Form 20-F
period 2002-12-31
ON TRACK INNOVATIONS LTD
filed 2003-06-30
CIK 1021604

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 0-49877

On Track Innovations Ltd.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Z.H.R Industrial Zone, Rosh-Pina 12000, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:                    None

Securities registered or to be registered pursuant to Section 12(g) of the Act: ordinary shares, NIS 0. 1 nominal value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None.

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,817,156 ordinary shares, NIS 0.1 nominal value.

               Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes         X                    No

               Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 __ Item 18 X

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

               The following selected consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002, have been derived from the audited consolidated financial statements of On Track Innovations Ltd. (together with its subsidiaries, the “Company” or “OTI”) set forth elsewhere in this Form 20-F.  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statements of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from the Company’s audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with U.S. GAAP.  The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to the Company’s consolidated financial statements and the related notes as well as “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

               On May 14, 2002, the Board of Directors of the Company approved a ten to one reverse split of the Company’s ordinary shares, such that each ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value. The above reverse share split was approved by the shareholders on June 14, 2002. The reverse share split was effective as of June 17, 2002. All shares, per share, warrants and options amounts in the financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31

	1998	1999	2000	2001	2002

REVENUES
Products	$ 3,175	$ 3,892	$ 12,498	$ 18,217	$ 15,492
Non-recurring engineering	295	405	89	500	952
Licensing and transaction fees	400	86	62	495	651
Customer service and technical support	-	-	428	676	868

Total revenues	3,870	4,383	13,077	19,888	17,963

COST OF REVENUES
Products	2,032	2,122	6,405	10,727	8,740
Non-recurring engineering	88	73	89	20	216
Customer service and technical support	-	-	332	491	546

Total cost of revenues	2,120	2,195	6,826	11,238	9,502

Gross profit	1,750	2,188	6,251	8,650	8,461

OPERATING EXPENSES
Research and development	1,282	2,101	4,947	6,768	4,459
Less - participation by the Office of the Chief Scientist	474	645	1,031	599	1,103

Research and development, net	808	1,456	3,916	6,169	3,356
Selling and marketing	1,905	2,013	7,030	6,585	3,869
General and administrative	1,916	1,839	3,656	4,668	5,183
Amortization of goodwill and intangible assets	-	-	472	1,124	161
Other expenses	-	-	599	340	-

Total operating expenses	4,629	5,308	15,673	18,886	12,569

Operating loss	(2,879)	(3,120)	(9,422)	(10,236)	(4,108)
Amortization of beneficial conversion feature on convertible loan	-	(250)	-	-	-
Financial income, net	24	318	819	71	41
Other expenses, net	-	-	-	(1,581)	(1,955)
Loss before income taxes	(2,855)	(3,052)	(8,603)	(11,746)	(6,022)
Tax benefit (taxes on income)	10	(82)	58	47	(207)

	(2,845)	(3,134)	(8,545)	(11,699)	(6,229)
Minority interest in losses (earnings) Of subsidiaries	-	81	250	15	(19)
Equity in losses of an affiliated company	(22)	(2)	-	-	-

Net loss	$(2,867)	$(3,055)	$(8,295)	$(11,684)	$(6,248)

Basic and diluted net loss per share	$ (2.73)	$ (2.54)	$ (5.60)	$ (7.49)	$ (3.76)

Weighted average number of shares used in computing net loss per shares - basic and diluted	1,048,573	1,204,651	1,480,494	1,559,490	1,661,170

	As of December 31

	1998	1999	2000	2001	2002

Balance Sheet Data:
Cash and cash equivalents	$2,035	$16,315	$15,598	$6,030	$2,145
Total current assets	6,108	33,423	29,070	17,048	10,821
Total assets	7,976	35,681	37,831	29,962	24,019
Total liabilities	5,974	8,315	14,627	15,592	12,978
Long term loans, net of current maturities	1,938	1,321	2,463	4,751	4,006
Total shareholders’ equity	2,002	27,366	23,204	14,370	11,041

RISK FACTORS

               This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions underlying any of the foregoing. Forward-looking statements include statements in (i) “ Item 4 – Information on the Company” regarding the Company’s belief as to increased acceptance of smart-card technology, expansion of the use of our technology, the impact of the Company’s relationship with technology partners and business partners as well as to the Company’s future revenue and the development of future products and (ii) ”Item 5 - Operating and Financial Review and Prospects” regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses, and adequacy of capital resources. Forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the Company’s actual results to differ materially from such results discussed in these statements.   Many of these risks and uncertainties are described in the risk factors set forth below in this section and elsewhere in this Form 20-F.  All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

Risks Related to Our Business

We have a history of losses and may not achieve profitability in the foreseeable future.

               We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $2.9 million in 1998, $3.1 million in 1999, $8.3 million in 2000, $11.7 million in 2001 and $6.2 million in 2002. Our losses resulted primarily from expenses we incurred in marketing and selling, as well as in research and development and general and administrative expenses, which have offset any increases in revenues, if any, over these periods. We expect to continue to incur operating losses in future periods as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities. Although we anticipate becoming profitable in our operations in the second half of 2003, there can be no assurance that we will accomplish that goal.

If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow as we expect, we may not succeed in selling our products.

               The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies. Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products. Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different than ours and may therefore be less willing to incur the capital expenditure required to install or upgrade to a contactless microprocessor-based smart card system. As a result, we cannot assure you that there will be significant market opportunities for contactless microprocessor-based smart card products. If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than we expected.

If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.

               To date, we sold products incorporating our technology within a limited number of markets. In 1999, our gasoline management system, or GMS, accounted for 40% of our product sales and sales of other products for use in the petroleum industry accounted for 13%. We are currently developing and marketing products such as medical cards for use in hospitals and identity cards for use by governmental authorities. We have yet to recognize revenues from sales of these products. We are devoting significant resources to developing and marketing these and other products and adapting our existing products for use in new markets. From the beginning of 1999 through 2002, we spent $18.3 million on research and development and $19.5 million on sales and marketing. If we fail to develop new products or adapt our existing products for new markets, our revenue growth may be impeded and we may incur significant losses.

We have historically derived a significant portion of our revenues from sales to systems integrators who are not the end-users of our products. Although the percentage of our revenues attributable to such sales is declining, we are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

               In 2000, 46%, in 2001, 18% and in 2002, 22% of our revenues were derived from sales to systems integrators, some of which are distributors of our products, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on systems integrators’ ability to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if such systems integrators’ efforts fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. For example, we terminated our agreement with our systems integrator in South Africa because we believed it had materially breached its agreement with us. As a result, we were subject to a costly arbitration proceeding which resulted in expenses of $630,000 incurred in 2000. Even in the case of successful arbitration such as this in which we were awarded $400,000, we may not be able to collect in full or at all such award. In addition, if we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

               Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Our inability to maintain our current, and establish new, strategic relationships could impair our revenue growth.

               The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and then we cooperate in marketing the resulting product. The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products, and thereby impair our revenue growth.

Some of our agreements restrict our ability to conduct business. Although the types of restrictions are customary in a commercial setting, the result may be that in the future we may not be able to take actions that we may believe are desirable.

               Under some of our agreements with suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business. For example, we have granted our joint venture with Cheung Kong, e-Smart, exclusive rights to distribute our products in Greater China and we granted our joint venture partner veto rights over key business decisions relating to the distribution of our products in that region. In addition, in the event that our products are sold in Greater China by third parties other than through e-Smart, we have agreed to pay to e-Smart 7.5% of the net revenues we receive from such sales. Our agreement with Samsung concerning the development and manufacture of a particular type of microprocessor chip that we refer to as a “monochip” requires us not to sell that microprocessor chip to the existing customers of Samsung. In addition, in some markets we sell our products through distributors who, in general, if sales quota are met, have exclusive distribution rights in that market.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

               We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, such as Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can.

               In addition, we may not be able to differentiate our products sufficiently from those of our competitors. If we cannot compete successfully with our existing and future competitors, we could experience lower sales, price reductions, loss of revenues, reduced gross margins and reduced market share.

               From time to time, we or one or more of our present or future competitors may announce new or enhanced products or technologies that have the potential to replace or shorten the life cycles of our existing products. The announcement of new or enhanced products may cause customers to delay or alter their purchasing decisions in anticipation of such products, and new products developed by our competitors may render our products obsolete or achieve greater market acceptance than our products.

If there is a sustained increase in demand for microprocessors, availability might be limited and prices might increase.

               Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. For example, there has been a shortage in the availability of microprocessors since the middle of 1999. Increased demand for, or limited availability of, microprocessors could substantially increase the cost of producing our products. Because some of our contracts have fixed prices, we may not be able to pass on any increases in costs to these customers, and consequently our profit margin could be reduced.

In addition, as a result of the shortages, we may be forced to delay shipments of our products, or devote additional resources to maintaining higher levels of microprocessor inventory. Consequently, we may experience substantial period-to-period fluctuations in our cost of revenues and, therefore, in our future results of operations.

Our products have long development cycles and we may expend significant resources in relation to a specific project without realizing any revenues.

               The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure you that contracts which we enter into will result in commercial sales. Our average development cycle is typically between 12 and 18 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance based on our results in any quarter.

               Our quarterly revenues and operating results have varied in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include:
•

The size and timing of orders placed by our customers, particularly in government projects. Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998, deployment began in January 2000. We started recognizing revenues in the second half of 2000.

•

The fact that our rental and financing expenses are fixed and we may not be able to reduce them in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

•	The tendency of our clients to place orders for products toward the last quarter of their financial year.

               Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Although the extent of our dependence on a small number of suppliers is decreasing, delays or discontinuance of the supply of components may still hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

               The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. Except for Samsung, which is currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers are sole suppliers. Nevertheless, and although we continue to seek additional sources of supply, we sometimes experience short-term adverse effects due to delayed shipments which have in the past, and could in the future, interrupt and delay the supply of our products to our customers, or which may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify any alternative source of supply, we may need to modify our products to be compatible with other components, which may cause delays in product shipments, increase manufacturing costs and increase product prices.

               Because some of our suppliers are located in Europe and the Far East, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors located in Israel and the Far East may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

We currently rely on a third party for licensing and updating the primary operating system we use in our products.

               We are currently required to license operating system software for the operation of our products. Since 1995, the principal licensor of this software has been Personal Cipher Card Corporation, or PC3, pursuant to a license agreement that terminates on July 5, 2005. If PC3 terminates the license it granted us, we may face some delays in providing our products to our customers and we expect that it may take several months to provide an adequate alternative. Even in the case of any such delay, we would anticipate no material disruption to our business.

If we fail to hire, train and retain qualified research and development personnel, our ability to enhance our existing products, develop new products and compete successfully may be materially and adversely affected.

               Our success depends in part on our ability to hire, train and retain qualified research and development personnel. Individuals who have expertise in research and development in our industry are scarce. Competition for such personnel is intense in the electronics industry, particularly in Israel, and therefore hiring, training and retaining such personnel is both time consuming and expensive. In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is in the North of Israel. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as the result of new Israeli case law which limits the scope of employee non-competition undertakings and may make them unenforceable in Israeli courts. If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

Our ability to compete depends on our continuing right to use, and our ability to protect, our intellectual property rights.

               Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, affiliates, distributors and others.

               We currently have patents in the United States, Israel and other countries covering some of our technology and have pending applications in the United States, Europe, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers and thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

               The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products. Competitors may also develop competing technology by designing around our patents and will then be able to manufacture and sell products which compete directly with ours. In that case, our business and operating results would be harmed.

               In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate litigation against third parties or defend opposition proceedings before the European Patent Office or prosecute interference proceedings before the U.S. Patent and Trademark Office. These legal and administrative proceedings could be expensive and occupy significant management time and resources. Our European patent covering contactless transmission of power and data between a microprocessor and a reader was revoked as the result of a third party opposing our patent. Currently, this patent is the subject of an appeal proceeding before the European Patent Office. If our appeal is not successful, we will lose our European patent and therefore the right to prevent others in Europe from using the technology covered by the patent.
               Furthermore, a successful opposition to our patent could provide a basis for our competitors to claim that our patents in other jurisdictions covering this technology are invalid. See “Business—Proprietary Technologies.”

Our products may infringe the intellectual property rights of others.

               It is not possible to know with certainty that the manufacture and sale of our products do not or will not infringe patents or other intellectual property rights owned by third parties. There may, for example, be patent applications pending at the moment, which when granted, may cover products that we have just developed or are developing. In certain other jurisdictions there is no publication of the subject matter of patents until the patents are issued. Third parties may from time to time claim that our current or future products infringe their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us, which could be costly, or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation and, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.
               Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any such litigation. Even if we prevail, the cost of such litigation could harm our results of operations. In addition, such litigation is time consuming and could divert our management’s attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms. Licenses may not be available to us on acceptable terms or at all. In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

The loss of the services of our Chairman, President and Chief Executive Officer, Oded Bashan, could seriously harm our business.

               Our success depends, in part, on the continued service of Oded Bashan, our Chairman, President and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

In the past three and a half years we have acquired three companies or groups of companies and we intend to continue to pursue strategic acquisitions in the future. The failure to successfully integrate acquired companies and businesses or to acquire new companies and businesses may harm our financial performance and growth.

               In the past three and a half years we have acquired City Smart, a systems integrator in Hong Kong, the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, and the InterCard group, a German systems integrator for card systems and manufacturer of electronic devices. These and future acquisitions could result in:
•

Difficulties in integrating our operations, technologies, products and services with those of the acquired companies. For example, we cannot be sure if the InterCard group’s current customer base will upgrade their systems to incorporate our products.

•	Difficulty in integrating operations spread across significant geographic distances as our three acquisitions were made in two continents.
•	Diversion of our capital and our management’s attention away from other business issues.
•	Potential loss of key employees and customers of companies we acquire.
•	Increased liabilities as a result of liabilities of the companies we acquire.
•	Dilution of your shareholding in the event we acquire companies in exchange for our shares.

               All three of our recent acquisitions were made through the issuance of our ordinary shares.

               We may not successfully integrate any technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, we may not be able to grow our business as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

               Over the last five years we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	North America	South America	Israel

1998	25%	21%	45%	4%	0%	5%
1999	16	16	33	30	2	3
2000	8	56	13	19	1	3
2001	6	71	10	9	1	3
2002	13	67	3	11	1	5

               Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

          In addition, there are certain inherent risks in these international operations which include:

•	Changes in regulatory requirements and communications standards;

•	Required licenses, tariffs and other trade barriers;

•	Difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

•	Difficulties in staffing and managing international operations;

•	Potentially adverse tax consequences; and

•	The burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

               Because we report in dollars, while a portion of our revenues and expenses are incurred in other currencies, principally in Euros and Shekels, currency fluctuations could adversely affect our results of operations.

The functional and reporting currency of the company is the U.S. dollar. We generate a significant portion of our revenues in dollars and incur a large portion of our expenses in other currencies, principally some of our employees’ salaries in Shekels and the majority of the expenses of the InterCard group in Euros. To the extent that OTI and our subsidiaries based in Israel and Germany conduct their business in different currencies, their revenues and expenses, and as a result, their assets and liabilities, are not necessarily in the same currency and therefore they are exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect their results of operations.  Our operations also could be adversely affected if we are unable to limit our exposure against currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the Shekel.
However, these measures may not adequately protect us from material adverse effects due to the impact of currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, such as Europe, devaluation in the local currencies of our customers relative to the dollar could cause our customers to cancel or decrease orders or default on payment.

We may have to adapt our products in order to integrate them into our customers’ systems or if new government regulations or industry standards are adopted or current regulations or standards are changed.

               Some of our products are subject to mandatory government regulation in the countries in which they are used. For example, card readers that are used in the United States require certification of compliance with regulations of the Federal Communications Commission and in Europe of compliance with regulations of European Telecommunications Standards Institute regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change to government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

               In addition, prior to purchasing our products, some customers may require us to receive certification that our products can be integrated successfully into their systems or comply with applicable regulations. Receipt of these certifications may not occur in a timely manner or at all. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications. Failure to become so certified could render us unable to deploy our products in a timely manner or at all.

Our products may contain defects that we find only after deployment, which could harm our reputation, result in loss of customers and revenues and subject us to product liability claims.

               Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking the kiosks to financial and parking databases, collecting data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing the parking transactions. Any defects in our products could result in:
         •     Harm to our reputation;
         •     Loss of, or delay in, revenues;
         •     Loss of customers and market share;
         •     Failure to attract new customers or achieve market acceptance for our products; and
         •     Unexpected expenses to remedy errors.

               In addition, we could be exposed to potential product liability claims. While we currently maintain product liability insurance, we cannot assure you that this insurance will be sufficient to cover any successful product liability claim. Any product liability claim could result in changes to our insurance policies, such as premium increases or the imposition of a large deductible or co-insurance requirements. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves, which would harm our business. Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

Current terrorist attacks may have a material adverse effect on our operating results.

               Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. There can be no assurance that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the sales of our products. Also, as a result of terrorism, the United States and other countries may enter into an armed conflict that could have a further impact on our sales, profitability, supply chain, production capability and ability to deliver product and services to customers.

Risks Related to Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

               Our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. In addition, since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. During 2002, violence has intensified between Palestinians and Israelis and Israel has undertaken military actions in the West Bank and the Gaza Strip. The future effect of the substantial deterioration and the ongoing violence between Israel and the Palestinians is unknown. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel to perform Israeli military service.
               Some of our executive officers and employees must perform annual military reserve duty in Israel and may be called to active duty at any time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

The Israeli government programs and tax benefits in which we currently participate or which we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs or taxes.
               We are entitled to tax benefits under Israeli government programs, largely as a result of the approved enterprise status granted to $3.5 million of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income would be taxed at a rate of 36%. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in fixed assets, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and have a material adverse effect on our business.

It may be difficult to enforce a United States judgment against us, our officers and directors and some of the experts named in this Form 20-F and other documents incorporated herein or to assert United States securities law claims in Israel.
               We are incorporated in Israel. Most of our executive officers and directors and the Israeli experts named in this Form 20-F and other documents incorporated herein reside outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these person in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel. See “Enforcement of Civil Liabilities.”

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.
               Israeli corporate law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to  acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Ordinary Shares—Anti-Takeover Provisions under Israeli Law.”

12

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA

               This 20-F includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

               Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

               These forward-looking statements involve risks, uncertainties, assumptions and other factors that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include the risk factors described in “Risk Factors” above and other factors discussed elsewhere in this 20-F.

               Many of these factors are beyond our ability to control or predict. You should not assume that forecasts and anticipated events will occur, or that our expectations and plans will not change. We do not have any intention to update forward-looking statements after we distribute this 20-F unless we are required to do so under U.S. federal securities laws or other applicable laws.

ITEM 4.          INFORMATION ON THE COMPANY

General

               Since our incorporation in 1990, we have designed, developed and sold contactless microprocessor-based smart card products. Because our cards contain a microprocessor, they can store and process information and run multiple applications. Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader. Our products combine the benefits of both microprocessors and contactless cards. We believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use. In addition to contactless microprocessor-based smart cards, we also sell, through the InterCard group, products that are based on other card technologies.

               Substantially all of our contactless microprocessor-based products are based on a common platform which we currently refer to as OTI Platform. (We have previously referred to it as the EYECON platform). OTI Platform is based on our patents and technologies and consists of our smart cards, readers, software that enables the development of applications for smart cards and a communication technology that ensures that the transmission of data to and from the card is secure and reliable. OTI Platform can be customized to support a large number of applications in a multitude of markets. Some of the markets for which we have customized OTI Platform include petroleum, parking, mass transit, border crossing and medical services.
Our products offer the following benefits:
         •     The information stored on our card and transferred between the card and the reader is secure;
         •     Our products provide for a reliable transfer of information to and from a card;
         •     Our cards are durable, easy to use and take a variety of forms such as key chains, tags, tickers and wristwatches;
         •     Our products are easy to install and maintain;
         •     Our products enable the transition from other card technologies to our contactless microprocessor-based technology; and
         •     Our products support multiple, independent applications on the same card.

         We intend to enhance our position in the design and development of contactless microprocessor based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through strategic relationships. Additionally, we aim to generate additional revenues from transaction fees and ongoing payments for customer support.

               We market our technologically advanced products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from Cupertino, California, and carried out through our subsidiaries in North America, Africa and Europe and our joint venture in Asia.

               We were incorporated under the laws of the State of Israel on February 15, 1990, under the name of De-Bug Innovations Ltd., with unlimited duration. We are registered with the Israeli registrar of companies in Jerusalem. Our founders were Oded Bashan and Ronnie Gilboa and our registration number is 52-004286-2. Our name was changed to On Track Innovations Ltd. on July 8, 1991.

Our objectives under our memorandum of association are to engage in any activity related to innovation and inventions in the fields of science and technology.

Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel.   The telephone number is 972-4-6868-000. Copies of this Form 20-F and other documents incorporated herein by reference can be obtained on the Company’s website, www.otiglobal.com or upon request from the Company’s Director of Corporate Communication, Ms. Galit Mendelson 212-531-3247.

Industry Background

What is a smart card?
               Plastic cards that contain a semiconductor chip are generally referred to as “smart cards.” Smart card technologies were first developed in response to the limitations of the magnetic strip commonly used in most credit and debit cards, telephone cards and hotel room access cards. Smart cards store larger amounts of information than magnetic strip cards. They can also update this information and store it more securely than a magnetic strip card can. Depending on the complexity of the chip that a smart card contains, some smart cards can process the stored information and support more than one application. For example, smart cards can act as a substitute for cash by storing a cash balance on the card that may later be reduced or increased. The same card can also store information identifying its holder.

What is a smart card system?

               A smart card system is comprised of a smart card, a reader that transmits and receives data from the smart card, and a computer that processes data received from the reader. A reader housed in a protective casing is known as a terminal. Most terminals today are designed for “contact” smart cards. These terminals rely on physical contact between the card and the reader and contain a slot into which the smart cards are inserted or through which they are swiped. Most smart cards today are credit card-sized plastic cards. However, with the introduction of “contactless” smart cards that do not need any physical contact with a reader, the form which smart cards and readers take can vary widely.

               Types of smart card chips

               The type of semiconductor chip on a smart card determines the amount of information and the number and complexity of applications that can be provided by the card, or how “smart” the card is. In today’s market, there are three primary types of chips. From the least technologically advanced to the most technologically advanced, they are as follows:

               Memory chip. The most basic type of chip used in smart cards is the memory chip. Smart cards containing memory chips are more advanced than magnetic strip cards because they can store larger amounts of data. Like magnetic strip cards, however, memory chips are not capable of processing the stored information. An external reader extracts the data stored on a memory chip card which is then transferred to an external computer system where it is processed. Updated information is then transferred back to the reader and then to the card. The most common memory card application is a disposable prepaid telephone card.

               Application Specific Integrated Circuit, or ASIC, chip. The ASIC chip can store data and perform limited pre-determined data processing tasks. It cannot be reprogrammed once created. ASIC-based chips are primarily used for applications that require limited processing capabilities and lower levels of security, such as premises access control and mass transit.

               Microprocessor chip. Unlike ASIC chips, microprocessor chips can be reprogrammed after being manufactured. New software applications can be added, replaced or updated at any time. Microprocessor chips can also run more applications and perform more complex calculations than ASIC chips. The difference between an ASIC-based smart card and a microprocessor-based smart card can be analogized to the difference between a calculator and a personal computer. A calculator is typically programmed at the time of manufacture to perform only a limited number of functions, and like an ASIC-based smart card, these functions cannot subsequently be changed. A personal computer has an operating system that can run many different applications, and like a microprocessor-based smart card, these applications can be modified and added to a personal computer.

               Microprocessors can process information using a formula, or algorithm, with a great number of variables, whereas ASIC chips can only repeat a fixed algorithm with a limited number of variables. Therefore, data stored on a microprocessor chip can be encrypted using a random code that is difficult to break. As a result, data stored on a microprocessor chip benefits from a higher level of security than data stored on an ASIC chip. At the same time, microprocessors require more power than ASIC chips for their operations and are typically more expensive.

               Contact vs. Contactless

               Another primary distinction between types of smart cards is whether they are “contact” or “contactless,” that is, whether physical contact between the card and the reader is required in order to transfer data and power between them. When using a contact card, the cardholder swipes or inserts the card into a slot in the card reader. When inserted properly, a metallic pad, or contact plate, on the smart card aligns with the electronic contacts inside the reader, and data and power are transferred across this connection. In contrast, in contactless smart card systems, power and data are transmitted through antennas located on the smart card and the reader without making physical contact.

               The developers of contactless microprocessor-based smart cards face the following significant challenges:

•

Support of ISO standards. The International Standard Organization, or ISO, is in the process of approving standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443. Currently, two separate types of standards—Type A and Type B—are undergoing approval by ISO. Because both standards are currently being used, only readers that can support both standards offer users the flexibility to use smart cards based on either standard.

•

Transfer of power to the card. Most providers of contactless smart card systems use a technology called resonant circuitry to create a magnetic field between the card and reader through which power is transferred to the card. Current limitations of resonant circuitry technology make this technology impractical for providing sufficient power to a microprocessor-based smart card in a contactless system.

•

Support of existing card-based infrastructure. Because of the large existing base of contactbased systems, there is demand for technologies that can support both contact and contactless applications with the same equipment. However, combined contact and contactless cards have traditionally contained two chips, one for use by the contact-based system and one for the contactless-based systems. The use of two chips increases the cost of the card, as well as the likelihood of discrepancies between the information stored on each chip by different applications and limits the level of security to the level offered by the ASIC chip. We believe that the shortcomings of these dual contact/contactless cards create a need for a single chip that can work with both contact and contactless systems. There have been attempts, principally by some of the larger chip manufacturers, to develop a technology that uses a single chip based on a device that would switch between contact and the contactless operations. We are unaware of any successful commercial implementation of this technology other than by us.

Despite the challenges discussed above, contactless smart cards offer considerable advantages over traditional contact-based smart cards including:

•

Speed. Transaction time in contactless systems is shorter than in contact systems because it is not necessary to insert the card in, or swipe it through, a reader or otherwise position it in any specific direction. As a result, for systems that need to handle a large number of users over a short period of time, such as mass transit systems, contactless systems provide considerable time savings when aggregated over a large number of users while users save time on each of their transactions.

•

Convenience. Contactless systems simplify the way transactions are executed. For example, a shopper can pay for goods in a retail outlet simply by positioning a wallet containing a contactless smart card in close proximity to a reader positioned at the check-out, without the need to withdraw the card from the wallet.

•

Variety of forms. Because contactless smart cards do not need to fit into a slot in a reader, they can take a wider array of forms desired by smart card users and providers, such as key chains, tags, wristwatches and other forms.

               Maintenance costs of contactless smart card systems are lower than maintenance costs for contact systems since the components can be shielded in a protective casing, and the readers and the cards are not subject to friction caused by inserting the card into, or swiping it through, a reader. Moreover, contactless smart card readers do not contain moving parts such as the contact plates in contact-based systems that are subject to wear and tear. As a result, contactless systems can operate under harsher conditions and have longer lives than contact systems. However, because contactless smart card systems require additional components, such as antennas in the reader and on the card and other transmission components at the level of the reader, the up-front costs associated with a contactless system are higher than the costs associated with a contact-based system.

Conclusion

               Given the benefits of contactless smart cards and microprocessor-based smart cards, we believe that there is strong demand within the smart card industry for cards that combine the benefits of both technologies. A number of companies such as Infineon and ST Microelectronics have already indicated their intention to offer contactless microprocessor-based smart cards. However, we believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use.

The OTI Solution

               Our technology enables microprocessor-based smart card systems to operate in a contactless environment. This technology is not only available for new systems, but can be integrated with and upgrade existing contact systems and other contactless systems. Our products have the benefits discussed below.

•

Combining the advantages of contactless systems and microprocessor-based systems. Our technology successfully combines the features of microprocessor-based cards and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to contact cards
Faster transaction time	Shorter time to complete a transaction	More transactions per minute
Cards do not need to be inserted or put into readers Durability	Easier to use and come in a variety of forms	Lower maintenance costs
Benefits of microprocessors compared to ASIC or memory chips	The card lasts longer	Reduce card replacement cost
Multiple applications	The card has multiple uses	Generates revenues from additional applications
Enhanced security	Information on the card is more secure	System is less vulnerable to fraud

•

Ease of transition from other card systems to contactless microprocessor-based systems. We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure. For example, as part of a project for SmartStop, we upgraded standard point-of-sales and gaming machines that supported only magnetic strip and coins to support contactless microprocessor-based smart cards.

•

Ease of transition from contact-based microprocessors to contactless microprocessors. Chip manufacturers and operating system providers can use our technology to upgrade their off the- shelf products to support both contact and contactless operations. This can be done by combining our technology with our customer’s microprocessor, enabling the microprocessor to support contact and contactless operations. By applying our patented hardware, save months of development time and reduce the time to market for their products.

•

Support of multiple standards. Our readers are capable of supporting ISO 14443 Type A and Type B standards. Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

               Our goal is to be the leading provider of contactless microprocessor-based smart card products.
Key elements of our strategy include:

               Enhance technological position. We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers. For example, currently the microprocessors in our products are designed and supplied by STM, Atmel and Samsung, and the smart card operating systems by Personal Cipher Card Corporation and ZhongChao TongFang Smart Card Ltd. In the future, we intend to achieve an in-house capability to design microprocessors and operating systems for smart cards.

               Expand global market presence. Our sales and marketing effort is directed from Cupertino, California. We market our product through a global network of marketing subsidiaries in North America, Europe and Africa, and in Asia through our joint venture, e-Smart. We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

               Generate recurring revenues. We currently derive most of our revenues from one-time payments for our products and technologies. We intend to generate additional revenues by receiving services fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions effected in systems that contain our products. For example, we have entered into such fee arrangements with respect to our parking systems in Israel, our gasoline management systems in South Africa.
               Leverage existing and seek new relationships. We have entered into relationships with Xerox, to cover the U.S. public library and higher education markets, and Beyond Petroleum (f/k/a British Petroleum), to cover the South African petroleum market. We have entered into these relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products. We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

               Leverage presence in existing industries to enter into new industries. We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used. For example, users of the gasoline management system we have sold to British Petroleum in South Africa will have in the future the option to add a payment application to their card. The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so. We plan to generate additional revenues through the sale of products required to add and operate these applications.

               Pursue strategic acquisitions. We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing and research and development capabilities. In this way, we plan to expand our product offerings and provide more comprehensive service to our customers. Since our initial public offering in 1999, we have acquired CitySmart, a systems integrator in Hong Kong, the SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards, and the InterCard group, a German systems integrator for card systems and manufacturer of electronic devices.

Core technologies

               Since our inception in 1990, we have developed technologies that facilitate the transmission of data and power between a contactless microprocessor-based smart card and a reader. Our products are based on a number of core technologies, which are discussed below.

               Power and data transmission technology

               We refer to our power and data transmission technology as “matched antenna” technology. The power, as well as the data, is transmitted to the microprocessor installed on the smart card through an electro-magnetic field generated by the reader. Our technology offers a number of key advantages:

•

Contactless smart cards can be based on microprocessors. In contrast to resonant circuitry technology, which is the predominant technology used for ASIC-based contactless smart cards, our matched antenna technology enables a reader to power a standard microprocessor embedded in the contactless card.

•

Replacing one of the components of the smart card system does not require re-tuning the system. In smart card systems based on resonant circuitry, once a component of the system is replaced the whole system needs to be re-tuned in order to function properly. This increases maintenance time and costs. Our technology allows components of the system to be replaced without any need for re-tuning, providing for easy, cost effective installation and maintenance of our products.

•

The reader does not need to be installed in close proximity to its antenna. The reader can be installed at a distance of up to 33 meters, or 100 feet, from the antenna, providing the ability to install smart card systems in harsh conditions, including potentially explosive environments such as gasoline stations. In addition, the customer can install the reader where there is easy access, facilitating installation and maintenance of the reader

Antenna interface

               Our antenna interface technology enables a single microprocessor to connect, or interface, with both contact and contactless readers. We refer to this as a “dual interface” feature. This enables customers with existing contact systems to gradually transition to contactless cards, rather than incurring up-front all the costs of replacing the contact system with a contactless system. We have developed the following two methods of implementing our dual interface feature:

•

Adding our antenna interface chip. The chip can be added to standard microprocessor-based contact cards, allowing the card to operate as a contactless smart card, in addition to being a contact card. This can be implemented within a relatively short period of up to three months, which reduces our customers’ time to market.

•

Integrating an antenna interface into the microprocessor. The antenna interface can be integrated into a microprocessor, which reduces the cost of manufacturing dual interface cards once manufacturing levels reach significant volumes of chips. At that point, the additional upfront cost of engineering work required in order to successfully integrate the two components—the microprocessor and the antenna interface—into one chip, is offset by the fact that only a single component is required. This is referred to as a monochip.

               In 1998, our antenna interface, which enables any contact-based microprocessor with any operating system to work in a contactless environment, was awarded the annual prize of the European Smart Card Applications and Technology organization for the most innovative achievement for smart cards in 1997.

Antenna module
               Contactless smart cards require an antenna as a conduit for ingoing and outgoing transmissions of power and data. Traditional contactless smart cards contain an antenna coil that is embedded around the edge of the card. The technology for embedding the antenna coil into the card is complex, creating a barrier for contact smart card manufacturers to transition to manufacturing contactless smart cards. Our technology eliminates the need to embed the antenna coil around the edge of the smart card by mounting the antenna on a standard size platform, or module, into which the microprocessor is embedded. Our technology allows contactless cards to be produced using existing contact card production processes without the need for new machinery. This significantly reduces manufacturing costs. In addition, when a manufacturing infrastructure exists in the local market, shipping costs to the local market and possibly duties can be reduced.

               In 2000, our antenna module was awarded the annual prize of the European Smart Card Applications and Technology organization for the most innovative achievement for smart cards in 1999.

Communications technology

               We have developed a unique communications technology that includes:

•	a set of rules, or a protocol, that is designed to ensure that information is properly transmitted from the reader to the card, and vice versa;
•	an additional layer of coding that makes the transmission of information more difficult to intercept and read; and
•	a technique that reduces the effect of background interference on the quality of the transmission.

Microprocessor chip and operating system design know-how

               Through the acquisition of the SoftChip Group we have acquired personnel skilled in the design of microprocessors and development of operating systems for smart cards. SoftChip acquired its know-how through its involvement in the design of microprocessors for smart cards on behalf of leading microprocessor manufacturers.

Products

The OTI Platform

               Substantially all of our products are based on a common platform, which we refer to as the OTI Platform, formerly known as the EYECON platform. The OTI Platform combines our patented technologies and consists of:

•	smart cards, which can take a variety of forms including tags, stickers, wristwatches, key chains and plastic credit card-sized cards;

•	smart card readers;

•	software that enables the development of applications on contactless microprocessor-based smart cards; and

•	a method of communications that regulates the transmission of data between a contactless smart card and a reader.

The following is a graphical representation of a contactless microprocessor-based smart card based on the OTI Platform:

               All of these elements work together to provide a foundation, upon which we or our customers build applications. The transmission of information between the card and the reader in an OTI Platform -based product is secure and reliable. For example, if communications are interrupted in the course of a transmission, the information transferred is incomplete, and the OTI Platform will reject the impaired transmission and require that the information be re-transmitted. In addition, our OTI Platform ensures that information is transmitted from the card in an encrypted form only to readers that are authorized to receive and able to decipher the transmission.

               OTI Platform supports several types of payment methods including debit and credit applications, loyalty points and an electronic cash substitute that increases or reduces the balance on the user’s card. We refer to these as e-purse applications.

Our products

               Our products consist of:

•

Customized products. We sell customized equipment based on our OTI Platform, including smart cards, readers and related equipment, to support applications in particular markets. Examples of these applications are described below. We typically receive payments for nonrecurring engineering for this customization and then sell the customized product to the customer.

•

Complete systems. We sell complete systems based on our OTI Platform. In addition to the equipment included in our customized products, complete systems include application software and specifically designed hardware. Our complete systems currently consist of our gasoline management system, our campus system and our parking payment system.

•	OEM: We sell components including smart cards and readers, with development tools for integration into other products.

Customized products

               Trucking. We have designed a product for use in truck stops. The product enables truck drivers to use contactless smart cards for local and long distance telephone services, electronic identification, fuel management, truck scale services, gaming machine payment, web access and e-purse, including loyalty programs. In 2001, we installed in two additional truck stop chains.
               Sales of our trucking product, including associated nonrecurring engineering, accounted for 1% of our revenues in 2000, 16% in 1999 and insignificant amounts in 1998 and 1997. In the first half of 2000, our product was installed as part of a pilot program at one truck stop in a truck stop chain. We have begun to install it in additional truck stops in the same chain.

               Mass transit. We have designed a product that enables efficient fare collection from a large volume of passengers in various types of mass transportation systems, such as buses and trains. The smart card serves as the passenger’s ticket. The chip in the smart card stores the passenger’s fare balance and is debited with the fare when the passenger boards or disembarks. The balance on the smart card can be increased repeatedly. We have not derived significant revenues from sales of our mass transit product. e-Smart received the first commercial order for this product for installation in a mass transit system in China. Installation of the system commenced in the first quarter of 2001. We started the installation of the system from which we derived revenues which accounted for 9% of our revenues in 2001 and less than 2% in 2002.

               Medical services. We currently are testing a product that will be designed to secure, process and manage medical information. The product will provide doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history. This information could be automatically updated after each treatment. Treatment information could be automatically transferred to the insurance provider’s computer system. This product would reduce costs to medical providers, provide increased security for a patient’s medical history and improve the quality and speed of service to patients. We have not derived revenues from sales of our medical services product. We began a pilot program for the product in South Africa during the second quarter of 2001.

               National documentation. We have developed a product that supports various types of user authentification through advanced authentication methods developed by other companies such as biometrics, which are required by governments for identification documentation. Biometric identification involves inputting data regarding the physical characteristics of the smart card holder, such as his fingerprints or facial impression, into the smart card. This data is stored in the smart card and compared with the actual characteristics of the smart card holder when the card is presented for identity validation. This enables governments to transition from paper-based national documentation systems to a more cost-effective paperless identification system, encompassing multiple forms of government identification such as passports, national identification cards, driver’s licenses and national health cards. In addition, we have incorporated our antenna module into a sticker. The sticker can be attached to existing paper documentation and thus converting it into a contactless smart card.
               The Israeli government selected our technology and products for use in a system controlling passage between Israel and areas governed by the Palestinian Authority which will be supplied by Electronic Data Systems. The system is currently being developed.

Complete systems

               Gasoline management system. Our gasoline management system, or GMS, records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance. By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, simplify payment processes, track the use of each vehicle and reduce the risk of theft or fraud. GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

               The information is communicated via an antenna in the vehicle’s gas tank to an antenna mounted on the fuel nozzle when the fuel nozzle is inserted into the vehicle’s gas tank, and is then transferred to the gas station computer. Disengaging the nozzle from the gas tank will immediately turn off the pump.

               The following diagram illustrates a typical GMS system:

               We commenced sales of GMS in 1995. Sales of GMS accounted for 14% of our revenues in 2002, 6% of our revenues in 2001 and 12% in 2000. GMS is being used by a number of petroleum companies, such as BP South Africa in Africa, Turcas in Turkey and Mobil in Ecuador. As of December 31, 2001, a total of approximately 700 gas stations have been equipped with GMS, including in South Africa, Turkey and Ecuador, and we have delivered GMS equipment for approximately 70,000 vehicles.

               Campus systems. We designed our campus system for use in self-contained or campus environments, such as closed communities, kibbutzim, which are self-contained communities found only in Israel, senior citizen homes, universities, schools and corporate facilities. Each campus user is provided with a contactless smart card which provides secured access to different areas of the campus, and can include various types of e-purse applications, monitoring of time and attendance at work, vending machine functions, gasoline management and cafeteria operations.

               Our campus system has been in full commercial operation in over 40 kibbutzim in Israel since 1993, more than 20 residential complexes in Hong Kong since 1997, two senior citizen homes in Israel since 1998 and a country club in Israel since 2000. We also have installed a campus system operation at a University in Germany and in January, 2001, we established a relationship with Xerox to exploit our campus system operation in the United States. Sales of our campus system accounted for 6% of our revenues in 2002, 6% of our revenues in 2001, 9% in 2000, 36% in 1999, 40% in 1998 and 37% in 1997.

               Parking payment system. Our electronic parking payment system, which we refer to as EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees. Drivers are issued contactless microprocessor-based smart cards, or EasyPark cards, to replace existing parking payment methods, including parking meters. The EasyPark card stores the amount of money, or the balance that is available for payment of parking fees. A driver can increase the balance at special self-service kiosks placed at convenient locations. Compliance with parking regulations is monitored by inspectors using specially designed hand-held terminals.

               In May 1999, the EasyPark system was selected as the national parking system for Israel. During 2000, the system was widely implemented throughout Israel. We are currently marketing the EasyPark system through our global network of subsidiaries.

Other products
               Through InterCard GmbH Kartensysteme, we offer products that are based on other card technologies. These products include the following:

               InterCard campus system. The InterCard group currently sells and manages campus systems that are operated by cards based on a wide array of technologies, including magnetic strips, ASICbased systems and contact microprocessor-based systems, provided by a number of companies, such as GemPlus and Cards & More GmbH. The InterCard group’s campus system is used in over 80 universities in Germany under the name UniCard. The primary difference between the InterCard group’s campus system and the campus system that we offer is that the InterCard group’s campus system includes management and clearing software for closed campus environments and is based solely on contact cards. Within the next 12 months we intend to offer campus systems integrating our contactless smart card technology with the InterCard group’s management and clearing software. Additionally, we intend to offer the InterCard group’s customers the option to gradually replace or upgrade their readers and cards to our contactless microprocessor-based systems. Revenues from the InterCard group’s campus systems have accounted for $3.8 million of the InterCard group’s revenues in 2002.

               CopyTex. CopyTex is a type of products that operate copying machines. CopyTex products use a variety of technologies including paper or plastic magnetic strips and microprocessor-based smart cards. There are approximately 10,000 customers for CopyTex which is installed in universities, schools, corporations and libraries. Revenues from CopyTex have accounted for $3.6 million of the InterCard group’s revenues in 2002.

               Transportation. In addition, InterCard GmbH Systemelectronic manufactures and sells electronic devices for InterCard GmbH Kartensysteme and for non-smart card applications in the transportation industry. Revenues from sales by InterCard GmbH Systemelectronic, excluding sales to InterCard GmbH Kartensysteme, accounted for $3.8 million or 41% of the InterCard group’s revenues in 1999, $3.9 million or 52% in 2000, $4.7 million or 35% in 2001 and $5.4 million or 42% in 2002.

Technology licensing
               In 1998, we licensed our contactless technology on a non-exclusive basis to Samsung for the purpose of developing a microprocessor that integrates our antenna interface into Samsung’s microprocessor, which we refer to as a monochip. The duration of the license is ten years and is extended automatically for one-year periods for so long as Samsung continues to commercially manufacture monochips. We received a one-time technology licensing fee from Samsung and will receive royalties from sales of monochips by Samsung. We may purchase monochips from Samsung at a preferential price and we have agreed to sell components for card readers to Samsung at preferential prices. Both we and Samsung are permitted to sell monochips worldwide other than to customers who are known to be a client of the other party. We may license our technology to other microprocessor manufacturers in the future.

Customer service and technical support
We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of 12 employees consisting of three employees located in our corporate headquarters in Rosh Pina, Israel, two in the United States, three in Africa and four in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries which provide 24-hour customer support to our customers, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee. For 1998, 1999, 2000, 2001 and for 2002 revenues derived from customer service and technical support constituted up to 5% of our total revenue for each year.

Subsidiaries and Affiliates

The chart below describes the corporate structure of our principal subsidiaries and major affiliates.

 (1) The remaining shares of Easy Park are held by two investors.

(2) We hold the remaining 10% of the shares of Easy Park Israel Ltd.

(3) We acquired a 51% interest in InterCard GmbH Systemelectronic and InterCard GmbH Kartensysteme, or the InterCard group in June 2000. We acquired the remaining 49% in January 2001. 9% of our shares in the InterCard group are pledged to the former owner as security for the payment of a loan granted to us by the former owner. These shares will be gradually released as the loan is paid. The pledge will terminate upon complete payment of the loan.

(4) Cheung Kong Infrastructure holds its interest in e-Smart System Inc. through its subsidiary Ocean Wonder Ltd.

               Easy Park Ltd.
               Our subsidiary, Easy Park Ltd., developed our EasyPark system. Easy Park is incorporated under the laws of the State of Israel and uses office space in our headquarters in Rosh Pina, Israel. Each holder or holders, individually or in the aggregate, of 10.5% of Easy Park’s issued share capital may appoint one member to Easy Park’s board of directors. Currently, we appoint all of the members of the board of directors.

               Our Easy Park system was selected for a national parking system for Israel. The deployment and operation of the Israeli project is managed by a subsidiary of Easy Park called Easy Park Israel Ltd. Easy Park holds 100% of the issued share capital of Easy Park Israel.

               OTI America, Inc.
               OTI America, Inc. is headquartered in Cupertino and incorporated in US, California and provides marketing and customer support services for our products in North and South America. In addition, our global marketing and strategy development is headed from OTI America.

               e-Smart System Inc.
               e-Smart System Inc. is a 50% owned joint venture with Cheung Kong Infrastructure Holdings Ltd., a Hong Kong-based infrastructure company, and subsidiary of Cheung Kong (Holdings) Ltd. through its subsidiary Ocean Wonder Limited. Cheung Kong (Holdings) has significant stakes in Hutchison Wampoa, a Hong Kong based telecommunications company, and Hong Kong Electric. As part of the joint venture, we appointed e-Smart as exclusive distributor for our products in Greater China (the People’s Republic of China, Taiwan, Hong Kong and Macau). The venture is using the established distribution network of Cheung Kong (Holdings) and will also undertake marketing activities in Greater China. The venture is building a research and development center in Hong Kong that will conduct ongoing product and technological research to customize our products to different local needs within Greater China.

In January 2001, e-Smart exercised an option that we had granted to it to acquire the assets of City Smart, our wholly-owned systems integrator located in Hong Kong.

               OTI Africa Ltd.
               OTI Africa Ltd. is headquartered and incorporated in South Africa and provides marketing, distribution and customer support services for our products in Africa.

               The SoftChip Group
               The SoftChip Group is a designer of microprocessors and operating systems for smart cards, incorporated in Israel.

               The InterCard group
               We acquired 51% of the InterCard group in June 2000 and the remaining 49% in January 2001.
The InterCard group consists of two main companies:

               InterCard GmbH Kartensysteme is incorporated under the German laws. InterCard GmbH Kartensysteme is a systems integrator primarily supplying smart card systems for over 80 university campuses in Germany. InterCard GmbH Kartensysteme also sells copy machine payment systems to universities, libraries and corporations. We plan to offer to the InterCard group’s customers the option to upgrade their existing payment systems to contactless smart card systems using our technologies. In addition, we intend to market, distribute and support our products through the InterCard group’s marketing, distribution and support network in Europe to their existing customer base in order to accelerate our penetration into the European market.

               InterCard GmbH Systemelectronic is incorporated under the German laws. InterCard GmbH Systemelectronic has a manufacturing facility which currently manufactures electronic devices for InterCard GmbH Kartensysteme and the transportation industry. We manufactured some of our readers in this facility commencing in 2001, and we expect to continue manufacturing products for the transportation industry.

               For more details on these acquisitions see “Certain Transactions.”

Customers
               We sell our products to systems integrators and service providers. Our customers can be divided into the following groups:
•

Systems integrators. Systems integrators incorporate our products into their systems, which they then sell to service providers and install for use in a specific project. Some of these systems integrators also market and distribute our products. We derived 81% of our revenues in 1999, 46% in 2000, 18% in 2001 and 22% in 2002 from sales to systems integrators.

•

Service providers. Service providers include companies and government agencies that offer smart card services to end-users who are their customers. We derived 19% of our revenues in 1999, 54% in 2000, 82% in 2001 and 78% in 2002 from sales to service providers.

Sales and marketing

               We have built a global network of subsidiaries through which we sell and market our products.

               As of 2002, we had a total sales and marketing staff of 25 employees in four locations. We market our products in the Americas through OTI America, which employs five employees, in Africa we sell and market through OTI Africa, which also employs five employees, in Europe we sell and market through the InterCard group and our Frankfurt office, which together employ six employees, and to Israel through our headquarters in Rosh Pina, which employs four employees. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition. Our current marketing efforts include participation in trade shows and conferences, press releases, updating our web site, conducting speaking engagements and advertising in industry publications. We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

               We also sell our products through independent systems integrators, some of which also act as distributors for our products. We have granted some of our systems integrators exclusive distribution rights within a particular country or region. In such cases, we generally guarantee exclusivity only if certain sales targets are met. In addition, we have appointed our joint venture, e-Smart, as exclusive distributor of our products in Greater China, not subject to any minimum sales targets. e-Smart will remain our exclusive distributor in the Greater China for so long as we and our joint venture partner, Cheung Kong Infrastructure Holdings, hold any shares of e-Smart, unless we and Cheung Kong Infrastructure Holdings agree to terminate the appointment. We have also undertaken not to compete with the activities of e-Smart in Greater China for so long as we are a shareholder of e-Smart and for a period of one year after the termination of our distribution agreement if the termination occurs due to our default. e-Smart has undertaken not to compete with our activities in Greater China for one year following the termination of our distribution agreement for any reason.

               Cheung Kong Infrastructure Holdings has agreed to use reasonable efforts to cause its affiliated companies not to compete with e-Smart. For further details, see “Certain Transactions—Establishment of Joint Venture with Cheung Kong Infrastructure.”

               We have entered into relationships which we believe will enable us to penetrate new markets, develop new products and enhance the visibility of our brand name. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and we then cooperate in marketing the resulting product. We have established relationships with Xerox, Beyond Petroleum (f/k/a British Petroleum). Our relationship with Xerox is intended to exploit U.S. public library and higher education markets and our relationship with Beyond Petroleum is focussed on the South African petroleum market.

Manufacturing

External manufacturers and suppliers

               We currently purchase substantially all of the hardware components and software for our products from third-party suppliers and outsource substantially all of the manufacturing and assembling of our products to manufacturing subcontractors. We have not entered into long-term supply contracts and purchase these hardware components on a purchase order basis. This allows us to focus our resources on the design, development and marketing of our products. Our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit over-dependence on any one supplier or manufacturer.

Smart cards.
•

Microprocessors. The current suppliers of microprocessors for our smart cards are STM, Atmel, and Samsung. In addition, we have jointly developed together with Samsung a “monochip” that integrates our antenna interface with Samsung’s microprocessor. Samsung began production of the monochip. In addition, through SoftChip, we are currently developing a microprocessor design for smart cards.

•

Modules. A module is a silicon plate into which the components of a microprocessor are embedded. The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and South East Asia.

•

Packaging. We package the components for our smart cards in a variety of forms, such as key chains, tags, stickers and cards. The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe. Our credit card-sized smart cards are manufactured in Korea, China, Thailand and the United States.

•

Readers. We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor. The readers are assembled for us in Israel mainly by USR Electronics Ltd.

Operating systems. We currently use two different operating systems in our OTI Platform:
•

PC3 smart card operating system. We have licensed the PC3 smart card operating system from Personal Cipher Card Corporation under a royalty-bearing non-exclusive license since July 1995 which terminates in July 2005.

Sales of products containing the PC3 smart card operating system accounted for 73% of our revenues from smart cards in 1999, substantially all of our revenues from smart cards in 2000, it accounted for 53% of our revenues from smart cards in 2001, and for 46% of our revenues from smart cards in 2002.

      Quality control. We maintain strict internal and external quality control processes. We require that the facilities of our suppliers and manufacturing subcontractors are ISO 9002 certified. ISO 9002 refers to a quality assurance model established by ISO for companies that design, produce, install, inspect and test products.

Internal manufacturing capabilities
               We currently package, test and encode our readers at our production facility in Rosh Pina, Israel. Our packaging and testing facilities are ISO 9002 certified. We consummated recently the building of a manufacturing facility in Rosh Pina, which will permit us to incorporate modules into credit card-sized contactless smart cards. This expansion will enable us to respond more rapidly to customer demand for smart cards in the initial phase of a project.

               InterCard Systemelectronic, our subsidiary, owns a manufacturing facility in Germany for electronic devices primarily for the transportation industry and card terminals for the systems provided by InterCard Kartensysteme, its sister company. Our acquisition enhances our in-house manufacturing capabilities to manufacture our terminals and card readers. We started manufacturing small quantities of our readers at the facilities of InterCard Systemelectronic in 2001. We expect that InterCard Systemelectronic will also continue to manufacture products for the transportation industry.

               We have granted our joint venture, e-Smart, an option exercisable after January 1, 2001, to manufacture smart cards using our technology for sale in Greater China. In such event, we will retain exclusive rights to our technology and any smart cards manufactured by e-Smart must contain modules manufactured by us. We are entitled to receive royalties at rates to be agreed upon for smart cards manufactured by e-Smart.

Government regulations
               Some of our products are subject to mandatory government regulation in the countries in which they are used. For example, card readers that are used in the United States require certification of compliance with regulations of the Federal Communications Commission and those used in Europe require certification of compliance with regulations of European Telecommunications Standards Institute regarding emission limits of radio frequency devices. In the United States, our GMS and retail petroleum products are subject to compliance with regulations of Underwriters Laboratories Inc., a public safety and testing certification organization, and in Europe to regulations of the European Union. Our products are compliant with these regulations.

Research and development
               We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies. Accordingly, we intend to continue devoting substantial resources to research and development. In 1999, 2000,  2001 and 2002, we invested approximately $1.5 million, $3.9 million, $6.2 million and $3.4 million respectively, in research and development, net of grants from the Office of the Chief Scientist, representing 33%, 30%, 31% and 19% of our revenues for each of those periods. In 1999, 2000, 2001 and 2002, we received grants from the Office of the Chief Scientist in the amount of $645,000, $1.0 million, $599,000 and $1.1 million, respectively, to be used for research and development. We are paying royalties to the Government of Israel at a rate of 3%-5% of sales of the products in which the Government of Israel has participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval.
•	Our research and development activities focus on three areas:
•	implementing our core technologies in microprocessors and readers;
•	enhancing the functionality of our components and expanding the range of our products to serve new markets; and
•	developing new innovative technologies related to the operation of contactless microprocessor based smart cards.

               As December 31, 2002, we employed 51 persons in our research and development department. Our research and development facilities are located at our headquarters in Rosh Pina, Israel. We believe that our success is based on our experienced team of senior engineers and technicians who have on average 12 years of experience in their respective fields. Our research and development facilities are ISO 9001 certified. ISO 9001 refers to a quality assurance model established by ISO for research and development facilities.

Proprietary technologies
               Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret law, as well as know-how, confidentiality agreements and other contractual relationships with our employees, affiliates, distributors and others. We have a number of issued patents in various jurisdictions with respect to our technologies, as well as a number of pending patent applications. The more significant of these are as follows:

Technology	Status

Contactless transmission of power and data between a smart card and a reader.	Patents granted in the United States, Israel, Canada, Singapore, Australia, South Africa and Hong Kong. The U.S. patent expires in 2010 and the other patents expire in 2011.
Dual interface technology for contact/ contactless operation using a single microprocessor on the same card.	Patent granted in the United States, Israel and Australia. These patents expire in 2017. European, Canadian and Hong Kong patent applications pending. PCT application in the national phase.
System that uses contactless smart card for parking systems.	Patents granted to Easy Park in Israel, the United States, Europe, Hong Kong and South Africa. These patents expire in 2012.
Dual interface technology for contact/ contactless operating in a single card conforming to ISO 14443 Type A and B standards.	Patent granted in the United States, Europe and Hong Kong. PCT in national phase. Application pending in Israel, Canada and Australia.
Long range transmission of data.	Patent granted in the United States, Europe, Hong Kong and in Israel. PCT in national phase. Applications pending in Canada and Australia.
Vehicle tag incorporated into a capless fuel inlet cap.	Patent granted in Europe, United States and Australia. Accepted in Israel and Hong Kong. Application pending in Canada. PCT in the national phase.

               We cannot be certain that patents will be issued with respect to any of our pending or future patent applications. In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged. We are currently appealing the decision of the European Patent Office revoking our patent relating to contactless transmission of power and data. Our reader products, but not those of the InterCard group, are based on the technology covered by this patent. We cannot assure you that this proceeding will be successful. If our appeal is not successful, we could lose the right to prevent others in Europe from using the technology covered by the patent. Our right to manufacture and sell our products in Europe is not dependent on the outcome of this opposition proceeding. This proceeding does not have a direct effect on our patents granted in the United States and elsewhere although a successful opposition to this patent could provide a basis for our competitors to claim that our patents in other jurisdictions covering this technology are invalid.

               We have registered trademarks in the United States, the European Community and Israel for OTI and OTI INSIGHT. EYECON is a registered European Community Trade Mark and is also registered in Israel. As the result of an opposition action by Eicon Networks Corporation, the Company and Eicon reached an agreement on January 2, 2002 regarding the future use of the EYECON trademark described in the Company’s US Trademark Application Serial No. 75/313,746 and Israeli Trademark Application No. 110844. According to the agreement, the Company will: (i) withdraw its US trademark application and all other applications associated with the EYECON trademark worldwide and notify all trademark offices of its intention to withdraw such applications within 30 days of the effective date of the agreement; (ii) cancel any existing registrations of the EYECON trademark by providing notice of such cancellation to the relevant trademark offices worldwide, no later than December 18, 2003 for the US and Canada and no later than December 18, 2004 for all other countries worldwide, except several countries including Israel, where the applicable date will be December 18, 2005; and (iii) immediately begin phasing out its use of the EYECON trademark worldwide. SCIENCE-NON FICTION is a registered European Community Trade Mark and registered in Israel and is a pending trademark application in the United States. EASY PARK is a registered trademark in the United States, Canada, Singapore and Israel. We are also using other less important registered trademarks and unregistered trademarks and trade names.

Competition
               Contactless microprocessor-based products and technologies. We anticipate competition in sales of our products, systems and technologies from other providers of contactless microprocessor-based smart card technologies. We expect competition to intensify as our competitors commit greater resources to the development of contactless microprocessor-based smart cards. Some of the larger chip manufacturers that operate in the smart card market, including Atmel, STM, Infineon and Philips Semiconductors, have announced that they are developing contactless microprocessor-based smart cards. However, we are not aware of any other company that has deployed contactless microprocessor-based smart card products for commercial use.

               Contactless ASIC-based products and technologies. We compete with contactless ASIC-based technologies developed primarily by Philips Semiconductors, which comply with ISO 14443 and which are used by some of the largest manufacturers of smart cards, including Gemplus, Schlumburger and Giesecke & Devrient, and Sony’s contactless ASIC-based technology, that is not ISO compliant. Other companies offer contactless ASIC-based systems for specific applications. For example, TIRIS, a subsidiary of Texas Instruments, provides ASIC-based keyring tags for gasoline management systems, which compete with the VeriPass system which we have developed with and for VeriFone. In addition, Orpak Industries, Ltd. and Roisman Engineering Ltd., both based in Israel, also offer gasoline management systems, which use simple ASIC-based devices powered by batteries and that do not comply with the standards set by ISO.

               Other contact-based technologies. We compete with contact-based products such as microprocessor-based contact cards, ASIC-based contact cards, memory chip cards and magnetic strip cards. We believe that these cards offer inferior functionality compared to contactless microprocessor-based smart cards. Nevertheless, some of our potential customers have in the past, and may in the future, consider these alternatives sufficient for their needs.

Real property
               We lease an aggregate of 10,639 square meters of land in Rosh Pina, Israel from the Israel Lands Authority. Out of the 10,639 square meters, 2,377 meters are leased under a 49 year lease which expires on November 16, 2041, with an option to extend for a further period of 49 years. Our principal management, administration and marketing activities occupy a 1,188 square meter facility on the site. The remaining 8,262 square meters of land are leased under a 49 year lease with the Israel Lands Authority which expires on September 14, 2047, with an option to extend for a further period of 49 years. Our principal engineering, research and development and part of our manufacturing activities occupy a 4,000 square meter facility on this site. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.
               The Company’s rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim. Our majority owned subsidiary, Easy Park Ltd., leases office space in this complex from us.
               OTI America, Inc. leases an aggregate of 1,964 square feet of office space in Cupertino, California pursuant to a lease that expires on January 31, 2005. e-Smart leases an aggregate of 427 square meters of office space in Hong Kong pursuant to a lease that expires on July 9, 2003. OTI Africa Ltd. leases an aggregate of 2,500 square meters of office space in Cape Town, South Africa, pursuant to a lease that expires on December 31, 2004, with an option to extend the lease for an additional three years.
               Softchip utilizes an aggregate of 204 square meters in Jerusalem pursuant to a lease which expired on December 31, 1998. The lease agreement was not extended, but the parties continue to act according to the provisions of it.

               InterCard GmbH Kartensysteme owns an aggregate of 5,201 square meters of land in Bad D¨ urrheim, Germany. Of this land 3,000 square meters can be used commercially and the remainder is currently designated as farmland. The commercially usable land is leased by InterCard GmbH Kartensysteme to InterCard GmbH Systemelectronic. This land is used by InterCard GmbH Systemelectronic for its manufacturing facility. InterCard GmbH Kartensysteme leases an additional 1,626 square meters of space which is used for administration, storage and development purposes. The lease agreement was automatically extended until December 31, 2003.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

               The following discussion and analysis is based on and should be read in conjunction with the Company’s consolidated financial statements, including the related notes, contained in “Item 18 - “Financial Statements.”

Overview

               We design, develop and sell contactless microprocessor-based smart card products. Our headquarters and research and development activities are in Israel, our sales and marketing efforts are directed from Cupertino, California, with additional sales and support offices in Europe, South Africa and Asia, and our packaging, assembly and manufacturing facilities are in Israel and Germany.

               Since our incorporation in 1990, we have focused on the development of our core technologies and our products based on our OTI Platform. In 1993, we began selling our campus system to kibbutzim, which are self-contained communities found only in Israel. Over time, our customer base for campus systems increased from two kibbutzim in 1993 to over 40 kibbutzim in 2000. In 1995, we began selling our gasoline management system, which we refer to as GMS, which has since been installed in over 700 gas stations in South Africa, Ecuador and Turkey. In 1998, we were awarded a contract for an electronic parking payment system, which we refer to as EasyPark, in Israel. We began to deploy EasyPark in 2000 and completed deployment of the system in June 2001.

               Acquisitions have been a key component of our growth strategy. On December 30, 1999, we acquired City Smart Ltd., a Hong Kong systems integrator. On January 28, 2000, we acquired the SoftChip Group, an Israeli designer of microprocessors and operating systems for smart cards. In June 2000, we acquired a 51% interest in InterCard GmbH Kartensysteme and InterCard GmbH Systemelectronic, which we refer to as the InterCard group, a German systems integrator for card systems and manufacturer of electronic devices. In January 2001, we acquired the remaining 49% of the InterCard group. In February 2000, we formed a joint venture, e-Smart, with a subsidiary of Cheung Kong Infrastructure, for the sale of our products and systems in the Asia Pacific region. During the first quarter of 2001, the operations of City Smart were transferred to e-Smart. Our results of operations for the year ended December 31, 2000 include the operating results of SoftChip from January 1, 2000 and the InterCard group from June 1, 2000, both of which were accounted for under the purchase method. For this reason, it may be difficult to compare our recent operating results with our operating results from previous years. For example, for the year ended December 31, 2000, revenues from the InterCard group accounted for 51% of our total revenues.

In December 2002, the Company issued 10% Redeemable Convertible Promissory Notes (“the notes”) in the amount of $250,000. The notes may be converted into ordinary shares of the Company.  The conversion price shall be the average closing price of the Company’s shares on NASDAQ during the ten (10) consecutive trading days prior to the conversion which in no event will be less than 75% or greater than 125% of the closing price on the day of closing ($6.00).  The entire principal balance is due on December 31, 2004.  The notes are exercisable 90 days from the date of closing.

As of the date of this 20-F, 2002, none of the notes has been converted into ordinary shares.

In connection with the issuance of these notes, the Company also issued detachable warrants to purchase an aggregate of 16,758 ordinary shares, at an exercise price of 120% of the average per share price for the ordinary shares for the ten (10) consecutive day trading period prior to the closing.  The warrants will expire on December 31, 2007.

Upon the issuance of the notes on December 5, 2002, the Company was required to record a discount in the amount of approximately $42 representing the fair value of above mentioned warrants, which is being amortized to financial expenses over a period of two years.

               Our consolidated financial statements included elsewhere in this prospectus are prepared in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

               Revenues
               We have experienced rapid revenue growth during the last years, but we have experienced a decrease in revenues in 2002. Our revenues grew from $2.1 million in the year ended December 31, 1997 to $19.9 million in the year ended December 31, 2001. For the year ended December 31, 2002 our revenues decreased 10% to $18.0 million from $19.9 million for the year ended December 31, 2001.

               We derive revenues from product sales, nonrecurring engineering, customer services and technical support, and licensing and transaction fees.

               Products. To date, our product sales have consisted primarily of sales of GMS and our campus system. In 1999, we started to derive revenues from sales of customized products, including smart cards, readers and related equipment, for use in the retail petroleum and trucking industries. Additionally, since June 2000, we have derived revenues of $16.2 million from sales by our subsidiary, InterCard GmbH Kartensysteme, of card products based on other technologies and $15.0 million from sales by our subsidiary, InterCard GmbH Systemelectronics, of products for use in the transportation industry.

               Nonrecurring engineering. Nonrecurring engineering revenues consist of payments for the adaptation of our products to the requirements of a specific customer. We receive payments for nonrecurring engineering regardless of whether our customers ultimately purchase the customized product. Revenues from nonrecurring engineering have varied widely from period to period. For example, in 1999 nonrecurring engineering accounted for 9% of our revenues, but accounted for only 1% of our revenues for the year ended December 31, 2000, 3% of our revenues for the year ended December 31, 2001 and 5% of our revenues for the year ended December 31, 2002. Revenues from nonrecurring engineering fluctuate because not all projects that we undertake require customization of our products and those that do require varying degrees of customization.

               Customer services and technical support. Customer services and technical support consist of fees paid by purchasers of our products for ongoing customer services and technical support.Customer services and technical support accounted for 3% of our revenues for the year ended December 31, 2000, 3% of our revenues for the year ended December 31, 2001, and 5% of our revenues for the year ended December 31, 2002.

               Licensing and transaction fees. Licensing fees include one-time and periodic payments for manufacturing or distribution rights for our products. These rights have been granted to select customers and the terms and fees are negotiated on a case by case basis. As a result, licensing fees fluctuate. Transaction fees are paid by customers based on the volume of transactions effected in systems that contain our products.Licensing and transaction fees accounted for 1% of our revenues for the year ended December 31, 2000, 2% of our revenues for the year ended December 31, 2001, and 4% of our revenues for the year ended December 31, 2002

               We currently derive our revenues primarily from sales of our products. Revenues from product sales accounted for 92% of our total revenues for the year ended December 31, 2001 and 86% for the year ended December 31, 2002.

               Revenues from our customers have fluctuated substantially from period to period in part because sales of our products sometimes involve a one-time payment for nonrecurring engineering followed by an initial bulk sale of tangible products, with lower revenues generated from repeat sales of components and services in following years.

               Geographical breakdown. We sell our products primarily in Europe. For the year ended December 31, 2002 we derived 67% of our revenues from sales in Europe, 3% of our revenues from sales in the Far East, 13% of our revenues from sales in Africa, 5% of our revenues from sales in Israel, 11% of our revenues from sales in North America and 1% of our revenues from sales in South America. For the year ended December 31, 2001, we derived 71% of our revenues from sales in Europe, 10% of our revenues from sales in the Far East, 9% of our revenues from sales in North America, 6% of our revenues from sales in Africa, 3% of our revenues from sales in Israel and 1% of our revenues from sales in South America. For the year ended December 31, 2000, we derived 56% of our revenues from sales in Europe, 13% of our revenues from sales in the Far East, 19% of our revenues from sales in North America, 8% of our revenues from sales in Africa, 3% of our revenues from sales in Israel and 1% of our revenues from sales in South America.

               We believe that changes in regional and local economies, such as the financial crisis suffered by the Asian countries in 1998, may have affected our sales in that region. In addition, because the majority of the InterCard group’s customers is located in Europe, the proportion of our revenues derived from European customers has increased following our acquisition of the InterCard group.

               Cost of revenues and gross margin
               Products. Products cost of revenues consists primarily of materials, as well as the salary, subcontractors and related costs for our technical staff who assemble our products and related overhead expenses.
               Nonrecurring engineering. Nonrecurring engineering cost of revenues consists of the salary and related costs for our technical staff who customize our products and related overhead expenses.
               Licensing and transaction fees. Licensing and transaction fees revenues do not have associated cost of revenues because the costs incurred to initiate the project from which they are derived are included under marketing and selling expenses.
               Customer services and technical support. Customer services and technical support cost of revenues consist of the salary and related costs for our technical staff that provide those services and support and related overhead expenses.

               For any given period, our gross margin will depend on the mix of products revenues, nonrecurring engineering revenues, licensing and transaction fees and customer and technical support fees in that period. In general, the gross margin related to products revenues is lower than the gross margin related to nonrecurring engineering and licensing and transaction fees. The gross margin for products sales was 44% for the year ended December 31, 2002, 41% for the year ended December 31, 2001, 49% for 2000, 45% for 1999 and 36% for 1998. The gross margin for nonrecurring engineering was 77% for the year ended December 31, 2002, 96% for the year ended December 31, 2001, 0% for 2000, 82% for 1999 and 70% for 1998. Historically, we have had no costs associated with licensing and transaction fees. The gross margin for customer services and technical support was 37% for the year ended December 31, 2002, 27% for the year ended December 31, 2001, and 22% for the year ended December 31, 2000. We did not receive fees for customer services and technical support prior to 2000. Our total gross margin was 47% for the year ended December 31, 2002, 43% for the year ended December 31, 2001, 48% for 2000, 50% for 1999 and 45% for 1998.

               Operating expenses
               Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses and intellectual property registration expenses. All research and development costs are expensed as incurred. Since 1997 until 2001, we have significantly increased our research and development expenditures. In 2002, the Company research and development expenses have decreased due to the cost cutting measures which the Company took and the Company’s trend to developing solutions for our customers’ specific order requirements.

               Research and development expenses, net, are net of payments received from the Government of Israel, through the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. We received grants from the Office of the Chief Scientist for the development of our products totaling $645,000 in 1999, $1.0 million in 2000, $599,000 in 2001 and $1.1 million in 2002. See “—Government of Israel Support Programs.”

               Marketing and selling. Our marketing and selling expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows.

               General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive, financial and administrative staff. These expenses also include costs of our professional advisors such as legal and accounting experts, expenses related to doubtful accounts and depreciation expenses.

               Financing income and expenses
               Financing income consists primarily of interest earned on our cash equivalents balances and other financial investments and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses.

               Critical Accounting Policies.

               We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of the periods presented. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, and our policy with respect to Goodwill and Other Intangible Assets.

               Revenue recognition. We recognize product revenues upon delivery, provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection is probable. In the case of nonrecurring engineering, delivery is deemed to occur on completion of testing and approval of the customization of the product by the customer and no further obligation exists.

               Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, persuasive evidence of an arrangement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

We recognize revenues from customer services and technical support as the services are rendered over the period of the contract.

               We recognize transaction fees as they are earned based on usage.

               Our revenue recognition policies are consistently applied for all revenues recognized.

               Amounts billed where the revenue recognition criteria have not been met, and as a result the revenue is not yet earned, are reflected as deferred revenue, which is netted off against the related receivable. If amounts billed and classified as deferred revenues are collected, the amounts are included in liabilities.

Impairment of Goodwill and Other Intangible Assets
               We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2002, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) became effective, and as a result, commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, we have performed an initial impairment review of goodwill as of January 1, 2002 and will perform an annual impairment review thereafter at the level of each reporting unit. We have estimated the fair value of each reporting unit and compared it to its reported carrying amount. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples, taking into consideration factors such as control premiums and synergies. In certain cases we have obtained an opinion from an independent appraiser. Based on this comparison for each reporting unit, no goodwill impairment losses were recorded. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation. Net goodwill and other intangible assets amounted to approximately $5.9 million as of December 31, 2002.

Results of Operations

               The following table presents, for the periods indicated, certain information data concerning the Company’s results of operations:

	Year ended December 31

	2000	2001	2002

REVENUES
Products	$12,498	$18,217	$15,492
Non-recurring engineering	89	500	952
Licensing and transaction fees	62	495	651
Customer service and technical support	428	676	868

Total revenues	13,077	19,888	17,963

COST OF REVENUES
Products	6,405	10,727	8,740
Non-recurring engineering	89	20	216
Customer service and technical support	332	491	546

Total cost of revenues	6,826	11,238	9,502

Gross profit	6,251	8,650	8,461

OPERATING EXPENSES
Research and development	4,947	6,768	4,459
Less - participation by the Office of the Chief Scientist	1,031	599	1,103

Research and development, net	3,916	6,169	3,356
Selling and marketing	7,030	6,585	3,869
General and administrative	3,656	4,668	5,183
Amortization of goodwill and intangible assets	472	1,124	161
Other expenses	599	340	-

Total operating expenses	15,673	18,886	12,569

Operating loss	(9,422)	(10,236)	(4,108)
Financing income	1,300	520	990
Financing expenses	481	471	949
Other expenses, net	-	(1,581)	(1,955)

Loss before income taxes	(8,603)	(11,746)	(6,022)
Tax benefit (taxes on income)	58	47	(207)

	(8,545)	(11,699)	(6,229)

Minority interest in losses (earnings) Of subsidiaries	250	15	(19)

Net loss	$(8,295)	$(11,684)	$(6,248)

                    The following table sets forth, for the periods indicated, certain operations data expressed as a percentage of our revenues:

	As a Percentage of Total Revenues

	Year ended December 31

	2000	2001	2002

REVENUES
Products	95%	92%	86%
Non-recurring engineering	1	3	5
Licensing and transaction fees	1	2	4
Customer service and technical support	3	3	5

Total revenues	100	100	100

COST OF REVENUES
Products	49	54	49
Non-recurring engineering	1	1	1
Customer service and technical support	2	2	3

Total cost of revenues	52	57	53

Gross profit	48	43	47

OPERATING EXPENSES
Research and development	38	34	25
Less - participation by the Office of the Chief Scientist	8	3	6

Research and development, net	30	31	19
Selling and marketing	54	33	22
General and administrative	28	23	29
Amortization of goodwill and intangible assets	4	6	1
Other expenses	4	2	0

Total operating expenses	120	95	71

Operating loss	(72)	(52)	(24)
Financing income	10	3	6
Financing expenses	(4)	(2)	(5)
Other expenses, net	0	(8)	(11)

Loss before income taxes	(66)	(59)	(34)
Tax benefit (taxes on income)	1	0	(1)

Minority interest in losses (earnings) Of subsidiaries	2	0	0

Net loss	(63)%	(59)%	(35)%

Revenues

               Products.  Revenues from products were $12.5 million in 2000, $18.2 million in 2001 and $15.5 million in 2002. The increases in 2001 resulted primarily due to the inclusion of $12.9 million of annual product sales by the InterCard group in 2001, whereas 2000 includes the sales of the InterCard group from June 2000. The decrease in revenues in 2002 was primarily a result of lower spending by the Company’s customers, much of which was attributable to the global economic slow down, continuous weakness in the service providers sector and a more competitive market place.

               Nonrecurring engineering.Revenues from nonrecurring engineering were $89,000 in 2000, $500,000 in 2001 and $952,000 in 2002.

                              Licensing and transaction fees.Revenues from licensing and transaction fees were $62,000 in 2000, $495,000 in 2001 and $651,000 in 2002.The increase in 2001 in licensing and transaction fees was due to license fees received from OTI Africa and the InterCard group. The increase in revenues from licensing and transaction fees in 2002 was also mainly due to license fees received from the InterCard group.

               Customer services and technical support.Revenues from customer services and technical support were $428,000 in 2000, $676,000 in 2001 and $868,000 in 2002. The increase in 2001 is mainly due to the increase in revenues from customer service and technical support and due to relatively lower margin sales of customer services and technical support. The increase in revenues from customer services and technical support in 2002 is primarily consisted of revenues from OTI Africa.

Cost of revenues and gross margin

                              Products.Cost of products revenues was $6.4 million in 2000, $10.7 million in 2001 and $8.7 million in 2002. The increase in cost of sales of products revenues in 2001 was primarily due to the increase in product sales. The decrease in cost of sales of products in 2002 was due to relatively lower margin sales made by the InterCard group.

               Nonrecurring engineering.Cost of nonrecurring engineering revenues was $89,000 in 2000, $20,000 in 2001and $216,000 in 2002. The increase in cost of sales of nonrecurring engineering in 2002 is a result of higher sales of nonrecurring engineering.

               Licensing and transaction fees.Cost of licensing and transaction revenues was zero for 2000, 2001 and 2002.

               Customer services and technical support.Cost of customer services and technical support was $332,000 in 2000, $491,000 in 2001and $546,000 in 2002. Cost of customer services and technical support increased in 2002 primarily due to the increase in revenues from customer service and technical support and due to relatively lower margin sales of customer services and technical support.

Gross margin was 48% in 2000, 43% in 2001 and 47% in 2002. The decrease in our overall gross margin in 2001 was primarily due to the change in our revenue mix as compared with the same period in 2000. During 2001, as compared with the same period in 2000 we sold a higher percentage of OEM products as compared to system products. The gross margin of OEM products is lower than that of system products. The increase in our overall gross margin in 2002 is a result of sales with relatively lower margins, which is a result of market conditions.

Operating expenses

               Research and development.Research and development expenses, net of participation from the Office of the Chief Scientist (“OCS”), was $3.9 million in 2000, $6.2 million in 2001and $3.4 million in 2002, representing 30% of revenues in 2000, 31% in 2001 and 19% in 2002.The increase in 2001 was primarily due to an increase of $750,000 relating to the hiring of additional research and development staff, an increase of $529,000 in material expenses and an increase of $340,000 in subcontracting expenses. The hiring of additional staff and increased contracting expenses were incurred partly in connection with the development of the company’s future line of products and partly in connection with the adaptation of our products to proposed standards of the International Standards Organization for contactless smart cards. The decrease in 2002 was primarily due to $790,000 related to the decrease in subcontractors, a reduction of $619,000 in salaries and from a decrease of $584,000 in materials. The decrease in subcontractor and materials, reflects the Company’s trend of developing solutions for our customers’ specific order requirements.

               The participation received from the OCS totaled $1.0 million in 2000, $599,000 in 2001 and $1.1 million in 2002. Research and development expenses, net increased in 2001 as a result of a change in policy of the OCS, which decreased the OCS’s participation in research and development expenses.

                              Marketing and selling.Marketing and selling was $7.0 million in 2000, $6.6 million in 2001 and $3.9 million in 2002, representing 54% of revenues in 2000, 33% in 2001 and 22% in 2002. The decrease in marketing and selling in 2001 was primarily due to the reduction in salaries and the reduction in the amount of staffing. The decrease in marketing and selling expenses in 2002 was primarily due to $1.3 million related to salary reductions, a decrease of $977,000 related to marketing and advertising and due to $352,000 decrease in exhibition and traveling exepnses.

                              General and administrative.General and administrative expense was $3.7 million in 2000, $4.7 million in 2001 and $5.2 million in 2002, representing, 28% of revenues in 2000, 23% in 2001 and 29% in 2002. This increase in general and administrative expense in 2001 was primarily due to an increase of $855,000 related to the hiring of additional general and administrative staff. The increase in general and administrative expenses in 2002 was primarily due to an expense of $379,000 related to salaries and $105,000 related to doubtful accounts.

                              Amortization of intangible assets.Amortization of intangible assets was $472,000 in 2000, $1.1 million in 2001 and $161,000 in 2002. The increase in 2001 is primarily due to the purchase of 49% of the InterCard group in January 2001. The decrease in 2002 was due to the adoption of SFAS 142, in which the Company reclassified certain intangible assets as goodwill, which it ceased to amortize. The Company continues to amortize its intangibles assets acquired during the purchase of the SoftChip group, the InterCard group and Easy Park Israel. Intangible assets are currently being amortized over five years for the SoftChip Group, seven years for the InterCard group and three years for EasyPark Israel Ltd.

               Other expenses. Other expenses were $599,000 in 2000, $340,000 in 2001 and zero in 2002. In 2000, we incurred $599,000 due to legal and related expenses in connection with an arbitration proceeding with one of our distributors. We received a favorable award in this arbitration proceeding. In 2001, we recorded a non-cash provision of $340,000 in respect of the dissolution of our subsidiary InterCard Inc, which enabled us to further reduce our operating expenses without effecting our normal course of business.

Financing income and expenses.

                              Financing income.Our financing income was $1.3 million in 2000, $520,000 in 2001, $990,000 in 2002.  Financing income in 2001 was due to interest earned on the proceeds from our 1999 initial public offering. Financing income in 2002 was due to foreign currency gains and due to the interest earned on the proceeds from our 1999 initial public offering in Germany.

                              Financing expenses.Our financing expenses were $481,000 in 2000, $471,000 in 2001 and $949,000 in 2002. Financing expenses in 2001 were primarily due to $330,000 due to our loan balance and $119,000 in foreign currency losses. Financing expenses in 2002 were primarily due to $576,000 foreign currency losses and $370,000 due to interest on our loan balance.

               Other expenses, net.Other expenses, net, were zero in 2000, $1.6 million in 2001 and $2.0 million in 2002. Other expenses for 2001 were in connection with an aborted public offering in which we incurred expenses of $1.6 million. Other expenses during 2002 were primarily due to $935,000 related to the registration costs, $769,000 in connection to options and warrants to consultants and a $271,000 cancellation of a debt of a former shareholder of our subsidiary CitySmart and due to capital loss from the sale of unused assets.

Quarterly Results of Operations

               The tables below set forth consolidated statements of operations data for each of the eight consecutive quarters ended December 31, 2002, both in U.S. dollar amounts and as a percentage of revenues. This information has been derived from our unaudited consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of our results for a full year or any future period and we cannot assure you that any trend reflected in such results will continue in the future. The reason for the increase in products sales between the first and second quarters of 2002 is the cyclical nature of our sales, which are characterized by lower sales in the first quarter and increases during subsequent quarters.

	2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	(in thousands)
Revenues:
Products	$3,719	$4,160	$4,941	$5,397	$3,588	5,038	$3,885	$2,981

Nonrecurring engineering	0	500	0	0	305	0	190	457
License and transaction fees	44	130	196	125	152	129	128	242
Customer services and technical support	49	209	280	138	118	326	156	268

Total revenues	3,812	4,999	5,417	5,660	4,163	5,493	4,359	3,948

Cost of Revenues:
Products	2,097	2,146	3,364	3,120	2,109	2,957	1,871	1,803

Nonrecurring engineering	0	20	0	0	50	0	32	134
License and transaction fees	0	0	0	0	0	0	0	0
Customer services and technical support	33	64	111	283	67	192	138	149

Total cost of revenues	2,130	2,230	3,475	3,403	2,226	3,149	2,041	2,086

Gross profit	1,682	2,769	1,942	2,257	1,937	2,344	2,318	1,862

Operating expenses:
Research and development	1,935	1,886	1,629	1,318	1,242	1,207	999	1,011
Less — participation by the Office of the Chief Scientist	0	142	231	226	206	292	275	330

Research and development, net	1,935	1,744	1,398	1,092	1,036	915	724	681
Marketing and selling	1,778	1,740	1,433	1,634	974	856	1,187	852
General and administrative	1,116	993	1,086	1,473	1,193	1,275	1,243	1,472
Amortization of intangible assets	281	281	281	281	20	47	47	47
Other expenses	0	0	320	20	0	0	0	0

Total operating expenses	5,110	4,758	4,518	4,500	3,223	3,093	3,201	3,052

Operating loss	(3,428)	(1,989)	(2,576)	(2,243)	(1,286)	(749)	(883)	(1,190)
Financing income (expenses)	130	55	59	(173)	140	72	(135)	(36)
Other income (expenses)	0	6	0	(1,587)	(22)	(736)	(577)	(620)

Loss before taxes on income	(3,298)	(1,928)	(2,517)	(4,003)	(1,168)	(1,413)	(1,595)	(1,846)
Tax benefit (taxes on income)	(25)	13	(7)	66	(22)	19	(8)	(196)
Minority interest	(11)	3	(14)	37	(19)	0	0	0

Net loss	$(3,334)	$(1,912)	$(2,538)	$(3,900)	$(1,209)	$(1,394)	$(1,603)	$(2,042)

As a Percentage of Total Revenues

	2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Products	98%	83%	91%	95%	86%	92%	89%	76%
Nonrecurring engineering	0	10	0	0	7	0	4	12
License and transaction fees	1	3	4	2	4	2	3	6
Customer services and technical
Support	1	4	5	3	3	6	4	6

Total revenues	100	100	100	100	100	100	100	100
Cost of revenues
Products	55	43	62	55	51	54	43	46
Nonrecurring engineering	0	1	0	0	1	0	1	3
License and transaction fees	0	0	0	0	0	0	0	0
Customer services and technical
Support	1	1	2	5	1	3	3	4

Total cost of revenues	56	45	64	60	53	57	47	53

Gross profit	44	55	36	40	47	43	53	47

Operating expenses
Research and development	51	38	30	23	30	22	23	26
Less — participation by the
Office of the Chief Scientist	0	3	4	4	5	5	6	9

Research and development, net	51	35	26	19	25	17	17	17
Marketing and selling	47	35	26	29	23	16	27	22
General and administrative	29	20	20	26	29	23	29	37
Amortization of intangible assets	7	5	6	5	0	1	1	1
Other expenses (income)	0	0	6	1	0	0	0	0

Total operating expenses	134	95	84	80	77	57	74	77

Operating loss	(90)	(40)	(48)	(40)	(30)	(14)	(21)	(30)
Amortization of beneficial conversion feature on convertible Loan	0	0	0	0	0	0	0	0
Financing income (expenses)	3	1	2	(3)	3	1	(3)	(1)
Other income (expenses)	0	0	0	(28)	(1)	(13)	(13)	(16)

Loss before taxes on income	(87)	(39)	(46)	(71)	(28)	(26)	(37)	(47)
Tax benefit (taxes on income)	0	1	0	1	(1)	0	(0)	(5)
Minority interest	0	0	(1)	1	0	0	0	0

Net loss	(87)%	(38)%	(47)%	(69)%	(29)%	(26)%	(37)%	(52)%

               The Company’s future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the timing of new product releases and acceptance of new products, the demand for the Company’s products, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the expansion of the Company’s sales and marketing organizations, the Company’s ability to develop new and enhanced products and control costs, the Company’s ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which products are sold, the mix of products and services sold, the growth in the acceptance of smart-card technology, seasonal trends in customer purchasing, customer capital spending budgets, foreign currency exchange rates and general economic factors. The Company’s revenues are subject to seasonal fluctuations related to the slowdown in spending activities and the increased activity related to the year-end purchasing cycles of many end-users of the Company’s products. The Company believes that it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the first quarters of each physical year.

               The Company’s expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company’s expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company’s operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company’s ordinary shares would likely be materially adversely affected.

Liquidity and Capital Resources

               Our principal sources of liquidity since our inception have been private and public sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist and to a lesser extent, cash from operations. We had cash and cash equivalents of $2.1 million as of December 31, 2002, and $6.0 million as of December 31, 2001. In addition, we had short-term investments of $1.7 million as of December 31, 2002, and $1.9 million as of December 31, 2001. We expect that our working capital is sufficient to meet our present requirements.

               Operating activities. For the year ended December 31, 2002 we used $1.1 million of cash in operating activities primarily due to our net loss of $6.2 million and from a $1.3 million decrease in trade payables, which mainly reflects the cost measures which we took and from a $497,000 decrease in other current liabilities, which mainly reflects the cancellation of the debt of a former shareholder of our subsidiary CitySmart, partially offset by $1.6 million amortization of deferred stock compensation, a $1.4 million decrease in trade receivables, due to improved collections, a $1.1 million decrease in inventories which is due to a continuous effort to reduce the inventory level and from a $1.1 million stock compensation in respect of stock options granted to consultants. For the year ended December 31, 2001, we used $7.8 million of cash in operating activities primarily due to our net loss of $11.7 million and from a $270,000 decrease in other current liabilities, partially offset by a $744,000 decrease in trade receivables due to improved collections offset by the decrease in our allowance for doubtful accounts and a $1.2 million decrease in other receivables and prepaid expenses as a result of a write off of expenses. In the same period in 2000, net cash used in operating activities totaled $10.7 million primarily due to our net loss of $8.3 million and a $1.5 million increase in inventories as a result of increased revenues and anticipated growth in revenues.

               For the year ended December 31, 2002, net cash used in investing activities was $779,000 primarily due to a $793,000 investment in equipment purchases. For the year ended December 31, 2001, net cash used in investing activities was $2.9 million primarily due to a $2.6 million investment in plant and equipment purchases. For the same period in 2000, net cash provided by investing activities was $7.4 million primarily due to a $10.2 million decrease in bank deposits, partially offset by a $2.5 million investment in plant and equipment purchases.

               For the year ended December 31, 2002, net cash used in financing activities was $2.1 million due to $1.6 million repayment of long-term loans and from a $1.1 decrease in short-term bank credit, partially offset by $372,000 long term loans received. For the year ended December 31, 2001, net cash provided by financing activities was $1.1 million due to a $4.0 million long-term loans received, partially offset by a $2.3 million repayment of long-term loans and a decrease of $582,000 in short-term bank credit. For the same period in 2000, net cash provided by financing activities totaled $2.6 million primarily due to a $2.5 million long-term loans received and an increase of $1.6 million in short-term bank credit partially offset by a $1.7 million repayment of long-term loans.

Capital Expenditure

               In 2000, we invested $2..5 million in capital expenditure, primarily the building of a new manufacturing facility in Rosh Pina, Israel, which was completed in 2001. The new facility supports the research and development, testing and manufacturing of the Company’s contactless microprocessor-based smart card products. The completion of the new facility cost $3.7 million, approximately $2.8 million of which was financed by a loan from Bank Hapoalim, and the remainder from the Company’s cash balances. The Company’s rights in the facility and the real estate on which the facilty is built are pledged for the benefit of Bank Hapoalim as security, inter alia, for the loan. See “Business—Real Property”. The new facility is built on a 4,000 square meters area located next to the Company’s old facility, which now houses the Company’s global management offices. The land for the new facility was leased from the Israeli Lands Authority for a period of 49 years, expiring on September 14, 2047 with an option to extend the lease for an additional 49 years.

               In 2001, we invested $2.6 million in capital expenditures, which related primarily to the construction of our new manufacturing facility and in 2002, we invested $793,000 in capital expenditures which, related primarily to additional computers, software and manufacturing equipment.
               In connection with our joint venture, e-Smart, we have agreed to guarantee up to $2.0 million of borrowings under a line of credit that Cheung Kong Infrastructure has undertaken to provide, or cause to be provided, to the joint venture. As of December 31, 2002, this line of credit has not been utilized. See “Certain Transactions—Establishment of Joint Venture with Cheung Kong Infrastructure.”
               On February 26, 2002, our Board approved a plan by which the Company may pay, during a 12 month period, the salaries of certain of our employees who agree to participate in the plan, by way of grant of options. An employee who participates in the plan and who receives options may direct the trustee of the plan to exercise such options and sell the shares issued upon such exercise. On March 28, 2003, our Board approved the extension of the plan for an additional period of six months commencing May 2003. See “Share Option Plans — 2001 Share Option Plan”. The principal purpose of this arrangement is to enable us to use our available cash for other proper corporate purposes, including payment of sales expenses and research and development. In the event we or our employees determined to terminate this arrangement, we would have sufficient cash to cover our salary and other current obligations.

At December 31, 2002, we and our subsidiaries have contractual obligations which are expected to affect our consolidated cash flow in future periods as follows:

	2003	2004	2005	2006	2007 and thereafter	Total

Capital lease obligations	$225,000	$222,000	$170,000	$-	$-	$617,000
Loans	$1,301,000	$984,000	$575,000	$442,000	$1,613,000	$4,915,000
Total	$1,526,000	$1,206,000	$745,000	$442,000	$1,613,000	$5,532,000

Research and Development, Patents and Licenses

For disclosures regarding our research and development, patents and licenses, see Item 4. Information on the Company above.

Market Risk

               Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  We do not use financial instruments for trading purposes. It is our policy and practice from time to time to use derivative financial instruments only to limit exposure.

               As of  December 31, 2002, we held $1.7 million in marketable bonds of the State of Israel, all with high credit quality issuers and with a limited amount of credit exposure to any one issuer.

               Interest Rate Risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of  December 31, 2002, we had fixed interest rate loan obligations of $4.7 million. $2.6 were denominated in US dollars, $1.6 million were denominated in Euros and $512,000 were denominated in NIS. These loans will be repaid during the next 9 years. At the same time, we had variable interest rate loan obligations of $1.0 million in dollars.  These loans will also be repaid during the next 9 years.  We believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and consolidated net assets.

          The carrying value of the loans are equivalent to or approximate their value as they bear interest at approximate market rates.

               Impact of Inflation and Currency Fluctuations. Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the Shekel in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. In addition, we are exposed to the risk that the dollar will be devalued against the Shekel. To date, we have not been materially affected by changes in the Israeli rate of inflation or the exchange rates of the Shekel compared to the dollar, but we cannot assure you that we will not be adversely affected in the future.

               The annual rate of inflation in Israel was 6.5% in 2002, 1.4% in 2001 and 0% in 2000. The Shekel devalued against the dollar by approximately 7.3% in 2002 and 9.4% in 2001 and the Shekel appreciated against the dollar by approximately 2.7% in 2000.

               The functional currency of the InterCard group is the Euro. Significantly, all of the Intercard group revenues are earned and significantly all of its expenses are incurred in Euros. To the extent that there are fluctuations between the Euro and the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We do not expect our exposure to these fluctuations to be material.

Corporate Tax Rate

               Israeli companies are generally subject to income tax at the corporate tax rate of 36%. As of December 31, 2002, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $27.6 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2002, we have not yet utilized the tax benefits for which we are eligible. In addition, $4.5 million of our investment programs in buildings, equipment and production facilities have been granted approved enterprise status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. A total of $260,000 of the investment programs of our subsidiary, EasyPark, has also been granted approved enterprise status. We have derived approximately 24% of our consolidated income from our approved enterprise programs. All of our operating income and the operating income of EasyPark generated in Israel is derived from approved enterprise programs. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this filing, we believe that we comply with these conditions. The law prescribing the benefits will be terminated in December 2003 and therefore there is a doubt regarding obtaining new benefits. There can be no assurance that such tax benefits will be continued in the future at their current levels or otherwise.

In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law generally effective January 1, 2003,  which could adversely affect the Company’s effective tax rate.  See “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 - Additional Information.”

Government of Israel Support Programs

               We participate in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade that support research and development activities. We received grants of $1.0 million in 2000, $599,000 in 2001 and $1.1 million in 2002 from the Office of the Chief Scientist with respect to our e-purse application. Under the terms of these grants, a royalty of 3% to 5% of the sales of this product must be paid to the Office of the Chief Scientist, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid.

               Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2002, we have received a total of $4.3 million from the Office of the Chief Scientist net of royalties paid to it. The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the Office of the Chief Scientist has granted special approval. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the Office of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist to the extent of our sales of our products and related services for the foreseeable future. Separate Office of the Chief Scientist consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

               The following table sets forth certain information concerning our current directors and executive officers, including officers of certain of our subsidiaries:

Name	Age	Position

Oded Bashan (1)	56	President, Chief Executive Officer, Chairman and Director
Ronnie Gilboa	47	Vice President—Projects and Director
Guy Shafran	31	Chief Financial Officer
Moshe Aduk	46	Vice President—Gasoline Management System
Nehemya Itay	54	Vice President—Hardware Engineering
Ohad Bashan	32	Head of Global Marketing and Strategy Development; President and Chief Executive Officer, OTI America, Inc.
Shulamith Shiffer (1)(2)(3)	57	Director
Felix Goedhart (2)(3)	39	Director
Raanan Ellran (1)(2)(3)	53	Director

(1) Compensation committee member
(2) Audit committee member
(3) External director

               Oded Bashan co-founded the company in 1990 and has continued to serve as our President, Chief Executive Officer and Chairman since that time. Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990. Mr. Bashan is Chairman of OTI America, Inc., OTI Africa Ltd., SoftChip Technologies (3000) Ltd., Easy Park Ltd. and Easy Park Israel Ltd. and a director of e-Smart System Inc. and Z.H.R. Industrial Park Company Ltd. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion. He is currently a member of the trustee committee of the Tel-Chai College and a member of the consulting committee for the Executive MBA program at Bar Ilan University. Mr. Bashan holds both a B.A. and an M.A. in economics and business management from the Hebrew University of Jerusalem.
               Ronnie Gilboa co-founded the company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date serves as Vice President Projects of the Issuer. He serves on the board of directors of OTI America, Inc., e-Smart System Inc., OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd. and Softchip Technologies (3000) Ltd. Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990.  Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).
               Guy Shafran serves as our Chief Financial Officer and has served as a director of Easy Park Ltd. since June 2000 and as a director of Easy Park (Israel) Ltd. since March, 2002. Prior to joining us, Mr. Shafran was chief financial officer at the Israel Cold Storage and Supply Company Ltd., an Israeli public company engaged in the distribution of soft drinks and cold storage, from June 1996 to March 2000. From July 1995 to February 1996, Mr. Shafran was assistant to the chairman of the Baran Group Ltd., an Israeli engineering company. Mr. Shafran holds a B.A. in economics with a specialization in business administration from Ben Gurion University, Beer Sheba.
               Moshe Aduk serves as our Vice President—Gasoline Management System having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1995 to July 1999. Prior to joining us, Mr. Aduk was a hardware and software development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1985 to 1990. From 1984 to 1985, he was employed as a technical support engineer at Motorola Israel. Mr. Aduk holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).
               Nehemya Itay serves as our Vice President—Hardware Engineering, having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1991 to July 1999. Mr. Itay is a member of the Joint Task Committee of the International Standards Organisation on standards for contactless smart cards. Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990. From 1982 to 1985, he was an hardware electronic engineer at Elscint, an Israeli technology company. Mr. Itay holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology) and an M.A. in electronics from Drexel University, Philadelphia.
               Ohad Bashan serves as our Head of Global Marketing and Strategy Development, having served in that position since June 2000 and as President, Chief Executive Officer and a director of OTI America, Inc., since August 1998. From 1996 to August 1998, he was our business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.

               Shulamith Shiffer serves as a director, having served in that position since May 2000. Ms. Shiffer is a Judge — Vice President of the disciplinary court of the Israeli Bar Association in the district of Jerusalem and serves as Vice Chairman of the Israeli Bar Association tax committee. Ms. Shiffer has been a practicing lawyer and member of the Israel Bar Association since 1968 and has headed a private law office with offices in Jerusalem, Tel Aviv and Zichron Ya’akov, since that time. From 1970 to 1985, Ms. Shiffer was legal adviser to the district of Jerusalem and the Department of Customs and V.A.T. Ms. Shiffer holds an LL.B. and an LL.M., both from the Hebrew University of Jerusalem.
               Felix Goedhart serves as a director, having served in that position since August 1999. He has served as chief executive officer of Equitrust AG, formerly Pre IPO AG of Hamburg, Germany since June 1999. Prior to this position he served as a member of the Management Board of Premiere Medien GmbH & Co. KG, the German Pay-TV station. From 1995 to 1996, he was head of digital projects at Kirch Group, Munich. From 1991 to 1995, he was a senior associate at Booz-Allen & Hamilton, management consultants. Mr. Goedhart holds a Lic.Dec.HSG from Hochschule St. Gallen, Switzerland, and an M.B.A. from the University of Chicago.
               Raanan Ellran serves as a director, having served in that position since July 1999. He serves as a director and as the Chairman of the Finance Committee of Rafael Ltd, as a director and the Chairman of the Investments Committee of Dikla Mutual Funds Management Company (sister company to the First International Bank), F.I.B.I Holding Company Ltd., and as a director of AAI Ltd., an Israeli internet software designer. From 1993 to 1998, he was a director of First International Bank of Israel, Provident and Pension Funds. He has served as the General Manager of Assuta Medical Centers since March 1997 and until September 2002. From 1995 to February 1997, he served as the General Manager of Raton Import Ltd. From 1994 to 1995, he was the General Manager of Ace Hardware (Israel) Ltd., Mr. Elran holds a B.A in economic and business administration and a M.A in finance from Bar llan University.

               Except for Messrs. Oded Bashan, Ronnie Gilboa, Nehemya Itay, Moshe Aduk and Ohad Bashan, as of June 24, 2003, none of the directors or executive officers of the Company owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Messrs. Oded Bashan, Ronnie Gilboa, Nehemya Itay, Moshe Aduk and Ohad Bashan, see “Item 7 – Major Shareholders and Related Party Transactions.”

Board Composition

               Our current board of directors consists of five directors. Under our articles of association, our board of directors may not consist at any time of more than seven members. A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees. Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders. Each group of shareholders holding in aggregate 20% or more of our outstanding share capital is entitled to submit a written list of candidates for appointment as directors at a general meeting. Shareholders may only vote for a list in its entirety unless shareholders present at the meeting holding at least 20% of our outstanding share capital require that the vote be for individual directors.

               On July 19, 1999, some of our shareholders, including Oded Bashan, Ronnie Gilboa, Moshe Aduk and Ohad Bashan, who hold in the aggregate approximately 15% of our outstanding share capital, entered into a voting agreement together with a number of our former directors and officers. The voting agreement had applied solely to the election of directors. The parties terminated that voting agreement, effective October 31, 2002.

               Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least twenty-four months after their election. Incumbent directors may be reelected at that meeting. Prior to December 31, 2004, however, our founders, Oded Bashan and Ronnie Gilboa, may not be replaced or removed without the affirmative vote of 75% of our shareholders entitled to vote and voting, in person or by proxy, at a general shareholders’ meeting. Unless contrary to the law, a director may be elected for consecutive terms.

External Directors

               The new Israeli Companies Law, which took effect on February 1, 2000, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director of a company if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had within the two years preceding the person’s appointment as an external director, any affiliation with the company or with any entity controlling, controlled by or under common control with the company. The term “affiliation” includes control, an employment relationship, a business or professional relationship maintained on a regular basis, or service as an office holder, excluding service as a director for a period of not more than three-months during which the company first offered its shares to the public. The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, chief business manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed in the table above is an office holder.

               In addition, no person may serve as an external director if that person’s other positions or business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender. Regulations promulgated under the Companies Law provide that the requirement of Israeli residency does not apply to the external directors of companies whose shares are listed for trading outside of Israel.

•

External directors are elected by a majority vote at a shareholders’ meeting at which either the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of the election of the external director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for one additional three year period. External directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

               A company may not appoint an external director as an office holder and may not employ or receive services from an external director, directly or indirectly, including through a corporation controlled by that person, for two years following the termination of his or her service as an external director of that company.

               Each committee of our board of directors must include at least one external director and the audit committee must include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

               In addition, our board of directors must include at least three independent directors within the meaning of the Nasdaq National Market listing requirements. Our directors, Shulamith Shiffer and Raanan Ellran, qualify both as external directors under the Companies Law and independent directors under the Nasdaq national Market listing requirements. Our director, Felix Goedhart, qualifies as an independent director under the Nasdaq national Market listing requirements.

Alternate Directors

               Under our articles of association, each of our directors, other than our external directors, may appoint, by written notice to us, any person to serve as an alternate director. Under the Companies Law, a current director cannot be appointed as an alternate director nor can a currently-serving alternate director be appointed as an alternate director. An alternate director has all the rights and duties of the director appointing him, unless the appointment of the alternate provides otherwise, and the right to remuneration. The alternate director may not act at any meeting at which the appointing director is present. Unless the time period or scope of the appointment is limited by the appointing director, the appointment is effective for all purposes, but expires upon the expiration of the appointing director’s term. Currently, none of our directors has appointed any alternate directors.

Compensation Committee

               Our board of directors established our compensation committee in July 1999. The duties of the compensation committee are to review the terms of employment of our senior management, to review and recommend to our board of directors the issuance and the allocation of options under our share option plans and to perform any other task delegated by our board of directors.

               The current members of our compensation committee are Oded Bashan, Shulamith Shiffer and Raanan Ellran.

               Audit Committee

               Our board of directors established our audit committee in July 1999. The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business in consultation with the company’s independent accountants and the internal auditor and suggesting appropriate responses. The audit committee’s responsibilities also include approving related party transactions as required by law.

Neither the chairman of the board of directors, a director employed by or otherwise providing services on a regular basis to the company, a controlling shareholder, nor any relative of a controlling shareholder may be a member of the audit committee. The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted. In addition, pursuant to the listing requirements of the Nasdaq national Market, we are required to maintain an audit committee including at least three independent directors.

               The current members of our audit committee are Shulamith Shiffer, Raanan Ellran and Felix Goedhart.

Internal Auditor

               Under the Companies Law, the board of directors must appoint an internal auditor that is recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or the independent accountant’s representative. The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager. In August 2000, our audit committee recommended and our board of directors appointed Brightman Almagor & Co., the Israeli practice of Deloitte & Touche LLP, as our internal auditors.

Compensation Committee Interlocks and Insider Participation

               Other than Oded Bashan, who serves as a member of our compensation committee, none of the members of our compensation committee or audit committee is currently, or has ever been at any time since our formation, an officer or employee of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Executive Compensation

               The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed in at the beginning of this item (Item 6), in year ended December 31, 2002 was $759,000. This amount includes approximately $265,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

               Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board. Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors. The aggregate amount paid by us and our subsidiaries to our non-executive directors listed in the beginning of this item (item 6), in the year ended December 31, 2002 was $31,400.

               See “Principal Shareholders” for information on beneficial ownership of our shares by our directors and executive officers. We have no outstanding loans to any of our directors or executive officers.

Stock Options

               The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please see Note 13B to our consolidated financial statements included elsewhere in this 20-F. Under Israeli law, except for issuances of options to directors, or their families, share option plans and revisions to these plans are not subject to shareholder approval.

2001 Share Option Plan

               We established our 2001 Share Option Plan in February 2001. The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates. Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance. On February 26, 2002, on July 12, 2002 and on March 28, 2003, the Company’s Board of Directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 1,125,000 so that the aggregate number of options available under the plan is now 1,200,000. Under this plan as of the date of this 20-F we have granted 1,633,757 options, of which 295,129 were granted to non-employees and directors 473,429 options had been exercised and 1,150,286 are outstanding of which 758,047 were vested and exercisable. Of the options that are outstanding 474,825 are held by our directors and officers listed under “Management.” The weighted average exercise price of these share options is $0.75.

               On February 26, 2002, our Board resolved to approve a grant by which, inter alia, the Company may pay, during a 12-month period, the salaries of certain of its employees who agree to participate in the grant, by way of grant of options. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. The Company undertook to pay from its own sources any and all differences between the relevant monthly salary and such proceeds. On March 28, 2003, our Board approved the extension of the arrangement for an additional period of six months commencing May 2003.The principal purpose of this arrangement is to enable us to use our available cash for other proper corporate purposes, including payment of sales expenses and research and development costs.

               Our 2001 Share Option Plan is administered by our compensation committee which makes recommendations to our board of directors regarding the grantees of options and the terms of the grant, including exercise prices, grant dates, vesting schedules, acceleration of vesting and forfeiture. Under the Companies Law the allocation of options is solely within the authority of our board of directors. Under the plan, the terms and conditions of options are set forth in individual option agreements with the grantee.

               Under the plan, if the employment of a grantee is terminated for cause, all of his or her options expire immediately. A grantee whose employment is terminated without cause may exercise his or her vested options within three months of termination. If the termination is due to the death or disability of the grantee, the options may be exercised within 18 months of the date of termination in the case of death and 12 months in the case of disability.

               In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 2001 Share Option Plan (excluding grantees who previously received options that were incorporated upon the commencement of the Amendment No. 132 of the Income Tax ordinance (the “Tax Reform”) that was approved on July 24, 2002 and entered into force on January 1 ,2003, and those who are not employees or office holders and those who are controlling shareholders of the Company) are afforded certain tax benefits. The Company has elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. In the capital gains track the company may not recognize expenses pertaining to the options for tax purposes.  The Company also granted its employee’s options pursuant to Section 102(c) of the Ordinance that are not held in trust by a trustee, which while enabling the immediate exercising and selling of options granted under the Share Option Plan, will be subject to the marginal tax rate up to 50% plus payments to the National Insurance Institute and health tax on the date of the sale of the shares/options. . As of January 1, 2003 Section 3(i) of the Ordinance no longer applies to allocations of options to employees (including directors and office holders). Section 3(i) will only apply to those who are not employees (such as consultants and service providers) and to employees who are considered “controlling shareholders”.

1995 Share Option Plan

               We established our 1995 Share Option Plan in December 1995. The plan provides for the grant of options to our employees. Our 1995 Share Option Plan has been superseded by our 2001 Share Option Plan and we have ceased to grant options under our 1995 Share Option Plan. On July 12, 2002 the Company’s board of directors adopted certain resolutions with regard to the 1995 Share Option Plan that increased the number of available options under the plan by 30,300 so that the aggregate number of options available under this plan is 130,300. Under this plan, as of the date of this 20-F, options to purchase 49,006 shares had been exercised and 69,423 were outstanding of which 54,353 were vested and exercisable. Of the options that are outstanding, 30,000 are held by our directors and officers listed under “Management.” The weighted average exercise price of these share options is $6.62.

               Generally, options issued under the plan vest over a period of three to five years in equal annual installments commencing immediately following the grant date. Under the plan, if the employment of a grantee is terminated for cause, all of his or her options expire immediately. Generally, a grantee whose employment is terminated without cause after a trial period of no less than six months may exercise his or her vested options. If the termination is due to the death of the grantee, the options may be exercised within twelve months of the date of termination. In the event of disability or retirement of the grantee, the compensation committee determines the treatment of options held by the grantee.

               Our 1995 Share Option Plan is subject to the same provisions of the Israeli Income Tax Ordinance as our 2001 Share Option Plan.

2001 Employee Share Purchase Plan
               We approved the establishment of an employee share purchase plan. No shares have been issued under the plan. Under the plan, we have reserved 67,500 ordinary shares for purchase by our employees and those of our subsidiaries who have been employed for at least six months. The purchase price of our ordinary shares will be 85% of their trading price on the date of purchase.

Employees

The breakdown of our employees, including employees in our subsidiaries,  by department, is as follows:

	Number of employees as of December 31
Department	2000	2001	2002

Sales and marketing	30	20	25
Research and development and engineering	58	68	46
Manufacturing and operations	98	78	62
Customer support	26	14	17
Management and administration	22	46	58

Total	234	226	208

               Of these employees, on December 31, 2002, 78 were based in Israel, 10 in the United States, 101 in Europe and 19 in South Africa.
               Under applicable law and by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Association. These provisions principally concern cost of living increases, length of the working day, minimum daily wages for professional employees, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacation, sick pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. Our employees are not represented by a labor union. We have written employment agreements with substantially all of our employees. Competition for qualified personnel in our industry is intense and it may be difficult to attract qualified personnel to our offices. We dedicate significant resources to employee retention and have never experienced work stoppages and believe that our relations with our employees are good.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

               The following table provides summary information regarding the beneficial ownership by the following persons of our outstanding ordinary shares as of June 26, 2003:

         •     each person or entity known to beneficially own more than 5% of our ordinary shares;
         •     each of our directors individually;
         •     each of our executive officers individually; and
         •     all of our executive officers and directors as a group.

          Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge and except as indicated by footnote, each person identified in the table below possesses sole voting and investment power with respect to all ordinary shares held by them.
               The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this 20-F. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table reflects 2,089,340 ordinary shares outstanding as of June 26, 2003.  Unless otherwise indicated below, the address of each director, executive officer or listed shareholder is care of On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel.

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	276,243	12.17
Ronnie Gilboa (2)	132,060	6.23
Guy Shafran (3)	35,600	1.68
Moshe Aduk (4)	55,526	2.62
Nehemya Itay (5)	85,762	4.04
Ohad Bashan (6)	59,345	2.79
Shulamith Shiffer (7)	1,200	***
Felix Goedhart (8)	11,200	***
Raanan Ellran (9)	1,200	***
All executive officers and directors as a group	658,136	29.53

*** Less than 1%
(1)

Includes 23,000 ordinary shares held by Oded Bashan Shares Ltd., 23,000 ordinary shares held by Oded Bashan Securities Ltd. and 24,000 ordinary shares held by Oded Bashan Assets Ltd., all of which are wholly-owned by Mr. Bashan. Also includes 4,000 ordinary shares held by Oded Bashan Holdings Ltd., which is wholly-owned by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by Oded Bashan Holdings Ltd. The remaining 21,368 ordinary shares are held directly by Mr. Bashan. Also includes options to purchase 176,875 ordinary shares and options held by Mr. Bashan’s wife to purchase 4,000 ordinary shares. Mr.Bashan disclaims beneficial ownership of the options held by his wife.

(2)

Includes 25,000 ordinary shares held by Ronnie Gilboa Securities Ltd., 20,000 ordinary shares held by Ronnie Gilboa Shares Ltd. and 25,000 ordinary shares held by Ronnie Gilboa Assets Ltd., all of which are wholly-owned by Mr. Gilboa. The remaining 33,600 ordinary shares are held directly by Mr. Gilboa. Also includes options to purchase 25,000 ordinary shares and options held by Mr. Gilboa’s wife to purchase 4,000 ordinary shares. Mr. Gilboa disclaims beneficial ownership of the options held by his wife.

(3)	Consists of options held by Mr. Shafran to purchase 35,600 ordinary shares.

(4)	Includes 10,000 ordinary shares held by Moshe Aduk Assets Ltd., which is wholly-owned by Mr.Aduk, and 14,248 ordinary shares and options to purchase 31,278 ordinary shares held directly by Mr. Aduk.

(5)

Consists of 20,000 ordinary shares held by Likuy Meorot Ltd., 15,000 ordinary shares held by Josphid Ltd., 15,000 ordinary shares held by Likuy Chama Ltd., and 255 ordinary shares held by Toussia-Cohen Company for Trust Holding Ltd. These companies are owned by Adv. Toussia- Cohen in trust for Mr. Itay. An additional 4,000 ordinary shares are held by j.o.g.o.f Ltd., which is wholly owned by Mr. Itay and options to purchase 30,766 ordinary shares are held directly by Mr. Itay and options held by Mr. Itay’s wife to purchase 741 ordinary shares. Mr.Itay disclaims beneficial ownership of the options held by his wife.

(6)	Consists of 18,220 ordinary shares and options to purchase 41,125 ordinary shares. Mr. Bashan’s address is c/o OTI America, Inc., 1601 South De Anza Blvd., Suite 201, Cupertino, California.

(7)	Consists of options held by Ms. Shiffer to purchase 1,200 ordinary shares.

(8)	Mr. Goedhart holds options to purchase 11,200 ordinary shares. Mr. Goedhart’s address is c/o pre-IPO AG, Am Sandtorkai 75, Hamburg 20457.

(9)	Consists of options held by Mr. Ellran to purchase 1,200 ordinary shares.

RELATED PARTY TRANSACTIONS

               Our policy is to enter into transactions with related parties on terms that are on the whole no less favorable than those that would be available from unaffiliated parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Agreement with HolyTech Ltd.

               In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services, Mrs. Gilboa provides sales operation services and a number of other shareholders of Holytech, who are also our employees, provide engineering and warehouse services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $191,714 in 2000, $157,401 in 2001 and $101,143 in 2002. On August 25, 2000, our audit committee reviewed and reapproved the terms of this agreement.

Agreements with Directors and Officers

               We have entered into employment agreements with all of our officers. In addition, we have granted options to purchase our ordinary shares to our officers and directors. On January 31, 2003 the shareholders of OTI approved a bonus plan for the Company’s senior management.

ITEM 8.          FINANCIAL INFORMATION

               Consolidated Financial Statements

               The Company’s Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this Annual Report by reference.

               Dividend Policy

               We have never declared or paid any cash dividends on our ordinary shares or other securities.
We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. In the event of a distribution of a cash dividend out of tax exempt income, the Company will be liable for corporate tax at a rate of 25% in respect of the amount distributed. (See “Taxation and Foreign Exchange Regulation”).

               Legal Proceedings

               We are currently not a party to any material legal proceedings and are not aware of any pending or threatened litigation against us that we believe would have a material adverse effect on our business and the business of our subsidiaries taken as a whole. During the last two fiscal years, we have not been a party to any legal proceedings that have had a material adverse effect on our business and the business of our subsidiaries taken as a whole. In November, 2001, we were notified by a contracting party, P-Card, of the termination of our purchase agreement with them. We continue to review our options to pursue available claims against P-Card, and we believe that all claims by P-Card that we have breached our obligation to provide products to them are baseless and otherwise without merit and we will aggressively defend against any such claims if they are ever asserted. To date no litigation or other proceeding has been filed by any person relating to this dispute. On June 4, 2002, we filed with the insolvency receiver our claim for performance in the amount of $4,220,000 plus interest and expenses under the purchase agreement with P-Card.
               On June 2002, the insolvency receiver informed the creditors that there are not enough assets to satisfy the obligation of the insolvent estate. On July 2002, we received the report of the insolvency receiver, in which the insolvency receiver did not reject our claims filed on its behalf. On February 24, 2003 we received and excerpt of the insolvency schedule from the insolvency court, pursuant to which the insolvency receiver challenged the asserted claims as filed. On May 5, 2003, we received a letter form the insolvency receiver of P-Card wherein he claims that the repayment of three installments of an aggregate amount of $ 1,000,000 in favor of the receiver’s account not later than May 23, 2003. We were advised by our German legal counsel that the insolvency receiver’s claims are insufficient to claim repayment successfully. On May 12, 2003, we rejected the receiver claim as groundless.

ITEM 9.          THE OFFER AND LISTING

          Our shares have been quoted on the Neuer Markt of the Frankfurt Stock Exchange since August 31, 1999. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Commencing November 2002, the Company’s shares were also listed for trading on NASDAQ Small Cap Market.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros giving effect to the reverse split as reported on the Neuer Markt of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing February 3, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ.

	Frankfurt Stock Exchange (1) per Share €		Frankfurt Stock Exchange (1) Per Share $		NASDAQ Small Cap Per Share $

	High	Low	High	Low	High	Low

1999
Third quarter (from August 31, 999)	77.8	51.0	82.0	53.6	n/a	n/a
Fourth quarter	71.0	49.5	72.0	49.6	n/a	n/a
Annual 1999	77.8	49.5	82.3	49.7	n/a	n/a
2000					n/a	n/a
First quarter	334.0	64.7	322.1	66.4	n/a	n/a
Second quarter	220.0	149.5	200.6	144.2	n/a	n/a
Third quarter	193.5	86.0	180.2	75.9	n/a	n/a
Fourth quarter	102.5	32.5	90.2	60.4	n/a	n/a
Annual 2000	313.0	32.5	301.7	30.2	n/a	n/a
2001					n/a	n/a
First quarter	77.5	31.4	73.8	29.8	n/a	n/a
Second quarter	40.4	24.0	35.6	20.7	n/a	n/a
Third quarter	25.7	8.5	22.5	7.4	n/a	n/a
Fourth quarter	23.1	12.2	20.9	10.8	n/a	n/a
Annual 2001	77.5	8.5	73.1	7.4	n/a	n/a
2002					n/a	n/a
First quarter	14.5	10.4	12.8	9.1	n/a	n/a
Second quarter	11.4	7.0	10.7	6.8	n/a	n/a
Third quarter	9.6	3.9	9.7	3.8	n/a	n/a
Fourth quarter	8.4	3.5	8.4	3.5	8.10	4.65
Annual 2002	14.5	3.5	12.8	3.5	8.10	4.65
2003
First quarter	5.3	3.0	5.7	3.2	5.03	3.60
Second quarter (through June 24, 2003)	4.7	3.3	5.4	4.0	4.06	3.40
December 2002	6.7	4.2	6.6	4.3	4.65	6.50
January 2003	5.2	3.9	5.5	4.2	4.60	5.00
February 2003	5.3	3.8	5.7	4.1	4.11	5.03
March 2003	4.2	3.0	4.4	3.3	3.60	4.11
April 2003	4.2	3.3	4.5	3.5	3.49	4.06
May 2003	4.7	3.6	5.4	4.3	3.40	3.90
(1) Our shares have been quoted on the Neuer Markt of the Frankfurt Stock Exchange since August 31, 1999. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange.

               Our ordinary shares, to the extent they are admitted to the Neuer Markt, are represented by global share certificates registered in the name of Clearstream Banking AG. As a result, we do not know the number of our outstanding ordinary shares held in the United States or the number of holders of our ordinary shares who reside in the United States.

               The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the Euro, expresses in Euros per dollar.

	Average Rate(1)	High	Low	Period- End Rate

1999	.9455	.9984	.8466	.9930
2000	1.0860	1.2090	.9675	1.0650
2001	1.1173	1.2346	1.0488	1.1235
2002	0.9454	1.1636	0.9537	0.9537
2003 (through June 20, 2003).	1.1030	0.9652	0.8425	0.8609
(1) The average daily noon buying rate from the Federal Reserve Bank of New York.

The Company’s ordinary shares are traded publicly on the NASDAQ Small Cap Market under the symbol “OTIV.”  The Company’s ordinary shares are traded publicly on the Prime Standard Market of the Frankfurt Stock Exchange under the symbol “OT5.”

               On June 24, 2003, the last reported sale price of the Company’s Ordinary shares on the NASDAQ Small Cap Market was $3.49 per share.  According to the Company’s transfer agent, as of June 25, 2003, there was 1 holder of record of the Company’s ordinary Shares.

ITEM 10.          ADDITIONAL INFORMATION

               We were incorporated under the laws of the State of Israel on February 15, 1990, under the name of De-Bug Innovations Ltd., with unlimited duration. We are registered with the Israeli registrar of companies in Jerusalem. Our founders were Oded Bashan and Ronnie Gilboa and our registration number is 52-004286-2. Our name was changed to On Track Innovations on July 8, 1991. Our objectives under our memorandum of association are to engage in any activity related to innovation and inventions in the fields of science and technology.

               The following is a summary of the material provisions of the Company’s Articles of Association and related provisions of Israeli corporate law.  This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see “Item 4 – Information on the Company – General” and   “Item 19 - Exhibits.”

               Description of Shares

               The Company’s authorized share capital consists of 5,000,000 ordinary shares, NIS 0.1 nominal value.
               The following table sets out changes in our authorized share capital occurring during the last three years:

Date	Nature of Action	State of Authorized Share Capital

March 11, 2001	Increase in share capital	NIS 500,000 divided into 50,000,000 ordinary shares of nominal value NIS 0.01.
June 17, 2002	Consolidation of share capital	NIS 500,000 divided into 5,000,000 ordinary shares of nominal value NIS 0.1.

               Description of Ordinary Shares

               As of June 25, 2003 , our authorized share capital consists of 5,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 2,089,340, are issued and outstanding.

               The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of ordinary shares.

               Dividend and Liquidation Rights

               We are permitted to declare a dividend to be paid to the holders of ordinary shares, but we have never declared a dividend and we do not anticipate any dividend declaration in the foreseeable future. Dividends may only be paid out of our profits and other surplus funds, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders. Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association require otherwise. Our articles of association provide that our board of directors may declare and pay dividends without the approval of our shareholders.

Preemptive Rights

               Under Israeli law, shareholders in public companies such as ours do not have preemptive rights.
This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. As a result, our shareholders could experience dilution of their ownership interest if we decide to raise additional funds by issuing more shares and these shares are purchased by third parties.

Voting, Shareholders’ Meetings and Resolutions

               Holders of our ordinary shares have, for each ordinary share held, one vote on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders. The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent together at least 25% of our issued and outstanding ordinary shares, provided, however that as long as the Company is listed on NASDAQ, the quorum at a general meeting shall be two members present in person or by proxy holding at least 331/3% of the issued and outstanding ordinary shares of the Company or such higher percentage as NASDAQ may impose on listed companies from time to time so long as such higher percentage is in effect. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place. If a quorum is not present within half an hour following the time appointed for the reconvened meeting, the shareholders then present, in person or by proxy, shall constitute a quorum.
               Under the Companies Law, unless otherwise provided in the articles of association or by applicable law, shareholders’ resolutions require the approval of holders of a simple majority of our ordinary shares voting, in person or by proxy on the matter. A shareholders’ resolution to amend our articles requires the approval of a simple majority of our shareholders present in person or by proxy.

               Under the Companies Law, a shareholder has certain duties of good faith and fairness towards the company. See “Management—Fiduciary Duties; Approval of Certain Transactions.”

Transfer of Shares and Notices

               Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by Israeli law or the rules of a stock exchange on which the shares are traded. Under the Companies Law, unless otherwise provided in the articles of association or by applicable law, shareholders of record are entitled to receive at least 21 days’ prior notice of meetings of shareholders. Our articles of association provide that each shareholder of record is entitled to receive at least 14 days’ prior notice of any annual or extraordinary shareholders’ meeting and at least 21 days’ prior notice of any shareholders’ meeting at which a special resolution is proposed.

Special Notification Duties

               Our articles of association provide that any shareholder whose shareholding increases above 1%, 5%, 10%, 15%, 20%, 25%, 30%, and so on, of our then outstanding share capital, is obliged to notify us in writing of such change within ten days. A shareholder who fails to comply with this requirement will be denied his or her voting rights, in respect of shares in excess of the particular threshold the crossing of which was not reported, for a six- to 24-month period to be determined in light of relevant circumstances by the board of directors in its sole discretion. Shareholders complying with the filing requirements of Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934 and the regulations promulgated thereunder will not be subject to this requirement.

               The German Securities Trading Act (Wertpapierhandelsgesetz—WpHG) provides that any shareholder whose shareholdings in a listed company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% of the voting rights by purchase, sale of by any other means shall immediately, and at the latest within seven calendar days, notify the company and the Federal Agency for Supervision for Financial Services (Bundesanstalt für Finanzdienstleistungsaufsicht) in writing of having reached, exceeded or fallen short of the above-mentioned thresholds and of their percentage of the voting rights, by indicating his address and the day on which he has reached, exceeded or fallen short of the respective threshold.

Anti-Takeover Provisions under Israeli Law

               Tender Offer. A person wishing to acquire shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who refuse to sell their shares hold less than 5% of the issued share capital of the company, all of the shares held by such shareholders that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.
               The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. As of the date of this offering, we are not aware of any single shareholder which holds 25% or more of our shares. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company. Regulations promulgated under the Companies Law provide that the tender offer requirements described in this paragraph do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

         •     there is a limitation on the acquisition of any level of control of the company; or
         •     the acquisition of any level of control must be by means of a tender offer to the public.

         Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Our articles of association provide that merger transactions may be approved by a simple majority of the shareholders present, in person or by proxy, at a general meeting of our shareholders. Under the Companies Law, in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or holding at least 25% of the means of appointing directors of the other party to the merger, or anyone acting on their behalf, including their relatives or companies controlled by them, are excluded from the vote. If a majority of shareholders of one of the parties do not approve the transaction because the votes of certain shareholders are excluded from the vote, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

               Tax Law. Israeli tax law treats specified acquisitions, including a share-for-share swap between an Israeli company and a foreign company, less favorably than does United States tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a foreign company to immediate taxation. Please see “Taxation and Foreign Exchange Regulation.”

Other Anti-Takeover Provisions

               Under the German Act relating to Tenders for the Acquisition of Securities and Companies (Wertpapiererwerbs- und ¨ Ubernahmegesetz—Wp ¨ UG), anybody who obtains the control of a target company is obligated to make an offer for the acquisition of the shares of the outside shareholders for adequate consideration. Control under the Wp ¨ UG means the direct or indirect holding of 30% of the voting rights of the target company. We are also subject to the tender offer provisions of the U.S. Securities Exchange Act of 1934, as amended.
               Prior to December 31, 2004, our co-founders, Oded Bashan and Ronnie Gilboa, may not be removed from our board without the affirmative vote of 75% of our shareholders entitled to vote and voting, in person or by proxy, at a general shareholders’ meeting.

Transfer Agent, Registrar and Paying Agent
               The transfer agent and registrar for our ordinary shares in the United States is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, New York, New York 10004, and its telephone number at this location is 212-509-4000. Our paying agent in Germany is Dresdner Bank AG.

               Election of Directors; Appointment of Officers

               Our current board of directors consists of five directors. Under our articles of association, our board of directors may not consist at any time of more than seven members. A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees. Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders. Each group of shareholders holding in aggregate 20% or more of our outstanding share capital is entitled to submit a written list of candidates for appointment as directors at a general meeting. Shareholders may only vote for a list in its entirety unless shareholders present at the meeting holding at least 20% of our outstanding share capital require that the vote be for individual directors.

               On July 19, 1999, some of our shareholders, including Oded Bashan, Ronnie Gilboa, Moshe Aduk and Ohad Bashan, who hold in the aggregate approximately 15% of our outstanding share capital, entered into a voting agreement together with a number of our former directors and officers. The voting agreement had applied solely to the election of directors. The parties terminated that voting agreement, effective October 31, 2002.

               Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least twenty-four months after their election. Incumbent directors may be reelected at that meeting. Prior to December 31, 2004, however, our founders, Oded Bashan and Ronnie Gilboa, may not be replaced or removed without the affirmative vote of 75% of our shareholders entitled to vote and voting, in person or by proxy, at a general shareholders’ meeting. Unless contrary to the law, a director may be elected for consecutive terms.
Under the new Israeli Companies Law, which took effect on February 1, 2000, the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. As a result, on May 25, 2003 our Board approved to include a resolution that will extend Oded Bashan’s appointment (who has served as our President and Chief Executive Officer since 1990), in our upcoming Annual General Meeting scheduled to July 4, 2003, for an additional period of three years.

               Our board of directors appoints our chief executive officer. Each of our executive officers serves at the discretion of the board of directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal. Except for Ohad Bashan, our Head of Global Marketing and Strategy Development, and President and Chief Executive Officer of OTI America, Inc., who is the son of Oded Bashan, our co-founder and chairman of our board of directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

               Fiduciary Duties; Approval of Certain Transactions

               The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the degree of care with which a reasonable office holder in the same position would act under the same circumstances. The duty of care includes using reasonable means to obtain information as to the advisability of a given action submitted for his or her approval or performed by virtue of his or her position, as well as all other information pertaining to such actions.  The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes avoiding any conflict of interest between the office holder’s other positions or personal affairs and the performance of his or her position in the company, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive a personal benefit for himself or herself or others, and revealing to the company any information or documents relating to the company’s affairs which come into the office holder’s possession as a result of his or her position as an office holder.

               The Companies Law further requires that an office holder disclose to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. The disclosure must be made promptly and in no event later than the board of directors meeting at which the transaction is first discussed. In addition, if the transaction is an extraordinary transaction, as defined below, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing and by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint the general manager or at least one director. The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, that is not on market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities. In the case of a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, but that is not an extraordinary transaction and is not adverse to the company’s interest, once the office holder complies with the above disclosure requirements only board approval is required unless the articles of association of the company provide otherwise. In the case of an extraordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, in addition to any approval required by the articles of association, the transaction must be approved first by the audit committee, then by the board of directors and, in certain cases, by the shareholders. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may in general not be present at this meeting or vote on this matter. If a majority of the directors have a personal interest in an extraordinary transaction, these directors are permitted to be present and vote on the transaction, but shareholder approval is also required.

               Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and undertakings to indemnify or insure an office holder who is not a director require both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval.

               The Companies Law applies the same disclosure requirements to a controlling party of a public company that it applies, as described above, to an office holder. For these purposes a “controlling party” is any person possessing the ability to direct the activities of the company, including a shareholder which holds 25% or more of the voting rights of the company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a person whose power is derived solely from his or her position on the board of directors or from another position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be joint shareholders. Extraordinary transactions with a controlling party or in which a controlling party has a personal interest, and the engagement and terms of compensation of a controlling party as an office holder, require the approval of the audit committee, the board of directors and the shareholders. Shareholder approval must be by a majority of shares voted at the meeting, including at least one-third of the shares of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

               Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at a general meeting of shareholders on the following matters:

         •     an amendment to the articles of association;
         •     an increase in the company’s authorized share capital;
         •     a merger; and
         •     approval of a related-party transaction requiring shareholder approval.

               In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.
               For information concerning the direct and indirect personal interests of some of our office holders and principal shareholders in transactions with us, see “Related Party Transactions.”

Exculpation, Indemnification and Insurance of Office Holders

               Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care and only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate an office holder for breach of duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.
               A company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to foreseeable liabilities and reasonable amounts determined by the board of directors. A company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court; and
•

reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the officer holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

          A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care to the company or to a third party; and
•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine levied against the office holder.

      Under the Companies Law, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.
      Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy with an aggregate claim limit of $5 million. As of the date of this offering, no claims for directors and officers’ liability insurance have been filed under this policy.
      Our board of directors has resolved to indemnify and insure our office holders with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance.
In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

               Israeli Taxation, Foreign Exchange Regulation and Investment Programs

               The following is a summary of the material aspects of the current tax structure applicable to companies in Israel and their effect on us.
The summary also contains a discussion of Israeli tax consequences to persons purchasing our ordinary shares not by way of issuance of bonus shares and Israel Government programs benefiting us. Portions of this discussion are based on tax legislation that has not yet been subject to judicial or administrative interpretation, and we cannot assure you that the views expressed in this discussion will be accepted by the tax authorities in question. The discussion should not be relied on as legal or professional tax advice and is not exhaustive of all possible tax considerations.

We urge investors in our ordinary shares to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

               Effective as of January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation’’ was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Taxation of companies

               General Corporate Tax Structure. Israeli companies are subject to corporate tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from certain approved enterprises may be considerably lower, as discussed further below.

               Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959. The Law for the Encouragement of Capital Investment, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity which is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

               Taxable income of a company derived from an approved enterprise is subject to a reduced corporate tax rate of 25%. The tax rate is subject to additional reductions depending on the percentage of foreign investment in the relevant company until the earlier of:

•	Seven consecutive years, or ten years in the case of a foreign investors’ company as defined below, starting in the year in which the approved enterprise first generates taxable income;
•	Twelve years from the start of production; or
•	Fourteen years from the date of approval of the approved enterprise status.

       A company owning an approved enterprise may elect to forego entitlement to grants otherwise available as a result of an approved enterprise in return for an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and the company will be eligible for a reduced tax rate for the remainder of the benefits period.

               We elected to adopt the “Alternative Benefits Program” status for our investment programs. A company that has elected to receive the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed, including any company tax on these amounts, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the investment in the company’s shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises, which is 15%, if the dividend is distributed during the tax exemption period or within 12 years after this period. The company must withhold this tax at source. If classified as a foreign investors’ company there is no limit on the period during which a dividend may be distributed from approved enterprise profits and it should always enjoy the benefits of the law.

               A foreign investors’ company as described in the law of encouragement of capital investment may enjoy benefits for a period of up to 10 years. A foreign investors company is a company of which more than 25% of its shareholders are foreign residents.

               Subject to the provisions of the law concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any amount derived from our approved enterprise programs and not to distribute the income as a dividend. See “Dividend Policy.”

               A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company whose investees, comprising non-Israeli residents, directly or indirectly hold more than 25% of the company’s share capital and combined share and loan capital. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to income earned from approved enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before 31, December, 2002) in the benefit period (following the period, if any, of no tax) by a company meeting these qualifications is as follows:

For a company with foreign investment of	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

               The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such applications will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and upon the criteria in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of consumer price index linkage adjustment and interest.

               The Investment Center has granted approved enterprise status to three of our investment programs under the alternative benefits option. Taxable income derived from these programs is tax exempt for a period of ten years beginning with the year in which we first generate taxable income. We have derived, and expect to continue to derive, a substantial portion of our revenues from our approved enterprise programs at our manufacturing facility. The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. There is no certainty that the Israeli government will continue to provide the same or similar tax benefits in the future.

               Grants under the Law for the Encouragement of Industrial Research and Development, 1984.
Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other conditions. Regulations promulgated under the Research Law provide for the payment of royalties to the Chief Scientist ranging from 3% to approximately 5%, on revenues from products developed using such grants until 100-300% of the dollar-linked grant is repaid. For programs approved from 1999 and thereafter, the amount of the grant to be repaid will include annual interest at LIBOR from the date of approval. Following the full repayment of the grant, there is no further liability for payment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

               The terms of the Israeli government participation also require details regarding the place of where  the manufacture of products developed with government grants be performed (in Israel or outside of Israel) and the resons for the manufacture being performed outside of Israel. Under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% of the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The Office of the Chief Scientist has given its ongoing consent in writing to the manufacturing of chips made for us by Samsung, with no increase in royalties. There can be no assurance that this ongoing consent will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Based on full disclosure made by us to the Office of the Chief Scientist regarding our manufacturing activities, the fact that there is no Israeli manufacturer for our modules and the fact that, except for the manufacturing conducted by Samsung, our other non-Israeli manufacturing activities are not based on the intellectual property for which we received grants from the Office of the Chief Scientist, we believe that other consents of the Office of the Chief Scientist are not required. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our chip sets outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed.

               The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted in certain circumstances only if the recipient abides by all the provisions of the Research Law and regulations promulgated there under, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. It is difficult to quantify the consequences of a change in the royalties payable to the OCS upon transfer of the technology and there can be no assurance that such consent, if requested, will be granted. In addition, there is an obligation to inform the Research Committee of changes in the control in the recipient of the approval and on changes in the holder of the control measures that deem a person who is not an Israeli citizen or an Israeli resident or a corporation established in Israel to a direct related party in the recipient of the approval.

               The funds available for grants from the Office of the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Office of the Chief Scientist in the future. Even if these grants are maintained, there is no assurance we will receive Office of the Chief Scientist grants in the future. In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the Research Committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist. There is no assurance that applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants is not determinable.

               Tax Benefits for Research and Development. Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry, determined by the field of research, and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking the deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

               Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969. The Law for the Encouragement of Industry (Taxation), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An “Industrial Company” is defined as a company resident in Israel, at least 90% of whose income in a given tax year exclusive of income from specified sources, is derived from an industrial enterprise owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

             Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:
•	deduction of purchase of know-how and patents utilized in the development of the company over an eight-year period;
•	deduction of expenses incurred in connection with a public stock issuance over a three-year period; and
•	right to elect, under certain conditions, to file a consolidated tax return with additional related Israeli industrial companies operating a common production line.

      Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors including the date operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between the depreciation rates for an industrial company provided for in the Income Tax Regulations (Inflationary Adjustments) (depreciation rates), 1986 or the regular depreciation rates determined in the above Regulations.
               Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we will continue to qualify as an industrial company or that the benefits described above will be available to us in the future.

               Special Provisions Relating to Taxation under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. These are some of its important features:

•

There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.
•

Gains on traded securities, are taxable in certain circumstances determined under the Inflationary Adjustments Law. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

               One of the net effects of the Inflationary Adjustments Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the Shekel exchange rate with respect to the dollar.

Taxation of our shareholders

               Reform in Taxation of Capital Market. As mentioned above, on July 24, 2002, the Israeli parliament, the Knesset, approved an extensive amendment to the Income Tax Ordinance. The amendment substantially changed the taxation in several areas, including taxation of the capital market. Generally, the amendment shall become effective regarding taxation of the capital market on January 1, 2003.

Capital Gains Tax on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel. The real gain is added to ordinary income, which effective until December 31 ,2002 was taxed at ordinary rates of up to 50% for individuals and 36% for corporations.
Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

Capital Gains Tax on Sales of Our Ordinary Shares Effective January 1, 2003 payers of Israeli tax who are not subject to the Inflationary Adjustments Law or are not entitle  to maintain books in foreign currency shall be subject to 15% tax on the real capital gain in case the shares were purchased after December 31, 2002 , and in case the shares were purchased before that date the sale will be subject to a blended tax  in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above calculation create a loss; such loss can only be offset against capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale. However, such payers of Israeli tax shall be subject to 25% tax on the real capital gain in the case that they deduct interest expenses and linkage differences.

               Notwithstanding the foregoing, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law or are entitled to maintain books in foreign currency are taxed at regular tax rates applicable to business income.

Notwithstanding the above, securities that are defined as foreign securities that are sold prior to January 1, 2007 shall be subject to 35% tax on the real capital gain. Foreign securities that are bought prior to January 1, 2007 and sold after January 1, 2007 shall be subject to 35% capital gains tax on the real gains accrued until January 1, 2007 and 15% capital gains tax on the real gains accrued thereafterHowever, according to new tax legislation our ordinary shares are not considered “foreign traded securities”.

               Generally under the amendment losses from tradable shares by payers of Israeli tax who are not subject to the Inflationary Adjustments Law or have the right to maintain books in foreign currency can be offset with gains from the same source (e.g. — sales of foreign securities, sales of securities that are not foreign securities). Such losses can be carried forward indefinitely.

          In addition, since our ordinary shares are traded on a Stock Exchange outside of Israel, gains on the sale of ordinary shares held by non-Israeli tax resident investors will be exempt from Israeli capital gains tax. Provided, inter alia, that such capital gains are not by a permanent establishment in Israel, that such shareholders did not acquire their shares prior to the public offering and that the shareholders are not subject to the Inflationary Adjustment law or are entitle to maintain books in foreign currency all subject to the provision of the Israeli tax legislation.

               Under the convention between the government of the United States of America and the government of Israel with respect to taxes on income, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel tax treaty and who is entitled to claim the benefits afforded to the person by the U.S.-Israel tax treaty generally will not be subject to the Israeli capital gains tax unless certain exceptions apply, including where the U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition of the shares subject to certain conditions. A sale, exchange or disposition of ordinary shares by a treaty U.S. resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable unless the aforementioned exemption from capital gains tax for shares listed on a Stock Exchange outside of Israel applies. However, in any case, under the U.S.-Israel tax treaty and the Israeli tax law a treaty U.S. resident will be subject to capital gains tax in Israel, the U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel tax treaty does not relate to U.S. state or local taxes.

               Taxation of Non-Resident Holders of Shares. Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Under the amendment, capital gain is deemed to accrue or derive in Israel in the case of sale of shares of an Israeli company (See above in Section Capital Gains Tax on Sales of Our Ordinary Shares).
 Other sources of income that are deemed to accrue or derive in Israel include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares, income tax is withheld at source, at the rate of 25%, (or 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds at least 10% of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise), unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

             Foreign Exchange Regulations. We are permitted to pay in Israeli and non-Israeli currency:
•	dividends to holders of our ordinary shares; and
•	any amounts payable with respect to our ordinary shares upon our dissolution, liquidation or winding up.

               If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Material United States Federal Income Consequences
               The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by United States holders. Our counsel’s legal opinion is based upon the United States Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices, all of which are subject to change, possibly with retroactive effect or different interpretations. We have not sought any ruling from the United States Internal Revenue Service with respect to the matters discussed below, and we cannot provide any assurance that the IRS or a court will agree with our counsel’s legal opinion. The discussion below assumes that you will hold the ordinary shares as capital assets.

This discussion is not a comprehensive description of all of the tax consequences that may be relevant to United States holders of ordinary shares, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares. In particular, this discussion does not address your tax treatment if you are subject to special tax rules under United States federal income tax law, for example, if you are:

•	a bank, insurance company or other financial institution,
•	a regulated investment company, real estate investment trust or grantor trust,
•	a broker or dealer in securities or foreign currency,
•	a person who has a functional currency other than the United States dollar,
•	a person who acquires ordinary shares in connection with employment or other performance of services, or who acquires ordinary shares in the form of bonus shares from us,
•	a person subject to alternative minimum tax,
•	a person who owns, or is deemed to own, at least 10% or more, by voting power or value, of our shares,
•	a person who owns ordinary shares as part of a straddle, hedging transaction, conversion transaction or constructive sale transaction for United States federal income tax purposes,
•	a tax-exempt entity, or
•	an expatriate of the United States.

Further, this description does not address any United States federal estate and gift tax consequences, nor any state, local or foreign tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

For purposes of this discussion, you are a United States holder if you are:

(i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under United States federal income tax laws,

(ii) a corporation, partnership or other entity treated as a corporation or partnership for United States federal income tax purposes, which is created or organized in or under the laws of the United States, any of its states or the District of Columbia, unless otherwise provided by Treasury regulations,

(iii) an estate the income of which is subject to United States federal income taxation regardless of its source,

(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations, or

(v) any person otherwise subject to United States federal income tax on a net income basis in respect of ordinary shares,

and if your status as a United States holder is not overridden pursuant to the provisions of an applicable tax treaty.

               Your initial income tax basis in any ordinary shares that you acquire will be the U.S. dollar amount that you paid for the ordinary shares, or the U.S. dollar equivalent of the fair market value of any property, including foreign currency, you exchanged for the ordinary shares as of the date of exchange.

Taxation of OTI

In general, we will be subject to U.S. federal income tax only to the extent we have income which has its source in the U.S. or is effectively connected with a U.S. trade or business. We anticipate that we will derive substantially all of our income from foreign sources and that none of our income will be effectively connected with a U.S. trade or business, except perhaps for some income from our U.S. subsidiary. In addition, we anticipate that any U.S. source investment income we derive will come from investments the interest on which will be exempt from U.S. federal income taxation.

Distributions

               We do not at this time anticipate paying any dividends. But, if we do distribute property to you in the future, then subject to the discussion below under “Passive Foreign Investment Company Considerations,” the following rules regarding distributions will generally apply.

               Distributions you receive from us with respect to your ordinary shares, including any related tax withheld by Israel, will constitute dividends for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. To the extent that a distribution exceeds our available earnings and profits, it will be treated as a nontaxable return of capital to the extent of your adjusted tax basis in the ordinary shares (reducing such adjusted tax basis dollar for dollar), and thereafter as capital gain.
Dividends you receive generally will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under the Internal Revenue Code.

               For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after December 31, 2008, qualified dividend income will generally be subject to a maximum U.S. federal income tax rate of 15%. Because our shares trade on the NASDAQ Small Cap Market, any dividends we pay to you during that period should generally constitute qualified dividend income to you , unless we are or become a passive foreign investment company, a circumstance described below under “Passive Foreign Investment Company Consideration”.

               The amount of any distribution we make to you will equal the fair market value in United States dollars of the Israeli Shekels or other property you receive, including the amount of any related withheld tax, on the date of distribution, which, in the case of a distribution paid in Israeli Shekels will be based on the exchange rate on the date of your receipt. For United States federal income tax purposes, you will have a basis in any Israeli Shekels you receive equal to the dollar value of the Israeli Shekels on the date of payment. Any gain or loss that you recognize upon a subsequent disposition of these Israeli Shekels will generally be ordinary income or loss.

               The Israeli withholding tax will generally be treated for United States federal income tax purposes as a foreign tax that you may claim as a foreign tax credit against your United States federal income tax liability, subject to limitations generally applicable to foreign tax credits. For example, dividends distributed by us will generally be categorized as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits for United States federal income tax purposes. In general, you may not claim a foreign tax credit with respect to a category of income in excess of the United States federal income tax otherwise payable with respect to that category of income. For purposes of this determination, you would be required to adjust  the amount of any qualified dividend income we pay to you, while such dividends are subject to the 15% maximum tax rate described above, to account for the difference between the 15% maximum tax rate and ordinary U.S. federal income tax rates. You may carry back any excess foreign tax credits to the two preceding tax years and then carry any remaining excess credits forward five subsequent tax years to reduce your United States federal income tax payable on foreign source income in the same category that is not otherwise offset by a foreign tax credit. The consequences of the separate limitation calculation will depend on the nature and sources of your income and the deductions allocable to that income. You should consult with your tax advisor regarding the use of foreign tax credits.

               In lieu of claiming a credit, you may claim all foreign tax that you paid during a particular taxable year as an itemized deduction. Unlike a credit, a deduction does not reduce your United States federal income tax on a dollar for dollar basis. The deduction, however, is not subject to the category limitations described above regarding foreign tax credits. You are urged to consult your own tax advisor concerning whether you are eligible for benefits under the United States-Israel tax treaty, whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us, and the treatment of any foreign currency gain or loss on any Israeli Shekels received with respect to the shares that are not converted into United States dollars on the date the Israeli Shekels are actually or constructively received.

Sale or other Taxable Disposition Exchange of Our Ordinary Shares

               Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the following rules regarding dispositions will generally apply.

               In general, you will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of an ordinary share equal to your amount realized in the disposition less your adjusted income tax basis in the ordinary share. Your amount realized is the amount of cash and the fair market value of property received, including or the United States dollar value on the date of the disposition of the amount realized in Israeli Shekels. Your adjusted income tax basis in an ordinary share is discussed above.

               Gain or loss recognized upon the sale, exchange, redemption or other taxable disposition of an ordinary share will generally be capital gain or loss, and will generally be long-term capital gain or loss if your holding period in the disposed of ordinary shares exceeds one year. Special rates of tax apply to long-term capital gains recognized by non-corporate United States holders. Under most circumstances, your gain or loss will be treated as United States source income for United States foreign tax credit purposes.

               Passive Foreign Investment Company Considerations

               Special United States federal income tax rules apply to a United States holder who owns shares of a corporation that was at any time during the United States holder’s holding period a passive foreign investment company, commonly known by it’s acronym (a “PFIC”). A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying look-through rules for lower tier affiliates, either (1) at least 75% of its gross income is “passive income,” or (2) at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

               Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe there is only a small chance that we will be a PFIC for our current taxable year and in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in current and future years depends on our assets and activities in those years. Because the market price of our ordinary shares is likely to fluctuate and because the market price of the shares of technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide any assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year and you are a United States holder of our ordinary shares at any point during that year, you generally could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to, your ordinary shares.

               If we are or become a PFIC, a United States holder of our ordinary shares could make a variety of elections that may alleviate the tax consequences referred to above. However, it is expected that the conditions necessary for making an election to treat us as a qualified electing fund under the PFIC rules will not be available. You should consult your tax advisor regarding our potential status as a PFIC and the tax consequences to you that would arise if we were treated as a PFIC.

               Backup Withholding and Information Reporting

               If you hold ordinary shares, you may be subject to information reporting and backup withholding of United States federal income tax with respect to cash payments in respect of dividends or the gross proceeds from dispositions. The backup withholding rate is currently 28%. However, you will not be subject to backup withholding if you properly execute, under penalties of perjury, an IRS Form W-9 or a substantially similar form in which you provide your correct taxpayer identification number, certify that it is correct, certify that you are a United States person, and certify as to one of the following conditions: (1) you are not subject to backup withholding because you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding, or (3) you have been notified by the IRS that you are no longer subject to backup withholding.

               If you do not provide your correct taxpayer identification number on the IRS Form W-9 or a substantially similar form, you may be subject to penalties imposed by the IRS. Unless you have established on a properly executed IRS Form W-9 or a substantially similar form that you are a corporation or come within another enumerated exempt category, dividends and other payments paid to you during the taxable year, and the amount of tax withheld, if any, will be reported to you and to the IRS.

               Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your United States federal income tax liability, provided you furnish the required information to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining that exemption.

               The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our ordinary shares by a United States holder. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For disclosure regarding our market risk exposure, see Item 5 Operating and Financial review and Prospectus above.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

               Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                           There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                           There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

ITEM 15.          CONTROLS AND PROCEDURES

               Evaluation of Disclosure Controls and Procedures

The term “disclosure controls and procedures” is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. These rules refer to the controls and other procedures of a Company that are designed to ensure that information required to be disclosed by a Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Within 90 days prior to the filing date of this Form 20-F (the “Evaluation Date”), we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective in ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

               Changes in Internal Controls

               We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our transactions are properly recorded and reported and that our assets are safeguarded against unauthorized or improper use. As part of the evaluation of our disclosure controls and procedures, we evaluated our internal controls. There were no significant changes to our internal controls or other factors that could significantly affect the controls subsequent to the Evaluation Date, nor were any corrective actions taken with regard to any significant deficiencies or material weaknesses.

ITEM 16.          Reserved.

PART III

ITEM 17.          FINANCIAL STATEMENTS

                           The Company has responded to Item 18.

ITEM 18.          FINANCIAL STATEMENTS

Index to the financial statement of the registrant

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6 - F-8

Notes to the Consolidated Financial Statements	F-9 - F52

Index to the Financial Statements Schedules of the Registrant
Page

Schedule II - Valuation and Qualifying Accounts	S-1

ITEM 19.          EXHIBITS

1	Articles of Association (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1, no. 333-90496).

2	Specimen share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1, no. 333-90496).

4	Material agreements (incorporated by reference to Exhibits 10.15 - 10.28 to the Company’s Registration Statement on Form F-1, no. 333-90496).

8	List of subsidiaries - Incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1, no. 333-90496.

10	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International

12.1	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Oded Bashan

Oded Bashan
Chief Executive Officer and Chairman of the Board

By:	/s/ Guy Shafran

Guy Shafran
Chief Financial Officer

Date: June 27, 2003

CERTIFICATION

I, Oded Bashan, certify that:

1.	I have reviewed this annual report on Form 20-F of On Track Innovations Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003	By:	/s/Oded Bashan

Oded Bashan
Chief Executive Officer and Chairman of the Board

CERTIFICATION

I, Guy Shafran, certify that:

1.	I have reviewed this annual report on Form 20-F of On Track Innovations Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

	c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003	By:	/s/ Guy Shafran

Guy Shafran
Chief Financial Officer

EXHIBIT 4

Material agreements (incorporated by reference to Exhibits 10.15 - 10.28 to the Company’s Registration Statement on Form F-1, no. 333-90496).

10.15 — Software Escrow Agreement, dated as of March 16, 1999, by and among Personal
               Cipher Card Corporation, Fort Knox Escrow Services, Inc. and OTI America, Inc.
10.16 — License and Cooperation Agreement, dated as of May 18, 1998, between Samsung
               Electronics Co. Ltd. and the Registrant.
10.17 — Acquisition Agreement, dated as of December 29, 1999, by and among City Smart Ltd.,
               Wong Ching Shan, City Smart (Australia) PTY Ltd. and the Registrant.
10.18 — Shareholders Agreement, dated as of February 2, 2000, by and among Ocean Wonder
               Ltd., Sailor Group Ltd., Cheung Kong Infrastructure Holdings Ltd. and the Registrant.
10.19 — Acquisition Agreement, dated as of January 28, 2000, by and among Softchip Israel Ltd.,
               Softchip Technologies (3000) Ltd., Yael Cohen, Michael Cohen and the Registrant.
10.20 — Acquisition Agreement, dated as of June 15, 2000, by and among Manfred Weise,
               Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.
10.21 — Put Option Agreement, dated as of June 15, 2000, by and among Manfred Weise,
               Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.
10.22 — Call Option Agreement, dated as of June 15, 2000, by and among Manfred Weise,
               Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.
10.23 — Share Pledge Agreement, dated as of June 15, 2000, by and among Manfred Weise,
               Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.
10.24 — Escrow Agreement with Respect to the Share Purchase Agreement, dated as of June 15,
               2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a
               civil partnership and the Registrant.
10.25 — Escrow Agreement with Respect to the Option Agreements, dated as of June 15, 2000,
               Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.
10.26 — General Term and Conditions of Sale of OTI.
10.27 — Lease, dated as of June 27, 1995, by and between the Israel Lands Authority and the
               Registrant.
10.28 — Development Agreement, dated as of December 7, 1998, by and between the Israel
               Lands Authority and the Registrant.

EXHIBIT 10

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements (Form S-8 and Form F-1), pertaining to the On Track Innovations Ltd. 2001 Share Option Plan, 2001 Employee Share Purchase Plan and 1995 Share Option Plan and pertaining to the Prospectus of On Track Innovations Ltd. for the registration of 698,027 shares of its Ordinary shares of our report dated March 28, 2003 with respect to the consolidated financial statements of On Track Innovations Ltd. and its subsidiaries included in the Annual Report on Form 20-F for the year ended December 31, 2002 of On Track Innovations Ltd.

Luboshitz Kasierer
An affiliate member of Ernst & Young International

Tel Aviv, June 27, 2003

EXHIBIT 12.1

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF
TITLE 18, UNITED STATES CODE)

               Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of OTI Software Systems Ltd., an Israeli corporation (the “Company”), does hereby certify, to the best of such officer’s knowledge, information and belief, that

               The Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 27, 2003	By:	/s/Oded Bashan

Oded Bashan
Chief Executive Officer and Chairman of the Board

	By:	/s/ Guy Shafran

Guy Shafran
Chief Financial Officer

               A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to On Track Innovations Ltd. and will be retained by On Track Innovations Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

ON TRACK INNOVATIONS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002
U.S. Dollars in thousands

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Statements of Changes in Shareholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6 - F-8

Notes to the Consolidated Financial Statements	F-9 - F52

#  #  #  #  #  #  #

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. (“the Company”) and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed at item 8. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 2001 and 2002 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2K to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets, effective January 1, 2002, in accordance with the provisions of Statement of Financial Accounting Standards No. 142 (“SFAS 142”) “Goodwill and Other Intangible Assets”.

Luboshitz Kasierer
An affiliate member of Ernst & Young International

Tel-Aviv, Israel
March 28, 2003

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

		December 31

	Note	2001	2002

ASSETS
CURRENT ASSETS
Cash and cash equivalents	(3)	$6,030	$2,145
Short-term investments	(4)	1,946	1,664
Trade receivables (net of allowance for doubtful accounts of $64 and $244 as of December 31, 2001 and 2002, respectively)		2,983	1,982
Other receivables and prepaid expenses	(5)	1,091	838
Inventories	(6)	4,998	4,192

Total current assets		17,048	10,821

SEVERANCE PAY DEPOSITS FUND	(12)	682	743

PROPERTY, PLANT AND EQUIPMENT, NET	(8)	6,502	6,559

OTHER INTANGIBLE ASSETS, NET	(7E)	5,730	513

GOODWILL	(7F)	-	5,383

Total assets		$29,962	$24,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank credit and current maturities of long-term bank loans	(10C)	$3,333	$2,520
Trade payables		3,178	2,176
Other current liabilities	(9)	2,463	2,175

Total current liabilities		8,974	6,871

LONG-TERM LIABILITIES
Long-term loans, net of current maturities	(10A)	4,751	4,006
Convertible notes	(11)	-	169
Deferred revenues		716	716
Accrued severance pay	(12)	1,151	1,216

Total long-term liabilities		6,618	6,107

COMMITMENTS AND CONTINGENCIES	(13)

SHAREHOLDERS’ EQUITY	(14)
Ordinary shares of NIS 0.1 par value: Authorized – 5,000,000 shares as of December 31, 2001 and 2002; Issued and outstanding - 1,589,311 and 1,817,156 shares as of December 31, 2001 and 2002, respectively		47	52
Additional paid-in capital		44,823	48,147
Deferred stock compensation		(541)	(1,115)
Accumulated other comprehensive income		37	201
Accumulated deficit		(29,996)	(36,244)

Total shareholder’s equity		14,370	11,041

Total liabilities and shareholders’ equity		$29,962	$24,019

The accompanying notes to the consolidated financial statements form an integral part thereof.

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
US dollars in thousands, except share and per share data

		Year ended December 31

	Note	2000	2001	2002

REVENUES	(19)
Products		$12,498	$18,217	$15,492
Non-recurring engineering		89	500	952
Licensing and transaction fees		62	495	651
Customer service and technical support		428	676	868

Total revenues		13,077	19,888	17,963

COST OF REVENUES
Products		6,405	10,727	8,740
Non-recurring engineering		89	20	216
Customer service and technical support		332	491	546

Total cost of revenues		6,826	11,238	9,502

Gross profit		6,251	8,650	8,461

OPERATING EXPENSES
Research and development		4,947	6,768	4,459
Less - participation by the Office of the Chief Scientist		1,031	599	1,103

Research and development, net		3,916	6,169	3,356
Selling and marketing		7,030	6,585	3,869
General and administrative		3,656	4,668	5,183
Amortization of goodwill and intangible assets		472	1,124	161
Other expenses	(15A)	599	340	-

Total operating expenses		15,673	18,886	12,569

Operating loss		(9,422)	(10,236)	(4,108)
Financial income, net	(17)	819	71	41
Other expenses, net	(15B)	-	(1,581)	(1,955)

Loss before income taxes		(8,603)	(11,746)	(6,022)
Tax benefit (taxes on income)	(16)	58	47	(207)

		(8,545)	(11,699)	(6,229)
Minority interest in losses (earnings) Of subsidiaries		250	15	(19)

Net loss		$(8,295)	$(11,684)	$(6,248)

Basic and diluted net loss per share		$(5.60)	$(7.49)	$(3.76)

Weighted average number of shares used in computing net loss per shares - basic and diluted		1,480,494	1,559,490	1,661,170

The accompanying notes to the consolidated financial statements form an integral part thereof.

ON TRACK INNOVATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
US dollars in thousands, except share data

	Number of shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2000	1,445,895	$44	$37,645	$(306)	$-	$(10,017)	$27,366
Issuance of shares for the acquisition of 100% of the SoftChip Group, net of issuance costs of $20	12,119	*	1,239	-	-	-	1,239
Issuance of shares for the acquisition of 51% of the InterCard Group, net of issuance costs of $40	29,742	1	2,323	-	-	-	2,324
Exercise of options	12,013	*	145	-	-	-	145
Deferred stock compensation	-	-	230	(230)	-	-	-
Deferred stock compensation in respect of options granted to a subsidiary’s CEO (Note 7A)	-	-	730	(730)	-	-	-
Amortization of deferred stock compensation	-	-	-	416	-	-	416
Other comprehensive income – foreign currency translation adjustments	-	-	-	-	9	-	9
Net loss	-	-	-	-	-	(8,295)	(8,295)

Balance as of December 31, 2000	1,499,769	45	42,312	(850)	9	(18,312)	23,204
Issuance of shares for the acquisition of 49% of the InterCard Group, net of issuance costs of $84	88,075	2	2,511	-	-	-	2,513
Exercise of options	1,467	*	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	309	-	-	309
Other comprehensive income- foreign currency translation adjustments	-	-	-	-	28	-	28
Net loss	-	-	-	-	-	(11,684)	(11,684)

Balance as of December 31, 2001	1,589,311	47	44,823	(541)	37	(29,996)	14,370
Deferred stock compensation	-	-	2,182	(2,182)	-	-	-
Exercise of options	227,845	5	-	-	-	-	5
Amortization of deferred stock compensation	-	-	-	1,608	-	-	1,608
Stock options granted to consultants	-	-	1,058	-	-	-	1,058
Beneficial conversion feature on convertible notes	-	-	42	-	-	-	42
Warrants issued in connection with the issuance of convertible notes	-	-	42	-	-	-	42
Other comprehensive income – foreign currency translation adjustments	-	-	-	-	164	-	164
Net loss	-	-	-	-	-	(6,248)	(6,248)

Balance as of December 31, 2002	1,817,156	$52	$48,147	$(1,115)	$201	$(36,244)	$11,041

               (*)     Represents an amount lower than $1.

	Year ended December 31

	2000	2001	2002

Total comprehensive loss:
Net loss	$(8,295)	$(11,684)	$(6,248)
Foreign currency translation adjustments	9	28	164

Total comprehensive loss	$(8,286)	$(11,656)	$(6,084)

The accompanying notes to the consolidated financial statements form an integral part thereof.

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
US Dollars in thousands, except share data

	Year ended December 31

	2000	2001	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(8,295)	$(11,684)	$(6,248)
Adjustments required to reconcile net loss to net cash used in operating activities:
Amortization of deferred stock compensation	416	309	1,608
Stock options granted to consultants	-	-	1,058
Loss (gain) on sale of property and equipment	-	(6)	40
Amortization of goodwill and intangible assets	472	1,124	161
Dissolution of a subsidiary of the InterCard Group	-	340	-
Depreciation	569	988	897
Amortization of beneficial conversion feature on convertible notes	-	-	3
Accrued severance pay, net	107	(376)	-
Minority interest in losses (earnings) of subsidiaries	(218)	(15)	19
Other	20	(36)	-
Decrease (increase) in marketable bonds held for trading, net	188	(61)	282
Decrease (increase) in trade receivables	(304)	744	1,363
Decrease (increase) in other receivables and prepaid expenses	(1,194)	1,192	331
Decrease (increase) in inventories	(1,482)	112	1,104
Increase (decrease) in trade payables	61	(83)	(1,263)
Decrease in other current liabilities	(806)	(270)	(497)
Decrease in long-term deferred revenues	(224)	(7)	-

Net cash used in operating activities	(10,690)	(7,729)	(1,142)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short-term bank deposits	10,188	-	-
Acquisition of the InterCard Group	(167)	(301)	-
Acquisition of the SoftChip Group	(82)	-	-
Proceeds from sale of property and equipment	-	14	14
Purchase of property and equipment	(2,544)	(2,639)	(793)

Net cash provided by (used in) investing activities	7,395	(2,926)	(779)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term bank credit, net	1,601	(582)	(1,109)
Proceeds from long-term bank loans	2,528	3,952	372
Repayment of long-term bank loans	(1,688)	(2,257)	(1,630)
Exercise of options	145	-	5
Proceeds from issuance of convertible notes	-	-	166
Proceeds from issuance of warrants in connection with the issuance of convertible notes	-	-	42
Proceeds allocated to beneficial conversion feature on convertible notes	-	-	42
Net cash provided by (used in) financing activities	2,586	1,113	(2,112)

Effect of exchange rate changes on cash	(8)	(26)	148

DECREASE IN CASH AND CASH EQUIVALENTS	$(717)	$(9,568)	$(3,885)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	16,315	15,598	6,030

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$15,598	$6,030	$2,145

The accompanying notes to the consolidated financial statements form an integral part thereof.

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
US Dollars in thousands, except share data

		Year ended December 31

		2000	2001	2002

SUPPLEMENTARY CASH FLOW ACTIVITIES:
A.	Cash paid during the period for:
	Interest	$346	$438	363
	Income taxes	$15	$15	54
B.	Non-cash transactions:
	Issuance of shares in consideration for acquisition of:
	51% of the InterCard Group	$2,324	$-	-
	100% of the SoftChip Group	$1,239	$-	-
	49% of the InterCard Group	$-	$2,513	-
	Acquisition of 39% of EasyPark Israel shares through assumption of liabilities	-	-	327
	Long-term loan received in consideration for equity interest in subsidiaries	-	$595	-

The accompanying notes to the consolidated financial statements form an integral part thereof.

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)
US Dollars in thousands, except share data

			Year ended December 31, 2000

(a)	Acquisition of the Intercard group
		Estimated fair value of assets acquired and liabilities assumed of subsidiaries at the date of acquisition:
		Working capital deficiency (excluding cash and cash equivalents)	$112
		Property and equipment	(833)
		Intangible Assets (primarily assembled workforce and software)	(2,778)
		Long-term liabilities	1,065
		Minority interests in investee companies upon acquisition	(16)
	Less	- amount acquired by issuance of shares	2,323
		- share issuance expenses	(40)

			$(167)

			Year ended December 31, 2000

(b)	Acquisition of the Softchip group
		Estimated fair value of assets acquired and liabilities assumed of subsidiaries at the date of acquisition:
		Working capital (excluding cash and cash equivalents)	$(70)
		Property and equipment	(106)
		Intangible Assets (primarily assembled workforce and software	(1,171)
		Long-term liabilities	45
	Less	- amount acquired by issuance of shares	1,240
		- share issuance expenses	(20)

			$(82)

The accompanying notes to the consolidated financial statements form an integral part thereof.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. Dollars in thousands

Note 1 -	GENERAL

On Track Innovations Ltd. (the “Company” or “OTI”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Commencing November 2002, the Company’s shares were also listed for trading on NASDAQ.

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, except as described in K below, are:

	A.	USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

	B.	FINANCIAL STATEMENTS IN U.S. DOLLARS

The financial statements of the Company and certain of its subsidiaries have been prepared in U.S. dollars, as the currency of the primary economic environment in which the operations of the Company and certain of its subsidiaries are conducted is the U.S. dollar. Substantially all of the Company’s and certain of its subsidiaries’ sales are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S. dollar.

Transactions and balances denominated in dollars are presented at their original amounts.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	B.	FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Statement of Accounting Standards No. 52, “Foreign Currency Translation” (“SFSA No. 52”).  All exchange gains and losses from the abovementioned remeasurement are reflected in the consolidated statements of operations.

The functional currency of InterCard GmbH Kartensysteme and InterCard GmbH Systemelectronic is the Euro. The financial statements of these companies are translated into US dollars in accordance with SFAS No. 52, using the period end exchange rate for assets and liabilities, and average rates for revenues and expenses. Translation adjustments are included as a component of shareholders’ equity, accumulated other comprehensive income.

	C.	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s principal subsidiaries are InterCard GmbH Kartensysteme (Germany), InterCard GmbH Systemelectronic (Germany), OTI Africa Ltd. (South Africa), SoftChip Technologies (3000) Ltd. (Israel), SoftChip Israel Ltd. (Israel), OTI America, Inc. (U.S.A.), Easy Park Ltd. (“EasyPark”) (Israel) and Easy Park Israel Ltd. (Israel). Intercompany transactions and balances have been eliminated upon consolidation.

	D.	CASH EQUIVALENTS

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of less than three months.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	E.	MARKETABLE SECURITIES

In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), the Company has classified its marketable debt securities as trading securities.  Trading securities are held for resale in anticipation for short-term market movements. Under SFAS No. 115, marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest and premium amortization on such securities are included as financial income or expenses, as appropriate.

	F.	LONG-TERM INVESTMENTS

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method. The Company discontinues applying the equity method when its investment is at or reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate. Profits on intercompany sales, not realized outside the Group, were eliminated.

	G.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowance for doubtful accounts is computed for specific debts, the collectibility of which is doubtful based upon the Company’s experience.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	H.	INVENTORIES

Inventories are valued at the lower of cost or market. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs are not material for 2000, 2001 and 2002, and has been included in cost of revenues.

Cost is determined as follows:

Raw materials - first in, first out (“FIFO”) method.

Finished products and work in progress - on the basis of manufacturing costs, including materials, labor, direct and indirect production expenses using the FIFO method.

	I.	PROPERTY AND EQUIPMENT, NET

These assets are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Building on leasehold land
		Buildings	49
		Computers, software and manufacturing equipment	25
		Office furnitures and equipment	3-5
		Motor vehicles	5-16
6
	J.	IMPAIRMENT OF LONG-LIVED ASSETS

The Company’s long-lived assets (including intangible assets) are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset.  If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.  As of December 31, 2002, no impairment losses have been identified.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	K.	GOODWILL

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) and No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to June 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

In accordance with the provisions of SFAS No. 142, the Company evaluated its existing intangible assets as of January 1, 2002 and concluded that the purchase cost assigned to assembled workforce as part of the SoftChip Group acquisition in January 2000 and the purchase cost assigned to the assembled workforce as part of the InterCard Group acquisition in 2000 and 2001 do not meet the criteria for separate recognition as an intangible asset, and have therefore been reclassified as goodwill as of January 1, 2002.

As of January 1, 2002, the Company therefore has unamortized goodwill in the amount of $5,383.

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level, which is generally defined as an operating segment or a component of an operating segment in certain circumstances. For the purposes of applying SFAS No. 142, the Company has identified five reporting units. The unamortized goodwill has been assigned to two of these reporting units, being the Softchip Group and the InterCard Group.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	K.	GOODWILL (Cont.)

The method employed to perform the impairment tests were as follows:

(1)

Identification of those intangible assets that do not meet the new criteria for recognition apart from goodwill and have been reclassified to goodwill. Assembled work force which was previously classified as intangible assets has been reclassified as goodwill.

(2)

Reassessment of the useful lives of those intangible assets that continue to meet the criteria to be recognized apart from goodwill. The assessment is based on the estimated time that the Company’s technology will be employed on its existing and future contracts. From the time of purchase of the Company’s intangible assets, the Company has not changed its assessment of the useful lives of such intangible assets (software technology).

(3)

Identification of reporting units. The Company operates under one operating segment in terms of SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information” and therefore the Company considered if it was appropriate to use the operating segment level as the reporting unit or if the criteria are met that would require the reporting unit to be identified at the component level (i.e., one level below the operating segment) or at some level of aggregation of components. As for the reporting units, see below.

(4)

Assignment of assets and liabilities to the identified reporting units based on whether the asset was employed in, or the liability related to, the operations of the reporting unit and whether the asset or liability would be considered in determining the fair value of the reporting unit.

(5) Assignment of all goodwill to the identified reporting units taking into account the sources of recognized goodwill and the reporting units to which the related acquired net assets have been assigned.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	K.	GOODWILL (Cont.)

		(5)	(Cont.)

The Company identified five reporting units - the InterCard Group, the SoftChip Group, EasyPark, OTI Africa and OTI Israel. The goodwill in the Company was generated from the acquisition of two reporting units. In determining the allocation of such goodwill, the Company considered whether there may be any synergistic benefits to other reporting units, but concluded that the goodwill should only be allocated to those two acquired reporting units - the InterCard Group and the SoftChip Group.

The Company completed the impairment test for the two reporting units in which goodwill had been allocated. Step 1 was to determine the fair value of each reporting unit and step 2 was to compare the fair value of the reporting unit to its carrying value. For the InterCard Group reporting unit, the fair value was determined by the income approach as the reporting unit functions as a profit based business which generates both revenues and expenditures. This approach included two steps: (1) establishing an estimate of future cash flows and (2) discounting these cash flows to present value. For the SoftChip Group reporting unit, the fair value was determined by the cost approach, as this reporting unit is involved in research and development, and does not generate revenues. The cost approach involved estimating the total cost that the reporting unit would be required to incur in order to gain the knowledge of the current work force.

The Company completed the transitional goodwill impairment test in the second quarter of fiscal 2002 and completed the annual goodwill impairment test in the first quarter of fiscal 2003 in respect of goodwill balances as of December 31, 2002.

The fair value of each reporting unit exceeded the respective carrying amount, and therefore, the goodwill allocated to each reporting unit was not considered impaired. However, there can be no assurance that goodwill will not be impaired at any time in the future.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	L.	OTHER ASSETS

Intangible assets subject to amortization arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 “Intangible Assets” (“APB No. 17”).  Acquired technology is amortized on the straight line basis between three and seven years.

Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”), Acquired technology is amortized on the straight line basis between three and seven years.

	M.	REVENUE RECOGNITION

The Company and its subsidiaries generate revenues from product sales, including nonrecurring engineering, licensing and transaction fees, and customer services and technical support.

Revenues from products sales and nonrecurring engineering are recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of nonrecurring engineering, delivery is deemed to occur on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exits.

Technology license revenues are recognized in accordance with SAB No. 101 at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	M.	REVENUE RECOGNITION (Cont.)

Transaction fees are recognized as earned based on usage. Usage is determined by receiving confirmation from the users.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

Amounts billed where the revenue recognition criteria have not been fully met, and thus the revenue is not yet earned, are reflected as deferred revenue, which is netted off against the related receivable.

	N.	RESEARCH AND DEVELOPMENT COSTS

Research and development costs, net of royalty bearing grants by the Government of Israel through the Ministry of Industry and Trade Office of the Chief Scientist, are charged to operations as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

	O.	ROYALTY BEARING GRANTS

Royalty-bearing grants in respect of research and development projects from the Office of the Chief Scientist of the Government of Israel are recognized at the time the Company and its subsidiary are entitled to such grants on the basis of the costs incurred and are included as a deduction from research and development costs.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	P.	STOCK-BASED COMPENSATION

The FASB issued SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), in October 1995. This accounting standard permits the use of either a fair value based method of accounting or the method prescribed in Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees” to account for stock-based compensation arrangements. In accordance with APB Opinion 25 deferred stock compensation is recorded if the exercise price is less than the fair market value of the ordinary shares on the date of grant. The Company has elected to account for its share-based compensation arrangements under the provisions of APB Opinion 25, including FASB Interpretation No. 44, “Accounting for Certain Transaction Involving Stock Compensation - an interpretation of APB Opinion 25,” and accordingly, has included the following pro forma disclosures required under SFAS No. 123.

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing with the following weighted-average assumptions used for grants for the years ended December 31, 2000, 2001 and 2002: (1) expected life of the options of 3.37 years for all periods; (2) no dividend yield for all periods; (3) expected volatility of 64% for the years ended December 31, 2000, 2001 and 82% for the year ended 2002; and (4) risk-free interest rate of December 31, 2000, 2001 and 2002 of 5%, 5% and 2.5%, respectively.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	P.	STOCK-BASED COMPENSATION (Cont.)

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s and subsidiaries stock-based employee compensation cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Year ended December 31

	2000	2001	2002

Net loss as reported	$(8,295)	$(11,684)	$(6,248)
Add: Stock- based employee compensation expense included in reported net loss	416	309	1,608
Deduct: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(743)	(1,464)	(4,239)

Pro forma net loss	$(8,622)	$(12,839)	$(8,879)

Basic and diluted net loss per share:
As reported	(5.60)	(7.49)	(3.76)
Pro forma	(5.82)	(8.23)	(5.34)

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees.  SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date.”

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Q.	BASIC AND DILUTED NET LOSS PER SHARE

Basic net earnings (loss) per share is computed based on the weighted average number of shares of ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of shares of ordinary shares outstanding during each year, plus dilutive potential shares of ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, “Earnings Per Share.” (“SFAS No. 128”).

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Q.	BASIC AND DILUTED NET LOSS PER SHARE (Cont.)

All outstanding stock options and convertible notes have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented. The total number of shares related to the outstanding options and convertible notes excluded from the calculations of the basic and diluted net loss per share was 82,447, 161,403 and 972,621 for the years ended December 31, 2000, 2001 and 2002, respectively.

	R.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries in estimating their fair value disclosures for financial instruments used the following methods and assumptions:

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit, trade payables and convertible notes are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of marketable bonds of the State of Israel are based on quoted market prices.

The carrying amount of long-term loans are equivalent to or approximate their fair value as they bear interest at approximate market rates.

The carrying amount of convertible notes approximates its fair value.

	S.	INCOME TAXES

The Company and its subsidiaries account for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”. Under the liability method, deferred taxes are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect in the year in which the differences are expected to reverse. Valuation allowances are provided, when necessary, to reduce deferred tax assets to their estimated realizable value.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	T.	SEVERENCE PAY

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds of the Company’s employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

	U.	ADVERTISING EXPENSES

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $1,968, $1,600 and $830, respectively.

	V.	CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank investments, marketable bonds of the State of Israel, and trade receivables.

Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel and the United States. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

Marketable bonds of the State of Israel are denominated in U.S. dollars. Management believes that minimal credit risk exists with respect to these securities.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	V.	CONCENTRATIONS OF CREDIT RISK (Cont.)

The Company’s trade receivables are derived from sales to large and solid organizations located mainly in the United States, Far East, Africa and Europe.  The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses.  An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.  In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Group has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	W.	RECENTLY ISSUED ACCOUNTING STANDARDS

1.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities, which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities.  SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002.  The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	W.	RECENTLY ISSUED ACCOUNTING STANDARDS (Cont.)

2.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. Dollars in thousands

Note 3 -	CASH AND CASH EQUIVALENTS

	December 31

	2001	2002

Cash in banks	$192	$124
Bank deposits in U.S. dollars (2002 - bearing annual interest rate of 2%)	5,749	1,529
Bank deposits in Euro (2002 - bearing annual interest rate of 2%)	49	199
Bank deposits in NIS (2002 - bearing annual interest rate of 3%)	40	293

	$6,030	$2,145

Note 4 -	SHORT-TERM INVESTMENTS

Short-term investments comprise marketable bonds of the State of Israel (2002 – bearing annual interest rate of 2%).

As for liens, see Note 13C.

Note 5 -	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31

	2001	2002

Government institutions	$279	$351
Prepaid expenses	163	103
Other receivables	649	384

	$1,091	$838

Note 6 -	INVENTORIES

	December 31

	2001	2002

Raw materials	$2,165	$2,576
Work in progress	1,433	484
Finished products	1,400	1,132

	$4,998	$4,192

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS

	A.	SOFTCHIP TECHNOLOGIES (3000) LTD. / SOFTCHIP ISRAEL LTD.

On January 28, 2000, the Company acquired two Israeli companies; SoftChip Israel Ltd. And SoftChip Technologies (3000) Ltd. (the “SoftChip Group”), after which the SoftChip Group entities became wholly owned subsidiaries of the Company. The Company exchanged 12,119 of its publicly traded ordinary shares valued at approximately $1,259 according to the market price of the Company’s share on the date of the transaction (being the purchase price), for all the outstanding shares of the SoftChip Group. The SoftChip Group is a designer of microprocessors and operating systems for smart cards.

The acquisition was accounted for as a purchase and the Company has allocated the purchase price according to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $1,171 was recorded as intangibles being mainly assembled workforce ($991) and technology ($180), which up to December 31, 2001 were amortized over a period of five years on a straight-line basis.  As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 - see Note 2K.

The results of operations of the SoftChip Group have been included in the consolidated financial statements as from January 1, 2000.

As part of the acquisition of the SoftChip Group, the Company granted the chief executive officer of the SoftChip Group, options to purchase 10,000 shares of the Company at a price of $30.00 per share. The options vest in five equal annual instalments commencing February 2001. In terms of EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase”, these options are not considered as part of the purchase price, and the Company has accordingly recorded a deferred stock compensation in the amount of $730 to be amortized over the vesting period which is five years.  As of December 31, 2002, none of these options were exercised.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	B.	INTERCARD GMBH KARTENSYSTEME/INTERCARD GMBH SYSTEMELECTRONIC

On June 15, 2000, the Company acquired a 51% equity interest in InterCard GmbH Kartensysteme and InterCard GmbH Systemelectronic (the “InterCard Group”) in consideration for ordinary shares of the Company having a fair value of DM5 million (approximately $2.4 million) (being the purchase price). The DM 5 million consideration was paid in five equal monthly installments of OTI’s ordinary shares valued at DM 1 million each at the time of transfer followed by a sixth installment such that the total number of shares transferred in each installment multiplied by the average closing price of OTI’s shares on the Neuer Markt of the Frankfurt Stock Exchange for the twenty days immediately following each installment, equals DM 5 million. Pursuant to this transaction, in June 2000, the Company issued an aggregate of 39,317 ordinary shares which were held in escrow for the purpose of these transfers.

As of December 15, 2000, the Company transferred an aggregate of 29,742 ordinary shares to the sellers. The InterCard Group is a systems integrator and manufacturer of electronic devices. The acquisition was accounted for as a purchase, and the Company has allocated the purchase price according to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $2,778 has been recorded as intangibles being mainly assembled workforce ($2,638) and technology ($140), which up to December 31, 2001 were amortized over seven years on a straight line basis.  As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 - see Note 2K.

The results of operations of the InterCard Group have been included in the consolidated financial statements as from June 1, 2000.

On June 15, 2000, as part of the acquisition the Company received a call option to buy, and the minority shareholders of the InterCard Group had a put option to sell, the remaining 49% interest in the InterCard Group in consideration for shares of the Company having a market value of DM7 million (approximately $3,400) to be issued in seven monthly installments.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	B.	INTERCARD GMBH KARTENSYSTEME/INTERCARD GMBH SYSTEMELECTRONIC (Cont.)

In January 2001, the minority shareholders of the InterCard Group exercised their put option to sell the remaining 49% interest in the InterCard Group to the Company in consideration for a long-term loan in the amount of $595 and 78,500 ordinary shares of the Company having in total aggregate fair value of DM 7 million (being the purchase price). The DM 7 million (approximately $3,400) consideration was to be paid in seven monthly installments of OTI’s ordinary shares valued at DM 1 million each at the time of transfer. The number of shares transferred in these installments was determined by the average closing price of OTI’s shares on the Neuer Markt of the Frankfurt Stock Exchange on the three trading days prior to the date of the particular installment. The number of shares transferred in the seventh installment were determined by subtracting from DM 7 million the aggregate value of the previous six installments based on the average closing price on the twenty days immediately following the date of the particular installment.

The total number of shares transferred was subject to adjustment by a eighth installment such that the total number of shares transferred in each installment multiplied by the average closing price for the twenty days immediately following each installment, equals DM 7 million. Pursuant to this transaction, OTI issued 88,075 ordinary shares and instead of issuing additional shares to compensate the seller for the reduction in value of the Company’s shares at the installment dates, OTI restructured its payment obligations to the sellers. A payment of approximately $198 was paid on October 4, 2001. The balance of approximately $595 was granted to the Company as a loan from the sellers and is payable in 36 monthly installments of Euro 19,724 (approximately $18) which includes interest on the outstanding principal at the rate of 6% per annum. As security for payment of the loan the Company pledged 18% of OTI’s shares in the InterCard Group to the sellers. These shares will be gradually released as the loan is paid. The pledge will terminate upon complete payment of the loan.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	B.	INTERCARD GMBH KARTENSYSTEME/INTERCARD GMBH SYSTEMELECTRONIC (Cont.)

The acquisition was accounted for as a purchase, and the Company has allocated the purchase price according to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $3,377 recorded as intangibles being mainly assembled workforce ($3,207) and technology ($170), which up to December 31, 2001 were amortized over seven years on a straight line basis. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 -  see Note 2K.

Pro Forma information

The following unaudited pro forma consolidated financial information gives pro forma effect to the InterCard Group acquisition as if it had been completed on January 1, 2000. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the acquisitions occurred on the date indicated, or that may result in the future:

Year ended December 31, 2000

Revenues	$15,981
Net loss	(8,327)
Net loss per ordinary share- basic and diluted	(5.62)

C.	E-SMART SYSTEMS INC. (FORMERLY OTI ASIA PACIFIC LTD.)

In February 2000, the Company and Cheung Kong Holdings Ltd. (“CK”) established a cooperative joint venture, e-Smart Systems Inc. (“e-Smart”), which will purchase and distribute the Company’s products to Greater China (the People’s Republic of China, Taiwan, Hong Kong and Macau). The Company and CK each invested $3,600 in e-Smart. The Company’s $3,600 contribution comprised $3,100 in cash and a deferred payment of $500. In addition, the Company granted the joint venture an option to buy the operations of CitySmart (the Company’s representative and systems integrator in Hong Kong prior to the acquisition of 49% of e-Smart) from the Company in consideration for $500 being the fair value of the operations. During the first quarter of 2001, e-Smart exercised its option to transfer the operations of CitySmart from the Company to e-Smart. The consideration of $500 to be paid by e-Smart in respect of the CitySmart option was off set against the $500 deferred investment by the Company.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	C.	E-SMART SYSTEMS INC. (FORMERLY OTI ASIA PACIFIC LTD.) (Cont.)

The Company does not have control over the joint venture, and accordingly, the investment in e-Smart is accounted for under the equity method.

As part of the abovementioned agreement, the Company granted e-Smart exclusive distribution rights for the Company’s products in 18 states in Greater China in consideration for $3,600 pursuant to a distribution agreement, which has an unspecified term. This amount is receivable in installments, of which $3,100 was received during the year ended December 31, 2000 and a deferred payment of $500 due in 2002 and 2003. In the event that the Company’s products are sold by a third party in Greater China, the Company is required to pay e-Smart 7.5% of such net revenues.  As of December 31, 2002, no such revenues have been concluded.

The Company has agreed to provide a guarantee of up to $2,000 of borrowings under a line of credit that CK has undertaken to provide to e-Smart. As of December 31, 2002 this line of credit has not been utilized. In addition, the Company agreed to indemnify e-Smart and CKI against any losses they incur in connection with CitySmart as a result of any event occurring prior to February 2, 2000 or arising out of any CitySmart customer contract entered into prior to the exercise of the option, provided OTI is notified of the claim prior to February 2, 2002. The Company did not receive any notification of any claims prior to February 2, 2002.

The Company recorded the abovementioned transactions as a transfer of exclusive distribution rights in exchange for a 50% non-controlling stake in e-Smart. Consequently, the Company did not record a gain on the sale of the exclusive distribution rights, and the investment in e-Smart has been recorded at zero in accordance with EITF 89-7 “Exchange of Assets or Interest in a Subsidiary for a noncontrolling Equity Interest in a New Entity”.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	C.	E-SMART SYSTEMS INC. (FORMERLY OTI ASIA PACIFIC LTD.) (Cont.)

Effective June 22, 2002, the Agreement between the shareholders of e-Smart was amended, to give effect, among other things, to the following provisions: Termination by e-Smart of all contacts outside the territories of China, Hong Kong, Macau and Taiwan (“Greater China”); transfer of all business contracts outside Greater China by e-Smart to OTI, so that the territory in which e-Smart will act as OTI’s exclusive agent will be restricted to Greater China; restricting e-Smart for a period of 12 months from engaging in any business with these terminated or transferred contracts. In addition, the parties agreed that as of the date of the amendment, the president and the CEO of e-Smart will be appointed by Ocean Wonder Limited (the other shareholder of e-Smart) and not by OTI, and that the amount owed by e-Smart to OTI will be reduced from $330 to $165.  This amount was received by OTI during the third quarter of 2002 and is included as income in other expenses, net, in the consolidated statement of operations.

	D.	EASY PARK ISRAEL LTD

During the first half of 2002 a Share Purchase Agreement was signed between EasyPark Ltd. (“EasyPark”) a subsidiary of the Company, and Bonus Credit Cards Ltd. (“Bonus”) according to which EasyPark purchased all of Bonus’s shares (39%) in EasyPark Israel Ltd. (“EasyPark Israel”) a subsidiary of EasyPark, in consideration for $327. As a result of the acquisition, EasyPark’s holdings in EasyPark Israel reached 90%.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the assets acquired and the liabilities assumed.  The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $327 was recorded as intangible assets being technology, which is being amortized over three years.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	E.	OTHER INGANGIBLE ASSETS, NET

	December 31,

	2001	2002

Cost
Technology	$490	$817
Assembled workforce	6,836	(*) -

	7,326	817

Accumulated amortization
Technology	143	304
Assembled workforce	1,453	-

	1,596	304

	$5,730	$513

(*)	See Note 2K.

a.	Amortization expenses amounted to $45, $98 and $161 for the years ended December 31, 2000, 2001 and 2002 , respectively.

b.

During 2002, the Company purchased technology as part of its acquisition of EasyPark Israel (see Note 7D above).  The purchase has been recorded as acquired technology and will be amortized over a three year period.

c. Estimated amortization expenses for the years ended:

December 31

2003	$189
2004	189
2005	75
2006	44
2007	16

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 7 -	ACQUISITIONS AND INVESTMENTS (Cont.)

	F.	GOODWILL

The following transitional information is presented to reflect net loss and net loss per share for all prior periods adjusted to exclude amortization of goodwill.

	Year ended December 31

	2000	2001

Reported net loss	$(8,295)	$(11,684)
Goodwill amortization	409	1,044

Adjusted net loss	$(7,886)	$(10,640)

Net loss per share
Reported net loss per share	$(5.60)	$(7.49)
Goodwill amortization	0.28	0.67

Adjusted net loss per share	$(5.32)	$(6.82)

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 8 -	PROPERTY AND EQUIPMENT, NET

	December 31

	2001	2002

Cost
Land	$71	$71
Leasehold land (1)	263	263
Buildings on leasehold land (1)	678	4,470
Buildings	244	334
Building under construction (1)	3,491	-
Computers, software and manufacturing equipment	3,264	4,266
Office furniture and equipment	1,393	872
Motor vehicles	443	501

Total cost	9,847	10,777

Accumulated depreciation
Buildings on leasehold land	236	576
Buildings	68	-
Computers, software and manufacturing equipment	1,688	2,876
Office furniture and equipment	1,104	511
Motor vehicles	249	255

Total accumulated depreciation	3,345	4,218

Depreciated cost	$6,502	$6,559

Depreciation expense for the years ended December 31, 2000, 2001 and 2002 was $569, $988, and $897, respectively.

(2)

The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The Company commenced the construction of the building on this plot of land in 2000 and completed construction in 2002. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

(2)	As per liens—See Note 13C.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 9 -	OTHER CURRENT LIABILITIES

	December 31

	2001	2002

Employees and related expenses	$1,309	$816
Accrued expenses	639	538
Customers’ advances	334	370
Other current liabilities	181	451

	$2,463	$2,175

Note 10 -	LOANS

	A.	COMPOSITION OF LONG-TERM LOANS:

	December 31

	2001	2002

Long-term loans	$6,264	$5,532
Less - current maturities	1,513	1,526

	$4,751	4,006

As of December 31, 2001, the loans are primarily from banks and are denominated in US dollars ($4,150), DM ($1,617), and NIS ($497) and bear interest of approximately 4.9% - 10.8% per annum.

As of December 31, 2002, the loans are primarily from banks and are denominated in US dollars ($3,442), € ($1,578), and NIS ($512) and bear interest of approximately 4.3% - 10.8% per annum.

B.	REPAYMENTS OF LONG-TERM LOANS DATES SUBSEQUENT TO BALANCE SHEET DATE:

December 31 2002

First year (current maturities)	$1,526
Second year	1,206
Third year	745
Fourth year	442
Fifth year and thereafter	1,613

$5,532

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 10 -	LOANS (Cont.)

	C.	COMPOSITION OF SHORT-TERM BANK CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS:

	December 31		December 31

	2001	2002	2001	2002

	% interest rate

In U.S. dollars	-	8.2	$-	$198
In New Israeli shekels	10.3	-	460	-
In DM	8.2	-	1,360	-
In Euro’s	-	10.3	-	796

			1,820	994
Current maturities of long-term loans			1,513	1,526

			$3,333	$2,520

The percentage weighted average interest rate for the years ended December 31, 2001, and 2002 were 8.7% and 9.8% respectively.

	D.	Liens for short-term and long-term borrowings - see Note 13C.

	E.	The Company has an authorized credit line of approximately $1.2 million which was fully utilized.

Note 11 -	CONVERTIBLE NOTES

The Company issued $250,000 10% Redeemable Convertible Promissory Notes (“the notes”) which may be converted into ordinary shares of the Company.  The conversion price shall be the average closing price of the Company’s shares on NASDAQ during the ten (10) consecutive trading days prior to the conversion which in no event will be less than 75% or greater than 125% of the closing price on the day of closing ($6.00).  The entire principal balance is due on December 31, 2004.  The notes are exercisable 90 days from the date of closing.

As of December 31, 2002, none of the notes has been converted into ordinary shares.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 11 -	CONVERTIBLE NOTES (Cont.)

In connection with the issuance of these notes, the Company also issued detachable warrants to purchase an aggregate of 16,758 ordinary shares, at an exercise price of 120% of the average per share price for the ordinary shares for the ten (10) consecutive day trading period prior to the closing.  The warrants will expire on December 31, 2007.

Upon the issuance of the notes on December 5, 2002, the Company was required according to EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” to record a discount in the amount of approximately $42 which is being amortized to financial expenses over a period of two years.

According to EITF 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, the warrants issued in connection with this note were accounted for under APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Under APB 14, the fair value of the warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 2.5%, a dividend yield of 0%, a volatility of the expected market price of the Company’s ordinary shares of 75% and a contractual life of 5 years.  The fair value of the warrants of $42 are offset from the convertible notes and presented as a component of additional paid in capital in the shareholders’ equity.  This discount represents the theoretical most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date.

Note 12 -	SEVERANCE PAY

Severance pay expenses for the periods ended December 31, 2000, 2001 and 2002 amounted to approximately $267, $262 and $65, respectively.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 13 -	COMMITMENTS AND CONTINGENCIES

	A.	COMMITMENTS AND CONTINGENCIES:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of sales of products in which the Government of Israel has participated in financing the research and development, up to the amounts granted (linked to the US$with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs. The total amount of grants received, net of royalties paid, as of December 31, 2002 was approximately $4,267.

Royalties paid or accrued amounted to $176, $206 and $188 for the years ended December 31, 2000, 2001 and 2002.

	B.	LEASES

The Group operates from leased facilities in the United States, Germany and South Africa, leased for periods expiring in years 2003 through 2005.

Minimum lease commitments of certain subsidiaries under operating lease agreements under non cancelable leases in respect of premises occupied by them, at rates in effect as of December 31, 2002 are as follows:

2003	$234
2004	234
2005	234

$702

Rent expense amounted to $98, $163, $218 for the years ended December 31, 2000, 2001, and 2002 respectively.

C.	LIENS

There is a floating charge over the Company’s motor vehicles, in favor of a bank and leasing companies to secure loans received.

Short-term investments and leasehold land are pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The manufacturing facility has been pledged as security in respect of a loan received from a bank.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY

	A.	SHARE CAPITAL

		1.	In March 2001, the number of authorized shares increased from 2,500,000 to 5,000,000.

2.

Pursuant to resolutions adopted by the Board of Directors on June 14, 2002 and July 12, 2002, management of the Company was authorized to determine a date, within 90 days of the Company’s shares being listed on NASDAQ, on which the Company may issue bonus shares in a ratio to be determined by management.  Subsequent to the year-end, on February 11, 2003, the Board of Directors resolved to extend the date by which the Chairman may issue the bonus shares to August 11, 2003.  In addition, the Chairman’s decision will be subject to the approval of the Board of Directors.

3.

On May 15, 2002, the Board of Directors of the Company approved a ten to one reverse split of the Company’s ordinary shares, such that each ten ordinary shares of NIS 0.01 par value shall become one share of NIS 0.1 par value. The above reverse share split was approved by the shareholders on June 14, 2002. The reverse share split was effective as of June 17, 2002. All shares, per share, warrants and options amounts, in these financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	B.	OPTIONS TO NON-EMPLOYEES

The Company issued the following options to non-employees, which are accounted for in accordance with SFAS 123 and EITF 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”:

1.

In 2000, options to purchase 2,000 shares have been issued to a non-employee in respect of past services. The aggregate fair value of the options is $40, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 1 year, (2) no dividend yield, (3) volatility of 44% and (4) risk free interest rate of 6%. The expense was not recorded due to immateriality. These options are exercisable through August 31, 2002.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	B.	OPTIONS TO NON-EMPLOYEES (Cont.)

2.

In March 2002, options to purchase 8,750 ordinary shares of the Company were granted to the Company’s legal council in respect to on-going legal services at an exercise price of par value. The options vest immediately and expire in 5 years. The aggregate fair value of the options is $84, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. This amount was charged to general and administrative expenses in the consolidated statements of operations.

3.

In July 2002, options to purchase 10,990 ordinary shares of the Company were granted to a consultant in respect to the registration of the Company’s shares on NASDAQ at an exercise price of $9.89, of which 10,330 options vest immediately, 330 vest on August 1, 2002 and 330 vest on September 1, 2002. The aggregate fair value of the options is $53, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. This amount was charged to other expenses in the consolidated statements of operations.

4.

In July 2002, options to purchase 36,809 ordinary shares of the Company were granted to five consultants in respect to the registration of the Company’s shares on NASDAQ at an exercise price of par value. The options vest immediately and expire in 5 and 10 years. The aggregate fair value of the options is $299, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 5 and 10 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. This amount was charged to other expenses in the consolidated statements of operations.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	B.	OPTIONS TO NON-EMPLOYEES (Cont.)

5.

In July 2002, options to purchase 7,000 ordinary shares of the Company were granted to a consultant in respect to the registration of the Company’s shares on NASDAQ at an exercise price of $16.21, options to purchase 2,500 to the same consultant at an exercise price of $25.94, the options are vested immediately. The options expire on the earlier of (i) April 1, 2005 (ii) ninety days after the date which is the twentieth consecutive date on which the Company’s shares have closed for trading at a price equal to or higher than the exercise price multiplied by two. The aggregate fair value of the options is $32, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 2.8 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. This amount was charged to other expenses in the consolidated statements of operations.

6.

In July 2002, options to purchase 3,000 shares of the Company were granted to a consultant in respect to the registration of the Company’s shares on NASDAQ at the fair market value of the Company’s shares at the date of the grant. Half of the options shall vest on January 1, 2003, and the remainder in six equal monthly installments commencing February 1, 2003. The fair value of the options is $15, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. This amount was charged to other expenses in the consolidated statements of operations.

7.

In September 2002, options to purchase 150,000 ordinary shares of the Company were granted to two consultants in respect to the registration of the Company’s shares on NASDAQ are exercisable at different amounts and expire in 5 years. The fair market value of the warrants is $246, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. This amount was charged to other expenses in the consolidated statements of operations.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	B.	OPTIONS TO NON-EMPLOYEES (Cont.)

8.

In November 2002, options to purchase 40,490 ordinary shares of the Company were granted to two consultants at an exercise price of par value. The options vest immediately and expire in 5 years. The aggregate fair value of the options is $289, based on the Black-Scholes option pricing model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 93% and (4) risk free interest rate of 2.5%. This amount was charged to other expenses in the consolidated statements of operations.

	C.	STOCK OPTION PLANS

1.

In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options are to be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. In July 1998, the Board of Directors expanded the plan for an additional 20,000 share options to be granted. In November 1999, the board of directors resolved to expand the plan with an additional 35,000 share options to be granted. In July 2002, the Board of Directors expanded number of options available by 30,300.

In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

In February 2002, the Company’s board of directors increased the number of available options by 150,000 and in July 2002 by a further 600,000. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of the grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	C.	STOCK OPTION PLANS (Cont.)

2.

On February 26, 2002, the Board of Directors approved a grant by which, inter alia, the Company may pay, during a 12-month period, the salaries of certain of its employees who agree to participate, by way of grant of options at an exercise price of par value. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. The Company undertook to pay from its own sources any and all differences between the relevant monthly salary and such proceeds. The arrangement is subject to the Company, the employees and the trustee’s signature on a detailed agreement and necessary ancillary documents. As of December 31, 2002, 225,346 options have been granted in respect of the above mentioned grant.

3.

The CEO of OTI America, Inc., a wholly owned subsidiary, has an option to purchase up to 5,000 ordinary shares of the Company at a price of $45.00 per share, in an amount equal to 0.5% of any funds invested in OTI America, Inc. by third parties.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	C.	STOCK OPTION PLANS (Cont.)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2000, 2001 and 2002 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding – January 1, 2000	20,080	$12.50
Options granted	76,290	71.50
Options cancelled or forfeited	(1,910)	59.10
Options exercised	(12,013)	12.10

Outstanding – December 31, 2000	82,447	66.10
Options granted	87,935	28.30
Options cancelled or forfeited	(7,512)	53.90
Options exercised	(1,467)	0.10

Outstanding – December 31, 2001	161,403	46.70
Options granted	838,971	0.46
Options cancelled or forfeited	(6,885)	5.02
Options exercised	(227,845)	0.06

Outstanding – December 31, 2002	765,644	$14.30

Exercisable as of:
December 31, 2000	7,017	$60.61

December 31, 2001	64,963	$45.20

December 31, 2002	549,560	$13.20

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	C.	STOCK OPTION PLANS (Cont.)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2002:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding as of December 31, 2002	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number outstanding as of December 31, 2002	Weighted- Average Exercise Price

$0.10	139,646	6.30	$0.10	41,976	$0.10
4.76	1,200	5.00	4.76	1,200	4.76
6.36	128,940	4.92	6.36	100,940	6.36
8.21	320,650	8.29	8.21	287,901	8.21
9.20-9.9	18,990	4.60	9.60	15,990	9.67
16.2-17.99	15,000	3.97	17.16	10,667	16.82
25.92	2,500	2.52	25.92	2,500	25.92
29.70-30.50	72,793	4.07	29.90	39,278	29.93
39.13	3,600	3.93	39.10	3,200	39.13
45.00	2,000	0.77	45.00	2,000	45.00
60.00-62.10	27,000	0.70	62.10	27,000	62.10
68.80-72.10	11,538	1.04	69.74	5,823	69.45
102.71	21,787	4.17	102.71	11,085	102.71

	765,644		$14.30	549,560	$13.20

The amounts of deferred stock compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $960, $0 and $2,182 for options granted in the years ended December 31, 2000, 2001 and 2002, respectively, are included in shareholders’ equity and are being amortized over the vesting periods of the respective options in accordance with APB 25.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 14 -	SHAREHOLDERS’ EQUITY (Cont.)

	C.	STOCK OPTION PLANS (Cont.)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2000, 2001 and 2002 were:

	For exercise price on the grant date that:

	Equals market price Year ended December 31,			Exceeds market price Year ended December 31,			Less than market price Year ended December 31,

	2000	2001	2002	2000	2001	2002	2000	2001	2002

Weighted average exercise prices	$102.4	$28.3	$7.7	$62.3	$-	$14.0	$51.3	$-	$0.3
Weighted average fair values on grant date	$60.5	$16.5	$2.5	$10.1	$-	$2.3	$50.6	$-	$8..5

D.	EMPLOYEE SHARE PURCHASE PLAN

In 2001, the Company established an Employee Share Purchase Plan pursuant to which 67,500 shares have been reserved for employees including the Company’s subsidiaries who have been employed for at least six months. The purchase price of the shares will be 85% of the trading price on the date of purchase. As of the date of these financial statements, no shares have been issued to any employees under this plan.

E.	DIVIDENDS

The Company has never paid cash dividends to shareholders. The Company intends to retain future earnings for use in its business and does not anticipate paying cash dividends on its ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 15 -	OTHER EXPENSES

A.

In 2000, the Company recorded an expense of $599 in connection with a dispute with a distributor. During the third quarter of 2000, the dispute was settled by the London Court of International Arbitration in favor of the Company. In 2001, the Company recorded a loss of $340 in respect of the dissolution of a subsidiary in the InterCard Group.

B.

During 2001, the Company intended to conduct a Public Offering on NASDAQ, however, during the year, the Board of Directors decided to cancel the issuance of its planned format.  The Company included the expenses involved with the aborted public offering in the amount of $1,581 in the consolidated statements of operations in the item other expenses, net.

The amount included in 2002, relates primarily to costs associated with the registration of the Company’s shares on NASDAQ.

Note 16 -	INCOME TAXES

	A.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2B the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries has not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 16 -	INCOME TAXES (Cont.)

	B.	TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

The Company maintains three investment programs in buildings, equipment and production facilities which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that will be earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

Final approvals in respect of certain investment programs have not yet been received by the Company.

The Company’s subsidiary, EasyPark, has also been granted the status of an “Approved Enterprise” for its program plan establishment of a production facility. EasyPark also elected to adopt the “Alternative Benefits Program” status for its investment programs. This status entitles EasyPark to an exemption from tax on income derived therefrom for a period of 10 years starting in the year in which EasyPark first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. In the event of a distribution of a cash dividend out of tax-exempt income, EasyPark will be liable to corporate tax at a rate of 25% in respect of the amount distributed. As EasyPark has not yet reported any taxable income, the benefit period has not yet commenced.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 16 -	INCOME TAXES (Cont.)

	B.	TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (Cont.)

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest. Management believes that the Company is in compliance with the above mentioned conditions as of December 31, 2002.

	C.	THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

The Company is also an “Industrial Company” under the Law for the Encouragement of Industry. The principal benefits for the Company is the deductibility of expenses in connection with a public offering and accelerated depreciation.

D.

On January 1, 2003, a comprehensive tax reform took effect in Israel.  Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.  In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains).  The tax reform also substantially changed the system of taxation of capital gains.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 16 -	INCOME TAXES (Cont.)

E.

As of December 31, 2002, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $27,600. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt, and accordingly, no deferred tax asset has been recorded. Carryforward losses relating to non-Israeli companies, mainly in Germany, approximate $2,100. Carryforward losses in Germany may be carried forward indefinitely and may be offset against future taxable income. Since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be utilized in the foreseeable future. Therefore, the Company has recorded a valuation allowance of $840 as of December 31, 2002 (2001 - $680). The net change in the valuation allowance is $160.

	F.	Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

	G.	Income tax expense (benefit) presented in the consolidated statements of operations are derived from taxable income in the South African subsidiary and is for current taxes.

	H.	LOSS BEFORE INCOME TAXES

	Year ended December 31

	2000	2001	2002

Domestic (Israel)	$5,788	$11,435	$5,560
Foreign	2,815	311	462

	$8,603	$11,746	$6,022

I.	Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

J.

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating carryforward losses due to the uncertainty of the realization of such tax benefits.

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 17 -	FINANCIAL INCOME, NET

	Year ended December 31

	2000	2001	2002

Income
Interest on cash equivalents and marketable bonds	$1,300	$520	$94
Foreign currency gains	-	-	896

	1,300	520	990

Expenses
Interest on short-term credit and long-term loans	293	330	370
Foreign currency losses	188	119	576
Amortization of beneficial conversion feature on convertible notes	-	-	3

	481	449	949

	$819	$71	$41

Note 18 -	RELATED PARTY BALANCES AND TRANSACTIONS

	A.	BALANCES

	December 31

	2001	2002

Assets:
Trade receivables	$103	$39

Liabilities:
Trade payables	15	27
Other current liabilities	182	-
Long-term loan (including current portion)	544	429

B.	TRANSACTIONS

	Year ended December 31

	2000	2001	2002

Revenues	$673	$1,833	$136
Costs and expenses	575	214	101
Other income	-	-	165

ON TRACK INNOVATIONS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
U.S. dollars in thousands, except per share data

Note 19 -	GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

In accordance with SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”, the Company is organized and operates as one business segment, the design and development of contactless microprocessor-based smart card systems.

	Year ended December 31

	2000	2001	2002

Revenues by geographical areas of end customers
North America	$2,479	$1,704	$1,960
Far East	1,739	1,923	492
Africa	1,047	1,171	2,363
Europe	7,390	14,284	12,097
South America	53	87	155

Total export	12,708	19,169	17,067
Domestic (Israel)	369	719	896

	$13,077	$19,888	$17,963

	December 31

	2001	2002

Long lived assets by geographical areas

Israel	$5,896	$5,836
Germany	6,130	6,503
Other	206	116

	$12,232	$12,455

	Year ended December 31

	2000	2001	2002

Revenues from single customers exceeding 10%
Customer A	17%	(*)	(*)

(*) Less than 10%

********

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Three years ended December 31, 2002
US Dollars in thousands

Column A	Column B	Column C	Column D	Column E

Description	Balance at the beginning of the period	Additions charged statement of operations	Deductions from reserve	Balance at end of period

Allowance for doubtful accounts: Year ended December 31,2002	64	258	(78)	244

Year ended December 31,2001	240	566	(742)	64

Year ended December 31,2000	151	98	(9)	240

S-1