Form 20-F
period 2003-12-31
ON TRACK INNOVATIONS LTD
filed 2004-04-02
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-49877

On Track Innovations Ltd.

(Exact Name of Registrant as Specified in Its Charter)

ISRAEL

(Jurisdiction of Incorporation or Organization)

Z.H.R Industrial Zone, Rosh-Pina 12000, Israel

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.1 nominal value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,778,715 Ordinary Shares, NIS 0.1 nominal value.

Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒	Yes	☐	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	☐	Item 18	☒

i

TABLE OF CONTENTS
(continued)

ii

PART I

ITEM 1.            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.            OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.          KEY INFORMATION

A.      SELECTED FINANCIAL DATA

          The following selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, have been derived from the audited consolidated financial statements of On Track Innovations Ltd. (together with its subsidiaries, the “Company” or “OTI”) set forth elsewhere in this annual report.  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP.  The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes as well as “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report.

          Effective as of June 17, 2002, we consummated a ten to one reverse split of our ordinary shares, such that each ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value.  All shares, per share, warrants and options amounts in the consolidated financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31

	1999	2000	2001	2002	2003

	(In thousands, except share and per share data)
REVENUES
Products	$3,892	$12,498	$18,217	$15,492	$17,245
Non-recurring engineering	405	89	500	952	284
Licensing and transaction fees	86	62	495	651	808
Customer service and technical support	-	428	676	868	1,258

Total revenues	4,383	13,077	19,888	17,963	19,595

COST OF REVENUES
Products	2,122	6,405	10,727	8,740	8,678
Non-recurring engineering	73	89	20	216	109
Customer service and technical support	-	332	491	546	691

Total cost of revenues	2,195	6,826	11,238	9,502	9,478

Gross profit	2,188	6,251	8,650	8,461	10,117

OPERATING EXPENSES
Research and development	2,101	4,947	6,768	4,459	3,159
Less — participation by the Office of the Chief Scientist	645	1,031	599	1,103	853

Research and development, net	1,456	3,916	6,169	3,356	2,306
Selling and marketing	2,013	7,030	6,585	3,869	4,092
General and administrative	1,839	3,656	4,668	5,183	5,853
Amortization of goodwill and intangible assets	-	472	1,124	161	188
Other expenses	-	599	340	-	-

	Year ended December 31

	1999	2000	2001	2002	2003

	(In thousands, except share and per share data)
Total operating expenses	5,308	15,673	18,886	12,569	12,439

Operating loss	(3,120)	(9,422)	(10,236)	(4,108)	(2,322)

Amortization of beneficial conversion feature on convertible loan	(250)	-	-	-	-
Financial income (expenses), net	318	819	71	41	(897)
Other expenses, net	-	-	(1,581)	(1,955)	(244)

Loss before income taxes	(3,052)	(8,603)	(11,746)	(6,022)	(3,463)
Tax benefit (expenses)	(82)	58	47	(207)	(104)

	(3,134)	(8,545)	(11,699)	(6,229)	(3,567)

Minority interests	81	250	15	(19)	-
Equity in losses of an affiliated company	(2)	-	-	-	-

Net loss	$(3,055)	$(8,295)	$(11,684)	$(6,248)	$(3,567)

Basic and diluted net loss per share	$(2.54)	$(5.60)	$(7.49)	$(3.76)	$(1.52)

Weighted average number of shares used in computing net loss per shares - basic and diluted	1,204,651	1,480,494	1,559,490	1,661,170	2,354,254

	As of December 31

	1999	2000	2001	2002	2003

Balance Sheet Data:
Cash and cash equivalents	$16,315	$15,598	$6,030	$2,145	$9,712
Total current assets	33,423	29,070	17,048	10,821	18,884
Total assets	35,681	37,831	29,962	24,019	31,268
Total liabilities	8,315	14,627	15,592	12,978	11,965
Long term loans, net of current maturities	1,321	2,463	4,751	4,006	3,121
Total shareholders’ equity	27,366	23,204	14,370	11,041	19,303

B.      CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

C.      REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

D.      RISK FACTORS

          This annual report contains forward-looking statements that involve risks and uncertainties.  The statements contained in this annual report that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, statements regarding our expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions underlying any of the foregoing.  Forward-looking statements include statements in (i) “Item 4.  Information on the Company” regarding our belief as to increased acceptance of smart-card technology, expansion of the use of our technology, the impact of our relationship with technology partners and business partners as well as to our future revenue and the development of future products and (ii) “Item 5.  Operating and Financial Review and Prospects” regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses, and adequacy of capital resources.  Forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our actual results to differ materially from such results discussed in these statements.  Many of these risks and uncertainties are described in the risk factors set forth below in this section and elsewhere in this annual report.  All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES.  ALTHOUGH WE ACHIEVED PROFITABILITY IN THE FOURTH QUARTER OF 2003, WE MAY NOT CONTINUE TO DO SO IN THE FUTURE.

          We have incurred losses in each year since we commenced operations in 1990.  We reported net losses of $3.1 million in 1999, $8.3 million in 2000, $11.7 million in 2001, $6.2 million in 2002 and $3.6 million in 2003.  Although we reported $102,000 of net income for the fourth quarter of 2003, we expect to incur full year losses at least through 2005 as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

IF THE MARKET FOR SMART CARDS IN GENERAL, AND FOR CONTACTLESS MICROPROCESSOR-BASED SMART CARDS IN PARTICULAR, DOES NOT GROW, SALES OF OUR PRODUCTS MAY NOT GROW AND MAY EVEN DECLINE.

          The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies.  Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products.  Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different from ours and may therefore be less willing to incur the capital expenditures required to install or upgrade to a contactless microprocessor-based smart card system.  As a result, we cannot assure you that there will be significant market opportunities for contactless microprocessor-based smart card products.  If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than we expect.

IF WE FAIL TO DEVELOP NEW PRODUCTS OR ADAPT OUR EXISTING PRODUCTS FOR USE IN NEW MARKETS, OUR REVENUE GROWTH MAY BE IMPEDED AND WE MAY INCUR SIGNIFICANT LOSSES.

          To date, we have sold products incorporating our technology within a limited number of markets.  We are currently developing and marketing products such as medical cards for use in hospitals and identity cards for use by governmental authorities.  We have yet to recognize revenues from sales of these products.  We are devoting significant resources to developing and marketing these and other products and adapting our existing products for use in new markets.  If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

WE HAVE HISTORICALLY DERIVED A SIGNIFICANT PORTION OF OUR REVENUES FROM SALES TO SYSTEMS INTEGRATORS WHO ARE NOT THE END-USERS OF OUR PRODUCTS. WE ARE TO A CERTAIN EXTENT DEPENDENT ON THE ABILITY OF THESE INTEGRATORS TO MAINTAIN THEIR EXISTING BUSINESS AND SECURE NEW BUSINESS.

          In 2001, 2002 and 2003, 18%, 22% and 28%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project.  To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail.  Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name.  Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users.  In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult.  If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

          Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

OUR REVENUE GROWTH MAY BE IMPAIRED IF WE ARE UNABLE TO MAINTAIN OUR CURRENT, AND ESTABLISH NEW, STRATEGIC RELATIONSHIPS.

          The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets.  We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market, and then we cooperate in marketing the resulting product.  The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products.

SOME OF OUR AGREEMENTS MAY IN THE FUTURE RESTRICT OUR ABILITY TO TAKE ACTIONS THAT WE THEN BELIEVE TO BE DESIRABLE.

          In some of our agreements with suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods ranging from several months to several years.  For example, we have granted our e-Smart joint venture with Cheung Kong exclusive rights to distribute our products in Greater China and we granted our joint venture partner veto rights over key business decisions relating to the distribution of our products in that region.  In addition, in the event that our products are sold in Greater China by third parties other than through e-Smart, we have agreed to pay to e-Smart 7.5% of the net revenues we receive from such sales.  Our agreement with Samsung concerning the development and manufacture of a particular type of microprocessor chip that we refer to as a “monochip” requires us not to sell that microprocessor chip to the existing customers of Samsung.  In addition, in some markets we sell our products through distributors who, in general, have exclusive distribution rights in that market if sales quota are met.

WE FACE INTENSE COMPETITION. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS PROSPECTS WILL BE IMPAIRED.

          We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies.  We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies.  Many of our competitors, including Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess.  As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

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

          In addition, as a result of a shortage, we may be compelled to delay shipments of our products, or devote additional resources to maintaining higher levels of microprocessor inventory.  Consequently, we may experience substantial period-to-period fluctuations in our cost of revenues and, therefore, in our future results of operations.

OUR PRODUCTS HAVE LONG DEVELOPMENT CYCLES AND WE MAY EXPEND SIGNIFICANT RESOURCES IN RELATION TO A SPECIFIC PROJECT WITHOUT REALIZING ANY REVENUES.

          The development cycle for our products varies from project to project.  Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount.  We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer.  Only after successful completion of these procedures will customers place orders for our products in commercial quantities.  In addition, our contracts do not typically include minimum purchase requirements.  We, therefore, cannot assure you that contracts into which we enter will result in commercial sales.  Our average development cycle is typically between 12 and 18 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues.  As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL PERFORMANCE MAY CREATE VOLATILITY IN THE MARKET PRICE OF OUR SHARES AND MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

          Our quarterly revenues and operating results have varied in the past and are likely to do so in the future.  These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors.  These factors include:

•

The size and timing of orders placed by our customers, particularly in government projects.  Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract.  As a result, it is difficult to predict the timing and size of orders under such contracts.  For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000.  We started recognizing revenues in the second half of 2000.

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

DELAYS OR DISCONTINUANCE OF THE SUPPLY OF COMPONENTS MAY HAMPER OUR ABILITY TO PRODUCE OUR PRODUCTS ON A TIMELY BASIS AND CAUSE SHORT-TERM ADVERSE EFFECTS.

          The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers.  Except for Samsung, currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers is a sole supplier.  Nevertheless, we sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products.  In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price.  Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products.  We may not be able to develop alternative sources for product components if and as required in the future.  Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components.  This may cause delays in product shipments, increase manufacturing costs and increase product prices.

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

WE CURRENTLY RELY ON A THIRD PARTY FOR LICENSING AND UPDATING THE PRIMARY OPERATING SYSTEM WE USE IN OUR PRODUCTS.

          We are currently required to license operating system software for the operation of our products.  Since 1995, the principal licensor of this software has been Personal Cipher Card Corporation, or PC3, pursuant to a license agreement that terminates on July 5, 2005.  If PC3 terminates the license it granted us, we may face some delays in providing our products to our customers and we expect that it would take several months to arrange an adequate alternative.  Sales of products containing the PC3 smart card operating system accounted for 73% of our revenues from smart cards in 1999, substantially all of our revenues from smart cards in 2000, 53% of our revenues from smart cards in 2001, 46% of our revenues from smart cards in 2002 and 17% of our revenues from smart cards in 2003.

IF WE FAIL TO HIRE, TRAIN AND RETAIN QUALIFIED RESEARCH AND DEVELOPMENT PERSONNEL, OUR ABILITY TO ENHANCE OUR EXISTING PRODUCTS, DEVELOP NEW PRODUCTS AND COMPETE SUCCESSFULLY MAY BE MATERIALLY AND ADVERSELY AFFECTED.

          Our success depends in part on our ability to hire, train and retain qualified research and development personnel.  Individuals who have expertise in research and development in our industry are scarce.  Competition for such personnel in the electronics industry is intense, particularly in Israel.  Consequently, hiring, training and retaining such personnel is both time consuming and expensive.  In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is in the North of Israel.  If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

OUR ABILITY TO COMPETE DEPENDS ON OUR CONTINUING RIGHT TO USE, AND OUR ABILITY TO PROTECT, OUR INTELLECTUAL PROPERTY RIGHTS.

          Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products.  We rely on a combination of patent, trademark, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others.  While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

          We currently have patents in the United States, Israel and other countries covering some of our technology and have pending applications in the United States, Europe, Israel and elsewhere which have not yet resulted in granted patents.  We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products.  Others may challenge our patents or registered trademarks.  We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers.  Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies.  Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

          The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products.  Competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours.

          In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in numerous countries.  These legal and administrative proceedings could be expensive and could occupy significant management time and resources.

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

          Furthermore, a successful opposition to our patent could provide a basis for our competitors to claim that our patents covering this technology in other jurisdictions are invalid.

OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

          It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties.  For example, patent applications may be pending at any time which, if granted, cover products that we developed or are developing.  In certain jurisdictions, the subject matter of patents is not published until the patents are issued.  Third parties may from time to time claim that our products infringe their patent or other intellectual property rights.  In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us.  Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes their intellectual property rights.  Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

          Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any litigation.  Even if we prevail, the cost of litigation could harm our results of operations.  In addition, litigation is time consuming and could divert our management’s attention and resources away from our business.  If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms.  Licenses may not be available to us on acceptable terms or at all.  In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us.  If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

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

IN THE PAST FOUR YEARS WE HAVE ACQUIRED THREE COMPANIES OR GROUPS OF COMPANIES AND WE INTEND TO CONTINUE TO PURSUE STRATEGIC ACQUISITIONS IN THE FUTURE.  THE FAILURE TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES AND BUSINESSES OR TO ACQUIRE NEW COMPANIES AND BUSINESSES MAY HARM OUR FINANCIAL PERFORMANCE AND GROWTH.

          In the past four years we have acquired City Smart, a systems integrator in Hong Kong; the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards; and the InterCard group, a German systems integrator for card systems and manufacturer of electronic devices.  We paid for all three of these acquisitions through the issuance of our ordinary shares.  These and future acquisitions could result in:

•

Difficulties in integrating our operations, technologies, products and services with those of the acquired companies.  For example, we cannot be sure that the InterCard group’s current customer base will upgrade their systems to incorporate our products.

•	Difficulty in integrating operations that are spread across significant geographic distances.

•	Diversion of our capital and our management’s attention away from other business issues.

•	Potential loss of key employees and customers of companies we acquire.

•	Increased liabilities as a result of liabilities of the companies we acquire.

•	Dilution of shareholdings in the event we acquire companies in exchange for our shares.

          We may not successfully integrate any technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful.  In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected.  If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

WE ARE SUSCEPTIBLE TO CHANGES IN INTERNATIONAL MARKETS AND DIFFICULTIES WITH INTERNATIONAL OPERATIONS COULD HARM OUR BUSINESS.

          Over the last five years, we have derived revenues from different geographical areas.  The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	North America	South America	Israel

1999	16	16	33	30	2	3
2000	8	56	13	19	1	3
2001	6	72	10	9	*	3
2002	13	67	3	11	1	5
2003	15	66	1	10	*	8

          * Less than 1%

          Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies.  Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

          In addition, there are inherent risks in these international operations which include:

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

BECAUSE WE REPORT IN DOLLARS WHILE A PORTION OF OUR REVENUES AND EXPENSES ARE INCURRED IN OTHER CURRENCIES, CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

          Our functional and reporting currency is the U.S. dollar.  We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in NIS and the majority of the expenses of the InterCard group in Euros.  To the extent that we and our subsidiaries based in Israel and Germany conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities are not necessarily in the same currency.  We are, therefore, exposed to foreign exchange rate fluctuations.  These fluctuations may negatively affect our results of operations.  Our operations also could be adversely affected if we are unable to limit our exposure against currency fluctuations in the future.  Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the U.S. dollar against the NIS.

          However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations.  In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated sales price.  That could cause our customers to cancel or decrease orders.

WE MAY HAVE TO ADAPT OUR PRODUCTS IN ORDER TO INTEGRATE THEM INTO OUR CUSTOMERS’ SYSTEMS OR IF NEW GOVERNMENT REGULATIONS OR INDUSTRY STANDARDS ARE ADOPTED OR CURRENT REGULATIONS OR STANDARDS ARE CHANGED.

          Some of our products are subject to government regulation in the countries in which they are used.  For example, card readers that are used in the United States and in Europe require certification of compliance with regulations of the Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices.  In addition, governmental certification for the systems into which our products are integrated may be required.  The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader.  If there is a change to government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

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

OUR PRODUCTS MAY CONTAIN DEFECTS THAT ARE ONLY DISCOVERED AFTER THE PRODUCTS HAVE BEEN DEPLOYED.  THIS COULD HARM OUR REPUTATION, RESULT IN LOSS OF CUSTOMERS AND REVENUES AND SUBJECT US TO PRODUCT LIABILITY CLAIMS.

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

          In addition, we could be exposed to potential product liability claims.  While we currently maintain product liability insurance, we cannot assure you that this insurance will be sufficient to cover any successful product liability claim.  Any product liability claim could result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements.  Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves.  Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

          Terrorist attacks and other acts of violence or war may affect the markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment.  These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers.  Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the sales of our products.

RISKS RELATED TO OUR ORDINARY SHARES

OUR SHARE PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

          The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly.  The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations.  In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect, that may be adverse on the market price of our shares.

          Trading in shares of companies listed on the Nasdaq SmallCap and the Prime Standard Segment of the Frankfurt Stock Exchange in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance.  These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities.  In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

OUR SHARE PRICE COULD BE ADVERSELY AFFECTED BY FUTURE SALES OF OUR ORDINARY SHARES.

          As of March 31, 2004, we have outstanding 5,548,861 ordinary shares, warrants to purchase 951,135 additional ordinary shares at a weighted average exercise price of $5.18per share and options to purchase 2,934,091 additional ordinary shares at a weighted average exercise price of $45.11 per share.

          We may in the future sell or issue additional ordinary shares.  The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur.  These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

WE CANNOT PREDICT THE FURTHER IMPACT ON THE PRICE OF OUR ORDINARY SHARES FOLLOWING OUR RESTATEMENT IN AUGUST 2002 OF CERTAIN OF OUR FINANCIAL STATEMENTS OR THE EXTENT OF THE POTENTIAL CLAIMS THAT MAY BE ASSERTED AGAINST US.

          We reevaluated our accounting treatment of certain past transactions and restated our financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001.  We filed our restated financial statements in accordance with requirements in Germany where our ordinary shares are listed.  The market for our ordinary shares in Germany was adversely affected by our restatement and the adverse effect in Germany may have an adverse impact on the value of our ordinary shares listed on the Nasdaq SmallCap Market.  Our share price may be adversely affected by the threat of litigation based upon our restatement and the recovery by plaintiffs in any litigation actually commenced against us.

IF OUR ORDINARY SHARES ARE EVER CONSIDERED A PENNY STOCK, ANY INVESTMENT IN OUR ORDINARY SHARES WILL BE CONSIDERED A HIGH-RISK INVESTMENT AND BECOME SUBJECT TO RESTRICTIONS ON MARKETABILITY.

          If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed a “penny stock” for the purposes of the Exchange Act.  The bid price of our ordinary shares as of March 31 2004 was $8.76 but was less than $5.00 from February 26, 2003 until October 22, 2003.  We continue to maintain our Nasdaq listing.  Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations.  The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation.  In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act.  These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase.  Because of these additional obligations, some brokers will not effect transactions in penny stocks.  If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

OUR SHAREHOLDERS COULD EXPERIENCE DILUTION OF THEIR OWNERSHIP INTEREST BY REASON OF OUR ISSUING MORE SHARES THAT ARE PURCHASED BY THIRD PARTIES.

          Under Israeli law, shareholders in public companies do not have preemptive rights.  This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties.  In addition, our board of directors may approve the issuance of shares in many instances without shareholder approval.  As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties.  The weighted average price per share at which we sold shares during 2003 was $4.40.  In addition, we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

          We have never declared or paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future.  We intend to retain all future earnings to fund the development of our business.  In addition, because we have received benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

OUR CONCENTRATION OF VOTING POWER WILL LIMIT YOUR ABILITY TO INFLUENCE OR CONTROL CORPORATE ACTIONS.

          Oded Bashan currently has the right to vote approximately 32.31% of our outstanding shares by reason of his ownership of 937,493 of our outstanding shares and his holding to vote 1,214,798  additional ordinary shares that are owned by others.  He therefore has the ability to control the election of directors and the outcome of most corporate actions requiring shareholder approval.  This concentration of voting power may also have the effect of delaying or preventing a change in control of us.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

          We cannot assure you that we will not be treated as a passive foreign investment company for 2003 or future years.  We could be a passive foreign investment company if 75% or more or our gross income in a taxable year is passive income.  We would also be a passive foreign investment company if at least 50% of the average value, or possibly the adjusted bases of our assets in particular circumstances, of our assets in a taxable year produce, or are held for the production of, passive income.  Passive income includes interest, dividends, royalties, rents and annuities.  If we are or become a passive foreign investment company, many of our U.S. shareholders may be subject to adverse tax consequences.

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

OUR OPERATIONS COULD BE DISRUPTED AS A RESULT OF THE OBLIGATION OF KEY PERSONNEL TO PERFORM ISRAELI MILITARY SERVICE.

          Some of our executive officers and employees must perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

THE ISRAELI GOVERNMENT PROGRAMS AND TAX BENEFITS IN WHICH WE CURRENTLY PARTICIPATE OR WHICH WE CURRENTLY RECEIVE REQUIRE US TO MEET SEVERAL CONDITIONS AND MAY BE TERMINATED OR REDUCED IN THE FUTURE.  THIS COULD INCREASE OUR COSTS OR TAXES.

          We are entitled to tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to $4.5 million of our capital investment programs by the Israeli Ministry of Industry and Trade.  Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production.  Without such benefits our taxable income would be taxed at a rate of 36%.  To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, 30% of which must be from paid-in capital.  We cannot assure you that we will continue to receive these tax benefits at the same rate or at all.  From time to time, we submit requests for expansion of our approved enterprise programs.  These requests might not be approved.  The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

IT MAY BE DIFFICULT TO ENFORCE A UNITED STATES JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS OR TO ASSERT UNITED STATES SECURITIES LAW CLAIMS IN ISRAEL.

          We are incorporated in Israel.  Most of our executive officers and directors and the Israeli experts named in this prospectus are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these person in the United States.  Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

          This annual report includes forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.

          Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

          These forward-looking statements involve risks, uncertainties, assumptions and other factors that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements.  Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include the risk factors described in “Risk Factors” above and other factors discussed elsewhere in this annual report.

          Many of these factors are beyond our ability to control or predict.  You should not assume that forecasts and anticipated events will occur, or that our expectations and plans will not change.  We do not have any intention to update forward-looking statements after we distribute this annual report unless we are required to do so under U.S. federal securities laws or other applicable laws.

ITEM 4.            INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated under the laws of the State of Israel on February 15, 1990, under the name of De-Bug Innovations Ltd.  Our name was changed to On Track Innovations Ltd. on July 8, 1991.

          Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel.  Our telephone number is 011-972-4-686-8000.  In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a California corporation.  OTI America, Inc. is located at 1601 South DeAnza Boulevard, Suite 201, Cupertino, California 95014, and its telephone number is 1 (408) 252-0333.  Copies of this annual report and other documents incorporated herein by reference can be obtained on our website, www.otiglobal.com or upon request from our Director of Corporate Communication, Ms. Galit Mendelson, at the following telephone number: 1 (212) 531-3247.

          On December 30, 1999, we acquired all of the outstanding shares of City Smart Ltd., a Hong-Kong based systems integrator in exchange for 6,686 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $451,300).  On January 28, 2000, we acquired all of the outstanding shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., each an Israel-based developer and designer of microprocessors and operating systems for smart cards, in exchange for 12,119 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $1.3 million).  On February 2, 2000, we entered into an agreement with an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Ltd., a Hong Kong-based infrastructure company, to establish a joint venture in Hong Kong to, among other things, be the exclusive distributor for our products in Greater China.  In connection therewith, we contributed $3.1 million to the joint venture.  On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, one of which is a systems integrator for smart card systems and the other of which is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million.  For additional information concerning these transactions, see “C.  Organization Structure” below, and note 7 to our consolidated financial statements included elsewhere in this annual report.

B.      BUSINESS OVERVIEW

General

          Since our incorporation in 1990, we have designed, developed and sold contactless microprocessor-based smart card products.  Because our cards contain a microprocessor, they can store and process information and run multiple applications.  Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader.  Our products combine the benefits of both microprocessors and contactless cards.  We believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use.  In addition to contactless microprocessor-based smart cards, we also sell products that are based on other card technologies.

          Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products.  We currently offer four lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our four complete system product lines include:

•	Micropayments Solutions, including our EasyPark system, our mass transit payment system and the PayPass system that we are installing for MasterCard;

•	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems;

•	Smart ID Solutions, for both personal identification and credentialing purposes; and

•	Campus Systems.

          Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform.  The OTI Platform is based on our patents and technologies and consists of our smart cards, readers, software that enables the development of applications for smart cards and a communication technology that ensures that the transmission of data to and from the card is secure and reliable.  The OTI Platform can be customized to support a large number of applications in a multitude of markets.  Some of the markets for which we have customized the OTI Platform include petroleum, parking, mass transit, border crossing and medical services.

          Our products offer the following benefits:

•	The information stored on a card and transferred between the card and the reader is secure.

•	Our products provide for a reliable transfer of information to and from a card.

•	Our cards are durable, easy to use and take a variety of forms, including key chains, tags, tickers and wristwatches.

•	Our products are easy to install and maintain.

•	Our products enable the transition from other card technologies to our contactless microprocessor-based technology.

•	Our products support multiple, independent applications on the same card.

          We intend to enhance our position in the design and development of contactless microprocessor based smart card products by developing new applications for our technology.  We also intend to enter new markets, either alone or through strategic relationships, and we aim to generate additional revenues from transaction fees and ongoing payments for customer support.

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

          Application Specific Integrated Circuit, or ASIC, chip.  An ASIC chip can store data and perform limited pre-determined data processing tasks.  It cannot be reprogrammed once created.  ASIC-based chips are primarily used for applications that require limited processing capabilities and lower levels of security, such as premises access control and mass transit.

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

Contact vs. Contactless

          Another primary distinction between types of smart cards is whether they are “contact” or “contactless,” that is, whether physical contact between the card and the reader is required in order to transfer data and power between them.  When using a contact card, the cardholder swipes or inserts the card into a slot in the card reader.  When inserted properly, a metallic pad, or contact plate, on the smart card aligns with the electronic contacts inside the reader, and data and power are transferred across this connection.  By contrast, in contactless smart card systems, power and data are transmitted through antennas located on the smart card and the reader without making physical contact.

          The developers of contactless microprocessor-based smart cards face the following significant challenges:

•

Support of ISO standards.  The International Standard Organization, or ISO, is in the process of approving standards regulating the transfer of data between a contactless smart card and  its reader, under the name ISO 14443.  Currently, two separate types of standards – Type A and Type B – are undergoing approval by ISO.  Because both  standards are currently being used, only readers that can support both standards offer users the flexibility to use smart cards based on either standard.

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

•

Support of existing card-based infrastructure.  Because of the large existing base of contact-based systems, there is demand for technologies that can support both contact and contactless applications with the same equipment.  However, combined contact and contactless cards have traditionally contained two chips, one for use by contact-based systems and one for use by contactless-based systems.  The use of two chips increases the cost of the card and the likelihood of discrepancies between the information stored on each chip by different applications.  The use of two chips also limits the level of security to the level offered by the ASIC chip.  We believe that the shortcomings of these dual contact/contactless cards create a need for a single chip that can work with both contact and contactless systems.  There have been attempts, principally by some of the larger chip manufacturers, to develop a technology that uses a single chip, but we are unaware of any successful commercial implementation of this technology by anyone other than us.

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

•

Combining the advantages of contactless systems and microprocessor-based  systems.  Our technology successfully combines the features of microprocessor-based cards  and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to contact cards

Faster transaction time	Shorter time to complete a transaction	More transactions per minute

Cards do not need to be inserted or put into readers	Easier to use and come in a variety of forms	Lower maintenance costs

Durability	The card lasts longer	Reduce card replacement cost

Benefits of microprocessors compared to ASIC or memory chips

Multiple applications	The card has multiple uses	Generates revenues from additional applications

Enhanced security	Information on the card is more secure	System is less vulnerable to fraud

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

•

Ease of transition from contact-based microprocessors to contactless microprocessors.  Chip manufacturers and operating system providers can use our technology to upgrade their off the- shelf products to support both contact and contactless operations.  This can be done by combining our technology with our customer’s microprocessor, enabling the microprocessor to support contact and contactless operations.  By applying our patented hardware, customers can save months of development time and reduce the time to market for their products.

•

Support of multiple standards.  Our readers are capable of supporting ISO 14443 Type A and Type B standards.  Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

          Our goal is to be the leading provider of contactless microprocessor-based smart card products.  Key elements of our strategy for achieving this goal include:

•

Enhance technological position.  We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.  In the future, we intend to achieve an in-house capability to design microprocessors and operating systems for smart cards.

•

Expand global market presence.  Our sales and marketing effort is currently directed from Cupertino, California.  We market our product through a global network of marketing subsidiaries in North America, Europe and Africa, and in Asia through our joint venture, e-Smart.  We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

•

Increase focus on generating high-margin, recurring revenues.  We currently derive most of our revenues from one-time payments for our products and technologies.  We intend to generate additional revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions effected in systems that contain our products.  For example, we have entered into such fee arrangements with respect to our parking systems in Israel and our gasoline management systems in South Africa.  By reducing customers’ up-front payments or deferring payment for our products in return for receiving on-going participation in the revenue they generate for the customer, we are able to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

•

Leverage existing relationships and seek new relationships.  We have entered into relationships with Xerox to cover the U.S. public library and higher education markets, and Beyond Petroleum, or BP (formerly known as British Petroleum), to cover the South African petroleum market.  We have entered into these relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products.  We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

•

Leverage presence in existing industries to enter into new industries.  We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used.  For example, users of the gasoline management system we have sold to BP in South Africa will have in the future the option to add a payment application to their card.  The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so.  We plan to generate additional revenues through the sale of products required to add and operate these applications.

•

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

•

The reader does not need to be installed in close proximity to its antenna.  The reader can be installed at a distance of up to 33 meters, or 100 feet, from the antenna, providing the ability to install smart card systems in harsh conditions, including potentially explosive environments such as gasoline stations.  In addition, the customer can install the reader where there is easy access, facilitating installation and maintenance of the reader.

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

•

Integrating an antenna interface into the microprocessor.  The antenna interface can be integrated into a microprocessor, which reduces the cost of manufacturing dual interface cards once manufacturing levels reach significant volumes of chips.  At that point, the additional upfront cost of engineering work required in order to successfully integrate the two components – the microprocessor and the antenna interface – into one chip, is offset by the fact that only a single component is required.  This is referred to as a monochip.

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

Microprocessor chip and operating system design know-how

          Through our acquisition of the SoftChip Group, we have employed personnel skilled in the design of microprocessors and development of operating systems for smart cards.  SoftChip acquired its know-how through its involvement in the design of microprocessors for smart cards on behalf of leading microprocessor manufacturers.

Products

The OTI Platform

          Substantially all of our products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform combines our patented technologies and consists of:

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

          The OTI Platform supports several types of payment methods including debit and credit applications, loyalty points and an electronic cash substitute that increases or reduces the balance on the user’s card.  We refer to these as e-purse applications.

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

Our Products

Our products consist of:

Micropayments Solutions.

          We typically design our micropayments solutions while teaming up with financial institutions and back office providers.  These solutions offer a cashless system and loyalty program for small purchases, such as fast food, gasoline and movie tickets.  Our micropayments solutions include the following:

•

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

•

Mass transit.  We have designed a product that enables efficient fare collection from a large volume of passengers in various types of mass transportation systems, such as buses and trains.  The smart card serves as the passenger’s ticket.  The chip in the smart card stores the passenger’s fare balance and is debited with the fare when the passenger boards or disembarks.  The balance on the smart card can be increased repeatedly.  e-Smart received the first commercial order for this product for installation in a mass transit system in China.  Installation of the system commenced in the first quarter of 2001.  In 2001, 2002 and 2003, 9%, less than 2% and less than 1%, respectively, of our revenues were derived from this system.

•

PayPass™.  An OTI micropayments solution is supplying key components of the technology behind MasterCard International’s PayPass™, a new contactless card payment program that can be utilized at any of MasterCard’s more than 29 million acceptance locations around the world.  We commenced sales of micropayments solutions in 1998.  Sales of micropayments accounted for $2.0 million (or 10%) of our revenues in 2003 and $2.3 million (or 13%) of our revenues in 2002.

•

E-purse (Stored Value Cards).  We have developed a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

As of the date of this annual report, we have not derived revenues from sales of our E-purse product.

Petroleum Systems.

          Our petroleum systems include our gasoline management system, or GMS, and EasyFuel.  Sales of our petroleum systems accounted for $4.6 million (or 23%) of our revenues in 2003, $2.5 million (or 14%) of our revenues in 2002, $1.2 million (or 6%) of our revenues in 2001 and $1.6 million (or 12%) of our revenues in 2000.

•

GMS.  GMS records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance.  By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, simplify payment processes, track the use of each vehicle and reduce the risk of theft or fraud.  GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The information is communicated via an antenna in the vehicle’s gas tank to an antenna mounted on the fuel nozzle when the fuel nozzle is inserted into the vehicle’s gas tank, and is then transferred to the gas station computer. Disengaging the nozzle from the gas tank will immediately turn off the pump.

The following diagram illustrates a typical GMS system:

We commenced sales of GMS in 1995.  GMS is being used by a number of petroleum companies, such as BP South Africa in Africa, Turcas in Turkey and Mobil in Ecuador.  As of December 31, 2003, a total of approximately 850 gas stations have been equipped with GMS, including in South Africa, Turkey and Ecuador, and we have delivered GMS equipment for approximately 85,000 vehicles.

•

EasyFuel.  Our wireless petroleum solutions are named EasyFuel.  Similar to GMS, EasyFuel incorporates options for retail and private fleets as well as a pay-at-the-pump solution.  The system monitors and expedites the fueling and payment process through a completely wireless detection and authorization system.  This system is also ideally positioned for the retail petroleum market by enabling drivers to pay for gasoline at the pump, pay for other services and products at the gas station and earn loyalty points for these purchases.

Smart ID Solutions.

          Our smart identification products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information.  Our smart identification products include the following:

•

National documentation.  We have developed a product that supports advanced authentication methods developed by other companies.  Authentication methods are required by governments for identification documentation.  Biometric identification involves inputting data regarding the physical characteristics of the smart card holder, such as his fingerprints or facial impression, into the smart card.  This data is stored in the smart card and compared with the actual characteristics of the smart card holder when the card is presented for identity validation.  This enables governments to transition from paper-based national documentation systems to a more cost-effective paperless identification system, encompassing multiple forms of government identification such as passports, national identification cards, driver’s licenses and national health cards.  In addition, we have incorporated our antenna module into a sticker.  The sticker can be attached to existing paper documentation, thus converting it into a contactless smart card.

The Israeli government selected our technology and products for use in a system controlling passage between Israel and areas governed by the Palestinian Authority which will be supplied by Electronic Data Systems.

Sales of our national documentation product commenced in 2003, and accounted for 1% of our revenues in 2003.

•

MediSmart.  We currently are testing a product that is designed to secure, process and manage medical information.  The product will provide doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history.  This information could be automatically updated after each treatment.  Treatment information could be automatically transferred to the insurance provider’s computer system.  This product would reduce costs to medical providers, provide increased security for a patient’s medical history and improve the quality and speed of service to patients.  We began field tests of the product in South Africa in 2003.

Campus Systems.

          Our campus systems provide applications such as access control, pre-paid value cards for small purchases, cafeteria access and copy machine payments on a single card.  Our campus systems include the following:

•

OTI campus system.  We designed our OTI campus system for use in self-contained or campus environments, including closed communities, senior citizen homes, universities, schools and corporate facilities.  Each campus user is provided with a contactless smart card that provides secured access to different areas of the campus, and can include various types of e-purse applications, monitoring of time and attendance at work, vending machine functions, gasoline management and cafeteria operations.

Our OTI campus system has been in full commercial operation in over 40 kibbutzim in Israel since 1993, more than 20 residential complexes in Hong Kong since 1997, two senior citizen homes in Israel since 1998 and a country club in Israel since 2000.  We also have installed a campus system operation at a university in Germany.  In January, 2001, we established a relationship with Xerox to market our campus system in the United States.  Sales of our campus system accounted for $6.4 million (or 33%) of our revenues in 2003 and $6.8 million (or 38%) of our revenues in 2002.

•

InterCard campus system.  Our wholly-owned German subsidiary, InterCard GmbH Kartensysteme, or InterCard, currently sells and manages campus systems that are operated by cards based on a wide array of technologies, including magnetic strips, ASICbased systems and contact microprocessor-based systems, provided by a number of companies, such as GemPlus and Cards & More GmbH.  InterCard’s campus system is used in over 80 universities in Germany under the name UniCard.  The primary difference between the OTI campus system and InterCard’s campus system is that InterCard’s campus system includes management and clearing software for closed campus environments and is based solely on contact cards.  Within the next 12 months we intend to offer campus systems integrating our contactless smart card technology with InterCard’s management and clearing software.  Additionally, we intend to offer InterCard’s customers the option to gradually replace or upgrade their readers and cards to our contactless microprocessor-based systems.

OEM Products.

          We sell components including smart cards, antenna modules and smart card readers or reader boards, with development tools for integration into other products, to smart card manufacturers, terminal manufacturers and system integrators.  For example, our wholly-owned German subsidiary InterCard GmbH Systemelectronic, manufactures and sells electronic devices for InterCard and for non-smart card applications in the transportation industry.  We have a variety of development kits with product samples and software programs available to enable customers to integrate our components with their product offerings.

Technology licensing

          In December 2003, we entered into an agreement with Atmel Corporation for the purpose of collaborating on the development of Mastercard’s PayPass™ contactless payment program.  Atmel was selected by Mastercard to supply the secure contactless microcontroller.  Under the agreement, Atmel has partnered with us to provide contactless solution expertise for PayPass™, including the operating system, application support and inlay technology.  The agreement may be terminated by either party in the event of a breach of the agreement by, or the commencement of a bankruptcy, receivership or liquidation proceeding involving the other party.

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

Customer service and technical support

          We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of 12 employees consisting of three employees located in our corporate headquarters in Rosh Pina, Israel, two in the United States, three in Africa and four in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries.  The subsidiaries, in turn, provide 24-hour customer support to our customers, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.  During each of the five years in the period ended December 31, 2003, revenues derived from customer service and technical support constituted up to 6% of our total revenue.

Customers

          We sell our products to systems integrators and service providers.  Our customers can be divided into the following groups:

•

Systems integrators.  Systems integrators incorporate our products into their systems, which they then sell to service providers and install for use in a specific project.  Some of these systems integrators also market and distribute our products.  We derived $3.6 million (or 82%) of our revenues in 1999, $6.0 million (or 46%) of our revenues in 2000, $3.6 million (or 18%) of our revenues in 2001, $3.9 million (or 22%) of our revenues in 2002 and $5.5 million (or 28%) of our revenues in 2003 from sales to systems integrators.

•

Service providers.  Service providers include companies and government agencies that offer smart card services to end-users who are their customers.  We derived $833,000 (or 19%) of our revenues in 1999, $7.1 million (or 54%) of our revenues in 2000, $16.3 million (or 82%) of our revenues in 2001, $14.1 million (or 78%) of our revenues in 2002 and $14.1 million (or 72%) of our revenues in 2003 from sales to service providers.

Sales and marketing

          We have built a global network of subsidiaries through which we sell and market our products.  As of December 31, 2003, we had a total sales and marketing staff of 25 employees in four locations.  We market our products in the Americas through OTI America, which employs 1 person in sales and marketing.  In Africa we sell and market through OTI Africa, which employs 8 people in sales and marketing.  In Europe, we sell and market through the InterCard group and our Frankfurt office, which together employ 10 people in sales and marketing.  In Israel, we sell and market through our headquarters in Rosh Pina, which employs 6 people in sales and marketing.  Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition.  Our current marketing efforts include participation in trade shows and conferences, press releases, updating our web site, conducting speaking engagements and advertising in industry publications.  We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

          Some of the independent systems integrators to which, for their own use, we sell our products also act as distributors for our products.  We have granted some of our systems integrators exclusive distribution rights within a particular country or region.  We generally guarantee exclusivity only if certain sales targets are met.  In addition, we have appointed our joint venture, e-Smart, as exclusive distributor of our products in Greater China, not subject to any minimum sales targets.  e-Smart will remain our exclusive distributor in the Greater China for so long as we and our joint venture partner, Cheung Kong Infrastructure Holdings, hold any shares of e-Smart, unless we and Cheung Kong Infrastructure Holdings agree to terminate the appointment.  We have also undertaken not to compete with the activities of e-Smart in Greater China for so long as we are a shareholder of e-Smart and for a period of one year after the termination of our distribution agreement if the termination occurs due to our default.  e-Smart has undertaken not to compete with our activities in Greater China for one year following the termination of our distribution agreement for any reason.

          Cheung Kong Infrastructure Holdings has agreed to use reasonable efforts to cause its affiliated companies not to compete with e-Smart.

Seasonality

          Our revenues are subject to seasonal fluctuations related to the slowdown in spending activities and the increased activity related to the year-end purchasing cycles of many end-users of our products.  Hence, our sales and profits in the fourth quarter of every year tend to be higher than in other quarters, particularly the first and second quarters of each year.  We anticipate that we will continue to experience quarter-to-quarter seasonal fluctuations.

Manufacturing

          External manufacturers and suppliers

          We currently purchase substantially all of the hardware and software components of our products from third-party suppliers and outsource substantially all of the manufacturing and assembling of our products to manufacturing subcontractors.  This allows us to focus our resources on the design, development and marketing of our products.  We have not entered into long-term supply contracts.  Instead, we purchase components on a purchase order basis.  Our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit over-dependence on any one supplier or manufacturer.

          Smart cards.

•

Microprocessors.  The current suppliers of microprocessors for our smart cards are STM, Atmel, and Samsung.  In addition, we have jointly developed with Samsung a “monochip” that integrates our antenna interface with Samsung’s microprocessor.  Samsung has begun production of the monochip.  In addition, through SoftChip, we are currently developing a microprocessor design for smart cards.

•

Modules.  A module is a silicon plate into which the components of a microprocessor are embedded.  The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and South East Asia.

•

Packaging.  We package the components for our smart cards in a variety of forms, including key chains, tags, stickers and cards.  The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe.  Our credit card-sized smart cards are manufactured in Korea, China, Thailand and the United States.

•

Readers.  We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor.  The readers are assembled for us in Israel, mainly by USR Electronics Ltd.

          Operating systems.

          We currently use the PC3 smart card operating system in our OTI Platform.  Since July 1995, we have licensed the PC3 smart card operating system from Personal Cipher Card Corporation under a royalty-bearing non-exclusive license which terminates in July 2005.  Sales of products containing the PC3 smart card operating system accounted for 73% of our revenues from smart cards in 1999, substantially all of our revenues from smart cards in 2000, 53% of our revenues from smart cards in 2001, 46% of our revenues from smart cards in 2002 and 17% of our revenues from smart cards in 2003.

          In addition, we have developed DVK, a smart card operating system for contact-based microprocessors, that we intend to upgrade to contactless operation and incorporate into some of our products over the next 12 months.

          Quality control

          We maintain strict internal and external quality control processes.  We require that the facilities of our suppliers and manufacturing subcontractors are ISO 9002 certified.  ISO 9002 refers to a quality assurance model established by ISO for companies that design, produce, install, inspect and test products.

          Internal manufacturing capabilities

          We currently package, test and encode our readers at our production facility in Rosh Pina, Israel.  Our packaging and testing facilities are ISO 9002 certified.  In Rosh Pina, we also incorporate modules into credit card-sized contactless smart cards.

          InterCard Systemelectronic, our subsidiary, owns a manufacturing facility in Germany for electronic devices primarily for the transportation industry and card terminals for the systems provided by InterCard GmbH Kartensysteme, its sister company.  We also manufacture card readers at the facilities of InterCard Systemelectronic.

          We have granted our joint venture, e-Smart, an option to manufacture smart cards using our technology for sale in Greater China. We will retain exclusive rights to our technology and any smart cards manufactured by e-Smart will be required to contain modules manufactured by us.  We are entitled to receive royalties at rates to be agreed upon for smart cards manufactured by e-Smart.

Government regulation

          Some of our products are subject to government regulation in the countries in which they are used.  For example, card readers that are used in the United States require certification of compliance with regulations of the Federal Communications Commission and those used in Europe require certification of compliance with regulations of the European Telecommunications Standards Institute regarding emission limits of radio frequency devices.  In the United States, our GMS and retail petroleum products are subject to compliance with regulations of Underwriters Laboratories Inc., a public safety and testing certification organization, and in Europe to regulations of the European Union.  Our products are currently compliant with these regulations.

Research and development

          We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies.  Accordingly, we intend to continue devoting substantial resources to research and development.  We are paying royalties to the Government of Israel at a rate of 3%-5% of sales of the products in which the Government of Israel has participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval.  The following table describes our research and development activities during each of the past five years (US$ in millions):

	1999	2000	2001	2002	2003

	(Dollars in millions)
Our expenditures net of grants from the OCS	$1.5	$3.9	$6.2	$3.4	$2.3
Our net expenditures of annual revenues	33%	30%	31%	19%	12%
OCS grants	$.645	$1.0	$.599	$1.1	$.853

          Our research and development activities focus on three areas:

•	implementing our core technologies in microprocessors and readers;

•	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

•	developing new innovative technologies related to the operation of contactless microprocessor based smart cards.

          At December 31, 2003, we employed 49 persons in our research and development department.  Our research and development facilities are located at our headquarters in Rosh Pina, Israel.  We believe that our success is based on our experienced team of senior engineers and technicians who have on average 12 years of experience in their respective fields.  Our research and development facilities are ISO 9001 certified.  ISO 9001 refers to a quality assurance model established by ISO for research and development facilities.

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

Patent granted in the United States, Israel and Australia.  These patents expire in 2017.  European, Canadian and Hong Kong patent applications pending.  Patent Cooperation Treaty (“PCT”) application in the national phase for Germany, France, Italy, Spain, United Kingdom and The Netherlands.

System that uses contactless smart card for parking systems.	Patents granted to Easy Park in Israel, the United States, Europe, Hong Kong and South Africa. These patents expire in 2012.

Dual interface technology for contact/ contactless operating in a single card conforming to ISO 14443 Type A and B standards.

Patent granted in the United States, Europe and Hong Kong.  PCT application in the national phase for Germany, Belgium, France, Ireland, Italy, United Kingdom and The Netherlands.  Application pending in Israel, Canada and Australia.

Technology	Status

Long range transmission of data.

Patent granted in the United States, Europe, Hong Kong and in Israel.  PCT application in the national phase for Germany, France, Italy, Spain and the United Kingdom.  Applications pending in Canada and Australia.

Vehicle tag incorporated into a capless fuel inlet cap.

Patent granted in the United States, Europe and in Australia. Accepted in Israel and Hong Kong.  Application pending in Canada.  PCT application in the national phase for Germany, France, Italy, Spain and the United Kingdom.

          We cannot be certain that patents will be issued with respect to any of our pending or future patent applications.  In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged.  We are currently appealing the decision of the European Patent Office revoking our patent relating to contactless transmission of power and data.  Our reader products, but not those of the InterCard group, are based on the technology covered by this patent.  We cannot assure you that this proceeding will be successful.  If our appeal is not successful, we could lose the right to prevent others in Europe from using the technology covered by the patent.  Our right to manufacture and sell our products in Europe is not dependent on the outcome of this opposition proceeding.  This proceeding does not have a direct effect on our patents granted in the United States and elsewhere, although a successful opposition to this patent could provide a basis for our competitors to claim that our patents covering this technology in other jurisdictions are invalid.

          We have registered trademarks in the United States, the European Community and Israel for OTI and OTI INSIGHT.  EYECON is a registered European Community Trade Mark and is also registered in Israel.  As the result of an opposition action by Eicon Networks Corporation, we reached an agreement with Eicon on January 2, 2002 regarding the future use of the EYECON trademark described in our US Trademark Application Serial No. 75/313,746 and Israeli Trademark Application No. 110844.  According to the agreement, we: (i) withdrew our US trademark application and all other applications associated with the EYECON trademark worldwide and notify all trademark offices of our intention to withdraw such applications within 30 days of the effective date of the agreement; (ii) cancelled and will cancel existing registrations of the EYECON trademark by providing notice of such cancellation to the relevant trademark offices in the US and Canada and by no later than December 18, 2004 in all other countries worldwide, except several countries including Israel, where the applicable date will be December 18, 2005; and (iii) have begun phasing out our use of the EYECON trademark worldwide.  SCIENCE-NON FICTION is a registered European Community Trade Mark and registered in Israel and is a pending trademark application in the United States.  EASY PARK is a registered trademark in the United States, Canada, Singapore and Israel.  We are also using other less important registered trademarks and unregistered trademarks and trade names.

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

C.      ORGANIZATIONAL STRUCTURE

          The chart below describes the corporate structure of our principal subsidiaries and major affiliates.

(1)	The remaining shares of Easy Park are held by two investors.
(2)	We hold the remaining 10% of the shares of Easy Park Israel Ltd. directly.
(3)	We acquired a 51% interest in InterCard GmbH Systemelectronic and InterCard GmbH Kartensysteme, or the InterCard group in June 2000. We acquired the remaining 49% in January 2001.
(4)	Cheung Kong Infrastructure holds its interest in e-Smart System Inc. through its subsidiary Ocean Wonder Ltd.

Easy Park Ltd.

          Easy Park Ltd. developed our EasyPark system.  Easy Park is incorporated under the laws of the State of Israel, uses office space in our headquarters in Rosh Pina, Israel and rents additional office space in Tel Aviv.  Each holder or holders, individually or in the aggregate, of 10.5% of Easy Park’s issued share capital may appoint one member to Easy Park’s board of directors.  By reason of our ownership of 91.8% of Easy Park’s outstanding shares, we currently we have the right to appoint all of the members of its board of directors.

          Our Easy Park system was selected for a national parking system for Israel.

The SoftChip Group

          On January 28, 2000, we acquired from Michael and Yael Cohen all of the shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., which we refer to collectively as the SoftChip group, in exchange for 12,119 of our ordinary shares.  The closing price of our ordinary shares on this date was EUR103.30 per share (equivalent to $100.90 per share).  It was agreed that Michael Cohen would continue as chief executive officer of SoftChip Technologies (3000) Ltd. pursuant to an employment agreement with a six year term.  Michael Cohen’s employment agreement was terminated on March 31, 2003 and instead we have hired Michael Cohen to provide services as a consultant.  We also granted Michael Cohen options to purchase 10,000 of our ordinary shares at an exercise price of $30.00 per share.  These options vest in five equal installments commencing on February 1, 2001.

          The SoftChip group designs microprocessors and operating systems for smart cards.  Under the share purchase agreement, Michael and Yael Cohen agreed not to develop, promote or sell competing or similar products to our products or the SoftChip group’s products for a period of two years after the termination of his employment with Softchip, without our or the SoftChip companies’ prior approval.

OTI America, Inc.

          OTI America, Inc. is headquartered in Cupertino and incorporated in California, US and provides marketing and customer support services for our products in North and South America.  In addition, our global marketing and strategy development is headed from OTI America.

OTI Africa Ltd.

          OTI Africa Ltd. is headquartered and incorporated in South Africa and provides marketing, distribution and customer support services for our products in Africa.

The InterCard group

          On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, one of which InterCard GmbH Kartensysteme, is a systems integrator for smart card systems and the other of which, InterCard GmbH Systemelectronic, is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million.  We refer to the two companies collectively as the InterCard group.  As of the date of this annual report, we have completed all our obligations to the sellers.

          InterCard GmbH Kartensysteme primarily supplies smart card systems for over 80 university campuses in Germany.  InterCard GmbH Kartensysteme also sells copy machine payment systems to universities, libraries and corporations.  We plan to offer to the InterCard group’s customers the option to upgrade their existing payment systems to contactless smart card systems using our technologies.  In addition, we intend to market, distribute and support our products through the InterCard group’s marketing, distribution and support network in Europe to their existing customer base in order to accelerate our penetration into the European market.

          InterCard GmbH Systemelectronic has a manufacturing facility which currently manufactures electronic devices for InterCard GmbH Kartensysteme and the transportation industry.  We manufactured some of the readers that we have historically offered in this facility commencing in 2001, and we expect to continue manufacturing products for the transportation industry.

e-Smart System Inc.

          On February 2, 2000, we entered into a shareholders agreement to establish e-Smart System Inc., a joint venture in Hong Kong owned 50% by us and 50% by Ocean Wonder Limited, an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Ltd., or CKI, a Hong Kong-based infrastructure company, which in turn is a subsidiary of Cheung Kong (Holdings) Ltd.  Cheung Kong (Holdings) has significant stakes in Hutchison Wampoa, a Hong Kong based telecommunications company, and Hong Kong Electric.  As part of the joint venture, we appointed e-Smart as exclusive distributor for our products in Greater China (the People’s Republic of China, Taiwan, Hong Kong and Macau).  The joint venture is using the established distribution network of Cheung Kong (Holdings) and will also undertake marketing activities in Greater China.  The venture is building a research and development center in Hong Kong that will conduct ongoing product and technological research to customize our products to different local needs within Greater China.

          In exchange for its interest in the venture, CKI contributed $3.6 million in cash.  We contributed $3.1 million in cash and undertook to contribute an additional $500,000 on February 2, 2001.  In January 2001, e-Smart exercised an option that we had granted to it to acquire the assets of our subsidiary, City Smart Ltd., a Hong Kong based systems integrator, in lieu of the additional $500,000 we had undertaken to contribute to e-Smart.  City Smart supplied smart card systems to residential housing complexes in Hong Kong using identification cards for security.  City Smart ceased all operations following the acquisition of its assets by e-Smart.  We have agreed to indemnify e-Smart and CKI against any losses they incur in connection with City Smart as a result of any event occurring prior to February 2, 2000 or arising out of any City Smart customer contract entered into prior to the exercise of the option, provided we are notified of the claim prior to February 2, 2002.  We have received no notice of any claim under the indemnification.

          Under the shareholders agreement, the board of directors of e-Smart has six members, three of whom are appointed by us and three by CKI.  Each party will appoint one less director for each 20% of e-Smart’s share capital that it transfers to an unaffiliated third party.  The chairman of the board of directors is nominated by CKI and the deputy chairman by us.

•

For so long as CKI retains at least a 50% interest in e-Smart, the chairman of  the board has a tie-breaking vote with respect to approval or alteration of the annual business plan, any borrowings, giving of guarantees or indemnities or  creation of encumbrances over e-Smart assets or property, and taking any actions that deviate from the annual business plan or that is or may be  detrimental to the interests of CKI.

•

For so long as we retain at least a 50% interest in e-Smart, the deputy chairman has a right of veto with respect to use by e-Smart of any smart card  technology other than our technology or technology similar to ours, provided that we can timely (1) provide such other smart card technology to e-Smart, or (2) obtain such other smart card technology for e-Smart at direct cost price plus a mark-up of between 7.5% plus a $0.10 per product handling cost, and 9.5%.

          Subject to e-Smart’s cash flow or unless otherwise decided by its board of directors, a minimum of 50% of e-Smart’s net profits after taxes are to be distributed to its shareholders each year.  The following payments are to be paid prior to any distribution of profits:

•

In the event that e-Smart’s annual gross profits exceed $750,000, CKI is  entitled to receive a yearly management fee equal to 20% of e-Smart’s gross  annual profit until it has received an aggregate amount equal to $5,050,000.

•

In consideration for granting distribution and other rights with respect to our  products, we received $1,550,000 at the end of the first and second quarters of  2000 and received $170,000 at the end of 2001 and 2002 and $160,000 at the end of 2003.

          In order to fund the operations of e-Smart, CKI has undertaken to provide, or procure from a third party, a $4.0 million line of credit.  We have agreed to guarantee up to $2.0 million of any borrowings under this line of credit if requested to do so.

          Effective June 22, 2002, the shareholders agreement between the shareholders of e-Smart was amended, to give effect, among other things, to the following provisions:

•

Transfer by e-Smart of all contacts and business contacts outside the territories of China, Hong Kong, Macau and Taiwan (“Greater China”); to OTI, so that the territory in which e-Smart will act as OTI’s exclusive agent will be restricted to Greater China; and

•	Restricting e-Smart for a period of 12 months from engaging in any business with these terminated or transferred contracts.

In addition, the parties agreed that as of the date of the amendment, the president and the CEO of e-Smart will be appointed by Ocean Wonder Limited and that e-Smart shall pay to OTI, within 7 days from the date of the amendment the amount of $165,000 for settling e-Smart’s payments to OTI in connection with the distribution rights granted to e-Smart under the shareholders agreement.

D.      PROPERTY, PLANT AND EQUIPMENT

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

          Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim.  Our majority owned subsidiary, Easy Park Ltd., leases office space in this complex from us.  Easy Park also leases an aggregate of 90 square meters in Tel Aviv pursuant to a lease that expires on December 31, 2004.

          OTI America, Inc. leases an aggregate of 1,964 square feet of office space in Cupertino, California pursuant to a lease that expires on January 31, 2005.  e-Smart leases an aggregate of  300 square meters of office space in Hong Kong pursuant to a lease that expires on July 15, 2005.  e-Smart leases leases an aggregate of 2,600 square feet of office space pursuant to a lease that expires on June 15, 2005.  OTI Africa Ltd. leases an aggregate of 2,500 square meters of office space in Cape Town, South Africa, pursuant to a lease that expires on December 31, 2004, with an option to extend the lease for an additional three years.

          InterCard GmbH Kartensysteme owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany.  Of this land 3,000 square meters can be used commercially and the remainder is currently designated as farmland.  The commercially usable land is leased by InterCard GmbH Kartensysteme to InterCard GmbH Systemelectronic.  This land is used by InterCard GmbH Systemelectronic for its manufacturing facility.  InterCard GmbH Kartensysteme leases an additional 1,626 square meters of space which is used for administration, storage and development purposes.  The lease agreement was automatically extended until December 31, 2004.

ITEM 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.      OPERATING RESULTS

          The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, contained in “Item 18.  Financial Statements.”

Overview

          We design, develop and sell contactless microprocessor-based smart card products.  Our headquarters and research and development activities are in Israel; our sales and marketing efforts are directed from Cupertino, California, with additional sales and support offices in Europe, South Africa and Asia; and our packaging, assembly and manufacturing facilities are in Israel and Germany.

          Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products.  We currently offer four lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our four complete system product lines include:

•	Micropayments Solutions, including our EasyPark system, our mass transit payment system and the PayPass system that we are installing for MasterCard;

•	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems;

•	Smart ID Solutions, for both personal identification and credentialing purposes; and

•	Campus Systems.

          We began selling campus systems, our first product line, in 1993.  Over time, our customer base for campus systems increased and, in 1995, we began selling our second product line, GMS.  In 2003, we introduced and began to realize revenues from EasyFuel, our contactless petroleum system, which we expect to account for an increasing proportion of our petroleum system sales.  In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark.  We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001.  We deployed our first mass transit micropayments system in China during 2000 and in the United States in 2003.  In 2002, we began to realize nonrecurring engineering revenues from the PayPass™ micropayments system that we are installing for MasterCard International and we are hopeful that we may begin to recognize product sale revenues from that system in the future.

          We began to market components for incorporation into the products of OEMs with our acquisition of InterCard GmbH Systemelectronic in June 2000.  During 2002 and 2003, product sales to OEMs accounted for $6.1 million (34%) and $6.3 million (32%), respectively, of our total revenues.

          We have reported net losses for each year that we have been in business.  For the fourth quarter of 2003 we reported quarterly unaudited net profits for the first time ever.  Our unaudited fourth quarter profits totaled $102,000.  For the third quarter of 2003 and the fourth quarter of 2002, we had reported net losses of $1.8 million and $2.0 million, respectively.  Because our business tends to be seasonal, with greater sales in the third, and particularly the fourth, quarter of every year, we do not anticipate net earnings for either of the first two quarters of 2004 and we have no assurance as to whether or not we will be profitable in either of the last two quarters.  Furthermore, we expect to incur losses, on an annual basis, at least through 2005.

Sources of Revenue

          We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components.  Asubstantial majority of our product revenues has been, and is likely to continue to be, from the sale of complete systems.  We anticipate that revenues from product sales will continue to represent the substantial majority of our revenues in the future.  We also generate revenues from nonrecurring engineering, customer services and technical support, and licensing and transaction fees.

          During the past three years, the revenues that we have derived from product sales, customer services and technical support, and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2001		2002		2003

Product Sales	$18,217	92%	$15,492	86%	$17,245	89%
Non-recurring
Engineering	500	3%	952	5%	284	1%
Services and Support	676	3%	868	5%	1,258	6%
Licensing and
Transaction Fees	495	2%	651	4%	808	4%

	$19,888	100%	$17,963	100%	$19,595	100%

          Product sales declined in 2002 primarily because of our strategic decision to cease marketing certain low-margin products.  Our product sales increased in 2003, both because of a $1.8 million increase in sales of products that we had begun to market in prior years and our initial sales, of products that we began to market in 2003.  We expect that, over time, our newer products will make a proportionately greater contribution to our total sales than our older products.

          Non-recurring engineering revenues consist of payments for the adaptation of our products to the requirements of a specific customer.  We receive payments for non-recurring engineering regardless of whether our customers ultimately purchase the customized product.  Revenues from non-recurring engineering vary widely from period to period because not all projects that we undertake require customization of our products and those that do require varying degrees of customization.

          Customer services and technical support consist of fees paid by purchasers of our products for ongoing customer services and technical support.  These fees tend to vary widely from period to period, as customers’ requirements tend to be ad hoc, rather than subject to any fixed schedule.

          Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products.  Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products.  We expect to generate additional revenues from transaction fees in the future as the installation and usage of systems that contain our products become more widespread.

          Our business plan anticipates that revenues from customer services and technical support, and from licensing and transaction fees will account for a growing portion of our overall revenues in future periods.  However, our product sales may be adversely affected in the near term by our offering customers a reduction in up-front product and system prices as an inducement to accept transaction fee-based pricing.

          Although we sell our products primarily in Europe, we have derived revenues from different geographical areas.  The following table sets forth our sales, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2001	$1,171	6%	$14,284	72%	$1,923	10%
2002	$2,363	13%	$12,097	67%	$492	3%
2003	$2,978	15%	$13,025	66%	$132	1%

	North America		South America		Israel

2001	$1,704	9%	$87	*	$719	3%
2002	$1,960	11%	$155	1%	$896	5%
2003	$1,901	10%	$59	*	$1,500	8%

* Less than 1%

We anticipate that, over time, the revenues that we derive from North America will grow both in absolute amounts and as a percentage of our total revenues.  Our revenues from Europe, which are primarily received in Euros, will have a varying impact upon our total revenues, as a result of fluctuations in the Euro/dollar exchange rate.  In addition, and regardless of these fluctuations, as the proportionate contribution of North America to our total revenues grows, the proportionate contribution of Europe is likely to decline.

Cost of revenues and gross margin

          Our costs of revenues, by revenue source, and gross profit,  for each of the past three years were as follows (in thousands):

	Year ended December 31

	2001	2002	2003

Cost of revenues*
Products	$10,727	$8,740	$8,678
Non-recurring engineering	20	216	109
Customer service and technical support	491	546	691

Total cost of revenues	$11,238	$9,502	$9,478

Gross profit	$8,650	$8,461	$10,117

* Licensing and transaction fees do not have directly attributable  cost of revenues.  See below.

          Products.  Products cost of revenues consists primarily of materials, as well as the salary, subcontractors and related costs for our technical staff who assemble our products and related overhead expenses.  The year-to-year changes reflected in the table above are primarily the result of the changes in the levels of our revenues from product sales during the years covered by the table.

          Nonrecurring engineering.  Nonrecurring engineering cost of revenues consists of the salary and related costs for our technical staff who customize our products and related overhead expenses.

          Licensing and transaction fees.  Licensing and transaction fees revenues do not have directly attributable  cost of revenues .  The only  costs incurred to initiate the project include selling and marketing and are classified as such in the consolidated statement of operations.

          Customer services and technical support.  Customer services and technical support cost of revenues consist of the salary and related costs for our technical staff that provide those services and support and related overhead expenses.

          For any given period, our total gross margin will depend on, and vary to reflect, the mix of product revenues, non-recurring engineering revenues, licensing and transaction fees and customer and technical support fees in that period.  The gross margin for each of our sources of revenue during the past three years was as follows:

	2001	2002	2003

Product Sales	41%	44%	50%
Nonrecurring Engineering	96%	77%	62%
Services and Support	27%	37%	45%

Total Gross Margin	43%	47%	52%

Operating expenses

          Our operating expenses and operating loss for each of the past three years were as follows (in thousands):

	Year ended December 31

	2001	2002	2003

Operating expenses
Research and development	$6,768	$4,459	$3,159
Less — participation by the Office of the Chief Scientist	599	1,103	853

Research and development, net	6,169	3,356	2,306
Selling and marketing	6,585	3,869	4,092
General and administrative	4,668	5,183	5,853
Amortization of goodwill and intangible assets	1,124	161	188
Other expenses	340	—	—

Total operating expenses	18,886	12,569	12,439

Operating loss	$(10,236)	$(4,108)	$(2,322)

          Research and development.  Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses.  All research and development costs are expensed as incurred.  Our research and development expenses decreased in 2002 and 2003 due to cost -cutting measures that we undertook and our trend to developing solutions for our customers’ specific order requirements.  However, we expect that our research and development expenses will increase in the future as we continue to develop new products and new applications for our existing products and as a result of designing our own microprocessors and smart card operating system.

          Selling and marketing.  Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows.  The decline, from 2001 to 2002, in our selling and marketing expenses was the result of our cost-saving measures in salaries, advertising, exhibitions and traveling expenses.  The increase in 2003 was the result of both increased sales and an increase in our European selling and marketing costs, as reported in dollars, by reason of the appreciation of the value of the Euro against the dollar.  We expect that our selling and marketing expenses will increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and hire additional personnel.

          General and administrative.  Our general and administrative expenses consist primarily of salaries and related expenses of our executive, financial and administrative staff.  These expenses also include costs of our professional advisors such as legal and accounting experts, expenses related to office expenses, insurance and vehicle expenses and have grown together with the scope, magnitude and complexity of our business.  We expect that general corporate and administrative expenses will increase for the future as we continue to expand our operations.

Financial income (expenses), net

          Financial income consists primarily of interest earned on our cash equivalents balances and other financial investments and foreign exchange gains. Financial expenses consist primarily of interest payable on bank loans and foreign exchange losses.

          Our financial income (expenses), net for each of the past three years, has been as follows (in thousands):

	Year ended December 31

	2001	2002	2003

Financial income	$520	$990	$446
Financial expenses	449	949	1,343

Financial income (expense), net	$71	$41	$(897)

Critical Accounting Policies and Estimates

          We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S.  In so doing, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations.  To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, and our policy with respect to goodwill and other intangible assets.

          Revenue recognition.  We recognize product revenues upon delivery, provided there is persuasive evidence of an agreement, delivery has occurred the fee is fixed or determinable and collection is probable.  In the case of nonrecurring engineering, delivery is deemed to occur on completion of testing and approval of the customization of the product by the customer and no further obligation exists.

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

          Impairment of Goodwill and Other Intangible Assets.  We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  In 2002, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” became effective, and as a result, commencing on January 1, 2002, goodwill is no longer being amortized.  In lieu of amortization, we have performed an initial impairment review of goodwill as of January 1, 2002 and will perform an annual impairment review thereafter at the level of each reporting unit.  We have estimated the fair value of each reporting unit and compared it to its reported carrying amount.  To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples, taking into consideration factors such as control premiums and synergies.  In certain cases we have obtained an opinion from an independent appraiser.  Based on this comparison for each reporting unit, no goodwill impairment losses were recorded.  As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation.  Net goodwill and other intangible assets amounted to approximately $5.7 million as of December 31, 2003.

          Significant management judgments and estimates must be made when establishing criteria for future cash flows, estimating reporting unit fair value and assessing impairment.  If our judgments and estimates relating to goodwill and other intangible assets prove to be inadequate, an asset may be determined to be impaired and our financial results could be materially adversely impacted.  Likewise, if a future event or circumstance indicates that an impairment assessment is required and, through the performance of that assessment, an asset is determined to be impaired, our financial results could be materially and adversely impacted in future periods.

          Furthermore, in order to implement our strategy of receiving transaction fees from customers each time our systems are utilized, we anticipate reducing customers’ up-front payments for our products in return for receiving ongoing participation in the revenues they generate.  Our current principal source of short-term liquidity is available cash and cash equivalents.  We believe that our cash on hand and decrease in the consumption of cash will sufficiently meet our liquidity requirements for the foreseeable future.  We will also consider private placements of equity or convertible debt from time to time as and when our financial advisers indicate there is investor interest on terms satisfactory to us.  We believe that in the event that we are not able to or elect not to raise additional capital in the near term, the expected sales in our business activities together with the measures we have already taken to reduce our operating costs, and additional measures that we are able to identify in the future to reduce such costs, will enable us to sufficiently meet our liquidity requirements for the foreseeable future.

          Notwithstanding the worldwide economic slowdown, we have continued to reduce operating costs and salary obligations.

B.      LIQUIDITY AND CAPITAL RESOURCES

          Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the OCS and, to a lesser extent, cash from operations.  We had cash and cash equivalents of $9.7 million as of December 31, 2003 and $2.1 million as of December 31, 2002.  In addition, we had short-term investments of $1.0 million as of December 31, 2003 and $1.7 million as of December 31, 2002.  We believe that our working capital is sufficient to meet our present requirements.

          Operating activities. For the year ended December 31, 2003, our operating activities generated $267,000 of cash despite our net loss of $3.6 million, primarily due to a $1.1 million increase in trade receivables resulting from the increase in sales and a $716,000 decrease in long-term deferred revenues. The principal non-expense items that resulted in our operations being “cash positive” were our $1.9 million amortization of deferred stock compensation, a $1.5 million charge for depreciation of our property and equipment and a $674,000 charge for stock options granted to consultants. For the year ended December 31, 2002 we used $1.1 million of cash in operating activities.

          Investing and financing activities.

          In 2003, net cash used in investing activities was $502,000 as compared to $779,000 in 2002.  Substantially all of our investments in both years were in property, plant and equipment, primarily in a building, computers, software, manufacturing equipment and office equipment.

          For the year ended December 31, 2003, net cash provided by financing activities was $7.8 million due to $8.9 million in proceeds from the issuance of shares, partially offset by a $2.1 million repayment of long term bank loans.  For the same period in 2002, net cash used in financing activities was $2.1 million due to a $1.6 million repayment of long-term loans and from a $1.1 million decrease in short-term bank credit, partially offset by $372,000 long term loans received.

          In connection with our joint venture, e-Smart, we have agreed to guarantee up to $2.0 million of borrowings under a line of credit that Cheung Kong Infrastructure has undertaken to provide, or cause to be provided, to the joint venture.  As of December 31, 2003, this line of credit has not been utilized.

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

          As of December 31, 2003, we held $1.0 million in marketable bonds of the State of Israel, all with high credit quality issuers and with a limited amount of credit exposure to any one issuer.

Interest Rate Risks.

          We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks.  We do not currently use derivative financial instruments to limit exposure to interest rate risk.  As of December 31, 2003, we had fixed interest rate loan obligations of $799,000.  $646,000 were denominated in Euros and $153,000 were denominated in NIS.  These loans will be repaid during the next 3 years.  At the same time, we had variable interest rate loan obligations of $2.4 million in dollars.  These loans will also be repaid during the next 8 years.  We believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and consolidated net assets.

          The carrying value of the loans are equivalent to or approximate their value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations.

          Our functional and reporting currency is the U.S. dollar.  We generate a significant portion of our revenues and we incur some of our expenses in other currencies.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel.  In addition, we are exposed to the risk that the dollar will be devalued against the NIS.  To date, we have not been materially affected by changes in the Israeli rate of inflation or the exchange rates of the Shekel compared to the dollar, but we cannot assure you that we will not be adversely affected in the future.

          The annual rate of inflation in Israel was (1.89)% in 2003, 6.5% in 2002 and 1.4% in 2001.  The NIS increased in value by approximately 7.6% in 2003 and devalued against the dollar by approximately 7.3% in 2002 and 9.4% in 2001.

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

Corporate Tax Rate

          Israeli companies are generally subject to income tax at the corporate tax rate of 36%.  As of December 31, 2003, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $31.0 million.  Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income.  Since we have incurred tax losses through December 31, 2003, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status.  $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959.  All of our operating income and the operating income of EasyPark generated in Israel is derived from “Approved Enterprise” programs.  Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production.  If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest.  As of the date of this annual report,we believe that we are in compliance with these conditions.  The authorization under the Encouragement of Capital Investments Law, 1959 to approve such “Approved Enterprise” programs shall terminate in December 2003 and therefore there is a doubt regarding obtaining new benefits.1  There can be no assurance that such tax benefits will be continued in the future at their current levels or otherwise.

          In July 2002, the Israeli Parliament approved a law enacting extensive changes to Israel’s tax law generally effective January 1, 2003, which did not affect our effective tax rate.

Government of Israel Support Programs

          We participate in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade that support research and development activities.  We received and obtained grants of $599,000 in 2001, $1.1 million in 2002 and $853,000 million in 2003 from the Office of the Chief Scientist with respect to our e-purse application.  Under the terms of these grants, a royalty of 3% to 5% of the sales of this product must be paid to the Office of the Chief Scientist, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid.

          Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits.  As of December 31, 2003, we have received a total of $5.0 million from the Office of the Chief Scientist net of royalties paid to it (or accrued for).  The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the Office of the Chief Scientist has granted special approval.  If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the Office of the Chief Scientist grant, depending on the percentage of foreign manufacture.  These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants.  Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist to the extent of our sales of our products and related services for the foreseeable future.  Separate Office of the Chief Scientist consent is required to transfer to third parties technologies developed through projects in which the government participates.  These restrictions do not apply to exports from Israel of products developed with these technologies.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          Discussed above in “Item 5.  A.  Overview.”

D.      TREND INFORMATION

          Discussed above in “Item 5.  A.  Overview.”

E.      OFF BALANCE SHEET ARRANGEMENTS

          In 1999, the Company entered into an interest rate SWAP (“IRS”) agreement on the amount of Euro 1,000 thousand. Under the terms of the IRS, the Company receives variable interest payments on the Eurobor rate, and makes fixed rate payments at an annual rate of 4.55%. The IRS expired in January 2004. The fair value of the IRS agreement as of December 31, 2003 is a  loss of $14 thousands.

F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          At December 31, 2003, we and our subsidiaries have contractual obligations which are expected to affect our consolidated cash flow in future periods as follows:

	2004	2005	2006	2007	2008 and thereafter	Total

Capital lease obligations	$234	$234	$—	$—	$—	$468
Loans	$564	$1,202	$825	$407	$687	$3,685

Total	$798	$1,436	$825	$407	$687	$4,153

          We shall also pay royalties to the Office of the Chief Scientist as discussed above in “item 5B. Liquidity and Capital Resources.”.

          For an additional information on our contractual obligations as of December 31, 2003, under long-term bank loans and operating leases, see Notes 10 and 13 to our consolidated financial statements.  For a description of liens on our assets see Note 13C to our consolidated financial statements.

ITEM 6.            DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

Management

          The following table sets forth certain information concerning our current directors and executive officers, including officers of certain of our subsidiaries:

Name	Age	Position

Oded Bashan (1)	57	President, Chief Executive Officer, Chairman and Director
Ronnie Gilboa	47	Vice President—Projects and Director
Guy Shafran	31	Chief Financial Officer
Moshe Aduk	47	Vice President—Gasoline Management System
Nehemya Itay	54	Vice President—Hardware Engineering
Ohad Bashan	32	Head of Global Marketing and Strategy Development; President and Chief Executive Officer, OTI America, Inc.
Shulamith Shiffer (1)(2)(3)	58	Director
Felix Goedhart (2)(3)	40	Director
Raanan Ellran (1)(2)(3)	54	Director
Eliezr Manor (2)(3)	56	Director
Liora Katzenstein (2)(3)	48	Director
Eli Akavya (2)(3)	56	Director

(1)	Compensation committee member
(2)	Audit committee member
(3)	External director

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

          Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date serves as our Vice President-Projects. He serves on the board of directors of OTI America, Inc., e-Smart System Inc., OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd. and Softchip Technologies (3000) Ltd. Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990. Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).

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

          Ohad Bashan serves as our Head of Global Marketing and Strategy Development, having served in that position since June 2000 and as President, Chief Executive Officer and a director of OTI America, Inc., since August 1998. From 1996 to August 1998, he was our business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

          Shulamith Shiffer serves as a director, having served in that position since May 2000. Ms. Shiffer is a Judge-Vice President of the disciplinary court of the Israeli Bar Association in the district of Jerusalem and serves as Vice Chairman of the Israeli Bar Association tax committee. Ms. Shiffer has been a practicing lawyer and member of the Israel Bar Association since 1968 and has headed a private law office with offices in Jerusalem, Tel Aviv and Zichron Ya’akov, since that time. From 1970 to 1985, Ms. Shiffer was legal adviser to the district of Jerusalem and the Department of Customs and V.A.T. Ms. Shiffer holds an LL.B. and an LL.M., both from the Hebrew University of Jerusalem.

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

          Raanan Ellran serves as a director, having served in that position since July 1999. He serves as a director and as the Chairman of the Finance Committee of Rafael Ltd., as a director and the Chairman of the Investments Committee of Dikla Mutual Funds Management Company (sister company to the First International Bank), F.I.B.I Holding Company Ltd., and as a director of AAI Ltd., an Israeli internet software designer. From 1993 to 1998, he was a director of First International Bank of Israel, Provident and Pension Funds. He served as the General Manager of Assuta Medical Centers from March 1997 until September 2002. From 1995 to February 1997, he served as the General Manager of Raton Import Ltd. From 1994 to 1995, he was the General Manager of Ace Hardware (Israel) Ltd., Mr. Elran holds a B.A. in economic and business administration and a M.A. in finance from Bar llan University.

          Eliezer Manor serves as a director, having served in that position since July 2003. He serves as a managing partner and co-founder of Global Catalyst Partners (GCP) VC Fund, a managing partner and co-founder of Global Catalyst Partners II VC Fund, as a director of Trans Balkan Fund (a private equity fund active in Romania, Bulgaria and Croatia), a director on several portfolio companies of GCP, a member of the Executive Steering Committee of China VC Research Institute and as a lecturer and consultant in Israel and abroad on Hi-Tech and Venture Capital. Mr. Manor holds a B.Sc. Physics from the Tel Aviv University and a M.Sc. Applied Physics from the Weizmann Institute of Science, Israel.

          Prof. Liora Katzenstein serves as a director, having served in that position since July 2003. Prof. Katzenstein serves as the President of ISEMI – the Institute for the Study of Entrepreneurship Management and Innovation, Managing Director of the Consulta Associates, an international business development consulting firm, a partner and Joint Managing Director of Palafric Investment, a real estate investment company, an owner and President of Forum International, an Israeli business development consulting firm, and a program manager of MIL – Israel Management Center. Prof. Katzenstein serves as a director in Amanet Ltd., Palafric Investment Ltd. and in several companies of the RAD group which are traded on Nasdaq. Prof. Katzenstein holds a License es Sciences Politiques from the Graduate Institute of International Studies, University of Geneva, Switzerland, a MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University, Boston, MA and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, Switzerland.

          Eli Akavia, CPA.serves as a director since December 2003. Mr. Akavia is an independent consultant. Until recently, Mr. Akavia worked for Luoboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently merged with Ernst & Young, Israel) for 30 years, first as an employee and later as a senior partner. Mr. Akavia’s roles at Luboshitz Kasierer included: Head of Audit Department, Head of Hi Tech Division and Partner in charge of the Firm Professional Standards Group. He specialized in hi-tech companies and accumulated invaluable experience in US GAAP and SEC Rules. Mr. Akavia has participated in a large number of companies’ initial public offerings in the United States.

B.      COMPENSATION

Executive Compensation

          The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” in the year ended December 31, 2003 was $804,183.  This amount includes approximately $13,978 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

          Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board.  Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors.  The aggregate amount paid by us and our subsidiaries to our non-executive directors listed above under “Management,” in the year ended December 31, 2003 was $34,000.

          See “Item 6.  E.  Share Ownership” for information on beneficial ownership of our shares by our directors and executive officers.  We have no outstanding loans to any of our directors or executive officers.

Employment Agreements

          We maintain written employment and related agreements with all of our office holders.  These agreements provide for monthly salaries and contributions by us to executive insurance and vocational studies funds.  The employment agreements of certain of our office holders further provide that we may give the employee an annual bonus in accordance with targets to be determined by the compensation committee by December 31 of each calendar year in respect of the following year.  In determining the amount of the bonus, the compensation committee must relate it to our revenues or profits, as applicable to the employee.  We approved bonus plan principles for our senior management on a shareholders’ general meeting held on January 31, 2003.  If justifiable in light of our quarterly financial results, we may make advances on bonus payments pursuant to a resolution of our board of directors.  All of our office holders’ employment and related agreements contain provisions regarding noncompetition, confidentiality of information and assignment of inventions.  The enforceability of covenants not to compete in Israel is unclear.

          Agreement with Oded Bashan.  The employment agreement of Oded Bashan, dated July 1, 1999, provides for a five-year term ending on June 30, 2004.  The agreement was extended at the shareholders’ meeting that took place on November 14, 2003 for an additional five-year period commencing July 1, 2004.  Mr. Bashan may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice.  In the event of termination, Mr. Bashan is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment calculated as of July 1, 1999.  In the event we terminate his employment prior to June 30, 2004, unless the termination occurred as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings, we are required to continue paying Mr. Bashan a monthly salary, including benefits but excluding bonuses, until June 30, 2004, and in any event, for a period that shall not be less than six months following the notice period described above.  In addition to the salary, contributions and bonus described above, Mr. Bashan was entitled under his contract of employment to an additional bonus of $15,000 for every one percent increase in our average share price quoted for the last two months of any year over the average share price quoted for the last two months of the preceding year.  This arrangement was terminated in consideration for a one-time award to Mr. Bashan of an option to purchase 25,000 of our shares at an exercise price of EUR60.00 per share.

          Agreement with Ronnie Gilboa.  The employment agreement of Ronnie Gilboa, dated July 1, 1999, provides for a five-year term ending on June 30, 2004, which is to be extended automatically (without limitation) unless terminated as described below.  Mr. Gilboa may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice.  In the event of termination, Mr. Gilboa is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment calculated as of July 1, 1999.

          Agreement with Guy Shafran.  The employment agreement of Guy Shafran, dated June 4, 2000, provides for a five-year term ending on June 3, 2005, which is to be extended automatically unless terminated.  Mr. Shafran may terminate his employment on three months notice, and we may terminate his employment for reasonable or justifiable cause on three months notice.

          Agreements with Moshe Aduk and Nehemya Itay. The employment agreements of Moshe Aduk and Nehemya Itay, each dated July 1, 1999, provide for a five-year term ending on June 30, 2004, which is to be extended automatically unless terminated as described below.  These individuals may terminate their employment, and we may terminate their employment for reasonable and justifiable cause, in either case on six months’ notice.  In the event of termination, these individuals are entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment calculated as of July 1, 1999.  In the event we terminate the employment of either Mr. Aduk or Mr. Itay, unless the termination occurred as a result of circumstances depriving them of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, we are required to continue paying each of them a monthly salary for three months following the notice period described above.

          Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan with OTI America, Inc., dated August 23, 1998, provides for a two-year term which has been extended until August 22, 2002 and was further extended for three years commencing on August 24, 2002.  On March 1, 2003, we signed a supplemental agreement with Ohad Bashan, which was approved at our General Meeting on January 31, 2003, and amended the August 24, 2002 employment agreement.  Mr. Bashan may terminate his employment on six months notice and we may terminate his employment only for cause.  In the event we terminate his employment, Mr. Bashan shall be entitled to four months adjustment with full terms and benefits.  In the event that we terminate Mr. Bashan’s employment during school year of his children, Mr. Bashan shall be entitled to full compensation until the end of the school year, provided, however, that the school year started on or before the termination date.  In addition to his monthly salary, as long as Mr. Bashan serves in the U.S., he shall be entitled to receive a special annual bonus of 1% of the OTI America Inc. operating profit.  In addition, Mr. Bashan is further entitled to receive for each 12-month period of his employment an option to purchase 20,000 of our ordinary shares, 10,000 of them at an exercise price of $6.5 per share and the remaining 10,000 at an exercise price of NIS 0.1  per share, which will vest at the following dates:  August 31, 2003, August 31, 2004 and August 31, 2005.  In addition, OTI America has the right to assign Mr. Bashan’s employment agreement to us, and require Mr. Bashan to relocate to Israel.

C.      BOARD PRACTICES

Election of Directors; Appointment of Officers

          Our current board of directors consists of eight directors.  Under our articles of association, our board of directors may not consist at any time of more than nine members.  A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees.  Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders.  Each group of shareholders holding in aggregate 20% or more of our outstanding share capital is entitled to submit a written list of candidates for appointment as directors at a general meeting.  Shareholders may only vote for a list in its entirety unless shareholders present at the meeting holding at least 20% of our outstanding share capital require that the vote be for individual directors.

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

          Under the new Israeli Companies Law, which took effect on February 1, 2000 (the “Companies Law”), the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years.  On July 11, 2003, our shareholders authorized our chairman, Oded Bashan, to act as our CEO for an additional three-year period ending May 25, 2006.

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

External Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors.  No person may be appointed as an external director of a company if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had within the two years preceding the person’s appointment as an external director, any affiliation with the company or with any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes control, an employment relationship, a business or professional relationship maintained on a regular basis, or service as an office holder, excluding service as a director for a period of not more than three-months during which the company first offered its shares to the public.  The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.  Each person listed in the table above is an office holder.  The external directors were not office holders until elected.

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

          In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of the Nasdaq Small Cap Market listing requirements.  Our directors, Shulamith Shiffer, Raanan Ellran, Eliezer Manor, Prof. Liora Katenstein and Eli Akavya, CPA., qualify as external directors under the Companies Law and independent directors under the Nasdaq Small Cap Market listing requirements.  Our director, Felix Goedhart, qualifies as an independent director under the Nasdaq Small Cap Market listing requirements.

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

          Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law.  Our office holders are currently covered by a directors and officers’ liability insurance policy with an aggregate claim limit of $5 million.  As of the date of this annual report, no claims for directors and officers’ liability insurance have been filed under this policy.

          Our U.S. subsidiary has also entered into indemnification agreements with certain of its key employees.  These agreements provide, independent of the indemnification these individuals are entitled to by law and under the provisions of the subsidiary’s charter, indemnification for certain acts while employed by the subsidiary.  These indemnification agreements contain exclusions, such as limiting indemnification that would be unlawful or that is covered by other liability insurance.  Moreover, employees are not indemnified against liability to the extent that the employee gained a personal profit to which he or she is not legally entitled, including proceeds obtained from the illegal trading of our equity securities.  The performance of these agreements is guaranteed by us as parent of the U.S. subsidiary, to the extent permitted by Israeli law.

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

          The current members of our compensation committee are Oded Bashan, Shulamith Shiffer, Raanan Ellran and Eli Akavya, CPA.

Audit Committee

          Our board of directors established our audit committee in July 1999.  The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors.  The audit committee’s responsibilities are governed by a written charter.  The responsibilities of the audit committee include identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses.  The audit committee’s responsibilities also include approving related party transactions as required by law.  Neither the chairman of the board of directors, nor any director employed by or otherwise providing services on a regular basis to us, a controlling shareholder, or relative of a controlling shareholder may be a member of the audit committee.  The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted.  In addition, pursuant to the listing requirements of the Nasdaq Small Cap Market, we are required to maintain an audit committee including at least three independent directors.  In accordance with the provisions of the Sarbanes-Oxley Act, our Audit Committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

          The current members of our audit committee are Shulamith Shiffer, Raanan Ellran, Felix Goedhart, Liora Katzenstein  Eliezer Manor and Eli Akavya, all of which are “independent directors.”  Raanan Ellran is the Audit Committee’s “financial expert.”

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

D.      EMPLOYEES

The breakdown of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31

Department	2001	2002	2003

Sales and marketing	20	25	25
Research and development and engineering	68	46	49
Manufacturing and operations	78	62	67
Customer support	14	17	7
Management and administration	46	58	50

Total	226	208	198

          Of these employees, on December 31, 2003, 85 were based in Israel, 7 in the United States, 84 in Europe and 22 in South Africa.

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

E.      SHARE OWNERSHIP

          Except for Messrs. Oded Bashan, Ronnie Gilboa, Nehemya Itay, Moshe Aduk and Ohad Bashan, as of December 31, 2003, none of our directors or executive officers owned more than one percent of the outstanding ordinary shares.  For information as to the share ownership of Messrs. Oded Bashan, Ronnie Gilboa, Nehemya Itay, Moshe Aduk and Ohad Bashan, see “Item 7.  Major Shareholders and Related Party Transactions.”

Share Option Plans

          The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please see Notes 14B and 14C to our consolidated financial statements.  Under Israeli law, except for issuances of options to directors, or their families, share option plans and revisions to these plans are not subject to shareholder approval.

2001 Share Option Plan

          We established our 2001 Share Option Plan in February 2001.  The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates.  Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance.  On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003 and on November 17, 2003, our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 2,675,000 so that the aggregate number of options available under the plan is now 2,750,000, 500,000 options of which are subject to shareholders approval or Nasdaq exemption as set forth below.  The increase of the number of available options under the plan pursuant to the Board of Directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted pursuant to Nasdaq Market Place Rules that such approval is not required.  We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been obtained from Nasdaq due to differences between the Israeli law and Nasdaq rules.  On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from Nasdaq.  We have applied for a Nasdaq exemption on the same grounds as its previous exemption.  Under this plan, as of March 31, 2004 103,404 options had been exercised and 2,100,076 are outstanding (of which 1,567,500 are vested and exercisable).  Of the options that are outstanding, as of March 31, 2004 2,015,350 are held by our directors and officers listed above under “Item 6.  A.  Directors and Senior Management,” and have a weighted average exercise price of $5.13.

          On February 26, 2002, our board of directors resolved to approve a grant by which, inter alia, we may pay, during a 12-month period, the salaries of certain of its employees who agree to participate in the grant, by way of grant of options.  All such options are to be held by a trustee, for the benefit of each such employee.  At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise.  The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee.  We undertook to pay from our own sources any and all differences between the relevant monthly salary and such proceeds.  On March 28, 2003, our board of directors approved the extension of the arrangement for an additional period of six months commencing May 2003 and on October 28, 2003 our board of directors approved the extension of the arrangement for the employees of InterCard group for the period commencing November 2003 and ending July 2004.  The principal purpose of this arrangement is to enable us to use our available cash for other proper corporate purposes, including payment of sales expenses and research and development costs.

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

          In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 2001 Share Option Plan (excluding grantees who previously received options that were incorporated upon the commencement of Amendment No. 132 of the Income Tax ordinance (the “Tax Reform”) that was approved on July 24, 2002 and became effective on January 1, 2003, and those who are not employees or office holders and those who are our controlling shareholders) are afforded certain tax benefits.  We elected the benefits available under the “capital gains” alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options.  Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee.  In the capital gains track a company may not recognize expenses pertaining to the options for tax purposes.  We also granted our employees options pursuant to Section 102(c) of the Ordinance that are not held in trust by a trustee, which while enabling the immediate exercising and selling of options granted under the 2001 Share Option Plan, will be subject to the marginal tax rate up to 50% plus payments to the National Insurance Institute and health tax on the date of the sale of the shares or options.  As of January 1, 2003, Section 3(i) of the Ordinance was partially replaced by Section 102(c) and no longer applies to allocations of options to employees (including directors and office holders).  Section 3(i) still applies and imposes taxes on those who are not employees (such as consultants and service providers) and to employees who are considered “controlling shareholders.”

1995 Share Option Plan

          We established our 1995 Share Option Plan in December 1995.  The plan provides for the grant of options to our employees.  Our 1995 Share Option Plan has been superseded by our 2001 Share Option Plan and we have ceased to grant options under our 1995 Share Option Plan.  On July 12, 2002 our board of directors adopted certain resolutions with regard to the 1995 Share Option Plan that increased the number of available options under the plan by 30,300 so that the aggregate number of options available under this plan is 130,300.  Under this plan, as of March 31, 2004, no options to purchase] shares had been exercised and 300,000 were outstanding of which 288,000 are vested and exercisable.  Of the options that are outstanding, March 31, 2004, 300,000 are held by our directors and officers listed above under “Item 6.  A.  Directors and Senior Management,” and have a weighted average exercise price of $6.62.

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

          Our 1995 Share Option Plan is subject to the same provisions of the Israeli Income Tax Ordinance as our 2001 Share Option Plan.

2001 Employee Share Purchase Plan

          In June 2001, we approved the establishment of an employee share purchase plan.  No shares have been issued under the plan.  Under the plan, we have reserved 67,500 ordinary shares for purchase by our employees and those of our subsidiaries who have been employed for at least six months.  Eligible employees may purchase our ordinary shares at 85% of the lesser of the fair market value of our ordinary shares of the first day of the applicable offering period or the first day of the applicable offering period.  As of March 31, 2004, no ordinary shares are available for sale under the 2001 Employee Share Purchase Plan.

ITEM 7            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

          The following table provides summary information regarding the beneficial ownership by the following persons of our outstanding ordinary shares as of  March 31, 2004:

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

          The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this prospectus.  Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.  The table reflects [        ] ordinary shares outstanding as of March 31, 2004.  Unless otherwise indicated below, the address of each director, executive officer or listed shareholder is care of On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	2,603,270	32.31%
Ronnie Gilboa (2)	239,060	4.21%
Guy Shafran (3)	149,000	2.69%
Moshe Aduk (4)	147,373	2.60%
Nehemya Itay (5)	192,381	3.38%
Ohad Bashan (6)	349,345	5.94%
Shulamith Shiffer (7)	29,700	***
Felix Goedhart (8)	39,700	***
Raanan Ellran (9)	29,700	***
Eliezer Manor	28,500	***
Liora Katzenstein	28,500	***
Eli Akavya	15,000	***
All executive officers and directors as a group	3,851,529	53.12%
Herald Investment Trust PLC (11)	272,727	4.92%

*** Less than 1%

(1)

Includes 23,000 ordinary shares held by Oded Bashan Shares Ltd., 23,000 ordinary shares held by Oded Bashan Securities Ltd. and 24,000 ordinary shares held by Oded Bashan Assets Ltd., all of which are wholly-owned by Mr. Bashan. Also includes 4,000 ordinary shares held by Oded Bashan Holdings Ltd., which is wholly-owned by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by Oded Bashan Holdings Ltd. The remaining 21,368 ordinary shares are held directly by Mr. Bashan. Also includes options to purchase 838,125 ordinary shares and options held by Mr. Bashan’s wife to purchase 4,000 ordinary shares. Mr. Bashan disclaims beneficial ownership of the options held by his wife. Includes 1,214,798 shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted in connection with the Private Placements.

(2)

Includes 25,000 ordinary shares held by Ronnie Gilboa Securities Ltd., 20,000 ordinary shares held by Ronnie Gilboa Shares Ltd. and 25,000 ordinary shares held by Ronnie Gilboa Assets Ltd., all of which are wholly-owned by Mr. Gilboa. The remaining 33,060 ordinary shares are held directly by Mr. Gilboa. Also includes options to purchase 101,125 ordinary shares and options held by Mr. Gilboa’s wife to purchase 4,000 ordinary shares. Mr. Gilboa disclaims beneficial ownership of the options held by his wife.

(3)	Consists of options held by Mr. Shafran to purchase 149,000 ordinary shares.

(4)	Includes 10,000 ordinary shares held by Moshe Aduk Assets Ltd., which is wholly-owned by Mr. Aduk, and 14,248 ordinary shares and options to purchase 123,125 ordinary shares held directly by Mr. Aduk.

(5)

Consists of 20,000 ordinary shares held by Likuy Meorot Ltd., 15,000 ordinary shares held by Josphid Ltd., 15,000 ordinary shares held by Likuy Chama Ltd., and 255 ordinary shares held by Toussia-Cohen Company for Trust Holding Ltd. These companies are owned by Adv. Toussia- Cohen in trust for Mr. Itay. An additional 4,000 ordinary shares are held by j.o.g.o.f Ltd., which is wholly owned by Mr. Itay and options to purchase 138,125 ordinary shares are held directly by Mr. Itay.

(6)

Consists of 18,220 ordinary shares and options to purchase 331,125 ordinary shares (of which 20,000 are still subject to our shareholders’ approval). Mr. Bashan’s address is c/o OTI America, Inc., 1601 South De Anza Blvd., Suite 201, Cupertino, California.

(7)	Consists of options held by Ms. Shiffer to purchase 29,700 ordinary shares.

(8)	Consist of options held by Mr. Goedhart to purchase 39,700 ordinary shares. Mr. Goedhart’s address is c/o pre-IPO AG, Am Sandtorkai 75, Hamburg 20457.

(9)	Consists of options held by Mr. Ellran to purchase 29,700 ordinary shares.

(10)

Consists of 218,961 ordinary shares and warrants to purchase 119,480 ordinary shares held by Goldstrand Investment Inc. Also includes 100,000 ordinary shares and 50,000 ordinary shares underlying warrants to be issued to Goldstrand Investment Inc. upon payment of $275,000 and the effectiveness of the registration statement of which this prospectus forms a part. The address of Goldstrand Investment Inc. is 1040 1st Avenue, #190, New York, NY 10022.

(11)

Consists of 181,818 ordinary shares and warrants to purchase 90,909 ordinary shares held by Herald Investment Trust PLC. The address of Herald Investment Trust PLC is 12 Charterhouse Square London ECIM 6AX.

B.      RELATED PARTY TRANSACTIONS

          Our policy is to enter into transactions with related parties on terms that are on the whole no less favorable to us than those that would be available from unaffiliated parties.  Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Agreement with HolyTech Ltd.

          In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992.  Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director.  Under the agreement, HolyTech provides us with management and engineering services as needed.  Mrs. Bashan provides administration services, Mrs. Gilboa provides sales operation services and a number of other shareholders of HolyTech, who are also our employees, provide engineering and warehouse services.  HolyTech has no activities other than the provision of these services to us.  The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $157,401 in 2001, $101,143 in 2002 and $76,000 in 2003.  On August 25, 2000, our audit committee reviewed and reapproved the terms of this agreement.

Agreements with Directors and Officers

          We have entered into employment agreements with all of our officers.  In addition, we have granted options to purchase our ordinary shares to our officers and directors.  On January 31, 2003 the shareholders of OTI approved a bonus plan for our senior management and on July 11, 2003 our general meeting approved a plan to issue options to our non-executive directors.

Agreement Relating to Insurance Services

          We have been receiving insurance agency services from a family member of one of our officers.  On August 22, 2003, our board of directors ratified and approved such engagement in accordance with the applicable Israeli Companies Law provisions.

C.      INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.            FINANCIAL INFORMATION

A.      CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

          The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

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

          In November, 2001 we were notified by a contracting party, P-Card, of the termination of our purchase agreement with them.  We continue to review our options to pursue available claims against P-Card, and we believe that all claims by P-Card that we have breached our obligation to provide products to them are baseless and otherwise without merit and we will aggressively defend against any such claims if they are ever asserted.  To date no litigation or other proceeding has been filed by any person relating to this dispute.  On June 4, 2002, we filed with the insolvency receiver our claim for performance in the amount of $4,220,000 plus interest and expenses under the purchase agreement with P-Card.

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

          On September 3, 2003, Edi Wuhl, once an employee of ours, filed a suit against us to the District Labor Court in Nazareth in the amount of NIS 3,953,520.  The suit is based on Mr. Wuhl’s claims that we have breached the employment agreement with him, and that we owe him commission payments for certain sales.  We consider the suit as groundless.  On December 17, 2003, we filed a statement of defense.  In our opinion, based on our legal advisors, the claims are without merit.  No provision in respect thereof has been included in the consolidated financial statements.

          Dividend Policy

          We have never declared or paid any cash dividends on our ordinary shares or other securities.

          We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future.  Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.  In the event of a distribution of a cash dividend out of tax exempt income, we will be liable for corporate tax at a rate of 25% in respect of the amount distributed.

B.      SIGNIFICANT CHANGES

          Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2002.

ITEM 9.            THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

          Our ordinary shares have been quoted on the Neuer Markt of the Frankfurt Stock Exchange since August 31, 1999.  Our ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange.  Commencing November 2002, our ordinary shares were also listed for trading on NASDAQ Small Cap Market.

          The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros giving effect to the reverse split as reported on the Neuer Markt of the Frankfurt Stock Exchange.  The closing prices that are indicated below commencing February 3, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ SmallCap.

	Frankfurt Stock Exchange (1) per Share €		Frankfurt Stock Exchange (1) per Share $		NASDAQ Small Cap Per Share $

	High	Low	High	Low	High	Low

1999
Annual 1999	77.8	49.5	82.3	49.7	n/a	n/a
2000
Annual 2000	313.0	32.5	301.7	30.2	n/a	n/a
2001
Annual 2001	77.5	8.5	73.1	7.4	n/a	n/a
2002
First quarter	14.5	10.4	12.8	9.1	n/a	n/a
Second quarter	11.4	7.0	10.7	6.8	n/a	n/a
Third quarter	9.6	3.9	9.7	3.8	n/a	n/a
Fourth quarter	8.4	3.5	8.4	3.5	8.10	4.65
Annual 2002	14.5	3.5	12.8	3.5	8.10	4.65
2003
First quarter	5.3	3.0	5.7	3.2	5.03	3.60
Second quarter	4.7	3.2	5.4	3.7	4.06	3.40
Third quarter	4.4	3.0	4.9	3.4	4.50	3.20
Fourth quarter	9.7	3.6	12.1	4.3	13.80	3.90
September 2003	4.0	3.4	4.5	3.9	4.37	3.75
October 2003	6.9	3.6	8.1	4.1	8.01	3.90
November 2003	8.2	5.9	9.8	7.1	9.35	7.24
December 2003	9.7	5.7	12.1	6.9	13.80	7.25
2004
First quarter	11.5	5.9	14.5	7.2	14.74	8.76
January 2004	11.5	9.5	14.5	11.9	14.74	12.09
February 2004	10.3	9.8	12.9	12.2	12.70	11.50
March 2004	8.4	5.9	10.3	7.2	10.85	8.76

(1)

Our ordinary shares have been quoted on the Neuer Markt of the Frankfurt Stock Exchange since August 31, 1999.  Our ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange.

B.      PLAN OF DISTRIBUTION

          Not applicable.

C.      MARKETS

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

	Average Rate (1)	High	Low	Period- End Rate

1999	.9455	.9984	.8466	.9930
2000	1.0860	1.2090	.9675	1.0650
2001	1.1173	1.2346	1.0488	1.1235
2002	0.9454	1.1636	0.9537	0.9537
2003	1.1321	0.9652	0.7938	0.7938
2004 (through March 26, 2004)	1.2514	0.8273	0.778	0.827

(1)	The average daily noon buying rate from the Federal Reserve Bank of New York.

          Our ordinary shares are traded publicly on the NASDAQ Small Cap Market under the symbol “OTIV.”  Our ordinary shares are traded publicly on the Prime Standard Market of the Frankfurt Stock Exchange under the symbol “OT5.”

          On March 31, 2004, the last reported sale price of our ordinary shares on the NASDAQ Small Cap Market was $8.76 per share.  According to our transfer agent, as of March 31, 2004, there was one holder of record of our ordinary shares.

D.      SELLING SHAREHOLDERS

Not applicable.

E.      DILUTION

Not applicable.

F.      EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.          ADDITIONAL INFORMATION

A.      SHARE CAPITAL

Not applicable.

B.      MEMORANDUM AND ARTICLES OF ASSOCIATION

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

          The following is a summary of the material provisions of our Articles of Association and related provisions of Israeli corporate law.  This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see “Item 4.  Information on the Company.  General” and “Item 19.  Exhibits.”

Description of Shares

          Our authorized share capital consists of 10,000,000 ordinary shares, NIS 0.1 nominal value.

The following table sets out changes in our authorized share capital occurring during the last three years:

Date	Nature of Action	State of Authorized Share Capital

March 11, 2001	Increase in share capital	NIS 500,000 divided into 50,000,000 ordinary shares of nominal value NIS 0.01.
June 17, 2002	Consolidation of share capital	NIS 500,000 divided into 5,000,000 ordinary shares of nominal value NIS 0.1.
November 14, 2003	Raise of share capital by additional 5,000,000	NIS 1,000,000 divided into 10,000,000 ordinary shares of nominal value NIS 0.1.

          Description of Ordinary Shares

          As of March 31, 2004, our authorized share capital consists of 10,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 5,548,861 are issued and outstanding.

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

Voting, Shareholders’ Meetings and Resolutions

          Holders of our ordinary shares have, for each ordinary share held, one vote on all matters submitted to a vote of shareholders.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders.  The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent together at least 25% of our issued and outstanding ordinary shares, provided, however that as long as we are listed on NASDAQ, the quorum at a general meeting shall be two members present in person or by proxy holding at least 33-1/3% of our issued and outstanding ordinary shares or such higher percentage as NASDAQ may impose on listed companies from time to time so long as such higher percentage is in effect.  A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place.  If a quorum is not present within half an hour following the time appointed for the reconvened meeting, the shareholders then present, in person or by proxy, shall constitute a quorum.

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

Transfer of Shares and Notices

          Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by Israeli law or the rules of a stock exchange on which the shares are traded.  Under the Companies Law, unless otherwise provided in the articles of association or by applicable law, shareholders of record are entitled to receive at least 21 days prior notice of meetings of shareholders.  Our articles of association provide that each shareholder of record is entitled to receive at least 14 days prior notice of any annual or extraordinary shareholders’ meeting and at least 21 days prior notice of any shareholders’ meeting at which a special resolution is proposed.

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

          The German Securities Trading Act (Wertpapierhandelsgesetz--WpHG) provides that any shareholder whose shareholdings in a listed company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% of the voting rights by purchase, sale of by any other means shall immediately, and at the latest within seven calendar days, notify the company and the Federal Agency for Supervision for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht) in writing of having reached, exceeded or fallen short of the above-mentioned thresholds and of their percentage of the voting rights, by indicating his address and the day on which he has reached, exceeded or fallen short of the respective threshold.

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

          The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  As of the date of this annual report, we are not aware of any single shareholder which holds 25% or more of our shares.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company. Regulations promulgated under the Companies Law provide that the tender offer requirements described in this paragraph do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

•	there is a limitation on the acquisition of any level of control of the company; or

•	the acquisition of any level of control must be by means of a tender offer to the public.

          Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days prior notice.  Our articles of association provide that merger transactions may be approved by a simple majority of the shareholders present, in person or by proxy, at a general meeting of our shareholders.  Under the Companies Law, in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or holding at least 25% of the means of appointing directors of the other party to the merger, or anyone acting on their behalf, including their relatives or companies controlled by them, are excluded from the vote.  If a majority of shareholders of one of the parties do not approve the transaction because the votes of certain shareholders are excluded from the vote, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be executed unless at least 70 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

          Tax Law.  Israeli tax law treats specified acquisitions, including a share-for-share swap between an Israeli company and a foreign company, less favorably than does United States tax law.  For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a foreign company to immediate taxation.

Other Anti-Takeover Provisions

          Under the German Act relating to Tenders for the Acquisition of Securities and Companies (Wertpapiererwerbs und Übernahmegesetz--Wp ÜG), anybody who obtains the control of a target company is obligated to make an offer for the acquisition of the shares of the outside shareholders for adequate consideration.  Control under the Wp ÜG means the direct or indirect holding of 30% of the voting rights of the target company.  We are also subject to the tender offer provisions of the U.S. Securities Exchange Act of 1934, as amended.

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

          Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law.  Our office holders are currently covered by a directors and officers’ liability insurance policy with an aggregate claim limit of $5 million.  As of the date of this annual report, no claims for directors and officers’ liability insurance have been filed under this policy.

          In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

C.      MATERIAL CONTRACTS

          Other than in the ordinary course of business, we did not enter into any material contracts in the past two years.

D.      EXCHANGE CONTROLS

          There are currently no Israeli currency control restrictions on payments of dividends or  other distributions with respect to our ordinary shares or the proceeds from sales of the shares, except for the obligation of Israeli residents to file hreports with the Bank of Israel regarding some transactions.  However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

          The ownership of voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E.      TAXATION

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

Tax Reform

          Effective as of January 1, 2003 a comprehensive tax reform took effect in Israel.  Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad.  In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company or an individual may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, linkage differences royalties, rental income or capital gains).  The tax reform also substantially changed the system of taxation of capital gains.

Taxation of companies

          General Corporate Tax Structure.  Israeli companies are subject to corporate tax at the rate of 36% of taxable income.  However, the effective tax rate payable by a company which derives income from certain approved enterprises may be considerably lower, as discussed further below.

          Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959.  The Law for the Encouragement of Capital Investment, 1959, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise.  Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized under the program.  The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise.  If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted combination of the applicable rates.  Income derived from activity which is not integral to the activity of the enterprise should not be divided between the different approved enterprises and should not enjoy tax benefits.

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

          A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company whose investees, comprising non-Israeli residents, directly or indirectly hold more than 25% of the company’s share capital and combined share and loan capital.  A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period.  The company tax rate applicable to income earned from approved enterprise programs (currently, for programs on which an application for an approved enterprise status was submitted before 31, December, 2003) in the benefit period (following the period, if any, of no tax) by a company meeting these qualifications is as follows:

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984.

          Under the law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3 to 5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid.  For programs approved from 1999 and thereafter, the amount of the grant to be repaid will include annual interest at LIBOR from the date of approval.  .

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations of the Research Law, if any of the manufacturing is performed outside Israel by any entity other than us, assuming we receive approval from the Chief Scientist for the foreign manufacturing, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

less than 50%	120%
between 50% and less than 90%	150%
90% and more	300%

          If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in the Given System that was funded by grants. In addition, in recent years the government of Israel has accelerated the rate of royalty rates for repayment of Chief Scientist grants, and may further accelerate them in the future.

The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law, and may not be transferred to non-residents of Israel.  The approval, however, is not required for the export of any products developed using the grants.  Approval of the transfer of technology to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased.  We cannot provide any assurance that any consent, if requested, will be granted.

          The funds available for grants from the Chief Scientist depend on several criteria and prevailing government policy and budget, and may be reduced or eliminated in the future.  Even if these grants are maintained, there is no assurance that we will receive Chief Scientist grants in the future.  In addition, each application to the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee.  Expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Chief Scientist.  We cannot provide any assurance that applications to the Chief Scientist will be approved and, until approved, the amounts of any grants are not determinable.

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

          Capital Gains Tax on Sales of Our Ordinary Shares Effective January 1, 2003.  Payers of Israeli tax who are not subject to the Inflationary Adjustments Law or are not entitle  to maintain books in foreign currency shall be subject to 15% tax on the real capital gain in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax  in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax.  The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale.  In the event the above calculation create a loss; such loss can only be offset against capital gain from other traded securities according to the provisions of the Israeli law.  The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale.  However, such payers of Israeli tax shall be subject to 25% tax on the real capital gain in the case that they deduct interest expenses and linkage differences.

          Notwithstanding the foregoing, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law or are entitled to maintain books in foreign currency are taxed at regular tax rates applicable to business income.

          Notwithstanding the above, securities that are defined as foreign securities that are sold prior to January 1, 2007 shall be subject to 35% tax on the real capital gain.  Foreign securities that are bought prior to January 1, 2007 and sold after January 1, 2007 shall be subject to 35% capital gains tax on the real gains accrued until January 1, 2007 and 15% capital gains tax on the real gains accrued thereafter.  However, according to new tax legislation our ordinary shares are not considered “foreign traded securities.”

          Generally under the amendment losses from tradable shares by payers of Israeli tax who are not subject to the Inflationary Adjustments Law or have the right to maintain books in foreign currency can be offset with gains from the same source (e.g., sales of foreign securities, sales of securities that are not foreign securities).  Such losses can be carried forward indefinitely.

          In addition, since our ordinary shares are traded on a Stock Exchange outside of Israel, gains on the sale of ordinary shares held by non-Israeli tax resident investors will be exempt from Israeli capital gains tax, provided, inter alia, that such capital gains are not by a permanent establishment in Israel, that such shareholders did not acquire their shares prior to the public offering and that the shareholders are not subject to the Inflationary Adjustment law or are entitle to maintain books in foreign currency all subject to the provision of the Israeli tax legislation.

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

                    Non-residents of Israel are subject to tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income, such as income received for services rendered in Israel.  On distribution of dividends other than bonus shares, income tax is withheld at source, at the rate of 25%, (or 12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds at least 10% of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise), unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence.  Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%.  However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

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

Material United States Federal Income Consequences

          The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by United States holders.  This summary is based upon the United States Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices, all of which are subject to change, possibly with retroactive effect or different interpretations.  We have not sought any ruling from the United States Internal Revenue Service with respect to the matters discussed below, and we cannot provide any assurance that the IRS or a court will agree with our conclusions.  The discussion below assumes that you will hold the ordinary shares as capital assets.

          THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE.  ACCORDINGLY, EACH UNITED STATES HOLDER IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF HOLDING AND DISPOSING OF ORDINARY SHARES.

          This discussion is not a comprehensive description of all of the tax consequences that may be relevant to United States holders of ordinary shares, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.  In particular, this discussion does not address your tax treatment if you are subject to special tax rules under United States federal income tax law, for example, if you are:

•	a bank, insurance company or other financial institution, or “financial services entity”,

•	a regulated investment company, real estate investment trust or grantor trust,

•	a broker or dealer in securities or foreign currency,

•	a person who has a functional currency other than the United States dollar,

•	a person who acquires ordinary shares in connection with employment or other performance of services, or who acquires ordinary shares in the form of bonus shares from us,

•	a person subject to alternative minimum tax,

•	a person who owns, or is deemed to own, at least 10% or more, by voting power or value, of our shares,

•

a person who owns ordinary shares as part of a straddle, hedging transaction, conversion transaction,  constructive sale transaction or other risk-reduction transaction for United States federal income tax purposes,

•	a tax-exempt entity, or

•	an expatriate or former long-term resident of the United States.

          Further, this description does not address any United States federal estate and gift tax consequences, nor any state, local or foreign tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.  If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Such partners are urged to consult their tax advisors.

For purposes of this discussion, you are a United States holder if you are:

                    (i)     a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under United States federal income tax laws,

                    (ii)     a corporation or other entity treated as a corporation for United States federal income tax purposes, which is created or organized in or under the laws of the United States, any of its states or the District of Columbia, unless otherwise provided by Treasury regulations,

                    (iii)     an estate the income of which is subject to United States federal income taxation regardless of its source,

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

          For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after December 31, 2008, qualified dividend income will generally be subject to a maximum U.S. federal income tax rate of 15% for non-corporate United States holders.  Because our shares trade on the NASDAQ Small Cap Market, any dividends we, in the year we pay a dividend or in the prior year, pay to you during that period should generally constitute qualified dividend income to you , unless we are or become a foreign investment company, foreign personal holding company, or a passive foreign investment company, a circumstance described below under “Passive Foreign Investment Company Consideration.”  Due to the nature of our operations and/or ownership, we do not believe we are, or are likely to become, a foreign investment company or foreign personal holding company.  If our beliefs concerning our foreign investment company or foreign personal holding company status are correct, and if we are not a passive foreign investment company, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the United States holder satisfying holding period and other requirements described below.  A United States holder will not be entitled to the preferential rate:  (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 120 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property.  Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period.  Based on IRS New Release 4004-22, the IRS intends to give current effect to proposed legislation changing the aforementioned 120 day period to a 121 day period.  Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

F.      DIVIDENDS AND PAGING AGENTS

Not applicable.

G.      STATEMENT BY EXPERTS

Not applicable.

H.      DOCUMENTS ON DISPLAY

          We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission.  As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates.  Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.  A copy of each report submitted in accordance with applicable United States law is also available for public review at our principal executive offices.

          In addition, the Securities and Exchange Commission maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system.

I.      SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          For disclosure regarding our market risk exposure, see “Item 5.  Operating and Financial Review and Prospects” above.

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

ITEM 15.          CONTROLS AND PROCEDURES

          Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2003.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2003.

          There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that [Raanan Ellran], a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B.          CODE OF ETHICS

          We have not adopted a written code of ethics. The adoption of written codes of ethics is not a common practice for Israeli companies such as ours. While we may choose to adopt a written code of ethics in the future, we have not heretofore seen any need for one inasmuch as our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate disclosure, and compliance with applicable law.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

          Our audit committee is responsible for the oversight of our independent auditors’ work.  The audit committee’s policy is to pre-approve all audit and non-audit services provided by Somekh Chaikin (a member of KPMG International, “KPMG”).  These services may include audit services, audit-related services, tax services and other services, as further described below.  The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, KPMG and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

          We paid the following fees for professional services rendered by Luboshitz Kasierer (An affiliate member of Ernst & Young International) and KPMG, for the years ended December 31:

	2003	2002

	(in thousands)

Audit fees:

For Luboshitz Kasierer	$443	$184

For KPMG	16	5

	$459	$189

          The audit fees for the years ended December 31, 2003 and 2002, were for professional services rendered for the audits of our 2002 and 2001  annual consolidated financial statements, review of consolidated quarterly financial statements of 2003 and 2002, statutory audits of us and our subsidiaries,  consents and assistance with review of documents filed with the SEC.

ITEM 16D.        RESERVED

ITEM 16E.        RESERVED

PART III

ITEM 17.          FINANCIAL STATEMENTS

          We have responded to Item 18.

ITEM 18.          FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Changes in Shareholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6—F-7

Notes to the Consolidated Financial Statements	F-8—F-52

ITEM 19.          EXHIBITS

Exhibit No.	Description

1	Articles of Association (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, no. 333-90496).

2	Specimen share certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1, no. 333-90496).

4	Material agreements (incorporated by reference to Exhibits 10.1—10.49 to our amendment No. 1 to Registration Statement on Form F-1, File No. 333-108770).

8	List of subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1, File No. 333-90496).

10.1	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International

10.2	Consent of Somekh Chaikin, a member of KPMG International

31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

On Track Innovations Ltd.

Consolidated Financial Statements
As of December 31, 2003

On Track Innovations Ltd. and its consolidated subsidiaries

Consolidated Financial Statements as of December 31, 2003

Independent Auditors’ Report to the Board of Directors
and Shareholders of On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheet of On Track Innovations Ltd. and its subsidiaries (“the Company”) as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  The consolidated financial statements of the Company as of December 31, 2001 and 2002 were audited by other auditors, whose reports thereon dated March 28, 2003 expressed an unqualified opinion.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance on about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and the results of their operations, their changes in shareholders’ equity and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member of KPMG International

March 19, 2004

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

Luboshitz Kasierer
An affiliate member of Ernst & Young International

Tel-Aviv, Israel
March 28, 2003

Consolidated Balance Sheets

US dollars in thousands except per share data

		December 31

	Note	2002	2003

Assets
Current assets
Cash and cash equivalents	(3)	$2,145	$9,712
Short-term investments	(4)	1,664	999
Trade receivables (net of allowance for doubtful accounts of $244 and $282 as of December 31, 2002 and 2003, respectively)		1,982	3,223
Other receivables and prepaid expenses	(5)	838	881
Inventories	(6)	4,192	4,069

Total current assets		10,821	18,884

Severance Pay Deposits Fund	(12)	743	906

Property, Plant and Equipment, Net	(8)	6,559	5,770

Other Intangible Assets, Net	(7E )	513	325

Goodwill	(2K )	5,383	5,383

Total assets		$24,019	$31,268

On Track Innovations Ltd. and its consolidated subsidiaries

		December 31

	Note	2002	2003

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	(10C )	$2,520	$1,751
Trade payables		2,176	3,339
Other current liabilities	(9)	2,175	2,624

Total current liabilities		6,871	7,714

Long-Term Liabilities
Long-term loans, net of current maturities	(10A )	4,006	3,121
Convertible notes	(11)	169	-
Deferred revenues		716	-
Accrued severance pay	(12)	1,216	1,130

Total long-term liabilities		6,107	4,251

Total liabilities		12,978	11,965

Commitments and Contingencies	(13)

Shareholders’ Equity	(14)
Ordinary shares of NIS 0.1 par value: Authorized – 5,000,000 and 10,000,000 shares as of December 31, 2002 and 2003, respectively; issued and outstanding - 1,817,156 and 4,778,715 shares as of December 31, 2002 and 2003, respectively		52	119
Additional paid-in capital		48,147	59,965
Deferred stock compensation		(1,115)	(1,257)
Accumulated other comprehensive income		201	287
Accumulated deficit		(36,244)	(39,811)

Total shareholder’s equity		11,041	19,303

Total liabilities and shareholders’ equity		$24,019	$31,268

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its consolidated subsidiaries

Consolidated Financial Statements of Operations

US dollars in thousands except per share data

		Year ended December 31

	Note	2001	2002	2003

Revenues	(18)
Products		$18,217	$15,492	$17,245
Non-recurring engineering		500	952	284
Licensing and transaction fees		495	651	808
Customer service and technical support		676	868	1,258

Total revenues		19,888	17,963	19,595

Cost of Revenues
Products		10,727	8,740	8,678
Non-recurring engineering		20	216	109
Customer service and technical support		491	546	691

Total cost of revenues		11,238	9,502	9,478

Gross profit		8,650	8,461	10,117

Operating Expenses
Research and development		6,768	4,459	3,159
Less - participation by the Office of the Chief Scientist		599	1,103	853

Research and development, net		6,169	3,356	2,306
Selling and marketing		6,585	3,869	4,092
General and administrative		4,668	5,183	5,853
Amortization of goodwill and intangible assets		1,124	161	188
Other expenses	(15)	340	-	-

Total operating expenses		18,886	12,569	12,439

Operating loss		(10,236)	(4,108)	(2,322)
Financial income (expenses), net		71	41	(897)
Other expenses, net	(15)	(1,581)	(1,955)	(244)

Loss before income taxes		(11,746)	(6,022)	(3,463)
Tax benefit (expense)	(16)	47	(207)	(104)

		(11,699)	(6,229)	(3,567)
Minority interest		15	(19)	-

Net loss		$(11,684)	$(6,248)	$(3,567)

Basic and diluted net loss per ordinary share		$(7.49)	$(3.76)	$(1.52)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share		1,559,490	1,661,170	2,354,254

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its consolidated subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

US dollars in thousands except per share data

	Number of Shares	Share capital	Additional paid-in capital	Deferred stock Compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2001	1,499,769	$45	$42,312	$(850)	$9	$(18,312)	$23,204

Issuance of shares for the acquisition of 49% of the InterCard Group, net of issuance costs of $84	88,075	2	2,511	-	-	-	2,513
Exercise of options	1,467	*	-	-	-	-	-
Amortization of deferred stock compensation	-	-	-	309	-	-	309
Other comprehensive income- foreign currency translation adjustments	-	-	-	-	28	-	28
Net loss	-	-	-	-	-	(11,684)	(11,684)

Balance as of December 31, 2001	1,589,311	$47	$44,823	$(541)	$37	$(29,996)	$14,370

Deferred stock compensation	-	-	2,182	(2,182)	-	-	-
Exercise of options	227,845	5	-	-	-	-	5
Amortization of deferred stock compensation	-	-	-	1,608	-	-	1,608
Stock options granted to consultants	-	-	1,058	-	-	-	1,058
Beneficial conversion feature on convertible notes	-	-	42	-	-	-	42
Warrants issued in connection with the issuance of convertible notes	-	-	42	-	-	-	42
Other comprehensive income - foreign currency translation adjustments	-	-	-	-	164	-	164
Net loss	-	-	-	-	-	(6,248)	(6,248)

Balance as of December 31, 2002	1,817,156	$52	$48,147	$(1,115)	$201	$(36,244)	$11,041

Deferred stock compensation, net	-	-	2,039	(2,039)	-	-	-
Amortization of deferred stock compensation	-	-	-	1,897	-	-	1,897
Stock option granted to consultants	-	-	927	-	-	-	927
Exercise of options and warrants	864,856	19	265	-	-	-	284
Conversion of a loan to options in June	-	-	465	-	-	-	465
Conversion of convertible promissory note in November	52,000	1	249	-	-	-	250
Issuance of shares and detachable warrants, net of issuance expenses of $1,204	2,044,703	47	7,873	-	-	-	7,920
Other comprehensive income - foreign currency translation adjustments	-	-	-	-	86	-	86
Net loss	-	-	-	-	-	(3,567)	(3,567)

Balance as of December 31, 2003	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

(*)   Represents an amount lower than $1.

	Year ended December 31

	2001	2002	2003

Total comprehensive loss:
Net loss	$(11,684)	$(6,248)	$(3,567)
Foreign currency translation adjustments	28	164	86

Total comprehensive loss	$(11,656)	$(6,084)	$(3,481)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its consolidated subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except per share data

	Year ended December 31

	2001	2002	2003

Cash flows from operating activities
Net loss	$(11,684)	$(6,248)	(3,567)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of deferred stock compensation	309	1,608	1,897
Stock options granted to consultants	-	1,058	674
Loss (gain) on sale of property and equipment	(6)	40	-
Amortization of goodwill and intangible assets	1,124	161	188
Dissolution of a subsidiary of the InterCard Group	340	-	-
Depreciation	988	897	1,453
Amortization of beneficial conversion feature on convertible notes	-	3	81
Accrued severance pay, net	(376)	-	(247)
Minority interest in losses (earnings) of subsidiaries	(15)	19	-
Other	(36)	-	-
Decrease (increase) in short-term investments	(61)	282	665
Decrease (increase) in trade receivables	744	1,363	(1,093)
Decrease in other receivables and prepaid expenses	1,192	331	78
Decrease in inventories	112	1,104	253
Increase (decrease) in trade payables	(83)	(1,263)	198
Increase (decrease) in other current liabilities	(270)	(497)	403
Decrease in long-term deferred revenues	(7)	-	(716)

Net cash provided by (used in) operating activities	(7,729)	(1,142)	267

Cash flows from investing activities
Acquisition of the InterCard Group	(301)	-	-
Proceeds from sale of property and equipment	14	14	-
Purchase of property and equipment	(2,639)	(793)	(502)

Net cash used in investing activities	(2,926)	(779)	(502)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(582)	(1,109)	85
Proceeds from issuance of shares and detachable warrants, net of issuance expenses	-	-	8,899
Proceeds from long-term bank loans	3,952	372	650
Repayment of long-term bank loans	(2,257)	(1,630)	(2,118)
Exercise of options	-	5	284
Proceeds from issuance of convertible notes	-	166	-
Proceeds from issuance of warrants in connection with the issuance of convertible notes	-	42	-
Proceeds allocated to beneficial conversion feature on convertible notes	-	42	-

Net cash provided by (used in) financing activities	1,113	(2,112)	7,800

Effect of exchange rate changes on cash	(26)	148	2

Increase (decrease) in cash and cash equivalents	$(9,568)	$(3,885)	$7,567
Cash and cash equivalents at the beginning of the year	15,598	6,030	2,145

Cash and cash equivalents at the end of the year	$6,030	$2,145	$9,712

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its consolidated subsidiaries

Consolidated Statements of Cash Flows (cont’d)

US dollars in thousands except per share data

	Year ended December 31

	2001	2002	2003

Supplementary cash flows activities:

A. Cash paid during the period for:
Interest	$438	$363	$283
Income taxes	$15	$54	$-

B. Non-cash transactions:
Issuance of shares in consideration for acquisition of:
49% of the InterCard Group	$2,513	$-	$-
Acquisition of 39% of EasyPark Israel shares through assumption of liabilities	$-	$327	$-

Long-term loan received in consideration for equity Interest in subsidiaries	$595	$-	$-

Issuance expenses	$-	$-	$979

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except per share data

Note 1 - General

On Track Innovations Ltd. (the “Company”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Commencing November 2002, the Company’s shares were also listed for trading on NASDAQ.

Note 2 - Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis are:

A. Use of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

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

Note 2 - Significant Accounting Policies (cont’d)

B. Financial statements in U.S. dollars (cont’d)

Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”.  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statements of operations.

The functional currency of InterCard GmbH Kartensysteme and InterCard GmbH Systemelectronic is the Euro. The financial statements of these companies are translated into US dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments result from the process of the aforesaid translation included as a separate component of shareholders’ equity, accumulated other comprehensive income.

C. Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company’s principal subsidiaries are InterCard GmbH Kartensysteme (Germany), InterCard GmbH Systemelectronic (Germany), OTI Africa Ltd. (South Africa), SoftChip Technologies (3000) Ltd. (Israel), SoftChip Israel Ltd. (Israel), OTI America, Inc. (U.S.A.), Easy Park Ltd. (“EasyPark”) (Israel) and Easy Park Israel Ltd. (Israel).  All intercompany transactions and balances have been eliminated upon consolidation.

D. Cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from the date of deposit.

E. Marketable securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its marketable debt securities as trading securities.  Trading securities are held for resale in anticipation of short-term market movements. Under SFAS No. 115, marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses, as appropriate.

Note 2 - Significant Accounting Policies (cont’d)

F. Long-term investments

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries).  The investment in affiliated companies is accounted for by the equity method.  The Company discontinues applying the equity method when its investment is at or reduced to zero and it has not guaranteed obligations of the affiliate or otherwise committed to provide further financial support to the affiliate.  Profits on intercompany sales, not realized outside the Group, were eliminated.

G. Allowance for doubtful accounts

The allowance for doubtful accounts is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful.  In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of the collateral received.

The activity in the allowance for doubtful accounts for the years ended December 31, 2002 and 2003 follows:

	2002	2003

Allowance for doubtful accounts at beginning of year	$64	$244
Additions charged to bad debt expense	258	80
Write-downs charged against the allowance	(78)	(42)

Allowance for doubtful accounts at end of year	$244	$282

H. Inventories

Inventories are stated at the lower of cost or market. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs are not material for 2001, 2002 and 2003, and has been included in cost of revenues.

Cost is determined as follows:

Raw materials - first in, first out (“FIFO”) method.

Finished products and work in progress - on the basis of manufacturing costs, including materials, labor, direct and indirect production expenses using the FIFO method.

Note 2 - Significant Accounting Policies (cont’d)

I. Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

J. Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets) are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset.  If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.  As of December 31, 2003, no impairment losses have been identified.

K. Goodwill

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”) and No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to June 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

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

Note 2 - Significant Accounting Policies (cont’d)

K. Goodwill (cont’d)

As of January 1, 2002, the Company therefore had unamortized goodwill in the amount of $5,383.

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

The methods employed to perform the impairment tests is as follows:

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

Note 2 - Significant Accounting Policies (Cont’d)

K.	Goodwill (cont’d)

(5)	(cont’d)

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

The Company completed the transitional goodwill impairment test in the second quarter of fiscal 2002 and completed the annual goodwill impairment test in the first quarter of fiscal 2003 and 2004 in respect of goodwill balances as of December 31, 2002 and 2003, respectively.

The fair value of each reporting unit exceeded the respective carrying amount, and therefore, the goodwill allocated to each reporting unit was not considered impaired. However, there can be no assurance that goodwill will not be impaired at any time in the future.

L. Other assets

Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”.  Acquired technology is amortized on the straight line basis between three and seven years.

M. Revenue recognition

The Company and its subsidiaries generate revenues from product sales, including non-recurring engineering, licensing and transaction fees, and customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 101 “Revenue Recognition in Financial Statements”, that was amended by SAB No. 104, when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, delivery is deemed to occur on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exits.

Note 2 - Significant Accounting Policies (Cont’d)

M. Revenue recognition (cont’d)

Technology license revenues are recognized in accordance with SAB No. 101, that was amended by SAB 104, at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

Transaction fees are recognized as earned based on usage. Usage is determined by receiving confirmation from the users.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

N. Research and development costs

Research and development costs are charged to operations as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

O. Government grants

The Company and one of its subsidiaries receive royalty bearing participation, which represents participation of the Government of Israel (Office of the Chief Scientist - “OCS”) in approved programs for research and development.  These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred.  Royalties to the OCS are recorded in cost of sales.

P. Stock-based compensation

Employees

The Company has adopted SFAS No. 123, “Accounting for Stock-Based Compensation” which permits entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards.  Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations” (“APB No. 25”) and provide pro forma net loss and pro forma loss per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied.  The Company has elected to continue to apply the provisions of APB No. 25, including FASB interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB No. 25” and provide the pro forma disclosure provisions of SFAS No.  123, as amended by SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of Statement No. 123”.

Note 2 - Significant Accounting Policies (cont’d)

P. Stock-based compensation (cont’d)

Employees (cont’d)

The Company applies the intrinsic value-based method prescribed in APB No. 25 for its stock compensation to employees and directors.  As such, the Company computes and records compensation expense for grants whose terms are fixed with respect to the number of shares and option price only if the market price on the date of grant exceeds the exercise price of the stock option.  The compensation cost for the fixed plans is recorded over the period the employee performs the service to which the stock compensation relates.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees.  SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date.

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s and subsidiaries stock-based employee compensation cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Year ended December 31

	2001	2002	2003

Net loss as reported	$(11,684)	$(6,248)	$(3,567)
Deduct: Compensation expense according to APB 25 included in the reported net loss	309	1,608	1,897
Add: Application of compensation expenses according to SFAS No. 123	(1,464)	(4,239)	(2,758)

Pro forma net loss	$(12,839)	$(8,879)	$(4,428)

Basic and diluted net loss per share:
As reported	$(7.49)	$(3.76)	$(1.52)

Pro forma	$(8.23)	$(5.34)	$(1.88)

Note 2 - Significant Accounting Policies (cont’d)

Q. Basic and diluted net loss per share

Basic net loss per share is computed based on the weighted average number of shares of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of shares of ordinary shares outstanding during each year, plus dilutive potential shares of ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share.”

All outstanding stock options and convertible notes have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented. The total number of shares related to the outstanding options, warrants and convertible notes excluded from the calculations of the basic and diluted net loss per share was 161,403, 972,621 and 2,972,366 for the years ended December 31, 2001, 2002 and 2003, respectively.

R. Fair value of financial instruments

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

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

S. Income taxes

The Company accounts for income taxes using the liability method in accordance with SFAS No. 109 “Accounting for Income Taxes”.  Under the liability method, deferred taxes are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect in the year in which the differences are expected to reverse.  Valuation allowances are provided, when necessary, to reduce deferred tax assets to their estimated realizable value.

Note 2 - Significant Accounting Policies (cont’d)

T. Severance pay

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

V. Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank investments, marketable bonds of the State of Israel, and trade receivables.

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

In 1999 the Company entered into an interest rate SWAP (IRS) agreement on the amount of Euro 1,000 thousand.  Under the terms of the IRS, the Company receives variable interest payments on the Eurobor rate, and makes fixed rate payments at an annual rate of 4.55%. The IRS expired in January 2004.  The fair value of the IRS agreement as of December 31, 2003 is a loss of $14.

Note 2 - Significant Accounting Policies (cont’d)

W. Recently issued accounting standards

1.	FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity.  The Statement also includes required disclosures for financial instruments within its scope.  For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments.  For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005.  The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments.  The Company currently does not have any financial instruments that are within the scope of this Statement.

2.	Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities”:

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46R”) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003.  The Company shall apply FIN 46 or FIN 46R to VIEs created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003.  The Company shall apply FIN 46R to all entities no later than the end of the first reporting period that ends after March 15, 2004.  For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.  If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

The Company currently does not have any VIEs that are in the scope of FIN 46.

Note 3 - Cash and Cash Equivalents

	December 31

	2002	2003

Cash in banks	$124	$8,252

Bank deposits in U.S. dollars (2003 - bearing annual interest rate of 0.68%)	1,529	917
Bank deposits in Euro	199	217
Bank deposits in NIS (2003 - bearing annual interest rate of 3.1%)	293	326

	$2,145	$9,712

Note 4 - Short-Term Investments

Short-term investments comprise marketable bonds of the State of Israel (2003 – bearing annual interest rate of 1.38%).

As for liens, see Note 13C.

Note 5 - Other Receivables and Prepaid Expenses

	December 31

	2002	2003

Government institutions	$351	$332
Prepaid expenses	103	243
Other receivables	384	306

	$838	$881

Note 6 - Inventories

	December 31

	2002	2003

Raw materials	$2,576	$2,350
Work in progress	484	685
Finished products	1,132	1,034

	$4,192	$4,069

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

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of assets acquired and liabilities assumed.  The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $1,171 was recorded as intangibles being mainly assembled workforce ($991) and technology ($180), which up to December 31, 2001 were amortized over a period of five years on a straight-line basis.  As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 - see Note 2K.

As part of the acquisition of the SoftChip Group, the Company granted the chief executive officer of the SoftChip Group, options to purchase 10,000 shares of the Company at a price of $30.00 per share. The options vest in five equal annual instalments commencing February 2001.  In accordance with EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase”, these options are not considered as part of the purchase price, and the Company has accordingly recorded a deferred stock compensation in the amount of $730 to be amortized over the vesting period which is five years.  As of December 31, 2003, none of these options were exercised.

B. Intercard Gmbh Kartensysteme/Intercard Gmbh Systemelectronic

On June 15, 2000, the Company acquired a 51% equity interest in InterCard GmbH Kartensysteme and InterCard GmbH Systemelectronic (the “InterCard Group”) in consideration for ordinary shares of the Company having a fair value of DM5 million (approximately $2.4 million) (being the purchase price). The DM 5 million consideration was paid in five equal monthly installments of the Company’s ordinary shares valued at DM 1 million each at the time of transfer followed by a sixth installment such that the total number of shares transferred in each installment multiplied by the average closing price of the Company’s shares on the Neuer Markt of the Frankfurt Stock Exchange for the twenty days immediately following each installment, equals DM 5 million.  Pursuant to this transaction, in June 2000, the Company issued an aggregate of 39,317 ordinary shares which were held in escrow for the purpose of these transfers.

Note 7 - Acquisitions and Investments (cont’d)

B. Intercard Gmbh Kartensysteme/Intercard Gmbh Systemelectronic (cont’d)

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

In January 2001, the minority shareholders of the InterCard Group exercised their put option to sell the remaining 49% interest in the InterCard Group to the Company in consideration for a long-term loan in the amount of $595 and 78,500 ordinary shares of the Company having in total aggregate fair value of DM 7 million (being the purchase price). The DM 7 million (approximately $3,400) consideration was to be paid in seven monthly installments of the Company’s ordinary shares valued at DM 1 million each at the time of transfer. The number of shares transferred in these installments was determined by the average closing price of the Company’s shares on the Neuer Markt of the Frankfurt Stock Exchange on the three trading days prior to the date of the particular installment. The number of shares transferred in the seventh installment were determined by subtracting from DM 7 million the aggregate value of the previous six installments based on the average closing price on the twenty days immediately following the date of the particular installment.

The total number of shares transferred was subject to adjustment by a eighth installment such that the total number of shares transferred in each installment multiplied by the average closing price for the twenty days immediately following each installment, equals DM 7 million. Pursuant to this transaction, the Company issued 88,075 ordinary shares and instead of issuing additional shares to compensate the seller for the reduction in value of the Company’s shares at the installment dates, OTI restructured its payment obligations to the sellers. A payment of approximately $198 was paid on October 4, 2001. The balance of approximately $595 was granted to the Company as a loan from the sellers and was payable in 36 monthly installments of Euro 19,724 which included interest on the outstanding principal at the rate of 6% per annum. As security for payment of the loan the Company pledged 18% of OTI’s shares in the InterCard Group to the sellers. In June 2003, the Company converted the balance of the loan in the amount of $465 to 135,485 options to purchase ordinary shares of the Company at an exercise price equal to par value.  The fair value of the options approximates the amount of the loan. The options vest immediately and expire in May 2008.

Note 7 - Acquisitions and Investments (cont’d)

B. Intercard Gmbh Kartensysteme/Intercard Gmbh Systemelectronic (cont’d)

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

C. E-Smart Systems Inc. (formerly Oti Asia Pacific Ltd.)

In February 2000, the Company and Cheung Kong Holdings Ltd. (“CK”) established a cooperative joint venture, e-Smart Systems Inc. (“e-Smart”), which will purchase and distribute the Company’s products to Greater China (the People’s Republic of China, Taiwan, Hong Kong and Macao).  The Company and CK each invested $3,600 in e-Smart.  The Company’s $3,600 contribution comprised $3,100 in cash and a deferred payment of $500.  In addition, the Company granted the joint venture an option to buy the operations of CitySmart (the Company’s representative and systems integrator in Hong Kong prior to the acquisition of 49% of e-Smart) from the Company in consideration for $500 being the fair value of the operations. During the first quarter of 2001, e-Smart exercised its option to transfer the operations of CitySmart from the Company to e-Smart.  The consideration of $500 to be paid by e-Smart in respect of the CitySmart option was offset against the $500 deferred investment by the Company.

The Company does not have control over the joint venture, and accordingly, the investment in e-Smart is accounted for under the equity method.

As part of the abovementioned agreement, the Company granted e-Smart exclusive distribution rights for the Company’s products in 18 states in Greater China in consideration for $3,600 pursuant to a distribution agreement, which has an unspecified term.  This amount is receivable in installments, of which $3,100 was received during the year ended December 31, 2001 and a deferred payment of $500 due in 2003 and 2002.  In the event that the Company’s products are sold by a third party in Greater China, the Company is required to pay e-Smart 7.5% of such net revenues.  As of December 31, 2003, no such revenues have been concluded.

The Company has agreed to provide a guarantee of up to $2,000 of borrowings under a line of credit that CK has undertaken to provide to e-Smart.  As of December 31, 2003 the Company has not been required to perform under the guarantee. In addition, the Company agreed to indemnify e-Smart and CK against any losses they incur in connection with CitySmart as a result of any event occurring prior to February 2, 2000 or arising out of any CitySmart customer contract entered into prior to the exercise of the option, provided OTI is notified of the claim prior to February 2, 2002.  The Company did not receive any notification of any claims prior to February 2, 2002.

Note 7 - Acquisitions and Investments (cont’d)

C. E-Smart Systems Inc. (formerly Oti Asia Pacific Ltd.) (cont’d)

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

Effective June 22, 2002, the Agreement between the shareholders of e-Smart was amended, to give effect, among other things, to the following provisions: Termination by e-Smart of all contacts outside the territories of China, Hong Kong, Macao and Taiwan (“Greater China”); transfer of all business contracts outside Greater China by e-Smart to the Company, so that the territory in which e-Smart will act as the Company’s exclusive agent will be restricted to Greater China; restricting e-Smart for a period of 12 months from engaging in any business with these terminated or transferred contracts. In addition, the parties agreed that as of the date of the amendment, the president and the CEO of e-Smart will be appointed by Ocean Wonder Limited (the other shareholder of e-Smart) and not by the Company, and that the amount owed by e-Smart to the Company will be reduced from $330 to $165.  This amount was received by the Company during the third quarter of 2002 and is included as income in other expenses, net, in the consolidated statement of operations.

As of December 31, 2003 and 2002 the Company’s investment in e-Smart is zero.

D. Easy Park Israel Ltd.

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

Note 7 - Acquisitions and Investments (cont’d)

E.	Other intangible assets, net

	December 31

	2002	2003

Cost
Technology	$817	$817

Accumulated amortization
Technology	304	492

	$513	$325

a.	Amortization expenses amounted to $98, $161 and $ 188 for the years ended December 31, 2001, 2002 and 2003 , respectively.

b.

During 2003, the Company purchased technology as part of its acquisition of EasyPark Israel (see Note 7D above).  The purchase has been recorded as acquired technology and will be amortized over a three year period.

c.	Estimated amortization expenses for the years ending:

December 31

2004	189
2005	75
2006	44
2007	17
2008	-

Note 7 - Acquisitions and Investments (cont’d)

F.	Goodwill

Had amortization of goodwill and intangible assets been accounted for in accordance with the method of SFAS 142, the Company net loss and basic and diluted loss per share would have been as follows:

	Year ended December 31

	2001	2002	2003

Reported net loss	$(11,684)	$(6,248)	$(3,567)
Goodwill amortization	1,044	-	-

Adjusted net loss	$(10,640)	$(6,248)	$(3,567)

Net loss per share
Reported net loss per share	$(7.49)	$(3.76)	$(1.52)
Goodwill amortization	0.67	-	-

Adjusted net loss per share	$(6.82)	$(3.76)	$(1.52)

Note 8 - Property, Plant and Equipment, Net

	December 31

	2002	2003

Cost
Land	$71	$87
Leasehold land (1)	263	263
Buildings on leasehold land (1)	4,470	4,470
Buildings	334	334
Computers, software and manufacturing equipment	4,266	4,713
Office furniture and equipment	872	1,041
Motor vehicles	501	533

Total cost	10,777	11,441

Accumulated depreciation
Buildings on leasehold land	576	824
Computers, software and manufacturing equipment	2,876	3,871
Office furniture and equipment	511	697
Motor vehicles	255	279

Total accumulated depreciation	4,218	5,671

Depreciated cost	$6,559	$5,770

Depreciation expense for the years ended December 31, 2001, 2002 and 2003 was $988, $897 and $ 1,453, respectively.

Note 8 - Property, Plant and Equipment, Net (cont’d)

(1)

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

(2)	As per liens—See Note 13C.

Note 9 - Other Current Liabilities

	December 31

	2002	2003

Employees and related expenses	$816	$1,157
Accrued expenses	538	395
Customers’ advances	370	379
Other current liabilities	451	693

	$2,175	$2,624

Note 10 - Loans

A.	Composition of Long-Term Loans:

	December 31

	2002	2003

Long-term loans	$5,532	$3,685
Less - current maturities	1,526	564

	$4,006	$3,121

As of December 31, 2002, the loans are primarily from banks and are denominated in US dollars ($3,442), € ($1,578), and NIS ($512) and bear interest of approximately 4.3% - 10.8% per annum.

As of December 31, 2003, the loans are primarily from banks and are denominated in US dollars ($2,328), € ($1,066), and NIS ($291) and bear interest of approximately 2.09% - 11.9% per annum.

Note 10 - Loans (cont’d)

B.	Repayments of Long-Term Loans Dates Subsequent to Balance Sheet Date:

First year (current maturities)	$564
Second year	1,202
Third year	825
Fourth year	407
Fifth year and thereafter	687

$3,685

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31

	2002	2003	2002	2003

	%	%

	Interest rate

In U.S. dollars	8.2	8.0	$198	$6
In New Israeli shekels	-	7.8	-	460
In Euro	10.3	9.25	796	721

			994	1,187
Current maturities of long-term loans			1,526	564

			$2,520	$1,751

The percentage weighted average interest rate for the years ended December 31, 2002 and 2003 were 9.8% and 10.1%, respectively.

D.	Liens for short-term and long-term borrowings - see Note 13C.

E.	The Company has an authorized credit line of approximately $1,800.

Note 11 - Convertible Notes

On December 5, 2002, the Company issued $250 10% Redeemable Convertible Promissory Notes (“the Notes”) which may be converted into ordinary shares of the Company.  The entire principal balance was due on December 31, 2004 if not earlier converted.

In connection with the issuance of these Notes, the Company also issued detachable warrants to purchase an aggregate of 16,757 ordinary shares, at an exercise price of 120% of the average per share price for the ordinary shares for the ten (10) consecutive day trading period prior to the closing.  The warrants will expire on December 31, 2007.

Upon the issuance of the Notes, the Company was required according to EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”) to record a discount in the amount of approximately $42 which was to be amortized to financial expenses over a period of two years.

According to EITF No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”), the warrants issued in connection with this note were accounted for under APB 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”. Under APB 14, the fair value of the warrants was calculated using the Black-Scholes options pricing model with the following assumptions: a risk-free interest rate of 2.5%, a dividend yield of 0%, a volatility of the expected market price of the Company’s ordinary shares of 75% and a contractual life of 5 years.  The fair value of the warrants of $42 are offset from the convertible notes and presented as a component of additional paid in capital in the shareholders’ equity.  This discount represents the theoretical most beneficial conversion feature to the holder of the note measured at the issuance date of the note that is also the commitment date.

In November 2003, pursuant to the receipt of a conversion notice, the Notes were converted into 52,000 ordinary shares.

Upon the conversion of the Notes, the unamortized discount was fully amortized.

Note 12 - Severance Pay

Severance pay expenses for the periods ended December 31, 2001, 2002 and 2003 amounted to approximately $262, $65 and $246, respectively.

Note 13 - Commitments and Contingencies

A. Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of sales of products in which the Government of Israel has participated in financing the research and development, up to the amounts granted (linked to the US dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter).  Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs.  As at December 31, 2003, the total amount of grants received, net of royalties paid, was approximately $5,059.

Royalties paid or accrued amounted to $206, $188 and $199 for the years ended December 31, 2001, 2002 and 2003, respectively.

B. Leases

The Group operates from leased facilities in the United States, Germany and South Africa, leased for periods expiring in years 2004 through 2005.

Minimum lease commitments of certain subsidiaries under operating lease agreements under non cancelable leases in respect of premises occupied by them, at rates in effect as of December 31, 2003 are as follows:

2004	$234
2005	234

$468

Rent expense amounted to $163, $218 and $201 for the years ended December 31, 2001, 2002 and 2003, respectively.

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

Note 13 - Commitments and Contingencies (cont’d)

D. Legal claims

On September 3, 2003, Edi Wuhl (the “Plaintiff”), once an employee of the Company, filed a suit against the Company to the District Labor Court in Nazareth in the amount of NIS 3,953,520.  The suit is based on the Plaintiff’s claims that the Company has breached the employment agreement with him, and that the Company owes him commission payments for certain sales.  The Company considers the suit as groundless.  On December 17, 2003, the Company filed a statement of defense.  In the opinion of the Company, based on its legal advisors, the claims are without merit.  No provision in respect thereof has been included in the financial statements.

Note 14 - Shareholders’ Equity

A. Share capital

1.

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

2.

In July 2003, pursuant to stock purchase agreements, the Company issued to two investors 231,818 ordinary shares in consideration for $637 and received a firm commitment from one of the investors to purchase an additional 100,000 ordinary shares in consideration for an additional $275, when the Company notifies the investor that the effectiveness of a registration statement covering shares for resale in the U.S. is imminent. Additional warrants to purchase 50,000 ordinary shares at an exercise price of $5.75 per share will also be issued upon the completion of such registration.  Concurrently with the above share issuance, the Company issued to the two investors warrants to purchase 50,000 and 90,909 ordinary shares at a per share exercise price of $5.75 and $3.85, respectively.  The warrants are fully exercisable and expire in July 2008.

The Company paid, in respect of the above, a finders fee in cash equivalent to 10% of the amount raised by the Company and in addition warrants to purchase 18,182 ordinary shares with an exercise price of $3.85 per share and warrants to purchase 10,000 ordinary shares with an exercise price of $5.75 per share.

3.	On November 2003, convertible promissory notes in the amount of $250 were converted into 52,000 ordinary shares (see also Note 11).

Note 14 - Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

4.

On November 14, 2003, upon the shareholders’ approval for the transaction, the Company issued to investors 228,044 ordinary shares in consideration for $624.  Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 112,305 ordinary shares, with a per share exercise price of $5.75.  The warrants are fully exercisable and expire on July 2008.

5.

On November 14, 2003, the Company’s shareholders approved the increase in the Company’s authorized share capital of NIS 500,000 comprising of 5,000,000 ordinary shares of NIS 0.1 par value each. Following the aforesaid Company’s shareholders approval, the Company’s authorized share capital is comprised of 10,000,000 ordinary shares of NIS 0.1 par value each.

6.

In November 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 113,235 ordinary shares in consideration for $385. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 56,617 ordinary shares at a per share exercise price of $5.  The warrants are exercisable upon the occurrence of certain events as set forth in the agreements and expire in November 2008.

7.

In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 288,889 ordinary shares in consideration for $1,300. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 144,447 ordinary shares at a per share exercise price of $6.5.  The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above finders, fee expenses equivalent to 7% of the amount raised by the Company.

8.

In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above, finders fee expenses equivalent to 4% of the amount raised by the Company and, in addition, issued warrants to purchase 45,500 ordinary shares at a per share exercise price of $6.5.

Note 14 - Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

9.

In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to investors 450,476 ordinary shares in consideration for $2,365. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 166,667 and 58,571 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above, finders fee expenses in the amount of $148 and, in addition, issued warrants to purchase 26,667 and 8,200 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively.

10.

In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to two investors 82,241 ordinary shares in consideration for $400. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 41,120 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

11.	See also Note 20 regarding to issuance of shares and warrants subsequent to balance sheet date.

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS 123 and EITF 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”:

1.

In 2002, the Company issued 259,539 options to non-employee in respect of services rendered.  The aggregate fair value of the options was $1,058 based on the Black & Scholes option model with the following assumptions: (1) contractual life of 3-10 years, (2) no dividend yield, (3) expected volatility of 75% - 93% and (4) risk free interest rate of 2.5%.

2.

In 2003, the Company issued 261,203 options to non-employee in respect of services rendered.  The aggregate fair value of the options was $927 based on the Black & Scholes option model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 82% - 86% and (4) risk free interest rate of 2.5%.

Note 14 - Shareholders’ Equity (cont’d)

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

2.

In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

In February 2002, the Company’s Board of Directors approved an increase of the number of available options by 150,000 and in July 2002 by a further 600,000.

In March, July and September 2003, the Company’s Board of Directors approved an increase of 375,000, 550,000 and 500,000 shares, respectively, to be reserved under the Company’s share option plan.

C.	Stock option plans

On November 17, 2003, the Company’s Board of Directors approved an increase of 500,000 shares to be reserved under the Company’s share option plan.  This increase is subject to shareholders approval if an exemption from Nasdaq is not obtained.

The vesting period for the options ranges from immediate vesting to ratable vesting over a ten- year period.  The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of the grant.  Those options will expire up to ten years after the date of the grant.  Any options which are forfeited or cancelled before expiration become available for future grants.

Note 14 - Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

3.

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

On March 28, 2003, the Board of Directors approved to extend the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options for an additional period of 6 months starting May 2003.

On October 28, 2003, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, only for the employees of Inter-Card group, for the period commencing November 2003 and ending July 2004.

As of December 31, 2002 and 2003, 225,346 and 621,768 options respectively, have been granted in respect of the above mentioned grant.  The exercise price per share for such options is equal to the par value of the ordinary shares of the Company.

4.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors and recorded compensation expenses of $309, $1,608 and $1,897 in the years ended December 31, 2001, 2002 and 2003, respectively, according to the intrinsic value of the above options.

The Company applies SFAS No. 123 in respect of options granted to consultants and recorded compensation expense of $0, $1,058 and $927 in the years ended December 31, 2001, 2002 and 2003, respectively, related to the above options according to the Black & Scholes model.

Note 14 - Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s and subsidiaries stock-based employee compensation cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Year ended December 31

	2001	2002	2003

Net loss as reported	$(11,684)	$(6,248)	$(3,567)
Deduct: Compensation expense according to APB 25 included in the reported net loss	309	1,608	1,897

Add: Application of compensation expenses according to SFAS No. 123	(1,464)	(4,239)	(2,758)

Pro forma net loss	$(12,839)	$(8,879)	$(4,428)

Basic and diluted net loss per share:
As reported	$(7.49)	$(3.76)	$(1.52)

Pro forma	$(8.23)	$(5.34)	$(1.88)

The fair value of each option granted is estimated on the date of grant, using the Scholes-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 5%, 2.5% and 2.5% for December 31, 2001, 2002 and 2003, respectively.

3.	Estimated expected lives of 3.37 years for all periods.

4.

Expected average volatility of 64%, 82% and 86% for December 31, 2001, 2002 and 2003, respectively which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the Nasdaq National Market.

Note 14 - Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2001, 2002 and 2003 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - January 1, 2001	82,447	$66.10
Options granted	87,935	28.30
Options cancelled or forfeited	(7,512)	53.90
Options exercised	(1,467)	0.10

Outstanding – December 31, 2001	161,403	46.70
Options granted	838,971	4.61
Options cancelled or forfeited	(6,885)	50.18
Options exercised	(227,845)	0.57

Outstanding – December 31, 2002	765,644	14.30
Options granted	1,585,669	1.59
Options cancelled or forfeited	(90,546)	30.62
Options exercised	(817,356)	0.41

Outstanding – December 31, 2003	1,443,411	7.15

Exercisable as of:
December 31, 2001	64,963	$45.20

December 31, 2002	549,560	$13.20

December 31, 2003	799,136	$9.06

Note 14 - Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2003:

	Options outstanding			Options Exercisable

Range of exercise price	Number outstanding as of December 31 2003	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31 2003	Weighted Average Exercise price

$0-0.02	236,194	5.02	0.02	203,349	0.02
2.75	475,667	4.64	2.75	176,917	2.75
3.25-4.78	168,600	4.78	4.10	-	-
5.75-7.03	148,100	4.18	6.41	20,600	6.39
8.21-9.89	310,270	7.37	8.27	305,010	8.28
16.2-17.99	9,000	2.09	16.60	8,800	16.57
25.92	2,500	1.51	25.92	2,500	25.92
29.70-30.50	48,680	3.85	29.90	43,620	29.90
39.13	3,600	2.91	39.13	3,600	39.13
60.00-62.10	27,000	0.77	62.10	27,000	62.10
68.80-72.10	3,965	0.30	70.20	1,725	71.15
95.00-102.90	9,835	3.62	102.25	6,015	102.50

	1,443,411	5.11	7.15	799,136	9.06

The amounts of deferred stock compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $0, $2,182 and $2,039 for options granted in the years ended December 31, 2001, 2002 and 2003, respectively, are included in shareholders’ equity and are being amortized over the vesting periods of the respective options in accordance with APB 25.

As of December 31, 2003, the number of options available for grant was 344,283.

Note 14 - Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2001, 2002 and 2003 were:

	For exercise price on the grant date that:

	Equals market price			Exceeds market price			Less than market price

	Year ended December 31			Year ended December 31			Year ended December 31

	2001	2002	2003	2001	2002	2003	2001	2002	2003

Weighted average exercise prices	$28.3	$7.7	$4.52	$-	$14.0	$-	$-	$0.3	$1.24
Weighted average fair values on grant date	$16.5	$2.5	$3.01	$-	$2.3	$-	$-	$8.5	$3.64

D.	Warrants

The Company issued warrants in respect with investments made in the Company. The number of warrants issued by the Company as at December 31, 2003 and 2002 were 1,553,957 and 143,432 respectively , with a per share weighted average exercise price of $5.95 and $9.609 respectively.

E.	Employee Share Purchase Plan

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

F.	Dividends

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

Note 15 - Other Expenses

A.	In 2001, the Company recorded a loss of $340 in respect of the dissolution of a subsidiary in the InterCard Group.

B.

During 2001, the Company intended to conduct a Public Offering on NASDAQ, however, during the year, the Board of Directors decided to cancel the issuance of its planned format.  The Company included the expenses involved with the aborted public offering in the amount of $1,581 in the consolidated statements of operations in the item other expenses, net.

The amounts included in 2002 and 2003, relates primarily to costs associated with the registration of the Company’s shares on NASDAQ.

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

Note 16 - Income Taxes (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont’d)

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

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest. Management believes that the Company is in compliance with the above mentioned conditions as of December 31, 2003.

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

Note 16 - Income Taxes (cont’d)

E.

As of December 31, 2003, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $31,000.  Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.  The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt, and accordingly, no deferred tax asset has been recorded. Carryforward losses relating to non-Israeli companies, mainly in Germany, approximate $1,600.  Carryforward losses in Germany may be carried forward indefinitely and may be offset against future taxable income.  Since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforwards will not be utilized in the foreseeable future.  Therefore, the Company has recorded a valuation allowance of $886 as of December 31, 2003 (2002 - $840)

F.	Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

G.	Income tax expense (benefit) presented in the consolidated statements of operations is derived from taxable income in the South African and American subsidiaries and is for current taxes.

H.	Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

I.

The main reconciling item between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating carryforward losses due to the uncertainty of the realization of such tax benefits.

Note 17 - Related Party Balances and Transactions

A.	Balances

	December 31

	2002	2003

Assets
Trade receivables	$39	$54

Liabilities
Trade payables	27	29
Long-term loan (including current portion)	429	$-

B.	Transactions

	Year ended December 31

	2001	2002	2003

Revenues	$1,833	$136	$102
Costs and expenses	214	101	76
Other income	-	165	-

Note 18 - Geographic Information and Major Customers

In accordance with SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”, the Company is organized and operates as one business segment, the design and development of contactless microprocessor-based smart card systems.

	Year ended December 31

	2001	2002	2003

Revenues by geographical areas of end customers
North America	$1,704	$1,960	$1,901
Far East	1,923	492	132
Africa	1,171	2,363	2,978
Europe	14,284	12,097	13,025
South America	87	155	59

Total export	19,169	17,067	18,095
Domestic (Israel)	719	896	1,500

	$19,888	$17,963	$19,595

	December 31

	2002	2003

Long lived assets by geographical areas
Israel	$5,836	$5,024
Germany	6,503	6,397
Other	116	57

	$12,455	$11,478

Note 19 - Subsequent Events

Following a private placement agreement signed on October 23, 2003, the Company signed on January 7, 2004, a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration for $315.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

	By:	/s/ Oded Bashan

Oded Bashan Chief Executive Officer and Chairman of the Board

	By:	/s/ Guy Shafran

Guy Shafran Chief Financial Officer

Date: April 2 , 2004

EXHIBIT 4

          Material agreements (incorporated by reference to Exhibits 10.1—10.49 to our Amendment No. 1 to Registration Statement on Form F-1, no. 333-108770).

Exhibit No.	Description

10.1	Original Section 102 Share Option Plan of the Registrant.**

10.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.*

10.3	Employment Agreement, dated as of July 1, 1999, by and between Oded Bashan and the Registrant. **

10.4	Employment Agreement, dated as of July 1, 1999, by and between Ronnie Gilboa and the Registrant. **

10.5	Employment Agreement, dated as of June 4, 2000, by and between Guy Shafran and the Registrant. **

10.6	Employment Agreement, dated as of July 1, 1999, by and between Moshe Aduk and the Registrant. **

10.7	Employment Agreement, dated as of July 1, 1999, by and between Nehemya Itay and the Registrant. **

10.8	Employment Agreement, dated as of August 23, 1998, by and between Ohad Bashan and OTI America, Inc. **

10.9	PC 3 SCOS License Agreement, dated as of July 3, 1995, by and between Personal Computer Card Corporation and the Registrant, as amended on November 1, 1997, August 24, 1998 and March 17, 1999, and extended by letter agreement dated September 12, 2000. †**

10.10	Software Escrow Agreement, dated as of March 16, 1999, by and among Personal Cipher Card Corporation, Fort Knox Escrow Services, Inc. and OTI America, Inc.

10.11	License and Cooperation Agreement, dated as of May 18, 1998, between Samsung Electronics Co. Ltd. and the Registrant.

10.12	Acquisition Agreement, dated as of December 29, 1999, by and among City Smart Ltd., Wong Ching Shan, City Smart (Australia) PTY Ltd. and the Registrant.

10.13	Shareholders Agreement, dated as of February 2, 2000, by and among Ocean Wonder Ltd., Sailor Group Ltd., Cheung Kong Infrastructure Holdings Ltd. and the Registrant.

10.14	Acquisition Agreement, dated as of January 28, 2000, by and among Softchip Israel Ltd., Softchip Technologies (3000) Ltd., Yael Cohen, Michael Cohen and the Registrant.

10.15	Acquisition Agreement, dated as of June 15, 2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.

10.16	Put Option Agreement, dated as of June 15, 2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.

10.17	Call Option Agreement, dated as of June 15, 2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.

10.18	Share Pledge Agreement, dated as of June 15, 2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.

10.19

Escrow Agreement with Respect to the Share Purchase Agreement, dated as of June 15, 2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.

10.20	Escrow Agreement with Respect to the Option Agreements, dated as of June 15, 2000, Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership and the Registrant.

10.21	General Term and Conditions of Sale of OTI.

10.22	Lease, dated as of June 27, 1995, by and between the Israel Lands Authority and the Registrant.

Exhibit Description

10.23     Development Agreement, dated as of December 7, 1998, by and between the Israel Lands Authority and the Registrant.**

10.24     Distribution agreement, dated as of February 2, 2000, between e-Smart System Inc. (formerly Sailor Group Limited) and the Registrant.*

10.25     2001 Employee Share Purchase Plan of the Registrant.*

10.26     2001 Share Option Plan of the Registrant.*

10.27     Amendment dated September 20, 2001 to Put Option Agreement, dated as of June 15, 2000, by and among Manfred Weise, Dennis Robert Weise, Patrick Norbert Weise, a civil partnership, and the Registrant. **

10.28     Consulting Agreement dated as of March, 2002 between the Registrant and Dionysos Investments Ltd.**

10.29     Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.*

10.30     Non-Exclusive Financial Advisor Agreement, dated as of June 18, 2002, between Broadband Capital Management LLC and the Registrant.**

10.31     Consulting Agreement, dated May 14, 2002 between Rockwood, Inc. and the Registrant.**

10.32     Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. **

10.33     Agreement Relating to Termination of Certain Business Contacts, dated as of June 22, 2002 between E-Smart System Inc. and the Registrant.**

10.34     Subscription Agreement (for 50,000 shares), dated as of June 27, 2003, by and between Goldstrand Investment Inc. and the Registrant. ***

10.35     Subscription Agreement (for Additional 100,000 shares subject to the effectiveness of the registration statement), dated as of June 27, 2003, by and between Goldstrand Investment Inc. and the Registrant. ***

10.36     Agreement and Amendment, dated as of September 4, 2003, by and among Goldstrand Investment Inc., Seth Fireman and the Registrant. ***

10.37     Registration Rights Agreement, dated June 27, 2003 by and between Goldstrand Investments Inc. and the Registrant. ***

10.38     Warrant, dated as of July 14, 2003, for the benefit of Goldstrand Investment Inc. ***

10.39     Irrevocable Proxy, dated as of June 27, 2003, for the benefit of Oded Bashan. ***

10.40     Stock and Warrant Purchase Agreement, dated as of July 10, 2003, by and between Herald Investment Trust PLC and the Registrant. ***

10.41     Subscription Agreement, ,dated as of July 10,, 2003 by and between Herald Investment Trust PLC and the Registrant. ***

10.42     Registration Rights Agreement, dated as of July 10, 2003, by and between Herald Investment Trust PLC and the Registrant. ***

10.43     Warrant, dated as of July 10, 2003, for the benefit of Herald Investment Trust PLC. ***

10.44     Financial Advisor Agreement, dated as of July 11, 2003 by and between Sands Brothers International Ltd. and the Registrant. ***

10.45     Warrant, dated as of July 11, 2003, for the benefit of Sands Brothers International Ltd. ***

10.46     Warrant, dated as of July 11, 2003, for the benefit of Sands Brothers International Ltd. ***

10.47     Warrant, dated as of July 11, 2003, for the benefit of Alpine Capital Partners, Inc. ***

10.48     Note and Warrant Purchase Agreement dated September 8, 2003, among Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertible Fund L.P., WEC Partners LLC, and Michael H. Weiss and the Registrant. ***

10.49     Agreement and Amendment, dated as of September 24, 2003, among Platinum Partners Value Arbitrage Fund, Platinum Global Macro Fund, West End Convertible Fund L.P., WEC Partners LLC, and Michael H. Weiss and the Registrant. ****

+           Portions of this Exhibit were omitted and have been filed separately with the Secretary of the Commission pursuant to the Registrant's application requesting confidential treatment under Rule 406 of the Securities Act, filed on September 19, 2000 and supplemented on March 27, 2001.

*           Previously filed with the Company's Registration Statement on Form F-1, filed on June 14, 2002.

**         Previously filed with an amendment to the Company's Registration Statement on Form F-1, filed on September 11, 2002.

***       Previously filed with the Company's Registration Statement on Form F-1, filed on September 12, 2003.

****     Previously filed with an amendment to the Company's Registration Statement on Form F-1, filed on November 24, 2003.

EXHIBIT 10.1

CONSENT OF INDEPENDENT AUDITORS

          We consent to the incorporation by reference in the Registration Statements Form S-8 (File No. 333-90496) pertaining to the On Track Innovations Ltd. 2001 Share Option Plan, 2001 Employee Share Purchase Plan and 1995 Share Option Plan, and Form F-3 (File No. 333-111770) of On Track Innovations Ltd. and its subsidiaries and in the related Prospectus of our report dated March 28, 2003 with respect to the consolidated financial statements of On Track Innovations Ltd. and its subsidiaries included in this Annual Report on Form 20-F for the year ended December 31, 2003.

April 1, 2004	Luboshitz Kasierer

Tel-Aviv, Israel	An affiliate member of Ernst & Young International

EXHIBIT 10.2

CONSENT OF INDEPENDENT AUDITORS

          We consent to the incorporation by reference in the Registration Statement on Form S-8, pertaining to the On Track Innovations Ltd. 2001 Share Option Plan, 2001 Employee Share Purchase Plan and 1995 Share Option Plan of our report dated March 19, 2004 with respect to the consolidated balance sheet of On Track Innovations Ltd. and its subsidiaries (the “Company”) as of December 31, 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

Somekh Chaikin

A member of KPMG International

Tel Aviv, March 31, 2004

EXHIBIT 31.1

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

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 2, 2004

By:	/s/ Oded Bashan

Oded Bashan Chief Executive Officer of the Company

EXHIBIT 31.2

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

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: April 2, 2004

By:	/s/ Guy Shafran

Guy Shafran Chief Financial Officer of the Company

EXHIBIT 32.1

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Oded Bashan, as Chief Executive Officer of On Track Innovations Ltd. (the “Company”) certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

          (1)          the accompanying Form 20-F report for the period ending December 31, 2003 as filed with the U.S. Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

          (2)          the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 2, 2004	By:	/s/ Oded Bashan

Oded Bashan Chief Executive Officer of the Company

EXHIBIT 32.2

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

          I, Guy Shafran, as Chief Financial Officer of On Track Innovations Ltd. (the “Company”) certify, pursuant to 18 U.S.C. § 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

          (1)          the accompanying Form 20-F report for the period ending December 31, 2003 as filed with the U.S. Securities and Exchange Commission (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

          (2)          the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 2, 2004	By:	/s/ Guy Shafran

Guy Shafran Chief Financial Officer of the Company