Form 20-F
period 2004-12-31
ON TRACK INNOVATIONS LTD
filed 2005-05-04
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

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

8,422,175 Ordinary Shares, NIS 0.1 nominal value.

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

        The following selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from the audited consolidated financial statements of On Track Innovations Ltd. (together with its subsidiaries, the “Company” or “OTI”) set forth elsewhere in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5.  Operating and Financial Review and Prospects,” included elsewhere in this annual report.

        Effective as of June 17, 2002, we consummated a one to ten reverse split of our ordinary shares, such that each ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value. All shares, per share, warrants and options amounts in the consolidated financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31
	2000	2001	2002	2003	2004
	(In thousands, except share and per share data)

REVENUES
Products	$12,498	$18,217	$15,492	$17,245	$19,120
Non-recurring engineering	89	500	952	284	433
Licensing and transaction
fees	62	495	651	808	2,237
Customer service and
technical support	428	676	868	1,258	1,362

Total revenues	13,077	19,888	17,963	19,595	23,152

COST OF REVENUES
Products	6,405	10,727	8,740	8,678	11,853
Non-recurring engineering	89	20	216	109	183
Customer service and
technical support	332	491	546	691	763

Total cost of
revenues	6,826	11,238	9,502	9,478	12,799

Gross profit	6,251	8,650	8,461	10,117	10,353

OPERATING EXPENSES
Research and development	4,947	6,768	4,459	3,159	3,544
Less – participation by the
Office of the Chief
Scientist	1,031	599	1,103	853	394

Research and development,
net	3,916	6,169	3,356	2,306	3,150
Selling and marketing	7,030	6,585	3,869	4,092	6,010
General and administrative	3,656	4,668	5,183	5,853	6,549
Amortization of goodwill
and intangible assets	472	1,124	161	188	261
Other expenses	599	340	-	-	-

	Year ended December 31
	2000	2001	2002	2003	2004
	(In thousands, except share and per share data)

Expenses relating to
raising of capital
and exchange of
subsidiary's employees
equity interest of the
Company					3,227

Total operating
expenses	15,673	18,886	12,569	12,439	19,197

Operating loss	(9,422)	(10,236)	(4,108)	(2,322)	(8,844)

Financial income (expenses), net	819	71	41	(897)	(287)
Other income (expenses), net	-	(1,581)	(1,955)	(244)	29

Loss before taxes
on income	(8,603)	(11,746)	(6,022)	(3,463)	(9,102)
Tax benefit (expenses)	58	47	(207)	(104)	(173)

	(8,545)	(11,699)	(6,229)	(3,567)	(9,275)

Minority interests	250	15	(19)	-	-

Net loss	$(8,295)	$(11,684)	$(6,248)	$(3,567)	$(9,275)

Basic and diluted net loss per
ordinary share	$(5.60)	$(7.49)	$(3.76)	$(1.52)	$(1.33)

Weighted average number of ordinary
shares used in computing net loss
per ordinary share - basic and
diluted	1,480,494	1,559,490	1,661,170	2,354,254	6,972,878

	As of December 31
	2000	2001	2002	2003	2004

Balance Sheet Data:
Cash and cash equivalents	$15,598	$6,030	$2,145	$9,712	$23,917
Total current assets	29,070	17,048	10,821	18,884	39,423
Total assets	37,831	29,962	24,019	31,268	52,003
Total liabilities	14,627	15,592	12,978	11,965	13,311
Long term loans, net of current maturities	2,463	4,751	4,006	3,121	2,018
Total shareholders' equity	23,204	14,370	11,041	19,303	38,692

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR FULL YEAR LOSSES AT LEAST THROUGH 2005.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $8.3 million in 2000, $11.7 million in 2001, $6.2 million in 2002, $3.6 million in 2003 and $9.3 million in 2004. We expect to incur full year losses at least through 2005 as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

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

        In 2002, 2003 and 2004, 22%, 28% and 16%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

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

SOME OF OUR AGREEMENTS MAY IN THE FUTURE RESTRICT OUR ABILITY TO TAKE ACTIONS THAT WE THEN BELIEVE TO BE DESIRABLE.

        In some of our agreements with suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods ranging from several months to several years. For example, our agreement with Samsung concerning the development and manufacture of a particular type of microprocessor chip that we refer to as a “monochip” requires us not to sell that microprocessor chip to the existing customers of Samsung. In addition, in some markets we sell our products through distributors who, in general, have exclusive distribution rights in that market if sales quotas are met.

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

IF THERE IS A SUSTAINED INCREASE IN DEMAND FOR MICROPROCESSORS, AVAILABILITY MIGHT BE LIMITED AND PRICES MIGHT INCREASE.

        Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. Increased demand for, or limited availability of, microprocessors could substantially increase the cost of producing our products. Because some of our customer contracts have fixed prices, we may not be able to pass on any increases in costs to these customers, and consequently our profit margin could be reduced.

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

        Our quarterly revenues and operating results have varied in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include:

—	the size and timing of orders placed by our customers, particularly in government projects. Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000.

—	the fact that our rental and financing expenses are fixed and we may not be able to reduce them in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

—	the tendency of our clients to place orders for products toward the last quarter of their financial year.

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

IN THE PAST FIVE YEARS WE HAVE ACQUIRED SEVERAL COMPANIES OR GROUPS OF COMPANIES AND WE INTEND TO CONTINUE TO PURSUE STRATEGIC ACQUISITIONS IN THE FUTURE. THE FAILURE TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES AND BUSINESSES OR TO ACQUIRE NEW COMPANIES AND BUSINESSES MAY HARM OUR FINANCIAL PERFORMANCE AND GROWTH.

        In the past five years we have acquired the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic GmbH (“InterCard Systemelectronic”), a German company that provides OEM and electronics manufacturing services, and, most recently, ASEC Spolka Akcyjna (“ASEC”), a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies. We paid for all four of these acquisitions through the issuance of our ordinary shares. These and future acquisitions could result in:

—	difficulties in integrating our operations, technologies, products and services with those of the acquired companies;

—	difficulty in integrating operations that are spread across significant geographic distances;

—	diversion of our capital and our management's attention away from other business issues;

—	potential loss of key employees and customers of companies we acquire;

—	increased liabilities as a result of liabilities of the companies we acquire; and

—	dilution of shareholdings in the event we acquire companies in exchange for our shares.

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

WE ARE SUSCEPTIBLE TO CHANGES IN INTERNATIONAL MARKETS AND DIFFICULTIES WITH INTERNATIONAL OPERATIONS COULD HARM OUR BUSINESS.

        Over the last five years, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	North America	South America	Israel

2000	8	56	13	19	1	3
2001	6	72	10	9	*	3
2002	13	67	3	11	1	5
2003	15	66	1	10	*	8
2004	11	65	6	11	*	7

* Less than 1%

        Our ability to maintain our position in existing markets and to penetrate new, regional and local markets, is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

        In addition, there are inherent risks in these international operations which include:

—	changes in regulatory requirements and communications standards;

—	required licenses, tariffs and other trade barriers;

—	difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

—	difficulties in staffing and managing international operations;

—	potentially adverse tax consequences; and

—	the burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

        If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

BECAUSE WE REPORT IN DOLLARS WHILE A PORTION OF OUR REVENUES AND EXPENSES ARE INCURRED IN OTHER CURRENCIES, CURRENCY FLUCTUATIONS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in NIS and the majority of the expenses of our German InterCard Systemelectronic subsidiary in Euros. To the extent that we and our subsidiaries based in Israel and Germany conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities are not necessarily in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations also could be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the NIS.

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

        Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States and in Europe require certification of compliance with regulations of the Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

        In addition, prior to purchasing our products, some customers may require us to receive or obtain a third party certification, or occasionally certify ourselves, that our products can be integrated successfully into their systems or comply with applicable regulations. Receipt of third party certifications may not occur in a timely manner or at all. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications. Failure to receive third party certifications could render us unable to deploy our products in a timely manner or at all.

OUR PRODUCTS MAY CONTAIN DEFECTS THAT ARE ONLY DISCOVERED AFTER THE PRODUCTS HAVE BEEN DEPLOYED. THIS COULD HARM OUR REPUTATION, RESULT IN LOSS OF CUSTOMERS AND REVENUES AND SUBJECT US TO PRODUCT LIABILITY CLAIMS.

        Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required the distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking of kiosks to financial and parking databases, collection of data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing of parking transactions. Any defects in our products could result in:

—	harm to our reputation;

—	loss of, or delay in, revenues;

—	loss of customers and market share;

—	failure to attract new customers or achieve market acceptance for our products; and

—	unexpected expenses to remedy errors.

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

TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

        Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the sales of our products.

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

        Trading in shares of companies listed on the Nasdaq National Market and the Prime Standard Segment of the Frankfurt Stock Exchange in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

        Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

OUR SHARE PRICE COULD BE ADVERSELY AFFECTED BY FUTURE SALES OF OUR ORDINARY SHARES.

        As of April 30, 2005, we have outstanding 8,854,980 ordinary shares, warrants to purchase 1,065,748 additional ordinary shares at a weighted average exercise price of $13.20 per share and options to purchase 3,297,057 additional ordinary shares at a weighted average exercise price of $7.74 per share. During 2004, we filed several registration statements registering the resale of a total of 6,479,016 ordinary shares, including ordinary shares issuable upon exercise of options and warrants and shares that may be issuable pursuant to the earn-out provisions of the share purchase agreement that we entered into with Nextel in connection with the ASEC acquisition. We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

WE CANNOT PREDICT THE FURTHER IMPACT ON THE PRICE OF OUR ORDINARY SHARES FOLLOWING OUR RESTATEMENT IN AUGUST 2002 OF CERTAIN OF OUR FINANCIAL STATEMENTS OR THE EXTENT OF THE POTENTIAL CLAIMS THAT MAY BE ASSERTED AGAINST US.

        We reevaluated our accounting treatment of certain past transactions and restated our financial statements for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001. We filed our restated financial statements in accordance with requirements in Germany where our ordinary shares were listed at that time. The market for our ordinary shares in Germany was adversely affected by our restatement and the adverse effect in Germany may have an adverse impact on the value of our ordinary shares listed on the Nasdaq National Market. Our share price may be adversely affected by the threat of litigation based upon our restatement and the recovery by plaintiffs in any litigation actually commenced against us.

IF OUR ORDINARY SHARES ARE EVER CONSIDERED A PENNY STOCK, ANY INVESTMENT IN OUR ORDINARY SHARES WILL BE CONSIDERED A HIGH-RISK INVESTMENT AND BECOME SUBJECT TO RESTRICTIONS ON MARKETABILITY.

        If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed a “penny stock” for the purposes of the Exchange Act. The bid price of our ordinary shares as of April 30, 2005 was $11.75 but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

OUR SHAREHOLDERS COULD EXPERIENCE DILUTION OF THEIR OWNERSHIP INTEREST BY REASON OF OUR ISSUING MORE SHARES THAT ARE PURCHASED BY THIRD PARTIES.

        Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholders approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties. The weighted average price per share at which we sold shares during 2003 and during 2004 was $4.40 and $11.64, respectively. In addition, we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

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

OUR CONCENTRATION OF VOTING POWER WILL LIMIT YOUR ABILITY TO INFLUENCE OR CONTROL CORPORATE ACTIONS.

        Oded Bashan currently has the right to vote approximately 12.74% of our outstanding shares by reason of his ownership of 934,925 of our outstanding shares and his holding proxies to vote 287,388 additional ordinary shares that are owned by others. He therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in the shareholders’ meetings may influence the outcome of such meetings.

OUR UNITED STATES INVESTORS COULD SUFFER ADVERSE TAX CONSEQUENCES IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY.

        We cannot assure you that we will not be treated as a passive foreign investment company for 2004 or future years. We could be a passive foreign investment company if 75% or more of our gross income in a taxable year is passive income. We would also be a passive foreign investment company if at least 50% of the average value, or possibly the adjusted bases of our assets in particular circumstances, of our assets in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of our U.S. shareholders may be subject to adverse tax consequences.

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

        We are entitled to tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (34% in 2005, 32% in 2006 and 30% in 2007 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plants and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business. The authority of the Investment Center Administration under the Law for Encouragement of Capital Investments, 1959, to approve new programs will expire on December 31, 2007. Accordingly, requests for new programs or expansions that are not approved by December 31, 2007 will not confer any tax benefits, unless the term of the law is extended. The termination or reduction of these tax benefits could harm our results of operations.

IT MAY BE DIFFICULT TO ENFORCE A UNITED STATES JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS OR TO ASSERT UNITED STATES SECURITIES LAW CLAIMS IN ISRAEL.

        We are incorporated in Israel. Most of our executive officers and directors and the Israeli experts named in this prospectus are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

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

        Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel. Our telephone number is 011-972-4-686-8000. In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a New Jersey corporation. OTI America, Inc. is located at 2 Executive Drive Suite 740, Fort Lee, New Jersey 07024, and its telephone number is 1 (201) 944-3233. Copies of this annual report and other documents incorporated herein by reference can be obtained on our website, www.otiglobal.com, or upon request from our Director of Corporate Communication, Ms. Galit Mendelson, at the following telephone number: 1 (201) 944-5200 (#111).

        On December 30, 1999, we acquired all of the outstanding shares of City Smart Ltd., a Hong-Kong based systems integrator in exchange for 6,686 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $451,300). On January 28, 2000, we acquired all of the outstanding shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., each an Israel-based developer and designer of microprocessors and operating systems for smart cards, in exchange for 12,119 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $1.3 million). On February 2, 2000, we entered into an agreement with an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Ltd., a Hong Kong-based infrastructure company, to establish the e-Smart System joint venture in Hong Kong to, among other things, be the exclusive distributor for our products in Greater China. In connection therewith, we contributed $3.1 million to the joint venture. On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, Intercard Kartensysteme GmbH and InterCard Systemelectronic GmbH, the former of which is a systems integrator for smart card systems and the latter of which is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million. In June 2004, we sold our 50% stake in our e-Smart System joint venture to our partner. On October 1, 2004 we completed the acquisition of ASEC, a Polish company that develops, manufactures and markets card readers and reader modules , for a purchase price of approximately $1.6 million, which was paid through the issuance of 186,264 of our ordinary shares. In addition, the ASEC share purchase agreement provides for the payment of up to an additional $350,000 to Nextel in the event that specified performance criteria are met by ASEC for the years ended December 31, 2004 and 2005. In October 2004, we sold our InterCard Kartensysteme subsidiary for approximately $2.5 million. For additional information concerning these transactions, see “C.  Organizational Structure” below, and note 7 to our consolidated financial statements included elsewhere in this annual report.

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

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer four lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our four complete system product lines include:

—	Micropayments Solutions, including the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system;

—	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems;

—	Smart ID Solutions, for both personal identification and credentialing purposes; and

—	Campus Systems.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and e-passport/national ID, and is being developed for other markers, such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as a gasoline management system for fleet managers and an electronic parking payment system..

        Our products offer the following benefits:

—	The information stored on a card and transferred between the card and the reader is secure.

—	Our products provide for a reliable transfer of information to and from a card.

—	Our cards are durable, easy to use and take a variety of forms, including key chains, tags, stickers and wristwatches.

—	Our products are easy to install and maintain.

—	Our products enable the transition from other card technologies to our contactless microprocessor-based technology.

—	Our products support multiple, independent applications on the same card.

        We intend to enhance our position in the design and development of contactless microprocessor-based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through relationships with other parties, such as Mastercard International and Beyond Petroleum (formerly known as British Petroleum), and we aim to generate additional revenues from transaction fees and ongoing payments for customer support.

        We market our technologically advanced products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, Inc., located in Fort Lee, New Jersey, and carried out through our subsidiaries in Israel, America, Europe and Africa.

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

        The developers of contactless microprocessor-based smart cards face the following significant challenges:

—	Support of ISO standards. The International Standard Organization, or ISO, is in the process of approving standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443. Currently, two separate types of standards – Type A and Type B – are undergoing approval by ISO. Because both standards are currently being used, only readers that can support both standards offer users the flexibility to use smart cards based on either standard.

—	Transfer of power to the card. Most providers of contactless smart card systems use a technology called resonant circuitry to create a magnetic field between the card and reader through which power is transferred to the card. Current limitations of resonant circuitry technology make this technology impractical for providing sufficient power to a microprocessor-based smart card in a contactless system.

—	Support of existing card-based infrastructure. Because of the large existing base of contact-based systems, there is demand for technologies that can support both contact and contactless applications with the same equipment. However, combined contact and contactless cards have traditionally contained two chips, one for use by contact-based systems and one for use by contactless-based systems. The use of two chips increases the cost of the card and the likelihood of discrepancies between the information stored on each chip by different applications. The use of two chips also limits the level of security to the level offered by the ASIC chip. We believe that the shortcomings of these dual contact/contactless cards create a need for a single chip that can work with both contact and contactless systems. There have been attempts, principally by some of the larger chip manufacturers, to develop a technology that uses a single chip, but we are unaware of any successful commercial implementation of this technology by anyone other than us.

        Despite the challenges discussed above, contactless smart cards offer considerable advantages over traditional contact-based smart cards including:

—	Speed. Transaction time in contactless systems is shorter than in contact systems because it is not necessary to insert the card in, or swipe it through, a reader or otherwise position it in any specific direction. As a result, for systems that need to handle a large number of users over a short period of time, such as mass transit systems, contactless systems provide considerable time savings when aggregated over a large number of users while users save time on each of their transactions.

—	Convenience. Contactless systems simplify the way transactions are executed. For example, a shopper can pay for goods in a retail outlet simply by positioning a wallet containing a contactless smart card in close proximity to a reader positioned at the check-out, without the need to withdraw the card from the wallet.

—	Variety of forms. Because contactless smart cards do not need to fit into a slot in a reader, they can take a wider array of forms desired by smart card users and providers, such as key chains, tags, wristwatches and other forms.

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

—	Combining the advantages of contactless systems and microprocessor-based systems.Our technology successfully combines the features of microprocessor-based cards and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to
contact cards
Faster transaction time	Shorter time to complete a	More transactions per minute
transaction
Cards do not need to be inserted or put	Easier to use and come in a	Lower maintenance costs
into readers	variety of forms
Durability	The card lasts longer	Reduce card replacement cost
Benefits of microprocessors compared to
ASIC or memory chips
Multiple applications	The card has multiple uses	Generates revenues from
additional applications
Enhanced security	Information on the card is more	System is less vulnerable to fraud
secure

—	Ease of transition from other card systems to contactless microprocessor-based systems. We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure. For example, as part of a project for SmartStop, we upgraded standard point-of-sales and gaming machines that supported only magnetic strip and coins to support contactless microprocessor-based smart cards.

—	Ease of transition from contact-based microprocessors to contactless microprocessors. Chip manufacturers and operating system providers can use our technology to upgrade their off the- shelf products to support both contact and contactless operations. This can be done by combining our technology with our customer’s microprocessor, enabling the microprocessor to support contact and contactless operations. By applying our patented hardware, customers can save months of development time and reduce the time to market for their products.

—	Support of multiple standards. Our readers are capable of supporting ISO 14443 Type A and Type B standards. Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

        Our goal is to be the leading provider of contactless microprocessor-based smart card products. Key elements of our strategy for achieving this goal include:

—	Enhance technological position. We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers. In the future, we intend to achieve an in-house capability to design microprocessors and operating systems for smart cards.

—	Expand global market presence. Our sales and marketing effort is currently directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey. We market our product through a global network of marketing subsidiaries in Israel, America, Europe and Africa. We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

—	Increase focus on generating high-margin, recurring revenues. We currently derive most of our revenues from one-time payments for our products and technologies. We intend to generate additional revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions effected in systems that contain our products. For example, we have entered into such fee arrangements with respect to our parking systems in Israel and our gasoline management systems in South Africa. By reducing customers’ up-front payments or deferring payment for our products in return for receiving on-going participation in the revenue they generate for the customer, we are able to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

—	Leverage existing relationships and seek new relationships. We have entered into relationships with Xerox to cover the U.S. public library and higher education markets, and Beyond Petroleum, or BP (formerly known as British Petroleum), to cover the South African petroleum market. We have entered into these relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products. We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

—	Leverage presence in existing industries to enter into new industries. We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used. For example, users of the gasoline management system we have sold to BP in South Africa will have in the future the option to add a payment application to their card. The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so. We plan to generate additional revenues through the sale of products required to add and operate these applications.

—	Pursue strategic acquisitions. We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing and research and development capabilities. In this way, we plan to expand our product offerings and provide more comprehensive service to our customers. Since our initial public offering in 1999, we have acquired the SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services, and ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies.

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

Power and data transmission technology

        We refer to our power and data transmission technology as “matched antenna” technology. The power, as well as the data, is transmitted to the microprocessor installed on the smart card through an electro-magnetic field generated by the reader. Our technology offers a number of key advantages:

—	Contactless smart cards can be based on microprocessors. In contrast to resonant circuitry technology, which is the predominant technology used for ASIC-based contactless smart cards, our matched antenna technology enables a reader to power a standard microprocessor embedded in the contactless card.

—	Replacing one of the components of the smart card system does not require re-tuning the system. In smart card systems based on resonant circuitry, once a component of the system is replaced the whole system needs to be re-tuned in order to function properly. This increases maintenance time and costs. Our technology allows components of the system to be replaced without any need for re-tuning, providing for easy, cost effective installation and maintenance of our products.

—	The reader does not need to be installed in close proximity to its antenna. The reader can be installed at a distance of up to 33 meters, or 100 feet, from the antenna, providing the ability to install smart card systems in harsh conditions, including potentially explosive environments such as gasoline stations. In addition, the customer can install the reader where there is easy access, facilitating installation and maintenance of the reader.

Antenna interface

        Our antenna interface technology enables a single microprocessor to connect, or interface, with both contact and contactless readers. We refer to this as a “dual interface” feature. This enables customers with existing contact systems to gradually transition to contactless cards, rather than incurring up-front all the costs of replacing the contact system with a contactless system. We have developed the following two methods of implementing our dual interface feature:

—	Adding our antenna interface chip. The chip can be added to standard microprocessor-based contact cards, allowing the card to operate as a contactless smart card, in addition to being a contact card. This can be implemented within a relatively short period of up to three months, which reduces our customers’ time to market.

—	Integrating an antenna interface into the microprocessor. The antenna interface can be integrated into a microprocessor, which reduces the cost of manufacturing dual interface cards once manufacturing levels reach significant volumes of chips. At that point, the additional upfront cost of engineering work required in order to successfully integrate the two components – the microprocessor and the antenna interface –into one chip, is offset by the fact that only a single component is required. This is referred to as a monochip.

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

Communications technology

        We have developed a unique communications technology that includes:

—	a set of rules, or a protocol, that is designed to ensure that information is properly transmitted from the reader to the card, and vice versa;

—	an additional layer of coding that makes the transmission of information more difficult to intercept and read; and

—	a technique that reduces the effect of background interference on the quality of the transmission.

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

Products

The OTI Platform

        Substantially all of our products are based on a common platform, which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of:

—	smart cards, which can take a variety of forms including tags, stickers, wristwatches, key chains and plastic credit card-sized cards;

—	smart card readers;

—	software that enables the development of applications on contactless microprocessor-based smart cards; and

—	a method of communications that regulates the transmission of data between a contactless smart card and a reader.

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

Our Products

Our products consist of:

Micropayments Solutions.

        We typically design our micropayments solutions while teaming up with financial institutions and back office providers. These solutions offer a cashless system and loyalty program for small purchases, such as fast food, gasoline and movie tickets. Our micropayments solutions include the following:

—	PayPass™. An OTI micropayments solution is supplying key components of the technology behind MasterCard International’s PayPass™, a new contactless card payment program that can be utilized at any of MasterCard’s more than 29 million acceptance locations around the world. We commenced sales of micropayments solutions in 1998. Sales of micropayments accounted for $5.3 million (or 23%) of our revenues in 2004, $2.0 million (or 10%) of our revenues in 2003 and $2.3 million (or 13%) of our revenues in 2002.

—	E-purse (Stored Value Cards). We have developed a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

As of the date of this annual report, we have not derived revenues from sales of our E-purse product.

—	Parking payment system. Our electronic parking payment system, which we refer to as EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees. Drivers are issued contactless microprocessor-based smart cards, or EasyPark cards, to replace existing parking payment methods, including parking meters. The EasyPark card stores the amount of money, or the balance that is available for payment of parking fees. A driver can increase the balance at special self-service kiosks placed at convenient locations. Compliance with parking regulations is monitored by inspectors using specially designed hand-held terminals.

In May 1999, the EasyPark system was selected as the national parking system for Israel. During 2000, the system was widely implemented throughout Israel. We are currently marketing the EasyPark system through our global network of subsidiaries.

—	Mass transit. We have designed a product that enables efficient fare collection from a large volume of passengers in various types of mass transportation systems, such as buses and trains. The smart card serves as the passenger’s ticket. The chip in the smart card stores the passenger’s fare balance and is debited with the fare when the passenger boards or disembarks. The balance on the smart card can be increased repeatedly. Our former joint venture in Hong-Kong, e-Smart Systems, received the first commercial order for this product for installation in a mass transit system in China. Installation of the system commenced in the first quarter of 2001. In 2002 less than 2%, and in 2003 and 2004 less than 1%, of our revenues were derived from this system.

Petroleum Systems.

        Our petroleum systems include our gasoline management system, or GMS, and EasyFuel. Sales of our petroleum systems accounted for $2.9 million (or 13%) of our revenues in 2004, $4.6 million (or 23%) of our revenues in 2003, $2.5 million (or 14%) of our revenues in 2002, $1.2 million (or 6%) of our revenues in 2001 and $1.6 million (or 12%) of our revenues in 2000.

—	GMS. GMS records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance. By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, simplify payment processes, track the use of each vehicle and reduce the risk of theft or fraud. GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The information is communicated via an antenna in the vehicle’s gas tank to an antenna mounted on the fuel nozzle when the fuel nozzle is inserted into the vehicle’s gas tank, and is then transferred to the gas station computer. Disengaging the nozzle from the gas tank will immediately turn off the pump.

The following diagram illustrates a typical GMS system:

We commenced sales of GMS in 1995. GMS is being used by a number of petroleum companies, such as BP South Africa in Africa, Turcas in Turkey and Mobil in Ecuador. As of December 31, 2004, a total of approximately 900 gas stations have been equipped with GMS, including in South Africa, Turkey and Ecuador, and we have delivered GMS equipment for approximately 105,000 vehicles.

—	EasyFuel. Our wireless petroleum solutions are named EasyFuel. Similar to GMS, EasyFuel incorporates options for retail and private fleets as well as a pay-at-the-pump solution. The system monitors and expedites the fueling and payment process through a completely wireless detection and authorization system. This system is also ideally positioned for the retail petroleum market by enabling drivers to pay for gasoline at the pump, pay for other services and products at the gas station and earn loyalty points for these purchases.

Smart ID Solutions.

        Our smart identification products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information. Our smart identification products include the following:

—	e-passport/National ID. We have developed a product that supports advanced authentication methods developed by other companies. Authentication methods are required by governments for identification documentation. Biometric identification involves inputting data regarding the physical characteristics of the smart card holder, such as his fingerprints or facial impression, into the smart card. This data is stored in the smart card and compared with the actual characteristics of the smart card holder when the card is presented for identity validation. This enables governments to transition from paper-based national documentation systems to a more cost-effective paperless identification system, encompassing multiple forms of government identification such as passports, national identification cards, driver’s licenses and national health cards. In addition, we have incorporated our antenna module into a sticker. The sticker can be attached to existing paper documentation, thus converting it into a contactless smart card.

The Israeli government selected our technology and products for use in a system controlling passage between Israel and areas governed by the Palestinian Authority which will be supplied by Electronic Data Systems.

Sales of our national documentation product commenced in 2003, and accounted for $1.3 million (or 6%) of our revenues in 2004 and 1% of our revenues in 2003.

—	MediSmart. Our MediSmart product is designed to secure, process and manage medical information by providing doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history. This information can be automatically updated after each treatment. Treatment information can be automatically transferred to the insurance provider’s computer system. This product reduces costs to medical providers, provides increased security for a patient’s medical history and improve the quality and speed of service to patients. We began field tests of the product in South Africa in 2003 and the product was successfully deployed in June 2004 by CareCross Health, the leading primary heathcare provider in South Africa, and in October 2004 by HARMONIX® – Outpatient Mental health Services in the U.S.

Campus Systems.

        Our campus system provides applications such as access control, pre-paid value cards for small purchases, cafeteria access and copy machine payments on a single card. We designed our OTI campus system for use in self-contained or campus environments, including closed communities, senior citizen homes, universities, schools and corporate facilities. Each campus user is provided with a contactless smart card that provides secured access to different areas of the campus, and can include various types of e-purse applications, monitoring of time and attendance at work, vending machine functions, gasoline management and cafeteria operations.

        Our OTI campus system has been in full commercial operation in over 40 kibbutzim in Israel since 1993, more than 20 residential complexes in Hong Kong since 1997, two senior citizen homes in Israel since 1998 and a country club in Israel since 2000. We also have installed a campus system operation at a university in Germany. In January, 2001, we established a relationship with Xerox to market our campus system in the United States. Sales of our campus system accounted for $4.7 million (or 20%) of our revenues in 2004, $6.4 million (or 33%) of our revenues in 2003 and $6.8 million (or 38%) of our revenues in 2002.

        Our previously wholly-owned German subsidiary, InterCard Kartensysteme, also sells and manages campus systems, operated by cards based on a wide array of technologies, including magnetic strips, ASIC-based systems and contact microprocessor-based systems, provided by a number of companies, such as GemPlus and Cards & More GmbH. During 2004, InterCard Kartensysteme’s campus system was used in over 80 universities in Germany under the name UniCard. The primary difference between the OTI campus system and InterCard Kartensysteme’s campus system is that InterCard Kartensysteme’s campus system includes management and clearing software for closed campus environments and is based solely on contact cards.

Technology licensing

        In December 2003, we entered into an agreement with Atmel Corporation for the purpose of collaborating on the development of Mastercard’s PayPass™ contactless payment program. Atmel was selected by Mastercard to supply the secure contactless microcontroller. Under the agreement, Atmel has partnered with us to provide contactless solution expertise for PayPass™, including the operating system, application support and inlay technology. The agreement may be terminated by either party in the event of a breach of the agreement by, or the commencement of a bankruptcy, receivership or liquidation proceeding involving, the other party.

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

Customer service and technical support

        We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of nine employees consisting of seven employees located in our corporate headquarters in Rosh Pina, Israel and two in Africa. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries. The subsidiaries, in turn, provide 24-hour customer support to our customers, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee. During each of the five years in the period ended December 31, 2004, revenues derived from customer service and technical support constituted no more than 6% of our total revenue.

Customers

        We sell our products to systems integrators and service providers. Our customers can be divided into the following groups:

—	Systems integrators. Systems integrators incorporate our products into their systems, which they then sell to service providers and install for use in a specific project. Some of these systems integrators also market and distribute our products. We derived $6.0 million (or 46%) of our revenues in 2000, $3.6 million (or 18%) of our revenues in 2001, $3.9 million (or 22%) of our revenues in 2002, $5.5 million (or 28%) of our revenues in 2003 and $3.7 million (or 16%) of our revenues in 2004 from sales to systems integrators.

—	Service providers. Service providers include companies and government agencies that offer smart card services to end-users who are their customers. We derived $7.1 million (or 54%) of our revenues in 2000, $16.3 million (or 82%) of our revenues in 2001, $14.1 million (or 78%) of our revenues in 2002, $14.1 million (or 72%) of our revenues in 2003 and $19.4 million (or 84%) of our revenues in 2004 from sales to service providers.

Sales and marketing

        We have built a global network of subsidiaries through which we sell and market our products. As of December 31, 2004, we had a total sales and marketing staff of 25 employees in four locations. We market our products in the Americas through OTI America, which employs four people in sales and marketing. In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing. In Europe, we sell and market through InterCard Systemelectronic and ASEC, which together employ nine people in sales and marketing. In Israel, we sell and market through our headquarters in Rosh Pina, which employs two people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition. Our current marketing efforts include participation in trade shows and conferences, press releases, updating our web site, conducting speaking engagements and advertising in industry publications. We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

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

        Smart cards.

—	Microprocessors. The current suppliers of microprocessors for our smart cards are STM, Atmel, and Samsung. In addition, we have jointly developed with Samsung a “monochip” that integrates our antenna interface with Samsung’s microprocessor. Samsung has begun production of the monochip. In addition, through SoftChip, we are currently developing a microprocessor design for smart cards.

—	Modules. A module is a silicon plate into which the components of a microprocessor are embedded. The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and South East Asia.

—	Packaging. We package the components for our smart cards in a variety of forms, including key chains, tags, stickers and cards. The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe. Our credit card-sized smart cards are manufactured in Korea, China, Thailand and the United States.

—	Readers. We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor. The readers are assembled for us in Israel, mainly by USR Electronics Ltd.

        Operating systems.

        We have developed DVK, a smart card operating system for contact-based microprocessors, that we intend to upgrade to contactless operation and incorporate into some of our products over the next 12 months.

        Quality control

        We maintain strict internal and external quality control processes. We require that the facilities of our suppliers and manufacturing subcontractors be ISO 9001:2000 certified. ISO 9001:2000 refers to a quality assurance model established by ISO for companies that design, produce, install, inspect and test products.

        Internal manufacturing capabilities

        We currently package, test and encode our readers at our production facility in Rosh Pina, Israel. Our packaging and testing facilities are ISO 9001:2000 certified. In Rosh Pina, we also incorporate modules into credit card-sized contactless smart cards.

        InterCard Systemelectronic, our wholly-owned German subsidiary, owns a manufacturing facility in Germany for electronic devices primarily for the transportation industry and card terminals. We also manufacture card readers at the facilities of InterCard Systemelectronic.

        We have granted our former joint venture, e-Smart, an option to manufacture smart cards using our technology for sale in Greater China. We will retain exclusive rights to our technology and any smart cards manufactured by e-Smart will be required to contain modules manufactured by us. We are entitled to receive royalties at rates to be agreed upon for smart cards manufactured by e-Smart.

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

Research and development

        We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies. Accordingly, we intend to continue devoting substantial resources to research and development. We are paying royalties to the Government of Israel at a rate of 3%-5% of sales of the products in which the Government of Israel has participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval. The following table describes our research and development activities during each of the past five years:

	2000	2001	2002	2003	2004
	(Dollars in millions)

Our expenditures net of grants from the OCS	$3.9	$6.2	$3.4	$2.3	$3.2
Our net expenditures of annual revenues	30%	31%	19%	12%	14%
OCS grants	$1.0	$.6	$1.1	$.85	$.39

        Our research and development activities focus on three areas:

—	implementing our core technologies in microprocessors and readers;

—	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

—	developing new innovative technologies related to the operation of contactless microprocessor based smart cards.

        At December 31, 2004, we employed 59 persons in our research and development department. Our research and development facilities are located at our headquarters in Rosh Pina, Israel. We believe that our success is based on our experienced team of senior engineers and technicians who have on average 12 years of experience in their respective fields. Our research and development facilities are ISO 9001:2000 certified.

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

System that uses contactless smart card for
parking systems.

Dual interface technology for contact/
contactless operating in a single card
conforming to ISO 14443 Type A and B
standards.

Long range transmission of data.

Vehicle tag incorporated into a capless fuel
inlet cap.

Patents granted in the United States, Israel, Canada, Singapore,
Australia, South Africa and Hong Kong. The U.S. patent expires in 2010 and the other patents expire in 2011.
Patent granted in the United States, Israel and Australia. These patents expire in 2017. European, Canadian and Hong Kong patent applications pending. Patent Cooperation Treaty ("PCT")
application in the national phase for Germany, France, Italy,
Spain, United Kingdom and The Netherlands.
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

Easy Park Ltd.

Soft Chip

Technologies

(3000) Ltd.

InterCard

GmbH

Systemelectronic

ASEC Spolka
Akcyjna

OTI Africa Ltd. (*)

Easy Park

Israel Ltd.

On Track

Innovations Ltd.

OTI America, Inc.

91.8%(1)

100%

100%

100%

100%(4)

100%(3)

100%(2)

(1)	The remaining shares of Easy Park Ltd. are held by two investors.
(2)	Including 10% of the shares of Easy Park Israel Ltd. that we hold directly.
(3)	We acquired a 51% interest in our existing InterCard Systemelectronic and our former InterCard Kartensysteme subsidiaries in June 2000. We acquired the remaining 49% interest in these subsidiaries in January 2001. We sold InterCard Kartensysteme in October 2004.
(4)	We acquired ASEC in October 2004.

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

OTI America, Inc.

        OTI America, Inc., our U.S. subsidiary, is headquartered in Fort Lee and incorporated in New Jersey, and provides marketing and customer support services for our products in North and South America. In addition, our global marketing and strategy development is headed from OTI America.

OTI Africa Ltd.

        OTI Africa Ltd. is headquartered and incorporated in South Africa and provides marketing, distribution and customer support services for our products in Africa.

The InterCard group

        On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, one of which, InterCard Kartensysteme GmbH, is a systems integrator for smart card systems and the other of which, InterCard Systemelectronic GmbH, is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million. InterCard Kartensysteme primarily supplied smart card systems for over 80 university campuses in Germany. InterCard Kartensysteme also sold copy machine payment systems to universities, libraries and corporations.

        Following an agreement signed on September 14, 2004, in October 2004, we sold our InterCard Kartensysteme subsidiary. The purchase price for our shares in InterCard Kartensysteme is $ 2.5 million, to be paid in two installments. The first installment in the amount of $1.25 million, which was paid in January 2005, consisted of $685,000 in cash, a Euro 325,000 interest-free promissory note ($432,000), payable in 32 monthly installments of Euro 10,000 and a final installment of Euro 5,000, beginning on February 1, 2005, and a Euro 100,000 promissory note ($133,000), payable in 12 monthly installments of Euro 9,000, beginning on February 1, 2005. The second installment in the amount of $1.25 million will be paid in 25 quarterly payments beginning on April 1, 2005.

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

        In June 2004, we signed an agreement with CKI for the sale of our 50% interest in the issued share capital of e-Smart and the transfer of e-Smart’s exclusive distribution rights in China. Under the agreement, we received $10,000 in consideration for the acquisition of the shares by CKI and paid $40,000 and $20,000 for the transfer of e-Smart’s exclusive distribution rights and for management services provided by CKI to e-Smart, respectively. In addition, we agreed to pay e-Smart royalties equivalent to a certain percentage of our net revenues generating from e-Smart’s activities in China up to $300,000.

ASEC Spolka Akcyjna

        On October 22, 2004, we completed the acquisition of ASEC, which is headquartered in Krakow, Poland, from Nextel Spolka Akcyjna (“Nextel”). ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated as of September 14, 2004, as amended by Annex No.1 to the Preliminary Share Purchase Agreement, dated as of October 22, 2004, between us and Nextel (the “Agreement”), the aggregate purchase price for the acquisition was $1.6 million, which was paid to Nextel through the issuance of 186,264 of our ordinary shares, calculated by dividing the purchase price by the average price of our ordinary shares during the ten trading days prior to, but excluding, the closing date of the acquisition ($8.59 per share). In addition, the Agreement provides for additional consideration of up to $350,000 to be paid to Nextel in the form of our ordinary shares, subject to ASEC meeting specified performance criteria for the years ended December 31, 2004 and 2005 (the “earn-out formula”). ASEC met the performance criteria for the year ended December 31, 2004. The results of operations of ASEC have been included in the consolidated financial statements as from October 1, 2004.

        On January 14, 2005, we received from Nextel all of ASEC’s share capital (2,200 shares) in exchange for 186,264 of our ordinary shares. The shares of both parties were initially deposited with a trustee on the day that management control passed to us in October 2004. The shares were released by the trustee on December 20, 2004.

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

        Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim. Our majority owned subsidiary, Easy Park Ltd., leases office space in this complex from us. Easy Park also leases an aggregate of 90 square meters in Tel Aviv pursuant to a lease that expires on December 31, 2004. Easy Park Ltd. still uses these offices and it signed an agreement to lease an aggregate of 137 meters in Tel Aviv pursuant to a lease that expires on April 14, 2008.

        OTI America, Inc. leases an aggregate of 4,375 square feet of office space in Fort Lee, New Jersey pursuant to a lease that expires on August 31, 2009. OTI Africa Ltd. leases an aggregate of 2,500 square meters of office space in Cape Town, South Africa, pursuant to a lease that expires on December 31, 2008. ASEC leases an aggregate of 495 square meters of office space in Krakow, Poland pursuant to a lease that expires on Juy 31, 2005 with an option to extend the lease for an additional two years..

        InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany. Of this land, 3,000 square meters can be used commercially and the remainder is currently designated as farmland. The commercially usable land is currently being used by InterCard Systemelectronic for its manufacturing facility.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, contained in “Item 18.  Financial Statements.”

Overview

        We design, develop and sell contactless microprocessor-based smart card products. Our headquarters and research and development activities are in Israel. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey, with additional sales and support offices located in Israel, Europe and South Africa. Our packaging, assembly and manufacturing facilities are located in Israel and Germany.

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer four lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our four complete system product lines include:

—	Micropayments Solutions, including the PayPass system that we are installing for MasterCard International, our EasyPark system and our mass transit payment system;

—	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems;

—	Smart ID Solutions, for both personal identification and credentialing purposes; and

—	Campus Systems.

        We began selling campus systems, our first product line, in 1993. Over time, our customer base for campus systems increased and, in 1995, we began selling our second product line, GMS. In 2003, we introduced and began to realize revenues from EasyFuel, our contactless petroleum system, which we expect to account for an increasing proportion of our petroleum system sales. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark. We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001. We deployed our first mass transit micropayments system in China during 2000 and in the United States in 2003. In 2002, we began to realize nonrecurring engineering revenues from the PayPass™ micropayments system that we are installing for MasterCard International and we began to recognize product sale revenues from that system in 2004.

        We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2002, 2003 and 2004, product sales to OEMs accounted for $6.1 million (34%), $6.3 million (32%) and $8.9 million (38%), respectively, of our total revenues.

        We have reported net losses for each year that we have been in business. For the unaudited fourth and third quarters of 2004 and for the third quarter of 2003 we reported net losses of $2.2 million, $1.2 million and $1.8 million, respectively. We reported net income of $102,000 for the fourth quarter of 2003. Because our business tends to be seasonal, with greater sales in the third and, particularly, the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2005 and we also cannot assure you that we will be profitable in either of the last two quarters of 2005. Furthermore, we expect to incur full year losses at least through 2005.

Sources of Revenue

        We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. A substantial majority of our product revenues has been, and is likely to continue to be, from the sale of complete systems. We anticipate that revenues from product sales will continue to represent the substantial majority of our revenues in the future. We also generate revenues from nonrecurring engineering, customer services and technical support, and licensing and transaction fees. We anticipate that revenues from services and support and licensing and transaction fees will make a proportional greater contribution to our total sales and that revenues from product sales will make a proportionally smaller contribution to our sales in the future.

        During the past three years, the revenues that we have derived from product sales, non-recurring engineering, customer services and technical support, and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2002		2003		2004

Product sales	$15,492	86%	$17,245	88%	$19,120	82%
Non-recurring
engineering	952	5%	284	2%	433	2%
Customer services and
technical support	868	5%	1,258	6%	1,362	6%
Licensing and
transaction	651	4%	808	4%	2,237	10%

	$17,963	100%	$19,595	100%	$23,152	100%

        Product sales increased by $1.8 million and $1.9 million in 2003 and 2004, respectively, due to an increase in sales of products that we had begun to market in prior years, as well as initial sales of new products that we began to market in 2003 and 2004. We expect that, over time, our newer products will make a proportionately greater contribution to our total sales than our older products. We also anticipate that our revenues from products will make a proportionally smaller contribution to our sales in the future.

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

        Customer services and technical support consist of fees paid by purchasers of our products for ongoing customer services and technical support. These fees tend to vary widely from period to period, as customers’ requirements tend to be ad hoc, rather than subject to any fixed schedule, but we anticipate that these fees will make a proportionally greater contribution to our sales in the future.

        Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products. Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. We expect to generate additional revenues from transaction fees in the future as the installation and usage of systems that contain our products become more widespread, and accordingly anticipate that these fees will make a proportionally greater contribution to our sales in the future.

        Our business plan anticipates that revenues from customer services and technical support and from licensing and transaction fees will account for a growing portion of our overall revenues in future periods. However, our product sales may be adversely affected in the near term by our offering customers a reduction in up-front product and system prices as an inducement to accept transaction fee-based pricing.

        Although we sell our products primarily in Europe, we have historically derived revenues from different geographical areas. The following table sets forth our sales, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2002	$2,363	13%	$12,097	67%	$492	3%
2003	$2,978	15%	$13,025	66%	$132	1%
2004	$2,457	11%	$14,964	65%	$1,325	6%

	North America		South America		Israel

2002	$1,960	11%	$155	1%	$896	5%
2003	$1,901	10%	$59	*	$1,500	8%
2004	$2,442	11%	$52	*	$1,912	7%

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

Cost of revenues and gross margin

        Our costs of revenues, by revenue source, and gross profit, for each of the past three years were as follows (in thousands):

	Year ended December 31
	2002	2003	2004

Cost of revenues*
Products	$8,740	$8,678	$11,853
Non-recurring engineering	216	109	183

	Year ended December 31
	2002	2003	2004

Customer services and technical support	546	691	763

Total cost of revenues	$9,502	$9,478	$12,799

Gross profit	$8,461	$10,117	$10,353

* Licensing and transaction fees do not have directly attributable cost of revenues. See below.

        Products. Products cost of revenues consists primarily of materials, as well as the salary, subcontractors and related costs for our technical staff who assemble our products and related overhead expenses. The increase in 2004 is primarily the result of increased revenues from product sales during the years covered by the table, and due to execution of the initial stages of new projects which are characterized by lower margins in their early stages.

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

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project include selling and marketing and are classified as such in the consolidated statement of operations.

        For any given period, our total gross margin will depend on, and vary to reflect, the mix of product sale revenues, non-recurring engineering revenues, customer services and technical support fees and licensing and transaction fees in that period. The gross margin for each of our sources of revenue during the past three years was as follows:

	2002	2003	2004

Product sales	44%	50%	38%
Nonrecurring engineering	77%	62%	58%
Services and support	37%	45%	44%

Total gross margin	47%	52%	45%

Operating expenses

        Our operating expenses and operating loss for each of the past three years were as follows (in thousands):

	Year ended December 31
	2002	2003	2004

Operating expenses
Research and development	$4,459	$3,159	$3,544
Less – participation by the Office of the
Chief Scientist	1,103	853	394

Research and development, net	3,356	2,306	3,150
Selling and marketing	3,869	4,092	6,010
General and administrative	5,183	5,853	6,549
Amortization of intangible assets	161	188	261
Expenses relating to raising of capital
and exchange of subsidary's employees
equity interest in equity interest of
the Company	–	–	3,227

Total operating expenses	12,569	12,439	19,197

Operating loss	$(4,108)	$(2,322)	$(8,844)

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. Our research and development expenses decreased in 2003 due to cost-cutting measures that we undertook and our increased focus on developing solutions for our customers’ specific order requirements, and increased in 2004 primarily due to a decrease in the participation of the Office of the Chief Scientist which is likely to continue to decrease in the future and also due to costs associcated with our working various compliance and standard institutions. We expect that our research and development expenses will increase in the future as we continue to develop new products and new applications for our existing products and as a result of designing our own microprocessors and smart card operating system.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2003 was the result of both increased sales and an increase in our European selling and marketing costs, as reported in dollars, by reason of the appreciation of the value of the Euro against the dollar. The increase in 2004 is primarily the result of increased marketing expenses as opposed to increased sales, due to an increase in marketing and advertising efforts associated with (i) our successful bid to participate in the first phase of the U.S. Government’s e-passport project, (ii) our various micropayments solutions projects, (iii) increasing our presence in the petroleum systems market, specifically in China and in another country in Asia and (iv) our continuing efforts to promote a number of significant projects in the U.S.

        We expect that our selling and marketing expenses will increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and hire additional personnel.

        General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management, such as management fees and business trips, as well as financial and administrative staff. These expenses also include costs of our professional advisors such as legal and accounting experts, office expenses, insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business. We expect that general corporate and administrative expenses will increase in the future as we continue to expand our operations.

        Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company. These expenses consist primarily of $1.1 million of options granted to employees of our South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to our employees in 2004 and $904,000 of expenses related to the repricing of employee options during 2004.

Financing income (expenses), net

        Financing income consists primarily of interest earned on our cash equivalents balances and other financial investments and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses.

        Our financing income (expenses), net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2002	2003	2004

Financing income	$176	$82	$131
Financing expenses	(135)	(979)	(418)

Financing income (expense), net	41	(897)	(287)

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. In so doing, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill and other intangible assets and our policy with respect to stock compensation.

        Revenue recognition. We recognize product revenues upon delivery, provided there is persuasive evidence of an agreement, delivery has occurred, the fee is fixed or determinable and collection is probable. In the case of nonrecurring engineering, delivery is deemed to occur on completion of testing and approval of the customization of the product by the customer and no further obligation exists.

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

        Impairment of Goodwill and Other Intangible Assets. We periodically assess the impairment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In 2002, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” became effective, and as a result, commencing on January 1, 2002, goodwill is no longer being amortized. In lieu of amortization, we have performed an initial impairment review of goodwill as of January 1, 2002 and will perform an annual impairment review thereafter at the level of each reporting unit. We have estimated the fair value of each reporting unit and compared it to its reported carrying amount. To determine fair value, we have used a number of valuation methods including quoted market prices, discounted cash flows and revenue multiples, taking into consideration factors such as control premiums and synergies. In certain cases we have obtained an opinion from an independent appraiser. Based on this comparison for each reporting unit, no goodwill impairment losses were recorded. As we operate in an industry which is rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that future goodwill impairment tests will not result in a charge to our results of operation. Net goodwill and other intangible assets amounted to approximately $5.6 million as of December 31, 2004.

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

        Stock option plans. We continue to apply the provisions of APB No. 25, including FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation – and Interpretation of APB No.25” and provide pro forma disclosures required by SFAS No. 123, as amended by SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement 123". SFAS 123 “Accounting for Stock-based Compensation” establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option. As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangement grants. The fair values of stock-based compensation awards granted were estimated using the “Black – Scholes” option pricing model with certain assumptions that are significant inputs.

        The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying stock, an estimate of the future price fluctuation of the underlying stock for a term commensurate with the expected life of the option, expected dividend yield on the underlying stock, reflecting a reasonable expectation of dividend yield commensurate with the expected life of the option, and risk-free interest rate during the expected term of the option.

        SFAS 123 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

        These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.

Recently issued accounting guidance

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4. The amendment made by SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS No. 151 should be applied prospectively.

        Adoption of this statement is not expected to have a material impact on our financial position or results of operations.

        In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS No. 115 investment securities and investments accounted for under SFAS No. 124. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends on reconsidering in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are included in Note 2E of our consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of our, liabilities that are based on the fair value of our equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as we currently disclose in Note 2Q and 14C of our consolidated financial statements.

        SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error. The provisions of SFAS No. 123R are effective for annual periods beginning after June 15, 2005. This standard will be effective for us as of January 1, 2006. We expect the adoption of this standard will reduce our 2006 net income by approximately $954,000. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005 and 2006.

        In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on our consolidated financial position or results of operations.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist. We had cash and cash equivalents of $23.9 million as of December 31, 2004 and $9.7 million as of December 31, 2003. In addition, we had short-term investments of $4.6 million as of December 31, 2004 and $1.0 million as of December 31, 2003. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31, 2004 we used $330,000 of cash in operating activities primarily due to our net loss of $9.3 million, an increase of $1.2 million in inventories resulting from anticipated higher sales in the coming quarters, a $1.1 million increase in trade receivables resulting from increased product sales during 2004, and a $792,000 increase in other receivables and prepaid expenses mainly due to Israeli value added tax (“VAT”) returns, partially offset by the amortization of $4.9 million of deferred stock compensation in respect of stock options granted to employees, a $2.1 million increase in trade payables resulting from increased supplier payables, a $1.9 million expense related to the grant of stock options to consultants, a $999,000 decrease in short-term investments as a result of the maturity of certain Company investments in Israeli government bonds and $596,000 in accrued severance pay, net. For the year ended December 31, 2003, our operating activities generated $267,000 of cash despite our net loss of $3.6 million, primarily due to a $1.1 million increase in trade receivables resulting from increased product sales and a $716,000 decrease in long-term deferred revenues. The principal non-expense items that resulted in our operations being “cash positive” were the amortication of $1.9 million of deferred stock compensation, a $1.5 million depreciation expense for property and equipment and a $674,000 expense related to the grant of stock options to consultants.

        Investing and financing activities. For the year ended December 31, 2004, net cash used in investing activities was $5.1 million, consisting mainly of a $4.5 million investment in available for-sale securities and a $449,000 investment in equipment purchases. For the year ended December 31, 2003, net cash used in investing activities was $502,000. Substantially all of our investments in both years were in property, plants and equipment, primarily in a building, computers, software, manufacturing equipment and office equipment.

        For the year ended December 31, 2004, net cash provided by financing activities was $19.5 million, consisting mainly of $12.8 million of net proceeds from the issuance in April 2004 of ordinary shares and detachable warrants, net of issuance expenses, $6.8 million received in connection with the exercise of options and warrants and a $437,000 increase in our short-term bank debt, net, partially offset by the $475,000 repayment of long-term bank debt. For the year ended December 31, 2003, net cash provided by financing activities was $7.8 million consisting mainly of $8.9 million of net proceeds from the issuance in December 2003 of ordinary shares, partially offset by the $2.1 million repayment of long term bank debt.

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

        As of December 31, 2004, we held $4.6 million in marketable bonds, all with high credit quality U.S. issuers and with a limited amount of credit exposure to any one issuer.

Interest Rate Risks.

        We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2004, we had fixed interest rate loan obligations of $217,000. Of this amount, $90,000 was denominated in Euros and $127,000 was denominated in NIS. These loans will be repaid during the next 2 years. At the same time, we had variable interest rate loan obligations of $1.8 million in dollars. These loans will also be repaid during the next 7 years. We believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and consolidated net assets.

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

        The annual rate of inflation in Israel was 1.21% in 2004, (1.89)% in 2003 and 6.5% in 2002. The NIS increased in value by approximately 1.62% and 7.6% in 2004 and 2003, respectively and devalued against the dollar by approximately 7.3% in 2002.

        The functional currency of InterCard Systemelectronic is the Euro. Significantly, all of Intercard Systemelectronic’s revenues are earned, and significantly all of its expenses are incurred, in Euros. To the extent that there are fluctuations between the Euro and the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We do not expect our exposure to these fluctuations to be material.

Corporate Tax Rate

On June 29, 2004, the Israeli Knesset passed Income Tax Ordinance (No. 140 and Temporary Order), 2004 (hereinafter, “the Amendment”). The Amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner: in the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%. As of December 31, 2004, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $37.5 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2004, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. All of our operating income and the operating income of EasyPark generated in Israel is derived from “Approved Enterprise” programs. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report,we believe that we are in compliance with these conditions. The authorization of the Investment Center Administration under the Encouragement of Capital Investments Law, 1959 to approve such “Approved Enterprise” programs shall terminate in December 31, 2007 and therefore there is a doubt regarding obtaining new benefits after December 31, 2007. There can be no assurance that such tax benefits will be continued in the future at their current levels or otherwise.

Government of Israel Support Programs

        We participate in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade that support research and development activities. We received and obtained grants of $1.1 million in 2002, $853,000 million in 2003 and $394,000 in 2004 from the Office of the Chief Scientist with respect to our e-purse application. Under the terms of these grants, a royalty of 3% to 5% of the sales of this product must be paid to the Office of the Chief Scientist, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid.

40

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2004, we have received a total of $5.2 million from the Office of the Chief Scientist net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the Office of the Chief Scientist has granted special approval. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the Office of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist to the extent of our sales of our products and related services for the foreseeable future. Separate Office of the Chief Scientist consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Discussed above in "Item 5. A. Overview."

D.	TREND INFORMATION

        Discussed above in "Item 5. A. Overview."

E.	OFF BALANCE SHEET ARRANGEMENTS

        In 1999, the Company entered into an interest rate swap (“IRS”) agreement on the amount of Euro 1.0 million. Under the terms of the IRS, the Company received variable interest payments on the Eurobor rate, and made fixed rate payments at an annual rate of 4.55%. The IRS expired in January 2004.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        At December 31, 2004, we and our subsidiaries have contractual obligations which are expected to affect our consolidated cash flow in future periods as follows:

	2005	2006	2007	2008	2009 and thereafter	Total

Operating lease obligations	$309	$289	$272	$229	$90	$1,189
Loans	$752	$553	$377	$348	$740	$2,770
Total	$1,061	$842	$649	$577	$830	$3,959

        We shall also pay royalties to the Office of the Chief Scientist as discussed above in "Item 5B. Liquidity and Capital Resources."

        For an additional information on our contractual obligations as of December 31, 2004, under long-term bank loans and operating leases, see Notes 10 and 13 to our consolidated financial statements. For a description of liens on our assets see Note 13C to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Management

        The following table sets forth certain information concerning our current directors and executive officers, including officers of certain of our subsidiaries:

Name	Age	Position

Oded Bashan (1)	58	President, Chief Executive Officer, Chairman and Director
Ronnie Gilboa	48	Vice President – Projects and Director
Guy Shafran	32	Chief Financial Officer
Moshe Aduk	48	Vice President – Gasoline Management System
Nehemya Itay	55	Vice President – Hardware Engineering
Ohad Bashan	33	Head of Global Marketing and Strategy Development;
		President and Chief Executive Officer, OTI America, Inc.
Raanan Ellran (1)(2)(3)	55	Director
Eliezr Manor (1)(2)(3)	57	Director
Liora Katzenstein (2)(3)	49	Director
Eli Akavya (1)(2)	57	Director

(1) Compensation committee member
(2) Audit committee member
(3) External director

        Oded Bashan co-founded the Company in 1990 and has continued to serve as our President, Chief Executive Officer and Chairman since that time. Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990. Mr. Bashan is Chairman of OTI America, Inc., OTI Africa Ltd., SoftChip Technologies (3000) Ltd., Easy Park Ltd. and Easy Park Israel Ltd. and a director of ASEC and Z.H.R. Industrial Park Company Ltd. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion. He is currently a member of the trustee committee of the Tel-Chai College and a member of the consulting committee for the Executive MBA program at Bar Ilan University. Mr. Bashan holds both a B.A. and an M.A. in economics and business management from the Hebrew University of Jerusalem.

        Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date serves as our Vice President-Projects. He serves on the board of directors of OTI America, Inc., ASEC S.A, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd. and Softchip Technologies (3000) Ltd. Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990. Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).

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

        Moshe Aduk serves as our Vice President – Gasoline Management System having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1995 to July 1999. Prior to joining us, Mr. Aduk was a hardware and software development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1985 to 1990. From 1984 to 1985, he was employed as a technical support engineer at Motorola Israel. Mr. Aduk holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).

        Nehemya Itay serves as our Vice President – Hardware Engineering, having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1991 to July 1999. Mr. Itay is a member of the Joint Task Committee of the International Standards Organisation on standards for contactless smart cards. Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990. From 1982 to 1985, he was an hardware electronic engineer at Elscint, an Israeli technology company. Mr. Itay holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology) and an M.A. in electronics from Drexel University, Philadelphia.

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

        Raanan Ellran serves as a director, having served in that position since July 1999. He serves as a director and the Chairman of the Investments Committee of Dikla Mutual Funds Management Company (sister company to the First International Bank), F.I.B.I Holding Company Ltd., and as a director of AAI Ltd., an Israeli internet software designer. From 1993 to 1998, he was a director of First International Bank of Israel, Provident and Pension Funds. He served as the General Manager of Assuta Medical Centers from March 1997 until September 2002. From 1995 to February 1997, he served as the General Manager of Raton Import Ltd. From 1994 to 1995, he was the General Manager of Ace Hardware (Israel) Ltd. Mr. Elran holds a B.A. in economic and business administration and a M.A. in finance from Bar llan University.

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

        Eli Akavya, serves as a director since December 2003. Mr. Akavya is an independent consultant. Until recently, Mr. Akavya worked for Luoboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently merged with Ernst & Young, Israel) for 30 years, first as an employee and later as a senior partner. Mr. Akavya’s roles at Luboshitz Kasierer included: Head of Audit Department, Head of Hi Tech Division and Partner in charge of the Firm Professional Standards Group. He specialized in hi-tech companies and accumulated invaluable experience in US GAAP and SEC Rules. Mr. Akavya has participated in a large number of companies’ initial public offerings in the United States.

B.	COMPENSATION

Executive Compensation

        The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” in the year ended December 31, 2004 was $804,183. This amount includes approximately $13,978 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

        Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board. Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors. The aggregate amount paid by us and our subsidiaries to our non-executive directors listed above under “Management,” in the year ended December 31, 2004 was $34,000.

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

        Agreement with Oded Bashan. The employment agreement of Oded Bashan, dated July 1, 2004, provides for a five-year term ending on June 30, 2009. Mr. Bashan may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, Mr. Bashan is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. In the event we terminate his employment prior to June 30, 2009, unless the termination occurred as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings, we are required to continue paying Mr. Bashan a monthly salary, including benefits but excluding bonuses, until June 30, 2009, and in any event, for a period that shall not be less than six months following the notice period described above. In addition to the salary, contributions and bonus described above, Mr. Bashan is entitled under his contract of employment to an additional bonus of $15,000 for every one percent increase in our average share price quoted for the last two months of any year over the average share price quoted for the last two months of the preceding year.

        Agreement with Ronnie Gilboa. The employment agreement of Ronnie Gilboa, dated July 1, 1999, provides for a five-year term ended on June 30, 2004, and was extended automatically. Mr. Gilboa may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, Mr. Gilboa is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment.

        Agreement with Guy Shafran. The employment agreement of Guy Shafran, dated March 25, 2005, provides for a five-year term ended on March 24 , 2010, and is automatically extended unless terminated as described below. In the event of termination, Mr. Shafran is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. Mr. Shafran may terminate his employment on six months notice, and we may terminate his employment for reasonable or justifiable cause on one years notice. In the event of termination of employment, unless the termination occurred as a result of circumstances depriving Mr. Shafran of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, Mr. Shafran shall be entitled to six months adjustment with full terms and benefits.

        Agreements with Moshe Aduk and Nehemya Itay. The employment agreements of Moshe Aduk and Nehemya Itay, each dated July 1, 1999, provide for a five-year term ending on June 30, 2004, and were extended automatically. These individuals may terminate their employment, and we may terminate their employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, these individuals are entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. In the event we terminate the employment of either Mr. Aduk or Mr. Itay, unless the termination occurred as a result of circumstances depriving them of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, we are required to continue paying each of them a monthly salary for three months following the notice period described above.

        Agreement with Ohad Bashan. The employment agreement of Ohad Bashan with OTI America, Inc., dated August 23, 1998, provides for a two-year term which was extended until August 22, 2002 and then further extended for three years commencing on August 24, 2002. On March 1, 2003, we signed a supplemental agreement with Ohad Bashan, which was approved at our General Meeting on January 31, 2003, which further amended his employment agreement. Mr. Bashan may terminate his employment on six months notice and we may terminate his employment only for cause. In the event we terminate his employment, Mr. Bashan shall be entitled to four months adjustment with full terms and benefits. In the event that we terminate Mr. Bashan’s employment during school year of his children, Mr. Bashan shall be entitled to full compensation until the end of the school year, provided, however, that the school year started on or before the termination date. In addition to his monthly salary, as long as Mr. Bashan serves in the U.S., he shall be entitled to receive a special annual bonus of 0.25% of the annual sales amount of OTI America. In addition, OTI America has the right to assign Mr. Bashan’s employment agreement to us, and require Mr. Bashan to relocate to Israel.

C.	BOARD PRACTICES

Election of Directors; Appointment of Officers

        Our current board of directors consists of six directors. Under our articles of association, our board of directors may not consist at any time of more than nine members. A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees. Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders. Each group of shareholders holding in aggregate 20% or more of our outstanding share capital is entitled to submit a written list of candidates for appointment as directors at a general meeting. Shareholders may only vote for a list in its entirety unless shareholders present at the meeting holding at least 20% of our outstanding share capital require that the vote be for individual directors.

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

External Directors

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director of a company if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had within the two years preceding the person’s appointment as an external director, any affiliation with the company or with any entity controlling, controlled by or under common control with the company. The term “affiliation” includes control, an employment relationship, a business or professional relationship maintained on a regular basis, or service as an office holder, excluding service as a director appointed to serve as an external director in a company that intends to make an initial offering of its shares to the public. The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed in the table above is an office holder. The external directors were not office holders until elected.

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

        External directors are elected by a majority vote at a shareholders’ meeting at which either the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of the election of the external director, or the total number of shares held by non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

        In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of the Nasdaq National Market listing requirements. Our directors Raanan Ellran, Eliezer Manor and Prof. Liora Katenstein, qualify as external directors under the Companies Law and independent directors under the Nasdaq National Market listing requirements. In addition, our director Eli Akavya, CPA, qualifies as an independent director under the Nasdaq National Market listing requirements.

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

Exculpation, Indemnification and Insurance of Office Holders

        Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care and only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate an office holder in advance from his liability towards the company which is caused by a breach of duty of care in case of distribution (as defined in the Companies Law). A company may not exculpate an office holder for breach of duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

        A company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the officer holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

        A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care to the company or to a third party; and
—	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

—	a breach of duty of loyalty, except tothe extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
—	an act or omission committed with intent to derive illegal personal benefit; or
—	a fine levied against the office holder.

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

        The current members of our compensation committee are Oded Bashan, Eliezer Manor, Raanan Ellran and Eli Akavya, .

Steering Committee

        Our board of directors established our Steering committee in November 2004. The duties of the Steering Committee are to review the deployment of our company towards the implementation of the Sarbanes Oxley Act.

        The current members of our Steering Committee are our CFO, Controller, General Counsel and in addition Oded Bashan, and Eli Akavya.

Audit Committee

        Our board of directors established our audit committee in July 1999. The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors. The audit committee’s responsibilities are governed by a written charter. The responsibilities of the audit committee include identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses. The audit committee’s responsibilities also include approving related party transactions as required by the Companies Law. Neither the chairman of the board of directors, nor any director employed by or otherwise providing services on a regular basis to us, a controlling shareholder, or relative of a controlling shareholder may be a member of the audit committee. The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted. In addition, pursuant to the listing requirements of the Nasdaq National Market, we are required to maintain an audit committee including at least three independent directors. In accordance with the provisions of the Sarbanes-Oxley Act, our Audit Committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

        The current members of our audit committee are Raanan Ellran, Liora Katzenstein Eliezer Manor and Eli Akavya, all of which are “independent directors.” Raanan Ellran is the Audit Committee’s Chairman and “financial expert.”

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

        Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at a general meeting of shareholders on the following matters:

—	an amendment to the articles of association;
—	an increase in the company's authorized share capital;
—	a merger; and
—	approval of a related-party transaction requiring shareholder approval.

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

D.	EMPLOYEES

The breakdown of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2002	2003	2004

Sales and marketing	25	25	25
Research and development and engineering	46	49	59
Manufacturing and operations	62	67	64
Customer support	17	7	9
Management and administration	58	50	61

Total	208	198	218

        Of these employees, on December 31, 2004, 89 were based in Israel, 8 in the United States, 93 in Europe and 28 in South Africa.

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

        Except for Messrs. Oded Bashan, Ronnie Gilboa, Nehemya Itay, Moshe Aduk and Ohad Bashan, as of December 31, 2004, none of our directors or executive officers owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Messrs. Oded Bashan, Ronnie Gilboa, Nehemya Itay, Moshe Aduk and Ohad Bashan, see “Item 7.  Major Shareholders and Related Party Transactions.”

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

2001 Share Option Plan

        We established our 2001 Share Option Plan in February 2001. The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates. Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance. On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004 and on March 25, 2005 our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 7,675,000 so that the aggregate number of options available under the plan is now 7,750,000, 500,000 options of which are subject to shareholders approval or Nasdaq exemption as set forth below. The increase of the number of available options under the plan pursuant to the Board of Directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted pursuant to Nasdaq Market Place Rules that such approval is not required. We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been obtained from Nasdaq due to differences between the Israeli law and Nasdaq rules. On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from Nasdaq. On April 20, 2004, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from Nasdaq. On March 25, 2005, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from Nasdaq. We have applied for a Nasdaq exemption on the same grounds as its previous exemption. Under this plan, as of April 30, 2005, 2,329,674 options had been exercised and 3,289,672 are outstanding (of which 2,595,736 are vested and exercisable). Of the options that are outstanding, as of April 30, 2005, 1,755,497 are held by our directors and officers listed above under “Item 6.  A.  Directors and Senior Management,” and have a weighted average exercise price of $0.84.

        On February 26, 2002, our board of directors resolved to approve a grant by which, inter alia, we may pay, during a 12-month period, the salaries of certain of its employees who agree to participate in the grant, by way of grant of options. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. We undertook to pay from our own sources any and all differences between the relevant monthly salary and such proceeds. On March 28, 2003, our board of directors approved the extension of the arrangement for an additional period of six months commencing May 2003 and on October 28, 2003 our board of directors approved the extension of the arrangement for the employees of InterCard Systemelectronic for the period commencing November 2003 and ending July 2004. On August 26, 2004, our board of directors approved the extension of the arrangement for an additional period of six months commencing July 2004 and on November 26, 2004 our board of directors approved the extension of the arrangement for an additional period of twelve months commencing January 2005. The principal purpose of this arrangement is to enable us to use our available cash for other proper corporate purposes, including payment of sales expenses and research and development costs.

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

1995 Share Option Plan

        We established our 1995 Share Option Plan in December 1995. The plan provides for the grant of options to our employees. Our 1995 Share Option Plan has been superseded by our 2001 Share Option Plan and we have ceased to grant options under our 1995 Share Option Plan. On July 12, 2002 our board of directors adopted certain resolutions with regard to the 1995 Share Option Plan that increased the number of available options under the plan by 30,300 so that the aggregate number of options available under this plan is 130,300. Under this plan, as of April 30, 2005, 79,007 options to purchase shares had been exercised and 7,385 of the options are outstanding of which 6,825 are vested and exercisable.

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

        Our 1995 Share Option Plan is subject to the same provisions of the Israeli Income Tax Ordinance as our 2001 Share Option Plan.

2001 Employee Share Purchase Plan

        In June 2001, we approved the establishment of an employee share purchase plan. No shares have been issued under the plan. Under the plan, we have reserved 67,500 ordinary shares for purchase by our employees and those of our subsidiaries who have been employed for at least six months. Eligible employees may purchase our ordinary shares at 85% of the lesser of the fair market value of our ordinary shares of the first day of the applicable offering period or the first day of the applicable offering period. As of April 30, 2005, no ordinary shares are available for sale under the 2001 Employee Share Purchase Plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table provides summary information regarding the beneficial ownership by the following persons of our outstanding ordinary shares as of April 30, 2005:

—	each person or entity known to beneficially own more than 5% of our ordinary shares;
—	each of our directors individually;
—	each of our executive officers individually; and
—	all of our executive officers and directors as a group.

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

        The table also includes the number of shares underlying options that are exercisable within 60 days of the date of this prospectus. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table reflects 8,838,330 ordinary shares outstanding as of April 30, 2005. Unless otherwise indicated below, the address of each director, executive officer or listed shareholder is care of On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	1,274,101	12.74%
Ronnie Gilboa (2)	239,212	2.66%
Guy Shafran (3)	62,784	0.70%
Moshe Aduk (4)	189,971	2.11%
Nehemya Itay (5)	228,585	2.53%
Ohad Bashan (6)	283,696	3.11%
Raanan Ellran (7)	29,700	***
Eliezer Manor	28,500	***
Liora Katzenstein	28,500	***
Eli Akavya	15,000	***
All executive officers and directors as a group	2,380,049	23.85%
Herald Investment Trust PLC (8)	272,727	3.08%

*** Less than 1%

(1)	Includes 135,368 ordinary shares held by Mr. Bashan. Also includes options to purchase 846,109 ordinary shares (of which 80,948 are still subject to our shareholders’ approval) and options held by Mr. Bashan’s wife to purchase 4,288 ordinary shares (of which 288 are still subject to our shareholders’ approval). Mr. Bashan disclaims beneficial ownership of the options held by his wife. Also includes 287,388 shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted in connection with the Private Placements.

(2)	Includes 130,060 ordinary shares held by Mr. Gilboa. Also includes options to purchase 135,576 ordinary shares (of which 576 are still subject to our shareholders’ approval).

(3)	Consists of options held by Mr. Shafran to purchase 62,784 ordinary shares.

(4)	Includes 10,000 ordinary shares held by Moshe Aduk Assets Ltd., which is wholly-owned by Mr. Aduk, and 14,248 ordinary shares and options to purchase 165,723 ordinary shares held directly by Mr. Aduk.

(5)	Includes 50,455 ordinary shares held by Mr. Itay. Also includes options to purchase 178,131 ordinary shares.

(6)	Consists of 18,220 ordinary shares and options to purchase 331,125 ordinary shares (of which 40,000 are still subject to our shareholders’ approval). Mr. Bashan’s address is c/o OTI America, Inc., 2 Executive Drive Suite 740, Fort Lee, New Jersey.

(7)	Consists of options held by Mr. Ellran to purchase 29,700 ordinary shares.

(8)	Consists of 181,818 ordinary shares and warrants to purchase 90,909 ordinary shares held by Herald Investment Trust PLC. The address of Herald Investment Trust PLC is 12 Charterhouse Square London ECIM 6AX.

B.	RELATED PARTY TRANSACTIONS

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

Agreement with HolyTech Ltd.

        In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services, Mrs. Gilboa provides sales operation services and a number of other shareholders of HolyTech, who are also our employees, provide engineering and warehouse services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $101,143 in 2002, $76,000 in 2003 and $44,000 in 2004. On August 25, 2000, our audit committee reviewed and reapproved the terms of this agreement.

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

        On September 3, 2003, Edi Wuhl, once an employee of ours, filed a suit against us to the District Labor Court in Nazareth in the amount of NIS 3,953,520. The suit is based on Mr. Wuhl’s claims that we have breached the employment agreement with him, and that we owe him commission payments for certain sales. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. On January 2005, Mr. Wuhl filed his testimony in the form of an affidavit with the court. We intend to file our response to Mr. Wuhl’s testimony with the court in April 2005. In our opinion, based on our legal advisors, Mr. Wuhl’s chances of prevailing against us are remote. No provision in respect thereof has been included in the financial statements.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2004.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares have been quoted on the Neuer Market of the Frankfurt Stock Exchange since August 31, 1999. Our ordinary shares were traded on the Neuer Market in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Commencing November 2002, our ordinary shares were also listed for trading on NASDAQ Small Cap Market and commencing December 2004 is listed on NASDAQ National Market.

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros giving effect to the reverse split as reported on the Neuer Market of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing February 3, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 2002, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ SmallCap.

	Frankfurt Stock Exchange (1) per Share €		Frankfurt Stock Exchange (1) per Share $		Nasdaq National Market (2) per Share $
	High	Low	High	Low	High	Low

2000
Annual 2000	313.0	32.5	301.7	30.2	n/a	n/a
2001
Annual 2001	77.5	8.5	73.1	7.4	n/a	n/a
2002
Annual 2002	14.5	3.5	12.8	3.5	8.10	4.65
2003
First quarter	5.3	3.0	5.7	3.2	5.03	3.60
Second quarter	4.7	3.2	5.4	3.7	4.06	3.40
Third quarter	4.4	3.0	4.9	3.4	4.50	3.20
Fourth quarter	9.7	3.6	12.1	4.3	13.80	3.90
Annual 2003	9.7	3.0	12.1	3.2	13.80	3.20
2004
October 2004	7.3	5.3	9.1	6.6	9.19	6.50
November 2004	6.5	5.7	8.1	7.4	8.55	7.51
December 2004	9.6	6.3	13.0	8.6	13.35	9.01
First quarter	11.5	5.9	14.5	7.2	14.74	8.76
Second quarter	11.0	7.2	13.1	8.7	12.65	8.80
Third quarter	7.7	5.3	9.3	6.5	9.50	6.46
Fourth quarter	9.6	5.3	13.0	6.7	13.35	6.50
Annual 2004	11.5	5.3	14.5	6.5	14.74	6.46

	Frankfurt Stock Exchange (1) per Share €		Frankfurt Stock Exchange (1) per Share $		Nasdaq National Market (2) per Share $
	High	Low	High	Low	High	Low

2005
January 2005	9.8	8.0	13.0	10.5	12.87	10.30
February 2005	9.9	8.6	12.7	11.2	12.84	11.40
March 2005	11.0	9.3	14.6	12.2	14.64	12.36
April 2005	11.5	8.56	14.9	11.1	15.35	11.75
First quarter	11.0	8.0	14.6	10.5	14.64	10.30

(1)	Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange.

(2)	Our ordinary shares were quoted on the Nasdaq SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the Nasdaq National Market, and our ordinary shares commenced trading on the National Market on December 20, 2004.

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares, to the extent they are admitted to the Neuer Market, are represented by global share certificates registered in the name of Clearstream Banking AG. As a result, we do not know the number of our outstanding ordinary shares held in the United States or the number of holders of our ordinary shares who reside in the United States.

        The following table sets forth, for the periods and dates indicated, information concerning the noon buying rate for the Euro, expresses in Euros per dollar.

	Average Rate (1)	High	Low	Period- End Rate

1999	.9455	.9984	.8466	.9930
2000	1.0860	1.2090	.9675	1.0650
2001	1.1173	1.2346	1.0488	1.1235
2002	1.0578	1.1636	0.9537	0.9537
2003	0.8833	0.9652	0.7938	0.7938
2004	0.8040	0.8474	0.7339	0.7387
2005 (through April 22, 2005)	0.7647	0.7829	0.7421	0.7652

(1)	The average daily noon buying rate from the Federal Reserve Bank of New York.

        Our ordinary shares are traded publicly on the NASDAQ National Market under the symbol “OTIV.” Our ordinary shares are traded publicly on the Prime Standard Market of the Frankfurt Stock Exchange under the symbol “OT5.”

        On April 30, 2005, the last reported sale price of our ordinary shares on the NASDAQ National Market was $11.75 per share. According to our transfer agent, as of April 30, 2005, there were 29 holders of record of our ordinary shares.

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

Description of Shares

        Our authorized share capital consists of 30,000,000 ordinary shares, NIS 0.1 nominal value.

The following table sets out changes in our authorized share capital occurring during the last three years:

Date	Nature of Action	State of Authorized Share Capital

June 17, 2002	Consolidation of share capital	NIS 500,000 divided into 5,000,000 ordinary
shares of nominal value NIS 0.1.

November 14, 2003	Raise of share capital by	NIS 1,000,000 divided into 10,000,000
	additional 5,000,000	ordinary shares of nominal value NIS 0.1

April 6, 2004	Increase in share capital	NIS 10,000,000 increased into 30,000,000
ordinary shares of nominal value NIS 0.01.

        Description of Ordinary Shares

        As of April 30, 2005, our authorized share capital consists of 30,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 8,854,980 are issued and outstanding.

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

        The German Securities Trading Act (Wertpapierhandelsgesetz – WpHG) provides that any shareholder whose shareholdings in a listed company reaches, exceeds or falls short of 5%, 10%, 25%, 50% or 75% of the voting rights by purchase, sale of by any other means shall immediately, and at the latest within seven calendar days, notify the company and the Federal Agency for Supervision for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht) in writing of having reached, exceeded or fallen short of the above-mentioned thresholds and of their percentage of the voting rights, by indicating his address and the day on which he has reached, exceeded or fallen short of the respective threshold.

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

        The Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. As of the date of this annual report, we are not aware of any single shareholder which holds 25% or more of our shares. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company. Regulations promulgated under the Companies Law provide that the tender offer requirements described in this paragraph do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

—	there is a limitation on the acquisition of any level of control of the company; or

—	the acquisition of any level of control must be by means of a tender offer to the public.

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

Other Anti-Takeover Provisions

        Under the German Act relating to Tenders for the Acquisition of Securities and Companies (Wertpapiererwerbs und Übernahmegesetz – Wp ÜG), anybody who obtains the control of a target company is obligated to make an offer for the acquisition of the shares of the outside shareholders for adequate consideration. Control under the Wp ÜG means the direct or indirect holding of 30% of the voting rights of the target company. We are also subject to the tender offer provisions of the U.S. Securities Exchange Act of 1934, as amended.

Transfer Agent, Registrar and Paying Agent

        The transfer agent and registrar for our ordinary shares in the United States is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, New York, New York 10004, and its telephone number at this location is 212-509-4000. Our paying agent in Germany is Dresdner Bank AG.

Election of Directors; Appointment of Officers

        Our current board of directors consists of six directors. Under our articles of association, our board of directors may not consist at any time of more than nine members. A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees. Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders. Each group of shareholders holding in aggregate 20% or more of our outstanding share capital is entitled to submit a written list of candidates for appointment as directors at a general meeting. Shareholders may only vote for a list in its entirety unless shareholders present at the meeting holding at least 20% of our outstanding share capital require that the vote be for individual directors.

        Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least twenty-four months after their election. Incumbent directors may be reelected at that meeting. Under the new Israeli Companies Law, which took effect on February 1, 2000, the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. As a result, on July 11, 2003, our shareholders authorized our chairman, Oded Bashan, to act as our CEO for an additional three-year period ending May 25, 2006.

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

        Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at a general meeting of shareholders on the following matters:

—	an amendment to the articles of association;

—	an increase in the company's authorized share capital;

—	a merger; and

—	approval of a related-party transaction requiring shareholder approval.

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

Exculpation, Indemnification and Insurance of Office Holders

        Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care and only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate an office holder in advance from his liability towards the company which is caused by a breach of duty of care in case of distribution (as defined in the Companies Law). A company may not exculpate an office holder for breach of duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

        A company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards; and

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the officer holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

        A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care to the company or to a third party; and
—	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

—	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
—	an act or omission committed with intent to derive illegal personal benefit; or
—	a fine levied against the office holder.

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

        There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from sales of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

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

Taxation of companies

        General Corporate Tax Structure. Israeli companies are subject to corporate tax at the rate of 35% of taxable income in the 2004 tax year, 34% in the 2005 tax year, 32% in the 2006 tax year and 30% in the 2007 tax year and thereafter. However, the effective tax rate payable by a company which derives income from certain approved enterprises may be considerably lower, as discussed further below.

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

        Taxable income of a company derived from an approved enterprise is subject to a reduced corporate tax rate of 25%. The tax rate is subject to additional reductions depending on the percentage of foreign investment in the relevant company until the earlier of:

—	Seven consecutive years, or ten years in the case of a foreign investors’ company as defined below, starting in the year in which the approved enterprise first generates taxable income;

—	Twelve years from the start of production; or

—	Fourteen years from the date of approval of the approved enterprise status.

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

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

■	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

■	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

■	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

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

        The technology developed with Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law, and may not be transferred to non-residents of Israel (Beginning April 1, 2005, governmental committee under the Research Law may approve a transfer of technology to non-residents of Israel under restricted conditions and in accordance with the Research Law). Approval, however, is not required for the export of products developed using the grants. Approval of the transfer of technology to residents of Israel may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and related Regulations, including the restrictions on transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot provide any assurance that consent, if requested, will be granted.

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

        Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969. The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. An “Industrial Company” is defined as a company resident in Israel, at least 90% of whose income in a given tax year exclusive of income from specified sources, is derived from an industrial enterprise owned by it. An “industrial enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        Under the Industry Encouragement Law, industrial companies are entitled to the following preferred corporate tax benefits:

—	deduction of purchase of know-how and patents utilized in the development of the company over an eight-year period;

—	deduction of expenses incurred in connection with a public stock issuance over a three-year period; and

—	right to elect, under certain conditions, to file a consolidated tax return with additional related Israeli industrial companies operating a common production line.

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

        Special Provisions Relating to Taxation under Inflationary Conditions. The Income Tax Law (Inflationary Adjustments), 1985, referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. These are some of its important features:

—	There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets. Where a company’s equity, as defined in the law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on the excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

—	Gains on traded securities, are taxable in certain circumstances determined under the Inflationary Adjustments Law. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

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

        Capital Gains Tax on Sales of Our Ordinary Shares. Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel. The real gain is added to ordinary income, which effective until December 31, 2002 was taxed at ordinary rates of up to 50% for individuals and 36% for corporations.

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

        Notwithstanding the above, securities that are defined as foreign securities that are sold prior to January 1, 2007 shall be subject to 35% tax on the real capital gain. Foreign securities that are bought prior to January 1, 2007 and sold after January 1, 2007 shall be subject to 35% capital gains tax on the real gains accrued until January 1, 2007 and 15% capital gains tax on the real gains accrued thereafter. With regards to individuals and companies, which are not subject to the Inflationary Adjustments Law and to bookkeeping in foreign currency provisions, capital gains from sale of foreign securities are subject to 15% tax beginning January 1, 2005. However, according to new tax legislation our ordinary shares are not considered “foreign traded securities.”

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

        Foreign Exchange Regulations. We are permitted to pay in Israeli and non-Israeli currency:

—	dividends to holders of our ordinary shares; and

—	any amounts payable with respect to our ordinary shares upon our dissolution, liquidation or winding up.

        If we make any payments in Israeli currency, the payments may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Material United States Federal Income Consequences

        The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by United States holders (as defined below). This summary is based upon the United States Internal Revenue Code of 1986, as amended, applicable Treasury regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices, all of which are subject to change, possibly with retroactive effect or different interpretations. We have not sought any ruling from the United States Internal Revenue Service with respect to the matters discussed below, and we cannot provide any assurance that the IRS or a court will agree with our conclusions. The discussion below assumes that you will hold the ordinary shares as capital assets.

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

        This discussion is not a comprehensive description of all of the tax consequences that may be relevant to United States holders of ordinary shares, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares. In particular, this discussion does not address your tax treatment if you are subject to special tax rules under United States federal income tax law, for example, if you are:

—	a bank, insurance company or other financial institution, or "financial services entity",

—	a regulated investment company, real estate investment trust or grantor trust,

—	a broker or dealer in securities or foreign currency,

—	a United States holder who has a functional currency other than the United States dollar,

—	a person who acquires ordinary shares in connection with employment or other performance of services, or who acquires ordinary shares in the form of bonus shares from us,

—	a person subject to alternative minimum tax,

—	a person who owns, or is deemed to own, at least 10% or more, by voting power or value, of our shares,

—	a person who owns ordinary shares as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction for United States federal income tax purposes,

—	a tax-exempt entity, or

—	an expatriate or former long-term resident of the United States.

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

        For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after December 31, 2008, qualified dividend income will generally be subject to a maximum U.S. federal income tax rate of 15% for non-corporate United States holders. Because our shares trade on the NASDAQ National Market, any dividends we pay on shares traded on the NASDAQ National Market during that period should generally constitute qualified dividend income to you, unless, in the year we pay a dividend or in the prior year, we are a foreign investment company, foreign personal holding company, or a passive foreign investment company, a circumstance described below under “Passive Foreign Investment Company Consideration.” Due to the nature of our operations and/or ownership, we do not believe we are, or are likely to become, a foreign investment company or foreign personal holding company. If our beliefs concerning our foreign investment company or foreign personal holding company status are correct, and if we are not a passive foreign investment company, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the United States holder satisfying holding period and other requirements described below. A United States holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

        Amounts withheld under backup withholding are generally not an additional tax and may be refunded or credited against your United States federal income tax liability, provided you timely furnish the required information to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining that exemption.

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

F.	DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.	STATEMENT BY EXPERTS

        Not applicable.

H.	DOCUMENTS ON DISPLAY

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

        Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2004. Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2004.

        There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Raanan Ellran, a member of its audit committee, is an audit committee financial expert, as defined by applicable SEC regulations.

ITEM 16B.	CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics that applies to our executive and financial officers and all of our employees. The Code of Business Conduct and Ethics is publicly available on our website at www.otiglobal.com and we will provide shareholders with a written copy upon request. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        Our audit committee is responsible for the oversight of our independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Somekh Chaikin (a member of KPMG International). These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, Somekh Chaikin and our management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by Somekh Chaikin, a member of KPMG International for the years ended December 31:

	2004	2003
	(in thousands)

Audit fees	$154	$247

Audit-related fees	$8	$1

Tax fees	$7	$5

All other fees	$55	$-

	$224	$253

        The audit fees for the years ended December 31, 2004 and 2003, are the aggregate fees billed (for the year) for the professional services rendered for the audits of our 2004 and 2003 annual consolidated financial statements, review of consolidated quarterly financial statements of 2004 and 2003, statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

        The audit-related fees are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

        Tax Fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning.

        All other fees are the aggregate fees billed (in the year) for professional services mainly in connection with the due diligence concerning the acquisition of Asec S.A. and compliance with Sarbanes-Oxley Act requirements.

        Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above. The committee approves discrete projects on a case-by-case basis that may have a material effect on our operations and also considers whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to the Consolidated Financial Statements	F-9 - F-44

ITEM 19.	EXHIBITS

Exhibit No.	Description

1	Articles of Association (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, no. 333-90496).

2	Specimen share certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1, no. 333-90496).

4	Material agreements (incorporated by reference to Exhibits 10.1 – 10.49 to our Amendment No. 1 to Form F-1 Registration Statement, File No. 333-108770).

8	List of subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1, File No. 333-90496).

10.1	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International

10.2	Consent of Somekh Chaikin, a member of KPMG International

31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2004

On Track Innovations Ltd. and its subsidiaries
Consolidated Financial Statements as of December 31, 2004

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. and its subsidiaries (“the Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2002 were audited by other auditors, whose reports thereon dated March 28, 2003 expressed an unqualified opinion.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member of KPMG International

March 25, 2005

On Track Innovations Ltd. and its subsidiaries
Consolidated Balance Sheets

US dollars in thousands except share and per share data

		December 31
	Note	2003	2004

Assets
Current assets
Cash and cash equivalents	(3)	$9,712	$23,917
Short-term investments	(4)	999	4,559
Trade receivables (net of allowance for doubtful
accounts of $ 282 and $ 329 as of December 31, 2003
and 2004, respectively)		3,223	3,477
Other receivables and prepaid expenses	(5)	881	2,705
Inventories	(6)	4,069	4,765

Total current assets		18,884	39,423

Severance pay deposits fund	(12)	906	595

Long-term receivables	(7B )	-	1,077

Property, plant and equipment, net	(8)	5,770	5,324

Other intangible assets, net	(7E )	325	1,438

Goodwill		5,383	4,146

Total assets		$31,268	$52,003

On Track Innovations Ltd. and its subsidiaries
Consolidated Balance Sheets

US dollars in thousands except share and per share data

		December 31
	Note	2003	2004

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	(10C )	$1,751	$1,641
Trade payables		3,339	4,305
Other current liabilities	(9)	2,624	3,824

Total current liabilities		7,714	9,770

Long-Term Liabilities
Long-term loans, net of current maturities	(10A )	3,121	2,018
Accrued severance pay	(12)	1,130	1,361
Deferred tax liabilities		-	162

Total long-term liabilities		4,251	3,541

Total liabilities		11,965	13,311

Commitments and Contingencies	(13)

Shareholders' Equity	(14)
Ordinary shares of NIS 0.1 par value: Authorized -
10,000,000 and 30,000,000 shares as
of December 31, 2003 and 2004, respectively;
issued and outstanding - 4,778,715 and 8,422,175 shares
as of December 31, 2003 and 2004, respectively		119	199
Additional paid-in capital		59,965	90,779
Deferred stock compensation		(1,257)	(3,553)
Accumulated other comprehensive income		287	353
Accumulated deficit		(39,811)	(49,086)

Total shareholder's equity		19,303	38,692

Total liabilities and shareholders' equity		$31,268	$52,003

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries
Statements of Operations

US dollars in thousands except share and per share data

		Year ended December 31
	Note	2002	2003	2004

Revenues	(17)
Products		$15,492	$17,245	$19,120
Non-recurring engineering		952	284	433
Licensing and transaction fees		651	808	2,237
Customer service and technical support		868	1,258	1,362

Total revenues		17,963	19,595	23,152

Cost of Revenues
Products		8,740	8,678	11,853
Non-recurring engineering		216	109	183
Customer service and technical support		546	691	763

Total cost of revenues		9,502	9,478	12,799

Gross profit		8,461	10,117	10,353

Operating Expenses
Research and development		4,459	3,159	3,544
Less - participation by the Office of the
Chief Scientist		1,103	853	394

Research and development, net		3,356	2,306	3,150
Selling and marketing		3,869	4,092	6,010
General and administrative		5,183	5,853	6,549
Amortization of intangible assets		161	188	261
Expenses relating to raising of capital
and exchange of subsidiary's employees equity
interest in equity interest of the Company		-	-	3,227

Total operating expenses		12,569	12,439	19,197

Operating loss		(4,108)	(2,322)	(8,844)

Financial income		176	82	131
Financial expenses		(135)	(979)	(418)

Financial income (expenses), net		41	(897)	(287)
Other income (expenses), net		(1,955)	(244)	29

Loss before taxes on income		(6,022)	(3,463)	(9,102)
Taxes on income	(15)	(207)	(104)	(173)

		(6,229)	(3,567)	(9,275)
Minority interest		(19)	-	-

Net loss		$(6,248)	$(3,567)	$(9,275)

Basic and diluted net loss per ordinary share		$(3.76)	$(1.52)	$(1.33)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share		1,661,170	2,354,254	6,972,878

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries
Statements of Shareholders' Equity and Comprehensive Loss

US dollars in thousands except share and per share data

	Number of Shares	Share capital	Additional paid-in capital	Deferred stock Compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2002	1,589,311	$47	$44,823	$(541)	$37	$(29,996)	$14,370

Deferred stock compensation, net	-	-	2,182	(2,182)	-	-	-
Exercise of options	227,845	5	-	-	-	-	5
Amortization of deferred stock
compensation	-	-	-	1,608	-	-	1,608
Stock options granted to consultants	-	-	1,058	-	-	-	1,058
Beneficial conversion feature on
convertible notes	-	-	42	-	-	-	42
Warrants issued in connection with the
issuance of convertible notes	-	-	42	-	-	-	42
Foreign currency translation adjustments	-	-	-	-	164	-	164
Net loss	-	-	-	-	-	(6,248)	(6,248)

Balance as of December 31, 2002	1,817,156	$52	$48,147	$(1,115)	$201	$(36,244)	$11,041

Deferred stock compensation, net	-	-	2,039	(2,039)	-	-	-
Amortization of deferred stock
compensation	-	-	-	1,897	-	-	1,897
Stock options granted to consultants	-	-	927	-	-	-	927
Exercise of options and warrants	864,856	19	265	-	-	-	284
Conversion of a loan to options	-	-	465	-	-	-	465
Conversion of convertible promissory note	52,000	1	249	-	-	-	250
Issuance of shares and detachable warrants,
net of issuance expenses of $1,204	2,044,703	47	7,873	-	-	-	7,920
Foreign currency translation adjustments	-	-	-	-	86	-	86
Net loss	-	-	-	-	-	(3,567)	(3,567)

Balance as of December 31, 2003	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Deferred stock compensation, net	-	-	7,168	(7,168)	-	-	-
Amortization of deferred stock
compensation	-	-	-	4,872	-	-	4,872
Stock options granted to consultants	-	-	2,537	-	-	-	2,537
Exercise of options and warrants	2,057,196	45	6,712	-	-	-	6,757
Issuance of shares and detachable warrants,
net of issuance expenses of $ 2,260	1,400,000	31	13,156	-	-	-	13,187
Shares issued in connection with the
purchase of a subsidiary	186,264	4	1,241	-	-	-	1,245
Foreign currency translation adjustments	-	-	-	-	93	-	93
Net unrealized loss on available-for-sale
securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(9,275)	(9,275)

Balance as of December 31, 2004	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

	Year ended December 31
	2002	2003	2004

Total comprehensive loss:
Net loss	$(6,248)	$(3,567)	$(9,275)
Foreign currency translation adjustments	164	86	93
Net unrealized loss on available-for-sale
securities	-	-	(27)

Total comprehensive loss	$(6,084)	$(3,481)	$(9,209)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries
Statements of Cash Flows

US dollars in thousands except share and per share data

	Year ended December 31
	2002	2003	2004

Cash flows from operating activities
Net loss	$(6,248)	$(3,567)	$(9,275)
Adjustments required to reconcile net loss to
net cash provided by (used in) operating activities:
Amortization of deferred stock compensation	1,608	1,897	4,872
Stock options granted to consultants	1,058	674	1,923
Loss on sale of property and equipment	40	-	116
Amortization of intangible assets	161	188	290
Depreciation	897	1,453	571
Amortization of beneficial conversion feature on convertible notes	3	81	-
Accrued severance pay, net	-	(247)	596
Minority interest in losses of subsidiaries	19	-	-
Accrued interest and linkage differences on long-term loans	-	-	70
Decrease in deferred tax liabilities	-	-	(20)
Decrease (increase) in short-term investments	282	665	999
Decrease (increase) in trade receivables	1,363	(1,093)	(1,100)
Decrease (increase) in other receivables and prepaid expenses	331	78	(792)
Decrease (increase) in inventories	1,104	253	(1,193)
Increase (decrease) in trade payables	(1,263)	198	2,070
Increase (decrease) in other current liabilities	(497)	403	543
Decrease in long-term deferred revenues	-	(716)	-

Net cash provided by (used in) operating activities	(1,142)	267	(330)

Cash flows from investing activities
Sale of a consolidated subsidiary, net of cash disposed of
(Supplement C)	-	-	(1)
Acquisition of a consolidated subsidiary, net of cash acquired
(Supplement D)	-	-	(66)
Proceeds from sale of property and equipment	14	-	24
Purchase of property and equipment	(793)	(502)	(449)
Purchase of available-for-sale securities	-	-	(4,541)
Increase in short-term deposit	-	-	(45)

Net cash used in investing activities	(779)	(502)	(5,078)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(1,109)	85	437
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	-	8,899	12,818
Proceeds from long-term bank loans	372	650	-
Repayment of long-term bank loans	(1,630)	(2,118)	(475)
Exercise of options and warrants	5	284	6,757
Proceeds from issuance of convertible notes	166	-	-
Proceeds from issuance of warrants in connection with the
issuance of convertible notes	42	-	-
Proceeds allocated to beneficial conversion feature on convertible
notes	42	-	-

Net cash provided by (used in) financing activities	(2,112)	7,800	19,537

Effect of exchange rate changes on cash	148	2	76

Increase (decrease) in cash and cash equivalents	$(3,885)	$7,567	$14,205
Cash and cash equivalents at the beginning of the year	6,030	2,145	9,712

Cash and cash equivalents at the end of the year	$2,145	$9,712	$23,917

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries
Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

		Year ended December 31
		2002	2003	2004

Supplementary cash flows activities:

A.	Cash paid during the period for:
	Interest	$363	$283	$318
	Income taxes	$54	$-	$-

B.	Non-cash transactions:
	Issuance of shares in consideration for acquisition of:
	Acquisition of 39% of Easy Park Israel shares
	through assumption of liabilities	$327	$-	$-

	Issuance expenses	$-	$979	$-

C.	Sale of a consolidated subsidiary:
	Assets and liabilities of the previously consolidated
	subsidiary at the time it ceased being consolidated:
	Working capital surplus, excluding cash and cash
	equivalents	$-	$-	$351
	Fixed assets	-	-	321
	Severance pay deposit funds	-	-	2
	Goodwill	-	-	1,404
	Intangible assets	-	-	34
	Long-term liabilities	-	-	(445)
	Proceeds from sale of the subsidiary, not yet received	-	-	(2,178)
	Deferred gain on sale of the subsidiary	-	-	510

		$-	$-	$(1)

D.	Acquisition of a consolidated subsidiary
	Assets and liabilities of the subsidiary at date of
	acquisition:

	Working capital surplus, excluding cash
	and cash equivalents	$-	$-	$(66)
	Fixed assets	-	-	(122)
	Long-term liabilities	-	-	33
	Goodwill	-	-	(167)
	Know-how	-	-	(452)
	Brand	-	-	(579)
	Sales contracts	-	-	(406)
	Deferred tax liabilities			273
	Issuance of shares in consideration for the acquisition	-	-	1,245
	Liability in respect with the acquisition of
	the subsidiary	-	-	175

		$-	$-	$(66)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries
Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General

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

Note 2 – Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. The Company’s principal subsidiaries are InterCard GmbH Kartensysteme (Germany – disposed in October 2004), InterCard GmbH Systemelectronic (Germany), OTI Africa Ltd. (South Africa), SoftChip Technologies (3000) Ltd. (Israel), ASEC Spolka Akcyjna (Poland) SoftChip Israel Ltd. (Israel), OTI America, Inc. (U.S.A.), Easy Park Ltd. (Israel) and Easy Park Israel Ltd. (Israel). All intercompany transactions and balances have been eliminated upon consolidation.

B.	Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

C.	Financial statements in U.S. dollars

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

Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from remeasurement of balance sheet items denominated in non-dollar currencies are reflected in the consolidated statements of operations.

Note 2 – Significant Accounting Policies (cont’d)

C.	Financial statements in U.S. dollars (cont’d)

The functional currency of InterCard GmbH Kartensysteme (disposed in October 2004) and InterCard GmbH Systemelectronic is the Euro and the functional currency of ASEC Spolka Akcyjna is the Polish currency, the Zloty. The financial statements of these companies are translated into US dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation included as a separate component of shareholders’ equity (accumulated other comprehensive income).

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instrument that are readily convertible to cash with original maturities of three months or less from the date of deposit.

E.	Marketable securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its marketable debt securities into trading or available-for-sale. Trading securities are held for resale in anticipation of short-term market movements.

Marketable securities classified as trading securities are stated at the quoted market prices at each balance sheet date. Gains and losses (realized and unrealized) related to trading securities as well as interest on such securities are included as financial income or expenses, as appropriate.

Marketable securities classified into available-for-sale are stated at market value. Unrealized gains and losses are reported as a separate component of shareholders’ equity (accumulated other comprehensive income). Interest income is included in financing income. Realized gains and losses are included in financial income or expenses.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less than 12 months		12 months or greater			Total unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Total fair value

Available-for-sale:

U.S. treasury
securities	$4,514	$(27)	$-	$-	$4,514	$(27)

Total	$4,514	$(27)	$-	$-	$4,514	$(27)

The unrealized losses on the Company’s investments in fixed rate bonds were caused by interest rate increases. Because the Company has the ability to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Note 2 – Significant Accounting Policies (cont’d)

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

The activity in the allowance for doubtful accounts for the years ended December 31, 2002, 2003 and 2004 follows:

	2002	2003	2004

Allowance for doubtful accounts at beginning of
year	$64	$244	$282
Additions charged to bad debt expense	258	80	78
Write-downs charged against the allowance	(78)	(42)	-
Decrease from disposal of a subsidiary	-	-	(31)

Allowance for doubtful accounts at end of year	$244	$282	$329

H.	Inventories

Inventories are stated at the lower of cost or net realizable value. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2002, 2003 and 2004, have been included in cost of revenues.

Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis.

I.	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

Note 2 – Significant Accounting Policies (cont’d)

J.	Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets) are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2004, no impairment losses have been identified.

K.	Business combinations

The Company adopted SFAS No. 141 “Business Combinations”, issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria – the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

L.	Goodwill

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to June 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

In accordance with the provisions of SFAS No. 142, the Company evaluated its existing intangible assets as of January 1, 2002 and concluded that the purchase cost assigned to assembled workforce as part of the SoftChip Group acquisition in January 2000 and the purchase cost assigned to the assembled workforce as part of the InterCard Group acquisition in 2000 and 2001 did not meet the criteria for separate recognition as an intangible asset, and have therefore been reclassified as goodwill as of January 1, 2002.

Note 2 – Significant Accounting Policies (cont’d)

L.	Goodwill (cont’d)

As of January 1, 2002, the Company therefore had unamortized goodwill in the amount of $5,383.

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level, which is generally defined as an operating segment or a component of an operating segment in certain circumstances. For the purposes of applying SFAS No. 142, the Company has identified five reporting units – the InterCard Group, the SoftChip Group, EasyPark, OTI Africa and OTI Israel. The goodwill has been assigned to two of these reporting units, being the Softchip Group and the InterCard Group.

Goodwill impairment is a two-step process: Step 1 is to determine the fair value of each reporting unit and step 2 is to compare the fair value of the reporting unit to its carrying value. For the InterCard Group reporting unit, the fair value is determined by the income approach as the reporting unit functions as a profit based business which generates both revenues and expenditures. This approach included two steps: (1) establishing an estimate of future cash flows and (2) discounting these cash flows to present value. For the SoftChip Group reporting unit, the fair value is determined by the cost approach, as this reporting unit is involved in research and development, and does not generate revenues. The cost approach involved estimating the total cost that the reporting unit would be required to incur in order to gain the knowledge of the current work force.

The Company completed the transitional goodwill impairment test in the second quarter of fiscal 2002 and completed the annual goodwill impairment test in the first quarter of fiscal 2003, 2004 and 2005 in respect of goodwill balances as of December 31, 2002, 2003 and 2004, respectively.

The fair value of each reporting unit exceeded the respective carrying amount, and therefore, the goodwill allocated to each reporting unit was not considered impaired. However, there can be no assurance that goodwill will not be impaired at any time in the future.

In October 2004, the Company completed the acquisition of ASEC (see Note 7E). In connection with the acquisition, the Company recognized goodwill in the amount of US$ 167.

M.	Other intangible assets

Intangible assets acquired in a business combination should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”. Acquired technology, brand, know-how and contracts with customers are amortized on the straight-line basis between one and seven years.

Note 2 – Significant Accounting Policies (cont’d)

N.	Revenue recognition

The Company and its subsidiaries generate revenues from product sales, non-recurring engineering, licensing and transaction fees, and customer services and technical support.

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

O.	Research and development costs

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

P.	Government grants

The Company and one of its subsidiaries receive royalty-bearing participation, which represents participation of the Government of Israel (Office of the Chief Scientist – “OCS”) in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales.

Note 2 – Significant Accounting Policies (cont’d)

Q.	Stock-based compensation

Employees

The Company has adopted SFAS No. 123, “Accounting for Stock-Based Compensation”which permits entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees and related interpretations”(“APB No. 25”) and provide pro forma net loss and pro forma net loss per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB No. 25, including FASB interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB No. 25” and provide the pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123".

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

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s and subsidiaries stock-based employee compensation cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Year ended December 31
	2002	2003	2004

Net loss as reported	$(6,248)	$(3,567)	$(9,275)
Deduct: Compensation expense according to
APB 25 included in reported net loss	1,608	1,897	4,872
Add: Application of compensation
according to SFAS No. 123	(4,239)	(2,758)	(12,917)

Pro forma net loss	$(8,879)	$(4,428)	$(17,320)

Basic and diluted net loss per share:
As reported	$(3.76)	$(1.52)	$(1.33)

Pro forma	$(5.34)	$(1.88)	$(2.48)

Note 2 – Significant Accounting Policies (cont’d)

R.	Basic and diluted net loss per share

Basic and diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year in accordance with SFAS No. 128, “Earnings Per Share.”

All outstanding stock options and convertible notes have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

S.	Fair value of financial instruments

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit, trade payables and convertible notes are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of marketable securities are based on quoted market prices.

Long-term receivables are presented at the present value of expected future cash flows discounted at the interest rate of 10%.

The carrying amount of long-term loans are equivalent to or approximate their fair value as they bear interest at approximate market rates.

T.	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

Note 2 – Significant Accounting Policies (cont’d)

U.	Severance pay

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

Severance pay deposits fund represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value, which also represent their fair value.

V.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred.

W.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank investments, U.S. treasury securities, long-term receivables and trade receivables.

Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel and the United States. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

U.S. treasury securities are denominated in U.S. dollars. Management believes that minimal credit risk exists with respect to these securities.

Long-term receivables represent amounts to be received in consideration of the sale of KS (see note 7B). Management believes that the Company received satisfactory guarantees and pledge which may assure the receipts of the aforesaid amounts.

The Company’s trade receivables are derived from sales to large and financially secure organizations located mainly in the United States, Far East, Africa and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

Note 2 – Significant Accounting Policies (cont’d)

X.	Recently issued accounting standards

1.	In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4. The amendment made by SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS No. 151 should be applied prospectively.
Adoption of this statement is not expected to have a material impact on the Company’s financial position or results of operations.

2.	In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS No. 115 investment securities and investments accounted for under SFAS No. 124. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends on reconsidering in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature. Quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 are included in Note 2E.

3.	In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS No. 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 2Q and 14C. SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS No. 123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS No. 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS No. 123R unless those changes represent a correction of an error. The provisions of SFAS No. 123R are effective for periods beginning after June 15, 2005, which will be the Company’s third quarter beginning July 1, 2005. The Company expects the adoption of this standard will reduce the third and fourth quarters of 2005 net income by approximately US$ 986 thousand and US$ 881 thousand, respectively. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005.

Note 2 – Significant Accounting Policies (cont’d)

X.	Recently issued accounting standards (cont’d)

See Note 18 regarding event after the date of the report of Independent Registered Accounting Firm.

4.	In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the consolidated financial position or results of operations of the Company.

Note 3 – Cash and Cash Equivalents

	December 31
	2003	2004

Cash in banks	$8,252	$16
Bank deposits in U.S. dollars and U.S. treasury
securities	917	21,885
Bank deposits in Euro	217	920
Bank deposits in NIS	326	275
Other	-	821

	$9,712	$23,917

Note 4 – Short-Term Investments

Short-term investments as of December 31, 2003 consist of marketable bonds of the State of Israel (bearing annual interest rate of 1.38%).

Short-term investments as of December 31, 2004, consist of primarily U.S. treasury securities (bearing annual interest rate of 1.489% – 3.188%).

Note 5 – Other Receivables and Prepaid Expenses

	December 31
	2003	2004

Government institutions	$332	$737
Prepaid expenses	243	334
Receivable in respect of the sale of a subsidiary
(see Note 7B)	-	1,101
Other receivables	306	533

	$881	$2,705

Note 6 – Inventories

	December 31
	2003	2004

Raw materials	$2,350	$2,092
Work in progress	685	1,113
Finished products	1,034	1,560

	$4,069	$4,765

Note 7 – Investments

A.	Softchip Technologies (3000) Ltd. / Softchip Israel Ltd.

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

Note 7 – Investments (cont’d)

A.	Softchip Technologies (3000) Ltd. / Softchip Israel Ltd. (cont’d)

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $1,171 was recorded as intangibles being mainly assembled workforce ($991) and technology ($180), which up to December 31, 2001 were amortized over a period of five years on a straight-line basis. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 – see Note 2L.

As part of the acquisition of the SoftChip Group, the Company granted the chief executive officer of the SoftChip Group, options to purchase 10,000 shares of the Company at a price of $30.00 per share. The options vest in five equal annual installments commencing February 2001. In accordance with EITF 95-8 “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase”, these options are not considered as part of the purchase price, and the Company has accordingly recorded a deferred stock compensation in the amount of $730 to be amortized over the vesting period which is five years. As of December 31, 2004, none of these options were exercised.

B.	Intercard Gmbh Kartensysteme/Intercard Gmbh Systemelectronic

On June 15, 2000, the Company acquired a 51% equity interest in InterCard GmbH Kartensysteme (“KS”) and InterCard GmbH Systemelectronic (“SE”) (the “InterCard Group”) in consideration for ordinary shares of the Company having a fair value of DM5 million (approximately $2.4 million) (being the purchase price). The DM 5 million consideration was paid in five equal monthly installments of the Company’s ordinary shares valued at DM 1 million each at the time of transfer followed by a sixth installment such that the total number of shares transferred in each installment multiplied by the average closing price of the Company’s shares on the Neuer Markt of the Frankfurt Stock Exchange for the twenty days immediately following each installment, equals DM 5 million. Pursuant to this transaction, in June 2000, the Company issued an aggregate of 39,317 ordinary shares which were held in escrow for the purpose of these transfers.

As of December 15, 2000, the Company transferred an aggregate of 29,742 ordinary shares to the sellers. The InterCard Group is a systems integrator and manufacturer of electronic devices. The acquisition was accounted for as a purchase, and the Company has allocated the purchase price according to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $2,778 has been recorded as intangibles being mainly assembled workforce ($2,638) and technology ($140), which up to December 31, 2001 were amortized over seven years on a straight-line basis. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 – see Note 2L.

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

Note 7 – Investments (cont’d)

B.	Intercard Gmbh Kartensysteme/Intercard Gmbh Systemelectronic (cont’d)

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

The total number of shares transferred was subject to adjustment by a eighth installment such that the total number of shares transferred in each installment multiplied by the average closing price for the twenty days immediately following each installment, equals DM 7 million. Pursuant to this transaction, the Company issued 88,075 ordinary shares and instead of issuing additional shares to compensate the seller for the reduction in value of the Company’s shares at the installment dates, OTI restructured its payment obligations to the sellers. A payment of approximately $198 was paid on October 4, 2001. The balance of approximately $595 was granted to the Company as a loan from the sellers and was payable in 36 monthly installments of Euro 19,724 which included interest on the outstanding principal at the rate of 6% per annum. As security for payment of the loan the Company pledged 18% of OTI’s shares in the InterCard Group to the sellers. In June 2003, the Company converted the balance of the loan in the amount of $ 465 to 135,485 options to purchase ordinary shares of the Company at an exercise price equal to par value. The fair value of the options approximates the amount of the loan. The options vest immediately and expire in May 2008.

The acquisition was accounted for as a purchase, and the Company has allocated the purchase price according to the fair value of assets acquired and liabilities assumed. The excess of the purchase price over the fair value of net tangible assets acquired and liabilities assumed of approximately $3,377 recorded as intangibles being mainly assembled workforce ($3,207) and technology ($170), which up to December 31, 2001 were amortized over seven years on a straight line basis. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142 – see Note 2L.

Following an agreement signed on September 14, 2004, in October 2004, the Company sold its wholly-owned German subsidiary, KS. In exchange for the Company’s shares in KS, the Company shall receive $ 2,500 (the “Purchase price”). The Purchase price shall be paid in two installments. The first installment in the amount of $1,250 shall be paid by receiving $ 685 in cash (received in January 2005), offsetting an amount of Euro 325 thousand ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of Euro 10 thousand and a final installment of Euro 5 thousand, beginning on February 1, 2005 and that is interest-free and offsetting an amount of Euro 100 ($ 133) against a loan granted to the buyer, which is repayable in 12 monthly installments of Euro 9,167, beginning on February 1, 2005. The second installment in the amount of $ 1,250 shall be paid in 25 quarterly payments beginning on April 1, 2005.

Note 7 – Investments (cont’d)

B.	Intercard Gmbh Kartensysteme/Intercard Gmbh Systemelectronic (cont’d)

The total present value of the purchase price amounted to $ 2,178. The gain from the sale of the subsidiary in the amount of $ 510, was deferred and will be recognized in the first quarter of 2005.

The Company’s control over KS ceased on the closing date, which was October 1, 2004, and therefore the Company ceased to consolidate the financial statements of KS on October 1, 2004.

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

Note 7 – Investments (cont’d)

C.	E-Smart Systems Inc. (formerly Oti Asia Pacific Ltd.) (cont’d)

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

As of December 31, 2003 the Company’s investment in e-Smart was zero.

In June 2004, the Company signed an agreement with CK for the sale of the Company’s 50% interest in the issued share capital of e-Smart and the transfer of the e-Smart exclusive distribution rights in the Great China. According to the agreement, the Company received $ 10 in consideration for the acquisition of the shares by CK and paid $ 40 and $ 20 for the transfer of e-Smart exclusive distribution rights and for management services provided by CK to e-Smart, respectively. In addition, the Company agreed to pay e-Smart royalties equivalent to a certain percentage of the Company’s net revenues generating from its activities in the Great China up to $ 300.

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

Note 7 – Investments (cont’d)

E.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel S.A.”), headquartered in Karkow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended by Annex No.1 to the Preliminary Share Purchase Agreement, dated October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $ 1,600, which was paid to Nextel through the issuance of 186,264 of the company’s ordinary shares, based on a market price of US $ 8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. In addition, the Agreement provides for an additional consideration of up to $ 350 to be paid to Nextel (the “earn-out right”) in the form of the Company’s ordinary shares pursuant to the earn-out formula.

The results of operations of ASEC have been included in the consolidated financial statements as from October 1, 2004.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, “Determination of the measurement date for the market price of acquirer securities issued in purchase business combination”, based on the date the business combination was consummated, and was in the amount of $ 1,245.

As of December 31, 2004, the Company also recorded $ 175 from the earn-out right against a liability in accordance with SFAS No. 150.

In connection with the acquisition, the Company recognized goodwill of $ 167. Out of $ 1,437 of acquired intangible assets, $ 579 was assigned to a brand, which is not amortized since it has an indefinite useful life, $ 406 was assigned to contracts with customers which is being amortized over up to five years and $ 452 was assigned to know how, which is being amortized over one-and-a-half years. The amortization of the intangible asset assigned to contracts with customers is included in cost of revenues.

On January 14, 2005, the Company received from Nextel S.A. 2,200 shares constituting 100% of ASEC’s share capital in exchange for 186,264 of the Company’s shares. The shares of both parties were deposited with a trustee since the day of management control taking by the Company in October 2004, and were released by the trustee when the Company’s shares were registered for trading on the NASDAQ.

Note 7 – Investments (cont’d)

F.	Other intangible assets, net

	December 31
	2003	2004

Cost
Technology	$817	$727
Brand	-	579
Know-How	-	452
Contracts with customers		406

	817	2,164

Accumulated amortization
Technology	492	622
Brand	-	-
Know-How	-	75
Contracts with customers	-	29

	492	726

	$325	$1,438

a.	Amortization expenses amounted to $ 161, $ 188 and $ 290 for the years ended December 31, 2002, 2003 and 2004, respectively.

b.	Estimated amortization expenses for the years ending:

December 31
2005	469
2006	180
2007	82
2008	73
2009	55

Note 8 – Property, Plant and Equipment, Net

	December 31
	2003	2004

Cost
Land	$87	$109
Leasehold land (1)	263	263
Buildings on leasehold land (1)	4,470	4,252
Buildings	334	378
Computers, software and manufacturing equipment	4,713	2,601
Office furniture and equipment	1,041	912
Motor vehicles	533	391

Total cost	11,441	8,906

Accumulated depreciation
Buildings on leasehold land	824	697
Computers, software and manufacturing equipment	3,871	2,305
Office furniture and equipment	697	462
Motor vehicles	279	118

Total accumulated depreciation	5,671	3,582

Depreciated cost	$5,770	$5,324

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 were $ 897, $ 1,453 and $ 571, respectively.

(1)	The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The Company commenced the construction of the building on this plot of land in 2000 and completed construction in 2002. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

(2)	As to liens – See Note 13C.

Note 9 – Other Current Liabilities

	December 31
	2003	2004

Employees and related expenses	$1,157	$1,662
Accrued expenses	395	499
Customers' advances	379	398
Liability with respect to the purchase of a subsidiary
(see Note 7E)	-	175
Deferred gain from the sale of KS (see Note 7B)	-	510
Other current liabilities	693	580

	$2,624	$3,824

Note 10 – Loans

A.	Composition of Long-Term Loans:

	December 31
	2003	2004

Long-term loans	$3,685	$2,770
Less - current maturities	564	752

	$3,121	$2,018

As of December 31, 2004, the loans are primarily from banks and are denominated in US dollars ($ 2,553), € ($ 90), and NIS ($ 127) and bear interest of approximately 3.75%-6.3% per annum.

B.	Repayments of Long-Term Loans Dates Subsequent to Balance Sheet Date:

First year (current maturities)	$752
Second year	553
Third year	377
Fourth year	348
Fifth year and thereafter	740

$2,770

Note 10 – Loans (cont’d)

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31
	2003	2004	2003	2004
	%	%
	Interest rate

In U.S. dollars	8.0	-	$6	$-
In New Israeli shekels	7.8	5.7	460	889
In Euro	9.25	-	721	-

			1,187	889
Current maturities of
long-term loans			564	752

			$1,751	$1,641

Thepercentage weighted average interest rate for the years ended December 31, 2003 and 2004 were 10.1% and 6.2%, respectively.

D.	Liens for short-term and long-term borrowings – see Note 13C.

E.	The Company has an authorized credit line of approximately $1,800.

Note 11 – Convertible Notes

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

Note 11 – Convertible Notes (cont’d)

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

Note 12 – Severance Pay

Severance pay expenses for the periods ended December 31, 2002, 2003 and 2004 amounted to approximately $ 65, $ 246 and $ 596, respectively.

Note 13 – Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of sales of products in which the Government of Israel has participated in financing the research and development, up to the amounts granted (linked to the US dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs. As at December 31, 2004, the total amount of grants received, net of royalties paid, was approximately $ 5,221.

Royalties paid or accrued amounted to $ 188, $ 199 and $ 187 for the years ended December 31, 2002, 2003 and 2004, respectively.

Note 13 – Commitments and Contingencies (cont’d)

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, Germany and South Africa, leased for periods expiring in years 2005 through 2009.

Minimum lease commitments of certain subsidiaries under operating lease agreements under non-cancelable leases in respect of premises occupied by them, at rates in effect as of December 31, 2004 are as follows:

2005	$309
2006	289
2007	272
2008	229
2009	90

$1,189

Rent expense amounted to $ 218, $ 201 and $ 475 for the years ended December 31, 2002, 2003 and 2004, respectively.

C.	Liens

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

On September 3, 2003, Edi Wuhl (the “Plaintiff”), once an employee of the Company, filed a suit against the Company to the District Labor Court in Nazareth in the amount of NIS 3,953,520. The suit is based on the Plaintiff’s claims that the Company has breached the employment agreement with him, and that the Company owes him commission payments for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. On January 2005, the Plaintiff filed his testimony in the form of an affidavit with the court. The Company is required to file its answers in April 2005. In the opinion of the Company, based on its legal advisor, the plaintiff’s chances of prevailing against the Company are remote. No provision in respect thereof has been included in the financial statements.

Note 14 – Shareholders’ Equity

A.	Share capital

1.	In July 2003, pursuant to stock purchase agreements, the Company issued to two investors 231,818 ordinary shares in consideration for $637 and received a firm commitment from one of the investors to purchase an additional 100,000 ordinary shares in consideration for an additional $275, when the Company notifies the investor that the effectiveness of a registration statement covering shares for resale in the U.S. is imminent. Additional warrants to purchase 50,000 ordinary shares at an exercise price of $5.75 per share will also be issued upon the completion of such registration. Concurrently with the above share issuance, the Company issued to the two investors warrants to purchase 50,000 and 90,909 ordinary shares at a per share exercise price of $5.75 and $3.85, respectively. The warrants are fully exercisable and expire in July 2008.

The Company paid, in respect of the above, a finders fee in cash equivalent to 10% of the amount raised by the Company and in addition warrants to purchase 18,182 ordinary shares with an exercise price of $3.85 per share and warrants to purchase 10,000 ordinary shares with an exercise price of $5.75 per share.

2.	On November 2003, convertible promissory notes in the amount of $250 were converted into 52,000 ordinary shares (see also Note 11).

3.	On November 14, 2003, upon the shareholders’ approval for the transaction, the Company issued to investors 228,044 ordinary shares in consideration for $624. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 112,305 ordinary shares, with a per share exercise price of $5.75. The warrants are fully exercisable and expire on July 2008.

4.	On November 14, 2003, the Company’s shareholders approved the increase in the Company’s authorized share capital of NIS 500,000 comprising of 5,000,000 ordinary shares of NIS 0.1 par value each. Following the aforesaid Company’s shareholders approval, the Company’s authorized share capital is comprised of 10,000,000 ordinary shares of NIS 0.1 par value each.

5.	In November 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 113,235 ordinary shares in consideration for $385. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 56,617 ordinary shares at a per share exercise price of $5. The warrants are exercisable upon the occurrence of certain events as set forth in the agreements and expire in November 2008.

6.	In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 288,889 ordinary shares in consideration for $1,300. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 144,447 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above finders’ fee, expenses equivalent to 7% of the amount raised by the Company.

Note 14 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

7.	In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above, finders fee expenses equivalent to 4% of the amount raised by the Company and, in addition, issued warrants to purchase 45,500 ordinary shares at a per share exercise price of $6.5.

8.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to investors 450,476 ordinary shares in consideration for $2,365. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 166,667 and 58,571 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above, finders fee expenses in the amount of $148 and, in addition, issued warrants to purchase 26,667 and 8,200 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively.

9.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to two investors 82,241 ordinary shares in consideration for $400. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 41,120 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

10.	Following a private placement agreement signed on October 23, 2003, the Company signed on January 7, 2004, a stock purchase agreement pursuant to which the Company issued to investors 100,000 Ordinary Shares in consideration for $ 315.

11.	On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital is comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

12.	On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $ 15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares ordinary shares at a per share exercise price of $ 13.97. The warrants are fully exercisable and expire in April 2009.

The Company incurred, in respect of the above, finders fee expenses equivalent to approximately 6% of the amount raised by the Company and, in addition, issued warrants to purchase 124,800 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expire in April 2009.

Note 14 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

13.	During 2004, warrants to purchase 1,051,224 ordinary shares were converted into ordinary shares in consideration of $6,092. Additional warrants to purchase 140,764 ordinary shares were converted into 53,975 ordinary shares through cashless exercise.

14.	Pursuant to the agreement, dated as of September 2004, between Nextel and the Company, the aggregate purchase price for the acquisition of the new subsidiary, ASEC, was $ 1,245, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares (see Note 7E).

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123 and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”:

1.	In 2002, the Company issued 259,539 options to non-employee in respect of services rendered. The aggregate fair value of the options was $1,058 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 3-10 years, (2) no dividend yield, (3) expected volatility of 75% – 93% and (4) risk free interest rate of 2.5%.

2.	In 2003, the Company issued 261,203 options to non-employee in respect of services rendered. The aggregate fair value of the options was $ 927 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 82% – 86% and (4) risk free interest rate of 2.5%.

3.	In 2004, the Company issued 326,888 options to non-employee in respect of services rendered. The aggregate fair value of the options was $ 2,537 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 78% – 85% and (4) risk free interest rate of 2.5% – 3.29%.

C.	Stock option plans

1.	In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options are to be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. In July 1998, the Board of Directors expanded the plan for an additional 20,000 share options to be granted. In November 1999, the Board of Directors resolved to expand the plan with an additional 35,000 share options to be granted. In July 2002, the Board of Directors expanded number of options available by 30,300.

Note 14 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

2.	In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

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

3.	On February 26, 2002, the Board of Directors approved a grant by which, inter alia, the Company may pay, during a 12-month period, the salaries of certain of its employees who agree to participate, by way of grant of options at an exercise price of par value. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. The Company undertook to pay from its own sources any and all differences between the relevant monthly salary and such proceeds. The arrangement was subject to the Company, the employees and the trustee’s signature on a detailed agreement and necessary ancillary documents.

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

Note 14 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

3.	(cont’d)

On August 26, 2004, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, for the period commencing July 2004 and ending December 2004.

On November 26, 2004, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, for a 12-month period commencing January 2005 and ending December 2005.

As of December 31, 2002, 2003 and 2004, 225,346, 621,768 and 1,055,439 options respectively, have been granted in respect of the above-mentioned grant. The exercise price per share for such options is equal to the par value of the ordinary shares of the Company.

4.	On November 26, 2004, the Company’s Board of Directors approved the conversion grant of 130,230 fully vested options with an exercise price of NIS 0.1 per share to OTI Africa Ltd. employees in exchange to each OTI Africa Ltd. employee waiving his rights to receive options and/or shares, he is entitled. The transaction resulted in a new measurement date and expenses in the amount of $ 1,112 were recorded.

5.	The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors and recorded compensation expenses of $1,608, $1,897 and $ 4,872 in the years ended December 31, 2002, 2003 and 2004, respectively, according to the intrinsic value of the above options.

The Company applies SFAS No. 123 in respect of options granted to consultants and recorded compensation expense of $1,058, $927 and $ 2,537 in the years ended December 31, 2002, 2003 and 2004, respectively, related to the above options according to the Black-Scholes model.

Note 14 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

If compensation cost had been determined under the alternative fair value accounting method provided under SFAS No. 123, the Company’s and subsidiaries stock-based employee compensation cost, consolidated net loss and basic and diluted net loss per share would have changed to the following consolidated pro forma amounts:

	Year ended December 31
	2002	2003	2004

Net loss as reported	$(6,248)	$(3,567)	$(9,275)
Deduct: Compensation expense according to
APB 25 included in the reported net loss	1,608	1,897	4,872
Add: Application of compensation
expenses according to SFAS No. 123	(4,239)	(2,758)	(12,917)

Pro forma net loss	$(8,879)	$(4,428)	$(17,320)

Basic and diluted net loss per share:
As reported	$(3.76)	$(1.52)	$(1.33)

Pro forma	$(5.34)	$(1.88)	$(2.48)

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 2.5%, 2.5% and 3.29% for December 31, 2002, 2003 and 2004, respectively.

3.	Estimated expected lives of 3.37 years for all periods.

4.	Expected average volatility of 82%, 86% and 78.14% for December 31, 2002, 2003 and 2004, respectively which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the Nasdaq National Market.

Note 14 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2002, 2003 and 2004 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - January 1, 2002	161,403	$46.70
Options granted	838,971	4.61
Options cancelled or forfeited	(6,885)	50.18
Options exercised	(227,845)	0.57

Outstanding - December 31, 2002	765,644	14.30
Options granted	1,585,669	1.59
Options cancelled or forfeited	(90,546)	30.62
Options exercised	(817,356)	0.41

Outstanding - December 31, 2003	1,443,411	7.15
Options granted	2,981,030	6.40
Options cancelled or forfeited	(26,708)	7.22
Options exercised	(951,997)	0.91

Outstanding - December 31, 2004	3,445,736	7.66

Exercisable as of:
December 31, 2002	549,560	$13.20

December 31, 2003	799,136	$9.06

December 31, 2004	2,595,196	$7.97

Note 14 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2004:

	Options outstanding			Options Exercisable
Range of exercise price	Number outstanding as of December 31 2004	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31 2004	Weighted Average Exercise price

$0-0.02	517,545	4.91	$0.02	490,245	$0.02
2.75	188,791	3.64	2.75	60,041	2.75
3.25-5.16	201,600	3.81	3.99	84,200	4.34
6.10-8.17	674,850	4.41	7.56	295,850	7.28
8.21-9.89	1,741,930	4.52	9.69	1,557,300	9.76
10.00-14.00	72,140	3.91	10.74	62,140	10.38
16.03-34.00	28,780	2.07	27.85	26,850	27.43
42.50-123.60	20,100	2.14	74.07	18,570	71.37

	3,445,736	4.42	7.66	2,595,196	7.97

The amounts of deferred stock compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $ 2,182, $ 2,039 and $ 7,168 for options granted in the years ended December 31, 2002, 2003 and 2004, respectively, are included in shareholders’ equity and are being amortized over the vesting periods of the respective options in accordance with APB 25.

As of December 31, 2004, the number of options available for grant was 195,288.

Note 14 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2002, 2003 and 2004 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2002	2003	2004	2002	2003	2004	2002	2003	2004

Weighted average
exercise prices	$7.7	$4.52	$8.29	$14	$-	$14	$0.3	$1.24	$5.64
Weighted average
fair values on
grant date	$2.5	$3.01	$4.69	$2.3	$-	$4.29	$8.5	$3.64	$7.16

D.	Warrants

The Company issued warrants in respect with investments made in the Company. The number of warrants issued by the Company during the years ended December 31, 2003 and 2004 were 1,553,957 and 904,800 respectively, with a per share weighted average exercise price of $5.95 and $13.97 respectively.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2004:

	Warrants outstanding
Range of exercise price	Number outstanding as of December 31 2004	Weighted average remaining contractual life (years)	Weighted Average Exercise Price

$2.75-3.85	36,002	2.59	$3.31
5.75-7.99	156,686	3.43	6.84
9.99	13,000	2.87	9.99
12.12-14.54	157,800	3.93	13.84
18.18	17,000	2.41	18.18

	380,488

E.	Employee Share Purchase Plan

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

Note 15 – Income Taxes

A.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2C the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries has not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

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

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of (see 15D below).

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2004.

Note 15 – Income Taxes (cont’d)

C.	The Law for the Encouragement of Industry (taxes), 1969

At the Company’s management estimation, the Company is also an “Industrial Company” under the Law for the Encouragement of Industry. The principal benefits for the Company is the deductibility of expenses in connection with a public offering and accelerated depreciation.

D.	On June 29, 2004, the Israeli Knesset passed Income Tax Ordinance (No. 140 and Temporary Order), 2004 (hereinafter – “the Amendment”). The Amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner: In the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%.

This change had no effect on the financial statements of the Company.

E.	As of December 31, 2004, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $ 37,500. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt, and accordingly, no deferred tax asset has been recorded. Carryforward losses relating to non-Israeli companies, Poland and Germany, approximate $96 and $154, respectively. Carryforward losses in Germany may be carried forward indefinitely and may be offset against future taxable income. Carryforward losses in Poland may be carried forward and may be offset against future taxable income and will expire in 2007.

F.	Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

G.	Income tax expense presented in the consolidated statements of operations is derived from taxable income in the German, Poland and American subsidiaries and is for current and deferred taxes.

H.	Non-Israeli subsidiaries are taxed based on tax laws in their countries of residence.

Note 16 – Related Party Balances and Transactions

A.	Balances

	December 31
	2003	2004

Assets
Trade receivables	$54	-

Liabilities
Trade payables	$29	$47

B.	Transactions

	Year ended December 31
	2002	2003	2004

Revenues	$136	$102	$-
Costs and expenses	101	76	44
Other income	165	-	-

Note 17 – Geographic Information and Major Customers

In accordance with SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information”, the Company is organized and operates as one business segment, the design and development of contactless microprocessor-based smart card systems.

	Year ended December 31
	2002	2003	2004

Revenues by geographical areas of
end customers
North America	$1,960	$1,901	$2,442
Far East	492	132	1,325
Africa	2,363	2,978	2,457
Europe	12,097	13,025	14,964
South America	155	59	52

Total export	17,067	18,095	21,240
Domestic (Israel)	896	1,500	1,912

	$17,963	$19,595	$23,152

		December 31
		2003	2004
Long lived assets by geographical areas
Israel		$5,024	$5,659
Germany		6,397	3,908
Poland		-	1,518
Other		57	250

		$11,478	$11,335

Note 18 – Event After the Date of the Report of Independent Registered Accounting Firm (Unaudited)

On April 14, 2005, the Securities and Exchange Commission issued a new rule which defers the effective date of SFAS No. 123R. According to the new rule, registrants must adopt SFAS No. 123R as of the beginning of their first annual period beginning after June 15, 2005 and not as of beginning of their first interim period beginning after June 15, 2005. Accordingly, the effective date of the adoption of SFAS No.123R for the Company is deferred from July 1, 2005 to January 1, 2006. The Company expects the adoption of this standard will reduce its 2006 net income by approximately US$ 954 thousand. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005 and 2006.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD. BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman of the Board

BY: /S/ Guy Shafran —————————————— Guy Shafran Chief Financial Officer

Date:  May 1, 2005