Form 20-F/A
period 2004-12-31
ON TRACK INNOVATIONS LTD
filed 2005-10-28
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F /A
Amendment No. 1

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

Item 17 ☐ Item 18 ☒

        This Amendment No. 1 on Form 20-F is being filed in order to amend On Track Innovations Ltd.‘s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as originally filed with the Securities and Exchange Commission on May 4, 2005 (the “Form 20-F”). This Amendment is being filed for the purpose of providing additional details to our disclosures in the financial statements attached to the original report, pursuant to comments received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our Annual Report on Form 20-F.

        For the convenience of the reader, this Amendment includes the complete text of all Items of the Form 20-F, as amended. However, other than the amendments described above, no changes have been made to these or any other Items on the Form 20-F filed on May 4, 2005. This Amendment continues to speak as of the date of the original filing of the Form 20-F and, except as described above, does not purport to amend or update the information contained in the Form 20-F filed on May 4, 2005, or reflect any events that have occurred after the Form 20-F was filed.

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

        A company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards;

—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the officer holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent ; and
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

        A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care to the company or to a third party; and
—	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

—	a breach of duty of loyalty, except tothe extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
—	an act or omission committed with intent to derive illegal personal benefit; or
—	a fine levied against the office holder.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Auditors	F-3
Consolidated Balance Sheets	F-4 - F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss	F-7
Consolidated Statements of Cash Flows	F-8 - F-9
Notes to the Consolidated Financial Statements	F-10 - F-45

ITEM 19.	EXHIBITS

Exhibit No.	Description

1	Articles of Association (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, no. 333-90496).

2	Specimen share certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1, no. 333-90496).

4	Material agreements (incorporated by reference to Exhibits 10.1 – 10.49 to our Amendment No. 1 to Form F-1 Registration Statement, File No. 333-108770).

8	List of subsidiaries (incorporated by reference to Exhibit 21.1 to our Registration Statement on Form F-1, File No. 333-90496).

10.1	Consent of Luboshitz Kasierer, an affiliate member of Ernst & Young International

10.2	Consent of Somekh Chaikin, a member of KPMG International

31.1	Certification of Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

Tel Aviv, Israel
March 25, 2005

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

On Track Innovations Ltd. and its subsidiaries
Statements of Operations

US dollars in thousands except share and per share data

		Year ended December 31
	Note	2002	2003	2004

Revenues	(17)
Products		$15,492	$17,245	$19,120
Non-recurring engineering		952	284	433
Licensing and transaction fees		651	808	2,237
Customer service and technical support		868	1,258	1,362

Total revenues		17,963	19,595	23,152

Cost of Revenues
Products		8,740	8,678	11,853
Non-recurring engineering		216	109	183
Customer service and technical support		546	691	763

Total cost of revenues		9,502	9,478	12,799

Gross profit		8,461	10,117	10,353

Operating Expenses
Research and development		4,459	3,159	3,544
Less - participation by the Office of the
Chief Scientist		1,103	853	394

Research and development, net		3,356	2,306	3,150
Selling and marketing		3,869	4,092	6,010
General and administrative		5,183	5,853	6,549
Amortization of intangible assets		161	188	261
Expenses relating to raising of capital
and exchange of subsidiary's employees equity
interest in equity interest of the Company (consists of $335 research and development, $511 selling and marketing and $2,381 general and administrative)		-	-	3,227

Total operating expenses		12,569	12,439	19,197

Operating loss		(4,108)	(2,322)	(8,844)

Financial income		176	82	131
Financial expenses		(135)	(979)	(418)

Financial income (expenses), net		41	(897)	(287)
Other income (expenses), net		(1,955)	(244)	29

Loss before taxes on income		(6,022)	(3,463)	(9,102)
Taxes on income	(15)	(207)	(104)	(173)

		(6,229)	(3,567)	(9,275)
Minority interest		(19)	-	-

Net loss		$(6,248)	$(3,567)	$(9,275)

Basic and diluted net loss per ordinary share		$(3.76)	$(1.52)	$(1.33)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share		1,661,170	2,354,254	6,972,878

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

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level, which is generally defined as an operating segment or a component of an operating segment in certain circumstances. On December 31, 2004, for the purposes of applying SFAS No. 142, the Company has identified three reporting units - the InterCard Group, ASEC and OTI Israel. Goodwill is attributed to these reporting units.

Goodwill impairment is a two-step process: Step 1 is to determine the fair value of each reporting unit and step 2 is to compare the fair value of the reporting unit to its carrying value. For the InterCard Group reporting unit, the fair value is determined by the income approach as the reporting unit functions as a profit based business which generates both revenues and expenditures. This approach included two steps: (1) establishing an estimate of future cash flows and (2) discounting these cash flows to present value. For the OTI Israel reporting unit the fair value was determined by market approached

The Company completed the transitional goodwill impairment test in the second quarter of fiscal 2002 and completed the annual goodwill impairment test in the first quarter of fiscal 2003, 2004 and 2005 in respect of goodwill balances as of December 31, 2002, 2003 and 2004, respectively.

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

Date:   October 28 , 2005