Form 20-F
period 2005-12-31
ON TRACK INNOVATIONS LTD
filed 2006-05-22
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,932,074 Ordinary Shares, NIS 0.1 nominal value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

2

INTRODUCTION

        Unless indicated otherwise by the context, all references in this Annual Report to:

—	“we”, “us”, “our”, “OTI”, or the “Company” are to On Track Innovations Ltd. and its subsidiaries;

—	“dollars” or "$" are to United States dollars;

—	“NIS” or “shekel” are to New Israeli Shekels;

—	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999; and

—	the “SEC” is to the United States Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Except for the historical information contained in this Annual Report, the statements contained in this Annual Report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results.

        We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” regarding, among other things, our belief as to increased acceptance of smart-card technology, expansions of the use of our technology, acquisitions, the impact of our relationship with technology partners and business partners as well as to our revenue and the development of future products, and Item 5 – “Operating and Financial Review and Prospects,” regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses and adequacy of capital resources, as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors”, and elsewhere in this Annual Report.

3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	2
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	2
	D.	RISK FACTORS	2
ITEM 4.	INFORMATION ON THE COMPANY		14
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
	B.	BUSINESS OVERVIEW	15
	C.	ORGANIZATIONAL STRUCTURE	30
	D.	PROPERTY, PLANT AND EQUIPMENT	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS		33
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		35
	A.	OPERATING RESULTS	35
	B.	LIQUIDITY AND CAPITAL RESOURCES	41
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	43
	D.	TREND INFORMATION	43
	E.	OFF BALANCE SHEET ARRANGEMENTS	43
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	43
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		44
	A.	DIRECTORS AND SENIOR MANAGEMENT	44
	B.	COMPENSATION	46
	C.	BOARD PRACTICES	47
	D.	EMPLOYEES	53
	E.	SHARE OWNERSHIP	54
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		57
	A.	MAJOR SHAREHOLDERS	57
	B.	RELATED PARTY TRANSACTIONS	59
	C.	INTERESTS OF EXPERTS AND COUNSEL	60
ITEM 8.	FINANCIAL INFORMATION		60
	A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	60
	B.	SIGNIFICANT CHANGES	61
ITEM 9.	THE OFFER AND LISTING		61
	A.	OFFER AND LISTING DETAILS	61
	B.	PLAN OF DISTRIBUTION	62
	C.	MARKETS	62
	D.	SELLING SHAREHOLDERS	62
	E.	DILUTION	62
	F.	EXPENSES OF THE ISSUE	62
ITEM 10.	ADDITIONAL INFORMATION		62
	A.	SHARE CAPITAL	62
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	63
	C.	MATERIAL CONTRACTS	69
	D.	EXCHANGE CONTROLS	69
	E.	TAXATION	69
	F.	DIVIDENDS AND PAYING AGENTS	79
	G.	STATEMENT BY EXPERTS	79
	H.	DOCUMENTS ON DISPLAY	79
	I.	SUBSIDIARY INFORMATION	79

2

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated balance sheet data as of December 31, 2004 and 2005, have been derived from the audited consolidated financial statements of On Track Innovations Ltd. (together with its subsidiaries, referred to as the Company or OTI) set forth elsewhere in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2001 and 2002 and the selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5.  Operating and Financial Review and Prospects,” included elsewhere in this annual report.

        Effective as of June 17, 2002, we consummated a one to ten reverse share split of our ordinary shares, such that each ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value. All shares, per share, warrants and options amounts in the consolidated financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31
	2001	2002	2003	2004	2005
	(In thousands, except share and per share data)

REVENUES
Sales	$19,393	$17,312	$18,787	$20,915	$32,266
Licensing and transaction fees	495	651	808	2,237	3,398

Total revenues	19,888	17,963	19,595	23,152	35,664

COST OF REVENUES
Sales	11,238	9,502	9,478	12,799	21,629

Total cost of revenues	11,238	9,502	9,478	12,799	21,629

Gross profit	8,650	8,461	10,117	10,353	14,035

OPERATING EXPENSES
Research and development	6,768	4,459	3,159	3,544	5,405
Less - participation by the
Office of the Chief Scientist	599	1,103	853	394	618

Research and development, net	6,169	3,356	2,306	3,150	4,787
Selling and marketing	6,585	3,869	4,092	6,010	7,620
General and administrative	4,668	5,183	5,853	6,549	9,666
Amortization of goodwill
and intangible assets	1,124	161	188	261	700

Expenses relating to
raising of capital, exchange of
subsidiary's employees equity
interest in equity interests of
the Company and new acquisitions
in the Far East and other	340	-	-	3,227	1,768

Gain from sale of subsidiary					(374)

Total operating
expenses	18,886	12,569	12,439	19,197	24,167

Operating loss	(10,236)	(4,108)	(2,322)	(8,844)	(10,132)

Financial income (expenses), net	71	41	(897)	(287)	669
Other income (expenses), net	(1,581)	(1,955)	(244)	29	(84)

Loss before taxes
on income	(11,746)	(6,022)	(3,463)	(9,102)	(9,547)
Taxes on income	47	(207)	(104)	(173)	175

	(11,699)	(6,229)	(3,567)	(9,275)	(9,275)

Minority share in income of
subsidiary	15	(19)	-	-	(185)

Loss before
extraordinary item	(11,684)	(6,248)	(3,567)	(9,275)	(9,557)

Extraordinary item	-	-	-	-	444

Net loss	$(11,684)	$(6,248)	$(3,567)	$(9,275)	$(9,113)

Basic and diluted net loss per
ordinary share from:
Loss before extraordinary item	$(7.49)	$(3.76)	$(1.52)	$(1.33)	$(1.01)

Extraordinary item	-	-	-	-	0.05

Net loss	$(7.49)	$(3.76)	$(1.52)	$(1.33)	$(0.96)

Weighted average number of ordinary
shares used in computing net loss
per ordinary share - basic and
diluted	1,559,490	1,661,170	2,354,254	6,972,878	9,512,198

	As of December 31
	2001	2002	2003	2004	2005

Balance Sheet Data:
Cash and cash equivalents	$6,030	$2,145	$9,712	$23,917	$29,657
Total current assets	17,048	10,821	18,884	39,423	67,914
Total assets	29,962	24,019	31,268	52,003	85,058
Total liabilities	15,592	12,978	11,965	13,311	14,513
Long term loans, net of current maturities	4,751	4,006	3,121	2,018	1,535
Total shareholders' equity	14,370	11,041	19,303	38,692	70,235

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

        The following risk factors, among others, could in the future affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations and we assume no obligation to update this information. Before you decide to buy, hold, or sell our ordinary shares, you should carefully consider the risks described below, in addition to the other information contained elsewhere in this Annual Report. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. Our business, financial condition and results of operations could be seriously harmed if any of the events underlying any of these risks or uncertainties actually occurs. In that event, the market price for our ordinary shares could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR FULL YEAR LOSSES AT LEAST THROUGH 2006.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $11.7 million in 2001, $6.2 million in 2002, $3.6 million in 2003, $9.3 million in 2004 and $9.1 million in 2005. We expect to incur full year losses at least through 2006, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions effected in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

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

        In 2003, 2004 and 2005, 28%, 16% and 9%, respectively, of our revenues were derived from sales to systems integrators, who incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators who have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within a certain area can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

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

ONE OF OUR CUSTOMERS ACCOUNTED FOR APPROXIMATELY 30% OF OUR REVENUES. A LOSS OF THIS CUSTOMER OR A REDUCTION OR DELAY IN ORDERS FROM SUCH CUSTOMER COULD HARM OUR BUSINESS.

        In 2005, one of our customers accounted for approximately 30% of our consolidated revenues. There can be no assurance that such customer will continue to use our products and services. A termination, reduction, delay or cancellation of orders from such customer, including reductions or delays due to market, economic or competitive conditions, could have a material adverse effect on our business, operating results and financial condition.

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

OUR PRODUCTS HAVE LONG DEVELOPMENT CYCLES AND WE MAY EXPEND SIGNIFICANT RESOURCES IN RELATION TO A SPECIFIC PROJECT WITHOUT REALIZING ANY REVENUES.

        The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure you that contracts into which we enter will result in commercial sales. Our average development cycle is typically between 18 and 24 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

FLUCTUATIONS IN OUR QUARTERLY FINANCIAL PERFORMANCE MAY CREATE VOLATILITY IN THE MARKET PRICE OF OUR SHARES AND MAY MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE.

        Our quarterly revenues and operating results have varied substantially in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include:

—	the size and timing of orders placed by our customers, particularly in government projects. Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. As a result, it is difficult to predict the timing and size of orders under such contracts. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000.

—	the fact that our rental expenses are fixed and we may not be able to reduce them in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

—	the tendency of our clients to place orders for products toward the last quarter of their financial year.

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

OUR ABILITY TO COMPETE DEPENDS ON OUR CONTINUING RIGHT TO USE, AND OUR ABILITY TO PROTECT, OUR INTELLECTUAL PROPERTY RIGHTS.

        Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, design, copyright and trade secret law, as well as confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

        We currently have patents registered in the United States, Israel and other countries covering some of our technology and have pending applications in the United States, Europe, Far East, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

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

IN THE PAST SIX YEARS WE HAVE ACQUIRED SEVERAL COMPANIES OR GROUPS OF COMPANIES AND WE INTEND TO CONTINUE TO PURSUE STRATEGIC ACQUISITIONS IN THE FUTURE. THE FAILURE TO SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES AND BUSINESSES OR TO ACQUIRE NEW COMPANIES AND BUSINESSES MAY HARM OUR FINANCIAL PERFORMANCE AND GROWTH.

        In the past six years we have acquired the SoftChip group, an Israeli designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic GmbH, or InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services, ASEC Spolka Akcyjna, or ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, Pioneer Oriental International, Ltd., or POI, an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves and inlay for contact and contactless smart cards, and substantially all of the assets of Pioneer Oriental Engineering Ltd., or POE, relating to the design and manufacture of machinery for the manufacture of smart cards, and InSeal, a French company providing an operating system for contactless applications to a variety of customers in the payments market. We paid for all seven of these acquisitions through the issuance of our ordinary shares. These and future acquisitions could result in:

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

WE ARE SUSCEPTIBLE TO CHANGES IN INTERNATIONAL MARKETS AND DIFFICULTIES WITH INTERNATIONAL OPERATIONS COULD HARM OUR BUSINESS.

Over the last five years, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2001	6	72	10	9	3
2002	13	67	3	12	5
2003	15	66	1	10	8
2004	11	65	6	11	7
2005	11	26	15	39	9

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

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, or NIS, and the majority of the expenses of our German and Polish subsidiaries, InterCard Systemelectronic and ASEC Spolka Akcyjna, in euros and of our subsidiaries Pioneer Oriental International Ltd. and e-Pilot in Chinese Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far-East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the NIS or other currencies.

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

TERRORIST ATTACKS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

        Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and ultimately affect the results of our operations.

RISKS RELATED TO OUR ORDINARY SHARES

OUR SHARE PRICE HAS FLUCTUATED IN THE PAST AND MAY CONTINUE TO FLUCTUATE IN THE FUTURE.

        The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect, that may be adverse to the market price of our shares.

        Trading in shares of companies listed on the NASDAQ National Market in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

        Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

OUR SHARE PRICE COULD BE ADVERSELY AFFECTED BY FUTURE SALES OF OUR ORDINARY SHARES.

        As of May 22, 2006, we have outstanding 15,251,367 ordinary shares, warrants to purchase 2,165,073 additional ordinary shares at a weighted average exercise price of $14.02 per share and options to purchase 967,462 additional ordinary shares at a weighted average exercise price of $9.48 per share. During 2005, we filed several registration statements registering the resale of a total of 5,926,467 ordinary shares, including ordinary shares issuable upon exercise of options and warrants. We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

IF OUR ORDINARY SHARES ARE EVER CONSIDERED A PENNY STOCK, ANY INVESTMENT IN OUR ORDINARY SHARES WILL BE CONSIDERED A HIGH-RISK INVESTMENT AND BECOME SUBJECT TO RESTRICTIONS ON MARKETABILITY.

        If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our NASDAQ listing, our ordinary shares may be deemed a “penny stock” for the purposes of the Exchange Act. The bid price of our ordinary shares as of MAY 18, 2006 was $10.28 but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our NASDAQ listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

OUR SHAREHOLDERS COULD EXPERIENCE DILUTION OF THEIR OWNERSHIP INTEREST BY REASON OF OUR ISSUING MORE SHARES THAT ARE PURCHASED BY THIRD PARTIES.

        Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholders’ approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of more shares that are purchased by third parties. The weighted average price per share at which we sold shares during 2004 and during 2005 was $11.64 and $11.62, respectively. In addition, we may continue to acquire companies or businesses in exchange for our shares, resulting in dilution of your shareholding.

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

        We have never declared or paid cash dividends and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, if we would receive benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

OUR CONCENTRATION OF VOTING POWER WILL LIMIT YOUR ABILITY TO INFLUENCE OR CONTROL CORPORATE ACTIONS.

        Oded Bashan currently has the right to vote approximately 19.9% of our outstanding shares by reason of his ownership of 813,171 of our outstanding shares and his holding proxies to vote 2,212,891 additional ordinary shares that are owned by others. He therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in the shareholders’ meetings may influence the outcome of such meetings.

WE HAVE NOT YET EVALUATED OUR INTERNAL CONTROL OVER FINANCIAL REPORTING IN COMPLIANCE WITH SARBANES-OXLEY ACT.

        We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. We have begun the process of determining whether our existing internal controls over financial reporting systems are in compliance with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher consulting fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent registered public accounting firm.

FOLLOWING THE IMPLEMENTATION OF SFAS NO. 123R, WE ARE REQUIRED TO RECORD A COMPENSATION EXPENSE IN CONNECTION WITH SHARE-BASED COMPENSATION, AND, AS A RESULT, OUR PROFITABILITY MAY BE REDUCED SIGNIFICANTLY.

        On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior periods, however, we would have recorded a material amount as compensation expense, which would have had a material adverse effect on our results of operations. The adoption of this standard could have a significant adverse impact on our results of operations, although we do not expect it will have any impact on our overall financial position. In addition, if as a result of SFAS No. 123(R) we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

RISKS RELATED TO ISRAEL

CONDITIONS IN ISRAEL MAY HARM OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS AND SERVICES AND MAY ADVERSELY AFFECT OUR SHARE PRICE.

        We are incorporated under the laws of the State of Israel, our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

        We are entitled to certain tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plants and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

BECAUSE WE RECEIVED GRANTS FROM THE ISRAELI OFFICE OF THE CHIEF SCIENTIST, WE ARE SUBJECT TO ONGOING RESTRICTIONS.

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon OCS grants. Pursuant to the Israeli Encouragement of Research and Development in the Industry Law, we and any non-Israeli who becomes a holder of 5% or more of our share capital are generally required to notify the OCS and such non Israeli shareholder is required to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

IT MAY BE DIFFICULT TO ENFORCE A UNITED STATES JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS OR TO ASSERT UNITED STATES SECURITIES LAW CLAIMS IN ISRAEL.

        We are incorporated in Israel. Most of our executive officers and directors are non residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a United States court judgment based upon the civil liability provisions of the United States federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE UNDESIRABLE AN ACQUISITION OF ALL OR A SIGNIFICANT PORTION OF OUR SHARES OR ASSETS.

        Israeli Companies Law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding 5 percent or more of the Company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel on February 15, 1990, under the name of De-Bug Innovations Ltd. Our name was changed to On Track Innovations Ltd. on July 8, 1991.

        Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel. Our telephone number is 011-972-4-686-8000. In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a New Jersey corporation. OTI America, Inc. is located at 2 Executive Drive Suite 740, Fort Lee, New Jersey 07024, and its telephone number is (201) 944-3233. Copies of this annual report and certain other documents referred to herein can be obtained on our website, www.otiglobal.com, or upon request from our Director of Corporate Communication, Ms. Galit Mendelson, at the following telephone number: (201) 944-5200 (#111). The information on our website is not incorporated into this annual report.

        On December 30, 1999, we acquired all of the outstanding shares of City Smart Ltd., a Hong-Kong based systems integrator in exchange for 6,686 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $451,300). On January 28, 2000, we acquired all of the outstanding shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., each an Israel-based developer and designer of microprocessors and operating systems for smart cards, in exchange for 12,119 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $1.3 million). On February 2, 2000, we entered into an agreement with an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Ltd., a Hong Kong-based infrastructure company, to establish the e-Smart System joint venture in Hong Kong to, among other things, be the exclusive distributor for our products in Greater China. In connection therewith, we contributed $3.1 million to the joint venture. This joint venture acquired the assets of City Smart Ltd. in 2001. On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, Intercard Kartensysteme GmbH and InterCard Systemelectronic GmbH, the former of which is a systems integrator for smart card systems and the latter of which is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million. In June 2004, we sold our 50% stake in our e-Smart System joint venture to our partner. On October 1, 2004 we completed the acquisition of ASEC, a Polish company that develops, manufactures and markets card readers and reader modules, for a purchase price of approximately $1.6 million, which was paid through the issuance of 186,264 of our ordinary shares. In addition, the ASEC share purchase agreement provides for the payment of up to an additional $350,000 to Nextel in the event that specified performance criteria are met by ASEC for the years ended December 31, 2004 and 2005. In June 2005, we issued 14,298 of our ordinary shares in consideration for $175,000 to be paid to Nextel based on the said performance criteria. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula. In October 2004, we sold our InterCard Kartensysteme subsidiary for approximately $2.5 million. In July 2005, we completed the acquisition of POI, a Hong Kong company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, as well as to manufactures contact and contactless smart cards themselves, and substantially the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, for an aggregate purchase price of approximately $1 million, which was paid through the issuance of 82,229 of our ordinary shares. In July 2005, we also completed the acquisition of 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, for a purchase price of $661,000, which was paid through the issuance of 52,572 of our ordinary shares. During 2005, we also established an affiliated company together with an Asian government entity, in the form of joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The appropriate foreign government’s entities approved the establishment of the joint venture. As of December 31, 2005, the affiliated company as not yet commenced its operations. In May 2006, we completed the acquisition of InSeal SAS, a French Company that provides an operating system for contactless applications to a variety of customers in the payments market, for a total of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments.

        For additional information concerning these transactions, see “C.  Organizational Structure” below, and Note 5 to our consolidated financial statements included elsewhere in this annual report.

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

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Micropayments Solutions, offers financial institutions a cashless system and loyalty program to replace cash; including the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system;

—	Petroleum Systems, OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution; including both our gasoline management system, or GMS, and our EasyFuel systems; and

—	Smart ID Solutions, for credentialing, identification and verification of individuals combine the capability to support biometric identification with the portability of smart cards.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform combines our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and e-passport/national ID, and is being developed for other markers, such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

        Our products offer the following benefits:

—	The information stored on a card and transferred between the card and the reader is secure.

—	Our products provide for a reliable transfer of information to and from a card.

—	Our cards are durable, easy to use and take a variety of forms, including credit card size solutions, key chains, tags, stickers and wristwatches.

—	Our products are easy to install and maintain.

—	Our products enable the transition from other card technologies to our contactless microprocessor-based technology.

—	Our products support multiple, independent applications on the same card.

        We intend to enhance our position in the design and development of contactless microprocessor-based smart card products by developing new applications for our technology. We also intend to enter new markets, either alone or through relationships with other parties, such as MasterCard International and BP (formerly known as British Petroleum), and we aim to generate additional revenues from transaction fees and ongoing payments for customer support.

        We market our technologically advanced products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, Inc., located in Fort Lee, New Jersey, and carried out through our subsidiaries in Israel, America, Europe, Africa and the Far-East.

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

What is a smart card system?

        A smart card system is comprised of a smart card, a reader that transmits and receives data from the smart card, and a computer that processes data received from the reader. A reader housed in a protective casing is known as a terminal. Many terminals today are designed for “contact” smart cards. These terminals rely on physical contact between the card and the reader and contain a slot into which the smart cards are inserted or through which they are swiped. Most smart cards today are credit card-sized plastic cards. However, with the introduction of “contactless” smart cards that do not need any physical contact with a reader, and the form which smart cards and readers take can vary widely.

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

        The developers of contactless microprocessor-based smart cards face the following significant challenges:

—	Support of ISO standards. The International Standard Organization, or ISO, established standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443. Currently, two separate types of standards – Type A and Type B – have been approved by ISO. Because both standards are currently being used, only readers that can support both standards offer users the flexibility to use smart cards based on either standard.

—	Transfer of power to the card. Most providers of contactless smart card systems use a technology called resonant circuitry to create a magnetic field between the card and reader through which power is transferred to the card. Current limitations of resonant circuitry technology make this technology impractical for providing sufficient power to a microprocessor-based smart card in a contactless system.

—	Support of existing card-based infrastructure. Because of the large existing base of contact-based systems, there is demand for technologies that can support both contact and contactless applications with the same equipment. However, combined contact and contactless cards have traditionally contained two chips, one for use by contact-based systems and one for use by contactless-based systems. The use of two chips increases the cost of the card and the likelihood of discrepancies between the information stored on each chip by different applications. The use of two chips also limits the level of security to the level offered by the ASIC chip. We believe that the shortcomings of these dual contact/contactless cards create a need for a single chip that can work with both contact and contactless systems. There have been attempts, principally by some of the larger chip manufacturers, to develop a technology that uses a single chip, but we are unaware of any successful commercial implementation of this technology by anyone other than us.

        Despite the challenges discussed above, contactless smart cards offer considerable advantages over traditional contact-based smart cards including:

—	Speed. Transaction time in contactless systems is shorter than in contact systems because it is not necessary to insert the card in, or swipe it through, a reader or otherwise position it in any specific direction. As a result, for systems that need to handle a large number of users over a short period of time, such as mass transit systems, contactless systems provide considerable time savings when aggregated over a large number of users while users save time on each of their transactions.

—	Convenience. Contactless systems simplify the way transactions are executed. For example, a shopper can pay for goods in a retail outlet simply by positioning a wallet containing a contactless smart card in close proximity to a reader positioned at the check-out, without the need to withdraw the card from the wallet.

—	Variety of forms. Because contactless smart cards do not need to fit into a slot in a reader, they can take a wider array of forms desired by smart card users and providers, such as key chains, tags, wristwatches and other forms.

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

—	Combining the advantages of contactless systems and microprocessor-based systems. Our technology successfully combines the features of microprocessor-based cards and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to contact cards

Faster transaction time	Shorter time to complete a transaction	More transactions per minute

Cards do not need to be inserted or put into readers	Easier to use and come in a variety of forms	Lower maintenance costs

Durability	The card lasts longer	Reduce card replacement cost

Benefits of microprocessors compared to ASIC or memory chips

Multiple applications	The card has multiple uses	Generates revenues from additional applications

Enhanced security	Information on the card is more secure	System is less vulnerable to fraud

—	Ease of transition from other card systems to contactless microprocessor-based systems. We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure. For example, as part of a project for MasterCard PayPass, we upgraded regular standard point-of-sales and that supported only magnetic stripe to support contactless microprocessor-based smart cards. We followed by integrating our inlay solution with plastic card manufacturers to allow quick upgrade from regular credit cards to contactless operations.

—	Ease of transition from contact-based microprocessors to contactless microprocessors. Chip manufacturers and operating system providers can use our technology to upgrade their off the- shelf products to support both contact and contactless operations. This can be done by combining our technology with our customer’s microprocessor, enabling the microprocessor to support contact and contactless operations. By applying our patented hardware, customers can save months of development time and reduce the time to market for their products.

—	Support of multiple standards. Our readers are capable of supporting ISO 14443 Type A and Type B standards. Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

        Our goal is to be the leading provider of contactless microprocessor-based smart card products. Key elements of our strategy for achieving this goal include:

—	Enhance technological position. We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

—	Expand global market presence. Our sales and marketing effort is currently directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey. We market our products through a global network of marketing subsidiaries in Israel, America, Europe, Africa and the Far-East. We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

—	Increase focus on generating high-margin, recurring revenues. We currently derive most of our revenues from one-time payments for our products and technologies. We intend to generate additional revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions effected in systems that contain our products. For example, we have entered into such fee arrangements with respect to our parking systems in Israel and our gasoline management systems in South Africa. By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate for the customer, we are able to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

—	Leverage existing relationships and seek new relationships. We have entered into relationships with BP (formerly known as British Petroleum), to cover the South African petroleum market. Recently, the relationship was extended and expanded so that OTI granted BP a worldwide license for its petroleum payment solution. We have entered into these relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products. We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

—	Leverage presence in existing industries to enter into new industries. We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used. For example, users of the gasoline management system we have sold to BP in South Africa will have in the future the option to add a payment application to their card. The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so. We plan to generate additional revenues through the sale of products required to add and operate these applications.

—	Pursue strategic acquisitions. We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing and research and development capabilities. In this way, we plan to expand our product offerings and provide more comprehensive service to our customers. Since our initial public offering in 1999, we have acquired the SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services, ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, POI, an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves, substantially the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, InSeal, a French company providing an operating system for contactless applications for a variety of customers in the payments market.

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

        The following is a graphical representation of a contactless microprocessor-based smart card based on the OTI Platform:

        All of these elements work together to provide a foundation, upon which we or our customers build applications. The transmission of information between the card and the reader in an OTI Platform-based product is secure and reliable. For example, if communications are interrupted in the course of a transmission, the information transferred is incomplete, and the OTI Platform will reject the impaired transmission and require that the information be re-transmitted. In addition, our OTI Platform ensures that information is transmitted from the card in an encrypted form only to readers that are authorized to receive and able to decipher the transmission.

        The OTI Platform supports several types of payment methods including debit and credit applications, loyalty points and an electronic cash substitute that increases or reduces the balance on the user’s card. We refer to these as e-purse applications.

Our Products

Our products consist of:

Payment Solutions.

        We typically design our payment solutions while teaming up with financial institutions and back office providers. These solutions offer a cashless system and loyalty program for small purchases, such as fast food, gasoline and movie tickets. Our payment solutions include the following:

—	PayPass™. OTI is supplying key components of the technology for multiple contactless payment programs, driven by major financial institutions: MasterCard International’s PayPass™ program, Visa contactless program and ExpressPay™ from American Express.

—	E-purse (Stored Value Cards). We have developed a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

—	As of the date of this annual report, we have not derived revenues from sales of our E-purse product.

—	Parking payment system. Our electronic parking payment system, which we refer to as EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees. Drivers are issued contactless microprocessor-based smart cards, or EasyPark cards, to replace existing parking payment methods, including parking meters. The EasyPark card stores the amount of money, or the balance that is available for payment of parking fees. A driver can increase the balance at special self-service kiosks placed at convenient locations. Compliance with parking regulations is monitored by inspectors using specially designed hand-held terminals.

In May 1999, the EasyPark system was selected as the national parking system for Israel. During 2000, the system was widely implemented throughout Israel. In 2005, The Union of Local Authorities in Israel extended EasyPark’s contract for an additional five years term. The program currently has more than 250,000 subscribers, and is currently in use in 26 cities across the country. We are currently marketing the EasyPark system through our global network of subsidiaries.

—	Mass transit. We have designed a product that enables efficient fare collection from a large volume of passengers in various types of mass transportation systems, such as buses and trains. The smart card serves as the passenger’s ticket. The chip in the smart card stores the passenger’s fare balance and is debited with the fare when the passenger boards or disembarks. The balance on the smart card can be increased repeatedly. OTI is marketing this product to system integrators that specialize in mass transit solutions. For example, we have announced that we are working with Scheidt & Bachmann.

Petroleum Systems.

        Our petroleum systems include EasyFuel and GMS (gasoline management system):

—	EasyFuel. Our wireless petroleum solution is named EasyFuel. EasyFuel incorporates options for retail and private fleets as well as a pay-at-the-pump solution. The system monitors and expedites the fueling and payment process through a completely wireless detection and authorization system. This system is also ideally positioned for the retail petroleum market by enabling drivers to pay for gasoline at the pump, pay for other services and products at the gas station and earn loyalty points for these purchases.

—	GMS. GMS records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance. By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, simplify payment processes, track the use of each vehicle and reduce the risk of theft or fraud. GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The information is communicated via an antenna in the vehicle’s gas tank to an antenna mounted on the fuel nozzle when the fuel nozzle is inserted into the vehicle’s gas tank, and is then transferred to the gas station computer. Disengaging the nozzle from the gas tank will immediately turn off the pump.

The following diagram illustrates a typical GMS system:

We commenced sales of GMS in 1995. GMS is being used by a number of petroleum companies, such as BP South Africa in Africa, Turcas in Turkey and Mobil in Ecuador. As of December 31, 2005, a total of approximately 900 gas stations have been equipped with GMS, including in South Africa, Turkey and Ecuador, and we have delivered GMS equipment for approximately 105,000 vehicles.

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

Recently, we announced that we established together with a government entity of a major Asian country, a joint venture for the manufacture and sale of OTI-based travel document inlays for such government.

—	MediSmart. Our MediSmart product is designed to secure, process and manage medical information by providing doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history. This information can be automatically updated after each treatment. Treatment information can be automatically transferred to the insurance provider’s computer system. This product reduces costs to medical providers, provides increased security for a patient’s medical history and improves the quality and speed of service to patients. We began field tests of the product in South Africa in 2003 and the product was successfully deployed in June 2004 by CareCross Health, the leading primary healthcare provider in South Africa.

Technology licensing

        In 2003, we entered into an agreement with Atmel Corporation for the purpose of collaborating on the development of Mastercard’s PayPass™ contactless payment program. Atmel was selected by MasterCard to supply the secure contactless microcontroller. Under the agreement, Atmel has partnered with us to provide contactless solution expertise for PayPass™, including the operating system, application support and inlay technology. The agreement may be terminated by either party in the event of a breach of the agreement by, or the commencement of a bankruptcy, receivership or liquidation proceeding involving, the other party.

        In 2005, we partnered with STMicroelectronics to supply Visa International with a contactless payment solution. Under the agreement, STMicroelectronics provides the contactless microcontroller and OTI provides the operating system and application, the contactless card technology including the inlay technology,

Customer service and technical support

        We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of twenty one employees consisting of ten employees located in our corporate headquarters in Rosh Pina, Israel, four employees in Africa, three employees in the United States and four employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries. The subsidiaries, in turn, provide 24-hour customer support to our customers, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Customers

        We sell our products to systems integrators and service providers. Our customers can be divided into the following groups:

—	Systems integrators. Systems integrators incorporate our products into their systems, which they then sell to service providers and install for use in a specific project. Some of these systems integrators also market and distribute our products. We derived $3.6 million (or 18%) of our revenues in 2001, $3.9 million (or 22%) of our revenues in 2002, $5.5 million (or 28%) of our revenues in 2003, $3.7 million (or 16%) of our revenues in 2004, and $3.1 million (or 9%) of our revenues in 2005 from sales to systems integrators.

—	Service providers. Service providers include companies and government agencies that offer smart card services to end-users who are their customers. We derived $16.3 million (or 82%) of our revenues in 2001, $14.1 million (or 78%) of our revenues in 2002, $14.1 million (or 72%) of our revenues in 2003, $19.4 million (or 84%) of our revenues in 2004 and $32.6 million (or 91%) of our revenues in 2005 from sales to service providers.

Sales and marketing

        We have built a global network of subsidiaries through which we sell and market our products. As of December 31, 2005, we had a total sales and marketing staff of 31 employees in five locations. We market our products in the Americas through OTI America, which employs four people in sales and marketing. In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing. In Europe, we sell and market through InterCard Systemelectronic and ASEC, which together employ nine people in sales and marketing. In Israel, we sell and market through our headquarters in Rosh Pina, which employs four people in sales and marketing. In the Far-East, we sell and market through POI and e-Pilot Group, which together employ six people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition. Our current marketing efforts include participation in trade shows and conferences, press releases, updating our web site, conducting speaking engagements and advertising in industry publications. We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

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

Smart cards.

—	Microprocessors. The current suppliers of microprocessors for our smart cards are STMicroelectronics and Atmel. In addition, we have jointly developed with Samsung a “monochip”that integrates our antenna interface with Samsung’s microprocessor.

—	Modules. A module is a silicon plate into which the components of a microprocessor are embedded. The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and South East Asia.

—	Packaging. We package the components for our smart cards in a variety of forms, including key chains, tags, stickers and cards. The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe. Our credit card-sized smart cards are manufactured in Korea, China, Thailand and the United States.

—	Readers. We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor. The readers are assembled for us in Germany, mainly by our wholly-owned subsidiary InterCard Systemelectronic.

        Operating systems.

        We have developed the Hercules Operating System, a scaleable multi-application operating system. The design of OTI’s Hercules Operating System is a reflection of high demands with regard to functionality, security, flexibility, maintenance and performance.

        Quality control.

        We maintain strict internal and external quality control processes. We require that the facilities of our suppliers and manufacturing subcontractors be ISO 9001:2000 certified. ISO 9001:2000 refers to a quality assurance model established by ISO for companies that design, produce, install, inspect and test products.

        Internal manufacturing capabilities.

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

        We have granted our former joint venture, e-Smart, an option to manufacture smart cards using our technology for sale in Greater China. We will retain exclusive rights to our technology and any smart cards manufactured by e-Smart will be required to contain modules manufactured by us. We are entitled to receive royalties at the rates described in the amendment to the distribution agreement, for smart cards manufactured by e-Smart.

Government regulation

        Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States require certification of compliance with regulations of the Federal Communications Commission and those used in Europe require certification of compliance with regulations of the European Telecommunications Standards Institute regarding emission limits of radio frequency devices. In the United States, our GMS and retail petroleum products are subject to compliance with regulations of Underwriters Laboratories Inc., a public safety and testing certification organization, and in Europe to regulations of the European Union. Our products are currently in compliance with these regulations.

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

	2001	2002	2003	2004	2005
	(Dollars in millions)

Our expenditures net of grants from the OCS	$6.2	$3.4	$2.3	$3.2	$4.8
Our net expenditures as a percentage of annual revenues	31%	19%	12%	14%	13%
OCS grants	$0.6	$1.1	$0.9	$0.4	$0.6

        Our research and development activities focus on three areas:

—	implementing our core technologies in microprocessors and readers;

—	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

—	developing new innovative technologies related to the operation of contactless microprocessor based smart cards.

        At December 31, 2005, we employed 86 persons in our research and development department. Our main research and development facilities are located at our headquarters in Rosh Pina, Israel. We believe that our success is based on our experienced team of senior engineers and technicians who have on average 13 years of experience in their respective fields. Our research and development facilities are ISO 9001:2000 certified.

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

        Patents

Technology	Status
System and Method For The Non-Contact Transmission of Data.	Patents granted in the United States, Israel, Canada, Singapore, Australia, South Africa and Hong Kong. The U.S. patent expires in 2010 and the other patents expire in 2011.

Contact/Contactless Data Transaction Card.	Patents granted in the United States, Israel, Australia, Hong Kong, The Netherlands, Germany, France, Italy, Spain and the United Kingdom. The Israeli patent expires in 2016 and the other patents expire in 2017.

Smart card amenable to assembly using two manufacturing stages and a method of manufacture thereof.	Patents granted in the United States and Israel. The Israeli patent expires in 2017 and the U.S. patent expires in 2018.

Contact/Contactless Smart Card having Customizable Antenna Interface	Patents granted in the United States, Hong Kong, Israel, Belgium, Germany, France, Ireland, Italy, The Netherlands, United Kingdom, Canada and Australia. These patents expire in 2018.

Technology	Status
Data transaction system for process monitoring and event tracking	Patents granted in the United States, Hong Kong, Israel, Germany, France, Italy, Spain, United Kingdom, Canada and Australia. The Israeli and the U.S. patents expire in 2018 and the other patents expire in 2019.

Contactless data transaction tag having a coil antenna mounted in association with a band	Patent granted in Israel. The patent expires in 2018.

Self-closing cap for the filling neck of a container	Patents granted in the United States, Hong Kong, Israel, Germany, France, Italy, Spain, United Kingdom and Australia. The Israeli patent expires in 2018 and the other patents expire in 2019.

System that uses contactless smart card for parking systems.	Patents granted to Easy Park in Israel, the United States, Europe, Hong Kong and South Africa. These patents expire in 2012.

Apparatus and process for producing Document Core Inlays for smart cards travel documents	PCT application in the national phase for was filed during January 2006.

Designs

Design for unique Key Chain	Design in the United States pending.

Smart Card Reader	Pending in Israel

Trademarks

MEDISMART	Trademarks pending in the United States, South Africa and the European Community.

MEDISMART & DEVICE	Trademarks pending in the United States, South Africa and the European Community.

OTI	Trademarks granted in the United States, Israel and European Community.

OTI INSIGHT	Trademarks granted in the United States, Israel and European Community.

OTI INSIGHT & DEVICE	Trademarks granted in the United States, Israel and European Community.

SCIENCE - NON FICTION	Trademarks granted in the United States, Israel and European Community.

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

        Contactless ASIC-based products and technologies. We compete with contactless ASIC-based technologies developed primarily by Philips Semiconductors, which comply with ISO 14443 and which are used by some of the largest manufacturers of smart cards, including Gemplus, Axalto and Giesecke & Devrient, and Sony’s contactless ASIC-based technology, that is not ISO compliant. Other companies offer contactless ASIC-based systems for specific applications. In addition, Orpak Industries, Ltd. and Roisman Engineering Ltd., both based in Israel, also offer gasoline management systems, which use simple ASIC-based devices powered by batteries and that do not comply with the standards set by ISO.

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

C.	ORGANIZATIONAL STRUCTURE

ITEM 1.

        The chart below describes the corporate structure of our principal subsidiaries and major affiliates.

(1)	The remaining shares of Easy Park Ltd. are held by two investors.
(2)	Including 10% of the shares of Easy Park Israel Ltd. that we hold directly.
(3)	We acquired a 51% interest in our existing InterCard Systemelectronic and our former InterCard Kartensysteme subsidiaries in June 2000. We acquired the remaining 49% interest in these subsidiaries in January 2001. We sold InterCard Kartensysteme in October 2004.
(4)	We acquired ASEC in October 2004.
(5)	We acquired e-Pilot Group and Pioneer Oriental International Ltd in July 2005.
(6)	We have established the joint venture during 2005.
(7)	We have established Millennium Card’s Technology Limited during 2006.
(8)	We acquired InSeal SAS in May 2006.

Easy Park Ltd.

        Easy Park Ltd. developed our EasyPark system. Easy Park is incorporated under the laws of the State of Israel, uses office space in our headquarters in Rosh Pina, Israel and rents additional office space in Tel Aviv. Each holder or holders, individually or in the aggregate, of 10.5% of Easy Park’s issued share capital may appoint one member to Easy Park’s board of directors. By reason of our ownership of 91.8% of Easy Park’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

        Our Easy Park system was selected as the a national parking system for Israel.

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

OTI America, Inc.

        OTI America, Inc., our U.S. subsidiary, is headquartered in Fort Lee, New Jersey and incorporated in Delaware, and provides marketing and customer support services for our products in North and South America. In addition, our global marketing and strategy development is headed from OTI America.

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

        In October 2004, we sold our InterCard Kartensysteme subsidiary. The purchase price for our shares in InterCard Kartensysteme is $2.5 million, to be paid in two installments. The first installment in the amount of $1.25 million, which was paid in January 2005, consisted of $685,000 in cash, a euro 325,000 interest-free promissory note ($432,000), payable in 32 monthly installments of euro 10,000 and a final installment of euro 5,000, beginning on February 1, 2005, and a euro 100,000 promissory note ($133,000), payable in 12 monthly installments of euro 9,000, beginning on February 1, 2005. The second installment in the amount of $1.25 million shall be paid in 25 quarterly payments beginning on April 1, 2005. In October 2005, we entered into a settlement agreement according to which the outstanding balances of the two loans were reduced by euro 165,000 and combined to one loan which is payable in 24 monthly installments of euro 10,000 each and a final installment of euro 5,000. The gain from the sale, in the amount of $374,000, was recognized in the consolidated financial statements in 2005.

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

        In June 2004, we signed an agreement with CKI for the sale of our 50% interest in the issued share capital of e-Smart and the transfer of e-Smart’s exclusive distribution rights in Greater China. Under the agreement, we received $10,000 in consideration for the acquisition of the shares by CKI and $40,000 and $20,000 for the transfer of e-Smart’s exclusive distribution rights and for management services provided by CKI to e-Smart, respectively. In addition, we agreed to pay e-Smart royalties equivalent to a certain percentage of our net revenues generating from e-Smart’s activities in Greater China up to $300,000.

ASEC Spolka Akcyjna

        On October 22, 2004, we completed the acquisition of ASEC, which is headquartered in Krakow, Poland, from Nextel Spolka Akcyjna, or Nextel. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated as of September 14, 2004, as amended in October 2004, between us and Nextel, or the Agreement, the aggregate purchase price for the acquisition was $1.6 million, which was paid to Nextel through the issuance of 186,264 of our ordinary shares, calculated by dividing the purchase price by the average price of our ordinary shares during the ten trading days prior to, but excluding, the closing date of the acquisition ($8.59 per share). In addition, the Agreement provides for additional consideration of up to $350,000 to be paid to Nextel in the form of our ordinary shares, subject to ASEC meeting specified performance criteria for the years ended December 31, 2004 and 2005, referred to as the earn-out formula. ASEC met the performance criteria for the year ended December 31, 2004. Accordingly, as of December 31, 2004 we recognized a liability of $175,000 in connection with the earn-out formula, which was settled by 14,298 ordinary shares that were issued by us to Nextel in June 2005.

        Based on ASEC’s 2005 performance, we did not incur any further liability in connection with the earn-out formula. The results of operations of ASEC have been included in the consolidated financial statements as from October 1, 2004.

Pioneer Oriental International Ltd.

        In July 2005, we completed the acquisition of POI, a Hong Kong company, a subsidiary of POE, a Hong Kong company. POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, and also manufactures contact and contactless smart cards themselves. Pursuant to the Asset Purchase Agreement dated June 16, 2005, between us, POE, and its shareholders (together, referred to as the Sellers), as amended, the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40,441 of our ordinary shares.

        In July 2005, POI completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005 between POI and POE, POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of our ordinary shares.

e-Pilot Ltd.

        In July 2005, we completed the acquisition of a 71.5% interest in e-Pilot Ltd, a British Virgin Islands company, from three of e-Pilot’s shareholders (collectively, referred to as the e-Pilot Shareholders). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of our ordinary shares.

InSeal SAS

        In May 2006, we completed the acquisition of InSeal SAS, for an aggregate of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments. InSeal SAS is a Marseille, France based company currently providing an operating system for contactless applications to a variety of customers in the payments market. InSeal’s JayCOS® is currently in use in contactless payments programs in the US.

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

        Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim. Our majority owned subsidiary, Easy Park Ltd., leases office space in this complex from us. Easy Park also leases an aggregate of 137 meters in Tel Aviv pursuant to a lease that expires on April 14, 2008, with an option to extend for a further period of 6 years.

OTI America, Inc. leases an aggregate of 4,375 square feet of office space in Fort Lee, New Jersey pursuant to a lease that expires on August 31, 2009. OTI Africa Ltd. leases an aggregate of 2,500 square meters of office space in Cape Town, South Africa, pursuant to a lease that expires on December 31, 2008. ASEC leases an aggregate of 495 square meters of office space in Krakow, Poland pursuant to a lease that expires on July 31, 2007, with an option to extend the lease for additional two years, and 169 square meters of office space in Warsaw , Poland, pursuant to a lease that expires on March 15, 2008.

        InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany. Of this land, 3,000 square meters can be used commercially and the remainder is currently designated as farmland. The commercially usable land is currently being used by InterCard Systemelectronic for its manufacturing facility.

        e-Pilot leases an aggregate of 1,459 square meters of office space in BaoOn, Shenzhen pursuant to a lease that expires on July 31, 2006. The office space is currently being used for its manufacturing facility.

        POI owns an aggregate of 91 square meters of office space in Fo Tan, Hong Kong. The office space is commercially usable and is currently being used by administration department. An aggregate of 1,464 square meters of office space was leased by POI in BaoOn, Shenzhen pursuant to a lease that expires on July 31, 2006 for its manufacturing facility. An aggregate of 864 square meters of space was leased by POI in BaoOn, Shenzhen pursuant to a lease that expires on July 31, 2006 for its staff dormitory.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements contained in “Item 18.  Financial Statements.”

Overview

        We design, develop and sell contactless microprocessor-based smart card systems. Our headquarters and main research and development activities are in Israel. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey, with additional sales and support offices located in Israel, Europe, South Africa and the Far East. Our packaging, assembly and manufacturing facilities are located in Israel, Germany and Far East.

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Micropayments Solutions, including the PayPass system that we are installing for MasterCard International, our EasyPark system and our mass transit payment system;

—	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems; and

—	Smart ID Solutions, for both personal identification and credentialing purposes.

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

        We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2003, 2004 and 2005, product sales to OEMs accounted for $6.3 million, $8.9 million and $6.9 million, respectively, of our total revenues.

        We have reported net losses for each year that we have been in business. Our business tends to be seasonal, with greater sales in the third and the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2006 and we also cannot assure you that we will be profitable in either of the last two quarters of 2006, or afterwards.

Sources of Revenue

        We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems. We anticipate that revenues from sales will continue to represent the substantial majority of our revenues in the future. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from non-recurring engineering, customer services and technical support. We anticipate that revenues from licensing and transaction fees will make a proportional greater contribution to our total revenues and that revenues from sales will make a proportionally smaller contribution to our revenues in the future.

        During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2003		2004		2005

Sales	$18,787	96%	$20,915	90%	$32,266	90%
Licensing and transaction fees	808	4%	2,237	10%	3,398	10%

	$19,595	100%	$23,152	100%	$35,664	100%

        Sales increased by $2.1 million and $11.4 million in 2004 and 2005, respectively, due to an increase in sales of contactless payment products.

        Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products. Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. We expect to generate additional revenues from transaction fees in the future as the installation and usage of systems that contain our products become more widespread, and accordingly anticipate that these fees will make a proportionally greater contribution to our total revenues in the future.

        We have historically derived revenues from different geographical areas. The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2003	$2,978	15%	$13,025	66%	$132	1%
2004	$2,457	11%	$14,964	65%	$1,325	6%
2005	$3,781	11%	$9,266	26%	$5,397	15%

	America		Israel

2003	$1,960	10%	$1,500	8%
2004	$2,494	11%	$1,912	7%
2005	$14,123	39%	$3,097	9%

        We anticipate that, over time, the revenues that we derive from America will grow both in absolute amounts and as a percentage of our total revenues. Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates against the U.S. dollar. In addition, and regardless of these fluctuations, as the proportionate contribution of America to our total revenues grows, the proportionate contribution of Europe is likely to decline.

39

Cost of revenues and gross margin

        Our costs of revenues, by revenue source, and gross profit, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2003	2004	2005

Cost of revenues
Sales	$9,478	$12,799	$21,629

Licensing and transaction fees	0	0	0

Total cost of revenues	$9,478	$12,799	$21,629

Gross profit	$10,117	$10,353	$14,035

        Sales. Cost of revenues relating to sales consists primarily of materials, as well as the salary, fees payable to subcontractors and related costs for our technical staff who assemble our products. The increase in 2005 is primarily the result of increased sales which generated corresponding increased costs during the years covered by the table, and dueto execution of the initial stages of new projects which are characterized by lower margins in their early stages.

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

        Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2003	2004	2005

Operating expenses
Research and development	$3,159	$3,544	$5,405
Less - participation by the Office of the
Chief Scientist	853	394	618

Research and development, net	2,306	3,150	4,787
Selling and marketing	4,092	6,010	7,620
General and administrative	5,853	6,549	9,666
Amortization of intangible assets	188	261	700
Expenses relating to raising of capital,
exchange of subsidiary's employees
equity interest in equity interest of
the Company and acquisitions in the Far
East*	--	3,227	1,768
Gain from sale of subsidiary	--	--	(374)

Total operating expenses	12,439	19,197	24,167

Operating loss	$(2,322)	$(8,844)	$(10,132)

* Consist of:
Research and development	$--	$335	$78
Selling and marketing	--	511	231
General and administrative	--	2,381	1,459
	$--	$3,227	$1,768

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in our research and development expenses in 2004 as compared to 2003 was primarily due to a decrease in the participation of the Office of the Chief Scientist and also due to costs associated with regulatory compliance and our involvement with standard institutions. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted from an increase of the number of employees and from an increase of expenses related to options granted to employees. We expect that our research and development expenses might increase in the future as we continue to develop new products and new applications for our existing products and as a result of designing our own microprocessors and smart card operating system.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2004 as compared to 2003 was primarily due to an increase in marketing and advertising efforts associated with (i) our successful bid to participate in the first phase of the U.S. Government’s e-passport project, (ii) our various micropayments solutions projects, (iii) increasing our presence in the petroleum systems market, specifically in the Far East and (iv) our continuing efforts to promote a number of significant projects in the U.S. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted mainly from an increase of expenses related to options granted to employees.

        We expect that our selling and marketing expenses might increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and hire additional personnel.

        General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management, such as management fees and travel expenses, as well as financial and administrative staff. These expenses also include costs of our professional advisors such as lawyers and accountants, office expenses, insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted mainly from an increase of expenses related to options granted to employees. We expect that general corporate and administrative expenses will increase in the future as we continue to expand our operations.

        Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company and acquisitions in the Far East. In 2004 these expenses consisted primarily of $1.1 million of options granted to employees of our South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to our employees and $904,000 of expenses related to the repricing of employee options. In 2005, the expenses in the amount of $1.8 million resulted from our activity in connection with the acquisitions in the Far East.

Financing income (expenses), net

        Financing income consists primarily of interest earned on our investments in U.S. treasury securities and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses. The increase in 2005 financing income as compared to 2004 was primarily due to new investments in U.S. treasury securities made through funds raised in private placements and exercise of options and warrants.

        Our financing income (expenses), net for each of the past three years, has been as follows (dollar amounts in thousands):

	Year ended December 31
	2003	2004	2005

Financing income	$82	$131	$897
Financing expenses	(979)	(418)	(228)

Financing income (expense), net	$(897)	$(287)	$669

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill and other intangible assets and our policy with respect to stock compensation.

        Revenue recognition. We recognize product sale revenues upon delivery, provided there is persuasive evidence of an agreement, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists. In the case of nonrecurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

        Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, persuasive evidence of an arrangement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

        We recognize revenues from customer services and technical support as the services are rendered ratably over the period of the related contract.

        We recognize transaction fees as they are earned based on usage.

        Our revenue recognition policies are consistently applied for all revenues recognized.

        Goodwill and other intangible assets. We follow Statement of Financial Accounting Standard No. 141, or SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill is not amortized but is subject to periodic impairment tests in accordance with this statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. Under SFAS No. 141, the total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

        We perform an annual impairment test during the fourth quarter of each fiscal year or more frequently if impairment indicators are presents. Goodwill and other intangible assets, net, amounted to approximately $6.1 million as of December 31, 2005. If these estimates change in the future, we may be required to record impairment charges for our goodwill. As of December 31, 2005 no impairment charges were required.

        Stock option plans. For the year ended December 31, 2005, we continued to apply the provisions of Accounting Principles Board Opinion No. 25, or APB No. 25, including Financial Accounting Standards Board or FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation – and Interpretation of APB No.25” and provide pro forma disclosures required by SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement 123". Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123 defines a fair value based method of accounting for an employee stock option. As required by SFAS No. 123, the Company has determined the fair value of stock-based arrangement grants. The fair values of stock-based compensation awards granted were estimated using the “Black-Scholes” option pricing model with certain assumptions that are significant inputs.

        The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying stock as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying stock, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.

        SFAS No. 123 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

        These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.

Recently issued accounting guidance

        In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment to ARB 43, Chapter 4". The amendment made by SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS No. 151 should be applied prospectively.

        The implementation of SFAS No. 151 is not expected to have a material impact on our consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued, SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value- based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period of the first fiscal year that begins after June 15, 2005. As permitted by SFAS No. 123, until December 31, 2005, we accounted for share-based payments to employees using APB No. 25‘s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the our result of operations, although it will have no impact on our overall financial position or cash flows. We have adopted SFAS No. 123(R) using the “modified prospective” method. The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2(N) to our financial statements set forth elsewhere in this annual report. The Company is currently considering the possible implications of adopting SFAS No. 123(R).

        In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have an impact on our consolidated financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist. We had cash and cash equivalents of $29.7 million as of December 31, 2005 and $23.9 million as of December 31, 2004. In addition, we had short-term investments of $20.0 million (representing U.S. treasury securities) as of December 31, 2005 and $4.6 million as of December 31, 2004. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31, 2005 we have used $940,000 of cash in operating activities primarily due to our net loss of $9.1 million, $1.2 million increase in other receivables and prepaid expenses, $1.1 million decrease in trade payables, $1.0 million increase in inventories as a result of anticipated higher sales in the coming quarters, $587,000 increase in trade receivables, $444,000 of extraordinary gain in business combination and due to a $374,000 gain from sale of a subsidiary, partially offset by $8.9 million amortization of deferred stock compensation in respect to stock options granted to employees, $981,000 charge for depreciation of our property and equipment, $895,000 increase in other current liabilities, $893,000 in connection with stock options granted to consultants, $700,000 amortization of intangible assets and $560,000 increase in accrued severance pay, net. For the year ended December 31, 2004 we have used $330,000 of cash in operating activities primary to our net loss of $9.3 million, from an increase of $1.2 million in inventories, a $1.1 million increase in trade receivables and from a $792,000 increase in other receivables and prepaid expenses, partially offset by $4.9 million amortization of deferred stock compensation in respect to stock options granted to employees, $2.1 million increase in trade payables that are the result of the increase in the amount of payables that were associated to suppliers, $1.9 million due to stock options granted to consultants, $999,000 decrease in short-term investments due to the maturity of the bonds of the Israeli government in which we invested and $543 increase in other current liabilities .

        Investing and financing activities. For the year ended December 31, 2005, net cash used in investing activities was $18.8 million, mainly due to an $17.9 million investment in available-for-sale securities, $2.4 million investment in an affiliated company in the Far-East and to $1.9 million investment in equipment purchases, partially offset by $2.4 million proceeds from maturity of available-for-sale securities and $909,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004. For the year ended December 31, 2004 net cash used in investing activities was $5.1 million mainly due to a $4.5 million investment in available-for-sale securities and due to $449,000 investment in equipment purchases.

        For the year ended December 31, 2005, net cash provided by financing activities was $25.4 million, mainly due to $20.1 million proceeds from issuance of shares and detachable warrants (net of issuance costs), and to $6.7 million due to exercise of options and warrants, partially offset by $721,000 repayment of long-term bank loans and by $630,000 decrease in short term credit. For the year ended December 31, 2004, net cash provided by financing activities was $19.5 million, mainly due to $12.8 million proceeds from issuance of shares and detachable warrants (net of issuance costs), $6.8 million due to exercise of options and warrants and $437,000 increase in short-term bank credit, net, partially offset by $475,000 repayment of long-term bank loans

Market Risk

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

Interest Rate Risks

        We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2005, we had fixed interest rate loan obligations of $239,000. Of this amount, $119,000 was denominated in South African Rand, $79,000 was denominated in Polish Zloty and $41,000 was denominated in NIS. These loans will be repaid during the next 4 years. At the same time, we had variable interest rate loan obligations of $1.8 million in dollars. These loans will be repaid during the next 7 years. We believe that the potential loss that would result from an increase or decrease in the interest rate is immaterial to our business and consolidated net assets.

        The carrying value of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations.

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the U.S. will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of this devaluation will lag behind inflation in such countries. To date, we have not been materially affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, but we cannot assure you that we will not be adversely affected in the future.

        The annual rate of inflation in Israel was 2.4% in 2005, 1.21% in 2004 and (1.89)% in 2003 . The NIS devalued by approximately 6.8% in 2005 and increased in value by approximately 1.6% and 7.6% in 2004 and 2003, respectively, against the U.S. dollar.

        The functional currency of InterCard Systemelectronic is the euro and of ASEC Spolka Akcyjna is the Polish Zloty and the functional currency of POI and e-Pilot is the Chinese Yuan Renminbi. Significantly, all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies . To the extent that there are fluctuations between the euro, the Polish Zloty and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We do not expect our exposure to these fluctuations to be material.

Corporate Tax Rate

        On July 25, 2005 the Knesset, “The Israeli Parliament”, passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005, or the Amendment. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $44 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2005, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

        We participate in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade that support research and development activities. We received and obtained grants of $853,000 in 2003, $394,000 in 2004 and $618,000 in 2005 from the Office of the Chief Scientist. Under the terms of these grants, a royalty of 3% to 3.5% of the sales of products must be paid to the Office of the Chief Scientist, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid.

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2005, we have received a total of $5.8 million from the Office of the Chief Scientist net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the Office of the Chief Scientist has granted special approval. If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the Office of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the Office of the Chief Scientist to the extent of our sales of our products and related services for the foreseeable future. Separate Office of the Chief Scientist consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Discussed above in "Item 5.A. Overview."

D.	TREND INFORMATION

        Discussed above in "Item 5.A. Overview."

E.	OFF BALANCE SHEET ARRANGEMENTS

        None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2005, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows:

	2006	2007	2008	2009	2010 and thereafter	Total

Operating lease obligations	$386	$217	$167	$111	$6	$887
Long-term debt obligations	$507	$372	$353	$364	$446	$2,042
Total	$893	$589	$520	$475	$452	$2,929

        We shall also pay royalties to the Office of the Chief Scientist as discussed above in “Item 5B. Liquidity and Capital Resources.”

        For an additional information on our contractual obligations as of December 31, 2005, under long-term bank loans and operating leases, see Notes 8 and 9 to our consolidated financial statements. For a description of liens on our assets see Note 9C to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Management

        The following table sets forth certain information concerning our current directors and executive officers, including officers of certain of our subsidiaries:

Name	Age	Position

Oded Bashan (1)	59	President, Chief Executive Officer, Chairman and Director
Ronnie Gilboa	49	Vice President-Projects and Director
Guy Shafran	33	Chief Financial Officer
Moshe Aduk	49	Vice President-Gasoline Management System
Nehemya Itay	56	Vice President-Hardware Engineering
Ohad Bashan	34	Chief Marketing Officer; President and Chief Executive Officer, OTI America, Inc. and Director
Eliezr Manor (1)(2)(3)	58	Director
Liora Katzenstein (2)(3)	50	Director
Eli Akavia (1)(2)	58	Director
Shlomo Tussia-Cohen (1)(2)(3)	34	Director

(1) Compensation committee member
(2) Audit committee member
(3) External director

        Oded Bashan co-founded the Company in 1990 and has continued to serve as our President, Chief Executive Officer and Chairman since that time. Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990. Mr. Bashan is Chairman of OTI America, Inc., OTI Africa Ltd., SoftChip Technologies (3000) Ltd., Easy Park Ltd. and Easy Park Israel Ltd. and a director of ASEC, Millennium Card’s Technology Ltd., e-Pilot Group Limited, Oriental Power Technology Ltd. and Z.H.R. Industrial Park Company Ltd. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion. He is currently a member of the trustee committee of the Tel-Chai College and a member of the consulting committee for the Executive MBA program at Bar Ilan University. Mr. Bashan holds both a B.A. and an M.A. in economics and business management from the Hebrew University of Jerusalem.

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

        Guy Shafran serves as our Chief Financial Officer, having served in that position since June, 2000, and has served as a director of Easy Park Ltd. since June 2000 and as a director of Easy Park (Israel) Ltd. since March 2002. Since 2005 Mr. Shafran also serves as the President and Chairman of Millennium Card’s Technology Ltd. Mr. Shafran is a director in Easy Park Ltd., e-PilotGroup Limited, Oriental Power Technology Ltd. and Millennium Card’s Technology Ltd. Prior to joining us, Mr. Shafran was chief financial officer at the Israel Cold Storage and Supply Company Ltd., an Israeli public company engaged in the distribution of soft drinks and cold storage, from June 1996 to March 2000. From July 1995 to February 1996, Mr. Shafran was assistant to the chairman of the Baran Group Ltd., an Israeli engineering company. Mr. Shafran holds a B.A. in economics with a specialization in business administration from Ben Gurion University, Beer Sheba, and a MEI Graduate Degree in Management specializing in International Management and Entrepreneurship from Swinburne University of Technology.

        Moshe Aduk serves as our Vice President–Gasoline Management System, having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1995 to July 1999. Prior to joining us, Mr. Aduk was a hardware and software development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1985 to 1990. From 1984 to 1985, he was employed as a technical support engineer at Motorola Israel. Mr. Aduk holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).

        Nehemya Itay serves as our Vice President–Hardware Engineering, having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1991 to July 1999. Mr. Itay is a member of the Joint Task Committee of the International Standards Organisation on standards for contactless smart cards. Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990. From 1982 to 1985, he was an hardware electronic engineer at Elscint, an Israeli technology company. Mr. Itay holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology) and an M.A. in electronics from Drexel University, Philadelphia.

        Ohad Bashan has served as Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development since June 2000. Mr. Bashan also serves as President, Chief Executive Officer and a director of OTI America, Inc., since 1998, and as a director of our board, e-Pilot Group Limited, Oriental power Technology Ltd. and Millennium Card’s Technology Ltd. since 2005. From 1996 to August 1998, he was our business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

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

        Prof. Liora Katzenstein serves as a director, having served in that position since July 2003. Prof. Katzenstein serves as the President of ISEMI – the Institute for the Study of Entrepreneurship Management and Innovation, Managing Director of the Consulta Associates, an international business development consulting firm, a partner and Joint Managing Director of Palafric Investment, a real estate investment company, an owner and President of Forum International, an Israeli business development consulting firm, and a program manager of MIL – Israel Management Center. Prof. Katzenstein serves as a director in Amanet Ltd., Palafric Investment Ltd. and in several companies of the RAD group which are traded on NASDAQ. Prof. Katzenstein holds a License as Sciences Politiques from the Graduate Institute of International Studies, University of Geneva, Switzerland, a MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University, Boston, MA and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, Switzerland.

        Eli Akavia, serves as a director, having served in that position since December 2003. Mr. Akavia is an independent consultant. Until recently, Mr. Akavia worked for Luboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently merged with Ernst & Young, Israel) for 30 years, first as an employee and later as a senior partner. Mr. Akavia’s roles at Luboshitz Kasierer included: Head of Audit Department, Head of Hi Tech Division and Partner in charge of the Firm Professional Standards Group. He specialized in hi-tech companies and accumulated invaluable experience in US GAAP and SEC rules. Mr. Akavia has participated in a large number of companies’ initial public offerings in the United States.

        Shlomo Toussia-Cohen serves as a director, having served in that position since June 2005. From 2002 to 2005 Mr. Toussia-Cohen worked as senior assistant to Director General of the Israeli Broadcasting Authority – the Israeli Public TV and Radio. Until recently he worked as chief executive officer and member of the investment committee in the Education Fund for Journalists (1977) Ltd. Holding a Master degree in Law (L.L.M.) with specialization in private law from the Hebrew University of Jerusalem and a bachelor degree in Business (B.A.) with specialization in finance from the Interdisciplinary Center of Herzelia, Mr. Toussia-Cohen works as a Lawyer and is a member of both the Israeli Bar and the of New York State bar.

B.	COMPENSATION

Executive Compensation

        The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” in the year ended December 31, 2005 was $770,000. This amount includes approximately $145,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

        Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board. Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors. The aggregate amount paid by us and our subsidiaries to our non-executive directors listed above under “Management,” in the year ended December 31, 2005 was $68,000.

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

        Agreement with Ronnie Gilboa. The employment agreement of Ronnie Gilboa, dated July 1, 1999, provides for a five-year term ended on June 30, 2004, and was extended automatically for a non-determined period. Mr. Gilboa may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, Mr. Gilboa is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment.

        Agreement with Guy Shafran.  The employment agreement of Guy Shafran, dated January 1, 2006, provides for a three-year term ended on December 31, 2009, with an option for additional two years and is automatically extended unless terminated as described below.  In the event of termination, Mr. Shafran is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment in OTI or one of its subsidiaries.  Mr. Shafran is expected to work in Hong-Kong for three years with option for an additional two years and in the event that the employment abroad or in connection to it will be terminated before such period, Mr. Shafran will be paid in full and will be entitled to all terms as if such a termination did not exist. Mr. Shafran may terminate his employment on six months notice, and we may terminate his employment for reasonable or justifiable cause on one years notice.  In the event of termination of employment, unless the termination occurred as a result of circumstances depriving Mr. Shafran of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, Mr. Shafran shall be entitled to additional six months severance payments with full terms and benefits.

        Agreements with Moshe Aduk and Nehemya Itay. The employment agreements of Moshe Aduk and Nehemya Itay, each dated July 1, 1999, provide for a five-year term ending on June 30, 2004, and were extended automatically for a non-determined period. These individuals may terminate their employment, and we may terminate their employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, these individuals are entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. In the event we terminate the employment of either Mr. Aduk or Mr. Itay, unless the termination occurred as a result of circumstances depriving them of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, we are required to continue paying each of them a monthly salary for three months following the notice period described above.

        Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan with OTI America, Inc., dated October 6, 2005, was approved by OTI America, OTI and our General Meeting of shareholders on November 12, 2005. Mr. Bashan may terminate his employment on six months notice and we may terminate his employment on six months notice.  In the event we terminate his employment, Mr. Bashan shall be entitled to six months severance payments with full terms and benefits, and shall be entitled to severance payment in an amount equal to two monthly salaries for each year Mr. Bashan was employed with the Company or OTI America, in addition to all benefits and salary Mr. Bashan is entitled to during the six month period. In the event that the notice of termination is within the school period of Mr. Bashan’s children, Mr. Bashan will be entitled to full compensation until the end of such school year, provided, however, that such year started on or before the notice of termination.  In addition to his monthly salary, Mr. Bashan shall be entitled to receive a special annual bonus of 0.5% of the annual sales in Americas markets. The bonus will be paid during the month of April of the following year of the actual sales, as recognized in OTI’s financial statements.    In addition, OTI America has the right to assign Mr. Bashan’s employment agreement to us, and require Mr. Bashan to relocate to Israel.

C.	BOARD PRACTICES

Election of Directors; Appointment of Officers

        Our current board of directors consists of seven directors. Under our articles of association, our board of directors may not consist at any time of more than nine members. A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees. Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders.

        Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least thirty six months after their election, except for Mr. Oded Bashan and Mr. Ronnie Gilboa who may not be replaced or removed unless by an affirmative vote of 75% of the Company’s shareholders entitled to vote and voting in person or by proxy at a general meeting of shareholders. Incumbent directors may be reelected at that meeting. Unless contrary to the law, a director may be elected for consecutive terms.

        Under the new Israeli Companies Law, which took effect on February 1, 2000 (the “Companies Law”), the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. On July 11, 2003, our shareholders authorized our CEO, Oded Bashan, to act as our chairman for an additional three-year period ending May 25, 2006, after such date, we plan to recommend to our shareholders to authorize Mr. Bashan to act as our CEO for an additional 3-year period.

        Our board of directors appoints our chief executive officer. Each of our executive officers serves at the discretion of the board of directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal. Except for Ohad Bashan, our Chief Marketing Officer, and President and Chief Executive Officer of OTI America, who is the son of Oded Bashan, our co-founder and chairman of our board of directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

External Directors

        The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director of a company if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had within the two years preceding the person’s appointment as an external director, any affiliation with the company or with any entity controlling, controlled by or under common control with the company. The term “affiliation” includes control, an employment relationship, a business or professional relationship maintained on a regular basis, or service as an office holder, excluding service as a director appointed to serve as an external director in a company that intends to make an initial offering of its shares to the public. The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title. Each person listed in the table above is an office holder. The external directors were not office holders until elected.

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

        In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of the NASDAQ National Market listing requirements. Our directors Shlomo Toussia-Cohen, Eliezer Manor and Prof. Liora Katenstein, qualify as external directors under the Companies Law and independent directors under the NASDAQ National Market listing requirements. In addition, our director Eli Akavia, CPA, qualifies as an independent director under the NASDAQ National Market listing requirements.

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

Directors’ Service Contracts

        Except directors who are also officers of the Company, none of our directors have any services contracts either with us, or with any of our subsidiaries, which provide for benefits upon termination of employment or service.

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

        A company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards;
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the officer holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent; and
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care to the company or to a third party; and
—	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

—	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
—	an act or omission committed with intent to derive illegal personal benefit; or
—	a fine levied against the office holder.

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

        The current members of our compensation committee are Oded Bashan, Eliezer Manor, Shlomo Toussia-Cohen and Eli Akavia.

Steering Committee

        Our board of directors established our Steering Committee in November 2004. The duties of the Steering Committee are to review the deployment of our company towards the implementation of the Sarbanes-Oxley Act.

        The current members of our Steering Committee are our CFO, Controller, General Counsel and in addition Oded Bashan and Eli Akavia.

Audit Committee

        Our board of directors established our audit committee in July 1999. The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors. The audit committee’s responsibilities are governed by a written charter. The responsibilities of the audit committee include appointing our independent registered accounting firm (subject to the shareholders approval under the Companies Law) and identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses. The audit committee’s responsibilities also include approving related party transactions as required by the Companies Law. Neither the chairman of the board of directors, nor any director employed by or otherwise providing services on a regular basis to us, a controlling shareholder, or relative of a controlling shareholder may be a member of the audit committee. The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted. In addition, pursuant to the listing requirements of the NASDAQ National Market, we are required to maintain an audit committee including at least three independent directors. In accordance with the provisions of the Sarbanes-Oxley Act, our Audit Committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

        The current members of our audit committee are Shlomo Toussia-Cohen, Liora Katzenstein Eliezer Manor and Eli Akavia, all of which are “independent directors.” Eli Akavia is the Audit Committee’s Chairman, and our board has determined that he is an “Audit Committee Financial Expert.”

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

        The Companies Law further requires that an office holder disclose to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. The disclosure must be made promptly and in no event later than the board of directors meeting at which the transaction is first discussed. In addition, if the transaction is an extraordinary transaction, as defined below, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing and by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint the general manager or at least one director. The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, that is not on market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities. In the case of a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, but that is not an extraordinary transaction and is not adverse to the company’s interest, once the office holder complies with the above disclosure requirements only board approval is required unless the articles of association of the company provide otherwise. In the case of an extraordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, in addition to any approval required by the articles of association, the transaction must be approved first by the audit committee, then by the board of directors and, in certain cases, by the shareholders. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may in general not be present at this meeting or vote on this matter. If a majority of the directors have a personal interest in an extraordinary transaction, these directors are permitted to be present and vote on the transaction, but shareholder approval is also required. Under NASDAQ Rule 4350(h), the Company should conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions should be approved by the company’s audit committee or another independent body of the Board of Directors.

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and undertakings to indemnify or insure an office holder who is not a director require both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval. Under NASDAQ Rule 4350(c)(3)(A), compensation of the Chief Excutive Officer must be determined, or recommended to the Board for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. The Chief Executive Officer may not be present during voting or deliberations. Under NASDAQ Rule 4350(c)(3)(B) compensation of all executive officers, except the Chief Executive Officer, must be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

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

D.	EMPLOYEES

        The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2003	2004	2005

Sales and marketing	25	25	31
Research and development and engineering	49	59	86
Manufacturing and operations	67	64	361
Customer support	7	9	21
Management and administration	50	61	127

Total	198	218	625

        The substantial increase in the number of our employees in 2005 compared to 2004, was mainly due to the acquisitions of e-Pilot and POI. Of these employees, on December 31, 2005, 104 were based in Israel, 12 in the United States, 99 in Europe, 31 in South Africa and 379 in the Far East.

        Under applicable law and by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Association. These provisions principally concern cost of living increases, length of the working day, minimum daily wages for professional employees, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacation, sick pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. Our employees are not represented by a labor union. We have written employment agreements with substantially all of our employees. Competition for qualified personnel in our industry is intense and it may be difficult to attract or maintain qualified personnel to our offices. We dedicate significant resources to employee retention and have never experienced work stoppages and we believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

        The following table sets forth certain information as of May 22, 2006 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	3,041,512	19.9%
Ronnie Gilboa	227,649	1.49%
Guy Shafran	86,024	0.56%
Moshe Aduk	196,736	1.29%
Nehemya Itay	215,144	1.41%
Ohad Bashan	334,565	2.19%
Shlomo Tussia-Cohen (2)	40,000	***
Eliezer Manor (3)	78,500	***
Liora Katzenstein (4)	69,500	***
Eli Akavia (5)	65,000	***
All executive officers and directors as a group	4,354,630	28.08%

*** Less than 1%

(1)	Includes 813,171 ordinary shares held by Mr. Bashan. Also includes 15,450 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 2,212,891 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	Consists of options held by Mr. Tussia-Cohen to purchase 40,000 ordinary shares.

(3)	Consists of options held by Mr. Manor to purchase 78,500 ordinary shares.

(4)	Consists of options held by Ms. Katzenstein to purchase 69,500 ordinary shares.

(5)	Consists of options held by Mr. Akavia to purchase 65,000 ordinary shares.

Share Option Plans

        The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please see Notes 10B and 10C to our consolidated financial statements. Under Israeli law, except for issuances of options to directors, or their families, share option plans and revisions to these plans are not subject to shareholder approval. Under Nasdaq rules, however, absent an exemption, most new share option plans and material revisions are subject to shareholders approval.

2006 Alternative Option Exercise Mechanism

        On April 11, 2006, we offered to each of our and our subsidiaries’ employees, and the our directors and office holders (other than “External Directors,” as such term is defined in the Israeli Companies Law of 1999) who held outstanding options to purchase an aggregate of 4,485,017 of our ordinary shares, which were issued by us pursuant to the terms of the our 2001 Share Option Plan or the Company’s 1995 Share Option Plan, which was superseded by the 2001 Share Option Plan, as amended, which we collectively refer to as the Share Option Plan, to exercise all of his or her outstanding options into a new number of ordinary shares, based on the Black-Scholes pricing model according to the following principles. We refer to this offer as the Alternative Option Exercise Mechanism or AOEM. Our Board of Directors approved the AOEM, on February 12, 2006. Further, our shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006.

—	Each option exercised in accordance with the terms of the AOEM was exercised without a cash payment into the number of ordinary shares equal to a fraction, the numerator of which was the economic value of the option on March 21, 2006, the date the AOEM was approved by our shareholders,(based on the Black-Scholes model) and the denominator was $15.04, the closing market price of our ordinary shares on NASDAQ on such date.

—	Each person holding vested options could, pursuant to the AOEM, exercise such vested options, provided, that such holder entered into a 33 month lock-up arrangement with respect to 82.5% of the shares received, with 7.5% of such shares to be released from the lock-up at the end of each calendar quarter commencing with the first quarter ending after the May 16, 2006.

—	Each person holding unvested options could, pursuant to the AOEM, exercise such unvested options, provided, that such holder entered into a lock-up arrangement wherein the shares received are restricted or locked-up in accordance with the vesting period provided for in the original terms of the applicable option agreement, provided, however, that if the vesting of the unvested options is subject to the holder’s continued employment or relationship with us or the general terms of the unvested options expire as a result of termination of the holder’s employment for cause, or due to the holder’s death or disability, such provisions apply to the shares issued pursuant to the AOEM. Holders could be required to forfeit shares if, in accordance with the terms of the applicable option agreement, the occurrence of any events covered by those provisions would require the holder to forfeit his or her options.

—	Each person who chose to exercise his or her options pursuant to the AOEM was required to sign an irrevocable proxy pursuant to which the voting rights associated with the shares received were granted to our Chairman, Oded Bashan, on behalf of the Board of Directors, or to whom our Board of Directors may choose, until the sale or transfer of the shares to an unaffiliated third party.

—	Each Holder had a period of 25 business days to accept the AOEM. The AOEM terminated at midnight, U.S. Eastern time, on the evening of May 16, 2006. As a result of the AOEM, we issued a total of 2,448,816 ordinary shares in exchange for options to acquire a total of 3,771,436 ordinary shares. If a holder of options did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continue to apply and such option may be exercised in accordance with its terms.

2001 Share Option Plan

        We established our 2001 Share Option Plan in February 2001. The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates. Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance. On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004, on March 25, 2005, and on September 25, 2005, our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 9,675,000 so that the aggregate number of options available under the plan is now 9,750,000, of which, 4,500,000 options are subject to shareholders approval or NASDAQ exemption as set forth below. The increase of the number of available options under the plan pursuant to the Board of Directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted pursuant to NASDAQ Market Place Rules that such approval is not required. We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been granted by NASDAQ due to differences between the Israeli law and NASDAQ rules. On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On April 20, 2004, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On March 25, 2005, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. As of December 31, 2005, the Company did not obtain an exemption from NASDAQ with regard to this increase. On September 25, 2005, our board of directors approved a further increase of 2,000,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. As of December 31, 2005, the Company did not obtain an exemption from NASDAQ with regard to this increase. Under this plan, as of May 22, 2006, 3,823,778 options had been exercised and 967,462 are outstanding and exercisable. Of the options that are outstanding, as of May 22, 2006, 253,000 are held by our directors and officers listed above under “Item 6.A  Directors and Senior Management,” and have a weighted average exercise price of $7.45.

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

        In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, or the Ordinance, grantees that receive options under the 2001 Share Option Plan (excluding grantees who previously received options that were incorporated upon the commencement of Amendment No. 132 of the Income Tax ordinance, or the Tax Reform, that was approved on July 24, 2002 and became effective on January 1, 2003, and those who are not employees or office holders and those who are our controlling shareholders) are afforded certain tax benefits. We elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. In the capital gains track a company may not recognize expenses pertaining to the options for tax purposes. We also granted our employees options pursuant to Section 102(c) of the Ordinance that are not held in trust by a trustee, which while enabling the immediate exercising and selling of options granted under the 2001 Share Option Plan, will be subject to the marginal tax rate up to 50% plus payments to the National Insurance Institute and health tax on the date of the sale of the shares or options. As of January 1, 2003, Section 3(i) of the Ordinance was partially replaced by Section 102(c) and no longer applies to allocations of options to employees (including directors and office holders). Section 3(i) still applies and imposes taxes on those who are not employees (such as consultants and service providers) and to employees who are considered “controlling shareholders.”

1995 Share Option Plan

        We established our 1995 Share Option Plan in December 1995. The plan provides for the grant of options to our employees. Our 1995 Share Option Plan has been superseded by our 2001 Share Option Plan and we have ceased to grant options under our 1995 Share Option Plan. On July 12, 2002 our board of directors adopted certain resolutions with regard to the 1995 Share Option Plan that increased the number of available options under the plan by 30,300 so that the aggregate number of options available under this plan is 130,300. Under this plan, as of May 22, 2006, 79,007 options to purchase shares had been exercised and none of the options are outstanding.

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

        The following table provides summary information regarding the beneficial ownership by the following persons of our outstanding ordinary shares as of May 22, 2006:

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

        The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of May 22, 2006. Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table reflects a total of 15,251,367 ordinary shares outstanding as of May 22, 2006. Unless otherwise indicated below, the address of each director, executive officer or listed shareholder is care of On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	3,041,512	19.9%
All executive officers and directors as a group	4,354,630	28.08%
Palo Alto Investors (2)	2,114,808	13.8%
William Leland Edwards (3)	1,292,368	8.5%

(1)	Includes 813,171 ordinary shares held by Mr. Bashan. Also includes 15,450 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 2,212,891 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	This information is based solely on a Schedule 13G filed with the SEC on May 8, 2006 by Palo Alto Investors. Based on the information provided in such Schedule 13G, the address of Palo Alto Investors is: 470 University Avenue, Palo Alto, CA 94301. Palo Alto Investors reports sole voting power over 2,114,808 shares.

(3)	This information is as of December 31, 2005 and is based solely on a Schedule 13G filed with the SEC on November 1, 2005, by William Leland Edwards. Based on the information provided in such Schedule 13G, the address of William Leland Edwards is: 470 University Avenue, Palo Alto, CA 94301. William Leland Edwards reports shared voting power over 1,292,368 shares, and shared dispositive power over 1,292,368 shares.

Significant Changes in the Ownership of Major Shareholders.

2005 Financing

        On November 1, 2005 we completed an approximately $22.2 million private placement, or the Private Placement, of new equity financing with institutional investors from the US, Switzerland and England. We intend to use the net proceeds from the private placement to support large-scale implementation of projects in the ID and payments markets. The transaction involved the sale of 1,828,026 units, of which (i) 1,544,568 consist of one ordinary share and a warrant to purchase three-fifths (3/5) of an ordinary share and (ii) 283,458 consist of one ordinary share and a warrant to purchase one-half (1/2) of an ordinary share. The purchase price for each of the 1,828,026 units was $12.15 per unit, which equaled the average closing price of our ordinary shares on the NASDAQ National Market during the last five trading days before pricing.

        The 1,196,431 warrants, which are exercisable as of May 1, 2006, are for the purchase of an aggregate of up to 1,068,470 ordinary shares, they have terms of five years and an exercise price of $14.58 per share, and may be redeemed by OTI after two years if the market price of the underlying ordinary shares reaches $26.25 and certain other conditions are met. Purchasers of 1,544,568 of the ordinary shares included in the units, and purchasers of all of the warrants included in the units, have agreed to “lock-up” such shares and warrants until May 1, 2006.

2006 Warrants Tender Offer

        On April 23, 2006, we offered to the holders of warrants to purchase an aggregate of 820,800 ordinary shares, or the 2004 Warrants, which were sold by us on April 29, 2004 pursuant to a private placement transaction, and to the holders of 1,196,431 warrants to purchase an aggregate of 1,068,470 ordinary shares, or the 2005 Warrants, which were sold by us on November 1, 2005 pursuant to a separate private placement transaction, referred to collectively with the 2004 Warrants as the Warrants, for a period of 60 days, (1) to reduce the exercise price of the 2004 Warrants from $13.97 to $12.29 per share; and (2) to reduce the exercise price of the 2005 Warrants from $14.58 to $12.39 per share. The warrant offer expires at midnight, U.S. Eastern time, on June 22, 2006. Our Board of Directors approved the warrant offer on February 12, 2006. Further, our shareholders approved the warrant offer at an extraordinary meeting of the shareholders on March 21, 2006.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of May 22, 2006, there were 38 holders of record of our ordinary shares, of which 19 record holders holding approximately 13.5% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 80% of our outstanding ordinary shares as of said date).

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

Agreement with HolyTech Ltd.

        In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services, Mrs. Gilboa provides sales operation services and a number of other shareholders of HolyTech, who are also our employees, provide engineering and warehouse services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $76,000 in 2003, $44,000 in 2004 and $45,000 in 2005. On August 25, 2000, our audit committee reviewed and reapproved the terms of this agreement.

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

        The financial statements required by this item are found in Item 18 of this annual report, beginning on page F-1.

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

        On September 3, 2003, Edi Wuhl, a former employee of the Company, filed a suit against the Company to the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $900). The suit is based on Mr. Wuhl’s claims that the Company has breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. The proof hearing that was scheduled to September 25, 2005 was postponed for April 23, 2006. The Company is required to file its answers in May 2006. In the opinion of the Company, based on advice of its legal advisor, the plaintiff’s chances of prevailing against the Company are remote. No provision in respect thereof has been included in the financial statements.

        On October 15, 2005, Sinocard Technology Limited, or Sincord, filed a suit against e-Pilot Group Limited and Oriental Power Technology Limited, two subsidiaries of the Company, and certain directors of the subsidiaries, in the High Court of The Hong Kong SAR. The action is based, inter alia, on Sinocard’s claims that it is entitled to one third of the issued and outstanding shares of Oriental Power Technology Limited, pursuant to a certain agreement that allegedly exists between the parties. Sinocard demands that the subsidiaries shall cause the issuance of such shares. In addition, Sinocard seeks to be compensated for damages and for alleged unjustified enrichment of the defendants (including the subsidiaries). The subsidiaries and the other defendants filed their statement of defense. Pursuant to the rules of Hong Kong Court, Sinocard must lodge an application at Court seeking instructions for further conduct of the matter. By March 24, 2006 such application has not been made. This case is in a preliminary stage so it is not possible to asses the likelihood of an unfavorable outcome or the magnitude of any potential loss. No provision in respect thereof has been included in the financial statements.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2005.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange since August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Following the approval of our General shareholders’ meeting, our Board of Directors applied for the delisting of our shares from the Frankfurt Stock Exchange, which has been approved. The last day of trading of our ordinary shares on Frankfurt Stock Exchange was December 20, 2005. Our shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ National Market, and our shares commenced trading on NASDAQ National Market on December 20, 2004.

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros giving effect to the reverse split as reported on the Neuer Market of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 2002 until December 2004, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ SmallCap, and for the periods indicated since December 2004, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ National Market.

	Frankfurt Stock Exchange (1)(3) per Share €		Frankfurt Stock Exchange (1)(3) per Share $		Nasdaq National Market (2) per Share $
	High	Low	High	Low	High	Low

Year
2001	77.5	8.5	73.1	7.4	n/a	n/a
2002	14.5	3.5	12.8	3.5	8.10	4.65
2003	9.7	3.0	12.1	3.2	13.80	3.20
2004	11.5	5.3	14.5	6.5	14.74	6.46
2005	13.0	8	16.1	10.4	13.80	10.3

2004
First quarter	11.5	5.9	14.5	7.2	14.74	8.76
Second quarter	11.0	7.2	13.1	8.7	12.65	8.80
Third quarter	7.7	5.3	9.3	6.5	9.50	6.46
Fourth quarter	9.6	5.3	13.0	6.7	13.35	6.50
2005
First quarter	11.0	8.0	14.6	10.5	14.64	10.30
Second quarter	11.5	8.4	14.9	10.4	15.35	10.95
Third quarter	13.0	9.1	16.1	11.1	15.27	11.15
Fourth quarter	11.5	9.6	13.6	11.4	13.80	11.62
2006
First quarter	--	--	--	--	17.23	12.55

	Frankfurt Stock Exchange (1)(3) per Share €		Frankfurt Stock Exchange (1)(3) per Share $		Nasdaq National Market (2) per Share $
	High	Low	High	Low	High	Low

Month
November 2005	11.5	10.3	13.5	12.1	13.80	12.27
December 2005	11.3	10.4	13.4	12.3	13.75	12.44
January 2006	--	--	--	--	16.23	13.30
February 2006	--	--	--	--	17.23	14.75
March 2006	--	--	--	--	15.37	12.55
April 2006	--	--	--	--	13.55	12.70
May 2006	--	--	--	--	13.17	10.25

(1)	Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003, after which, until December 20, 2005, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, shares prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2)	Our ordinary shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ National Market, and our ordinary shares commenced trading on the National Market on December 20, 2004.

(3)	Until December 20, 2005

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are traded publicly on the NASDAQ National Market under the symbol “OTIV” since December 20, 2004, and were traded on the NASDAQ Small Cap Market from November 12, 2002 until December 20, 2004. Until December 20, 2005, our ordinary shares were traded publicly on the Prime Standard Market of the Frankfurt Stock Exchange under the symbol “OT5.”

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

Description of Shares

        Our authorized share capital consists of 30,000,000 ordinary shares, NIS 0.1 nominal value.

        The following table sets out changes in our authorized share capital that occurred during the last three years:

Date	Nature of Action	State of Authorized Share Capital After the Action

June 17, 2002	Consolidation of share capital	NIS 500,000 divided into 5,000,000
	(10-to-1 reverse stock split)	ordinary shares of nominal value NIS 0.1.
November 14, 2003	Increase in share capital by	NIS 1,000,000 divided into 10,000,000
	additional 5,000,000 shares	ordinary shares of nominal value NIS 0.1
April 6, 2004	Increase in share capital by	NIS 3,000,000 divided into 30,000,000
	additional 20,000,000 shares	ordinary shares of nominal value NIS 0.1.

Description of Ordinary Shares

        As of May 22, 2006, our authorized share capital consists of 30,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 15,251,367 were issued and outstanding.

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

Special Notification Duties

        Our articles of association provide that any shareholder whose shareholding increases above 1%, 5%, 10%, 15%, 20%, 25%, 30%, and so on, of our then outstanding share capital, is obliged to notify us in writing of such change within ten days. A shareholder who fails to comply with this requirement will be denied his or her voting rights, in respect of shares in excess of the particular threshold the crossing of which was not reported, for a six- to 24-month period to be determined in light of relevant circumstances by the board of directors in its sole discretion. Shareholders complying with the filing requirements of Sections 13(d) and 13(g) of the Exchange Act and the regulations promulgated thereunder will not be subject to this requirement.

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

        Merger. The Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days prior notice. Our articles of association provide that merger transactions may be approved by a simple majority of the shareholders present, in person or by proxy, at a general meeting of our shareholders. Under the Companies Law, in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or holding at least 25% of the means of appointing directors of the other party to the merger, or anyone acting on their behalf, including their relatives or companies controlled by them, are excluded from the vote. If a majority of shareholders of one of the parties do not approve the transaction because the votes of certain shareholders are excluded from the vote, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

        Tax Law. Israeli tax law treats specified acquisitions, including a share-for-share swap between an Israeli company and a foreign company, less favorably than does United States tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a foreign company to immediate taxation.

Other Anti-Takeover Provisions

        We are also subject to the tender offer provisions of the Exchange Act, as amended.

Transfer Agent, Registrar and Paying Agent

        The transfer agent and registrar for our ordinary shares in the United States is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, New York, New York 10004, and its telephone number at this location is 212-509-4000. Our paying agent in Germany is Dresdner Bank AG.

Election of Directors; Appointment of Officers

        Our current board of directors consists of seven directors. Under our articles of association, our board of directors may not consist at any time of more than nine members. A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees. Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders.

        Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least thirty six months after their election except for Mr. Oded Bashan and Mr, Ronnie Gilboa who may not be replaced or removed unless by an affirmative vote of 75% of the Company’s shareholders entitled to vote and voting in person or by proxy at a general meeting of shareholders. Incumbent directors may be reelected at that meeting. Under the new Israeli Companies Law, which took effect on February 1, 2000, the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. As a result, on July 11, 2003, our shareholders authorized our CEO, Oded Bashan, to act as our chairman for an additional three-year period ending May 25, 2006.

        Our board of directors appoints our chief executive officer. Each of our executive officers serves at the discretion of the board of directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal. Except for Ohad Bashan, our Chief Marketing Officer, and President and Chief Executive Officer of OTI America, who is the son of Oded Bashan, our co-founder and chairman of our board of directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

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

        A company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Advance indemnification of an office holder must be limited to the following:

—	a financial liability imposed on him in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by court provided that the indemnification shall be limited to events which are determined by the board of directors, are foreseeable in light of the company’s activities at the time when the obligation for indemnification is granted, and to amounts and standards which are determined by the board of directors as reasonable in such event, and provided that the obligation for indemnification will specify the said events and amounts or standards;
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him by the company, on its behalf or by a third party, in connection with criminal proceedings in which the officer holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent; and
—	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent.

        A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

—	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care to the company or to a third party; and
—	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

—	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
—	an act or omission committed with intent to derive illegal personal benefit; or
—	a fine levied against the office holder.

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

        The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

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

Taxation of companies

        General Corporate Tax Structure. Israeli companies are subject to corporate tax at the rate of 34% of taxable income in the 2005 tax year, 31% in the 2006 tax year, 29% in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% in the 2010 tax year and thereafter. However, the effective tax rate payable by a company which derives income from certain approved enterprises may be considerably lower, as discussed further below.

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

        On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

—	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

—	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

Grants under the Law for the Encouragement of Industrial Research and Development, 1984.

        Under the law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3 to 3.5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid. For programs approved from 1999 and thereafter, the amount of the grant to be repaid will include annual interest at LIBOR from the date of approval.

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

        This discussion is not a comprehensive description of all of the tax consequences that may be relevant to United States holders of ordinary shares, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares. In particular, this discussion does not address your tax treatment if you are subject to special tax rules under United States federal income tax law, for example, if you are:

—	a bank, insurance company or other financial institution, or "financial services entity",

—	a regulated investment company, real estate investment trust or grantor trust,

—	a broker or dealer in securities or foreign currency,

—	a United States holder who has a functional currency other than the United States dollar,

—	a United States holder who acquires ordinary shares in connection with employment or other performance of services, or who acquires ordinary shares in the form of bonus shares from us,

—	a United States holder subject to the alternative minimum tax,

—	a United States holder who owns, or is deemed to own, at least 10% or more, by voting power or value, of our shares,

—	a United States holder who owns ordinary shares as part of a hedge or as part of a hedging transaction straddle, conversion transaction, constructive sale transaction or other risk-reduction transaction for United States federal income tax purposes,

—	a tax-exempt entity, or

—	a United States holder that expatriates out of the United States, or a former long-term resident of the United States.

        Further, this description does not address any United States federal estate and gift tax consequences, nor any state, local or foreign tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. If a partnership or other entity taxable as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors.

        For purposes of this discussion, you are a United States holder if you are:

    (i)        an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under United States federal income tax laws,

    (ii)        a corporation (or other entity treated as a corporation for United States federal tax purposes), or a partnership (other than a partnership that is not treated as a United States person under any applicable U.S. Treasury Regulations), created or organized in or under the laws of the United States, any of its states or the District of Columbia,

    (iii)        an estate the income of which is subject to United States federal income taxation regardless of its source,

    (iv)        a trust if a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more United States persons have the authority to control all substantial decisions of the trust, or a trust that has valid election in effect to be treated as a U.S. person, or

    (v)        any person otherwise subject to United States federal income tax on a net income basis in respect of ordinary shares, if such status as a United States holder is not overridden pursuant to the provisions of an applicable tax treaty.

Distributions on Ordinary Shares

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

        For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after December 31, 2008, “qualified dividend income” will generally be subject to a maximum U.S. federal income tax rate of 15% for non-corporate United States holders. For this purpose, “qualified dividend income” means dividends received from a “qualified foreign corporation”. A “qualified foreign corporation” is a corporation that: (i) is entitled to the benefits of a comprehensive tax treaty with the United States (which includes an exchange of information program), or (ii) is readily tradeable on an established securities market in the United States. However, dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in a prior year, as passive foreign investment company, or PFIC (described below under ““Passive Foreign Investment Company Considerations.”). Because our shares trade on the NASDAQ National Market, any dividends we pay on shares traded on the NASDAQ National Market during that period should generally constitute “qualified dividend income”, unless, in the year we pay a dividend or in the prior year, we are a PFIC. If we are not a PFIC in the year the dividend is paid or in a prior year, dividend distributions with respect to our ordinary shares should be treated as qualified dividend income, subject to the United States holder satisfying holding period and other requirements described below. A United States holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

        Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 30-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Sale, Exchange, or Other Taxable Disposition of Our Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the following rules will generally apply to the sale, exchange or other disposition of our ordinary shares by a United States holder.

        In general, a United States holder will recognize gain or loss upon the sale, exchange or other disposition of an ordinary share equal to his amount realized in the disposition less the adjusted income tax basis in the ordinary share. A United States holder’s initial income tax basis in any ordinary shares, will be the U.S. dollar amount paid for the ordinary shares, or the U.S. dollar equivalent of the fair market value of any property, including foreign currency, you exchanged for the ordinary shares as of the date of exchange. The amount realized is the amount of cash and the fair market value of property received, including or the United States dollar value on the date of the disposition of the amount realized in Israeli Shekels.

        Gain or loss recognized upon the sale, exchange or other disposition of an ordinary share will generally be capital gain or loss, and will generally be long-term capital gain or loss if the holding period in the disposed of ordinary shares exceeds one year. Special rates of tax apply to long-term capital gains recognized by non-corporate United States holders. Under most circumstances, the gain or loss will be treated as United States source income for United States foreign tax credit purposes. However, U.S. Treasury Regulations generally require a loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within a 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of the loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Company Considerations

        Special United States federal income tax rules apply to a United States holder who owns shares of a corporation that was at any time during the United States holder’s holding period a passive foreign investment company, or a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes in any taxable year in which, after applying look-through rules for lower tier affiliates, either (1) at least 75% of its gross income (including the pro-rata share of gross income at any U.S. or foreign company which the NON-United States corporation owns, or is considered to own, 25% or more of the shares by value) is “passive income,” or (2) at least 50% of the gross value of its assets (including the pro-rata share of the assets of any U.S. or foreign company which the non-United States corporation owns (or is considered to own) 25% or more of the shares by value) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe that we will not be considered PFIC for our current taxable year, and there is only a small chance that we will be a PFIC in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in current and future years depends on our assets and activities in those years. Because the market price of our ordinary shares is likely to fluctuate and because the market price of the shares of technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide any assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year, a United States holder could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to our ordinary shares.

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

Backup Withholding and Information Reporting

        If you hold ordinary shares, you may be subject to information reporting and backup withholding of United States federal income tax with respect to cash payments in respect of dividends or the gross proceeds from dispositions. The backup withholding rate is currently 28%. However, you will not be subject to backup withholding if you properly execute, under penalties of perjury, an IRS Form W-9 or a substantially similar form in which you provide your correct taxpayer identification number, certify that it is correct, certify that you are a United States person, and certify as to one of the following conditions: (1) you are not subject to backup withholding because you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding, or (3) you have been notified by the IRS that you are no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempted participants, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liabilities of a United States holder, provided that the required information is timely furnished to the IRS.

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

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. A copy of each report submitted in accordance with applicable United States law is also available for public review at our principal executive offices.

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

        Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

        There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Eli Akavia, a member of its audit committee, is an audit committee financial expert, as defined in Item 401 of Regulation S-K. Mr. Akavia qualifies as an “independent director” under the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics that applies to our directors, executive and financial officers and all of our employees. The Code of Business Conduct and Ethics is publicly available on our website at www.otiglobal.com and we will provide shareholders with a written copy upon request. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

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

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by KPMG International for the years ended December 31:

	2005	2004
	(in thousands)

Audit fees (1)	$315	$154

Audit-related fees (2)	--	$8

Tax fees (3)	$106	$7

All other fees (4)	$158	$55

	$579	$224

        (1) The audit fees for the years ended December 31, 2005 and 2004, are the aggregate fees billed (for the year) for the professional services rendered for the audits of our 2005 and 2004 annual consolidated financial statements, review of consolidated quarterly financial statements of 2005 and 2004, statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC. [TO BE UPDATED BY KPMG]

        (2) The audit-related fees are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

        (3) Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning.

        (4) All other fees are the aggregate fees billed (in the year) for professional services mainly in connection with the due diligence concerning the acquisition of Asec S.A., e-Pilot and POI, and compliance with Sarbanes-Oxley Act requirements.

Pre-Approval Policies and Procedures

        Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above. The committee approves discrete projects on a case-by-case basis that may have a material effect on our operations and also considers whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to the Consolidated Financial Statements	F-9 - F-39

ITEM 19	EXHIBITS

Exhibit No.	Description

1	Articles of Association, as amended and restated on June 3, 2005. (Filed herewith)

2	Specimen share certificate (1).

4.1	Original Section 102 Share Option Plan of the Registrant.(2)

4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(1)

4.3	2001 Employee Share Purchase Plan of the Registrant.(1)

4.4	2001 Share Option Plan of the Registrant.(1)

4.5	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)

4.6	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(1)

4.7	Irrevocable Proxy, dated as of June 27, 2003, for the benefit of Oded Bashan. (3)

4.8	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of April 29, 2004, incorporated by reference to the Company's 6-K form furnished to the SEC on April 29, 2004.

4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005, incorporated by reference to the Company's 6-K form furnished to the SEC on November 8, 2005.

8	List of subsidiaries (Filed herewith).

12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

15	Consent of Somekh Chaikin, a member firm of KPMG International

(1)	Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form F-1, filed on September 12, 2003.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2005

On Track Innovations Ltd.
and its subsidiaries

Consolidated Financial Statements as of December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. (“the Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 24, 2006

On Track Innovations Ltd.
and its subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31
	2004	2005

Assets

Current assets
Cash and cash equivalents	$23,917	$29,657
Short-term investments	4,559	20,004
Trade receivables (net of allowance for doubtful
accounts of $ 329 and $ 785 as of December 31, 2004
and 2005, respectively)	3,477	8,350
Other receivables and prepaid expenses	2,705	3,156
Inventories	4,765	6,747

Total current assets	39,423	67,914

Severance pay deposits fund	595	583

Long-term receivables	1,077	878

Investment in an affiliated company	-	2,607

Property, plant and equipment, net	5,324	7,009

Intangible assets, net	1,438	1,921

Goodwill	4,146	4,146

Total assets	$52,003	$85,058

On Track Innovations Ltd.
and its subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31
	2004	2005

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$1,641	$760
Trade payables	4,305	4,245
Other current liabilities	3,824	5,771

Total current liabilities	9,770	10,776

Long-Term Liabilities
Long-term loans, net of current maturities	2,018	1,535
Accrued severance pay	1,361	1,909
Deferred tax liabilities	162	293

Total long-term liabilities	3,541	3,737

Total liabilities	13,311	14,513

Commitments and Contingencies

Minority interests	-	310

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
30,000,000 shares as of December 31, 2004 and 2005;
issued and outstanding - 8,422,175 and 11,932,074 shares
as of December 31, 2004 and 2005, respectively	199	274
Additional paid-in capital	90,779	128,761
Deferred compensation	(3,553)	(833)
Accumulated other comprehensive income	353	232
Accumulated deficit	(49,086)	(58,199)

Total shareholders' equity	38,692	70,235

Total liabilities and shareholders' equity	$52,003	$85,058

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Operations

US dollars in thousands except share and per share data

	Year ended December 31
	2003	2004	2005

Revenues
Sales	$18,787	$20,915	$32,266
Licensing and transaction fees	808	2,237	3,398

Total revenues	19,595	23,152	35,664

Cost of Revenues
Sales	9,478	12,799	21,629

Total cost of revenues	9,478	12,799	21,629

Gross profit	10,117	10,353	14,035

Operating Expenses
Research and development	3,159	3,544	5,405
Less - participation by the Office of the Chief Scientist	853	394	618

Research and development, net	2,306	3,150	4,787
Selling and marketing	4,092	6,010	7,620
General and administrative	5,853	6,549	9,666
Amortization of intangible assets	188	261	700
Expenses relating to raising of Capital, exchange of subsidiary's employees equity interests in equity interest of the Company
and acquisitions in the Far East.*	-	3,227	1,768
Gain from sale of subsidiary	-	-	(374)

Total operating expenses	12,439	19,197	24,167

Operating loss	(2,322)	(8,844)	(10,132)
Financial income	82	131	897
Financial expenses	(979)	(418)	(228)

Financial income (expenses), net	(897)	(287)	669
Other income (expenses), net	(244)	29	(84)

Loss before taxes on income	(3,463)	(9,102)	(9,547)
Taxes on income	(104)	(173)	175
Minority share in income of subsidiary	-	-	(185)

Loss before extraordinary item	(3,567)	(9,275)	(9,557)

Extraordinary item	-	-	444

Net loss	$(3,567)	$(9,275)	$(9,113)

Basic and diluted net loss per ordinary
share from:

Loss before extraordinary item	$(1.52)	$(1.33)	$(1.01)
Extraordinary item	-	-	0.05

Net loss	$(1.52)	$(1.33)	$(0.96)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	2,354,254	6,972,878	9,512,198

* Consist of:
Research and development	$-	$335	$78
Selling and marketing	-	511	231
General and administrative	-	2,381	1,459

	$-	$3,227	$1,768

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

US dollars in thousands, except share and per share data

	Number of Shares	Share capital	Additional paid-in capital	Deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2002	1,817,156	$52	$48,147	$(1,115)	$201	$(36,244)	$11,041

Changes during the year
ended December 31, 2003:

Deferred stock compensation, net	-	-	2,039	(2,039)	-	-	-
Amortization of deferred compensation	-	-	-	1,897	-	-	1,897
Stock options and warrants granted to
consultants	-	-	927	-	-	-	927
Exercise of options and warrants	864,856	19	265	-	-	-	284
Conversion of a loan to options	-	-	465	-	-	-	465
Conversion of convertible promissory note	52,000	1	249	-	-	-	250
Issuance of shares and detachable
warrants, net of issuance
expenses of $1,204	2,044,703	47	7,873	-	-	-	7,920
Foreign currency translation adjustments	-	-	-	-	86	-	86
Net loss	-	-	-	-	-	(3,567)	(3,567)

Balance as of December 31, 2003	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Changes during the year ended
December 31, 2004:

Deferred stock compensation, net	-	-	7,168	(7,168)	-	-	-
Amortization of deferred compensation	-	-	-	4,872	-	-	4,872
Stock options granted to consultants	-	-	2,537	-	-	-	2,537
Exercise of options and warrants	2,057,196	45	6,712	-	-	-	6,757
Issuance of shares and detachable
warrants, net of issuance expenses of $ 2,260	1,400,000	31	13,156	-	-	-	13,187
Shares issued in connection with the
purchase of a subsidiary	186,264	4	1,241	-	-	-	1,245
Foreign currency translation adjustments	-	-	-	-	93	-	93
Net unrealized loss on
available-for-sale securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(9,275)	(9,275)

Balance as of December 31, 2004	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

Changes during the year ended
December 31 2005:

Deferred stock compensation	-	-	6,228	(6,228)	-	-	-
Amortization of deferred compensation	-	-	-	8,948	-	-	8,948
Stock options and warrants granted to
consultants	-	-	5,185	-	-	-	5,185
Exercise of options and warrants	1,395,566	31	6,678	-	-	-	6,709
Issuance of shares in respect to
investments	286,307	3	1,874	-	-	-	1,877
Issuance of shares and detachable warrants,
net of issuance expenses of $ 4,153	1,828,026	41	18,017	-	-	-	18,058
Foreign currency translation adjustments	-	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	-	(9,113)	(9,113)

Balance as of December 31, 2005	11,932,074	$274	$128,761	$(833)	$232	$(58,199)	$70,235

	Year ended December 31
	2003	2004	2005

Total comprehensive loss:
Net loss	$(3,567)	$(9,275)	$(9,113)
Foreign currency translation adjustments	86	93	(121)
Net unrealized gain (loss) on available- for- sale securities	-	(27)	3
Reclassification adjustment for loss on available-for-sale securities	-	-	(3)

Total comprehensive loss	$(3,481)	$(9,209)	$(9,234)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except share and per share data

	Year ended December 31
	2003	2004	2005

Cash flows from operating activities
Net loss	$(3,567)	$(9,275)	$(9,113)
Adjustments required to reconcile net loss to
net cash provided by (used in) operating activities:
Amortization of deferred stock compensation	1,897	4,872	8,948
Stock compensation to services and good providers	674	1,923	893
Extraordinary item	-	-	(444)
Gain from sale of subsidiary	-	-	(374)
Loss (gain) on sale of property and equipment	-	116	(20)
Amortization of intangible assets	188	290	700
Depreciation	1,453	571	981
Amortization of beneficial conversion feature on convertible notes	81	-	-
Accrued severance pay, net	(247)	596	560
Minority share in income of subsidiaries	-	-	(185)
Accrued interest and linkage differences on long-term loans	-	70	67
Increase (decrease) in deferred tax liabilities	-	(20)	13
Decrease in short-term investments	665	999	-
Increase in trade receivables	(1,093)	(1,100)	(587)
Decrease (increase) in other receivables and prepaid expenses	78	(792)	(1,168)
Decrease (increase) in inventories	253	(1,193)	(987)
Increase (decrease) in trade payables	198	2,070	(1,119)
Increase in other current liabilities	403	543	895
Decrease in long-term deferred revenues	(716)	-	-

Net cash provided by (used in) operating activities	267	(330)	(940)

Cash flows from investing activities
Sale of a consolidated subsidiary, net of cash disposed of	-	(1)	-
Receipts on account of loans and receivables	-	-	909
Acquisition of consolidated subsidiaries, net of cash acquired (Supplement C)	-	(66)	80
Investment in an affiliated company	-	-	(2,444)
Proceeds from sale of property and equipment	-	24	20
Purchase of property and equipment	(502)	(449)	(1,918)
Purchase of available-for-sale securities	-	(4,586)	(17,875)
Proceeds from maturity of available-for-sale securities	-	-	2,431

Net cash used in investing activities	(502)	(5,078)	(18,797)

Cash flows form financing activities
Increase (decrease) in short-term bank credit, net	85	437	(630)
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	8,899	12,818	20,051
Proceeds from long-term bank loans	650	-	-
Repayment of long-term bank loans	(2,118)	(475)	(721)
Exercise of options and warrants	284	6,757	6,709

Net cash provided by financing activities	7,800	19,537	25,409

Effect of exchange rate changes on cash	2	76	68

Increase in cash and cash equivalents	7,567	14,205	5,740
Cash and cash equivalents at the beginning of the year	2,145	9,712	23,917

Cash and cash equivalents at the end of the year	$9,712	$23,917	$29,657

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

	Year ended December 31
	2003	2004	2005

Supplementary cash flows activities:

A. Cash paid during the period for:
Interest	$283	$318	$130

Income taxes	$-	$-	$527

B. Non-cash transactions:
Purchase of property and equipment	$-	$-	$635

Issuance expenses	$979	$-	$1,993

C. Acquisition of consolidated subsidiaries:
Assets acquired and liabilities assumed of the
subsidiaries at date of acquisition:
Working capital surplus, excluding cash
and cash equivalents	$-	$(66)	$(2,622)
Property and equipment	-	(122)	(150)
Long-term liabilities	-	33	-
Goodwill	-	(167)	-
Know-how	-	(452)	-
Brand	-	(579)	-
Customer contracts	-	(406)	-
Customer relationships	-	-	(1,183)
Deferred tax liabilities	-	273	121
Minority interests	-	-	264
Issuance of shares in consideration for the acquisition	-	1,245	1,702
Liability in respect with the acquisition of
subsidiaries	-	175	-
Direct costs of acquisitions paid via grant of options	-	-	1,504
Extraordinary item	-	-	444

	$-	$(66)	$80

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

Note 1	–	General

On Track Innovations Ltd. (the “Company”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. The Company’s ordinary shares were traded on the Neuer Markt in Germany until February 3, 2002 after which, the shares were listed on the new Prime Standard Market of the Frankfurt Stock Exchange. Following the approval of the General shareholders’ meeting, the Board of Directors of the Company applied for the delisting of the Company’s shares from the Frankfurt Stock Exchange, which has been approved. The last day of trading of the shares on Frankfurt Stock Exchange was December 20, 2005. Commencing November 2002, the Company’s shares were also listed for trading on NASDAQ.

Note 2	–	Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

B.	Estimates and assumptions

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

Substantially all of the Company’s and certain of its subsidiaries’ revenues are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from remeasurement of balance sheet items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations.

Note 2	–	Significant Accounting Policies (cont’d)

C.	Financial statements in U.S. dollars (cont’d)

The functional currency of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive income).

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of deposit.

E.	Short-term investments

The Company accounts for investments in U.S. treasury securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2004 and 2005, the Company’s investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses are reported as a separate component of shareholders’ equity (accumulated other comprehensive income). Interest income is included in financial income. Realized gains and losses are included in financial income or expenses.

At December 31, 2005, there was an unrealized loss on the Company’s investment in fixed rate treasury securities in the amount of $ 27. The contractual maturity of all debt securities is within one year.

F.	Inventories

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2003, 2004 and 2005, have been included in cost of revenues.

Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis.

Note 2	–	Significant Accounting Policies (cont’d)

G.	Investment in an affiliated company

In these financial statements, affiliated company is a company held to the extent of 20% or more (which is not a subsidiary). The investment in affiliated company is accounted for by the equity method. Profits on intercompany sales, not realized outside the Group, were eliminated.

H.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

I.	Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets) to be held and used are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been identified for each of the years ended December 31, 2003, 2004 and 2005.

J.	Goodwill and purchased intangible assets

Goodwill is tested for impairment at least on an annual basis and written down when impaired. Based on the impairment tests performed, there was no impairment of goodwill in fiscal 2003, 2004 or 2005. Purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

Note 2	–	Significant Accounting Policies (cont’d)

K.	Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income (loss).

L.	Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exits.

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

M.	Research and development costs

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist – “OCS”) in approved programs for research and development are recognized as a reduction of expense as the related costs are incurred.

Note 2	–	Significant Accounting Policies (cont’d)

N.	Stock-based compensation

Employees

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee share option plan. Under APB No. 25, when the exercise price of an employee share option is equivalent to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized

Pro forma information regarding the Company’s net loss and net loss per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation”, and SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, and has been determined as if the Company had accounted for its employee share options under the fair value method prescribed by SFAS No. 123.

Pro forma information under SFAS No. 123 is as follows:

	Year ended December 31
	2003	2004	2005

Net loss as reported	$(3,567)	$(9,275)	$(9,113)
Deduct: Compensation expense according to
APB 25 included in reported net loss	1,897	4,872	8,948
Add: Application of compensation expenses
according to SFAS No. 123	(2,758)	(12,917)	(22,911)

Pro forma net loss	$(4,428)	$(17,320)	$(23,076)

Basic and diluted net loss per ordinary share
as reported from:
Loss before extraordinary item	$(1.52)	$(1.33)	$(1.01)
Extraordinary item	$-	$-	$0.05

Net loss	$(1.52)	$(1.33)	$(0.96)

Pro forma basic and diluted net loss per share
From:
Loss before extraordinary item	$(1.88)	$(2.48)	$(2.48)
Extraordinary item	-	-	0.05

Net loss	$(1.88)	$(2.48)	$(2.43)

Note 2	–	Significant Accounting Policies (cont’d)

N.	Stock-based compensation (cont’d)

The fair value of each option granted is estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 2.5%, 3.29% and 4.1% for December 31, 2003, 2004 and 2005, respectively.

3.	Estimated expected lives of 3.37-5 years for all periods.

4.	Expected average volatility of 82% – 86%, 78% – 85% and 70% – 76% for December 31, 2003, 2004 and 2005, respectively which represents a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ National Market.

For additional information see Note 10C.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date.

O.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and convertible notes have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

P.	Fair value of financial instruments

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions:

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of marketable securities are based on quoted market prices.

Long-term receivables are presented at the present value of expected future cash flows discounted at the interest rate of 10%.

The carrying amounts of long-term loans are equivalent to or approximate their fair value as they bear interest at approximate market rates.

Note 2	–	Significant Accounting Policies (cont’d)

Q.	Taxes on income

The Company accounts for taxes on income in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount deemed more likely than not to be realizable.

R.	Severance pay

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

Severance pay deposits fund represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

Severance pay expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 246, $ 596 and $ 557, respectively.

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred.

Note 2	–	Significant Accounting Policies (cont’d)

T.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, U.S. treasury securities, long-term receivables and trade receivables.

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

Long-term receivables represent amounts to be received in consideration of the sale of InterCard GmbH (see Note 5D). Management believes that the Company received satisfactory guarantees and pledge which may assure the receipts of the aforesaid amounts.

The Company’s trade receivables are derived from sales to large and financially secure organizations located mainly in the United States, Far East, Africa and Europe. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risks, in reliance on available information with respect to the debtor’s financial position. As for major customers, see Note 13.

The activity in the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003	2004	2005

Allowance for doubtful accounts at beginning of year	$244	$282	$329
Additions charged to provision doubtful accounts	80	78	151
Write-downs charged against the allowance	(42)	-	(209)
Translation differences	-	-	(6)
Increase (decrease) from acquisition/disposal of
subsidiaries	-	(31)	520

Allowance for doubtful accounts at end of year	$282	$329	$785

Note 2	–	Significant Accounting Policies (cont’d)

U.	New accounting standards

1.	In June 2005, the Financial Accounting Standards Board (“FASB”), issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 also requires that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a “restatement”. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a material impact on the Company’s consolidated financial statements.

2.	In December 2004, the “FASB” issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) will require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS No. 123(R) replaces SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123, as originally issued in 1995, established as preferable a fair-value based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value based method been used. Public entities will be required to apply SFAS No. 123(R) as of the first interim or annual reporting period of the first fiscal year that begins after June 15, 2005. As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB No. 25‘s intrinsic value method. Accordingly, the adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on its overall financial position or cash flows. The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method.

Note 2	–	Significant Accounting Policies (cont’d)

U.	New accounting standards (cont’d)

2.	(cont’d)

The “modified prospective” method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income (loss) and earnings (loss) per share in Note 2(N) to the financial statements.

3.	In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet assessed the impact, if any, the adoption of this standard will have on its consolidated financial position or results of operations.

Note 3	–	Other Receivables and Prepaid Expenses

	December 31
	2004	2005

Government institutions	$737	$634
Prepaid expenses	334	136
Receivable in respect of sale of a subsidiary
(see Note 5D)	1,101	329
Other receivables	533	2,057

	$2,705	$3,156

Note 4	–	Inventories

	December 31
	2004	2005

Raw materials	$2,092	$2,894
Work in progress	1,113	1,731
Finished products	1,560	2,122

	$4,765	$6,747

Note 5	–	Investments

A.	Pioneer Oriental International Ltd.

In July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd. (“POI”), a Hong Kong company, a subsidiary of Pioneer Oriental Engineering Ltd., a Hong Kong company (“POE”). POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and/or contactless smart cards themselves. Pursuant to the Asset Purchase Agreement dated June 16, 2005, between POE, and its shareholders (together the “Sellers”) and OTI (as amended, the POI Purchase Agreement), the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40, 441 of the Company’s ordinary shares.

In July 2005, the Company’s new, wholly-owned subsidiary, POI, completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005 between POI and POE, (as amended, the “POE Purchase Agreement”), POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of the Company’s ordinary shares.

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities issues in purchase business combination” (“EITF No. 99.12”), and was $ 1,041. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $ 444 remained. In accordance with SFAS No. 141 “Business combinations”, this amount was recognized as an extraordinary gain.

B.	e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Island company, from three of e-Pilot ‘s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”), entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

Note 5	–	Investments (cont’d)

B.	e-Pilot Group Ltd. (cont’d)

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price in the amount of $ 661 was calculated in accordance with EITF No. 99-12.

In connection with the acquisition, the Company recognized an intangible asset in the amount of $ 1,183, which was assigned to customer relationships and is being amortized over five years.

C.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel”), headquartered in Karkow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended in October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $ 1,600, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares, based on a market price of US $ 8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, “Determination of the measurement date for the market price of acquirer securities issued in purchase business combination”, based on the date the business combination was consummated, and was in the amount of $ 1,245.

In addition, the Agreement provides for an additional consideration of up to $ 350 to be paid to Nextel (the “earn-out right”) in the form of the Company’s ordinary shares pursuant to the earn-out formula based on ASEC’s 2004 and 2005 results. Accordingly, as of December 31, 2004, the Company recorded $ 175 from the earn-out right against a liability in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which was settled by 14,298 ordinary shares at the fair market value of $ 175 that were issued by the Company to Nextel in June 2005. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula.

In connection with the acquisition, the Company recognized goodwill of $ 167. Out of $ 1,437 of acquired intangible assets, $ 579 was assigned to a brand, $ 406 was assigned to contracts with customers which are both being amortized over up to five years and $ 452 was assigned to know how, which is being amortized over one-and-a-half years.

D.	Intercard Gmbh Kartensysteme

On September 14, 2004, the Company entered into an agreement under which in October 2004, the Company sold its wholly-owned German subsidiary InterCard GmbH Kartensysteme (“KS”) in consideration for $ 2,500, which should be paid in two installments. The first installment in the amount of $1,250 was paid by receiving $ 685 in cash, offsetting an amount of euro 325 thousand ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of euro 10 thousand and a final installment of euro 5 thousand, beginning on February 1, 2005 and that is interest-free and offsetting an amount of euro 100 thousand ($ 133) against a loan granted to the buyer, which is repayable in 12 monthly installments of euro 9 thousand, beginning on February 1, 2005.

Note 5	–	Investments (cont’d)

D.	Intercard Gmbh Kartensysteme (cont’d)

The second installment in the amount of $ 1,250 shall be paid in 25 quarterly payments beginning on April 1, 2005. The total present value of the purchase price amounted to $ 2,178.

In October 2005, the Company entered into a settlement agreement according to which the outstanding balances of the two loans was reduced by Euro 115 thousand ($136) and combined to one loan which is payable in 24 monthly installments of Euro 10 thousand each and a final installment of Euro 5 thousand.

The gain from the sale of KS including the effect of the aforesaid deduction from the proceeds was $ 374 and was recognized in 2005.

The Company’s control over KS ceased on the closing date, which was October 1, 2004, and therefore the Company ceased to consolidate the financial statements of KS effective October 1, 2004.

E.	E-Smart Systems Inc. (formerly Oti Asia Pacific Ltd.)

In February 2000, the Company and Cheung Kong Holdings Ltd. (“CK”) established a cooperative joint venture, e-Smart Systems Inc. (“e-Smart”), which will purchase and distribute the Company’s products to Greater China (the People’s Republic of China, Taiwan, Hong Kong and Macao).

As of December 31, 2003 the Company’s investment in e-Smart was zero.

In June 2004, the Company signed an agreement with CK for the sale of the Company’s 50% interest in the issued share capital of e-Smart to CK and the transfer of the e-Smart exclusive distribution rights in the Greater China to the Company. According to the agreement, the Company received $10 in consideration for the acquisition of the shares by CK and paid $ 40 and $ 20 for the transfer of e-Smart exclusive distribution rights and for management services provided by CK to e-Smart, respectively. In addition, the Company agreed to pay e-Smart royalties equivalent to a certain percentage of the Company’s net revenues generating from its activities in the Greater China up to $ 300.

F.	Investment in affiliated company

During 2005, an affiliated company has been established together with an Asian government entity, in the form of a joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The joint venture was approved for establishment by the Asian government authorities. As of December 31, 2005, the affiliated company has not yet commenced its operations.

Note 5	–	Investments (cont’d)

G.	Intangible assets, net

	December 31
	2004	2005

Cost
Technology	$727	$727
Brand	579	579
Know-How	452	452
Customer contracts	406	406
Customer relationships	-	1,183

Total cost	2,164	3,347

Accumulated amortization
Technology	622	685
Brand	-	116
Know-How	75	375
Customer contracts	29	132
Customer relationships	-	118

Total Accumulated amortization	726	1,426

	$1,438	$1,921

a.	Amortization expenses amounted to $ 188, $ 290 and $ 700 for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Estimated amortization expenses for the years ending:

December 31

2006	$541
2007	424
2008	424
2009	411
2010	121

Note 6	–	Property, Plant and Equipment, Net

A.	Consist of:

	December 31
	2004	2005

Cost
Land	$109	$109
Leasehold land (1)	263	272
Buildings on leasehold land (1)	4,252	4,501
Buildings	378	404
Computers, software and manufacturing equipment	2,601	5,750
Office furniture and equipment	912	1,231
Motor vehicles	391	431

Total cost	8,906	12,698

Total accumulated depreciation	3,582	5,689

Net book value	$5,324	$7,009

(1)	The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

(2)	As to liens – See Note 9C.

B.	On April 28, 2005, the Company entered into a Production Line Equipment Supply Agreement (the “Equipment Agreement”) with POE, under which POE has agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $ 1,700, which was paid to POE through the issuance of 137,208 of the Company’s ordinary shares in August 2005. Pursuant to terms of the Equipment Agreement, the shares will be held in escrow with Z.A.G. Trust Company Ltd., as escrow agent (the “Escrow Agent”), on behalf of POE, until such time as POE has delivered the equipment and machinery to the Company. Upon receiving written confirmation from the Company that the Company has received the equipment and machinery from POE, the Escrow Agent has been instructed to sell the shares following certain guidelines and remit the cash proceeds from the sale of the shares to POE. As at December 31, 2005 the equipment has not yet been received and the shares were held in escrow.

Note 7	–	Other Current Liabilities

	December 31
	2004	2005

Employees and related expenses	$1,662	$2,544
Accrued expenses	499	888
Customer advances	398	1,457
Liability with respect to the purchase of a subsidiary
(see Note 5C)	175	-
Deferred gain from the sale of KS (see Note 5D)	510	-
Other current liabilities	580	882

	$3,824	$5,771

Note 8	–	Loans

A.	Composition of Long-Term Loans:

	December 31
	2004	2005

Long-term loans	$2,770	$2,042
Less - current maturities	752	507

	$2,018	$1,535

As of December 31, 2005, the loans are from banks and are denominated in US dollars ($ 1,803), South African Rand ($ 119), Polish Zloty ($ 79) and NIS ($ 41) and bear interest of 4.6%-10.5% per annum.

B.	Repayments of Long-Term Loans Dates Subsequent to December 31, 2005:

First year (current maturities)	$507
Second year	372
Third year	353
Fourth year	364
Fifth year and thereafter	446

$2,042

Note 8	–	Loans (cont’d)

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31
	2004	2005	2004	2005
	%	%
	Interest rate

In Polish Zloty		6.9	-	123
In New Israeli shekels	5.7	-	889	-
In Euro	-	4.25	-	130

			889	253
Current maturities of
long-term loans			752	507

			$1,641	$760

The weighted average interest rate for the years ended December 31, 2004 and 2005 were 6.2% and 5.5%, respectively.

D.	Liens for short-term and long-term borrowings – see Note 9C.

E.	As of December 31, 2005, the Group has authorized credit lines of approximately $1,300.

Note 9	–	Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the US dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). As at December 31, 2005, the total amount of grants received, net of royalties paid, was approximately $ 5,760.

Royalties paid or accrued amounted to $ 199, $ 187 and $ 690 for the years ended December 31, 2003, 2004 and 2005, respectively, and were charged to cost of revenues.

Note 9	–	Commitments and Contingencies (cont’d)

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, Germany, South Africa and China, leased for periods expiring in years 2006 through 2010.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2005 are as follows:

2006	$386
2007	217
2008	167
2009	111
2010	6

887

Rent expense amounted to $ 201, $ 475 and $ 690 for the years ended December 31, 2003, 2004 and 2005, respectively.

C.	Liens

Leasehold land is pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The Company’s manufacturing facilities have been pledged as security in respect of a loan received from a bank.

D.	Legal claims

(1)	On September 3, 2003, Edi Wuhl (in this paragraph, the “Plaintiff”), a former employee of the Company, filed a suit against the Company to the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $ 900). The suit is based on the Plaintiff’s claims that the Company has breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. The proof hearing that was scheduled to September 25, 2005 was postponed for April 23, 2006. The Company is required to file its answers in May 2006. In the opinion of the Company, based on its legal advisor, the plaintiff’s chances of prevailing against the Company are remote. No provision in respect thereof has been included in the financial statements.

Note 9	–	Commitments and Contingencies (cont’d)

D.	Legal claims (cont’d)

(2)	On October 15, 2005, Sinocard Technology Limited (in this paragraph, the “Plaintiff”) filed a suit against e-Pilot Group Limited and Oriental Power Technology Limited, two subsidiaries of the Company (the “Subsidiaries”) and certain directors of the Subsidiaries, in the High court of The Hong Kong SAR (the “Suit”). The Suit is based, inter alia, on the Plaintiff’s claims that it is entitled to one third of the issued and outstanding shares of Oriental Power Technology Limited, pursuant to a certain agreement that allegedly exists between the parties. The Plaintiff demands that the Subsidiaries shall cause the issuance of such shares. In addition, the Plaintiff seeks to be compensated for damages and for alleged unjustified enrichment of the defendants (including the Subsidiaries). The Subsidiaries and the other defendants filed their statement of defense. Pursuant to the rules of Hong Kong Court, the Plaintiff must lodge an application at Court seeking instructions for further conduct of the matter. By March 24, 2006 such application has not been made. This case is in preliminary stage so it is not possible to asses the likelihood of an unfavorable outcome or the magnitude of any potential loss. No provision in respect thereof has been included in the financial statements.

Note 10	–	Shareholders’ Equity

A.	Share capital

1.	In July 2003, pursuant to stock purchase agreements, the Company issued to two investors 231,818 ordinary shares in consideration for $637 and received a firm commitment from one of the investors to purchase an additional 100,000 ordinary shares in consideration for an additional $275, when the Company notifies the investor that the effectiveness of a registration statement covering shares for resale in the U.S. is imminent. Additional warrants to purchase 50,000 ordinary shares at an exercise price of $5.75 per share will also be issued upon the completion of such registration. Concurrently with the above share issuance, the Company issued to the two investors warrants to purchase 50,000 and 90,909 ordinary shares at a per share exercise price of $5.75 and $3.85, respectively. The warrants are fully exercisable and expire in July 2008.

The Company paid, in respect of the above, a finders fee in cash equivalent to 10% of the amount raised by the Company and in addition warrants to purchase 18,182 ordinary shares with an exercise price of $3.85 per share and warrants to purchase 10,000 ordinary shares with an exercise price of $5.75 per share.

2.	On November 2003, convertible promissory notes (the “Notes”) in the amount of $250 were converted into 52,000 ordinary shares.

In connection with the issuance of these Notes, in December 2002, the Company also issued detachable warrants to purchase an aggregate of 16,757 ordinary shares, at an exercise price of 120% of the average per share price for the ordinary shares for the ten (10) consecutive day trading period prior to the closing. The warrants will expire on December 31, 2007.

Note 10	–	Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

3.	On November 14, 2003, upon the shareholders’ approval for the transaction, the Company issued to investors 228,044 ordinary shares in consideration for $624. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 112,305 ordinary shares, with a per share exercise price of $5.75. The warrants are fully exercisable and expire on July 2008.

4.	On November 14, 2003, the Company’s shareholders approved the increase in the Company’s authorized share capital of NIS 500,000 comprising of 5,000,000 ordinary shares of NIS 0.1 par value each. Following the aforesaid Company’s shareholders approval, the Company’s authorized share capital is comprised of 10,000,000 ordinary shares of NIS 0.1 par value each.

5.	In November 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 113,235 ordinary shares in consideration for $385. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 56,617 ordinary shares at a per share exercise price of $5. The warrants are exercisable upon the occurrence of certain events as set forth in the agreements and expire in November 2008.

6.	In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to investors 288,889 ordinary shares in consideration for $1,300. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 144,447 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

The Company incurred, in respect of the above finders’ fee, costs equivalent to 7% of the amount raised by the Company.

7.	In December 2003, pursuant to a stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

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

The Company incurred, in respect of the above, finders fee costs in the amount of $148 and, in addition, issued warrants to purchase 26,667 and 8,200 ordinary shares at a per share exercise price of $6.5 and $7.5, respectively.

Note 10	–	Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

9.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to two investors 82,241 ordinary shares in consideration for $400. Concurrently with the above share issuance, the Company issued to the investors warrants to purchase 41,120 ordinary shares at a per share exercise price of $6.5. The warrants are fully exercisable and expire in December 2008.

10.	Following a private placement agreement signed on October 23, 2003, the Company signed on January 7, 2004, a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration for $ 315.

11.	On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital is comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

12.	On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $ 15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares at a per share exercise price of $ 13.97. The warrants are fully exercisable and expire in April 2009.

The Company incurred, in respect of the above, finders fee expenses equivalent to approximately 6% of the amount raised by the Company and, in addition, issued warrants to purchase 124,800 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expire in April 2009.

13.	During 2004 warrants to purchase 1,051,224 ordinary shares were converted into ordinary shares in consideration of $ 6,092. Additional warrants to purchase 140,764 ordinary shares were converted into 53,975 ordinary shares through cashless exercise.

14.	On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 of its units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $ 22,211, based on a market price of $ 12.15 per unit, which was the average closing price of the Company’s ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $ 14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $ 26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the financial institutions, the Company also issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering. In respect of the warrants issued to the agent, the Company recorded issuance expenses in the amount of $1,048.

Note 10	–	Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

15.	During 2005, warrants to purchase 151,480 ordinary shares were converted into ordinary shares in consideration of $ 1,358. Additional warrants to purchase 16,000 ordinary shares were converted into 5,130 ordinary shares through cash-less exercise.

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123 and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services”:

1.	In 2003, the Company issued 261,203 options to non-employees in respect of services rendered. The aggregate fair value of the options was $ 927 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years, (2) no dividend yield, (3) expected volatility of 82% – 86% and (4) risk free interest rate of 2.5%.

2.	In 2004, the Company issued 326,888 options to non-employees in respect of services rendered. The aggregate fair value of the options was $ 2,537 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years (2) no dividend yield, (3) expected volatility of 78% – 85% and (4) risk free interest rate of 2.5% – 3.29%.

3.	In 2005, the Company issued 286,300 options to non-employee in respect to services rendered. The aggregate fair value of the options was $ 3,192 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 year, (2) no dividend yield, (3) expected volatility of 72%-76% and (4) risk-free interest rate of 4.1%-4.5%.

C.	Stock option plans

1.	In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options are to be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. In July 1998, the Board of Directors expanded the plan for an additional 20,000 share options to be granted. In November 1999, the Board of Directors resolved to expand the plan with an additional 35,000 share options to be granted. In July 2002, the Board of Directors expanded the number of options available by 30,300.

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

2.	In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

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

On March 28, 2003, the Board of Directors approved an extension to the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options for an additional period of 6 months starting May 2003.

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

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

On April 20, 2005, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries to certain of its employees who agree to participate in the plan, by way of grant of options for a 12-month period commencing April 2005 and ending March 2006.

As of December 31, 2003, 2004 and 2005, 621,768, 1,055,439 and 1,106,910 options respectively, have been granted in respect of the above-mentioned grants. The exercise price per share for such options is equal to the par value of the ordinary shares of the Company.

4.	On November 26, 2004, the Company’s Board of Directors approved the conversion grant of 130,230 fully vested options with an exercise price of NIS 0.1 per share to OTI Africa Ltd. employees in exchange of each OTI Africa Ltd. employee waiving his rights to receive options and/or shares, he is entitled. The transaction resulted in a new measurement date and expenses in the amount of $ 1,112 were recorded.

5.	The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs benefiting employees and directors and recorded compensation expenses of $1,897, $ 4,872 and $ 8,948 in the years ended December 31, 2003, 2004 and 2005, respectively, according to the intrinsic value of the above options.

The Company applies SFAS No. 123 in respect of options granted to consultants and goods providers and recorded compensation costs of $ 927, $ 2,537 and $ 3,192 in the years ended December 31, 2003, 2004 and 2005, respectively, related to the above options according to the Black-Scholes model.

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2003, 2004 and 2005 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - January 1, 2003	765,644	$14.30
Options granted	1,585,669	1.59
Options cancelled or forfeited	(90,546)	30.62
Options exercised	(817,356)	0.41

Outstanding - December 31, 2003	1,443,411	7.15
Options granted	2,627,780	6.40
Options cancelled or forfeited	(17,707)	7.22
Options exercised	(951,997)	0.91

Outstanding - December 31, 2004	3,101,487	7.66
Options granted	3,518,836	9.61
Options cancelled or forfeited	(40,813)	4.40
Options exercised	(1,238,956)	4.59

Outstanding - December 31, 2005	5,340,554	9.24

Exercisable as of:

December 31, 2003	799,136	$9.06

December 31, 2004	2,595,196	$7.97

December 31, 2005	4,331,208	$8.36

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2005:

	Options outstanding			Options Exercisable
Range of exercise price	Number outstanding as of December 31 2005	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31 2005	Weighted Average Exercise Price

$0-0.02	582,257	4.91	$0.02	575,757	$0.02
2.75	43,000	2.64	2.75	42,000	2.75
3.25-5.16	155,100	2.79	3.96	74,900	4.34
6.10-8.17	608,477	3.70	7.82	553,977	7.28
8.21-9.89	1,520,388	3.58	9.71	1,354,954	9.76
10.00-14.00	2,411,952	4.63	11.77	1,710,240	10.38
16.03-34.00	10,280	4.22	30.65	10,280	30.65
42.50-123.60	9,100	3.33	48.61	9,100	48.61

	5,340,554	4.18	9.24	4,331,208	8.36

Note 10	–	Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The amounts of deferred stock compensation recognized arising from the difference between the exercise price and the fair market value on the date of the grant of $ 2,039, $ 7,168 and $ 6,228 options granted in the years ended December 31, 2003, 2004 and 2005, respectively, are included in shareholders’ equity and are being amortized over the vesting periods of the respective options in accordance with APB 25.

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2003, 2004 and 2005 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2003	2004	2005	2003	2004	2005	2003	2004	2005

Weighted average
exercise prices	$4.52	$8.29	$13.31	$-	$14	$-	$1.24	$5.64	$8.49
Weighted average
fair values on
grant date	$3.01	$4.69	$7.09	$-	$4.29	$-	$3.64	$7.16	$7.88

D.	Warrants

The Company issued warrants with respect to investments made in the Company. The number of warrants issued by the Company during the years ended December 31, 2003, 2004 and 2005 were 1,553,957, 904,800 and 1,196,431, respectively, with a per share weighted average exercise price of $5.95, $13.97 and $ 14.58, respectively.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2005:

	Warrants outstanding
Range of exercise price	Number outstanding as of December 31 2005	Weighted average remaining contractual life (years)	Weighted Average Exercise Price

$3.85	18,182	0.53	$3.85
5.75 - 7.50	47,278	2.52	6.84
9.51 - 9.99	16,382	1.41	9.52
11.42 - 14.58	2,093,231	4.16	14.30

	2,175,073

Note 10	–	Shareholders’ Equity (cont’d)

E.	Employee Share Purchase Plan

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

Note 11	–	Income Taxes

A.	The Company and its Israeli subsidiaries

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Results for tax purposes are measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2C the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between the Company’s and its Israeli subsidiaries’ taxable income or loss and their income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries have not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

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

Note 11	–	Income Taxes (cont’d)

A.	The Company and its Israeli subsidiaries (cont’d)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont’d)

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2005.

3.	The Law for the Encouragement of Industry (taxes), 1969

In the Company’s management estimation, the Company is also an “Industrial Company” under the Law for the Encouragement of Industry. The principal benefits for the Company are the deductibility of costs in connection with public offerings and accelerated depreciation.

4.	Tax rates

On July 25, 2005 the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (hereinafter – the Second Amendment).

The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. This change had no effect on the financial statements of the Company.

B.	Non-Israeli subsidiaries are taxed based on tax laws in their country of residence.

C.	As of December 31, 2005, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $ 44,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, carryforward losses are linked to the CPI. The Company expects that during the period in which these tax losses are utilized its income would be substantially tax exempt, and accordingly, no deferred tax asset has been recorded. Carryforward losses relating to non-Israeli companies aggregate approximate $ 1,350, which expires as follows: 2007 – $ 87, 2010 – $ 154, 2025 – $ 895. The remaining balance – $ 214 can be utilized with no expiration date.

D.	Deferred taxes in respect of temporary differences between carrying amounts of assets and liabilities for financial reporting and amounts used for tax reporting purposes are immaterial.

Note 12	–	Related Party Balances and Transactions

A.	Balances

	December 31
	2004	2005

Assets
Trade receivables	$-	$39

Liabilities
Trade payables	$47	$-

B.	Transactions

	Year ended December 31
	2003	2004	2005

Revenues	$102	$-	$-

Costs and expenses	$76	$44	$45

Note 13	–	Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	Year ended December 31
	2003	2004	2005

Revenues by geographical areas of
end customers
America	$1,960	$2,494	$14,123
Far East	132	1,325	5,397
Africa	2,978	2,457	3,781
Europe	13,025	14,964	9,266

Total export	18,095	21,240	32,567
Domestic (Israel)	1,500	1,912	3,097

	$19,595	$23,152	$35,664

	December 31
	2004	2005

Long lived assets by geographical areas
Israel	$5,063	$5,199
Germany	3,908	3,968
Poland	1,687	1,666
Far East	-	1,999
Other	250	244

	$10,908.00	$13,076

Major Customers

Revenues from one customer represent approximately 30% of the consolidated revenues for the year ended December 31, 2005.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
On Track Innovations Ltd.

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-115953, No. 333-121316 and No. 333-130324), in the registration statements on Form F-3/A (No. 333-111770 and No. 333-127615) and in the registration statement on Form S-8 (333-128106) of On Track Innovations Ltd. of our report dated March 24, 2006, with respect to the consolidated balance sheets of On Track Innovations Ltd. and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2005, which report appears in the report on Form 6-K of On Track Innovations Ltd. furnished to the Securities and Exchange Commission on March 31, 2006.

/s/ Somekh Chaikin Certified Public Accountants (Israel) Member Firm of KPMG International

Tel Aviv, Israel
March 31, 2006

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

Date:  May 22, 2006