Form 20-F
period 2006-12-31
ON TRACK INNOVATIONS LTD
filed 2007-06-25
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,592,880 Ordinary Shares, NIS 0.1 nominal value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note– Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

INTRODUCTION

        Unless indicated otherwise by the context, all references in this Annual Report to:

—	"we", "us", "our", "OTI", or the "Company" are to On Track Innovations Ltd. and its subsidiaries;

—	"dollars" or "$" are to United States dollars;

—	"NIS" or "shekels" are to New Israeli Shekels;

—	the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999; and

—	the "SEC" is to the United States Securities and Exchange Commission.

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

        We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 4 – “Information on the Company” regarding, among other things, our belief as to increased acceptance of smart-card technology, expansions of the use of our technology, acquisitions, the impact of our relationship with technology partners and business partners as well as to our revenue and the development of future products, and Item 5 – “Operating and Financial Review and Prospects,” regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses and adequacy of capital resources, as well as elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D., “Key Information- Risk Factors”, and elsewhere in this Annual Report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
	A. SELECTED FINANCIAL DATA	3
	B. CAPITALIZATION AND INDEBTEDNESS	4
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	4
	D. RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	15
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	15
	B. BUSINESS OVERVIEW	16
	C. ORGANIZATIONAL STRUCTURE	30
	D. PROPERTY, PLANT AND EQUIPMENT	33
ITEM 4A.	UNRESOLVED STAFF COMMENTS	34
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	34
	A. OPERATING RESULTS	34
	B. LIQUIDITY AND CAPITAL RESOURCES	40
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	42
	D. TREND INFORMATION	42
	E. OFF BALANCE SHEET ARRANGEMENTS	42
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	42
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	43
	A. DIRECTORS AND SENIOR MANAGEMENT	43
	B. COMPENSATION	45
	C. BOARD PRACTICES	46
	D. EMPLOYEES	51
	E. SHARE OWNERSHIP	52
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	55
	A. MAJOR SHAREHOLDERS	55
	B. RELATED PARTY TRANSACTIONS	57
	C. INTERESTS OF EXPERTS AND COUNSEL	57
ITEM 8.	FINANCIAL INFORMATION	57
	A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	57
	B. SIGNIFICANT CHANGES	58
ITEM 9.	THE OFFER AND LISTING	58
	A. OFFER AND LISTING DETAILS	58
	B. PLAN OF DISTRIBUTION	59
	C. MARKETS	59
	D. SELLING SHAREHOLDERS	59
	E. DILUTION	59
	F. EXPENSES OF THE ISSUE	59
ITEM 10.	ADDITIONAL INFORMATION	60
	A. SHARE CAPITAL	60
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	60
	C. MATERIAL CONTRACTS	65
	D. EXCHANGE CONTROLS	66
	E. TAXATION	66
	F. DIVIDENDS AND PAYING AGENTS	75
	G. STATEMENT BY EXPERTS	75
	H. DOCUMENTS ON DISPLAY	76
	I. SUBSIDIARY INFORMATION	76

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from the audited consolidated financial statements of On Track Innovations Ltd. (together with its subsidiaries, referred to as the Company or OTI) set forth elsewhere in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5.  Operating and Financial Review and Prospects,” included elsewhere in this annual report. Effective as of June 17, 2002, we consummated a one to ten reverse share split of our ordinary shares, such that every ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value. All shares, per share, warrants and options amounts in the consolidated financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31
	2002	2003	2004	2005	2006
	(In thousands, except share and per share data)

REVENUES
Sales	$17,312	$18,787	$20,915	$32,266	$35,171
Licensing and transaction fees	651	808	2,237	3,398	5,382

Total revenues	17,963	19,595	23,152	35,664	40,553

COST OF REVENUES
Sales	9,502	9,478	12,799	21,629	21,871

Total cost of revenues	9,502	9,478	12,799	21,629	21,871

Gross profit	8,461	10,117	10,353	14,035	18,682

OPERATING EXPENSES
Research and development	4,459	3,159	3,544	5,405	7,065
Less-- participation by the Office of
the Chief Scientist	1,103	853	394	618	-

Research and development, net	3,356	2,306	3,150	4,787	7,065
Selling and marketing	3,869	4,092	6,010	7,620	7,072
General and administrative	5,183	5,853	6,549	9,666	11,948
Amortization of goodwill and intangible
assets	161	188	261	700	821
Expenses relating to raising of
capital, exchange of subsidiary's
employees equity interest in equity
interests of the Company and new
acquisitions in the Far East	-	-	3,227	1,768	-
Gain from sale of subsidiary				(374)	(122)

Total operating expenses	12,569	12,439	19,197	24,167	26,784

Operating loss	(4,108)	(2,322)	(8,844)	(10,132)	(8,102)

Financial income (expense), net	41	(897)	(287)	669	1,712
Other income (expense), net	(1,955)	(244)	29	(84)	(75)

Loss before taxes on income	(6,022)	(3,463)	(9,102)	(9,547)	(6,465)
Taxes on income	(207)	(104)	(173)	175	323
Equity in net losses of affiliated company	-	-	-	-	(1,087)
Minority share in income (loss) of subsidiaries	(19)	-	-	(185)	625

Loss before extraordinary item	(6,248)	(3,567)	(9,275)	(9,557)	(6,604)
Extraordinary item	-	-	-	444	-

Net loss	$(6,248)	$(3,567)	$(9,275)	$(9,113)	$(6,604)

Basic and diluted net loss per ordinary share
from:
Loss before extraordinary item	$(3.76)	$(1.52)	$(1.33)	$(1.01)	$(0.47)

Extraordinary item	-	-	-	0.05	-

Net loss	$(3.76)	$(1.52)	$(1.33)	$(0.96)	$(0.47)

Weighted average number of ordinary shares used
in computing net loss per ordinary share -
basic and diluted	1,661,170	2,354,254	6,972,878	9,512,198	13,919,958

	As of December 31
	2002	2003	2004	2005	2006

Balance Sheet Data:
Cash and cash equivalents	$2,145	$9,712	$23,917	$29,657	$30,049
Total current assets	10,821	18,884	39,423	67,914	70,889
Total assets	24,019	31,268	52,003	85,058	117,174
Total liabilities	12,978	11,965	13,311	14,513	17,016
Long term loans, net of current maturities	4,006	3,121	2,018	1,535	2,117
Total shareholders' equity	11,041	19,303	38,692	70,235	99,154

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business

We have a history of losses and expect to continue to incur full-year losses at least through 2007.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses $6.2 million in 2002, $3.6 million in 2003, $9.3 million in 2004 $9.1 million in 2005 and $6.6 million in 2006. We expect to incur full year losses at least through 2007, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

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

        We just completed the acquisition of the main assets of SuperCom and a production line of Barun. In addition, in the past we acquired several other companies around the world.

We paid for all of these acquisitions through the issuance of our ordinary shares (and in certain cases, warrants to purchase ordinary shares). These and future acquisitions could result in:

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

We derive a portion of our revenues from sales to systems integrators that are not the end-users of our products. We are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

        In 2003, 2004, 2005 and 2006, 28%, 16%, 9% and 8%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

        Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Our dependence on third party distributors, sales agents, and value-added resellers could result in marketing and distribution delays which would prevent us from generating sales revenues.

        We market and sell some of our products using a network of distributors covering several major world regions, including the United States. We establish relationships with distributors and resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale. These agreements generally do not grant exclusivity to the distributors and resellers and, as a general matter, are fixed-term contracts, do not always have commitments for minimum sales and can be terminated by the distributor. We are currently engaged in discussions with other potential distributors, sales agents, and value-added resellers. Such arrangements may never be finalized and, if finalized, such arrangements may not increase our revenues or enable us to achieve profitability.

        Our ability to terminate a distributor that is not performing satisfactorily may be limited. Inadequate performance by a distributor may affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results will be highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues.

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

The terms of certain of our agreements may restrict our ability to take actions that we believe to be desirable.

        Pursuant to certain agreements we have entered into with our suppliers, distributors and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods, ranging from several months to several years. In addition, in certain markets, we sell our products through distributors which, in general, have exclusive distribution rights in that market if specified sales quotas are met. The foregoing could have a material adverse effect on our business, operating results and financial condition if these partners do not perform in a satisfactory manner.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

        We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including Philips Semiconductors, a division of Philips Electronics N.V., and Infineon Technologies AG have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

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

        The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our contracts do not typically include minimum purchase requirements. We, therefore, cannot assure that future contracts will result in commercial sales. Our average development cycle is typically between 18 and 24 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance.

        Our quarterly revenues and operating results have varied substantially in the past and are likely to do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include the following:

—	The size and timing of orders placed by our government customers is difficult to predict. Government projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began in January 2000. We started recognizing revenues in the second half of 2000.

—	The fact that our rental expenses are fixed and we may not be able to reduce these expenses in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

—	The tendency of our clients to place orders for products toward the last quarter of their financial year.

        Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

        The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. Except for Samsung Electronics Co., Ltd., currently the sole supplier of the chip that integrates our antenna interface into Samsung’s microprocessor, none of these suppliers is a sole supplier. Nevertheless, we sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacture or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

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

        We currently have patents registered in the United States, Israel and other countries covering some of our technology, and have pending applications in the United States, Europe, the Far East, Israel and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

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

        Our success depends, in part, on the continued services of Oded Bashan, our Chairman, President and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

        Since 2001, we have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2002	13	67	3	12	5
2003	15	66	1	10	8
2004	11	64	6	11	8
2005	11	26	15	39	9
2006	8	35	29	20	8

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

Because we report in dollars while a portion of our revenues and expenses is incurred in other currencies, currency fluctuations could adversely affect our results of operations.

        We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German and Polish subsidiaries, InterCard and ASEC, in euros and of our subsidiary in the Far East, MCT, in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

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

We may have to adapt our products in order to integrate them into our customers’ systems if new government regulations or industry standards are adopted or current regulations or standards are changed.

        Some of our products are subject to government regulation in the countries in which they are used. For example, card readers used in the United States and in Europe require certification of compliance with regulations of the U.S. Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization is in the process of approving industry standards regulating the transfer of data between contactless smart cards and a reader. If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

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

We have sought U.S. government contracts in the past and may seek additional U.S. government contracts in the future, which subjects us to certain risks associated with such types of contracts.

        Most U.S. government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

—	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

—	the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

—	the need to compete on occasion to retain existing contracts that have in the past been awarded to us on a sole-source basis;

—	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

—	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

—	the expense and delay that may arise if our competitors protest or challenge new contract awards made to us pursuant to competitive bidding or subsequent contract modifications, and the risk that any of these protests or challenges could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

        We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire if the U.S. government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

        In addition, U.S. government contracts subject us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government. Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, however, could have a material adverse effect on our financial condition.

        The U.S. government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

        In August 2005, OTI America, Inc. (“OTI America”) was one of several contractors that received contract awards from the United States Government Printing Office (“GPO”) for production of U.S. passports. The GPO issued a stop work order due to a protest filed by us regarding the evaluation of our product by the GPO. In December 2005, the U.S. Court of Federal Claims found in favor of OTI America. However, in July 2006, GPO notified us that we had been eliminated from the group of vendors being considered for the U.S. passport program. OTI challenged that decision in the United States Court of Federal Claims, which denied the Company’s challenge.  OTI has appealed that denial to the United States Court of Appeals for the Federal Circuit. There can be no assurance that we will be successful in our appeal. We may also incur additional legal fees in connection with the appeal.

Terrorist attacks may have a material adverse effect on our operating results.

        Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and affect the results of our operations.

Risks Related to Our Ordinary Shares

Our share price has fluctuated in the past and may continue to fluctuate in the future.

        The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or quarterly variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect that may be adverse to the market price of our shares.

        Trading in shares of companies listed on the Nasdaq Global Market in general and trading in shares of technology companies in particular has been subject to extreme price and volume fluctuations that have been unrelated or disproportionate to operating performance. These factors may depress the market price of our ordinary shares, regardless of our actual operating performance.

        Securities litigation has also often been brought against companies following periods of volatility in the market price of its securities. In the future, we may be the target of similar litigation that could result in substantial costs and diversion of our management’s attention and resources.

Our share price could be adversely affected by future sales of our ordinary shares.

As of June 20, 2007, we had outstanding 19,238,938 ordinary shares, warrants to purchase 2,391,529 additional ordinary shares at a weighted average exercise price of $12.68 per share and options to purchase 1,919,528 additional ordinary shares at a weighted average exercise price of $3.5 per share. We may in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

        If the bid price of our ordinary shares falls below $5.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed to be “penny stock” for purposes of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The bid price of our ordinary shares on June 20, 2007 was $6.40, but was less than $5.00 from February 26, 2003 until October 22, 2003. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

Our shareholders could experience dilution of their ownership interest by reason of our issuing more shares.

        Under Israeli law, shareholders in public companies do not have preemptive rights. This means that our shareholders do not have the legal right to purchase shares in a new issue before they are offered to third parties. In addition, our board of directors may approve the issuance of shares in many instances without shareholders’ approval. As a result, our shareholders could experience dilution of their ownership interest by reason of our raising additional funds through the issuance of ordinary shares. In addition, we may continue to acquire companies or businesses in exchange for our shares, resulting in further dilution.

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

        Oded Bashan currently has the right to vote approximately 27.5% of our outstanding shares by reason of his ownership of 677,803 of our outstanding shares, and his holding proxies to vote 5,297,315 additional ordinary shares that are owned by other shareholders (where he holds proxies to vote 4,612,050 of these ordinary shares as chairman of our board; however, our board of directors may designate someone else to hold these proxies; this includes SuperCom’s execution of an irrevocable proxy appointing the chairman to vote the 2,827,200 ordinary shares issued in connection with the transaction.) Mr. Bashan therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in our shareholders’ meetings may influence the outcome of such meetings.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404 to it, a portion of which commenced in connection with this Annual Report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting in 2006, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Following the implementation of SFAS No. 123R, we are required to record compensation expense in connection with share-based compensation and, as a result, our profitability may be reduced significantly.

        New accounting standard require that all share-based payments to employees to be recognized as a compensation expense based on their fair values. The adoption of this standard has, and is expected to continue to have, a significant adverse impact on our results of operations. In addition, if as a result of this new standard we would stop or limit the use of stock options as an incentive and retention tool, it could have an adverse effect on our ability to recruit and retain employees.

Risks Related to Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

        We are incorporated under the laws of the State of Israel, and our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. During July 2006, an armed conflict between Israel and the Lebanese terror organization, Hezbollah, took place in northern Israel and Lebanon. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

Our operations could be disrupted as a result of the obligation of key personnel to perform Israel imilitary service.

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

The Israeli government programs in which we currently participate, and the Israeli tax benefits we currently receive, require us to meet several conditions, and they may be terminated or reduced in the future. This could increase our costs and/or our taxes.

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

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions relating to our business

        We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon OCS grants. Pursuant to the Israeli Encouragement of Research and Development in the Industry Law, we and any non-Israeli who becomes a holder of five percent or more of our share capital are generally required to notify the OCS and such non Israeli shareholder is required to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

        Israeli Companies Law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding five percent or more of the company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel on February 15, 1990.

        Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel. Our telephone number is 011-972-4-686-8000. In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a Delaware corporation. OTI America, Inc. is located at 2 Executive Drive, Suite 740, Fort Lee, New Jersey 07024, and its telephone number is (201) 944-3233. Copies of this annual report and certain other documents referred to herein can be obtained on our website, www.otiglobal.com, or upon request from our Director of Corporate Communication, Ms. Galit Mendelson, at the following telephone number: (201) 944-5200 (#111). The information on our website is not incorporated into this annual report.

        On December 30, 1999, we acquired all of the outstanding shares of City Smart Ltd., a Hong-Kong based systems integrator, in exchange for 6,686 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $451,300). On January 28, 2000, we acquired all of the outstanding shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., each an Israel-based developer and designer of microprocessors and operating systems for smart cards, in exchange for 12,119 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $1.3 million). On February 2, 2000, we entered into an agreement with an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Ltd., a Hong Kong-based infrastructure company, to establish the e-Smart System joint venture in Hong Kong to, among other things, be the exclusive distributor for our products in Greater China. In connection therewith, we contributed $3.1 million to the joint venture. This joint venture acquired the assets of City Smart Ltd. in 2001. On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, Intercard Kartensysteme GmbH and InterCard Systemelectronic GmbH, the former of which is a systems integrator for smart card systems and the latter of which is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million. In June 2004, we sold our 50% stake in our e-Smart System joint venture to our partner. On October 1, 2004 we completed the acquisition of ASEC, a Polish company that develops, manufactures and markets card readers and reader modules, for a purchase price of approximately $1.6 million, which was paid through the issuance of 186,264 of our ordinary shares. In addition, the ASEC share purchase agreement provides for the payment of up to an additional $350,000 to Nextel in the event that specified performance criteria are met by ASEC for the years ended December 31, 2004 and 2005. In June 2005, we issued 14,298 of our ordinary shares in consideration for $175,000 to be paid to Nextel based on the said performance criteria. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula. In October 2004, we sold our InterCard Kartensysteme subsidiary for approximately $2.5 million. In July 2005, we completed the acquisition of POI, a Hong Kong company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, as well as to manufactures contact and contactless smart cards themselves, and substantially the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, for an aggregate purchase price of approximately $1 million, which was paid through the issuance of 82,229 of our ordinary shares. In July 2005, we also completed the acquisition of 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, for a purchase price of $661,000, which was paid through the issuance of 52,572 of our ordinary shares. During 2005, we also established an affiliated company together with an Asian government entity, in the form of joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The appropriate foreign government’s entities approved the establishment of the joint venture. In May 2006, we completed the acquisition of InSeal SAS, a French company that provides an operating system for contactless applications to a variety of customers in the payments market, for a total of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments. In December 2006, we completed the acquisition of the main assets of SuperCom Ltd., an Israeli smart card company, for consideration of 2,827,200 of our ordinary shares. The agreement provides for the purchase of SuperCom’s International Project Solution (“IPS”) business, whose activities accounted for substantially all of SuperCom’s revenue.

        For additional information concerning these transactions, see “C.  Organizational Structure” below, and Note 1B to our consolidated financial statements included elsewhere in this annual report.

B.	BUSINESS OVERVIEW

General

        We design, develop and sell contactless microprocessor-based smart card products. Because our cards contain a microprocessor, they can store and process information and run multiple applications. Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader. Our products combine the benefits of both microprocessors and contactless cards. We believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use. In addition to contactless microprocessor-based smart cards, we also sell products that are based on other card technologies.

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Payments Solutions: we offer a cashless system and loyalty program to replace cash, which includes the PayPass system that we are installing for MasterCard, our electronic EasyPark parking payment system and our mass transit electronic payment system;

—	Petroleum Systems: OTI's EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel system; and

—	Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform incorporates our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for the smart card and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and e-passport/national ID, and is being developed for other markets, such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

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

        We market our products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, Inc., located in Fort Lee, New Jersey, and carried out through our subsidiaries in Israel, America, Europe, Africa and the Far-East.

Industry Background

What is a smart card?

        Plastic cards that contain a semiconductor chip are generally referred to as “smart cards.” Smart card technologies were first developed in response to the limitations of the magnetic strip commonly used in most credit and debit cards, telephone cards and hotel room access cards. Smart cards store larger amounts of information than magnetic strip cards. They can also update this information and store it more securely than a magnetic strip card. Depending on the complexity of the chip that a smart card contains, smart cards can process the stored information and support more than one application. For example, smart cards can act as a substitute for cash by storing a cash balance on the card that may later be reduced or increased. The same card can also store information identifying its holder.

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

        The developers of contactless microprocessor-based smart cards face the following significant challenges:

—	Support of ISO standards. The International Standard Organization, or ISO, established standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443. Currently, two separate types of standards – Type A and Type B – have been approved by ISO. Because both standards are currently being used, only readers that can support both standards offer users the flexibility to use smart cards based on either standard.

—	Transfer of power to the card. Most providers of contactless smart card systems use a technology called resonant circuitry to create a magnetic field between the card and reader through which power is transferred to the card. Current limitations of resonant circuitry technology make this technology impractical for providing sufficient power to a microprocessor-based smart card in a contactless system. We have developed matched antenna technology that allows the efficient transfer of power.

—	Support of existing card-based infrastructure. Because of the large existing installed base of contact-based systems, there is demand for technologies that can support both contact and contactless applications with the same equipment. However, combined contact and contactless cards have traditionally contained two chips, one for use by contact-based systems and one for use by contactless-based systems. The use of two chips increases the cost of the card and the likelihood of discrepancies between the information stored on each chip by different applications. The use of two chips also limits the level of security to the level offered by the ASIC chip. We believe that the shortcomings of these dual contact/contactless cards create a need for a single chip that can work with both contact and contactless systems. There have been attempts, principally by some of the larger chip manufacturers, to develop a technology that uses a single chip, but we are unaware of any successful commercial implementation of this technology by anyone other than us.

        Despite the challenges discussed above, contactless smart cards offer considerable advantages over traditional contact-based smart cards including:

—	Speed. Transaction time in contactless systems is shorter than in contact systems because it is not necessary to insert the card in, or swipe it through, a reader or otherwise position it in any specific direction. As a result, for systems that need to handle a large number of users over a short period of time, such as mass transit systems, contactless systems provide considerable time savings when aggregated over a large number of users while users save time on each of their transactions.

—	Convenience. Contactless systems simplify the way transactions are executed. For example, a shopper can pay for goods in a retail outlet simply by positioning a wallet containing a contactless smart card in close proximity to a reader positioned at the check-out, without the need to withdraw the card from the wallet.

—	Variety of forms. Because contactless smart cards do not need to fit into a slot in a reader, they can take a wider array of forms desired by smart card users and providers, such as key chains, tags, wristwatches and other forms.

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

—	Combining the advantages of contactless systems and microprocessor-based systems. Our technology successfully combines the features of microprocessor-based cards and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to contact cards

Faster transaction time	Shorter time to complete a transaction	More transactions per minute

Cards do not need to be inserted or put into readers	Easier to use and come in a variety of forms	Lower maintenance costs

Durability	The card lasts longer	Reduce card replacement cost

Benefits of microprocessors compared to ASIC or memory chips

Multiple applications	The card has multiple uses	Generates revenues from additional applications

Enhanced security	Information on the card is more secure	System is less vulnerable to fraud

—	Ease of transition from other card systems to contactless microprocessor-based systems. We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure. For example, as part of a project for MasterCard PayPass, we upgraded regular standard point-of-sales and that supported only magnetic stripe to support contactless microprocessor-based smart cards. We integrated our inlay solution with plastic card manufacturers to allow quick upgrade from regular credit cards to contactless operations.

—	Ease of transition from contact-based microprocessors to contactless microprocessors. Chip manufacturers and operating system providers can use our technology to upgrade their offthe- shelf products to support both contact and contactless operations. They can combine our technology with their microprocessor, enabling the microprocessor to support contact and contactless operations. By applying our patented hardware, customers can save months of development time and reduce the time to market for their products.

—	Support of multiple standards. Our readers are capable of supporting ISO 14443 Type A and Type B standards. Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

        Our goal is to be the leading provider of contactless microprocessor-based smart card products. Key elements of our strategy for achieving this goal include:

—	Enhance our technological position. We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

—	Expand our global market presence. Our sales and marketing effort is currently directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey. We market our products through a global network of marketing subsidiaries in Israel, America, Europe, Africa and the Far-East. We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

—	Increase our focus on generating high-margin, recurring revenues. We currently derive most of our revenues from one-time payments for our products and technologies. We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions effected in systems that contain our products. For example, we have entered into such fee arrangements with respect to our parking systems in Israel and our gasoline management systems in South Africa. By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate for the customer, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

—	Leverage existing relationships and seek new relationships. We have entered into a relationship with BP (formerly known as British Petroleum) to cover the South African petroleum market. Recently, the relationship was extended and expanded so that OTI granted BP a worldwide license for its petroleum payment solution. We have entered into this and other relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products. We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

—	Leverage presence in existing industries to enter into new industries. We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used. For example, users of the gasoline management system that we have sold to BP in South Africa will have the option to add a payment application to their card. The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so. We plan to generate additional revenues through the sale of products required to add and operate these applications.

—	Pursue strategic acquisitions. We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing and research and development capabilities. In this way, we plan to expand our product offerings and provide more comprehensive service to our customers. Since our initial public offering in 1999, we have acquired the SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services, ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, POI, an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves, (at September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of e-Pilot and of POI were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006, Following the structural change, the Company has sold POI and e-Pilot to a third party), and InSeal, a French company providing an operating system for contactless applications for a variety of customers in the payments market.

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

Microprocessor chip and operating system design know-how

Through our acquisition of the SoftChip Group, we are skilled in the design of microprocessors and development of operating systems for smart cards. SoftChip acquired its know-how through its involvement in the design of microprocessors for smart cards on behalf of leading microprocessor manufacturers.

Products

The OTI Platform

        Substantially all of our products are based on a common platform, which we refer to as the OTI Platform. The OTI Platform incorporates our patented technologies and consists of:

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

        The following is a graphical representation of a contactless microprocessor-based smart card based on the OTI Platform:

        Because our microprocessors are programmable, they can support multiple applications on the same card. This technology can eliminate, consumers’ reluctance to carry multiple cards. All of these elements work together to provide a foundation upon which we or our customers build applications. The transmission of information between the card and the reader in an OTI Platform-based product is secure and reliable. For example, if communications are interrupted in the course of a transmission, the OTI Platform will reject the impaired transmission and require that the information be re-transmitted. In addition, our OTI Platform ensures that information is transmitted from the card in an encrypted form only to readers that are authorized to receive and able to decipher the transmission.

        The OTI Platform supports several types of payment methods including debit and credit applications, loyalty points and an electronic cash substitute that increases or reduces the balance on the user’s card. We refer to these as e-purse applications.

Our Products

Our products consist of:

Payments Solutions.

        We typically design our payment solutions while teaming up with financial institutions and back office providers. These solutions offer a cashless system and loyalty program for small purchases, such as fast food, gasoline and movie tickets. Our payment solutions include the following:

—	PayPass™. OTI is supplying key components of the technology for multiple contactless payment programs, driven by major financial institutions: MasterCard International’s PayPass™ program, Visa contactless program and ExpressPay™ from American Express.

—	E-purse (Stored Value Cards). We have developed and have began to market a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

—	Parking payment system. Our electronic parking payment system, which we refer to as EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees. Drivers are issued contactless microprocessor-based smart cards, or EasyPark cards, to replace existing parking payment methods, including parking meters. The EasyPark card stores the amount of money that is available for payment of parking fees. A driver can increase the balance at special self-service kiosks placed at convenient locations. Compliance with parking regulations is monitored by inspectors using specially designed hand-held terminals.

In May 1999, the EasyPark system was selected as the national parking system for Israel. During 2000, the system was widely implemented throughout Israel. In 2005, The Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. The program currently has more than 250,000 subscribers, and is currently in use in 26 cities across the country. We are currently marketing the EasyPark system through our global network of subsidiaries.

—	Mass transit. We have designed a product that enables efficient fare collection from a large volume of passengers in various types of mass transportation systems, such as buses and trains. The smart card serves as the passenger’s ticket. The chip in the smart card stores the passenger’s fare balance and is debited with the fare when the passenger boards or disembarks. The balance on the smart card can be increased repeatedly. OTI is marketing this product to system integrators that specialize in mass transit solutions. For example, we have announced that we are working with Scheidt & Bachmann.

Petroleum Systems.

        Our petroleum systems include EasyFuel and GMS (gasoline management system):

—	EasyFuel. Our wireless petroleum solution is named EasyFuel. EasyFuel incorporates options for retail and private fleets as well as a pay-at-the-pump solution. The system monitors and expedites the fueling and payment process through a wireless detection and authorization system. This system is also ideally positioned for the retail petroleum market by enabling drivers to pay for gasoline at the pump, pay for other services and products at the gas station and earn loyalty points for these purchases.

—	GMS. GMS records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance. By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, simplify payment processes, track the use of each vehicle and reduce the risk of theft or fraud. GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The information is communicated via an antenna in the vehicle’s gas tank to an antenna mounted on the fuel nozzle when the fuel nozzle is inserted into the vehicle’s gas tank, and is then transferred to the gas station computer. Disengaging the nozzle from the gas tank will immediately turn off the pump.

The following diagram illustrates a typical wireless GMS system:

We commenced sales of GMS in 1995. GMS is being used by a number of petroleum companies, such as BP South Africa, Turcas in Turkey and Mobil in Ecuador. As of December 31, 2006, a total of approximately 900 gas stations have been equipped with GMS, and we have delivered GMS equipment for approximately 105,000 vehicles.

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

In 2005, we announced that we established, together with the government of a major Asian country, a joint venture for the manufacture and sale of OTI-based travel document inlays for such country.

—	MediSmart. Our MediSmart product is designed to secure process and manage medical information by providing doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history. This information can be automatically updated after each treatment. Treatment information can be automatically transferred to the insurance provider’s computer system. This product reduces costs to medical providers, provides increased security for a patient’s medical history and improves the quality and speed of service to patients. We began field tests of the product in South Africa in 2003, and the product was successfully deployed in June 2004 by CareCross Health, the leading primary healthcare provider in South Africa.

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

        In 2005, we partnered with STMicroelectronics to supply Visa International with a contactless payment solution. Under the agreement, STMicroelectronics provides the contactless microcontroller and OTI provides the operating system and application, and the contactless card technology including the inlay technology.

Customer service and technical support

        We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of 21 employees consisting of ten employees located in our corporate headquarters in Rosh Pina, Israel, four employees in Africa, three employees in the United States and four employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries. The subsidiaries, in turn, provide 24-hour customer support to our customers, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Sales and marketing

        We have built a global network of subsidiaries through which we sell and market our products. As of December 31, 2006, we had a total sales and marketing staff of 39 employees in five locations. We market our products in the Americas through OTI America, which employs six people in sales and marketing. In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing. In Europe, we sell and market through InterCard Systemelectronic and ASEC, which together employ eight people in sales and marketing. In Israel, we sell and market through our headquarters in Rosh Pina, which employs nine people in sales and marketing. In the Far East, we sell and market through MCT, which employs eight people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition. Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, and conducting speaking engagements and advertising in industry publications. We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

        Some of the independent systems integrators to which we sell our products also act as distributors for our products. We have granted some of our systems integrators exclusive distribution rights within a particular country or region. We generally guarantee exclusivity only if certain sales targets are met.

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

Manufacturing

External manufacturers and suppliers

        We currently purchase substantially all of the hardware and software components of our products from third-party suppliers and outsource substantially all of the manufacturing and assembling of our products to manufacturing subcontractors. This allows us to focus our resources on the design, development and marketing of our products. We have not entered into long-term supply contracts. Instead, we purchase components on a purchase order basis. Our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit dependence on any one supplier or manufacturer.

Smart cards

—	Microprocessors. The current suppliers of microprocessors for our smart cards are STMicroelectronics and Atmel. In addition, we have jointly developed with Samsung a “monochip” that integrates our antenna interface with Samsung’s microprocessor.

—	Modules. A module is a silicon plate into which the components of a microprocessor are embedded. The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and Southeast Asia.

—	Packaging. We package the components for our smart cards in a variety of forms, including key chains, tags, stickers and cards. The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe. Our credit card-sized smart cards are manufactured in Korea, China, Thailand and the United States.

—	Readers. We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor. The readers are assembled for us in Germany, mainly by our wholly-owned subsidiary InterCard Systemelectronic.

        Operating systems

        We have developed our Hercules Operating System, a scaleable multi-application operating system. The design of OTI’s Hercules Operating System enables us to fulfill high demands with regard to functionality, security, flexibility, maintenance and performance.

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

        We have granted our former joint venture, e-Smart, an option to manufacture smart cards using our technology for sale in Greater China. We will retain exclusive rights to our technology and any smart cards manufactured by e-Smart will be required to contain modules manufactured by us. We are entitled to receive royalties for smart cards manufactured by e-Smart.

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

Research and development

        We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies. Accordingly, we intend to continue devoting substantial resources to research and development. We are paying royalties to the Government of Israel at a rate of 3%-5% of sales of the products that the Government of Israel participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval. The following table describes our research and development activities during each of the past five years:

	2002	2003	2004	2005	2006
	(Dollars in millions)

Our expenditures net of grants from the OCS	$3.4	$2.3	$3.2	$4.8	$7.1
Our net expenditures as a percentage of annual revenues	19%	12%	14%	13%	17%
OCS grants	$1.1	$0.9	$0.4	$0.6	$0

        Our research and development activities focus on three areas:

—	implementing our core technologies in microprocessors and readers;

—	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

—	developing new innovative technologies related to the operation of contactless microprocessor- based smart cards.

        At December 31, 2006, we employed 103 employees in our research and development department. Our main research and development facilities are located at our headquarters in Rosh Pina, Israel. We believe that our success is based on our experienced team of senior engineers and technicians who have on average 13 years of experience in their respective fields. Our research and development facilities are ISO 9001:2000 certified.

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

        Patents

Technology	Status

System and Method For The Non-Contact Transmission of Data.	Patents granted in the United States, Israel, Canada, Singapore, Australia, South Africa and Hong Kong. The U.S. patent expires in 2010 and the other patents expire in 2011.

Contact/Contactless Data Transaction Card.	Patents granted in the United States, Israel, Australia, Hong Kong, The Netherlands, Germany, France, Italy, Spain and the United Kingdom. The Israeli patent expires in 2016 and the other patents expire in 2017.

Smart card amenable to assembly using two manufacturing stages and a method of manufacture thereof.	Patents granted in the United States and Israel. The Israeli patent expires in 2017 and the U.S. patent expires in 2018.

Contact/Contactless Smart Card having Customizable Antenna Interface	Patents granted in the United States, Hong Kong, Israel, Belgium, Germany, France, Ireland, Italy, The Netherlands, United Kingdom, Canada and Australia. These patents expire in 2018.

Technology	Status

Data transaction system for process monitoring and event tracking	Patents granted in the United States, Hong Kong, Israel, Germany, France, Italy, Spain, United Kingdom, Canada and Australia. The Israeli and the U.S. patents expire in 2018 and the other patents expire in 2019.

Contactless data transaction tag having a coil antenna mounted in association with a band	Patent granted in Israel. The patent expires in 2018.

Self-closing cap for the filling neck of a container	Patents granted in the United States, Hong Kong, Israel, Germany, France, Italy, Spain, United Kingdom and Australia. The Israeli patent expires in 2018 and the other patents expire in 2019.

System that uses contactless smart card for parking systems	Patent granted to Easy Park in Israel, Europe, South Africa, the United States, Hong Kong, France, Germany, United Kingdom, Greece, Italy, The Netherlands and Spain. Except Israel which patent expires on July 2011, the other expire on July 2012.

Tamper - Free and Frogery -Proof Passport and Methods for providing same	Patent granted to Supercom Ltd. in the U.S. The patent expires in 2024.

Smart Identification Document	Patent application was filed in Canada, the European Patent Office, Australia, Singapore, New Zealand, India, Israel, South Africa, ARIPO, EURASIA and the United States.

Apparatus and process for producing Document Core Inlays for smart cards travel documents.	PCT application for the national phase was filed during January 2006.

Multi-function contactless data transaction transponder.	PCT application filed on October 2006.

Method and apparatus for bulk testing of smart card devices.	PCT Application filed on January 2007.

Fob having a clip and method of manufacture thereof.	Patent application was filed in Israel and in South Africa as well as a PCT Application on December 2006.

Interface Card And Apparatus And Process For The Formation Thereof.	Filed for a short term patent in Hong Kong on April, 2007.

Designs

Design for unique Key Chain	Design issued in the United States on June 2007.

Smart Card Reader	Pending in Israel, filed in the U.S., Hong Kong, China, India, Singapore and Taiwan.

Trademarks

MEDISMART	Trademark granted in the United States on May 2006 and pending at the Community Trademark.

MEDISMART & DEVICE	Trademark granted in the United States on May 2006 and is pending at the European Community.

OTI	Trademarks granted in the United States, Israel and European Community.

OTI INSIGHT	Trademarks granted in the United States, Israel and European Community.

OTI INSIGHT & DEVICE	Trademarks granted in the United States, Israel and European Community.

EASY PARK	Trademarks granted in the United States, Israel and Singapore.

SCIENCE - NON FICTION	Trademarks granted in the United States, Israel and European Community.

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

        Contactless ASIC-based products and technologies. We compete with contactless ASIC-based technologies developed primarily by Philips Semiconductors, which comply with ISO 14443 and which are used by some of the largest manufacturers of smart cards, including Gemplus, Axalto and Giesecke & Devrient, and Sony’s contactless ASIC-based technology, that is not ISO compliant. Other companies offer contactless ASIC-based systems for specific applications. In addition, Orpak Industries, Ltd. and Roisman Engineering Ltd., both based in Israel, also offer gasoline management systems, which use simple ASIC-based devices powered by batteries and that are not ISO-compliant.

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

On Track Innovations

Ltd.

Israel

Easy Park Ltd.

Israel

Soft Chip Technologies

(3000) Ltd.

Israel

OTI America, Inc.

Delaware

OTI Africa, Inc.

South Africa

ASEC Spolka

Akcyjna

Poland

Easy Park Israel Ltd.

Israel

Millennium Cards

Technology Limited

Hong Kong, China

Millennium Cards

Technology Limited

Shenzhen, China

100% (2)

60% (6)

InterCard GMBH

Systemelectronic

Germany

49%(5)

100%

100%

100%(7)

100%

100%(3)

100%

Joint Venture

92.5% (1)

100%(4)

InSeal SAS

France

(1)	The remaining shares of Easy Park Ltd. are held by two investors.
(2)	Including 10% of the shares of Easy Park Israel Ltd. that we hold directly.
(3)	We acquired a 51% interest in our existing InterCard Systemelectronic and our former InterCard Kartensysteme subsidiaries in June 2000. We acquired the remaining 49% interest in these subsidiaries in January 2001. We sold InterCard Kartensysteme in October 2004.
(4)	We acquired ASEC in October 2004.
(5)	We have established the joint venture during 2005
(6)	We have established Millennium Cards Technology Limited during 2006.
(7)	We acquired InSeal SAS in May 2006.

Easy Park Ltd

        Easy Park Ltd. developed our EasyPark system. Easy Park is incorporated under the laws of the State of Israel. Each holder or holders, individually or in the aggregate, of 10.5% of Easy Park’s issued share capital may appoint one member to Easy Park’s board of directors. By reason of our ownership of 92.5% of Easy Park’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

        Our Easy Park system was selected as the national parking system for Israel.

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

OTI America, Inc.

        OTI America, Inc., our U.S. subsidiary, is headquartered in Fort Lee and incorporated in Delaware, and provides marketing and customer support services for our products in North and South America. In addition, our global marketing and strategy development is headed from OTI America.

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

Far East

        Pioneer Oriental International Ltd.

        In July 2005, we completed the acquisition of POI, a Hong Kong company, a subsidiary of POE, a Hong Kong company. POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, and also manufactures contact and contactless smart cards themselves. Pursuant to an Asset Purchase Agreement dated June 16, 2005, between us, POE, and its shareholders (together, referred to as the Sellers), as amended, the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40,441 of our ordinary shares.

        In July 2005, POI completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005 between POI and POE, POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of our ordinary shares. On September 1, 2006, we completed a structural change in the Far-East, under which the operations of POI was transferred to Millennium Card’s Technology Limited. Following the structural change, the Company has sold its shares in POI.

        e-Pilot Ltd.

        In July 2005, we completed the acquisition of a 71.5% interest in e-Pilot Ltd, a British Virgin Islands company, from three of e-Pilot’s shareholders (collectively, referred to as the e-Pilot Shareholders). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of our ordinary shares. . On September 1, 2006, we completed a structural change in the Far-East, under which the operations of e-Pilot was transferred to Millennium Card’s Technology Limited. Following the structural change, the Company has sold its shares in e-Pilot.

        Millennium Card’s Technology Limited

        On September 1, 2006, we completed a structural change in the Far-East, under which the operations of POI and of e-Pilot were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006. Following the structural change, the Company has sold its shares in POI and e-Pilot for a total consideration of $200,000 and recorded a $122,000 gain from sale of subsidiaries

InSeal SAS

        In May 2006, we completed the acquisition of all the share capital of InSeal SAS, for an aggregate of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments. InSeal SAS is a Marseille, France based company currently providing an operating system for contactless applications to a variety of customers in the payments market. InSeal’s JayCOS® is currently in use in contactless payments programs in the US.

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

        InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany.  The area is being used commercially for its manufacturing facility.

        MCT leases office space in Futian, Shenzhen with areas of 4,779 square meters and 2,732 square meters pursuant to leases that expires on August 31, 2008 and January 16, 2012 respectively. The office space is currently being used for its manufacturing facility.

        InSeal leases an aggregate of 220 square meters of office space in Marseille and Paris, France.

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

Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Payments Solutions: we offer financial institutions a cashless system and loyalty program to replace cash, which includes the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system;

—	Petroleum Systems: OTI's EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel systems; and

—	Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards.

In 2003 we introduced and began to realize revenues from EasyFuel, our contactless petroleum system, which we expect to account for an increasing proportion of our petroleum system sales. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark. We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001. We deployed our first mass transit micropayments system in China during 2000 and in the United States in 2003. In 2002, we began to realize nonrecurring engineering revenues from the PayPass™ micropayments system that we are installing for MasterCard International and we began to recognize product sale revenues from that system in 2004.

We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2004, 2005 and 2006, product sales to OEMs accounted for $8.9 million, $6.9 million and $7.8 million, respectively, of our total revenues.

We have reported net losses for each year that we have been in business. Our business tends to be seasonal, with greater sales in the third and the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2007 and we also cannot assure you that we will be profitable in either of the last two quarters of 2007, or afterwards.

Sources of Revenue

We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems. We anticipate that revenues from sales will continue to represent the substantial majority of our revenues in the future. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from non-recurring engineering, customer services and technical support. We anticipate that revenues from licensing and transaction fees will make a proportionally greater contribution to our total revenues and that revenues from sales will make a proportionally smaller contribution to our revenues in the future.

During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2004		2005		2006

Sales	$20,915	90%	$32,266	90%	$35,171	87%

Licensing and
transaction fees	2,237	10%	3,398	10%	5,382	13%

	$23,152	100%	$35,664	100%	$40,553	100%

Sales increased by $11.4 million and $2.9 million in 2005 and 2006, respectively. The increase in 2005 is mainly attributed to an increase in sales of contactless payment products and the increase in 2006 is mainly attributed to smart ID.

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

        We have historically derived revenues from different geographical areas. The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2004	$2,457	11%	$14,964	64%	$1,325	6%
2005	$3,781	11%	$9,266	26%	$5,397	15%
2006	$3,200	8%	$14,065	35%	$11,958	29%

	North, Central and South America		Israel

2004	$2,494	11%	$1,912	8%
2005	$14,123	39%	$3,097	9%
2006	$8,174	20%	$3,156	8%

We anticipate that, over time, the revenues that we derive from the Americas will grow both in absolute amounts and as a percentage of our total revenues. Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates against the U.S. dollar.

Cost of revenues and gross margin

Our cost of revenues, by revenue source, and gross profit, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2004	2005	2006

Cost of revenues
Sales	$12,799	$21,629	$21,871

Licensing and transaction fees	-	-	-

Total cost of revenues	$12,799	$21,629	$21,871

Gross profit	$10,353	$14,035	$18,682

        Sales. Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products. The increase in 2006 is primarily the result of increased sales which generated corresponding increased costs during the years covered by the table, and dueto execution of the initial stages of new projects which are characterized by lower margins in their early stages.

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2004	2005	2006

Operating expenses
Research and development	$3,544	$5,405	$7,065
Less-- participation by the Office of the Chief Scientist	394	618	--

Research and development, net	3,150	4,787	7,065
Selling and marketing	6,010	7,620	7,072
General and administrative	6,549	9,666	11,948
Amortization of intangible assets	261	700	821
Expenses relating to raising of capital, exchange of
subsidiary's employees equity interest in equity
interest of the Company and new acquisitions in the Far
East*	3,227	1,768	--
Gain from sale of subsidiary	--	(374)	(122)

Total operating expenses	19,197	24,167	26,784

Operating loss	$(8,844)	$(10,132)	$(8,102)

* Consist of internal employee costs from:
Research and development	$335	$78	$-
Selling and marketing	511	231	-
General and administrative	2,381	1,459	-
	$3,227	$1,768	$-

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in our research and development expenses in 2005 as compared to 2004 was primarily due to an increase in expenses related to salaries that resulted from an increase of 17 employees and from an increase of expenses related to options granted to employees in the amount of $0.9 million. The increase in 2006 as compared to 2005 was primarily due to a $1 million expense incurred from the adoption of SFAS No. 123R, due to the Company’s decision to cease its participation with the OCS and from increase of expenses related to salaries that resulted from an increase of 18 employees. We expect our research and development expenses to increase in the future as we continue to develop new products and new applications for our existing products and as a result of designing our own microprocessors and smart card operating system.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2005 as compared to 2004 was primarily due to an increase in expenses related to salaries that resulted mainly from an increase of $1.2 million of expenses related to options granted to employees. The decrease in 2006 as compared to 2005 was primarily due to decrease in expenses related to salaries that resulted mainly from a decrease of $1.3 million of expenses related to options granted to employees that was partially off-set by an increase of 8 employees. Due to the adoption of SFAS No. 123R the Company incurred in 2006 compensation expense of $115,000.

        We expect our selling and marketing expenses to increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and hire additional personnel.

        General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management, such as management fees and travel expenses, as well as financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses and insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted mainly from an increase of $0.6 million expenses related to options granted to employees. The increase in 2006 as compared to 2005 is primarily attributed to a $1.2 million expense incurred from the adoption of SFAS No. 123R, to the Chinese subsidiaries which were acquired during the third quarter of 2005, and to an increase in professional services. We expect that general corporate and administrative expenses will increase in the future as we continue to expand our operations.

        Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company and new acquisitions in the Far East. In 2004 these expenses consisted primarily of $1.1 million of options granted to employees of our South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to our employees and $904,000 of expenses related to the repricing of employee options. In 2005, the expenses in the amount of $1.8 million resulted from our activity in connection with the acquisitions in the Far East.

Financing income (expenses), net

        Financing income consists primarily of interest earned on our investments in U.S. treasury securities and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses. The increase in 2006 financing income as compared to 2005 was primarily due to new investments in U.S. treasury securities made through funds raised in private placements in the fourth quarter of 2005.

        Our financing income (expenses), net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2004	2005	2006

Financing income	$131	$897	$2,459
Financing expenses	(418)	(228)	(747)

Financing income (expense), net	$(287)	$669	$1,712

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill and other intangible assets and our policy with respect to stock compensation.

        Revenue recognition. We recognize product sale revenues upon delivery, provided there is persuasive evidence of an agreement and the risks and rewards of ownership have transferred to the buyer, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists. In the case of nonrecurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

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

        Goodwill and other intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using market capitalization. The test was based on the Company’s single reporting unit structure. During the years 2004, 2005 and 2006, no impairment losses were identified.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

Goodwill and other intangible assets, net, amounted to approximately $29.2 million as of December 31, 2006. If these estimates change in the future, we may be required to record impairment charges for our goodwill. As of December 31, 2006 no impairment charges were required.

Stock option plans. Prior to January 1, 2006, the Company accounted for stock based employee and directors compensation by using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, compensation cost for stock options was measured as the excess of the market price of the underlying stock on the date of grant over the exercise price and was recognized over the scheduled vesting.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS 123(R) using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). As a result of adopting SFAS 123 (R), the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the $833 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that are both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123 (R). The net effect has no change in total shareholders’ equity.

The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying stock as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying stock, commensurate with the expected life of the option, and the risk-free interest rate commensurate with the expected term of the option.

SFAS No. 123 (R) requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.

During 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price.

Recently Issued Accounting Guidance

        During June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes – as interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. FIN 48 did not have a material impact on the financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

        In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

        The SEC released SEC Staff Accounting Bulletin No. 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. The SAB requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff’s previous guidance on evaluating the materiality of errors. Registrants must adopt the dual method approach for quantifying errors in financial statements as of the beginning of the first fiscal year ending after November 15, 2006 (January 1, 2006 for calendar-year-end companies), with early adoption permitted. The adoption of the provisions of SAB No. 108 did not materially impact its financial position, results of operations or cash flows.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist. We had cash and cash equivalents of $30.0 million as of December 31, 2006 and $29.7 million as of December 31, 2005. In addition, we had short-term investments of $18.2 million (representing U.S. treasury securities) as of December 31, 2006 and $20.0 million as of December 31, 2005. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31, 2006 we used $3.5 million of cash in operating activities primarily due to our net loss of $6.6 million, $3.2 million increase in inventories, $2.4 million increase in trade receivables, $2.1 decrease in other current liabilities and due to $625,000 of minority share in loss of subsidiaries, partially offset by $3.8 million stock-based compensation related to options and shares issued to employees and others, $2.6 million increase in trade payables, $1.9 million charge for depreciation of our property and equipment, $1.1 million decrease in other receivables and prepaid expenses, $1.1 million equity in net losses of an affiliated company, $821,000 amortization of intangible assets and $796,000 increase in accrued severance pay, net. For the year ended December 31, 2005 we have used $940,000 of cash in operating activities primarily due to our net loss of $9.1 million, $1.2 million increase in other receivables and prepaid expenses, $1.1 million decrease in trade payables, $1.0 million increase in inventories as a result of anticipated higher sales in the coming quarters, $587,000 increase in trade receivables, $444,000 of extraordinary gain in business combinations and due to a $374,000 gain from sale of a subsidiary, partially offset by $9.8 million stock-based compensation related to options and shares issued to employees and others , $981,000 charge for depreciation of our property and equipment, $895,000 increase in other current liabilities, $700,000 amortization of intangible assets and $560,000 increase in accrued severance pay, net.

        Investing and financing activities. For the year ended December 31, 2006, net cash used in investing activities was $1.1 million, mainly due to a $23.6 million investment in available-for-sale securities and to $3.1 million investment in equipment purchases, partially offset by $25.4 million proceeds from maturity of available-for-sale securities and $350,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004. For the year ended December 31, 2005, net cash used in investing activities was $18.8 million, mainly due to an $17.9 million investment in available-for-sale securities, $2.4 million investment in an affiliated company in the Far-East and to $1.9 million investment in equipment purchases, partially offset by $2.4 million proceeds from maturity of available-for-sale securities and $909,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004.

        For the year ended December 31, 2006, net cash provided by financing activities was $4.9 million, mainly due to $3.2 million due to exercise of options and warrants, $1.5 million of proceeds from minority in subsidiary and $978,000 from long-term bank loans, partially offset by $570,000 repayment of long-term bank loans and by $231,000 decrease in short term credit. For the year ended December 31, 2005, net cash provided by financing activities was $25.4 million, mainly due to $20.1 million proceeds from issuance of shares and detachable warrants (net of issuance costs), and to $6.7 million due to exercise of options and warrants, partially offset by $721,000 repayment of long-term bank loans and by $630,000 decrease in short term credit.

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

Interest Rate Risks

        We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2006, we had fixed interest rate loan obligations of $2.6 million. Of this amount, $1.4 million was denominated in NIS, $1.0 million was denominated in Euro, $114,000 was denominated in South African Rand and $43,000 was denominated in Polish Zloty. These loans will be repaid during the next six years.

The carrying value of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of this devaluation will lag behind inflation in such countries. To date, we have not been materially affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, but we cannot assure you that we will not be adversely affected in the future.

        The annual rate of inflation (deflation) in Israel was (0.1%) in 2006, 2.4% in 2005 and 1.21% in 2004. The NIS devalued (depreciated) by approximately 8.2% and (6.8%) in 2006 and 2005, respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic and Inseal SAS is the Euro and of ASEC Spolka Akcyjna is the Polish Zloty and the functional currency of POI and e-Pilot is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the Euro, the Polish Zloty and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We do not expect our exposure to these fluctuations to be material.

Corporate Tax Rate

On July 25, 2005 the Knesset, the Israeli Parliament, passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005, or the Amendment. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. As of December 31, 2006, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $45 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2006, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

        Until 2005 we participated in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade (“OCS”) that support research and development activities. We received and obtained grants of $394,000 in 2004 and $618,000 in 2005 from OCS. Under the terms of these grants, a royalty of 3% to 3.5% of the sales of products must be paid to the OCS, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid. In 2006 we decided to cease our participation with the OCS.

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2006, we have received a total of $5.3 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future. Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Discussed above in "Item 5.A. Overview."

D.	TREND INFORMATION

        Discussed above in "Item 5.A. Overview."

E.	OFF BALANCE SHEET ARRANGEMENTS

        None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2006, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows: (in thousands)

	2007	2008	2009	2010	2011 and thereafter	Total

Operating lease obligations	$903	$749	$481	$149	$149	$2,431
Long-term debt obligations	$461	$449	$470	$381	$817	$2,578
Total	$1,364	$1,198	$951	$530	$966	$5,009

We shall also pay royalties to the Office of the Chief Scientist as discussed above in B, Liquidity and Capital Resources.

For additional information on our contractual obligations as of December 31, 2006, under long-term bank loans and operating leases, see Notes 8 and 9 to our consolidated financial statements. For a description of liens on our assets see Note 9C to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Management

        The following table sets forth certain information concerning our current directors and executive officers, including officers of certain of our subsidiaries:

Name	Age	Position

Oded Bashan (1)	60	President, Chief Executive Officer, Chairman and Director
Ronnie Gilboa	50	Vice President--Projects and Director
Guy Shafran	35	Chief Financial Officer
Moshe Aduk	50	Vice President--Gasoline Management System
Nehemya Itay	57	Vice President--Hardware Engineering
Ohad Bashan	36	Chief Marketing Officer;
		Chief Executive Officer, OTI America, Inc., and Director
Eliezr Manor (1)(2)(3)	59	Director
Ora Setter (1)(2)(3)	56	Director
Eli Akavia (1)(2)	59	Director
Shlomo Tussia-Cohen (1)(2)(3)	35	Director

(1) Compensation committee member
(2) Audit committee member
(3) External director

        Oded Bashan co-founded the Company in 1990 and has continued to serve as our President, Chief Executive Officer and Chairman since that time. Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990. Mr. Bashan is Chairman of OTI America, Inc., OTI Africa Ltd., SoftChip Technologies (3000) Ltd., Easy Park Ltd. and Easy Park Israel Ltd. and a director of ASEC, Millennium Card’s Technology Ltd., and Z.H.R. Industrial Park Company Ltd. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion. He is currently a member of the trustee committee of the Tel-Chai College and a member of the consulting committee for the Executive MBA program at Bar Ilan University. Mr. Bashan holds both a B.Sc and an M.Sc in economics and business management from the Hebrew University of Jerusalem.

        Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date has served as our Vice President-Projects. He serves on the board of directors of OTI America, Inc., ASEC S.A, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd. and Softchip Technologies (3000) Ltd. Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990. Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).

        Guy Shafran serves as our Chief Financial Officer, having served in that position since June 2000, and has served as a director of Easy Park Ltd. since June 2000 and as a director of Easy Park (Israel) Ltd. since March 2002. Since 2005 Mr. Shafran also serves as the President and Chairman of Millennium Card’s Technology Ltd. Mr. Shafran is a director in Easy Park Ltd., and Millennium Card’s Technology Ltd. Prior to joining us, Mr. Shafran was chief financial officer at the Israel Cold Storage and Supply Company Ltd., an Israeli public company engaged in the distribution of soft drinks and cold storage, from June 1996 to March 2000. From July 1995 to February 1996, Mr. Shafran was assistant to the chairman of the Baran Group Ltd., an Israeli engineering company. Mr. Shafran holds a B.A. in economics with a specialization in business administration from Ben Gurion University, Beer Sheba, and a MEI Graduate Degree in Management specializing in International Management and Entrepreneurship from Swinburne University of Technology.

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

        Ohad Bashan has served as Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development since June 2000. Mr. Bashan also serves as Chief Executive Officer and a director of OTI America, Inc., since 1998, and as a director of our board, and Millennium Card’s Technology Ltd. since 2005. From 1996 to August 1998, he was our business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

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

        Ora Setter (PhD) serves as a director, having served in that position since August 2006. Until recently the CEO and Academic Director of Lahav – Executive Education Center in Tel Aviv University. Lecturer at the Recanati Business School and at the department of Labor Studies, Tel Aviv University, and in other academic institutions. Dr. Setter is a consultant to many leading companies in Israel, focusing on Organizational Development and business, and specializing on Knowledge Management and implementation of KM systems, and in building and organizing training programs for organizations. She is also a well known lecturer and writer. In the past Dr. Setter was the entrepreneur and Managing Director of Book A la Carte – as start up company dealing with publishing books through the Internet. Dr Setter’s areas of teaching and research include Psychological Contracts in organizations, Leadership, Organizational Diagnosis & Development, Real and Virtual Team Building, Organizational Politics and Power and Career Dynamics. Dr. Setter serves in the board of several organizations – business companies and NGO’s. She is the organizing force and leader of the “Women promoting women” network in Israel, including most of the women leaders in business, academia, public sector and NGO’s. Recently Dr. Setter is completing her second Masters Degree in South Asian Studies in Tel Aviv University, and is involved with several ventures as a partner and business consultant.

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

Executive Compensation

        The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” in the year ended December 31, 2006 was $1,530,000. This amount includes approximately $280,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

        Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board. Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors. The aggregate amount paid by us and our subsidiaries to our non-executive directors listed above under “Management,” in the year ended December 31, 2006 was $57,000.

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

        Agreement with Oded Bashan. The employment agreement of Oded Bashan, dated July 1, 2004, as was amended on our shareholders meetings dated June 3, 2005 and August 24, 2006 provides for a five-year term ending on June 30, 2009. Mr. Bashan may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, Mr. Bashan is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. In the event we terminate his employment prior to June 30, 2009, unless the termination occurred as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings, we are required to continue paying Mr. Bashan a monthly salary, including benefits but excluding bonuses, until June 30, 2009, and in any event, for a period that shall not be less than six months following the notice period described above. In addition to the salary, contributions and bonus described above, Mr. Bashan is entitled under his contract of employment to an additional bonus of $15,000 for every one percent increase in our average share price quoted for the last two months of any year over the average share price quoted for the last two months of the preceding year.

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

        Agreement with Guy Shafran.  The employment agreement of Guy Shafran, dated January 1, 2006, provides for a three-year term ended on December 31, 2009, with an option for additional two years and is automatically extended unless terminated as described below.  In the event of termination, Mr. Shafran is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment in OTI or one of its subsidiaries.  Mr. Shafran is expected to work in Hong-Kong for three years with option for an additional two years and in the event that the employment abroad or in connection to it will be terminated before such period, Mr. Shafran will be paid in full and will be entitled to all terms as if such a termination did not exist. Mr. Shafran may terminate his employment on six months notice, and we may terminate his employment for reasonable or justifiable cause on one year notice.  In the event of termination of employment, unless the termination occurred as a result of circumstances depriving Mr. Shafran of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, Mr. Shafran shall be entitled to additional six months severance payments with full terms and benefits.

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

        Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan with OTI America, Inc., dated October 6, 2005, was approved by OTI America, OTI and our General Meeting of shareholders on November 12, 2005. Mr. Bashan may terminate his employment on six months notice and we may terminate his employment on six months notice.  In the event we terminate his employment, Mr. Bashan shall be entitled to six months severance payments with full terms and benefits, and shall be entitled to severance payment in an amount equal to two monthly salaries for each year Mr. Bashan was employed with the Company or OTI America, in addition to all benefits and salary Mr. Bashan is entitled to during the six month period. In the event that the notice of termination is within the school year of Mr. Bashan’s children, Mr. Bashan will be entitled to full compensation until the end of such school year, provided, however, that such year started on or before the notice of termination.  In addition to his monthly salary, Mr. Bashan shall be entitled to receive a special annual bonus of 0.5% of the annual sales in the Americas markets. The bonus will be paid during the month of April of the following year of the actual sales, as recognized in OTI’s financial statements.    In addition, OTI America has the right to assign Mr. Bashan’s employment agreement to us, and require Mr. Bashan to relocate to Israel.

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

        Under the new Israeli Companies Law, which took effect on February 1, 2000 (the “Companies Law”), the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. On August 24, 2006 our shareholders authorized our CEO, Oded Bashan, to act as our chairman for an additional three-year period, after such date, we plan to recommend to our shareholders to authorize Mr. Bashan to act as our CEO for an additional 3-year period

        Our board of directors appoints our chief executive officer. Each of our executive officers serves at the discretion of the board of directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal. Except for Ohad Bashan, our Chief Marketing Officer, and President and Chief Executive Officer of OTI America, who is the son of Oded Bashan, our co-founder and chairman of our board of directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

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

        The initial term of an external director is three years and under new legislation that apply to Israeli companies whose shares that have been offered to the public outside of Israel or traded on a stock exchange outside of Israel, may be extended for consecutive additional three year periods (unlike other public companies, in which only one additional three year period is allowed). External directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

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

        In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of the NASDAQ Global Market listing requirements. Our directors Shlomo Toussia-Cohen, Eliezer Manor and Ora Setter, qualify as external directors under the Companies Law and independent directors under the NASDAQ Global Market listing requirements. In addition, our director Eli Akavia, CPA, qualifies as an independent director under the NASDAQ Global Market listing requirements.

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

        The current members of our Steering Committee are our CFO, Controller, General Counsel and in addition Oded Bashan and Eli Akavia.

Audit Committee

        Our board of directors established our audit committee in July 1999. The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors. The audit committee’s responsibilities are governed by a written charter. The responsibilities of the audit committee include appointing our independent registered public accounting firm (subject to the shareholders approval under the Companies Law) and identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses. The audit committee’s responsibilities also include approving related party transactions as required by the Companies Law. Neither the chairman of the board of directors, nor any director employed by or otherwise providing services on a regular basis to us, a controlling shareholder, or relative of a controlling shareholder may be a member of the audit committee. The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted. In addition, pursuant to the listing requirements of the NASDAQ Global Market, we are required to maintain an audit committee including at least three independent directors. In accordance with the provisions of the Sarbanes-Oxley Act, our Audit Committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

        The current members of our audit committee are Shlomo Toussia-Cohen, Ora Setter, Eliezer Manor and Eli Akavia, all of which are “independent directors.” Eli Akavia is the Audit Committee’s Chairman, and our board has determined that he is an “Audit Committee Financial Expert.”

Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor that is recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or the independent accountant’s representative. The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager. During 2006, our audit committee recommended and our board of directors appointed Rosenblum Holzman & Co., as our internal auditors.

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

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and undertakings to indemnify or insure an office holder who is not a director require both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval. Under NASDAQ Rule 4350(c)(3)(A), compensation of the Chief Executive Officer must be determined, or recommended to the Board for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. The Chief Executive Officer may not be present during voting or deliberations. Under NASDAQ Rule 4350(c)(3)(B) compensation of all executive officers, except the Chief Executive Officer, must be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

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

D.	EMPLOYEES

        The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2004	2005	2006

Sales and marketing	25	31	39
Research and development and engineering	59	86	103
Manufacturing and operations	64	361	301
Customer support	9	21	20
Management and administration	61	127	125

Total	218	625	588

        The decrease in the number of our employees in 2006 compared to 2005 was mainly in manufacturing and operation in the Far East. Of our employees, on December 31, 2006, 133 were based in Israel, 13 in the United States, 100 in Europe, 29 in South Africa and 313 in the Far East.

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

        The following table sets forth certain information as of June 20, 2007 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	5,297,315	27.5%
Ronnie Gilboa	152,089	***
Guy Shafran (2)	86,998	***
Moshe Aduk (3)	179,487	***
Nehemya Itay (4)	189,689	***
Ohad Bashan	203,997	1.06%
Shlomo Tussia-Cohen (5)	40,000	***
Eliezer Manor (6)	78,500	***
Ora Setter	-----	***
Eli Akavia (7)	65,000	***
All executive officers and directors as a group	6,293,075	32.7%

*** Less than 1%

(1)	Includes 677,803 ordinary shares held by Mr. Bashan. Also includes 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 4,612,050 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	Includes 38,498 ordinary shares held by Mr. Shafran. Also includes options held by Mr. Shafran to purchase 48,500 ordinary shares.

(3)	Includes 149,487 ordinary shares held by Mr. Aduk. Also includes options held by Mr. Aduk to purchase 30,000 ordinary shares.

(4)	Includes 154,689 ordinary shares held by Mr. Itay. Also includes options held by Mr. Itay to purchase 35,000 ordinary shares.

(5)	Consists of options held by Mr. Tussia-Cohen to purchase 40,000 ordinary shares.

(6)	Consists of options held by Mr. Manor to purchase 78,500 ordinary shares.

(7)	Consists of options held by Mr. Akavia to purchase 65,000 ordinary shares.

Share Option Plans

        The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please see Note 10 to our consolidated financial statements. Under Israeli law, except for issuances of options to directors, or members of their families, adoption of share option plans and revisions to these plans are not subject to shareholder approval. Under Nasdaq rules, however, absent an exemption, most new share option plans and material revisions are subject to shareholders approval.

2006 Alternative Option Exercise Mechanism

        On April 11, 2006, we offered to each of its and its subsidiaries’ employees, and its directors and office holders (other than “External Directors”, as such term is defined in the Israeli Companies Law of 1999) who held outstanding vested and unvested options to purchase an aggregate of 4,485,017 of its ordinary shares, which were issued pursuant to the terms of the our 2001 Share Option Plan, as amended, to replace all of his or her outstanding vested and unvested options into a new number of ordinary shares, with the same fair values, as determined using the Black-Scholes pricing model, and the same vesting schedules . Our Board of Directors approved the Alternative Option Exercise Mechanism (“AOEM”), on February 12, 2006. Further, our shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006. As a result of the AOEM, we issued a total of 2,437,075 ordinary shares in exchange for options to acquire a total of 3,737,369 ordinary shares. A holder of options who did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continue to apply and such options are exercisable in accordance with their terms. In accordance with SFAS 123 (R) we consider the AOEM as a short-term inducement. Since the fair market value of the Company’s ordinary shares newly issued to each employee equals the fair value of the options replaced from him/her, no incremental compensation cost was recognized pursuant to the AOEM.

2001 Share Option Plan

        We established our 2001 Share Option Plan in February 2001. The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates. Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance. On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004, on March 25, 2005, and on September 25, 2005, our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 9,675,000 so that the aggregate number of options available under the plan is now 9,750,000. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders’ approval. Under this plan, as of June 20, 2007, 4,040,303 options had been exercised and 1,919,528 are outstanding and exercisable. Of the options that are outstanding, as of June 20, 2007, 297,000 are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $6.22.

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

        In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, or the Ordinance, grantees subject to taxation by the State of Israel that receive options under the 2001 Share Option Plan (excluding grantees who previously received options that were incorporated upon the commencement of Amendment No. 132 of the Income Tax ordinance, or the Tax Reform, that was approved on July 24, 2002 and became effective on January 1, 2003, and those who are not employees or office holders and those who are our controlling shareholders) are afforded certain tax benefits. We elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the Israeli employees who is granted options. Each such option, and any ordinary shares acquired upon the exercise of such option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. In the capital gains alternative a company may not recognize expenses pertaining to the options for tax purposes. We also granted our Israeli employees options pursuant to Section 102(c) of the Ordinance that are not held in trust by a trustee, which while enabling the immediate exercising and selling of options granted under the 2001 Share Option Plan, will be subject to the marginal tax rate up to 50% plus payments to the National Insurance Institute and health tax on the date of the sale of the shares or options. As of January 1, 2003, Section 3(i) of the Ordinance was partially replaced by Section 102(c) and no longer applies to allocations of options to Israeli employees (including directors and office holders). Section 3(i) still applies and imposes taxes on individuals and entities subject to taxation in Israel who are not employees (such as consultants and service providers) and to employees who are considered “controlling shareholders.”

1995 Share Option Plan

        1995 Share Option Plan in December 1995. The plan provides for the grant of options to our employees. Our 1995 Share Option Plan has been superseded by our 2001 Share Option Plan and we have ceased to grant options under our 1995 Share Option Plan. On July 12, 2002 our board of directors adopted certain resolutions with regard to the 1995 Share Option Plan that increased the number of available options under the plan by 30,300 so that the aggregate number of options available under this plan is 130,300. Under this plan, 79,007 options to purchase shares had been exercised and none of the options are outstanding.

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

        Our 1995 Share Option Plan is subject to the same provisions of the Israeli Income Tax Ordinance as our 2001 Share Option Plan

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

        The following table provides summary information regarding the beneficial ownership by the following persons of our outstanding ordinary shares as of June 20, 2007, or another date, if so provided:

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

The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of June 20, 2007 Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table reflects a total of 19,238,938 ordinary shares outstanding as of June 20, 2007. Unless otherwise indicated below, the address of each director, executive officer or listed shareholder is care of On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	5,297,315	27.5%
All executive officers and directors as a group	6,293,075	32.7%
Palo Alto Investors (2)	2,530,408	13.15%
SuperCom Ltd. (3)	2,827,200	14.7%

(1)	Includes 677,803 ordinary shares held by Mr. Bashan. Also includes 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 4,612,050 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	This information is as of December 31, 2006 and is based solely on a Schedule 13G filed with the SEC on February 14, 2007 by Palo Alto Investors. Based on the information provided in such Schedule 13G, the relevant members of the filing group are: Palo Alto Investors, LLC, Palo Alto Investors, William Leland Edwards, Micro Cap Partners, L.P. and Palo Alto Global Energy Fund, L.P. and the address of such entities is: 470 University Avenue, Palo Alto, CA 94301. Based solely upon the information in such Schedule 13G, the named entites and individuals have shared voting and dispositive power over 2,530,408 shares, 2,530,408 shares, 2,530,408 shares, 1,404,960 shares and 0 shares, respectively.

(3)	This information is as of December 31, 2006 and is based solely on a Schedule 13G filed with the SEC on January 29, 2007, by SuperCom Ltd. Based on the information provided in such Schedule 13G, the address of SuperCom Ltd. is: Sagid House “Hasharon Industrial Park” P.O.B 5039 Qadima 60920 Israel. SuperCom reports shared voting power over 2,827,200 shares.

Significant Changes in the Ownership of Major Shareholders.

        On November 1, 2005 we completed an approximately $22.2 million private placement, or the Private Placement, of new equity financing with institutional investors from the US, Switzerland and England. The transaction involved the sale of 1,828,026 units, of which (i) 1,544,568 consist of one ordinary share and a warrant to purchase three-fifths (3/5) of an ordinary share and (ii) 283,458 consist of one ordinary share and a warrant to purchase one-half (1/2) of an ordinary share. The purchase price for each of the 1,828,026 units was $12.15 per unit, which equaled the average closing price of our ordinary shares on the NASDAQ Global Market during the last five trading days before pricing.

        The 1,196,431 warrants, which are exercisable since May 1, 2006, are for the purchase of an aggregate of up to 1,068,470 ordinary shares, they have terms of five years and an exercise price of $14.58 per share, and may be redeemed by OTI after two years if the market price of the underlying ordinary shares reaches $26.25 and certain other conditions are met.

        On December 31, 2006, pursuant to an asset purchase agreement dated as of November 7, 2006 between the Company and SuperCom Ltd., an Israeli corporation (“SuperCom”), we completed the acquisition of the main assets of SuperCom, including the International Project Solution (“IPS”) division of SuperCom. The acquisition provides us with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery. The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of our ordinary shares. The 2,827,200 ordinary shares issued to SuperCom are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, i.e., December 31, 2006, for an aggregate period of eighteen months. SuperCom executed an irrevocable proxy appointing the our Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to SuperCom in connection with the transaction.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 20, 2007, there were 109 holders of record of our ordinary shares, of which 19 record holders holding approximately 2% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 67% of our outstanding ordinary shares as of said date).

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

Agreement with HolyTech Ltd.

        In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services, Mrs. Gilboa provides sales operation services and a number of other shareholders of HolyTech, who are also our employees, provide engineering and warehouse services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $44,000 in 2004, $45,000 in 2005 and $68,000 in 2006. On August 25, 2000, our audit committee reviewed and reapproved the terms of this agreement.

Agreements with Directors and Officers

We have entered into employment agreements with all of our officers. In addition, we have granted options to purchase our ordinary shares to our officers and directors. On January 31, 2003 the shareholders of OTI approved a bonus plan for our senior management and on July 11, 2003 our general meeting of shareholders approved a plan to issue options to our non-executive directors.

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

        On September 3, 2003, Edi Wuhl, a former employee of the Company, filed a suit against the Company to the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $900). The suit is based on Mr. Wuhl’s claims that the Company has breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. During 2006 the proof hiring took place. The Company should file its closing arguments. In the opinion of the Company, based on advice of its legal advisor, the plaintiff’s chances of prevailing against the Company are remote. No provision in respect thereof has been included in the financial statements.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2006.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange since August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Following the approval of our General shareholders’ meeting, our Board of Directors applied for the delisting of our shares from the Frankfurt Stock Exchange, which has been approved. The last day of trading of our ordinary shares on Frankfurt Stock Exchange was December 20, 2005. Our shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Marker, then known as the NASDAQ National Market, and our shares commenced trading on NASDAQ Global Market on December 20, 2004.

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in Euros giving effect to the reverse split as reported on the Neuer Market of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since November 2002 until December 2004, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ SmallCap, and for the periods indicated since December 2004, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ Global Market.

	Frankfurt Stock Exchange (1)(3) per Share €		Frankfurt Stock Exchange (1)(3) per Share $		Nasdaq Global Market (2) per Share $
	High	Low	High	Low	High	Low

Year
2002	14.5	3.5	12.8	3.5	8.10	4.65
2003	9.7	3.0	12.1	3.2	13.80	3.20
2004	11.5	5.3	14.5	6.5	14.74	6.46
2005	13.0	8	16.1	10.4	13.80	10.3
2006	--	--	--	--	17.23	6.16

2005
First quarter	11.0	8.0	14.6	10.5	14.64	10.30
Second quarter	11.5	8.4	14.9	10.4	15.35	10.95
Third quarter	13.0	9.1	16.1	11.1	15.27	11.15
Fourth quarter	11.5	9.6	13.6	11.4	13.80	11.62
2006
First quarter	--	--	--	--	17.23	12.55
Second quarter	--	--	--	--	13.55	9.01
Third quarter	--	--	--	--	11.78	7.23
Fourth quarter	--	--	--	--	7.91	6.16
2007
First quarter	--	--	--	--	7.36	6.05

Month
November 2006	11.5	10.3	13.5	12.1	7.38	6.16
December 2006	11.3	10.4	13.4	12.3	6.91	6.42
January 2007	--	--	--	--	7.29	6.17
February 2007	--	--	--	--	6.93	6.05
March 2007	--	--	--	--	7.36	6.47
April 2007	--	--	--	--	8.43	6.85
May 2007	--	--	--	--	8.15	7.2

(1)	Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003, after which, until December 20, 2005, the shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, shares prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2)	Our ordinary shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Market, and our ordinary shares commenced trading on the Global Market on December 20, 2004.

(3)	Until December 20, 2005

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

        Our ordinary shares are traded publicly on the NASDAQ Global Market under the symbol “OTIV” since December 20, 2004, and were traded on the NASDAQ Small Cap Market from November 12, 2002 until December 20, 2004. Until December 20, 2005, our ordinary shares were traded publicly on the Prime Standard Market of the Frankfurt Stock Exchange under the symbol “OT5.”

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

Description of Shares

        Our authorized share capital consists of 50,000,000 ordinary shares, NIS 0.1 nominal value.

        The following table sets out changes in our authorized share capital that occurred during the last three years:

Date	Nature of Action	State of Authorized Share Capital After the Action

April 6, 2004	Increase in share capital by additional 20,000,000 shares	NIS 3,000,000 divided into 30,000,000 ordinary shares of nominal value NIS 0.1.

August 24, 2006	Increase in share capital by additional 20,000,000 shares	NIS 5,000,000 divided into 50,000,000 ordinary shares of nominal value NIS 0.1.

Description of Ordinary Shares

As of June 20, 2007, our authorized share capital consists of 50,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 19,238,938 were issued and outstanding.

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

        Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least thirty six months after their election except for Mr. Oded Bashan and Mr. Ronnie Gilboa who may not be replaced or removed unless by an affirmative vote of 75% of the Company’s shareholders entitled to vote and voting in person or by proxy at a general meeting of shareholders. Incumbent directors may be reelected at that meeting. Under the new Israeli Companies Law, which took effect on February 1, 2000, the chief executive officer of a public company may not serve as a chairman of the board of directors unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. As a result, on July 11, 2003 and on August 24, 2006, our shareholders authorized our CEO, Oded Bashan, to act as our chairman, each time for an additional three-year period.

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

        The 2005 financing

        See Item 7.A above, part titled ‘Significant Changes in the Ownership of Major Shareholders’.

        SuperCom Transaction

        On December 31, 2006, pursuant to an asset purchase agreement (“the Agreement”) dated as of November 7, 2006 between the Company and SuperCom Ltd., an Israeli corporation (“SuperCom”), the Company completed the acquisition of the main assets of SuperCom, including the International Project Solution (“IPS”) division of SuperCom. SuperCom is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides the Company with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

        The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to SuperCom are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. SuperCom executed an irrevocable proxy appointing the Company’s Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to SuperCom in connection with the transaction.

        The parties also entered into a service and supply agreement giving SuperCom a license to use applicable SuperCom intellectual property transferred to the Company for the duration of certain existing contracts and projects.

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

        Capital Gains Tax on Sales of Our Ordinary Shares Effective January 1, 2003. Israeli tax payers who are not subject to the Inflationary Adjustments Law or are not entitle to maintain books in foreign currency shall be subject to 15% tax on the real capital gain in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above calculation create a loss; such loss can only be offset against capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale. However, such Israeli tax payers shall be subject to 25% tax on the real capital gain in the case that they deduct interest expenses and linkage differences.

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

Material United States Federal Income Consequences

        The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by United States holders (as defined below). This summary is based upon the United States Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices, all of which are subject to change, possibly with retroactive effect or different interpretations. We have not sought any ruling from the United States Internal Revenue Service, or the IRS, with respect to the matters discussed below, and we cannot provide any assurance that the IRS or a court will agree with our conclusions. The discussion below assumes that you will hold the ordinary shares as capital assets.

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

        This discussion is not a comprehensive description of all of the tax consequences that may be relevant to United States holders of ordinary shares, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares. In particular, this discussion does not address your tax treatment if you are subject to special tax rules under United States federal income tax law, for example, if you are:

—	a bank, insurance company or other financial institution, or "financial services entity",

—	a regulated investment company, real estate investment trust or grantor trust,

—	a broker or dealer in securities or foreign currency,

—	a person who has a functional currency other than the United States dollar,

—	a United States holder who acquires ordinary shares in connection with employment or other performance of services, or who acquires ordinary shares in the form of bonus shares from us,

—	a United States holder subject to the alternative minimum tax,

—	a United States holder who owns, or is deemed to own, at least 10% or more, by voting power or value, of our shares,

—	a United States holder who owns ordinary shares as part of a hedge or as part of a hedging transaction straddle, conversion transaction, constructive sale transaction or other risk-reduction transaction for United States federal income tax purposes,

—	a tax-exempt entity,

—	a person who owns ordinary shares through a partnership or other fiscally transparent entity, or

—	a United States holder that expatriates out of the United States, or a former long-term resident of the United States.

        Further, this description does not address any United States federal estate and gift tax consequences, nor any state, local or foreign tax consequences relating to the acquisition, ownership and disposition of our ordinary shares.

        For purposes of this discussion, you are a United States holder if you are:

    (i)        an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under United States federal income tax laws,

    (ii)        a corporation (or other entity treated as a corporation for United States federal tax purposes), or a partnership (other than a partnership that is not treated as a US person under any applicable Treasury Regulations), created or organized in or under the laws of the United States, any of its states or the District of Columbia,

    (iii)        an estate the income of which is subject to US federal income taxation regardless of its source,

    (iv)        a trust if a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more US persons have the authority to control all substantial decisions of the trust, or a trust that has valid election in effect to be treated as a U.S. person, or

    (v)        any person otherwise subject to United States federal income tax on a net income basis in respect of ordinary shares, if such status as a United States holder is not overridden pursuant to the provisions of an applicable tax treaty.

Distributions on Ordinary Shares

        We do not at this time anticipate paying any dividends. But, if we do distribute property to you in the future, then subject to the discussion below under “Passive Foreign Investment Company Considerations,” the following rules regarding distributions will generally apply.

        Distributions you receive from us with respect to your ordinary shares, including any related tax withheld by Israel, will constitute dividends for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined for US federal income tax purposes. To the extent that a distribution exceeds our available earnings and profits, it will be treated as a nontaxable return of capital to the extent of your adjusted tax basis in the ordinary shares (reducing such adjusted tax basis dollar for dollar), and thereafter as capital gain.

        Dividends you receive generally will be treated as foreign source dividend income and will not be eligible for the dividends-received deduction allowed to corporate shareholders under the Internal Revenue Code.

        For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after December 31, 2008, “qualified dividend income” will generally be subject to a maximum U.S. federal income tax rate of 15% for non-corporate United States holders. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation”. A “qualified foreign corporation” is a corporation that: (i) is entitled to the benefits of a comprehensive tax treaty with the United States (which includes an exchange of information program), or (ii) is readily tradeable on an established securities market in the United States. However, dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in a prior year, as passive foreign investment company, or PFIC (described below under ““Passive Foreign Investment Company Considerations.”). The IRS has stated that the Israel/U.S. Tax Treaty satisfies the requirement and we believe that we are eligible for the benefits of that treaty. Additionally, because our shares trade on the NASDAQ Global Market, any dividends we pay on shares traded on the NASDAQ Global Market during that period should generally constitute “qualified dividend income”, unless, in the year we pay a dividend or in the prior year, we are a PFIC. If we are not a PFIC in the year the dividend is paid or in a prior year, dividend distributions with respect to our ordinary shares should be treated as qualified dividend income, subject to the United States holder satisfying holding period and other requirements described below. A United States holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

        Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 31 day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Sale, Exchange, or Other Taxable Disposition of Our Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the following rules will generally apply to the sale, exchange or other disposition of our ordinary shares by a US holder.

        In general, a US holder will recognize gain or loss upon the sale, exchange or other disposition of an ordinary share equal to his amount realized in the disposition less the adjusted income tax basis in the ordinary share. A United States holder’s initial income tax basis in any ordinary shares, will be the U.S. dollar amount paid for the ordinary shares, or the U.S. dollar equivalent of the fair market value of any property, including foreign currency, you exchanged for the ordinary shares as of the date of exchange. The amount realized is the amount of cash and the fair market value of property received, including or the United States dollar value on the date of the disposition of the amount realized in Israeli Shekels.

        Gain or loss recognized upon the sale, exchange or other disposition of an ordinary share will generally be capital gain or loss, and will generally be long-term capital gain or loss if the holding period in the disposed of ordinary shares exceeds one year. Special rates of tax apply to long-term capital gains recognized by non-corporate US holders. Under most circumstances, the gain or loss will be treated as United States source income for United States foreign tax credit purposes. However, Treasury Regulations generally require a loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within a 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of the loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Company Considerations

        Special US federal income tax rules apply to a US holder who owns shares of a corporation that was at any time during the US holder’s holding period a passive foreign investment company, or a PFIC. A non-United States corporation will be classified as a PFIC for US federal income tax purposes in any taxable year in which, after applying look-through rules for lower tier affiliates, either (1) at least 75% of its gross income (including the pro-rata share of gross income of any U.S. or foreign company which such United States corporation owns (or is considered to own), 25% or more of the shares by value) is “passive income,” or (2) at least 50% of the gross value of its assets (including the pro-rata share of the assets of any U.S. or foreign company which the non-United States corporation owns (or is considered to own) 25% or more of the shares by value) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

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

Backup Withholding and Information Reporting

        If you hold ordinary shares, you may be subject to information reporting and backup withholding of US federal income tax with respect to cash payments in respect of dividends or the gross proceeds from dispositions. The backup withholding rate is currently 28%. However, you will not be subject to backup withholding if you properly execute, under penalties of perjury, an IRS Form W-9 or a substantially similar form in which you provide your correct taxpayer identification number, certify that it is correct, certify that you are a US person, and certify as to one of the following conditions: (1) you are not subject to backup withholding because you are a corporation or come within another enumerated exempt category, (2) you have not been notified by the IRS that you are subject to backup withholding, or (3) you have been notified by the IRS that you are no longer subject to backup withholding. Backup withholding will not apply with respect to payments made to certain exempted participants, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liabilities of a United States holder, provided that the required information is timely furnished to the IRS.

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

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        For disclosure regarding our market risk exposure, see “Item 5.  Operating and Financial Review and Prospects” above.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        Disclosure controls and procedures

        Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

Management’s annual report on internal control over financial reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting policies and procedures are designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of the financial reporting and preparation of the financial statements for the external reporting purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

        Pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report on internal control over financial reporting as of December 31, 2006, this annual report on Form 20-F does not include an audit report by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting and management’s assessment of internal control over financial reporting was not subject to auditor attestation as of December 31, 2006.

        Changes in internal control over financial reporting

        There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Eli Akavia, a member of its audit committee, is an audit committee financial expert, as defined in Item 401 of Regulation S-K. Mr. Akavia qualifies as an “independent director” under the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics that applies to our directors, executive and financial officers and all of our employees. The Code of Business Conduct and Ethics is publicly available on our website at www.otiglobal.com and we will provide persons with a written copy upon written request made to. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

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

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by KPMG International for the years ended December 31:

	2006	2005
	(in thousands)

Audit fees (1)	$358	$315

Audit-related fees (2)	$--	$--

Tax fees (3)	$62	$106

All other fees (4)	$146	$158

	$566	$579

        (1) The audit fees for the years ended December 31, 2006 and 2005, are the aggregate fees billed (for the year) for the professional services rendered for the audits of our 2006 and 2005 annual consolidated financial statements, review of consolidated quarterly financial statements of 2006 and 2005, statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

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

        (4) All other fees are the aggregate fees billed (in the year) for professional services mainly in connection with the due diligence concerning the acquisition of e-Pilot and POI, and compliance with Sarbanes-Oxley Act requirements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss	F-6
Consolidated Statements of Cash Flows	F-7-F-8
Notes to the Consolidated Financial Statements	F-9-F-40

ITEM 19.	EXHIBITS

Exhibit No.	Description

1	Articles of Association, as amended and restated on October 2006 (Filed herewith)

2	Specimen share certificate (1).

4.1	Original Section 102 Share Option Plan of the Registrant.(2)

4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(1)

4.3	2001 Employee Share Purchase Plan of the Registrant.(1)

4.4	2001 Share Option Plan of the Registrant.(1)

4.5	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)

4.6	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(1)

4.7	Irrevocable Proxy, dated as of June 27, 2003, for the benefit of Oded Bashan. (3)

4.8	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of April 29, 2004, incorporated by reference to the Company's 6-K form furnished to the SEC on April 29, 2004.

4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005, incorporated by reference to the Company's 6-K form furnished to the SEC on November 8, 2005.

8	List of subsidiaries (Filed herewith).

12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

15	Consent of Independent Registered Public Accounting Firm

(1)	Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form F-1, filed on September 12, 2003.

On Track Innovations Ltd.
and Subsidiaries

Consolidated Financial Statements
December 31, 2006

On Track Innovations Ltd.
and subsidiaries

Consolidated Financial Statements as of December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. and subsidiaries (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in the Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/S/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 29, 2007

On Track Innovations Ltd.
and subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31,	December 31,
	2005	2006

Assets

Current assets
Cash and cash equivalents	$29,657	$30,049
Short-term investments	20,004	18,232
Trade receivables (net of allowance for doubtful
accounts of $ 785 and $ 234 as of December 31, 2005
and 2006, respectively)	8,350	10,155
Other receivables and prepaid expenses	3,156	2,109
Inventories	6,747	10,344

Total current assets	67,914	70,889

Severance pay deposits fund	583	1,087

Long-term receivables	878	1,043

Investment in an affiliated company	2,607	1,627

Property, plant and equipment, net	7,009	13,318

Intangible assets, net	1,921	5,823

Goodwill	4,146	23,387

Total assets	$85,058	$117,174

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31,	December 31,
	2005	2006

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$760	$498
Trade payables	4,245	6,869
Other current liabilities	5,771	3,331

Total current liabilities	10,776	10,698

Long-Term Liabilities
Long-term loans, net of current maturities	1,535	2,117
Accrued severance pay	1,909	3,209
Deferred tax liabilities	293	992

Total long-term liabilities	3,737	6,318

Total liabilities	14,513	17,016

Commitments and Contingencies

Minority interests	310	1,004

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized - 30,000,000 and 50,000,000 shares as of December 31, 2005 and 2006, respectively;
issued 11,932,074 and 18,592,880 shares
as of December 31, 2005 and 2006, respectively; Outstanding
11,932,074 and 18,243,539 shares as of December 31, 2005 and 2006,
respectively	274	431
Additional paid-in capital	128,761	163,102
Deferred compensation	(833)	-
Accumulated other comprehensive income	232	424
Accumulated deficit	(58,199)	(64,803)

Total shareholder's equity	70,235	99,154

Total liabilities and shareholders' equity	$85,058	$117,174

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and subsidiaries

Consolidated Statements of Operations

US dollars in thousands except share and per share data

	Year ended December 31,
	2004	2005	2006

Revenues
Sales	$20,915	$32,266	$35,171
Licensing and transaction fees	2,237	3,398	5,382

Total revenues	23,152	35,664	40,553

Cost of Revenues
Sales	12,799	21,629	21,871

Total cost of revenues	12,799	21,629	21,871

Gross profit	10,353	14,035	18,682

Operating Expenses
Research and development	3,544	5,405	7,065
Less - participation by the Office of the Chief Scientist	394	618	-

Research and development, net	3,150	4,787	7,065
Selling and marketing	6,010	7,620	7,072
General and administrative	6,549	9,666	11,948
Amortization of intangible assets	261	700	821
Expenses relating to raising of Capital, exchange of subsidiary's employees equity interests in equity interest of the Company
and acquisitions in the Far East*	3,227	1,768	-
Gain from sale of subsidiaries	-	(374)	(122)

Total operating expenses	19,197	24,167	26,784

Operating loss	(8,844)	(10,132)	(8,102)
Financial income	131	897	2,459
Financial expenses	(418)	(228)	(747)

Financial income (expenses), net	(287)	669	1,712
Other income (expenses), net	29	(84)	(75)

Loss before taxes on income	(9,102)	(9,547)	(6,465)
Taxes on income	(173)	175	323
Equity in net losses of an affiliated company	-	-	(1,087)
Minority share in income (loss) of subsidiaries	-	(185)	625

Loss before extraordinary item	(9,275)	(9,557)	(6,604)

Extraordinary item	-	444	-

Net loss	$(9,275)	$(9,113)	$(6,604)

Basic and diluted net loss per ordinary
share from:

Loss before extraordinary item	$(1.33)	$(1.01)	$(0.47)
Extraordinary item	-	0.05	-

Net loss	$(1.33)	$(0.96)	$(0.47)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	6,972,878	9,512,198	13,919,958

* Consist of internal employee costs from:
Research and development	$335	$78	$-
Selling and marketing	511	231	-
General and administrative	2,381	1,459	-

	$3,227	$1,768	$-

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

US dollars in thousands, except share and per share data

	Number of Shares issued	Share capital	Additional paid-in capital	Deferred Stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2003	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Changes during the year ended
December 31, 2004:

Deferred stock compensation, net	-	-	7,168	(7,168)	-	-	-
Amortization of deferred compensation	-	-	-	4,872	-	-	4,872
Stock options granted to consultants	-	-	2,537	-	-	-	2,537
Exercise of options and warrants	2,057,196	45	6,712	-	-	-	6,757
Issuance of shares and detachable
warrants, net of issuance
expenses of $ 2,260	1,400,000	31	13,156	-	-	-	13,187
Shares issued in connection with the
purchase of a subsidiary	186,264	4	1,241	-	-	-	1,245
Foreign currency translation adjustments	-	-	-	-	93	-	93
Net unrealized loss on
available-for-sale securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(9,275)	(9,275)

Balance as of December 31, 2004	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

Changes during the year ended
December 31 2005:

Deferred stock compensation	-	-	6,228	(6,228)	-	-	-
Amortization of deferred compensation	-	-	-	8,948	-	-	8,948
Stock options and warrants granted to
consultants	-	-	5,185	-	-	-	5,185
Exercise of options and warrants	1,395,566	31	6,678	-	-	-	6,709
Issuance of shares in respect to
investments in connection with the
purchase of subsidiaries	286,307	3	1,874	-	-	-	1,877
Issuance of shares and detachable
warrants, net
of issuance expenses of $ 4,153	1,828,026	41	18,017	-	-	-	18,058
Foreign currency translation adjustments	-	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	-	(9,113)	(9,113)

Balance as of December 31, 2005	11,932,074	$274	$128,761	$(833)	$232	$(58,199)	$70,235

Changes during the year ended
December 31 2006:

Reclassification upon adoption of SFAS
123 (R)	-	-	(833)	833	-	-	-
Stock-based compensation related to
options warrants and shares issued to
employees and others	192,393	6	5,362	-	-	-	5,368
Exercise of options and warrants	748,338	17	3,231	-	-	-	3,248
Issuance costs	-	-	(214)	-	-	-	(214)
Shares issued under Alternative Option
Exercise Mechanism	2,437,075	56	(56)	-	-	-	-
Shares issued in connection with the
purchase of business operations	3,083,000	73	23,651	-	-	-	23,724
Shares issued in connection with the
purchase of property plant and equipment	200,000	5	3,200	-	-	-	3,205
Foreign currency translation adjustments					106		106
Net unrealized gain on
available-for-sale securities					86		86
Net loss						(6,604)	(6,604)

Balance as of December 31, 2006	18,592,880	$431	$163,102	$-	$424	$(64,803)	$99,154

	Year ended December 31
	2004	2005	2006

Total comprehensive loss:
Net loss	$(9,275)	$(9,113)	$(6,604)
Foreign currency translation adjustments	93	(121)	106
Net unrealized gain (loss) on available- for- sale securities	(27)	3	86
Reclassification adjustment for loss on available-for-sale securities	-	(3)	-

Total comprehensive loss	$(9,209)	$(9,234)	$(6,412)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except share and per share data

	Year ended December 31
	2004	2005	2006

Cash flows from operating activities
Net loss	$(9,275)	$(9,113)	$(6,604)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued to
employees and others	6,795	9,841	3,783
Extraordinary item	-	(444)	-
Gain from sale of subsidiaries	-	(374)	(122)
Loss (gain) on sale of property and equipment	116	(20)	44
Amortization of intangible assets	290	700	821
Depreciation	571	981	1,862
Equity in net losses of an affiliated company	-	-	1,087

Accrued severance pay, net	596	560	796
Minority share in income (loss) of subsidiaries	-	(185)	(625)
Accrued interest and linkage differences on long-term loans	70	67	(254)
Increase (decrease) in deferred tax liabilities	(20)	13	(216)
Decrease in short-term investments	999	-	-
Increase in trade receivables	(1,100)	(587)	(2,424)
Decrease (increase) in other receivables and prepaid expenses	(792)	(1,168)	1,142
Increase in inventories	(1,193)	(987)	(3,204)
Increase (decrease) in trade payables	2,070	(1,119)	2,558
Increase (decrease) in other current liabilities	543	895	(2,147)

Net cash used in operating activities	(330)	(940)	(3,503)

Cash flows from investing activities

Receipts on account of loans and receivables	-	909	350
Acquisition of business operations, net of cash acquired (Supplement C)	(66)	80	(23)
Sale of a consolidated subsidiary, net of cash disposed of (Supplement D)	(1)	-	(105)
Investment in an affiliated company	-	(2,444)	-
Purchase of property and equipment	(449)	(1,918)	(3,107)
Purchase of available-for-sale securities	(4,586)	(17,875)	(23,643)
Proceeds from maturity of available-for-sale securities	-	2,431	25,446
Other, net	24	20	(9)

Net cash used in investing activities	(5,078)	(18,797)	(1,091)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	437	(630)	(231)
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	12,818	20,051	-
Proceeds from long-term bank loans	-	-	978
Repayment of long-term bank loans	(475)	(721)	(570)
Proceeds from minority in subsidiary	-	-	1,548
Proceeds from exercise of options and warrants, net	6,757	6,709	3,196

Net cash provided by financing activities	19,537	25,409	4,921

Effect of exchange rate changes on cash	76	68	65

Increase in cash and cash equivalents	14,205	5,740	392
Cash and cash equivalents at the beginning of the year	9,712	23,917	29,657

Cash and cash equivalents at the end of the year	$23,917	$29,657	$30,049

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

	Year ended December 31
	2004	2005	2006

Supplementary cash flows activities:
A. Cash paid during the period for:
Interest	$318	$130	$132

Income taxes	$-	$527	$101

B. Non-cash transactions:
Purchase of property and equipment	$-	$635	$3,511

Issuance expenses	$-	$1,993	$62

C. Acquisition of business operations:
Assets acquired and liabilities assumed of the
business operations at date of acquisition:

Working capital surplus, excluding cash
and cash equivalents	$(66)	$(2,622)	$(460)
Property and equipment	(122)	(150)	(1,293)
Goodwill	(167)	-	(19,241)
Know-how	(452)	-	-
Brand	(579)	-	-
Customer contracts and relationships	(406)	(1,183)	(3,874)
Technology	-	-	(855)
Long-term liabilities	33	-	120
Deferred tax liabilities	273	121	855
Minority interests	-	264	-

	(1,486)	(3,570)	(24,748)
Issuance of shares in consideration for the acquisition	1,245	1,702	23,587
Liability in respect with the acquisition of
subsidiaries	175	-	-
Direct costs of acquisitions paid via grant of options	-	1,504	1,138
Extraordinary item	-	444	-

	$(66)	$80	$(23)

D. Sale of a consolidated subsidiary:
Assets and liabilities of the previously consolidated
Subsidiary at the time it ceased being consolidated:

Working capital surplus, excluding cash
and cash equivalents	$351	$-	$(247)
Property and equipment	321	-	-
Long-term receivables	-	-	27
Severance pay deposit funds	2	-	-
Goodwill	1,404	-	-
Intangible assets	34	-	146
Long-term liabilities	(445)	-	-
Deferred taxes	-	-	(26)
Minority interests	-	-	(127)
Receivables from the sale of the subsidiary	(2,178)	-	-
Gain and deferred gain on sale of the subsidiary	510	-	122

	$(1)	$-	$(105)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General

A.	Introduction

On Track Innovations Ltd. (the “Company”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. In November 2002, the Company’s shares began trading on NASDAQ.

B.	Acquisition of subsidiaries and business operations:

1.	International Project Solution operations ("IPS")

On December 31, 2006, pursuant to an asset purchase agreement (“the Agreement”) dated as of November 7, 2006 between the Company and SuperCom Ltd., an Israeli corporation (“SuperCom”), the Company completed the acquisition of the main assets of SuperCom, including the International Project Solution (“IPS”) division of SuperCom. SuperCom is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides the Company with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to SuperCom are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. SuperCom executed an irrevocable proxy appointing the Company’s Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to SuperCom in connection with the transaction. Under the terms of the Agreement, the Company committed to file with the SEC a registration statement covering these ordinary shares no later than the Filing Deadline, as defined in the Agreement. If such registration statement is not filed with the SEC by the Filing Date, the Company would be subject to Liquidated Damages, as detailed in the Agreement.

The parties also entered into a service and supply agreement giving SuperCom a license to use applicable SuperCom intellectual property transferred to the Company for the duration of certain existing contracts and projects.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combinations” (“EITF No. 99-12”), based on the date the business combination was announced and was $ 20,639 (not including $ 701 of transaction costs). The results of operation acquired would be included in the consolidated financial statements of the Company commencing January 1, 2007.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

1.	International Project Solution operations (“IPS”) - (Cont'd)

Based upon a fair value valuation of assets acquired and liabilities assumed, the Company has allocated the total cost of acquisition to IPS assets and liabilities as follows:

At December31, 2006

Inventories	$303
Property and equipment	1,277
Technology (useful life of 6 years)	691
Customer relationships (useful life of 5 years)	1,448
Goodwill	17,621

Net assets acquired	$21,340

Goodwill includes but is not limited to the synergistic value, accesses to new growing markets and potential competitive benefits that could be realized by the Company from the acquisition. Regarding loan guaranty – see Note 9C.

Hereafter are certain unaudited pro forma combined statements of operations data for the years ended December 31, 2006 and 2005, as if the acquisition of the IPS occurred on January 1, 2005, after giving effect to purchase accounting adjustments, including amortization of certain identifiable intangible assets and the issuance of the 2,827,200 of the Company’s ordinary shares.

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place and the beginning of 2005, nor is it necessarily indicative of future results.

	Year ended December 31,
	2005	2006
	(Unaudited)

Revenues	$43,957	$48,941

Loss before extraordinary items	$(12,907)	$(9,409)

Net loss	$(12,463)	$(9,409)

Basic and diluted net loss per ordinary share
before extraordinary item	$(1.05)	$(0.56)
Basic and diluted net loss per ordinary share	$(1.01)	$(0.56)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

2.	InSeal SAS

In May 2006, the Company completed the acquisition of 100% of the outstanding share capital of InSeal SAS (“InSeal”). InSeal is a France-based company that provides contactless applications to a variety of customers in the payments market in Europe.

Pursuant to the share purchase agreement entered with InSeal’s shareholders, the purchase price for the acquisition was paid to InSeal’s shareholders through the issuance of an aggregate of 243,800 of the Company’s ordinary shares.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 and was $ 2,948 (not including $ 661 of transaction costs). InSeal’s operations have been included in the Company’s consolidated financial statements since May 2006. In connection with the acquisition the Company recognized two intangible assets: customer contracts, fair value of $ 2,426, and technology, fair value of $ 164. The Company also recognized goodwill in the amount of $ 1,620.

In addition to the foregoing consideration, in connection with the acquisition, the Company also issued warrants to purchase up to 180,000 of its ordinary shares to two of InSeal’s shareholders and one employee. The warrants, which have a nominal exercise price of NIS 0.10 per share, will become fully exercisable in May 2007, and have a term for four years. However, each of the warrant holders has made a “lock-up undertaking” to the Company, pursuant to which one quarter of the warrants becomes freely transferable commencing in May 2007 and the remaining warrants become freely transferable in three equal annual installments thereafter (with all of the warrants becoming freely transferable on May 2010).

In the event that the warrant holder’s service with the Company or its subsidiaries is terminated, for whatever reason, all of the holder’s warrant shares that are free from the lock-up undertaking discussed above will be exercisable within 60 days from such termination, and the balance of the portion of warrants not previously exercised will become void. These warrants, with a fair value of $ 2,104 as of the closing date, have been accounted in accordance with EITF No 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”, and are recorded as compensation expenses over the lock-up undertaking period.

3.	Acquisitions in the Far East

Pioneer Oriental International Ltd

In July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd. ("POI"), a Hong Kong company and a subsidiary of Pioneer Oriental Engineering Ltd., a Hong Kong company ("POE"). POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and/or contactless smart cards themselves. Pursuant to the Asset Purchase Agreement dated June 16, 2005, among POE, its shareholders (together the "Sellers") and OTI (as amended, the POI Purchase Agreement), the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40,441 of the Company's ordinary shares.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

3.	Acquisitions in the Far East (Cont'd)

In July 2005, the Company's new, wholly-owned subsidiary, POI, completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005 between POI and POE (as amended, the “POE Purchase Agreement”), POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of the Company’s ordinary shares.

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12, and was $ 1,041. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $ 444 remained. In accordance with SFAS No. 141 “Business combinations”, this amount was recognized as an extraordinary gain.

e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Islands company, from three of e-Pilot’s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”) entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

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

Millennium Card’s Technology Limited

At September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of POI and of e-Pilot were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006.

Following the structural change, the Company has sold POI and e-Pilot for a total consideration of $200 and recorded a $122 as gain from sale of subsidiaries.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

4.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel”), headquartered in Krakow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended in October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $ 1,600, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares, based on a market price of US $ 8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, , based on the date the business combination was consummated, and was in the amount of $ 1,245.

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

C.	Selling of Intercard Gmbh Kartensysteme

On September 14, 2004, the Company entered into an agreement under which, in October 2004, the Company sold its wholly-owned German subsidiary InterCard GmbH Kartensysteme (“KS”) in consideration for $ 2,500, to be paid in two installments. The first installment in the amount of $1,250 was paid by receiving $ 685 in cash, offsetting an amount of euro 325 ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of euro 10 and a final installment of euro 5, beginning on February 1, 2005 and that is interest-free and offsetting an amount of euro 100 ($ 133) against a loan granted to the buyer, which is repayable in 12 monthly installments of euro 9, beginning on February 1, 2005.

The second installment in the amount of $ 1,250 shall be paid in 25 quarterly payments beginning on April 1, 2005. The total present value of the purchase price amounted to $ 2,178.

In October 2005, the Company entered into a settlement agreement according to which the outstanding balances of the two loans was reduced by euro 115 ($136) and combined to one loan which is payable in 24 monthly installments of euro 10 each and a final installment of euro 5.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

C.	Selling of Intercard Gmbh Kartensysteme

The gain from the sale of KS including the effect of the aforesaid deduction from the proceeds was $ 374 and was recognized in 2005.

The Company’s control over KS ceased on the closing date, which was October 1, 2004, and therefore the Company ceased to consolidate the financial statements of KS effective October 1, 2004.

D.	Investment in affiliated company

During 2005, an affiliated company was established together with an Asian government entity, in the form of a joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The joint venture was approved for establishment by the Asian government authorities.

Note 2 – Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. When the Company does not have a controlling interest in an entity or joint venture, but exerts a significant influence over the entity or joint venture, the Company applies the equity method of accounting. Intercompany transactions and balances have been eliminated in consolidation.

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

The functional currency of the remaining subsidiaries is their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive income).

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

E.	Short-term investments

The Company accounts for investments in U.S. treasury securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2005 and 2006, the Company’s investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses are reported as a separate component of shareholders’ equity (accumulated other comprehensive income). Interest income is included in financial income. Realized gains and losses are included in financial income or expenses.

At December 31, 2006, there was an unrealized loss on the Company’s investment in fixed rate U.S. treasury securities in the amount of $ 16. The contractual maturity of mostly all debt securities is within one year.

F.	Trade Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The financial statements include an allowance for loss from receivables for which collection is in doubt. In determining the adequacy of the allowance consideration is given to the historical experience, aging of the receivable and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors.

G.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2004, 2005 and 2006, have been included in cost of revenues.

Effective January 1, 2006, the Company adopted FASB Statement No. 151, Inventory Costs – an Amendment of ARB No. 43, Chapter 4 (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The Company’s current procedures follow these guidelines and therefore the adoption of Statement 151 had no impact on the valuation of inventory or charges to cost of sales.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

H.	Investment in an affiliated company

Affiliated company means a company held to the extent of 49%. The investment in an affiliated company is accounted for by the equity method. Profits not yet realized on transactions with the Group are eliminated at the same rate as the percentage holding in the affiliated company. The equity in net losses in the affiliated company and investment in the affiliated company include an elimination of profits not yet realized of $751 on the sale of equipment to the affiliated company.

I.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

J.	Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been identified for each of the years ended December 31, 2004, 2005 and 2006.

K.	Goodwill and purchased intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using market capitalization. The test was based on the Company’s single reporting unit structure. During the years 2004, 2005 and 2006, no impairment losses were identified.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

L.	Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, when delivery has occurred provided there is persuasive evidence of an agreement and the risks and rewards of ownership have transferred to the buyer, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exits.

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

M.	Research and development costs, net

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist –“OCS”) in approved programs for research and development are recognized as a reduction of research and development expense as the related costs are incurred.

N.	Stock-based compensation

Employees

Prior to January 1, 2006, the Company accounted for stock based employee and directors compensation by using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, compensation cost for stock options was measured as the excess of the market price of the underlying stock on the date of grant over the exercise price and was recognized over the scheduled vesting.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS 123(R) using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). As a result of adopting SFAS 123 (R), the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the $833 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that are both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123 (R). The net effect has no change in total shareholders’ equity.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans for the years ended December 31, 2004 and 2005:

	2004	2005

Net loss as reported	$(9,275)	$(9,113)
Deduct: Compensation expense according to
APB 25 included in reported net loss	4,872	8,948
Add: Application of compensation expenses
according to SFAS No. 123	(12,917)	(22,911)

Pro forma net loss	$(17,320)	$(23,076)

Basic and diluted net loss per ordinary share
as reported from:
Loss before extraordinary item	$(1.33)	$(1.01)
Extraordinary item	$-	$0.05

Net loss	$(1.33)	$(0.96)

Pro forma basic and diluted net loss per share from:

Loss before extraordinary item	$(2.48)	$(2.48)
Extraordinary item	-	0.05

Net loss	$(2.48)	$(2.43)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

N.	Stock-based compensation (cont’d)

The fair value of each option granted during 2004 and 2005 were estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.
2.	Risk-free interest rate of 3.29%, 4.1% for, 2004 and 2005, respectively.
3.	Estimated expected lives of 3.37-5 years for all periods.
4.	Expected average volatility of 78% – 85%, 70% – 76% for 2004 and 2005, respectively which represent a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ Global Market.

During 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price at the grant date.

For additional information see Note 10C.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date. During 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price at the grant date.

O.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (2,975,684, 7,515,627 and 3,488,145 for 2004, 2005 and 2006, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

P.	Fair value of financial instruments

The Company, in estimating fair value for financial instruments, used the following methods and assumptions:

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

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance pay expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 596, $ 557 and $ 816, respectively.

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $144, $401 and $662, respectively.

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

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

T.	Concentrations of credit risk (cont’d)

U.S. treasury securities are denominated in U.S. dollars. Management believes that minimal credit risk exists with respect to these securities.

Long-term receivables including amounts to be received in consideration of the sale of InterCard GmbH (see Note 1C). Management believes that the Company received satisfactory guarantees and pledge which may assure the receipts of the aforesaid amounts.

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations located mainly in the United States, Far East, Africa and Europe. An allowance for doubtful accounts is determined on the basis of specific identification of balances, the collection of which, in management's opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risks, in reliance on available information with respect to the debtor's financial position. As for major customers, see Note 13.

The activity in the allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Allowance for doubtful accounts at beginning of year	$282	$329	$785
Additions charged to provision doubtful accounts	78	151	84
Write-downs charged against the allowance	-	(209)	(639)
Translation differences	-	(6)	4
Increase (decrease) from acquisition/disposal of
Subsidiaries	(31)	520	-

Allowance for doubtful accounts at end of year	$329	$785	$234

U.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

V.	Comprehensive income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) , net unrealized gains (losses) on available for sale securities and on the change in foreign currency translation adjustments, and is presented in the consolidated statement of comprehensive income (loss).

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

W.	New accounting standards

1.	During June 2006, the Financial Accounting Standards Board (ƒFASB”) issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes – as interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows.

2.	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

3.	In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

4.	The SEC released SEC Staff Accounting Bulletin No. 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. The SAB requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff’s previous guidance on evaluating the materiality of errors. Registrants must adopt the dual method approach for quantifying errors in financial statements as of the beginning of the first fiscal year ending after November 15, 2006 (January 1, 2006 for calendar-year-end companies), with early adoption permitted. The adoption of the provisions of SAB No. 108 did not materially impact its financial position, results of operations or cash flows.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

X.	Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income (loss).

Note 3 – Other Receivables and Prepaid Expenses

	December 31	December 31
	2005	2006

Government institutions	$634	$649
Prepaid expenses	136	298
Receivable in respect of sale of a subsidiary
(see Note 1C)	329	326
Other receivables	2,057	836

	$3,156	$2,109

Note 4 – Inventories

	December 31	December 31
	2005	2006

Raw materials	$2,894	$4,667
Work in progress	1,731	4,033
Finished products	2,122	1,644

	$6,747	$10,344

Note 5 – Goodwill and Intangible Assets, Net

a.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

	December 31	December 31
	2005	2006

Balance as of January 1	$4,146	$4,146
Changes during the year - Goodwill acquired	-	19,241

Balance as of December 31	$4,146	$23,387

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 5 – Goodwill and Intangible Assets, Net

b.	Intangible assets, net

	December 31	December 31
	2005	2006

Cost
Technology	$727	$1,582
Brand	579	579
Know-How	452	452
Customer contracts and relationships	1,589	5,604

Total cost	3,347	8,217

Accumulated amortization
Technology	685	780
Brand	116	232
Know-How	375	452
Customer contracts and relationships	250	930

Total Accumulated amortization	1,426	2,394

	$1,921	$5,823

i.	Amortization expenses amounted to $ 290, $ 700 and $ 821 for the years ended December 31, 2004, 2005 and 2006, respectively.

ii	Estimated amortization expenses for the years ending:

December 31

2007	$1,261
2008	1,254
2009	1,206
2010	821
2011	$821

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 6 – Property, Plant and Equipment, Net

A.	Consist of:

	December 31	December 31
	2005	2006

Cost
Land	$97	$97
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,317	4,326
Buildings	404	3,077
Computers, software and manufacturing equipment	6,281	9,919
Office furniture and equipment	896	1,072
Motor vehicles	431	371

Total cost	12,698	19,134

Total accumulated depreciation	5,689	5,816

Net book value	$7,009	$13,318

(1)	The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

(2)	As to liens – See Note 9C.

B.	During 2005, the Company entered into a Production Line Equipment Supply Agreement (the "Equipment Agreement") with POE, under which POE agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $ 1,700, which was paid to POE through the issuance of 137,208 of the Company's ordinary shares in August 2005. The equipment and machinery were received during 2006.

C.	Pursuant to an agreement by and among the Company, InterCard Systemelectronic GmbH (“InterCard,”) a wholly owned German subsidiary and Queisser GmbH, as general contractor, during July 2006, the Company issued to Queisser an aggregate of 200,000 of its ordinary shares, value at approximately $1.5 million as consideration for Queisser performance as general contractor under the agreement. The agreement was entered into in connection with our construction of a new building facility in Germany with production and assembly halls, manufacturing line equipment and offices.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 7 – Other Current Liabilities

	December 31	December 31
	2005	2006

Employees and related expenses	$2,544	$1,706
Accrued expenses	888	744
Customer advances	1,457	397
Other current liabilities	882	484

	$5,771	$3,331

Note 8 – Loans

A.	Composition of Long-Term Loans:

	December 31	December 31
	2005	2006

Long-term loans	$2,042	$2,578
Less - current maturities	507	461

	$1,535	$2,117

As of December 31, 2006, the loans are from banks and are denominated in U.S. dollars ($1,375; matures in the years 2010 - 2012), Euro ($1,046; mature in the years 2010 - 2012), South African Rand ($114; matures in 2010) and Polish Zloty ($43; matures in 2010). Most of these loans bear interest at 3.9%-6.9% per annum.

B.	Repayments of Long-Term Loans Dates Subsequent to December 31, 2006:

2007	$461
2008	449
2009	470
2010	381
2011	129
Thereafter	688

$2,578

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 8 – Loans (cont’d)

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31
	2005	2006	2005	2006
	%	%
	Interest rate

In NIS		9.5	-	37
In Polish Zloty	6.9		123	-
In Euro	4.25		130	-

			253	37
Current maturities of
long-term loans			507	461

			$760	$498

The weighted average interest rate for the years ended December 31, 2005 and 2006 were 5.5% and 6.7%, respectively.

D.	Liens for short-term and long-term borrowings – see Note 9C.

E.	As of December 31, 2006, the Group has authorized credit lines of approximately $1.1 million.

Note 9 – Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). As at December 31, 2006, the total amount of grants received, net of royalties paid, was approximately $ 5,253.

Royalties paid or accrued amounted to $ 187, $ 690 and $ 661 for the years ended December 31, 2004, 2005 and 2006, respectively, and were charged to cost of revenues.

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2006 through 2011.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2006 are as follows:

2007	903
2008	749
2009	481
2010	149
2011	149

2,431

Rent expense amounted to $ 475, $ 690 and $ 1,106 for the years ended December 31, 2004, 2005 and 2006, respectively.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 9 – Commitments and Contingencies (cont’d)

C.	Liens

Leasehold land is pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The Company’s manufacturing facilities have been pledged as security in respect of a loan received from a bank.

In connection with the IPS acquisition, the Company has guaranteed a $2.5 million loan provided to SuperCom by a bank. In accordance with the acquisition agreement, SuperCom had pledged the 2,827,200 shares it received from the Company in favor of the bank. The fair value of the loan guaranty as estimated by the Company and a third party valuator, was determined to be nominal.

D.	Legal claims

On September 3, 2003, Edi Wuhl (in this paragraph, the "Plaintiff"), a former employee of the Company, filed a suit against the Company in the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $ 900). The suit is based on the Plaintiff's claims that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. Proof hearings were conducted on April 30th, 2006, October 22nd, 2006 and November 14th, 2006. The Company is required to file its written closing statements during April 2007. In the opinion of the Company, based on legal advice, the plaintiff's chances of prevailing against the Company can not be estimated at this point. No provision in respect thereof has been included in the financial statements.

Note 10 – Shareholders’ Equity

A.	Share capital

1.	On November 14, 2003, the Company’s shareholders approved the increase in the Company’s authorized share capital of NIS 500,000 comprising of 5,000,000 ordinary shares of NIS 0.1 par value each. Following the aforesaid Company’s shareholders approval, the Company’s authorized share capital was comprised of 10,000,000 ordinary shares of NIS 0.1 par value each.

2.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. All warrants were already exercised.

The Company incurred, in respect of the above, finders fee expenses equivalent to 4% of the amount raised by the Company and, in addition, issued warrants to purchase 45,500 ordinary shares at a per share exercise price of $6.5. Total of 30,334 warrants are still exercisable.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

3.	Following a private placement agreement signed on October 23, 2003, on January 7, 2004 the Company entered into a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration of $ 315.

4.	On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital was comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

5.	On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $ 15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares at a per share exercise price of $ 13.97. The warrants are fully exercisable and expire in April 2009. A total of 738,000 warrants are still exercisable.

The Company incurred, in respect of the above, finders’ fee expenses equivalent to approximately 6% of the amount raised by the Company and, in addition, issued warrants to purchase 124,800 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expire in April 2009.

6.	During 2004 warrants to purchase 1,051,224 ordinary shares were converted into ordinary shares in consideration of $ 6,092. Additional warrants to purchase 140,764 ordinary shares were converted into 53,975 ordinary shares through cashless exercise.

7.	On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $ 22,211, based on a market price of $ 12.15 per unit, which was the average closing price of the Company's ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $ 14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $ 26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the financial institutions, the Company issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering. In respect of the warrants issued to the agent, the Company recorded issuance expenses in the amount of $1,048.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

The Company agreed to prepare and file with the Commission as soon as practicable, and in no event later than 45 days, following the closing date (i.e., November 1, 2005), a registration statement on Form F-3 to register the resale of the purchased shares and the sale of the warrant shares by the purchasers from time to time, and to use all commercially reasonable efforts to cause such registration statement to be declared effective as promptly as possible after filing. The Company filed a registration statement on Form F-3 in December 2005 to satisfy its obligations described above, and the registration statement was declared effective by the Commission in January 2006.

In the event that the registration statement is filed and declared effective but, during the registration period, ceases to be effective or useable, then the Company has agreed to pay to each purchaser liquidated damages, for the period from and including the first day following the expiration of the cure period until, but excluding, the earlier of (i) the date on which such failure is cured and (ii) the date on which the registration period expires, at a rate equal to 1% for each successive thirty-day period (or portion thereof) of the total purchase price of the purchased securities purchased by such purchaser pursuant to the agreement. Such liquidated damages will be payable in cash at the end of such successive thirty-day period (or portion thereof). As the Company believes the likelihood of meeting the registration effectiveness requirements is highly probable, no value was assigned to any potential liquidation penalty.

Since both the shares and the underlying warrants were classified within equity, an allocation of the proceeds between shares and warrants was not considered necessary.

8.	During 2005, warrants to purchase 151,480 ordinary shares were converted into ordinary shares in consideration of $ 1,358. Additional warrants to purchase 16,000 ordinary shares were converted into 5,130 ordinary shares through cash-less exercise.

9.	On June 18, 2006, the board of directors approved increasing the authorized share capital from 30,000,000 to 50,000,000. This increase was approved by the shareholders on August 24, 2006.

10.	Pursuant to an agreement dated as of July 10, 2006 by and among OTI, Easy Park Ltd., or “Easy Park,” one of the Company’s Israeli subsidiaries, and one of the minority holders, the Company acquired 2,595 ordinary shares, par value NIS 0.01 per share, of Easy Park for an aggregate consideration of 12,000 of the Company’s ordinary shares. Following the transaction, the Company owned approximately 94% of the outstanding ordinary shares of Easy Park.

11.	During 2006, warrants to purchase 37,139 ordinary shares were exercised into ordinary shares in consideration of $ 44.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123 and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” as follows:

1.	In 2004, the Company issued 326,888 options to non-employees in respect of services rendered. The aggregate fair value of the options was $ 2,537 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years (2) no dividend yield, (3) expected volatility of 78% – 85% and (4) risk free interest rate of 2.5% – 3.29%.

2.	In 2005, the Company issued 286,300 options to non-employee in respect to services rendered. The aggregate fair value of the options was $ 3,192 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 year, (2) no dividend yield, (3) expected volatility of 72%-76% and (4) risk-free interest rate of 4.1%-4.5%.

3.	In 2006, the Company issued 159,675 par value options and shares to non-employee with respect to services rendered. The aggregate fair value of the options was $ 1,251 based on the share price as of day of grant.

C.	Stock option plans

1.	In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options may be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. In July 1998, the Board of Directors expanded the plan for an additional 20,000 share options to be granted. In November 1999, the Board of Directors resolved to expand the plan with an additional 35,000 share options to be granted. In July 2002, the Board of Directors expanded the number of share options available by 30,300.

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

In February 2002, the Company’s Board of Directors approved an increase of the number of available share options by 150,000 and in July 2002 by a further 600,000.

In March, July, September and November 2003, the Company’s Board of Directors approved an increase of 375,000, 550,000, 500,000 and 500,000 shares options, respectively, to be reserved under the Company’s share option plan.

On April, 2004, the Company’s Board of Directors approved an increase of 2,500,000 shares options to be reserved under the Company’s share option plan.

On March, 2005, the Company’s Board of Directors approved an increase of 2,500,000 shares options to be reserved under the Company’s share option plan.

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

On October 28, 2003, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, only for the employees of InterCard group, for the period commencing November 2003 and ending July 2004.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

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

On April 20, 2005, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries to certain of its employees who agree to participate in the plan, by way of grant of options, for a 12-month period commencing April 2005 and ending March 2006.

As of December 31, 2004 and 2005, 1,055,439 and 1,106,910 options respectively, have been granted in respect of the above-mentioned grant. The exercise price per share for such options is equal to the par value of the ordinary shares of the Company. No options have been granted in respect of the above-mentioned grant during the year ended December 31, 2006.

4.	On November 26, 2004, the Company’s Board of Directors approved the conversion grant of 130,230 fully vested options with an exercise price of NIS 0.1 per share to OTI Africa Ltd. employees in exchange of each OTI Africa Ltd. employee waiving his rights to receive options and/or shares, he is entitled. The transaction resulted in a new measurement date and expenses in the amount of $ 1,112 were recorded.

5.	On April 11, 2006, the Company offered to each of its and its subsidiaries’ employees, and its directors and office holders (other than “External Directors”, as such term is defined in the Israeli Companies Law of 1999) who held outstanding vested and unvested options to purchase an aggregate of 4,485,017 of its ordinary shares, which were issued pursuant to the terms of the Company’s 2001 Share Option Plan, as amended, to replace all of his or her outstanding vested and unvested options into a new number of ordinary shares, with the same fair values, as determined using the Black-Scholes pricing model, and the same vesting schedules. The Company’s Board of Directors approved the Alternative Option Exercise Mechanism (“AOEM”), on February 12, 2006. Further, the Company’s shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006. As a result of the AOEM, the Company issued a total of 2,437,075 ordinary shares in exchange for options to acquire a total of 3,737,369 ordinary shares. If a holder of options did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continue to apply and such option may be exercised in accordance with its terms.

In accordance with SFAS 123 (R) the Company considers the AOEM as a short-term inducement. Since the fair market value of the Company’s ordinary shares newly issued to each employee equals the fair value of the options replaced from him/her, no incremental compensation cost was recognized pursuant to the AOEM.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2004, 2005 and 2006 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - December 31, 2003	1,443,411	7.15
Options granted	2,627,780	6.40
Options cancelled or forfeited	(17,707)	7.22
Options exercised	(951,997)	0.91

Outstanding - December 31, 2004	3,101,487	7.66
Options granted	3,518,836	9.61
Options cancelled or forfeited	(40,813)	4.40
Options exercised	(1,238,956)	4.59

Outstanding - December 31, 2005	5,340,554	9.24
Options granted	336,597	0.02
Options cancelled or forfeited	(81,967)	13.40
Options replaced under the AOEM (see C5 above)	(3,737,369)	10.32
Options exercised	(711,199)	4.50

Outstanding - December 31, 2006	1,146,616	6.30

Exercisable as of:

December 31, 2004	2,595,196	$7.97

December 31, 2005	4,331,208	$8.36

December 31, 2006	895,417	$6.70

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2006:

	Options outstanding			Options Exercisable
Range of exercise price	Number outstanding as of December 31 2006	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31 2006	Weighted Average Exercise Price

$0.02	424,378	3.8	$0.02	274,468	$0.02
2.75	6,500	1.6	2.75	6,500	2.75
3.54-4.82	82,000	1.5	3.61	78,000	3.62
6.11-8.16	138,128	2.4	7.74	137,039	7.72
8.56-9.85	160,830	3.0	9.16	152,630	9.16
10.00-14.00	323,340	3.1	12.05	235,340	12.06
21.00-32.00	5,340	4.3	26.26	5,340	26.26
42.50-123.60	6,100	3.7	43.13	6,100	43.13

	1,146,616			895,417

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2004, 2005 and 2006 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2004	2005	2006	2004	2005	2006	2004	2005	2006

Weighted average
exercise prices	$8.29	$13.31	$-	$14	$-	$-	$5.64	$8.49	$0.02
Weighted average
fair values on
grant date	$4.69	$7.09	$-	$4.29	$-	$-	$7.16	$7.88	$7.09

The total intrinsic value of options exercised during the year ended December 31, 2006, was $4.4 million, respectively. The total intrinsic value of options vested at December 31, 2006, is $2.3 million.

As of December 31, 2006, there was $5.5 million of total unrecognized compensation cost related to nonvested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.5 years.

D.	Warrants

The Company issued warrants with respect to investments made in the Company. The number of warrants issued by the Company during the years ended December 31, 2004, 2005 and 2006 were 904,800, 1,196,431 and 226,438, respectively, with a per share weighted average exercise price of $13.97, $14.58 and NIS 0.1 (par value – of approximately $0.02), respectively.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2006:

	Warrants outstanding
Range of exercise price	Number Outstanding as of December 31 2006	Weighted average remaining contractual life (years)	Weighted Average Exercise Price

NIS 0.1 (par value)	196,438	9	NIS 0.1
$6.5 - $7.50	35,478	1.78	$6.63
$9.51 - $9.99	16,382	0.41	$9.52
$11.42 - $14.58	2,093,231	3.16	$14.3

	2,341,529		$12.95

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

Until December 31, 2006, the results of the company and its Israeli subsidiaries for tax purposes were measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2C the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between the Company’s and its Israeli subsidiaries’ taxable income or loss and their income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries have not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

The Company and one of its Israeli subsidiaries are foreign investors’ companies, and have elected, commencing January 1, 2007, to keep their books and records in dollars for tax purposes, as permitted under the tax regulations.

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

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2006.

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

B.	Non-Israeli subsidiaries are taxed based on tax laws in their country of residence.

C.	Deferred Income taxes:

	December 31	December 31
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$11,681	$13,471
Other	1,058	846

Total gross deferred tax assets	12,739	14,317
Less - valuation allowance	(12,739)	(14,317)

Net deferred tax assets	$-	$-

Deferred tax liabilities - Intangible assets	(293)	(992)

Net deferred tax asset (liability)	$(293)	$(992)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 11 – Income Taxes (cont’d)

C.	Deferred Income taxes: (Cont’d)

The valuation allowance for deferred tax assets as of December 31, 2006 and 2005, was $14,317 and $12,739, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2006, 2005 and 2004, was an increase of $ 1,578, $ 1,305 and $ 2,002, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

D.	The Income tax expense for the years ended December 31, 2004, 2005 and 2006, differed from the amounts computed by applying the statutory tax rates of 35%, 34% and 31% to loss before taxes on income as a result of the following:

	Year ended December 31
	2004	2005	2006

Computed “expected” income tax benefit	$(3,186)	$(3,246)	$(2,004)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	2,002	1,305	1,578
Non-deductible expenses	1,331	2,237	793
Other	(320)	(121)	(44)

Total income tax expense (benefit)	$(173)	$175	$323

E.	As of December 31, 2006, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $ 40,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, carryforward losses are linked to the CPI. Carryforward losses relating to non-Israeli companies aggregate approximate $9,330, which expires as follows: 2007 - $ 98, 2010 - $ 173, 2012 - $ 882 ,2013 - $ 3,215 ,2025 - $ 440 and 2026 - $ 3,206. The remaining balance - $ 1,316 can be utilized with no expiration date.

F.	The Company has not recognized a deferred tax liability for the undistributed earnings of its owned foreign subsidiaries that arose in 2006 and prior years, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to permanently reinvest the undistributed earnings. As of December 31, 2006, the undistributed earnings of these subsidiaries were approximately $160. It is impracticable to determine the additional taxes payable when these earnings are remitted.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

G.	No current or deferred taxes were recorded in Israel due to the local tax exemption. Non-Israeli income tax expense(benefit) included in the statements of operations are as follows:

	Year ended December 31
	2004	2005	2006

Current taxes	$(193)	$188	$107
Deferred taxes	20	(13)	216

Total income tax expense (benefit)	$(173)	$175	$323

H.	Income (loss) before taxes on income derived as follows:

	Year ended December 31
	2004	2005	2006

Israel	$(10,551)	$(9,266)	$(6,137)
Non-Israel	1,449	(281)	(328)

	$(9,102)	$(9,547)	$(6,465)

Note 12 – Related Party Balances and Transactions

A.	Balances

	December 31	December 31
	2005	2006

Assets
Trade receivables	$-	$210

Other receivables	$39	$95

B.	Transactions

	Year ended December 31
	2004	2005	2006

Revenues	$-	$-	$	*) 2,925

Costs and expenses	$44	$45		$68

*)	See note 2H.

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

	Year ended December 31
	2004	2005	2006

Revenues by geographical areas of end customers
America	$2,494	$14,123	$8,174
Far East	1,325	5,397	11,958
Africa	2,457	3,781	3,200
Europe	14,964	9,266	14,065

Total export	21,240	32,567	37,397
Domestic (Israel)	1,912	3,097	3,156

	$23,152	$35,664	$40,553

	December 31	December 31
	2005	2006

Long lived assets by geographical areas
Israel	$5,199	$27,350
Germany	3,968	6,096
Poland	1,666	848
France	-	3,936
Far East	1,999	4,108
Other	244	190

	$13,076	$42,528

Major Customers

Revenues from one customer represent approximately 30% of the consolidated revenues for the year ended December 31, 2005. There were no major customers (customers representing 10% or more of total revenues) in the years ended December 31, 2004 and 2006.

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

Date: June 22, 2007