Form 20-F
period 2007-12-31
ON TRACK INNOVATIONS LTD
filed 2008-03-31
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number ________

On Track Innovations Ltd.
(Exact Name of Registrant as Specified in Its Charter)

ISRAEL
(Jurisdiction of Incorporation or Organization)

Z.H.R Industrial Zone, Rosh-Pina 12000, Israel
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, NIS 0.1 nominal value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,627,068 Ordinary Shares, NIS 0.1 nominal value.

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

3

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
	A. SELECTED FINANCIAL DATA	3
	B. CAPITALIZATION AND INDEBTEDNESS	4
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	4
	D. RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY	15
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	15
	B. BUSINESS OVERVIEW	16
	C. ORGANIZATIONAL STRUCTURE	31
	D. PROPERTY, PLANT AND EQUIPMENT	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS	35
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
	A. OPERATING RESULTS	35
	B. LIQUIDITY AND CAPITAL RESOURCES	42
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	44
	D. TREND INFORMATION	44
	E. OFF BALANCE SHEET ARRANGEMENTS	44
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	44
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	45
	A. DIRECTORS AND SENIOR MANAGEMENT	45
	B. COMPENSATION	47
	C. BOARD PRACTICES	49
	D. EMPLOYEES	54
	E. SHARE OWNERSHIP	55
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
	A. MAJOR SHAREHOLDERS	57
	B. RELATED PARTY TRANSACTIONS	59
	C. INTERESTS OF EXPERTS AND COUNSEL	60
ITEM 8.	FINANCIAL INFORMATION	60
	A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	60
	B. SIGNIFICANT CHANGES	62
ITEM 9.	THE OFFER AND LISTING	62
	A. OFFER AND LISTING DETAILS	62
	B. PLAN OF DISTRIBUTION	62
	C. MARKETS	62
	D. SELLING SHAREHOLDERS	62
	E. DILUTION	62
	F. EXPENSES OF THE ISSUE	62
ITEM 10.	ADDITIONAL INFORMATION	63
	A. SHARE CAPITAL	63
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	63
	C. MATERIAL CONTRACTS	68
	D. EXCHANGE CONTROLS	69
	E. TAXATION	69
	F. DIVIDENDS AND PAYING AGENTS	79
	G. STATEMENT BY EXPERTS	80
	H. DOCUMENTS ON DISPLAY	80
	I. SUBSIDIARY INFORMATION	80

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated balance sheet data as of December 31, 2006 and 2007, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report. Effective as of June 17, 2002, we consummated a one for ten reverse share split of our ordinary shares, such that every ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value. All shares, per share, warrants and options amounts in the consolidated financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31
	2003	2004	2005	2006	2007
	(In thousands, except share and per share data)

REVENUES
Sales	$18,787	$20,915	$32,266	$35,171	$40,854
Licensing and transaction fees	808	2,237	3,398	5,382	2,631

Total revenues	19,595	23,152	35,664	40,553	43,485

COST OF REVENUES
Sales	9,478	12,799	21,629	21,871	25,918

Total cost of
revenues	9,478	12,799	21,629	21,871	25,918

Gross profit	10,117	10,353	14,035	18,682	17,567

OPERATING EXPENSES
Research and development	3,159	3,544	5,405	7,065	12,265
Less - participation by the
Office of the Chief
Scientist	853	394	618	-	-

Research and development,
net	2,306	3,150	4,787	7,065	12,265
Selling and marketing	4,092	6,010	7,620	7,072	9,670
General and administrative	5,853	6,549	9,666	11,948	17,593
Amortization of intangible
assets	188	261	700	821	1,314
Expenses relating to
raising of capital,
exchange of subsidiary's
employees equity interest
in equity interests of
the Company and new
acquisitions in the Far East	-	3,227	1,768	-	-
Gain from sale of
subsidiary	-	-	(374)	(122)	-

Total operating
expenses	12,439	19,197	24,167	26,784	40,842

Operating loss	(2,322)	(8,844)	(10,132)	(8,102)	(23,275)

Financial income (expense), net	(897)	(287)	669	1,712	1,862
Other income (expense), net	(244)	29	(84)	(75)	(136)

Loss before taxes on income	(3,463)	(9,102)	(9,547)	(6,465)	(21,549)
Taxes on income	(104)	(173)	175	323	226
Equity in net losses of affiliated
company	-	-	-	(1,087)	(358)
Minority share in income (loss) of
subsidiaries	-	-	(185)	625	1,038

Loss before extraordinary
item	(3,567)	(9,275)	(9,557)	(6,604)	(20,643)
Extraordinary item	-	-	444	-	-

Net loss	$(3,567)	$(9,275)	$(9,113)	$(6,604)	$(20,643)

Basic and diluted net loss per
ordinary share from:
Loss before extraordinary item	$(1.52)	$(1.33)	$(1.01)	$(0.47)	$(1.09)

Extraordinary item	-	-	0.05	-	-

Net loss	$(1.52)	$(1.33)	$(0.96)	$(0.47)	$(1.09)

Weighted average number of ordinary
shares used in computing net loss
per ordinary share - basic and
diluted	2,354,254	6,972,878	9,512,198	13,919,958	18,896,214

	As of December 31
	2003	2004	2005	2006	2007

Balance Sheet Data:
Cash and cash equivalents	$9,712	$23,917	$29,657	$30,049	$35,470
Total current assets	18,884	39,423	67,914	70,889	66,755
Total assets	31,268	52,003	85,058	117,174	118,460
Total liabilities	11,965	13,311	14,513	17,016	28,112
Long term loans, net of current maturities	3,121	2,018	1,535	2,117	2,432
Total shareholders' equity	19,303	38,692	70,235	99,154	90,348

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business

We have a history of losses and expect to continue to incur full-year losses at least through 2008.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses, $3.6 million in 2003, $9.3 million in 2004 $9.1 million in 2005, $6.6 million in 2006 and $20.6 million in 2007. We expect to incur full year losses at least through 2008, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

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

        During the last few years we acquired several companies around the world.

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

        In 2004, 2005 2006 and 2007, 16%, 9%, 8% and 8%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

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

        We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including NXP Semiconductors (previously Philips Semiconductors), a division of Philips Electronics N.V., and Infineon Technologies AG have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

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

The loss of the services of our Chairman and Chief Executive Officer, Oded Bashan, could seriously harm our business.

        Our success depends, in part, on the continued services of Oded Bashan, our Chairman and Chief Executive Officer. Mr. Bashan is one of our founders and has developed our business and technology strategy since our inception. The loss of services of Mr. Bashan could disrupt our operations and harm our business.

We are susceptible to changes in international markets and difficulties with international operations could harm our business.

        We have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2003	15	66	1	10	8
2004	11	64	6	11	8
2005	11	26	15	39	9
2006	8	35	29	20	8
2007	11	41	21	17	10

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

        We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German, French and Polish subsidiaries, InterCard, InSeal and ASEC, in euros and of our subsidiary in the Far East, MCT, in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

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

Delays in the implementation stage in some of the projects we are involved with, may prevent us from generating sales revenues as expected in the year.

        In 2007 we have experienced delays in some of the projects we are involved with – for example in our joint venture selling electronic travel document inlays for a major Asian government we have experienced delays in the project implementation. Delays in other projects might occur as a result of factors that are beyond the Company control such as customer readiness or shortage in purchased components needed for the project implementation as well as Company readiness to implement the projects.

        If such delays will occur during the year 2008 it might affect our revenues, profitability and our share price.

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

As of March 31, 2008, we had outstanding 19,890,473 ordinary shares, warrants to purchase 2,269,682 additional ordinary shares at a weighted average exercise price of $13.36 per share and options to purchase 2,554,887 additional ordinary shares at a weighted average exercise price of $2.95 per share. We may, in the future sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

        If the bid price of our ordinary shares falls below $1.00 and we fail to maintain our Nasdaq listing, our ordinary shares may be deemed to be “penny stock” for purposes of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The closing price of our ordinary shares on March 28, 2008 was $2.71. We continue to maintain our Nasdaq listing. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

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

        Oded Bashan has the right to vote approximately 19.38% of our outstanding shares by reason of his ownership of 711,663 of our outstanding shares, and his holding proxies to vote 3,034,817 additional ordinary shares that are owned by other shareholders (where he holds proxies to vote 2,607,113 of these ordinary shares as chairman of our board; however, our board of directors may designate someone else to hold these proxies; this includes Vuance’s (Formerly SuperCom) execution of an irrevocable proxy appointing the chairman to vote the 1,308,483 ordinary shares issued in connection with the transaction.) Mr. Bashan therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in our shareholders’ meetings may influence the outcome of such meetings.

        We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act of 2002, and in particular with Section 404, a portion of which commenced in connection with this annual report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting in 2007, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

        We are incorporated in Israel. None of our executive officers and directors are residents of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

        Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel. Our telephone number is +972-4-686-8000. In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a Delaware corporation. OTI America, Inc. is located at 2 Executive Drive, Suite 740, Fort Lee, New Jersey 07024, and its telephone number is (201) 944-3233. Copies of this annual report and certain other documents referred to herein can be obtained on our website, www.otiglobal.com, or upon request from our Director of Corporate Communication, Ms. Galit Mendelson, at the following telephone number: (201) 944-5200 (#111). The information on our website is not incorporated into this annual report.

        On December 30, 1999, we acquired all of the outstanding shares of City Smart Ltd., a Hong-Kong based systems integrator, in exchange for 6,686 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $451,300). On January 28, 2000, we acquired all of the outstanding shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., each an Israel-based developer and designer of microprocessors and operating systems for smart cards, in exchange for 12,119 of our ordinary shares (which, as of that date, had an aggregate market value of approximately $1.3 million). On February 2, 2000, we entered into an agreement with an indirect wholly-owned subsidiary of Cheung Kong Infrastructure Ltd., a Hong Kong-based infrastructure company, to establish the e-Smart System joint venture in Hong Kong to, among other things, be the exclusive distributor for our products in Greater China. In connection therewith, we contributed $3.1 million to the joint venture. This joint venture acquired the assets of City Smart Ltd. in 2001. On June 15, 2000 and in January 2001, we acquired 51% and the remaining 49%, respectively, of the nominal share capital of two related German companies, Intercard Kartensysteme GmbH and InterCard Systemelectronic GmbH, the former of which is a systems integrator for smart card systems and the latter of which is a manufacturer of electronic devices, for an aggregate purchase price of $5.8 million. In June 2004, we sold our 50% stake in our e-Smart System joint venture to our partner. On October 1, 2004 we completed the acquisition of ASEC, a Polish company that develops, manufactures and markets card readers and reader modules, for a purchase price of approximately $1.6 million, which was paid through the issuance of 186,264 of our ordinary shares. In addition, the ASEC share purchase agreement provides for the payment of up to an additional $350,000 to Nextel in the event that specified performance criteria are met by ASEC for the years ended December 31, 2004 and 2005. In June 2005, we issued 14,298 of our ordinary shares in consideration for $175,000 to be paid to Nextel based on the said performance criteria. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula. In October 2004, we sold our InterCard Kartensysteme subsidiary for approximately $2.5 million. In July 2005, we completed the acquisition of Pioneer Oriental International (POI), a Hong Kong company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, as well as to manufactures contact and contactless smart cards themselves, and substantially the assets of Pioneer Oriental Engineering (POE) relating to the design and manufacture of machinery for the manufacture of smart cards, for an aggregate purchase price of approximately $1 million, which was paid through the issuance of 82,229 of our ordinary shares. In July 2005, we also completed the acquisition of 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, for a purchase price of $661,000, which was paid through the issuance of 52,572 of our ordinary shares. In September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of e-Pilot and of POI were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006, Following the structural change, the Company has sold POI and e-Pilot to a third party. During 2005, we also established an affiliated company together with an Asian government entity, in the form of joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The appropriate foreign government’s entities approved the establishment of the joint venture. In May 2006, we completed the acquisition of InSeal SAS, a French company that provides an operating system for contactless applications to a variety of customers in the payments market, for a total of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments. In December 2006, we completed the acquisition of the main assets of Vuance ltd (Formerly SuperCom Ltd.), an Israeli smart card company, in consideration of 2,827,200 of our ordinary shares. The agreement provides for the purchase of Vuance’s International Project Solution (“IPS”) business, whose activities accounted for substantially all of Vuance’s revenue.

        For additional information concerning these transactions, see “C.  Organizational Structure” below.

B.	BUSINESS OVERVIEW

General

        We design, develop and market secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Because our cards contain a microprocessor, they can store and process information and run multiple applications. Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader. Our products combine the benefits of both microprocessors and contactless cards. We believe that we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use. In addition to contactless microprocessor-based smart cards, we also sell products that are based on other card technologies.

        Since our incorporation in 1990, we have focused on the development of our core technologies and our products based on our technological platform that consists of proprietary smart cards, smart card readers, software tools and secure communication technology. We currently offer three lines of solutions, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three vertical markets include:

—	Payment Solutions: we offer a cashless system and loyalty program to replace cash, which includes the contactless payments program offered by the major card associations including MasterCard’s PayPass™, Visa’s PayWave™, American Express’ ExpressPay™ and Discover’s Zip™. Our payment solutions also include EasyPark, our electronic parking payment system as well as our mass transit electronic payment system. OTI also offers the Hera, a completely automated laser-based production line for dual interface smart cards as well as manufacturing line for SIM cards;

—	Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel system; and

—	SmartID Solutions: OTI offers complete end-to-end in-house solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™ – a complete end-to-end in-house solution for electronic passports (e-Passport) & and national identity cards (national ID), Zeus –E-Passport and ID manufacturing line and MediSmart – a medical card for patient, doctor and benefit verification.

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

        We intend to enhance our position in the design and development of contactless microprocessor-based technology by expanding and strengthening our customer base through product and vertical market alliances, focusing on high margin offerings with recurring revenues such as transaction fees and licensing fee, leveraging our extensive patent and IP portfolio and maintaining our technology leadership position.

        We market our products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our headquarters in Israel and carried out through our subsidiaries in the U.S., Israel, America, Europe, Africa and the Far-East.

        For its great vision and commitment, the Company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

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

        The developers of contactless microprocessor-based smart cards face the following significant challenges:

—	Support of ISO standards. The International Standard Organization, or ISO, established standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443. Currently, two separate types of standards – Type A and Type B – have been approved by ISO. Because both standards are currently being used, only readers, such as ours, that can support both standards offer users the flexibility to use smart cards based on either standard.

—	Transfer of power to the card. Most providers of contactless smart card systems use a technology called resonant circuitry to create a magnetic field between the card and reader through which power is transferred to the card. Current limitations of resonant circuitry technology make this technology impractical for providing sufficient power to a microprocessor-based smart card in a contactless system. We have developed matched antenna technology that allows the efficient transfer of power.

—	Support of existing card-based infrastructure. Because of the large existing installed base of contact-based systems, there is demand for technologies that can support both contact and contactless applications with the same equipment. However, combined contact and contactless cards have traditionally contained two chips, one for use by contact-based systems and one for use by contactless-based systems. The use of two chips increases the cost of the card and the likelihood of discrepancies between the information stored on each chip by different applications. The use of two chips also limits the level of security to the level offered by the ASIC chip. We believe that the shortcomings of these dual contact/contactless cards create a need for a single chip that can work with both contact and contactless systems.

        Despite the challenges discussed above, contactless smart cards offer considerable advantages over traditional contact-based smart cards including:

—	Speed. Transaction time in contactless systems is shorter than in contact systems because it is not necessary to insert the card in, or swipe it through, a reader or otherwise position it in any specific direction. As a result, for systems that need to handle a large number of users over a short period of time, such as mass transit systems, contactless systems provide considerable time savings when aggregated over a large number of users while users save time on each of their transactions.

—	Convenience. Contactless systems simplify the way transactions are executed. For example, a shopper can pay for goods in a retail outlet simply by positioning a wallet containing a contactless smart card in close proximity to a reader positioned at the check-out, without the need to withdraw the card from the wallet.

—	Variety of forms. Because contactless smart cards do not need to fit into a slot in a reader, they can take a wider array of forms desired by smart card users and providers, such as key chains, tags, wristwatches and other forms.

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

—	Combining the advantages of contactless systems and microprocessor-based systems. Our technology successfully combines the features of microprocessor-based cards and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to contact cards

Faster transaction time	Shorter time to complete a transaction	More transactions per minute

Cards do not need to be inserted or put into readers	Easier to use and come in a variety of forms	Lower maintenance costs

Durability	The card lasts longer	Reduce card replacement cost

Benefits of microprocessors compared to ASIC or memory chips

Multiple applications	The card has multiple uses	Generates revenues from additional applications
Enhanced security	Information on the card is more secure	System is less vulnerable to fraud

—	Ease of transition from other card systems to contactless microprocessor-based systems. We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure. For example, as part of a project for MasterCard PayPass, we upgraded regular standard point-of-sales and that supported only magnetic stripe to support contactless microprocessor-based smart cards. We integrated our inlay solution with plastic card manufacturers to allow quick upgrade from regular credit cards to contactless operations.

—	Ease of transition from contact-based microprocessors to contactless microprocessors. Chip manufacturers and operating system providers can use our technology to upgrade their off- the- shelf products to support both contact and contactless operations. They can combine our technology with their microprocessor, enabling the microprocessor to support contact and contactless operations. By applying our patented hardware, customers can save months of development time and reduce the time to market for their products.

—	Support of multiple standards. Our readers are capable of supporting ISO 14443 Type A and Type B standards. Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

        Our goal is to be the leading provider of contactless microprocessor-based smart card products. Key elements of our strategy for achieving this goal include:

—	Enhance our technological position. We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

—	Expand our global market presence. We market our products through a global network of marketing subsidiaries in the U.S., Europe, Africa, the Far-East and our headquarters in Israel. We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

—	Increase our focus on generating high-margin, recurring revenues. We currently derive most of our revenues from one-time payments for our products and technologies. We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions or monthly licensing fees effected in systems that contain our products. For example, we have entered into such transaction fee arrangements with respect to our parking systems in Israel and our gasoline management systems in South Africa. By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate for the customer, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

—	Leverage existing relationships and seek new relationships. We have entered into a relationship with BP (formerly known as British Petroleum) to cover the South African petroleum market. Recently, the relationship was extended and expanded so that OTI granted BP a worldwide license for its petroleum payment solution. We have entered into this and other relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products. We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

—	Leverage presence in existing industries to enter into new industries. We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used. For example, users of the gasoline management system that we have sold to BP in South Africa will have the option to add a payment application to their card. The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so. We plan to generate additional revenues through the sale of products required to add and operate these applications.

—	Pursue strategic acquisitions. We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing and research and development capabilities. In this way, we plan to expand our product offerings and provide more comprehensive service to our customers. Since our initial public offering in 1999, we have acquired the SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards, InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services, ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, POI, an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves, (at September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of e-Pilot and of POI were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006, Following the structural change, the Company has sold POI and e-Pilot to a third party), and in May 2006 we completed the acquisition of InSeal, a French company providing an operating system for contactless applications for a variety of customers in the payments market. In December 2006, we completed the acquisition of the main assets of Vuance (formerly SuperCom) Ltd., an Israeli smart card company, including the purchase of Vuance’s International Project Solution (“IPS”) business. In February 2007, we completed the purchase of the smart card module production line of Barun Electronics Co. Ltd., a Korean company.

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

        In 2000, our antenna module was awarded the annual prize of the European Smart Card Applications and Technology organization for the most innovative achievement for smart cards in 1999

Communications technology

        We have developed a unique communications technology that includes:

—	a set of rules, or a protocol, that is designed to ensure that information is properly transmitted from the reader to the card, and vice versa;

—	an additional layer of coding that makes the transmission of information more difficult to intercept and read, thus providing enhanced security; and

—	a technique that reduces the effect of background interference on the quality of the transmission.

Microprocessor chip and operating system design know-how

Through our acquisition of the SoftChip Group, we are skilled in the design of microprocessors and development of operating systems for smart cards. SoftChip acquired its know-how through its involvement in the design of microprocessors for smart cards on behalf of leading microprocessor manufacturers.

Production machinery and testing tools

We have introduced production machinery to support the demand for dual interface cards and e-passports. Zeus is the product line of machinery for manufacturing electronic passports and Hera is the product line of machinery for manufacturing of contact/contactless ID and EMV compliant cards.

The solutions offer completely automated production lines increasing efficiency, speeding up the manufacturing process, saving on manpower and reducing the chance for human error.

The manufacturing solutions was designed and developed based on years of extensive experience and know-how at OTI’s subsidiary, MCT, based in Shenzhen, China. The production line implements cutting edge technologies, such as laser soldering and vision systems, meant to provide customers with an advanced solution for manufacturing the most reliable and durable Dual Interface Smartcards in a cost effective manner. The solution is based on patented processes and on proprietary manufacturing methods and techniques. The machine increases the yield of qualified products, reduces the time spent on trouble-shooting, and is easy and relatively inexpensive to maintain.

In addition to the dual interface card production line, OTI has also designed and developed a series of electronic passport testing equipment to enable e-Passport manufacturers to independently run ICAO’s durability tests and assure that best products are shipped to consumers. The lab equipment market consists of labs, government printing offices and e-Passport manufacturers.

Products

The OTI Platform

        Substantially all of our products are based on a common platform, which we refer to as the OTI Platform. The OTI Platform incorporates our patented technologies and consists of:

—	smart cards, which can take a variety of forms including tags, stickers, wristwatches, key chains and plastic credit card-sized cards;

—	smart card readers;

—	smart card operating system;

—	software that enables the development of applications on contactless microprocessor-based smart cards; and

—	a method of communications that regulates the transmission of data between a contactless smart card and a reader.

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

Our Products

Our products consist of:

Payments Solutions

        We typically design our payment solutions while teaming up with financial institutions and back office providers. These solutions offer a cashless system and loyalty program for small purchases, such as fast food, drug stores and movie tickets. Our payment solutions include the following:

—	PayPass™. OTI is supplying key components of the technology for multiple contactless payment programs, driven by major card associations: MasterCard International’s PayPass™ program, Visa’s PayWave™, ExpressPay™ from American Express and Discover’s Zip™. The program is focused on replacing cash. After initial pilots in the U.S., the program has expanded to Europe, Canada and Asia. OTI is providing cards, key fobs, smart stickers, operating system, readers and more for this program.

—	E-purse (Stored Value Cards). We have developed and have began to market a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

—	Parking payment system. Our electronic parking payment system, which we refer to as EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees. Drivers are issued contactless microprocessor-based smart cards, or EasyPark cards, to replace existing parking payment methods, including parking meters. The EasyPark card stores the amount of money that is available for payment of parking fees. A driver can increase the balance at special self-service kiosks placed at convenient locations. Compliance with parking regulations is monitored by inspectors using specially designed hand-held terminals.

In May 1999, the EasyPark system was selected as the national parking system for Israel. During 2000, the system was widely implemented throughout Israel. In 2005, the Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. The program currently has more than 500,000 subscribers, and is currently in use in 30 cities across the country. We are currently marketing the EasyPark system through our global network of subsidiaries.

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

The following diagram illustrates a typical wireless GMS system:

We commenced sales of GMS in 1995. Our petroleum solution is being used by a number of petroleum companies, such as Chevron, BP South Africa and Turcas in Turkey

Smart ID Solutions.

        Our smart identification products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information. OTI’s MAGNA™ modular platform offers short implementation and quick integration with the country’s existing border control system and provides external interfaces to digital Certificate Authority (CA) for signature verification. It offers a migration path to additional e-Gov applications and to additional electronic ID documents, such as National IDs, Voter IDs Driver Licenses, and more. Our MAGNA™ end-to-end system includes:

—	Enrollment and personalization infrastructure including image and data enrollment, ePassport personalization, secured materials management system, digital signature certificate generator, and ePassport quality assurance and issuing stations.

—	OTI’s ePassport based on OTI’s Hercules™ operating system.

—	Border control system based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive unequivocal identification using a combination of two machine readable biometric applications – fingerprints and facial recognition.

—	MediSmart. Our MediSmart product is designed to securely process and manage medical information by providing doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history. This information can be automatically updated after each treatment. Treatment information can be automatically transferred to the insurance provider’s computer system. This product reduces costs to medical providers, provides increased security for a patient’s medical history and improves the quality and speed of service to patients. We began field tests of the product in South Africa in 2003, and the product was successfully deployed in June 2004 by CareCross Health, the leading primary healthcare provider in South Africa.

—	We have introduced production machinery to support the demand for dual interface cards and e-passports. Zeus is the product line of machinery for manufacturing electronic passports and Hera is the product line of machinery for manufacturing of contact/contactless ID and EMV compliant cards. The solutions offer completely automated production lines increasing efficiency, speeding up the manufacturing process, saving on manpower and reducing the chance for human error.

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

        In 2005, we partnered with STMicroelectronics to supply Visa International with a contactless payment solution. Under the agreement, STMicroelectronics provides the contactless microcontroller and OTI provides the operating system and application, as well as the contactless card technology including the inlay technology.

Customer service and technical support

        We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of 22 employees consisting of twelve employees located in our corporate headquarters in Rosh Pina, Israel, five employees in Africa, two employees in the United States and three employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries. The subsidiaries, in turn, provide 24-hour customer support, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Sales and marketing

        We have built a global network of subsidiaries through which we sell and market our products. As of December 31, 2007, we had a total sales and marketing staff of 41 employees in five locations. We market our products in the Americas through OTI America, which employs five people in sales and marketing. In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing. In Europe, we sell and market through InterCard Systemelectronic, Inseal and ASEC, which together employ seven people in sales and marketing. In Israel, we sell and market through our headquarters in Rosh Pina, which employs ten people in sales and marketing. In the Far East, we sell and market through MCT, which employs eleven people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition. Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, and conducting speaking engagements and advertising in industry publications. We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

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

Manufacturing

External manufacturers and suppliers

        We currently purchase substantially all of the hardware and software components of our products from third-party suppliers and outsource some of the manufacturing and assembling of our products to manufacturing subcontractors. We have not entered into long-term supply contracts. Instead, we purchase components on a purchase order basis. Our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit dependence on any one supplier or manufacturer.

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

        MCT, our Chinese subsidiary, owns a manufacturing facility in China for the manufacturing of Inlays, cards and machineries.

Description of Principal Markets.

See description under Item 5. A.

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

Research and development

        We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies. Accordingly, we intend to continue devoting substantial resources to research and development. We are paying royalties to the Government of Israel at a rate of 3%-3.5% of sales of the products that the Government of Israel participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval. The following table describes our research and development activities during each of the past five years:

	2003	2004	2005	2006	2007
	(Dollars in millions)

Our expenditures net of grants from the OCS	$2.3	$3.2	$4.8	$7.1	$12.3
Our net expenditures as a percentage of annual
revenues	12%	14%	13%	17%	28%
OCS grants	$0.9	$0.4	$0.6	$0	$0

        Our research and development activities focus on three areas:

—	implementing our core technologies in microprocessors and readers;

—	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

—	developing new innovative technologies related to the operation of contactless microprocessor- based smart cards.

        At December 31, 2007, we employed 120 employees in our research and development department. Our main research and development facilities are located at our headquarters in Rosh Pina, Israel. We believe that our success is based on our experienced team of senior engineers and technicians who have on average 13 years of experience in their respective fields. Our research and development facilities are ISO 9001:2000 certified.

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

        Patents

Title	Status
System and Method For The Non-Contact
Transmission of Data.

Contact/Contactless Data Transaction Card.

Smart card amenable to assembly using two
manufacturing stages and a method of
manufacture thereof.

Contact/Contactless Smart Card having
Customizable Antenna Interface

Data transaction system for process
monitoring and event tracking

Contactless data transaction tag having a
coil antenna mounted in association with a
band

Self-closing cap for the filling neck of a
container

System for monitoring parked vehicles

Tamper - Free and Frogery -Proof Passport
and Methods for providing same

Method of forming a dual-interface IC card
and a card formed of such a method

Smart Identification Document

Apparatus and process for producing
Document Core Inlays for smart cards travel
documents.

Multi-function contactless data transaction
transponder.

Method and apparatus for bulk testing of
smart card devices.	Patents granted in the United States, Israel, Canada,
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

Patent granted in Israel. The patent expires in 2018.

Patents granted in the United States, Hong Kong, Israel,
Germany, France, Italy, Spain, United Kingdom and Australia.
The Israeli patent expires in 2018 and the other patents
expire in 2019.

Patent granted to Easy Park in Israel, South Africa, the
United States, Hong Kong, France, Germany, United Kingdom,
Greece, Italy, The Netherlands and Spain. Except Israeli
patent which expires on July 2011, the other expires on July
2012.

Patent granted in the U.S and assigned to OTI. The patent
expires in 2024.

Patent granted in the U.S. and assigned to OTI. The patent
expires in 2022.

Pending Patent applications in Canada, the European Patent
Office, Australia, Singapore, New Zealand, India, Israel,
South Africa, ARIPO, EURASIA and the United States.

PCT application was filed during January 2006.

PCT application filed on October 2006.

PCT Application filed on January 2007. Pending Patent
application in Taiwan and Thailand.

Title	Status
Fob having a clip and method of manufacture
thereof.

Interface Card And Apparatus And Process
For The Formation Thereof.

Data Transaction card having a tunable coil
antenna with reduced footprint

Electronic interface apparatus and method
and system for manufacturing the same

Mobile telecommunication device having SIM
antenna coil interface

Contactless smart SIM

Method and manufacture of smart card
embedded Inlay

Electronic inlay structure and method of
manufacture thereof

Manufacture of smart card inlay.	Patent application was filed in Israel and in South Africa
as well as a PCT Application on December 2006. National
phase of PCT entered in Europe, China, U.S.

Pending short term patent application in Hong Kong on April,
2007.

PCT Application filed on January 2007.

PCT application was filed on November 2007. Pending
application in Taiwan, Chile, and Thailand.

Pending Patent application in Israel

Pending Patent application in Israel.

Pending Patent application in the US .

Pending Patent application in the US.

Pending Patent application in the US.

        We cannot be certain that patents will be issued with respect to any of our pending or future patent applications.  In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged.

Competition

        Contactless microprocessor-based products and technologies. We anticipate competition in sales of our products, systems and technologies from other providers of contactless microprocessor-based smart card technologies. We expect competition to intensify as our competitors commit greater resources to the development of contactless microprocessor-based smart cards. Some of the larger chip manufacturers that operate in the smart card market, including Atmel, STM, Infineon and NXP Semiconductors, have announced that they are developing contactless microprocessor-based smart cards.

        Contactless ASIC-based products and technologies. We compete with contactless ASIC-based technologies developed primarily by NXP Semiconductors, which comply with ISO 14443 and which are used by some of the largest manufacturers of smart cards, including Gemalto and Giesecke & Devrient, and Sony’s contactless ASIC-based technology that is not ISO compliant. Other companies offer contactless ASIC-based systems for specific applications. In addition, Orpak Industries, Ltd. and Roisman Engineering Ltd., both based in Israel, also offer gasoline management systems, which use simple ASIC-based devices powered by batteries and that are not ISO-compliant .

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

        Machinery and Card Production. We anticipate competition in sales from other providers of machinery and card production felicities. We expect competition to intensify as our competitors commit greater resources to the development of machinery and card production facilities. Some of the larger chip manufacturers that operate in the smart card market have announced that they are developing machinery and card production facilities.

C.	ORGANIZATIONAL STRUCTURE

ITEM 1.

        The chart below describes the corporate structure of our principal subsidiaries and major affiliates.

On Track Innovations

Ltd.

Israel

Easy Park Ltd.

Israel

Soft Chip Technologies

(3000) Ltd.

Israel

OTI America, Inc.

Delaware

OTI Africa, Inc.

South Africa

ASEC Spolka

Akcyjna

Poland

Easy Park Israel Ltd.

Israel

Millennium Cards

Technology Limited

Hong Kong, China

Millennium Cards

Technology Limited

Shenzhen, China

100% (2)

60% (6)

InterCard GMBH

Systemelectronic

Germany

49%(5)

100%

100%

100%(7)

100%

100%(3)

100%

Joint Venture

92.5% (1)

100%(4)

InSeal SAS

France

(1)	The remaining shares of Easy Park Ltd. are held by two investors.
(2)	Including 10% of the shares of Easy Park Israel Ltd. that we hold directly.
(3)	We acquired a 51% interest in our existing InterCard Systemelectronic and our former InterCard Kartensysteme subsidiaries in June 2000. We acquired the remaining 49% interest in these subsidiaries in January 2001. We sold InterCard Kartensysteme in October 2004.
(4)	We acquired ASEC in October 2004.
(5)	We established the joint venture during 2005
(6)	We established Millennium Cards Technology Limited during 2006.
(7)	We acquired InSeal SAS in May 2006.

Easy Park Ltd.

        Easy Park Ltd. developed our EasyPark system. Easy Park is incorporated under the laws of the State of Israel. By reason of our ownership of 92.5% of Easy Park’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

        Our Easy Park system was selected as the national parking system for Israel.

The SoftChip Group

        On January 28, 2000, we acquired from Michael and Yael Cohen all of the shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., which we refer to collectively as the SoftChip group, in exchange for 12,119 of our ordinary shares. The closing price of our ordinary shares on this date was EUR103.30 per share (equivalent to $100.90 per share). It was agreed that Michael Cohen would continue as chief executive officer of SoftChip Technologies (3000) Ltd. pursuant to an employment agreement with a six year term. Michael Cohen’s employment agreement was terminated on March 31, 2003 and instead we have hired Michael Cohen to provide services as a consultant. We also granted Michael Cohen options to purchase 10,000 of our ordinary shares at an exercise price of $30.00 per share as part of this acquisition.

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

OTI America, Inc.

        OTI America, Inc., our U.S. subsidiary, is headquartered in Fort Lee, NJ, and incorporated in Delaware, and provides marketing and customer support services for our products in North and South America. In addition, our global marketing and strategy development is headed from OTI America.

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

        Millennium Card’s Technology Limited

        On September 1, 2006, we completed a structural change in the Far-East, under which the operations of POI and of e-Pilot were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006. Following the structural change, the Company has sold its shares in POI and e-Pilot for a total consideration of $200,000 and recorded a $122,000 gain from sale of subsidiaries.

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

        OTI America, Inc. leases an aggregate of 4,375 square feet of office space in Fort Lee, New Jersey pursuant to a lease that expires on August 31, 2009. OTI Africa Ltd. owns an aggregate of 770 square meters of office space in Century City, South Africa. ASEC leases an aggregate of 495 square meters of office space in Krakow, Poland pursuant to a lease that expires on July 31, 2008, with an option to extend the lease for an additional year, and 169 square meters of office space in Warsaw , Poland.

InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany. The area is being used commercially for its manufacturing facility.

        MCT leases office space in Futian, Shenzhen with areas of 4,779 square meters and 2,732 square meters pursuant to leases that expires on August 31, 2008 and January 16, 2012 respectively. The office space is currently being used for its manufacturing facility. Additionally, MCT leases office space in Causeway Bay, Hong Kong with areas of 132 square meters pursuant to a lease that expires on May 13, 2009. The office space is used for administrative purpose.

        InSeal leases an aggregate of 220 square meters of office space in Marseille and Paris, France.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in Item 3D of this annual report. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in “Item 18. Financial Statements” of this annual report.

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements contained in “Item 18. Financial Statements.”

Overview

We design, develop and sell contactless microprocessor-based smart card systems. Our headquarters and main research and development activities are in Israel. Our sales and marketing efforts are directed from our Israeli headquarters with additional sales support offices located in U.S. subsidiary, OTI America, located in Fort Lee, New Jersey, Europe, South Africa and the Far East. Our packaging, assembly and manufacturing facilities are located in Israel, Germany and Far East.

Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards, inlays, readers and machines ) that we sell to original equipment manufacturers, OEMs, as well as other cards manufactures and companies for sale or incorporation into their own products. Our three complete system product lines include:

—	Payments Solutions: we offer financial institutions a cashless system and loyalty program to replace cash, which includes the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system as well as cards, inlays and machineries for the production of SmartID solutions as well as production line for SIM cards;

—	Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel systems; and

—	Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards. We also offer cards, inlays and machineries for the production of SmartID solutions.

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

We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2005, 2006 and 2007, product sales to OEMs accounted for $6.9 million, $7.8 million and $8.7 million, respectively, of our total revenues.

We began marketing cards, inlays and machineries following our acquisitions of MCT, e-Pilot and POE .

We have reported net losses for each year that we have been in business. Our business tends to be seasonal, with greater sales in the third and the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2008 and we also cannot assure you that we will be profitable in either of the last two quarters of 2008, or afterwards.

Sources of Revenue

We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems and its components. We anticipate that revenues from sales will continue to represent the substantial majority of our revenues in the future. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from non-recurring engineering, customer services and technical support. We anticipate that revenues from licensing and transaction fees will make a proportionally greater contribution to our total revenues and that revenues from sales will make a proportionally smaller contribution to our revenues in the future.

During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2005		2006		2007

Sales	$32,266	90%	$35,171	87%	$40,854	94%
transaction fees	3,398	10%	5,382	13%	2,631	6%

	$35,664	100%	$40,553	100%	$43,485	100%

Sales increased by $2.9 million and $5.7 million in 2006 and 2007, respectively. The increase in 2006 is mainly attributed to increase of sales of our smart ID products and solutions and its components, in 2007 is mainly attributed to an increase in sales of Petroleum products, Payments products and its components, and OEM.

Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products. Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products, the decrease in 2007 compare to 2006 is primarily consisted of a decrease in China ID.

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

        We have historically derived revenues from different geographical areas. The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2005	$3,781	11%	$9,266	26%	$5,397	15%
2006	$3,200	8%	$14,065	35%	$11,958	29%
2007	$4,710	11%	$17,924	41%	$9,024	21%

	North, Central and South America		Israel

2005	$14,123	39%	$3,097	9%
2006	$8,174	20%	$3,156	8%
2007	$7,569	17%	$4,258	10%

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

Cost of revenues and gross margin

Our cost of revenues, by revenue source, and gross profit, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2005	2006	2007

Cost of revenues
Sales	$21,629	$21,871	$25,918

Licensing and transaction fees	-	-	-

Total cost of revenues	$21,629	$21,871	$25,918

Gross profit	$14,035	$18,682	$17,567

        Sales. Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products. The increase in 2007 is primarily the result of increased sales which generated corresponding increased costs during the years covered by the table, and dueto increase in costs associated with the revenue mix in the Year Ended December 31, 2007 in compare with the same period in 2006.

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2005	2006	2007

Operating expenses
Research and development	$5,405	$7,065	$12,265
Less - participation by the Office of the
Chief Scientist	618	--	--

Research and development, net	4,787	7,065	12,265
Selling and marketing	7,620	7,072	9,670
General and administrative	9,666	11,948	17,593
Amortization of intangible assets	700	821	1,314
Expenses relating to raising of capital,
exchange of subsidiary's employees
equity interest in equity interest of
the Company and new acquisitions in the
Far East*	1,768	--	--
Gain from sale of subsidiary	(374)	(122)	--

Total operating expenses	24,167	26,784	40,842

Operating loss	$(10,132)	$(8,102)	$(23,275)

* Consist of internal employee costs from:
Research and development	$78	$-	$-
Selling and marketing	231	-	-
General and administrative	1,459	-	-

	$1,768	$-	$-

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in 2006 as compared to 2005 was primarily due to a $1 million expense incurred from the adoption of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), due to the Company’s decision to cease its participation with the OCS and from increase of expenses related to salaries that resulted from an increase of 18 employees. The increase in 2007 as compared to 2006 was primarily due to $3.6 million increase in expenses related to salaries that resulted from increase of 17 employees, mainly following to the acquisitions of InSeal during May 2006, the IPS division of Vuance (formerly SuperCom) which took place at December 31, 2006 and $862,000 million increase in compensation expenses, in accordance with SFAS No. 123(R), and due to $845,000 million increase in expenses related to subcontractors, and rental expenses Our research and development expenses may increase in the future as we continue to develop new products and new applications for our existing products.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The decrease in 2006 as compared to 2005 was primarily due to decrease in expenses related to salaries that resulted mainly from a decrease of $1.3 million of expenses related to options granted to employees that was partially off-set by an increase of 8 employees. Due to the adoption of SFAS No. 123(R) the Company incurred in 2006 compensation expense of $115,000.The increase in 2007 as compared to 2006 was primarily due to $1.4 million increase in expenses related to salaries that resulted from increase of employees, mainly following to the acquisitions of InSeal during May 2006 and of the IPS division of Vuance (formerly SuperCom) which took place at December 31, 2006, and due to $678,000 million increase in expenses related to our marketing efforts in new and existing markets.

        Our selling and marketing expenses may increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and in the event that we hire additional personnel.

        General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management, such as management fees and travel expenses, as well as financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses and insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business and provision for doubtful accounts. The increase in 2006 as compared to 2005 is primarily attributed to a $1.2 million expense incurred from the adoption of SFAS No. 123(R), to the Chinese subsidiaries which were acquired during the third quarter of 2005, and to an increase in professional services. The increase in 2007 as compared to 2006 is primarily attributed to $2.5 million provision for doubtful accounts for the Year Ended December 31, 2007, $1.2 million increase in compensation expenses, in accordance with SFAS No. 123(R), and due to $1 million increase in expenses related to professional and rental expenses General corporate and administrative expenses may increase in the future as we continue to expand our operations.

        Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company and new acquisitions in the Far East In 2005, the expenses in the amount of $1.8 million resulted from our activity in connection with the acquisitions in the Far East.

Financing income, net

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

        Our financing income, net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2005	2006	2007

Financing income	$897	$2,459	$2,800
Financing expenses	(228)	(747)	(938)

Financing income , net	$669	$1,712	$1,862

Net loss

        Our net loss decreased in 2006 as compared to 2005 primarily due to increase in our gross profit partially offset by increase in operating expenses as mention above. The increase in 2007 as compared to 2006 is primarily due to increase in our operating expenses as mention above and decrease in our gross margin primarily due to decrease in revenues from licensing and transaction fees.

        Our net loss for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2005	2006	2007

Net loss	$(9,113)	$(6,604)	$(20,643)

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

        Goodwill and other intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using a discounted cash flow analysis. The test was based on the Company’s single reporting unit structure. During the years 2005, 2006 and 2007, no impairment losses were identified.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

Goodwill and other intangible assets, net, amounted to approximately $27.9 million as of December 31, 2007. If these estimates change in the future, we may be required to record impairment charges for our goodwill. As of December 31, 2007 no impairment charges were required.

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

On January 1, 2006, the Company adopted SFAS 123(R) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS No. 123(R) using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). As a result of adopting SFAS 123 (R), the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the $833 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that are both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123 (R). The net effect has no change in total shareholders’ equity.

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

During 2007 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price as of the day of grant.

Recently Issued Accounting Guidance

In September 2006, the Financial Accounting Standards Board (“FASB”) issued No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants proposed a one-year deferral of Statement 157‘s fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to irrevocable choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in results of operations at each subsequent reporting date. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-03 is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company does not believe that the adoption of the provisions of EITF 07-03 will materially impact its financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist. We had cash and cash equivalents of $35.5 million as of December 31, 2007 and $30.0 million as of December 31, 2006. In addition, we had short-term investments of $6.4 million (representing U.S. treasury securities) as of December 31, 2007 and $18.2 million as of December 31, 2006. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31, 2007 we have used $6.3 million from operating activities primarily due to $20.6 million net loss, from $2.8 million increase in inventories due to purchasing for future and existing orders, $1.0 million minority interest , and $686,000 increase in other receivables and prepaid expenses, partially offset by $6.9 million of stock based compensation issued to employees and others, $3.3 million increase in trade payables,net, $2.6 million decrease in trade receivables, $2.6 million depreciation, $2.0 million increase in other current liabilities, $1.3 million amortization of intangible assets, $358,000 equity in net losses of an affiliated company and $283,000 increase in accrued severance pay, net. For the year ended December 31, 2006 we used $3.5 million of cash in operating activities primarily due to our net loss of $6.6 million, $3.2 million increase in inventories, $2.4 million increase in trade receivables, $2.1 decrease in other current liabilities and due to $625,000 of minority share in loss of subsidiaries, partially offset by $3.8 million stock-based compensation related to options and shares issued to employees and others, $2.6 million increase in trade payables, $1.9 million charge for depreciation of our property and equipment, $1.1 million decrease in other receivables and prepaid expenses, $1.1 million equity in net losses of an affiliated company, $821,000 amortization of intangible assets and $796,000 increase in accrued severance pay, net.

        Investing and financing activities. For the year ended December 31, 2007, net cash provided by investing activities was $6.6 million, mainly due to a $148 million proceeds from maturity of available-for-sale securities and $837,000 receipt on account of loans and receivables, partially offset by $136.1 million investment in available-for-sale securities and $6.2 million purchase of property and equipment. For the year ended December 31, 2006, net cash used in investing activities was $1.1 million, mainly due to a $23.6 million investment in available-for-sale securities and to $3.1 million investment in equipment purchases, partially offset by $25.4 million proceeds from maturity of available-for-sale securities and $350,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004.

        For the year ended December 31, 2007, net cash provided by financing activities was $5.1 million, mainly due to $4.8 million increase in short-term bank credit, net and $739,000 proceeds from long-term loans partially offset by $495,000 repayment of long-term bank loans. For the year ended December 31, 2006, net cash provided by financing activities was $4.9 million, mainly due to $3.2 million due to exercise of options and warrants, $1.5 million of proceeds from minority in subsidiary and $978,000 from long-term bank loans, partially offset by $570,000 repayment of long-term bank loans and by $231,000 decrease in short term credit.

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

Interest Rate Risks

        We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2007, we had fixed interest rate loan obligations of $2.9 million. Of this amount, $1.6 million was denominated in Euro, $1.2 million was denominated in USD $96,000 was denominated in Polish Zloty and, $69,000 was denominated in South African Rand. These loans will be repaid during the next five years.

The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of this devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, and we cannot assure you that we will not be adversely affected in the future.

        The annual rate of inflation (deflation) in Israel was 3.4% in 2007 (0.1%) in 2006 and 2.4% in 2005. The NIS revalued by approximately 9.0% and 8.2% in 2007 and 2006, respectively, against the U.S. dollar.

        The functional currency of InterCard Systemelectronic and Inseal SAS is the Euro and of ASEC Spolka Akcyjna is the Polish Zloty and the functional currency of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the Euro, the Polish Zloty and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We cannot assure you that we will not be adversely affected in the future.

Corporate Tax Rate

On July 25, 2005 the Knesset, the Israeli Parliament, passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005, or the Amendment. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. As of December 31, 2007, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $55.6 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2007, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

        Until 2005 we participated in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade (“OCS”) that support research and development activities. We received and obtained grants of $618,000 in 2005 from OCS. Under the terms of these grants, a royalty of 3% to 3.5% of the sales of products must be paid to the OCS, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid. In 2006 we decided to cease our participation with the OCS.

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2007, we have received a total of $4.7 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future. Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Discussed above in "Item 5.A. Overview."

D.	TREND INFORMATION

        Discussed above in "Item 5.A. Overview."

E.	OFF BALANCE SHEET ARRANGEMENTS

        None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2007, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows: (in thousands)

	2008	2009	2010	2011	2012 and thereafter	Total

Operating lease obligations	$1,027	$573	$349	$325	$190	$2,464
Long-term debt obligations	$495	$548	$453	$209	$1,221	$2,926
Total	$1,522	$1,121	$802	$534	$1,411	$5,390

We shall also pay royalties to the Office of the Chief Scientist as discussed above in B, Liquidity and Capital Resources.

For additional information on our contractual obligations as of December 31, 2007, under long-term bank loans and operating leases, see Notes 8 and 9 to our consolidated financial statements. For a description of liens on our assets see Note 9C to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Management

        The following table sets forth certain information concerning our current directors and executive officers, including officers of certain of our subsidiaries:

Name	Age	Position

Oded Bashan (1)	61	Chief Executive Officer, Chairman and Director
Ronnie Gilboa	51	Vice President - Projects and Director
Guy Shafran	35	Chief Financial Officer, Chairman and President of Millennium Cards Technology Ltd.
Moshe Aduk	51	Vice President - Gasoline Management System
Nehemya Itay	58	Vice President - Hardware Engineering
Ohad Bashan	37	President, Chief Marketing Officer; Chief Executive Officer, OTI America, Inc., and Director
Eliezr Manor (1)(2)(3)	60	Director
Ora Setter (1)(2)(3)	57	Director
Eli Akavia (1)(2)	60	Director
Raanan Ellran (1)(2)(3)	59	Director
Shlomo Tussia-Cohen (1)(2)(3)	36	Director

(1) Compensation committee member
(2) Audit committee member
(3) External director

        Oded Bashan co-founded the Company in 1990 and has continued to serve as our Chief Executive Officer and Chairman since that time. Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990. Mr. Bashan is Chairman of OTI America, Inc., OTI Africa Ltd., SoftChip Technologies (3000) Ltd., Easy Park Ltd. and Easy Park Israel Ltd. and a director of ASEC, Millennium Card’s Technology Ltd., and Z.H.R. Industrial Park Company Ltd. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion. He is currently a member of the trustee committee of the Tel-Chai College and a member of the consulting committee for the Executive MBA program at Bar Ilan University. Mr. Bashan holds both a B.Sc and an M.Sc in economics and business management from the Hebrew University of Jerusalem.

        Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date has served as our Vice President-Projects. He serves on the board of directors of OTI America, Inc., ASEC S.A, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd., Softchip Technologies (3000) Ltd and Origin GPS. Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990. Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion (Israeli Institute of Technology).

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

        Ohad Bashan has served as President and Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development since June 2000 and was appointed as the President of the Company commencing in August 2007, pursuant to which he relocated from the U.S. to the Company’s headquarters in Israel and stepped down from his office as the President of OTI America, however, remained his position as Chief Executive Officer and a director of OTI America, Inc., which he holds since 1998, and as a director of our board, and Millennium Card’s Technology Ltd. since 2005. From 1996 to August 1998, he was our business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

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

        Raanan Ellran served as a director between 1999- 2005, resuming the position in July 2007. In addition, he currently serves on the board of directors at AAI Ltd., an Israeli internet software designer and at Rafael Advanced Defense Systems Ltd (between 2002-2005, resuming the position in 2006) on the board of directors, as Chairman of the Finance Committee, and as Chairman of the Investment Committee. Previous positions as board member include the First International Bank, Dikla Mutual Funds Management Company, F.I.B.I. Holding Company Ltd. (until October 2006), and First International Bank of Israel, Provident and Pension funds (between 1993-1998). Between 1997- 2002 he served as the General Manager of Assuta Medical Centers, between 1995 to 1997, he served as the General Manager of Ratfon Import Ltd., and prior to that he was the General Manager of ACE Hardware (Israel) Ltd. (1994-1995).

B.	COMPENSATION

Executive Compensation

        The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” in the year ended December 31, 2007 was $1,530,000. This amount includes approximately $280,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel.

        Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board. Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors. The aggregate amount paid by us and our subsidiaries to our non-executive directors listed above under “Management,” in the year ended December 31, 2007 was $70,000.

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

        Agreement with Ronnie Gilboa. The employment agreement of Ronnie Gilboa, dated July 1, 1999, provides for a five-year term ended on June 30, 2004, and was extended automatically for a non-determined period. Mr. Gilboa may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case on six months’ notice. In the event of termination, Mr. Gilboa is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment. On July 2007, Mr. Gilboa’s employment agreement was amended to include a commission of one (1%) percent from the net revenues and five (5%) percent from the net royalty payments and net NRE payments (i.e., after deduction of applicable tax) from projects resulting from his direct contribution.

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

        Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan with OTI America, Inc., dated October 6, 2005, was approved by OTI America, OTI and our General Meeting of shareholders on November 12, 2005. On June 2007 the Company assumed his employment agreement and he was appointed as the President of the Company commencing in August 2007, pursuant to which he relocated from the U.S. to the Company’s headquarters in Israel and stepped down from his office as the President of OTI America, however, remained his position as Chief Executive Officer and a director of OTI America, Inc. Mr. Bashan may terminate his employment on six months notice and we may terminate his employment on six months notice.  In the event we terminate his employment, Mr. Bashan shall be entitled to six months severance payments with full terms and benefits, and shall be entitled to severance payment in an amount equal to two monthly salaries for each year Mr. Bashan was employed with the Company or OTI America, in addition to all benefits and salary Mr. Bashan is entitled to during the six month period. In addition to his monthly salary, Mr. Bashan shall be entitled to receive a special annual bonus of 0.5% of the annual sales in the Americas markets. The bonus will be paid during the month of April of the following year of the actual sales, as recognized in OTI’s financial statements.    In addition, OTI America has the right to assign Mr. Bashan’s employment agreement to us, and require Mr. Bashan to relocate to Israel.

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

        Our board of directors appoints our chief executive officer. Each of our executive officers serves at the discretion of the board of directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal. Except for Ohad Bashan, our President and Chief Marketing Officer, and Chief Executive Officer of OTI America, who is the son of Oded Bashan, our co-founder and chairman of our board of directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

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

        In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of the NASDAQ Global Market listing requirements. Our directors Shlomo Toussia-Cohen, Eliezer Manor and Ora Setter, qualify as external directors under the Companies Law and independent directors under the NASDAQ Global Market listing requirements. In addition, our directors Eli Akavia, CPA and Raanan Ellran are qualified as an independent director under the NASDAQ Global Market listing requirements.

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

Exculpation, Indemnification and Insurance of Office Holders

        Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care and only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision, but do not reflect the amendments to the Israeli Companies Law in this respect. A company may not exculpate an office holder in advance from his liability towards the company, which is caused by a breach of duty of care in case of distribution (as defined in the Companies Law). A company may not exculpate an office holder for breach of duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

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

        The current members of our compensation committee are Oded Bashan, Eliezer Manor, Shlomo Toussia-Cohen, Ora Setter, Raanan Ellran and Eli Akavia.

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

        The current members of our audit committee are Shlomo Toussia-Cohen, Ora Setter, Eliezer Manor, Raanan Ellran and Eli Akavia, all of which are “independent directors.” Eli Akavia is the Audit Committee’s Chairman, and our board has determined that he is an “Audit Committee Financial Expert.”

Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor that is recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or the independent accountant’s representative. The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager. During 2007, our audit committee recommended and our board of directors appointed Rosenblum Holzman & Co., as our internal auditors.

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

        The Companies Law applies the same disclosure requirements to a controlling party of a public company that it applies, as described above, to an office holder. For these purposes a “controlling party” is any person possessing the ability to direct the activities of the company, including a shareholder which holds 25% or more of the voting rights of the company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a person whose power is derived solely from his or her position on the board of directors or from another position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be joint shareholders. Extraordinary transactions with a controlling party or in which a controlling party has a personal interest, and the engagement and terms of compensation of a controlling party or his family members, require the approval of the audit committee, the board of directors and the shareholders. Shareholder approval must be by a majority of shares voted at the meeting, including at least one-third of the shares of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

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

Compensation Committee Interlocks and Insider Participation

        Other than Oded Bashan, who serves as a member of our compensation committee, none of the members of our compensation committee or audit committee is currently, or has ever been at any time since our formation, an officer or employee of our company. All compensation arrangements of our executive officers are determined by a majority of our independent directors in accordance with NASDAQ marketrules.

D.	EMPLOYEES

        The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2005	2006	2007

Sales and marketing	31	39	41
Research and development	86	103	120
Manufacturing and operations	361	301	373
Customer support	21	20	22
Management and administration	127	125	126

Total	625	588	682

        The increase in the number of our employees in 2007 compared to 2006 was mainly in manufacturing and operation in the Far East in addition research and development increased due to the acquisitions of the IPS division of Vuance (formerly SuperCom) which took place on December 31, 2006. Of our employees, on December 31, 2007, 133 were based in Israel, 12 in the United States, 114 in Europe, 33 in South Africa and 390 in the Far East.

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

        The following table sets forth certain information as of March 31, 2008 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers:

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	3,903,942	19.63%
Ronnie Gilboa (2)	192,089	***
Guy Shafran (3)	69,003	***
Moshe Aduk (4)	181,163	***
Nehemya Itay (5)	171,689	***
Ohad Bashan	203,997	1.03%
Shlomo Tussia-Cohen (6)	70,000	***
Eliezer Manor (7)	108,500	***
Ora Setter (8)	30,000	***
Eli Akavia (9)	65,000	***
Raanan Ellran (10)	50,700	***

All executive officers and directors as a group	5,046,083	25.37%

*** Less than 1%

(1)	Includes 711,663 ordinary shares held by Mr. Bashan. Also includes 7,462 ordinary shares held by Mr. Bashan’s wife. Also includes options held by Mr. Bashan to purchase 150,000 ordinary shares. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 3,034,817 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	Includes 162,089 ordinary shares held by Mr. Gilboa. Also includes options held by Mr. Gilboa to purchase 30,000 ordinary shares.

(3)	Includes 33,588 ordinary shares held by Mr. Shafran. Also includes options held by Mr. Shafran to purchase 35,415 ordinary shares.

(4)	Includes 149,487 ordinary shares held by Mr. Aduk. Also includes options held by Mr. Aduk to purchase 31,676 ordinary shares.

(5)	Includes 154,689 ordinary shares held by Mr. Itay. Also includes options held by Mr. Itay to purchase 17,000 ordinary shares.

(6)	Consists of options held by Mr. Tussia-Cohen to purchase 70,000 ordinary shares.

(7)	Consists of options held by Mr. Manor to purchase 108,500 ordinary shares.

(8)	Consists of options held by Mrs. Setter to purchase 30,000 ordinary shares.

(9)	Consists of options held by Mr. Akavia to purchase 65,000 ordinary shares.

(10)	Consists of options held by Mr. Ellran to purchase 50,700 ordinary shares

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

2008 Employee Stock Purchase Plan

In 2008, the Company established an Employee Stock Purchase Plan pursuant to which 1,500,000 of our ordinary shares have been reserved for eligible employees of the Company and its subsidiaries. The exercise price of the ordinary shares will be 85% of the closing price on certain dates specified in the plan. As of the date of these financial statements, no shares have been issued to any eligible employees under this plan and such shares are to be issued at the beginning of the second quarter of 2008.

2006 Alternative Option Exercise Mechanism

        On April 11, 2006, we offered to each of our and our subsidiaries’ employees, and its directors and office holders (other than “External Directors”, as such term is defined in the Israeli Companies Law of 1999) who held outstanding vested and unvested options to purchase an aggregate of 4,485,017 of our ordinary shares, which were issued pursuant to the terms of the our 2001 Share Option Plan, as amended, to replace all of his or her outstanding vested and unvested options into a new number of ordinary shares, with the same fair values, as determined using the Black-Scholes pricing model, and the same vesting schedules . Our Board of Directors approved the Alternative Option Exercise Mechanism (“AOEM”), on February 12, 2006. Further, our shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006. As a result of the AOEM, we issued a total of 2,437,075 ordinary shares in exchange for options to acquire a total of 3,737,369 ordinary shares. A holder of options who did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continue to apply and such options are exercisable in accordance with their terms. In accordance with SFAS 123 (R) we consider the AOEM as a short-term inducement. Since the fair market value of the Company’s ordinary shares newly issued to each employee equals the fair value of the options replaced from him/her, no incremental compensation cost was recognized pursuant to the AOEM.

2001 Share Option Plan

        We established our 2001 Share Option Plan in February 2001. The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates. Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance. On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004, on March 25, 2005, on September 25, 2005, and on December 3, 2007 our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 11,175,000 so that the aggregate number of options available under the plan is now 11,250,000. The increase of the number of available options under the plan pursuant to the Board of Directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted pursuant to NASDAQ Market Place Rules that such approval is not required. We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been granted by NASDAQ due to differences between the Israeli law and NASDAQ rules. On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On April 20, 2004, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On March 25, 2005, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On September 25, 2005, our board of directors approved a further increase of 2,000,000 options. On December 3, 2007, our board of directors approved a further increase of 1,500,000 options. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders’ approval. Under this plan, as of March 31, 2008, 4,790,947 options had been exercised and 1,535,240 are outstanding and exercisable. Of the options that are outstanding, as of March 31, 2008, 588,291 are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $3.63.

        On February 26, 2002, our board of directors resolved to approve a grant by which, inter alia, we may pay, during a 12-month period, the salaries of certain of its employees who agree to participate in the grant, by way of grant of options. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. We undertook to pay from our own sources any and all differences between the relevant monthly salary and such proceeds. On March 28, 2003, our board of directors approved the extension of the arrangement for an additional period of six months commencing May 2003 and on October 28, 2003 our board of directors approved the extension of the arrangement for the employees of InterCard Systemelectronic for the period commencing November 2003 and ending July 2004. On August 26, 2004, our board of directors approved the extension of the arrangement for an additional period of six months commencing July 2004 and on November 26, 2004 our board of directors approved the extension of the arrangement for an additional period of twelve months commencing January 2005. The principal purpose of this arrangement was to enable us to use our available cash for other proper corporate purposes, including payment of sales expenses and research and development costs.

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

        In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, or the Ordinance, grantees subject to taxation by the State of Israel that receive options under the 2001 Share Option Plan (excluding grantees who previously received options that were incorporated upon the commencement of Amendment No. 132 of the Income Tax ordinance, or the Tax Reform, that was approved on July 24, 2002 and became effective on January 1, 2003, and those who are not employees or office holders and those who are our controlling shareholders) are afforded certain tax benefits. We elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the Israeli employees who is granted options. Each such option, and any ordinary shares acquired upon the exercise of such option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months as of the end of the date in which the option was granted and deposited in trust with the Trustee or as of the end of such tax year (based on the time of grant). In the capital gains alternative a company may not recognize expenses pertaining to the options for tax purposes. We also granted our Israeli employees options pursuant to Section 102(c) of the Ordinance that are not held in trust by a trustee, which while enabling the immediate exercising and selling of options granted under the 2001 Share Option Plan, will be subject to the marginal tax rate up to 50% plus payments to the National Insurance Institute and health tax on the date of the sale of the shares or options. As of January 1, 2003, Section 3(i) of the Ordinance was partially replaced by Section 102(c) and no longer applies to allocations of options to Israeli employees (including directors and office holders). Section 3(i) still applies and imposes taxes on individuals and entities subject to taxation in Israel who are not employees (such as consultants and service providers) and to employees who are considered “controlling shareholders.”

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

        The following table provides summary information regarding the beneficial ownership by the following persons of our outstanding ordinary shares as of March 31, 2008, or another date, if so provided:

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

The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of March 31, 2008 Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table reflects a total of 19,890,473 ordinary shares outstanding as of March 31, 2008. Unless otherwise indicated below, the address of each director, executive officer or listed shareholder is care of On Track Innovations Ltd., Z.H.R. Industrial Zone, P.O. Box 32, Rosh Pina, Israel 12000.

	Shares beneficially owned
Name of beneficial owner	Number	Percent

Oded Bashan (1)	3,853,942	19.38%

All executive officers and directors as a group	4,996,083	25.12%

Vuance ltd (Formerly SuperCom Ltd). (2)	1,308,483	6.6%

Terllus Fund Management Company, LLC (3)	1,299,700	6.5%

(1)	Includes 711,663 ordinary shares held by Mr. Bashan. Also includes 7,462 ordinary shares held by Mr. Bashan’s wife. Also includes options held by Mr. Bashan to purchase 100,000 ordinary shares. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 3,034,817 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	This information is as of December 31, 2007 and is based solely on a Schedule 13G filed with the SEC on March 18, 2008, by Vuance Ltd. Based on the information provided in such Schedule 13G, the address of Vuance Ltd. is: Sagid House “Hasharon Industrial Park” P.O.B 5039 Qadima 60920 Israel. Vuance reports shared voting power over 1,308,483 shares.

(3)	This information is as of December 31, 2007 and is based solely on a Schedule 13G filed with the SEC on February 14, 2008, by Terllus Fund Management Company, LLC. Based on the information provided in such Schedule 13G, the address of Terllus Fund Management Company, LLC. is: 350 Madison Avenue, 9th Floor New York, New York 10017. Terllus Fund Management Company, LLC reports shared voting power over 1,299,700 shares.

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

On December 31, 2006, pursuant to an asset purchase agreement dated as of November 7, 2006 between the Company and Vuance (formerly SuperCom) Ltd., an Israeli corporation (“Vuance”), we completed the acquisition of the main assets of Vuance , including the International Project Solution (“IPS”) division of Vuance. The acquisition provides us with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery. The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of our ordinary shares. The 2,827,200 ordinary shares issued to Vuance are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, i.e., December 31, 2006, for an aggregate period of eighteen months. Vuance executed an irrevocable proxy appointing the our Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to Vuance in connection with the transaction.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of March 12, 2008, there were 96 holders of record of our ordinary shares, of which 21 record holders holding approximately 2.25% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 67% of our outstanding ordinary shares as of said date).

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

Agreement with HolyTech Ltd.

        In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services and a number of other shareholders of HolyTech, who are also our employees, provide engineering and warehouse services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $45,000 in 2005, $68,000 in 2006 and $73,000 in 2007.

Agreements with Directors and Officers

We have entered into employment agreements with all of our officers. In addition, we have granted options to purchase our ordinary shares to our officers and directors. On January 31, 2003 the shareholders of OTI approved a bonus plan for our senior management and on July 11, 2003 our general meeting of shareholders approved a plan to issue options to our non-executive directors. See also Item 6.B. under Executive Compensation.

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

On September 3, 2003, Edi Wuhl (in this paragraph, the “Plaintiff”), a former employee of the Company, filed a suit against the Company in the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $900). The suit is based on the Plaintiff’s claims that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. Proof hearings were conducted on April 30th, 2006, October 22nd, 2006 and November 14th, 2006. Subsequent to December 31, 2007, the district court has resolved that the Plaintiff is entitled to approximately USD $60, therefore, provision in the amount of $60 has been included in the financial statements.

In September, 2007 a Ms. Ruth Lamdan (in this paragraph, the “Plaintiff”) has filed against one of the subsidiaries of the Company (the “Subsidiary”) a motion to approve a class action at the Tel Aviv District Court (the “Motion”), at the sum of NIS 67.1 million ($16.7 million). The law suit is based on claims regarding the performance of certain device product of the Subsidiary. The Subsidiary filed its response during January 2008.At this stage, the Company, based on legal advice, estimates that the exposure of the Subsidiary in connection with the motion is not probable; therefore, no provision has been made in the financial statements in respect of this claim.

In October, 2007, a Mr. Doron Ezra (in this paragraph, the “Plaintiff”) has filed against one of the subsidiaries of the Company (the “Subsidiary”) and other third parties a motion to approve a class action at the Tel Aviv District Court (the “Motion”), at the sum of approximately NIS 2 million ($496,000). According to the Plaintiff, the Subsidiary and the other defendants charged via the subsidiary’s product, an amount per hour which exceeds the amount that they are authorize to charge. After December 31, 2007, the Subsidiary submitted to court a notice in which it joins to the other defendants’ application to dismiss the motion. At this stage, the Company, based on legal advice, is unable to estimate the chances of the Motion against the Subsidiary and, therefore, no provision has been made in the financial statements in respect of this claim.

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

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

        Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange since August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Following the approval of our general shareholders’ meeting, our Board of Directors applied for the delisting of our shares from the Frankfurt Stock Exchange, which has been approved. The last day of trading of our ordinary shares on Frankfurt Stock Exchange was December 20, 2005. Our shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Market, then known as the NASDAQ National Market, and our shares commenced trading on NASDAQ Global Market on December 20, 2004.

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

	Frankfurt Stock Exchange (1)(3) per Share €		Frankfurt Stock Exchange (1)(3) per Share $		Nasdaq Global Market (2) per Share $
	High	Low	High	Low	High	Low

Year
2003	9.7	3.0	12.1	3.2	13.80	3.20
2004	11.5	5.3	14.5	6.5	14.74	6.46
2005	13.0	8	16.1	10.4	13.80	10.3
2006	--	--	--	--	17.23	6.16
2007	--	--	--	--	8.43	3.60

2006
First quarter	--	--	--	--	17.23	12.55
Second quarter	--	--	--	--	13.55	9.01
Third quarter	--	--	--	--	11.78	7.23
Fourth quarter	--	--	--	--	7.91	6.16

	Frankfurt Stock Exchange (1)(3) per Share €		Frankfurt Stock Exchange (1)(3) per Share $		Nasdaq Global Market (2) per Share $
	High	Low	High	Low	High	Low

2007
First quarter	--	--	--	--	7.36	6.05
Second quarter	--	--	--	--	8.43	6.25
Third quarter	--	--	--	--	6.37	4.74
Fourth quarter	--	--	--	--	5.91	3.60
2008
First quarter	--	--	--	--	3.57	2.65

Month
September 2007	--	--	--	--	5.15	4.78
October 2007	--	--	--	--	5.91	4.78
November 2007	--	--	--	--	5.11	3.92
December 2007	--	--	--	--	4.12	3.60
January 2008	--	--	--	--	3.57	2.86
February 2008	--	--	--	--	3.25	2.78
March 2008	--	--	--	--	3.10	2.65

(1)	Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003, after which, until December 20, 2005, the shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, shares prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2)	Our ordinary shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Market, and our ordinary shares commenced trading on the Global Market on December 20, 2004.

(3)	Until December 20, 2005

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

Description of Shares

        Our authorized share capital consists of 50,000,000 ordinary shares, NIS 0.1 nominal value.

        The following table sets out changes in our authorized share capital that occurred during the last four years:

Date	Nature of Action	State of Authorized Share Capital After the Action

April 6, 2004	Increase in share capital by	NIS 3,000,000 divided into 30,000,000
	additional 20,000,000 shares	ordinary shares of nominal value NIS 0.1.

August 24, 2006	Increase in share capital by	NIS 5,000,000 divided into 50,000,000
	additional 20,000,000 shares	ordinary shares of nominal value NIS 0.1.

Description of Ordinary Shares

As of March 31, 2008, our authorized share capital consists of 50,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 19,890,473 were issued and outstanding.

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

Transfer of Shares and Notices

        Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by Israeli law or the rules of a stock exchange on which the shares are traded. Under the Companies Law and applicable regulations, unless otherwise provided in the articles of association or by applicable law, shareholders of record are entitled to receive 35 or 21 days prior notice of meetings of shareholders, based on the matters that are on the agenda. Subject to the foregoing provisions of the Companies Law and applicable regulations, our articles of association provide that each shareholder of record is entitled to receive at least 14 days prior notice of any annual or extraordinary shareholders’ meeting and at least 21 days prior notice of any shareholders’ meeting at which a special resolution is proposed.

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

        Our board of directors appoints our chief executive officer. Each of our executive officers serves at the discretion of the board of directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal. Except for Ohad Bashan, our President and Chief Marketing Officer, and Chief Executive Officer of OTI America, who is the son of Oded Bashan, our co-founder and chairman of our board of directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

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

        The Companies Law applies the same disclosure requirements to a controlling party of a public company that it applies, as described above, to an office holder. For these purposes a “controlling party” is any person possessing the ability to direct the activities of the company, including a shareholder which holds 25% or more of the voting rights of the company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a person whose power is derived solely from his or her position on the board of directors or from another position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be joint shareholders. Extraordinary transactions with a controlling party or in which a controlling party has a personal interest, and the engagement and terms of compensation of a controlling party or his family members, require the approval of the audit committee, the board of directors and the shareholders. Shareholder approval must be by a majority of shares voted at the meeting, including at least one-third of the shares of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

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

        The 2005 financing

        See Item 7.A above, part titled ‘Significant Changes in the Ownership of Major Shareholders’.

        Vuance (Formerly SuperCom) Transaction

        On December 31, 2006, pursuant to an asset purchase agreement (the “Agreement”) dated as of November 7, 2006 between the Company and Vuance Ltd., an Israeli corporation (“Vuance”), the Company completed the acquisition of the main assets of Vuance , including the International Project Solution (“IPS”) division of Vuance . Vuance is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides the Company with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

        The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to Vuance are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. Vuance executed an irrevocable proxy appointing the Company’s Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to Vuance in connection with the transaction.

        The parties also entered into a service and supply agreement giving Vuance a license to use applicable Vuance intellectual property transferred to the Company for the duration of certain existing contracts and projects.

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

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company whose investees, comprising non-Israeli residents which: (a) directly or indirectly hold more than 25% of the company’s share capital and combined share and loan capital; and (b) requires a minimal investment of NIS 5 million by non-Israeli residents, which include the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid up share capital exceeds NIS 5 million. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. The company tax rate applicable to income earned from approved enterprise programs in the benefit period (following the period, if any, of no tax) by a company meeting these qualifications is as follows:

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

        On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959. The primary changes are as follows:

—	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

—	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

—	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.	The enterprise’s main activity is in the area of biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development, prior to the approval of the aforementioned plan.

2.	The enterprise’s revenues during the tax year from the plant’s sales in a certain market do not exceed 75% of total revenues from the plant’s total sales during that tax year. A “market” is defined as a distinct country or customs territory.

3.	25% or more of the enterprise’s total revenues from the plant’s sales during the tax year are from sales to a certain market that numbers at least 12 million residents.

—	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

—	For an expansion, a company is required to invest within three years the greater of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

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

        Under some tax laws and regulations, an industrial enterprise may be eligible for special depreciation rates for machinery, equipment and buildings. These rates differ based on various factors including the date operations begin and the number of work shifts. An industrial company owning an approved enterprise may choose between the depreciation rates for an industrial company provided for in the Income Tax Regulations (Inflationary Adjustments) (depreciation rates), 1986 or the regular depreciation rates determined in the relevant Regulations.

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

        Until December 31, 2006 one of the net effects of the Inflationary Adjustments Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the Shekel exchange rate with respect to the dollar.

        The Israeli Tax Law and certain regulations promulgated there under allow “Foreign-Invested Companies,” which maintain their accounts in U.S dollars in compliance with the regulations published by the Israeli Minister of Finance to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the of the principles set forth by the Inflationary Adjustments Law, For these purpose, Foreign-Invested company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purpose based on the dollar exchange rate cannot change that election for the period of three years following the election. The Company and one of its Israeli subsidiaries are foreign investors’ companies, and have elected, commencing January 1, 2007, to keep their books and records in dollars for tax purposes, as permitted under the tax regulations.

        However, according to a recent legislation change, as of Mach 2008 the Inflationary Adjustment Law is cancelled and its provisions are in force until the end of the fiscal year of 2007 (except for certain specific provisions and regulations which, at this stage, are not yet cancelled). The decision to cancel the Inflationary Adjustment Law was based on the fact that the inflation rates in Israel in recent years are very low and are expected to stay low, whereas originally the law was introduced to cope with the very high inflation rates which exist in the 80‘s.

Taxation of our shareholders

        Reform in Taxation of Capital Market. As mentioned above, on July 24, 2002 and July 25, 2005, the Israeli parliament, the Knesset, approved extensive amendments to the Income Tax Ordinance. The amendments substantially changed the taxation in several areas, including taxation of the capital market. Generally, the amendments shall become effective regarding taxation of the capital market on January 1, 2003.

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

        Effective January 1, 2003, when selling our ordinary shares purchased after December 31, 2002, the capital gains tax rate on the real gain imposed upon sale of capital assets acquired after that date has been reduced to no more than 20% if the seller is an individual or 25% if an individual sells shares in a company in which he is or was 12 months prior to sale the owner of more than 10% of any means of control. The real capital gain tax rate for a corporation is set at the ordinary corporate tax applicable; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative periods of time before and after that date that the asset was held.

        Capital Gains Tax on Sales of Our Ordinary Shares Effective January 1, 2003. Israeli tax payers who are not subject to the Inflationary Adjustments Law or are not entitle to maintain books in foreign currency shall be subject to 15% tax on the real capital gain in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above calculation creates a loss; such loss can only be offset against capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale. However, such Israeli tax payers shall be subject to 25% tax on the real capital gain in the case that they deduct interest expenses and linkage differences.

        Notwithstanding the foregoing, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law or are entitled to maintain books in foreign currency are taxed at regular tax rates applicable to business income.

        Notwithstanding the above, Foreign securities that are bought prior to January 1, 2006 and sold after January 1, 2006 shall be subject to 35% capital gains tax on the real gains accrued until January 1, 2005 and 20% or 25% capital gains tax on the real gains accrued thereafter. However, according to new tax legislation our ordinary shares are not considered “foreign traded securities.”

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

        Capital gain exemption to non Israeli shareholders which will apply even in circumstances that Israel could tax according to the relevant tax treaty. Section 97(B3) determines that in order for a non Israeli resident who is a resident of a contracting state [i.e. a country with which Israel has a double taxation treaty] to be exempt from Israeli capital gains on the sale of shares in an Israeli resident company, the seller must comply with the following:

—	The shares were purchased between 31.7.2005 to 31.12.2008

—	A request must be filed at the time to report the future sale

—	The capital gain is not attributed to a Permanent Establishment the foreign resident has in Israel

—	He was a resident of a contracting state for a period of at least 10 consecutive years before the purchase of the shares

—	If the foreign resident is a corporation then it is necessary that at least 75% of the control in the corporation were held, consecutively by individuals who were themselves, residents of a contracting state for at least 10 consecutive years before the shares were purchased

—	The shares were not purchased from a related party

—	A notice on the purchase was given to the Israeli Tax Authorities 30 days from purchase

—	A report on the sale of shares was filed in country of his residency

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

Material United States Federal Income Consequences

        The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares by United States holders (as defined below). This summary is based upon the United States Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated and proposed under the Internal Revenue Code, judicial authority and current administrative rulings and practices, all of which are subject to change, possibly with retroactive effect or different interpretations. We have not sought any rulings from the United States Internal Revenue Service, or the IRS, with respect to the matters discussed below, and we cannot provide any assurance that the IRS or a court will agree with our conclusions. The discussion below assumes that you will hold the ordinary shares as capital assets.

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

        This discussion is not a comprehensive description of all of the tax consequences that may be relevant to United States holders of ordinary shares, and you should consult your professional advisor as to the tax consequences of the acquisition, ownership and disposition of our ordinary shares. In particular, this discussion does not address your tax treatment if you are subject to special tax rules under United States federal income tax law, for example, if you are:

—	a bank, life insurance company or other financial institution, or "financial services entity",

—	a regulated investment company, real estate investment trust or grantor trust,

—	a broker or dealer in securities or foreign currency,

—	a person who has a functional currency other than the United States dollar,

—	a United States holder who acquires ordinary shares in connection with employment or other performance of services, or who acquires ordinary shares in the form of bonus shares from us,

—	a United States holder subject to the alternative minimum tax,

—	a United States holder who owns, or is deemed to own, at least 10% or more, by voting power or value, of our shares,

—	a United States holder who owns ordinary shares as part of a hedge or as part of a hedging transaction, straddle, conversion transaction, constructive sale transaction or other risk-reduction transaction for United States federal income tax purposes,

—	a tax-exempt entity,

—	a person who owns ordinary shares through a partnership or other fiscally transparent entity, or

—	a United States holder that expatriates out of the United States, or a former long-term resident of the United States.

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

    (iv)        a trust if a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more US persons have the authority to control all substantial decisions of the trust, or a trust that has valid election in effect to be treated as a US person, or

    (v)        any person otherwise subject to United States federal income tax on a net income basis in respect of ordinary shares, if such status as a United States holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

        For a temporary period beginning with taxable years beginning in 2003 and ending with taxable years beginning after December 31, 2010, “qualified dividend income” will generally be subject to a maximum U.S. federal income tax rate of 15% for non-corporate United States holders. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation”. A “qualified foreign corporation” is a corporation that: (i) is entitled to the benefits of a comprehensive income tax treaty with the United States (which includes an exchange of information program), or (ii) is readily tradeable on an established securities market in the United States. However, dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in a prior year, as passive foreign investment company, or PFIC (described below under ““Passive Foreign Investment Company Considerations.”). The IRS has stated that the Israel/U.S. Tax Treaty satisfies the requirement and we believe that we are eligible for the benefits of that treaty. Additionally, because our shares trade on the NASDAQ Global Market, any dividends we pay on shares traded on the NASDAQ Global Market during that period should generally constitute “qualified dividend income”, unless, in the year we pay a dividend or in the prior year, we are a PFIC. If we are not a PFIC in the year the dividend is paid or in a prior year, dividend distributions with respect to our ordinary shares should be treated as qualified dividend income, subject to the United States holder satisfying holding period and other requirements described below. A United States holder will not be entitled to the preferential rate: (a) if the U.S. holder has not held the ordinary shares or ADRs for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our shares are not counted towards meeting the 61-day holding period. Finally, U.S. holders who elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

        Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. income tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 31 day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, provided such holders itemize their deductions.

Sale, Exchange, or Other Taxable Disposition of Our Ordinary Shares

        Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the following rules will generally apply to the sale, exchange or other disposition of our ordinary shares by a US holder.

        In general, a US holder will recognize gain or loss upon the sale, exchange or other disposition of an ordinary share equal to his amount realized in the disposition less the adjusted income tax basis in the ordinary share. A US holder’s initial income tax basis in any ordinary shares, will be the U.S. dollar amount paid for the ordinary shares, or the U.S. dollar equivalent of the fair market value of any property, including foreign currency, you exchanged for the ordinary shares as of the date of exchange. The amount realized is the amount of cash and the fair market value of property received, including the United States dollar value on the date of the disposition of the amount realized in Israeli Shekels.

        Gain or loss recognized upon the sale, exchange or other disposition of an ordinary share will generally be capital gain or loss, and will generally be long-term capital gain or loss if the holding period in the disposed of ordinary shares exceeds one year. Special rates of tax apply to long-term capital gains recognized by non-corporate US holders. Under most circumstances, the gain or loss will be treated as US source income for US foreign tax credit purposes. However, Treasury Regulations generally require a loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within a 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of the loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Company Considerations

        Special US federal income tax rules apply to a US holder who owns shares of a corporation that was at any time during the US holder’s holding period a passive foreign investment company, or a PFIC. A non-US corporation will be classified as a PFIC for US federal income tax purposes in any taxable year in which, after applying look-through rules for lower tier affiliates, either (1) at least 75% of its gross income (including the pro-rata share of gross income of any U.S. or foreign company which such United States corporation owns (or is considered to own), 25% or more of the shares by value) is “passive income,” or (2) at least 50% of the gross value of its assets (including the pro-rata share of the assets of any U.S. or foreign company which the non-US corporation owns (or is considered to own) 25% or more of the shares by value) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe that we will not be considered PFIC for our current taxable year, and there is only a small chance that we will be a PFIC in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in current and future years depends on our assets and activities in those years. Because the market price of our ordinary shares is likely to fluctuate and because the market price of the shares of technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide any assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year, a US holder could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to our ordinary shares.

        If we are or become a PFIC, a US holder of our ordinary shares could make a variety of elections that may alleviate the tax consequences referred to above. However, it is expected that the conditions necessary for making an election to treat us as a qualified electing fund under the PFIC rules will not be available. You should consult your tax advisor regarding our potential status as a PFIC and the tax consequences to you that would arise if we were treated as a PFIC.

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

        Disclosure controls and procedures

        Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2007. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

        Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting. This report is included under Item 18 on pages F-2 – F-3.

        Changes in internal control over financial reporting

        There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

        We paid the following fees for professional services rendered by KPMG International for the years ended December 31:

	2007	2006
	(in thousands)

Audit fees (1)	$519	$358

Tax fees (2)	$17	$62

All other fees	$--	$146

	$536	$566

        (1) The audit fees for the years ended December 31, 2007 and 2006, are the aggregate fees billed (for the year) for the professional services rendered for the audits of our 2007 and 2006 annual consolidated financial statements, review of consolidated quarterly financial statements of 2007 and 2006, statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

        (2) Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning.

        (3) All other fees are the aggregate fees billed (in the year) for professional services compliance with Sarbanes-Oxley Act requirements.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2-F-3
Consolidated Balance Sheets	F-4-F-5
Consolidated Statements of Operations	F-6
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss	F-7
Consolidated Statements of Cash Flows	F-8-F-9
Notes to the Consolidated Financial Statements	F-10-F-46

ITEM 19.	EXHIBITS

Exhibit No.	Description

1	Articles of Association. (5)

2	Specimen share certificate (1).

4.1	Original Section 102 Share Option Plan of the Registrant.(2)

4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(1)

4.3	2008 Employee Stock Purchase Plan of the Registrant. (4)

4.4	2001 Employee Share Purchase Plan of the Registrant.(1)

4.5	2001 Share Option Plan of the Registrant.(1)

4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)

4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(1)

4.8	Irrevocable Proxy, dated as of June 27, 2003, for the benefit of Oded Bashan. (3)

4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of April 29, 2004, incorporated by reference to the Company’s 6-K form furnished to the SEC on April 29, 2004.

4.10	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005, incorporated by reference to the Company’s 6-K form furnished to the SEC on November 8, 2005.

8	List of subsidiaries (Filed herewith).

12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

15	Consent of Independent Registered Public Accounting Firm

(1)	Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form F-1, filed on September 12, 2003.

(4)	Previously filed with the Company’s Registration Statement on Form S-8, filed on March 6, 2008.

(5)	Previously filed with the Company’s Registration Statement on Form F-20, filed on July 25, 2007

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2007

On Track Innovations Ltd. and its subsidiaries

Consolidated Financial Statements as of December 31, 2007

Contents

Page

Report of Independent Registered Public Accounting Firm	F-2 – F-3

Consolidated Balance Sheets	F-4 – F-5

Consolidated Statements of Operations	F-6

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss	F-7

Consolidated Statements of Cash Flows	F-8 – F-9

Notes to the Consolidated Financial Statements	F-10 – F-46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”. The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

As discussed in the Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 31, 2008

On Track Innovations Ltd. and its subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31,

	2006	2007

Assets

Current assets
Cash and cash equivalents	$30,049	$35,470
Short-term investments	18,232	6,379
Trade receivables (net of allowance for doubtful accounts of $234 and $2,767 as of December 31, 2006 and 2007, respectively)	10,155	8,028
Other receivables and prepaid expenses	2,109	3,636
Inventories	10,344	13,242

Total current assets	70,889	66,755

Severance pay deposits fund	1,087	1,576

Long-term receivables	1,043	-

Investment in an affiliated company	1,627	1,382

Property, plant and equipment, net	13,318	20,851

Intangible assets, net	5,823	4,509

Goodwill	23,387	23,387

Total assets	$117,174	$118,460

On Track Innovations Ltd. and its subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31,

	2006	2007

Liabilities and Shareholders’ Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$498	$5,336
Trade payables	6,869	10,291
Other current liabilities	3,331	5,344

Total current liabilities	10,698	20,971

Long-Term Liabilities
Long-term loans, net of current maturities	2,117	2,432
Accrued severance pay	3,209	3,981
Deferred tax liabilities	992	728

Total long-term liabilities	6,318	7,141

Total liabilities	17,016	28,112

Commitments and Contingencies

Minority interests	1,004	-

Shareholders’ Equity
Ordinary shares of NIS 0.1 par value: Authorized – 50,000,000 shares as of December 31, 2006 and December 31, 2007; issued 18,592,880 and 19,627,068 shares as of December 31, 2006 and December 31, 2007, respectively; outstanding 18,243,539 and 19,434,011 shares as of December 31, 2006 and December 31, 2007, respectively	431	454
Additional paid-in capital	163,102	174,494
Accumulated other comprehensive income	424	846
Accumulated deficit	(64,803)	(85,446)

Total shareholder’s equity	99,154	90,348

Total liabilities and shareholders’ equity	$117,174	$118,460

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries

Consolidated Statements of Operations

US dollars in thousands except share and per share data

	Year ended December 31,
	2005	2006	2007

Revenues
Sales	$32,266	$35,171	$40,854
Licensing and transaction fees	3,398	5,382	2,631

Total revenues	35,664	40,553	43,485

Cost of Revenues
Sales	21,629	21,871	25,918

Total cost of revenues	21,629	21,871	25,918

Gross profit	14,035	18,682	17,567

Operating Expenses
Research and development	5,405	7,065	12,265
Less - participation by the Office of the Chief Scientist	618	-	-

Research and development, net	4,787	7,065	12,265
Selling and marketing	7,620	7,072	9,670
General and administrative	9,666	11,948	17,593
Amortization of intangible assets	700	821	1,314
Expenses relating to raising of Capital, exchange of subsidiary’s employees equity interests in equity interest of the Company and acquisitions in the Far East.*	1,768	-	-
Gain from sale of subsidiary	(374)	(122)	-

Total operating expenses	24,167	26,784	40,842

Operating loss	(10,132)	(8,102)	(23,275)
Financial income	897	2,459	2,800
Financial expenses	(228)	(747)	(938)

Financial income, net	669	1,712	1,862
Other expenses, net	(84)	(75)	(136)

Loss before taxes on income	(9,547)	(6,465)	(21,549)
Income tax benefit	175	323	226
Equity in loss of affiliate	-	(1,087)	(358)
Minority share in loss (income) of subsidiary	(185)	625	1,038

Loss before extraordinary item	(9,557)	(6,604)	(20,643)
Extraordinary item	444	-	-

Net loss	$(9,113)	$(6,604)	$(20,643)

Basic and diluted net loss per ordinary share from:

Loss before extraordinary item	$(1.01)	$(0.47)	$(1.09)
Extraordinary item	0.05	-	-

Net loss	$(0.96)	$(0.47)	$(1.09)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	9,512,198	13,919,958	18,896,214

* Consist of internal employee costs in:
Research and development	$78	$-	$-
Selling and marketing	231	-	-
General and administrative	1,459	-	-

	$1,768	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its consolidated subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

US dollars in thousands, except share and per share data

	Number of Shares issued	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity

Balance as of December 31, 2004	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

Changes during the year ended December 31, 2005:

Deferred stock compensation	-	-	6,228	(6,228)	-	-	-
Amortization of deferred compensation	-	-	-	8,948	-	-	8,948
Stock options and warrants granted to consultants	-	-	5,185	-	-	-	5,185
Exercise of options and warrants	1,395,566	31	6,678	-	-	-	6,709
Issuance of shares in respect to investments in connection with the purchase of subsidiaries	286,307	3	1,874	-	-	-	1,877
Issuance of shares and detachable warrants, net of issuance expenses of $4,153	1,828,026	41	18,017	-	-	-	18,058
Foreign currency translation adjustments	-	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	-	(9,113)	(9,113)

Balance as of December 31, 2005	11,932,074	$274	$128,761	$(833)	$232	$(58,199)	$70,235

Changes during the year ended December 31, 2006:

Reclassification upon adoption of SFAS 123 (R)	-	-	(833)	833	-	-	-
Stock-based compensation related to options warrants and shares issued to employees and others	192,393	6	5,362	-	-	-	5,368
Exercise of options and warrants	748,338	17	3,231	-	-	-	3,248
Issuance costs	-	-	(214)	-	-	-	(214)
Shares issued under Alternative Option Exercise Mechanism	2,437,075	56	(56)	-	-	-	-
Shares issued in connection with the purchase of business operations	3,083,000	73	23,651	-	-	-	23,724
Shares issued in connection with the purchase of property plant and equipment	200,000	5	3,200	-	-	-	3,205
Foreign currency translation adjustments	-	-	-	-	106	-	106
Net unrealized gain on available-for-sale securities	-	-	-	-	86	-	86
Net loss	-	-	-	-	-	(6,604)	(6,604)

Balance as of December 31, 2006	18,592,880	$431	$163,102	$-	$424	$(64,803)	$99,154

Changes during the year ended December 31, 2007:

Stock-based compensation related to options and shares issued to employees and others	-	-	7,797	-	-	-	7,797
Exercise of options and warrants	458,788	11	-	-	-	-	11
Shares, warrants and options issued in connection with the purchase of property plant and equipment	575,400	12	3,595	-	-	-	3,607
Foreign currency translation adjustments	-	-	-	-	487	-	487
Net unrealized loss on available- for-sale securities	-	-	-	-	(65)	-	(65)
Net loss	-	-	-	-	-	(20,643)	(20,643)

Balance as of December 31, 2007	19,627,068	$454	$174,494	$-	$846	$(85,446)	$90,348

	Year ended December 31

	2005	2006	2007

Total comprehensive loss:
Net loss	$(9,113)	$(6,604)	$(20,643)
Foreign currency translation adjustments	(121)	106	487
Net unrealized gain on available- for- sale securities	3	86	43
Reclassification adjustment for realized loss on available-for-sale securities	(3)	-	(108)

Total comprehensive loss	$(9,234)	$(6,412)	$(20,221)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except share and per share data

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities
Net loss	$(9,113)	$(6,604)	$(20,643)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation related to options and shares issued to employees and others	9,841	3,783	6,947
Extraordinary item	(444)	-	-
Gain from sale of subsidiaries	(374)	(122)	-
Loss (gain) on sale of property and equipment	(20)	44	13
Amortization of intangible assets	700	821	1,314
Depreciation	981	1,862	2,580
Equity in net losses of an affiliated company	-	1,087	358

Accrued severance pay, net	560	796	283
Minority share in income (loss) of subsidiaries	(185)	(625)	(1,038)
Accrued interest and linkage differences on long-term loans	67	(254)	(294)
Increase (decrease) in deferred tax liabilities	13	(216)	(262)
Decrease (increase) in trade receivables	(1,043)	(1,873)	104
Increase (decrease) in allowance for doubtful account	456	(551)	2,533
Decrease (increase) in other receivables and prepaid expenses	(1,168)	1,142	(686)
Increase in inventories	(987)	(3,204)	(2,776)
Increase (decrease) in trade payables	(1,119)	2,558	3,314
Increase (decrease) in other current liabilities	895	(2,147)	1,966

Net cash used in operating activities	(940)	(3,503)	(6,287)

Cash flows from investing activities

Receipts on account of loans and receivables	909	350	837
Acquisition of business operations, net of cash acquired (Supplement C)	80	(23)	-
Sale of a consolidated subsidiary, net of cash disposed of (Supplement D)	-	(105)	-
Investment in an affiliated company	(2,444)	-	-
Purchase of property and equipment	(1,918)	(3,107)	(6,190)
Purchase of available-for-sale securities	(17,875)	(23,643)	(136,094)
Proceeds from maturity of available-for-sale securities	2,431	25,446	148,049
Other, net	20	(9)	-

Net cash provide by (used in) investing activities	(18,797)	(1,091)	6,602

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(630)	(231)	4,804
Proceeds from issuance of shares and detachable warrants, net of issuance expenses	20,051	-	-
Proceeds from long-term bank loans	-	978	739
Repayment of long-term bank loans	(721)	(570)	(495)
Proceeds from minority in subsidiary	-	1,548	-
Proceeds from exercise of options and warrants, net	6,709	3,196	11

Net cash provided by financing activities	25,409	4,921	5,059

Effect of exchange rate changes on cash	68	65	47

Increase in cash and cash equivalents	5,740	392	5,421
Cash and cash equivalents at the beginning of the year	23,917	29,657	30,049

Cash and cash equivalents at the end of the year	$29,657	$30,049	$35,470

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except share and per share data

		Year ended December 31,

		2005	2006	2007

Supplementary cash flows activities:
A.	Cash paid during the period for:
	Interest	$130	$132	$112

	Income taxes	$527	$101	$19

B.	Non-cash transactions:
	Purchase of property and equipment	$635	$3,511	$3,607

	Other receivables	$-	$-	$850

	Issuance expenses	$1,993	$62	$-

C.	Acquisition of consolidated subsidiaries:
	Assets acquired and liabilities assumed of the subsidiaries at date of acquisition:
	Working capital surplus, excluding cash and cash equivalents	$(2,622)	$(460)	$-
	Property and equipment	(150)	(1,293)	-
	Goodwill	-	(19,241)	-
	Customer contracts and relationships	(1,183)	(3,874)	-
	Technology	-	(855)	-
	Long term liabilities	-	120	-
	Deferred tax liabilities	121	855	-
	Minority interests	264	-	-

		(3,570)	(24,748)	-

	Issuance of shares in consideration for the acquisition	1,702	23,587	-
	Direct costs of acquisitions paid via grant of options	1,504	1,138	-
	Extraordinary item	444	-	-

		$80	$(23)	$-

D.	Sale of a consolidated subsidiary:
	Assets and liabilities of the previously consolidated Subsidiary at the time it ceased being consolidated:
	Working capital surplus, excluding cash and cash equivalents	$-	$(247)	$-
	Long-term receivables	-	27	-
	Intangible assets	-	146	-
	Deferred taxes	-	(26)	-
	Minority interests	-	(127)	-
	Gain and deferred gain on sale of the subsidiary	-	122	-

		$-	$(105)	$-

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

B.	Acquisition of subsidiaries and business operations:

1.	International Project Solution operations (“IPS”)

On December 31, 2006, pursuant to an asset purchase agreement (“the Agreement”) dated as of November 7, 2006 between the Company and Vuance ltd (formerly SuperCom Ltd)., an Israeli corporation (“Vuance”), the Company completed the acquisition of the main assets of Vuance, including the International Project Solution (“IPS”) division of Vuance. Vuance is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides the Company with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to Vuance are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. Vuance executed an irrevocable proxy appointing the Company’s Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to Vuance in connection with the transaction.

The parties also entered into a service and supply agreement giving Vuance a license to use applicable Vuance intellectual property transferred to the Company for the duration of certain existing contracts and projects.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combinations” (“EITF No. 99-12”), based on the date the business combination was announced and was $20,639 (after deducting $701 of transaction costs). The results of operation acquired are included in the consolidated financial statements of the Company commencing January 1, 2007.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont’d)

1.	International Project Solution operations (“IPS”) – (Cont’d)

Based upon a fair value valuation of assets acquired and liabilities assumed, the Company has allocated the total cost of acquisition to IPS assets and liabilities as follows:

At December 31, 2006

Inventories	$303
Property and equipment	1,277
Technology (useful life of 6 years)	691
Customer relationships (useful life of 5 years)	1,488
Goodwill	17,621

Net assets acquired	$21,340

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

	December 31	December 31

	2005	2006

Revenues	$43,957	$48,941

Loss before extraordinary items	$(12,907)	$(9,409)

Net loss	$(12,463)	$(9,409)

Basic and diluted net loss per ordinary share before extraordinary item	$(1.05)	$(0.56)
Basic and diluted net loss per ordinary share	$(1.01)	$(0.56)

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont’d)

2.	InSeal SAS

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

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 and was $2,948 (after deducting $661 of transaction costs). InSeal’s operations have been included in the Company’s consolidated financial statements since May 2006. In connection with the acquisition the Company recognized two intangible assets: customer contracts, fair value of $2,426, and technology, fair value of $164. The Company also recognized goodwill in the amount of $1,620.

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

In the event that the warrant holder’s service with the Company or its subsidiaries is terminated, for whatever reason, all of the holder’s warrant shares that are free from the lock-up undertaking discussed above will be exercisable within 60 days from such termination, and the balance of the portion of warrants not previously exercised will become void. These warrants, with a fair value of $2,104 as of the closing date, have been accounted in accordance with EITF No 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”, and are recorded as compensation expenses over the lock-up undertaking period.

3.	Acquisitions in the Far East

Pioneer Oriental International Ltd

In July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd. (“POI”), a Hong Kong company and a subsidiary of Pioneer Oriental Engineering Ltd., a Hong Kong company (“POE”). POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and/or contactless smart cards themselves. Pursuant to the Asset Purchase Agreement dated June 16, 2005, among POE, its shareholders (together the “Sellers”) and OTI (as amended, the POI Purchase Agreement), the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40,441 of the Company’s ordinary shares.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont’d)

3.	Acquisitions in the Far East (Cont’d)

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

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12, and was $1,041. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $444 remained. In accordance with SFAS No. 141 “Business combinations”, this amount was recognized as an extraordinary gain.

e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Islands company, from three of e-Pilot ‘s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”) entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price in the amount of $661 was calculated in accordance with EITF No. 99-12.

In connection with the acquisition, the Company recognized an intangible asset in the amount of $1,183, which was assigned to customer relationships and is being amortized over five years.

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

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont’d)

4.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel”), headquartered in Krakow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended in October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $1,600, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares, based on a market price of US $8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, , based on the date the business combination was consummated, and was in the amount of $1,245.

In addition, the Agreement provides for an additional consideration of up to $350 to be paid to Nextel (the “earn-out right”) in the form of the Company’s ordinary shares pursuant to the earn-out formula based on ASEC’s 2004 and 2005 results. Accordingly, as of December 31, 2004, the Company recorded $175 from the earn-out right against a liability in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which was settled by 14,298 ordinary shares at the fair market value of $175 that were issued by the Company to Nextel in June 2005. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula.

In connection with the acquisition, the Company recognized goodwill of $167. Out of $1,437 of acquired intangible assets, $579 was assigned to a brand, $406 was assigned to contracts with customers which are both being amortized over up to five years and $452 was assigned to know how, which is being amortized over one-and-a-half years.

C.	Selling of Intercard Gmbh Kartensysteme

On September 14, 2004, the Company entered into an agreement under which, in October 2004, the Company sold its wholly-owned German subsidiary InterCard GmbH Kartensysteme (“KS”) in consideration for $2,500, to be paid in two installments. The first installment in the amount of $1,250 was paid by receiving $685 in cash, offsetting an amount of euro 325 ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of euro 10 and a final installment of euro 5, beginning on February 1, 2005 and that is interest-free and offsetting an amount of euro 100 ($133) against a loan granted to the buyer, which is repayable in 12 monthly installments of euro 9, beginning on February 1, 2005.

The second installment in the amount of $1,250 shall be paid in 25 quarterly payments beginning on April 1, 2005. The total present value of the purchase price amounted to $2,178.

In October 2005, the Company entered into a settlement agreement according to which the outstanding balances of the two loans was reduced by euro 115 ($136) and combined to one loan which is payable in 24 monthly installments of euro 10 each and a final installment of euro 5.

During 2007 the Buyer settled the entire remainder loan.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

C.	Selling of Intercard Gmbh Kartensysteme (cont’d)

The gain from the sale of KS including the effect of the aforesaid deduction from the proceeds was $374 and was recognized in 2005.

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

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive income).

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

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2006 and 2007, the Company’s investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses are reported as a separate component of shareholders’ equity (accumulated other comprehensive income). Interest income is included in financial income. Realized gains and losses are included in financial income or expenses.

At December 31, 2007, there was an unrealized loss on the Company’s investment in fixed rate treasury securities in the amount of $14. The contractual maturity of all debt securities is within one year.

F.	Trade Receivables

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

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2005, 2006 and 2007, have been included in cost of revenues.

Effective January1, 2006, the Company adopted FASB Statement No.151, Inventory Costs – an Amendment of ARB No.43, Chapter 4 (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The Company’s current procedures follow these guidelines and therefore the adoption of Statement 151 had no impact on the valuation of inventory or charges to cost of sales.

H.	Investment in an affiliated company

Affiliated company means a company held to the extent of 49%. The investment in an affiliated company is accounted for by the equity method. Profits not yet realized on transactions with the Group are eliminated at the same rate as the percentage holding in the affiliated company. As of December 31 2007 and 2006 the investment in the affiliated company includes an elimination of profits not yet realized of $599 and $751, respectively on the sale of equipment to the affiliated company in 2006.

I.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land (over the terms of the lease, see note 6A(1))	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

J.	Impairment of long-lived assets

In accordance with FASB Statement No. 144 (Statement 144), Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

No impairment losses have been identified for each of the years ended December 31, 2005, 2006 and 2007.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

K.	Goodwill and purchased intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using a discounted cash flow analysis. The test was based on the Company’s single reporting unit structure. During the years 2005, 2006 and 2007, no impairment losses were identified.

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

Participation and grants from the Government of Israel (Office of the Chief Scientist - “OCS”) in approved programs for research and development are recognized as a reduction of expense as the related costs are incurred.

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

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans for the year ended December 31, 2005:

2005

Net loss as reported	$(9,113)
Deduct: Compensation expense according to APB 25 included in reported net loss	8,948
Add: Application of compensation expenses according to SFAS No. 123	(22,911)

Pro forma net loss	$(23,076)

Basic and diluted net loss per ordinary share as reported from:
Loss before extraordinary item	$(1.01)
Extraordinary item	$0.05

Net loss	$(0.96)

Pro forma basic and diluted net loss per share from:

Loss before extraordinary item	$(2.48)
Extraordinary item	0.05

Net loss	$(2.43)

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

N.	Stock-based compensation (cont’d)

During 2007 most of the options were granted with a par value exercise price and during 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

The fair value of each option granted during 2005 and 2007, and is not included in the aforementioned, was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 4.1%, 2.93% for, 2005 and 2007, respectively.

3.	Estimated expected lives of 3-5 years for all periods.

4.

Expected average volatility of 70% - 76%, 46% for 2005 and 2007, respectively which represent a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ Global Market.

For additional information see Note 10C.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date. During 2007 and 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

O.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (7,515,627, 3,488,145 and 5,394,790 for 2005, 2006 and 2007, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

P.	Fair value of financial instruments

The Company, in estimating fair value for financial instruments, used the following methods and assumptions:

The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of marketable securities is based on quoted market prices.

Long-term receivables are presented at the present value of expected future cash flows discounted at the interest rate of 10%.

The carrying amounts of long-term loans are equivalent to or approximate their fair value as they bear interest at approximate market rates.

Q.	Taxes on income

The Company accounts for taxes on income in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

Severance pay expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $557, $816 and $304, respectively.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $401, $662 and $780, respectively.

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

The activity in the allowance for doubtful accounts for the years ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007

Allowance for doubtful accounts at beginning of year	$329	$785	$234
Additions charged to provision doubtful accounts	151	84	2,560
Write-downs charged against the allowance	(209)	(639)	(29)
Translation differences	(6)	4	2
Increase from acquisition/disposal of subsidiaries	520	-	-

Allowance for doubtful accounts at end of year	$785	$234	$2,767

U.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

V.	Comprehensive loss

The Company’s comprehensive loss consists of net loss, net unrealized gains (losses) on available for sale securities and on the change in foreign currency translation adjustments, and is presented in the consolidated statement of comprehensive income (loss).

W.	Recently issued accounting standards

1.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

2.

In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to irrevocably choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in results of operations at each subsequent reporting date. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

3.

In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-03 is effective prospectively for financial statements issued for fiscal years beginning after December15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company does not believe that the adoption of the provisions of EITF 07-03 will materially impact its financial position, results of operations or cash flows.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

W.	Recently issued accounting standards (cont’d)

4.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 3 – Other Receivables and Prepaid Expenses

	December 31

	2006	2007

Government institutions	$649	$678
Prepaid expenses	298	282
Receivable in respect of sale of a subsidiary (see Note 1C)	326	-
Other receivables	836	2,676

	$2,109	$3,636

Note 4 – Inventories

	December 31

	2006	2007

Raw materials	$4,667	$4,697
Work in progress	4,033	5,530
Finished products	1,644	3,015

	$10,344	$13,242

Note 5 – Goodwill and Intangible Assets, Net

A.	Goodwill

	December 31

	2006	2007

Balance as of January 1	$4,146	$23,387
Changes during the year – Goodwill acquired	19,241	-

Balance as of December 31	$23,387	$23,387

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 5 – Goodwill and Intangible Assets, Net

B.	Intangible assets, net

	December 31	December 31

	2006	2007

Cost
Technology	$1,582	$1,582
Brand	579	579
Know-how	452	452
Customer contracts and relationships	5,604	5,604

Total cost	8,217	8,217

Accumulated amortization
Technology	780	1,044
Brand	232	348
Know-how	452	452
Customer contracts and relationships	930	1,864

Total Accumulated amortization	2,394	3,708

	$5,823	$4,509

i.	Amortization expense amounted to $700, $821 and $1,314 for the years ended December 31, 2005, 2006 and 2007, respectively.

ii	Estimated amortization expenses for the years ending:

December 31

2008	$1,309
2009	1,261
2010	876
2011	814
2012	249

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 6 – Property, Plant and Equipment, Net

A.	Consist of:

	December 31	December 31

	2006	2007

Cost
Land	$97	$504
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,326	4,340
Buildings	3,077	7,161
Computers, software and manufacturing equipment	9,919	14,577
Office furniture and equipment	1,072	1,892
Motor vehicles	371	607

Total cost	19,134	29,353

Total accumulated depreciation	5,816	8,502

Net book value	$13,318	$20,851

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

(2)	As to liens - See Note 9C.

(3)	Depreciation expenses amounted to $981, $1,862 and $2,580 for the years ended December 31, 2005, 2006 and 2007, respectively.

B.

During 2005, the Company entered into a Production Line Equipment Supply Agreement (the “Equipment Agreement”) with POE, under which POE agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $1,700, which was paid to POE through the issuance of 137,208 of the Company’s ordinary shares in August 2005. The equipment and machinery were received during 2006.

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

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 6 – Property, Plant and Equipment, Net (cont’d)

D.

On February 16, 2007, the Company completed the acquisition of the smart card module production line of Barun Electronics Co. Ltd. (“Barun”), a Korean company, for consideration of 480,000 of its ordinary shares and 50,000 warrants at par value, valued at approximately $3.3 million. As of December 31, 2007 the equipment has not been commenced operative. Pursuant to the acquisition agreement, the Company has registered under the Securities Act the resale of the 480,000 ordinary shares issued to Barun.

The 480,000 ordinary shares issued to Barun in connection with the transaction are subject to a lock-up agreement, whereby (i) 126,000 ordinary shares were released upon presentation by Barun to the escrow agent of a confirmation that certain specified machinery has been received by the Company, (ii) 189,000 ordinary shares shall be released in 12 equal monthly installments (of 15,750 ordinary shares each) on the first day of each calendar month following the arrival confirmation date, and (iii) 165,000 ordinary shares shall be released in 12 equal monthly installments (of 13,750 ordinary shares each) on the first day of each calendar month commencing at the end of the 12-month period referred to in the foregoing clause.

E.	During 2007 the Company issued 45,400 options at par value, valued at approximately $288 in connection with purchase of property, plant and equipment.

Note 7 – Other Current Liabilities

	December 31	December 31

	2006	2007

Employees and related expenses	$1,706	$2,193
Accrued expenses	744	1,403
Customer advances	397	1,540
Other current liabilities	484	208

	$3,331	$5,344

Note 8 – Long-Term Loans

A.	Composition of Long-Term Loans:

	December 31	December 31

	2006	2007

Long-term loans	$2,578	$2,926
Less - current maturities	461	494

	$2,117	$2,432

As of December 31, 2007, the loans are from banks and are denominated in U.S. dollars ($1,168; matures in the years 2010 - 2012), Euro ($1,593; mature in the years 2010 - 2012), South African Rand ($69; matures in 2010) and Polish Zloty ($96; matures in 2010). As of December 31, 2007 these loans bear interest at rates raging from 3.9%-6.9% (mainly 6.1%) per annum.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 8 – Loans-term (cont’d)

B.	Repayments of Long-Term Loans Dates Subsequent to December 31, 2007:

2008	$495
2009	548
2010	453
2011	209
2012	209
Thereafter	1,012

$2,926

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31

	2006	2007	2006	2007

	%	%

	Interest rate

In NIS	9.5	7.85	37	1,558
In USD		6.9	-	2,033
In Euro		5.5	-	1,250

			37	4,841
Current maturities of long-term loans			461	495

			$498	$5,336

The weighted average interest rate of the Short-Term bank credit for the years ended December 31, 2006 and 2007 were 9.5% and 6.8%, respectively.

D.	Liens for short-term and long-term borrowings - see Note 9C.

E.	As of December 31, 2007, the Group has authorized credit lines of approximately $2.0 million.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 9 – Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). As at December 31, 2007, the total amount of grants received, net of royalties paid, was approximately $4,651.

Royalties paid or accrued amounted to $690, $661 and $698 for the years ended December 31, 2005, 2006 and 2007, respectively, and were charged to cost of revenues.

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2008 through 2012.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2007 are as follows:

2008	1,027
2009	573
2010	349
2011	325
2012	190

2,464

Rent expense amounted to $690, $1,106 and $1,193 for the years ended December 31, 2005, 2006 and 2007, respectively.

C.	Liens

Leasehold land is pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The Company’s manufacturing facilities have been pledged as security in respect of a loan received from a bank.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 9 – Commitments and Contingencies (cont’d)

D.	Legal claims

1.

On September 3, 2003, Edi Wuhl (in this paragraph, the “Plaintiff”), a former employee of the Company, filed a suit against the Company in the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $900). The suit is based on the Plaintiff’s claims that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. Proof hearings were conducted on April 30th, 2006, October 22nd, 2006 and November 14th, 2006. Subsequent to December 31, 2007, the district court has resolved that the Plaintiff is entitled to approximately USD $60, therefore, provision in the amount of $60 has been included in the financial statements.

2.

In September, 2007 a Plaintiff has filed against one of the subsidiaries of the Company (the “Subsidiary”) a motion to approve a class action at the Tel Aviv District Court (the “Motion”), at the sum of NIS 67.1 million ($16.7 million). The law suit is based on claims regarding the performance of certain device product of the Subsidiary. The Subsidiary filed its response during January 2008. At this stage, the Company, based on legal advice, estimates that the exposure of the Subsidiary in connection with the motion is not probable; therefore, no provision has been made in the financial statements in respect of this claim.

3.

In October, 2007, a Plaintiff has filed against one of the subsidiaries of the Company (the “Subsidiary”) and other third parties a motion to approve a class action at the Tel Aviv District Court (the “Motion”), at the sum of approximately NIS 2 million ($496,000). According to the Plaintiff, the Subsidiary and the other defendants charged via the subsidiary’s product, an amount per hour which exceeds the amount that they are authorize to charge. After December 31, 2007, the Subsidiary submitted to court a notice in which it joins to the other defendants’ application to dismiss the motion. At this stage, the Company, based on legal advice, is unable to estimate the chances of the Motion against the Subsidiary and, therefore, no provision has been made in the financial statements in respect of this claim.

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

3.

Following a private placement agreement signed on October 23, 2003, on January 7, 2004 the Company entered into a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration of $315.

4.

On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital was comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

5.

On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expire in April 2009. A total of 738,000 warrants are still exercisable.

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

7.

On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $22,211, based on a market price of $12.15 per unit, which was the average closing price of the Company’s ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the financial institutions, the Company issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering. In respect of the warrants issued to the agent, the Company recorded issuance expenses in the amount of $1,048.

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

8.

During 2005, warrants to purchase 151,480 ordinary shares were converted into ordinary shares in consideration of $1,358. Additional warrants to purchase 16,000 ordinary shares were converted into 5,130 ordinary shares through cash-less exercise.

9.

On June 18, 2006, the board of directors approved increasing the authorized share capital from 30,000,000 to 50,000,000 ordinary shares. This increase was approved by the shareholders on August 24, 2006.

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

11.	During 2006, warrants to purchase 37,139 ordinary shares were exercised into ordinary shares in consideration of $44.

12.	During 2007, warrants to purchase 66,438 ordinary shares were exercised into ordinary shares in consideration of $1.

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123 and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” as follows:

1.

In 2004, the Company issued 326,888 options to non-employees in respect of services rendered. The aggregate fair value of the options was $2,537 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years (2) no dividend yield, (3) expected volatility of 78% - 85% and (4) risk free interest rate of 2.5% - 3.29%.

2.

In 2005, the Company issued 286,300 options to non-employee in respect to services rendered. The aggregate fair value of the options was $3,192 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 year, (2) no dividend yield, (3) expected volatility of 72%-76% and (4) risk-free interest rate of 4.1%-4.5%.

3.

In 2006, the Company issued 159,675 par value options and shares to non-employee with respect to services rendered. The aggregate fair value of the options was $1,251 based on the share market price as of day of grant.

4.

In 2007, the Company issued 637,765 par value options and shares to non-employee with respect to services rendered. The aggregate fair value of the options was $2,604 based on the share market price as of day of grant.

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

On September, 2005, the Company’s Board of Directors approved an increase of 2,000,000 shares options to be reserved under the Company’s share option plan.

On December, 2007, the Company’s Board of Directors approved an increase of 1,500,000 shares options to be reserved under the Company’s share option plan.

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

As of December 31, 2004 and 2005, 1,055,439 and 1,106,910 options respectively, have been granted in respect of the above-mentioned grant. The exercise price per share for such options is equal to the par value of the ordinary shares of the Company. No options have been granted in respect of the above-mentioned grant during the years ended December 31, 2006 and 2007.

4.

On November 26, 2004, the Company’s Board of Directors approved the conversion grant of 130,230 fully vested options with an exercise price of NIS 0.1 per share to OTI Africa Ltd. employees in exchange of each OTI Africa Ltd. employee waiving his rights to receive options and/or shares, he is entitled. The transaction resulted in a new measurement date and expenses in the amount of $1,112 were recorded.

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

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2005, 2006 and 2007 are summarized in the following table:

		Weighted
		average
	Number of	exercise
	options	price per
	outstanding	share

Outstanding – December 31, 2004	3,101,487	7.66
Options granted	3,518,836	9.61
Options cancelled or forfeited	(40,813)	4.40
Options exercised	(1,238,956)	4.59

Outstanding – December 31, 2005	5,340,554	9.24
Options granted	336,597	0.02
Options cancelled or forfeited	(81,967)	13.40
Options replaced under the AOEM (see C5 above)	(3,737,369)	10.32
Options exercised	(711,199)	4.50

Outstanding – December 31, 2006	1,146,616	6.30
Options granted	2,102,015	0.31
Options cancelled or forfeited	(138,605)	2.24
Options exercised	(457,750)	0.02

Outstanding – December 31, 2007	2,652,276	2.85

Exercisable as of:

December 31, 2005	4,331,208	$8.36

December 31, 2006	895,417	$6.70

December 31, 2007	1,412,138	$4.53

Vested and expected to vest at December 31, 2007	2,652,276	$2.85

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2007:

	Options outstanding			Options Exercisable

	Number	Weighted		Number
	outstanding	average	Weighted	Outstanding	Weighted
	as of	remaining	Average	As of	Average
	December 31	contractual	Exercise	December 31	Exercise
Range of exercise price	2007	life (years)	Price	2007	Price

$0.02	1,794,017	4.3	$0.02	761,329	$0.02
2.75	6,500	0.6	2.75	6,500	2.75
3.54-4.82	242,500	3.5	3.87	80,000	3.87
6.11-8.16	131,639	1.6	7.74	131,639	7.74
8.56-9.85	153,830	1.8	9.70	153,830	9.69
10.00-14.00	312,350	2.6	11.80	267,400	11.70
21.00-32.00	5,340	3.2	26.26	5,340	26.26
42.50-123.60	6,100	1.9	43.13	6,100	43.13

	2,652,276			1,412,138

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2005, 2006 and 2007 were:

	For exercise price on the grant date that:

	Equals market price			Exceeds market price			Less than market price

	Year ended December 31			Year ended December 31			Year ended December 31

	2005	2006	2007	2005	2006	2007	2005	2006	2007

Weighted average exercise prices	$13.31	$-	$3.88	$-	$-	$-	$8.49	$0.02	$0.02
Weighted average fair values on grant date	$7.09	$-	$1.29	$-	$-	$-	$7.88	$7.09	$5.35

The total intrinsic value of options exercised during the year ended December 31, 2007, was $2.7 million. The total intrinsic value of options expected to vest at December 31, 2007, is $5.9 million. The total intrinsic value of options vested and exercisable at December 31, 2007, is $7.2 million.

Following is a summary of non-vested options activity as of December 31, 2007, under the Company’s stock-based compensation plans:

		Weighted
	Number of	average grant
	options	date fair value

Non-vested at January 1, 2007	251,199	10.24
Granted	2,102,015	5.37
Vested	(990,965)	4.93
Forfeited	(122,111)	7.15

Non-vested at December 31, 2007	1,240,138	6.53

As of December 31, 2007, there was $7.4 million of total unrecognized compensation cost related to non-vested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of shares vested during the year ended December 31, 2007 was $4.9 million.

On Track Innovations Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

D.	Warrants

The Company issued warrants with respect to investments made in the Company and property plant and equipment. The number of warrants issued by the Company during the years ended December 31, 2005, 2006 and 2007 were 1,196,431, 226,438 and 50,000, respectively, with a per share weighted average exercise price of $14.58, NIS 0.1 (par value – of approximately $0.02) and NIS 0.1 (par value – of approximately $0.02), respectively.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2007:

	Warrants outstanding

Range of exercise price	Number Outstanding as of December 31 2007	Weighted average remaining contractual life (years)	Weighted Average Exercise Price

NIS 0.1 (par value)	180,000	8.37	NIS 0.1
$6.5	30,451	0.92	$6.50
$11.42 - $14.58	2,059,231	2.21	$14.32

	2,269,682		$13.08

E.	Employee Share Purchase Plan

1.

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

2.

In 2008, subsequent the balance sheet date, the Company established an Employee Share Purchase Plan pursuant to which 1.5 million shares have been reserved for employees including the Company’s subsidiaries. The purchase price of the shares will be 85% of the trading price on the date of purchase. As of the date of these financial statements, no shares have been issued to any employees under this plan.

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

The Company maintains three investment programs in buildings, equipment and production facilities which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that will be earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2007.

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

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2007.

3.	The Law for the Encouragement of Industry (taxes), 1969

In the Company’s management estimation, the Company is also an “Industrial Company” under the Law for the Encouragement of Industry. The principal tax benefits for the Company are the deductibility of costs in connection with public offerings and accelerated depreciation.

4.	Tax rates

On July 25, 2005, the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 -31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

B.	Non-Israeli subsidiaries are taxed based on income tax laws in their country of residence.

C.	Deferred income taxes:

	December 31	December 31

	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$13,471	$16,456
Other	846	3,214

Total gross deferred tax assets	14,317	19,670
Less – valuation allowance	(14,317)	(19,229)

Net deferred tax assets	$-	$441

Deferred tax liabilities:

Goodwill	-	(441)
Intangible assets	(992)	(728)

Total gross deferred tax liabilities	(992)	(1,169)

Net deferred tax liability	$(992)	$(728)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 11 – Income Taxes (cont’d)

C.	Deferred income taxes: (Cont’d)

The valuation allowance for deferred tax assets as of December 31, 2006 and 2007, was $14,317 and $19,229, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2005, 2006 and 2007, was an increase of, $1,305 $1,578 and $4,912, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2007, will be allocated as follows:

Income tax benefit that would be reported in the consolidated statements of operations	$18,023
Additional paid-in capital	1,206

Total	$19,229

Income tax benefit (expense) for the years ended December 31, 2005, 2006 and 2007, differed from the amounts computed by applying the statutory tax rates of 34%, 31% and 29% to loss before taxes on income as a result of the following:

	Year ended December 31

	2005	2006	2007

Computed “expected” income tax benefit	$3,246	$2,004	$6,249
Increase (decrease) in income tax benefit resulting from:
Change in valuation allowance	(1,305)	(1,578)	(4,912)
Stock-based compensation related to options issued to employees	(1,980)	(730)	(1,506)
Non-deductible expenses	(257)	(63)	(18)
Other	471	690	413

Total income tax benefit	$175	$323	$226

D.

As of December 31, 2007, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $55,612. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, tax loss carryforwards are linked to the CPI. Tax loss carryforwards relating to non-Israeli companies aggregate approximately $12,580, which expires as follows: 2010 - $119, 2012 - $969, 2013 - $3,215, 2014- $540, 2025 - $440 and 2026 - $3,206, 2027- $533. The remaining balance - $3,558 can be utilized with no expiration date.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 11 – Income Taxes (cont’d)

E.

The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2007 and prior years, because the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest the undistributed earnings. As of December 31, 2007, the undistributed earnings of these foreign subsidiaries were approximately $54. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or deferred taxes were recorded in Israel. Non-Israeli income tax benefit (expense) included in the consolidated statements of operations are as follows:

	Year ended December 31

	2005	2006	2007

Current	$188	$107	$(38)
Deferred	(13)	216	264

Income tax benefit	$175	$323	$226

G.	Loss before taxes on income consists of the following:

	Year ended December 31

	2005	2006	2007

Israel	$(9,266)	$(6,137)	$(16,394)
Non-Israel	(281)	(328)	(5,155)

	$(9,547)	$(6,465)	$(21,549)

H.	Accounting for uncertainty in income taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative adjustment effect related to adopting FIN 48.

As of January 1, 2007, and for the twelve-month period ended December 31, 2007, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 11 – Income Taxes (cont’d)

H.	Accounting for uncertainty in income taxes (cont’d)

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the twelve-month period ended December 31, 2007, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its major subsidiaries file income tax returns in Israel, Hong Kong, Poland and Germany. The income tax returns of the Company and its major subsidiaries are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2002.

Note 12 – Related Party Balances and Transactions

A.	Balances

	December 31	December 31

	2006	2007

Assets
Trade receivables	$210	$-

Other receivables	$95	$-

B.	Transactions

	Year ended December 31

	2005	2006		2007

Revenues	$-	$	*2,925	$-

Costs and expenses	$45		$68	$73

*	See note 2H.

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

	Year ended December 31

	2005	2006	2007

Revenues by geographical areas from external customers
America	$14,123	$8,174	$7,569
Far East	5,397	11,958	9,024
Africa	3,781	3,200	4,710
Europe	9,266	14,065	17,924

Total export	32,567	37,397	39,227
Domestic (Israel)	3,097	3,156	4,258

	$35,664	$40,553	$43,485

	December 31	December 31

	2006	2007

Long lived assets by geographical areas
Domestic (Israel)	$27,350	$30,014
Germany	6,096	8,598
Poland	848	765
France	3,936	3,504
Far East	4,108	3,960
Other	190	1,906

	$42,528	$48,747

Major Customers

Revenues from one customer represent approximately 30% of the consolidated revenues for the year ended December 31, 2005. There were no major customers (customers representing 10% or more of total revenues) in the years ended December 31, 2006 and 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD. By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman of the Board

By: /s/ Guy Shafran —————————————— Guy Shafran Chief Financial Officer

Date: March, 31 2008