Form 20-F
period 2008-12-31
ON TRACK INNOVATIONS LTD
filed 2009-06-29
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THESECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

For the transition period from __________ to __________

Commission file number 000-1021604

ON TRACK INNOVATIONS LTD.
(Exact Name of Registrant as Specified in Its Charter)

ISRAEL
(Jurisdiction of incorporation or organization)

Z.H.R Industrial Zone, Rosh-Pina 12000, Israel
(Address of principal executive offices)

Galit Mendelson, VP of Corporate Relations
Tel: (201) 944-5200 (#111)
E-mail: galit@otiglobal.com
2 Executive Drive, Suite 740, Fort Lee, New Jersey 07024, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value NIS 0.10 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 21,495,409 Ordinary Shares, par value NIS 0.10 per share.

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

☒ Yes    ☐ No

        Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes  ☐ No

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐
as issued by the International Accounting Board

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

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

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
	A. SELECTED FINANCIAL DATA	6
	B. CAPITALIZATION AND INDEBTEDNESS	7
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	7
	D. RISK FACTORS	7
ITEM 4.	INFORMATION ON THE COMPANY	19
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	19
	B. BUSINESS OVERVIEW	20
	C. ORGANIZATIONAL STRUCTURE	35
	D. PROPERTY, PLANT AND EQUIPMENT	38
ITEM 4A.	UNRESOLVED STAFF COMMENTS	38
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
	A. OPERATING RESULTS	39
	B. LIQUIDITY AND CAPITAL RESOURCES	47
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	49
	D. TREND INFORMATION	49
	E. OFF BALANCE SHEET ARRANGEMENTS	49
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
	A. DIRECTORS AND SENIOR MANAGEMENT	50
	B. COMPENSATION	52
	C. BOARD PRACTICES	54
	D. EMPLOYEES	58
	E. SHARE OWNERSHIP	58
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
	A. MAJOR SHAREHOLDERS	62
	B. RELATED PARTY TRANSACTIONS	63
	C. INTERESTS OF EXPERTS AND COUNSEL	64
ITEM 8.	FINANCIAL INFORMATION	64
	A. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	64
	B. SIGNIFICANT CHANGES	65
ITEM 9.	THE OFFER AND LISTING	65
	A. OFFER AND LISTING DETAILS	65
	B. PLAN OF DISTRIBUTION	66
	C. MARKETS	66
	D. SELLING SHAREHOLDERS	66
	E. DILUTION	66
	F. EXPENSES OF THE ISSUE	67
ITEM 10.	ADDITIONAL INFORMATION	67
	A. SHARE CAPITAL	67
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	67
	C. MATERIAL CONTRACTS	71
	D. EXCHANGE CONTROLS	72
	E. TAXATION	72
	F. DIVIDENDS AND PAYING AGENTS	83
	G. STATEMENT BY EXPERTS	83
	H. DOCUMENTS ON DISPLAY	84
	I. SUBSIDIARY INFORMATION	84
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	84
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	84
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	84
ITEM 15T.	CONTROLS AND PROCEDURES	85

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated balance sheet data as of December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report. Effective as of June 17, 2002, we consummated a one for ten reverse share split of our ordinary shares, such that every ten ordinary shares of NIS 0.01 par value became one ordinary share of NIS 0.1 par value. All shares, per share, warrants and options amounts in the consolidated financial statements have been adjusted to give retroactive effect to this reverse share split for all periods presented.

	Year ended December 31
	2004	2005	2006	2007	2008
	(In thousands, except share and per share data)

REVENUES
Sales	$20,915	$32,266	$35,171	$40,854	$37,582
Licensing and transaction
fees	2,237	3,398	5,382	2,631	2,635

Total revenues	23,152	35,664	40,553	43,485	40,217

COST OF REVENUES
Sales	12,799	21,629	21,871	25,918	24,743

Total cost of
revenues	12,799	21,629	21,871	25,918	24,743

Gross profit	10,353	14,035	18,682	17,567	15,474

OPERATING EXPENSES
Research and development	3,544	5,405	7,065	12,265	11,129
Less – participation by the
Office of the Chief
Scientist	394	618	-	-	-

Research and development, net	3,150	4,787	7,065	12,265	11,129
Selling and marketing	6,010	7,620	7,072	9,670	11,875
General and administrative	6,549	9,666	11,948	17,593	14,274
Amortization and impairment
of intangible assets	261	700	821	1,314	2,794
Impairment of goodwill	-	-	-	-	24,217
Expenses relating to raising of
capital, exchange of subsidiary's
employees equity interest
in equity interests of the
Company and new acquisitions
in the Far East	3,227	1,768	-	-	-
Gain from sale of
subsidiary	-	(374)	(122)	-	-

Total operating
expenses	19,197	24,167	26,784	40,842	64,289

	Year ended December 31
	2004	2005	2006	2007	2008

Operating loss	(8,844)	(10,132)	(8,102)	(23,275)	(48,815)

Financial income (expense), net	(287)	669	1,712	1,862	(528)
Other income (expense), net	29	(84)	(75)	(136)	-

Loss before taxes on income	(9,102)	(9,547)	(6,465)	(21,549)	(49,343)
Taxes on income	(173)	175	323	226	675
Equity in net losses of affiliated
company	-	-	(1,087)	(358)	(1,270)
Minority share in income (loss) of
subsidiaries	-	(185)	625	1,038	(57)

Loss before extraordinary
item	(9,275)	(9,557)	(6,604)	(20,643)	(49,995)
Extraordinary item	-	444	-	-	-

Net loss	$(9,275)	$(9,113)	$(6,604)	$(20,643)	$(49,995)

Basic and diluted net loss per
ordinary share from:
Loss before extraordinary item	$(1.33)	$(1.01)	$(0.47)	$(1.09)	$(2.45)
Extraordinary item	-	0.05	-	-	-

Net loss	$(1.33)	$(0.96)	$(0.47)	$(1.09)	$(2.45)

Weighted average number of ordinary
shares used in computing net loss per
ordinary share - basic and diluted	6,972,878	9,512,198	13,919,958	18,896,214	20,413,578

	As of December 31
	2004	2005	2006	2007	2008

Balance Sheet Data:
Cash and cash equivalents	$23,917	$29,657	$30,049	$35,470	$27,196
Total current assets	39,423	67,914	70,889	66,755	48,004
Total assets	52,003	85,058	117,174	118,460	70,309
Total liabilities	13,311	14,513	17,016	28,112	22,208
Long term loans, net of current maturities	2,018	1,535	2,117	2,432	1,762
Total shareholders' equity	38,692	70,235	99,154	90,348	47,686

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business

We have a history of losses and expect to continue to incur full-year losses at least through 2009.

        We have incurred losses in each year since we commenced operations in 1990. We reported net losses of $9.3 million in 2004, $9.1 million in 2005, $6.6 million in 2006, $20.6 million in 2007 and $50.0 million in 2008 (including a goodwill impairment charge of $24.2 million). We expect to incur full year losses at least through 2009, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions in systems that contain our products, enhance our research and development capabilities and expand our internal manufacturing capabilities.

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

        We paid for all of these acquisitions through the issuance of our ordinary shares (and in certain cases, warrants to purchase ordinary shares and cash consideration). These and future acquisitions could result in:

—	difficulties in integrating our operations, technologies, products and services with those of the acquired companies; o difficulty in integrating operations that are spread across significant geographic distances;

—	diversion of our capital and our management's attention away from other business issues;

—	potential loss of key employees and customers of companies we acquire;

—	increased liabilities as a result of liabilities of the companies we acquire; and

—	dilution of shareholdings in the event we acquire companies in exchange for our shares.

        We may not successfully integrate all technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure you that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

We derive a portion of our revenues from sales to systems integrators that are not the end-users of our products. We are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

        In 2006, 2007 and 2008, 8%, 8% and 9%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

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

        Our ability to terminate our relationship with a distributor that is not performing satisfactorily may be limited. Inadequate performance by a distributor may affect our ability to develop markets in the regions for which the distributor is responsible and could result in substantially greater expenditures by us in order to develop such markets. Our operating results will be highly dependent upon: (i) our ability to maintain our existing distributor arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our distributors, sales agents, and value-added resellers to successfully market our products. A failure to achieve these objectives could result in lower revenues.

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

        We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including NXP Semiconductors (previously Philips Semiconductors), and Infineon Technologies AG have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

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

        The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers. We sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. In addition, we do not generally have long term supply contracts under which our suppliers are committed to supply us with components at a fixed price. Suppliers could increase component prices significantly without warning or could discontinue the manufacturing or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

        Because some of our suppliers are located in Europe and the Far East, we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

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

        We have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2004	11	64	6	11	8
2005	11	26	15	39	9
2006	8	35	29	20	8
2007	11	41	21	17	10
2008	13	48	16	13	10

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

        We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German, French and Polish subsidiaries, InterCard, InSeal, PARX France and ASEC, in euros and of our subsidiary in the Far East, MCT, in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign currency exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

        However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated selling prices. That could cause our customers to cancel or decrease orders.

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

We have sought government contracts in the past and may seek additional government contracts in the future, which subjects us to certain risks associated with such types of contracts.

        Most government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

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

        We may not be afforded the opportunity in the future to bid on contracts that are held by other companies and are scheduled to expire if the government determines to extend the existing contract. If we are unable to win particular contracts that are awarded through the competitive bidding process, we may not be able to operate in the market for products and services that are provided under those contracts for a number of years. If we are unable to win new contract awards or retain those contracts, if any, that we are awarded over any extended period, our business, prospects, financial condition and results of operations will be adversely affected.

        In addition, government contracts subject us to risks associated with public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government. Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, however, could have a material adverse effect on our financial condition.

        The government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we will engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

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

Delays in the implementation stage in some of the projects we are involved with may prevent us from generating sales revenues as expected in the year.

        In 2007 and 2008 we experienced delays in some of the projects we are involved with – for example in our joint venture selling electronic travel document inlays for the Chinese government we have experienced delays in the project implementation. Delays in other projects might occur as a result of factors that are beyond our control such as customer readiness or shortage in purchased components needed for project implementation as well as our readiness to implement the projects. If such delays occur in the future it might affect our revenues, profitability and our share price.

Global economic conditions may adversely affect our business and financial results.

        Unfavorable economic conditions, including the impact of recessions throughout the world, may negatively affect our business and financial results. These economic conditions could negatively impact (i) consumer demand for our products, including shifting consumer purchasing patterns to lower-cost options, (ii) the mix of our products’ sales, and (iii) our ability to collect accounts receivable on a timely basis from certain customers. A prolonged recession could result in decreased revenue, margins and earnings.

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

        As of June 23, 2009, we had 22,860,102 outstanding ordinary shares, 2,426,431 warrants to purchase additional ordinary shares at a weighted average exercise price of $5.56 per share and 2,834,412 options to purchase additional ordinary shares at a weighted average exercise price of $1.89 per share. We may, in the future, sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

        If the bid price of our ordinary shares falls below $1.00 our ordinary shares may be deemed to be “penny stock” for purposes of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” The closing price of our ordinary shares on June 23, 2009 was $1.49. Brokers effecting transactions in a penny stock are subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stocks. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

If the bid price of our ordinary shares is less than $1.00 we may not be able to meet NASDAQ Global Market continued listing requirements and our shares may be delisted.

        On June 23, 2009, the closing price of our ordinary share was $1.49. If the bid price of our ordinary shares is less than $1.00, we may not be able to meet NASDAQ Global Market continued listing requirements and our ordinary shares may be delisted. After the bid price of a company goes below $1.00, NASDAQ provides it a grace period before shares are being delisted. Due to market condition, NASDAQ announced a temporary suspension of the enforcement of the rules requiring a minimum bid price and market value of publicly held shares, which would remain in effect until July 19, 2009. We cannot predict whether NASDAQ will further extend the suspension.

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

        We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, if we would receive benefits under Israeli law for our “Approved Enterprises,” payment of a cash dividend may create additional tax liabilities for us.

We have adopted a share repurchase plan which may adversely affect our financial position.

        Although we have never declared or paid cash dividend, in November 2008, our board of directors authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million conditioned on court’s approval, as required under Israeli law. In May 2009 the court approved repurchase program in a total amount of up to $2 million. The specific terms of the repurchase program, including the timing and the amount purchased, will be determined by our board of directors, and we are not obligated to acquire any specific amount of shares. However, if we pursue the repurchase plan, the acquisition of our ordinary shares may adversely affect our cash balance and may adversely affect our ability to keep our business development efforts as planned due to decrease in cash in the short-run. Moreover, in the long-run, the repurchase of our own shares may also cause us loss.

Our concentration of voting power will limit your ability to influence or control corporate actions.

        As of June 23, 2009, Oded Bashan, our Chairman and CEO, has the right to vote approximately 10.6% of our outstanding shares by reason of his ownership (together with his wife) of 869,125 of our outstanding shares, and his holding of proxies to vote 1,548,384 additional ordinary shares that are owned by other shareholders (where he holds proxies to vote most of these ordinary shares as chairman of our board; however, our board of directors may designate someone else to hold these proxies). Mr. Bashan therefore has substantial voting power in comparison to our other shareholders and, accordingly, his vote in our shareholders’ meetings may influence the outcome of such meetings.

We adopted a Shareholders Rights Plan that may dilute the shares of an “Acquiring Person”.

        On January 12, 2009, our board of directors approved the adoption of a Shareholders Rights Plan, according to which each ordinary share of the Company shall give its holder one right. Each such right will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of our ordinary shares (our board of directors may reduce this percentage, but to not less than 10%), unless our board of directors approves such “Acquiring Person” or redeems the rights. Each right, once it becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from the Company either one or three ordinary shares (depending on the Company’s registered capital on the date of exercising the rights), at par value. Therefore this Shareholders Rights Plan may dilute the shares of shareholders who are deemed “Acquiring Person” under the Plan. In addition, certain institutions may be discouraged from purchasing or holding our ordinary shares due to the plan’s presumed anti-takeover effect. Furthermore, the existence of the plan may discourage bids to acquire our company at a price that may be attractive to our shareholders.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act, and in particular with Section 404, a portion of which commenced in connection with this annual report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting in 2008, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Israel

Conditions in Israel may harm our ability to produce and sell our products and services and may adversely affect our share price.

        We are incorporated under the laws of the State of Israel, and our principal executive offices and research and development facilities, as well as some of our suppliers, are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts remains uncertain. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinian Authority and a significant increase in violence, primarily in the West Bank and Gaza Strip. During July 2006, an armed conflict between Israel and the Lebanese terror organization, Hezbollah, took place in northern Israel and Lebanon. In December 2008 Israel launched a military operation against armed forces of the Hamas terror organization in the Gaza strip, in order to stop the firing of missiles and rockets from the Gaza strip to Israeli territories. The ongoing violence between Israel and the Palestinians or any future armed conflicts, political instability or continued violence in the region would likely have a negative effect on our business condition, harm our results of operations and adversely affect the share price of publicly traded Israeli companies such as us. In addition, Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. Furthermore, several countries still restrict business with Israel and Israeli companies, which may limit our ability to make sales in those countries. These restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

        We are incorporated in Israel. None of our executive officers and directors is a resident of the United States and a substantial portion of our assets and the assets of these persons are located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to affect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

        Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel. Our telephone number is +972-4-686-8000. In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a Delaware corporation. OTI America, Inc. is located at 2 Executive Drive, Suite 740, Fort Lee, New Jersey 07024, and its telephone number is (201) 944-5200. Copies of this annual report and certain other documents referred to herein can be obtained on our website, www.otiglobal.com, or upon request from our VP of Corporate Relations, Ms. Galit Mendelson, at the following telephone number: (201) 944-5200 (#111). The information on our website is not incorporated into this annual report.

        Our agent for service of process in the United States is OTI America Inc. Its address is 2 Executive Drive, Suite 740, Fort Lee, New Jersey 07024, and its telephone number is (201) 944-5200.

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

        In July 2005, we completed the acquisition of Pioneer Oriental International (POI), a Hong Kong company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, as well as to manufacture contact and contactless smart cards themselves, and substantially the assets of Pioneer Oriental Engineering (POE) relating to the design and manufacture of machinery for the manufacture of smart cards, for an aggregate purchase price of approximately $1 million, which was paid through the issuance of 82,229 of our ordinary shares. In July 2005, we also completed the acquisition of 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, for a purchase price of $661,000, which was paid through the issuance of 52,572 of our ordinary shares. In September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of e-Pilot and of POI were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006. Following the structural change, the Company has sold POI and e-Pilot to a third party. In September 2008 we were issued additional shares in MCT as a result of conversion of outstanding loans in an aggregate amount of $6.9 million, which increased our holding in MCT to 90%.

        During 2005, we also established an affiliated company together with a Chinese governmental entity, in the form of joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The appropriate Chinese government’s entities approved the establishment of the joint venture.

        In May 2006, we completed the acquisition of InSeal SAS, a French company that provides an operating system for contactless applications to a variety of customers in the payments market, for a total of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments.

        In December 2006, we completed the acquisition of the main assets of Vuance Ltd. (formerly SuperCom Ltd.), an Israeli smart card company, in consideration of 2,827,200 of our ordinary shares. The agreement provides for the purchase of Vuance’s International Project Solution (“IPS”) business, whose activities accounted for substantially all of Vuance’s revenue.

        In February 2007, we completed the purchase of the smart card module production line of Barun Electronics Co. Ltd., a Korean company, in consideration of 480,000 of our ordinary shares.

        In June 2008, we completed, through our subsidiary PARX Ltd., the acquisition of 100% of the share capital of PARX France (formerly ID Parking), a French-based company that provides electronic parking solutions across France, for a purchase price of euro 750,000 and transaction costs of $319,000, which was paid partly (euro 250,000) in cash and partly through the issuance of 300,698 of our ordinary shares (where additional funds may need to be paid if the total value of such shares at determined dates does not equal to euro 500,000).

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

        Since our incorporation in 1990, we have focused on the development of our core technologies and our products based on our technological platform that consists of proprietary smart cards, smart card readers, software tools and secure communication technology. We currently offer three lines of solutions, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three vertical markets include:

—	Payment Solutions: we offer a cashless system and loyalty program to replace cash, which includes the contactless payments program offered by the major card associations including MasterCard’s PayPass™, Visa’s PayWave™, American Express’ ExpressPay™ and Discover’s Zip™. Our payment solutions also include EasyPark, our electronic parking payment system as well as our mass transit electronic payment system. OTI also offers the Hera, a completely automated laser-based production line for dual interface smart cards as well as a manufacturing line for SIM cards;

—	Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel system. EasyFuel is a loyalty program for petroleum companies, fleets and retail customers. The system monitors and expedites the fueling and payment process, permitting fueling of designated vehicles only while eliminating fraud; and

—	SmartID Solutions: OTI offers complete end-to-end in-house solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™ – a complete end-to-end in-house solution for electronic passports (e-Passport) and national identity cards (national ID), Zeus –e-Passport and ID manufacturing line and MediSmart – a medical card for patient, doctor and benefits verification.

        Substantially all of our contactless microprocessor-based products are based on a common platform which we refer to as the OTI Platform. The OTI Platform incorporates our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for smart cards and a communications technology that ensures that the transmission of data to and from the card is secure and reliable. The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs. The OTI Platform has been deployed in different markets, such as petroleum, mass transit and e-passport/national ID, and is being developed for other markets, such as medical services. For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

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

        We intend to enhance our position in the design and development of contactless microprocessor-based technology by expanding and strengthening our customer base through product and vertical market alliances, focusing on high margin offerings with recurring revenues such as transaction fees and licensing fee, leveraging our extensive patent and intellectual property portfolio and maintaining our technology leadership position.

        We market our products through our global network of subsidiaries and strategic relationships. Our sales and marketing efforts are directed from our headquarters in Israel and carried out through our subsidiaries in the U.S., Israel, America, Europe, Africa and the Far-East.

        For its great vision and commitment, the Company was awarded the “Frost & Sullivan 2005 and 2006 Company of the Year Award” in the field of smart cards.

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

        Microprocessor chip. Unlike ASIC chips, microprocessor chips can be reprogrammed after being manufactured. Microprocessor chips can also run more applications and perform more complex calculations than ASIC chips. The difference between an ASIC-based smart card and a microprocessor-based smart card can be analogized to the difference between a calculator and a personal computer. A calculator is typically programmed at the time of manufacture to perform only a limited number of functions, and, like an ASIC-based smart card, these functions cannot subsequently be changed. A personal computer has an operating system that can run many different applications, and like a microprocessor-based smart card, these applications can be modified and added to a personal computer.

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

—	Combining the advantages of contactless systems and microprocessor-based systems. Our technology successfully combines the features of microprocessor-based cards and contactless cards and provides the following benefits to card users and card issuers:

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to
contact cards
Faster transaction time	Shorter time to complete a	More transactions per minute
transaction
Cards do not need to be inserted or put	Easier to use and come in a	Lower maintenance costs
into readers	variety of forms
Durability	The card lasts longer	Reduce card replacement cost

Benefits of microprocessors compared to
ASIC or memory chips
Multiple applications	The card has multiple uses	Generates revenues from
additional applications
Enhanced security	Information on the card is more	System is less vulnerable to fraud
secure

—	Ease of transition from other card systems to contactless microprocessor-based systems. We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure. For example, as part of a project for MasterCard PayPass, we upgraded regular standard point-of-sales systems that supported only magnetic stripe to support contactless microprocessor-based smart cards. We integrated our inlay solution with plastic card manufacturers to allow quick upgrade from regular credit cards to contactless operations.

—	Ease of transition from contact-based microprocessors to contactless microprocessors. Chip manufacturers and operating system providers can use our technology to upgrade their off- the- shelf products to support both contact and contactless operations. They can combine our technology with their microprocessor, enabling the microprocessor to support contact and contactless operations. By applying our patented hardware, customers can save months of development time and reduce the time to market for their products.

—	Support of multiple standards. Our readers are capable of supporting ISO 14443 Type A and Type B standards. Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

        Our goal is to be the leading provider of contactless microprocessor-based smart card products. Key elements of our strategy for achieving this goal include:

—	Enhance our technological position. We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

—	Expand our global market presence. We market our products through a global network of marketing subsidiaries in the U.S., Europe, Africa, the Far-East and our headquarters in Israel. We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

—	Increase our focus on generating high-margin, recurring revenues. We currently derive most of our revenues from one-time payments for our products and technologies. We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions or monthly licensing fees effected in systems that contain our products. For example, we have entered into such transaction fee arrangements with respect to our parking systems in Israel and our gasoline management systems in South Africa. By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate for the customer, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

—	Leverage existing relationships and seek new relationships. We have entered into a relationship with BP (formerly known as British Petroleum) to cover the South African petroleum market. The relationship was extended and expanded so that we granted BP a worldwide license for our petroleum payment solution. We have entered into this and other relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products. We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

—	Leverage presence in existing industries to enter into new industries. We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used. For example, users of the gasoline management system that we have sold to BP in South Africa will have the option to add a payment application to their card. The application will allow them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so. We plan to generate additional revenues through the sale of products required to add and operate these applications.

—	Pursue strategic acquisitions. We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing, research and development capabilities. In this way, we plan to expand our product offerings and provide more comprehensive service to our customers. Since our initial public offering in 1999, we have acquired the SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards (January 2000), InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services (June 2000 and January 2001), ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies (October 2004), 71.5% of e-Pilot, a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, POI, an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves (July 2005, where on September 1, 2006, we completed a structural change in the Far-East, under which the operations of e-Pilot and of POI were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006, following which we sold POI and e-Pilot to a third party), InSeal SAS, a French company providing an operating system for contactless applications for a variety of customers in the payments market (May 2006), the main assets of Vuance Ltd. (formerly SuperCom), an Israeli smart card company, including the purchase of Vuance’s International Project Solution (“IPS”) business (December 2006), the smart card module production line of Barun Electronics Co. Ltd., a Korean company (February 2007) and ID Parking (currently PARX France), a French Company providing electronic parking solutions across France (June 2008).

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

        The following is a graphical representation of a contactless microprocessor-based smart card based on the OTI Platform:

        Because our microprocessors are programmable, they can support multiple applications on the same card. This technology can eliminate consumers’ reluctance to carry multiple cards. All of these elements work together to provide a foundation upon which we or our customers build applications. The transmission of information between the card and the reader in an OTI Platform-based product is secure and reliable. For example, if communications are interrupted in the course of a transmission, the OTI Platform will reject the impaired transmission and require that the information be re-transmitted. In addition, our OTI Platform ensures that information is transmitted from the card in an encrypted form only to readers that are authorized to receive and able to decipher the transmission.

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

In May 1999, the EasyPark system was selected as the national parking system for Israel. During 2000, the system was widely implemented throughout Israel. In 2005, the Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. The program currently has about 600,000 subscribers, and is currently in use in 30 cities across the country. We are currently marketing the EasyPark system through our global network of subsidiaries. In June 2008, we acquired, through PARX Ltd., our subsidiary, PARX France (formerly ID Parking), a Paris based company that provides electronic parking solutions. The transaction provides OTI with a platform to readily access the French electronic parking payment market and offer multiple solutions for parking payment.

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

Petroleum Systems

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

        The following diagram illustrates a typical wireless GMS system:

        We commenced sales of GMS in 1995. Our petroleum solution is being used by a number of petroleum companies, such as Chevron, BP South Africa and Turcas in Turkey

Smart ID Solutions

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

        In 2008, we partnered with Renesas Technology to supply MasterCard and Visa issuers with a contactless payment solution. Under the agreement, Renesas Technology provides its contactless microcontroller and OTI provides the operating system and application, as well as the contactless card technology including the inlay technology.

Customer service and technical support

        We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. We have a support team of 23 employees consisting of twelve employees located in our corporate headquarters in Rosh Pina, Israel, five employees in Africa, two employees in the United States and four employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries. The subsidiaries, in turn, provide 24-hour customer support, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Sales and marketing

        We have built a global network of subsidiaries through which we sell and market our products. As of December 31, 2008, we had a total sales and marketing staff of 41 employees in five locations. We market our products in the Americas through OTI America, which employs four people in sales and marketing. In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing. In Europe, we sell and market through InterCard Systemelectronic, Inseal, ASEC and PARX France, which together employ ten people in sales and marketing. In Israel, we sell and market through our headquarters in Rosh Pina, which employs nine people in sales and marketing. In the Far East, we sell and market through MCT, which employs ten people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition. Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, and conducting speaking engagements and advertising in industry publications. We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

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

Smart cards

—	Microprocessors. The current suppliers of microprocessors for our smart cards are STMicroelectronics, Renesas, NXP and Atmel.

—	Modules. A module is a silicon plate into which the components of a microprocessor are embedded. The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and Southeast Asia.

—	Packaging. We package the components for our smart cards in a variety of forms, including key chains, tags, stickers and cards. The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe. Our credit card-sized smart cards are manufactured in Korea, China, Thailand and the United States.

—	Readers. We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor. The readers are assembled for us in Germany, mainly by our wholly-owned subsidiary InterCard Systemelectronic.

        Operating systems

        We have developed our Hercules operating system, a scalable multi-application operating system. The design of OTI’s Hercules operating system enables us to fulfill high demands with regard to functionality, security, flexibility, maintenance and performance.

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

        MCT, our Chinese subsidiary, owns a secured manufacturing facility in China for the manufacturing of inlays, cards machineries and module packaging. MCT has achieved ISO9001:2000 for Quality Management System, ISO14001:2004 for Environmental Management System, OHSAS18001:2007 for Certified Facility Occupational Health and Safety Management Systems and is MasterCard CQM Certified as well as MasterCard Certified Vendor.

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

Research and development

        We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies. Accordingly, we intend to continue devoting substantial resources to research and development. We pay royalties to the Government of Israel at a rate of 3%-3.5% of sales of the products that the Government of Israel participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval. The following table describes our research and development activities during each of the past five years:

	2004	2005	2006	2007	2008
	(Dollars in millions)

Our expenditures net of grants from the OCS	$3.2	$4.8	$7.1	$12.3	$11.1
Our net expenditures as a percentage of annual revenues	14%	13%	17%	28%	28%
OCS grants	$0.4	$0.6	$0	$0	$0

        Our research and development activities focus on three areas:

—	implementing our core technologies in microprocessors and readers;

—	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

—	developing new innovative technologies related to the operation of contactless microprocessor- based smart cards.

        As of December 31, 2008, we employed 115 employees in our research and development activities. Our main research and development facilities are located at our headquarters in Rosh Pina, Israel. We believe that our success is based on our experienced team of senior engineers and technicians who have on average 12 years of experience in their respective fields. Our research and development facilities are ISO 9001:2000 certified.

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

        We have over 100 different patents and patent applications in different areas of our business, including patents and patent applications relating to smart card power and data transmission, manufacturing processes and productions equipment of contactless smartcards and dual interface smartcards, Smart ID solutions, electronic parking systems, fuel management products all of them based on contactless. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications.  In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged.

Competition

        Contactless microprocessor-based products and technologies. We anticipate competition in sales of our products, systems and technologies from other providers of contactless microprocessor-based smart card technologies. We expect competition to intensify as our competitors commit greater resources to the development of contactless microprocessor-based smart cards. Some of the larger chip manufacturers that operate in the smart card market, including Atmel, STMicroelectronics, Infineon and NXP Semiconductors, have announced that they are developing contactless microprocessor-based smart cards.

        Contactless ASIC-based products and technologies. We compete with contactless ASIC-based technologies developed primarily by NXP Semiconductors, which comply with ISO 14443 and which are used by some of the largest manufacturers of smart cards, including Gemalto and Giesecke & Devrient, and Sony’s contactless ASIC-based technology that is not ISO compliant. Other companies offer contactless ASIC-based systems for specific applications. In addition, Orpak Industries Ltd. and Roisman Engineering Ltd., both based in Israel, also offer gasoline management systems, which use simple ASIC-based devices powered by batteries and that are not ISO-compliant.

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

On Track Innovations

Ltd.

Israel

PARX France

France

Easy Park Israel.

Ltd.

Israel

InSeal SAS

France

InterCard GMBH

Systemelectronic

Germany

Millennium Cards

Technology
Limited

Shenzhen, China

Easy Park Ltd.

Israel

PARX Ltd.

Israel

OTI Africa (Pty),
Ltd.

South Africa

Millennium Cards

Technology
Limited

Hong Kong,
China

OTI America, Inc.

Delaware, USA

Chinese Joint
Venture

SoftChip
Technologies

(3000) Ltd.

Israel

SoftChip Israel

Ltd.

Israel

ASEC Spolka

Akcyjna

Poland

   94.33%(1)                94.33%(8)                            100%                                 100%                      100%                          100%(4)                                 90%(6)

       100%(2)                     100%(9)                                                  49% (5)                          100%(7)                             100%(3)                                        100%

(1)	The remaining shares of Easy Park Ltd. are held by two shareholders.
(2)	Including 10% of the shares of Easy Park Israel Ltd. that is held directly by On Track Innovations Ltd.
(3)	We acquired a 51% interest in InterCard Systemelectronic in June 2000. We acquired the remaining 49% interest in this company in January 2001.
(4)	We acquired ASEC in October 2004.
(5)	We established the joint venture during 2005
(6)	We established Millennium Cards Technology Limited (“MCT”) during 2006 together with a partner. Our initial holding was 60%. In September 2008 we were issued additional shares in MCT, which increased our holding in MCT to 90%.
(7)	We acquired InSeal SAS in May 2006.
(8)	The remaining shares of PARX Ltd. are held by two shareholders.
(9)	We acquired PARX France (formerly ID Parking) in June 2008.

Easy Park Ltd.

        Easy Park Ltd. developed our EasyPark system. Easy Park is incorporated under the laws of the State of Israel. By reason of our ownership of 94.33% of Easy Park’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

        Our Easy Park system was selected as the national parking system for Israel.

The SoftChip Group

        On January 28, 2000, we acquired from Michael and Yael Cohen all of the shares of SoftChip Israel Ltd. and SoftChip Technologies (3000) Ltd., which we refer to collectively as the SoftChip group, in exchange for 12,119 of our ordinary shares. The closing price of our ordinary shares on this date was EUR103.30 per share (equivalent at that time to $100.90 per share). It was agreed that Michael Cohen would continue as chief executive officer of SoftChip Technologies (3000) Ltd. pursuant to an employment agreement with a six year term. Michael Cohen’s employment agreement was terminated on March 31, 2003 and instead we have hired Michael Cohen to provide services as a consultant. We also granted Michael Cohen options to purchase 10,000 of our ordinary shares at an exercise price of $30.00 per share as part of this acquisition.

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

OTI Africa (Pty) Ltd.

        OTI Africa (Pty) Ltd. is headquartered and incorporated in South Africa and provides marketing, distribution and customer support services for our products in Africa.

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

        In October 2004, we sold our InterCard Kartensysteme subsidiary. The purchase price for our shares in InterCard Kartensysteme was $2.5 million, payable in two installments. The first installment, in the amount of $1.25 million, which was paid in January 2005, consisted of $685,000 in cash, a euro 325,000 interest-free promissory note ($432,000), payable in 32 monthly installments of euro 10,000 and a final installment of euro 5,000, beginning on February 1, 2005, and a euro 100,000 promissory note, payable in 12 monthly installments of euro 9,000, beginning on February 1, 2005. The second installment, in the amount of $1.25 million, payable paid in 25 quarterly payments beginning on April 1, 2005. In October 2005, we entered into a settlement agreement according to which the outstanding balances of the two loans were reduced by euro 165,000 and combined to one loan, payable in 24 monthly installments of euro 10,000 each and a final installment of euro 5,000. During 2007 the purchaser settled the entire remaining debts. The gain from the sale, in the amount of $374,000, was recognized in the consolidated financial statements in 2005.

ASEC Spolka Akcyjna

        On October 22, 2004, we completed the acquisition of ASEC, which is headquartered in Krakow, Poland, from Nextel Spolka Akcyjna, or Nextel. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated as of September 14, 2004, as amended in October 2004, between us and Nextel, the aggregate purchase price for the acquisition was $1.6 million, which was paid to Nextel through the issuance of 186,264 of our ordinary shares, calculated by dividing the purchase price by the average price of our ordinary shares during the ten trading days prior to, but excluding, the closing date of the acquisition ($8.59 per share). In addition, the agreement provides for additional consideration of up to $350,000 to be paid to Nextel in the form of our ordinary shares, subject to ASEC meeting specified performance criteria for the years ended December 31, 2004 and 2005, referred to as the earn-out formula. ASEC met the performance criteria for the year ended December 31, 2004. Accordingly, as of December 31, 2004 we recognized a liability of $175,000 in connection with the earn-out formula, which was settled by 14,298 ordinary shares that were issued by us to Nextel in June 2005.

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

        In July 2005, POI completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005, between POI and POE, POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of our ordinary shares. On September 1, 2006, we completed a structural change in the Far-East, under which the operations of POI was transferred to Millennium Card’s Technology Limited. Following the structural change, the Company has sold its shares in POI.

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

        Millennium Card’s Technology Limited

        On September 1, 2006, we completed a structural change in the Far-East, under which the operations of POI and of e-Pilot were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006. Following the structural change, the Company has sold its shares in POI and e-Pilot for a total consideration of $200,000 and recorded a $122,000 gain from sale of subsidiaries. Our initial holding in MCT was 60%. In September 2008 MCT issued additional 3,000 shares of HK$1.00 against the conversion of the debt of MCT to us in the principle amount of $6,900,000. Following the shares allotment, our holding in MCT was increased to 90%.

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

PARX Ltd.

        PARX Ltd. is incorporated under the laws of the State of Israel. By reason of our ownership of 94.33% of PARX’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

        PARX is responsible for marketing electronic parking solutions in international markets, which includes the successful EasyPark in-vehicle electronic parking product.

PARX France.

        In June 2008 we completed, through PARX Ltd., the acquisition of 100% of the share capital of PARX France (formerly ID Parking) from Gilbert and Majeste Nadine Baup, for a purchase price of euro 750,000 (after deducting transaction costs of $319,000), which was paid partly (euro 250,000) in cash and partly through the issuance of 300,698 of our ordinary shares (where additional funds may need to be paid if the total value of such shares at determined dates does not equal to euro 500,000).

D.	PROPERTY, PLANT AND EQUIPMENT

        We lease an aggregate of 10,639 square meters of land in Rosh Pina, Israel from the Israel Lands Authority. Of the 10,639 square meters, 2,377 meters are leased under a 49 year lease which expires on November 16, 2041, with an option to extend for a further period of 49 years. Our principal management, administration and marketing activities occupy a 1,188 square meter facility on the site. The remaining 8,262 square meters of land are leased under a 49 year lease with the Israel Lands Authority which expires on September 14, 2047, with an option to extend for a further period of 49 years. Our principal engineering, research and development and part of our manufacturing activities occupy a 4,000 square meter facility on this site. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority. Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim. Our majority owned subsidiary, Easy Park Ltd., leases office space in this complex from us. Easy Park also leases an aggregate of 137 meters in Tel Aviv pursuant to a lease that expires on April 14, 2011, with an option to extend for a further period of 3 years.

        We also lease an aggregate of 270 meters in Tzur Ig’al, Israel pursuant to a lease that expires on February 28, 2011, with an option to extend it for additional three periods of 1 year each.

        OTI America, Inc. leases an aggregate of 4,375 square feet of office space in Fort Lee, New Jersey pursuant to a lease that expires on August 31, 2009. OTI Africa (Pty) Ltd. owns an aggregate of 770 square meters of office space in Century City, South Africa.

        ASEC leases an aggregate of 495 square meters of office space in Krakow, Poland pursuant to a lease terminable by giving a three months’ notice, and 169 square meters of office space in Warsaw, Poland pursuant to a lease that expires on March 29, 2013.

        InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany.  The area is being used commercially for its manufacturing facility.

        MCT leases office space in Futian, Shenzhen with areas of 4,779 square meters and 2,732 square meters pursuant to leases that expires on August 31, 2013 and January 16, 2012, respectively. The office space is currently being used for its manufacturing facility. Additionally, MCT leases office space in Causeway Bay, Hong Kong with areas of 132 square meters pursuant to a lease that expires on May 13, 2009. The office space is used for administrative purpose.

        InSeal leases an aggregate of 220 square meters of office space in Paris, France, pursuant to a 9 years lease starting January 2007, with an option to terminate once every three years by giving a 6 months notice.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in this annual report. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in “Item 18. Financial Statements” of this annual report.

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements contained in “Item 18. Financial Statements.”

Overview

        We design, develop and sell contactless microprocessor-based smart card systems. Our headquarters and main research and development activities are in Israel. Our sales and marketing efforts are directed from our Israeli headquarters with additional sales support offices located in U.S. subsidiary, OTI America, located in Fort Lee, New Jersey, Europe, South Africa and the Far East. Our packaging, assembly and manufacturing facilities are located in Israel, Germany and the Far East.

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

        We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2006, 2007 and 2008, product sales to OEMs accounted for $7.8 million, $8.7 million and $8.9 million, respectively, of our total revenues.

        We began marketing cards, inlays and machineries following our acquisitions of MCT, e-Pilot and POE .

        We have reported net losses for each year that we have been in business, and we expect to incur full year losses at least through 2009. Our business tends to be seasonal, with greater sales in the third and the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2009 and we also cannot assure you that we will be profitable in either of the last two quarters of 2009, or afterwards.

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

        During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2006		2007		2008

Sales	$35,171	87%	$40,854	94%	$37,582	93%

Licensing and
transaction fees	5,382	13%	2,631	6%	2,635	7%

	$40,553	100%	$43,485	100%	$40,217	100%

        Sales increased by $5.7 million in 2007 as compared to 2006 and decreased by $3.3 million in 2008 as compared to 2007. The increase in 2007 is mainly attributed to an increase in sales of Petroleum products, Payments products and its components, and OEM. The decrease in 2008 is mainly attributed to decrease in sales of Payments products and its components.

        Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products. Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. The decrease in 2007 as compare to 2006 is primarily consisted of a decrease in transaction fees from the China ID project.

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

        We have historically derived revenues from different geographical areas. The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2006	$3,200	8%	$14,065	35%	$11,958	29%
2007	$4,710	11%	$17,924	41%	$9,024	21%
2008	$5,423	13%	$19,258	48%	$6,364	16%

	North, Central and South America		Israel

2006	$8,174	20%	$3,156	8%
2007	$7,569	17%	$4,258	10%
2008	$5,100	13%	$4,072	10%

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

Cost of revenues and gross margin

        Our cost of revenues, by revenue source, and gross profit, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2006	2007	2008

Cost of revenues
Sales	$21,871	$25,918	$24,743

Licensing and transaction fees	-	-	-

Total cost of revenues	$21,871	$25,918	$24,743

Gross profit	$18,682	$17,567	$15,474

        Sales. Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products. The increase in 2007 is primarily the result of increased sales which generated corresponding increased costs, and due to increase in costs associated with the revenue mix in the year ended December 31, 2007 as compared to the same period in 2006. The decrease in 2008 is primarily the result of decreased sales which generated corresponding decreased costs.

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

        Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2006	2007	2008

Operating expenses
Research and development	$7,065	$12,265	$11,129
Selling and marketing	7,072	9,670	11,875
General and administrative	11,948	17,593	14,274
Amortization and impairment of intangible
assets	821	1,314	2,794
Impairment of goodwill	-	-	24,217

Gain from sale of subsidiary	(122)	-	-

Total operating expenses	26,784	40,842	64,289

Operating loss	$(8,102)	$(23,275)	$(48,815)

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in 2007 as compared to 2006 was primarily due to a $3.6 million increase in expenses related to salaries that resulted from increase of 17 employees, mainly following the acquisitions of InSeal during May 2006 and the IPS division of Vuance (formerly SuperCom) which took place on December 31, 2006, a $862,000 increase in share-based compensation expenses, in accordance with SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), and due to a $845,000 increase in expenses related to subcontractors, and rental expenses. The decrease in 2008 was primarily due to a $1.0 million decrease in expenses related to salaries resulting from a $426,000 decrease in share-based compensation expenses, in accordance with SFAS 123R and from a decrease in number of research and development employees. Our research and development expenses may increase in the future as we continue to develop new products and new applications for our existing products.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2007 as compared to 2006 was primarily due to a $1.4 million increase in expenses related to salaries that resulted from an increase of employees, mainly following the acquisitions of InSeal during May 2006 and the IPS division of Vuance (formerly SuperCom) which took place on December 31, 2006, and due to a $678,000 increase in expenses related to our marketing efforts in new and existing markets. The increase in 2008 was primarily due to a $1.8 million increase in professional expenses resulting from marketing services related to existing projects and future projects, legal expenses related to the Smartrac law suit and increase in compensation expenses, in compliance with SFAS 123R and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”).

        Our selling and marketing expenses may increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and in the event that we hire additional personnel.

        General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management and financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses and insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business, and provision for doubtful accounts. The increase in 2007 as compared to 2006 is primarily attributed to a $2.5 million provision for doubtful accounts for the year ended December 31, 2007, a $1.2 million increase in share-based compensation expenses, in accordance with SFAS No. 123R, and due to a $1 million increase in expenses related to professional and rental expenses. The decrease in 2008 as compared to 2007 is primarily due to a $2.0 million decrease in provision for doubtful accounts, a $947,000 decrease in share-based compensation expenses, in compliance with SFAS 123R and EITF 96-18, and a $703,000 decrease in professional expenses. General corporate and administrative expenses may increase in the future as we continue to expand our operations.

        Amortization and impairment of intangible assets. The increase in 2008 as compared to 2007 is primarily due to a $1.4 million impairment charge against other intangible assets (customers’ contracts and relationships) acquired in acquisition of InSeal SAS.

        Impairment of goodwill. We conducted a goodwill impairment test on the goodwill acquired. The test was based on our single reporting unit structure. As a result of the decrease in our market capitalization in 2008 and deteriorating global economy, we determined that the carrying value of the goodwill exceeded its implied fair value. We further concluded that all of the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, we recorded an impairment charge of $24.2 million.

Financing income (expenses), net

        Financing income consists primarily of interest earned on our investments in U.S. treasury securities and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses. The decrease in financing income is mainly due to decrease in interest earned on investments in U.S. treasury securities and the increase in financing expenses is mainly due to an increase in interest expenses from short term loans and credit.

        Our financing income, net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2006	2007	2008

Financing income	$2,459	$2,800	$561
Financing expenses	(747)	(938)	(1,089)

Financing income (expenses), net	$1,712	$1,862	$(528)

Net loss

        Our net loss increased in 2007 as compared to 2006 primarily due to an increase in our operating expenses as mentioned above and a decrease in our gross margin primarily due to a decrease in revenues from licensing and transaction fees. The increase in 2008 as compared to 2007 is primarily due to an increase in the Company’s operating expenses, mainly due to the goodwill impairment charge as mention above, increase in financial expenses, net as mentioned above, decrease in gross profit resulting from decrease in sales, decrease in minority share in loss of subsidiaries and increase in equity loss of affiliated company.

        Our net loss for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2006	2007	2008

Net loss	$(6,604)	$(20,643)	$(49,995)

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill and other intangible assets and our policy with respect to stock-based compensation.

        Revenue recognition. We recognize product sale revenues upon delivery, provided there is persuasive evidence of an agreement and the risks and rewards of ownership have transferred to the buyer, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists. In the case of nonrecurring engineering, revenue is recognized upon completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

        Technology license revenues are recognized at the time the technology and license are delivered to the customer, collection is probable, the fee is fixed and determinable, persuasive evidence of an arrangement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

        We recognize revenues from customer services and technical support as the services are rendered ratably over the period of the related contract.

        We recognize transaction fees as they are earned, based on actual usage.

        Our revenue recognition policies are consistently applied for all revenues recognized.

        Goodwill and other intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually, as of December every year, in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

        The Company conducted its goodwill impairment test on the goodwill acquired. The test was based on the Company’s single reporting unit structure. As a result of the decrease in the Company’s market capitalization in 2008 and the deteriorating global economy, the Company determined that the carrying value of the goodwill exceeded its implied fair value. The Company further concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $24.2 million. No impairment losses were recorded in 2007 and 2006.

        Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

        Impairment of long-lived assets. In accordance with FASB Statement No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

        As of December 2008 the Company conducted its impairment test on the intangible assets recognized in the acquisition of InSeal, as a result of an uncertainty relating to a customer of InSeal and the future revenues from that customer. As a result, the Company recorded an impairment charge of $1.4 million in the fourth quarter of 2008. No impairment charges were recoded in 2007 and 2006.

        Other intangible assets, net, amounted to approximately $2.5 million as of December 31, 2008. If these estimates change in the future, we may be required to record impairment charges for our other intangible assets.

        Stock option plans. Prior to January 1, 2006, the Company accounted for stock based employee and director compensation by using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, compensation cost for stock options was measured as the excess of the market price of the underlying stock on the date of grant over the exercise price and was recognized over the scheduled vesting.

        On January 1, 2006, the Company adopted SFAS 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS 123R using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As a result of adopting SFAS 123R, the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354,000 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123R, the $833,000 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that were both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123R. The net effect had no change in total shareholders’ equity.

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

        SFAS No. 123R requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

        These estimates incorporate significant judgment in determining the fair value of stock-based compensation awards.

        During 2008 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price as of the day of grant.

Recently Issued Accounting Guidance

        In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (FAS 159). The statement allows the Company to irrevocably choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of FAS 159 did not have an impact on the Company’s consolidated results of operations and financial position.

        In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-03 is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of the provisions of EITF 07-03 did not have an impact on its financial position, results of operations or cash flows

        In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company will adopt the guidance in Statement 141R and Statement 160 to future transactions. The Company will follow upon adoption the presentation and disclosure requirements with respect to minority interests in subsidiaries, this will result in a reclassification of immaterial amounts from minority interest liability classified balance to an equity account.

        Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements”, (SFAS 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations. In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

        In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.  Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company believes that the impact, if any, of adopting Statement 161 will not have a material impact on the Company’s financial statement.

        In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company believes that the impact, if any, of adopting FSP FAS 142-3 will not have a material impact on the Company’s financial statement.

        In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009 and expect that the impact, if any, of adopting EITF 07-5 will not have a material impact on the Company’s financial statement.

        In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

        In May 2009, the FASB issued Statement No. 165, Subsequent Events, addressing accounting and disclosure requirements related to subsequent events. Statement 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of Statement 165 is not expected to have a material effect on the Company’s financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, and cash from the exercise of options and warrants. We had cash and cash equivalents of $27.2 million as of December 31, 2008 and $35.5 million as of December 31, 2007. In addition, we had short-term investments of $904,000 (representing U.S. treasury securities) as of December 31, 2008 and $6.4 million as of December 31, 2007. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31 , 2008 we have used $12.2 million in operating activities primarily due to a $50.0 million net loss, a $2.0 million decrease in other current liabilities, a $1.9 million decrease in trade payables and a $711,000 decrease in deferred tax liability, partially offset by a $24.2 million impairment of goodwill, a $6.3 million of stock based compensation issued to employees and others, a $2.7 million decrease in trade receivables, a $3.0 million depreciation, $2.8 million amortization and impairment of intangible assets, a $1.3 million equity in net losses of an affiliated company, a $869,000 decrease in inventories, a $567,000 decrease in other receivables and prepaid expenses, a $548,000 increase in allowance for doubtful accounts and a $78,000 increase in accrued severance pay, net. For the year ended December 31, 2007 we have used $6.3 million in operating activities primarily due to a $20.6 million net loss, a $2.8 million increase in inventories due to purchasing for future and existing orders, a $1.0 million minority interest, and a $686,000 increase in other receivables and prepaid expenses, partially offset by a $6.9 million of stock based compensation issued to employees and others, a $3.3 million increase in trade payables, a $2.6 million depreciation, a $2.5 million increase in allowance for doubtful accounts, a $2.0 million increase in other current liabilities, a $1.3 million amortization of intangible assets, a $358,000 equity in net losses of an affiliated company, a $283,000 increase in accrued severance pay, net, and a $104,000 decrease in trade receivables. For the year ended December 31, 2006 we used $3.5 million of cash in operating activities primarily due to our net loss of $6.6 million, a $3.2 million increase in inventories, a $1.9 million increase in trade receivables, a $2.1 decrease in other current liabilities, $625,000 of minority share in loss of subsidiaries and a $551,000 decrease in allowance for doubtful accounts, partially offset by a $3.8 million stock-based compensation related to options and shares issued to employees and others, a $2.6 million increase in trade payables, a $1.9 million charge for depreciation of our property and equipment, a $1.1 million decrease in other receivables and prepaid expenses, a $1.1 million equity in net losses of an affiliated company, a $821,000 amortization of intangible assets and a $796,000 increase in accrued severance pay, net.

        Investing and financing activities. For the year ended December 31, 2008, net cash provided by investing activities was $3.4 million, mainly due to $34.6 million proceeds from maturity of available-for-sale securities, partially offset by a $29.0 million investment in available-for-sale securities, a $1.5 million used in the purchase of property and equipment and a $565,000 purchase of PARX France (formerly ID Parking). For the year ended December 31, 2007, net cash provided by investing activities was $6.6 million, mainly due to $148 million proceeds from maturity of available-for-sale securities and a $837,000 receipt on account of loans and receivables, partially offset by a $136.1 million investment in available-for-sale securities and a $6.2 million purchase of property and equipment. For the year ended December 31, 2006, net cash used in investing activities was $1.1 million, mainly due to a $23.6 million investment in available-for-sale securities and to a $3.1 million investment in equipment purchases, partially offset by $25.4 million proceeds from maturity of available-for-sale securities and $350,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004.

        For the year ended December 31, 2008, net cash provided by financing activities was $598,000, mainly due to $1.5 million proceeds from receipt on account of share and exercise of options and warrants, net, partially offset by $508,000 repayment of long-term bank loans and $358,000 decrease in short-term bank credit. For the year ended December 31, 2007, net cash provided by financing activities was $5.1 million, mainly due to $4.8 million increase in short-term bank credit, net, and $739,000 proceeds from long-term loans, partially offset by $495,000 repayment of long-term bank loans. For the year ended December 31, 2006, net cash provided by financing activities was $4.9 million, mainly due to $3.2 million due to exercise of options and warrants, $1.5 million of proceeds from minority in subsidiary and $978,000 from long-term bank loans, partially offset by a $570,000 repayment of long-term bank loans and by a $231,000 decrease in short term credit.

Market Risks

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

Interest Rate Risks

        We are exposed to market risks resulting from changes in interest rates, relating primarily from our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2008, we had fixed interest rate loan obligations of $2.3 million. Of this amount, $1.4 million was denominated in euro, $703,000 was denominated in USD, $120,000 was denominated in New Israeli Shekel, $49,000 was denominated in Polish Zloty and $41,000 was denominated in South African Rand. These loans will be repaid during the next five years.

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

        The annual rate of inflation (deflation) in Israel was 3.8% in 2008, 3.4% in 2007 and (0.1%) in 2006. The NIS revalued by approximately 1.1% and 9.0% in 2008 and 2007, respectively, against the U.S. dollar.

        The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is euro and of ASEC Spolka Akcyjna is the Polish Zloty and the functional currency of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the euro, the Polish Zloty and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We cannot assure you that we will not be adversely affected in the future.

Corporate Tax Rate

        On July 25, 2005 the Knesset, the Israeli Parliament, passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005, or the Amendment. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. As of December 31, 2008, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $84.4 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2008, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

        Until 2005 we participated in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade (“OCS”) that support research and development activities. Under the terms of these programs, a royalty of 3% to 3.5% of the sales of products must be paid to the OCS, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid. In 2006 we decided to cease our participation with the OCS.

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2008, we have received a total of $5.0 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future.

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

        As of December 31, 2008, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows: (in thousands)

	2009	2010	2011	2012	2013 and thereafter	Total

Operating lease obligations	$751	$513	$464	$455	$471	$2,654
Long-term debt obligations	$580	$528	$272	$128	$834	$2,342
Deferred tax liability	$82	$36	$19	$12	$53	$202
Total	$1,413	$1,077	$755	$595	$1,358	$5,198

        We shall also pay royalties to the Office of the Chief Scientist as discussed above in B, Liquidity and Capital Resources.

        Our liability for severance pay for some of our Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. Our liability for those Israeli employees is partially provided for by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in our balance sheet. The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. Our total liability, net of deposited funds, at December 31, 2008 was $2.5 million. Timing of payment of this liability is dependent on timing of the departure of the employees.

        For additional information on our contractual obligations as of December 31, 2008, under long-term bank loans and operating leases, see Notes 8 and 9 to our consolidated financial statements. For a description of liens on our assets see Note 9C to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Management

        The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position

Oded Bashan (1)	62	Chief Executive Officer, Chairman and Director
Ronnie Gilboa	53	Vice President - Projects and Director
Guy Shafran	36	Chief Financial Officer (until September 30, 2008),
		Chairman and President of Millennium Cards’ Technology Ltd.
Tanir Horn	33	Chief Financial Officer (from October 1, 2008)
Moshe Aduk	52	Vice President - Gasoline Management System
Nehemya Itay	60	Vice President - Hardware Engineering
Ohad Bashan	38	President, Chief Marketing Officer and Director;
		Chief Executive Officer, OTI America, Inc.
Eliezr Manor (1)(2)(3)	62	Director
Ora Setter (1)(2)(3)	58	Director
Eli Akavia (1)(2)	61	Director
Raanan Ellran (1)(2)(3)	59	Director
Shlomo Tussia-Cohen (1)(2)(3)	36	Director

(1) Compensation committee member
(2) Audit committee member
(3) External director

        Oded Bashan co-founded the Company in 1990 and has continued to serve as our Chief Executive Officer and Chairman since that time. Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990. Mr. Bashan is Chairman of OTI America, Inc., OTI Africa (Pty) Ltd., SoftChip Technologies (3000) Ltd., SoftChip Israel Ltd., Easy Park Ltd., Easy Park Israel Ltd. and PARX Ltd., President of InSeal SAS and a director of ASEC, Millennium Card’s Technology Ltd., and Z.H.R. Industrial Park Company Ltd. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion. He is currently a member of the trustee committee of the Tel-Chai College and a member of the consulting committee for the Executive MBA program at Bar Ilan University. Mr. Bashan holds both a B.Sc and an M.Sc in economics and business management from the Hebrew University of Jerusalem.

        Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date has served as our Vice President-Projects. He serves on the board of directors of OTI America, Inc., ASEC S.A, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd., PARX Ltd., Softchip Technologies (3000) Ltd., SoftChip Israel Ltd., and Origin GPS Ltd. Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990. Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion – Israeli Institute of Technology.

        Guy Shafran served as our Chief Financial Officer until September 30, 2008, having served in that position since June 2000, and has served as a director of Easy Park Ltd. since June 2000 and as a director of Easy Park (Israel) Ltd. since March 2002. Since 2005 Mr. Shafran also serves as the President and Chairman of Millennium Card’s Technology Ltd. Mr. Shafran is also a director in Millennium Card’s Technology Ltd. Prior to joining us, Mr. Shafran was chief financial officer at the Israel Cold Storage and Supply Company Ltd., an Israeli public company engaged in the distribution of soft drinks and cold storage, from June 1996 to March 2000. From July 1995 to February 1996, Mr. Shafran was assistant to the chairman of the Baran Group Ltd., an Israeli engineering company. Mr. Shafran holds a B.A. in economics with a specialization in business administration from Ben Gurion University, Beer Sheba, and a MEI Graduate Degree in Management specializing in International Management and Entrepreneurship from Swinburne University of Technology.

        Tanir Horn serves as our Chief Financial Officer since October 1, 2008. Ms. Horn is a Certified Public Accountant and has been with OTI since 2006, acting first as a Deputy CFO of OTI’s joint venture in China and then as OTI’s controller at its headquarters in Israel. Prior to joining OTI, Ms. Horn worked as an examiner for large enterprises at the head office of the Income Tax Division of the Israeli Treasury from 2001 until 2006. She holds a BA in Business Administration and Accountancy from College of Business Management, Tel Aviv, and has been a lecturer and instructor on taxation laws since 2002 in colleges and for the Tax Division of the Israeli Treasury.

        Moshe Aduk serves as our Vice President–Gasoline Management System, having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1995 to July 1999. Prior to joining us, Mr. Aduk was a hardware and software development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1985 to 1990. From 1984 to 1985, he was employed as a technical support engineer at Motorola Israel. Mr. Aduk holds a B.Sc. in electrical engineering from The Technion – Israeli Institute of Technology.

        Nehemya Itay serves as our Vice President–Hardware Engineering, having served in that position since July 1995. From 1990 to July 1995, he was employed by us as a research and development engineer. He served as a director from 1991 to July 1999. Mr. Itay is a member of the Joint Task Committee of the International Standards Organization on standards for contactless smart cards. Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990. From 1982 to 1985, he was an hardware electronic engineer at Elscint, an Israeli technology company. Mr. Itay holds a B.Sc. in electrical engineering from The Technion – Israeli Institute of Technology and an M.A. in electronics from Drexel University, Philadelphia.

        Ohad Bashan serves as our President and Chief Marketing Officer. Prior to that he served as our Head of Global Marketing and Strategy Development (since June 2000). Mr. Bashan was appointed as the President of the Company commencing August 2007, pursuant to which he relocated from the U.S. to the Company’s headquarters in Israel and stepped down from his office as the President of OTI America, however, remained his position as Chief Executive Officer and a director of OTI America, Inc., which he holds since 1998. Mr Bashan serves as a director of our board, as a director of Millennium Card’s Technology Ltd. since 2005 and as a director in PARX Ltd since 2008. From 1996 to August 1998, he was our business development manager. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

        Eliezer Manor serves as a director, having served in that position since July 2003. Mr. Manor is a private businessman engaged in hi-tech entrepreneurship and venture capital. His activities are carried out through his wholly owned company, Shirat Enterprises Ltd., which holds a portfolio of private investments and, in addition, carries out a broad program dedicated to establishment of joint ventures between Israeli hi-tech companies and Chinese industrial mature companies. In the past Mr. Manor was the co-founder and director of several hi-tech start-up companies. He also served as a member of the international team of WJ Hopper investment bank. Mr. Manor was also a co-founder and managing director of two VC funds (Mofet in Israel and GCP in the Silicon Valley), and a founder of IVA (Israel Venture Capital and Private Equity Association) and served as its first Executive Director. Mr. Manor holds a B.Sc. Physics from the Tel Aviv University and a M.Sc. Applied Physics from the Weizmann Institute of Science, Israel, specializing in electro-optics and is a member of the Advisory Editorial Board of Photonics Spectra – the international journal of electro-optical engineering. Mr. Manor is also engaged in venture philanthropy, and he and his family established in the past and are supporting Schools-On-Line, a NGO active among high-school children and teachers.

        Ora Setter (PhD) serves as a director, having served in that position since August 2006. Until August 2006 Dr. Setter was the CEO and Academic Director of Lahav – Executive Education Center in Tel Aviv University. Dr. Setter also served a as director in Sapanut & Aspaka Ltd., Marnetics Inc., Topspin Medical Inc., Ravad Ltd, and Medcon Ltd. Dr. Setter is an active lecturer at the Recanati Business School at Tel Aviv University, and in other academic institutions. Dr. Setter is a consultant to many leading companies in Israel, focusing on organizational development and business, and specializing in knowledge management and implementation of knowledge management systems, and in building and organizing training programs for organizations. She is also a well known lecturer and writer. In the past Dr. Setter was the entrepreneur and Managing Director of Book A la Carte, Inc. – as start up company dealing with publishing books through the Internet. Dr. Setter’s areas of teaching and research include Psychological Contracts in organizations, Leadership, Organizational Diagnosis & Development, Real and Virtual Team Building, Organizational Politics and Power and Career Dynamics. Dr. Setter serves in the board of several organizations – business companies and NGO’s. She is the organizing force and leader of the “Women promoting women” network in Israel, including most of the women leaders in business, academia, public sector and NGO’s. These days Dr. Setter has completed her studies for a MA degree in Religions Science South Asian Studies in Tel Aviv University, and is involved with several ventures as a partner and business consultant.

        Eli Akavia, serves as a director, having served in that position since December 2003. Mr. Akavia is an independent consultant and he serves as a director of several other Israeli public companies (Eden Springs Ltd., Eshlad Ltd., Starling Advanced Communications Ltd. and Rada Electronics Industry Ltd.). Mr. Akavia worked for Luboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently merged with Ernst & Young, Israel) for 30 years and until 2002, first as an employee and later as a senior partner. Mr. Akavia’s roles at Luboshitz Kasierer included: Head of Audit Department, Head of Hi-Tech Division and Partner in charge of the Firm Professional Standards Group. He specialized in hi-tech companies and accumulated invaluable experience in US GAAP and SEC rules. Mr. Akavia has participated in a large number of Israeli companies’ initial public offerings in the United States.

        Raanan Ellran served as a director between 1999- 2005, resuming the position in July 2007. Since April 2009 Mr. Ellran is the CEO of CSB Home Appliances Ltd, and in addition, he currently serves on the board of directors of AAI Ltd., an Israeli internet software designer and of Rafael Advanced Defense Systems Ltd (between 2002-2005, resuming the position in 2006), where he also serves as Chairman of the Finance Committee, and as Chairman of the Investment Committee. Previous positions as board member include the First International Bank, Dikla Mutual Funds Management Company, F.I.B.I. Holding Company Ltd. (until October 2006), and First International Bank of Israel, Provident and Pension funds (between 1993-1998). Between 1997- 2002 he served as the General Manager of Assuta Medical Centers, between 1995 to 1997, he served as the General Manager of Ratfon Import Ltd., and prior to that he was the General Manager of ACE Hardware (Israel) Ltd. (1994-1995).

        Shlomo Toussia-Cohen serves as a director, having served in that position since June 2005. From 2002 to 2005 Mr. Toussia-Cohen worked as senior assistant to Director General of the Israeli Broadcasting Authority – the Israeli Public TV and Radio and as chief executive officer and member of the investment committee in the Education Fund for Journalists (1977) Ltd. Holding a Master degree in Law (L.L.M.) with specialization in private law from the Hebrew University of Jerusalem and a bachelor degree in Business (B.A.) with specialization in finance from the Interdisciplinary Center of Herzelia, Mr. Toussia-Cohen works as a Lawyer and is a member of both the Israeli Bar and the of New York State bar.

B.	COMPENSATION

Executive Compensation

        The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” for the year ended December 31, 2008 was $1,945,000, of which approximately $45,000 relates to 2008 bonuses paid in 2009. This amount includes approximately $405,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. The amounts mentioned above include the compensation paid to our current and previous Chief Financial Officers in respect of their partial office periods during 2008.

        Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board. Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors. The aggregate amount paid by us to our non-executive directors listed above under “Management,” in the year ended December 31, 2008 was $176,287.

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

        Agreement with Oded Bashan. The employment agreement of Oded Bashan, dated July 1, 2004, as was amended at our shareholders meetings dated June 3, 2005, August 24, 2006 and July 27, 2007, provides for a seven-year term ending on June 30, 2011. Mr. Bashan may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case upon six months’ notice. In the event of termination, Mr. Bashan is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. In the event we terminate his employment prior to June 30, 2011, unless the termination occurred as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings, we are required to continue paying Mr. Bashan a monthly compensation, including benefits but excluding bonuses, until June 30, 2011, and in any event, for a period that shall not be less than six months following the notice period described above. In addition to the compensation, contributions and bonus described above, Mr. Bashan is entitled under his contract of employment to an additional bonus of $15,000 for every one percent increase in our average share price quoted for the last two months of any year over the average share price quoted for the last two months of the preceding year. The total compensation that Mr. Bashan is entitled to under his employment agreement is paid to Mr. Bashan partially as a salary, in his capacity as an employee of the company, and partially as a service fee, in his capacity as a service provider.

        Agreement with Ronnie Gilboa. The employment agreement of Ronnie Gilboa, dated July 1, 1999, as was amended at our shareholders meeting dated July 27, 2007, provides for a five-year term ended on June 30, 2004, and was extended automatically for a non-determined period. Mr. Gilboa may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case upon six months’ notice. In the event of termination, Mr. Gilboa is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment. On July 2007, Mr. Gilboa’s employment agreement was amended to include a commission of one (1%) percent from the net revenues and five (5%) percent from the net royalty payments and net NRE payments (i.e., after deduction of applicable tax) from projects resulting from his direct contribution.

        Agreement with Guy Shafran.  The employment agreement of Guy Shafran, dated January 1, 2006, as was renewed in 2008, provides for a three-year term ending on December 31, 2011, and is automatically extended unless terminated as described below.  In the event of termination, Mr. Shafran is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment in OTI or one of its subsidiaries.  Mr. Shafran is expected to work in Hong-Kong for three years with option for an additional two years and in the event that the employment abroad or in connection to it will be terminated before such period, Mr. Shafran will be paid in full and will be entitled to all terms as if such a termination did not exist. Mr. Shafran may terminate his employment on six months notice, and we may terminate his employment for reasonable or justifiable cause on one year notice.  In the event of termination of employment, unless the termination occurred as a result of circumstances depriving Mr. Shafran of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, Mr. Shafran shall be entitled to additional six months severance payments with full terms and benefits.

        Agreement with Tanir Horn The employment agreements of Tanir Horn, dated June 25, 2007, provides for an undetermined employment period. Ms. Horn may terminate her employment, and we may terminate her employment, in either case on two months’ notice. In the event of termination, unless the termination occurred as a result of circumstances depriving her of the right to severance pay at law, Ms. Horn is entitled to receive severance pay from funds deposited by us in her name.

        Agreements with Moshe Aduk and Nehemya Itay. The employment agreements of Moshe Aduk and Nehemya Itay, each dated July 1, 1999, provide for a five-year term ending on June 30, 2004, and were extended automatically for an undetermined employment period. These individuals may terminate their employment, and we may terminate their employment for reasonable and justifiable cause, in either case upon six months’ notice. In the event of termination, these individuals are entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment. In the event we terminate the employment of either Mr. Aduk or Mr. Itay, unless the termination occurred as a result of circumstances depriving them of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings, we are required to continue paying each of them a monthly salary for three months following the notice period described above.

        Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan with OTI America, Inc., dated October 6, 2005, as was approved at our shareholders meeting dated November 12, 2005, and amended at our shareholders meetings dated July 27, 2007 and August 6, 2008, provides for a four-year term ending on August 24, 2009. On June 2007 the Company assumed his employment agreement and he was appointed as the President of the Company commencing in August 2007, pursuant to which he relocated from the U.S. to the Company’s headquarters in Israel and stepped down from his office as the President of OTI America, however, remained his position as Chief Executive Officer and a director of OTI America, Inc. Mr. Bashan may terminate his employment on six months notice and we may terminate his employment upon six months notice.  In the event we terminate his employment, Mr. Bashan shall be entitled to six months severance payments with full terms and benefits, and shall be entitled to severance payment in an amount equal to two monthly salaries for each year Mr. Bashan was employed with the Company or OTI America, in addition to all benefits and salary Mr. Bashan is entitled to during the six month period. In addition to his monthly compensation, Mr. Bashan is entitled to receive a special annual bonus of 0.5% of the annual sales in the Americas markets. The bonus is paid during the month of April of the following year of the actual sales, as recognized in OTI’s financial statements. The total compensation that Mr. Bashan is entitled to under his employment agreement is paid to Mr. Bashan partially as a salary, in his capacity as an employee of the company, and partially as a service fee, in his capacity as a service provider.

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

        Under the new Israeli Companies Law, which entered into effect on February 1, 2000 (the “Companies Law”), the chief executive officer of a public company may not serve as a chairman of the board of directors, and vice versa, unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years. On August 24, 2006 our shareholders authorized our Chairman, Oded Bashan, to act as our Chief Executive Officer for an additional three-year period, after such date, we plan to recommend to our shareholders to authorize Mr. Bashan to act as our Chief Executive Officer for an additional 3-year period.

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

        The initial term of an external director is three years and under legislation that apply to Israeli companies whose shares that have been offered to the public outside of Israel or traded on a stock exchange outside of Israel, may be extended for consecutive additional three year periods (unlike other public companies, in which only one additional three year period is allowed). External directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

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

        In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of the NASDAQ Global Market listing requirements. Our directors Raanan Ellran, Shlomo Toussia-Cohen, Eliezer Manor and Ora Setter, qualify as external directors under the Companies Law and independent directors under the NASDAQ Global Market listing requirements. In addition, our director Eli Akavia, CPA is qualified as an independent director under the NASDAQ Global Market listing requirements.

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

Directors’ Compensation

        In accordance with the Israeli Companies Law, we pay each director (other than directors who are also officers of the Company) annual compensation in the amount of NIS 73,124 (around $17,410), and in addition an amount of NIS 2,813 (around $700) for each meeting of the board or any one of its committee attended in person (and 50% of this amount for each meeting attended via a conference call).

        In addition, we grant our directors, from time to time, options to purchase our ordinary shares, subject to the approval of our shareholders’ meeting.

Board Committees

        Our Board of Directors has established an audit committee, compensation committee and steering committee.

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

        The current members of our compensation committee are Oded Bashan, Eliezer Manor, Shlomo Toussia-Cohen, Ora Setter, Raanan Ellran and Eli Akavia. Other than Oded Bashan, who serves as a member of our compensation committee, none of the members of our compensation committee or audit committee is currently, or has ever been at any time since our formation, an officer or employee of our company. Since our compensation committee is not comprised solely of independent directors, all compensation arrangements of our executive officers are determined by a majority of our independent directors in accordance with NASDAQ Marketplace Rules.

Steering Committee

        Our board of directors established our steering committee in November 2004. The duties of the steering committee were to review the deployment of our company towards the implementation of the Sarbanes-Oxley Act. Following the establishment of the required procedure pursuant to the Sarbanes-Oxley Act, we concluded that the steering committee is no longer required.

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

Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor that is recommended by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or the independent accountant’s representative. The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager. On January 1, 2008, our audit committee recommended the appointment of Mr. Gali Gana, CPA, from the office of Rosenblum Holzman & Co., as our internal auditor for the year 2008, and our board of directors approved the appointment.

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

        The Companies Law further requires that an office holder discloses to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. The disclosure must be made promptly and in no event later than the board of directors meeting at which the transaction is first discussed. In addition, if the transaction is an extraordinary transaction, as defined below, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing and by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint the general manager or at least one director. The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, that is not on market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities. In the case of a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, but that is not an extraordinary transaction and is not adverse to the company’s interest, once the office holder complies with the above disclosure requirements only board approval is required, unless the articles of association of the company provide otherwise. In the case of an extraordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, in addition to any approval required by the articles of association, the transaction must be approved first by the audit committee, then by the board of directors and, in certain cases, by the shareholders. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee should in general not be present at this meeting or vote on this matter. If a majority of the directors have a personal interest in an extraordinary transaction, these directors are permitted to be present and vote on the transaction, but shareholder approval is also required. Under NASDAQ Marketplace Rule 4350(h), the Company should conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions should be approved by the company’s audit committee or another independent body of the Board of Directors.

        Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and undertakings to indemnify or insure an office holder who is not a director require both board and audit committee approval. In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval. Under NASDAQ Marketplace Rule 4350(c)(3)(A), compensation of the Chief Executive Officer must be determined, or recommended to the Board for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. The Chief Executive Officer may not be present during voting or deliberations. Under NASDAQ Marketplace Rule 4350(c)(3)(B) compensation of all executive officers, except the Chief Executive Officer, must be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

        The Companies Law applies the same disclosure requirements to a controlling party of a public company that it applies, as described above, to an office holder. For these purposes a “controlling party” is any person possessing the ability to direct the activities of the company, including a shareholder which holds 25% or more of the voting rights of the company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a person whose power is derived solely from his or her position on the board of directors or from another position with the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be joint shareholders. Extraordinary transactions with a controlling party or in which a controlling party has a personal interest, a private placement in which the controlling party has a personal interest and the engagement and terms of compensation of a controlling party or his family members, require the approval of the audit committee, the board of directors and the shareholders. Shareholders approval must be by a majority of shares voted at the meeting, including at least one-third of the shares of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 1% of the aggregate voting rights in the company.

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

        In addition, any controlling shareholder, any shareholder who knows that his vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty.

D.	EMPLOYEES

        The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2006	2007	2008

Sales and marketing	39	41	41
Research and development	103	120	115
Manufacturing and operations	301	373	322
Customer support	20	22	23
Management and administration	125	126	124

Total	588	682	625

        The decrease in the number of our employees in 2008 compared to 2007 was mainly in manufacturing and operation in the Far East and in research and development. Of our employees, on December 31, 2008, 121 were based in Israel, 10 in the United States, 105 in Europe, 34 in South Africa and 355 in the Far East.

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

        The following table sets forth certain information as of June 23, 2009 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

          All information with respect to the beneficial ownership of any of the below shareholders has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all of the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors and executive officers include the shares owned by their family members to which such directors and executive officers disclaim beneficial ownership.

        The share numbers and percentages listed below are based on 22,860,102 shares outstanding as of June 23, 2009:

Name of beneficial owner(1)	Number of Shares Beneficially Owned (2)	% of Class of Shares	Number of Options Beneficially Owned (3)	Exercise Price	Date of Expiration

Oded Bashan(4)	2,417,509	10.6%
Ronnie Gilboa(5)	241,089	1.0%	2,000	USD 32.00	March 1,2011
			2,000	USD 9.00	March 1,2011
			10,000	NIS 0.10	March 7,2012
			15,000	NIS 0.10	April 13,2012

Guy Shafran(6)	236,003	1.0%	574	NIS 0.10	May 14,2012
			841	NIS 0.10	November 26, 2009
			34,000	NIS 0.10	March 7,2012
			75,000	USD 2.48	May 26, 2013
			75,000	NIS 0.10	May 26, 2013
			17,000	NIS 0.10	June 25, 2013

Tanir Horn(7)	32,469	***	20,000	NIS 0.10	May 24, 2014
Moshe Aduk(8)	223,411	1.0%	662	NIS 0.10	May 14,2012
			1,014	NIS 0.10	November 26, 2009
			10,000	NIS 0.10	March 7,2012
			15,000	NIS 0.10	April 13,2012

Nehemya Itay(9)	233,883	1.0%	675	NIS 0.10	May 14,2012
			1,064	NIS 0.10	November 26, 2009
			5,000	NIS 0.10	August 17,2011
			10,000	NIS 0.10	March 7,2012
			12,000	NIS 0.10	December 3, 2007
Ohad Bashan	237,268	1.0%
Shlomo Tussia-Cohen(10)	70,000	***	40,000	$11.23	September 22, 2010
			30,000	NIS 0.10	April 13,2012
			50,000	$11.23	September 22, 2010
Eliezer Manor(11)	80,000	***	30,000	NIS 0.10	April 13,2012
Ora Setter(12)	30,000	***	30,000	NIS 0.10	April 13,2012
Eli Akavia(13)	50,000	***	50,000	$11.23	September 22, 2010
			1,200	$42.50	March 11, 2011
Raanan Ellran(14)	31,200	***	30,000	NIS 0.10	April 13,2012

All executive officers
and directors as a group	3,882,832	16.6%

*** Less than 1%

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire within 60 days after June 23, 2009 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from June 23, 2009. The exercise price of some of these options is greater than our current share market price.

(4)	Includes 861,663 ordinary shares held by Mr. Bashan and 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 1,548,384 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(5)	Includes 197,089 ordinary shares held by Mr. Gilboa, 15,000 ordinary shares held by Mr. Gilboa’s wife and options held by Mr. Gilboa and his wife to purchase 29,000 ordinary shares.

(6)	Includes 33,588 ordinary shares held by Mr. Shafran and options to purchase 202,415 ordinary shares. Mr. Shafran acted as our Chief Financial Officer until September 30, 2008.

(7)	Includes 12,469 ordinary shares held by Ms. Horn and options to purchase 20,000 ordinary shares. Ms. Horn acts as our Chief Financial Officer commencing October 1, 2008.

(8)	Includes 196,735 ordinary shares held by Mr. Aduk and options to purchase 26,676 ordinary shares.

(9)	Includes 205,144 ordinary shares held by Mr. Itay and options held by Mr. Itay and his wife to purchase 28,739 ordinary shares.

(10)	Consists of options to purchase 70,000 ordinary shares.

(11)	Consists of options to purchase 80,000 ordinary shares.

(12)	Consists of options to purchase 30,000 ordinary shares.

(13)	Consists of options to purchase 50,000 ordinary shares.

(14)	Consists of options to purchase 31,200 ordinary shares

Share Option Plans

        The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please see Note 10 to our consolidated financial statements. Under Israeli law, except for issuances of options to directors, or members of their families, adoption of share option plans and revisions to these plans are not subject to shareholder approval. Under NASDAQ Marketplace Rules, however, absent an exemption, most new share option plans and material revisions are subject to shareholders approval.

2008 Employee Stock Purchase Plan

        In 2008, the Company established an Employee Stock Purchase Plan pursuant to which 1,500,000 of our ordinary shares have been reserved for eligible employees of the Company and its subsidiaries. The purchase price of the ordinary shares is 85% of the closing price on certain dates specified in the plan. As of June 23, 2009, an aggregate of 1,009,213 of our ordinary shares have been issued to eligible employees under this plan. In accordance with the decision of our board of directors, the implementation of this plan has been suspended with respect to the offering period of April-June 2009.

2006 Alternative Option Exercise Mechanism

        On April 11, 2006, we offered to each of our and our subsidiaries’ employees, and its directors and office holders (other than “External Directors”, as such term is defined in the Israeli Companies Law of 1999) who held outstanding vested and unvested options to purchase an aggregate of 4,485,017 of our ordinary shares, which were issued pursuant to the terms of the our 2001 Share Option Plan, as amended, to replace all of their outstanding vested and unvested options into a new number of ordinary shares, with the same fair values, as determined using the Black-Scholes pricing model, and the same vesting schedules. Our Board of Directors approved the Alternative Option Exercise Mechanism (“AOEM”), on February 12, 2006. Further, our shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006. As a result of the AOEM, we issued a total of 2,437,075 ordinary shares in exchange for options to acquire a total of 3,737,369 ordinary shares. A holder of options who did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continued to apply and such options are exercisable in accordance with their terms. In accordance with SFAS 123 R we consider the AOEM as a short-term inducement. Since the fair market value of the Company’s ordinary shares newly issued to each employee equals the fair value of the options replaced from him/her, no incremental compensation cost was recognized pursuant to the AOEM.

2001 Share Option Plan

        We established our 2001 Share Option Plan in February 2001. The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates. Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance. On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004, on March 25, 2005, on September 25, 2005, and on December 3, 2007 our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 11,175,000 so that the aggregate number of options available under the plan is now 11,250,000. Under NASDAQ Marketplace Rules, the increase of the number of available options under the plan pursuant to the board of directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted that such approval is not required. We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been granted by NASDAQ due to differences between the Israeli law and NASDAQ rules. On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On April 20, 2004, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On March 25, 2005, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On September 25, 2005, our board of directors approved a further increase of 2,000,000 options. On December 3, 2007, our board of directors approved a further increase of 1,500,000 options. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders’ approval.

         Under this plan, as of June 23, 2009, 6,338,529 options had been exercised and 1,710,936 options are outstanding and exercisable. Of the options that are outstanding, as of June 23, 2009, 657,029 options are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $2.99.

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

        On March 22, 2009 our board of directors resolved to terminate this plan.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table provides summary information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our ordinary shares as of December 31, 2008, or a different date, if so provided in the table below.

        Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission All information with respect to the beneficial ownership of any of the below shareholders has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all of the shares shown as beneficially owned, subject to community property laws, where applicable.

The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of December 31 of each of the year shown below in the table. Ordinary shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

	December 31, 2006		December 31, 2007		December 31, 2008
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares

Oded Bashan (1)	5,523,591	29.84%	3,906,989	19.9%	2,643,384	12.2%
Diker Management, LLC (2)	-	-	1,848,741	9.42%	1,883,888	8.75%
Trellus Management
Company, LLC (3)	-	-	1,299,700	6.62%	1,768,855	8.21%
Crossfields Fund I LP (4)	-	-	-	-	1,649,137	7.66%

(1)	Includes ordinary shares held by Mr. Bashan. Also includes ordinary shares held by Mr. Bashan’s wife. Also includes options held by Mr. Bashan to purchase ordinary shares. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)	This information is based solely on Forms 13F filed with the SEC by Diker Management, LLC. The percentage of beneficial ownership was computed by us based on the information included in the Forms 13F and the total number of outstanding ordinary shares as of December 31 of each of the years shown in the table. Based on the information provided in such Forms 13F, the address of Diker Management LLC. is: 745 Fifth Avenue Suite 1409, New York, NY 10151. Diker Management LLC reports shared voting power over 1,732,329shares and sole voting power over 151,559 shares as of December 31, 2008.

(3)	This information is based solely on Forms 13G filed with the SEC by Trellus Management Company, LLC. The percentage of beneficial ownership was computed by us based on the information included in the Forms 13G and the total number of outstanding ordinary shares as of December 31 of each of the years shown in the table. Based on the information provided in such Forms 13G, the address of Terllus Fund Management Company, LLC. is: 350 Madison Avenue, 9th Floor New York, NY 10017. Terllus Fund Management Company, LLC reports shared voting power over 1,768,855 shares as of December 31, 2008.

(4)	This information is as of December 31, 2008 and is based solely on a Form 13G filed with the SEC on February 12, 2009, by Crossfields Fund I LP. Based on the information provided in such Form 13G, the address of Crossfields Fund I LP is: 800 Third Avenue, Suite 1701, New York, NY 10022. Crossfields Fund I LP reports shared voting power over 1,649,137 shares.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of June 23, 2009, there were 79 holders of record of our ordinary shares, of which 21 record holders holding approximately 1% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 90% of our outstanding ordinary shares as of said date).

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

Agreement with HolyTech Ltd.

        In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services and a number of other shareholders of HolyTech, who are also our employees, provide engineering and warehouse services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $68,000 in 2006 , $73,000 in 2007 and $109,000 in 2008.

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

Legal Proceedings

        We or our subsidiaries are a named defendant in the following litigations:

        On May 20, 2008 a plaintiff filed a complaint against us and one of our subsidiaries, in the US District Court for the District of Delaware, alleging infringement of two US patents and requesting a declaration that we infringe these patents, and therefore asking for an injunction, damages and attorneys’ fees. We filed our response on July 25, 2008, denying infringement and identifying certain defenses. Further, we brought a counterclaim against the plaintiff for infringement of a U.S. patent of us, seeking a declaration that the plaintiff is infringing our patent, and therefore asking for an injunction, damages and attorneys’ fees. At this stage, based on legal advice, we are unable to estimate the chances of the claim and, therefore, no provision has been made in the financial statements in respect of this claim.

        On September 3, 2003, Edi Wuhl, a former employee of us, filed a suit against us in the District Labor Court in Nazareth in the amount of NIS 3,953,000 (approximately $1,040,000) claiming that we breached the employment agreement with him, and that we owe him commission payment for certain sales. On January 10, 2008, the district court resolved that Mr. Wuhl is entitled to approximately $60,000, and therefore, during 2008 the Company paid this amount and recorded it in the financial statements. On April 28, 2008 the plaintiff submitted an appeal to the National Labor Court in Jerusalem. A hearing in the appeal was conducted in June 2009. At this stage, based on legal advice, we are unable to estimate the chances of the appeal and, therefore, no provision has been made in the financial statements in respect of the appeal.

        In September 2007, a plaintiff filed against one of our subsidiaries, a motion to approve a class action at the Tel Aviv District Court, at the sum of NIS 67.1 million ($17.6 million). The law suit was based on claims regarding the performance of certain device product of the subsidiary. Based on the court’s recommendation at the preliminary hearing, on January 21, 2009 the plaintiff had filed an application to remove the motion, and the court had accepted this application and the motion was removed.

        In October 2007, a plaintiff filed against one of our subsidiaries, and other third parties a motion to approve a class action at the Tel Aviv District Court, at the sum of approximately NIS 2 million ($526,000). According to the plaintiff, the subsidiary and the other defendants charged via the subsidiary’s product, an amount per hour which exceeds the amount that they are authorize to charge. On January 15, 2008, our subsidiary submitted to court a notice in which it joins to the other defendants’ application to dismiss the motion. On a preliminary hearing conducted on September 14, 2008, the court accepted such defendants’ arguments that the motion should be dismissed. In addition, the court instructed the parties to submit their summaries only with respect to the consideration to be paid to the plaintiff and his legal counsel. At this stage, based on legal advice, we are unable to estimate the chances of the motion and, therefore, no provision has been made in the financial statements in respect of this motion.

        On June 16, 2008, a plaintiff (“Plaintiff”) filed a patent infringement suit in Shenzhen Intermediate Court, Shenzhen, China (“Lawsuit”), alleging that one of our subsidiaries infringes a Chinese patent assigned to the Plaintiff (“Patent”). The Plaintiff requested an injunction, a relief of RMB 1 million (approximately $146,000) for its damages, the expenses incurred by it in relation to the efforts to cease the infringement and all court fees of the case. On May 5, 2009, the Shenzhen Intermediate Court stayed the Lawsuit until a litigation between the Plaintiff and a third party relating to the assignment of the Patent rights pending in the Beijing 1st Intermediate Court is resolved. At this stage, based on legal advice, we are unable to estimate the chances of the Lawsuit and, therefore, no provision has been made in the financial statements in respect of the Lawsuit.

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

        Though we never declared or paid a cash dividend, in November 2008 our board of directors has authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million conditioned approval by court, as required under Israeli law. In May 2009 the court approved a repurchase program in a total amount of up to $2 million.

B.	SIGNIFICANT CHANGES

        Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

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

        The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros giving effect to the reverse split as reported on the Neuer Market of the Frankfurt Stock Exchange. The closing prices that are indicated below commencing January 31, 2003 were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares as expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows, for the periods indicated since January 2004 until December 2004, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ SmallCap, and for the periods indicated since December 2004, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ Global Market.

	Frankfurt Stock Exchange (1)(3) per Share €		Frankfurt Stock Exchange (1)(3) per Share $		NASDAQ Global Market (2) per Share $
	High	Low	High	Low	High	Low

Year

2004	11.5	5.3	14.5	6.5	14.74	6.46
2005	13.0	8	16.1	10.4	13.80	10.3
2006	-	-	-	-	17.23	6.16
2007	-	-	-	-	8.43	3.60
2008	-	-	-	-	3.57	1.07

2007
First quarter	-	-	-	-	7.36	6.05
Second quarter	-	-	-	-	8.43	6.25
Third quarter	-	-	-	-	6.37	4.74
Fourth quarter	-	-	-	-	5.91	3.60
2008
First quarter	-	-	-	-	3.57	2.65
Second quarter	-	-	-	-	3.06	2.31
Third quarter	-	-	-	-	3.10	2.10
Fourth quarter	-	-	-	-	2.70	1.07
2009
First quarter	-	-	-	-	1.94	0.96

Month

December 2008	-	-	-	-	1.70	1.07
January 2009	-	-	-	-	1.94	1.24
February 2009	-	-	-	-	1.90	1.36
March 2009	-	-	-	-	1.26	0.96
April 2009	-	-	-	-	1.25	0.88
May 2009	-	-	-	-	1.69	1.30
June 2009 (until June 23)	-	-	-	-	1.49	1.25

(1)	Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange from August 31, 1999 until January 31, 2003, after which, until December 20, 2005, the shares were listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. To the extent required, shares prices are adjusted to give effect to our 10-for-1 reverse share split effective as of June 17, 2002.

(2)	Our ordinary shares were quoted on the NASDAQ SmallCap Market from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Market, and our ordinary shares commenced trading on the Global Market on December 20, 2004.

(3)	Until December 20, 2005

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

Description of Ordinary Shares

        As of June 23, 2009, our authorized share capital consists of 50,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 22,860,102 were issued and outstanding.

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

        Under the Companies Law, unless otherwise provided in the articles of association or by applicable law, shareholders’ resolutions require the approval of holders of a simple majority of our ordinary shares voting, in person or by proxy on the matter. Unless a higher percentage for taking an action is required under our articles of association, a shareholders’ resolution to amend our articles requires the approval of a simple majority of our shareholders present in person or by proxy.

        Under the Companies Law, a shareholder has certain duties of good faith and fairness towards the company.

Election of Directors

        Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors (other than external directors) are elected at a shareholders meeting by a simple majority of our ordinary shares. As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors. For more information see description under “Item 6.C – Board Practices – Election of Directors; Appointment of Officers” and “Item 6.C – Board Practices – External Directors”.

Modification of Class Rights

        The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by written consent of holders of three-fourth of the issued shares of that class, or by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Transfer of Shares and Notices

        Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by Israeli law, U.S. securities laws or the rules of a stock exchange on which the shares are traded. Under the Companies Law and applicable regulations, unless otherwise provided in the articles of association or by applicable law, shareholders of record are entitled to receive 35 or 21 days prior notice of meetings of shareholders, based on the matters that are on the agenda. Subject to the foregoing provisions of the Companies Law and applicable regulations, our articles of association provide that each shareholder of record is entitled to receive at least 14 days prior notice of any annual or extraordinary shareholders’ meeting and at least 21 days prior notice of any shareholders’ meeting at which a special resolution is proposed. Under new regulations, a longer advanced notice of at least 35 days is required in certain cases.

        Our transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company. Its address is 17 Battery Place, New York, New York 10004, and its telephone number at this location is 212-509-4000.

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

        The Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. As of the date of this annual report, we are not aware of any single shareholder which holds 25% or more of our shares. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 50% or greater shareholder of the company. The special tender offer must be extended to all shareholders but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

Other Anti-Takeover Provisions

        We may also be subject to the tender offer provisions of the Exchange Act, as amended.

Anti-Takeover Actions Taken by the Company

        In January 2009, our board of directors approved the adoption of a Shareholders Rights Plan, according to which each of our ordinary shares shall give its holder a right which will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of the our issued and outstanding ordinary shares (our board of directors may reduce this percentage to not less than 10%), unless our board of directors approves such “Acquiring Person” or redeems the rights. Each right, once becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from us either one or three ordinary shares (depending on our registered capital on the date of exercising the rights), at par value. For more information about the said rights see description under “Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds”.

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

        In connection with such indemnification, we have undertaken to indemnify our directors and officers for certain events listed in the indemnification letters given to them. The aggregate amount payable to the directors and officers who may have been or will be given such indemnification letters is limited to $20 million per case and per each director or officer.

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

        The Rights Agreement

        On January 12, 2009, we entered into a Rights Agreement, with Continental Stock Transfer & Trust Company, which provides for the implementation of the Shareholders Rights Plan authorized by our board of directors. For more information about the Shareholders Rights Plan see description under “Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds”.

        The 2005 financing

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

        In addition to the issuance of warrants to the institutional investors, the Company issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering.

        The 1,196,431 warrants, which are exercisable since May 1, 2006, are for the purchase of an aggregate of up to 1,196,431 ordinary shares, they have terms of five years and an exercise price of $14.58 per share, and may be redeemed by OTI after two years if the market price of the underlying ordinary shares reaches $26.25 and certain other conditions are met.

        Vuance (formerly SuperCom) Transaction

        On December 31, 2006, pursuant to an asset purchase agreement (the “Agreement”) dated as of November 7, 2006 between us and Vuance Ltd., an Israeli corporation (“Vuance”), we completed the acquisition of the main assets of Vuance , including the International Project Solution (“IPS”) division of Vuance . Vuance is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides us with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

        The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to Vuance were subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) were released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. Vuance executed an irrevocable proxy appointing our Chairman, on behalf of the board of directors, or a person the board of directors will instruct, to vote the 2,827,200 ordinary shares issued to Vuance in connection with the transaction.

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

        However, according to a legislation change, as of Mach 2008 the Inflationary Adjustment Law is cancelled and its provisions are in force until the end of the fiscal year of 2007 (except for certain specific provisions and regulations which, at this stage, are not yet cancelled). The decision to cancel the Inflationary Adjustment Law was based on the fact that the inflation rates in Israel in recent years are very low and are expected to stay low, whereas originally the law was introduced to cope with the very high inflation rates which exist in the 80‘s.

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

        Capital Gains Tax on Sales of Our Ordinary Shares Effective January 1, 2003. Israeli taxpayers who are not subject to the Inflationary Adjustments Law or are not entitle to maintain books in foreign currency shall be subject to 15% tax on the real capital gain in case the shares were purchased after December 31, 2002, and in case the shares were purchased before that date the sale will be subject to a blended tax in which the portion of the gain accrued until December 31, 2002 will be exempt from Israeli capital gains tax and the portion of the real gain accrued from January 1, 2003 until the date of sale will be subject to 15% tax. The taxable real gain will be based on the difference between the adjusted average value of the shares during the last three trading days before January 1, 2003 (or the adjusted original cost if it is higher than the adjusted average value) and the value of the shares at the date of sale. In the event the above calculation creates a loss; such loss can only be offset against capital gain from other traded securities according to the provisions of the Israeli law. The amount of the loss is limited to the difference between the adjusted average value and the value of the shares at the date of sale. However, such Israeli tax payers shall be subject to 25% tax on the real capital gain in the case that they deduct interest expenses and linkage differences.

        Notwithstanding the foregoing, dealers in securities in Israel and companies taxed under the Inflationary Adjustment Law or are entitled to maintain books in foreign currency are taxed at regular tax rates applicable to business income.

        Notwithstanding the above, foreign securities that are bought prior to January 1, 2006 and sold after January 1, 2006 shall be subject to 35% capital gains tax on the real gains accrued until January 1, 2005 and 20% or 25% capital gains tax on the real gains accrued thereafter. However, according to tax legislation our ordinary shares are not considered “foreign traded securities.”

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

Material United States Federal Income Tax Consequences

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

        Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

        This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. OTI will not seek a ruling from the U.S. Internal Revenue Service (“IRS”) with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

        This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered. Each prospective investor is advised to consult his or her own U.S. tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of ordinary shares.

Distributions on Ordinary Shares

        We do not at this time anticipate paying any dividends. But, if we do distribute property to you in the future, then subject to the discussion under the heading “Passive Foreign Investment Companies Considerations” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

        In addition, our dividends will be qualified dividend income if our shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company (“PFIC”). If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying the holding period and other requirements. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

        The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Taxation of Non-Resident Holders of Shares.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

        Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, the are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Sale, Exchange or Other Taxable Disposition of Our Ordinary shares

        Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

        In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to a U.S. Holder who owns shares of a corporation that was at any time during the U.S. Holder’s holding period a passive foreign investment company, or PFIC. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying look-through rules for lower tier affiliates, either:

—	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the "Income Test"); or

—	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the product of, or produce, passive income (the “Asset Test”).

        Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

        If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

        The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while were are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

        A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted basis in the PFIC shares. Loses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

        Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe that we will not be considered a PFIF for our current taxable year, and there is only a small chance that we will be a PFIC in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in the current and future years depends on our assets and activities in those years. Because the market value of our ordinary shares is likely to fluctuate and because the market price of the shares of a technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year, a U.S. Holder could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to our ordinary shares.

        If we are or become a PFIC, as noted above, a U.S. Holder of our ordinary shares could make a variety of elections (described above) that may alleviate the tax consequences referred to above. However, it is expected that the conditions necessary for making an election to treat us as QEF will not be available. You should consult your tax advisor regarding our potential status as a PFIC and the tax consequences to you that would arise if were treated as a PFIC.

Backup Withholding and Information Reporting

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2010) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders of Ordinary Shares

        Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

        A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) if such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) if the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

        In general, non-U.S. holders will not be subject to the 28% backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

        Non-U.S. holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of our ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

        The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

        In addition, the Securities and Exchange Commission maintains an Internet website at http://www.sec.gov that contains reports and other material that are filed through the Securities and Exchange Commission’s Interactive Data Electronic Application.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on cash equivalents, short-term investments and foreign currency fluctuations. We may in the future undertake hedging or other similar transactions if our management determines that it is necessary to offset these risks.

        Interest Rate Risk

        Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents, short term investments and to loans we take that are based on a floating/fixed interest rate. Our cash and cash equivalents and short term investments are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 1.6%.

        Foreign Currency Exchange Risk

        We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German, French and Polish subsidiaries, InterCard, InSeal, PARX France and ASEC, in euros and of our subsidiary in the Far East, MCT, in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign currency exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

        However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. dollar would require us to increase our other currency denominated selling prices. That could cause our customers to cancel or decrease orders.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        On January 11, 2009, our board of directors adopted a Shareholder Rights Plan. Pursuant to the terms of the plan, our board approved a distribution by way of bonus rights, of one right for each of our outstanding ordinary share. The bonus rights were distributed on January 12, 2009 to the shareholders of record as of the close of business on January 11, 2009.

        The rights are initially traded with, and are inseparable from our ordinary shares. The rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for our ordinary share or, in the case of certificated shares, the certificates that represent such ordinary shares and any transfer of ordinary shares will constitute a transfer of rights. New rights will accompany any new ordinary share we issues after January 11, 2009 until the Distribution Date described below.

        Each right will allow its holder to purchase from us one ordinary shares when our authorized share capital is NIS 5,000,000 and three ordinary shares when our authorized share capital is NIS 20,000,000, at a price of NIS 0.10 per share, once the rights become exercisable. Prior to exercise, a right does not give its holder any dividend, voting, or liquidation rights.

        The rights will not be exercisable until the earlier of the following (the “Distribution Date”):

—	Ten days (or such later date as may be determined by action of our board of directors prior to such time as any person becomes an Acquiring Person) after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding ordinary shares, except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of our board of directors; or

—	Ten business days (or a later date determined by our board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer (except if such person or group has become an “Acquiring Person” pursuant to an offer approved by the majority of our board of directors) which, if completed, would result in that person or group becoming an Acquiring Person.

        After the Distribution Date, the rights will separate from the ordinary shares and will be evidenced solely by rights certificates that we will mail to all eligible holders of ordinary shares. Any rights held by an Acquiring Person or any associate or affiliate thereof will be void and may not be exercised.

        Our board of directors may reduce the threshold at which a person or group becomes an Acquiring Person from 15% to not less than 10% of our outstanding ordinary shares.

        If a person or group becomes an Acquiring Person, all holders of rights, except for the Acquiring Person or any associate or affiliate thereof may, for NIS0.10 per share (subject to adjustment as provided in the plan), purchase one or three ordinary shares, in accordance with ratio mentioned above. In addition, if, after a person or group becomes an Acquiring Person, we are later acquired in a merger or similar transaction after the Distribution Date, all holders of rights, except for the Acquiring Person, or any associate or affiliate thereof may, for NIS0.10 per share (subject to adjustment as provided in the plan), purchase one or three ordinary shares, as specified above of the acquiring corporation’s common stock.

        The rights will expire on January 11, 2012, unless previously redeemed, or such later date as determined by our board of directors (so long as such determination is made prior to the earlier of the Distribution Date or January 11, 2012).

        Our board of directors may redeem the rights for no consideration at any time prior to ten days after such time that any person or group becomes an Acquiring Person. If our board of directors redeems any rights, it must redeem all of the rights.

        After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of our outstanding ordinary shares, our board of directors may extinguish the rights by exchanging each right for ordinary shares at an exchange ratio equal to the effective exercise ratio or an equivalent security for each right, other than rights held by the Acquiring Person and its associates and affiliates.

        The terms of the plan may be amended (including terminated) by our board of directors without the consent of the holders of the rights. However, our board of directors may not amend the plan to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding Ordinary Shares. In addition, our board of directors may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the board may not amend the plan in a way that adversely affects holders of the rights.

ITEM 15T.	CONTROLS AND PROCEDURES

        Disclosure Controls and Procedures

        Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2008. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

        Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

        This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report regarding internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

        Changes in Internal Control Over Financial Reporting

        There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Eli Akavia, a member of its audit committee, is an audit committee financial expert, pursuant to Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Mr. Akavia qualifies as an “independent director” under the applicable NASDAQ Marketplace Rules.

ITEM 16B.	CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics that applies to our directors, executive and financial officers and all of our employees. The Code of Business Conduct and Ethics is publicly available on our website at www.otiglobal.com and we will provide persons with a written copy upon written request made to us. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of these codes to our chief executive officer, chief financial officer or corporate controller, we will disclose the nature of such amendment or waiver on our website.

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

Principal Accountant Fees and Services

        The following fees were billed by KPMG International for professional services rendered thereby for the years ended December 31:

	2007	2008
	(in thousands)

Audit fees (1)	$519	$301

Tax fees (2)	$17	$13

	$536	$314

        (1) The audit fees for the years ended December 31, 2008 and 2007, are the aggregate fees billed or billable (for the year) for the professional services rendered for the audits of our 2008 and 2007 annual consolidated financial statements, review of consolidated quarterly financial statements of 2008 and 2007, and services that are normally provided in connection with statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

        (2) Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Note applicable

ITEM 16G.	CORPORATE GOVERNANCE

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

        As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, directors nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

        See Item 6 “Directors, Senior Management and Employees – E. Share Ownership – 2001 Share Option Plan” and Item 6 “Directors, Senior Management and Employees – C. Board Practices – Board Committees – Compensation Committee” for a detailed description of the significant ways in which our corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3-F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Loss	F-6
Consolidated Statements of Cash Flows	F-7-F-8
Notes to the Consolidated Financial Statements	F-9-F-43

ITEM 19.	EXHIBITS

Exhibit No.	Description

1	Articles of Association (4)

2	Shareholders Rights Agreement, dated as of January 12, 2009, between the Registrant and Continental Stock Transfer & Trust Company (4)

4.1	Original Section 102 Share Option Plan of the Registrant.(2)

4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(1)

4.3	2008 Employee Stock Purchase Plan of the Registrant. (3)

4.4	2001 Employee Share Purchase Plan of the Registrant.(1)

4.5	2001 Share Option Plan of the Registrant.(1)

4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)

4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(1)

4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers. (5)

4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005. (6)

8.	List of subsidiaries (filed herewith).

12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).

12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).

13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (filed herewith).

13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (filed herewith).

15	Consent of Independent Registered Public Accounting Firm (filed herewith).

(1)	Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed with the SEC on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 6, 2008.

(4)	Previously filed with the Company’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on January 12, 2009

(5)	Previously filed with the Company’s report on Form 6-K, as Schedule B to such report, filed with the SEC on June 25, 2008.

(6)	Previously filed with the Company’s report on Form 6-K filed with SEC on November 8, 2005.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2008

On Track Innovations Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
On Track Innovations Ltd.:

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. (“the Company”) and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
June 29, 2009

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2007	2008

Assets

Current assets
Cash and cash equivalents	$35,470	$27,196
Short-term investments	6,379	904
Trade receivables (net of allowance for doubtful
accounts of $2,767 and $3,315 as of December 31, 2007
and 2008, respectively)	8,028	4,567
Other receivables and prepaid expenses	3,636	2,994
Inventories	13,242	12,343

Total current assets	66,755	48,004

Severance pay deposits fund	1,576	1,189

Investment in an affiliated company	1,382	-

Property, plant and equipment, net	20,851	18,613

Intangible assets, net	4,509	2,503

Goodwill	23,387	-

Total assets	$118,460	$70,309

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2007	2008

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,336	$4,984
Trade payables	10,291	8,071
Other current liabilities	5,344	3,517

Total current liabilities	20,971	16,572

Long-Term Liabilities
Long-term loans, net of current maturities	2,432	1,762
Accrued severance pay	3,981	3,672
Deferred tax liability	728	202

Total long-term liabilities	7,141	5,636

Total liabilities	28,112	22,208

Commitments and Contingencies

Minority interests	-	415

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized -
50,000,000 shares as of December 31, 2007 and
December 31, 2008; issued 19,627,068 and 21,534,788
shares as of December 31, 2007 and December 31, 2008,
respectively; outstanding 19,434,011 and 21,495,409 shares
as of December 31, 2007 and December 31, 2008, respectively	454	508
Additional paid-in capital	174,494	182,944
Accumulated other comprehensive income (loss)	846	(325)
Accumulated deficit	(85,446)	(135,441)

Total shareholder's equity	90,348	47,686

Total liabilities and shareholders' equity	$118,460	$70,309

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Year ended December 31
	2006	2007	2008

Revenues
Sales	$35,171	$40,854	$37,582
Licensing and transaction fees	5,382	2,631	2,635

Total revenues	40,553	43,485	40,217

Cost of Revenues
Sales	21,871	25,918	24,743

Total cost of revenues	21,871	25,918	24,743

Gross profit	18,682	17,567	15,474

Operating Expenses
Research and development	7,065	12,265	11,129
Selling and marketing	7,072	9,670	11,875
General and administrative	11,948	17,593	14,274
Amortization and impairment of intangible assets	821	1,314	2,794
Impairment of goodwill	-	-	24,217
Gain on sale of subsidiaries	(122)	-	-

Operating expenses	26,784	40,842	64,289

Operating loss	(8,102)	(23,275)	(48,815)

Financial income	2,459	2,800	561
Financial expenses	(747)	(938)	(1,089)

Financial income (expenses), net	1,712	1,862	(528)
Other expenses, net	(75)	(136)	-

Loss before taxes on income	(6,465)	(21,549)	(49,343)
Income tax benefit	323	226	675
Equity in loss of affiliated company	(1,087)	(358)	(1,270)
Minority share in loss (income) of subsidiaries	625	1,038	(57)

Net loss	$(6,604)	$(20,643)	$(49,995)

Basic and diluted net loss per ordinary
share	$(0.47)	$(1.09)	$(2.45)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	13,919,958	18,896,214	20,413,578

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

US dollar in thousands except share and per share data

	Number of Shares issued	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2005	11,932,074	$274	$128,761	$(833)	$232	$(58,199)	$70,235

Changes during the year ended
December 31, 2006:

Reclassification upon adoption of SFAS
123 (R)	-	-	(833)	833	-	-	-
Stock-based compensation related to
options warrants and shares issued to
employees and others	192,393	6	5,362	-	-	-	5,368
Exercise of options and warrants	748,338	17	3,231	-	-	-	3,248
Issuance costs	-	-	(214)	-	-	-	(214)
Shares issued under Alternative Option
Exercise Mechanism	2,437,075	56	(56)	-	-	-	-
Shares issued in connection with the
purchase of business operations	3,083,000	73	23,651	-	-	-	23,724
Shares issued in connection with the
purchase of property plant and equipment	200,000	5	3,200	-	-	-	3,205
Foreign currency translation adjustments	-	-	-	-	106	-	106
Net unrealized gain on available-for-sale
securities	-	-	-	-	86	-	86
Net loss	-	-	-	-	-	(6,604)	(6,604)

Balance as of December 31, 2006	18,592,880	$431	$163,102	$-	$424	$(64,803)	$99,154

Changes during the year ended
December 31, 2007:

Stock-based compensation related to options and
shares issued to employees and others	-	-	7,797	-	-	-	7,797
Exercise of options and warrants	458,788	11	-	-	-	-	11
Shares, warrants and options issued in
connection with the purchase of property
plant and equipment	575,400	12	3,595	-	-	-	3,607
Foreign currency translation adjustments	-	-	-	-	487	-	487
Net unrealized loss on available-
for-sale securities	-	-	-	-	(65)	-	(65)
Net loss	-	-	-	-	-	(20,643)	(20,643)

Balance as of December 31, 2007	19,627,068	$454	$174,494	$-	$846	$(85,446)	$90,348

Changes during the year ended
December 31, 2008:

Stock-based compensation related to options and
shares issued to employees and others	-	-	6,460	-	-	-	6,460
Exercise of options, warrants and
receipts in respect of employee share
purchase plan	1,607,022	45	1,111	-	-	-	1,156
Receipt on account of shares	-	-	308	-	-	-	308
Shares and options issued in connection
with the purchase of a subsidiary	300,698	9	916	-	-	-	925
Adjustment to contingent consideration
in connection with the purchase of a
subsidiary	-	-	(345)	-	-	-	(345)
Foreign currency translation adjustments	-	-	-	-	(1,144)	-	(1,144)
Net unrealized loss on available-
for-sale securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(49,995)	(49,995)

Balance as of December 31, 2008	21,534,788	$508	$182,944	$-	$(325)	$(135,441)	$47,686

	Year ended December 31
	2006	2007	2008

Total comprehensive loss:
Net loss	$(6,604)	$(20,643)	$(49,995)
Foreign currency translation adjustments	106	487	(1,144)
Net unrealized gain (loss) on available- for- sale securities	86	43	(14)
Reclassification adjustment for realized gain (loss) on
available-for-sale securities	-	(108)	(13)

Total comprehensive loss	$(6,412)	$(20,221)	$(51,166)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Year ended December 31
	2006	2007	2008

Cash flows from operating activities
Net loss	$(6,604)	$(20,643)	$(49,995)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	3,783	6,947	6,253
Gain on sale of subsidiaries	(122)	-	-
Loss on sale of property and equipment	44	13	25
Amortization and impairment of intangible assets	821	1,314	2,794
Impairment of goodwill	-	-	24,217
Depreciation	1,862	2,580	3,044
Equity in net losses of an affiliated company	1,087	358	1,270

Accrued severance pay, net	796	283	78
Minority share in income (loss) of subsidiaries	(625)	(1,038)	57
Accrued interest and linkage differences on long-term loans	(254)	(294)	(27)
Decrease in deferred tax liability	(216)	(262)	(711)
Decrease (increase) in trade receivables	(1,873)	104	2,702
Increase (decrease) in allowance for doubtful account	(551)	2,533	548
Decrease (increase) in other receivables and prepaid expenses	1,142	(686)	567
Decrease (increase) in inventories	(3,204)	(2,776)	869
Increase (decrease) in trade payables	2,558	3,314	(1,859)
Increase (decrease) in other current liabilities	(2,147)	1,966	(2,008)

Net cash used in operating activities	(3,503)	(6,287)	(12,176)

Cash flows from investing activities

Receipts on account of loans and receivables	350	837	-
Acquisition of business operations and consolidated subsidiary, net of
cash acquired (Supplement C)	(23)	-	(565)
Sale of a consolidated subsidiary, net of cash disposed of
(Supplement D)	(105)	-	-
Purchase of property and equipment	(3,107)	(6,190)	(1,518)
Purchase of available-for-sale securities	(23,643)	(136,094)	(29,068)
Proceeds from maturity of available-for-sale securities	25,446	148,049	34,551
Other, net	(9)	-	30

Net cash provide by (used in) investing activities	(1,091)	6,602	3,430

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(231)	4,804	(358)
Proceeds from long-term bank loans	978	739	-
Repayment of long-term bank loans	(570)	(495)	(508)
Proceeds from minority in subsidiary	1,548	-	-
Proceeds from receipt on account of shares, exercise of options and
warrants and receipts in respect of employee share purchase plan, net	3,196	11	1,464

Net cash provided by financing activities	4,921	5,059	598

Effect of exchange rate changes on cash	65	47	(126)

Increase (decrease) in cash and cash equivalents	392	5,421	(8,274)
Cash and cash equivalents at the beginning of the year	29,657	30,049	35,470

Cash and cash equivalents at the end of the year	$30,049	$35,470	$27,196

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

		Year ended December 31
		2006	2007	2008

Supplementary cash flows activities:

A.	Cash paid during the period for:
	Interest	$132	$112	$58

	Income taxes	$101	$19	$5

B.	Non-cash transactions:
	Purchase of property and equipment	$3,511	$3,607	$137

	Other receivables	$-	$850	$70

	Issuance expenses	$62	$-	$-

C.	Acquisition of consolidated subsidiaries:
	Assets acquired and liabilities assumed of the
	subsidiaries at date of acquisition:
	Working capital surplus, excluding cash
	and cash equivalents	$(460)	$-	$-
	Property and equipment	(1,293)	-	(31)
	Goodwill	(19,241)	-	(830)
	Customer contracts and relationships	(3,874)	-	(561)
	Non competition agreement	-	-	(194)
	Technology	(855)	-	(59)
	Long term liabilities	120	-	-
	Deferred tax liability	855	-	185

		(24,748)	-	(1,490)

	Issuance of shares in consideration for the acquisition	23,587	-	775
	Direct costs of acquisitions paid via grant of options	1,138	-	150

		$(23)	$-	$(565)

D.	Sale of a consolidated subsidiary:
	Assets and liabilities of the previously consolidated
	Subsidiary at the time it ceased being consolidated:
	Working capital surplus, excluding cash
	and cash equivalents	$(247)	$-	$-
	Long-term receivables	27	-	-
	Intangible assets	146	-	-
	Deferred tax liability	(26)	-	-
	Minority interests	(127)	-	-
	Gain and deferred gain on sale of the subsidiary	122	-	-

		$(105)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General

A.	Introduction

On Track Innovations Ltd. (the “Company”) was founded in 1990 under the laws of the State of Israel. The Company and its subsidiaries (together the “Group”) are principally engaged in the field of design, development, manufacture and sale of contactless microprocessor-based smart card systems. In November 2002, the Company’s shares began trading on NASDAQ.

Certain definitions

$ - United States Dollars NIS - New Israeli Shekel

B.	Acquisition of subsidiaries and business operations:

1.	In June 2008, the Company completed, through its subsidiary PARX Ltd, the purchase of 100% of the share capital of ID Parking, a France-based company that provides electronic parking solutions across France (hereinafter- “the ID Parking Transaction”).

ID Parking was purchased for a purchase price of euro 750 and $319 transaction costs, comprised of euro 250 ($396) in cash and euro 500 ($775) in the Company’s ordinary shares. The aggregate share consideration was 300,698 ordinary shares of the Company that were issued in June 2008. The ID Parking Transaction shares are subject to a lock-up arrangement, under which one third of those shares (approximately 100,233 ordinary shares) are released from lock-up every six months for an aggregate period of 18 months following June 30, 2008 (closing date). According to the lock up arrangement, the final number of shares will be calculated according to the actual share price at the time of their release. In the case that the aggregate share value exceeds euro 500, a respective amount of shares will be forfeited, and if the value is less than euro 500, the Company will pay the difference in cash.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed.

ID Parking operations have been included in the Company’s consolidated financial statements since June 30, 2008. In connection with the acquisition the Company recognized three intangible assets (net of deferred taxes): customer contract, fair value of $455, non competition agreement, fair value of $127 and technology, fair value of $48. The Company also recognized goodwill in the amount of $830.

2.	International Project Solution operations (“IPS”)

On December 31, 2006, pursuant to an asset purchase agreement (the “Agreement”) dated as of November 7, 2006 between the Company and Vuance Ltd. (formerly SuperCom Ltd.), an Israeli corporation (“Vuance”), the Company completed the acquisition of the main assets of Vuance, including the International Project Solution (“IPS”) division of Vuance. Vuance is an Israeli based company, which through its IPS division developed and provided a wide-range of complementary technologies and solutions for the smart card market. The acquisition provided the Company with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General (cont’d)

B.	Acquisition of subsidiaries and business operations: (cont’d)

2.	International Project Solution operations (“IPS”) – (cont’d)

The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to Vuance were subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. Vuance executed an irrevocable proxy appointing the Company’s Chairman, on behalf of the Board of Directors, or a person instructed by the Board of Directors, to vote the 2,827,200 ordinary shares issued to Vuance in connection with the transaction.

The parties also entered into a service and supply agreement giving Vuance a license to use applicable Vuance intellectual property transferred to the Company for the duration of certain existing contracts and projects.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combinations” (“EITF No. 99-12”), based on the date the business combination was announced and was $20,639 and $701 of transaction costs. The results of operation acquired are included in the consolidated financial statements of the Company commencing January 1, 2007.

Based upon a fair value valuation of assets acquired and liabilities assumed, the Company has allocated the total cost of acquisition to IPS assets and liabilities as follows:

At December 31
2006

Inventories	$303
Property and equipment	1,277
Technology (useful life of 6 years)	691
Customer relationships (useful life of 5 years)	1,448
Goodwill	17,621

Net assets acquired	$21,340

Goodwill included but was not limited to the synergistic value, accesses to new growing markets and potential competitive benefits that could have been realized by the Company from the acquisition.

Hereafter are certain unaudited pro forma combined statements of operations data for the year ended December 31, 2006, as if the acquisition of the IPS occurred on January 1, 2005, after giving effect to purchase accounting adjustments, including amortization of certain identifiable intangible assets and the issuance of the 2,827,200 of the Company’s ordinary shares.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General (cont’d)

B.	Acquisition of subsidiaries and business operations: (cont’d)

2.	International Project Solution operations (“IPS”) – (cont’d)

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place and the beginning of 2005, nor is it necessarily indicative of future results.

December 31
2006

Revenues	$48,941

Net loss	$(9,409)

Basic and diluted net loss per ordinary share	$(0.56)

3.	InSeal SAS

In May 2006, the Company completed the acquisition of 100% of the outstanding share capital of InSeal SAS (“InSeal”). InSeal is a France-based company that provides contactless applications to a variety of customers in the payments market in Europe.

Pursuant to the share purchase agreement entered into with InSeal’s shareholders, the purchase price for the acquisition was paid to InSeal’s shareholders through the issuance of an aggregate of 243,800 of the Company’s ordinary shares.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12 and was $2,948 and $661 of transaction costs. InSeal’s operations have been included in the Company’s consolidated financial statements since May 2006. In connection with the acquisition the Company recognized two intangible assets: customer contracts, fair value of $2,426, and technology, fair value of $164. The Company also recognized goodwill in the amount of $1,620.

In addition to the foregoing consideration, in connection with the acquisition, the Company also issued warrants to purchase up to 180,000 of its ordinary shares to two of InSeal’s shareholders and one employee. The warrants, which have a nominal exercise price of NIS 0.10 per share, are fully exercisable in May 2007, and have a term of four years. However, each of the warrant holders has made a “lock-up undertaking” to the Company, pursuant to which one quarter of the warrants becomes freely transferable commencing in May 2007 and the remaining warrants become freely transferable in three equal annual installments thereafter (with all of the warrants becoming freely transferable on May 2010).

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General (cont’d)

B.	Acquisition of subsidiaries and business operations: (cont’d)

3.	InSeal SAS (cont’d)

In the event that the warrant holder’s service with the Company or its subsidiaries is terminated, for whatever reason, all of the holder’s warrant shares that are free from the lock-up undertaking discussed above will be exercisable within 60 days from such termination, and the balance of the portion of warrants not previously exercised will become void. These warrants, with a fair value of $2,104 as of the closing date, have been accounted for in accordance with EITF No 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”, and are being recorded as compensation expense over the lock-up undertaking period.

4.	Acquisitions in the Far East

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

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12, and was $1,041. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $444 remained. In accordance with SFAS No. 141 “Business combinations”, this amount was recognized in 2005 as an extraordinary gain.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General (cont’d)

B.	Acquisition of subsidiaries and business operations: (cont’d)

4.	Acquisitions in the Far East (cont’d)

e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Limited (“e-Pilot”), a British Virgin Islands company, from three of e-Pilot’s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”) entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

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

Millennium Card’s Technology Limited

On September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of POI and of e-Pilot were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006.

Following the structural change, the Company sold POI and e-Pilot for total consideration of $200 and recorded a $122 as gain on sale of subsidiaries.

In September 2008, MCT allotted an additional 3,000 shares of HK$1.00 each to the Company against the waiver of a debt of MCT to the Company in a principal amount of $6,900, so that such loan was converted into MCT’s 3,000 shares. Following the share allotment, the Company increased its share in MCT’s share capital from 60% to 90%. The increase was accounted for as step acquisition in accordance with FASB Statement No. 141, Business Combinations. As a result, the Company recognized minority interests and inventory in the amount of $352 each.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General (cont’d)

B.	Acquisition of subsidiaries and business operations: (cont’d)

5.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel”), headquartered in Krakow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended in October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $1,600, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares, based on a market price of US $8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, based on the date the business combination was consummated, and was in the amount of $1,245.

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

On September 14, 2004, the Company entered into an agreement under which, in October 2004, the Company sold its wholly-owned German subsidiary InterCard GmbH Kartensysteme (“KS”) in consideration of $2,500, payable in two installments. The first installment in the amount of $1,250 was paid by receiving $685 in cash, offsetting an amount of euro 325 ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of euro 10 and a final installment of euro 5, beginning on February 1, 2005 and that is interest-free and offsetting an amount of euro 100 ($133) against a loan granted to the buyer, which is repayable in 12 monthly installments of euro 9, beginning on February 1, 2005.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 – General (cont’d)

C.	Selling of Intercard Gmbh Kartensysteme (cont’d)

The second installment in the amount of $1,250 was to be paid in 25 quarterly payments beginning on April 1, 2005. The total present value of the purchase price amounted to $2,178. In October 2005, the Company entered into a settlement agreement according to which the outstanding balances of the two loans were reduced by euro 115 ($136) and combined into one loan which is payable in 24 monthly installments of euro 10 each and a final installment of Euro 5. During 2007 the Buyer settled the entire remainder loan.

The gain on the sale of KS including the effect of the aforesaid deduction from the proceeds was $374 and was recognized in 2005.

The Company’s control over KS ceased on the closing date, which was October 1, 2004, and therefore the Company ceased to consolidate the financial statements of KS effective October 1, 2004.

D.	Investment in affiliated company

During 2005, an affiliated company was established together with a Chinese government entity, in the form of a joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The joint venture was approved for establishment by the Chinese government authorities. During 2008 the investment was fully written off (see Note 2H).

Note 2 – Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Financial statements in U.S. dollars

Substantially all of the Company’s and certain of its subsidiaries’ revenues are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, both the functional and reporting currencies of the Company and certain of its subsidiaries are the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from remeasurement of balance sheet items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations.

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)).

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

B.	Principles of consolidation

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

C.	Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates include the valuation of useful lives of long-lived assets, valuation of accounts receivable and allowance for doubtful accounts, inventory, investments, legal contingencies, share- based compensation, the assumptions used in the calculation of income taxes and other contingencies. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

Cash equivalents include $18,900 and $29,120 of U.S. Treasury securities with an original term of less than three months at December 31, 2008 and 2007, respectively.

E.	Short-term investments

The Company accounts for investments in U.S. Treasury securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2007 and 2008, the Company’s investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses, net of tax are reported as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)) until realized. Interest income is recognized when earned and included in the consolidated statement of operation in financial income. Realized gains and losses are included in financial income or expenses.

On December 31, 2008, there was an unrealized gain on the Company’s investment in fixed-rate treasury securities in the amount of $6 the contractual maturity of all debt securities is within one year.

F.	Trade receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The consolidated financial statements include an allowance for loss from receivables for which collection is in doubt. In determining the adequacy of the allowance consideration is given to the historical experience, aging of the receivable, adjusted to take into account current market conditions and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

G.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2006, 2007 and 2008, have been included in cost of revenues.

The Company applies FASB Statement No. 151, Inventory Costs – an Amendment of ARB No. 43, Chapter 4 (SFAS 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

H.	Investment in an affiliated company

In the financial statements the term affiliated company means a company held to the extent of 49%. The investment in an affiliated company is accounted for under the equity method. Profits not yet realized on transactions with the Group are eliminated at the same rate as the percentage holding in the affiliated company. During 2008 the Company has fully written off its investment in the affiliated company, its Chinese joint venture, resulted from uncertainty in future revenues timing. As of December 31, 2007 and 2008 the investment in the affiliated company amounted to $1,382 and $0, and includes the elimination of profits not yet realized of $599 and $0, respectively, on the sale of equipment from the Group to the affiliated company in 2006.

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

In accordance with FASB Statement No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

The Company recorded an impairment loss of $1,427 in 2008. See Note 5B. No impairment losses were recoded in 2007 and 2006.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

K.	Goodwill and purchased intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually, as of December every year, in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company recorded an impairment loss of $24,217 in 2008. See Note No. 5A. No impairment losses were recorded in 2007 and 2006.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years (see Note 2J).

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

Transaction fees are recognized as earned based on actual usage. Usage is determined by receiving confirmation from the users.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

M.	Research and development costs

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist –“OCS”) in approved programs for research and development are recognized as a reduction of a research and development expense as the related costs are incurred.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

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

Effective January 1, 2006, the Company has adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS 123(R) using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

Upon adoption of SFAS 123(R), in 2006, the $833 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that are both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123 (R). The net effect has no change in total shareholders’ equity.

Employees

During 2007 and 2008 most of the options were granted with a par value exercise price and during 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

The fair value of each option granted during 2007 and 2008, for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 2.93% and 1.63% for, 2007 and 2008, respectively.

3.	Estimated expected lives of 2.5-5 years for all periods.

4.	Expected average volatility of 46% and 44%-53% for 2007 and 2008, respectively, which represent a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ Global Market.

For additional information see Note 10C.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date. During 2007 and 2008 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

O.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (3,488,145, 5,394,790 and 6,210,112 for December 31, 2006, 2007 and 2008, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

P.	Fair value of financial instruments

Effective January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, “Fair Value Measurements”, (SFAS 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations. In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The adoption of SFAS 157 and FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

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

The carrying amounts of long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

Q.	Taxes on income

The Company accounts for taxes on income in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

R.	Severance pay

The Company’s liability for severance pay for some of its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for those Israeli employees is partially provided for by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies.

In respect of other Israeli employees, the Company has an approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt the Company from any additional obligation to these employees for whom the said depository payments are made.

Severance pay expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $816, $304 and $715, respectively.

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $662, $780 and $1,059, respectively.

T.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, U.S. treasury securities, long-term receivables and trade receivables.

Cash equivalents are invested mainly in U.S. dollars with major banks in Israel and Canada. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

U.S. treasury securities are denominated in U.S. dollars. Management believes that minimal credit risk exists with respect to these securities.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

T.	Concentrations of credit risk (cont’d)

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations located mainly in the United States, Far East, Africa and Europe. An allowance for doubtful accounts is determined on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risks, current market conditions, in reliance on available information with respect to the debtor’s financial position. As for major customers, see Note 13.

The activity in the allowance for doubtful accounts for the years ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008

Allowance for doubtful accounts at beginning of year	$785	$234	$2,767
Additions charged to provision doubtful accounts	84	2,560	535
Write-downs charged against the allowance	(639)	(29)	-
Translation differences	4	2	13

Allowance for doubtful accounts at end of year	$234	$2,767	$3,315

U.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

V.	Accumulated other comprehensive loss

The Company’s comprehensive loss consists of net loss, net unrealized gains (losses) on available for sale securities and on the change in foreign currency translation adjustments, and is presented in the consolidated statement of comprehensive income (loss).

W.	Accounting pronouncements adopted in 2008

1.	Refer to Note 2 (P) for Fair Value measurement of financial instruments.

2.	In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (FAS 159). The statement allows the Company to irrevocably choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of FAS 159 did not have an impact on the Company’s consolidated results of operations and financial position.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

W.	Accounting pronouncements adopted in 2008 (cont’d)

3.	In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3, “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-03”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-03 is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The adoption of the provisions of EITF 07-03 did not have an impact on its financial position, results of operations or cash flows.

X.	Recently issued accounting pronouncements not yet adopted

1.	In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company will adopt the guidance in statement 141R and statement 160 to future transactions. The Company will follow upon adoption the presentation and disclosure requirements with respect to minority interests in subsidiaries, this will result in a reclassification of immaterial amounts from minority interest liability classified balance to an equity account.

2.	In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities–an amendment of FASB Statement No. 133. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company believes that the impact, if any, of adopting Statement 161 will not have a material Impact on the Company’s financial statements.

3.	In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company believes that the impact, if any, of adopting FSP FAS 142-3 will not have a material Impact on the Company’s financial statements.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

X.	Recently issued accounting pronouncements not yet adopted (cont’d)

4.	In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009 and expect that the impact, if any, of adopting EITF 07-5 will not have a material Impact on the Company’s financial statements.

5.	In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. The Company does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

6.	In May 2009, the FASB issued Statement No. 165, Subsequent Events, addressing accounting and disclosure requirements related to subsequent events. Statement 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of Statement 165 is not expected to have a material effect on the Company’s financial statements.

Note 3 – Other Receivables and Prepaid Expenses

	December 31
	2007	2008

Government institutions	$678	$591
Prepaid expenses	282	546
Other receivables	2,676	1,857

	$3,636	$2,994

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 4 – Inventories

	December 31
	2007	2008

Raw materials	$4,697	$4,435
Work in progress	5,530	3,747
Finished products	3,015	4,161

	$13,242	$12,343

Note 5 – Goodwill and Intangible Assets, Net

A.	Goodwill

	December 31
	2007	2008

Balance as of January 1	$23,387	$23,387
Changes during the year - Goodwill resulting from business
combination	-	830
Impairment loss*		(24,217)

Balance as of December 31	$23,387	$-

*	The Company conducted its annual goodwill impairment test on the goodwill acquired. The test was based on the Company’s single reporting unit structure. As a result of the decrease in the Company’s market capitalization in 2008 and deteriorating global economy, the Company determined that the carrying value of the goodwill exceeded its implied fair value. The Company further concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $24.2 million.

B.	Intangible assets, net

	December 31
	2007	2008

Cost
Technology	$1,582	$1,639
Brand	579	579
Know-how	452	452
Non competition agreement	-	194
Customer contracts and relationships	5,604	6,141

Total cost	8,217	9,005

Accumulated amortization and impairments
Technology*	1,044	1,286
Brand	348	464
Know-how	452	452
Non competition agreement	-	34
Customer contracts and relationships**	1,864	4,266

Total Accumulated amortization	3,708	6,502

	$4,509	$2,503

*	include $78 impairment loss

**	include $1,349 impairment loss

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 5 – Goodwill and Intangible Assets, Net (cont’d)

B.	Intangible assets, net (cont’d)

i.	Amortization expense amounted to $821, $1,314 and $1,367 for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 2008 the Company conducted an impairment test on the intangible assets recognized in the acquisition of InSeal, as a result of an uncertainty relating to a customer of InSeal and the future revenues from that customer. As a result, the Company recorded an impairment charge of $1,427 in the fourth quarter of 2008.

Both amortization expenses and impairment loss of intangible assets were recorded to the statement of operations in the year incurred

ii.	Estimated amortization expense for the years ending:

December 31

2009	$960
2010	575
2011	508
2012	199
2013	261

Note 6 – Property, Plant and Equipment, Net

A.	Consist of:

	December 31
	2007	2008

Cost
Land	$504	$482
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,340	4,355
Buildings	7,161	6,960
Computers, software and manufacturing equipment	14,577	15,151
Office furniture and equipment	1,892	2,206
Motor vehicles	607	479

Total cost	29,353	29,905

Total accumulated depreciation	8,502	11,292

Net book value	$20,851	$18,613

(1)	The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 – Property, Plant and Equipment, Net (cont’d)

B.	As to liens – See Note 9C.

C.	Depreciation expenses amounted to $1,862, $2,580 and $3,044 for the years ended December 31, 2006, 2007 and 2008, respectively.

D.	During 2005, the Company entered into a Production Line Equipment Supply Agreement (the “Equipment Agreement”) with POE, under which POE agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $1,700, which was paid to POE through the issuance of 137,208 of the Company’s ordinary shares in August 2005. The equipment and machinery were received during 2006.

E.	Pursuant to an agreement by and among the Company, InterCard Systemelectronic GmbH (“InterCard,”), the Company’s wholly owned German subsidiary and Queisser GmbH, as general contractor, during July 2006, the Company issued to Queisser an aggregate of 200,000 of its ordinary shares, value at approximately $1.5 million as consideration for Queisser performance as general contractor under the agreement. The agreement was entered into in connection with our construction of a new building facility in Germany with production and assembly halls, manufacturing line equipment and offices.

F.	On February 16, 2007, the Company completed the acquisition of the smart card module production line of Barun Electronics Co. Ltd. (“Barun”), a Korean company, for consideration of 480,000 of its ordinary shares and 50,000 warrants at par value, valued at approximately $3.3 million. As of December 31, 2008 the equipment has not been commenced operative. Pursuant to the acquisition agreement, the Company has registered under the Securities Act the resale of the 480,000 ordinary shares issued to Barun.

The 480,000 ordinary shares issued to Barun in connection with the transaction are subject to a lock-up agreement, whereby (i) 126,000 ordinary shares are releasable upon presentation by Barun to the escrow agent of a confirmation that certain specified machinery has been received by the Company, (ii) 189,000 ordinary shares are releasable in 12 equal monthly installments (of 15,750 ordinary shares each) on the first day of each calendar month following the arrival confirmation date, and (iii) 165,000 ordinary shares shall be released in 12 equal monthly installments (of 13,750 ordinary shares each) on the first day of each calendar month commencing at the end of the 12-month period referred to in the foregoing clause. As of December 31, 2007 and 2008 291,000 and 110,000 ordinary shares are still subject to the lock-up agreement.

G.	During 2007 and 2008 the Company issued 45,400 and 53,760 options to service providers at exercise price of par value, valued at approximately $288 and $137, respectively, in connection with property, plant and equipment.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 7 – Other Current Liabilities

	December 31	December 31
	2007	2008

Employees and related expenses	$2,193	$1,730
Accrued expenses	1,403	989
Customer advances	1,540	196
Other current liabilities	208	602

	$5,344	$3,517

Note 8 – Long-Term Loans

A.	Composition of Long-Term Loans:

	December 31	December 31
	2007	2008

Long-term loans	$2,926	$2,342
Less - current maturities	494	580

	$2,432	$1,762

As of December 31, 2008, the loans are from banks and are denominated in: U.S. dollars ($703; matures in the years 2010 – 2012), Euro ($1,429; mature in the years 2010 –2012), New Israeli Shekel ($120; matures in 2012) South African Rand ($41; matures in 2011) and Polish Zloty ($49; matures in 2010). As of December 31, 2008 these loans bear interest at rates raging from 3.9%-12% (mainly 4.6%) per annum.

B.	Repayment Dates of Long-Term Loans Subsequent to December 31, 2008:

2009	$580
2010	528
2011	272
2012	128
2013	81
Thereafter	753

$2,342

C.	Composition of Short-Term loans, Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31
	2007	2008	2007	2008
	%	%
	Interest rate

In NIS	7.85	7.07	1,558	1,850
In USD	6.9	6.4	2,033	1,122
In Euro	5.5	5.5	1,250	1,432

			4,841	4,404
Current maturities of
long-term loans			495	580

			$5,336	$4,984

The weighted average interest rate of the short-term bank credit for the years ended December 31, 2007 and 2008 were 6.8% and 6.4%, respectively.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 8 – Long-Term Loans (cont’d)

D.	Liens for short-term and long-term borrowings – see Note 9C.

E.	As of December 31, 2008, the Group has authorized and used credit lines of approximately $4.3 million and $3.3 million, respectively.

F.	Agreements that were made with banks, in order to secure bank services and obtain bank credit and loans, include financial covenants and restrictive covenants. As of the balance sheet date the Company is in compliance with all of its covenants.

Note 9 – Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). As of December 31, 2008, the total amount of grants received, net of royalties paid, was approximately $5,033 including interest.

Royalties paid or accrued amounted to $661, $698 and $640 for the years ended December 31, 2006, 2007 and 2008, respectively, and were charged to cost of revenues.

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2009 through 2013.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2008 are as follows:

2009	$751
2010	513
2011	464
2012	455
2013	471

$2,654

Rent expense amounted to $1,106, $1,193 and $1,114 for the years ended December 31, 2006, 2007 and 2008, respectively.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 9 – Commitments and Contingencies (cont’d)

C.	Liens

Leasehold land and a vehicle are pledged in favor of a bank in relation to both long-term and short-term borrowings.

The Company and certain subsidiaries have recorded floating charges on all of its tangible assets in favor of banks.

The Company’s manufacturing facilities have been pledged as security in respect of a loan received from a bank.

D.	Guarantees

As of December 31, 2008, the company granted guarantees to third parties in the sum of $1,368. The expiration dates of the guarantees are from January 2009 to July 2010.

E.	Legal claims

1.	On September 3, 2003, Edi Wuhl (in this paragraph, the “Plaintiff”), a former employee of the Company, filed a suit against the Company in the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $1,040). The suit is based on the Plaintiff’s claims that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On January 10, 2008, the district court has resolved that the Plaintiff is entitled to approximately $60, therefore, during 2008 the Company paid this amount and recorded it in the financial statements. On April 28, 2008 the Plaintiff submitted an appeal to the National Labor Court. A hearing in the appeal was conducted in June 2009. At this stage, the Company, based on legal advice, is unable to estimate the chances of the appeal and, therefore, no provision has been made in the financial statements in respect of the appeal.

2.	In September 2007, a Plaintiff had filed against one of the subsidiaries of the Company (the “Subsidiary”) a motion to approve a class action at the Tel Aviv District Court (the “Motion”), at the sum of NIS 67.1 million ($17.6 million). The law suit is based on claims regarding the performance of certain device product of the Subsidiary. The Subsidiary filed its response during January 2008. Based on the court’s recommendation at the preliminary hearing, which took place on December 31, 2008, the Plaintiff had filed an application to remove the Motion on January 21, 2009. The court had accepted this application and the Motion was removed.

3.	In October 2007, a Plaintiff has filed against one of the subsidiaries of the Company (the “Subsidiary”) and other third parties a motion to approve a class action at the Tel Aviv District Court (the “Motion”), at the sum of approximately NIS 2 million ($526). According to the Plaintiff, the Subsidiary and the other defendants charged via the subsidiary’s product, an amount per hour which exceeds the amount that they are authorize to charge. In January 2008, the Subsidiary submitted to court a notice in which it joins to the other defendants’ application to dismiss the motion. On a preliminary hearing conducted in September 2008, the court accepted the defense arguments that the Motion should be dismissed. In addition, the court instructed the parties to submit their summaries only with respect to the consideration to be paid the plaintiff and his legal counsel. At this stage, the Company, based on legal advice, is unable to estimate the chances of the Motion against the Subsidiary and, therefore, no provision has been made in the financial statements in respect of the Motion.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 9 – Commitments and Contingencies (cont’d)

E.	Legal claims (cont’d)

4.	On May 20, 2008 a plaintiff filed a complaint against the Company and one of its subsidiaries, in the US District Court for the District of Delaware (“Claim”), alleging infringement of two US patents (“Patents”) and requesting a declaration that the Company infringes the Patents, and therefore asking for an injunction, damages and attorneys’ fees. The Company filed its response on July 25, 2008, denying infringement, and identifying certain defenses. Further, the Company has brought a counterclaim against the Plaintiff for infringement of a Company’s U.S. patent, the Company is seeking a declaration that the Plaintiff is infringing the Company’s patent, and therefore asking for an injunction, damages and attorneys’ fees. At this stage, the Company, based on legal advice, is unable to estimate the chances of the Claim and, therefore, no provision has been made in the financial statements in respect of this Claim.

5.	On June 16, 2008, a plaintiff (“Plaintiff”) filed a patent infringement suit in Shenzhen Intermediate Court, Shenzhen, China (“Lawsuit”), alleging that one of the Company’s subsidiaries infringes a Chinese patent assigned to the Plaintiff (“Patent”). The Plaintiff requested an injunction, a relief of RMB 1 million (approximately $146) for its damages, the expenses incurred by it in relation to the efforts to stop the infringement and all court fees of the case. On May 5, 2009, the Shenzhen Intermediate Court stayed the Lawsuit until a litigation between the Plaintiff and a third party relating to the assignment of the Patent rights pending in the Beijing 1st Intermediate Court is resolved. At this stage, the Company, based on legal advice, is unable to estimate the chances of the Lawsuit and, therefore, no provision has been made in the financial statements in respect of this Lawsuit.

Note 10 – Shareholders’ Equity

A.	Share capital

1.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. All warrants were already exercised.

The Company incurred, in respect of the above, finders fee expenses equivalent to 4% of the amount raised by the Company and, in addition, issued warrants to purchase 45,500 ordinary shares at a per share exercise price of $6.5. During 2004 15,166 warrants were exercised into ordinary shares and on December 1, 2008 30,334 warrants were expired.

2.	Following a private placement agreement signed on October 23, 2003, on January 7, 2004 the Company entered into a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration of $315.

3.	On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital was comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

4.	On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expired in April 2009. As of December 31, 2008 a total of 738,000 warrants are still exercisable.

The Company incurred, in respect of the above, finders’ fee expenses equivalent to approximately 6% of the amount raised by the Company and, in addition, issued warrants to purchase 124,800 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expired in April 2009.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

5.	On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $22,211, based on a market price of $12.15 per unit, which was the average closing price of the Company’s ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the financial institutions, the Company issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering. In respect of the warrants issued to the agent, the Company recorded issuance expenses in the amount of $1,048.

Since both the shares and the underlying warrants were classified within equity, an allocation of the proceeds between shares and warrants was not considered necessary.

6.	On June 18, 2006, the board of directors approved increasing the authorized share capital from 30,000,000 to 50,000,000 ordinary shares. This increase was approved by the shareholders on August 24, 2006.

7.	Pursuant to an agreement dated as of July 10, 2006 by and among OTI, Easy Park Ltd., or “Easy Park,” one of the Company’s Israeli subsidiaries, and one of the minority holders, the Company acquired 2,595 ordinary shares, par value NIS 0.01 per share, of Easy Park for an aggregate consideration of 12,000 of the Company’s ordinary shares. Following the transaction, the Company owns approximately 94% of the outstanding ordinary shares of Easy Park.

8.	During 2006, warrants to purchase 37,139 ordinary shares were exercised into ordinary shares in consideration of $44.

9.	During 2007, warrants to purchase 66,438 ordinary shares were exercised into ordinary shares in consideration of $1.

10.	During 2008, warrants to purchase 90,000 ordinary shares were exercised into ordinary shares in consideration of $2.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123R and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” as follows:

1.	In 2006, the Company issued 159,675 par value options and shares to non-employees with respect to services rendered. The aggregate fair value of the options was $1,251 based on the share market price as of day of grant.

2.	In 2007, the Company issued 637,765 par value options and shares to non-employees with respect to services rendered. The aggregate fair value of the options was $2,604 based on the share market price as of day of grant.

3.	In 2008, the Company issued 945,313 par value options and shares to non-employees with respect to services rendered. The aggregate fair value of the options was $2,409 based on the share market price as of day of grant.

C.	Stock option plans

1.	In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options may be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. During the years 1998 to 2002 the Company’s Board of Directors resolved to expand the plan with an additional 85,300 share options to be granted.

2.	In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

During the years 2002 to 2007 the Company’s Board of Directors approved an increase of 11,175,000 shares options to be reserved under the Company’s share option plan.

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

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

3.	(cont’d)

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

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2006, 2007 and 2008 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - December 31, 2005	5,340,554	9.24
Options granted	336,597	0.02
Options cancelled or forfeited	(81,967)	13.40
Options replaced under the AOEM (see C3 above)	(3,737,369)	10.32
Options exercised	(711,199)	4.50

Outstanding - December 31, 2006	1,146,616	6.30
Options granted	2,102,015	0.31
Options cancelled or forfeited	(138,605)	2.24
Options exercised	(457,750)	0.02

Outstanding - December 31, 2007	2,652,276	2.85
Options granted	1,585,313	0.33
Options cancelled or forfeited	(212,491)	1.20
Options exercised	(1,104,217)	0.02

Outstanding - December 31, 2008	2,920,881	2.69

Exercisable as of:

December 31, 2006	895,417	$6.70

December 31, 2007	1,412,138	$4.53

December 31, 2008	1,846,024	$3.71

Vested and expected to vest at December 31, 2008	2,920,881	$2.69

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2008:

	Options outstanding			Options Exercisable
Range of exercise price	Number outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31, 2008	Weighted Average Exercise Price

$ 0.02	1,892,932	3.7	$0.02	1,112,918	$0.02
1.4-4.82	421,000	4.9	2.87	148,657	3.3
6.11-8.16	130,139	0.6	7.76	130,139	7.76
8.56-9.85	153,830	0.8	9.70	153,830	9.7
10.00-14.00	311,450	1.6	11.80	288,950	11.7
21.00-32.00	5,430	2.2	29.19	5,430	29.19
42.50-123.60	6,100	0.9	44.01	6,100	44.01

	2,920,881			1,846,024

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2006, 2007 and 2008 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2006	2007	2008	2006	2007	2008	2006	2007	2008

Weighted average
exercise prices	$-	$3.88	$2.08	$-	$-	$2.00	$0.02	$0.02	$0.02
Weighted average
fair values on
grant date	$-	$1.29	$0.67	$-	$-	$0.38	$7.09	$5.35	$2.20

The total intrinsic value of options exercised during the year ended December 31, 2008, was $4.2 million. The total intrinsic value of options expected to vest at December 31, 2008, is $3.9 million. The total intrinsic value of options vested and exercisable at December 31, 2008, is $4.9 million.

Following is a summary of non-vested options activity as of December 31, 2008, under the Company’s stock-based compensation plans:

	Number of options	Weighted average grant date fair value

Non-vested at January 1, 2008	1,240,138	6.53
Granted	1,585,313	2.07
Vested	(1,643,686)	3.24
Forfeited	(106,908)	6.53

Non-vested at December 31, 2008	1,074,857	4.97

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

As of December 31, 2008, there was $3.5 million of total unrecognized compensation cost related to non-vested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.5 years. The total fair value of shares vested during the year ended December 31, 2008 was $5.3 million.

During 2006, 2007 and 2008, the company recorded share-based compensation expenses in the amount of $3,783, $6,947 and $6,253, respectively, in accordance with SFAS No. 123(R).

D.	Warrants

1.	The Company issued warrants with respect to investments made in the Company and property plant and equipment. The number of warrants issued by the Company during the years ended December 31, 2006, 2007 and 2008 were 226,438, 50,000 and 90,000 respectively, with a per share weighted average exercise price of NIS 0.1 (par value – of approximately $0.02), for each year.

2.	Pursuant to a marketing platform purchase agreement dated as of June 25, 2008, by and between OTI and Structure Financial Group (“SFG”), the Company granted to SFG and TheSpearhead Capital Ltd. (“TheSpearhead”) equally, warrants to purchase in aggregate up to 1,000,000 of the Company’s ordinary shares (the “Warrants”) (500,000 each) as an aggregate consideration for the Company’s purchase of SFG’s marketing platform together with certain consulting services (“SFG Transaction”). The Warrants shall be vested in quantities of 100,000 (one hundred thousand) Warrants each time to each of SFG and TheSpearhead, upon the Company’s receiving a firm order or a tender award, of which SFG has been directly involved in the promotion and/or funding, in an amount of not less than $1 million and with a potential amount of no less than $5 million. Notwithstanding the above, upon the Company receiving a firm order or a tender award, in which SFG has been directly involved in the promotion and/or funding of, in the amount of at least $60 million, the entire amount of the Warrants shall become immediately vested.

In the event that the Warrants shall be exercised into shares, SFG and/or TheSpearhead may be required to grant proxies for such shares according to the Company’s instructions. In any event, vested Warrants may not be exercised before May 30, 2010 and following the earlier of (i) the termination date of the marketing platform purchase agreement, or (ii) 5:00 P.M., New York City time on May 1, 2018. The exercise price of the Warrants is $3.0 per each Warrant, but if SFG contributes to a cumulative sum of sales and/or funding and/or proceeds of $10 million to the Company, the exercise price of the Warrants which have not been exercised by SFG and/or TheSpearhead shall be reduced by $0.50 per Warrant until the lower limit of the par value of the Company’s ordinary shares which is NIS 0.10. In accordance with the agreement, the Company granted SFG a right of first refusal for three years from the date of the agreement to allow SFG sufficient time to procure and secure financing for its projects contemplated by the agreement. As of December 31, 2008 none of the Warrants were vested.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

D.	Warrants (cont’d)

3.	As part of the mediation and consulting services provided by a service provider to the Company in connection with the SFG Transaction, the Company’s board of directors has approved the issuance of 50,000 warrants to the service provider as consideration for his services. These warrants shall have the same terms and conditions (e.g., vesting terms, exercise period, exercise price) as the Warrants issued in the SFG Transaction. As of December 31, 2008 none of the warrants were vested.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2008:

	Warrants outstanding
Range of exercise price	Number Outstanding as of December 31 2008	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

NIS 0.1 (par value)	180,000	7.37	NIS	0.1
$ 3.00	1,050,000	9.49		$3.00
$11.42 - $14.58	2,059,231	1.21		$14.32

	3,289,231			$9.92

E.	Employee Share Purchase Plan

1.	In 2001, the Company established an Employee Share Purchase Plan pursuant to which 67,500 shares have been reserved for employees including the Company’s subsidiaries who have been employed for at least six months. The purchase price of the shares will be 85% of the trading price on the date of purchase. As of the date of these financial statements, no shares have been issued to any employees under this plan. Subsequent to balance sheet date the board of directors resolved to terminate this plan.

2.	In 2008, the Company established an Employee Share Purchase Plan pursuant to which 1.5 million shares have been reserved for employees including the Company’s subsidiaries. The purchase price of the shares will be 85% of the trading price on the date of purchase. During 2008, 480,289 shares have been issued to employees under this plan in consideration of $1,125.

As at December 31, 2008, the Company recorded to shareholders’ equity an amount of $308 in respect to amounts received from employees on account of shares to be issued (a total of 254,098 shares were issued subsequently in 2009).

Total expenses recognized in the consolidated statement of operating with respect to the 2008 plan amounted to $256.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 – Income Taxes

A.	The Company and its Israeli subsidiaries

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Until December 31, 2006, the results of the company and its Israeli subsidiaries for tax purposes were measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2A, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between the Company’s and its Israeli subsidiaries’ taxable income or loss and their income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries have not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

The Company and one of its Israeli subsidiaries are foreign invested companies, and have elected, commencing January 1, 2007, to maintain their books and records in U.S dollars for tax purposes, as permitted under the tax regulations.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

The Company maintains three investment programs in buildings, equipment and production facilities, which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that are earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without additional tax liability on the Company only upon its complete liquidation.

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the regular corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2008.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in the Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2008.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 – Income Taxes (cont’d)

A.	The Company and its Israeli subsidiaries (cont’d)

3.	The Law for the Encouragement of Industry (taxes), 1969

The Company believes that it qualifies as an “Industrial Company” under the Law for the Encouragement of Industry. The principal tax benefits for the Company are the deductibility of costs in connection with public offerings and accelerated depreciation.

4.	Tax rates

On July 25, 2005, the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 -31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax at 25%.

B.	Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence.

C.	Deferred income taxes:

	December 31	December 31
	2007	2008

Deferred tax assets:
Net operating loss carryforwards	$16,456	$23,735
Goodwill	-	3,524
Other	3,214	3,585

Total gross deferred tax assets	19,670	30,844
Less - valuation allowance	(19,229)	(30,844)

Net deferred tax assets	$441	$-

Deferred tax liability:

Goodwill	(441)	-
Intangible assets	(728)	(202)

Total gross deferred tax liability	(1,169)	(202)

Net deferred tax liability	$(728)	$(202)

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 – Income Taxes (cont’d)

C.	Deferred income taxes: (cont’d)

The valuation allowance for deferred tax assets as of December 31, 2007 and 2008 was $19,229 and $30,844, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2006, 2007 and 2008, was an increase of $1,578, $4,912 and $11,615, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2008, will be allocated as follows:

Income tax benefit that would be reported in the consolidated
statements of operations	$28,319
Additional paid-in capital	2,525

Total	$30,844

D.	As of December 31, 2008, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $84,400. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, tax loss carryforwards are linked to the USD. Tax loss carryforwards relating to non-Israeli companies aggregate approximately $9,462, which will expire as follows: 2010 – $68, 2012 – $668, 2013 – $9, 2014- $7, 2025 – $395, 2026 – $3,206 and 2027- $533. The remaining balance – $4,576 can be utilized with no expiration date.

E.	The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2008 and prior years, because the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. As of December 31, 2008, the undistributed earnings of these foreign subsidiaries were approximately $2,081. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or deferred taxes were recorded in Israel. Non-Israeli income tax benefit (expense) included in the consolidated statements of operations are as follows:

	Year ended December 31
	2006	2007	2008

Current	$107	$(38)	$(36)
Deferred	216	264	711

Income tax benefit	$323	$226	$675

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

F.	(cont'd)

Note 11 – Income Taxes (cont’d)

Income tax benefit (expense) for the years ended December 31, 2006, 2007 and 2008, differed from the amounts computed by applying the Israeli statutory tax rates of 31%, 29% and 27% to loss before taxes on income as a result of the following:

	Year ended December 31
	2006	2007	2008

Computed "expected" income tax benefit	$2,004	$6,249	$13,323
Increase (decrease) in income tax benefit
resulting from:
Change in valuation allowance, net	(1,578)	(4,912)	(9,818)
Stock-based compensation related to options
issued to employees	(730)	(1,506)	(1,078)
Impairment of goodwill	-	-	(1,781)
Non-deductible expenses	(63)	(18)	(57)
Other	690	413	86

Total income tax benefit	$323	$226	$675

G.	Loss before taxes on income consists of the following:

	Year ended December 31
	2006	2007	2008

Israel	$(6,137)	$(16,394)	$(39,145)
Non-Israel	(328)	(5,155)	(10,198)

	$(6,465)	$(21,549)	$(49,343)

H.	Accounting for uncertainty in income taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

The Company adopted the provisions of FIN 48 as of January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative-effect adjustment related to adopting FIN 48.

As of January 1, 2007, and for the twelve-month periods ended December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 – Income Taxes (cont’d)

H.	Accounting for uncertainty in income taxes (cont’d)

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the twelve-month periods ended December 31, 2007 and 2008, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its major subsidiaries file income tax returns in Israel, Hong Kong, Poland and Germany. With few exceptions, the income tax returns of the Company and its major subsidiaries are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2003.

Note 12 – Related Party Balances and Transactions

A.	Transactions

	Year ended December 31
	2006		2007	2008

Revenues	$	*2,925	$-	$-

Costs and expenses**		$68	$73	$112

*	See Note 2H.
**	Cost and expenses relate to services provided to the Company by related parties.

Note 13 – Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	Year ended December 31
	2006	2007	2008

Revenues by geographical areas from
external customers
America	$8,174	$7,569	$5,100
Far East	11,958	9,024	6,364
Africa	3,200	4,710	5,423
Europe	14,065	17,924	19,258

Total export	37,397	39,227	36,145
Domestic (Israel)	3,156	4,258	4,072

	$40,553	$43,485	$40,217

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 13 – Geographic Information and Major Customers (cont’d)

	December 31	December 31
	2007	2008

Long lived assets by geographical areas
Domestic (Israel)	$30,014	$10,740
Germany	8,598	5,019
Poland	765	315
France	3,504	771
Far East	3,960	2,881
Other	1,906	1,390

	$48,747	$21,116

Major Customers

There were no major customers (customers representing 10% or more of total revenues) in the years ended December 31, 2007 and 2008.

Note 14 – Subsequent Events

On January 12, 2009, the Company’s Board of Directors approved the adoption of a Shareholders Rights Plan, according to which each ordinary share of the Company shall give its holder one right. Each such right will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of the Company’s ordinary shares (the Board may reduce this percentage to not less than 10%), unless the Board approves such “Acquiring Person” or redeems the rights. Each right, once it becomes exercisable, will generally entitle its holder, other than the “Acquiring Person, to purchase from the Company either one or three ordinary shares (depending on the Company’s registered capital on the date of exercising the rights), at par value.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD. By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman of the Board

By: /s/ Tanir Horn —————————————— Tanir Horn Chief Financial Officer

Date:  June 29, 2009