Form 20-F
period 2009-12-31
ON TRACK INNOVATIONS LTD
filed 2010-03-31
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
Tel: (732) 429-1900 (#111)
E-mail: galit@otiglobal.com
111 Wood Ave South, Suite 105, Iselin, New Jersey 08830, USA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 0.10 per share	Name of each exchange on which registered NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:   23,946,316 Ordinary Shares, par value NIS 0.10 per share.

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

☒ Yes   ☐No

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes           ☒  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “OTI”, or the “Company” are to On Track Innovations Ltd. and its subsidiaries;

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekels” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (including the regulations promulgated thereunder); and

•	the “SEC” is to the United States Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws.  Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3D – "Risk Factors", Item 4 – “Information on the Company” regarding, among other things, our belief as to increased acceptance of smart-card technology, expansions of the use of our technology, acquisitions, the impact of our relationship with technology partners and business partners as well as to our revenue and the development of future products, Item 5 – “Operating and Financial Review and Prospects,” regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses and adequacy of capital resources, Item 10C – "Material Contracts", as well as elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D., “Key Information- Risk Factors”, and elsewhere in this annual report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		6
ITEM 3.	KEY INFORMATION		6
	A.	SELECTED FINANCIAL DATA	6
	B.	CAPITALIZATION AND INDEBTEDNESS	7
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
	D.	RISK FACTORS	7
ITEM 4.	INFORMATION ON THE COMPANY		19
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	19
	B.	BUSINESS OVERVIEW	20
	C.	ORGANIZATIONAL STRUCTURE	35
	D.	PROPERTY, PLANT AND EQUIPMENT	36
ITEM 4A.	UNRESOLVED STAFF COMMENTS		37
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		37
	A.	OPERATING RESULTS	37
	B.	LIQUIDITY AND CAPITAL RESOURCES	44
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	46
	D.	TREND INFORMATION	46
	E.	OFF BALANCE SHEET ARRANGEMENTS	47
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	47
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		47
	A.	DIRECTORS AND SENIOR MANAGEMENT	47
	B.	COMPENSATION	50
	C.	BOARD PRACTICES	52
	D.	EMPLOYEES	56
	E.	SHARE OWNERSHIP	57
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		60
	A.	MAJOR SHAREHOLDERS	60
	B.	RELATED PARTY TRANSACTIONS	61
	C.	INTERESTS OF EXPERTS AND COUNSEL	62
ITEM 8.	FINANCIAL INFORMATION		62
	A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	62
	B.	SIGNIFICANT CHANGES	63
ITEM 9.	THE OFFER AND LISTING		63
	A.	OFFER AND LISTING DETAILS	63
	B.	PLAN OF DISTRIBUTION	64
	C.	MARKETS	64
	D.	SELLING SHAREHOLDERS	64
	E.	DILUTION	64
	F.	EXPENSES OF THE ISSUE	65
ITEM 10.	ADDITIONAL INFORMATION		65
	A.	SHARE CAPITAL	65
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	65
	C.	MATERIAL CONTRACTS	69
	D.	EXCHANGE CONTROLS	71
	E.	TAXATION	71
	F.	DIVIDENDS AND PAYING AGENTS	82
	G.	STATEMENT BY EXPERTS	82
	H.	DOCUMENTS ON DISPLAY	82
	I.	SUBSIDIARY INFORMATION	82

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report.  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report.

During the fourth quarter of 2009 we and our subsidiary, Millennium Card's Technology Ltd, or "MCT", entered into an agreement with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, for the sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore (as is more fully described in Item 10 C. - "Material Contracts"). Accordingly, assets and liabilities related to the discontinued operation are presented separately in the balance sheets. The results of this operation and the cash flows from this operation, for the reporting periods, are presented in the statements of operations and in the statements of cash flow, as discontinued operations, separately from continuing operations. All data in this annual report derived from our financial statements, unless otherwise specified, excludes the results of this discontinued operation.

	Year ended December 31
	2005	2006	2007	2008	2009
	(In thousands, except share and per share data)
REVENUES
Sales	$28,933	$29,045	$33,467	$32,387	$28,488
Licensing and transaction fees	3,398	5,382	2,631	2,635	2,949
Total revenues	32,331	34,427	36,098	35,022	31,437

COST OF REVENUES
Sales	19,838	17,004	20,372	19,789	16,782
Total cost of revenues	19,838	17,004	20,372	19,789	16,782

Gross profit	12,493	17,423	15,726	15,233	14,655

OPERATING EXPENSES
Research and development	5,405	6,763	11,218	10,300	8,127
Less — participation by the Office of the Chief Scientist	618	-	-	-	-

Research and development, net	4,787	6,763	11,218	10,300	8,127
Selling and marketing	7,470	6,765	9,148	10,370	10,371
General and administrative	8,579	9,346	12,838	11,210	9,230
Amortization and impairment of intangible assets	700	821	1,314	2,794	978
Impairment of goodwill	-	-	-	24,217	-
Gain from sale of subsidiary	(374)	-	-	-	-
Total operating expenses	21,162	23,695	34,518	58,891	28,706

Operating loss	(8,669)	(6,272)	(18,792)	(43,658)	(14,051)

Financial income (expense), net	710	1,598	1,678	(474)	(1,153)
Other income (expense), net	(250)	(331)	(23)	-	-
Loss before taxes on income	(8,209)	(5,005)	(17,137)	(44,132)	(15,204)
Tax benefits (taxes on income)	267	354	226	675	(89)
Equity in net losses of affiliated company	-	(1,087)	(358)	(1,270)	-

Net loss from continuing operations	(7,942)	(5,738)	(17,269)	(44,727)	(15,293)
Net loss from discontinued operations	(986)	(1,491)	(4,412)	(5,211)	(8,078)

Net loss	(8,928)	(7,229)	(21,681)	(49,938)	(23,371)
Net loss (income) attributable to noncontrolling interest	(185)	625	1,038	(57)	189

Net loss attributable to shareholders	$(9,113)	$(6,604)	$(20,643)	$(49,995)	$(23,182)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.85)	$(0.37)	$(0.86)	$(2.19)	$(0.67)
From discontinued operations	$(0.11)	$(0.10)	$(0.23)	$(0.26)	$(0.35)
	$(0.96)	$(0.47)	$(1.09)	$(2.45)	$(1.02)

Weighted average number of ordinary shares used in computing net loss per ordinary share - basic and diluted	9,512,198	13,919,958	18,896,214	20,413,578	22,635,479

	As of December 31
	2005	2006	2007	2008	2009
Balance Sheet Data:
Cash and cash equivalents	$29,657	$30,049	$35,470	$27,196	$26,884
Total current assets	67,914	70,889	66,755	48,004	47,308
Assets from discontinued operation – held for sale	-	-	-	-	12,358
Total assets	85,058	117,174	118,460	70,309	76,676
Total liabilities	14,513	17,016	28,112	22,208	38,213
Long term loans, net of current maturities	1,535	2,117	2,432	1,762	2,642
Liabilities related to discontinued operations	-	-	-	-	8,495
Total shareholders’ equity	70,235	99,154	90,348	47,686	29,991
Total ordinary shares outstanding	11,932,074	18,592,880	19,627,068	21,534,788	23,946,316

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

Risks Related to Our Business

We have a history of losses and we may continue to incur full-year losses in 2010 and in subsequent years.

We have incurred losses in each year since we commenced operations in 1990. We reported net losses attributable to shareholders of $9.1 million in 2005, $6.6 million in 2006, $20.6 million in 2007, $50.0 million in 2008 (including a goodwill impairment charge of $24.2 million) and $23.2 million in 2009. We may continue to incur full year losses in 2010 and afterwards, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions in systems that contain our products, invest in fixed assets that may generate revenues slowly than expected and enhance our research and development capabilities.

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

To date, we have sold products incorporating our technology within a limited number of markets. We are devoting significant resources to developing new products and adapting our existing products for use in new markets,  such as mobile payment solutions, parking solutions, medical cards for use in hospitals and identity cards for use by governmental authorities. If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

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

We paid for all of these acquisitions through the issuance of our ordinary shares (and in certain cases, warrants to purchase ordinary shares and cash consideration). These and future acquisitions could result in:

•	difficulties in integrating our operations, technologies, products and services with those of the acquired companies;

•	difficulty in integrating operations that are spread across significant geographic distances;

•	diversion of our capital and our management's attention away from other business issues;

•	potential loss of key employees and customers of companies we acquire;

•	increased liabilities as a result of liabilities of the companies we acquire; and

•	dilution of shareholdings in the event we acquire companies in exchange for our shares.

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

The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our sales contracts do not typically include minimum purchase requirements. We, therefore, cannot assure that future contracts will result in commercial sales. Our average development cycle is typically between 18 and 24 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize any revenues.

Fluctuations in our quarterly financial performance may create volatility in the market price of our shares and may make it difficult to predict our future performance.

Our quarterly revenues and operating results have varied substantially in the past and may do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include the following:

•
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

The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers.  We sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. However, other than our supply agreement with SMARTRAC N.V. as described below, we do not generally have long-term supply contracts under which our suppliers are committed to supply us with components at fixed or defined prices. Suppliers could increase component prices significantly without warning or could discontinue the manufacturing or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices. In connection with the sale of MCT's assets and other assets of OTI, we entered into a long-term supply agreement with SMARTRAC N.V. (as is more fully described in Item 10 C. "Material Contracts"), under which SMARTRAC N.V. became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products, at defined terms and prices. The potential adverse effects of dependence in third party suppliers apply in this case to a higher extent.

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

Our products may infringe on the intellectual property rights of others.

It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties. For example, patent applications may be pending at any time which, if granted, cover products that we developed or are developing. In certain jurisdictions, the subject matter of patents is not published until the patents are issued. Third parties may from time to time claim that our products infringe on their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes on their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

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

We have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2005	12	29	6	43	10
2006	9	41	17	24	9
2007	13	50	5	21	11
2008	15	48	10	15	12
2009	12	37	8	31	12

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

We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally some employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German, French and Polish subsidiaries, InterCard, InSeal, PARX France and ASEC, in euros, of our subsidiary in South Africa, OTI Africa, in South-African Rands and of our subsidiary in the Far East, MCT (the assets of which we sold during the forth quarter of 2009), in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe, South-Africa and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign currency exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

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

Most government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

•	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

•
the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

•	the need to compete on occasion to retain existing contracts that have in the past been awarded to us on a sole-source basis;

•	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

•
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

In addition, government contracts subject us to risks associated with tender processes (which many times include, third party challenges, long qualification period), public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government (sometimes due to challenges by third parties). Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, could have a material adverse effect on our financial condition.

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

In 2007, 2008 and 2009 we experienced delays in some of the projects we are involved with – for example in our joint venture selling electronic travel document inlays for the Chinese government we have experienced delays in the project implementation. Delays in other projects might occur as a result of factors that are beyond our control such as customer readiness or shortage in purchased components needed for project implementation as well as our readiness to implement the projects. If such delays occur in the future it might affect our revenues, profitability and our share price.

 The general economic outlook may adversely affect our business.

The Company’s operations and performance depend on worldwide economic conditions and their impact on levels of business and public spending, which have deteriorated significantly in many countries and regions and may remain depressed for the foreseeable future.  This may adversely affect the budgeting and purchasing behavior of our customers and our potential customers, including shifting customers purchasing patterns to lower-cost options, which could adversely affect our product sales.

In addition, although economic conditions in many countries have stabilized somewhat following the widespread contraction in late 2008 and 2009, continuing uncertainties in the financial and credit markets may adversely affect the ability of our customers, suppliers, distributors and resellers to obtain financing for significant purchases and operations and to perform their contractual obligations with us. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products, and an increase in additional reserves for uncollectible accounts receivable being required.

We derive a portion of our revenues from sales to systems integrators that are not the end-users of our products. We are to a certain extent dependent on the ability of these integrators to maintain their existing business and secure new business.

In 2007, 2008 and 2009, 10%, 11% and 9%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

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

As of March 29, 2010, we had 24,376,137 outstanding ordinary shares, 1,253,431 warrants to purchase additional ordinary shares at a weighted average exercise price of $ 13.9 per share and 2,922,564 options to purchase additional ordinary shares at a weighted average exercise price of $ 2.029 per share.  We may, in the future, sell or issue additional ordinary shares. The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

If our ordinary shares are ever considered a penny stock, any investment in our ordinary shares will be considered a high-risk investment and become subject to restrictions on marketability.

Penny stocks are securities whose price is less than $5, which are speculative and issued by very small companies. If our shares are deemed to be “penny stock” for purposes of the Securities Exchange Act of 1934, as amended, or the “Exchange Act, brokers effecting transactions in our shares would be subject to additional customer disclosure and record keeping obligations. The additional obligations include disclosure of the risks associated with low price stocks, stock quote information and broker compensation. In addition, brokers making transactions in penny stocks are subject to additional sales practice requirements under the Exchange Act. These additional requirements include making inquiries into the suitability of penny stock investments for each customer or obtaining the prior written agreement of the customer for the penny stock purchase. Because of these additional obligations, some brokers will not effect transactions in penny stock. If our shares are deemed a “penny stock” in the future, this designation could have an adverse effect on the liquidity of our ordinary shares and your ability to sell our ordinary shares.

We may not be able to meet NASDAQ Global Market continued listing requirements and our shares may be delisted.

We may not be able to meet NASDAQ Global Market continued listing requirements in the NASDAQ Listing Rules, or the NASDAQ Rules, and our ordinary shares may be delisted.  For example, if the bid price of our ordinary shares is less than $1.00 for 30 consecutive business days or more, our shares may be moved to be traded on the NASDAQ Capital Market, or be delisted. After the bid price of a company goes below $1.00 for 30 consecutive business days, NASDAQ provides it a grace period before shares are being moved to be traded on the NASDAQ Capital Market or delisted. On March 29, 2010, the closing price of our ordinary share was $2.18.

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

Although we have never declared or paid cash dividend, in November 2008, our board of directors authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million conditioned on court's approval, as required under Israeli law.  In May 2009 the court approved repurchase program in a total amount of up to $2 million. In August 2009 our board of directors approved the specific terms of the repurchase program, including the timing and the amount purchased. As of today, no shares were acquired under the repurchase program. According to the repurchase program we are not obligated to acquire any specific amount of shares.  However, if we pursue the repurchase plan, the acquisition of our ordinary shares may adversely affect our cash balance and may adversely affect our ability to keep our business development efforts as planned due to decrease in cash in the short-run. Moreover, in the long-run, the repurchase of our own shares may also cause us loss.

We adopted a Shareholders Rights Plan that may dilute the shares of an “Acquiring Person”.

On January 12, 2009, our board of directors approved the adoption of a Shareholders Rights Plan, according to which each ordinary share of the Company shall give its holder one right. Each such right will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of our ordinary shares (our board of directors may reduce this percentage, but to not less than 10%), unless our board of directors approves such “Acquiring Person” or redeems the rights. Each right, once it becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from the Company either one or three ordinary shares (depending on the Company's registered capital on the date of exercising the rights), at par value. Therefore this Shareholders Rights Plan may dilute the shares of shareholders who are deemed "Acquiring Person" under the Plan. In addition, certain institutions may be discouraged from purchasing or holding our ordinary shares due to the plan’s presumed anti-takeover effect.  Furthermore, the existence of the plan may discourage bids to acquire our company at a price that may be attractive to our shareholders.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act, and in particular with Section 404, a portion of which commenced in connection with this annual report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting in 2009, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We are entitled to certain tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, 30% of which must be from paid-in capital. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

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

We are incorporated in Israel. All of our executive officers and most of our directors are not residents of the United States and a substantial portion of our assets and the assets of these persons is located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to affect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel.  Our telephone number is +972-4-686-8000. In 1998 we established a wholly-owned subsidiary in the United States, OTI America, Inc., a Delaware corporation.  OTI America, Inc. is located at 111 Wood Ave South, Suite 105, Iselin, New Jersey 08830, and its telephone number is(732) 429-1900. Copies of this annual report and certain other documents referred to herein can be obtained on our website, www.otiglobal.com, or upon request from our VP of Corporate Relations, Ms. Galit Mendelson, at the following telephone number: (732) 429-1900 (#111). The information on our website is not incorporated into this annual report.

        Our agent for service of process in the United States is OTI America Inc. Its address is 111 Wood Ave South, Suite 105, Iselin, New Jersey 08830, and its telephone number is (732) 429-1900.

In May 2006, we completed the acquisition of InSeal SAS, a French company that provides an operating system for contactless applications to a variety of customers in the payments market, for a total of 243,800 of our ordinary shares and 180,000 warrants. The warrants, which have a nominal exercise price, become exercisable in four equal annual installments.

In September 2006, we completed a structural change in the Far-East, under which the operations of two of our subsidiaries there were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006. Following the structural change, we sold our shares in these two subsidiaries. Our initial holding in MCT was 60%. In September 2008 we were issued additional shares in MCT as a result of conversion of outstanding loans in an aggregate amount of $6.9 million, which increased our holding in MCT to 90%. In July 2009 we were issued additional shares in MCT as a result of conversion of outstanding loans in an aggregate amount of $2.5 million, which increased our holding in MCT to 99.5%. During the fourth quarter of 2009 we and MCT entered into an agreement with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group,  for the  sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore (as is more fully described in Item 10 C. "Material Contracts").

In December 2006, we completed the acquisition of the main assets of Vuance Ltd. (formerly SuperCom Ltd.), an Israeli smart card company, in consideration of 2,827,200 of our ordinary shares.  The agreement provides for the purchase of Vuance’s International Project Solution (“IPS”) business, whose activities accounted for substantially all of Vuance’s revenue.

In February 2007, we completed the purchase of the smart card module production line of Barun Electronics Co. Ltd., a Korean company, in consideration of 480,000 of our ordinary shares. The agreement mentioned above for the sale of assets to SMARTRAC Singapore Trading PTE (as is more fully described in Item 10 C. "Material Contracts") includes the sale of the smart card module production line purchased from Barun.

In June 2008, we completed, through our subsidiary PARX Ltd., the acquisition of 100% of the share capital of PARX France (formerly ID Parking), a French-based company that provides electronic parking solutions across France, for a purchase price of euro 750,000 and transaction costs of $319,000, which was paid partly (euro 250,000) in cash and partly through the issuance of 300,698 of our ordinary shares (where additional $186,000 need to be paid since the total value of such shares at the determined dates was less than euro 500,000).

In May 2009, we established On Track Innovations Ltd (Ecuador branch), a branch of the Company in Ecuador, to support our activity in Ecuador, including the procurement of local services.

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

Since our incorporation in 1990, we have focused on the development of our core technologies and our products based on our technological platform that consists of proprietary smart cards, smart card readers, software tools and secure communication technology.  We currently offer three lines of solutions, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three vertical markets include:

•
Payment Solutions: we offer a cashless system and loyalty program to replace cash, which includes the contactless payments program offered by the major card associations including MasterCard’s PayPass™, Visa’s PayWave™, American Express’ ExpressPay™ and Discover’s Zip™. Our payment solutions also include EasyPark, our electronic parking payment system as well as our mass transit electronic payment system;

•
Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel system. EasyFuel is a loyalty program for petroleum companies, fleets and retail customers. The system monitors and expedites the fueling and payment process, permitting fueling of designated vehicles only while eliminating fraud; and

•
SmartID Solutions: OTI offers complete end-to-end in-house solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™ - a complete end-to-end in-house solution for electronic passports (e-Passport) and national identity cards (national ID) and MediSmart – a medical card for patient, doctor and benefits verification.

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

We market our products through our global network of subsidiaries and strategic relationships.  Our sales and marketing efforts are directed from our headquarters in Israel and carried out through our subsidiaries in the U.S. and other parts of the Americas, Israel, Europe, Africa and the Far-East.

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

•
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

•
Ease of transition from other card systems to contactless microprocessor-based systems.  We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure.  For example, as part of a project for MasterCard PayPass, we upgraded regular standard point-of-sales systems that supported only magnetic stripe to support contactless microprocessor-based smart cards. We integrated our contactless inlay solution with plastic card manufacturers to allow quick upgrade from regular credit cards to contactless operations.

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

•
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

•
Increase our focus on generating high-margin, recurring revenues.  We currently derive most of our revenues from one-time payments for our products and technologies.  We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions or monthly licensing fees effected in systems that contain our products.  For example, we have entered into such transaction fee arrangements with respect to our parking systems in Israel, France, Italy and Bermuda and our gasoline management systems in South Africa.  By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate for the customer, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers. As part of this strategy we have also entered into an asset purchase agreement with SMARTRAC Singapore Trading PTE and a supply agreement with SMARTRAC N.V (as are more fully described in Item 10 C. "Material Contracts"), which enable us to focus on improving our operating margins and reducing operating costs, while maintaining our ability to continue and support our existing and future contracts and products.

•
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

•
Pursue strategic acquisitions.  We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing, research and development capabilities.  In this way, we plan to expand our product offerings and provide more comprehensive service to our customers.  Since our initial public offering in 1999, we have acquired the following companies:

m	SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards (January 2000);

m	InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services (June 2000 and January 2001);

m	ASEC, a Polish company that develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies (October 2004);

m
e-Pilot (71.5%) - a Hong Kong-based company that develops, manufactures and markets smart card inlays for smart cards and other products, POI - an engineering company that develops and manufactures machinery used to create smart cards inlays for smart cards and other products, and that also manufactures contact and contactless smart cards themselves (July 2005, where in September 2006 we completed a structural change in the Far-East, under which the operations of e-Pilot and of POI were transferred to our subsidiary MCT,  following which we sold POI and e-Pilot to a third party), and the smart card module production line of Barun Electronics Co. Ltd. ("Barun") - a Korean company (February 2007). During the fourth quarter of 2009 we and our subsidiary MCT entered into an agreement with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, for the sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore (as is more fully described in Item 10 C. "Material Contracts"),  including the sale of the assets purchased from Barun;

m	InSeal SAS, a French company providing an operating system for contactless applications for a variety of customers in the payments market (May 2006);

m	The main assets of Vuance Ltd. (formerly SuperCom), an Israeli smart card company, including the purchase of Vuance’s International Project Solution (“IPS”) business (December 2006); and

m	ID Parking (currently PARX France), a French Company providing electronic parking solutions across France (June 2008).

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

Production machinery and testing tools

We have been involved in the production of machinery for manufacturing electronic passports (under the product line named Zeus) and for manufacturing contact/contactless ID and EMV compliant cards (under the product line named Hera). These activities were mainly carried out by our subsidiary, MCT, based in Shenzhen, China. In addition, we have also designed and developed a series of electronic passport testing equipment to enable e-Passport manufacturers to independently run ICAO's durability tests. These product lines and testing tools are part of the assets sold to SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, under the asset purchase agreement (as is more fully described in Item 10 C. "Material Contracts"). Following this transaction, we will cease our involvement in the production machinery manufacturing and testing tools business.

Products

The OTI Platform

Substantially all of our products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform incorporates our patented technologies and consists of:

•	smart cards, which can take a variety of forms including tags, stickers, wristwatches, key chains and plastic credit card-sized cards;

•	smart card readers;

•	smart card operating system;

•	software that enables the development of applications on contactless microprocessor-based smart cards; and

•	a method of communications that regulates the transmission of data between a contactless smart card and a reader.

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

Our Products

Our products consist of:

Payments Solutions

We typically design our payment solutions while teaming up with financial institutions and back office providers.  These solutions offer a cashless system and loyalty program for small purchases, such as fast food, drug stores and movie tickets. Our payment solutions include the following:

•
PayPass™. OTI supplies key components of the technology for multiple contactless payment programs, driven by major card associations: MasterCard International’s PayPass™ program, Visa’s PayWave™, ExpressPay™ from American Express and Discover’s Zip™. The program is focused on replacing cash. After initial pilots in the U.S., the program has expanded to Europe, Canada and Asia. OTI provides cards, key fobs, smart stickers, operating system, readers and more for this program.

•
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

In May 1999, the EasyPark system was selected as the national parking system for Israel.  During 2000, the system was widely implemented throughout Israel. In 2005, the Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. The program currently has about 650,000 subscribers, and is currently in use in 30 cities across the country. We are currently marketing the EasyPark system through our global network of subsidiaries. In June 2008, we acquired, through PARX Ltd., our subsidiary, PARX France (formerly ID Parking), a Paris based company that provides electronic parking solutions. The transaction provides OTI with a platform to readily access the French electronic parking payment market and offer multiple solutions for parking payment.

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

•
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

•
Enrollment and personalization infrastructure including image and data enrollment, ePassport personalization, secured materials management system, digital signature certificate generator, and ePassport quality assurance and issuing stations.

•	OTI's ePassport based on OTI's Hercules™ operating system.

•
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

•
MediSmart.  Our MediSmart product is designed to securely process and manage medical information by providing doctors and hospital administrators with information regarding the patient’s identity, medical history, insurance coverage and payment history.  This information can be automatically updated after each treatment.  Treatment information can be automatically transferred to the insurance provider’s computer system.  This product reduces costs to medical providers, provides increased security for a patient’s medical history and improves the quality and speed of service to patients.  We began field tests of the product in South Africa in 2003, and the product was successfully deployed in June 2004 by CareCross Health, the leading primary healthcare provider in South Africa. Since 2007, MediSmart is deployed in Kenya, through Smart Applications International Ltd., or SMART.

•
We have introduced production machinery to support the demand for dual interface cards and e-passports. These product lines are part of the assets sold to SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, under the asset purchase agreement entered into with SMARTRAC (as more fully described in Item 10 C. "Material Contracts"). Following this transaction, we will cease our involvement in the production machinery manufacturing business.

Technology co-operations

In 2008, we partnered with Renesas Technology to supply MasterCard and Visa issuers with a contactless payment solution. Under the agreement, Renesas Technology provides its contactless microcontroller and OTI provides the operating system and application, as well as the contactless card technology including the inlay technology.

Customer service and technical support

We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. As of December 31, 2009, we had a support team of 20 employees consisting of eleven employees located in our corporate headquarters in Rosh Pina, Israel, five employees in Africa, one employee in the United States and three employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries.  The subsidiaries, in turn, provide 24-hour customer support, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Sales and marketing

We have built a global network of subsidiaries through which we sell and market our products.  As of December 31, 2009, we had a total sales and marketing staff of 37 employees in five locations.  We market our products in the Americas through OTI America, which employs two people in sales and marketing.  In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing.  In Europe, we sell and market through InterCard Systemelectronic, Inseal, ASEC and PARX France, which together employ nine people in sales and marketing.  In Israel, we sell and market through our headquarters in Rosh Pina, which employs nine people in sales and marketing. In the Far East, we sell and market through MCT, which employs nine people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services and enhance our global brand recognition.  Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, and conducting speaking engagements and advertising in industry publications.  We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

Some of the independent systems integrators to which we sell our products also act as distributors for our products.  We have granted some of our systems integrators exclusive distribution rights within a particular country or region.  We generally guarantee exclusivity only if certain sales targets are met.

Seasonality

In most of the previous years, including 2009, our revenues were subject to seasonal fluctuations, related to the slowdown in spending activities and the increased activity related to the second half of the year purchasing cycles of many end-users of our products.  Hence, our sales in the second half of most of years up to 2009 tended to be higher than in the first half. However, we cannot predict if we will experience this seasonality pattern in future years.

Manufacturing

External manufacturers and suppliers

       We currently purchase substantially all of the hardware and software components of our products from third-party suppliers and outsource some of the manufacturing and assembling of our products to manufacturing subcontractors.  We entered into a long-term supply agreement with SMARTRAC N.V. for the supply of wire-embedded and dual interface products on an exclusive basis, according to our needs, and for the supply of other products on a non-exclusive basis.  In addition, we purchase components on a purchase order basis.  Other than our said supply agreement with SMARTRAC, our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit dependence on any one supplier or manufacturer.

Smart cards

•	Microprocessors. The current suppliers of microprocessors for our smart cards are STMicroelectronics, Renesas, NXP and Atmel.

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

InterCard Systemelectronic, our wholly-owned German subsidiary, owns a manufacturing facility in Germany for electronic devices primarily for the transportation industry and card terminals.  We also manufacture card readers at the facilities of InterCard Systemelectronic..

MCT, our Chinese subsidiary, owned manufacturing assets in China for the manufacturing of inlays, cards machineries and module packaging. MCT has achieved ISO9001:2000 for Quality Management System, ISO14001:2004 for Environmental Management System, OHSAS18001:2007 for Certified Facility Occupational Health and Safety Management Systems and is MasterCard CQM Certified as well as MasterCard Certified Vendor. These manufacturing assets are part of the assets sold under the asset purchase agreement entered into with SMARTRAC Singapore Trading PTE (as is more fully described in Item 10 C. "Material Contracts")

Description of Principal Markets.

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

	2005	2006	2007	2008	2009
	(Dollars in millions)
Our expenditures net of grants from the OCS	$4.8	$6.8	$11.2	$10.3	$8.1
Our net expenditures as a percentage of annual revenues	15%	20%	31%	29%	26%
OCS grants	$0.6	$0	$0	$0	$0

Our research and development activities focus on three areas:

•	implementing our core technologies in microprocessors and readers;

•	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

•	developing new innovative technologies related to the operation of contactless microprocessor- based smart cards.

As of December 31, 2009, we employed 114 employees in our research and development activities.  Our main research and development facilities are located at our headquarters in Rosh Pina, Israel.  We believe that our success is based on our experienced team of senior engineers and technicians who have extensive experience in their respective fields.  Our research and development facilities are ISO 9001:2000 certified.

Proprietary technologies and intellectual property

Our success and ability to compete depend in large part upon protecting our proprietary technology and intellectual property.  We rely on a combination of patent, trademark, copyright and trade secret law, as well as know-how, confidentiality agreements and other contractual relationships with our employees, affiliates, distributors and others.

We have a number of issued patents in various jurisdictions with respect to our technologies, as well as a number of pending patent applications, trademarks and designs. We have over 90 different patents and patent applications in different areas of our business, including patents and patent applications relating to smart card power and data transmission, , Smart ID solutions, electronic parking systems, fuel management products all of them based on contactless. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications.  In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged. We generally enter into non-disclosure agreements with our customers, partners, employees and consultants and generally control access to and distribution of our products, documentation and other proprietary information.

Competition

Contactless microprocessor-based products and technologies.  We experience competition in sales of our products, systems and technologies from other providers of contactless microprocessor-based smart card technologies.  We expect competition to intensify as our competitors commit greater resources to the development of contactless microprocessor-based smart cards.  Some of the larger chip manufacturers that operate in the smart card market, including Atmel, STMicroelectronics, Infineon and NXP Semiconductors, have announced that they are developing contactless microprocessor-based smart cards.

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

On Track Innovations
Ltd.
Israel

Easy Park Ltd.
Israel
Chinese
Joint Venture
Millennium Cards
Technology Limited
Shenzhen, China
InSeal SAS
InterCard GMBH
Systemelectronic
Germany
France

PARX France

France

PARX Ltd.
Israel

ASEC Spolka
Akcyjna
Poland

100%

99.5%(4)

100%(3)

100%

94.33%(2)

94.33%(1)

OTI America, Inc.
Delaware, USA

100%(5)

100%(7)

100%(8)

Millennium Cards
Technology Limited
Hong Kong, China

100%

OTI Africa (Pty), Ltd.
South Africa

49%(6)

(1)           The remaining shares of Easy Park Ltd.  are held by two individuals.
(2)           The remaining shares of PARX Ltd. are held by two individuals.
(3)           We acquired ASEC in October 2004.
(4)
We established Millennium Cards Technology Limited ("MCT") during 2006 together with a partner. Our initial holding was 60%. In September 2008 and July 2009 we were issued additional shares in MCT, which increased our total holding in MCT to 99.5%.

(5)           We acquired PARX France (formerly ID Parking) in June 2008.
(6)	We established the joint venture during 2005
(7)           We acquired InSeal SAS in May 2006.
(8)	We acquired a 51% interest in InterCard Systemelectronic in June 2000. We acquired the remaining 49% interest in this company in January 2001.

Easy Park Ltd.

Easy Park Ltd. developed our EasyPark system and markets it in Israel.  Easy Park is incorporated under the laws of the State of Israel.  By reason of our ownership of 94.33% of Easy Park’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

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

Millennium Card’s Technology Limited

On September 1, 2006, we completed a structural change in the Far-East, under which the operations of two of our subsidiaries there were transferred to MCT, a subsidiary which was established during 2006. Following the structural change, the Company has sold its shares in these two subsidiaries. Our initial holding in MCT was 60%. In September 2008 MCT allotted to us additional 3,000 shares of HK$1.00 against the conversion of the debt of MCT to us in the principle amount of $6,900,000, and in July 2009 MCT increased its share capital by 76,000 shares of HK$1.00, that were allotted to us against the conversion of an additional debt of MCT to us in the principle amount of $2,500,000. Following these shares allotments, our total holding in MCT was increased to 99.5%.

During the fourth quarter of 2009 we and our subsidiary MCT entered into an agreement with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, for the sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore (as more fully described in Item 10 C. "Material Contracts").

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

PARX Ltd.

PARX Ltd. is incorporated under the laws of the State of Israel.  By reason of our ownership of 94.33% of PARX's outstanding shares, we currently have the right to appoint all of the members of its board of directors.

PARX is responsible for marketing electronic parking solutions in international markets, which includes the successful EasyPark in-vehicle electronic parking product.

PARX France.

In June 2008 we completed, through PARX Ltd., the acquisition of 100% of the share capital of PARX France (formerly ID Parking) from Gilbert and Majeste Nadine Baup, for a purchase price of euro 750,000 (after deducting transaction costs of $319,000), which was paid partly (euro 250,000) in cash and partly through the issuance of 300,698 of our ordinary shares (where additional $186,000 need to be paid since the total value of such shares at the determined dates was less than euro 500,000).

PARX France distributes our electronic parking solutions in the French market.

On Track Innovations Ltd. (Ecuador branch)

We established On Track Innovations Ltd (Ecuador branch), a branch of us in Ecuador, to support our activity in Ecuador, including the procurement of local services.

D.           PROPERTY, PLANT AND EQUIPMENT

We lease an aggregate of 10,639 square meters of land in Rosh Pina, Israel from the Israel Lands Authority.  Of the 10,639 square meters, 2,377 meters are leased under a 49 year lease which expires on November 16, 2041, with an option to extend for a further period of 49 years.  Our principal management, administration and marketing activities occupy a 1,188 square meter facility on the site.  The remaining 8,262 square meters of land are leased under a 49 year lease with the Israel Lands Authority which expires on September 14, 2047, with an option to extend for a further period of 49 years.  Our principal engineering, research and development and part of our manufacturing activities occupy a 4,000 square meter facility on this site.  The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority. Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim. We also lease an aggregate of 375.8 square meters in Tzur Ig'al, Israel, pursuant to a lease that expires on February 28, 2011, with an option to extend it for additional three periods of 1 year each.

Our majority owned subsidiary, Easy Park Ltd., leases from us office space in our site in Rosh Pina. Easy Park also leases an aggregate of 137 square meters in Tel Aviv pursuant to a lease that expires on April 14, 2011, with an option to extend for a further period of 3 years.

OTI America, Inc. leases an aggregate of 2,200 square feet of office space in Iselin, New Jersey pursuant to a lease that expires on August 31, 2014. OTI Africa (Pty) Ltd. owns an aggregate of 770 square meters of office space in Century City, South Africa.

ASEC leases an aggregate of  495 square meters of office space in Krakow, Poland pursuant to a lease terminable by giving a three months' notice, and 169 square meters of office space in Warsaw, Poland pursuant to a lease that expires on March 29, 2013.

InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany.  The area is being used commercially for its manufacturing facility.

MCT leases office space in Futian, Shenzhen with areas of 4,779 square meters and 2,732 square meters pursuant to leases that expires on August 31, 2013 and January 16, 2012, respectively. Following the agreement entered into with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, for the sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore (as more fully described in Item 10 C. "Material Contracts"), MCT intends to terminate these leases during 2010. Additionally, MCT leases office space in Causeway Bay, Hong Kong with areas of 132 square meters pursuant to a lease that expires on May 13, 2011. The office space is used for administrative purpose.

InSeal leases an aggregate of 220 square meters of office space in Paris, France, pursuant to a 9 years lease starting January 2007, with an option to terminate once every three years by giving a 6 months notice.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in this annual report. This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in “Item 18. Financial Statements” of this annual report.The results of the discontinued operation and the cash flows from the discontinued operation, have been removed from the results of continuing operations for all periods presented and are presented as a separate line item in the statement of operations and the statement of cash flows.

A.           OPERATING RESULTS

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements contained in “Item 18. Financial Statements.”

Overview

We design, develop and sell contactless microprocessor-based smart card systems.  Our headquarters and main research and development activities are in Israel.  Our sales and marketing efforts are directed from our Israeli headquarters with additional sales support offices located in our U.S. subsidiary, OTI America, located in Iselin, New Jersey, Europe, South Africa and the Far East.  Our packaging, assembly and manufacturing facilities are located in Israel, Germany and the Far East (which includes the assets sold to SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, under the asset purchase agreement as is more fully described in Item 10 C. "Material Contracts). Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products.  We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, as well as other cards manufactures and companies for sale or incorporation into their own products. Our three complete system product lines include:

•
Payments Solutions: We offer financial institutions a cashless system and loyalty program to replace cash, which includes the PayPass system that we are installing for MasterCard, our EasyPark system and our mass transit payment system as well as cards for the production of SmartID solutions. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark.  We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001.  We deployed our first mass transit micropayments system in China during 2000 and in the United States in 2003.  In 2002, we began to realize nonrecurring engineering revenues from the PayPass™ micropayments system that we are installing for MasterCard International and we began to recognize product sale revenues from that system in 2004.

•
Petroleum Systems: OTI’s EasyFuel is a wireless, cashless, cardless, and paperless fuel management and petroleum solution which includes both our gasoline management system, or GMS, and our EasyFuel systems. In 2003 we introduced and began to realize revenues from EasyFuel, our contactless petroleum system.

•
Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards. In 2007 we began to market our end-to-end eID smart card solutions based on the assets acquired from Vuance in the acquisition of Vuance's IPS division (as is more fully described in Item 10 C. "Material Contracts") and began to realize revenues from these assets.

We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000.  During 2007, 2008 and 2009, product sales to OEMs accounted for $8.7 million, $8.9 million and $5.9 million, respectively, of our total revenues.

We began marketing machineries following our acquisitions of e-Pilot and POI and the establishment of our subsidiary MCT. During the fourth quarter of 2009 we and our subsidiary, MCT, entered into an agreement with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, for the sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore (as more fully described in Item 10 C. "Material Contracts").

We have reported net losses for each year that we have been in business, and we may continue to incur full year losses in 2010 and afterwards.

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

	2007		2008		2009
Sales	$33,467	93%	$32,387	92%	$28,488	91%

Licensing and transaction fees	2,631	7%	2,635	8%	2,949	9%
	$36,098	100%	$35,022	100%	$31,437	100%

Sales decreased by $1.1 million in 2008 as compared to 2007 and decreased by $3.6 million in 2009 as compared to 2008. The decrease in 2008 is mainly attributed to a decrease in sales of Payments products and its components and SmartID products. The decrease in 2009 is mainly attributed to a decrease in sales of OEM, Payments products and its components and Petroleum products, partially offset by an increase in sales of SmartID products, primarily in the Americas.

Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products.  Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. The increase in 2009 as compare to 2008 is primarily due to the transaction fees from the Warsaw Ticketing System project which started to generate revenues in 2009.

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

We have historically derived revenues from different geographical areas.  The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East		Americas		Israel
2007	$4,710	13%	$17,924	50%	$1,637	5%	$7,569	21%	$4,258	11%
2008	$5,423	15%	$16,786	48%	$3,641	10%	$5,100	15%	$4,072	12%
2009	$3,813	12%	$11,590	37%	$2,365	8%	$9,810	31%	$3,859	12%

We anticipate that, in the near future, the revenues that we derive from the Americas will grow both in absolute amounts and as a percentage of our total revenues.  Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates against the U.S. dollar.

Cost of revenues and gross margin

Our cost of revenues, by revenue source, gross profit and gross margin percentage, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2007	2008	2009
Cost of revenues
Sales	$20,372	$19,789	$16,782

Licensing and transaction fees	-	-	-

Total cost of revenues	$20,372	$19,789	$16,782

Gross profit	$15,726	$15,233	$14,655
Gross margin percentage	44%	43%	47%
________________________

Sales.  Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products.  The decrease in 2008 compared to 2007 is primarily the result of decreased sales which generated corresponding decreased costs. The decrease in 2009 compared to 2008 is primarily the result of a decrease in material consumption and in expenses related to salaries resulting from the decreased sales and a change in the revenue mix.

Licensing and transaction fees.  Licensing and transaction fees revenues do not have directly attributable cost of revenues.  The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2007	2008	2009
Operating expenses
Research and development	$11,218	$10,300	$8,127
Selling and marketing	9,148	10,370	10,371
General and administrative	12,838	11,210	9,230
Amortization and impairment of intangible assets	1,314	2,794	978
Impairment of goodwill	-	24,217	-

Total operating expenses	34,518	58,891	28,706

Operating loss	$(18,792)	$(43,658)	$(14,051)

Research and development.  Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The decrease in 2008 compared to 2007 was primarily due to a $1.0 million decrease in expenses related to salaries resulting from a $426,000 decrease in share-based compensation expenses, in accordance with ASC TOPIC 718 and from a decrease in the number of research and development employees. The decrease in 2009 compared to 2008 was primarily due to a $1.7 million decrease in expenses related to salaries resulting from a $583,000 decrease in share-based compensation expenses, in accordance with ASC TOPIC 718, from a decrease in the number of research and development employees in certain locations and from a pay cut. Our research and development expenses may increase in the future as we continue to develop new products and new applications for our existing products.

Selling and marketing.  Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2008 as compared to 2007 was primarily due to a $1.3 million increase in professional expenses resulting from marketing services related to existing projects and marketing efforts, and increase in compensation expenses, in compliance with ASC TOPIC 718. In 2009 selling and marketing expenses remained in the same level as in 2008. The comparison between 2009 to 2008 shows a $471,000 increase in professional expenses resulting from marketing services related to existing projects and marketing efforts, offset by a $571,000 decrease in compensation expenses, in compliance with ASC TOPIC 718. Our selling and marketing expenses may increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and in the event that we hire additional personnel.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related expenses of our executive management and financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses, insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business, and provision for doubtful accounts. The decrease in 2008 as compared to 2007 is primarily due to a $947,000 decrease in share-based compensation expenses, in compliance with ASC TOPIC 718, and a $524,000 decrease in professional expenses. The decrease in 2009 as compared to 2008 is primarily due to a $2.3 million decrease in expenses related to salaries resulting from a $1.1 million decrease in share-based compensation expenses, in compliance with ASC TOPIC 718, from a decrease in number of general and administrative employees and from a pay cut of existing employees, a $625,000 decrease in doubtful account provision and a $198,000 decrease in business trips, partially offset by a $1.5 million increase in professional expenses. General corporate and administrative expenses may increase in the future as we continue to expand our operations.

Amortization and impairment of intangible assets. The increase in 2008 as compared to 2007 is primarily due to a $1.4 million impairment charge against certain intangible assets (customers' contracts and relationships) acquired in acquisition of InSeal SAS. The decrease in 2009 as compared to 2008 is primarily due the impairment in intangible assets which took place in 2008.

Impairment of goodwill. In 2008 we conducted a goodwill impairment test on the goodwill acquired. The test was based on our single reporting unit structure. As a result of the decrease in our market capitalization in 2008 and deteriorating global economy, we determined that the carrying value of the goodwill exceeded its implied fair value. We further concluded that all of the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, we recorded an impairment charge of $24.2 million. We did not record any goodwill impairment charge in 2007 or 2009.

Financing income (expenses), net

Financing income consists primarily of interest earned on our investments in U.S. and Israeli treasury securities, corporate bonds and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses.  The decrease in financing income in 2008 compared to 2007 and in 2009 compared to 2008. is mainly due to a decrease in interest earned on investments in debt securities and an increase in financing expenses is mainly due to an increase in interest expenses from short-term loans and credit.

Our financing income, net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2007	2008	2009

Financing income	$2,616	$561	$24
Financing expenses	(938)	(1,035)	(1,177)
Financing income (expenses), net	$1,678	$(474)	$(1,153)

Net loss from continuing operations

The increase in 2008 as compared to 2007 is primarily due to an increase in the Company's operating expenses, mainly due to the goodwill impairment charge as mention above, increase in financial expenses, net as mentioned above, decrease in gross profit resulting from decrease in sales, decrease in minority share in loss of subsidiaries and increase in equity loss of affiliated company.  The decrease in 2009 as compared to 2008 is primarily due to a decrease in the Company's operating expenses, mainly due to a decrease in the goodwill impairment charge as mentioned above, a decrease in the research and development expenses and a decrease in the general and administrative expenses, partially offset by a decrease in the gross profit and an increase in the financial expenses, net, as mentioned above.

Our net loss from continuing operations for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2007	2008	2009

Net loss from continuing operations	$(17,269)	$(44,727)	$(15,293)

Net loss from discontinued operations

The increase in 2009 as compared to 2008 is primarily due to $2.6 million of closing expenses in 2009 in respect of the discontinued operation.

Our net loss from discontinued operations for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2007	2008	2009

Net loss from discontinued operations	$(4,412)	$(5,211)	$(8,078)

Net loss

Our net loss increased in 2008 as compared to 2007 is primarily due to an increase in the Company's operating expenses, mainly due to the goodwill impairment charge as mention above, increase in financial expenses, net as mentioned above, decrease in gross profit resulting from decrease in sales, decrease in minority share in loss of subsidiaries and increase in equity loss of affiliated company. The decrease in 2009 as compared to 2008 is primarily due to a decrease in the Company's operating expenses, mainly due to a decrease in the goodwill impairment charge as mentioned above, a decrease in the research and development expenses and a decrease in the general and administrative expenses, partially offset by a decrease in the gross profit, an increase in the financial expenses, net, as mentioned above and increase in net loss from discontinued operation, as mentioned above.

Our net loss for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2007	2008	2009

Net loss	$(21,681)	$(49,938)	$(23,371)

Critical Accounting Policies and Estimates

       We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States.  Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations.  To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill, other intangible assets and long-lived assets, and our policy with respect to stock-based compensation.

       Revenue recognition.  We recognize product sale revenues upon delivery, provided there is persuasive evidence of an arrangement and the risks and rewards of ownership have transferred to the buyer, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists.  In the case of nonrecurring engineering, revenue is recognized upon completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

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

Goodwill and other intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually, as of December every year. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company conducted its goodwill impairment test on the goodwill acquired. The test was based on the Company's single reporting unit structure. As a result of the decrease in the Company’s market capitalization in 2008 and the deteriorating global economy, the Company determined that the carrying value of the goodwill exceeded its implied fair value. The Company further concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $24.2 million. No impairment losses were recorded in 2007 and 2009.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

Impairment of long-lived assets. Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset group to the carrying value of the asset group. If the carrying value of the long-lived asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

As of December 2008 the Company conducted its impairment test on the intangible assets recognized in the acquisition of InSeal, as a result of an uncertainty relating to a customer of InSeal and the future revenues from that customer. As a result, the Company recorded an impairment charge of $1.4 million in the fourth quarter of 2008. No impairment charges were recoded in 2007 and 2009.

Other intangible assets, net, amounted to approximately $1.5 million as of December 31, 2009. If these estimates change in the future, we may be required to record impairment charges for our other intangible assets.

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

The company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. ASC Topic 718, Compensation – Stock Compensation ("ASC Topic 718"), requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. The Company uses the Black and Scholes option pricing model. The Company adopted ASC TOPIC 718 using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of ASC TOPIC 718.  As a result of adopting ASC TOPIC 718, the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354,000 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of ASC TOPIC 718, the $833,000 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that were both reflected in shareholders’ equity at December 31, 2005, have been reversed. The net effect had no change in total shareholders’ equity.

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

ASC TOPIC 718requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

These estimates incorporate significant judgment in determining the fair value of stock-based compensation awards.

During 2009 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price as of the day of grant.

Recently Issued Accounting Guidance

In October 2009, the FASB amended the accounting standards for revenue recognition with multiple deliverables. The amended guidance allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements. This accounting guidance is effective for our annual reporting periods, and interim periods within them, beginning after June 15, 2010, early adoption is permitted. We are currently evaluating the impact that the adoption of this guidance will have on our consolidated financial statements.

In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality. This accounting guidance is effective for our annual reporting periods, and interim periods within them, beginning after June 15, 2010, early adoption is permitted. This guidance must be adopted in the same period an entity adopts the amended revenue recognition with multiple deliverables guidance described above. We are currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

B.           LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, and cash from the exercise of options and warrants. We had cash and cash equivalents of $26.9 million as of December 31, 2009 and $27.2 million as of December 31, 2008.  In addition, we had short-term investments of $5.1 million (representing U.S. and Israeli treasury securities and corporate bonds) as of December 31, 2009 and $904,000 as of December 31, 2008. We believe that our working capital is sufficient to meet our present requirements.

Operating activities related to continuing operations. For the year ended December 31, 2009 net cash provided by continuing operating activity was $3.8 million primarily due to a $12.8 million increase in other current liabilities, mainly due to advanced payment from a customer in connection with the commencement of the turnkey project (as is more fully described in Item 10 C "Material Contracts"), $3.7 million of stock based compensation issued to employees and others, a $1.4 million depreciation, a $1.3 million increase in trade payables, $978,000 amortization of intangible assets, a $663,000 decrease in other receivables and prepaid expenses and a $429,000 decrease in inventory, partially offset by a $15.3 million net loss, a $1.3 million increase in trade receivables, $538,000 decrease in allowance for doubtful accounts, , a $222,000 decrease in accrued severance pay, net, and a $82,000 decrease in deferred tax liabilities. For the Year ended December 31, 2008 net cash used in continuing operating activities was $8.3 million primarily due to a $44.7 million net loss, a $2.0 million decrease in other current liabilities, a $1.9 million decrease in trade payables and a $711,000 decrease in deferred tax liabilities, partially offset by a $27.0 million amortization and impairment of intangible assets and goodwill, $6.3 million of stock based compensation issued to employees and others, a $2.7 million decrease in trade receivables,  a $1.7 million depreciation, a $1.3 million equity in net losses of an affiliated company, a $869,000 decrease in inventories, a $567,000 decrease in other receivables and prepaid expenses, a $548,000 increase in allowance for doubtful accounts,  and a $78,000 increase in accrued severance pay, net. For the year ended December 31, 2007 net cash used in continuing operating activities was $3.1 million primarily due to a $17.3 million net loss, a $2.8 million increase in inventories due to purchasing for future and existing orders, and  a $686,000 increase in other receivables and prepaid expenses, partially offset by $6.9 million of stock based compensation issued to employees and others, a $3.3 million increase in trade payables, a $2.5 million increase in allowance for doubtful accounts, a $2.0 million increase in other current liabilities,  a $1.4 million depreciation, a $1.3 million amortization of intangible assets, a $358,000 equity in net losses of an affiliated company, a $283,000 increase in accrued severance pay, net, and a $104,000 decrease in trade receivables.

Operating activities related to discontinued operations. For the year ended December 31, 2009, net cash used in discontinued operating activities was $5.5 million. For the year ended December 31, 2008, net cash used in discontinued operating activities was $3.9 million. For the year ended December 31, 2007 net cash used in discontinued operating activities was $3.2 million.

Investing and financing activities related to continuing operations. For the year ended December 31, 2009, net cash used in continuing investing activities was $8.3 million, mainly due to a $5.6 million investment in available-for-sale securities and a $4.1 million purchase of property and equipment partially offset by a $1.4 million proceeds from maturity of available-for-sale securities and deposits. For the year ended December 31, 2008, net cash provided by continuing investing activities was $3.4 million, mainly due to $34.6 million proceeds from maturity of available-for-sale securities, partially offset by a $29.0 million investment in available-for-sale securities, a $1.5 million used in the purchase of property and equipment and a $565,000 purchase of PARX France (formerly ID Parking). For the year ended December 31, 2007, net cash provided by continuing investing activities was $6.6 million, mainly due to $148 million proceeds from maturity of available-for-sale securities and a $837,000 receipt on account of loans and receivables, partially offset by a $136.1 million investment in available-for-sale securities and a $6.2 million purchase of property and equipment.

For the year ended December 31, 2009, net cash provided by continuing financing activities was $2.5 million mainly due to $1.6 million proceeds from long-term bank loans, a $911,000 increase in short-term bank credit, net and $521,000 proceeds from exercise of options and warrants, partially offset by a $543,000 repayment of long-term bank loans. For the year ended December 31, 2008, net cash provided by continuing financing activities was $598,000, mainly due to $1.5 million proceeds from receipt on account of share and exercise of options and warrants, net, partially offset by $508,000 repayment of long-term bank loans and $358,000 decrease in short-term bank credit. For the year ended December 31, 2007, net cash provided by continuing financing activities was $5.1 million, mainly due to $4.8 million increase in short-term bank credit, net, and $739,000 proceeds from long-term loans, partially offset by $495,000 repayment of long-term bank loans.

Investing activities related to discontinued operations. For the year ended December 31, 2009, net cash provided by discontinued investing activities was $7.1 million, due to advances related to the sale of assets to SMARTAC group in the assets sale agreement (as is more fully described in Item 10 C "Material Contracts).

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

Interest Rate Risks

We are exposed to market risks resulting from changes in interest rates, relating primarily from our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2009, we had fixed and variable interest rate long-term loan obligations of $3.5 million. Of this amount, $1.5 million was denominated in Polish Zloty, $1.3 million was denominated in euro, $369,000 was denominated in USD, $175,000 was denominated in New Israeli Shekel, and $103,000 was denominated in South African Rand. These loans will be repaid during the next five years.

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

The annual rate of inflation (deflation) in Israel was 3.9% in 2009, 3.8% in 2008 and 3.4% in 2007. The NIS revalued by approximately 0.7% and 1.1% in 2009 and 2008, respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is euro, of ASEC Spolka Akcyjna is the Polish Zloty, of OTI Africa is the South-African Rand and  of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We cannot assure you that we will not be adversely affected in the future.

Corporation Tax Rate

The corporation tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010 tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the corporation tax rate will be 18%. As of December 31, 2009, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $101.7 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2009, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

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

Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2009, we have received a total of $4.6 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future.

Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Discussed above in “Item 4.B. Business Overview.”

D.           TREND INFORMATION

Discussed above in “Item 5.A.  Overview.”

E.           OFF BALANCE SHEET ARRANGEMENTS

None.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2009, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows: (in thousands)

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	$799	$582	$514	$-	$1,895
Long-term debt obligations	$870	$1,135	$581	$926	$3,512
Deferred tax liability	$36	$31	$24	$29	$120
Total	$1,705	$1,748	$1,119	$955	$5,527

We shall also pay royalties to the Office of the Chief Scientist as discussed above in B, Liquidity and Capital Resources. The total amount of grants received, until December 31, 2009, net of royalties paid, is approximately $4.6 million, including interest.

Our liability for severance pay for some of our Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. Our liability for those Israeli employees is provided for partially by monthly deposits to insurance policies and/or pension funds and partially by an accrual. In respect of other Israeli employees, the Company has an approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Severance Pay Law, 1963 (the "Severance Pay Law"), according to which the severance pay deposits to insurance policies and/or pension funds in the names of such employees exempt the Company from any additional obligation which may otherwise exist under the Severance Pay Law towards these employees, with regards to the salary for which such deposits are made and in respect of the employment period for which they are made. The value of the severance pay deposits in these policies and funds is recorded as an asset in our balance sheet. The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. Our total liability, net of deposited funds, at December 31, 2009 was $2.3 million. Timing of payment of this liability is dependent on timing of the departure of the employees.

For additional information on our contractual obligations as of December 31, 2009, under long-term bank loans and operating leases, see Notes 9 and 10 to our consolidated financial statements.  For a description of liens on our assets see Note 10C to our consolidated financial statements.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position

Oded Bashan (1)(2)	63	Chief Executive Officer, Chairman and Director
Ronnie Gilboa	54	Vice President - Projects and Director
Tanir Horn	34	Chief Financial Officer
Moshe Aduk	53	Vice President - Gasoline Management System
Nehemya Itay	61	Vice President - Hardware Engineering
Ohad Bashan	39	President, Chief Marketing Officer and Director; Chief Executive Officer, OTI America, Inc.
Eliezr Manor (1)(3)(4)	63	Director
Ora Setter (1)(3)(4)	59	Director
Eli Akavia (1)(3) (4)	62	Director
Raanan Ellran (1)(2)(3)(4)	60	Director
Shlomo Tussia-Cohen (4)	37	Director (until 29 March 2010)
David P. Stone (4)	65	Director (from 29 March 2010)
Mark Green (4)	43	Director (from 29 March 2010)

(1) Compensation committee member
(2) Investment committee member
(3) Audit committee member
(4) Independent director

Oded Bashan co-founded the Company in 1990 and has continued to serve as our Chief Executive Officer and Chairman since that time.  Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990.  Mr. Bashan is Chairman of OTI America, Inc., OTI Africa (Pty) Ltd., SoftChip Technologies (3000) Ltd., SoftChip Israel Ltd., Easy Park Ltd., Easy Park Israel Ltd. and PARX Ltd., President of InSeal SAS and of PARX France and a director of ASEC, Millennium Card’s Technology Ltd., and Z.H.R. Industrial Park Company Ltd.  In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion.  He is currently a member of the trustee committee of the Tel-Chai College.  Mr. Bashan holds both a B.Sc and an M.Sc in economics and business management from the Hebrew University of Jerusalem.

Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time.  From 1990 to the end of 2001 he served as Vice President R&D and since that date has served as our Vice President-Projects.  He serves on the board of directors of OTI America, Inc., ASEC S.A, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd., PARX Ltd., Softchip Technologies (3000) Ltd., SoftChip Israel Ltd., and Origin GPS Ltd.  Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990.  Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion - Israeli Institute of Technology

Tanir Horn serves as our Chief Financial Officer since October 2008. Ms. Horn is a Certified Public Accountant and has been with OTI since 2006, acting first as  a Deputy CFO of OTI’s joint venture in China and then as OTI’s controller at its headquarters in Israel. Prior to joining OTI, Ms. Horn worked as an examiner for large enterprises at the head office of the Income Tax Division of the Israeli Treasury from 2001 until 2006. She holds a BA in Business Administration and Accountancy from College of Business Management, Tel Aviv, and has been a lecturer and instructor on taxation laws since 2002 in colleges and for the Tax Division of the Israeli Treasury.

Moshe Aduk serves as our Vice President—Gasoline Management System, having served in that position since July 1995.  From 1990 to July 1995, he was employed by us as a research and development engineer.  He served as a director from 1995 to July 1999.  Prior to joining us, Mr. Aduk was a hardware and software development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1985 to 1990.  From 1984 to 1985, he was employed as a technical support engineer at Motorola Israel.  Mr. Aduk holds a B.Sc. in electrical engineering from The Technion - Israeli Institute of Technology.

Nehemya Itay serves as our Vice President—Hardware Engineering, having served in that position since July 1995.  From 1990 to July 1995, he was employed by us as a research and development engineer.  He served as a director from 1991 to July 1999.  Mr. Itay is a member of the Joint Task Committee of the International Standards Organization on standards for contactless smart cards.  Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990.  From 1982 to 1985, he was an hardware electronic engineer at Elscint, an Israeli technology company.  Mr. Itay holds a B.Sc. in electrical engineering from The Technion - Israeli Institute of Technology and an M.A. in electronics from Drexel University, Philadelphia.

Ohad Bashan serves as our President (since August 2007), as a director (since 2005) and as our Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development (since June 2000). Mr. Bashan also serves as the Chief Executive Officer of OTI America, Inc. (since 1998). In addition to the forgoing, Mr Bashan serves as a member of the board of directors of OTI America, Millennium Card’s Technology Ltd., PARX Ltd and ASEC.A.  From 1996 to August 1998, he was our business development manager.  Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

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

Ora Setter (PhD) serves as a director, having served in that position since August 2006. Until August 2006 Dr. Setter was the CEO and Academic Director of Lahav – Executive Education Center in Tel Aviv University. Dr. Setter also served a as director in Sapanut & Aspaka Ltd., Marnetics Inc.,  Topspin Medical Inc., Ravad Ltd, and Medcon Ltd. Dr. Setter is an active lecturer at the Recanati Business School at  Tel Aviv University, and in other academic institutions. Dr. Setter is a consultant to many leading companies in Israel, focusing on organizational development and business, and specializing in knowledge management and implementation of knowledge management systems, and in building and organizing training programs for organizations.  She is also a well known lecturer and writer. In the past Dr. Setter was the entrepreneur and Managing Director of Book A la Carte, Inc. – as start up company dealing with publishing books through the Internet. Dr. Setter's areas of teaching and research include Psychological Contracts in organizations, Leadership, Organizational Diagnosis & Development, Real and Virtual Team Building, Organizational Politics and Power and Career Dynamics. Dr. Setter serves in the board of several organizations – business companies and NGO's. She is the organizing force and leader of the "Women promoting women" network in Israel, including most of the women leaders in business, academia, public sector and NGO's. Dr. Setter holds a PhD degree in Management Sciences and an MA degree in Religions Science South Asian Studies from Tel Aviv University, and is involved with several ventures as a partner and business consultant.

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

       Raanan Ellran served as a director between 1999- 2005, resuming the position in July 2007. Mr. Ellran currently serves on the board of directors of AAI Ltd., an Israeli internet software designer and of Rafael Advanced Defense Systems Ltd (between 2002-2005, resuming the position in 2006), where he also serves as Chairman of the Finance Committee, and as Chairman of the Investment Committee. Previous positions as board member include the First International Bank, Dikla Mutual Funds Management Company, F.I.B.I. Holding Company Ltd. (until October 2006), and First International Bank of Israel, Provident and Pension funds (between 1993-1998). Between 1997- 2002 he served as the General Manager of Assuta Medical Centers, between 1995 to 1997, he served as the General Manager of Ratfon Import Ltd., and prior to that he was the General Manager of ACE Hardware (Israel) Ltd. (1994-1995).  Mr. Ellran holds a B.A in Economics & Business Administration and an M.B.A. (Finance) from Bar-Ilan University.

Shlomo Toussia-Cohen served as a director until March 29, 2010, having served in that position since June 2005.  From 2002 to 2005 Mr. Toussia-Cohen worked as senior assistant to Director General of the Israeli Broadcasting Authority – the Israeli Public TV and Radio and as chief executive officer and member of the investment committee in the Education Fund for Journalists (1977) Ltd.  Holding a Master degree in Law (L.L.M.) with specialization in private law from the Hebrew University of Jerusalem and a bachelor degree in Business (B.A.) with specialization in finance from the Interdisciplinary Center of Herzelia, Mr. Toussia-Cohen works as a Lawyer and is a member of both the Israeli Bar and the of New York State bar. On March 29, 2010, Mr. Toussia-Cohen stepped down from his position as a director.

David P. Stone serves as a director from March 29, 2010. Mr. Stone retired as a senior partner in the New York-based international law firm of Weil, Gotshal & Manges LLP ("WGM") at the end of 2005.  For approximately 35 years prior to his retirement, Mr. Stone was engaged in the practice of law, specializing in corporate, securities and mergers and acquisitions law.  At WGM, he founded and led the firm's Israel Practice Group which, during his tenure, represented the issuers, underwriters or selling shareholders in connection with more than 90 public offerings of equity or debt securities by Israeli companies in the United States.  Both as a member of WGM and since his retirement from that firm, Mr. Stone has served from time to time as our counsel.  Since retiring, he has been primarily engaged as a trustee of, or manager of substantial projects for, philanthropic institutions with activities in both the United States and Israel.  In addition, during the fall of 2007 he taught a course in The International Regulation of Securities and Capital Markets at the Israel College of Management in Rishon L'Tzion.  Mr. Stone holds a Bachelor of Arts degree from Columbia University and a Juris Doctor degree from Harvard University. He does not currently serve as a director of any publicly-traded companies

Mark Green serves as a director from March 29, 2010. Mr. Green is head of Technology and International Banking at Merriman Curhan Ford, a New York based investment bank. Mr. Green previously headed C.E. Unterberg, Towbin’s (and later Collins Stewart’s) banking efforts in Israel, where he advised technology companies on cross-border public and private financings and mergers & acquisitions. Prior to joining Unterberg, he worked with the Salomon Smith Barney's (later Citigroup's) Israel Investment Banking group. Mr. Green received his Masters in Business Administration from the University of Bath School of Management, England and his Bachelor of Arts from the University of Westminster, London, England. Mr. Green is also an Associate of the Royal Institute of Chartered Surveyors, England

B.           COMPENSATION

Executive Compensation

The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” for the year ended December 31, 2009 was $1,434,245, of which approximately $67,000 relates to 2009 bonuses to be paid in 2010.  This amount includes approximately $195,236 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board.  Our executive directors do not receive compensation for their service on the board of directors or any committee of the board of directors.  The aggregate amount paid by us to our non-executive directors listed above under “Management,” in the year ended December 31, 2009 was $182,331.

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

Agreement with Oded Bashan.  The employment agreement of Oded Bashan, dated July 1, 2004, as was amended at our shareholders meetings dated June 3, 2005, August 24, 2006, July 27, 2007 and March 29, 2010, was extended until December 31, 2014. Mr. Bashan's agreement shall be automatically extended or terminated by either party upon six months’ notice, where if either party terminates the employment prior to December 31, 2014, we shall be required to continue paying Mr. Bashan his remuneration, including benefits but excluding bonuses, until such date, and in any event and without derogating from the foregoing, for a period that shall not be less than six months following the notice period. In the event of termination (by either party), Mr. Bashan is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment, unless we terminate his employment as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings. In addition to the compensation, contributions and bonus described above, Mr. Bashan is entitled under his contract of employment to an additional bonus of $15,000 for every one percent increase in our average share price quoted for the last two months of any year over the average share price quoted for the last two months of the preceding year. The total compensation that Mr. Bashan is entitled to under his employment agreement is paid to Mr. Bashan partially as a salary, in his capacity as an employee of the company, and partially as a service fee, in his capacity as a service provider. As part of the amendment to Mr. Bashan's employment agreement, on March 29, 2010, our shareholders approved that the terms of Mr. Bashan's amended employment agreement, as described above, shall apply to his position as a Chairman of our Board of Directors and/or as CEO.

Agreement with Ronnie Gilboa.  The employment agreement of Ronnie Gilboa, dated July 1, 1999, as was amended at our shareholders meeting dated July 27, 2007, provides for a five-year term ended on June 30, 2004, and was extended automatically for a non-determined period.  Mr. Gilboa may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case upon six months’ notice.  In the event of termination (by either party), Mr. Gilboa is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment, and in addition, we are required to continue paying him a monthly salary for six months following the notice period described above, unless the termination occurred as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his confidentiality or noncompetition undertakings. On July 2007, Mr. Gilboa's employment agreement was amended to include a commission of one (1%) percent from the net revenues and five (5%) percent from the net royalty payments and net NRE payments (i.e., after deduction of applicable tax) from projects resulting from his direct contribution.

Agreement with Tanir Horn The employment agreements of Tanir Horn, dated June 25, 2007, as was amended by our board of directors on March 1, 2010, provides for a two year term ending on December 31, 2011.  Ms. Horn's agreement shall be automatically extended or terminated by either party upon six months’ notice. In case of termination of Ms. Horn's employment following a merger or acquisition of our company in which we are not the surviving entity, Ms. Horn shall be entitled to continue to receive her monthly salary and all benefits until December 31, 2011.In the event of termination (by either party), Ms. Horn.is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment unless the termination occurred as a result of circumstances depriving her of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of her confidentiality or noncompetition undertakings.

Agreements with Moshe Aduk and Nehemya Itay. The employment agreements of Moshe Aduk and Nehemya Itay, each dated July 1, 1999, provide for a five-year term ending on June 30, 2004, and were extended automatically for an undetermined employment period.  These individuals may terminate their employment, and we may terminate their employment for reasonable and justifiable cause, in either case upon six months’ notice.  In the event of termination (by either party), these individuals are entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment, and in addition, we are required to continue paying each of them a monthly salary for three months following the notice period described above, unless the termination occurred as a result of circumstances depriving them of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of their confidentiality or noncompetition undertakings.

Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan, as was approved at our shareholders meeting dated December 11, 2009, provides for a five-year term ending on August 24, 2014.  Either party may terminate the employment on a six months notice period. In the event of termination (by either party), Mr. Bashan shall be entitled to severance payment in an amount equal to two monthly salaries for each year Mr. Bashan was employed with the Company or OTI America. In case of termination of Mr. Bashan's employment following a merger or acquisition of our company in which we are not the surviving entity, Mr. Bashan shall be entitled to continue to receive his monthly salary and all benefits until the completion of his employment term. In addition to his monthly compensation, Mr. Bashan is entitled to receive a special annual bonus of 0.5% of the annual sales in the Americas markets. The bonus is paid during the month of April of the following year of the actual sales, as recognized in OTI’s financial statements. The total compensation that Mr. Bashan is entitled to under his employment agreement is paid to Mr. Bashan partially as a salary, in his capacity as an employee of the company, and partially as a service fee, in his capacity as a service provider.

C.           BOARD PRACTICES

Election of Directors; Appointment of Officers

Our current board of directors consists of nine directors (which is the maximum number of directors that can serve on our board of directors at any time under our articles of association).  A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees.  Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of shareholders.

Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least thirty six months after their election, except for Mr. Oded Bashan and Mr. Ronnie Gilboa who may not be replaced or removed unless by an affirmative vote of 75% of the Company's shareholders entitled to vote and voting in person or by proxy at a general meeting of shareholders.  Incumbent directors may be reelected at that meeting. Unless contrary to the law, a director may be elected for consecutive terms.

Under the Israeli Companies Law, the chief executive officer of a public company may not serve as a chairman of the board of directors, and vice versa, unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years.  On December 11, 2009 our shareholders authorized our Chairman, Oded Bashan, to act as our Chief Executive Officer for an additional three-year period, after such date, we plan to recommend to our shareholders to authorize Mr. Bashan to act as our Chief Executive Officer for an additional 3-year period.

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

The initial term of an external director is three years and under regulations that apply to Israeli companies whose shares that have been offered to the public outside of Israel or traded on a stock exchange outside of Israel, may be extended for consecutive additional three year periods (unlike other public companies, in which only one additional three year period is allowed).  External directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  If an external directorship becomes vacant, our board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

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

In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of Rule 5603(a) (2) to the NASDAQ Rules.  Our directors Raanan Ellran, Eliezer Manor and Ora Setter, qualify as external directors under the Companies Law and independent directors under the NASDAQ Rules.  In addition, our director Eli Akavia, CPA is qualified as an independent director under the NASDAQ Rules.

Under Rule 5605(b)(1) to the NASDAQ Rules, the majority of our board of directors should be comprised of independent directors. Between August 25, 2009 and December 11, 2009 the majority of our board of directors was not comprised of independent directors  (the board included six directors, out of which three directors were independent directors), since the term of office of two of our independent directors had expired in accordance with the provisions of the Israeli Companies Law. The term of office of these two independent directors was extended by our shareholder's meeting dated December 11, 2009, for an additional three year term effective from August 25, 2009. Notwithstanding the above, it is hereby clarified that during the entire year 2009 we complied with the requirement of the Israeli Companies Law to have at least two external directors on our board of directors and regarding the composition of our audit committee. In addition, during all relevant times we also complied with the NASDAQ Global Market listing requirement regarding the composition of our audit committee.

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

Directors’ Compensation

We pay each director (other than directors who are also officers of the Company) annual compensation in the amount of NIS 73,124 (around $18,607), and in addition an amount of NIS 2,813 (around $716) for each meeting of the board or any one of its committee attended in person (and 50% of this amount for each meeting attended via a conference call).

In addition, we grant our directors, from time to time, options to purchase our ordinary shares, subject to the approval of our shareholders' meeting.

Board Committees

Our Board of Directors has established an audit committee, compensation committee, steering committee and investment committee.

Compensation Committee

Our board of directors established our compensation committee in July 1999.  The duties of the compensation committee are to review the terms of employment of our senior management, to review and recommend to our board of directors the issuance and the allocation of options under our share option plans and to perform any other task delegated by our board of directors.

The current members of our compensation committee are Oded Bashan, Eliezer Manor, Ora Setter, Raanan Ellran and Eli Akavia. Other than Oded Bashan, who serves as a member of our compensation committee, none of the members of our compensation committee or audit committee is currently, or has ever been at any time since our formation, an officer or employee of our company. Since our compensation committee is not comprised solely of independent directors, all compensation arrangements of our executive officers are determined by a majority of our independent directors in accordance with NASDAQ Rules.

Audit Committee

Our board of directors established our audit committee in July 1999.  The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors.  The audit committee’s responsibilities are governed by a written charter.  The responsibilities of the audit committee include appointing our independent registered public accounting firm (subject to the shareholders approval under the Companies Law) and identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses.  The audit committee’s responsibilities also include approving related party transactions as required by the Companies Law.  Neither the chairman of the board of directors, nor any director employed by or otherwise providing services on a regular basis to us, a controlling shareholder, or relative of a controlling shareholder may be a member of the audit committee.  The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted.  In addition, pursuant to the NASDAQ Rules, we are required to maintain an audit committee which is comprised of least three independent directors.  In accordance with the provisions of the Sarbanes-Oxley Act, our audit committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

The current members of our audit committee are Ora Setter, Eliezer Manor, Raanan Ellran and Eli Akavia, all of which are “independent directors.”  Eli Akavia is the Audit Committee’s Chairman. Our board has determined that both Eli Akavia and Raanan Ellran are “Audit Committee Financial Experts" within the meaning of SEC rules and have the requisite experience under NASDAQ Rules”

Investment Committee

Our board of directors established an investment committee in August 2009.  The duties of the investment committee are to determine and implement our investment policy regarding short-term and medium-term liquidity investments with a view to preserve the value of our cash and cash equivalents, in accordance with the general guidelines set out by our board of directors.

The current members of the investment committee are Oded Bashan and Raanan Ellran (with Tanir Horn as our CFO attending the meetings of such committee).

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor that is recommended by the audit committee.  The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or the independent accountant’s representative.  The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager.  On February 28, 2010, our audit committee recommended the appointment of Mr. Gali Gana, CPA, from the office of Rosenblum Holzman & Co., as our internal auditor for the year 2010, and on March 1, 2010 our board of directors approved the appointment.

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

The Companies Law further requires that an office holder discloses to the company any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company.  The disclosure must be made promptly and in no event later than the board of directors meeting at which the transaction is first discussed.  In addition, if the transaction is an extraordinary transaction, as defined below, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing and by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint the general manager or at least one director.  The Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business, that is not on market terms, or that is likely to have a material impact on a company’s profitability, assets or liabilities.  In the case of a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, but that is not an extraordinary transaction and is not adverse to the company’s interest, once the office holder complies with the above disclosure requirements only board approval is required, unless the articles of association of the company provide otherwise. In the case of an extraordinary transaction between the company and an office holder, or a third party in which an office holder has a personal interest, in addition to any approval required by the articles of association, the transaction must be approved first by the audit committee, then by the board of directors and, in certain cases, by the shareholders.  A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee should in general not be present at this meeting or vote on this matter.  If a majority of the directors have a personal interest in an extraordinary transaction, these directors are permitted to be present and vote on the transaction, but shareholder approval is also required. Under Rule 5630(a) to the NASDAQ Rules, the Company should conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions should be approved by the company’s audit committee or another independent body of the Board of Directors.

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and undertakings to indemnify or insure an office holder who is not a director require both board and audit committee approval.  In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval. Under Rule 5605(d)(1) to the NASDAQ Rules, compensation of the Chief Executive Officer must be determined, or recommended to the Board for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. The Chief Executive Officer may not be present during voting or deliberations. Under Rule 5605(d)(2) to the NASDAQ Rules compensation of all executive officers, except the Chief Executive Officer, must be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

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

D.           EMPLOYEES

The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2007	2008	2009

Sales and marketing	41	41	37
Research and development	120	115	114
Manufacturing and operations	373	322	576
Customer support	22	23	20
Management and administration	126	124	112

Total	682	625	859

The increase in the number of our employees in 2009 compared to 2008 was mainly in manufacturing and operation in the Far East. We anticipate that the number of our manufacturing and operations employees in the Far East will decrease during 2010 as a result of the sale of the assets of MCT and the sale of our assets related to inlay production and machinery therefore to SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group (as is more fully described in Item 10 C. "Material Contracts"). Of our employees, on December 31, 2009, 110 were based in Israel, 8 in the United States, 99 in Europe, 36 in South Africa and 606 in the Far East.

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

E.           SHARE OWNERSHIP

    The following table sets forth certain information as of March 29, 2010 regarding the ownership of our ordinary shares by each of our directors and executive officers.

    All information with respect to the ownership of any of the below shareholders has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all of the shares shown as owned, subject to community property laws, where applicable. The shares owned by the directors and executive officers include the shares owned by their family members to which such directors and executive officers disclaim beneficial ownership, as provided for below.

The share numbers and percentages listed below are based on 24,376,137 shares outstanding as of March 29, 2010:

Name of beneficial owner (1)	Number of Shares Owned (2)	% of Class of Shares	Number of Options Owned (3)	Exercise Price	Date of Expiration
Oded Bashan (4)	2,187,689	8.97%
Ronnie Gilboa (5)	246,089	1.01%	2,000 2,000 2,500	USD 32.00 USD 9.00 NIS 0.10	March 1,2011 March 1,2011 April 13,2012
Tanir Horn (6)	176,938	***	45,000 20,000 90,000	$1.4 NIS 0.10 $1.36	November 30, 2013 May 24, 2014 March 1, 2015
Moshe Aduk (7)	227,397	***	662 10,000 20,000	NIS 0.10 NIS 0.10 NIS 0.10	May 14,2012 March 7,2012 April 13,2012
Nehemya Itay (8)	232,819	***	675	NIS 0.10	May 14,2012
Ohad Bashan (9)	737,268	2.96%	500,000	$ 1.00	March 29, 2015
Shlomo Tussia-Cohen (10)	70,000	***	40,000	$ 11.23	September 22, 2010
Eliezer Manor (11)	80,000	***	50,000 30,000	$ 11.23 NIS 0.10	September 22, 2010 April 13,2012
Ora Setter (12)	30,000	***	30,000	NIS 0.10	April 13,2012
Eli Akavia (13)	50,000	***	50,000	$ 11.23	September 22, 2010
Raanan Ellran (14)	31,200	***	1,200 30,000	$ 42.50 NIS 0.10	March 11, 2011 April 13,2012
All executive officers and directors as a group	3,387,200	13.39%	924,036

*** Less than 1%
(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire by exercising options.
(2)
If a shareholder has the right to acquire shares by exercising options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	The exercise price of some of these options is greater than our current share market price.
(4)
Includes 861,663 ordinary shares held by Mr. Bashan and 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes 1,318,564 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him. Mr. Bashan does not own any of the 1,318,564 ordinary shares.

(5)	Includes 224,589 ordinary shares held by Mr. Gilboa, 15,000 ordinary shares held by Mr. Gilboa's wife and options held by Mr. Gilboa and his wife to purchase 6,500 ordinary shares.
(6)	Includes 21,938 ordinary shares held by Ms. Horn and options to purchase 155,000 ordinary shares.
(7)	Includes 196,735 ordinary shares held by Mr. Aduk and options to purchase 30,662 ordinary shares.
(8)	Includes 232,144 ordinary shares held by Mr. Itay and options held by Mr. Itay and his wife to purchase 675 ordinary shares.
(9)	Includes 237,268 ordinary shares held by Mr. Bashan and options held by Mr. Bashan to purchase 500,000 ordinary shares.
(10)	Includes 30,000 ordinary shares held by Mr. Toussia Cohen and options to purchase 40,000 ordinary shares.
(11)	Consists of options to purchase 80,000 ordinary shares.
(12)	Consists of options to purchase 30,000 ordinary shares.
(13)	Consists of options to purchase 50,000 ordinary shares.
(14)	Consists of options to purchase 31,200 ordinary shares

Share Option Plans

The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please see Note 11 to our consolidated financial statements.  Under Israeli law, except for issuances of options to directors, or members of their families, adoption of share option plans and revisions to these plans are not subject to shareholder approval. Under NASDAQ Rules, however, absent an exemption, most new share option plans and material revisions are subject to shareholders approval.

2008 Employee Stock Purchase Plan

        In 2008, the Company established an Employee Stock Purchase Plan pursuant to which 1,500,000 of our ordinary shares have been reserved for eligible employees of the Company and its subsidiaries. The purchase price of the ordinary shares is 85% of the closing price on certain dates specified in the plan. As of March 29, 2010, an aggregate of 1,297,861 of our ordinary shares have been issued to eligible employees under this plan.

2006 Alternative Option Exercise Mechanism

On April 11, 2006, we offered to each of our and our subsidiaries’ employees, and its directors and office holders (other than “External Directors”, as such term is defined in the Israeli Companies Law of 1999) who held outstanding vested and unvested options to purchase an aggregate of 4,485,017 of our ordinary shares, which were issued pursuant to the terms of the our 2001 Share Option Plan, as amended, to replace all of their outstanding vested and unvested options into a new number of ordinary shares, with the same fair values, as determined using the Black-Scholes pricing model, and the same vesting schedules. Our Board of Directors approved the Alternative Option Exercise Mechanism (“AOEM”), on February 12, 2006. Further, our shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006. As a result of the AOEM, we issued a total of 2,437,075 ordinary shares in exchange for options to acquire a total of 3,737,369 ordinary shares. A holder of options who did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continued to apply and such options are exercisable in accordance with their terms.  In accordance with ASC TOPIC 718 we consider the AOEM as a short-term inducement. Since the fair market value of the Company’s ordinary shares newly issued to each employee equals the fair value of the options replaced from him/her, no incremental compensation cost was recognized pursuant to the AOEM.

2001 Share Option Plan

We established our 2001 Share Option Plan in February 2001.  The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates.  Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance.  On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004, on March 25, 2005, on September 25, 2005, and on December 3, 2007 our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 11,175,000 so that the aggregate number of options available under the plan is now 11,250,000.  Under NASDAQ Rules, the increase of the number of available options under the plan pursuant to the board of directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted that such approval is not required.  We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been granted by NASDAQ due to differences between the Israeli law and NASDAQ rules.  On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On April 20, 2004, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On March 25, 2005, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On September 25, 2005, our board of directors approved a further increase of 2,000,000 options.  On December 3, 2007, our board of directors approved a further increase of 1,500,000 options. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders' approval.

Under this plan, as of March 29, 2010, 7,235,753 options had been exercised and 2,016,914 options are outstanding and exercisable.  Of the options that are outstanding, as of March 29, 2010, 924,036 options are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $2.59.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table provides summary information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our ordinary shares as of March 29, 2010, or a different date, if so provided in the table below.

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

	December 31, 2007		December 31, 2008		March 29, 2010
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares
Oded Bashan (1)	3,906,989	19.9%	2,643,384	12.2%	2,187,689	8.97%
Diker Management, LLC (2)	1,848,741	9.42%	1,883,888	8.75%	1,976,588	8.10%
Fortress Partners Securities LLC, Fortress Partners Fund LP, Fortress Partners GP LLC, Fortress Principal Investment Holdings IV LLC, Fortress Partners Offshore Securities LLC, Fortress Partners Master Fund L.P., Fortress Partners Offshore Master GP LLC, Fortress Partners Advisors LLC, Fortress Investment Holdings II LLC, Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC (3)	--	--	--	--	1,732,925	7.11%

(1)
Includes ordinary shares held by Mr. Bashan. Also includes ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the share held by his wife. Also includes ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him.

(2)
This information is based solely on Forms 13F filed with the SEC by Diker Management, LLC. The percentage of beneficial ownership was computed by us based on the information included in the Forms 13F and the total number of outstanding ordinary shares as of each of the dates shown in the table. Based on the information provided in such Forms 13F, the address of Diker Management LLC. is: 745 Fifth Avenue Suite 1409,  New York, NY  10151. Diker Management LLC reports shared voting power over 1,798,326 shares and sole voting power over 178,262 shares as of December 31, 2009.

(3)
This information is based solely on Forms 13G filed with the SEC by Fortress Partners Securities LLC, Fortress Partners Fund LP, Fortress Partners GP LLC, Fortress Principal Investment Holdings IV LLC, Fortress Partners Offshore Securities LLC, Fortress Partners Master Fund L.P., Fortress Partners Offshore Master GP LLC, Fortress Partners Advisors LLC, Fortress Investment Holdings II LLC, Fortress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC (hereinafter referred to jointly as "Fortress Group") on February 12, 2010. The percentage of beneficial ownership was computed by us based on the information included in the Form 13G and the total number of outstanding ordinary shares as of March 29, 2010. Based on the information provided in such Form 13G, the address of Fortress Group is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105. Fortress Group reports shared voting power over 1,732,925 shares as of February 4, 2010.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 29, 2010, there were 72 holders of record of our ordinary shares, of which 12 record holders holding approximately 1% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 93% of our outstanding ordinary shares as of said date).

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

Agreement with HolyTech Ltd.

In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our shareholders, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services and a number of other shareholders of HolyTech, who are also our employees, provide engineering services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $73,000 in 2007, $109,000 in 2008 and $90,000 in 2009.

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

Legal Proceedings

We or our subsidiaries are a named defendant in the following litigations:

On May 20, 2008 SMARTRAC group ("the Plaintiff") filed a complaint against us and one of our subsidiaries, in the US District Court for the District of Delaware, alleging infringement of two US patents and requesting a declaration that we infringe these patents, and therefore asking for an injunction, damages and attorneys’ fees. We filed our response on July 25, 2008, denying infringement and identifying certain defenses. Further, we brought a counterclaim against the plaintiff for infringement of a U.S. patent of us, seeking a declaration that the plaintiff is infringing our patent, and therefore asking for an injunction, damages and attorneys’ fees. On September 30, 2009, as part of the agreements between the Company and SMARTRAC (as are more fully described in Item 10 C. "Material Contracts") this lawsuit and these claims were dismissed.

On September 3, 2003, Edi Wuhl, a former employee of us, filed a suit against us in the District Labor Court in Nazareth in the amount of NIS 3,953,000 (approximately $1,040,000) claiming that we breached the employment agreement with him, and that we owe him commission payment for certain sales. On January 10, 2008, the district court resolved that Mr. Wuhl is entitled to approximately $60,000, and therefore, during 2008 the Company paid this amount and recorded it in the financial statements. On April 28, 2008 the plaintiff submitted an appeal to the National Labor Court in Jerusalem. A hearing in the appeal was conducted in June 2009. On October 14, 2009, the National Labor Court has rendered its decision that Mr. Whul is entitled to receive additional payments of 36,982 NIS and 5,825 NIS for costs (approximately $11,500 in total).

In September 2007, a plaintiff filed against one of our subsidiaries, a motion to approve a class action at the Tel Aviv District Court, at the sum of NIS 67.1 million ($17.6 million). The law suit was based on claims regarding the performance of certain device product of the subsidiary. Based on the court's recommendation at the preliminary hearing, on January 21, 2009 the plaintiff had filed an application to remove the motion, and the court had accepted this application and the motion was removed.

In October 2007, a plaintiff filed against one of our subsidiaries, and other third parties a motion to approve a class action at the Tel Aviv District Court, at the sum of approximately NIS 2 million ($526,000). According to the plaintiff, the subsidiary and the other defendants charged via the subsidiary's product, an amount per hour which exceeds the amount that they are authorize to charge. On January 15, 2008, our subsidiary submitted to court a notice in which it joins to the other defendants' application to dismiss the motion. On a preliminary hearing conducted on September 14, 2008, the court accepted such defendants' arguments that the motion should be dismissed. In addition, the court instructed the parties to submit their summaries only with respect to the consideration to be paid to the plaintiff and his legal counsel. On September 24, 2009 the Court dismissed the motion to approve a class action against the Company and other defendants.

On June 16, 2008, SMARTRAC IP B.V. ("the Plaintiff") filed a patent infringement suit in Shenzhen Intermediate Court, Shenzhen, China ("Lawsuit"), alleging that one of our subsidiaries infringes a Chinese patent assigned to the Plaintiff ("Patent").  The Plaintiff requested an injunction, a relief of RMB 1 million (approximately $146,000) for its damages, the expenses incurred by it in relation to the efforts to cease the infringement and all court fees of the case. On May 5, 2009, the Shenzhen Intermediate Court stayed the Lawsuit until a litigation between the Plaintiff and a third party relating to the assignment of the Patent rights pending in the Beijing 1st Intermediate Court is resolved. On September 28, 2009, as part of the agreements between us and SMARTRAC (as are more fully described in Item 10 C. "Material Contracts"), the Lawsuit was withdrawn.

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

Though we never declared or paid a cash dividend, in November 2008 our board of directors has authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million conditioned approval by court, as required under Israeli Companies law. In May 2009 the court approved a repurchase program in a total amount of up to $2 million. In August 2009 our board of directors approved the specific terms of the repurchase program, including the timing and the amount that may be purchased. As of today's date, no shares were acquired under the repurchase program.

B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2008.

ITEM 9.                 THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our ordinary shares were quoted on the Neuer Market of the Frankfurt Stock Exchange since August 31, 1999 until January 31, 2003. Since January 31, 2003, the shares have been listed on the new Prime Standard Segment of the Frankfurt Stock Exchange. Following the approval of our general shareholders’ meeting, our board of directors applied for the delisting of our shares from the Frankfurt Stock Exchange, which has been approved. The last day of trading of our ordinary shares on Frankfurt Stock Exchange was December 20, 2005.  Our shares were quoted on the NASDAQ SmallCap Market (now known as NASDAQ Capital Market) from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Market, then known as the NASDAQ National Market, and our shares commenced trading on NASDAQ Global Market on December 20, 2004.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in euros on the Neuer Market of the Frankfurt Stock Exchange.  The closing prices that are indicated below were as reported in the Prime Standard Market of the Frankfurt Stock Exchange. It also shows, for the periods indicated, the high and low closing prices of our ordinary shares as expressed in U.S. dollars based on the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York on the relevant dates. See the discussion below for the exchange rates applicable during the periods set forth below. The following table also shows the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ Global Market.

	Prime Standard Segment of the Frankfurt Stock Exchange (1) per Share €		Prime Standard Segment of the Frankfurt Stock Exchange (1) per Share $		NASDAQ Global Market per Share $
	High	Low	High	Low	High	Low
Year
2005	13.0	8	16.1	10.4	13.80	10.3
2006	--	--	--	--	17.23	6.16
2007	--	--	--	--	8.43	3.60
2008	--	--	--	--	3.57	1.07
2009	--	--	--	--	1.94	0.83

2008
First quarter	--	--	--	--	3.57	2.65
Second quarter	--	--	--	--	3.06	2.31
Third quarter	--	--	--	--	3.10	2.10
Fourth quarter	--	--	--	--	2.70	1.07
2009
First quarter	--	--	--	--	1.94	0.96
Second quarter	--	--	--	--	1.69	0.88
Third quarter	--	--	--	--	1.68	1.01
Fourth quarter	--	--	--	--	1.41	0.83
2010
First quarter	--	--	--	--	2.65	1.40

Month
September 2009	--	--	--	--	1.22	1.01
October 2009	--	--	--	--	0.99	0.83
November 2009	--	--	--	--	1.15	0.87
December 2009	--	--	--	--	1.41	1.03
January 2010	--	--	--	--	2.65	1.40
February 2010	--	--	--	--	2.50	2.19
March 2010 (until March 29)	--	--	--	--	2.38	2.12

(1)	Until December 20, 2005

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

Description of Ordinary Shares

As of March 29, 2010, our authorized share capital consists of 50,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 24,376,137 were issued and outstanding.

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

Voting, Shareholders’ Meetings and Resolutions

Holders of our ordinary shares have, for each ordinary share held, one vote on all matters submitted to a vote of shareholders.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders.  The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent together at least 25% of our issued and outstanding ordinary shares, provided, however that as long as we are listed on NASDAQ, the quorum at a general meeting shall be two members present in person or by proxy holding at least 33-1/3% of our issued and outstanding ordinary shares or such higher percentage as NASDAQ may impose on listed companies from time to time so long as such higher percentage is in effect.  A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place.  If a quorum is not present within half an hour following the time appointed for the reconvened meeting, the shareholders then present, in person or by proxy, shall constitute a quorum. Rule 5620(c) to NASDAQ Rules requires that an issuer listed on NASDAQ should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower quorum requirement in an adjourned meeting.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors) are elected at a shareholders meeting by a simple majority of our ordinary shares.  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors. For more information see description under “Item 6.C - Board Practices – Election of Directors; Appointment of Officers” and “Item 6.C - Board Practices - External Directors”.

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

Anti-Takeover Actions Taken by the Company

In January 2009, our board of directors approved the adoption of a Shareholders Rights Plan, according to which each of our ordinary shares shall give its holder a right which will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of our issued and outstanding ordinary shares (our board of directors may reduce this percentage to not less than 10%), unless our board of directors approves such “Acquiring Person” or redeems the rights. Each right, once becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from us either one or three ordinary shares (depending on our registered capital on the date of exercising the rights), at par value. For more information about the said rights see description under “Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds”.

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

A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	A breach of duty of care to the company or to a third party; and
•	A financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	A breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	A breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
•	An act or omission committed with intent to derive illegal personal benefit; or
•	A fine levied against the office holder.

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

Our office holders are currently covered by a directors and officers’ liability insurance policy with an aggregate claim limit of $10 million.  As of the date of this annual report, no claims for directors and officers’ liability insurance have been filed under this policy.

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

C.           MATERIAL CONTRACTS

The Rights Agreement

On January 12, 2009, we entered into a Rights Agreement, with Continental Stock Transfer & Trust Company, which provides for the implementation of the Shareholders Rights Plan authorized by our board of directors. For more information about the Shareholders Rights Plan see description under “Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds”.

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

Vuance (formerly SuperCom) Transaction

On December 31, 2006, pursuant to an asset purchase agreement (the "Agreement”) dated as of November 7, 2006 between us and Vuance Ltd., an Israeli corporation (“Vuance”), we completed the acquisition of the main assets of Vuance , including the International Project Solution (“IPS”) division of Vuance . Vuance is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides us with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

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

SMARTRAC Transaction

During the fourth quarter of 2009 we and our subsidiary, MCT, entered into an asset purchase agreement with SMARTRAC Singapore Trading PTE for the sale of  assets of MCT the sale of our assets related to inlay production and machinery therefore , for a total purchase price of euro 8.5 million (approximately $12.5 million) to be paid in cash, whereof euro 5 million were paid during 2009 and the balance of euro 3.5 million will be paid in eight equal quarterly installments starting the first quarter of 2010. Simultaneously with the execution of the asset purchase agreement, we also entered into a supply agreement with SMARTRAC N.V., a Netherlands' company and an indirect holding company of SMARTRAC Singapore Trading PTE, by which SMARTRAC N.V became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products, at defined terms.

The exclusivity apply to Card-Prelams (inlays) of all sizes, white RFID cards, government document inlays, Dual Interface Product, e-Passports inlays, each using a wire embedded transponder. In the asset purchase agreement the parties also agreed to mutually accept and respect each others' patents and to cease all patent litigations and in particular all patent infringement legal proceedings between SMARTRAC group and us.

BOT contract for an eID related product

In November 2009 we entered into a contract with a government agency for the supply, transfer, maintenance and operation of an electronic identification related product. The project is funded based on a Build-Operate-Transfer (BOT) model. The project will be carried out via a joint venture between us and a reputable system integrator that will be responsible for project management and local operation in the country, in which joint venture we will have 50% (in ownership and profit). The contract provides for an initial three-year period and minimum guaranteed amount of $17 million, starting in 2010.

Contracts for a turnkey National eID project

In December 2009 we entered into contracts with a government agency relating to a turnkey national eID project. The contracts include the supply of electronic ID system and ID cards. The total consideration of the transaction exceeds $30 million. An advance payment has already been received in 2009 to support the initial stages of the project.

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

Taxation of companies

General Corporate Tax Structure.  Israeli companies are subject to corporate tax at the rate of 29%of  taxable income in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% in the 2010 tax year, 24% in the 2011 tax year, 23% in the 2012 tax year, 22% in the 2013 tax year, 21% in the 2014 tax year, 20% in the 2015 tax year, and as from the 2016 tax year the company tax rate will be 18%. However, the effective tax rate payable by a company which derives income from certain approved enterprises may be considerably lower, as discussed further below.

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

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company.  A foreign investors’ company is a company whose investees, comprising non-Israeli residents which: (a) directly or indirectly hold more than 25% of the company’s share capital and combined share and loan capital; and (b) requires a minimal investment of NIS 5 million by non-Israeli residents, which include the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid up share capital exceeds NIS 5 million. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period.  The company tax rate applicable to income earned from approved enterprise programs  in the benefit period (following the period, if any, of no tax) by a company meeting these qualifications is as follows:

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

•
Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

•	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

•	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.
The enterprise's main activity is in the area of biotechnology or nanotechnology as approved by the Head of the Administration of Industrial Research and Development,   prior to the approval of the aforementioned plan.

2.
The  enterprise's  revenues during the tax year from the  plant's  sales in a certain market do not exceed 75%  of  total  revenues from the plant's total sales during  that  tax  year.  A "market" is defined as a distinct country or customs territory.

3.	25% or more of the enterprise's total revenues from the plant's sales during the tax year are from sales to a certain market that numbers at least 12 million residents.

•	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

•
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

The Israeli Tax Law and certain regulations promulgated there under allow "Foreign-Invested Companies," which maintain their accounts in U.S dollars in compliance with the regulations published by the Israeli Minister of Finance to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the of the principles set forth by the Inflationary Adjustments Law, For these purpose, Foreign-Invested company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purpose based on the dollar exchange rate cannot change that election for the period of three years following the election. The Company and one of its Israeli subsidiaries are foreign investors’ companies, and have elected, commencing January 1, 2007, to keep their books and records in dollars for tax purposes, as permitted under the tax regulations.

However, according to a legislation change, as of Mach 2008 the Inflationary Adjustment Law is cancelled and its provisions are in force until the end of the fiscal year of 2007 (except for certain specific provisions and regulations which, at this stage, are not yet cancelled). The decision to cancel the Inflationary Adjustment Law was based on the fact that the inflation rates in Israel in recent years are very low and are expected to stay low, whereas originally the law was introduced to cope with the very high inflation rates which exist in the 80's.

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

 Capital gain exemption to non Israeli shareholders which will apply even in circumstances that Israel could tax according to the relevant tax treaty. Section 97(B3) determines that in order for a non Israeli resident who is a resident of a contracting state [i.e. a country with which Israel has a double taxation treaty] to be exempt from Israeli capital gains on the sale of shares in an Israeli resident company, the seller must comply with the following:

•	The shares were purchased between 31.7.2005 to 31.12.2008

•	A request must be filed at the time to report the future sale

•	The capital gain is not attributed to a Permanent Establishment the foreign resident has in Israel

•	He was a resident of a contracting state for a period of at least 10 consecutive years before the purchase of the shares

•
If the foreign resident is a corporation then it is necessary that at least 75% of the control in the corporation were held, consecutively by individuals who were themselves, residents of a contracting state for at least 10 consecutive years before the shares were purchased

•	The shares were not purchased from a related party

•	A notice on the purchase was given to the Israeli Tax Authorities 30 days from purchase

•	A report on the sale of shares was filed in country of his residency

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

U.S. Federal Income Taxation

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. OTI will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult such person’s own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

We do not at this time anticipate paying any dividends. But, if we do distribute property to you in the future, then subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for Israeli income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•
At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

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

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

A U.S. Holder of PFIC shares which are traded on certain public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

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

Information Reporting and Withholding

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

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (i) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

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

Our cash and cash equivalents and short term investments are held substantially in U.S. dollars and NIS with financial banks and bear annual interest of approximately 0.5%.

As of December 31, 2009, we had fixed and variable interest rate long-term loan obligations of $3.5 million. Of this amount, $1.5 million was denominated in Polish Zloty, $1.3 million was denominated in euro, $369,000 was denominated in USD, $175,000 was denominated in New Israeli Shekel, and $103,000 was denominated in South African Rand. These loans will be repaid during the next five years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Foreign Currency Exchange and Inflation Risks

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

The annual rate of inflation (deflation) in Israel was 3.9% in 2009, 3.8% in 2008 and 3.4% in 2007. The NIS revalued by approximately 0.7% and 1.1% in 2009 and 2008, respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is euro, of ASEC Spolka Akcyjna is the Polish Zloty, of OTI Africa is the South-African Rand and  of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We anticipate that our exposure to the exchange rate of the US dollar against the Yuan Renminbi will decrease following the sale of assets of MCT the sale of our assets related to inlay production and machinery therefore (as is more fully described in Item 10 C "Material Contracts").

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

ITEM 12.                 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

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

•
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

•
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

ITEM 15T.            CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2009.  Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.  Our internal control over financial reporting policies and procedures are designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of the financial reporting and preparation of the financial statements for the external reporting purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report regarding internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

(c)           Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2009  that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                  AUDIT COMMITTEE FINANCIAL EXPERTS

Our board of directors has determined that Eli Akavia and Raanan Ellran, members of our audit committee, are audit committee financial experts, as that term is defined in Item 16A of Form 20-F and are independent as that term is defined in NASDAQ Listing Rule 5605(a)(2).

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

Principal Accountant Fees and Services

The following fees were billed by KPMG International for professional services rendered thereby for the years ended December 31:

	2008	2009
	(in thousands)
Audit fees (1)	$301	$318
Tax fees (2)	$13	$12

	$314	$330

(1) The audit fees for the years ended December 31, 2009 and 2008, are the aggregate fees billed or billable (for the year) for the professional services rendered for the audits of our 2009 and 2008 annual consolidated financial statements, review of consolidated quarterly financial statements of 2009 and 2008, and services that are normally provided in connection with statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

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

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                      CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G.                      CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Rules.

               As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, directors nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

Rule 5620(c) to NASDAQ Listing Rules requires that an issuer listed on NASDAQ should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.  However, the Company’s articles of association, consistent with the Companies Law, provide for a lower quorum in the event that a quorum is not present within half an hour following the time appointed for a meeting that was adjourned.  Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3—F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity and Non Controlling Interest	F-6
Consolidated Statements of Comprehensive Loss	F-7
Consolidated Statements of Cash Flows	F-8—F-9
Notes to the Consolidated Financial Statements	F-10—F-40

ITEM 19.                      EXHIBITS

Exhibit No.	Description
1	Articles of Association (4)
2	Shareholders Rights Agreement, dated as of January 12, 2009, between the Registrant and Continental Stock Transfer & Trust Company (4)
4.1	Original Section 102 Share Option Plan of the Registrant.(2)
4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(1)
4.3	2008 Employee Stock Purchase Plan of the Registrant. (3)
4.4	2001 Employee Share Purchase Plan of the Registrant.(1)
4.5	2001 Share Option Plan of the Registrant.(1)
4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)
4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(1)
4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers.(5)
4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005.(6)
4.10	Contract between the Registrant and a government agency for the supply of the electronic ID system and ID cards (filed herewith)
8.	List of subsidiaries (filed herewith).
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (filed herewith).
13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (filed herewith).
15	Consent of Independent Registered Public Accounting Firm (filed herewith).

(1)           Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed with the SEC on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 6, 2008.

(4)	Previously filed with the Company’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on January 12, 2009

(5)	Previously filed with the Company’s report on Form 6-K, as Schedule B to such report, filed with the SEC on June 25, 2008.

(6)           Previously filed with the Company’s report on Form 6-K filed with SEC on November 8, 2005.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2009

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements as of December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
On Track Innovations Ltd.:

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and non controlling interest, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
March 28, 2010

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2008	2009

Assets

Current assets
Cash and cash equivalents	$27,196	$26,884
Short-term investments	904	5,086
Trade receivables (net of allowance for doubtful accounts of $3,315 and $2,777 as of December 31, 2008 and December 31, 2009, respectively)	4,567	6,595
Other receivables and prepaid expenses	2,994	2,478
Inventories	12,343	6,265

Total current assets	48,004	47,308

Severance pay deposits fund	1,189	1,112

Property, plant and equipment, net	18,613	14,366

Intangible assets, net	2,503	1,532

Assets from discontinued operation – held for sale	-	12,358

Total Assets	$70,309	$76,676

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2008	2009

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$4,984	$6,255
Trade payables	8,071	9,649
Other current liabilities	3,517	16,174
Total current liabilities	16,572	32,078

Long-Term Liabilities
Long-term loans, net of current maturities	1,762	2,642
Accrued severance pay	3,672	3,373
Deferred tax liability	202	120
Total long-term liabilities	5,636	6,135

Total Liabilities	22,208	38,213

Liabilities related to discontinued operation	-	8,495

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized – 50,000,000 shares as of December 31, 2008 and December 31, 2009; issued 21,534,788 and 23,946,316 shares as of December 31, 2008 and December 31, 2009, respectively; outstanding 21,495,409 and 23,946,316 shares as of December 31, 2008 and December 31, 2009, respectively	508	571
Additional paid-in capital	182,944	187,473
Accumulated other comprehensive income (loss)	(325)	570
Accumulated deficit	(135,441)	(158,623)
Shareholder’s equity	47,686	29,991
Noncontrolling interest	415	(23)

Total Equity	48,101	29,968

Total Liabilities and Shareholders’ Equity	$70,309	$76,676

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Year ended December 31
	2007	2008	2009

Revenues
Sales	$33,467	$32,387	$28,488
Licensing and transaction fees	2,631	2,635	2,949

Total revenues	36,098	35,022	31,437

Cost of revenues
Cost of sales	20,372	19,789	16,782
Total cost of revenues	20,372	19,789	16,782

Gross profit	15,726	15,233	14,655
Operating expenses
Research and development	11,218	10,300	8,127
Selling and marketing	9,148	10,370	10,371
General and administrative	12,838	11,210	9,230
Amortization and impairment of intangible assets	1,314	2,794	978
Impairment of goodwill	-	24,217	-

Total operating expenses	34,518	58,891	28,706

Operating loss	(18,792)	(43,658)	(14,051)
Financial income (expense), net	1,678	(474)	(1,153)
Other expenses, net	(23)	-	-

Loss before taxes on income	(17,137)	(44,132)	(15,204)

Tax benefits (taxes on income)	226	675	(89)
Equity in loss of affiliate	(358)	(1,270)	-

Net loss from continuing operations	(17,269)	(44,727)	(15,293)
Net loss from discontinued operations	(4,412)	(5,211)	(8,078)

Net loss	(21,681)	(49,938)	(23,371)

Net loss (income) attributable to noncontrolling interest	1,038	(57)	189
Net loss attributable to shareholders	(20,643)	(49,995)	(23,182)
Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.86)	$(2.19)	$(0.67)
From discontinued operations	$(0.23)	$(0.26)	$(0.35)
	$(1.09)	$(2.45)	$(1.02)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	18,896,214	20,413,578	22,635,479

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Shareholders' Equity and Noncontrolling Interest

US dollar in thousands, except share and per share data

				Accumulated
			Additional	other			Total
	Number of	Share	paid-in	comprehensive	Accumulated	Noncontrolling	shareholders'
	Shares issued	capital	capital	income	deficit	interest	equity

Balance as of December 31, 2006	18,592,880	$431	$163,102	$424	$(64,803)	$1,004	$100,158

Changes during the year ended December 31, 2007:

Stock-based compensation related to options and shares issued to employees and others	-	-	7,797	-	-	-	7,797
Exercise of options and warrants	458,788	11	-	-	-	-	11

Shares, warrants and options issued in connection with the purchase of property plant and equipment	575,400	12	3,595	-	-	-	3,607
Foreign currency translation adjustments	-	-	-	487	-	34	521
Net unrealized loss on available- for-sale securities	-	-	-	(65)	-	-	(65)
Net loss	-	-	-	-	(20,643)	(1,038)	(21,681)
Balance as of December 31, 2007	19,627,068	$454	$174,494	$846	$(85,446)	$-	$90,348

Changes during the year ended December 31, 2008:

Stock-based compensation related to options and shares issued to employees and others	-	-	6,460	-	-	-	6,460
Exercise of options, warrants and receipts in respect of employee share purchase plan	1,607,022	45	1,111	-	-	-	1,156
Receipt on account of shares	-	-	308	-	-	-	308

Shares and options issued in connection with the purchase of a subsidiary	300,698	9	916	-	-	-	925
Adjustment to contingent consideration in connection with the purchase of a subsidiary	-	-	(345)	-	-	-	(345)
Foreign currency translation adjustments	-	-	-	(1,144)	-	6	(1,138)
Increase of the Company's ownership interests in a subsidiary	-	-	-	-	-	352	352
Net unrealized loss on available- for-sale securities	-	-	-	(27)	-	-	(27)
Net loss	-	-	-	-	(49,995)	57	(49,938)
Balance as of December 31, 2008	21,534,788	$508	$182,944	$(325)	$(135,441)	$415	$48,101

Changes during the year ended December 31, 2009:

Stock-based compensation related to options and shares issued to employees and others	-	-	3,662	-	-	-	3,662
Exercise of options, warrants and receipts in respect of employee share purchase plan	2,411,528	63	458	-	-	-	521
Adjustment to contingent consideration in connection with the purchase of a subsidiary	-	-	162	-	-	-	162
Foreign currency translation adjustments	-	-	-	894	-	(2)	892
Increase of the Company's ownership interests in a subsidiary	-	-	247	-	-	(247)	-
Net unrealized loss on available- for-sale securities	-	-	-	1	-	-	1
Net loss	-	-	-	-	(23,182)	(189)	(23,371)
Balance as of December 31, 2009	23,946,316	$571	$187,473	$570	$(158,623)	$(23)	$29,968

The accompanying notes are an integral part of the consolidated financial statements.

  On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Comprehensive Loss

US dollar in thousands, except share and per share data

	Year ended December 31
	2007	2008	2009

Total comprehensive loss:
Net loss	$(21,681)	$(49,995)	$(23,371)
Foreign currency translation adjustments	521	(1,138)	892
Net unrealized gain (loss) on available-for-sale securities	43	(14)	(13)
Reclassification adjustment for gain on available-for-sale securities	(108)	(13)	14

Total comprehensive loss	$(21,225)	$(51,160)	$(22,478)
Comprehensive loss attributable to the non-controlling interest	(1,004)	63	(191)

Total comprehensive loss attributable to shareholders	$(22,229)	$(51,097)	$(22,669)

The accompanying notes are an integral part of the consolidated financial statements.

  On Track Innovations Ltd.
  and its Subsidiaries

Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Year ended December 31
	2007	2008	2009

Cash flows from operating activities
Net loss from continuing operations	$(17,269)	$(44,727)	$(15,293)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation related to options and shares issued to employees and others	6,947	6,253	3,662
Loss (gain) on sale of property and equipment	13	25	(3)
Amortization and impairment of intangible assets and goodwill	1,314	27,011	978
Depreciation	1,402	1,708	1,413
Equity in net losses of an affiliated company	358	1,270	-

Accrued severance pay, net	283	78	(222)
Accrued interest and linkage differences on long-term loans	(294)	(27)	36
Decrease in deferred tax liability	(262)	(711)	(82)
Decrease (increase) in trade receivables	104	2,702	(1,326)
Increase (decrease) in allowance for doubtful account	2,533	548	(538)
Decrease (increase) in other receivables and prepaid expenses	(686)	567	663
Decrease (increase) in inventories	(2,776)	869	429
Increase (decrease) in trade payables	3,314	(1,859)	1,334
Increase (decrease) in other current liabilities	1,966	(2,008)	12,788
Net cash provided by (used in) continuing operating activities	(3,053)	(8,301)	3,839

Cash flows from investing activities

Receipts on account of loans and receivables	837	-	-
Acquisition of consolidated subsidiary, net of cash acquired	-	(565)	-
Purchase of property and equipment	(6,190)	(1,518)	(4,124)
Purchase of available-for-sale securities	(136,094)	(29,068)	(5,623)
Proceeds from maturity of available-for-sale securities	148,049	34,551	1,418
Other, net	-	30	22
Net cash provided by (used in) continuing investing activities	6,602	3,430	(8,307)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	4,804	(358)	911
Proceeds from long-term bank loans	739	-	1,636
Repayment of long-term bank loans	(495)	(508)	(543)
Proceeds from receipt on account of shares and exercise of options and warrants, net	11	1,464	521
Net cash provided by continuing financing activities	5,059	598	2,525

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(3,234)	(3,875)	(5,544)
Net cash provided by discontinued investing activities	-	-	7,060
Total net cash provided by (used in) discontinued activities	(3,234)	(3,875)	1,516

Effect of exchange rate changes on cash	47	(126)	115

Increase (decrease) in cash and cash equivalents	5,421	(8,274)	(312)
Cash and cash equivalents at the beginning of the year	30,049	35,470	27,196

Cash and cash equivalents at the end of the year	$35,470	$27,196	$26,884

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Year ended December 31
	2007	2008	2009

Supplementary cash flows activities:
A. Cash paid during the period for:
Interest	$112	$58	$37
Income taxes	$19	$5	$125
B. Non-cash transactions:
Purchase of property and equipment	$3,607	$137	$-
Other receivables	$850	$70	$70
C. Acquisition of consolidated subsidiaries:
Assets acquired and liabilities assumed of the subsidiaries at date of acquisition:
Working capital surplus, excluding cash and cash equivalents	$-	$-	$-
Property and equipment	-	(31)	-
Goodwill	-	(830)	-
Customer contracts and relationships	-	(561)	-
Non competition agreement	-	(194)	-
Technology	-	(59)	-
Long term liabilities	-	-	-
Deferred tax liability	-	185	-
	-	(1,490)	-

Issuance of shares in consideration for the acquisition	-	775	-
Direct costs of acquisitions paid via grant of options	-	150	-
	$-	$(565)	$-

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 - General

A.           Introduction

On Track Innovations Ltd. (the “Company”) was founded in 1990 under the laws of the State of Israel. The Company and its subsidiaries (together the “Group”) are principally engaged in the field of design, development, manufacture and sale of contactless microprocessor-based smart card systems. In November 2002, the Company’s shares began trading on NASDAQ.

Certain definitions

$ - United States Dollars
NIS - New Israeli Shekel

B.           Acquisition of subsidiaries:

1.
In June 2008, the Company completed, through its subsidiary PARX Ltd, the purchase of 100% of the share capital of ID Parking, a France-based company that provides electronic parking solutions across France (hereinafter- "the ID Parking Transaction").

ID Parking was purchased for a purchase price of euro 750 and $319 transaction costs, comprised of euro 250 ($396) in cash and euro 500 ($775) in the Company's ordinary shares. The aggregate share consideration was 300,698 ordinary shares of the Company that were issued in June 2008. The ID Parking Transaction shares are subject to a lock-up arrangement, under which one third of those shares (approximately 100,233 ordinary shares) are released from lock-up every six months for an aggregate period of 18 months following June 30, 2008 (closing date). According to the lock up arrangement, the final number of shares will be calculated according to the actual share price at the time of their release. In the case that the aggregate share value exceeds euro 500, a respective amount of shares will be forfeited, and if the value is less than euro 500, the Company will pay the difference in cash. As of December 31, 2009 this difference amounted to $186, and the Company recorded liability in the same amount.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed.

ID Parking operations have been included in the Company’s consolidated financial statements since June 30, 2008. In connection with the acquisition the Company recognized three intangible assets (net of deferred taxes): customer contract, fair value of $455, non competition agreement, fair value of $127 and technology, fair value of $48. Amortization is computed over the estimated useful lives of the respective assets, generally three to ten years. The Company also recognized goodwill in the amount of $830 (for goodwill impairment in 2008 see note 6A).

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 - General (cont’d)

B.            Acquisition of subsidiaries: (cont'd)

 2.            Acquisitions in the Far East

Pioneer Oriental International Ltd

In July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd. ("POI"), a Hong Kong company and a subsidiary of Pioneer Oriental Engineering Ltd., a Hong Kong company ("POE").

e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Limited (“e-Pilot”), a British Virgin Islands company which is headquartered in Hong Kong.

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

In September 2008, MCT issued an additional 3,000 shares of HK$1.00 each to the Company against the waiver of a debt of MCT to the Company in a principal amount of $6,900, so that such loan was converted into MCT's 3,000 shares. Following the share allotment, the Company increased its share in MCT's share capital from 60% to 90%. As a result, the Company recognized an increase to non-controlling interests and inventory in the amount of $352 each.

In July 2009, MCT has allotted additional 76,000 shares of HK$1.00 to the Company against the waiver of the debt of MCT to the Company in the principle amount of $2,500 so that such debt shall be converted into the said 76,000 shares. Following the shares allotment, the Company holds 99.5% of MCT’s share capital. As a result, the Company recognized a decrease in non-controlling interests and additional paid-in capital in the amount of $247 each.

During December 2009 the Company and MCT entered into an assets purchase agreement with SMARTRAC Singapure Trading PTE (“SMARTRAC”) for the sale of certain assets and production intellectual property (IP) relating to inlay production from the Company and MCT, for a total purchase price of euro 8,500 ( approximately $12,253) to be paid in cash, whereof euro 5,000 were paid during 2009 and the balance of euro 3,500 will be paid in eight equal quarterly installments starting the first quarter of 2010. Accordingly, assets and liabilities related to the discontinued operation are presented separately in the balance sheets and are anticipated to be disposed of in 2010. The results from this operation and the cash flows for the reporting periods are presented in the statements of operations and in the statements of cash flow, as discontinued operations separately from continuing operations. (See note 13).

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (“Codification” or “ASC”).  The Codification became the single authoritative source for U.S. GAAP and changed the way in which the accounting literature is organized. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company adopted the ASC for the year ended December 31, 2009 and implemented the Codification in its consolidated financial statements by providing references to the ASC Topics.  The Codification does not change GAAP and does not have an effect on the Company’s financial position or results of operations.

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

Transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in ASC Topic 830, Foreign Currency Matters.  All exchange gains and losses from remeasurement of balance sheet items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations.

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with ASC Topic 830, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive loss).

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

B.           Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. When the Company does not have a controlling interest in an entity or joint venture, but exerts significant influence over the entity or joint venture, the Company applies the equity method of accounting. Intercompany transactions and balances have been eliminated in consolidation.

C.           Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates include the valuation of useful lives of long-lived assets, valuation of accounts receivable and allowance for doubtful accounts, inventory, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.           Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

Cash equivalents include $18,900 and $0 of U.S. Treasury securities with an original term of less than three months at December 31, 2008 and 2009, respectively.

E.           Short-term investments

The Company accounts for investments in U.S and ILS treasury securities, corporate bonds in accordance with ASC Topic 320, Investments – Debt and Equity Securities.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2008 and 2009, the Company's investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses, net of tax are reported as a separate component of shareholders' equity (accumulated other comprehensive loss) until realized. Interest income is recognized when earned and included in the consolidated statement of operation in financial income. Realized gains and losses are included in financial income or expenses.

In April 2009, the FASB issued ASC Topic 320, Recognition and Presentation of Other-Than-Temporary Impairments, which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive income, net of applicable income taxes.

On December 31, 2009, there was an unrealized loss on the Company’s investment in fixed-rate treasury securities in the amount of $14.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

F.           Trade receivables

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The consolidated financial statements include an allowance for loss from receivables for which collection is in doubt.  In determining the adequacy of the allowance consideration is given to the historical experience, aging of the receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, the amount of receivables in dispute, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors.

G.           Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a "moving average" basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2007, 2008 and 2009, have been included in cost of revenues.

The Company applies ASC Topic 330, Inventory which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, the above topic requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

H.           Investment in an affiliated company

In the financial statements the term affiliated company means a company held to the extent of 49%. The investment in an affiliated company is accounted for under the equity method.  Profits not yet realized on transactions with the Group are eliminated at the same rate as the percentage holding in the affiliated company. During 2008 the Company had fully written off its investment in the affiliated company, its Chinese joint venture, resulted from uncertainty in future revenues timing.

I.            Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years
Leasehold land (over the terms of the lease, see note 7A(1))	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

J.           Impairment of long-lived assets

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

The Company recorded an impairment loss with respect to its intangible assets in the amount of $1,427 in 2008 (See Note 6B). No impairment losses were recoded in 2009 and 2007.

K.           Goodwill and purchased intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually, as of December every year. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company recorded an impairment loss of $24,217 in 2008 (See Note No. 6A). No impairment losses were recorded in 2009 and 2007.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets; generally three to ten years (see Note 2J).

L.           Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an arrangement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

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

Note 2 - Significant Accounting Policies (cont'd)

M.           Research and development costs

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist - "OCS") in approved programs for research and development are recognized as reduction of a research and development expense as the related costs are incurred.

N.	Stock-based compensation

Employees

The company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values.

ASC Topic 718, Compensation – Stock Compensation, requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. The Company uses the Black and Scholes option pricing model.

During 2007, 2008 and 2009 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share’s market price at the grant date.

The fair value of each option granted during 2007, 2008 and 2009, for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.
2.	Risk-free interest rate of 2.93%, 1.63% and 1.47% for, 2007, 2008 and 2009, respectively.
3.	Estimated expected lives of 2.5-5 years for all periods, or contractual life.
4.
Expected average volatility of 46%, 49% and 63% for 2007, 2008 and 2009, respectively, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

For additional information see Note 11C.

Non-Employees
The Company uses an option valuation model to measure the fair value of these options at the grant date and at each subsequent reported periods until the exercise date is reached. During 2007 and 2008 all options were granted with a par value exercise price and during 2009 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

The fair value of each option granted during 2009 for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.
2.	Risk-free interest rate of 1.69%.
3.	Estimated expected lives of 2.5-5 years for all periods.
4.	Expected average volatility of 63%, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

O.           Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (5,394,790, 6,210,112 and 3,676,315 for December 31, 2007, 2008 and 2009, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

P.           Fair value of financial instruments

The Company's financial instruments consist mainly of cash and cash equivalents, short-term interest bearing investments, accounts receivable, accounts payable and short-term and long-term loans.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
•
Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company, in estimating fair value for financial instruments, used the following methods and assumptions:

The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of short term investments is based on quoted market prices and thus is based on level 1 inputs.

The carrying amounts of long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

Q.           Taxes on income

The Company accounts for taxes on income in accordance with ASC Topic 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

R.           Noncontrolling Interest

On January 1, 2009, the Company adopted ASC Topic 810- Consolidation, which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of income as part of consolidated net earnings ($1,038, ($57) and $189 for the years ended December 31, 2007, 2008 and 2009, respectively) and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of shareholders' equity ($415 and ($23) at December 31, 2008 and December 31, 2009, respectively). The amount previously reported as net losses now presented as net loss attributable to shareholders. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

S.           Severance pay

The Company’s liability for severance pay for some of its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for those Israeli employees is partially provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

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

Severance pay expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $304, $510 and $124, respectively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

T.           Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $1,329, $874 and $942, respectively.

U.           Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, U.S and ILS treasury securities, corporate bonds and trade receivables.

Cash equivalents are invested mainly in U.S. dollars with major banks in Israel and Canada. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

U.S. treasury securities are denominated in U.S. dollars. ILS treasury securities are denominated in NIS Corporate bonds are in both U.S dollars and NIS.  Management believes that minimal credit risk exists with respect to these securities.

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risks, current market conditions, in reliance on available information with respect to the debtor's financial position.  As for major customers, see Note 15.

The activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 is as follows:
	2007	2008	2009

Allowance for doubtful accounts at beginning of year	$234	$2,767	$3,315
Additions charged to provision doubtful accounts	2,560	535	123
Write-downs charged against the allowance	(29)	-	(685)
Translation differences	2	13	24

Allowance for doubtful accounts at end of year	$2,767	$3,315	$2,777

V.           Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigations, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

W.           Accumulated other comprehensive loss

The Company's comprehensive loss consists of net loss, net unrealized gains (losses) on available for sale securities and on the change in foreign currency translation adjustments, and is presented in the consolidated statement of comprehensive loss.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

X.           Recently issued accounting pronouncements not yet adopted

1.
In October 2009, the FASB amended the accounting standards for revenue recognition with multiple deliverables. The amended guidance allows the use of management’s best estimate of selling price for individual elements of an arrangement when vendor specific objective evidence or third-party evidence is unavailable. Additionally, it eliminates the residual method of revenue recognition in accounting for multiple deliverable arrangements. This accounting guidance is effective for the Company’s annual reporting periods, and interim periods within them, beginning after June 15, 2010, early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

2.
In October 2009, the FASB amended the accounting standards for revenue arrangements with software elements. The amended guidance modifies the scope of the software revenue recognition guidance to exclude tangible products that contain both software and non-software components that function together to deliver the product’s essential functionality. This accounting guidance is effective for the Company’s annual reporting periods, and interim periods within them, beginning after June 15, 2010, early adoption is permitted. This guidance must be adopted in the same period an entity adopts the amended revenue recognition with multiple deliverables guidance described above. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 3 – Investment Securities

The carrying amount, gross unrealized holding gains, gross unrealized holding losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2009 and 2008 were as follows:

	Aggregate cost basis	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value

At December 31, 2009
Available for sale:
U.S. Treasury securities	$1,605	—	(8)	1,597
ILS Treasury securities	2,152	—	(13)	2,139
Corporate bonds	1,352	—	(2)	1,350
	$5,109	—	(23)	5,086
At December 31, 2008
Available for sale:
U.S. Treasury securities	$851	8	—	858
	$851	8	—	858

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2009:

	Carrying amount	Fair value

Available for sale:
Due after six months through five years	$3,829	3,829
Due after five years through ten years	1,257	1,257
	$5,086	5,086

Note 4 - Other Receivables and Prepaid Expenses

	December 31
	2008	2009

Government institutions	$591	$393
Prepaid expenses	546	685
Other receivables	1,857	1,400

	$2,994	$2,478

Note 5 – Inventories

	December 31
	2008	2009

Raw materials	$4,435	$3,128
Work in progress	3,747	916
Finished products	4,161	2,221

	$12,343	$6,265

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net

A.           Goodwill

	December 31
	2008	2009

Balance as of January 1	$23,387	$-
Changes during the year – Goodwill resulting from business combination	830	-
Impairment loss*	(24,217)	-

Balance as of December 31	$-	$-

*
During 2008 the Company conducted its annual goodwill impairment test on the goodwill acquired. The test was based on the Company's single reporting unit structure. As a result of the decrease in the Company’s market capitalization in 2008 and deteriorating global economy, the Company determined that the carrying value of the goodwill exceeded its implied fair value.  The Company further concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $24,217

B.           Intangible assets, net

	December 31
	2008	2009

Cost
Technology	$1,639	$1,639
Brand	579	579
Know-how	452	452
Non competition agreement	194	194
Customer contracts and relationships	6,141	6,141

Total cost	9,005	9,005

Accumulated amortization and impairments
Technology*	1,286	1,419
Brand	464	582
Know-how	452	452
Non competition agreement	34	102
Customer contracts and relationships**	4,266	4,918
Total Accumulated amortization	6,502	7,473

	$2,503	$1,532

*	include $78 impairment loss which was recorded in 2008.
**	include $1,349 impairment loss which was recorded in 2008.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net (cont’d)

B.           Intangible assets, net (cont’d)

i.
Amortization expense amounted to $1,314, $1,367 and $978 for the years ended December 31, 2007, 2008 and 2009, respectively.

As of December 2008 the Company conducted an impairment test on the intangible assets recognized in the acquisition of InSeal, as a result of an uncertainty relating to a customer of InSeal and the future revenues from that customer. As a result, the Company recorded an impairment charge of $1,427 in the fourth quarter of 2008.

Both amortization expenses and impairment loss of intangible assets were recorded in the statement of operations in the year incurred.

ii.	Estimated amortization expense for the years ending:

December 31
2010	$575
2011	495
2012	172
2013	53
2014 and thereafter	239

Note 7 - Property, Plant and Equipment, Net

A.           Consist of:

	December 31
	2008	2009

Cost
Land	$482	$496
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,355	4,356
Buildings	6,960	5,841
Computers, software and manufacturing equipment	15,151	10,826
Office furniture and equipment	2,206	1,857
Motor vehicles	479	626

Total cost	29,905	24,274

Total accumulated depreciation	11,292	9,908

Net book value	$18,613	$14,366

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

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 7 - Property, Plant and Equipment, Net (cont’d)

B.	As to liens - See Note 10C.

C.	Depreciation expenses amounted to $1,402, $1,708 and $1,413 for the years ended December 31, 2007, 2008 and 2009, respectively.

D.
On February 16, 2007, the Company completed the acquisition of the smart card module production line of Barun Electronics Co. Ltd. ("Barun"), a Korean company, for consideration of 480,000 of its ordinary shares and 50,000 warrants at par value, valued at approximately $3.3 million. As of December 31, 2009 the equipment has not commenced being operative. Pursuant to the acquisition agreement, the Company has registered under the Securities Act the resale of the 480,000 ordinary shares issued to Barun.

The 480,000 ordinary shares issued to Barun in connection with the transaction are subject to a lock-up agreement, whereby (i) 126,000 ordinary shares are releasable upon presentation by Barun to the escrow agent of a confirmation that certain specified machinery has been received by the Company, (ii) 189,000 ordinary shares are releasable in 12 equal monthly installments (of 15,750 ordinary shares each) on the first day of each calendar month following the arrival confirmation date, and (iii) 165,000 ordinary shares shall be released in 12 equal monthly installments (of 13,750 ordinary shares each) on the first day of each calendar month commencing at the end of the 12-month period referred to in the foregoing clause. As of December 31, 2008 110,000 ordinary shares are still subject to the lock-up agreement. As of December 31, 2009 all the ordinary shares have been released.

This smart card module production line is part of the assets acquired by SAMRTEC and as of December 31, 2009 is classified as assets from discontinued operation – held for sale assets in the balance sheet (see note 13).

E.
During 2007 and 2008 the Company issued 45,400 and 53,760 options to service providers at exercise price of par value, valued at approximately $288 and $137, respectively, in connection with property, plant and equipment.

 On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 8 - Other Current Liabilities

	December 31	December 31
	2008	2009

Employees and related expenses	$1,730	$1,869
Accrued expenses	989	1,155
Customer advances	196	*12,692
Other current liabilities	602	458

	$3,517	$16,174

* The Company received an advance payment from a customer amounting to $11.2 million for the commencement of a turnkey project.

Note 9 - Long-Term Loans

A.           Composition of Long-term Loans:

	December 31	December 31
	2008	2009

Long-term loans	$2,342	$3,512
Less - current maturities	580	870

	$1,762	$2,642

As of December 31, 2009, the loans are from banks and are denominated in: U.S. dollars ($369; matures in the years 2010 - 2012), Euro ($1,342; mature in the years 2010 - 2026), New Israeli Shekel ($175; matures in 2012) South African Rand ($103; matures in 2014) and Polish Zloty ($1,523; matures in 2014). As of December 31, 2009 these loans bear interest at rates ranging from 3.0%-9.5% (mainly 5.8%) per annum.

B.           Repayment Dates of Long-term Loans Subsequent to December 31, 2009:

2010	$870
2011	624
2012	512
2013	473
2014	108
Thereafter	925

$3,512

C.           Composition of Short-term loans, Bank Credit and Current Maturities of Long-term Loans:

	December 31		December 31
	2008	2009	2008	2009
	%	%
	Interest rate

In NIS	7.07	4.25	1,850	2,733
In USD	6.4	4.09	1,122	1,296
In Euro	5.5	5.5	1,432	1,356
			4,404	5,385
Current maturities of long-term loans			580	870

			$4,984	$6,255

The weighted average interest rate of the short-term bank credit for the years ended December 31, 2008 and 2009 were 6.4% and 4.53%, respectively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 9 - Long-Term Loans (cont’d)

D.            Liens for short-term and long-term borrowings - see Note 10C.

E.	As of December 31, 2009, the Group has authorized and used credit lines of approximately $4.3 million and $3.0 million, respectively.

F.
Agreements that were made with banks, in order to secure bank services and obtain bank credit and loans, include financial covenants and restrictive covenants. As of the balance sheet date the Company is in compliance with all of its covenants.

Note 10 - Commitments and Contingencies

A.           Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter).  The total amount of grants received until December 31, 2009 , net of royalties paid, was approximately $4,635 including interest.

Royalties paid or accrued amounted to $698, $640 and $412 for the years ended December 31, 2007, 2008 and 2009, respectively, and were charged to cost of revenues.

We entered into a long term supply agreement with SMARTRAC under which SMARTRAC became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products at defined terms and prices.

B.           Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2010 through 2014.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2009 are as follows:

2010	$799
2011	296
2012	286
2013	288
2014	226
$1,895

Rent expense amounted to $1,193, $1,114 and $1,197 for the years ended December 31, 2007, 2008 and 2009, respectively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 - Commitments and Contingencies (cont’d)

C.           Liens

Leasehold land and a vehicle are pledged in favor of a bank in relation to both long-term and short-term borrowings.

The Company and certain subsidiaries have recorded floating charges on all of its tangible assets in favor of banks.

The Company's manufacturing facilities have been pledged as security in respect of a loan received from a bank.

D.           Guarantees

As of December 31, 2009, the company granted guarantees to third parties including performance guarantees and guarantees to secure customers advances in the sum of $17,518.

The expiration dates of the guarantees are from January 2010 to October 2010.

E.           Legal claims

1.
On May 20, 2008 SMARTRAC group (“the plaintiff”) filed a complaint against the Company and one of its subsidiaries, in the US District Court for the District of Delaware ("Claim"), alleging infringement of two US patents ("Patents") and requesting a declaration that the Company infringes the Patents, and therefore asking for an injunction, damages and attorneys’ fees. The Company filed its response on July 25, 2008, denying infringement, and identifying certain defenses. Further, the Company has brought a counterclaim against the Plaintiff for infringement of a Company's U.S. patent, the Company is seeking a declaration that the Plaintiff is infringing the Company's patent, and therefore asking for an injunction, damages and attorneys’ fees. On September 30, 2009, as part of the agreements between the Company and SMARTRAC, this lawsuit and these claims were dismissed.

2.
On June 16, 2008, SMARTRAC IP B.V. ("the Plaintiff") filed a patent infringement suit in Shenzhen Intermediate Court, Shenzhen, China ("Lawsuit"), alleging that one of the Company's subsidiaries infringes a Chinese patent assigned to the Plaintiff ("Patent").  The Plaintiff requested an injunction, a relief of RMB 1 million (approximately $146) for its damages, the expenses incurred by it in relation to the efforts to stop the infringement and all court fees of the case. On May 5, 2009, the Shenzhen Intermediate Court stayed the Lawsuit until a litigation between the Plaintiff and a third party relating to the assignment of the Patent rights pending in the Beijing 1st Intermediate Court is resolved. On September 28, 2009, as part of the agreements between the Company and SMARTRAC, this Lawsuit was withdrawn by the Plaintiff.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

.Note 11 - Shareholders’ Equity

A.           Share capital

1.
On January 12, 2009, the Company's Board of Directors approved the adoption of a Shareholders Rights Plan, according to which each ordinary share of the Company shall give its holder one right. Each such right will become exercisable only after a person or a group becomes an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of the Company's ordinary shares (the Board may reduce this percentage to not less than 10%), unless the Board approves such "Acquiring Person" or redeems the rights. Each right, once it becomes exercisable, will generally entitle its holder, other than the "Acquiring Person, to purchase from the Company either one or three ordinary shares (depending on the Company's registered capital on the date of exercising the rights), at par value.

2.	During 2007, warrants to purchase 66,438 ordinary shares were exercised into ordinary shares in consideration of $1.

3.	During 2008, warrants to purchase 90,000 ordinary shares were exercised into ordinary shares in consideration of $2.

4.	During 2009, warrants to purchase 61,500 ordinary shares were exercised into ordinary shares in consideration of $1.

B.           Options to non-employees

The Company issued options to non-employees as follows:

1.
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

3.
In 2009, the Company issued 1,294,000 par value options and shares to non-employees with respect to services rendered.  The aggregate fair value of the options was $1,546 based on the share market price as of day of grant.

C.           Stock option plans

1.
In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options may be granted to the Group’s employees, directors and consultants.  The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period.  The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant.  Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. During the years 1998 to 2002 the Company's Board of Directors resolved to expand the plan with an additional 85,300 share options to be granted.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Shareholders’ Equity (cont'd)

C.           Stock option plans (cont’d)

2.
In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

During the years 2002 to 2007 the Company's Board of Directors approved an increase of 11,175,000 shares options to be reserved under the Company’s share option plan.

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
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Shareholders’ Equity (cont'd)

C.           Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2007, 2008 and 2009 are summarized in the following table:

		Weighted
	Number of options	average exercise
	outstanding	price per share

Outstanding – December 31, 2006	1,146,616	6.30
Options granted	2,102,015	0.31
Options cancelled or forfeited	(138,605)	2.24
Options exercised	(457,750)	0.02
Outstanding – December 31, 2007	2,652,276	2.85
Options granted	1,585,313	0.33
Options cancelled or forfeited	(212,491)	1.20
Options exercised	(1,104,217)	0.02
Outstanding – December 31, 2008	2,920,881	2.69
Options granted	1,596,000	0.16
Options cancelled or forfeited	(506,484)	5.65
Options exercised	(1,669,512)	0.02
Outstanding – December 31, 2009	2,340,885	2.23

Exercisable as of:

December 31, 2007	1,412,138	$4.53
December 31, 2008	1,846,024	$3.71
December 31, 2009	1,586,626	$2.91
Vested and expected to vest at December 31, 2009	2,340,885	$2.23

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Shareholders’ Equity (cont'd)

C.           Stock option plans (cont’d)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2009:

	Options outstanding			Options Exercisable
	Number	Weighted		Number
	outstanding	average	Weighted	Outstanding	Weighted
	as of	remaining	Average	As of	Average
	December 31,	contractual	Exercise	December 31,	Exercise
Range of exercise price	2009	life (years)	Price	2009	Price

$0.02	1,514,125	3.36	$0.02	1,040,791	$0.02
0.99-1.46	210,000	4.40	1.20	25,500	1.20
2.00-3.91	282,000	3.28	3.09	191,825	3.14
9.00-11.24	247,730	0.90	11.03	241,480	11.03
12.66-32.00	84,630	0.48	14.20	84,630	14.20
42.50	2,400	1.19	42.50	2,400	42.50
	2,340,885			1,586,626

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2007, 2008 and 2009 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2007	2008	2009	2007	2008	2009	2007	2008	2009

Weighted average exercise prices	$3.88	$2.08	$1.14	$-	$2.00	$1.89	$0.02	$0.02	$0.03
Weighted average fair values on grant date	$1.29	$0.67	$0.52	$-	$0.38	$0.47	$5.35	$2.20	$1.58

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009, was $2.7 million, $4.2 million and $4.3 million, respectively. The total intrinsic value of options expected to vest at December 31, 2007, 2008 and 2009, was $5.9 million, $3.9 million and $1.8 million, respectively. The total intrinsic value of options vested and exercisable at December 31, 2007, 2008 and 2009, was $7.2 million, $4.9 million and $3.7 million, respectively.

Following is a summary of non-vested options activity as of December 31, 2009, under the Company’s stock-based compensation plans:

		Weighted
	Number of	average grant
	options	date fair value

Non-vested at January 1, 2009	1,074,857	4.97
Granted	1,596,000	1.15
Vested	(1,796,483)	2.44
Forfeited	(120,116)	5.74

Non-vested at December 31, 2009	754,258	2.78

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Shareholders’ Equity (cont'd)

C.           Stock option plans (cont’d)

As of December 31, 2009, there was $1.5 million of total unrecognized compensation cost related to non-vested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1 year. The total fair value of shares vested during the year ended December 31, 2009 was $4.3 million.

During 2007, 2008 and 2009, the company recorded share-based compensation expenses in the amount of $6,947, $6,253 and $3,662, respectively, in accordance with ASC topic 718.

D.           Warrants

1.
The Company issued warrants with respect to investments made in the Company and property plant and equipment. The number of warrants issued by the Company during the years ended December 31, 2007 and 2008 were 50,000, 90,000 respectively, with a per share weighted average exercise price of NIS 0.1 (par value – of approximately $0.02), for each year. No such warrants were issued in 2009.

2.
Pursuant to a marketing platform purchase agreement dated as of June 25, 2008, by and between OTI and Structure Financial Group (“SFG”), the Company granted to SFG and TheSpearhead Capital Ltd. (“TheSpearhead”) equally, warrants to purchase in aggregate up to 1,000,000 of the Company's ordinary shares (the “Warrants”) (500,000 each) as an aggregate consideration for the Company’s purchase of SFG's marketing platform together with certain consulting services (“SFG Transaction”). The warrants expired during 2009 in accordance with their terms.

3.
As part of the mediation and consulting services provided by a service provider to the Company in connection with the SFG Transaction, the Company's board of directors has approved the issuance of 50,000 warrants to the service provider as consideration for his services. These warrants had the same terms and conditions (e.g., vesting terms, exercise period, exercise price) as the Warrants issued in the SFG Transaction. The warrants expired during 2009, in accordance with their terms.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2009:

	Warrants outstanding
	Number	Weighted
	Outstanding	Average	Weighted
	as of	Remaining	Average
	December 31	Contractual	Exercise
Range of exercise price	2009	Life (Years)	Price

NIS 0.1 (par value)	118,500	6.37	NIS 0.1
$11.42 - $14.58	1,196,431	0.84	$14.58
	1,314,931		$13.07

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Shareholders’ Equity (cont'd)

E.           Employee Share Purchase Plan

In 2008, the Company established an Employee Share Purchase Plan pursuant to which 1.5 million shares have been reserved for employees including the Company’s subsidiaries. The purchase price of the shares will be 85% of the trading price on the date of purchase. During 2008, 480,289 shares have been issued to employees under this plan in consideration of $1,125.

As at December 31, 2008, the Company recorded to shareholders' equity an amount of $308 in respect to amounts received from employees on account of shares to be issued (a total of 254,098 shares were issued subsequently in 2009).

During 2009, 817,572 shares have been issued to employees under this plan in consideration of $787.

Total expenses recognized in the consolidated statement of operating with respect to the 2008 plan amounted to $256 and $86 for the years end December 31, 2008 and 2009, receptively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes

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

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the regular corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 18% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2009.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in the Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2009.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

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

On July 25, 2005, the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005. The Amendment provides for a gradual reduction in the company tax rate.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

B.	Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence.

 C.            Deferred income taxes:

	December 31	December 31
	2008	2009

Deferred tax assets:
Net operating loss carryforwards	$23,735	$22,291
Goodwill	3,524	2,220
Other	3,585	2,477

Total gross deferred tax assets*	30,844	26,988
Less – valuation allowance*	(30,844)	(26,988)

Net deferred tax assets	$-	$-

Deferred tax liability:

Intangible assets	(202)	(120)
Total gross deferred tax liability	(202)	(120)

Net deferred tax liability	$(202)	$(120)

* Including as of December 31, 2008 and 2009 $2,037 and $3,492 respectively, gross deferred tax assets and valuation allowance related to discontinue operations.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont'd)

C.           Deferred income taxes: (cont'd)

The valuation allowance for deferred tax assets as of December 31, 2008 and 2009 was $30,844 and $26,988, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2007, 2008 and 2009, was an increase of $4,912, $11,615 and a decrease of $3,856, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2009, will be allocated as follows:

Income tax benefit that would be reported in the consolidated statements of operations	$25,170
Additional paid-in capital	1,818
Total	$26,988

D.
As of December 31, 2009, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $101,699. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, tax loss carryforwards are linked to the USD.  Tax loss carryforwards relating to non-Israeli companies aggregate approximately $15,948, which will expire as follows: 2010 - $13, 2012 - $477, 2013 - $9, 2014- $75, 2025 - $313, 2026 - $3,206 and 2027- $533. The remaining balance - $11,322 can be utilized with no expiration date.

E.
The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2009 and prior years, because the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. As of December 31, 2009, the undistributed earnings of these foreign subsidiaries were approximately $1,910. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or deferred taxes were recorded in Israel. Non-Israeli income tax benefit (expense) included in the consolidated statements of operations are as follows:

	Year ended December 31
	2007	2008	2009

Current	$(38)	$(36)	$(171)
Deferred	264	711	82

Income tax benefit (expenses)	$226	$675	$(89)

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont'd)

F.           (cont'd)

Income tax benefit  (expense) for the years ended December 31, 2007, 2008 and 2009, differed from the amounts computed by applying the Israeli statutory tax rates of 31%, 29% and 27% to loss before taxes on income as a result of the following:

	Year ended December 31
	2007	2008	2009

Computed “expected” income tax benefit	$4,970	$11,916	$3,953
Decrease in income tax benefit resulting from:
Change in valuation allowance, net	(3,633)	(8,411)	(3,102)
Stock-based compensation related to options issued to employees	(1,506)	(1,078)	(564)
Impairment of goodwill	-	(1,781)	-
Non-deductible expenses	(18)	(57)	(201)
Other	413	86	(175)

Total income tax benefit (expenses)	$226	$675	$(89)

G.	Loss before taxes on income consists of the following:

	Year ended December 31
	2007	2008	2009
Israel	$(15,071)	$(35,064)	$(14,017)
Non-Israel	(2,198)	(9,663)	(1,187)

	$(17,269)	$(44,727)	$(15,204)

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

As of January 1, 2007, and for the twelve-month periods ended December 31, 2008 and 2009, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont'd)

H.           Accounting for uncertainty in income taxes (cont'd)

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the twelve-month periods ended December 31, 2008 and 2009, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its major subsidiaries file income tax returns in Israel, Hong Kong, Poland and Germany. With few exceptions, the income tax returns of the Company and its major subsidiaries are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2003.

Note 13 – Discontinued operations

A.
During December 2009 the Company and MCT entered into an assets purchase agreement with SMARTRAC for the sale of certain assets and production intellectual property (IP) relating to inlay production from the Company and MCT, for a total purchase price of euro 8,500 (approximately $12,253) to be paid in cash, whereof euro 5,000 were paid during 2009 and the balance of euro 3,500 will be paid in eight equal quarterly installments starting the first quarter of 2010. Accordingly, assets and liabilities related to the discontinued operation are presented separately in the balance sheets and are anticipated to be disposed of in 2010. The results from this operation and the cash flows for the reporting periods are presented in the statements of operations and in the statements of cash flow, as discontinued operations separately from continuing operations.

B.	Set forth below are details of assets from discontinued operation- held for sale and liabilities related to discontinued operation:

	As of December 31
	2008	2009

Assets
Inventories	$-	$5,815
Property, plant and equipment, net	-	6,423
Other assets	-	120

	$-	$12,358

Liabilities
Accrued expenses	$-	$1,435
Advances related to sale of assets	-	7,060

	$-	$8,495

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 13 – Discontinued operations (cont’d)

C.	Set forth below are the results of operations of the discontinued operations:

	Year ended December 31
	2007	2008	2009

Revenues	$7,387	$5,195	$6,720
Expenses	(11,799)	(10,406)	(14,798)

Results of the discontinued operation	$(4,412)	$(5,211)	$(8,078)

Note 14 - Related Party Balances and Transactions

Transactions

	Year ended December 31
	2007	2008	2009

Costs and expenses*	$73	$112	$90

* Cost and expenses relate to services provided to the Company by related parties.

Note 15 - Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with ASC topic 280, "Disclosures About Segments of an Enterprise and Related Information".

	Year ended December 31
	2007	2008	2009

Revenues by geographical areas from external customers
America	$7,569	$5,100	$9,810
Far East	1,637	3,641	2,365
Africa	4,710	5,423	3,813
Europe	17,924	16,786	11,590
Total export	31,840	30,950	27,578
Domestic (Israel)	4,258	4,072	3,859

	$36,098	$35,022	$31,437

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 15 - Geographic Information and Major Customers (cont’d)

	December 31	December 31
	2008	2009

Long lived assets by geographical areas
Domestic (Israel)	$10,740	$5,471
Germany	5,019	4,957
Poland	315	3,031
France	771	625
Far East	2,881	76
Other	1,390	1,738

	$21,116	$15,898

Major Customers

Revenues from one customer represent approximately 21% of the consolidated revenues for the year ended December 31, 2009.There were no major customers (customers representing 10% or more of total revenues) in the years ended December 31, 2007 and 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer
and Chairman of the Board

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

Date:  March 31, 2010