Form 20-F
period 2010-12-31
ON TRACK INNOVATIONS LTD
filed 2011-03-30
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  24,821,535 Ordinary Shares, par value NIS 0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes    ☒ No

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

Large Accelerated Filer ☐      Accelerated Filer ☐       Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐ as issued by the International Accounting Board	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐                      Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes   ☒ No

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

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010, and the selected consolidated balance sheet data as of December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report.  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

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

	Year ended December 31
	2006	2007	2008	2009	2010
	(In thousands, except share and per share data)
REVENUES
Sales	$29,045	$33,467	$32,387	$28,488	$49,590
Licensing and transaction fees	5,382	2,631	2,635	2,949	4,037
Total revenues	34,427	36,098	35,022	31,437	53,627

COST OF REVENUES
Cost of Sales	17,004	20,372	19,789	16,782	24,748
Total cost of revenues	17,004	20,372	19,789	16,782	24,748

Gross profit	17,423	15,726	15,233	14,655	28,879

OPERATING EXPENSES
Research and development	6,763	11,218	10,300	8,127	8,373
Selling and marketing	6,765	9,148	10,370	10,371	11,643
General and administrative	9,346	12,838	11,210	9,230	9,479
Amortization and impairment of intangible assets	821	1,314	2,794	978	575
Impairment of goodwill	-	-	24,217	-	-
Total operating expenses	23,695	34,518	58,891	28,706	30,070

Operating loss	(6,272)	(18,792)	(43,658)	(14,051)	(1,191)

Financial income (expense), net	1,598	1,678	(474)	(1,153)	(1,397)
Other expense, net	(331)	(23)	-	-	-
Loss before taxes on income	(5,005)	(17,137)	(44,132)	(15,204)	(2,588)
Tax benefits (taxes on income)	354	226	675	(89)	(411)
Equity in net losses of affiliated company	(1,087)	(358)	(1,270)	-	-

Net loss from continuing operations	(5,738)	(17,269)	(44,727)	(15,293)	(2,999)
Net loss from discontinued operations	(1,491)	(4,412)	(5,211)	(8,078)	(3,292)

Net loss	(7,229)	(21,681)	(49,938)	(23,371)	(6,291)
Net loss (income) attributable to noncontrolling interest	625	1,038	(57)	189	102

Net loss attributable to shareholders	$(6,604)	$(20,643)	$(49,995)	$(23,182)	$(6,189)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.37)	$(0.86)	$(2.19)	$(0.67)	$(0.12)
From discontinued operations	$(0.10)	$(0.23)	$(0.26)	$(0.35)	$(0.13)
	$(0.47)	$(1.09)	$(2.45)	$(1.02)	$(0.25)

Weighted average number of ordinary shares used in computing net loss per ordinary share - basic and diluted	13,919,958	18,896,214	20,413,578	22,635,479	24,615,526

	As of December 31
	2006	2007	2008	2009	2010
Balance Sheet Data:
Cash and cash equivalents	$30,049	$35,470	$27,196	$26,884	$15,409
Total current assets	70,889	66,755	48,004	47,308	41,391
Assets from discontinued operation – held for sale	-	-	-	12,358	-
Total assets	117,174	118,460	70,309	76,676	58,514
Total liabilities	17,016	28,112	22,208	38,213	31,709
Long term loans, net of current maturities	2,117	2,432	1,762	2,642	5,189
Liabilities related to discontinued operations	-	-	-	8,495	689
Total shareholders’ equity	99,154	90,348	47,686	29,991	26,240
Total ordinary shares outstanding	18,592,880	19,627,068	21,534,788	23,946,316	24,821,535

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

Risks Related to Our Business

We have a history of losses and we may continue to incur full-year losses in 2011 and in subsequent years.

We have incurred losses in each year since we commenced operations in 1990. We reported net losses attributable to shareholders of $6.6 million in 2006, $20.6 million in 2007, $50.0 million in 2008 (including a goodwill impairment charge of $24.2 million), $23.2 million in 2009 and $6.2 million in 2010. We may continue to incur full year losses in 2011 and afterwards, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions in systems that contain our products, invest in fixed assets that may generate revenues more slowly than expected and enhance our research and development capabilities.

We depend on a small number of large customers, and the loss of one or more of them would lower our revenues.

Our customer base is concentrated among a limited number of large customers, primarily because a substantial part of our revenues is derived from large projects. We anticipate that our revenues will continue to depend on a limited number of major customers. The companies considered to be our major customers and the percentage of our revenue represented by each major customer vary from period to period. In 2009 and for 2010, our largest customer represented 21% and 53% respectively, of our total revenues for such periods.  The loss of any one of our major customers, or if any of our customers have difficulty meeting their financial obligations to us for any reason, would adversely affect our financial condition.

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

We paid for these acquisitions through the issuance of our ordinary shares and in certain cases, warrants to purchase ordinary shares and cash consideration. These and future acquisitions could result in:

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

Our dependence on sales agents, and value-added resellers could result in marketing and distribution delays which would prevent us from generating sales revenues.

We market and sell some of our products using a network of sales agents and value added resellers covering several major world regions, including the United States.  We establish relationships with resellers through written agreements that provide prices, discounts and other material terms and conditions under which the reseller is eligible to purchase our systems and products for resale.

Our ability to terminate our relationship with a sale agent or a value added reseller that is not performing satisfactorily may be limited.  Inadequate performance by them may affect our ability to develop markets in the regions for which the sales agent or the value added reseller is responsible and could result in substantially greater expenditures by us in order to develop such markets.  Our operating results will be highly dependent upon:  (i) our ability to maintain our existing sales agent or value added reseller arrangements; (ii) our ability to establish and maintain coverage of major geographic areas and establish access to customers and markets; and (iii) the ability of our sales agents, and value-added resellers to successfully market our products.  A failure to achieve these objectives could result in lower revenues.

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

Pursuant to certain agreements we have entered into with our suppliers, sales agents and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods, ranging from several months to several years. In addition, in certain markets, we sell our products through sales agents which, in general, have exclusive sales rights in that market if specified sales quotas are met. The foregoing could have a material adverse effect on our business, operating results and financial condition if these partners do not perform in a satisfactory manner.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors, including, in some cases Gemalto and Infineon Technologies AG have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can. In addition, we may not be able to differentiate our products sufficiently from those of our competitors.

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

The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our sales contracts do not typically include minimum purchase requirements. We, therefore, cannot assure that future contracts will result in commercial sales. Our average development cycle is typically between 18 and 24 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize revenues, if any.

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

●
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

●
Our rental expenses are fixed and we may not be able to reduce these expenses in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

●	The tendency of our clients to place orders for products toward the last quarter of their financial year.

●	Because of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult for you to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers.  We sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. However, other than our supply agreement with SMARTRAC N.V. as described below, we do not generally have long-term supply contracts under which our suppliers are committed to supply us with components at fixed or defined prices. Suppliers could increase component prices significantly without warning or could discontinue the manufacturing or supply of components used in our products. We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices. In connection with the sale of MCT's assets and other assets of OTI, we entered into a long-term supply agreement with SMARTRAC N.V. (as is more fully described in Item 10 C. "Material Contracts"), under which SMARTRAC N.V. became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products, at defined terms and prices. The potential adverse effects of dependence on third party suppliers apply in this case to a higher extent.

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

We currently have patents registered in the United States, Europe, Australia, Israel and other countries covering some of our technology, and have pending applications in the United States, Europe, the Far East, Israel, South Africa and elsewhere which have not yet resulted in granted patents. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

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

We have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2006	9	41	17	24	9
2007	13	50	5	21	11
2008	15	48	10	15	12
2009	12	37	8	31	12
2010	12	22	3	56	7

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

In addition, there are inherent risks in these international operations which include:

●   changes in regulatory requirements and communications standards;

●   required licenses, tariffs and other trade barriers;

●    difficulties in enforcing intellectual property rights across, or having to litigate disputes in, various jurisdictions;

●   difficulties in staffing and managing international operations;

●   potentially adverse tax consequences; and

●    the burden of complying with a wide variety of complex laws and treaties in various jurisdictions.

       If we are unable to manage the risks associated with our focus on international sales, our business may be harmed.

Because we report in dollars while a portion of our revenues and expenses is incurred in other currencies, currency fluctuations could adversely affect our results of operations.

We generate a significant portion of our revenues in U.S. dollars but we incur a large portion of our expenses in other currencies, principally employees’ salaries in New Israeli Shekels, and the majority of the expenses of our German and  French subsidiaries, InterCard, InSeal, and PARX France in euros, of our subsidiary in Poland,  ASEC, in Polish Zloty, of our subsidiary in South Africa, OTI Africa, in South-African Rand and of our subsidiary in the Far East, MCT (the assets of which we sold during the forth quarter of 2009), in Yuan Renminbi. To the extent that we and our subsidiaries based in Israel, Europe, South-Africa and the Far East conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign currency exchange rate fluctuations. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. dollar against the New Israeli Shekel or other currencies.

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

In addition, prior to purchasing our products, some customers may require us to receive or obtain a third party certification, or occasionally certify ourselves, that our products can be integrated successfully into their systems or comply with applicable regulations. In some cases, in order for our products, or for the system into which they are integrated, to be certified, we may have to make significant product modifications.  Furthermore, receipt of third party certifications may not occur in a timely manner or at all. Failure to receive third party certifications could render us unable to deploy our products in a timely manner or at all.

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

Our products are highly technical and deployed as part of large and complex projects. Because of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required the distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking of kiosks to financial and parking databases, collection of data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing of parking transactions. Any defects in our products could result in:

●   harm to our reputation;

●   loss of, or delay in, revenues;

●   loss of customers and market share;

●   failure to attract new customers or achieve market acceptance for our products; and

●    unexpected expenses to remedy errors.

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

Most government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

●	the frequent need to compete against companies or teams of companies with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

●
the need to compete against companies or teams of companies that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

●	the need to compete on occasion to retain existing contracts that have in the past been awarded to us on a sole-source basis;

●	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to accurately estimate the resources and cost structure that will be required to service any fixed-price contract that we are awarded; and

●
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

In addition, government contracts subject us to risks associated with tender processes (which many times include, third party challenges and long qualification period), public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government (sometimes due to challenges by third parties). Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts, could have a material adverse effect on our financial condition.

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

We have significant operations in countries that may be adversely affected by political or economic instability.

        We are a global company with worldwide operations. We derive significant portion of our sales and future growth from regions such as Latin America, Eastern Europe and Africa, which may be more susceptible to political or economic instability.

        Significant portions of our operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of a closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative and political conditions.

Delays in the implementation stage in some of the projects we are involved with may prevent us from generating sales revenues as expected in the year.

In 2008, 2009 and 2010 we experienced delays in some of the projects we are involved with – for example in our joint venture selling electronic travel document inlays for the Chinese government we have experienced delays in the project implementation. Delays in other projects might occur as a result of factors that are beyond our control such as customer readiness or shortage in purchased components needed for project implementation as well as our readiness to implement the projects. If such delays occur in the future it might affect our revenues, profitability and our share price.

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

In 2008, 2009 and 2010, 11%, 9% and 4%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. Because we are one step removed from the end-users of our products, it may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries can be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Terrorist attacks may have a material adverse effect on our operating results.

Terrorist attacks and other acts of violence or war may affect the financial markets on which our ordinary shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. For example, during the Second Lebanon War in 2006, numerous shells fired at Israel from Lebanese territory landed in Rosh Pina. Although such attacks did not have an adverse impact upon the Company or any of its operations, we cannot assure you that, in the future, any similar circumstances will have no such impact.  In addition, terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and affect the results of our operations.

Risks Related to Our Ordinary Shares

Our share price has fluctuated in the past and may continue to fluctuate in the future.

The market price of our ordinary shares has experienced significant fluctuations and may continue to fluctuate significantly. The market price of our ordinary shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or periodic variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect that may be adverse to the market price of our shares.

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

        As of March 21, 2011, we had 31,142,691 outstanding ordinary shares, 562,475 ordinary shares we repurchased and are held by us as dormant shares, 20,500 warrants to purchase additional ordinary shares at a weighted average exercise price of $ 0.03 per share and 2,288,928 options to purchase additional ordinary shares at a weighted average exercise price of $ 1.04 per share.  We may, in the future, sell or issue additional ordinary shares.  We have an effective shelf registration statement under which we  recently raised approximately $16.9 million from the public in exchange for 6,000,000 of our ordinary shares.  The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our ordinary shares or other securities.

We may not be able to meet NASDAQ Global Market continued listing requirements and our shares may be delisted.

We may not be able to meet NASDAQ Global Market continued listing requirements in the NASDAQ Listing Rules, or the NASDAQ Rules, and our ordinary shares may be delisted.  For example, if the bid price of our ordinary shares is less than $1.00 for 30 consecutive business days or more, our shares may be moved to be traded on the NASDAQ Capital Market, or be delisted. After the bid price of a company goes below $1.00 for 30 consecutive business days, NASDAQ provides it a grace period before shares are being moved to be traded on the NASDAQ Capital Market or delisted. On March 29, 2011, the closing price of our ordinary share was $2.27.

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

We have never declared or paid cash dividends on our ordinary shares, and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain all future earnings to fund the development of our business. In addition, if we were to receive any benefits under Israeli law for our “Approved Enterprises”, any  payment of a cash dividend might  create additional tax liabilities for us. The payment of any dividends by the Company is solely at the discretion of our board of directors.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act, and in particular with Section 404 have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting in 2010, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. From time to time since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  In early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some countries, as well as certain companies and organizations, participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

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

We are entitled to certain tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. From time to time, we submit requests for expansion of our approved enterprise programs. These requests might not be approved. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

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

                Our address is Z.H.R Industrial Zone, Rosh-Pina 12000, Israel.  Our telephone number is +972-4-686-8000. In 1998, we established a wholly-owned subsidiary in the United States, OTI America, Inc., a Delaware corporation.  OTI America, Inc. is located at 111 Wood Ave South, Suite 105, Iselin, New Jersey 08830, and its telephone number is (732) 429-1900. Copies of this annual report and certain other documents referred to herein can be obtained on our website, www.otiglobal.com, or upon request from our VP of Corporate Relations, Ms. Galit Mendelson, at the following telephone number: (732) 429-1900 (#111). The information contained on our website is not incorporated by reference into and should not be considered as part of this annual report.

Our agent for service of process in the United States is OTI America Inc.

In November 2009, we entered into a contract with a government agency in Africa for the supply, transfer, maintenance and operation of an electronic identification-related product. The project is funded based on a Build-Operate-Transfer (BOT) model and provides for an initial three-year period and minimum guaranteed payments to the Company in the amount of $17 million. We initially planned to carry out the project via a joint venture between us and our partner in the joint venture, a reputable system integrator that should have been responsible for project management and local operation in the country. We and our partner initially agreed to equally share 50% of the ownership in and profit of the joint venture. In November 2010, we agreed with our partner to change the engagement so that our partner will not be responsible for project management and local operation in the country.  In return we increased our share in the joint venture and agreed to pay our partner a fixed amount per each product for which we receive consideration. For the purpose of the joint venture, we incorporated a wholly-owned Israeli subsidiary under the name "DigOTI Ltd." which is the general partner of OTIgnia Licensing LLP, an Israeli limited liability partnership, which is the performing party. We do not expect our anticipated net profit from such project to be significantly affected by this change.

In December 2010 we launched COPNI™. COPNI is a contactless payment product that supports inserts based on near field communications, or NFC, technology.  COPNI is an add-on to mobile phones’ SIM cards with a flexible antenna and is based on our intellectual property. COPNI can operate with multiple types and models of handsets and SIM cards.  COPNI enables users to have one device that is both a mobile phone and a mobile wallet. COPNI provides mobile network providers with potential new services and revenue opportunities.  It also supports various applications such as credit and debit cards and mass transit ticketing.  COPNI is an innovative bridge to NFC technologies and is a after-market solution.  We have recently received initial orders for COPNI.

In January 2011, our subsidiary, PARX Ltd., entered into an assets acquisition agreement with Ganis Systems Ltd., or Ganis, for the acquisition by PARX of assets of Ganis including its intellectual property. In consideration for this acquisition, we paid Ganis $400,000 in cash and issued to it 130,521 of our ordinary shares. The ordinary shares are subject to lock-up, under which  26,760 ordinary shares will be free from lock up seven months after the closing date which took place on January 4, 2011 and an additional 34,587 ordinary shares will be released from lock-up 12, 18 and 24 months after such closing date. In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450,000 over the next three years, based on reaching certain success criteria determined by the parties. Under the terms of the agreement, our chairman of the board of directors was granted an irrevocable proxy to vote the shares that were issued as part of the transaction.

On February 8, 2011 we closed an underwritten public offering pursuant to which we sold 6,000,000 of our ordinary shares at a price of $3.00 per share. We received about $16.9 million (after underwriting discounts and commissions) in such public offering.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	2008	2009	2010

Buildings and leasehold improvements	$463	$518	$-
Computers, software and manufacturing equipment	963	3,327	2,262
Office furniture and equipment	182	47	31
Motor vehicles	-	232	53

Total	$1,608	$4,124	$2,346

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

Since our incorporation in 1990, we have focused on the development of our core technologies and our products based on our technological platform that consists of proprietary smart cards, smart card readers, software tools and secure communication technology.  We currently offer three lines of solutions, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three vertical markets include:

●
Payment Solutions: We offer a cashless system and loyalty program to replace cash, which includes the contactless payments program offered by the major card associations including MasterCard’s PayPass™, Visa’s PayWave™, American Express’ ExpressPay™ and Discover’s Zip™. We also offer COPNI™ (Contactless Payment product that supports a Near Field Communications Insert) as an add-on to mobile phones’ SIM cards with a flexible antenna that supports various applications such as credit and debit cards and mass transit ticketing. Our payment solutions also include EasyPark, our electronic parking payment system as well as our mass transit electronic payment system;

●
Petroleum Systems: Our EasyFuel solutions are wireless, cashless, cardless, and paperless fuel management and petroleum solutions which include both our gasoline management system, or GMS, and our EasyFuel system. EasyFuel is a loyalty program for petroleum companies, fleets and retail customers. The system monitors and expedites the fueling and payment process, permitting fueling of designated vehicles only, thus reducing the possibility of fraud; and

●
SmartID Solutions: We offer complete end-to-end in-house solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™ - a complete end-to-end in-house solution for such as electronic passports (e-Passport), national identity cards (national ID), voter identification cards, driver licensesand MediSmart – a medical card for patients, doctors and benefits verification.

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

Our products offer the following benefits:

●   The information stored on a card and transferred between the card and the reader is secure.

●   Our products provide for a reliable transfer of information to and from a card.

●   Our cards are durable, easy to use and take a variety of forms, including credit card size solutions, key chains, tags, stickers and wristwatches.

●   Our products are easy to install and maintain.

●   Our products enable the transition from other card technologies to our contactless microprocessor-based technology.

●   Our products support multiple, independent applications on the same card.

We intend to enhance our position in the design and development of contactless microprocessor-based technology by expanding and strengthening our customer base through product and vertical market alliances, focusing on high margin offerings with recurring revenues such as transaction fees and licensing fees, leveraging our extensive patent and intellectual property portfolio and maintaining our technology leadership position.

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

Types of smart card chips

The type of semiconductor chip on a smart card determines the amount of information and the number and complexity of applications that can be provided by the card or how “smart” the card is.  In today’s market, there are three primary types of chips.  From the least technologically advanced to the most technologically advanced, they are as follows:

Memory chip.  The most basic type of chip used in smart cards is the memory chip.  Smart cards containing memory chips are more advanced than magnetic strip cards because they can store larger amounts of data.  Like magnetic strip cards, however, memory chips are not capable of processing the stored information.  An external reader extracts the data stored on a memory chip card, which is then transferred to an external computer system where it is processed.  Updated information is then transferred back to the reader and then to the card.  The most common memory card application is a disposable prepaid telephone card.

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

●
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

●
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

●
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

●
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

●
Convenience.  Contactless systems simplify the way transactions are executed.  For example, a shopper can pay for goods in a retail outlet simply by positioning a wallet containinga contactless smart card in close proximity to a reader positioned at the check-out, without the need to withdraw the card from the wallet.

●
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

●
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

●
Ease of transition from other card systems to contactless microprocessor-based systems.  We provide our customers with an easy upgrade of their existing systems by allowing card issuers who currently utilize magnetic strip card systems or other contact-based systems to switch to a contactless system without forcing them to replace their existing infrastructure.  For example, as part of a project for MasterCard PayPass, we upgraded regular standard point-of-sales systems that supported only magnetic stripe cards to support contactless microprocessor-based smart cards. We integrated our contactless inlay solution with plastic card manufacturers to allow a quick upgrade from regular credit cards to contactless operations.

●
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

●
Support of multiple standards.  Our readers are capable of supporting ISO 14443 Type A and Type B standards.  Because both of these standards are currently being used, we offer users the flexibility to adopt either standard.

Strategy

Our goal is to be the leading provider of contactless microprocessor-based smart card products.  Key elements of our strategy for achieving this goal include:

●
Enhance our technological position.  We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

●
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

●
Increase our focus on generating high-margin, recurring revenues.  We currently derive most of our revenues from one-time payments for our products and technologies.  We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions or monthly licensing fees from systems that contain our products.  For example, we have entered into such transaction fee arrangements with respect to our parking systems in Israel, France, Italy and Bermuda and our gasoline management systems in South Africa.  By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate for the customer, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers. As part of this strategy we have also entered into an asset purchase agreement with SMARTRAC Singapore Trading PTE and a supply agreement with SMARTRAC N.V (as are more fully described in Item 10 C. "Material Contracts"), which enable us to focus on improving our operating margins and reducing operating costs, while maintaining our ability to continue and support our existing and future contracts and products.

●
Leverage existing relationships and seek new relationships.  In 2000 we entered into a relationship with BP (formerly known as British Petroleum) to cover the South African petroleum market. In 2005 the relationship was extended and expanded by our granting to BP a worldwide license for our petroleum payment solution. We entered into this and other relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products.  We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

●
Leverage presence in existing industries to enter into new industries.  We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used.  For example, users of the gasoline management system that we sold to BP in South Africa have the option to add a payment application to their card.  The application allows them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so.  We plan to generate additional revenues through the sale of products required to add and operate these applications.

●
Pursue strategic acquisitions.  We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing, research and development capabilities.  In this way, we plan to expand our product offerings and provide more comprehensive service to our customers.  Since our initial public offering in 1999, we have acquired the following companies:

m	SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards (January 2000);

m	InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services (June 2000 and January 2001);

m	ASEC, a Polish company that develops and markets card readers and reader modules based on radio frequency identification technologies (October 2004);

m	InSeal SAS, a French company providing an operating system for contactless applications for a variety of customers in the payments market (May 2006);

m	The main assets of Vuance Ltd. (formerly SuperCom), an Israeli smart card company, including the purchase of Vuance’s International Project Solution (“IPS”) business (December 2006);

m	ID Parking (currently PARX France), a French company providing electronic parking solutions across France (June 2008); and

m	The assets, including intellectual property, of Ganis System Ltd., an Israeli company, providing electronic parking solutions mainly across Europe and North America (January 2011).

Core technologies

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

●
Contactless smart cards can be based on microprocessors.  In contrast to resonant circuitry technology, which is the predominant technology used for ASIC-based contactless smart cards, our matched antenna technology enables a reader to power a standard microprocessor embedded in the contactless card.

●
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

●
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

●
Adding our antenna interface chip.  The chip can be added to standard microprocessor-based contact cards, allowing the card to operate as a contactless smart card, in addition to being a contact card.  This can be implemented within a relatively short period of up to three months, which reduces our customers’ time to market.

●
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

Antenna module

Contactless smart cards require an antenna as a conduit for ingoing and outgoing transmissions of power and data.  Traditional contactless smart cards contain an antenna coil that is embedded around the edge of the card.  The technology for embedding the antenna coil into the card is complex, creating a barrier for contact smart card manufacturers to transition to manufacturing contactless smart cards.  Our technology eliminates the need to embed the antenna coil around the edge of the smart card by mounting the antenna on a standard size platform, or module, into which the microprocessor is embedded.  Our technology allows contactless cards to be produced using existing contact card production processes without the need for new machinery.  This significantly reduces manufacturing costs.  In addition, when a manufacturing infrastructure exists in the local market, shipping costs to the local market and possibly customs duties can be reduced.

Communications technology

We have developed a unique communications technology that includes:

●	a set of rules, or a protocol, that is designed to ensure that information is properly transmitted from the reader to the card, and vice versa;

●	an additional layer of coding that makes the transmission of information more difficult to intercept and read, thus providing enhanced security; and

●	a technique that reduces the effect of background interference on the quality of the transmission.

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

 Products

The OTI Platform

Substantially all of our products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform incorporates our patented technologies and consists of:

●	smart cards, which can take a variety of forms including tags, stickers, wristwatches, key chains and plastic credit card-sized cards;

●	smart card readers;

●	smart card operating system;

●	software that enables the development of applications on contactless microprocessor-based smart cards; and

●	a method of communications that regulates the transmission of data between a contactless smart card and a reader.

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

Types of  Products

Our products consist of:

Payment Solutions

We typically design our payment solutions while teaming up with financial institutions and back office providers.  These solutions offer a cashless system and loyalty program for small purchases, such as fast food, drug stores and movie tickets. Our payment solutions include the following:

●
PayPass™. OTI supplies key components of the technology for multiple contactless payment programs, driven by major card associations: MasterCard International’s PayPass™ program, Visa’s PayWave™, ExpressPay™ from American Express and Discover’s Zip™. The contactless payment programs are focused on replacing cash. OTI provides alternative form factors such as key fobs, smart stickers and COPNI™ (see below), as well as the operating systems, readers and more.

●
COPNI™. OTI’s Contactless Payments and NFC Insert (COPNI) is a contactless payment product that supports inserts based on near field communications, or NFC, technology. COPNI is an add-on to mobile phones’ SIM cards with a flexible antenna and is based on our intellectual property. COPNI can operate with multiple types and models of handsets and SIM cards.  COPNI enables users to have one device that is both a mobile phone and a mobile wallet. COPNI provides mobile network providers with potential new services and revenue opportunities.  It also supports various applications such as credit and debit cards and mass transit ticketing.  COPNI is an innovative bridge to NFC technologies and is an after-market solution.

●
E-purse (Stored Value Cards).  We have developed and  begun to market a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

●
Parking payment system.  Our electronic parking payment system, which we refer to as EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees.  Drivers are issued contactless microprocessor-based smart cards, or EasyPark cards, to replace existing parking payment methods such as parking meters.  The EasyPark card stores the amount of money that is available for payment of parking fees.  A driver can increase the balance at special self-service kiosks placed at convenient locations.  Compliance with parking regulations is monitored by inspectors using specially designed hand-held terminals.

In May 1999, the EasyPark system was selected as the national parking system for Israel.  During 2000, the system was widely implemented throughout Israel. In 2005, the Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. In 2010 it was extended for an additional 5 years. The program currently has about 650,000 subscribers, and is currently in use in 30 cities across the country. We are currently marketing the EasyPark system through our global network of subsidiaries. In June 2008, we acquired, through PARX Ltd., our subsidiary, PARX France (formerly ID Parking), a Paris based company that provides electronic parking solutions. The transaction provides OTI with a platform to readily access the French electronic parking payment market and offer multiple solutions for parking payment. In January 2011, we acquired the assets of Ganis, a company that provides electronic parking solutions mainly in Europe and North America.

●
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

●
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

●
GMS.  GMS records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance.  By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, thus simplify payment processes, tracking the use of each vehicle and reducing  the risk of theft or fraud.  GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The following diagram illustrates a typical wireless GMS system:

We commenced sales of GMS in 1995.  Our petroleum solution is being used by a number of petroleum companies, such as Chevron, BP South Africa and Turcas in Turkey

Smart ID Solutions

Our smart identification products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information.  OTI’s MAGNA™ modular platform offers short implementation and quick integration with the existing border control system of any country that uses it and provides external interfaces to digital Certificate Authority (CA) for signature verification. It offers a migration path to additional e-Gov applications and to additional electronic ID documents, such as National IDs, Voter Ids and Driver Licenses. Our MAGNA™ end-to-end system includes:

●
Enrollment and personalization infrastructure including image and data enrollment, ePassport personalization, secured materials management systems, digital signature certificate generators, and ePassport quality assurance and issuing stations.

●	OTI's ePassport based on OTI's Hercules™ operating system.

●
A border control system based on passenger biometric identification applications, electronic passport identification, and both optical and electronic means to detect forged passports. The system, which is operable whether it is online or offline, enables border control officers to receive unequivocal identification using a combination of two machine readable biometric applications – fingerprints and facial recognition.

●
MediSmart.  Our MediSmart product is designed to securely process and manage medical information by providing doctors and hospital administrators with information regarding a patient’s identity, medical history, insurance coverage and payment history.  This information can be automatically updated after each treatment.  Treatment information can be automatically transferred to the insurance provider’s computer system.  This product reduces costs to medical providers, provides increased security for a patient’s medical history and improves the quality and speed of service to patients.  We began field tests of the product in South Africa in 2003, and the product was successfully deployed in June 2004 by CareCross Health, the leading primary healthcare provider in South Africa. Since 2007, MediSmart has been deployed in Kenya, through Smart Applications International Ltd., or SMART.

Customer service and technical support

We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. As of December 31, 2010, we had a support team of 23 employees consisting of 10 employees located in our corporate headquarters in Rosh Pina, Israel, five employees in Africa, one employee in the United States and seven employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries.  The subsidiaries, in turn, provide 24-hour customer support, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Sales and marketing

We have built a global network of subsidiaries through which we sell and market our products.  As of December 31, 2010, we had a total sales and marketing staff of 27 employees in five locations.  We market our products in the Americas through OTI America, which employs one person in sales and marketing.  In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing.  In Europe, we sell and market through InterCard Systemelectronic, Inseal, ASEC and PARX France, which together employ eight people in sales and marketing.  In Israel, we sell and market through our headquarters in Rosh Pina, which employs 10 people in sales and marketing. Our sales and marketing staff  implements marketing programs to promote our products and services and enhance our global brand recognition.  Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, and conducting speaking engagements and advertising in industry publications.  We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

Some of the independent systems integrators to which we sell our products also act as distributors for our products.  We have granted some of our systems integrators exclusive distribution rights within a particular country or region.  We generally guarantee exclusivity only if certain sales targets are met.

Seasonality

In most years prior to 2010, our revenues were subject to seasonal fluctuations, related to purchasing cycles of many end-users of our products during the second half of the year.  Hence, our sales in the second half of most of years prior to2010 tended to be higher than in the first half. However, we did not experience this seasonality pattern in 2010 and cannot predict if we will experience this seasonality pattern in future years.

Manufacturing

We currently purchase substantially all of the hardware and software components of our products from third-party suppliers and outsource some of the manufacturing and assembling of our products to manufacturing subcontractors.  We entered into a long-term supply agreement with SMARTRAC N.V. for the supply of wire-embedded and dual interface products on an exclusive basis, according to our needs, and for the supply of other products on a non-exclusive basis.  In addition, we purchase components on a purchase order basis.  Other than our supply agreement with SMARTRAC, our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit dependence on any one supplier or manufacturer.

Smart cards

●	Microprocessors. The current suppliers of microprocessors for our smart cards are STMicroelectronics, Renesas and NXP.

●
Modules.  A module is a silicon plate into which the components of a microprocessor are embedded.  The microprocessor module and the antenna module on which the microprocessor and antenna interface are mounted are manufactured in Europe and Southeast Asia.

●
Packaging.  We package the components for our smart cards in a variety of forms, including key chains, tags, stickers and cards.  The key chains, tags and stickers containing our microprocessor and antenna modules are manufactured in China and in Europe.  Our credit card-sized smart cards are manufactured in China, Thailand and the United States.

●
Readers. We purchase off-the-shelf components for our readers from various suppliers including Infineon, Motorola, AMD and National Semiconductor.  The readers are assembled for us in Germany, mainly by our wholly-owned subsidiary InterCard Systemelectronic.

Operating systems

We have developed our Hercules operating system, a scalable multi-application operating system. The design of  our Hercules operating system enables us to fulfill high demands with regard to functionality, security, flexibility, maintenance and performance.

Quality control

We maintain strict internal and external quality control processes.  We require that the facilities of our suppliers and manufacturing subcontractors be ISO 9001:2008 certified.  ISO 9001:2008 refers to a quality assurance model established by ISO for companies that design, produce, install, inspect and test products.

Internal manufacturing capabilities

We currently package, test and encode our readers at our production facility in Rosh Pina, Israel.  Our packaging and testing facilities are ISO 9001:2008 certified.  In Rosh Pina, we also incorporate modules into credit card-sized contactless smart cards.

InterCard Systemelectronic, our wholly-owned German subsidiary, owns a manufacturing facility in Germany for electronic devices primarily for the transportation industry and card terminals.  We also manufacture card readers at the facilities of InterCard Systemelectronic.

Description of Principal Markets.

See description under Item 5. A.

Government regulation

Some of our products are subject to government regulation in the countries in which they are used. For example, card readers that are used in the United States require certification of compliance with regulations of the Federal Communications Commission and those used in Europe require certification of compliance with regulations of the European Telecommunications Standards Institute regarding emission limits of radio frequency devices.  In the United States, our petroleum products are subject to compliance with regulations of Underwriters Laboratories Inc., a public safety and testing certification organization, and in Europe to regulations of the European Union.  Our products are currently in compliance with these regulations.

Research and development

We believe that our future success depends on our ability to maintain our technological leadership, enhance our existing products and develop new products and technologies.  Accordingly, we intend to continue devoting substantial resources to research and development.  We pay royalties to the Government of Israel at a rate of 3.5% of sales of the products that the Government of Israel participated in financing through grants, up to the amounts granted, linked to the U.S. dollar with annual interest at LIBOR as of the date of the approval.  The following table describes our research and development activities during each of the past five years:

	2006	2007	2008	2009	2010
	(Dollars in millions)
Our expenditures	$6.8	$11.2	$10.3	$8.1	$8.4
Our net expenditures as a percentage of annual revenues	20%	31%	29%	26%	16%

Our research and development activities focus on three areas:

•	implementing our core technologies in microprocessors and readers;

•	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

•	developing new innovative technologies related to the operation of contactless microprocessor- based smart cards.

As of December 31, 2010, we employed 68 employees in our research and development activities.  Our main research and development facilities are located at our headquarters in Rosh Pina, Israel.  We believe that our success is based on our experienced team of senior engineers and technicians who have extensive experience in their respective fields.  Our research and development facilities are ISO 9001:2008 certified.

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

We have a number of issued patents in various jurisdictions with respect to our technologies, as well as a number of pending patent applications, trademarks and designs. We have over 90 different patents and patent applications in different areas of our business, including patents and patent applications relating to smart card power and data transmission, Smart ID solutions, electronic parking systems, fuel management products all of them based on contactless. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications.  In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged. We generally enter into non-disclosure agreements with our customers, partners, employees and consultants and generally control access to and distribution of our products, documentation and other proprietary information.

Competition

Contactless microprocessor-based products and technologies.  We experience competition in sales of our products, systems and technologies from other providers of contactless microprocessor-based smart card technologies.  We expect competition to intensify as our competitors commit greater resources to the development of contactless microprocessor-based smart cards.  Some of the larger chip manufacturers that operate in the smart card market, including Atmel, Infineon and NXP Semiconductors, have announced that they are marketing contactless microprocessor-based smart cards.

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

On Track Innovations
Ltd.
Israel

Easy Park Ltd. Israel

100%

49%

100%

99.9%(3)

100%

100%

100%

94.33%(2)

94.33%(1)

InterCard
GMBH
Systemelectronic
Germany

Chinese Joint Venture

PARX France
France

Otignia licensing
LLP Israel

ASEC Spolka
Akcyjna
Poland

OTI Africa (Pty), Ltd.
South Africa

OTI America, Inc. Delaware, USA

PARX Ltd.
Israel

(1)           The remaining shares of Easy Park Ltd. are held by two individuals.
(2)           The remaining shares of PARX Ltd. are held by two individuals.
                        (3)           We established Otignia licensing LLP.  in June 2010.

Easy Park Ltd.

Easy Park Ltd. developed our EasyPark system and markets it in Israel. Easy Park is incorporated under the laws of the State of Israel. By reason of our ownership of 94.33% of Easy Park’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

OTI America, Inc.

OTI America, Inc., our U.S. subsidiary, is headquartered in Iselin, NJ, and incorporated in Delaware, and provides marketing and customer support services for our products in North and South America.

OTI Africa (Pty) Ltd.

OTI Africa (Pty) Ltd. is headquartered and incorporated in South Africa and provides marketing, distribution and customer support services for our products in Africa.

The InterCard group

InterCard Kartensysteme GmbH, which is headquarted in Durrhim, Germany is a systems integrator for smart card systems

ASEC Spolka Akcyjna

ASEC is headquartered in Krakow, Poland.  ASEC develops and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart cards as well as economically priced readers.

PARX Ltd.

PARX Ltd. is incorporated under the laws of the State of Israel.  By reason of our ownership of 94.33% of PARX's outstanding shares, we currently have the right to appoint all of the members of its board of directors.

PARX is responsible for marketing electronic parking solutions in international markets, which includes the successful EasyPark in-vehicle electronic parking product.

PARX France.

PARX France distributes our electronic parking solutions in the French market.

Otignia Licensing LLP

Otignia is a limited liability partnership established for the purpose of operating the BOT contract for an eID related product awarded to the Company on November 2009 (as stipulated in item 10 C). Digoti Ltd., the general partner of Otignia Licensing LLP., is wholly owned by us.

D.           PROPERTY, PLANT AND EQUIPMENT

We lease an aggregate of 10,639 square meters of land in Rosh Pina, Israel from the Israel Lands Authority.  Of the 10,639 square meters, 2,377 meters are leased under a 49 year lease which expires on November 16, 2041, with an option to extend for an additional period of 49 years.  Our principal management, administration and marketing activities occupy a 1,188 square meter facility on the site.  The remaining 8,262 square meters of land are leased under a 49 year lease with the Israel Lands Authority which expires on September 14, 2047, with an option to extend for a further period of 49 years.  Our principal engineering, research and development and part of our manufacturing activities occupy a 4,000 square meter facility on this site.  The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority. Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Hapoalim. We lease an aggregate of 375.8 square meters in Tzur Ig'al, Israel, pursuant to a lease that expires on February 28, 2012, with an option to extend it for additional two periods of 1 year each.

Our majority owned subsidiary, PARX Ltd., leases an aggregate of 358 square meters in Nes Tziona, Israel, pursuant to a lease that expires on December 31, 2011. These offices were leased as part of the acquisition of the assets of Ganis.

Our majority owned subsidiary, Easy Park Ltd., leases from us office space in our site in Rosh Pina. Easy Park also leases an aggregate of 137 square meters in Tel Aviv pursuant to a lease that expires on April 14, 2014.

OTI America, Inc. leases an aggregate of 2,200 square feet of office space in Iselin, New Jersey pursuant to a lease that expires on August 31, 2014. OTI Africa (Pty) Ltd. owns an aggregate of 770 square meters of office space in Century City, South Africa.

ASEC leases an aggregate of  495 square meters of office space in Krakow, Poland pursuant to a lease terminable by giving a six months' notice, and 169 square meters of office space in Warsaw, Poland pursuant to a lease that expires on March 29, 2013.

InterCard Systemelectronic owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany.  The area is being used commercially for its manufacturing facility.

MCT leases office space in Futian, Shenzhen with areas of 4,779 square meters pursuant to leases that expires on August 31, 2013. MCT intends to terminate these leases during 2011. Additionally, MCT leases office space in Causeway Bay, Hong Kong with an area of 132 square meters pursuant to a lease that expires on May 13, 2011. The office space is used for administrative purpose.

InSeal leases an aggregate of 135 square meters of office space in Paris, France, pursuant to a 9 years lease starting January 2011, with an option to terminate once every three years by giving 6-months notice.

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

Overview

We design, develop and sell contactless microprocessor-based smart card systems.  Our headquarters and main research and development activities are in Israel.  Our sales and marketing efforts are directed from our Israeli headquarters with additional sales support offices located in our U.S. subsidiary, OTI America, located in Iselin, New Jersey, Europe, South Africa and the Far East.  Our packaging, assembly and manufacturing facilities are located in Israel and in Germany. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, as well as other card manufacturers and companies for sale or incorporation into their own products. Our three complete system product lines include:

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

•
Smart ID Solutions: OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards. In 2007 we began to market our end-to-end eID smart card solutions based on the assets acquired from Vuance in the acquisition of Vuance's IPS division (as is more fully described in Item 10 C. "Material Contracts") and began to realize revenues from these assets.  In 2007, we introduced and began to realize revenues from end to end  eID smart card solution.

We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000.  During 2008, 2009 and 2010, product sales to OEMs accounted for, $8.9 million, $5.6 million and $5.9 million, respectively, of our total revenues.

Sources of Revenue

We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from engineering services, customer services and technical support. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems and their components.  We anticipate that revenues from such sales will continue to represent the substantial majority of our revenues in the future.  During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2008		2009		2010
Sales	$32,387	92%	$28,488	91%	$49,590	92%

Licensing and transaction fees	2,635	8%	2,949	9%	4,037	8%
	$35,022	100%	$31,437	100%	$53,627	100%

Sales decreased by $3.9 million (12%) in 2009 compared to 2008 and increased by $21.1 million (74%)  in 2010 compared to 2009. The decrease in 2009 is mainly attributed to a decrease in sales of OEM, Payments products and their components and Petroleum products as a result of the expiration of two one- year contracts, partially offset by an increase in sales of SmartID products, primarily in the Americas as a result of the commencement of new projects. The increase in 2010 is mainly attributed to an increase in sales related to such Smart ID projects, partially offset by a decrease in sales of Payments products and their components.

Revenues from one customer represent approximately 21% and 53% of the consolidated revenues for the years ended December 31, 2009 and 2010, respectively. There were no major customers (customers representing 10% or more of total revenues) in the year ended December 31, 2008.

Licensing and transaction fees include single and periodic payments for manufacturing or distribution rights for our products.  Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. The increase in 2009 as compared to 2008 and the increase in 2010 as compared to 2009 are primarily due to transaction fees from the Warsaw Ticketing System project which started to generate revenues in 2009.

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

We have historically derived revenues from different geographical areas.  The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East		Americas		Israel
2008	$5,423	15%	$16,786	48%	$3,641	10%	$5,100	15%	$4,072	12%
2009	$3,813	12%	$11,590	37%	$2,365	8%	$9,810	31%	$3,859	12%
2010	$6,368	12%	$11,756	22%	$1,817	3%	$30,137	56%	$3,549	7%

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

Cost of revenues and gross margin

Our cost of revenues, by revenue source, gross profit and gross margin percentage, for each of the past three years were as follows (dollar amounts in thousands):

	2008	2009	2010
Cost of revenues
Cost of Sales	$19,789	$16,782	$24,748

Licensing and transaction fees	-	-	-

Total cost of revenues	$19,789	$16,782	$24,748

Gross profit	$15,233	$14,655	$28,879
Gross margin percentage	43%	47%	54%
________________________

Cost of sales.  Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products.  The decrease in 2009 compared to 2008 is primarily the result of a decrease in material consumption and in expenses related to salaries, resulting from the decreased sales and a change in the revenue mix. The increase in 2010 compared to 2009 is primarily the result of an increase in material consumption in order to support our increased sales.

Licensing and transaction fees.  Licensing and transaction fees revenues do not have directly attributable cost of revenues.  The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Gross margin. Gross margin increased from 43% in 2008 to 47% in 2009 and to 54% in 2010. The increase in our overall gross margin is mainly attributed to a change in our revenue mix.

Operating expenses

Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2008	2009	2010
Operating expenses
Research and development	$10,300	$8,127	$8,373
Selling and marketing	10,370	10,371	11,643
General and administrative	11,210	9,230	9,479
Amortization and impairment of intangible assets	2,794	978	575
Impairment of goodwill	24,217	-	-

Total operating expenses	58,891	28,706	30,070

Operating loss	$(43,658)	$(14,051)	$(1,191)

Research and development.  Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The decrease in 2009 compared to 2008 was primarily due to a $1.7 million decrease in expenses related to salaries resulting from a $583,000 decrease in share-based compensation expenses,; from a decrease in the number of research and development employees in certain locations; and from a pay cut. The increase in 2010 compared to 2009 was primarily due to a $923,000 increase in expenses related to salaries resulting from increase in the number of research and development employees in certain locations, the termination of the pay cut which took place in 2009 and the impact of the devaluation of the USD against the Israeli NIS, partially offset by a $676,000 decrease in share-based compensation expenses. Our research and development expenses may increase in the future as we continue to develop new products and new applications for our existing products.

Selling and marketing.  Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. In 2009 selling and marketing expenses remained in the same level as in 2008. The comparison between 2009 to 2008 shows a $571,000 decrease in share based compensation expenses, offset by a $471,000 increase in professional expenses resulting from marketing services related to existing projects and marketing efforts. The increase in 2010 compared to 2009 was primarily due to a $1.6 million increase in expenses related to bonuses to employees (including executive officers) mainly due to the increase in revenues and a $213,000 increase in share based compensation expenses to employees and non employees, partially offset by a $532,000 decrease in professional expenses.  Our selling and marketing expenses may increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and in the event that we hire additional personnel.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related expenses of our executive management and financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses, insurance and vehicle expenses, which have collectively grown as a result of the growth in the scope, magnitude and complexity of our business, and provision for doubtful accounts. The decrease in 2009 as compared to 2008 is primarily due to a $2.3 million decrease in expenses related to salaries resulting from a $1.1 million decrease in share-based compensation expenses; from a decrease in number of general and administrative employees; and from a pay cut of existing employees, a $625,000 decrease in doubtful account provision and a $198,000 decrease in business trips, partially offset by a $1.5 million increase in professional expenses. The increase in 2010 compared to 2009 was primarily due to a $1.9 million increase in expenses related to salaries resulting from bonuses to officers (including our CEO) and the termination of the pay cut which took place in 2009, partially offset by a $1.6 million decrease in professional expenses. General corporate and administrative expenses may increase in the future as we continue to expand our operations.

            Amortization and impairment of intangible assets. The decrease in 2009 as compared to 2008 is primarily due the impairment of intangible assets which we recorded in 2008. The decrease in 2010 as compared to 2009 resulted from reduction in the intangible assets which became fully amortized in 2009.

Impairment of goodwill. In 2008 we conducted a goodwill impairment test on the goodwill acquired. The test was based on our single reporting unit structure. As a result of the decrease in our market capitalization in 2008 and the deteriorating global economy, we determined that the carrying value of the goodwill exceeded its implied fair value. We further concluded that all of the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, we recorded an impairment charge of $24.2 million. We did not record any goodwill impairment charge in 2009 or 2010.

Financing income (expenses), net

Financing income consists primarily of interest earned on our investments in U.S. and Israeli treasury securities, corporate bonds and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses.  The decrease in financing income in 2009 compared to 2008 is mainly due to a decrease in interest earned on investments in debt securities. The increase in 2010 compared to 2009 is due to increase in interest earned on investments in debt securities. The increase in financing expenses in 2009 compared to 2008 is mainly due to an increase in interest expenses from short-term loans and credit. The increase in financing expenses in 2010 compared to 2009 is mainly due to an increase in interest expenses from short-term loans and credit, increase in guaranties commission and expenses resulted from the devaluation of the U.S. dollar against the Israeli NIS. Our financing income, net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2008	2009	2010

Financing income	$561	$24	$337
Financing expenses	(1,035)	(1,177)	(1,734)
Financing expenses, net	$(474)	$(1,153)	$(1,397)

Net loss from continuing operations

The decrease in 2009 as compared to 2008 is primarily due to a decrease in the Company's operating expenses, mainly due to a decrease in the goodwill impairment charge in 2008 as mentioned above, a decrease in the research and development expenses and a decrease in the general and administrative expenses, partially offset by a decrease in the gross profit and an increase in the financial expenses, net, as mentioned above. The decrease in 2010 as compared to 2009 is primarily due to an increase in the Company’s gross profit, partially offset by an increase in the operating expenses mainly due to an increase in selling and marketing expenses, and an increase in the financial expenses, net, as mention above.

Our net loss from continuing operations for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2008	2009	2010

Net loss from continuing operations	$(44,727)	$(15,293)	$(2,999)

Net loss from discontinued operations

The increase in 2009 as compared to 2008 is primarily due to $2.6 million of closing expenses in 2009 in respect of the discontinued operation. The decrease in 2010 as compared to 2009 is primarily due to decrease in closing and operation expenses.

Our net loss from discontinued operations for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2008	2009	2010

Net loss from discontinued operations	$(5,211)	$(8,078)	$(3,292)

Net loss

Our net loss decreased in 2009 as compared to 2008 primarily due to a decrease in the Company's operating expenses, mainly due to a non recurring goodwill impairment charge in 2008 as mentioned above, a decrease in the research and development expenses and a decrease in the general and administrative expenses, partially offset by a decrease in the gross profit, an increase in the financial expenses, net, as mentioned above and an increase in net loss from discontinued operation, as mentioned above.  The decrease in net losses in 2010 as compared to 2009 is primarily due to increase in the Company’s gross profit and decrease in net loss from discontinued operation, partially offset by an increase in the operating expenses mainly due to increase in selling and marketing expenses, and an increase in the financial expenses, net, as mention above.

Our net loss for each of the past three years has been as follows (in thousands):

	2008	2009	2010

Net loss	$(49,938)	$(23,371)	$(6,291)

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States.  Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations.  To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill, other intangible assets and long-lived assets, and our policy with respect to share-based compensation.

        Revenue recognition.  We recognize product sale revenues upon delivery, provided there is persuasive evidence of an arrangement and that the risks and rewards of ownership have transferred to the buyer, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists.  In the case of nonrecurring engineering, revenue is recognized upon completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

The Company recognized certain long-term contract revenues under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, as applicable to each contract. Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. Revenues and costs recognized on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

We recognize revenues from customer services and technical support as the services are rendered ratably over the period of the related contract.

We recognize license and transaction fees as they are earned, based on actual usage. Usage is determined by receiving confirmation from the users.

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

The Company conducted its goodwill impairment test on the goodwill acquired. The test was based on the Company's single reporting unit structure. As a result of the decrease in the Company’s market capitalization in 2008 and the deteriorating global economy, the Company determined that the carrying value of the goodwill exceeded its implied fair value. The Company further concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $24.2 million. No impairment losses were recorded in 2009 and 2010.

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

As of December 2008 the Company conducted its impairment test on the intangible assets recognized in the acquisition of InSeal, as a result of an uncertainty relating to a customer of InSeal and the future revenues from that customer. As a result, the Company recorded an impairment charge of $1.4 million in the fourth quarter of 2008. No impairment charges were recorded in 2009 or 2010.

Other intangible assets, net, amounted to approximately $942,000 as of December 31, 2010. If these estimates change in the future, we may be required to record impairment charges for our other intangible assets.

Stock option plans.  The company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. ASC Topic 718, Compensation – Stock Compensation ("ASC Topic 718"), requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. The Company usually uses the Black & Scholes option pricing model.

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

ASC TOPIC 718 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

These estimates incorporate significant judgment in determining the fair value of stock-based compensation awards.

During 2009 and 2010 some of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of most of these options was estimated to be equal to the Company’s share price as of the day of grant as they were immediately vested.

Accounting pronouncements adopted in 2010

1.    ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements.

The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has adopted this guidance for the Company’s annual reporting periods, and interim periods within them, beginning after January 1, 2010 regarding certain arrangements which include providing IT Solution, selling products and customer services. The total arrangement consideration is allocated proportionally to the separate deliverables in the arrangement using Estimated Selling Price for each component. The product and the service deliverable are accounted for under ASC 605-10. The Company’s IT Solution is accounted for under ASC 605-35.

2.   ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements that Include Software Elements

In October 2009, ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements was issued that amends the accounting rules addressing software revenue recognition for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality. The guidance also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company has adopted this guidance for the Company’s annual reporting periods, and interim periods within them, beginning after January 1, 2010.

B.           LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, cash from the exercise of options and warrants and grants from the OCS. We had cash and cash equivalents of $15.4 million as of December 31, 2010 and $26.9 million as of December 31, 2009.  In addition, we had short-term investments of $8.6 million (representing U.S. and Israeli treasury securities and corporate bonds) as of December 31, 2010 and $5.1 million as of December 31, 2009.  On February 8, 2011 we closed a firm commitment underwritten public offering of 6,000,000 ordinary shares, including shares issued pursuant to the underwriters over-allotment option, at a public offering price of $3.00 per share. The net proceeds to us were approximately $16.9 million. We believe that our working capital is sufficient to meet our present requirements.  We adhere to an investment policy which is intended to enable the Company to avoid being classified as a “passive foreign investment company” under United States law, or PFIC.  That said, we cannot provide complete assurance that PFIC status will be avoided in the future.  In addition, our investment policy requires investment in high-quality investment-grade securities.

Operating activities related to continuing operations. For the year ended December 31, 2010 net cash used in continuing operating activity was $6.9 million primarily due to a $7.0 million decrease in other current liabilities, mainly due to a decrease in advanced payment received from a customer in 2009 in connection with the commencement of  a turnkey project for that customer, a $3.0 million net loss, a $2.7 million decrease in trade payables and a $2.4 million increase in inventory, partially offset by $3.4 million of stock based compensation issued to employees and others, $1.6 million depreciation, a $1.5 million decrease in trade receivables, a $892,000 decrease in other receivables and prepaid expenses, $575,000 amortization of intangible assets,  our recognition of  $164,000 accrued interest and linkage differences on long term loans and a $111,000 increase in accrued severance pay.  For the year ended December 31, 2009, net cash provided by continuing operating activity was $3.8 million primarily due to a $12.8 million increase in other current liabilities, mainly due to advanced payment from a customer in connection with the commencement of  a  turnkey project (as is more fully described in Item 10 C "Material Contracts"), $3.7 million of stock based compensation issued to employees and others, $1.4 million charge for depreciation, a $1.3 million increase in trade payables, a $978,000 amortization of intangible assets, a $663,000 decrease in other receivables and prepaid expenses and a $429,000 decrease in inventory, partially offset by a $15.3 million net loss, a $1.3 million increase in trade receivables, a $538,000 decrease in allowance for doubtful accounts, a $222,000 decrease in accrued severance pay, net, and a $82,000 decrease in deferred tax liabilities. For the year ended December 31, 2008 net cash used in continuing operating activities was $8.3 million primarily due to a $44.7 million net loss, a $2.0 million decrease in other current liabilities, a $1.9 million decrease in trade payables and a $711,000 decrease in deferred tax liabilities, partially offset by a $27.0 million amortization and impairment of intangible assets and goodwill, $6.3 million of stock based compensation issued to employees and others, a $2.7 million decrease in trade receivables,  $1.7 million depreciation, $1.3 million equity in net losses of an affiliated company, a $869,000 decrease in inventories, a $567,000 decrease in other receivables and prepaid expenses, a $548,000 increase in allowance for doubtful accounts,  and a $78,000 increase in accrued severance pay, net.

Operating activities related to discontinued operations. For the year ended December 31, 2010, net cash used in discontinued operating activities was $3.3 million. For the year ended December 31, 2009, net cash used in discontinued operating activities was $5.5 million.  For the year ended December 31, 2008, net cash used in discontinued operating activities was $3.9 million. It is not anticipated that we will continue to be required to spend significant amounts of cash in discontinued operating activities in the future.

Investing and financing activities related to continuing operations. For the year ended December 31, 2010, net cash used in continuing investing activities was $5.7 million, mainly due to $5.2 million investment in available-for-sale securities, a $2.3 million purchase of property and equipment and a $186,000 payment of contingent consideration in connection with the purchase of a subsidiary, partially offset by $2.0 million proceeds from maturity and sale of available-for-sale securities. For the year ended December 31, 2009, net cash used in continuing investing activities was $8.3 million, mainly due to a $5.6 million investment in available-for-sale securities and a $4.1 million purchase of property and equipment partially offset by a $1.4 million proceeds from maturity and sale of available-for-sale securities and deposits. For the year ended December 31, 2008, net cash provided by continuing investing activities was $3.4 million, mainly due to $34.6 million proceeds from maturity and sale of available-for-sale securities, partially offset by a $29.1 million investment in available-for-sale securities, $1.5 million used in the purchase of property and equipment and $565,000 used in the purchase of PARX France.

For the year ended December 31, 2010, net cash provided by continuing financing activities was $2.3 million mainly due to $4.7 million proceeds from long term bank loans and $80,000 proceeds from exercise of options and warrants, partially offset by $1.1 million payments to acquire treasury shares, a $1.0 million repayment of long-term bank loans and a $311,000 decrease in short-term bank credit, net. For the year ended December 31, 2009, net cash provided by continuing financing activities was $2.5 million mainly due to $1.6 million proceeds from long-term bank loans, a $911,000 increase in short-term bank credit, net and $521,000 proceeds from exercise of options and warrants, partially offset by a $543,000 repayment of long-term bank loans. For the year ended December 31, 2008, net cash provided by continuing financing activities was $598,000, mainly due to $1.5 million proceeds from receipt on account of share and exercise of options and warrants, net, partially offset by $508,000 repayment of long-term bank loans and $358,000 decrease in short-term bank credit, net.

Investing activities related to discontinued operations. For the year ended December 31, 2010, net cash provided by discontinued investing activities was $2.3 million, due to payments received related to the sale of assets to SMARTAC group in the assets sale agreement For the year ended December 31, 2009, net cash provided by discontinued investing activities was $7.1 million, due to advances related to the sale of assets to SMARTAC group in the assets sale agreement (as is more fully described in Item 10 C "Material Contracts").

Market Risks

Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations.  In order to limit our exposure, we may enter, from time to time, into various non-speculative derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates.  We do not use financial instruments for trading purposes.

Interest Rate Risks

We are exposed to market risks resulting from changes in interest rates, relating primarily from our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2010, we had fixed and variable interest rate long-term loan obligations of $7.0 million. Of this amount, $3.1 million was denominated in USD $2.5 million was denominated in Polish Zloty, $1.2 million was denominated in Euros, $128,000 was denominated in New Israeli Shekels, and $103,000 was denominated in South African Rand. These loans will be repaid during the next six years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations

Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of any such devaluation will lag behind inflation in such countries. To date, we have been affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, and we cannot assure you that we will not be adversely affected in the future.

The annual rate of inflation in Israel was 2.7% in 2010, 3.9% in 2009 and 3.8% in 2008. The NIS revalued by approximately 6.0%,  0.7% and 1.1% in 2010,  2009 and 2008 respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is the Euro, of ASEC Spolka Akcyjna is the Polish Zloty, of OTI Africa is the South-African Rand and of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the Euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated statements of changes in shareholders’ equity and will not impact the consolidated statement of operations. We cannot assure you that we will not be adversely affected in the future.

Corporation Tax Rate

Under Israeli law, the corporation tax rates applicable as from the 2010 tax year are as follows: In the 2010 tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the corporation tax rate will be 18%. As of December 31, 2010, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $105.8 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2010, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

Until 2005 we participated in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade (“OCS”) that support research and development activities. Under the terms of these programs, a royalty of 3.5% of the sales of products must be paid to the OCS, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid. In 2006 we decided to cease our participation with the OCS.

Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2010, we have received a total of $4.7 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future.  Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Discussed above in “Item 4.B. Business Overview.”

D.           TREND INFORMATION

Discussed above in “Item 5.A.  Overview.”

E.           OFF BALANCE SHEET ARRANGEMENTS

None.

F.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2010, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows: (in thousands)

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	$625	$755	$442	$-	$1,822
Long-term debt obligations	$1,852	$4,182	$200	$807	$7,041
Deferred tax liability	$19	$24	$24	$17	$84
Total	$2,496	$4,961	$666	$824	$8,947

We are also required to pay royalties to the Office of the Chief Scientist as discussed above in Item 5.B, “Liquidity and Capital Resources”. The total amount of grants received, until December 31, 2010, net of royalties paid, is approximately $4.7 million, including interest. Timing of payment of this liability is dependent on our sales.

Our liability for severance pay for some of our Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. Our liability for those Israeli employees is provided for partially by monthly deposits to insurance policies and/or pension funds and partially by an accrual. In respect of other Israeli employees, the Company has an approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Severance Pay Law, 1963 (the "Severance Pay Law"), according to which the severance pay deposits to insurance policies and/or pension funds in the names of such employees exempt the Company from any additional obligation which may otherwise exist under the Severance Pay Law towards these employees, with regards to the salary for which such deposits are made and in respect of the employment period for which they are made. The value of the severance pay deposits in these policies and funds is recorded as an asset in our balance sheet. The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. Our total liability, net of deposited funds, as of December 31, 2010, was $2.4 million. Timing of payment of this liability is dependent on timing of the departure of the employees.

For additional information on our contractual obligations as of December 31, 2010, under long-term bank loans and operating leases, see Notes 9 and 10 to our consolidated financial statements.  For a description of liens on our assets see Note 10C to our consolidated financial statements.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position

Oded Bashan (1)(2)	64	Chief Executive Officer, Chairman and Director
Ronnie Gilboa	55	Vice President - Projects and Director
Tanir Horn	35	Chief Financial Officer
Moshe Aduk	54	Vice President - Gasoline Management System
Nehemya Itay	62	Vice President - Hardware Engineering
Ohad Bashan	40	President, Chief Marketing Officer and Director; Chief Executive Officer, OTI America, Inc.
Eliezr Manor (1)(3)(4)	64	Director
Ora Setter (1)(3)(4)	60	Director
Eli Akavia (1)(3) (4)	63	Director
Raanan Ellran (1)(2)(3)(4)	61	Director
David P. Stone (4)	66	Director
Mark Green (4)	44	Director

(1) Compensation committee member
(2) Investment committee member
(3) Audit committee member
(4) Independent director

Oded Bashan co-founded the Company in 1990 and has continued to serve as our Chief Executive Officer and Chairman since that time.  Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990.  Mr. Bashan is Chairman of OTI America, Inc., OTI Africa (Pty) Ltd., SoftChip Technologies (3000) Ltd., SoftChip Israel Ltd., Easy Park Ltd., Easy Park Israel Ltd. and PARX Ltd. and Digoti Ltd., President of InSeal SAS and of PARX France and a director of ASEC, Millennium Card’s Technology Ltd.,our Chinese joint venture and Z.H.R. Industrial Park Company Ltd.  In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion.  He is currently a member of the trustee committee of the Tel-Chai College.  Mr. Bashan holds both a B.Sc and an M.Sc in economics and business management from the Hebrew University of Jerusalem.

Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time.  From 1990 to the end of 2001 he served as Vice President R&D and since that date has served as our Vice President-Projects.  He serves on the board of directors of OTI America, Inc., ASEC, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd., PARX Ltd., Softchip Technologies (3000) Ltd., SoftChip Israel Ltd., and Origin GPS Ltd.  Prior to founding us, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990.  Mr. Gilboa holds a B.Sc. in electrical engineering from The Technion - Israeli Institute of Technology

Tanir Horn serves as our Chief Financial Officer since October 2008. Ms. Horn is a Certified Public Accountant and has been with OTI since 2006, acting first as  a Deputy CFO of OTI’s joint venture in China and then as OTI’s controller at its headquarters in Israel. Prior to joining OTI, Ms. Horn worked as an examiner for large enterprises at the head office of the Income Tax Division of the Israeli Treasury from 2001 until 2006. She holds a BA in Business Administration and Accountancy from College of Business Management, Tel Aviv, and has been a lecturer and instructor on taxation laws since 2002 in colleges and for the Tax Division of the Israeli Treasury.

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

Nehemya Itay serves as our Vice President—Hardware Engineering, having served in that position since July 1995.  From 1990 to July 1995, he was employed by us as a research and development engineer.  He served as a director from 1991 to July 1999.  Mr. Itay is a member of the Joint Task Committee of the International Standards Organization on standards for contactless smart cards.  Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990.  From 1982 to 1985, he was a hardware electronic engineer at Elscint, an Israeli technology company.  Mr. Itay holds a B.Sc. in electrical engineering from The Technion - Israeli Institute of Technology and an M.A. in electronics from Drexel University, Philadelphia.

Ohad Bashan serves as our President (since August 2007), as a director (since 2005) and as our Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development (since June 2000). Mr. Bashan also serves as the Chief Executive Officer of OTI America, Inc. (since 1998). In addition to the forgoing, Mr Bashan serves as a member of the board of directors of OTI America, Millennium Card’s Technology Ltd., our Chinese joint venture, PARX Ltd.,  ASEC and Digoti Ltd.  From 1996 to August 1998, he was our business development manager.  Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

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

Eli Akavia, serves as a director, having served in that position since December 2003.  Mr. Akavia is an independent consultant and he serves as a director of several other Israeli public companies (Eshlad Ltd., Starling Advanced Communications Ltd., Meitav Provident Funds Ltd.  and Rada Electronics Industry Ltd.).  Mr. Akavia served in the past as a director in Eden Springs Ltd., an Israeli public company. Mr. Akavia worked for Luboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently merged with Ernst & Young, Israel) for 30 years and until 2002, first as an employee and later as a senior partner.  Mr. Akavia’s roles at Luboshitz Kasierer included: Head of Audit Department, Head of Hi-Tech Division and Partner in charge of the Firm Professional Standards Group.  He specialized in hi-tech companies and accumulated invaluable experience in US GAAP and SEC rules.  Mr. Akavia has participated in a large number of Israeli companies’ initial public offerings in the United States.

Raanan Ellran served as a director between 1999- 2005, resuming the position in July 2007. Mr. Ellran currently serves on the board of directors of AAI Ltd., an Israeli internet software designer and of Rafael Advanced Defense Systems Ltd (between 2002-2005, resuming the position in 2006), where he also serves as Chairman of the Finance Committee, and as Chairman of the Investment Committee. Additionally, Mr. Elran currently serves as member, board of directors, audit committee and chairman investment committee in Meitav Provident Funds Ltd.  Previous positions as board member include the First International Bank, Dikla Mutual Funds Management Company, F.I.B.I. Holding Company Ltd. (until October 2006), and First International Bank of Israel, Provident and Pension funds (between 1993-1998). Between 1997- 2002 he served as the General Manager of Assuta Medical Centers, between 1995 to 1997, he served as the General Manager of Ratfon Import Ltd., and prior to that he was the General Manager of ACE Hardware (Israel) Ltd. (1994-1995).  Mr. Ellran holds a B.A in Economics & Business Administration and an M.B.A in (Finance) from Bar-Ilan University.

David P. Stone has served as a director since March 29, 2010. Mr. Stone retired as a senior partner in the New York-based international law firm of Weil, Gotshal & Manges LLP ("WGM") at the end of 2005.  For approximately 35 years prior to his retirement, Mr. Stone was engaged in the practice of law, specializing in corporate, securities and mergers and acquisitions law.  At WGM, he founded and led the firm's Israel Practice Group which, during his tenure, represented the issuers, underwriters or selling shareholders in connection with more than 90 public offerings of equity or debt securities by Israeli companies in the United States.  Both as a member of WGM and since his retirement from that firm, Mr. Stone has served from time to time as our counsel.  Since retiring, he has been primarily engaged as a trustee of, or manager of substantial projects for, philanthropic institutions with activities in both the United States and Israel.  In addition, during the fall of 2007 he taught a course in The International Regulation of Securities and Capital Markets at the Israel College of Management in Rishon L'Tzion.  Mr. Stone holds a Bachelor of Arts degree from Columbia University and a Juris Doctor degree from Harvard University. He does not currently serve as a director of any other publicly-traded companies

Mark Green serves as a director from March 29, 2010. Mr. Green is head of Technology and International Banking at Merriman Curhan Ford, a New York based investment bank. Mr. Green previously headed C.E. Unterberg, Towbin’s (and later Collins Stewart’s) banking efforts in Israel, where he advised technology companies on cross-border public and private financings and mergers & acquisitions. Prior to joining Unterberg, he worked with the Salomon Smith Barney's (later Citigroup's) Israel Investment Banking group. Mr. Green received his Masters in Business Administration from the University of Bath School of Management, England and his Bachelor of Arts from the University of Westminster, London, England. Mr. Green is also an Associate of the Royal Institute of Chartered Surveyors, England.

B.           COMPENSATION

Executive Compensation

The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” for the year ended December 31, 2010 was $3,604,272, of which approximately $1,921,341 relates to 2010 bonuses to be paid in 2011.  This amount includes approximately $193,363 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board.  Our executive directors do not receive separate compensation for their service on the board of directors or any committee of the board of directors.  The aggregate amount paid by us to our non-executive directors listed above under “Management,” in the year ended December 31, 2010, (including Shlomo Tussia Cohen, who ceased to serve as a director on March 29, 2010) was $182,331.

Directors’ Compensation

We pay each director (other than directors who are also officers of the Company) annual compensation in the amount of NIS 73,124 (around $19,595), and in addition an amount of NIS 2,813 (around $754) for each meeting of the board or any one of its committee attended in person (and 50% of this amount for each meeting attended via a conference call).

In addition, we grant our directors, from time to time, options to purchase our ordinary shares, subject to the approval of our shareholders' meeting.

See “Item 6.E. Share Ownership” for information on beneficial ownership of our shares by our directors and executive officers.  We have no outstanding loans to any of our directors or executive officers.

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

Agreement with Tanir Horn The employment agreements of Tanir Horn, dated June 25, 2007, as was amended by our board of directors on March 1, 2010, provides for a two year term ending on December 31, 2011.  Ms. Horn's agreement shall be automatically extended or terminated by either party upon six months’ notice. In case of termination of Ms. Horn's employment following a merger or acquisition of our company in which we are not the surviving entity, Ms. Horn shall be entitled to continue to receive her monthly salary and all benefits until December 31, 2011. In the event of termination (by either party), Ms. Horn is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment unless the termination occurred as a result of circumstances depriving her of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of her confidentiality or noncompetition undertakings.

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

In addition, the audit committee of our board of directors must include at least three independent directors within the meaning of Rule 5605(a) (2) to the NASDAQ Rules.  Our directors Raanan Ellran, Eliezer Manor and Ora Setter, qualify as external directors under the Companies Law and independent directors under the NASDAQ Rules.  In addition, our directors Eli Akavia, CPA, Mark Green and David Stone are qualified as independent directors under the NASDAQ Rules.

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

Audit Committee

Our board of directors established our audit committee in July 1999.  The Companies Law requires public companies to appoint an audit committee consisting of at least three directors, including all the external directors.  The audit committee’s responsibilities are governed by a written charter.  The responsibilities of the audit committee include appointing our independent registered public accounting firm (subject to the shareholders approval under the Companies Law) and identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses.  The audit committee’s responsibilities also include approving related party transactions as required by the Companies Law.  Neither the chairman of the board of directors, nor any director employed by or otherwise providing services on a regular basis to us, a controlling shareholder, or relative of a controlling shareholder may be a member of the audit committee.  The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at least two external directors are serving on the audit committee at the time of the approval, one of whom is present at the meeting at which the approval is granted.  In addition, pursuant to the NASDAQ Rules, we are required to maintain an audit committee which is comprised of at least three independent directors.  In accordance with the provisions of the Sarbanes-Oxley Act, our audit committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

The current members of our audit committee are Ora Setter, Eliezer Manor, Raanan Ellran and Eli Akavia, all of whom  are “independent directors.”  Eli Akavia is the Audit Committee’s Chairman. Our board has determined that both Eli Akavia and Raanan Ellran are “Audit Committee Financial Experts" within the meaning of SEC rules and have the requisite experience under NASDAQ Rules”

Investment Committee

Our board of directors established an investment committee in August 2009.  The duties of the investment committee are to determine and implement our investment policy regarding short-term and medium-term liquidity investments with a view to preserve the value of our cash and cash equivalents, in accordance with the general guidelines set out by our board of directors.

The current members of our audit committee are Ora Setter, Eliezer Manor, Raanan Ellran and Eli Akavia, all of whom are “independent directors.”  Eli Akavia is the Audit Committee’s Chairman. Our board has determined that both Eli Akavia and Raanan Ellran are “Audit Committee Financial Experts" within the meaning of SEC rules and have the requisite experience under NASDAQ Rules”

Internal Auditor

Under the Companies Law, the board of directors must appoint an internal auditor that is recommended by the audit committee.  The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, and he or she may not be the company’s independent accountant or the independent accountant’s representative.  The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager.  On March 24, 2011, our audit committee recommended the appointment of Mr. Gali Gana, CPA, from the office of Rosenblum Holzman & Co., as our internal auditor for the year 2011, and our board of directors approved the appointment on that date.

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

Companies Law Amendment

       On March 7, 2011, the Knesset (the Israeli Parliament) adopted Amendment No. 16 to the Israeli Companies Law, or the Companies Law Amendment, which constitutes a broad amendment to the Israeli Companies Law. Most of the provisions of the Companies Law Amendment will become effective on May 14, 2011.

       The Companies Law Amendment includes amendments to various corporate governance provisions for public companies, including increased protection of minority shareholder rights and increased independence of the board of directors and the audit committee.

The principal changes introduced by the Companies Law Amendment include the following:

•	The audit committee was granted with an increased responsibility, including the classification of extraordinary transactions;

•
A majority of the audit committee must be comprised of “independent directors” (which is defined as directors with the qualifications of External Directors that did not serve as directors in the company for over 9 years);

•
The initial three-year term of service of External Directors can be extended, subject to certain conditions, by two additional three-year terms. External Directors shall be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one- half (instead of one-third, as under the current law) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, as under current law) of the aggregate voting rights in the company.

•
The independence requirements of External Directors were enhanced such that an individual may not be appointed as an External Director in a company that does not have a controlling shareholder, if he has an affiliation, at the time of his appointment, with the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an External Director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the External Director himself may not be affiliated.

•
Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half (instead of one-third, as under current law) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, as under current law) of the voting rights; agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

•
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and for the chairman of the board to serve as the CEO, and a prohibition was adopted on the chairman's ability to serve the company in any capacity other than as the chief executive officer.

•	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors.

•
With respect to tender offers for the acquisition of all outstanding shares in a company, the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a the tender, but it is now permitted for the acquirer to stipulate in the offer that any shareholder tendering his shares will not be entitled to appraisal rights.

•	A code of recommended corporate governance practices has been attached to the Companies Law Amendment.

We are currently examining the implications of the Companies Law Amendment. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of this amendment, such as adopting certain amendments to our articles of association.

D.           EMPLOYEES

The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2008	2009	2010

Sales and marketing	41	37	27
Research and development	115	114	68
Manufacturing and operations	322	576	71
Customer support	23	20	23
Management and administration	124	112	99

Total	625	859	288

The decrease in the number of our employees in 2010 compared to 2009 was mainly attributed to the termination of our manufacturing and operations in the Far East. Of our employees, on December 31, 2010, 118 were based in Israel, 5 in the United States, 94 in Europe, 36 in South Africa and 35 in the Far East.  Under applicable law and by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Association.  These provisions principally concern cost of living increases, length of the working day, minimum daily wages for professional employees, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacation, sick pay and other conditions of employment.  We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. Our employees are not represented by a labor union.  We have written employment agreements with substantially all of our employees.  Competition for qualified personnel in our industry is intense and it may be difficult to attract or maintain qualified personnel to our offices.  We dedicate significant resources to employee retention and have never experienced work stoppages and we believe that our relations with our employees are good.

E.           SHARE OWNERSHIP

 The following table sets forth certain information as of March 21, 2011 regarding the ownership of our ordinary shares by each of our directors and executive officers.

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

The share numbers and percentages listed below are based on 31,142,691 shares outstanding as of March 21, 2011

Name of beneficial owner (1)	Number of Shares Owned (2)	% of Class of Shares	Number of Options Owned	Exercise Price	Date of Expiration
Oded Bashan (3)	2,095,423	6.62%
Ronnie Gilboa (4)	204,589		2,500	NIS 0.1	April 13, 2012
Tanir Horn (5)	106,600	***	45,000 9,865 90,000	$1.4 NIS 0.10 $1.36	November 30, 2013 May 24, 2014 March 1, 2015
Moshe Aduk (6)	227,397	***	662 10,000 20,000	NIS 0.10 NIS 0.10 NIS 0.10	May 14,2012 March 7,2012 April 13,2012
Nehemya Itay (7)	265,819	***	675	NIS 0.10	May 14,2012
			100,000	NIS 0.10	November 14,2015
Ohad Bashan (8)	469,048	1.48%	500,000	$1.00	March 29, 2015
Eliezer Manor (9)	30,000	***	30,000	NIS 0.10	April 13,2012
Ora Setter (10)	30,000	***	30,000	NIS 0.10	April 13,2012
David Stone (11)	10,000	***
All executive officers and directors as a group (12)	2,771,879	8.76%	838,702

*** Less than 1%
(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire by exercising options.
(2)
If a shareholder has the right to acquire shares by exercising options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)
Includes 761,663 ordinary shares held by Mr. Bashan and 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by his wife. Also includes 1,326,298 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him. Mr. Bashan does not own any of the 1,326,298 ordinary shares.

(4)	Includes 187,089 ordinary shares held by Mr. Gilboa, 15,000 ordinary shares held by Mr. Gilboa's wife and options held by Mr. Gilboa and his wife to purchase 2,500 ordinary shares.
(5)	Includes 6,735 ordinary shares held by Ms. Horn and options to purchase 99,865 ordinary shares.
(6)	Includes 196,735 ordinary shares held by Mr. Aduk and options to purchase 30,662 ordinary shares.
(7)	Includes 215,144 ordinary shares held by Mr. Itay and options held by Mr. Itay and his wife to purchase 50,675 ordinary shares.
(8)	Includes 219,048 ordinary shares held by Mr. Bashan and options held by Mr. Bashan to purchase 250,000 ordinary shares.
(9)	Consists of options to purchase 30,000 ordinary shares.
(10)	Consists of options to purchase 30,000 ordinary shares.
(11)	Consists of 10,000 ordinary shares held by Mr. Stone.
(12)
Messrs. Ronnie Gilboa, Moshe Aduk, Tanir Horn, Nehemya Itay and Ohad Bashan granted Mr. Oded Bashan irrevocable proxies with respect to 666,997 ordinary shares in the aggregate. We therefore deemed those shares to be beneficially owned by those persons and also by Mr. Oded Bashan. Nevertheless, while aggregating the shares beneficially owned by all directors and executive officers those shares were accounted for only once.

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

2008 Employee Stock Purchase Plan

In 2008, the Company established an Employee Stock Purchase Plan pursuant to which 1,500,000 of our ordinary shares have been reserved for eligible employees of the Company and its subsidiaries. The purchase price of the ordinary shares is 85% of the closing price on certain dates specified in the plan. As of March 21, 2011, an aggregate of 1,297,861 of our ordinary shares have been issued to eligible employees under this plan.

 2001 Share Option Plan

We established our 2001 Share Option Plan in February 2001.  The plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates.  Upon establishment of the plan, we reserved 75,000 ordinary shares for issuance.  On February 26, 2002, on July 12, 2002, on March 28, 2003, on July 16, 2003, on September 2, 2003, on November 17, 2003, on April 20, 2004, on March 25, 2005, on September 25, 2005, and on December 3, 2007 our board of directors adopted certain resolutions with regard to the 2001 Share Option Plan that increased the number of available options under the plan by a total of 11,175,000 so that the aggregate number of options available under the plan is now 11,250,000.  Under NASDAQ Rules, the increase of the number of available options under the plan pursuant to the board of directors resolutions dated March 28, 2003, July 16, 2003 and September 2, 2003 were subject to either our shareholders’ approval or an exemption granted that such approval is not required.  We applied for an exemption in connection with such increases approved by the board of directors and such exemption has been granted by NASDAQ due to differences between the Israeli law and NASDAQ rules.  On November 17, 2003, our board of directors approved a further increase of 500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On April 20, 2004, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On March 25, 2005, our board of directors approved a further increase of 2,500,000 options subject to either shareholders’ approval or additional exemption from NASDAQ. On September 25, 2005, our board of directors approved a further increase of 2,000,000 options.  On December 3, 2007, our board of directors approved a further increase of 1,500,000 options. On November 14, 2010, our board of directors approved a further increase of 950,000 options and extend the plan to be effective until February 28, 2016. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders' approval.

Under this plan, as of March 21, 2011, 8,656,082 options had been exercised and 2,288,928 options are outstanding and exercisable.  Of the options that are outstanding, as of March 21, 2011, 838,670 options are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $0.82.

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

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table provides summary information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our ordinary shares as of March 21, 2011, or a different date, if so provided in the table below.

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

	December 31, 2008		March 29, 2010		March 21, 2011
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares
Oded Bashan (1)	2,643,384	12.2%	2,187,689	8.97%	2,095,423	6.72%

(1)
Includes 761,663 ordinary shares held by Mr. Bashan and 7,462 ordinary shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by his wife. Also includes 1,326,298 ordinary shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him. Mr. Bashan does not own any of such 1,326,298 ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 21, 2011, there were 63 holders of record of our ordinary shares, of which 9 record holders holding approximately 1% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95% of our outstanding ordinary shares as of said date).

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

Agreement with HolyTech Ltd.

In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our executive officers, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our board of directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services and a number of other shareholders of HolyTech, who are also our employees, provide engineering services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $109,000 in 2008, $90,000 in 2009 and $81,000 in 2010.

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

Legal Proceedings

From time to time, we are involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcome of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares or other securities.

We currently expect to retain all future earnings, if any, to finance the development of our business, and do not anticipate paying any cash dividends in the foreseeable future.  Any future determination relating to dividend policy will be made by our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.  In the event of a distribution of a cash dividend out of tax exempt income, we will be liable for corporate tax at a rate of up to 25% in respect of the amount distributed.

Though we never declared or paid a cash dividend, in November 2008 our board of directors has authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million subject to approval by court, as required under Israeli Companies law. In May 2009 the court approved a repurchase program in a total amount of up to $2 million. In August 2009 our board of directors approved the specific terms of the repurchase program, including the timing and the amount that may be purchased. To date, 562,475 shares were acquired under the repurchase program for an aggregate purchase price of $1,135,804.  The last purchase under the program was made in November 2010.  In February 2011 our board of directors terminated the program.

B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2010.

ITEM 9.                 THE OFFER AND LISTING

A.           OFFER AND LISTING DETAILS

Our shares were quoted on the NASDAQ SmallCap Market (now known as NASDAQ Capital Market) from November 12, 2002 until December 20, 2004. On December 16, 2004, we were approved for listing on the NASDAQ Global Market, then known as the NASDAQ National Market, and our shares commenced trading on NASDAQ Global Market on December 20, 2004.

The following table shows, for the periods indicated, the high and low closing prices of our ordinary shares in U.S. dollars as reported on NASDAQ Global Market.

	NASDAQ Global Market per Share $
	High	Low
Year
2006	17.23	6.16
2007	8.43	3.60
2008	3.57	1.07
2009	1.94	0.83
2010	3.28	1.40

2009
First quarter	1.94	0.96
Second quarter	1.69	0.88
Third quarter	1.68	1.01
Fourth quarter	1.41	0.82
2010
First quarter	2.65	1.40
Second quarter	2.58	1.99
Third quarter	2.08	1.64
Fourth quarter	3.28	1.67

Month
September 2010	1.87	1.64
October 2010	2.23	1.67
November 2010	2.33	2.07
December 2010	3.28	2.18
January 2011	4.00	2.78
February 2011	3.44	2.65
March 2011 (through March 29, 2011)	2.99	2.26

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

Description of Ordinary Shares

As of March 21, 2011, our authorized share capital consists of 50,000,000 ordinary shares, nominal value of NIS 0.1 per share, of which 31,705,166  were issued, 31,142,691 were outstanding and 562,475 were held by the Company as dormant shares.

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of ordinary shares.

Dividend and Liquidation Rights

We are permitted to declare a dividend to be paid to the holders of ordinary shares, but we have never declared a dividend and we do not anticipate any dividend declaration in the foreseeable future.  Dividends may only be paid out of our profits ("the profit test")  , provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due ("the solvency test"). Profits, as defined in section 302(b) to the Companies Law, mean surplus balance or surplus accumulated during the last two years, whichever is higher. Alternatively, the court is entitled, at the Company's request, to approve a dividend distribution, which does not meet the profit test, provided it is convinced that the solvency test is met.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders.  Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association require otherwise.  Our articles of association provide that our board of directors may declare and pay dividends without the approval of our shareholders.

Preemptive Rights

Under the Companies Law, shareholders in public companies such as ours do not have preemptive rights.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors) are elected at a shareholders meeting by a simple majority of our ordinary shares. External directors are elected by a simple majority of our ordinary shares, which majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting, or the total number of shares held by non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company. Without derogation from the above, our founders, Oded Bashan and Ronnie Gilboa, may not be replaced or removed unless by an affirmative vote of 75% of the Company’s shareholders.  As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the additional approval requirements for external directors. For more information see description under “Item 6.C - Board Practices – Election of Directors; Appointment of Officers” and “Item 6.C - Board Practices - External Directors”.

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

Special Notification Duties

Our articles of association provide that any shareholder whose shareholding increases above 1%, 5%, 10%, 15%, 20%, 25%, 30%, and so on, of our then outstanding share capital, is obliged to notify us in writing of such change within ten days.  A shareholder who fails to comply with this requirement will be denied his or her voting rights, in respect of shares in excess of the particular threshold the crossing of which was not reported, for a 6- to 24-month period to be determined in light of relevant circumstances by the board of directors in its sole discretion.  Shareholders complying with the filing requirements of Sections 13(d) and 13(g) of the Exchange Act and the regulations promulgated thereunder will not be subject to this requirement.

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

The Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder 25% or greater of the voting rights in the company.  This rule does not apply if there is already another holder of 25% or greater voting rights in the company.  As of the date of this annual report, we are not aware of any single shareholder, which holds 25% or more of the voting rights in the Company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is other holder of more than 45% of the voting rights in the company. The special tender offer must be extended to all shareholders but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

We currently do not have enough authorized ordinary shares to fully implement our Shareholders Rights Plan.

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

C.           MATERIAL CONTRACTS

The Rights Agreement

On January 12, 2009, we entered into a Rights Agreement, with Continental Stock Transfer & Trust Company, which provides for the implementation of the Shareholders Rights Plan authorized by our board of directors. For more information about the Shareholders Rights Plan see description under “Item 10.B – Memorandum and Articles of Association”.

SMARTRAC Transaction

During the fourth quarter of 2009 we and our subsidiary, MCT, entered into an asset purchase agreement with SMARTRAC Singapore Trading PTE for the sale by us and MCT of  our assets related to inlay production and machinery therefor and the sale of the assets of MCT , for a total purchase price of Euro 8.5 million (approximately $12.5 million) to be paid in cash, of which Euro 5 million was paid during 2009 and the balance of Euro 3.5 million will be paid in eight equal quarterly installments starting the first quarter of 2010. Simultaneously with the execution of the asset purchase agreement, we also entered into a supply agreement with SMARTRAC N.V., a Netherlands' company and an indirect holding company of SMARTRAC Singapore Trading PTE, by which SMARTRAC N.V became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products, at defined terms.The exclusivity applies to Card-Prelams (inlays) of all sizes, white RFID cards, government document inlays, Dual Interface Product, e-Passports inlays, each using a wire embedded transponder. In the asset purchase agreement, the parties also agreed to mutually accept and respect each others' patents and to cease all patent litigation,, and in particular all patent infringement legal proceedings , between SMARTRAC group and us.

BOT contract for an eID related product

In November 2009, we entered into a contract with a government agency in Africa for the supply, transfer, maintenance and operation of an electronic identification-related product. The project is funded based on a Build-Operate-Transfer (BOT) model and provides for an initial three-year period and minimum guaranteed payments to the Company  in the amount of $17 million. We initially planned to carry out the project via a joint venture between us and a local partner, a reputable system integrator that was to be responsible for project management and local operation in the country. We and our partner initially agreed to equally share 50% of the ownership in and profit of the joint venture. In November 2010, we agreed with our partner to change the engagement so that our partner will not be responsible for project management and local operation in the country, and in return we increased our share in the joint venture and agreed to pay our partner a fixed amount per each product for which we receive consideration. For the purpose of the joint venture, we incorporated a wholly-owned Israeli subsidiary under the name "DigOTI Ltd." which is the general partner of OTIgnia Licensing LLP, an Israeli limited liability partnership, which is the performing party.

Contracts for a turnkey National eID project

In December 2009 we entered into contracts with a foreign government agency relating to a turnkey national eID project. The contracts include the supply of electronic ID system and ID cards. The total consideration of the transaction to us exceeded $30 million.

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

Taxation of companies

General Corporate Tax Structure.  Israeli companies are subject to corporate tax at the rate of 29% of  taxable income in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% in the 2010 tax year, 24% in the 2011 tax year, 23% in the 2012 tax year, 22% in the 2013 tax year, 21% in the 2014 tax year, 20% in the 2015 tax year, and as from the 2016 tax year the company tax rate will be 18%. However, the effective tax rate payable by a company which derives income from certain approved enterprises may be considerably lower, as discussed further below.

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

Taxable income of a company derived from an approved enterprise is subject to a reduced corporate tax rate of 25%.  The benefit period is a period of seven consecutive years (or ten years in the case of a foreign investors’ company as defined below), starting in the year in which the approved enterprise first generates taxable income. However, the benefit period may be shorter, as it is limited to the earlier of 12 years from the commencement of production of the Approved Enterprise or 14 years from the date of approval.

A company owning an approved enterprise may elect to forego entitlement to grants otherwise available as a result of an approved enterprise in return for an alternative package of benefits.  Under the alternative package of benefits, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel.  Upon expiration of such period, the approved enterprise is subject to tax at the rate of up to 25% (or a lower rate in the case of a foreign investors’ company, as described below), for the remainder of the otherwise applicable benefits period, as described above.

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

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959.  The amendment to the Investments Law, which is effective as of April 1, 2005, has changed certain provisions of the Investments Law. The amendment includes revisions to the criteria for investments qualified to receive tax benefits as a “Privileged Enterprise”. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The primary changes are as follows:

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

Amendment no. 68. A comprehensive amendment to the Investment Law, that became effective on January 1, 2011, had changed the benefit systems according to the Investment Law with respect to industrial companies (benefits granted to a "Tourism Enterprise" remained unchanged). The amendment changed the goals of the Investment Law, which are no longer aimed at drawing foreign capital to Israel but, rather, to develops the market's manufacturing capacity, to improve the business sector's ability to cope with competition in international markets and to create the necessary infrastructure to create new jobs. As a result, tax benefits, available previously to foreign residents and to corporations which shares were owned by foreign residents, are cancelled.

•
Grants. According to the amendment, companies in development area A, which meet the definition of a "Competitive Enterprise" (i.e., mainly, an enterprise which 25% or more of its annual sales is generated from export) will be entitled to grants (and/or loans), with respect to investments promoting the Investment Law goals, including, for example, an investment in human resources (the grant may reach up to 24% of the eligible investment).

•
Tax benefits. The previous tax benefits according the Investment Law were cancelled and replaced with reduced fixed corporate tax rates, applicable to all of the Preferred Income of a Preferred Company (as opposed to the reduced tax rates or exemption from corporate tax on the portion of the revenues attributable to an approved or privileged plan, as was the case prior to the amendment). As a result, the amendment cancelled the previously existing corporate tax exemption alternative.

The terms "Privileged Enterprise", "Privileged Company" and "Privileged Income" were cancelled and replaced, respectively, with the new definitions relating to a "Preferred Enterprise", "Preferred Company" and "Preferred Income".  The term "Preferred Enterprise" now refers to an industrial enterprise that qualifies as a "Competitive Enterprise" and contributes to the local gross product, or a "Competitive Enterprise" in the field of renewable energy.  A "Preferred Company" is a company which meets the previous definition of a "Privileged Company" but includes also a registered partnership of which all partners are companies incorporated in Israel and excludes a company fully owned by the Israeli government.  The term "Preferred Income" is based on the previous definition of "Privileged Income", however, a "Preferred Income" includes only income generated from Israeli activities. In addition, the amendment clarifies that income whose source comes from an industrial R&D rendered to a foreign resident, which received the approval of the Chief Scientist, is eligible for benefits.  Royalty income is now considered a Preferred Income, if the Israeli tax authorities had confirmed such income to be accompanied to the manufacturing activities of the enterprise. It was also clarified that income from the sale of products which ingredient's source is another enterprise, which is a mine, a plant for the production of minerals or a plant for the search or production of oil, will not be considered as "Preferred Income".

        The reduced corporate tax rates applicable, according to the amendment, to the "Preferred Income" of a "Preferred Enterprise", in development area "A" and the rest of the country, in comparison to the standard corporate tax rates, are as follows:

Tax Year	Development Area "A"	Other Areas	Standard Corporate Tax
2011	10%	15%	24%
2012	10%	15%	23%
2013	7%	12.5%	22%
2014	7%	12.5%	21%
2015 and forward	6%	12%	20% (18% from 2016 and forward)

The amendment also cancelled the requirement for a "Minimum Eligible Investment" as a condition for tax benefits eligibility. As a result, the amount a company invests in assets and whether these assets are new or not, is irrelevant.

•
Dividends. Contrary to the provisions of the Investment Law prior to the amendment, the amendment determines that a dividend distributed from a "Preferred Income" to an Israeli company shareholder, will not be taxable. Dividends distributed from "Preferred Income" to an Individual shareholder or to a foreign resident shareholder, will continue to be taxed at 15%, subject to the provisions of relevant double taxation treaties.

•
 A Special Preferred Enterprise.  An enterprise which will meet certain criteria and will be approved as a "Special Preferred Enterprise" will enjoy a reduced 5% corporate tax rate at development area A and 8% in other areas, for a period of 10 years, on all its Preferred Income.

•
 Implementation. The amendment is applicable to Preferred Income derived by a Preferred Enterprise in the year 2011 and forward. As long as a company did not elect to apply the amendment, its Enterprise will continue to enjoy the tax benefits according to the Investment Law provisions prior to the amendment, until the end of the relevant Benefits Period. A company which has decided to adopt the benefits according to the amendment will deliver a notice to the Israeli tax authorities and such notice is final and may not be retrieved. In order to encourage companies to adopt the tax benefits according to the amendment, the amendment provides that a company which gives such notice not later than June 30, 2015, will be allowed to distribute a dividend from an Approved or Privileged enterprise, after payment of corporate tax, to an Israeli company shareholder, without additional taxes (compared to a 15% tax on such distribution according to the Investment Law prior to the amendment).

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

Royalties to the Chief Scientist as a Percentage of Grant	Manufacturing Volume Outside of Israel

120%	less than 50%
150%	between 50% and less than 90%
300%	90% and more

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

Amendment no. 5. This amendment, accepted on January 6, 2011, presents several modifications to the Research Law, several of which are described below.

            According to the amendment, a program will be approved only if the applicant had committed that the knowledge derived from the R&D according to the program and any other right derived from the program, will be fully owned by the applicant.  In order to encourage local industry, the amendment determines that in the event that manufacturing is performed outside of Israel or transferred abroad, increased royalty payments will apply. The amendment also broadened the opportunities to take part in multi-national projects with Industrial Corporations (instead of Industrial Enterprises before).

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

Capital gain exemption to non Israeli shareholders which will apply even in circumstances that Israel could tax according to the relevant tax treaty. Section 97(B3) determines that in order for a non Israeli resident who is a resident of a contracting state [i.e. a country with which Israel has a double taxation treaty] to be exempt from Israeli capital gains on the sale of shares in an Israeli resident company, the seller must comply with the following:

•	The shares were purchased between 31.7.2005 and 31.12.2008

•	A request must be filed at the time to report the future sale

•	The capital gain is not attributed to a Permanent Establishment the foreign resident has in Israel

•	He was a resident of a contracting state for a period of at least 10 consecutive years before the purchase of the shares

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

As the conditions of the exemption proved to be difficult to meet and in order to further encourage capital investments in Israel, Section 97(B3) was amended as part of amendment no. 169 to the Israeli Tax Ordinance, relevant to shares purchased as of January 1, 2009 and forward. According to the amendment, the requirement by which the shares should be purchased by a resident of a contracting state was cancelled and the exemption is now available also to persons who are not a resident of a contracting state, such as off shore companies. In addition, the requirement to file a notice with the Israeli tax authorities was removed, as well as the demand that the foreign resident files a report on the sale in his state of residency.

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

We do not at this time anticipate paying any dividends. But, if we do distribute property to you in the future, then subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC.  A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

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

The PFIC rules would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election.

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe that we were not a PFIC in 2010, we will not be considered a PFIC for our current taxable year, and there is only a small chance that we will be a PFIC in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in the current and future years depends on our assets and activities in those years. Because the market value of our ordinary shares is likely to fluctuate and because the market price of the shares of a technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year, a U.S. Holder could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to our ordinary shares.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “—Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States; (2) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2012. You should consult your tax advisor regarding the HIRE Act.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest on the loans we take, interest received on cash equivalents, short-term investments and foreign currency fluctuations. We may in the future undertake hedging or other similar transactions if our management determines that it is necessary to offset these risks.

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents, short term investments and to loans we take that are based on a floating/fixed interest rate.

Our cash and cash equivalents and short term investments are held substantially in U.S. dollars and NIS with financial banks and bear annual interest of approximately 3.9%.

As of December 31, 2010, we had fixed and variable interest rate long-term loan obligations of $7.0 million. Of this amount, $3.1 million was denominated in USD $2.5 million was denominated in Polish Zloty, $1.2 million was denominated in euro, $128,000 was denominated in New Israeli Shekel, and $103,000 was denominated in South African Rand. These loans will be repaid during the next six years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

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

The annual rate of inflation in Israel was 2.7% in 2010, 3.9% in 2009, and 3.8% in 2008. The NIS revalued by approximately 6.0% and 0.7% in 2010 and 2009, respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is euro, of ASEC Spolka Akcyjna is the Polish Zloty, of OTI Africa is the South-African Rand and of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. Our exposure to the exchange rate of the US dollar against the Yuan Renminbi has decreased following the sale of assets of MCT the sale of our assets related to inlay production and machinery therefore (as is more fully described in Item 10 C "Material Contracts").

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

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010.  Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report regarding internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this annual report.

(c)           Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2010  that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

The following fees were billed by KPMG International for professional services rendered thereby for the years ended December 31:

	2009	2010

Audit fees (1)	$318	$386
Audit related fee (2)	$62	$43
Tax fees (3)	$12	$19

	$392	$448

    (1)  The audit fees for the years ended December 31, 2010 and 2009, are the aggregate fees billed or billable (for the year) for the professional services rendered for the audits of our 2010 and 2009 annual consolidated financial statements, review of consolidated quarterly financial statements of 2010 and 2009, and services that are normally provided in connection with statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

(2)  The audit-related fees for the years ended December 31, 2010 and 2009 were for services in respect of employee benefit plan audits and internal control reviews.

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

Nevertheless, during 2010 we adopted a pre-approval policy, pursuant to which the audit committee pre-approves and delegates to our chairman the authority to approve the retention of ad-hoc audit and non-audit services from our independent auditors, beyond the scope approved by the audit committee as part of the annual audit plan.

Pursuant to said policy, our chairman, upon the recommendation of our management, can approve an audit or non-audit service, for a specific and limited scope, the fees for which do not exceed $5,000, provided that such additional services by the independent auditors shall not impair their independency.  The chairman shall notify the audit committee of any such additional services approved and the delegation of authority to the chairman shall not derogate from the audit committee’s responsibilities.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced in May 2009.  Our share repurchase program authorized the repurchase of our ordinary shares in a total amount of up to $2 million.  The share repurchase program was terminated in February 2011.

Period	Total number of Shares Purchased	Average Price Paid per Share	Total Number of shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan

June 2010	235,436	$2.11	235,436	$1.5 million
July 2010	85,855	$2.00	85,855	$1.3 million
August 2010	94,794	$1.97	94,794	$1.1 million
September 2010	78,120	$1.81	78,120	$1.0 million
October 2010	41,100	$1.92	41,100	$924,000
November 2010	27,170	$2.20	27,170	$864,000
Total	562,475	$2.02	562,475	$864,000

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

Although Rule 5635(c) to NASDAQ Listing Rules requires shareholder approval of equity compensation plans and material amendments thereto, we follow Israeli practice, which is to have such plans and amendments approved only by the board of directors, unless such arrangements are for the compensation of directors, in which case they also require the approval of the audit committee and the shareholders.

We have chosen to follow our home country practice in lieu of the requirements of Rule 5250(d)(1), relating to an issuer's furnishing of its annual report to shareholders and we post our annual report on Form 20-F on our web site (www.otiglobal.com) as soon as practicable following the filing of the annual report on Form 20-F with the SEC.

PART III

ITEM 17.                FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3—F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity and Non Controlling Interest	F-6
Consolidated Statements of Comprehensive Loss	F-7
Consolidated Statements of Cash Flows	F-8—F-9
Notes to the Consolidated Financial Statements	F-10—F-40

ITEM 19.                EXHIBITS

Exhibit No.	Description
1	Articles of Association (4)
2	Shareholders Rights Agreement, dated as of January 12, 2009, between the Registrant and Continental Stock Transfer & Trust Company (4)
4.1	Original Section 102 Share Option Plan of the Registrant.(2)
4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(1)
4.3	2008 Employee Stock Purchase Plan of the Registrant. (3)
4.4	2001 Employee Share Purchase Plan of the Registrant.(1)
4.5	2001 Share Option Plan of the Registrant.(7)
4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)
4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(1)

4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers.(5)
4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005.(6)
4.10	Contract between the Registrant and a government agency for the supply of the electronic ID system and ID cards. (8)
8.	List of subsidiaries (filed herewith).
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (filed herewith).
13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (filed herewith).
15	Consent of Independent Registered Public Accounting Firm (filed herewith).

(1)           Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed with the SEC on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 6, 2008.

(4)	Previously filed with the Company’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on January 12, 2009

(5)	Previously filed with the Company’s report on Form 6-K, as Schedule B to such report, filed with the SEC on June 25, 2008.

(6)           Previously filed with the Company’s report on Form 6-K filed with SEC on November 8, 2005.

(7)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 25, 2011.

(8)	Previously filed as Exhibit 4.10 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 31, 2010.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2010

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements as of December 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
On Track Innovations Ltd.:

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in equity, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2X to the consolidated financial statements, the Company adopted the provisions of ASU 2009-13, Revenue Recognition included in ASC Topic 605: Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Software included in ASC Topic 985, as of January 1, 2010.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
March 29, 2011

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2009	2010

Assets

Current assets
Cash and cash equivalents	$26,884	$15,409
Short-term investments	5,086	8,594
Trade receivables (net of allowance for doubtful accounts of $2,777 and $2,832 as of December 31, 2009 and December 31, 2010, respectively)	6,595	5,072
Receivables from sale of operation	-	2,336
Other receivables and prepaid expenses	2,478	1,532
Inventories	6,265	8,448

Total current assets	47,308	41,391

Severance pay deposits fund	1,112	1,355

Property, plant and equipment, net	14,366	14,826

Intangible assets, net	1,532	942

Assets from discontinued operation – held for sale	12,358	-
Total Assets	$76,676	$58,514

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2009	2010

Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,255	$6,881
Trade payables	9,649	6,874
Other current liabilities	16,174	8,954
Total current liabilities	32,078	22,709

Long-Term Liabilities
Long-term loans, net of current maturities	2,642	5,189
Accrued severance pay	3,373	3,727
Deferred tax liability	120	84
Total long-term liabilities	6,135	9,000

Total Liabilities	38,213	31,709

Liabilities related to discontinued operation	8,495	689

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2009 and
December 31, 2010; issued: 23,946,316 and 25,384,010
shares as of December 31, 2009 and December 31, 2010,
respectively; outstanding: 23,946,316 and 24,821,535 shares
as of December 31, 2009 and December 31, 2010, respectively	571	610
Additional paid-in capital	187,473	190,933
Treasury shares at cost – 0 and 562,475 shares as of December 31, 2009
and December 31, 2010, respectively	-	(1,136)
Accumulated other comprehensive income	570	645
Accumulated deficit	(158,623)	(164,812)
Shareholder’s equity	29,991	26,240
Non-controlling interest	(23)	(124)

Total Equity	29,968	26,116

Total Liabilities and Equity	$76,676	$58,514

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Year ended December 31
	2008	2009	2010

Revenues
Sales	$32,387	$28,488	$49,590
Licensing and transaction fees	2,635	2,949	4,037

Total revenues	35,022	31,437	53,627

Cost of revenues
Cost of sales	19,789	16,782	24,748
Total cost of revenues	19,789	16,782	24,748

Gross profit	15,233	14,655	28,879
Operating expenses
Research and development	10,300	8,127	8,373
Selling and marketing	10,370	10,371	11,643
General and administrative	11,210	9,230	9,479
Amortization and impairment of intangible assets	2,794	978	575
Impairment of goodwill	24,217	-	-

Total operating expenses	58,891	28,706	30,070

Operating loss	(43,658)	(14,051)	(1,191)
Financial expenses, net	(474)	(1,153)	(1,397)

Loss before taxes on income	(44,132)	(15,204)	(2,588)

Tax benefits (taxes on income)	675	(89)	(411)
Equity in loss of affiliate	(1,270)	-	-

Net loss from continuing operations	(44,727)	(15,293)	(2,999)
Net loss from discontinued operations	(5,211)	(8,078)	(3,292)

Net loss	(49,938)	(23,371)	(6,291)

Net loss (income) attributable to non-controlling interest	(57)	189	102
Net loss attributable to shareholders	$(49,995)	$(23,182)	$(6,189)
Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(2.19)	$(0.67)	$(0.12)
From discontinued operations	$(0.26)	$(0.35)	$(0.13)
	$(2.45)	$(1.02)	$(0.25)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	20,413,578	22,635,479	24,615,526

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Equity

US dollar in thousands, except share and per share data

	Number of Shares issued	Share capital	Additional paid-in capital	Treasury Shares	Accumulated other comprehensive Income (loss)	Accumulated deficit	Non-controlling interest	Total equity

Balance as of January 1, 2008	19,627,068	$454	$174,494	$-	$846	$(85,446)	$-	$90,348

Changes during the year ended
December 31, 2008:

Stock-based compensation related to options and shares issued to employees and others	-	-	6,460	-	-	-	-	6,460

Exercise of options, warrants and receipts in respect of employee share purchase plan	1,607,022	45	1,111	-	-	-	-	1,156
Receipt on account of shares	-	-	308	-	-	-	-	308
Shares and options issued in connection with
the purchase of a subsidiary	300,698	9	916	-	-	-	-	925

Adjustment to contingent consideration in connection with the purchase of a subsidiary	-	-	(345)	-	-	-	-	(345)
Foreign currency translation adjustments	-	-	-	-	(1,144)	-	6	(1,138)

Increase of the Company's ownership interests in a subsidiary	-	-	-	-	-	-	352	352
Net unrealized loss on available- for-sale securities	-	-	-	-	(27)	-	-	(27)
Net loss	-	-	-	-	-	(49,995)	57	(49,938)
Balance as of December 31, 2008	21,534,788	$508	$182,944	$-	$(325)	$(135,441)	$415	$48,101

Changes during the year ended December 31, 2009:

Stock-based compensation related to options and shares issued to employees and others	-	-	3,662	-	-	-	-	3,662
Exercise of options, warrants and receipts in respect of employee share purchase plan	2,411,528	63	458	-	-	-	-	521
Adjustment to contingent consideration in connection with the purchase of a subsidiary	-	-	162	-	-	-	-	162
Foreign currency translation adjustments	-	-	-	-	894	-	(2)	892
Increase of the Company's ownership interests in a subsidiary	-	-	247	-	-	-	(247)	-
Net unrealized gain on available- for-sale securities	-	-	-	-	1	-	-	1
Net loss	-	-	-	-	-	(23,182)	(189)	(23,371)
Balance as of December 31, 2009	23,946,316	$571	$187,473	$-	$570	$(158,623)	$(23)	$29,968

Changes during the year ended December 31, 2010:

Stock-based compensation related to options and shares issued to employees and others	-	-	3,419	-	-	-	-	3,419
Exercise of options and warrants	1,437,694	39	41	-	-	-	-	80
Payments to acquire treasury shares	-	-	-	(1,136)	-	-	-	(1,136)
Foreign currency translation adjustments	-	-	-	-	(316)	-	1	(315)
Net unrealized gain on available-for-sale securities	-	-	-	-	391	-	-	391
Net loss	-	-	-	-	-	(6,189)	(102)	(6,291)
Balance as of December 31, 2010	25,384,010	$610	$190,933	$(1,136)	$645	$(164,812)	$(124)	$26,116

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Comprehensive Loss

US dollar in thousands, except share and per share data

	Year ended December 31
	2008	2009	2010
Total comprehensive loss:
Net loss	$(49,995)	$(23,371)	$(6,291)
Foreign currency translation adjustments	(1,138)	892	(315)
Net unrealized gain (loss) on available-for-sale securities	(14)	(13)	405
Reclassification adjustment for gain (loss) on available-for-sale securities	(13)	14	(14)

Total comprehensive loss	$(51,160)	$(22,478)	$(6,215)
Comprehensive loss (income) attributable to the non-controlling interest	(63)	191	101

Total comprehensive loss attributable to shareholders	$(51,223)	$(22,287)	$(6,114)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Year ended December 31
	2008	2009	2010
Cash flows from operating activities
Net loss from continuing operations	$(44,727)	$(15,293)	$(2,999)
Adjustments required to reconcile net loss to net cash provided by (used in) continuing operating activities:
Stock-based compensation related to options and shares issued to employees and others	6,253	3,662	3,419
Loss (gain) on sale of property and equipment	25	(3)	(3)
Amortization and impairment of intangible assets and goodwill	27,011	978	575
Depreciation	1,708	1,413	1,553
Equity in net losses of an affiliated company	1,270	-	-

Accrued severance pay, net	78	(222)	111
Accrued interest and linkage differences on long-term loans	(27)	36	164
Decrease in deferred tax liability	(711)	(82)	(36)
Decrease (increase) in trade receivables	2,702	(1,326)	1,484
Increase (decrease) in allowance for doubtful accounts	548	(538)	29
Decrease in other receivables and prepaid expenses	567	663	892
Decrease (increase) in inventories	869	429	(2,377)
Increase (decrease) in trade payables	(1,859)	1,334	(2,704)
Increase (decrease) in other current liabilities	(2,008)	12,788	(7,020)
Net cash provided by (used in) continuing operating activities	(8,301)	3,839	(6,912)

Cash flows from investing activities

Acquisition of subsidiary, net of cash acquired (c)	(565)	-	-
Purchase of property and equipment	(1,518)	(4,124)	(2,346)
Payment of contingent consideration in connection with the purchase of a subsidiary (see note 1B)	-	-	(186)
Purchase of available-for-sale securities	(29,068)	(5,623)	(5,230)
Proceeds from maturity or sale of available-for-sale securities	34,551	1,418	2,013
Other, net	30	22	20
Net cash provided by (used in) continuing investing activities	3,430	(8,307)	(5,729)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(358)	911	(311)
Proceeds from long-term bank loans	-	1,636	4,650
Repayment of long-term bank loans	(508)	(543)	(1,031)
Payments to acquire treasury shares	-	-	(1,136)
Proceeds from receipt on account of shares and exercise of options and warrants, net	1,464	521	80
Net cash provided by continuing financing activities	598	2,525	2,252

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(3,875)	(5,544)	(3,305)
Net cash provided by discontinued investing activities	-	7,060	2,300
Total net cash provided by (used in) discontinued activities	(3,875)	1,516	(1,005)
Effect of exchange rate changes on cash	(126)	115	(81)

Decrease in cash and cash equivalents	(8,274)	(312)	(11,475)
Cash and cash equivalents at the beginning of the year	35,470	27,196	26,884

Cash and cash equivalents at the end of the year	$27,196	$26,884	$15,409

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Year ended December 31
	2008	2009	2010

Supplementary cash flows activities:
A. Cash paid during the period for:
Interest paid	$58	$37	$136
Income taxes paid	$5	$125	$167
B. Non-cash transactions:
Purchase of property and equipment	$137	$-	$-
Other receivables	$70	$70	$-
Receivables related to sale of operation	$-	$-	$2,336
C. Acquisition of consolidated subsidiary:
Assets acquired and liabilities assumed of the subsidiary at date of acquisition:
Working capital surplus, excluding cash and cash equivalents	$-	$-	$-
Property and equipment	(31)	-	-
Goodwill	(830)	-	-
Customer contracts and relationships	(561)	-	-
Non competition agreement	(194)	-	-
Technology	(59)	-	-
Deferred tax liability	185	-	-
	(1,490)	-	-
Issuance of shares in consideration for the acquisition	775	-	-
Direct costs of acquisitions paid via grant of options	150	-	-
	$(565)	$-	$-

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

ID Parking was purchased for a purchase price of Euro 750 and $319 transaction costs, comprised of Euro 250 ($396) in cash and Euro 500 ($775) in the Company's ordinary shares. The aggregate share consideration was 300,698 ordinary shares of the Company that were issued in June 2008. The ID Parking Transaction shares are subject to a lock-up arrangement, under which one third of those shares (approximately 100,233 ordinary shares) were released from lock-up every six months for an aggregate period of 18 months following June 30, 2008 (closing date). According to the lock up arrangement, the final number of shares will be calculated according to the actual share price at the time of their release. In the case that the aggregate share value exceeds Euro 500, a respective amount of shares will be forfeited, and if the value is less than Euro 500, the Company will pay the difference in cash. During 2010 the Company paid this difference in the amount of  $186.

The acquisition was accounted for using the purchase method of accounting and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed.

ID Parking operations have been included in the Company’s consolidated financial statements since June 30, 2008. In connection with the acquisition, the Company recognized three intangible assets (net of deferred taxes): customer contract, fair value of $454, non competition agreement, fair value of $127 and technology, fair value of $48. Amortization is computed over the estimated useful lives of the respective assets, generally three to ten years. The Company also recognized goodwill in the amount of $830 (as to goodwill impairment in 2008, see note 6A).

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 - General (cont’d)

B.           Acquisition of subsidiaries: (cont'd)

2.	Millennium Card’s Technology Limited

On September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of its subsidiaries Pioneer Oriental International Limites (“POI”) and e-Pilot Group Limited (“e-Pilot”) were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006.

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

During December 2009, the Company and MCT entered into an assets purchase agreement with SMARTRAC Singapore Trading PTE (“SMARTRAC”) for the sale of certain assets and production intellectual property (IP) relating to inlay production from the Company and MCT, for a total purchase price of Euro 8,500 (approximately $12,253) to be paid in cash, whereof Euro 5,000 were paid during 2009 and the balance of Euro 3,500 will be paid in eight equal quarterly installments starting the first quarter of 2010. Accordingly, assets and liabilities related to the discontinued operation are presented separately in the balance sheets and disposed of in 2010. The results from this operation and the cash flows for the reporting periods are presented in the statements of operations and in the statements of cash flow, as discontinued operations separately from continuing operations. (See note 13).

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

Transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in ASC Topic 830, Foreign Currency Matters (“ASC 830”), i.e. are translated into the functional currency using the prevailing exchange rates at the date of the transactions.  All exchange gains and losses from remeasurement of balance sheet items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations.

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with ASC 830, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of equity (accumulated other comprehensive loss).

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

C.           Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates include the valuation of useful lives of long-lived assets, revenue recognition, valuation of accounts receivable and allowance for doubtful accounts, inventories, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

As of December 31, 2009 and 2010 Cash equivalents does not include any of securities with an original term of less than three months.

E.           Short-term investments

The Company accounts for investments in U.S and Israeli treasury securities, and in corporate bonds in accordance with ASC Topic 320, Investments – Debt and Equity Securities.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2009 and 2010, the Company's investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses, net of tax are reported as a separate component of  equity (accumulated other comprehensive loss) until realized. Interest income is recognized when earned and included in the consolidated statement of operations in financial income. Realized gains and losses, as well as premium or discount amortization, are included in financial income or expenses.

In April 2009, the FASB issued ASC Topic 320, Recognition and Presentation of Other-Than-Temporary Impairments, which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive loss, net of applicable income taxes.

On December 31, 2010, there was an unrealized gain on the Company’s investment in fixed-rate treasury securities and corporate bonds in the amount of $376.

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
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

G.           Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a "moving average" basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2008, 2009 and 2010, have been included in cost of revenues.

The Company applies ASC Topic 330, Inventory which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, the above topic requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

H.           Investment in an affiliated company

In the financial statements the term affiliated company refers to its Chinese joint venture, a company held to the extent of 49%. The investment in an affiliated company is accounted for under the equity method.  Profits not yet realized on transactions with the Group are eliminated at the same rate as the percentage holding in the affiliated company. During 2008 the Company had fully written off its investment in the affiliated company, resulted from uncertainty in future revenues timing.

I.           Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land (over the terms of the lease, see note 7A(1))	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
(mainly - 10)
Motor vehicles	6

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

The Company recorded an impairment loss with respect to its intangible assets in the amount of $1,427 in 2008 (See Note 6B). No impairment losses were recoded in 2009 and 2010.

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

The Company recorded an impairment loss of $24,217 in 2008 (See Note No. 6A). No impairment losses were recorded in 2009 and 2010.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets; generally three to ten years (see also Note 2J).

L.           Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable, collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized upon completion of testing and approval of the customization of the product by the customer, provided that no further obligation exists. Revenues are recognized net of value added tax.

License and transaction fees are recognized as earned based on actual usage. Usage is determined by receiving confirmation from the users.
Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

In arrangements that contain multiple elements the Company early adopted the guidelines set forth in ASU 2010-13 and ASU 2010-14, see note 2X.

The Company recognized certain long-term contract revenues in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts" (ASC 605-35”).

Pursuant to ASC 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, as applicable to each contract.

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2010, no such estimated losses were identified.

Revenues and costs recognized pursuant to ASC 605-35 on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

M.           Research and development costs

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist - "OCS") in approved programs for research and development are recognized as reduction of research and development expenses as the related costs are incurred.

N.	Stock-based compensation

Employees

The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

ASC Topic 718, Compensation – Stock Compensation, requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. The Company uses the Black-Scholes option pricing model.

During 2008, 2009 and 2010 some of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share’s market price at the grant date.

The fair value of each option granted during 2008, 2009 and 2010, for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model and the following assumptions:

1. 2.
Dividend yield of zero percent for all periods.

Risk-free interest rate of 1.63%, 1.47% and 1.86% for, 2008, 2009 and 2010, respectively, based on U.S. Treasury yield curve in effect at the time of grant.

3. 4.
Estimated expected lives of 2.5-5 years for all periods, or contractual life.

Expected average volatility of 49%, 63% and 74% for 2008, 2009 and 2010, respectively, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

For additional information see Note 11C.

Non-Employees

The Company uses an option valuation model to measure the fair value of these options at the grant date and at each subsequent reported period until the exercise date is reached. During 2008 and 2010 all options were granted with a par value exercise price and during 2009 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

N.	Stock-based compensation (cont'd)

The fair value of each option granted during 2009 for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk-free interest rate of 1.69%.

3.	Estimated expected lives of 2.5-5 years.

4.	Expected average volatility of 63%, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

O.           Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (6,210,112, 3,676,315 and 2,547,530 for December 31, 2008, 2009 and 2010, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities have an anti-dilutive effect for all periods presented.

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

• •
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

R.           Non-controlling Interest

On January 1, 2009, the Company adopted ASC Topic 810- Consolidation, which requires certain changes to the presentation of the financial statements. This amendment requires non-controlling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of operations as part of consolidated net earnings (($57), $189 and $102 for the years ended December 31, 2008, 2009 and 2010, respectively) and to include the accumulated amount of non-controlling interests in the consolidated balance sheets as part of equity (($23) and $(124) at December 31, 2009 and December 31, 2010, respectively). The amount previously reported as net losses is now presented as net loss attributable to shareholders. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

S.           Severance pay

The Company’s liability for severance pay for some of its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis. The Company’s liability for those Israeli employees is partially provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies.

In respect of other Israeli employees, the Company obtained approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt the Company from any additional obligation to these employees for whom the said depository payments are made.

Severance pay expenses for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $510, $124 and $561, respectively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

T.           Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $874, $942 and $1,078, respectively.

U.           Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, U.S and Israeli treasury securities, corporate bonds and trade receivables.

Cash equivalents are invested mainly in U.S. dollars with major banks in Israel and Europe. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

U.S. treasury securities are denominated in U.S. dollars. Israeli treasury securities are denominated in NIS. Corporate bonds are in both U.S dollars and NIS.  Management believes that minimal credit risk exists with respect to these securities.

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations. In determining the adequacy of the allowance, management bases its opinion, inter alia, on the estimated risks, current market conditions, in reliance on available information with respect to the debtor's financial position.  As for major customers, see Note 15.

The activity in the allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010

Allowance for doubtful accounts at beginning of year	$2,767	$3,315	$2,777
Additions charged to allowance for doubtful accounts	535	123	210
Write-downs charged against the allowance	-	(685)	(181)
Translation differences	13	24	26

Allowance for doubtful accounts at end of year	$3,315	$2,777	$2,832

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

X.           Accounting pronouncements adopted in 2010

1.    ASU 2009-13 - Multiple Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements.

The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company has adopted this guidance prospectively for the Company’s annual reporting periods, beginning after January 1, 2010 regarding certain arrangements which include providing IT Solution, selling products and customer services. The total arrangement consideration is allocated proportionally to the separate deliverables in the arrangement using Estimated Selling Price for each component. The product and the service deliverables are accounted for under ASC 605-10. The Company’s IT Solution is accounted for under ASC 605-35.

2.   ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements that Include Software Elements

In October 2009, ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements was issued that amends the accounting rules addressing software revenue recognition for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality. The guidance also amends the determination of how arrangement consideration should be allocated to deliverables in a multiple-deliverable revenue arrangement. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The Company has adopted this guidance for the Company’s annual reporting periods, and interim periods within them, beginning after January 1, 2010.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 3 – Investment Securities

The carrying amount, gross unrealized holding gains and losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2010 and 2009 were as follows:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value
At December 31, 2010
U.S. Treasury securities	1,605	7	(6)	1,606
ILS treasury securities	1,963	176	-	2,139
Corporate bonds	4,722	147	(20)	4,849

	8,290	330	(26)	8,594
At December 31, 2009
U.S. Treasury securities	1,605	-	(8)	1,597
ILS treasury securities	2,152	-	(13)	2,139
Corporate bonds	1,352	-	(2)	1,350

	5,109	-	(23)	5,086

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2010:

	Carrying
	amount	Fair value
Due after six months through five years	7,573	7,573
Due after five years through ten years	1,021	1,021

	8,594	8,594

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 4 - Other Receivables and Prepaid Expenses

	December 31
	2009	2010
Government institutions	$393	$260
Prepaid expenses	685	438
Other receivables	1,400	834

	$2,478	$1,532

Note 5 - Inventories

	December 31
	2009	2010
Raw materials	$3,128	$3,007
Work in progress	916	2,408
Finished products	2,221	3,033

	$6,265	$8,448

Note 6 - Goodwill and Intangible Assets, Net

A.           Goodwill

During 2008 the Company conducted its annual goodwill impairment test on the goodwill acquired. The test was based on the Company's single reporting unit structure. As a result of the decrease in the Company’s market capitalization in 2008 and deteriorating global economy, the Company determined that the carrying value of the goodwill exceeded its implied fair value.  The Company further concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $24,217. As of December 31, 2009 and 2010, the Company has no goodwill balances.

B.           Intangible assets, net

	December 31
	2009	2010
Cost
Technology	$1,639	$1,639
Brand	579	579
Know-how	452	452
Non competition agreement	194	194
Customer contracts and relationships	6,141	6,141

Total cost	9,005	9,005

Accumulated amortization and impairments
Technology*	1,419	1,549
Brand	579	579
Know-how	452	452
Non competition agreement	102	171
Customer contracts and relationships**	4,921	5,312
Total Accumulated amortization	7,473	8,063

	$1,532	$942

*	include $78 impairment loss which was recorded in 2008.
**	include $1,349 impairment loss which was recorded in 2008.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net (cont’d)

B.	Intangible assets, net (cont’d)

i.
Amortization expense amounted to $1,367, $978 and $575 for the years ended December 31, 2008, 2009 and 2010, respectively.

As of December 2008 the Company conducted an impairment test on the intangible assets recognized in the acquisition of InSeal, as a result of an uncertainty relating to a customer of InSeal and the future revenues from that customer. As a result, the Company recorded an impairment charge of $1,427 in the fourth quarter of 2008.

Both amortization expenses and impairment loss of intangible assets were recorded in the statement of operations in the years incurred.

ii	Estimated amortization expense for the years ending:

December 31
2011	492
2012	168
2013	51
2014	51
2015 and thereafter	180
942

Note 7 - Property, Plant and Equipment, Net

A.           Consist of:

	December 31
	2009	2010
Cost
Land	$496	$466
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,356	4,356
Buildings	5,841	5,728
Computers, software and manufacturing equipment	10,826	12,865
Office furniture and equipment	1,857	1,852
Motor vehicles	626	639
Total cost	24,274	26,178

Total accumulated depreciation	9,908	11,352

Net book value	$14,366	$14,826

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

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 7 - Property, Plant and Equipment, Net (cont’d)

B.	As to liens - See Note 10C.

C.	Depreciation expenses amounted to $1,708, $1,413 and $1,553 for the years ended December 31, 2008, 2009 and 2010, respectively.

D.
On February 16, 2007, the Company completed the acquisition of the smart card module production line of Barun Electronics Co. Ltd. ("Barun"), a Korean company, for consideration of 480,000 of its ordinary shares and 50,000 warrants at par value, valued at approximately $3,300. As of December 31, 2009 the equipment had not  been operative. Pursuant to the acquisition agreement, the Company has registered under the Securities Act the resale of the 480,000 ordinary shares issued to Barun.

The 480,000 ordinary shares issued to Barun in connection with the transaction are subject to a lock-up agreement, whereby (i) 126,000 ordinary shares are releasable upon presentation by Barun to the escrow agent of a confirmation that certain specified machinery has been received by the Company, (ii) 189,000 ordinary shares are releasable in 12 equal monthly installments (of 15,750 ordinary shares each) on the first day of each calendar month following the arrival confirmation date, and (iii) 165,000 ordinary shares shall be released in 12 equal monthly installments (of 13,750 ordinary shares each) on the first day of each calendar month commencing at the end of the 12-month period referred to in the foregoing clause. As of December 31, 2010 all the ordinary shares have been released.

This smart card module production line is part of the assets acquired by SMARTRAC and as of December 31, 2009 was classified as assets from discontinued operation – held for sale assets in the balance sheet (see note 13) and disposed of in 2010.

E.	During 2008 the Company issued 53,760 options to service providers at exercise price of par value, valued at approximately $137, in connection with property, plant and equipment.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 8 - Other Current Liabilities

	December 31	December 31
	2009	2010
Employees and related expenses	$1,869	$2,049
Accrued expenses	1,155	3,128
Customer advances	*12,692	3,490
Other current liabilities	458	287

	$16,174	$8,954

*	The Company received an advance payment from a customer amounting to approximately $11,200 for the commencement of a turnkey project.

Note 9 - Long-Term Loans

A.           Composition of long-term loans:

	December 31	December 31
	2009	2010
Long-term loans	$3,512	$7,041
Less - current maturities	870	1,852

	$2,642	$5,189

As of December 31, 2010, the loans are from banks and are denominated in: U.S. dollars ($3,115; matures in the years 2011 - 2013), Euro ($1,162; mature in the years 2014 - 2026), New Israeli Shekel ($128; matures in 2012) South African Rand ($103; matures in 2017) and Polish Zloty ($2,499; matures in 2011-2014). As of December 31, 2010 these loans bear interest at rates ranging from 1.9%-9% (mainly 5.1%) per annum.

B.           Repayment dates of long-term loans subsequent to December 31, 2010:

2011	$1,852
2012	2,233
2013	1,949
2014	105
2015	95
Thereafter	807
$7,041

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 9 - Long-Term Loans (cont’d)

C.           Composition of short-term loans, bank credit and current maturities of long-term loans:

	December 31		December 31
	2009	2010	2009	2010
	%	%
	Interest rate

In NIS	4.25	5.33	2,733	2,923
In USD	4.09	4.13	1,296	1,016
In Euro	5.50	5.50	1,356	1,090
			5,385	5,029
Current maturities of long-term loans			870	1,852

			$6,255	$6,881

The weighted average interest rate of the short-term bank credit for the years ended December 31, 2009 and 2010 were 4.53% and 5.13%, respectively.

D.	Liens for short-term and long-term borrowings - see Note 10C.

E.	As of December 31, 2010, the Group has authorized and used credit lines of approximately $4,600 and $3,900, respectively.

F.
Agreements that were made with banks, in order to secure bank services and obtain bank credit and loans, include financial covenants and restrictive covenants. As of the balance sheet date the Company is in compliance with all of its covenants.

Note 10 - Commitments and Contingencies

A.           Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter).  The total amount of grants received until December 31, 2010 , net of royalties paid, was approximately $4,685 (including accrued interest).

Royalties paid or accrued amounted to $640, $412 and $250 for the years ended December 31, 2008, 2009 and 2010, respectively, and were charged to cost of revenues.

The Company entered into a long term supply agreement with SMARTRAC under which SMARTRAC became the Company’s exclusive supplier for wire-embedded and dual interface inlays, according to its needs, and its supplier for other products at defined terms and prices.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 - Commitments and Contingencies (cont’d)

B.           Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2011 through 2015.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2010 are as follows:

2011	$625
2012	375
2013	380
2014	387
2015	55

$1,822

Rent expense amounted to $1,114, $1,197 and $1,143 for the years ended December 31, 2008, 2009 and 2010, respectively.

C.           Liens

Leasehold land and a vehicle are pledged in favor of a bank in relation to both long-term and short-term borrowings.

The Company and certain subsidiaries have recorded floating charges on all of its tangible assets in favor of banks.

The Company's manufacturing facilities have been pledged as security in respect of a loan received from a bank.

D.           Guarantees

As of December 31, 2010, the Company granted guarantees to third parties including performance guarantees and guarantees to secure customers advances in the sum of $3,968.
The expiration dates of the guarantees range from January 2011 to July 2013.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity.

A.           Share capital

1. 2. 3. 4.
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

During 2010, warrants to purchase 98,000 ordinary shares were exercised into ordinary shares in consideration of $3.

B.           Options to non-employees

The Company issued options to non-employees as follows:

1.
In 2008, the Company issued 945,313 par value options and shares to non-employees with respect to services rendered.  The aggregate fair value of the options was $2,409, based on the share market price as of day of grant.

2.
In 2009, the Company issued 1,294,000 par value options and shares to non-employees with respect to services rendered.  The aggregate fair value of the options was $1,546, based on the share market price as of day of grant.

3.
In 2010, the Company issued 770,000 par value options and shares to non-employees with respect to services rendered.  The aggregate fair value of the options was $1,747, based on the share market price as of day of grant.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont’d).

C.           Stock option plans

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

On November 14, 2010, the Company's Board of Directors approved a further increase of 950,000 options to be reserved under the Company’s share option plan.

The vesting period for the options ranges from immediate vesting to ratable vesting over a ten- year period.  The exercise price of options under the plan is at varying prices. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants.

The Company’s options activity (including options to non-employees) and options outstanding and options exercisable as of December 31, 2008, 2009 and 2010 are summarized in the following table:

	Number of	Weighted average
	options	exercise
	outstanding	price per share
Outstanding – December 31, 2007	2,652,276	2.85
Options granted	1,585,313	0.33
Options cancelled or forfeited	(212,491)	1.20
Options exercised	(1,104,217)	0.02
Outstanding – December 31, 2008	2,920,881	2.69
Options granted	1,596,000	0.16
Options cancelled or forfeited	(506,484)	5.65
Options exercised	(1,669,512)	0.02
Outstanding – December 31, 2009	2,340,885	2.23
Options granted	1,799,000	0.76
Options cancelled or forfeited	(383,161)	9.42
Options exercised	(1,229,694)	0.06
Outstanding – December 31, 2010	2,527,030	1.16

Exercisable as of:

December 31, 2008	1,846,024	$3.71
December 31, 2009	1,586,626	$2.91
December 31, 2010	1,469,280	$1.17
Vested and expected to vest at December 31, 2010	2,527,030	$1.16

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont'd)

C.           Stock option plans (cont’d)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2010:

	Options outstanding			Options Exercisable
	Number	Weighted		Number
	outstanding	average	Weighted	Outstanding	Weighted
	as of	remaining	Average	As of	Average
	December 31,	contractual	Exercise	December 31,	Exercise
Range of exercise price	2010	life (years)	Price	2010	Price
$0.03	1,148,120	2.65	$0.03	891,870	$0.03
0.99-1.46	831,000	4.06	1.12	287,500	1.09
2.00-3.91	509,250	3.23	2.78	251,250	3.26
9.00-9.82	31,230	1.14	9.66	31,230	9.66
21.1-32.00	5,030	0.13	29.83	5,030	29.83
42.5	2,400	0.19	42.5	2,400	42.5
	2,527,030			1,469,280

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2008, 2009 and 2010 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2008	2009	2010	2008	2009	2010	2008	2009	2010
Weighted average exercise prices	$2.08	$1.14	$2.38	$2.00	$1.89	$2.08	$0.02	$0.03	$0.50
Weighted average fair values on grant date	$0.67	$0.52	$1.30	$0.38	$0.47	$1.06	$2.20	$1.58	$1.93

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010, was approximately $4,200, $4,300 and $3,200, respectively. The total intrinsic value of options expected to vest at December 31, 2008, 2009 and 2010, was approximately $3,900, $1,800 and $1,400, respectively. The total intrinsic value of options vested and exercisable at December 31, 2008, 2009 and 2010, was approximately $4,900, $3,700 and $3,500, respectively.

Following is a summary of non-vested options activity as of December 31, 2010, under the Company’s stock-based compensation plans:

		Weighted
	Number of	average grant
	options	date fair value
Non-vested at January 1, 2010	754,258	2.78
Granted	1,799,000	1.84
Vested	(1,435,258)	2.36
Forfeited	(60,250)	1.55

Non-vested at December 31, 2010	1,057,750	1.82

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont'd)

C.           Stock option plans (cont’d)

As of December 31, 2010, there was approximately $1,000 of total unrecognized compensation cost related to non-vested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.1 year. The total fair value of shares vested during the year ended December 31, 2010 was approximately $4,300.

During 2008, 2009 and 2010, the Company recorded share-based compensation expenses in the amount of $6,253, $3,662 and $3,419, respectively, in accordance with ASC 718.

D.           Warrants

1.
The number of warrants issued by the Company during the year ended December 31, 2008 were 90,000, with a per share weighted average exercise price of NIS 0.1 (par value – of approximately $0.02), for each year. No such warrants were issued in 2009 and 2010.

2.
Pursuant to a marketing platform purchase agreement dated as of June 25, 2008, by and between the Company and Structure Financial Group (“SFG”), the Company granted to SFG and TheSpearhead Capital Ltd. (“TheSpearhead”) equally, warrants to purchase in aggregate up to 1,000,000 of the Company's ordinary shares (the “Warrants”) (500,000 each) as an aggregate consideration for the Company’s purchase of SFG's marketing platform together with certain consulting services (“SFG Transaction”). The warrants expired during 2009 in accordance with their terms.

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

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2010:

	Warrants outstanding
	Number	Weighted
	Outstanding	Average	Weighted
	as of	Remaining	Average
	December 31	Contractual	Exercise
Range of exercise price	2010	Life (Years)	Price

NIS 0.1 (par value)	20,500	5.4	0.03

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont'd)

E.           Employee Share Purchase Plan

In 2008, the Company established an Employee Share Purchase Plan pursuant to which 1.5 million shares have been reserved for employees including the Company’s subsidiaries. The purchase price of the shares will be 85% of the trading price on the date of purchase. During 2008, 480,289 shares had been issued to employees under this plan in consideration of $1,125.

As at December 31, 2008, the Company recorded to shareholders' equity an amount of $308 in respect to amounts received from employees on account of shares to be issued (a total of 254,098 shares were issued subsequently in 2009).

During 2009, 817,572 shares have been issued to employees under this plan in consideration of $787.

Total expenses recognized in the consolidated statements of operations with respect to the 2008 plan amounted to $256, $86 and $0 for the years end December 31, 2008, 2009 and 2010, receptively.

F.           Repurchase program

The Company had adopted a repurchase program pursuant to which it acquired during 2010 562,475 of its ordinary shares for an aggregate purchase price of $1,136. Subsequent to the balance sheet date, the Company terminated this program.

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

2.             Tax benefits under the Law for the Encouragement of Capital Investments, 1959

The Company maintains three investment programs in buildings, equipment and production facilities, which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company (due to its location in Israel) to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that are earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without additional tax liability on the Company only upon its complete liquidation.

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the regular corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 18% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2010.

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

The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in the Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the consumer price index and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2010.

Amendment to the Law for the Encouragement of Capital Investments – 1959

On December 29, 2010 an amendment to the Law for the Encouragement of Capital Investments – 1959 was approved (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law. Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, similar to the provisions of the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

3.	The Law for the Encouragement of Industry (taxes), 1969

The Company believes that it qualifies as an “Industrial Company” under the Law for the Encouragement of Industry. The principal tax benefits for the Company are the deductibility of costs in connection with public offerings and amortization of certain intangibles.

4.	Tax rates

On July 25, 2005, the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005. The Amendment provides for a gradual reduction in the company tax rate.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2008 tax year are as follows: In the 2008 tax year – 27%, in the 2009 tax year - 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

B.	Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

C.           Deferred income taxes:

	December 31	December 31
	2009	2010
Deferred tax assets:
Net operating loss carryforwards	$22,291	$23,014
Goodwill	2,220	1,903
Other	2,477	2,414

Total gross deferred tax assets*	26,988	27,331
Less – valuation allowance*	(26,988)	(27,331)

Net deferred tax assets	$-	$-

Deferred tax liability -

Intangible assets	(120)	(84)

Net deferred tax liability	$(120)	$(84)

* Including as of December 31, 2009 and 2010 $3,492 and $3,442 respectively, gross deferred tax assets and valuation allowance related to discontinued operations.

The valuation allowance for deferred tax assets as of December 31, 2009 and 2010 was $26,988 and $27,331, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2008, 2009 and 2010, was an increase of $11,615, a decrease of $3,856 and an increase of $343, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets as of December 31, 2010, will be allocated as follows:

Income tax benefit that would be reported in the consolidated statements of operations	$25,695
Additional paid-in capital	1,636
Total	$27,331

D.
As of December 31, 2010, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $105,846. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable operational income. Under the Income Tax (Inflationary Adjustments) Law, 1985, and based on the Company’s election (see note12A), tax loss carryforwards are linked to the USD.  Tax loss carryforwards relating to non-Israeli companies aggregate approximately $15,408, which will expire as follows: 2012 - $438, 2013 - $9, 2014- $42, 2025 - $266, 2026 - $3,206 and 2027- $533. The remaining balance of $10,914 can be utilized with no expiration date.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

E.
The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2010 and prior years, because the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. As of December 31, 2010, the undistributed earnings of these foreign subsidiaries were approximately $2,861. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or deferred taxes were recorded in Israel. Non-Israeli income tax benefit (expense) included in the consolidated statements of operations are as follows:

	Year ended December 31
	2008	2009	2010
Current	$(36)	$(171)	$(447)
Deferred	711	82	36

Income tax benefit (expenses)	$675	$(89)	$(411)

Income tax benefit  (expenses) for the years ended December 31, 2008, 2009 and 2010, differed from the amounts computed by applying the Israeli statutory tax rates of 27%, 26% and 25% to loss before taxes on income as a result of the following:

	Year ended December 31
	2008	2009	2010
Computed “expected” income tax benefit	$11,916	$3,953	$646
Decrease in income tax benefit resulting from:
Change in valuation allowance, net	(8,411)	(3,102)	(481)
Stock-based compensation related to options issued to employees	(1,078)	(564)	(418)
Impairment of goodwill	(1,781)	-	-
Non-deductible expenses	(57)	(201)	(220)
Other	86	(175)	62

Total income tax benefit (expenses)	$675	$(89)	$(411)

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

G.	Income (loss) before taxes on income consists of the following:

	Year ended December 31
	2008	2009	2010
Israel	$(35,064)	$(14,017)	$(3,092)
Non-Israel	(9,068)	(1,187)	504

	$(44,132)	$(15,204)	$(2,588)

H.           Accounting for uncertainty in income taxes

The Company applies the guidelines of ASC Subtopic 740-10 regarding uncertainty in income taxes (previously known as “FIN 48”), which clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements (“ASC 740-10”). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

As of January 1, 2008, and for the years ended December 31, 2008, 2009 and 2010, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2008, 2009 and 2010, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its major subsidiaries file income tax returns in Israel, Hong Kong, Poland and Germany. With few exceptions, the income tax returns of the Company and its major subsidiaries are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2004.

Note 13 – Discontinued operations

A.
During December 2009 the Company and MCT entered into an assets purchase agreement with SMARTRAC for the sale of certain assets and production intellectual property (IP) relating to inlay production from the Company and MCT, for a total purchase price of Euro 8,500 (approximately $12,253) to be paid in cash, whereof Euro 5,000 were paid during 2009 and the balance of Euro 3,500 will be paid in eight equal quarterly installments starting the first quarter of 2010. Accordingly, assets and liabilities related to the discontinued operation are presented separately in the balance sheets and disposed of in 2010. The results from this operation and the cash flows for the reporting periods are presented in the statements of operations and in the statements of cash flow, as discontinued operations separately from continuing operations.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data
Note 13 – Discontinued operations (cont’d)

B.	Set forth below are details of assets from discontinued operation- held for sale and liabilities related to discontinued operation:

	As of December 31
	2009	2010
Assets
Inventories	$5,815	$-
Property, plant and equipment, net	6,423	-
Other assets	120	-

	$12,358	$-

Liabilities
Accrued expenses	$1,435	$689
Advances related to sale of assets	7,060	-

	$8,495	$689

C.	Set forth below are the results of operations of the discontinued operation:

	Year ended December 31
	2008	2009	2010

Revenues	$5,195	$6,720	$1,331
Expenses	(10,406)	(14,798)	(3,701)
Other loss*	-	-	(922)

Results of the discontinued operation	$(5,211)	$(8,078)	$(3,292)

* Loss from sale of the operation

Note 14 - Related Party Balances and Transactions

Transactions

	Year ended December 31
	2008	2009	2010

Costs and expenses*	$112	$90	$81

* Cost and expenses relate to services provided to the Company by related parties.

Balances

As of December 31, 2009 and 2010 the Company has no related party balances.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 15 - Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with ASC Topic 280, "Disclosures About Segments of an Enterprise and Related Information".

	Year ended December 31
	2008	2009	2010

Revenues by geographical areas from external customers
Americas	$5,100	$9,810	$30,137
Far East	3,641	2,365	1,817
Africa	5,423	3,813	6,368
Europe	16,786	11,590	11,756
Total export	30,950	27,578	50,078
Domestic (Israel)	4,072	3,859	3,549

	$35,022	$31,437	$53,627

	December 31	December 31
	2009	2010

Long lived assets by geographical areas
Domestic (Israel)	$5,471	$4,530
Germany	4,957	4,412
Poland	3,031	4,403
France	625	501
Other	1,814	1,922

	$15,898	$15,768

Major Customers

Revenues from one customer represent approximately 21% and 53% of the consolidated revenues for the years ended December 31, 2009 and 2010, respectively. There were no major customers (customers representing 10% or more of total revenues) in the year ended December 31, 2008.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 16 – Subsequent events

1.
On January 4, 2011 PARX Ltd., the Company’s subsidiary, entered into an assets acquisition agreement with Ganis Systems (“Ganis”) for the acquisition of assets and intellectual property (IP). In consideration for this acquisition, the Company will pay Ganis $400 in cash and will issue to it 130,521 ordinary shares of the Company. The ordinary shares will be subject to lock-up, where 26,760 ordinary shares will be free from lock up seven months after the closing date and an additional 34,587 ordinary shares will be released from lock-up after 12, 18 and 24 months after the closing date. In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450 over the next three years, based on reaching certain success criteria determined by the companies. Under the terms of the agreement, the chairman of board of the Company (or the board) will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.

2.
On February 8, 2011 we closed a firm commitment underwritten public offering of 6,000,000 ordinary shares, including shares issued pursuant to the underwriters over-allotment option, at a public offering price of $3.00 per share. The net proceeds to us were approximately $16,900.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer
and Chairman of the Board

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

Date:  March 29, 2011