Form 20-F/A
period 2010-12-31
ON TRACK INNOVATIONS LTD
filed 2011-12-20
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 1

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

David Bar-Yosef, General Counsel
Tel: (011) 972-4-6868000
E-mail: davidBY@otiglobal.com
Z.H.R. Industrial Zone
P.O. Box 32, Rosh Pina, Israel 12000

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  31,705,166 Ordinary Shares, par value NIS 0.10 per share.

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

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes   ☒ No

EXPLANATORY NOTE

The Registrant hereby files this Amendment No. 1 on Form 20-F, or the Amendment, in order to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 30, 2011, or the Form 20-F. This Amendment is being filed, in response to certain comments received from the staff of the Commission, solely for purposes of amending Item 10.C. – Additional Information - Material Contracts, and Item 19. Exhibits and by filing of exhibits 4.10 through 4.14 and certain currently dated certifications. Accordingly, this Amendment includes the cover page, Item 10.C and Item 19 to the Form 20-F and such exhibits.

Other than as expressly set forth above, this Amendment does not, and does not purport to amend, restate, or update the information contained in the Form 20-F, or reflect any events that have occurred after the Form 20-F was filed.

Item 10.  Additional Information

C.	Material Contracts

The Rights Agreement

On January 12, 2009, we entered into a Rights Agreement, with Continental Stock Transfer & Trust Company, which provides for the implementation of the Shareholders Rights Plan authorized by our board of directors. For more information about the Shareholders Rights Plan see description under “Item 10.B – Memorandum and Articles of Association”.

SMARTRAC transaction

In December 2009, we and our wholly owned subsidiary, Millennium Card´s Technology Limited, or MCT, entered into an asset purchase agreement, or the Asset Purchase Agreement, with SMARTRAC Singapore Trading PTE, or SMARTRAC PTE, for the sale by us and MCT of our assets related to inlay production and machinery, and the sale of the assets of MCT, for aggregate consideration of €8.5 million (approximately $12.5 million at the time). Such consideration was to be paid in cash, of which €5 million was paid during 2009, and the remaining €3.5 million was to be paid in eight equal quarterly installments, with the first payment due on the first quarter of 2010. During 2010, all of MCT’s business and operations were shut down and all of its assets were transferred.

We undertook that for a period of five years, not to, directly or indirectly, engage in the business related to (i) the production of transponders using wire embedded technology; (ii) the production of wire embedded dual interface technology; or (iii) the production of machinery as produced by MCT prior to the date of the Asset Purchase Agreement. In addition, the parties agreed to mutually accept and respect each others' patents and to cease all patent litigation, including all patent infringement legal proceedings.

Simultaneously with the execution of the Asset Purchase Agreement, we entered into a supply agreement, or the Supply Agreement, with SMARTRAC N.V., a Netherlands company and an indirect holding company of SMARTRAC PTE, by which SMARTRAC N.V. became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our non-exclusive supplier for other products specified in the Supply Agreement.

We have no obligation to purchase minimum quantities of any products from SMARTRAC N.V. Nevertheless, we do have an exclusivity arrangement with SMARTRAC N.V. in accordance with the terms of the Supply Agreement that applies to Card-Prelams (inlays) of all sizes, white RFID cards, government document inlays, Dual Interface Product, e-Passports inlays, each using a wire embedded transponder. Subject to certain customary early termination provisions, the Supply Agreement will terminate on December 31, 2014, provided, however, that we have the right to extend the term of the Supply Agreement ten times for consecutive one-year-periods.

BOT contract for an eID related product in Tanzania

In November 2009, we entered into an agreement, or the Tanzania Agreement, with the Tanzania Revenue Authority of the United Republic of Tanzania for the supply, transfer, maintenance and operation of a computerized driver’s license system, or the System, including supplying the IT solution, equipment and driving license eID cards in Tanzania. Pursuant to the Tanzania Agreement we are required to support the operations of the System for a period of three years, extendable by an additional year. At the end of the period, we are to transfer the System, including title thereof, to the Tanzanian government. The project is funded based on a Build-Operate-Transfer (BOT) model and provides minimum guaranteed payments to the Company in an aggregate amount in excess of $17 million.

Contracts for a turnkey National eID project in Ecuador

In November and December 2009, we entered into two agreements with the Direccion General de Registro Civil of Ecuador, an Ecuadorian governmental agency, relating to a National electronic ID project in Ecuador in consideration, in the aggregate, of $32.6 million. One agreement was for the supply, integration, and maintenance services of a nationwide IT solution and for the supply of electronic ID cards. In addition, according to such agreement, we are required to provide maintenance and services until June 30, 2012. The term of such agreement is thirty months. The other agreement was for the supply of electronic ID cards. The term of such agreement is six months. We completed supply of the IT solution for the ID project and the electronic cards under the two agreements during the fourth quarter of 2010.

ITEM 19. EXHIBITS

Exhibit No.	Description
1	Articles of Association. (4)
2	Shareholders Rights Agreement, dated as of January 12, 2009, between the Registrant and Continental Stock Transfer & Trust Company. (4)
4.1	Original Section 102 Share Option Plan of the Registrant. (2)
4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc. (1)
4.3	2008 Employee Stock Purchase Plan of the Registrant. (3)
4.4	2001 Employee Share Purchase Plan of the Registrant. (1)
4.5	2001 Share Option Plan of the Registrant. (1)
4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)
4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant. (1)
4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers. (5)
4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005. (6)
4.10^	Agreement, dated November 25, 2009, by and between the Tanzania Revenue Authority and the Registrant (filed herewith).
4.11^	Supply Agreement, dated December 22, 2009, by and between SMARTRAC N.V. and the Registrant (filed herewith).
4.12^	Asset Purchase Agreement, dated December 22, 2009, by and among SMARTRAC Singapore Trading PTE, Millennium Card´s Technology Limited, and the Registrant (filed herewith).
4.13^
Supply, Integration and Maintenance Services Agreement, dated December 9, 2009, by and between the Registrant and the Direccion General De Registro Civil, Identificaciòn y Cedulacion of Ecuador (unofficial English translation from Spanish original) (filed herewith).

4.14^
Supply of Electronic Identification Cards Agreement, dated December 11, 2009, by and between the Registrant and the Direccion General De Registro Civil, Identificaciòn y Cedulacion of Ecuador (unofficial English translation from Spanish original) (filed herewith).

8.1	List of subsidiaries. (7)
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (furnished herewith).
13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (furnished herewith).
15	Consent of Independent Registered Public Accounting Firm. (7)

(1)	Previously filed with the Company’s Registration Statement on Form F-1, filed on June 14, 2002.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed with the Commission on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 6, 2008.

(4)	Previously filed with the Company’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on January 12, 2009.

(5)	Previously filed with the Company’s report on Form 6-K, as Schedule B to such report, filed with the SEC on June 25, 2008.

(6)	Previously filed with the Company’s report on Form 6-K filed with SEC on November 8, 2005.

(7)	Previously filed with the Company’s annual report on Form 20-F, filed with the SEC on March 30, 2011.

^	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman of the Board

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

Date:  December 20, 2011