Form 20-F/A
period 2010-12-31
ON TRACK INNOVATIONS LTD
filed 2012-03-16
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

AMENDMENT NO. 2

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

Tanir Horn,  Cheif Financial Officer
Tel: (011) 972-4-6868000
E-mail: Tanir@otiglobal.com
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

☐Yes   ☒ No

EXPLANATORY NOTE

We are filing this Amendment No. 2 to our annual report on Form 20-F, or the Form 20-F/A, to amend Exhibits 4.10, 4.11, 4.12, 4.13, and 4.14, or the Exhibits, to our annual report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission, or the Commission, on March 30, 2011,  or the Annual Report, and amended by Amendment No. 1 on Form 20-F, which was filed with the Commission on December 20, 2011.

The Exhibits to the Annual Report are hereby deleted in their entirety and replaced with Exhibits 4.10, 4.11, 4.12, 4.13, and 4.14, respectively, filed herewith, to disclose certain additional information previously redacted pursuant to requests for confidential treatment by the Registrant.

In addition, we are filing or furnishing, as indicated in this Form 20-F/A, as exhibits certain currently dated certifications.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to amend, restate, or update the information contained in the Annual Report, or reflect any events that have occurred after the Annual Report was filed.

ITEM 19. EXHIBITS

Exhibit No.	Description
1	Articles of Association. (4)
2	Shareholders Rights Agreement, dated as of January 12, 2009, between the Registrant and Continental Stock Transfer & Trust Company. (4)
4.1	Original Section 102 Share Option Plan of the Registrant. (2)
4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc. (1)
4.3	2008 Employee Stock Purchase Plan of the Registrant. (3)
4.4	2001 Employee Share Purchase Plan of the Registrant. (1)
4.5	2001 Share Option Plan of the Registrant. (1)
4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)
4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant. (1)
4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers. (5)
4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005. (6)
4.10^	Agreement, dated November 25, 2009, by and between the Tanzania Revenue Authority and the Registrant (filed herewith).
4.11^	Supply Agreement, dated December 22, 2009, by and between SMARTRAC N.V. and the Registrant (filed herewith).
4.12	Asset Purchase Agreement, dated December 22, 2009, by and among SMARTRAC Singapore Trading PTE, Millennium Card´s Technology Limited, and the Registrant (filed herewith).
4.13^
Supply, Integration and Maintenance Services Agreement, dated December 9, 2009, by and between the Registrant and the Direccion General De Registro Civil, Identificaciòn y Cedulacion of Ecuador (unofficial English translation from Spanish original) (filed herewith).

4.14^
Supply of Electronic Identification Cards Agreement, dated November 11, 2009, by and between the Registrant and the Direccion General De Registro Civil, Identificaciòn y Cedulacion of Ecuador (unofficial English translation from Spanish original) (filed herewith).

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

Date:  March 16, 2012