Form 20-F
period 2011-12-31
ON TRACK INNOVATIONS LTD
filed 2012-04-11
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2011

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

Tanir Horn, Chief Financial Officer
Z.H.R. Industrial Zone
P.O. Box 32, Rosh Pina, Israel 12000
Tel: (011) 972-4-6868000
Fax: (011) 972-4-6938887
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  31,135,062 Ordinary Shares, par value NIS 0.10 per share.

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

☐Yes    ☒ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “OTI”, or the “Company” are to On Track Innovations Ltd. and its wholly or majority owned subsidiaries

•	“dollars” or “$” are to United States dollars;

•	“NIS” or “shekels” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (including the regulations promulgated thereunder); and

•	the “SEC” is to the United States Securities and Exchange Commission.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws.  Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3D – "Risk Factors", Item 4 – “Information on the Company” regarding, among other things, our belief as to increased acceptance of smart-card technology, expansions of the use of our technology, acquisitions, the impact of our relationship with technology partners and business partners as well as to our revenue and the development of future products, Item 5 – “Operating and Financial Review and Prospects,” regarding, among other things, increased generation of revenues from licensing and transaction fees, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses and adequacy of capital resources, Item 10C – "Material Contracts", as well as elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D., “Key Information- Risk Factors”, and elsewhere in this annual report.

PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.           KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011, and the selected consolidated balance sheet data as of December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report.  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

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

	Year ended December 31
	2007	2008	2009	2010	2011
	(In thousands, except share and per share data)
REVENUES
Sales	$33,467	$32,387	$28,488	$49,590	$39,200
Licensing and transaction fees	2,631	2,635	2,949	4,037	12,055
Total revenues	36,098	35,022	31,437	53,627	51,255

COST OF REVENUES
Cost of sales	20,372	19,789	16,782	24,748	24,225
Cost of licensing and transaction fees	-	-	-	-	714
Total cost of revenues	20,372	19,789	16,782	24,748	24,939

Gross profit	15,726	15,233	14,655	28,879	26,316

OPERATING EXPENSES
Research and development	11,218	10,300	8,127	8,373	9,163
Selling and marketing	9,148	10,370	10,371	11,643	13,705
General and administrative	12,838	11,210	9,230	9,479	9,346
Amortization and impairment of intangible assets	1,314	2,794	978	575	507
Impairment of goodwill	-	24,217	-	-	-
Total operating expenses	34,518	58,891	28,706	30,070	32,721

Operating loss	(18,792)	(43,658)	(14,051)	(1,191)	(6,405)

Financial income (expense), net	1,678	(474)	(1,153)	(1,397)	(419)
Other expense, net	(23)	-	-	-	-
Loss before taxes on income	(17,137)	(44,132)	(15,204)	(2,588)	(6,824)
Tax benefits (taxes on income)	226	675	(89)	(411)	(269)
Equity in net losses of affiliated company	(358)	(1,270)	-	-	-

Net loss from continuing operations	(17,269)	(44,727)	(15,293)	(2,999)	(7,093)
Net loss from discontinued operations	(4,412)	(5,211)	(8,078)	(3,292)	-

Net loss	(21,681)	(49,938)	(23,371)	(6,291)	(7,093)
Net loss (income) attributable to noncontrolling interest	1,038	(57)	189	102	168

Net loss attributable to shareholders	$(20,643)	$(49,995)	$(23,182)	$(6,189)	$(6,925)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(0.86)	$(2.19)	$(0.67)	$(0.12)	$(0.22)
From discontinued operations	$(0.23)	$(0.26)	$(0.35)	$(0.13)	$-
	$(1.09)	$(2.45)	$(1.02)	$(0.25)	$(0.22)

Weighted average number of ordinary shares used in computing net loss per ordinary share - basic and diluted	18,896,214	20,413,578	22,635,479	24,615,526	31,524,315

	As of December 31
	2007	2008	2009	2010	2011
Balance Sheet Data:
Cash and cash equivalents	$35,470	$27,196	$26,884	$15,409	$12,517
Total current assets	66,755	48,004	47,308	41,391	49,940
Assets from discontinued operation – held for sale	-	-	12,358	-	-
Total assets	118,460	70,309	76,676	58,514	65,734
Total liabilities	28,112	22,208	38,213	31,709	29,142
Long term loans, net of current maturities	2,432	1,762	2,642	5,189	4,026
Liabilities related to discontinued operations	-	-	8,495	689	150
Total shareholders’ equity	90,348	47,686	29,991	26,240	36,729
Total Ordinary Shares outstanding	19,627,068	21,534,788	23,946,316	24,821,535	31,135,062

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

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

Risks Related to Our Business

We have a history of losses and we may continue to incur full-year losses in 2012 and in subsequent years.

We have incurred losses in each year since we commenced operations in 1990. We reported net losses attributable to shareholders of  $20.6 million in 2007, $50.0 million in 2008 (including a goodwill impairment charge of $24.2 million), $23.2 million in 2009, $6.2 million in 2010 and $6.9 million in 2011. We may continue to incur full year losses in 2012 and afterwards, as we invest in the expansion of our global marketing network, reduce our product prices in return for transaction fees based on the volume of transactions in systems that contain our products, invest in fixed assets that may generate revenues more slowly than expected and enhance our research and development capabilities.

We depend on a small number of large customers, and the loss of one or more of them would lower our revenues.

Our customer base is concentrated among a limited number of large customers, primarily because a substantial part of our revenues is derived from large projects. We anticipate that our revenues will continue to depend on a limited number of major customers. The companies considered to be our major customers and the percentage of our revenue represented by each major customer vary from period to period. In 2010 and for 2011, our largest customer represented 53% and 16% respectively, of our total revenues for such periods. In addition, in 2011 two other customers accounted for 14% each of the total revenues.  The loss of any one of our major customers, or if any of our customers have difficulty meeting their financial obligations to us for any reason, would adversely affect our financial condition.

If the market for smart cards in general, and for contactless microprocessor-based smart cards in particular, does not grow, sales of our products may not grow and may even decline.

The success of our products depends on commercial enterprises, governmental authorities and other potential card issuers adopting contactless microprocessor-based smart card technologies. Other card technologies, such as magnetic strips or bar codes, are widely used and could be viewed by potential customers as more cost effective alternatives to our products. Additionally, potential customers in developed countries such as the United States may already have installed systems that are based on technologies different from ours and therefore may be less willing to incur the capital expenditures required to install or upgrade to a contactless microprocessor-based smart card system. As a result, we cannot assure that there will be significant market opportunities for contactless microprocessor-based smart card products. If demand for contactless microprocessor-based smart card products such as ours does not develop or develops more slowly than we anticipate, we may have fewer opportunities for growth than expected.

If we fail to develop new products or adapt our existing products for use in new markets, our revenue growth may be impeded and we may incur significant losses.

To date, we have sold products incorporating our technology within a limited number of markets. We are devoting significant resources to developing new products and adapting our existing products for use in new markets, such as mobile payment solutions, parking solutions and medical cards for use in hospitals. If we fail to develop new products or adapt our existing products for new markets, we may not recoup the expenses incurred in our efforts to do so, our revenue growth may be impeded and we may incur significant losses.

We have acquired several companies or groups of companies and we intend to continue to pursue strategic acquisitions in the future.  The failure to successfully integrate acquired companies and businesses or to acquire new companies and businesses may harm our financial performance and growth.

During the last few years we acquired several companies or businesses around the world.

In certain cases, we paid for these acquisitions through the issuance of our Ordinary Shares and in certain cases, warrants to purchase Ordinary Shares and cash consideration. These and future acquisitions could result in:

•	difficulties in integrating our operations, technologies, products and services with those of the acquired companies and businesses;

•	difficulty in integrating operations that are spread across significant geographic distances;

•	diversion of our capital and our management's attention away from other ongoing business issues;

•	potential loss of key employees and customers of companies and businesses we acquire;

•	increased liabilities as a result of liabilities of the companies and businesses we acquire; and

•	dilution of shareholdings in the event we acquire companies and businesses in exchange for our Ordinary Shares.

We may not successfully integrate all technologies, manufacturing facilities or distribution channels that we have or may acquire and we cannot assure that any of our recent acquisitions will be successful. In addition, if we do not acquire new companies and businesses in the future, our business may not grow as expected. If any of our recent or future acquisitions are not successful, our financial performance and business may be adversely affected.

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

Pursuant to certain agreements we have entered into with our suppliers, sales agents and joint venture partners, we have agreed to restrict ourselves in some areas of business for different time periods, ranging from several months to several years. In addition, in certain markets, we sell our products through sales agents which, in certain cases, have exclusive sales rights in that market if specified sales quotas are met. The foregoing could have a material adverse effect on our business, operating results and financial condition if these partners do not perform in a satisfactory manner.

We face intense competition. If we are unable to compete successfully, our business prospects will be impaired.

We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than us.

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

Our products require microprocessors. The microprocessor industry periodically experiences increased demand and limited availability due to production capacity constraints. Increased demand or limited availability of microprocessors could substantially increase the cost of producing our products. Some of our customers have fixed prices in their contracts, and therefore we may not be able to pass on any increases in costs to such customers, and consequently our profit margin may be reduced.

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

Our quarterly revenues and operating results have varied substantially in the past and may continue do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include, among others, the following:

•
The size and timing of orders placed by our governmental customers is difficult to predict. Governmental projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. For example, we started to prepare our offer for the Israeli national electronic parking system project in 1992, we were awarded the contract in May 1998 and deployment began just in January 2000. We started recognizing revenues only in the second half of 2000.

•
Our rental expenses are fixed and we may not be able to reduce these expenses in the event of a reduction in revenues in a particular quarter. In addition, our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

•	The tendency of some of our clients, due to budgetary reasons, to place orders for products toward the last quarter of their financial year.

As a result of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers.  We sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. However, other than our Supply Agreement with SMARTRAC N.V., as described below, we do not generally have long-term supply contracts under which our suppliers are committed to supply us with components at fixed or defined prices. Suppliers could increase component prices significantly without warning or could discontinue the manufacturing or supply of components used in our products. In addition, third party suppliers may face other challenges in fulfilling their contractual obligations with us which are beyond our control.  For instance, our 2011 financial results were adversely impacted by the flooding in Thailand which had direct impact on a plant of one of our principal contractors for inlays, and this caused disruptions to our supply chain and specifically affected our ability to deliver products to our customers.  We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

In connection with the sale of MCT's assets and other assets of OTI, we entered into a long-term supply agreement with SMARTRAC N.V. (as more fully described in Item 10 C. "Material Contracts"), under which SMARTRAC N.V. became our exclusive supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products, at defined terms and prices. The potential adverse effects of dependence on third party suppliers apply in this case to a higher extent.

Part of our suppliers are located in Europe and the Far East, and therefore we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

If we fail to hire, train and retain qualified research and development personnel, our ability to enhance our existing products, develop new products and compete successfully may be materially and adversely affected.

Our success depends, in part, on our ability to hire and train qualified research and development personnel. Individuals who have expertise in research and development in our industry are scarce. Competition for such personnel in the electronics industry is intense, particularly in Israel. Consequently, hiring, training and retaining such personnel is time consuming and expensive. In addition, it may be difficult to attract qualified personnel to Rosh Pina, which is located in the northern part of Israel. If we fail to hire, train and retain employees with skills in research and development, we may not be able to enhance our existing products or develop new products.

If we are unable to protect or assert our intellectual property rights, our business and results of operations may be harmed.

Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, design, copyright and trade secret laws, confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings.

Our patent portfolio includes over 100 issued patents and pending patent applications encompassing product applications, software platforms, system and product architecture, product concepts and more in the fields of Near Field Communications, or NFC, contactless payments, secure ID, petroleum and parking solutions.  Our issued patents are registered in the United States, Europe, Australia, Israel and other countries and our patent applications are pending in the United States, Europe, the Far East, Israel, South Africa and additional territories. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or patent applications as well as our registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or independent development by others of similar technologies or products. If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours, which would harm our business, financial position and results of operations.

In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in multiple countries. For instance, in March 2012 we filed a patent infringement lawsuit alleging that T-Mobile USA, Inc. sells NFC enabled phones that infringe a patent we own.  These legal and administrative proceedings could be expensive and could occupy significant management time and resources.

Security breaches and system failures could expose us to liability, harm our business and result in the loss of customers.

We retain sensitive data, including intellectual property, books of record and personally identifiable information, on our networks. It is critical to our business strategy that our infrastructure and other infrastructure we use to host our solutions remain secure, do not suffer system failures and are perceived by customers and partners to be secure and reliable. Despite our security measures, our infrastructure and third party infrastructure we use to host our solutions may be vulnerable to attacks by hackers or other disruptive problems. Our policy is to  cap our liability to damages at the cost of the project. Yet, we cannot ensure that the actual liabilities imposed on us in case of data security issues or data loss issues would indeed be subject to such cap.  Any security breach or system failure may compromise information stored on our networks. Such an occurrence could negatively affect our reputation as a trusted provider of solutions and hosting such solutions by adversely affecting the market’s perception of the security or reliability of our products or services.

        If we fail to adhere to regulations and security standards imposed by credit card networks, or if our products are not certified or otherwise fail to comply with such regulations and security standards (such as payment card industry standards, etc.) or if our customers fail to take proper protective measures and hold OTI liable for the consequences, our results of operations could be adversely affected.

Our products are designed to collect, store, and route certain personally identifiable information from the clients and clients of our customers, as well as processing such clients’ payments using payment information.  In addition, we may store such information on our servers.

We are required by some of our customers to meet industry standards imposed by payment systems standards setting organizations such as EMVCo LLC, credit card associations such as Visa, MasterCard, and other credit card associations and standard setting organizations such as PCI SSC, Intermec and the U.K. Cards Association and other local organizations. Furthermore, many of our offerings are subject to the Payment Card Industry Data Security Standards (PCI DSS), which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. Even though we attempt to protect our company through our contracts with our customers, clients and other third-party service providers and in certain cases assess their security controls, we still have limited oversight or control over their actions and practice. We implemented an off-site backup policy which is expected to help in case of system crash that may be caused by hackers, intruders or attackers. Yet, this policy cannot guarantee total % failsafe as not all attack possibilities are known. We also advise our customers to have a suitable insurance policy covering cyber attacks on their systems including system restore and derived liabilities in case of stolen data and further advise them to watch their backup policy carefully, ensuring off-site backups.

New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, encryption of cardholder data, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our products, while non- compliance may harm our reputation or result in customer and clients claims. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products.  Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay. After installation of a system, the customer is responsible for physical security, power supply air condition, backup and any other operational step ensuring the servers from unexpected crashes. Yet, these may happen outside of OTI's control and, as above, OTI advises its clients to take backup and insurance measures for such cases.

In addition, even if our products are designed to be compliant, compliance with certain security standards is determined based on our customer’s or service provider's network environment in which our products are installed and, therefore, is dependent upon a number of additional factors such as proper installation of the components of the environment including our systems, compliance of software and system components provided by other vendors, implementation of compliant security processes and business practices and adherence to such processes and practices.

Our business and financial condition could be adversely affected if we do not comply with new or existing industry standards and regulations, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

Our products may infringe on the intellectual property rights of others.

It is not always possible to know with certainty whether or not the manufacture and sale of our products does or will infringe patents or other intellectual property rights owned by third parties. For example, patent applications may be pending at any time which, if granted, covers products that we developed or are developing. In certain jurisdictions, the subject matter of a patent is not published until the patent is issued. Third parties may, from time to time, claim that our products infringe on their patent or other intellectual property rights. In addition, if third parties claim that our customers are violating their intellectual property rights, our customers may seek indemnification from us (which could be costly), or may terminate their relationships with us. Our products depend on operating systems licensed to us and we may also be subject to claims by third parties that our use of these operating systems infringes on their intellectual property rights. Any intellectual property claim could involve time-consuming and disruptive litigation that, if determined adversely to us, could prevent us from making or selling our products, subject us to substantial monetary damages or require us to seek licenses.

Intellectual property rights litigation is complex and costly, and we cannot be sure of the outcome of any litigation. Even if we prevail, the cost of litigation could harm our results of operations. In addition, litigation is time consuming and could divert our management’s attention and resources away from our business. If we do not prevail in any litigation, in addition to any damages we might have to pay, we might be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products and solutions, and expend significant resources to develop non-infringing technology or obtain licenses on unfavorable terms. Licenses may not be available to us on acceptable terms or at all. In addition, some licenses are non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or cannot design around any third party patents or otherwise avoid infringements, we may be unable to sell some of our products.

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

We have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2007	13	50	5	21	11
2008	15	48	10	15	12
2009	12	37	8	31	12
2010	12	22	3	56	7
2011	24	32	18	19	7

Our ability to maintain our position in existing markets and to penetrate new, regional and local markets is dependent, in part, on the stability of regional and local economies. Our regional sales may continue to fluctuate widely and may be adversely impacted by future political or economic instability in these or other foreign countries or regions.

In addition, there are inherent risks in these international operations which include, among others:

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

We report in US dollars while a portion of our revenues and expenses is incurred in other currencies, therefore currency fluctuations could adversely affect our results of operations.

We generate a significant portion of our revenues in U.S. Dollars but, for example, we incur a large portion of our expenses in other currencies, principally employees’ salaries in NIS, and the majority of the expenses of our German and French subsidiaries, InterCard and PARX France are in Euros, of our subsidiary in Poland, ASEC Spolka Akeyjna, or ASEC, in Polish Zloty and of our subsidiary in South Africa, OTI Africa, in South-African Rand. To the extent that we and our subsidiaries based in Israel, Europe and South-Africa conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are, therefore, exposed to foreign currency exchange rate fluctuations. More specifically, we face the risk that our accounts receivable denominated in non U.S. Dollar currencies will be devalued if such currencies weaken quickly and significantly against the U.S. Dollar.  Similarly, we face the risk that our accounts payable and debt obligations denominated in non U.S. Dollar will increase if such currencies strengthen quickly and significantly against the U.S. Dollar.  These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. Dollar against the NIS or other currencies.

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

Some of our products are subject to government regulation in the countries in which they are used. For example, card readers used in the United States and in Europe require certification of compliance with regulations of the U.S. Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization  approved industry standards regulating the transfer of data between contactless smart cards and a reader that we generally meet.  If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

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

Our products may contain defects that are only discovered after the products have been deployed or used. This could harm our reputation, result in loss of customers and revenues and subject us to product liability claims.

Our products are highly technical and deployed as part of large and complex projects. As a result  of the nature of our products, they can only be fully tested when fully deployed. For example, the testing of our parking payment product required the distribution of sample parking payment cards to drivers, installation of electronic kiosks at which a card holder can increase the balance on his or her card, linking of kiosks to financial and parking databases, collection of data through handheld terminals, processing of data that is collected by the system, compilation of reports and clearing of parking transactions. Any defects in our products could result in:

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

Most government contracts are awarded through a competitive bidding process, and some of the business that we expect to seek in the future likely will be subject to a competitive bidding process. Competitive bidding presents a number of risks, including:

•	the frequent need to compete against third parties with more financial and marketing resources and more experience than we have in bidding on and performing major contracts;

•
the need to compete against third parties that may be long-term, entrenched incumbents for a particular contract we are competing for and which have, as a result, greater domain expertise and established customer relations;

•	the need to compete on occasion to retain existing contracts that have in the past been awarded to us on a sole-source basis;

•	the substantial cost and managerial time and effort necessary to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and cost structure that will be required to service a fixed-price contract that we are awarded; and

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

In addition, government contracts subject us to risks associated with tender processes (which many times include, third party challenges and long qualification period), public budgetary restrictions and uncertainties, actual contracts that are less than awarded contract amounts, and cancellation at any time at the option of the government (sometimes due to challenges by third parties). Any failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future contracts for a significant period of time, any of which could adversely affect our business by requiring us to pay significant fines and penalties or prevent us from earning revenues from government contracts during the suspension period. Cancellation of any one of our major government contracts could have a material adverse effect on our financial condition.

The government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power, based on financial difficulties or investigations of their contractors, to deem contractors unsuitable for new contract awards. Because we engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

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

In 2009, 2010 and 2011 we experienced delays in part of the projects we are involved with. For example, in our Panama project for supplying electronic immigration control system we have experienced delays in the project implementation. Delays in other projects might occur as a result of factors that are beyond our control such as customer readiness or shortage in purchased components needed for project implementation as well as our readiness to implement the projects. If such delays occur in the future, it might affect our revenues, profitability and our share price.

The general economic outlook may adversely affect our business.

Our operations and performance depend on worldwide economic conditions and their impact on levels of business and public spending, which deteriorated significantly in many countries and regions and may remain depressed for the foreseeable future.  This may adversely affect the budgeting and purchasing behavior of our customers and our potential customers, including shifting customers purchasing patterns to lower-cost options, which could adversely affect our product sales.

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

We derive a portion of our revenues from sales to systems integrators that are not the end-users of our products. We are dependent, to a certain extent, on the ability of these integrators to maintain their existing business and secure new business.

In 2009, 2010 and 2011, 9%, 4% and 7%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. We are one step removed from the end-users of our products, therefore it may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries might be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

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

Our international sales and operations are subject to complex laws relating to foreign corrupt practices and anti-bribery laws among many other subjects. A violation of, or change in, these laws could adversely affect our business, financial condition or results of operations.

Our operations in countries outside the U.S. are subject to the Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs will always protect us from reckless or criminal acts committed by our employees or agents. Allegations of violations of applicable anti-corruption laws, including the FCPA, may result in internal, independent, or government investigations. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could have a material adverse effect on our business and consolidated results of operations. We are also subject to the risks that our employees, joint venture partners, and agents outside of the U.S. may fail to comply with other applicable laws. The costs for complying with these and similar laws may be significant and could reasonably be expected to require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on our business, financial condition or results of operations.

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

As of March 30, 2012, we had 32,489,961 outstanding Ordinary Shares, 1,178,699 Ordinary Shares we repurchased and are held by us as dormant shares, 281,369 warrants to purchase additional Ordinary Shares at a weighted average exercise price of $ 3.48 per share and 3,085,081 options to purchase additional Ordinary Shares at a weighted average exercise price of $1.25 per share.  We may, in the future, sell or issue additional Ordinary Shares.  We have an effective shelf registration statement under which we raised approximately $16.6 million (net of issuance costs) from the public in exchange for 6,000,000 of our Ordinary Shares.  The market price of our Ordinary Shares could drop as a result of sales of substantial amounts of our Ordinary Shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our Ordinary Shares or other securities.

We may not be able to meet NASDAQ Global Market continued listing requirements and our shares may be delisted.

We may not be able to meet NASDAQ Global Market continued listing requirements in the NASDAQ Listing Rules, or the NASDAQ Rules, and our Ordinary Shares may be delisted.  For example, if the bid price of our Ordinary Shares is less than $1.00 for 30 consecutive business days or more, our shares may be moved to be traded on the NASDAQ Capital Market, or be delisted. After the bid price of a company goes below $1.00 for 30 consecutive business days, NASDAQ provides it a grace period before shares are being moved to be traded on the NASDAQ Capital Market or delisted. On March 30, 2012, the closing price of our Ordinary Share was $1.68.

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

We have never declared or paid cash dividends on our Ordinary Shares, and we do not anticipate paying cash dividends in the foreseeable future. In addition, if we were to receive any benefits under Israeli law for our “Approved Enterprises”, any payment of a cash dividend might create additional tax liabilities for us. The payment of any dividends by the Company is solely at the discretion of our Board of Directors and based on the conditions set forth in the Companies Law.

We adopted a Shareholders Rights Plan that may dilute the shares of an “Acquiring Person”.

On January 12, 2009, our Board of Directors approved the adoption of a Shareholders Rights Plan, as amended on January 5, 2012, or the Plan. Pursuant to the terms of the Plan, each Ordinary Share of the Company shall give its holder one right, or Right, as detailed in the Plan. Each Right will become exercisable only after a person or a group become an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of our Ordinary Shares (our Board of Directors may reduce this percentage, but to not less than 10%), unless our Board of Directors approves such “Acquiring Person” or redeems the rights. Each Right, once it becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from the Company either half (1/2), one, two or three Ordinary Shares, as shall be determined by the Board of Directors, in consideration for the par value thereof. Therefore, the Plan may dilute the holding of shareholders who are deemed “Acquiring Person” under the Plan. In addition, certain institutions may be discouraged from purchasing or holding our Ordinary Shares due to the Plan’s presumed anti-takeover effect.  Furthermore, the existence of the Plan may discourage bids to acquire our Company at a price that may be attractive to our shareholders.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act, and in particular with Section 404 have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting as of December 31,  2011, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our Ordinary Shares.

Risks Related to Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business.

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

Some of our executive officers and employees are required to perform annual military reserve duty in Israel and may be called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

The Israeli government programs in which we currently participate, and the Israeli tax benefits we currently receive, require us to meet several conditions, and they may be terminated or reduced in the future. This could increase our costs and/or our taxes.

We are entitled to certain tax benefits under Israeli government programs, largely as a result of the “Approved Enterprise” status granted to some of our capital investment programs by the Israeli Ministry of Industry and Trade. Taxable income derived from each program is tax exempt for a period of ten years beginning in the year in which the program first generates taxable income, up to 14 years from the date of approval or 12 years from the date of the beginning of production. Without such benefits our taxable income from such programs would be taxed at the regular corporate tax rate (29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, and 25% in  2012 and thereafter). To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment. We cannot assure you that we will continue to receive these tax benefits at the same rate or at all. The termination or reduction of these programs and tax benefits could increase our taxes and could have a material adverse effect on our business.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions relating to our business

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon OCS grants. Pursuant to the Israeli Encouragement of Research and Development in the Industry Law, we and any non-Israeli who becomes a holder of five percent (5%) or more of our share capital are generally required to notify the OCS and such non Israeli shareholder is required to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

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

The Companies Law regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding five percent or more of the company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

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

Our agent for service of process in the United States is OTI America, Inc.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	2009	2010	2011

Buildings and leasehold improvements	$518	$-	$-
Computers, software and manufacturing equipment	3,327	2,262	1,000
Office furniture and equipment	47	31	71
Motor vehicles	232	53	120

Total	$4,124	$2,346	$1,191

B.            BUSINESS OVERVIEW

General

We design, develop and market turnkey solutions based on our secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Our solutions also contain cards with a microprocessor that can store and process information and run multiple applications.  Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader.  Our solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing.  Our products and solutions combine the benefits of both microprocessors and contactless cards.  We sell our contactless microprocessor-based smart cards as a standalone product as well as turnkey systems for secure, robust and scalable of mass use of our contactless cards.  Such systems include our contactless cards as well as our enabling hardware with proprietary software applications.

Since our incorporation in 1990, we have focused on the development of our core technologies and our products based on our technological platform that consists of proprietary smart cards, smart card readers, software tools and secure communication technology.  We currently offer three lines of solutions, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three vertical markets include:

•
SmartID Solutions: We offer complete end-to-end in-house solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™ - a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards (national ID), voter identification cards, drivers licenses and MediSmart – a medical card for patients, doctors and benefits verification.

•
Payment Solutions: We offer a cashless system and loyalty program to replace cash, which includes the contactless payments program offered by the major card associations including MasterCard’s PayPass™, Visa’s PayWave™, American Express’ ExpressPay™ and Discover’s Zip™. We focus on alternative form factors such as key fobs, smart stickers, and COPNI™ (Contactless Payment product that supports a Near Field Communications Insert) which is an add-on to the SIM cards in mobile phones with a flexible antenna that supports various applications such as credit and debit cards and mass transit ticketing. We also offer contactless readers for terminal providers and end users. Our payment solutions also include EasyPark, our integrated information and payment system, as well as our mass transit electronic payment system;

•
Petroleum Systems: Our EasyFuel solutions are wireless, cashless, cardless, and paperless fuel management solutions, which include both our gasoline management system, or GMS, and our EasyFuel system. EasyFuel is a loyalty program for petroleum companies, fleets and retail customers. The system monitors and expedites the fueling and payment process, permitting fueling of designated vehicles only, thus reducing the possibility of fraud; and

Substantially all of our contactless microprocessor-based products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform incorporates our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for smart cards and a communications technology that ensures that the transmission of data to and from the card is secure and reliable.  The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs.  The OTI Platform has been deployed in different markets, such as petroleum payment and management, mass transit and e-passport/national ID, and is being developed for other markets, such as medical services.  For some markets, we have developed extensively customized hardware and software systems based on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

Our products offer the following benefits:

•	Security for information stored on a card and transferred between the card and the reader.

•	Reliable transfer of information to and from a card.

•	Durability, ease of use and multiple form factors, including credit card size solutions, key chains, tags, stickers and wristwatches.

•	Ease of installation and maintenance.

•	Ease of transition from other card technologies to our contactless microprocessor-based technology.

•	Support for multiple, independent applications on the same card.

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

Types of smart card chips

The type of semiconductor chip on a smart card determines the amount of information and the number and complexity of applications that can be provided by the card - or how “smart” the card is.  In today’s market, there are three primary types of chips.  From the least technologically advanced to the most technologically advanced, they are as follows:

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

Microprocessor chip.  Unlike ASIC chips, microprocessor chips can be reprogrammed after being manufactured.  Microprocessor chips can also run more applications and perform more complex calculations than ASIC chips.  The difference between an ASIC-based smart card and a microprocessor-based smart card can be analogized to the difference between a calculator and a personal computer.  A calculator is typically programmed at the time of manufacture to perform only a limited number of functions, and, like an ASIC-based smart card, these functions cannot subsequently be changed.  A personal computer has an operating system that can run many different applications, and like a microprocessor-based smart card, these applications can be modified.

Microprocessors can process information using a formula, or algorithm, with a great number of variables, whereas ASIC chips can only repeat a fixed algorithm with a limited number of variables.  Therefore, data stored on a microprocessor chip, unlike an ASIC chip, can be encrypted using a random code that is difficult to break.  At the same time, microprocessors require more power than ASIC chips for their operations and are typically more expensive.

Contact vs. Contactless

Another primary distinction between types of smart cards is whether they are “contact” or “contactless,” - that is, whether physical contact between the card and the reader is required in order to transfer data and power between them.  When using a contact card, the cardholder swipes or inserts the card into a slot in the card reader.  When inserted properly, a metallic pad, or contact plate, on the smart card aligns with the electronic contacts inside the reader, and data and power are transferred across this connection.  By contrast, in contactless smart card systems, power and data are transmitted through antennas located on the smart card and the reader without making physical contact.

The developers of contactless microprocessor-based smart cards face the following significant challenges:

•
Support of ISO standards.  The International Standard Organization, or ISO, established standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443.  Currently, two separate types – Type A and Type B – have been approved by ISO and supporting both is required for ISO compliance.  The standards require  support of both types which is more expensive.  Therefore, high quality readers, such as ours, that support both types offer users  the flexibility to use smart cards based on either standard.

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

•
Variety of form factors.  Because contactless smart cards do not need to fit into a slot in a reader, they can take a wider array of forms desired by smart card users and providers, such as key chains, tags, wristwatches and other forms.

Maintenance costs of contactless smart card systems are lower than maintenance costs for contact systems since the components can be shielded in a protective casing, and the readers and the cards are not subject to friction caused by inserting the card into, or swiping it through, a reader.  Moreover, contactless smart card readers do not contain moving parts such as the contact plates in contact-based systems that are subject to wear and tear.  As a result, contactless systems can operate under harsher conditions and have longer lives than contact systems.  However, because contactless smart card systems require additional components, such as antennas in the reader and on the card and other transmission components at the level of the reader, the up-front costs associated with a contactless system are higher than the up-front costs associated with a contact-based system.

The OTI Solutions

Our technology successfully combines the features of microprocessor-based cards and contactless chards.  This technology is not only available for new systems, but can be integrated with and upgrade existing contact systems and other contactless systems.  Our products have the benefits discussed below.

Features	Advantages to card users	Advantages to card issuers

Benefits of contactless cards compared to contact cards
Faster transaction time	Shorter time to complete a transaction	More transactions per minute
Cards do not need to be inserted or put into readers	Easier to use and come in a variety of forms	Lower maintenance costs
Durability	The card lasts longer	Reduce card replacement cost
Benefits of microprocessors compared to ASIC or memory chips
Multiple applications	Multiple uses	Generates revenues from additional applications
Enhanced security	Protects confidential information	Less vulnerability to fraud

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

Strategy

Our goal is to be the leading provider of turn key solutions based on our contactless microprocessor-based smart card products.  Key elements of our strategy for achieving this goal include:

•
Enhance our technological position.  We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

•
Expanding our global market presence.  We market our products through a global network of marketing subsidiaries in the U.S., Latin America, Europe, Africa, the Far-East and our headquarters in Israel.  We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

•
Increasing our focus on generating high-margin, recurring revenues.  We currently derive most of our revenues from one-time payments for our products and technologies.  We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions or monthly licensing fees from systems that contain our products.  For example, we have entered into such transaction fee arrangements with respect to our parking systems in Israel, France, Italy and Bermuda and our gasoline management systems in South Africa.  By reducing customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate from the customer, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers. As part of this strategy we have also entered into an asset purchase agreement with SMARTRAC Singapore Trading PTE and a supply agreement with SMARTRAC N.V (as detailed in Item 10 C. "Material Contracts"), which enable us to focus on improving our operating margins and reducing operating costs, while maintaining our ability to continue and support our existing and future contracts and products.

•
Leverage existing relationships and seek new relationships.  In 2000 we entered into a relationship with BP (formerly known as British Petroleum) to cover the South African petroleum market. In 2005 the relationship was extended and expanded by our granting to BP a worldwide license for our petroleum payment solution. In 2010 we entered in into relationship with Tokheim to cover the European petroleum market. We entered into these and other relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products.  We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide. Leverage presence in existing industries to enter into new industries.  We offer our customers the ability to add new applications to their smart cards, thereby expanding the number of industries in which our products are used.  For example, users of the gasoline management system that we sold to BP in South Africa have the option to add a payment application to their card.  The application allows them to pay with the card at convenience stores that install the system and to earn loyalty points every time they do so.  We plan to generate additional revenues through the sale of products required to add and operate these applications.

•
Pursue strategic acquisitions.  We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing, research and development capabilities.  In this way, we plan to expand our product offerings and provide more comprehensive service to our customers.  Since our initial public offering in 1999, we have acquired the following companies:

o	SoftChip Group, an Israeli based developer and designer of microprocessors and operating systems for smart cards (January 2000);

o	InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services (June 2000 and January 2001);

o	ASEC, a Polish company that develops and markets card readers and reader modules based on radio frequency identification technologies (October 2004);

o	InSeal SAS, a French company providing an operating system for contactless applications for a variety of customers in the payments market (May 2006);

o	The main assets of Vuance Ltd. (formerly SuperCom), an Israeli smart card company, including the purchase of Vuance’s International Project Solution (“IPS”) business (December 2006);

o	ID Parking (currently PARX France), a French company providing electronic parking solutions across France (June 2008); and

o	The assets, including intellectual property, of Ganis System Ltd., an Israeli company, providing electronic parking solutions mainly across Europe and North America (January 2011).

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

•
Integrating an antenna interface into the microprocessor.  The antenna interface can be integrated into a microprocessor, which reduces the cost of manufacturing dual interface cards once manufacturing levels reach significant volumes of chips.  At that point, the additional upfront cost of engineering work required in order to successfully integrate the two components – the microprocessor and the antenna interface – into one chip is offset by the fact that only a single component is required.  This is referred to as a monochip.

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

Products

The OTI Platform

Substantially all of our products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform incorporates our patented technologies and consists of:

•	smart cards, which can take a variety of forms, including tags, stickers, wristwatches, key chains and plastic credit card-sized cards;

•	smart card readers;

•	smart card operating system;

•	software that enables the development of applications on contactless microprocessor-based smart cards; and

•	a method of communications that regulates the transmission of data between a contactless smart card and a reader.

The following is a graphical representation of a contactless microprocessor-based smart card based on the OTI Platform:

Our microprocessors are programmable, and therefore they can support multiple applications on the same card. This technology addresses consumers’ reluctance to carry multiple cards. These elements work together to provide a foundation upon which we or our customers build applications.  The transmission of information between the card and the reader in an OTI Platform-based product is secure and reliable.  For example, if communications are interrupted in the course of a transmission, the OTI Platform will reject the impaired transmission and require that the information be re-transmitted.  In addition, our OTI Platform ensures that information is transmitted from the card in an encrypted form only to readers that are authorized to receive and able to decipher the transmission.

The OTI Platform supports several types of payment methods including debit and credit applications, loyalty points and an electronic cash substitute that increases or reduces the balance on the user’s card.  We refer to these methods as E-purse applications.

Types of Products

Our products consist of:

Payment Solutions

We typically design our payment solutions while teaming up with financial institutions and back office providers.  These solutions offer a cashless system and loyalty program for small purchases, such as fast food, drug stores and movie tickets. Our payment solutions include the following:

•
PayPass™. OTI supplies key components of the technology for multiple contactless payment programs operated by major card associations: MasterCard International’s PayPass™ program, Visa’s PayWave™, ExpressPay™ from American Express and Discover’s Zip™. The contactless payment programs are focused on replacing cash. OTI provides alternative form factors such as key fobs, smart stickers and COPNI™ (see below), as well as the operating systems, readers and more.

•
COPNI™. OTI’s Contactless Payments and NFC Insert (COPNI) is a contactless payment product that supports inserts based on near field communications, or NFC, technology.  COPNI is an add-on to the SIM cards in mobile phones with a flexible antenna and is based on our intellectual property. COPNI can operate with multiple types and models of handsets and SIM cards.  COPNI enables users to have one device that is both a mobile phone and a mobile wallet. COPNI provides mobile network providers with potential new services and revenue opportunities.  It also supports various applications such as credit and debit cards and mass transit ticketing.  COPNI is an innovative bridge to NFC technologies and is an after-market solution.

•
E-purse (Stored Value Cards).  We have developed and begun to market a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

•
Parking payment system.  Our EasyPark™ system offers a unique on-street and off-street parking management solution without expensive infrastructure and construction requirements or ongoing maintenance of parking meters or paper tickets. EasyPark™ utilizes small in-car device to create a uniquely convenient user experience that eliminates the need for cash or change and reduces the time to park. Drivers can securely deposit additional parking funds for the device either online or through public reloading stations.

The EasyPark™ system provides detailed reports to the municipality that allow them to monitor and manage parking patterns across the city. The system easily supports multiple rates, tariffs and currencies and provides robust security. Additionally, EasyPark™ eliminates most of the costs of conventional parking solutions, their installation and maintenance, and fairly allocates the cost of the parking devices to those who are utilizing the system.

The EasyPark™ system was selected as the national parking system for Israel.  During 2000, the system was widely implemented throughout the country. In 2005, the Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. In 2010 the service was extended again for additional 5 years. About 750,000 EasyPark units have been sold in Israel to date, and the system is currently used in 42 cities across the country. We are currently marketing the EasyPark system through our global network of distributors and franchisers. In June 2008, we acquired, through our subsidiary PARX Ltd., a Paris based company that provided electronic parking solutions (formerly named ‘ID Parking’) and renamed it “PARX France”. This transaction provided us with a ready-made platform to immediately access the French electronic parking payment market and today we already offer the EasyPark™ solution to over 25 cities in France, and growing. We are also selling our EasyPark™ systems through local franchisers in over 20 cities in Italy, and in Bermuda, and we are in various stages of deployment in other cities in Europe and in North and Latin America.

In January 2011, we acquired through PARX the assets of Ganis Systems Ltd., a company that provided competing electronic parking solutions mainly in Europe and North America, and we are gradually upgrading their customers to the EasyPark™ system.

The parking market outside Israel is managed  by PARX Ltd., which is currently engaged in the expansion of our parking product line to include new technologies, products and services that will keep our offering at the top of the worldwide parking market. Such new products include, among others, a pay-by-phone system, private parking management system and a sensor-based occupancy and automatic payment system.

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

•
GMS.  GMS records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance.  By processing and managing this information, GMS allows oil companies and fleet managers to receive billing information automatically, thus simplifying payment processes, tracking the use of each vehicle and reducing the risk of theft or fraud.  GMS also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The following diagram illustrates a typical wireless GMS system:

We commenced sales of GMS in 1995.  Our petroleum solution is being used by a number of leading petroleum companies, such as Chevron, BP South Africa and Turcas in Turkey.

Smart ID Solutions

Our smart identification products combine the portability of smart cards with the capability to support advanced identification and authentication technology and manage significant amounts of information.  OTI’s MAGNA™ modular platform offers short implementation and quick integration with the existing border control system of any country and provides external interfaces to digital Certificate Authority (CA) for signature verification as well as interfaces to other agencies. It offers a migration path to additional e-Gov applications and to additional electronic ID documents, such as National IDs, Voter Ids and Driver Licenses. Our MAGNA™ end-to-end system includes:

•
Enrollment and personalization infrastructure, including image, biometric and textual data capture, ePassport personalization, secured materials management systems, digital signature certificate generators, and ePassport quality assurance and issuing stations.

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

Customer Service and Technical Support

We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. As of December 31, 2011, we had a support team of 28 employees consisting of 13 employees located in our corporate headquarters in Rosh Pina, Israel, four employees in Africa, one employee in the United States and ten employees in Europe. Our customer service team in Rosh Pina, Israel provides central services to our network of local subsidiaries.  The subsidiaries, in turn, provide 24-hour customer support, through telephone and email for an ongoing fee. On-site technical support is provided to customers for a fee.

Sales and Marketing

We have built a global network of subsidiaries through which we sell and market our products.  As of December 31, 2011, we had a total sales and marketing staff of 32 employees in four locations.  We market our products in the Americas through OTI America, which employs one person in sales and marketing.  In Africa we sell and market through OTI Africa, which employs eight people in sales and marketing.  In Europe, we sell and market through InterCard Systemelectronic, Inseal, ASEC and PARX France, which together employ ten people in sales and marketing.  In Israel, we sell and market through our headquarters in Rosh Pina, which employs 13 people in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services all in order to enhance our global brand recognition.  Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, face to face engagements, and advertisement in industry publications.  We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

Some of the independent systems integrators to which we provide our products also act as distributors for our products.  We have granted some of our systems integrators exclusive distribution rights within a particular country or region.  We generally guarantee exclusivity only if certain sales targets are met.

Seasonality

In most years prior to 2010, our revenues were subject to seasonal fluctuations, related to purchasing cycles of many end-users of our products during the second half of the year.  Hence, our sales in the second half of most of years prior to 2010 tended to be higher than in the first half. However, we did not experience this seasonality pattern in 2010 or in 2011 and cannot predict if we will experience this seasonality pattern in future years.

Manufacturing

We currently purchase substantially all of the principal raw materials used for our hardware and software components of our products from third-party suppliers and outsource some of the manufacturing and assembling of our products to manufacturing subcontractors.  We entered into a long-term supply agreement with SMARTRAC N.V. for the supply of wire-embedded and dual interface products on an exclusive basis, according to our needs, and for the supply of other products on a non-exclusive basis.  In addition, we purchase components on a purchase order basis.  Other than our supply agreement with SMARTRAC, our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit dependence on any one supplier or manufacturer.

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

	2007	2008	2009	2010	2011
	(Dollars in millions)
Our expenditures	$11.2	$10.3	$8.1	$8.4	$9.2
Our net expenditures as a percentage of annual revenues	31%	29%	26%	16%	18%

Our research and development activities focus on three areas:

•	implementing our core technologies in microprocessors and readers;

•	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

•	developing new innovative technologies related to the operation of contactless microprocessor- based smart cards.

As of December 31, 2011, we employed 68 employees in our research and development activities.  Our main research and development facilities are located at our headquarters in Rosh Pina, Israel.  We believe that our success is based on our experienced team of senior engineers and technicians who have extensive experience in their respective fields.  Our research and development facilities are ISO 9001:2008 certified.

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

We have a number of issued patents in various jurisdictions with respect to our technologies, as well as a number of pending patent applications, trademarks and designs. We have over 100 issued patents and pending patent applications encompassing product applications, software platforms, system and product architecture, product concepts and more in the fields of NFC, contactless payments, secure ID, petroleum and parking solutions.

We cannot be certain that patents will be issued with respect to any of our pending or future patent applications.  In addition, we do not know whether any issued patents will be enforceable against alleged infringers or will be upheld if their validity is challenged. We generally enter into non-disclosure agreements with our customers, partners, employees and consultants, and generally control access to and distribution of our products, documentation and other proprietary information.

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

Contactless ASIC-based products and technologies.  We compete with contactless ASIC-based technologies developed primarily by NXP Semiconductors, which comply with ISO 14443 and which are used by some of the largest manufacturers of smart cards, including among others Gemalto and Giesecke & Devrient. Other companies offer contactless ASIC-based systems for specific applications.

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

On Track Innovations Ltd.

Israel

Easy Park Ltd.

Israel

100%

49%

100%

100%

100%
99.9%(3)

100%

94.33%(2)

94.33%(1)

InterCard
GMBH
Systemelectronic

Germany

Chinese Joint

Venture

PARX France

France

OTIgnia licensing
LLP

Israel

ASEC Spolka
Akcyjna

Poland

OTI Africa (Pty) Ltd.

South Africa

OTI America, Inc. Delaware,

USA

PARX Ltd.

Israel

(1)	The remaining shares of Easy Park Ltd. are held by two individuals.
(2)	The remaining shares of PARX Ltd. are held by two individuals.
(3)	An Israeli partnership of two related companies controlled by the Company.

Easy Park Ltd.

Easy Park Ltd. developed our EasyPark system and markets it in Israel.  Easy Park is incorporated under the laws of the State of Israel and its registered office is at Rosh Pina, Israel.  By reason of our ownership of 94.33% of Easy Park Ltd.’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

OTI America, Inc.

OTI America, Inc., our wholly owned U.S. subsidiary, is headquartered in Iselin, New Jersey, and is incorporated in Delaware. OTI America provides marketing and customer support services for our products in North and South America.

OTI Africa (Pty) Ltd.

OTI Africa (Pty) Ltd., our wholly owned subsidiary,  is headquartered and incorporated in Cape Town, South Africa, and provides marketing, distribution and customer support services for our products in Africa.

The InterCard Group

InterCard GmbH systemelectronic, our wholly owned subsidiary, which is headquartered in Durrhim, Germany, is a systems integrator for smart card systems.

ASEC Spolka Akcyjna

ASEC Spolka Akcyjna, our wholly owned subsidiary, is headquartered in Krakow, Poland.  ASEC Spolka Akcyjna develops and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart cards as well as economically priced readers.

PARX Ltd.

PARX Ltd. is incorporated under the laws of the State of Israel.  We have the right to appoint all of the members of its board of directors.

PARX Ltd. is responsible for marketing parking solutions in international markets, which includes among others the successful EasyPark in-vehicle electronic parking solution.

PARX France

PARX France, our wholly owned subsidiary, is headquartered in France, and distributes our electronic parking solutions in the French market.

OTIgnia Licensing LLP

OTIgnia is a limited liability partnership established for the purpose of operating our eID project in Tanzania. Digoti Ltd., a fully owned Israeli based subsidiary of the Company, is the general partner of OTIgnia Licensing LLP.

D.           PROPERTY, PLANT AND EQUIPMENT

We lease an aggregate of 10,639 square meters of land in Rosh Pina, Israel from the Israel Lands Authority.  Of the 10,639 square meters at Rosh Pina, 2,377 meters are leased under a 49 year lease which is set to expire on November 16, 2041, with an option to extend for an additional period of 49 years.  Our principal management, administration and marketing activities occupy a 1,188 square meter facility on the site.  The remaining 8,262 square meters of land are leased under a 49 year lease with the Israel Lands Administration which is set to expire on September 14, 2047, with an option to extend for a further period of 49 years.  Our principal engineering, research and development and part of our manufacturing activities occupy a 4,000 square meter facility on this site.  The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority. Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Leumi Le-Israel Ltd. We lease an aggregate of 375.8 square meters in Tzur Ig'al, Israel, pursuant to a lease that is set to expire on February 28, 2013, with an option to extend it for additional two periods of one year each.

Our majority owned subsidiary, Easy Park Ltd., leases from us office space in our site in Rosh Pina. Easy Park Ltd. also leases an aggregate of 137 square meters in Tel Aviv pursuant to a lease that is set to expire on April 14, 2014.

OTI America, Inc. leases an aggregate of 2,200 square feet of office space in Iselin, New Jersey pursuant to a lease that is set to expire on August 31, 2014.

OTI Africa (Pty) Ltd. owns an aggregate of 770 square meters of office space in Century City, South Africa.

ASEC leases an aggregate of  495 square meters of office space in Krakow, Poland, pursuant to a lease terminable by giving a six months' prior notice, and 169 square meters of office space in Warsaw, Poland, pursuant to a lease that is set to expire on March 29, 2013 and 60 square meters of office space in another location in Warsaw, Poland pursuant to a lease that expires on April 30, 2013.

InterCard Systemelectronic GmbH owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany.  The facility is used commercially for its manufacturing facility.

MCT leases office space in Futian in Causeway Bay, Hong Kong with an area of 132 square meters pursuant to a lease that is set to expire on May 13, 2013. The office space is used for administrative purpose

PARX France leases an aggregate of 135 square meters of office space in Paris, France, pursuant to a 9 years lease starting January 2011, with an option to terminate once every three years by giving 6-months notice.

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in “Item 18. Financial Statements” of this annual report.The results of the discontinued operation and the cash flows from the discontinued operation, have been removed from the results of continuing operations for all periods presented and are presented as a separate line item in the consolidated statements of operations and the consolidated statements of cash flows.

A.           OPERATING RESULTS

Overview

We design, develop and market turnkey solutions based on our secure contactless microprocessor-based smart card technology.  Our headquarters and main research and development activities are in Israel.  Our sales and marketing efforts are directed from our Israeli headquarters with sales support offices located: in the Americas, Europe, Africa and the Far East.  Our packaging, assembly and manufacturing facilities are located in Israel and in Germany. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to OEMs, as well as other card manufacturers and companies for sale or incorporation into their own products.

Our three complete system product lines include:

•
Smart ID Solutions. OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards. In 2007 we began to market our end-to-end eID smart card solutions and realized revenues from these assets.  In 2007, we introduced and began to realize revenues from end to end eID smart card solution. Since 2009, we have been working with the government of Ecuador to supply a national electronic ID system. Since 2010, we have been working with the government of Tanzania to provide an electronic driver’s license system.

•
Payments Solutions. We offer financial institutions a cashless system and loyalty program to replace cash, our EasyPark system and our mass transit payment system. Since 2004, we have been involved in MasterCard and Visa’s contactless programs, providing payments devices and readers. In 2011, we began initial deployments for COPNI. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark.  We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001. We have additional implementation of EasyPark in France, Italy and Bermuda. We generate revenues from the EasyPark business from product sales and recurring transaction fees revenues.

•
Petroleum Systems. OTI’s EasyFuel is a wireless, cashless, card less, and paperless fuel management and petroleum solution, which includes both our gasoline management system, or GMS, and our EasyFuel systems. In 2003 we introduced and began to realize revenues from EasyFuel, our contactless petroleum system. We are working through channel partners in order to leverage our customers’ sale and marketing network and enhance their product offering to their existing customers.

We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in 2000.  During 2009, 2010 and 2011, product sales to OEMs accounted for $5.6 million, $5.9 million and $7.9 million, respectively, of our total revenues.

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

	2009		2010		2011
Sales	$28,488	91%	$49,590	92%	$39,200	76%

Licensing and transaction fees	2,949	9%	4,037	8%	12,055	24%
	$31,437	100%	$53,627	100%	$51,255	100%

Sales increased by $21.1 million or 74% in 2010 compared to 2009 and decreased by $10.4 million or 21% in 2011 compared to 2010. The increase in 2010 is mainly attributed to an increase in sales related to a national ID project in Ecuador, partially offset by a decrease in sales of payments products and their components. The decrease in 2011 mainly attributed to decrease in sales related to the execution of the majority of the national ID project in Ecuador  during 2010 and to the shortage we had in products available for sale due to a material decrease in production capacity and loss of inventory held by one of our main suppliers who is located in Thailand that  was severely affected by the flooding there in during 2011, partially offset by increase of revenues generated from an existing driver’s license project in Tanzania that started generating significant revenues in 2011 and an increase in sales of OEM.

Revenues from one customer represent approximately 21%, 53% and 16% of the consolidated revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Revenues from two other customers represent approximately 14% each of the consolidated revenues for the year ended December 31, 2011

Licensing and transaction fees include single and periodic payments for manufacturing or distribution rights for our products, as well as licensing our intellectual property rights to third parties.  Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. The increase in licensing and transaction fees in 2010 compared to 2009 is primarily due to transaction fees from a multi years e-ticketing project in Warsaw, or the Warsaw Ticketing System project, which started to generate revenues in 2009.  The increase in 2011 compared to 2010 is due to non recurring license fees of $7 million we recognized from a license agreement with a corporation that is located in the Far East and to a lesser degree an increase in transaction fees   from the Warsaw Ticketing System project.

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

We have historically derived revenues from different geographical areas.  The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East		Americas		Israel
2009	$3,813	12%	$11,590	37%	$2,365	8%	$9,810	31%	$3,859	12%
2010	$6,368	12%	$11,756	22%	$1,817	3%	$30,137	56%	$3,549	7%
2011	$12,396	24%	$16,612	32%	$9,214	18%	$9,528	19%	$3,505	7%

Our revenues in 2011 from sales in Africa increased by $6 million, or 95% compared to 2010 mainly due to a material increase in sales of our driver license cards in Tanzania.  Our revenues in 2011 from sales in the Far East increased by $7.4 million, or 407% compared to 2010 mainly due to $7 million revenues recognized in 2011 for a license agreement with a corporation in the Far East.  In 2010 we recognized revenues of $28.3 million from a national ID project in Ecuador, which caused our sales in the Americas to increase by $20.3 million, or 207% in 2010 compared to 2009 and decrease of $20.6 million, or 68% in 2011 compared to 2010.

Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates versus the U.S. dollar.

Cost of Revenues and Gross Margin

Our cost of revenues, by revenue source, gross profit and gross margin percentage, for each of the past three years were as follows (dollar amounts in thousands):

	2009	2010	2011
Cost of revenues
Cost of sales	$16,782	$24,748	$24,225

Coat of licensing and transaction fees	-	-	714

Total cost of revenues	$16,782	$24,748	$24,939

Gross profit	$14,655	$28,879	$26,316
Gross margin percentage	47%	54%	51%
________________________

Cost of sales.  Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff that assemble our products.  The increase in 2010 compared to 2009 is primarily the result of an increase in material consumption in order to support our increased sales. The decrease in 2011 compared to 2010 is primarily the result of a decrease in our revenues from sales partially offset by increase in consumption of materials resulting from the change in the product revenues mix.

Cost of licensing and transaction fees.  Cost of licensing and transaction fees revenues do not have directly attributable cost of revenues for the years ended 2009 and 2010.  The increase in 2011 is due to transaction costs in connection with a license agreement.

Gross margin. Gross margin increased from 47% in 2009 to 54% in 2010 and decreased to 51% in 2011. The changes in our overall gross margin are mainly attributed to a change in our revenue mix.

Operating expenses

Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2009	2010	2011
Operating expenses
Research and development	$8,127	$8,373	$9,163
Selling and marketing	10,371	11,643	13,705
General and administrative	9,230	9,479	9,346
Amortization and Impairment of intangible assets	978	575	507

Total operating expenses	28,706	30,070	32,721

Operating loss	$(14,051)	$(1,191)	$(6,405)

Research and development.  Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in 2010 compared to 2009 was primarily due to a $923,000 increase in expenses related to salaries resulting from increase in the number of research and development employees in certain locations, the termination of the pay cut which took place in 2009 and the impact of the devaluation of the USD against the Israeli NIS, partially offset by a $676,000 decrease in share-based compensation expenses. The increase in 2011 compared to 2010 was primarily due to a $1.3 million increase in expenses related to salaries resulting from increase in the number of research and development employees in certain locations, increase in severance pay provision, the impact of the devaluation of the USD against the Israeli NIS and a $330,000 increase in subcontracting expenses mainly due to development of new products, partially offset by a $986,000 decrease in share-based compensation expenses. Our research and development expenses may increase in the future as we continue to develop new products and new applications for our existing products.

Selling and marketing.  Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, Latin America, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2010 compared to 2009 was primarily due to a $1.6 million increase in expenses related to bonuses to sales and marketing employees (including certain executive officers) mainly due to the increase in revenues and a $213,000 increase in share based compensation expenses to employees and non employees, partially offset by a $532,000 decrease in professional expenses.  The increase in 2011 compared to 2010 was primarily due to a $633,000 increase in salaries resulting from increase in the number of selling and marketing employees in certain locations, increase in severance pay provision and the impact of the devaluation of the USD against the Israeli NIS, partially offset by decrease in expenses related to bonuses to sales and marketing employees (including certain executive officers) mainly due to the decrease in revenues, a $1.0 million increase in expenses related to the business operation of GANIS purchased in January 2011, the expansion of Warsaw Ticketing System project compared to 2010 and market penetration of the new Easy Park device, a $406,000 increase in professional expenses resulting from marketing services for existing projects and future opportunities partially offset by a $242,000 decrease in share based compensation expenses to employees and non employees. Our selling and marketing expenses may increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and in the event that we hire additional personnel.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related expenses of our executive management and financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses, insurance and vehicle expenses, which have collectively grown as a result of the growth in the scope, magnitude and complexity of our business, and provision for doubtful accounts. The increase in 2010 compared to 2009 was primarily due to a $1.9 million increase in expenses related to salaries resulting from bonuses to officers (including our CEO) and the termination of the pay cut which took place in 2009, partially offset by a $1.6 million decrease in professional expenses. The decrease in 2011 compared to 2010 was primarily due to a $618,000 decrease in expenses related to salaries resulting from decrease in bonuses to officers (including our CEO) partially offset by increase in severance pay provision and the impact of the devaluation of the USD against the Israeli NIS and a $405,000 increase in professional expenses. General corporate and administrative expenses may increase in the future as we continue to expand our operations.

Amortization and impairment of intangible assets. The decrease in 2010  compared to 2009 resulted from reduction in the amortization of intangible assets which became fully amortized in 2009. The decrease in 2011 as compared to 2010 resulted from reduction in the amortization of intangible assets which became fully amortized during 2011 partially offset by an increase resulted from the acquisition of the business operation of GANIS in January 2011. We have not incurred impairment charges in 2009, 2010 or 2011.

Financing income (expenses), net

Financing income consists primarily of interest earned on our investments in short term deposits, U.S. and Israeli treasury securities, corporate bonds and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans, bank commissions and foreign exchange losses. The increases in financing income in 2010 compared to 2009 and in 2011 compared to 2010 are due to increase in interest earned on investments in debt securities and short term deposits. The increase in financing expenses in 2010 compared to 2009 is mainly due to an increase in interest expenses from short-term loans and credit, increase in guaranties commission and expenses resulted from the devaluation of the U.S. Dollar against the Israeli NIS. The decrease in financing expenses in 2011 compared to 2010 is mainly due to decrease in guaranties commission and due to a decrease in expenses resulted from the changes of the U.S. dollar against the Israeli NIS and the EURO. Our financing expenses, net for each of the past three years, have been as follows (in thousands):

	Year ended December 31
	2009	2010	2011

Financing income	$24	$337	$609
Financing expenses	(1,177)	(1,734)	(1,038)
Financing expenses, net	$(1,153)	$(1,397)	$(419)

Net loss from continuing operations

The decrease in 2010 compared to 2009 is primarily due to an increase in the Company’s gross profit, partially offset by an increase in the operating expenses mainly due to an increase in selling and marketing expenses, and an increase in the financial expenses, net, as mention above. The increase in 2011 compared to 2010 is primarily due to a decrease in the Company’s gross profit, an increase in the operating expenses mainly due to an increase in selling and marketing expenses, partially offset by a decrease in the financial expenses, net, as mentioned above.

Our net loss from continuing operations for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2009	2010	2011

Net loss from continuing operations	$(15,293)	$(2,999)	$(7,093)

Net loss from discontinued operations

In 2009 we sold our inlay production business, including machinery, or the Smartrac Transaction. The decrease in 2010 as compared to 2009 and in 2011 as compared to 2010 are primarily due to decrease in closing and operational expenses relating to the Smartrac Transaction. There were no material expenses related to the discontinued operation in the current year.

Our net loss from discontinued operations for each of the past three years has been as follows (in thousands):

	Year ended December 31
	2009	2010	2011

Net loss from discontinued operations	$(8,078)	$(3,292)	$-

Net loss

The decrease in net losses in 2010 compared to 2009 is primarily due to increase in the Company’s gross profit and decrease in net loss from discontinued operations, partially offset by an increase in the operating expenses mainly due to increase in selling and marketing expenses, and an increase in the financial expenses, net, as mentioned above. The increase in net losses in 2011 compared to 2010 is primarily due to decrease in the Company’s gross profit and an increase in the operating expenses mainly due to increase in selling and marketing expenses, partially offset by a decrease in net loss from discontinued operations, and a decrease in the financial expenses, net, as mentioned above.

Our net loss for each of the past three years has been as follows (in thousands):

	2009	2010	2011

Net loss	$(23,371)	$(6,291)	$(7,093)

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

In arrangements that contain multiple elements the Company implements, beginning after January 1, 2010, the guidelines set forth in Accounting Standards Update, or ASU, 2010-13. Such multiple element arrangements may include providing an IT solution, selling products (such as smart cards) and rendering customer services. Accordingly, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, evidenced by vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE"). In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, the Company is required to estimate the selling prices of those elements. Such estimated selling price has been determined using a cost plus margin approach. Since the cost for each element in such arrangements were estimated reliably, the estimated selling price was calculated by multiplying the costs by an average gross margin applicable to each element. Once the standalone selling price for each element was determined, the consideration allocated to each element was recognized as revenues upon meeting the required criteria as described above.

In revenue arrangements that include software components, the Company implements, beginning after January 1, 2010, the guidelines set forth in ASU 2010-14. Accordingly, software revenue recognition is not applied for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality.

The Company has applied the guidance described above for certain arrangements which include providing IT Solution, selling products and customer services. The total arrangement consideration is allocated proportionally to the separate deliverables in the arrangement using Estimated Selling Price for each component. The Company recognizes revenues from sale of its IT Solution and from certain long-term contract under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, as applicable to each contract.  For the reported years the Company used in all of its projects output measures with respect to measuring the progress of completion based on milestones (i.e., contract milestones as stated in the agreement such as the delivery, installation or shipments of various deliverables) and operational sites (i.e., progress is measured as a percentage of the sites that are already operational, out of the total sites that are required to be operational under the agreement).  Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. Revenues and costs recognized on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

We recognize revenues from customer services and technical support as the services are rendered ratably over the period of the related contract.

Licensing and transaction fees are recognized based on the volume of transactions or monthly licensing fees from systems that contain the Company’s products and usually bear no cost to the Company. In 2011, the Company engaged in a non-recurring sale of a perpetual non-exclusive license, in which it incurred certain costs to close the sale.

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

The Company conducted its goodwill impairment test on the goodwill acquired. The test was based on the Company's single reporting unit structure. No impairment losses were recorded in 2009, 2010 and 2011.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to fourteen years.

Share based compensation.  The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. ASC Topic 718, Compensation – Stock Compensation, or ASC Topic 718, requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. The Company usually uses the Black & Scholes option pricing model.

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

During the years 2009, 2010 and 2011 part of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of most of these options was estimated to be equal to the Company’s share price as of the day of grant.

Recently accounting pronouncements

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. This ASU requires entities to report components of comprehensive income in either (1) a single continuous financial statement or (2) two separate but consecutive financial statements. This ASU does not change the items that must be reported in other comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Since the Company currently presents comprehensive income in a separate statement, it is expected this ASU would not change the presentation of comprehensive income in the Company’s consolidated financial statements upon its adoption.

In September 2011, the FASB amended the guidance for goodwill impairment testing. According to this amendment, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company has not yet adopted this amendment.  It is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities.  The amendments in this ASU will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The Company will be required to apply the amendments for annual reporting periods beginning on January 1, 2013. It is not expected to have a material impact on the Company’s consolidated financial statements.

B.           LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, and cash from the exercise of options and warrants. We had cash and cash equivalents of $12.5 million as of December 31, 2011 and $15.4 million as of December 31, 2010.  In addition, we had short-term investments (representing bank deposits, U.S. and Israeli treasury securities and corporate bonds) of $16.0 million as of December 31, 2011 and $8.6 million as of December 31, 2010.  On February 8, 2011, we closed a firm commitment underwritten public offering of 6,000,000 Ordinary Shares, including Ordinary Shares issued pursuant to the underwriters' over-allotment option, at a public offering price of $3.00 per Ordinary Share. The net proceeds for us were approximately $16.6 million. In November 2008 our Board of Directors has authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million subject to approval by court, as required under the Companies Law. In May 2009 the court approved a repurchase program in a total amount of up to $2 million. Accordingly, we acquired during 2010 and 2011 an amount of 562,475 and 616,224 of our ordinary shares, respectively, for an aggregate purchase price of $1,136 and $864, respectively.  We believe that our working capital is sufficient to meet our present requirements.  We adhere to an investment policy which is intended to enable the Company to avoid being classified as a “passive foreign investment company” under United States law, or PFIC.  That said, we cannot provide complete assurance that PFIC status will be avoided in the future.  In addition, our investment policy requires investment in high-quality investment-grade securities.

Operating activities related to continuing operations. For the year ended December 31, 2011, net cash used in continuing operating activity was $10.9 million primarily due to a $7.1 million net loss, a $6.4 million increase in trade receivables, net, mainly due to consideration under a license agreement that is expected  to be paid in the first half of 2012, a $3.7 million decrease in other current liabilities, a $452,000 increase in other receivables and prepaid expenses, a $370,000 accrued interest and linkage differences on long term loans, a $68,000 linkage differences on receivable from sale of operation and a $19,000 decrease in deferred tax liabilities, partially offset by a $2.2 million increase in trade payables,  $1.9 million of stock based compensation issued to employees and others, $1.7 million depreciation, a $657,000 increase in accrued severance pay, $507,000 amortization of intangible assets, and a $219,000 decrease in inventory. For the year ended December 31, 2010 net cash used in continuing operating activity was $6.9 million primarily due to a $7.0 million decrease in other current liabilities, mainly due to a decrease in advanced payment received from a customer in 2009 in connection with the commencement of  a turnkey project for that customer, a $3.0 million net loss, a $2.7 million decrease in trade payables and a $2.4 million increase in inventory, partially offset by $3.4 million of stock based compensation issued to employees and others, $1.6 million depreciation, a $1.5 million decrease in trade receivables, a $892,000 decrease in other receivables and prepaid expenses, $575,000 amortization of intangible assets,  our recognition of  $164,000 accrued interest and linkage differences on long term loans and a $111,000 increase in accrued severance pay.  For the year ended December 31, 2009, net cash provided by continuing operating activity was $3.8 million primarily due to a $12.8 million increase in other current liabilities, mainly due to advanced payment from a customer in connection with the commencement of  a  turnkey project (as is more fully described in Item 10 C "Material Contracts"), $3.7 million of stock based compensation issued to employees and others, $1.4 million charge for depreciation, a $1.3 million increase in trade payables, a $978,000 amortization of intangible assets, a $663,000 decrease in other receivables and prepaid expenses and a $429,000 decrease in inventory, partially offset by a $15.3 million net loss, a $1.3 million increase in trade receivables, a $538,000 decrease in allowance for doubtful accounts, a $222,000 decrease in accrued severance pay, net, and a $82,000 decrease in deferred tax liabilities.

Operating activities related to discontinued operations. For the year ended December 31, 2011, net cash used in discontinued operating activities was $539,000.  For the year ended December 31, 2010, net cash used in discontinued operating activities was $3.3 million. For the year ended December 31, 2009, net cash used in discontinued operating activities was $5.5 million.  All such expenses relate to the Smartrac Transaction.

Investing and financing activities related to continuing operations. For the year ended December 31, 2011, net cash used in continuing investing activities was $8.8 million, mainly due to a $14.7 million investment in short term investments, a $1.2 million purchase of property and equipment and a $400,000 acquisition of business operation, partially offset by $7.4 million in proceeds from the maturity and sale of short term investments and $93,000 proceeds from sale of property and equipment. For the year ended December 31, 2010, net cash used in continuing investing activities was $5.7 million, mainly due to $5.2 million investment in available-for-sale securities, a $2.3 million purchase of property and equipment and a $186,000 payment of contingent consideration in connection with the purchase of a subsidiary, partially offset by $2.0 million proceeds from maturity and sale of available-for-sale securities. For the year ended December 31, 2009, net cash used in continuing investing activities was $8.3 million, mainly due to a $5.6 million investment in available-for-sale securities and a $4.1 million purchase of property and equipment partially offset by a $1.4 million proceeds from maturity and sale of available-for-sale securities and deposits.

For the year ended December 31, 2011, net cash provided by continuing financing activities was $15.1 million mainly due to a $16.6 million in proceeds from issuance of shares, net of issuance expenses, a $2.8 million in proceeds from long term bank loans, and a $208,000 in proceeds from the exercise of options and warrants partially offset by a $2.1 million repayment of long-term bank loans, a $1.5 million decrease in short-term bank credit, net, and a $864,000 payments to acquire treasury shares. For the year ended December 31, 2010, net cash provided by continuing financing activities was $2.3 million mainly due to $4.7 million proceeds from long term bank loans and $80,000 proceeds from exercise of options and warrants, partially offset by $1.1 million payments to acquire treasury shares, a $1.0 million repayment of long-term bank loans and a $311,000 decrease in short-term bank credit, net. For the year ended December 31, 2009, net cash provided by continuing financing activities was $2.5 million mainly due to $1.6 million proceeds from long-term bank loans, a $911,000 increase in short-term bank credit, net and $521,000 proceeds from exercise of options and warrants, partially offset by a $543,000 repayment of long-term bank loans.

Investing activities related to discontinued operations. For the year ended December 31, 2011 and 2010, net cash provided by discontinued investing activities was $2.4 million, and $2.3 million, respectively due to payments received related to the sale of assets to SMARTAC group in the assets sale agreement. For the year ended December 31, 2009, net cash provided by discontinued investing activities was $7.1 million, due to advances related to the sale of assets to SMARTAC group in the assets sale agreement (as is more fully described in Item 10 C "Material Contracts").

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

Interest Rate Risks

We are exposed to market risks resulting from changes in interest rates, primarily in connection with our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2011, we had a long-term loan obligations of $7.3 million, whose vast majority is subject to variable interest rate.  Of this amount, $2.8 million was denominated in USD, $1.7 million was denominated in NIS, $1.6 million was denominated in Polish Zloty, $1.2 million was denominated in Euros, and $75,000 was denominated in South African Rand. These loans will be repaid during the next eight years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

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

The annual rate of inflation in Israel was 2.2% in 2011, 2.7% in 2010, and 3.9% in 2009. The NIS devaluated by approximately 7.7% in 2011 against the U.S. dollar, and revaluated by approximately  6.0% and 0.7% in 2010 and 2009 respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is the Euro, of ASEC is the Polish Zloty, of OTI Africa is the South-African Rand and of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the Euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated statements of changes in  equity and will not impact the consolidated statements of operations. We cannot assure you that we will not be adversely affected in the future.

Corporation Tax Rate

Under Israeli law, the corporation tax rates applicable as from the 2010 tax year are as follows: In the 2010 tax year – 25%, in the 2011 tax year – 24% and as from the 2012 tax year the corporation tax rate will be 25%. As of December 31, 2011, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $110.6 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2011, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

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

Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2011, we have received a total of $4.3 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future.  Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Discussed above in “Item 4.B. Business Overview.”

D.           TREND INFORMATION

Discussed above in Item 5.A.  “Operating Results”

E.            OFF BALANCE SHEET ARRANGEMENTS

None.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2011, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows: (in thousands)

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	$480	$735	$421	$-	$1,636
Long-term debt obligations	$3,311	$2,362	$587	$1,077	$7,337
Total	$3,791	$3,097	$1,008	$1,077	$8,973

We are also required to pay royalties to the Office of the Chief Scientist as discussed above in Item 5.B, “Liquidity and Capital Resources”. The total amount of grants received, until December 31, 2011, net of royalties paid, is approximately $4.3 million, including interest. Timing of payment of this liability is dependent on our sales.

Our liability for severance pay for some of our Israeli employees is calculated pursuant to Israeli Severance Pay Law of 1963, or the Severance Pay Law, based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. Our liability for those Israeli employees is provided for partially by monthly deposits to insurance policies and/or pension funds and partially by an accrual. In respect of other Israeli employees, the Company has an approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Severance Pay Law, according to which the severance pay deposits to insurance policies and/or pension funds in the names of such employees exempt the Company from any additional obligation which may otherwise exist under the Severance Pay Law towards these employees, with regards to the salary for which such deposits are made and in respect of the employment period for which they are made. The value of the severance pay deposits in these policies and funds is recorded as an asset in our balance sheet. The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. Our total liability, net of deposited funds, as of December 31, 2011, was $3.0 million. Timing of payment of this liability is dependent on timing of the departure of the employees.

For additional information on our contractual obligations as of December 31, 2011, under long-term bank loans and operating leases, see Notes 9 and 10 to our consolidated financial statements.  For a description of liens on our assets see Note 10C to our consolidated financial statements.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

Management

The following table sets forth certain information concerning our current directors and executive officers.

Name	Age	Position

Oded Bashan (1)	65	Chief Executive Officer, Chairman and Director
Ronnie Gilboa	56	Vice President - Projects and Director
Tanir Horn	36	Chief Financial Officer
Moshe Aduk	55	Vice President - Gasoline Management System
Nehemya Itay	63	Vice President - Hardware Engineering
Ohad Bashan	41	President, Chief Marketing Officer; Chief Executive Officer, OTI America, Inc.
Eliezer Manor (1)(2)(3)	65	Director
Ora Setter (1)(2)(3)	61	Director
Eli Akavia (1)(2) (3)	64	Director
Ra'anan Ellran (1)(2)(3)	62	Director
David P. Stone (3)	67	Director
Mark Green (3)	45	Director

(1) Compensation committee member
(2) Audit committee member
(3) Independent director

Oded Bashan co-founded the Company in 1990 and has continued to serve as our Chief Executive Officer and Chairman since that time.  Prior to founding us, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990.  Mr. Bashan is Chairman of OTI America, Inc., OTI Africa (Pty) Ltd., SoftChip Technologies (3000) Ltd., SoftChip Israel Ltd., Easy Park Ltd., Easy Park Israel Ltd. and PARX Ltd. and Digoti Ltd., President of InSeal SAS and of PARX France and a director of ASEC, Millennium Card’s Technology Ltd ,our Chinese joint venture and Z.H.R. Industrial Park Company Ltd.  In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion.  Mr. Bashan is currently a member of the trustee committee of the Tel-Chai College.  Mr. Bashan holds both a B.Sc and an M.Sc. in economics and business management from the Hebrew University of Jerusalem.

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

Tanir Horn serves as our Chief Financial Officer since October 2008. Ms. Horn is a Certified Public Accountant and has been with OTI since 2006, acting first as a Deputy CFO of OTI’s joint venture in China and then as OTI’s controller at its headquarters in Israel.  Prior to joining OTI, Ms. Horn worked as an examiner for large enterprises at the head office of the Income Tax Division of the Israeli Treasury from 2001 until 2006. Ms. Horn holds a B.A. in Business Administration and Accountancy from College of Business Management, Tel Aviv, and has been a lecturer and instructor on taxation laws since 2002 in colleges and for the Tax Division of the Israeli Treasury.

Moshe Aduk serves as our Vice President—Gasoline Management System, having served in that position since July 1995.  From 1990 to July 1995, he was employed by us as a research and development engineer.  Mr. Aduk served as a director from 1995 to July 1999.  Prior to joining us, Mr. Aduk was a hardware and software development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1985 to 1990.  From 1984 to 1985, he was employed as a technical support engineer at Motorola Israel.  Mr. Aduk holds a B.Sc. in electrical engineering from the Technion - Israeli Institute of Technology.

Nehemya Itay serves as our Vice President—Hardware Engineering, having served in that position since July 1995.  From 1990 to July 1995, he was employed by us as a research and development engineer.  Mr. Itay served as a director from 1991 to July 1999.  Mr. Itay is a member of the Joint Task Committee of the International Standards Organization on standards for contactless smart cards.  Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990.  From 1982 to 1985, Mr. Itay was a hardware electronic engineer at Elscint, an Israeli technology company.  Mr. Itay holds a B.Sc. in electrical engineering from the Technion - Israeli Institute of Technology and an M.A. in Electronics from Drexel University, Philadelphia.

Ohad Bashan serves as our President (since August 2007), and as our Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development (since June 2000). Mr. Bashan also serves as the Chief Executive Officer of OTI America, Inc. (since 1998). In addition to the forgoing, Mr. Bashan serves as a member of the Board of Directors of OTI America, Millennium Card’s Technology Ltd., our Chinese joint venture, PARX Ltd., ASEC and Digoti Ltd.  From 1996 to August 1998, he was our business development manager.  Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

Eliezer Manor serves as a director, having served in that position since July 2003. Mr. Manor is a private businessman engaged in hi-tech entrepreneurship and venture capital. His activities are carried out through his wholly owned company, Shirat Enterprises Ltd., which holds a portfolio of private investments and, in addition, carries out a broad program dedicated to establishment of joint ventures between Israeli hi-tech companies and Chinese industrial mature companies. In the past Mr. Manor was the co-founder and director of several hi-tech start-up companies. He also served as a member of the international team of WJ Hopper investment bank. Mr. Manor was also a co-founder and managing director of two VC funds (Mofet in Israel and GCP in the Silicon Valley), and a founder of IVA (Israel Venture Capital and Private Equity Association) and served as its first Executive Director. Mr. Manor holds a B.Sc. in Physics from Tel Aviv University and an M.Sc.in Applied Physics from the Weizmann Institute of Science, Israel, specializing in electro-optics and is a member of the Advisory Editorial Board of Photonics Spectra – the international journal of electro-optical engineering. Mr. Manor is also engaged in venture philanthropy that he and his family established in the past, and are supporting Schools-On-Line, an NGO active among high-school children and teachers.

Dr. Ora Setter serves as a director, having served in that position since August 2006.  Until August 2006 Dr. Setter was the CEO and Academic Director of Lahav – Executive Education Center in Tel Aviv University. Dr. Setter also served a as director in Sapanut & Aspaka Ltd., Marnetics Inc.,  Topspin Medical Inc., Ravad Ltd., and Medcon Ltd. Dr. Setter is an active lecturer at the Recanati Business School at Tel Aviv University, and in other academic institutions. Dr. Setter is a consultant to many leading companies in Israel, focusing on organizational development and business, and specializing in knowledge management and implementation of knowledge management systems, and in building and organizing training programs for organizations.  In the past Dr. Setter was the entrepreneur and managing director of Book A la Carte, Inc. – as start up company dealing with publishing books through the Internet. Dr. Setter's areas of teaching and research include psychological contracts in organizations, leadership, organizational diagnosis & development, real and virtual team building, organizational politics and power and career dynamics. Dr. Setter serves in the board of several organizations – business companies and NGO's. She is the organizing force and leader of the "Women promoting women" network in Israel, including most of the women leaders in business, academia, public sector and NGO's.  Dr. Setter holds a Ph.D. degree in Management Sciences and an M.A. degree in Religions South Asian Science Studies from Tel Aviv University.

Eli Akavia, serves as a director, having served in that position since December 2003.  Mr. Akavia is an independent consultant and he serves as a director of several other Israeli public companies (Eshlad Ltd., Starling Advanced Communications Ltd., Meitav Provident Funds Ltd., and Rada Electronics Industry Ltd.).  Mr. Akavia served in the past as a director in Eden Springs Ltd., an Israeli public company. Mr. Akavia worked for Luboshitz Kasierer, an Israeli auditing firm (formerly a member firm of Arthur Andersen and currently merged with Ernst & Young, Israel) for 30 years and until 2002, first as an employee and later as a senior partner.  Mr. Akavia’s roles at Luboshitz Kasierer included: head of audit department, head of hi-tech division and partner in charge of the firm’s professional standards group.  Mr. Akavia specialized in hi-tech companies and accumulated invaluable experience in U.S. GAAP and SEC rules.  Mr. Akavia has participated in a large number of Israeli companies’ initial public offerings in the United States.

Ra'anan Ellran served as a director between 1999- 2005, resuming the position in July 2007. Mr. Ellran currently serves on the Board of Directors of I.P.Dot Ltd., an Israeli internet software designer, and of Rafael Advanced Defense Systems Ltd. (between 2002-2005, resuming the position in 2006), where he also serves as chairman of the finance committee, and as chairman of the investment committee. Additionally, Mr. Ellran currently serves as member, board of directors, audit committee and chairman investment committee in Meitav Provident Funds Ltd.  Previous positions as board member include the First International Bank, Dikla Mutual Funds Management Company, F.I.B.I. Holding Company Ltd. (until October 2006), and First International Bank of Israel, Provident and Pension funds (between 1993-1998). Between 1997- 2002 he served as the General Manager of Assuta Medical Centers, between 1995 to 1997, he served as the General Manager of Ratfon Import Ltd., and prior to that he was the General Manager of ACE Hardware (Israel) Ltd. (1994-1995).  Mr. Ellran holds a B.A. in Economics & Business Administration and an M.B.A from Bar-Ilan University.

David P. Stone has served as a director since March 29, 2010. Mr. Stone retired as a senior partner in the New York-based international law firm of Weil, Gotshal & Manges LLP, or WGM at the end of 2005.  For approximately 35 years prior to his retirement, Mr. Stone was engaged in the practice of law, specializing in corporate, securities and mergers and acquisitions law.  At WGM, Mr. Stone founded and led the WGM’s Israel Practice Group which, during his tenure, represented the issuers, underwriters or selling shareholders in connection with more than 90 public offerings of equity or debt securities by Israeli companies in the United States.  Both as a member of WGM and since his retirement from that firm, Mr. Stone has served from time to time as our counsel.  Since retiring, Mr. Stone has been primarily engaged as a trustee of, or manager of substantial projects for, philanthropic institutions with activities in both the United States and Israel.  In addition, during the fall of 2007 Mr. Stone taught a course in International Regulation of Securities and Capital Markets at the Israel College of Management in Rishon L'Tzion.  Mr. Stone also actively participated in establishing, and continues to serve as the Chairman of the Academic and Selection Committees of, the Pope John Paul II Center for Inter-Religios Studies at the Pontifical University of St. Thomas Aquinas (also known as the Angelicum) in Rome, Italy.  Mr. Stone holds a Bachelor of Arts degree from Columbia University and a Juris Doctor degree from Harvard University. Mr. Stone does not currently serve as a director of any other publicly-traded companies.

Mark Green serves as a director since March 29, 2010. Mr. Green is head of Investment Banking at Merriman Curhan Ford, a New York based investment bank. Mr. Green previously headed C.E. Unterberg, Towbin’s (and later Collins Stewart’s) banking efforts in Israel, where he advised technology companies on cross-border public and private financings and mergers & acquisitions. Prior to joining Unterberg, Mr. Green worked with the Salomon Smith Barney's (later Citigroup's) Israel Investment Banking group. Mr. Green received his Masters in Business Administration from the University of Bath School of Management, England and his Bachelor of Arts from the University of Westminster, London, England. Mr. Green is also an Associate of the Royal Institute of Chartered Surveyors, England.

B.           COMPENSATION

Executive Compensation

The aggregate compensation paid by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” for the year ended December 31, 2011 was $2,751,351 of which approximately $73,326 relates to 2011 bonuses to be paid in 2012.  This amount includes approximately $882,627 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. Non-executive directors are reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board.  Our executive directors do not receive separate compensation for their service on the Board of Directors or any committee of the Board of Directors.  The aggregate amount paid by us to our non-executive directors listed above under “Management,” in the year ended December 31, 2011, was $215,214.

Directors’ Compensation

We pay each director (other than directors who are also officers of the Company) annual compensation in the amount of NIS 71,300 (approximately $18,660), and in addition an amount of NIS 2,813 (around $736) for each meeting of the board or any one of its committee attended in person (and 60% of this amount for each meeting attended via a conference call).

In addition, we grant our directors, from time to time, options to purchase our Ordinary Shares, subject to the approval of our shareholders' meeting.

See “Item 6.E. Share Ownership” for information on beneficial ownership of our shares by our directors and executive officers.  We have no outstanding loans to any of our directors or executive officers.

Employment Agreements

We maintain written employment and related agreements with all of our office holders.  These agreements provide for monthly salaries and contributions by us to executive insurance and vocational studies funds.  Certain salaries of our Israeli based officers are denominated by dollars, and are being converted into NIS at a fixed conversion rate of $1 = NIS4.3 The employment agreements of certain office holders provide that we may give the employee an annual bonus in accordance with targets to be determined by our compensation committee by December 31 of each calendar year in respect of the following year.  In determining the amount of the bonus, the compensation committee and the board of directors must relate it to our revenues or profits, as applicable to the employee.   If justifiable in light of our quarterly financial results, we may make advances on bonus payments pursuant to a resolution of our board of directors.  All of our office holders’ employment and related agreements contain provisions regarding noncompetition, confidentiality of information and assignment of inventions.  The enforceability of covenants not to compete in Israel is unclear.

Agreement with Oded Bashan.  The employment agreement of Oded Bashan, dated July 1, 2004, as was amended and  extended at our shareholders meetings dated June 3, 2005, August 24, 2006, July 27, 2007 and March 16, 2012, was extended until December 31, 2015. Mr. Bashan's agreement shall be automatically extended or terminated by either party upon a six months notice, where if either party terminates the employment prior to December 31, 2015, the Company shall be obligated to continue paying Mr. Bashan his remuneration, including benefits, but excluding bonuses, until such date, and in any event, and without derogating from the foregoing, for a period that shall not be less than six months following the notice period. In the event of termination (by either party), Mr. Bashan is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment, unless we terminate his employment as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings. In addition to the compensation, Mr. Bashan is entitled under his contract of employment agreement to an additional bonus of $5,000 in fully vested options for every one percent increase (or part thereof) in the Company's average share price quoted for the twelve months of the year for which the bonus is paid over the higher of (i) $2.76; or (ii) the higher average share price quoted for the twelve months of any of the preceding years commencing (and including) the year 2012. The amount of the vested options granted for each one percent increase shall be equal to $5,000 divided by the average share price quoted for the twelve months of the year, for which bonus is paid and the exercise price of the said options shall be equal to the par value of the underlying Ordinary Shares. Mr. Bashan is also entitled to a cash bonus in an amount equal to 5% of the annual non-GAAP Operating profit of the Company (on a consolidated basis. The monthly compensation that Mr. Bashan is entitled to under his employment agreement currently amounts to $40,000 (with additional customary social benefit payments),  is paid to Mr. Bashan partially as a salary, in his capacity as an employee of the Company, and partially as a service fee, in his capacity as a service provider. As part of the prior amendment to Mr. Bashan's employment agreement, that took place on March 29, 2010, our shareholders approved that the terms of Mr. Bashan's amended employment agreement, as described above, shall apply to his position as a Chairman of our Board of Directors and/or as Chief Executive Officer.

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

Agreement with Tanir Horn.  The employment agreement of Tanir Horn, dated June 25, 2007, as was recently amended by our compensation committee and our Board of Directors provides for a two year term ending on December 31, 2013.  Mrs. Horn agreement shall be automatically extended or terminated by either party upon a six months notice, where if either party terminates the employment prior to December 31, 2013, the Company shall be obligated to continue paying Mrs. Horn her remuneration, including benefits, until such date, and in any event, and without derogating from the foregoing, for a period that shall not be less than six months following the day that a prior notice was sent to her by the Company. In the event of termination (by either party), Mrs. Horn is entitled to receive severance pay equal to twice the rate of one month’s current salary multiplied by the number of years of employment, unless we terminate her employment as a result of circumstances depriving her of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of confidentiality or noncompetition undertakings.

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

Agreement with Ohad Bashan.  The employment agreement of Ohad Bashan, as was approved at our shareholders meeting dated December 11, 2009, provides for a five-year term ending on August 24, 2014.  Either party may terminate the employment by a prior six month notice period. In the event of termination (by either party), Mr. Bashan shall be entitled to severance payment in an amount equal to two monthly salaries for each year Mr. Bashan was employed with the Company or OTI America. In case of termination of Mr. Bashan's employment following a merger or acquisition of the Company in which we are not the surviving entity, Mr. Bashan shall be entitled to continue to receive his monthly salary and all benefits until the completion of his employment term. In addition to his monthly compensation, Mr. Bashan is entitled to receive a special annual bonus of 0.5% of our annual sales in the Americas markets. The bonus is paid during the month of April of the following year of the actual sales, as recognized in OTI’s consolidated financial statements. The total compensation that Mr. Bashan is entitled to under his employment agreement is paid to Mr. Bashan partially as a salary, in his capacity as an employee of the Company, and partially as a service fee, in his capacity as a service provider.

C.           BOARD PRACTICES

Election of Directors; Appointment of Officers

Our current Board of Directors consists of nine directors (which is the maximum number of directors that can serve on our Board of Directors at any time under our articles of association).  A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees.  Directors are appointed, removed or replaced, by a majority vote of our shareholders present in person or by proxy at a general meeting of our shareholders.

Once elected at a shareholders’ meeting, our directors, except our external directors, hold office until the first general meeting of shareholders held at least thirty six months after their election, except for Mr. Oded Bashan and Mr. Ronnie Gilboa who may not be replaced or removed unless by an affirmative vote of 75% of the Company's shareholders entitled to vote and voting in person or by proxy at a general meeting of shareholders.  Incumbent directors may be reelected at that meeting. A director may be elected for consecutive terms, unless prohibited by the law.

Under the Companies Law, neither the Chief Executive Officer of a public company nor a family member thereof or any person directly or indirectly subordinate to the Chief Executive Officer, may serve as a Chairman of the Board of Directors, and vice versa, unless authorized by a general meeting of the shareholders and then only for a period of time that does not exceed three years.  On December 11, 2009, our shareholders authorized our Chairman, Oded Bashan, to act as our Chief Executive Officer for an additional three-year period.

Our Board of Directors appoints our Chief Executive Officer.  Each of our executive officers serves at the discretion of the Board of Directors, subject to the terms of any employment agreement, and holds office until his or her successor is elected or until his or her earlier resignation or removal.  Except for Ohad Bashan, our President and Chief Marketing Officer, and Chief Executive Officer of OTI America, who is the son of Oded Bashan, our co-founder and chairman of our Board of Directors, none of our former directors or executive officers has any family relationship with any other director or executive officer.

External Directors

The Companies Law, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  No person may be appointed as an external director of a company if the person is a family member of a controlling shareholder of the company, or if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had within the two years preceding the person’s appointment as an external director, any affiliation or other than negligible business or professional relation with the company, a controlling shareholder or a family member thereof, or with any entity controlling, controlled by or under common control with the company, or, in the event there is no controlling shareholder in the company, with the Chairman of the Board of Directors, the Chief Executive Officer, a holder of 5% or more of the issued shares or voting rights of a company, or the most senior financial officer.  The term “affiliation” includes control, an employment relationship, a business or professional relationship maintained on a regular basis, or service as an office holder, excluding service as a director appointed to serve as an external director in a company that intends to make an initial offering of its shares to the public.  The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.  The individuals listed in the table above are office holders.  The external directors were not office holders prior to their election.

In addition, no person may serve as an external director if that person’s other positions or business activities create, or may create, a conflict of interest with the person’s service as an external director or may otherwise interfere with the person’s ability to serve as an external director.  If, at the time an external director is appointed, all current members of the Board of Directors, who are not controlling shareholders or family members thereof, are of the same gender, then that external director must be of the other gender.  Regulations promulgated under the Companies Law provide that the requirement of Israeli residency does not apply to the external directors of companies whose shares are listed for trading outside of Israel.

External directors are elected by a majority vote at a shareholders’ meeting at which either the majority of shares voted at the meeting, including at least majority of the shares held by non-controlling shareholders disinterested with respect to the interests of controlling shareholders voted at the meeting, vote in favor of the election of the external director, or the total number of shares held by non-controlling shareholders disinterested with respect to the interests of controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and under regulations that apply to Israeli companies whose shares that have been offered to the public outside of Israel or traded on a stock exchange outside of Israel, may be extended for consecutive additional three year periods (unlike other public companies, in which only two additional three year period is allowed).  External directors may only be removed by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  If an external directorship becomes vacant, our Board of Directors is required under the Companies Law to call a shareholders’ meeting promptly to appoint a new external director.

A company, as well as its controlling shareholders and any corporation in their control, may not grant an external director, its spouse or child, directly or indirectly, with any benefits, may not appoint any such person as an office holder in the company or any corporation in the control of a controlling shareholder and may not employ or receive paid services from any such person, directly or indirectly, including through a corporation controlled by that person, for two years following the termination of the external director's service as an external director of that company.

Each committee of our Board of Directors must include at least one external director and the audit committee must include all of the external directors, as may be.  An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

In addition, the audit committee of our Board of Directors must include at least three independent directors within the meaning of Rule 5605(a) (2) to the NASDAQ Rules.  Our directors Ra'anan Ellran, Eliezer Manor and Ora Setter, qualify as external directors under the Companies Law and independent directors under the NASDAQ Rules.  In addition, our directors Eli Akavia, CPA, Mark Green and David Stone are qualified as independent directors under the NASDAQ Rules.

Alternate Directors

Under our articles of association, each of our directors, other than our external directors, may appoint, by written notice to us, any person to serve as an alternate director.  Under the Companies Law, neither a current serving director, nor a currently-serving alternate director or any person not eligible under the Companies Law to be appointed as a director, may be appointed as an alternate director.  An alternate director has all the rights and duties of the director appointing him, unless the appointment of the alternate provides otherwise, and the right to remuneration.  The alternate director may not act at any meeting at which the appointing director is present.  Unless the time period or scope of the appointment is limited by the appointing director, the appointment is effective for all purposes, but expires upon the expiration of the appointing director’s term.  Currently, none of our directors has appointed any alternate directors.

Directors’ Service Contracts

Other that directors that serve as officers of the Company, none of our directors have any services contracts either with us, or with any of our subsidiaries, which provide for benefits upon termination of employment or service.

Board Committees

Our Board of Directors has established an audit committee, compensation committee, and investment committee.

Compensation Committee

Our Board of Directors established our compensation committee in July 1999.  The duties of the compensation committee are to review the terms of employment of our senior management, to review and recommend to our Board of Directors the issuance and the allocation of options under our share option plans and to perform any other task delegated by our Board of Directors.

The current members of our compensation committee are Oded Bashan, Eliezer Manor, Ora Setter, Ra’anan Ellran and Eli Akavia. Other than Oded Bashan, who serves as a member of our compensation committee, none of the members of our compensation committee or audit committee is currently, or has ever been at any time since our formation, an officer or employee of the Company. Since our compensation committee is not comprised solely of independent directors, all compensation arrangements of our executive officers are determined by a majority of our independent directors in accordance with NASDAQ Rules.

Audit Committee

Our Board of Directors established our audit committee in July 1999.  The Companies Law requires a public company to appoint an audit committee consisting of at least three members, all of whom are directors, including all the external directors, and a majority of which must satisfy the independence standards under the Companies Law. The chairman of the audit committee must be an external director and may not hold such position for a term exceeding nine years.  Without derogating from the application of the Companies Law, the audit committee’s responsibilities are governed by a written charter.  The responsibilities of the audit committee include appointing our independent registered public accounting firm (subject to the shareholders approval under the Companies Law) and identifying irregularities in the management of our business in consultation with our independent accountants and the internal auditor and suggesting appropriate responses.  The audit committee’s responsibilities also include approving related party transactions as required by the Companies Law and classification of transactions as extraordinary transactions, as defined below.  Neither the chairman of the Board of Directors, nor any director employed by or otherwise providing services on a regular basis to us, to a controlling shareholder or to a corporation controlled by a controlling shareholder, a director whose main livelihood is dependent on a controlling shareholder a controlling shareholder, or a relative of a controlling shareholder may be a member of the audit committee.  The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless a majority of the audit committee’s members, such majority including a majority of the independent directors who are members of the audit committee and at least one external director, are present at the meeting at which the approval is granted.  In addition, pursuant to the NASDAQ Rules, we are required to maintain an audit committee which is comprised of at least three independent directors.  In accordance with the provisions of the Sarbanes-Oxley Act, our audit committee is required to pre-approve all audit and permitted non-audit services provided by our external auditors.

The current members of our audit committee are Ora Setter, Eliezer Manor, Ra’anan Ellran and Eli Akavia, all of whom are “independent directors.”  Eli Akavia is the Audit Committee’s Chairman. Our Board of Directors has determined that both Eli Akavia and Ra’anan Ellran are “Audit Committee Financial Experts" within the meaning of SEC rules and have the requisite experience under NASDAQ Rules.

Investment Committee

Our Board of Directors established an investment committee in August 2009.  The duties of the investment committee were to determine and implement our investment policy regarding short-term and medium-term liquidity investments with a view to preserve the value of our cash and cash equivalents, in accordance with the general guidelines set out by our Board of Directors. The members of the investment committee were Oded Bashan and Ra’anan Ellran (with Tanir Horn as our CFO attending the meetings of such committee). In December 2011 our Board of Directors resolved, based on the recommendation of the committee, to dissolve the committee.

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor that is recommended by the audit committee.  The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, or the company’s independent accountant or the independent accountant’s representative.  The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager.  On March 5, 2012, our audit committee recommended the appointment of Mr. Gali Gana, CPA, from the offices of Rosenblum Holzman & Co., as our internal auditor for the year 2012, and our Board of Directors approved the appointment on that date.

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

Under the Companies Law, all arrangements as to compensation of office holders who are not directors, including undertakings to indemnify or insure an office holder who is not a director require both board and audit committee approval, except that a revision of an existing arrangement, to the extent determined by the audit committee to be immaterial in respect to the existing arrangement, shall require only the audit committee’s approval.  In general, arrangements regarding the compensation, indemnification and insurance of directors require audit committee and shareholder approval in addition to board approval. Under Rule 5605(d)(1) to the NASDAQ Rules, compensation of the Chief Executive Officer must be determined, or recommended to the Board for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. The Chief Executive Officer may not be present during voting or deliberations. Under Rule 5605(d)(2) to the NASDAQ Rules compensation of all executive officers, except the Chief Executive Officer, must be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

The Companies Law applies the same disclosure requirements to a controlling party of a public company that it applies, as described above, to an office holder.  For these purposes a “controlling party” is any person possessing the ability to direct the activities of the company, including a shareholder which holds 25% or more of the voting rights of the company if no other shareholder owns more than 50% of the voting rights in the company, but excluding a person whose power is derived solely from his or her position on the board of directors or from another position with the company.  Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be joint shareholders.  Extraordinary transactions with a controlling party or in which a controlling party has a personal interest, a private placement in which the controlling party has a personal interest and the engagement and terms of compensation of a controlling party or his family members, directly or indirectly including through a corporation in their control, for provision of services to the company, require the approval of the audit committee, the Board of Directors and the shareholders.  Any such engagement for a period exceeding three years must be approved once every three years, unless a longer term of engagement is approved pursuant to the determination of the audit committee that such period is appropriate under the circumstances.  Said engagements with a controlling party requires the approval of a majority of shares voted at the meeting, including at least majority of the shares of the disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than 2% of the aggregate voting rights in the company.

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

D.            EMPLOYEES

The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31
Department	2009	2010	2011

Sales and marketing	37	27	32
Research and development	114	68	68
Manufacturing and operations	576	71	85
Customer support	20	23	28
Management and administration	112	99	66

Total	859	288	279

The large decrease in the number of our employees in 2010 compared to 2009 was mainly attributed to the termination of our manufacturing and operations in the Far East. Of our employees, on December 31, 2011, 123 were based in Israel, 7 in the United States, 110 in Europe, 31 in South Africa and 8 in the Far East.  Under applicable law and by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Association.  These provisions principally concern cost of living increases, length of the working day, minimum daily wages for professional employees, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacation, sick pay and other conditions of employment.  We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. Our employees are not represented by a labor union.  We have written employment agreements with substantially all of our employees.  Competition for qualified personnel in our industry is intense and it may be difficult to attract or maintain qualified personnel to our offices.  We dedicate significant resources to employee retention and have never experienced work stoppages and we believe that our relations with our employees are good.

E.             SHARE OWNERSHIP

The following table sets forth certain information as of March 30, 2012, regarding the ownership of our Ordinary Shares by each of our directors and executive officers.

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

The share numbers and percentages listed below are based on 31,311,262 Ordinary Shares outstanding as of March 30, 2012.

Name of beneficial owner (1)	Number of Shares Owned (2)	% of Class of Shares	Number of Options Owned	Exercise Price	Date of Expiration
Oded Bashan (3)	1,979,769	6.2%%
Ronnie Gilboa (4)	204,589	*	2,500	NIS 0.10	April 13, 2012
Tanir Horn (5)	135,000	*	45,000 90,000	$1.4 $1.36	November 30, 2013 March 1, 2015
Moshe Aduk (6)	217,397	*	662 20,000	NIS 0.10 NIS 0.10	May 14,2012 April 13,2012
Nehemya Itay (7)	315,819	*	675	NIS 0.10	May 14,2012
			100,000	NIS 0.10	November 14,2015
Ohad Bashan (8)	669,048	2.1%	450,000	$ 1.00	March 29, 2015
Eliezer Manor (9)	30,000	*	30,000	NIS 0.10	April 13,2012
Ora Setter (10)	30,000	*	30,000	NIS 0.10	April 13,2012
David Stone (11)	10,000	*
All executive officers and directors as a group (12)	2,931,360	9.1%	768,837

* Less than 1%

(1)	The number of Ordinary Shares shown includes shares that each shareholder has the right to acquire by exercising options currently exercisable or exercisable within 60 days of the date of this table.
(2)
If a shareholder has the right to acquire shares by exercising options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder. The number of shares owned by a certain shareholder includes the number of options owned by such shareholder, if applicable.

(3)
Includes 754,996 Ordinary Shares held by Mr. Bashan and 7,462 Ordinary Shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by his wife. Also includes 1,217,311 Ordinary Shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him. Mr. Bashan does not own any of the 1,217,311 Ordinary Shares.

(4)
Includes 187,089 Ordinary Shares held by Mr. Gilboa, 15,000 Ordinary Shares held by Mr. Gilboa's wife and options held by Mr. Gilboa and his wife to purchase 2,500 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.

(5)	Consists of options to purchase 135,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(6)	Includes 196,735 Ordinary Shares held by Mr. Aduk and options to purchase 20,662 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(7)
Includes 215,144 Ordinary Shares held by Mr. Itay and options held by Mr. Itay and his wife to purchase 100,675 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.

(8)	Includes 219,048 Ordinary Shares held by Mr. Bashan and options held by Mr. Bashan to purchase 450,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(9)	Consists of options to purchase 30,000 ordinary shares currently exercisable or exercisable within 60 days of the date of this table.
(10)	Consists of options to purchase 30,000 ordinary shares currently exercisable or exercisable within 60 days of the date of this table.
(11)	Consists of 10,000 Ordinary Shares held by Mr. Stone.
(12)
Messrs. Ronnie Gilboa, Moshe Aduk, Nehemya Itay and Ohad Bashan granted Mr. Oded Bashan irrevocable proxies with respect to 660,262 Ordinary Shares in the aggregate. We therefore deemed those shares to be beneficially owned by those persons and also by Mr. Oded Bashan. Nevertheless, while aggregating the shares beneficially owned by all directors and executive officers those shares were accounted for only once.

Share Option Plans

The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please refer to Note 11 to our consolidated financial statements.  Under Israeli law, except for issuances of options to directors, or members of their families, adoption of a share option plan and revisions to it, as may be, are not subject to shareholders' approval. Under NASDAQ Rules, however, absent an exemption, most new share option plans and material revisions are subject to shareholders' approval.

2008 Employee Stock Purchase Plan

In 2008, the Company established an Employee Stock Purchase Plan pursuant to which 1,500,000 of our Ordinary Shares have been reserved for eligible employees of the Company and its subsidiaries. The purchase price of the Ordinary Shares is 85% of the closing price on certain dates specified in the plan. As of March 30, 2012, an aggregate of 1,297,861 of our Ordinary Shares have been issued to eligible employees under this plan.

2001 Share Option Plan

We established our 2001 Share Option Plan, or the 2001 Plan, in February 2001.  The 2001 Plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates.  Upon establishment of the 2001 Plan, we initially reserved 75,000 Ordinary Shares for issuance.  During the years 2002-2007, and in November 2010 and November 2011, our board of directors adopted certain resolutions with regard to the 2001 Plan that increased the number of available options thereunder . As of March 30 , 2012, the aggregate number of options available under the 2001 Plan is 13,200,000. On In November 2010, our board of directors extended the 2001 Plan to be effective until February 28, 2016. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders' approval.

Under the 2001 Plan, as of March 30, 2012, 9,271,447 options had been exercised and 1,479,915 options are outstanding and exercisable.  Of the options that are outstanding, as of March 30, 2012, 818,837 options are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $0.84.

Our 2001 Plan is administered by our compensation committee which makes recommendations to our board of directors regarding the grantees of options and the terms of the grant, including exercise prices, grant dates, vesting schedules, acceleration of vesting and forfeiture.  Under the Companies Law the allocation of options is solely within the authority of our board of directors. Under the 2001 Plan, the terms and conditions of options are set forth in individual option agreements with the grantee.

Under the 2001 Plan, if the employment of a grantee is terminated for cause, all of his or her options expire immediately.  A grantee whose employment is terminated without cause may exercise his or her vested options within three months of termination.  If the termination is due to the death or disability of the grantee, the options may be exercised within 18 months of the date of termination in the case of death and 12 months in the case of disability.

In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, or the Ordinance, grantees subject to taxation by the State of Israel that receive options under the 2001  Plan (excluding grantees who previously received options that were incorporated upon the commencement of Amendment No. 132 of the Income Tax ordinance, or the Tax Reform, that was approved on July 24, 2002 and became effective on January 1, 2003, and those who are not employees or office holders and those who are our controlling shareholders) are afforded certain tax benefits.  We elected the benefits available under the “capital gains” alternative.  There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the Israeli employees who is granted options.  Each such option, and any Ordinary Shares acquired upon the exercise of such option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months as of the end of the date in which the option was granted and deposited in trust with the Trustee or as of the end of such tax year (based on the time of grant).  In the capital gains alternative a company may not recognize expenses pertaining to the options for tax purposes.  We also granted our Israeli employees options pursuant to Section 102(c) of the Ordinance that are not held in trust by a trustee, which while enabling the immediate exercising and selling of options granted under the 2001 Plan, will be subject to the marginal tax rate up to 50% plus payments to the National Insurance Institute and health tax on the date of the sale of the shares or options.  As of January 1, 2003, Section 3(i) of the Ordinance was partially replaced by Section 102(c) and no longer applies to allocations of options to Israeli employees (including directors and office holders).  Section 3(i) still applies and imposes taxes on individuals and entities subject to taxation in Israel who are not employees (such as consultants and service providers) and to employees who are considered “controlling shareholders.”

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table provides summary information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our Ordinary Shares as of March 30, 2012, or a different date, if so provided in the table below or footnotes thereof.

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

	March 29, 2010		March 21, 2011		March 30, 2012
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares
Oded Bashan (2)	2,187,689	8.97%	2,095,423	6.72%	1,979,769	6.32%
Jerry Lafe Ivy, Jr. (3)	-	-	-	-	3,063,916	9.78%
C. Silk & Sons, Inc., (4)	-	-	-	-	3,881,034	12.39%
Jack Silver (5)	-	-	-	-	1,723,000	5.50%

(1)	The percentages shown above are based on 31,311,262 Ordinary Shares outstanding as of March 30, 2012.
(2)
The number of share beneficially owned as of March 30, 2012 includes 754,996 Ordinary Shares held by Mr. Bashan and 7,462 Ordinary Shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by his wife. Also includes 1,271,311 Ordinary Shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him. Mr. Bashan does not own any of such 1,271,331 Ordinary Shares.

(3)
Pursuant to Schedule 13D filed with the SEC on March 2, 2012, Mr. Ivy beneficially owns 3,063,916 Ordinary Shares and Mrs. Ivy beneficially owns 422,800 Ordinary Shares.  Mr. Ivy has sole voting power and power of disposition over the 2,641,116 Ordinary Shares, and shared voting power and power of disposition over the 422,800 Ordinary Shares o owned in the joint account with Mrs. Ivy. We have no information as to the holdings of Mr. Ivy on or before March 21, 2011.

(4)

Pursuant to Schedule 13D/A filed with the SEC on January 17, 2012, C. Silk & Sons, Inc. beneficially owns 3,881,034 Ordinary Shares, and has sole voting power and dispositive power over such 3,881,034 Ordinary Shares.  We have no information as to the holdings of C. Silk & Sons, Inc. on or before March 21, 2011.

(5)
Pursuant to Schedule 13G/A filed with the SEC on February 9, 2012, Mr. Silver beneficially owns 1,723,000 ordinary shares, and has the sole voting and dispositive power with respect thereof.  We have no information as to the holdings of Mr. Silver on or before March 21, 2011.

Major Shareholders Voting Rights

Subject to the terms of our articles of association, our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 30, 2012, there were 58 holders of record of our Ordinary Shares, of which 9 record holders holding approximately 1% of our Ordinary Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96% of our outstanding Ordinary Shares as of said date).

B.           RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that are on the whole no less favorable to us than those that would be available from unaffiliated parties at arm's length.  Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Agreement with HolyTech Ltd.

In January 1996, we entered into an agreement with HolyTech Ltd., a company owned by Varda Bashan, Ora Gilboa and certain other of our executive officers, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our Board of Directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. Under the agreement, HolyTech provides us with management and engineering services as needed. Mrs. Bashan provides administration services and a number of other shareholders of HolyTech, who are also our employees, provide engineering services. HolyTech has no activities other than the provision of these services to us. The cost of these services is intended to equal the cost of these services if performed by unrelated parties. The aggregate consideration for the services that HolyTech provided to us was $90,000 in 2009, in $81,000 2010 and $101,000 in 2011.

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

Agreement Relating to Insurance Services

We have been receiving insurance agency services from a family member of one of our officers.  On August 22, 2003, our Board of Directors ratified and approved such engagement in accordance with the applicable Companies Law provisions.

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

On March 27, 2012, we announced that we filed a patent infringement lawsuit alleging that T-Mobile USA, Inc. sells Near Field Communication (NFC) enabled phones that infringe our U.S. Patent No. 6,045,043. NFC technology enables contactless payments with mobile phones, loyalty programs, data mining, and other applications. The lawsuit is pending in the United States District Court for the Southern District of New York.

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

Though we never declared or paid a cash dividend, in November 2008 our Board of Directors has authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million subject to approval by court, as required under the Companies Law. In May 2009 the court approved a repurchase program in a total amount of up to $2 million. In the course of the repurchase program, 1,178,699 of our Ordinary Shares were acquired for an aggregate purchase price of $2 million.

B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

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

	NASDAQ Global Market per Share $
	High	Low
Year

2007	8.43	3.60
2008	3.57	1.07
2009	1.94	0.83
2010	3.28	1.40
2011	4.00	1.08

2010
First quarter	2.65	1.40
Second quarter	2.58	1.99
Third quarter	2.08	1.64
Fourth quarter	3.28	1.67
2011
First quarter	4.00	2.14
Second quarter	2.69	2.12
Third quarter	2.25	1.41
Fourth quarter	1.63	1.08

Month
September 2011	1.68	1.41
October 2011	1.63	1.31
November 2011	1.58	1.27
December 2011	1.44	1.08
January 2012	1.32	1.07
February 2012	1.55	1.29
March 2012	1.70	1.20

B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

Our Ordinary Shares are quoted the NASDAQ Global Market under the symbol “OTIV” since December 20, 2004, and were traded on the NASDAQ Small Cap Market from November 12, 2002 until December 20, 2004.

D.           SELLING SHAREHOLDERS

Not applicable.

E.            DILUTION

Not applicable.

F.             EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.        ADDITIONAL INFORMATION

A.           SHARE CAPITAL

Not applicable.

B.           MEMORANDUM AND ARTICLES OF ASSOCIATION

We were incorporated under the laws of the State of Israel on February 15, 1990, under the name of De-Bug Innovations Ltd., with unlimited duration.  We are registered with the Israeli Registrar of Companies in Jerusalem, Israel.  Our founders were Oded Bashan and Ronnie Gilboa and our registration number is 52-004286-2.  Our name was changed to On Track Innovations on July 8, 1991.  Our objectives under our memorandum of association are to engage in any activity related to innovation and inventions in the fields of science and technology.

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

Description of Ordinary Shares

As of March 30, 2012, our authorized share capital consists of 50,000,000 Ordinary Shares, nominal value of NIS 0.1 per share, of which 32,489,961 were issued, 31,311,262 were outstanding and 1,178,699 were held by the Company as dormant shares.

The ownership or voting of Ordinary Shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are in a state of war with Israel might not be recognized as owners of Ordinary Shares.

Dividend and Liquidation Rights

We are permitted to declare a dividend to be paid to the holders of Ordinary Shares, but we have never declared a dividend and we do not anticipate any dividend declaration in the foreseeable future.  Dividends may only be paid out of our profits, or the Profit Test, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, or the Solvency Test. Profits, as defined in section 302(b) to the Companies Law, mean surplus balance or surplus accumulated during the last two years, whichever is higher. Alternatively, the court is entitled, at the Company's request, to approve a dividend distribution, which does not meet the Profit Test, provided it is convinced that the Solvency Test is met.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of Ordinary Shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders.  Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association require otherwise.  Our articles of association provide that our Board of Directors may declare and pay dividends without the approval of our shareholders.

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

Voting, Shareholders’ Meetings and Resolutions

Holders of our Ordinary Shares have, for each Ordinary Share held, one vote on all matters submitted to a vote of shareholders, subject to the terms specified in “Item 10.B – Memorandum and Articles of Association - Special Notification Duties”.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future by our shareholders.  The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold or represent together at least 25% of our issued and outstanding Ordinary Shares, provided, however that as long as we are listed on NASDAQ, the quorum at a general meeting shall be two members present in person or by proxy holding at least 33-1/3% of our issued and outstanding Ordinary Shares or such higher percentage as NASDAQ may impose on listed companies from time to time so long as such higher percentage is in effect.  A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place.  If a quorum is not present within half an hour following the time appointed for the reconvened meeting, the shareholders then present, in person or by proxy, shall constitute a quorum. Rule 5620(c) to NASDAQ Rules requires that an issuer listed on NASDAQ should have a quorum requirement that in no case be less than 33 1/3% of the outstanding voting shares of the company. However, as mentioned above, our articles of association, consistent with the Companies Law, provide for a lower quorum requirement in an adjourned meeting.

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

Election of Directors

Our Ordinary Shares do not have cumulative voting rights for the election of directors.  Rather, under our articles of association our directors (other than external directors) are elected at a shareholders meeting by a simple majority of our Ordinary Shares. External directors are elected by a simple majority of our Ordinary Shares, which majority includes at least majority of the shares held by non-controlling shareholders, disinterested with respect to the interest of controlling shareholders, voted at the meeting, or the total number of shares held by non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company. Without derogation from the above, our founders, Oded Bashan and Ronnie Gilboa, may not be replaced or removed unless by an affirmative vote of 75% of the Company’s shareholders.  As a result, the holders of our Ordinary Shares that represent more than 50% of the voting power represented at a shareholder meeting have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the additional approval requirements for external directors. For more information see description under “Item 6.C - Board Practices – Election of Directors; Appointment of Officers” and “Item 6.C - Board Practices - External Directors”.

Modification of Class Rights

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by written consent of holders of three-fourth of the issued shares of that class, or by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Transfer of Shares and Notices

Fully paid Ordinary Shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by Israeli law, U.S. securities laws or the rules of a stock exchange on which the shares are traded.  Under the Companies Law and applicable regulations, unless otherwise provided in the articles of association or by applicable law, shareholders of record are entitled to receive a minimum of 35 or 21 days prior notice of meetings of shareholders, based on the matters that are on the agenda.  Subject to the foregoing provisions of the Companies Law and applicable regulations, our articles of association provide that each shareholder of record is entitled to receive at least 14 days prior notice of any annual or Extraordinary Shareholders’ Meeting and at least 21 days prior notice of any shareholders’ meeting at which a special resolution is proposed. Under current regulations, a longer advanced notice of at least 35 days is required in certain cases.

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

Anti-Takeover Provisions under Israeli Law

Tender Offer.  A person wishing to acquire shares or voting rights of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.  If the shareholders who refuse to sell their shares hold less than 5% of the issued share capital of the company, and a majority of the disinterested shareholders have consented to sell their shares, or if the shareholders who refuse to sell their shares hold less than 2% of the issued share capital of the company, all of the shares held by such shareholders that the acquirer offered to purchase will be transferred to the acquirer by operation of law.  However, the shareholders may petition the court to alter the consideration for the acquisition.  If, however, the tender offer was not consummated in full as aforementioned, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

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

Anti-Takeover Actions Taken by the Company

On January 11, 2009, as amended and restated on January 11, 2012, our Board of Directors adopted a Shareholder Rights Plan. Pursuant to the terms of the plan, our board approved a distribution by way of bonus rights, of rights to purchase half, one, two or three of our Ordinary Shares for each of our outstanding Ordinary Shares on the record date. The bonus rights were distributed on January 12, 2009, to the shareholders of record as of the close of business on January 11, 2009.

The rights are initially traded with, and are inseparable from our Ordinary Shares. The rights are evidenced only by the balances indicated in the book-entry account system of the transfer agent for our Ordinary Shares or, in the case of certificated shares, the certificates that represent such Ordinary Shares and any transfer of Ordinary Shares constitutes a transfer of rights. New rights accompany any new Ordinary Shares we issue after January 11, 2009 until the Distribution Date described below.

Each right will allow its holder to purchase from us half, one, two or three Ordinary Shares at a price of NIS 0.10 per Ordinary Share, once the rights become exercisable. Prior to exercise, a right does not give its holder any dividend, voting, or liquidation rights.

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

If a person or group becomes an Acquiring Person, all holders of rights, except for the Acquiring Person or any associate or affiliate thereof may, for NIS 0.10 per share (subject to adjustment as provided in the plan), purchase half, one, two or three Ordinary Shares, in accordance with ratio mentioned above. In addition, if, after a person or group becomes an Acquiring Person, we are later acquired in a merger or similar transaction after the Distribution Date, all holders of rights, except for the Acquiring Person, or any associate or affiliate thereof may, for NIS 0.10 per share (subject to adjustment as provided in the plan), purchase half, one, two or three Ordinary Shares, as specified above of the acquiring corporation’s common stock.

The rights will expire on January 11, 2014, unless previously redeemed, or such later date as determined by our board of directors (so long as such determination is made prior to the earlier of the Distribution Date or January 11, 2014).

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

The terms of the plan may be amended (including terminated) by our Board of Directors without the consent of the holders of the rights. However, our Board of Directors may not amend the plan to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of our outstanding Ordinary Shares. In addition, our Board of Directors may not cause a person or group to become an Acquiring Person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an Acquiring Person, the Board of Directors may not amend the plan in a way that adversely affects holders of the rights.

We currently have enough authorized Ordinary Shares to implement our Shareholders Rights Plan only if our Board chooses to distribute half of an Ordinary Share for every outstanding Ordinary Share that is subject to the Shareholders Rights Plan.

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

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder due to investigation or proceedings instituted against the office holder by an authority authorized to conduct such investigation or proceedings and ended without filing an indictment against him and without imposing monetary liability as an alternative to criminal proceedings or ended without filing an indictment against him but in imposing monetary liability as an alternative to criminal proceedings for a crime that does not require proof of criminal intent;

•	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and
•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the Company.

A company may insure an office holder against the following liabilities incurred for acts performed as an office holder:

•	A breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	A breach of duty of care to the company or to a third party;
•	A financial liability imposed on the office holder in favor of a third party;
•	expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and
•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

An Israeli company may not exculpate, indemnify or insure an office holder against any of the following:

•	A breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	A breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
•	An act or omission committed with intent to derive illegal personal benefit; or
•	A fine levied against the office holder.

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

Our office holders are currently covered by a directors' and officers’ liability insurance policy with an aggregate claim limit of $10 million.  As of the date of this annual report, no claims for directors' and officers’ liability insurance have been filed under this policy.

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

C.            MATERIAL CONTRACTS

The Rights Agreement

On January 12, 2009, we entered into a Rights Agreement, with Continental Stock Transfer & Trust Company, which provides for the implementation of the Shareholders Rights Plan authorized by our Board of Directors. On January, 2012, we entered into an amended and restated Rights Agreement with Continental Stock Transfer & Trust. For more information about the Shareholders Rights Plan see description under “Item 10.B – Memorandum and Articles of Association - Anti-Takeover Actions Taken by the Company”.

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

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012.

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

        The reduced corporate tax rates applicable, according to the amendment, to the "Preferred Income" of a "Preferred Enterprise", in development area "A" and the rest of the country, in comparison to the standard corporate tax rates, are as follows:

Tax Year	Development Area "A"	Other Areas	Standard Corporate Tax
2011	10%	15%	24%
2012	10%	15%	25%
2013	7%	12.5%	25%
2014	7%	12.5%	25%
2015 and forward	6%	12%	25%

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984.

Under the law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the Research Law, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Chief Scientist of 3% to 3.5% on sales of products and services derived from our technology developed using these grants until 100% of the dollar-linked grant is repaid.  For programs approved from 1999 and thereafter, the amount of the grant to be repaid will include annual interest at LIBOR from the date of approval.

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

The Israeli Tax Law and certain regulations promulgated there under allow "Foreign-Invested Companies," which maintain their accounts in U.S dollars in compliance with the regulations published by the Israeli Minister of Finance to base their tax returns on their operating results as reflected in the dollar financial statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the of the principles set forth by the Inflationary Adjustments Law, For these purpose, Foreign-Invested company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purpose based on the dollar exchange rate cannot change that election for the period of three years following the election. The Company and one of its Israeli subsidiaries are foreign investors’ companies, and have elected, commencing January 1, 2007, to keep their books and records in dollars for tax purposes, as permitted under the tax regulations.

However, according to a legislation change, as of March 2008 the Inflationary Adjustment Law is cancelled and its provisions are in force until the end of the fiscal year of 2007 (except for certain specific provisions and regulations which, at this stage, are not yet cancelled). The decision to cancel the Inflationary Adjustment Law was based on the fact that the inflation rates in Israel in recent years are very low and are expected to stay low, whereas originally the law was introduced to cope with the very high inflation rates which existed in the 1980's.

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

Notwithstanding the above, foreign securities that are bought prior to January 1, 2006, and sold after January 1, 2006 shall be subject to 35% capital gains tax on the real gains accrued until January 1, 2005 and 20% or 25% capital gains tax on the real gains accrued thereafter.  However, according to tax legislation our Ordinary Shares are not considered “foreign traded securities.”

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

As the conditions of the exemption proved to be difficult to meet and in order to further encourage capital investments in Israel, Section 97(B3) was amended as part of amendment no. 169 to the Israeli Tax Ordinance, relevant to shares purchased as of January 1, 2009, and forward. According to the amendment, the requirement by which the shares should be purchased by a resident of a contracting state was cancelled and the exemption is now available also to persons who are not a resident of a contracting state, such as off shore companies. In addition, the requirement to file a notice with the Israeli tax authorities was removed, as well as the demand that the foreign resident files a report on the sale in his state of residency.

Taxation of Non-Resident Holders of Shares.  Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Under the amendment, capital gain is deemed to accrue or derive in Israel in the case of sale of shares of an Israeli company (see above in Section "Capital Gains Tax on Sales of Our Ordinary Shares").

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

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

Distributions on Ordinary Shares

We do not at this time anticipate paying any dividends. But, if we do distribute property in the future, then subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe that we were not a PFIC in 2011, we will not be considered a PFIC for our current taxable year, and there is only a small chance that we will be a PFIC in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in the current and future years depends on our assets and activities in those years. Because the market value of our Ordinary Shares is likely to fluctuate and because the market price of the shares of a technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year, a U.S. Holder could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to our Ordinary Shares.

If we are or become a PFIC, as noted above, a U.S. Holder of our Ordinary Shares could make a variety of elections (described above) that may alleviate the tax consequences referred to above. However, it is expected that the conditions necessary for making an election to treat us as QEF will not be available. You should consult your tax advisor regarding our potential status as a PFIC and the tax consequences to you, including tax return filing requirements, that would arise if were treated as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “—Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2015. You should consult your tax advisor regarding the HIRE Act.

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

As of December 31, 2011, we had fixed and variable interest rate long-term loan obligations of $7.3 million. Of this amount, $2.8 million was denominated in USD $1.6 million was denominated in Polish Zloty, $1.1  million was denominated in Euro, $1.7 was denominated in NIS, and $75,000  was denominated in South African Rand. These loans will be repaid during the next six years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

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

The annual rate of inflation in Israel was 2.2% in 2011, 2.7% in 2010, and 3.9% in 2009. The NIS devalued by approximately 7.7% in 2011 and reevaluated by 6.0% and 0.7% in 2010 and 2009, respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is Euro, of ASEC Spolka Akcyjna is the Polish Zloty, of OTI Africa is the South-African Rand and of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi versus the U.S. Dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. Our exposure to the exchange rate of the US dollar against the Yuan Renminbi has decreased following the sale of assets of MCT the sale of our assets related to inlay production and machinery therefore (as is more fully described in Item 10.C. "Material Contracts").

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

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.        CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2011.  Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

(b)           Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.  Our internal control over financial reporting policies and procedures are designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of the financial reporting and preparation of the financial statements for the external reporting purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

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

(c)           Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2011,  that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Eli Akavia and Ra'anan Ellran, members of our audit committee, are audit committee financial experts, as that term is defined in Item 16A of Form 20-F  independent as that term is defined in NASDAQ Listing Rule 5605(a)(2).

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

Principal Accountant Fees and Services

The following fees were billed by KPMG International for professional services rendered thereby for the years ended December 31:

	2010	2011

Audit fees (1)	$386,000	$281,000
Audit related fee (2)	$43,000	$43,000
Tax fees (3)	$19,000	$24,000

	$448,000	$348,000

(1) The audit fees for the years ended December 31, 2010 and 2011, are the aggregate fees billed or billable (for the year) for the professional services rendered for the audits of our 2010 and 2011 annual consolidated financial statements, review of consolidated quarterly financial statements of 2010 and 2011, and services that are normally provided in connection with statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

(2) The audit-related fees for the years ended December 31, 2010 and 2011 were for services in respect of employee benefit plan audits and internal control reviews.

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below details our purchases of our own equity securities pursuant to our share repurchase program adopted and publicly announced in May 2009 that was discontinued in February 2011 and restarted in August 2011.  Our share repurchase program authorized the repurchase of our Ordinary Shares in a total amount of up to $2 million.

Period	Total number of Shares Purchased	Average Price Paid per Share	Total Number of shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan

September 2011	130,800	1.39	130,800	682,000
October 2011	173,994	1.39	173,994	440,000
November 2011	308,600	1.41	308,600	4,000
December 2011	2,830	1.41	2,830	--
Total	616,224	$1.40	616,224	--

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

ITEM 16H.     MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.          FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

Item 18.          FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3—F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Changes in Shareholders’ Equity and Non Controlling Interest	F-6
Consolidated Statements of Comprehensive Loss	F-7
Consolidated Statements of Cash Flows	F-8—F-9
Notes to the Consolidated Financial Statements	F-10—F-40

Item 19.    EXHIBITS.

Exhibit No.	Description
1	Articles of Association. (1)
2	Shareholders Rights Agreement, dated as of January 12, 2009, as amended and restated on January 11, 2012, between the Registrant and Continental Stock Transfer & Trust Company. (1)
4.1	Original Section 102 Share Option Plan of the Registrant.(2)
4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(3)
4.3	2008 Employee Stock Purchase Plan of the Registrant. (4)
4.4	2001 Employee Share Purchase Plan of the Registrant.(3)
4.5	2001 Share Option Plan of the Registrant.(5)
4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)
4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(3)
4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers.(6)
4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005.(7)
4.10^	Agreement, dated November 25, 2009, by and between the Tanzania Revenue Authority and the Registrant. (8)
4.11^	Supply Agreement, dated December 22, 2009, by and between SMARTRAC N.V. and the Registrant. (8)
4.12	Asset Purchase Agreement, dated December 22, 2009, by and among SMARTRAC Singapore Trading PTE, Millennium Card´s Technology Limited, and the Registrant. (8)
4.13^
Supply, Integration and Maintenance Services Agreement, dated December 9, 2009, by and between the Registrant and the Direccion General De Registro Civil, Identificaciòn y Cedulacion of Ecuador (unofficial English translation from Spanish original). (8)

4.14^
Supply of Electronic Identification Cards Agreement, dated December 11, 2009, by and between the Registrant and the Direccion General De Registro Civil, Identificaciòn y Cedulacion of Ecuador (unofficial English translation from Spanish original). (8)

8.1	List of subsidiaries (filed herewith).
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (furnished herewith).
13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (furnished herewith).
15	Consent of Independent Registered Public Accounting Firm (filed herewith).

(1)
Previously filed with the Company’s Registration Statement on Form 8-A/A (Amendment No. 1), filed with the SEC on January 12, 2009, and Statement on Form 8-A/A (Amendment No. 2) filed with the SEC on January 11, 2012.

(2)	Previously filed with an amendment to the Company’s Registration Statement on Form F-1, filed with the SEC on September 11, 2002.

(3)	Previously filed with the Company’s Registration Statement on Form F-1, filed with the SEC on June 14, 2002.

(4)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 6, 2008.

(5)	Previously filed with the Company’s Registration Statement on Form S-8, filed with the SEC on March 25, 2011.

(6)	Previously filed with the Company’s report on Form 6-K, as Schedule B to such report, filed with the SEC on June 25, 2008.

(7)           Previously filed with the Company’s report on Form 6-K filed with SEC on November 8, 2005.

(8)	Previously filed with the Company’s Annual Report on Form 20-F/A (Amendment No. 2), filed with the SEC on March 16, 2012.

^	Confidential treatment granted as to certain portions.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2011

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements as of December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
On Track Innovations Ltd.:

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in equity, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2K to the consolidated financial statements, the Company early adopted the provisions of ASU 2009-13, Revenue Recognition included in ASC Topic 605: Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Software included in ASC Topic 985, as of January 1, 2010.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
April 10, 2012

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2010	2011
Assets

Current assets
Cash and cash equivalents	$15,409	$12,517
Short-term investments	8,594	15,952
Trade receivables (net of allowance for doubtful
accounts of $2,832 and $233 as of December 31, 2010
and December 31, 2011, respectively)	5,072	11,328
Receivables from sale of operation	2,336	-
Other receivables and prepaid expenses	1,532	1,947
Inventories	8,448	8,196

Total current assets	41,391	49,940

Severance pay deposits fund	1,355	1,473

Property, plant and equipment, net	14,826	13,227

Intangible assets, net	942	609

Goodwill	-	485

Total Assets	$58,514	$65,734

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2010	2011
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,881	$6,793
Trade payables	6,874	8,441
Other current liabilities	8,954	5,315
Total current liabilities	22,709	20,549

Long-Term Liabilities
Long-term bank loans, net of current maturities	5,189	4,026
Accrued severance pay	3,727	4,502
Deferred tax liability	84	65
Total long-term liabilities	9,000	8,593

Total Liabilities	31,709	29,142

Liabilities related to discontinued operation	689	150

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2010 and
December 31, 2011; issued: 25,384,010 and 32,313,761
shares as of December 31, 2010 and December 31, 2011,
respectively; outstanding: 24,821,535 and 31,135,062 shares
as of December 31, 2010 and December 31, 2011, respectively	610	808
Additional paid-in capital	190,933	209,741
Treasury shares at cost – 562,475 and 1,178,699 shares as of December 31,
2010 and December 31, 2011, respectively	(1,136)	(2,000)
Accumulated other comprehensive income (loss)	645	(83)
Accumulated deficit	(164,812)	(171,737)
Shareholder’s equity	26,240	36,729
Non-controlling interest	(124)	(287)

Total Equity	26,116	36,442

Total Liabilities and Equity	$58,514	$65,734

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Year ended December 31
	2009	2010	2011
Revenues
Sales	$28,488	$49,590	$39,200
Licensing and transaction fees	2,949	4,037	12,055

Total revenues	31,437	53,627	51,255

Cost of revenues
Cost of sales	16,782	24,748	24,225
Cost of licensing and transaction fees	-	-	714
Total cost of revenues	16,782	24,748	24,939

Gross profit	14,655	28,879	26,316
Operating expenses
Research and development	8,127	8,373	9,163
Selling and marketing	10,371	11,643	13,705
General and administrative	9,230	9,479	9,346
Amortization of intangible assets	978	575	507

Total operating expenses	28,706	30,070	32,721

Operating loss	(14,051)	(1,191)	(6,405)
Financial expenses, net	(1,153)	(1,397)	(419)

Loss before taxes on income	(15,204)	(2,588)	(6,824)

Taxes on income	(89)	(411)	(269)

Net loss from continuing operations	(15,293)	(2,999)	(7,093)
Net loss from discontinued operations	(8,078)	(3,292)	-

Net loss	(23,371)	(6,291)	(7,093)

Net loss attributable to non-controlling interest	189	102	168
Net loss attributable to shareholders	$(23,182)	$(6,189)	$(6,925)

Basic and diluted net loss attributable to shareholders per
ordinary share
From continuing operations	$(0.67)	$(0.12)	$(0.22)
From discontinued operations	$(0.35)	$(0.13)	$-
	$(1.02)	$(0.25)	$(0.22)
Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	22,635,479	24,615,526	31,524,315

The accompanying notes are an integral part of these consolidated financial statements.

  On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Equity

US dollar in thousands, except share and per share data

					Accumulated
			Additional		other		Non-
	Number of	Share	paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares issued	capital	capital	Shares	Income (loss)	deficit	interest	equity
Balance as of January 1, 2009	21,534,788	$508	$182,944	$-	$(325)	$(135,441)	$415	$48,101

Changes during the year ended
December 31, 2009:

Stock-based compensation related to options and
shares issued to employees and others	-	-	3,662	-	-	-	-	3,662
Exercise of options, warrants and receipts in respect of employee share purchase plan	2,411,528	63	458	-	-	-	-	521
Adjustment to contingent consideration in connection with the purchase of a subsidiary	-	-	162	-	-	-	-	162
Foreign currency translation adjustments	-	-	-	-	894	-	(2)	892
Increase of the Company's ownership interests in a subsidiary	-	-	247	-	-	-	(247)	-
Net unrealized gain on available- for-sale securities	-	-	-	-	1	-	-	1
Net loss	-	-	-	-	-	(23,182)	(189)	(23,371)
Balance as of December 31, 2009	23,946,316	$571	$187,473	$-	$570	$(158,623)	$(23)	$29,968

Changes during the year ended
December 31, 2010:

Stock-based compensation related to options
and shares issued to employees and others	-	-	3,419	-	-	-	-	3,419
Exercise of options and warrants	1,437,694	39	41	-	-	-	-	80
Payments to acquire treasury shares	-	-	-	(1,136)	-	-	-	(1,136)
Foreign currency translation adjustments	-	-	-	-	(316)	-	1	(315)
Net unrealized gain on available-for-sale
securities	-	-	-	-	391	-	-	391
Net loss	-	-	-	-	-	(6,189)	(102)	(6,291)
Balance as of December 31, 2010	25,384,010	$610	$190,933	$(1,136)	$645	$(164,812)	$(124)	$26,116

Changes during the year ended
December 31, 2011:
Stock-based compensation related to options
and shares issued to employees and others	-	-	1,933	-	-	-	-	1,933
Exercise of options and warrants	799,230	22	186	-	-	-	-	208
Shares issued in connection with the purchase of business operation	130,521	4	358	-	-	-	-	362
Adjustment to contingent consideration in connection with the purchase of business operation	-	-	(116)	-	-	-	-	(116)
Issuance of shares, net of issuance expenses of $268	6,000,000	172	16,447	-	-	-	-	16,619
Payments to acquire treasury shares	-	-	-	(864)	-	-	-	(864)
Foreign currency translation adjustments	-	-	-	-	(443)	-	5	(438)
Net unrealized loss on available-for-sale
securities	-	-	-	-	(285)	-	-	(285)
Net loss	-	-	-	-	-	(6,925)	(168)	(7,093)
Balance as of December 31, 2011	32,313,761	$808	$209,741	$(2,000)	$(83)	$(171,737)	$(287)	$36,442

The accompanying notes are an integral part of these consolidated financial statements.

  On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Comprehensive Loss

US dollar in thousands, except share and per share data

	Year ended December 31
	2009	2010	2011
Total comprehensive loss:
Net loss	$(23,371)	$(6,291)	$(7,093)
Foreign currency translation adjustments	892	(315)	(438)
Net unrealized gain (loss) on available-for-sale securities	(13)	405	(32)
Reclassification adjustment for gain (loss) on
available-for-sale securities	14	(14)	(253)

Total comprehensive loss	$(22,478)	$(6,215)	$(7,816)
Comprehensive loss attributable to the non-controlling interest	191	101	163
Total comprehensive loss attributable to shareholders	$(22,287)	$(6,114)	$(7,653)

The accompanying notes are an integral part of these consolidated financial statements.

  On Track Innovations Ltd.
and its Subsidiaries
Consolidated Statements of Cash Flows

US dollar in thousands except share and per share data

	Year ended December 31
	2009	2010	2011
Cash flows from operating activities
Net loss from continuing operations	$(15,293)	$(2,999)	$(7,093)
Adjustments required to reconcile net loss to
net cash provided by (used in) continuing operating activities:
Stock-based compensation related to options and shares issued
to employees and others	3,662	3,419	1,933
Loss (gain) on sale of property and equipment	(3)	(3)	24
Amortization of intangible assets	978	575	507
Depreciation	1,413	1,553	1,679

Changes in operation assets and liabilities:
Accrued severance pay, net	(222)	111	657
Accrued interest and linkage differences on long-term loans	36	164	(370)
Decrease in deferred tax liability	(82)	(36)	(19)
Linkage differences on receivable from sale of operation	-	-	(68)
Decrease (increase) in trade receivables	(1,326)	1,484	(6,392)
Increase (decrease) in allowance for doubtful accounts	(538)	29	28
Decrease (increase) in other receivables and prepaid expenses	663	892	(452)
Decrease (increase) in inventories	429	(2,377)	219
Increase (decrease) in trade payables	1,334	(2,704)	2,159
Increase (decrease) in other current liabilities	12,788	(7,020)	(3,693)
Net cash provided by (used in) continuing operating activities	3,839	(6,912)	(10,881)

Cash flows from investing activities

Acquisition of business operation (Supplement C)	-	-	(400)
Purchase of property and equipment	(4,124)	(2,346)	(1,191)
Payment of contingent consideration in connection with the purchase of a subsidiary	-	(186)	-
Purchase of short term investments	(5,623)	(5,230)	(14,697)
Proceeds from maturity or sale short term investments	1,418	2,013	7,420
Other, net	22	20	93
Net cash used in continuing investing activities	(8,307)	(5,729)	(8,775)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	911	(311)	(1,510)
Proceeds from long-term bank loans	1,636	4,650	2,814
Repayment of long-term bank loans	(543)	(1,031)	(2,146)
Proceeds from issuance of shares, net of issuance expenses	-	-	16,619
Payments to acquire treasury shares	-	(1,136)	(864)
Proceeds from receipt on account of shares and exercise of options and
warrants, net	521	80	208
Net cash provided by continuing financing activities	2,525	2,252	15,121

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(5,544)	(3,305)	(539)
Net cash provided by discontinued investing activities	7,060	2,300	2,404
Total net cash provided by (used in) discontinued activities	1,516	(1,005)	1,865

Effect of exchange rate changes on cash	115	(81)	(222)

Decrease in cash and cash equivalents	(312)	(11,475)	(2,892)
Cash and cash equivalents at the beginning of the year	27,196	26,884	15,409

Cash and cash equivalents at the end of the year	$26,884	$15,409	$12,517

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

US dollar in thousands except share and per share data

	Year ended December 31
	2009	2010	2011
Supplementary cash flows activities:

A. Cash paid during the period for:
Interest paid	$37	$136	$324
Income taxes paid	$125	$167	$237

B. Non-cash transactions:
Other liabilities	$-	$-	$116
Other receivables	$70	$-	$-
Receivables related to sale of operation	$-	$2,336	$-

C. Acquisition of business operations, see also note 1B(1):
Assets acquired and liabilities assumed of the
subsidiary at date of acquisition:

Working capital surplus	$-	$-	$(101)
Provision for contingent consideration			12
Property and equipment	-	-	(15)
Goodwill	-	-	(485)
Customer relationships	-	-	(102)
Brand	-	-	(28)
Technology	-	-	(43)
	-	-	(762)

Issuance of shares in consideration for the acquisition	-	-	362
Cash paid for acquisition	$-	$-	$(400)

The accompanying notes are an integral part of these consolidated financial statements.

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

As to the Company’s major customers, see Note 15.

Certain definitions

$ - United States Dollars
NIS - New Israeli Shekel

B.	Acquisition of subsidiaries and business operations:

1.
On January 4, 2011 PARX Ltd., the Company’s subsidiary, entered into an assets acquisition agreement with Ganis Systems Ltd. (“Ganis”) for the acquisition of assets and intellectual property (IP). In consideration for this acquisition, the Company paid Ganis $400 in cash and issued to it 130,521 ordinary shares of the Company. The ordinary shares will be subject to lock-up, where 26,760 ordinary shares will be free from lock up seven months after the closing date and an additional 34,587 ordinary shares will be released from lock-up after 12, 18 and 24 months after the closing date. In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450 over the next three years, based on reaching certain success criteria determined by the companies. Under the terms of the agreement, the chairman of board of the Company (or the board) will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.

The acquisition was accounted for as a business combination, using the purchase method of accounting and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. Transactions costs were expensed.

In connection with the acquisition, the Company recognized three intangible assets: (1) customer relationships, estimated fair value of $102, with an estimated useful life of 11 years, (2) technology, estimated fair value of $43 with an estimated useful life of 14 years, and (3) brand, estimated fair value of $28, with an estimated useful life of 12 years. Amortization is computed over the estimated useful lives of the respective assets. The Company also recognized goodwill in the estimated amount of $485. Amortization of the goodwill is a recognized expense for tax purposes.

2.	PARX France (formerly "ID Parking")

In June 2008, the Company completed, through its subsidiary PARX Ltd, the purchase of 100% of the share capital of ID Parking, a France-based company that provides electronic parking solutions across France (hereinafter- "the ID Parking Transaction").

ID Parking was purchased for a purchase price of Euro 750 and $319 transaction costs, comprised of Euro 250 ($396) in cash and Euro 500 ($775) in the Company's ordinary shares. The aggregate share consideration was 300,698 ordinary shares of the Company that were issued in June 2008. The ID Parking Transaction shares were subject to a lock-up arrangement, under which one third of those shares (approximately 100,233 ordinary shares) were released from lock-up every six months for an aggregate period of 18 months following June 30, 2008 (closing date). According to the lock up arrangement, the final number of shares was calculated according to the actual share price at the time of their release, and since the value of those shares was less than Euro 500, in 2010 the Company paid this difference in the amount of $186.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 - General (cont’d)

B.	Acquisition of subsidiaries and business operations: (cont'd)

2.	PARX France (formerly "ID Parking") (cont'd)

The acquisition was accounted for using the purchase method of accounting and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed.

In connection with the acquisition, the Company recognized three intangible assets (net of deferred taxes): customer contract, fair value of $454, non competition agreement, fair value of $127 and technology, fair value of $48. Amortization is computed over the estimated useful lives of the respective assets, generally three to ten years. The Company also recognized goodwill in the amount of $830, which was subsequently written off.

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

For entities with a U.S. dollar functional currency, transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in ASC Topic 830, Foreign Currency Matters, i.e. at the date the transaction is recognized, each asset, liability, or instance of revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency by use of the exchange rate in effect at that date. When translation using the exchange rates at the dates that the numerous revenues, expenses, gains, and losses are recognized is impractical, an appropriately weighted average exchange rate for the period is used to translate those elements. At each balance sheet date, recorded balances of monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate. Exchange gains and losses from the remeasurement of such items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations, in net financial expenses, as appropriate.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

A.	Financial statements in U.S. dollars (cont'd)

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses (which approximates the translation of each transaction). Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of equity (accumulated other comprehensive loss).

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

As of December 31, 2010 and 2011 cash equivalents do not include any securities with an original term of less than three months.

E.	Short-term investments

The Company accounts for investments in bank deposits, U.S and Israeli treasury securities, and in corporate bonds in accordance with ASC Topic 320, Investments – Debt and Equity Securities.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2010 and 2011, the Company's investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses, are reported as a separate component of equity (accumulated other comprehensive gain or loss) until realized. Interest income is recognized when earned and included in the consolidated statement of operations in financial income. Realized gains and losses, as well as premium or discount amortization, are included in financial income or expenses.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

E.	Short-term investments (cont'd)

In April 2009, the FASB issued ASC Topic 320, Recognition and Presentation of Other-Than-Temporary Impairments, which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statement disclosures for OTTI on debt and equity securities. When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized in other comprehensive loss, net of applicable income taxes. On December 31, 2011, there was an unrealized gain on the Company’s investment in fixed-rate treasury securities and corporate bonds in the amount of $91.

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

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a "moving average" basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2009, 2010 and 2011, have been included in cost of revenues.

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

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years
Leasehold land (over the terms of the lease, see note 7A(1))	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
(mainly - 10)
Motor vehicles	6

I.	Impairment of long-lived assets

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

No impairment losses were recorded in 2009, 2010 and 2011.

J.	Goodwill and purchased intangible assets

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

No impairment losses were recorded in 2009, 2010 and 2011.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets; generally three to fourteen years (see also Note 2I).

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

In arrangements that contain multiple elements the Company implements, beginning after January 1, 2010, the guidelines set forth in ASU 2010-13. Such multiple element arrangements may include providing an IT solution, selling products (such as smart cards) and rendering customer services. Accordingly, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, evidenced by vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE"). In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, the Company is required to estimate the selling prices of those elements. Such estimated selling price has been determined using a cost plus margin approach. Since the cost for each element in such arrangements were estimated reliably, the estimated selling price was calculated by multiplying the costs by an average gross margin applicable to each element. Once the standalone selling price for each element was determined, the consideration allocated to each element was recognized as revenues upon meeting the required criteria as described above.

In revenue arrangements that include software components, the Company implements, beginning after January 1, 2010, the guidelines set forth in ASU 2010-14. Accordingly, software revenue recognition is not applied for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality.

The Company has applied the guidance described above for certain arrangements which include providing IT Solution, selling products and customer services. The total arrangement consideration is allocated proportionally to the separate deliverables in the arrangement using Estimated Selling Price for each component. The Company recognizes revenues from sale of its IT Solution and from certain long-term contract in accordance with ASC Topic 605-35, "Construction-Type and Production-Type Contracts" (“ASC 605-35”).

Pursuant to ASC 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, as applicable to each contract. For the reported years, the Company used in all of its projects output measures with respect to measuring the progress of completion. These measures are based on completion of milestones ((i.e., contract milestones as stated in the agreement such as the delivery, installation or shipments of various deliverables) and the amount of operational sites (i.e., progress is measured as a percentage of the sites that are already operational, out of the total sites that are required to be operational under the agreement).

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

K.	Revenue recognition (cont'd)

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2011, no such estimated losses were identified.

Revenues and costs recognized pursuant to ASC 605-35 on contracts in progress are subject to management estimates.  Actual results could differ from these estimates.

Licensing and transaction fees are recognized based on the volume of transactions or monthly licensing fees from systems that contain the Company’s products and usually bear no cost to the Company. In 2011, the Company engaged in a non-recurring sale of a perpetual license, in which it incurred certain costs to close the sale.

L.	Research and development costs

Research and development costs, which consist mainly of labor costs, materials and subcontractors, are charged to operations as incurred.

M.	Stock-based compensation

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

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method.

Non-Employees

The Company uses an option valuation model to measure the fair value of these options at the grant date and at each subsequent reported period until the exercise date is reached. During 2010 all options were granted with a par value exercise price and during 2009 and 2011 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

N.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (3,676,315, 2,547,530 and 3,429,756 for December 31, 2009, 2010 and 2011, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities have an anti-dilutive effect for all periods presented.

O.	Fair value of financial instruments

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

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
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

The fair value of the liability in respect of the contingent consideration included in business combinations (see note 1B) is based on discounted future expected sales and thus is based on level 3 inputs. The liability was determined to be insignificant.

The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. At December 31, 2011, fair value of bank loans with fixed interest rates did not differ materially from the carrying amount.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

P.	Taxes on income

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

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Q.	Non-controlling Interest

On January 1, 2009, the Company adopted ASC Topic 810- Consolidation, which requires certain changes to the presentation of the financial statements. This amendment requires net loss attributable to non-controlling interests (previously referred to as “minority interest”) to be classified in the consolidated statements of operations as part of consolidated net earnings ($189, $102 and $168 for the years ended December 31, 2009, 2010 and 2011, respectively) and to include the accumulated amount of non-controlling interests in the consolidated balance sheets as part of equity (($124) and $(287) at December 31, 2010 and December 31, 2011, respectively). The amount previously reported as ‘net loss’ is now presented as ‘net loss attributable to shareholders’. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

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

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

R.	Severance pay (cont’d)

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

Severance pay expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $124, $561 and $1,189, respectively. Defined contribution plan expenses were $287, $383 and $445 in the years ended December 31, 2009, 2010 and 2011, respectively.

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $942, $1,078 and $1,566, respectively.

T.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, bank deposits, U.S and Israeli treasury securities, corporate bonds and trade receivables.

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

The activity in the allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011 is as follows:

	2009	2010	2011
Allowance for doubtful accounts at beginning of year	$3,315	$2,777	$2,832
Additions charged to allowance for doubtful accounts	123	210	90
Write-downs charged against the allowance	(685)	(181)	(2,688)
Translation differences	24	26	(1)

Allowance for doubtful accounts at end of year	$2,777	$2,832	$233

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

The Company's comprehensive loss consists of net loss, net unrealized gains (losses) on available for sale securities and the change in foreign currency translation adjustments, and is presented in the consolidated statements of comprehensive loss.

W.	Recent accounting pronouncements

In June 2011, the FASB issued ASU 2011-05 Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which revises the manner in which entities present comprehensive income in their financial statements. This ASU requires entities to report components of comprehensive income in either (1) a single continuous financial statement or (2) two separate but consecutive financial statements. This ASU does not change the items that must be reported in other comprehensive income. The amendments are effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. Since the Company currently presents comprehensive income in a separate statement, it is expected this ASU would not change the presentation of comprehensive income in the Company’s consolidated financial statements upon its adoption.

In September 2011, the FASB amended the guidance for goodwill impairment testing. According to this amendment, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test (see note 2J above). If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company has not yet adopted this amendment.

In December 2011, the FASB issued ASU 2011-11 Balance Sheet (Topic 210)-Disclosures about Offsetting Assets and Liabilities: The amendments in this ASU will enhance disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. The Company will be required to apply the amendments for annual reporting periods beginning on January 1, 2013. It is not expected to have a material impact on the Company’s consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 3 – Short term investments:

A.	Consist of:

	December 31
	2010	2011
Investment securities	$8,594	$4,837
Short-term bank deposits	-	11,115

	$8,594	$15,952

B.	Investment securities

The carrying amount, gross unrealized holding gains and losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2011 and 2010 were as follows:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value
At December 31, 2011:
U.S. Treasury securities	1,236	15	(2)	1,249
ILS treasury securities	642	16	(14)	644
Corporate bonds	2,943	27	(26)	2,944

	4,821	58	(42)	4,837

At December 31, 2010:
U.S. Treasury securities	1,605	7	(6)	1,606
ILS treasury securities	1,963	176	-	2,139
Corporate bonds	4,722	147	(20)	4,849

	8,290	330	(26)	8,594

At December 31, 2011, all marketable securities which were in an unrealized loss position, had been in such a position for less than 12 months.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 3 – Short term investments (cont'd):

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2011:

	Carrying
	amount	Fair value
Due after six months through one year	2,241	2,241
Due after one year through five years	2,282	2,282
Due after five years through ten years	314	314

	4,837	4,837

The Company concluded that the securities in unrealized loss position are not considered other-than-temporarily impaired, since it currently has no intent to sell them and that it believes it is more-likely-than-not that it will not be required to sell the investment before recovery of its amortized cost basis. The Company has not identified securities for which it does not expect to receive future cash flows sufficient to recover the entire amortized cost basis of the security.

During 2011, the Company received proceeds of $3,666 upon sale of investment securities, net realized gains included in finance income totaled $59.

Note 4 - Other Receivables and Prepaid Expenses

	December 31
	2010	2011
Government institutions	$260	$625
Prepaid expenses	438	492
Other receivables	834	830

	$1,532	$1,947

Note 5 - Inventories

	December 31
	2010	2011
Raw materials	$3,007	$3,087
Work in progress	2,408	2,840
Finished products	3,033	2,269

	$8,448	$8,196

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net

A.	Goodwill

	December 31
	2010	2011
Balance as of January 1	$-	$-
Changes during the year – Goodwill resulting from acquisition of business operations
combination	-	485

Balance as of December 31	$-	$485

B.	Intangible assets, net

	December 31
	2010	2011
Cost
Technology	$1,639	$1,682
Brand	579	607
Know-how	452	452
Non competition agreement	194	194
Customer contracts and relationships	6,141	6,243

Total cost	9,005	9,178

Accumulated amortization and impairments
Technology	1,549	1,566
Brand	579	584
Know-how	452	452
Non competition agreement	171	194
Customer contracts and relationships	5,312	5,773
Total Accumulated amortization	8,063	8,569

	$942	$609

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net (cont’d)

B.	Intangible assets, net (cont’d)

i.	Amortization expense amounted to $978, $575 and $507 for the years ended December 31, 2009, 2010 and 2011, respectively.

Amortization expenses of intangible assets were recorded in the statement of operations in the years incurred.

ii	Estimated amortization expense for the years ending:

December 31
2012	$183
2013	65
2014	65
2015	65
2016 and thereafter	231
$609

Note 7 - Property, Plant and Equipment, Net

A.	Consist of:
	December 31
	2010	2011
Cost
Land	$466	$454
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,356	4,356
Buildings	5,728	5,303
Computers, software and manufacturing equipment	12,865	13,154
Office furniture and equipment	1,852	1,869
Motor vehicles	639	404

Total cost	26,178	25,812

Total accumulated depreciation	11,352	12,585

Net book value	$14,826	$13,227

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

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 7 - Property, Plant and Equipment, Net (cont’d)

B.	As to liens - See Note 10C.

C.	Depreciation expenses amounted to $1,413, $1,553 and $1,679 for the years ended December 31, 2009, 2010 and 2011, respectively.

Note 8 - Other Current Liabilities

	December 31	December 31
	2010	2011
Employees and related expenses	$2,049	$1,635
Accrued expenses	3,128	1,633
Customer advances	3,490	1,486
Other current liabilities	287	561

	$8,954	$5,315

Note 9 - Bank Loans

A.	Composition of long-term loans:

	December 31	December 31
	2010	2011
Long-term loans	$7,041	$7,337
Less - current maturities	1,852	3,311

	$5,189	$4,026

As of December 31, 2011, the loans are from banks and are denominated in: U.S. dollars ($2,842; matures in the years 2012 - 2019), Euro ($1,164; mature in the years 2012 - 2026), New Israeli Shekel ($1,688; matures in the years 2012-2019) South African Rand ($75; matures in 2016) and Polish Zloty ($1,568; matures in 2012-2014). As of December 31, 2011 these loans bear interest at rates ranging from 3.5%-9% (mainly 5.0%) per annum.

B.	Repayment dates of long-term loans subsequent to December 31, 2011:

2012	$3,311
2013	1,908
2014	454
2015	301
2016	286
Thereafter	1,077

$7,337

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 9 - Bank Loans (cont’d)

C.	Composition of short-term loans, bank credit and current maturities of long-term loans:

	December 31		December 31
	2010	2011	2010	2011
	%	%
	Interest rate
In NIS	5.33	6.96	$2,923	$984
In USD	4.13	4.74	1,016	1,477
In Euro	5.50	5.50	1,090	1,021
			5,029	3,482
Current maturities of
long-term loans			1,852	3,311

			$6,881	$6,793

The weighted average interest rate of the short-term bank credit for the years ended December 31, 2010 and 2011 were 5.13% and 5.59%, respectively.

D.	Liens for short-term and long-term borrowings - see Note 10C.

E.	As of December 31, 2011, the Group has authorized and used credit lines of approximately $2,500.

F.
Agreements that were made with banks, in order to secure bank services and obtain bank credit and loans, include financial covenants and restrictive covenants. As of the balance sheet date the Company is in compliance with all of its covenants.

Note 10 - Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter).  The total amount of grants received until December 31, 2011, net of royalties paid, was approximately $4,300 (including accrued interest).

Royalties paid or accrued amounted to $412, $250 and $512 for the years ended December 31, 2009, 2010 and 2011, respectively, and were charged to cost of revenues.

The Company entered into a long term supply agreement with SMARTRAC under which SMARTRAC became the Company’s exclusive supplier for wire-embedded and dual interface inlays, according to its needs, and its supplier for other products at defined terms and prices.  See also note 13.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 - Commitments and Contingencies (cont’d)

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2012 through 2016.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2011 are as follows:

2012	$480
2013	436
2014	299
2015	245
2016	176

$1,636

Rent expense amounted to $1,197, $1,143 and $625 for the years ended December 31, 2009, 2010 and 2011, respectively.

C.	Liens

Leasehold land and a vehicle are pledged in favor of a bank in relation to both long-term and short-term borrowings.

The Company and certain subsidiaries have recorded floating charges on all of its tangible assets in favor of banks.

The Company's manufacturing facilities have been pledged as security in respect of a loan received from a bank.

D.	Guarantees

As of December 31, 2011, the Company granted guarantees to third parties including performance guarantees and guarantees to secure customers advances in the sum of $7,719.
The expiration dates of the guarantees range from January 2012 to July 2013.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity

A.	Share capital

1.
On January 12, 2009, our Board of Directors approved the adoption of a Shareholders Rights Plan, as amended on January 5, 2012. Pursuant to the terms of the Plan, each Ordinary Share of the Company shall give its holder one Right, as detailed thereto. Each such Right will become exercisable only after a person or a “Group” become an “Acquiring Person”, by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of our Ordinary Shares (our Board of Directors may reduce this percentage, but to not less than 10%), unless our Board of Directors approves such “Acquiring Person” or redeems the rights. Each Right, once it becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from the Company either half (1/2), one, two or three Ordinary Shares, as shall be determined by the Board of Directors,  at par value.

2.	During 2009, warrants to purchase 61,500 ordinary shares were exercised into ordinary shares in consideration of $1.

3.	During 2010, warrants to purchase 98,000 ordinary shares were exercised into ordinary shares in consideration of $3.

4.
On February 8, 2011 the Company closed a firm commitment underwritten public offering of 6,000,000 ordinary shares, including shares issued pursuant to the underwriters over-allotment option, at a public offering price of $3.00 per share. The proceeds to the Company, net of issuance costs, were approximately $16,619.

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

3.
In 2011, the Company issued 622,000 par value options and shares to non-employees with respect to services rendered.  The aggregate fair value of the options was $1,167, based on the share market price as of day of grant.

The fair value of each option granted to non employees during 2009 and 2011 for which the exercise price was greater than par value (see note 2M), was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent.

2.	Risk-free interest rate of 1.69% and 1.01%, respectively.

3.	Estimated expected lives of 2.5-5 years.

4.	Expected average volatility of 63% and 77% respectively, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont’d)

C.	Stock option plans

In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

During the years 2002 to 2009, the Company's Board of Directors approved an increase of 11,175,000 shares options to be reserved under the Company’s share option plan.

On November 14, 2010, the Company's Board of Directors approved a further increase of 950,000 options to be reserved under the Company’s share option plan.

On November 30, 2011, the Company's Board of Directors approved a further increase of 1,000,000 options to be reserved under the Company’s share option plan.

The vesting period for the options ranges from immediate vesting to ratable vesting over a ten- year period.  The exercise price of options under the plan is at varying prices. Those options expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants.

During 2009, 2010 and 2011 some of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share’s market price at the grant date.

The fair value of each option granted to employees during 2009, 2010 and 2011, for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model and the following assumptions:

1.	Dividend yield of zero percent for all periods.

2.	Risk-free interest rate of 1.47%, 1.86% and 1.01% for, 2009, 2010 and 2011, respectively, based on U.S. Treasury yield curve in effect at the time of grant.

3.	Estimated expected lives of 2.5-5 years for all periods, or contractual life.

4.
Expected average volatility of 63%, 74% and 77% for 2009, 2010 and 2011, respectively, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont’d)

C.	Stock option plans

The Company’s options activity (including options to non-employees) and options outstanding and options exercisable as of December 31, 2009, 2010 and 2011 are summarized in the following table:

	Number of	Weighted
	options	average exercise
	outstanding	price per share
Outstanding – January 1, 2009	2,920,881	2.69
Options granted	1,596,000	0.16
Options cancelled or forfeited	(506,484)	5.65
Options exercised	(1,669,512)	0.02
Outstanding – December 31, 2009	2,340,885	2.23
Options granted	1,799,000	0.76
Options cancelled or forfeited	(383,161)	9.42
Options exercised	(1,229,694)	0.06
Outstanding – December 31, 2010	2,527,030	1.16
Options granted	1,663,000	1.04
Options cancelled or forfeited	(235,643)	1.55
Options exercised	(799,230)	0.26
Outstanding – December 31, 2011	3,155,157	1.22

Exercisable as of:

December 31, 2009	1,586,626	$2.91
December 31, 2010	1,469,280	$1.17
December 31, 2011	1,749,990	$0.84

The aggregate intrinsic value of outstanding options at December 31, 2011 is approximately $1,100. The aggregate intrinsic value of exercisable options at December 31, 2011 is approximately $1,050.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont'd)

C.	Stock option plans (cont’d)

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2011:

	Options outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	Outstanding	average	Weighted
	as of	remaining	Average	As of	remaining	Average
Range of	December 31,	contractual	Exercise	December 31,	contractual	Exercise
exercise price	2011	life (years)	Price	2011	life (years)	Price
$ 0.03	972,907	2.44	$0.03	929,907	2.43	$0.03
0.99-1.46	881,500	3.19	1.14	528,000	3.06	1.1
1.50-2.00	665,000	4.73	1.59	53,333	4.23	1.71
2.08-2.58	498,000	3.89	2.37	101,000	3.47	2.35
3.82-3.91	137,750	0.95	3.87	137,750	0.95	3.87
	3,155,157	3.30		1,749,990	2.62

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2009, 2010 and 2011were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2009	2010	2011	2009	2010	2011	2009	2010	2011
Weighted average
exercise prices	$1.14	$2.38	$1.69	$1.89	$2.08	$1.73	$0.03	$0.5	$0.60
Weighted average
fair values on
grant date	$0.52	$1.30	$1.01	$0.47	$1.06	$0.92	$1.58	$1.93	$1.85

The total grant date intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011, was approximately $4,300, $3,200 and $2,014, respectively. The total exercise date intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011, was approximately $2,030, $2,370 and $1,700, respectively.

Following is a summary of non-vested options activity as of December 31, 2011, under the Company’s stock-based compensation plans:

		Weighted
	Number of	average grant
	options	date fair value
Non-vested at January 1, 2011	1,057,750	$1.82
Granted	1,663,000	1.32
Vested	(1,250,083)	2.08
Forfeited	(65,500)	2.01

Non-vested at December 31, 2011	1,405,167	0.99

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont'd)

C.	Stock option plans (cont’d)

As of December 31, 2011, there was approximately $1,112 of total unrecognized compensation cost related to non-vested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 8 months. The total fair value of shares vested during the year ended December 31, 2011 was approximately $2,033.

During 2009, 2010 and 2011, the Company recorded share-based compensation expenses in the amount of $3,662, $3,419 and $1,993, respectively, in accordance with ASC 718.

D.	Warrants

1.
The number of warrants issued by the Company during the year ended December 31, 2011, as part of its offering of shares described in note 12A(4), were 260,869, with a per share exercise price of $3.75.  No such warrants were issued in 2009 and 2010.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2011:
	Warrants outstanding
	Number	Weighted
	Outstanding	Average	Weighted
	as of	Remaining	Average
	December 31	Contractual	Exercise
Range of exercise price	2011	Life (Years)	Price
NIS 0.1 (par value)	20,500	4.4	$0.03
$3.75	260,869	4.1	3.75
	281,369		3.48

E.	Employee Share Purchase Plan

In 2008, the Company established an Employee Share Purchase Plan (the “2008 Plan”) pursuant to which 1.5 million shares have been reserved for employees including the Company’s subsidiaries. The purchase price of the shares will be 85% of the trading price on the date of purchase.

During 2009, 817,572 shares have been issued to employees under this plan in consideration of $787.

Total expenses recognized in the consolidated statements of operations with respect to the 2008 Plan amounted to $86, $0 and $0 for the years end December 31, 2009, 2010 and 2011, receptively.

F.	Repurchase program

The Company had adopted a repurchase program in a total amount of up to $2,000. In the course of the repurchase program which completed during 2011, 1,178,699 of our Ordinary Shares were acquired for an aggregate purchase price of $2,000. During 2010 and 2011 the Company acquired an amount of 562,475 and 616,224 of its ordinary shares, respectively, for an aggregate purchase price of $1,136 and $864, respectively.

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

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the regular corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2011.

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

The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in the Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the consumer price index and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2011.

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

On July 14, 2009, the Knesset (the Israeli Parliament) passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, a gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year - 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law, the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the regular company statutory tax rate will be 25% as from 2012.

B.	Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

C.	Deferred income taxes:

	December 31	December 31
	2010	2011
Deferred tax assets:
Net operating loss carryforwards	$23,014	$32,084
Goodwill	1,903	2,145
Other	2,414	3,414

Total gross deferred tax assets*	27,331	37,643
Less – valuation allowance*	(27,331)	(37,643)

Net deferred tax assets	$-	$-

Deferred tax liability -

Intangible assets	(84)	(65)

Net deferred tax liability	$(84)	$(65)

* Including as of December 31, 2010 and 2011 $3,442 and $0 respectively, gross deferred tax assets and valuation allowance related to discontinued operations.

The net change in the total valuation allowance for each of the years ended December 31, 2009, 2010 and 2011, are comprised as follows:

	Year ended December 31
	2009	2010	2011
Balance at beginning of year	30,844	26,988	27,311
Additions during the year	3,102	481	1,520
Changes due to amendments to tax laws
and applicable future tax rates, see note 12A(4)	(7,030)	-	8,858
Other changes	72	(158)	(46)
Balance at end of year	26,988	27,311	37,643

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

D.
As of December 31, 2011, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $110,553. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable operational income. Under the Income Tax (Inflationary Adjustments) Law, 1985, and based on the Company’s election (see note12A), tax loss carryforwards are linked to the USD.  Tax loss carryforwards relating to non-Israeli companies aggregate approximately $17,770, which will expire as follows: 2012 - $427, 2013 - $9, 2014 - $7, 2016- $245, 2025 - $237, 2026 - $3,206 and 2027- $533. The remaining balance of $13,107 can be utilized with no expiration date.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

E.
The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2011 and prior years, because the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. As of December 31, 2011, the undistributed earnings of these foreign subsidiaries were approximately $3,712. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or deferred taxes were recorded in Israel. Non-Israeli income tax expense included in the consolidated statements of operations are as follows:

	Year ended December 31
	2009	2010	2011
Current	$(171)	$(447)	$(288)
Deferred	82	36	19

Income tax expenses	$(89)	$(411)	$(269)

Income tax expenses for the years ended December 31, 2009, 2010 and 2011, differed from the amounts computed by applying the Israeli statutory tax rates of 26%, 25% and 24% to loss from continuing operations before taxes on income, as a result of the following:

	Year ended December 31
	2009	2010	2011
Computed “expected” income tax benefit	$3,953	$646	$1,638
Decrease in income tax benefit
resulting from:
Change in valuation allowance, net	(3,102)	(481)	(1,520)
Stock-based compensation related to options
issued to employees	(564)	(418)	(235)
Non-deductible expenses	(201)	(220)	(133)
Other	(175)	62	(19)

Total income tax expenses	$(89)	$(411)	$(269)

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

G.	Income (loss) from continuing operations before taxes on income consists of the following:

	Year ended December 31
	2009	2010	2011
Israel	$(14,017)	$(3,092)	$(5,580)
Non-Israel	(1,187)	504	(1,244)

	$(15,204)	$(2,588)	$(6,824)

H.	Accounting for uncertainty in income taxes

As of January 1, 2009, and for the years ended December 31, 2009, 2010 and 2011, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

For the years ended December 31, 2009, 2010 and 2011, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its major subsidiaries file income tax returns in Israel, Hong Kong, Poland and Germany. With few exceptions, the income tax returns of the Company and its major subsidiaries are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2006.

Note 13 – Discontinued operations

A.
During December 2009 the Company and MCT entered into an assets purchase agreement with SMARTRAC for the sale of certain assets and production intellectual property (IP) relating to inlay production from the Company and MCT, for a total purchase price of Euro 8,500 (approximately $12,253) to be paid in cash, whereof Euro 5,000 were paid during 2009 and the balance of Euro 3,500 was paid in eight equal quarterly installments starting the first quarter of 2010 until the fourth quarter of 2011. Accordingly, assets and liabilities related to the discontinued operations are presented separately in the balance sheets and were disposed of in 2010. The results from these operations and the cash flows for the reporting periods are presented in the statements of operations and in the statements of cash flow, respectively, as discontinued operations separately from continuing operations.

B.	Set forth below are details of liabilities related to discontinued operations:

	As of December 31
	2010	2011
Liabilities
Accrued expenses	$689	$150

The Company expects to pay the remaining liabilities during 2012.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 13 – Discontinued operations (cont’d)

C.	Set forth below are the results of the discontinued operations:

	Year ended December 31
	2009	2010	2011

Revenues	$6,720	$1,331	-
Expenses	(14,798)	(3,701)	-
Other loss	-	(922)	-

Results of the discontinued operations	$(8,078)	$(3,292)	$-

Expenses above are not a result of continuing involvement in the operations, rather expenses due to certain remaining contractual obligations. ‘Other loss’ represents loss from sale of the operations.

Note 14 - Related Party Balances and Transactions

Transactions

	Year ended December 31
	2009	2010	2011

Costs and expenses*	$90	$81	$101

* Cost and expenses relate to services provided to the Company by related parties.

Balances

As of December 31, 2010 and 2011 the Company has no related party balances.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 15 - Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with ASC Topic 280, "Disclosures About Segments of an Enterprise and Related Information".

	Year ended December 31
	2009	2010	2011
Revenues by geographical areas from
external customers
Americas	$9,810	$30,137	$9,528
Far East	2,365	1,817	9,214
Africa	3,813	6,368	12,396
Europe	11,590	11,756	16,612
Total export	27,578	50,078	47,750
Domestic (Israel)	3,859	3,549	3,505

	$31,437	$53,627	$51,255

	December 31	December 31
	2010	2011
Long lived assets by geographical areas
Domestic (Israel)	$4,530	$4,486
Germany	4,412	4,469
Poland	4,403	3,411
France	501	391
Other	1,922	1,564

	$15,768	$14,321

Major Customers

Revenues from one major customer represent approximately 21%, 53% and 16% of the consolidated revenues for the years ended December 31, 2009, 2010 and 2011, respectively. Revenues from two other major customers represent approximately 14% each of the consolidated revenues for the year ended December 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman of the Board

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

Date:  April 11, 2012