Form 20-F/A
period 2011-12-31
ON TRACK INNOVATIONS LTD
filed 2012-04-30
CIK 1021604

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

Commission File No. 000-1021604

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

☐Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 11, 2012, or the Annual Report, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

The Exhibit referred to below was not previously furnished.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update, or restate the information in any other item of the Annual Report, or reflect any events that have occurred after the Annual Report was originally filed.

PART III

Item 19.  Exhibits

The exhibit listed on the Exhibit Index hereof is furnished herewith in response to this Item.

Exhibit

101
The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 11, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Comprehensive Loss; (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements (furnished herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer
and Chairman of the Board

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

Date:  April 30, 2012