Form 20-F
period 2012-12-31
ON TRACK INNOVATIONS LTD
filed 2013-04-30
CIK 1021604

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  31,759,312 Ordinary Shares, par value NIS 0.10 per share.

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

☐Yes  ☒ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	“we”, “us”, “our”, “OTI”, or the “Company” are to On Track Innovations Ltd. and its wholly or majority owned subsidiaries

•	“dollars”, “USD” or “$” are to United States Dollars;

•	“NIS” or “shekels” are to New Israeli Shekels;

•	the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (including the regulations promulgated thereunder); and

•	the “SEC” is to the United States Securities and Exchange Commission.

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

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3D – “Risk Factors”, Item 4 – “Information on the Company”, regarding, among other things, our belief as to increased acceptance of smart-card technology, expansions of the use of our technology, acquisitions, the impact of our relationship with technology partners and business partners as well as to our revenue and the development of future products, Item 5 – “Operating and Financial Review and Prospects”, regarding, among other things, increased generation of revenues from licensing and transaction fees, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses and adequacy of capital resources, and Item 10C – “Material Contracts”, as well as elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to update any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D., “Key Information- Risk Factors”, and elsewhere in this annual report.

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                 KEY INFORMATION

A.           SELECTED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth elsewhere in this annual report.  These financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report, which have also been prepared in accordance with U.S. GAAP.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes, as well as “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

During the fourth quarter of 2009 we and our subsidiary, Millennium Card's Technology Ltd, or “MCT”, entered into an agreement with SMARTRAC Singapore Trading PTE, a member of the SMARTRAC N.V. group, for the sale of the assets of MCT and the sale of our assets related to inlay production and the machinery therefor. Accordingly, assets and liabilities related to the discontinued operation are presented separately in the balance sheets. The results of this operation and the cash flows from this operation, for the reporting periods, are presented in the statements of operations and in the statements of cash flow, as discontinued operations, separately from continuing operations. All data in this annual report derived from our financial statements, unless otherwise specified, excludes the results of this discontinued operation.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except share and per share data)
REVENUES
Sales	$32,387	$28,488	$49,590	$39,200	$34,920
Licensing and transaction fees	2,635	2,949	4,037	12,055	5,044
Total revenues	35,022	31,437	53,627	51,255	39,964

COST OF REVENUES
Cost of sales	19,789	16,782	24,748	24,225	20,041
Cost of licensing and transaction fees	-	-	-	714	-
Total cost of revenues	19,789	16,782	24,748	24,939	20,041

Gross profit	15,233	14,655	28,879	26,316	19,923

OPERATING EXPENSES
Research and development	10,300	8,127	8,373	9,163	8,649
Selling and marketing	10,370	10,371	11,643	13,705	16,468
General and administrative	11,210	9,230	9,479	9,346	11,283
Amortization and impairment of intangible assets	2,794	978	575	507	211
Impairment of goodwill	24,217	-	-	-	-
Total operating expenses	58,891	28,706	30,070	32,721	36,611

Operating loss	(43,658)	(14,051)	(1,191)	(6,405)	(16,688)

Financial expense, net	(474)	(1,153)	(1,397)	(419)	(707)
Loss before taxes on income	(44,132)	(15,204)	(2,588)	(6,824)	(17,395)
Tax benefits (taxes on income)	675	(89)	(411)	(269)	(167)
Equity in net losses of affiliated company	(1,270)	-	-	-	-

Net loss from continuing operations	(44,727)	(15,293)	(2,999)	(7,093)	(17,562)
Net loss from discontinued operations	(5,211)	(8,078)	(3,292)	-	-

Net loss	(49,938)	(23,371)	(6,291)	(7,093)	(17,562)
Net loss (income) attributable to noncontrolling interest	(57)	189	102	168	168

Net loss attributable to shareholders	$(49,995)	$(23,182)	$(6,189)	$(6,925)	$(17,394)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operations	$(2.19)	$(0.67)	$(0.12)	$(0.22)	$(0.54)
From discontinued operations	$(0.26)	$(0.35)	$(0.13)	$-	$-
	$(2.45)	$(1.02)	$(0.25)	$(0.22)	$(0.54)

Weighted average number of Ordinary Shares used in computing net loss per ordinary share - basic and diluted	20,413,578	22,635,479	24,615,526	31,524,315	32,168,373

	As of December 31,
	2008	2009	2010	2011	2012
Balance Sheet Data:
Cash and cash equivalents	$27,196	$26,884	$15,409	$12,517	$9,304
Total current assets	48,004	47,308	41,391	49,940	40,852
Assets of discontinued operation – held for sale	-	12,358	-	-	-
Total assets	70,309	76,676	58,514	65,734	57,002
Long term loans, net of current maturities	1,762	2,642	5,189	4,026	2,224
Liabilities related to discontinued operations	-	8,495	689	150	-

Total liabilities	22,208	38,213	31,709	29,142	36,883

Total shareholders’ equity	47,686	29,991	26,240	36,729	20,578
Total Ordinary Shares outstanding	21,534,788	23,946,316	24,821,535	31,135,062	31,759,312

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

Risks Related to Our Business

We have a history of losses and we may continue to incur full-year losses in 2013 and in subsequent years.

We have incurred losses in each year since we commenced operations in 1990. We reported net losses attributable to shareholders of $50.0 million in 2008 (including a goodwill impairment charge of $24.2 million), $23.2 million in 2009, $6.2 million in 2010, $6.9 million in 2011and $17.4 million in 2012. We may continue to incur full year losses in 2013 and afterwards, as we invest in the expansion of our global marketing network, reduce our product prices in return for future transaction fees based on the volume of transactions in systems that contain our products, invest in fixed assets that may generate revenues more slowly than expected and enhance our research and development capabilities.

We are under new management and are assessing possible alternatives to maximize value for our shareholders.  This process may not result in a viable alternative, or such alternative might not be implemented successfully.

During the second half of 2012, six out of eight of our directors ceased serving on our Board of Directors and our Chief Executive Officer, our President and Chief Marketing Officer and VP Projects resigned.  In December 2012, eight new directors were elected to serve on our Board of Directors, in March 2013 we announced the appointment of a new Chief Executive Officer and in April 2013 we appointed a new chairman to our board of directors.  Our new Board of Directors has been identifying and assessing strategies to maximize value for our shareholders.  After the assessment period we plan to implement a new strategy for growing our businesses and building shareholder value.  However, there is no certainty that we will be able to identify the strategy that will work best for us, or that the strategy we choose will be implemented successfully.  If we fail to identify the appropriate strategy or to implement successfully the strategy we choose, this could have a material adverse effect on our business, financial condition and results of operations.

In addition, changes in our management and control may result in disputes with prior management and directors.  Managing such disputes may cause the diversion of management’s attention or the expenditure of significant resources, or both.

We are in a transition period and may desire to exit certain product lines or businesses, or to restructure our operations, but may not be successful in doing so.

Our new Board of Directors has been identifying and assessing strategies to maximize value for our shareholders.  Such process may result in a decision to divest certain product lines and businesses or restructure our operations, including through the contribution of assets to joint ventures. However, our ability to successfully exit product lines and businesses, or to close or consolidate operations, depends on a number of factors, many of which are outside of our control. For example, if we are seeking a buyer for a particular business line, none may be available, or we may not be successful in negotiating satisfactory terms with prospective buyers.

If we are unable to exit a product line or business in a timely manner, or to restructure our operations in a manner we deem to be advantageous, this could have a material adverse effect on our business, financial condition and results of operations. Even if a divestment is successful, we may face indemnity and other liability claims by the acquirer or other parties.

We depend on a small number of large customers, and the loss of one or more of them would lower our revenues.

Our customer base is concentrated among a limited number of large customers, primarily because a substantial part of our revenues is derived from large projects. We anticipate that our revenues will continue to depend on a limited number of major customers. The customers we consider to be our major customers and the percentage of our revenue represented by each major customer vary from period to period. In 2010, 2011 and for 2012, our largest customer, the Ecuadorian government, provided 53%, 16% and 12% respectively, of our total revenues for such periods. In addition, two other customers, relating to a driving license project in Tanzania and a national identification cards in Panama , respectively accounted for 14% and 0% for 2011 and 12% and 15% for 2012 of our total revenues.  If we were to lose any one of our major customers, or if any of our customers were to have difficulty meeting their financial obligations to us for any reason, our financial condition would be adversely affected.

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

The markets for our products are usually highly specialized and require us to enter into strategic relationships in order to facilitate or accelerate our penetration into new markets. We consider a relationship to be strategic when we integrate our technology into some of the product offerings of a manufacturer or systems integrator that has a significant position in a specified market and cooperate in marketing the resulting product. The termination of any of our strategic relationships or our failure to develop additional relationships in the future may limit our ability to expand the markets in which our products are deployed or to sell particular products.

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

We face intense competition from developers of contact and contactless microprocessor-based technologies and products, developers of contactless products that use other types of technologies that are not microprocessor-based, and non-smart card technologies. In some of our markets we are facing competition from new emerging technologies such as Smartphone related solutions. We compete on the basis of a range of competitive factors including price, compatibility with the products of other manufacturers, and the ability to support new industry standards and introduce new reliable technologies. Many of our competitors have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess. As a result, they may be able to introduce new products, respond to customer requirements and adapt to evolving industry standards more quickly than we can.

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

The development cycle for our products varies from project to project. Typically, the projects in which we are involved are complex and require that we customize our products to our customers’ needs and specifications in return for payment of a fixed amount. We then conduct evaluation, testing, implementation and acceptance procedures of the customized products with the customer. Only after successful completion of these procedures will customers place orders for our products in commercial quantities. In addition, our sales contracts do not typically include minimum purchase requirements. We therefore cannot assure that future contracts will result in commercial sales. Our average development cycle is typically between 6 and 18 months from initial contact with a potential customer until we deliver commercial quantities to the customer and recognize significant revenues. As a result, we may expend financial, management and other resources to develop customer relationships before we recognize revenues, if any.

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

Our quarterly revenues and operating results have varied substantially in the past and may continue do so in the future. These fluctuations may be driven by various factors which are beyond our control, are difficult to predict and may not meet the expectations of analysts and investors. These factors include, among others, the following:

•
The size and timing of orders placed by our governmental customers is difficult to predict. Governmental projects typically involve a protracted competitive procurement process and in some circumstances litigation following the award of a contract. For example, we started to prepare and negotiate our offer for the Republic of Panama e-ID  project in 2010 (the “Panama Border Control Project”, described more fully in Item 10.C “Material Contracts”, below), while the agreement was actually signed during 2011 and we started recognizing revenues only in 2012.

•	Our payroll expenses are relatively fixed and we would not expect to reduce our workforce due to a reduction in revenues in any particular quarter.

•	The tendency of some of our clients, due to budgetary reasons, to place orders for products toward the last quarter of their financial year.

As a result of these factors, our revenues and operating results in any quarter may not be indicative of our future performance, and it may be difficult to evaluate our prospects.

Delays or discontinuance of the supply of components may hamper our ability to produce our products on a timely basis and cause short-term adverse effects.

The components we use in our products, including microprocessors and cards, are supplied by third party suppliers and manufacturers.  We sometimes experience short-term adverse effects due to delayed shipments that have in the past interrupted and delayed, and could in the future interrupt and delay, the supply of our products to our customers, and may result in cancellation of orders for our products. However, other than our Supply Agreement with SMARTRAC N.V., as described below, we do not generally have long-term supply contracts under which our suppliers are committed to supply us with components at fixed or defined prices. Suppliers could increase component prices significantly without warning or could discontinue the manufacturing or supply of components used in our products. In addition, third party suppliers may face other challenges in fulfilling their contractual obligations with us which are beyond our control.  For instance, our 2011and 2012 financial results were adversely impacted by the flooding in Thailand which had direct impact on a plant of one of our principal contractors for inlays, and this caused disruptions to our supply chain and specifically affected our ability to deliver products to our customers.  We may not be able to develop alternative sources for product components if and as required in the future. Even if we are able to identify alternative sources of supply, we may need to modify our products to render them compatible with other components. This may cause delays in product shipments, increase manufacturing costs and increase product prices.

Some of our suppliers are located in Europe and Asia, and therefore we may experience logistical problems in our supply chain, including long lead times for receipt of products or components and shipping delays. In addition, our subcontractors may, on occasion, feel the impact of potential economic or political instability in their regions, which could affect their ability to supply us with components for our products in a timely manner.

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

Our success and ability to compete depend in large part on using our intellectual property and proprietary rights to protect our technology and products. We rely on a combination of patent, trademark, design, copyright and trade secret laws, confidentiality agreements and other contractual relationships with our employees, customers, affiliates, distributors, suppliers and others. While substantially all of our employees are subject to non-compete agreements, these agreements may be difficult to enforce as a result of Israeli law limiting the scope of employee non-competition undertakings. We further note that the Israeli Supreme Court noted (in an obiter dictum) in 2012, without making any decisive ruling, that an employee who contributes to an invention during his employment could be allowed to seek compensation for it from their employer, even if the employee’s contract of employment specifically states otherwise and the employee has transferred all intellectual property rights to the employer. The Supreme Court considered the possibility that a contract that revokes the employee’s right for royalties and compensation may not necessarily foreclose the right of the employee to claim a right for royalties. As a result, even if the Company believes that none of its employees has any rights in any of the Company’s patents, or to receive royalties, it is unclear if, and to what extent, our employees may be able to claim compensation with respect to our future revenue.  As a result, we may receive less revenue from future products if such claims are successful, which in turn could impact our future profitability.

Our patent portfolio includes over 100 issued utility and design patents and pending patent applications worldwide encompassing, among others, product applications, software platforms, system and product architecture and product concepts in the fields of Near Field Communications, or NFC, contactless payments, secure ID, petroleum and parking solutions. Our issued patents are registered in the United States, Europe, Australia, Israel and other countries and our patent applications are pending in the United States, Europe, Asia, Israel, South Africa and additional territories. We cannot be certain that patents will be issued with respect to any of our pending or future patent applications or that the scope of our existing patents, or any future patents that are issued to us, will provide us with adequate protection for our technology and products. Others may challenge our patents or patent applications as well as our registered trademarks. We do not know whether any of them will be upheld as valid or will be enforceable against alleged infringers. Thus we do not know whether they will enable us to prevent or hinder the development of competing products or technologies. Moreover, patents provide legal protection only in the countries where they are registered and the extent of the protection granted by patents varies from country to country.

The measures we have taken to protect our technology and products may not be sufficient to prevent their misappropriation by third parties or their independent development by others of similar technologies or products. If our patents do not adequately protect our technology, competitors may be able to offer products similar to our products more easily. Our competitors may also develop competing technology by designing around our patents and thereafter manufacturing and selling products that compete directly with ours, which would harm our business, financial position and results of operations.

In order to protect our technology and products and enforce our patents and other proprietary rights, we may need to initiate, prosecute or defend litigation and other proceedings before courts and patent and trademark offices in multiple countries. For instance, in March 2012 we filed a patent infringement lawsuit alleging that T-Mobile USA, Inc. sells NFC enabled phones that infringe a patent we own. These legal and administrative proceedings could be expensive and could occupy significant management time and resources.  In addition, since one of T-Mobile’s defenses is invalidity of the patent, there is a risk that the asserted patent will be declared invalid.

Security breaches and system failures could expose us to liability, harm our business or result in the loss of customers.

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

We are required by some of our customers to meet industry standards imposed by payment systems standards setting organizations such as EMVCo LLC, credit card associations such as Visa, MasterCard, and other credit card associations and standard setting organizations such as PCI SSC, Intermec, the U.K. Cards Association and other local organizations. Furthermore, many of our offerings are subject to the Payment Card Industry Data Security Standards (PCI DSS), which is a set of multifaceted security standards that is designed to protect credit card account data as mandated by payment card industry entities. Even though we attempt to protect our company through our contracts with our customers, clients and other third-party service providers, and in certain cases assess their security controls, we have limited oversight or control over their actions and practices. We implemented an off-site backup policy that is expected to help in case of system crash caused by hackers, intruders or attackers. However, this policy cannot guarantee complete security, as not all attack possibilities are known. We also advise our customers to maintain insurance policies covering cyber-attacks on their systems, including system restore and derived liabilities in case of stolen data, and we further advise them to monitor their backup policies carefully, ensuring off-site backups.

New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, encryption of cardholder data, the increasing need for system compatibility and technology developments such as wireless and wire line IP communication. We cannot be sure that we will be able to design our solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing our products, while non- compliance may harm our reputation or result in customer and client claims. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products.  Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay. After installation of a system, the customer is responsible for physical security, power supply air condition, backup and any other operational step ensuring the servers from unexpected crashes. Yet, these may happen outside of OTI's control and, as above, OTI advises its clients to take backup and insurance measures for such cases.

In addition, even if our products are designed to be compliant, compliance with certain security standards is determined on the basis of the network environment in which our customers and service providers install our products. Therefore, such compliance depends upon additional factors such as proper installation of the components of the environment (including our systems, compliance of software and system components provided by other vendors), implementation of compliant security processes and business practices and adherence to such processes and practices.

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

We have derived revenues from different geographical areas. The following table sets forth our sales in different geographical areas as a percentage of revenues:

	Africa	Europe	Far East	Americas	Israel

2008	15	48	10	15	12
2009	12	37	8	31	12
2010	12	22	3	56	7
2011	24	32	18	19	7
2012	24	33	3	35	5

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

We report in US dollars while a portion of our revenues and expenses is incurred in other currencies. Therefore currency fluctuations could adversely affect our results of operations.

We generate a significant portion of our revenues in U.S. Dollars but we incur a large portion of our expenses in other currencies. Our principal non-U.S. Dollar expenses are for Israeli employees’ salaries, which are in NIS, and the expenses of our international subsidiaries. Our subsidiaries in Germany and France, InterCard and PARX France, incur expenses in Euros, our subsidiary in Poland, ASEC Spolka Akeyjna, or ASEC, incurs expenses in Polish Zloty and our subsidiary in South Africa, OTI Africa, incurs expenses in South-African Rand. To the extent that we and our subsidiaries based in Israel, Europe and South-Africa conduct our business in different currencies, our revenues and expenses and, as a result, our assets and liabilities, are not necessarily accounted for in the same currency. We are therefore exposed to foreign currency exchange rate fluctuations. More specifically, we face the risk that our accounts receivable denominated in non-U.S. Dollar currencies will be devalued if such currencies weaken quickly and significantly against the U.S. Dollar. Similarly, we face the risk that our accounts payable and debt obligations denominated in non-U.S. Dollar currencies will increase if such currencies strengthen quickly and significantly against the U.S. Dollar. These fluctuations may negatively affect our results of operations. Our operations could also be adversely affected if we are unable to limit our exposure to currency fluctuations in the future.

To decrease the risk of financial exposure to fluctuations in the exchange rate of the U.S. Dollar against the NIS or other currencies, we may enter into currency hedging transactions. However, these measures may not adequately protect us from material adverse effects resulting from currency fluctuations. In addition, if we wish to maintain the U.S. Dollar-denominated value of sales made in other currencies, any devaluation of the other currencies relative to the U.S. Dollar would require us to increase our other currency denominated selling prices. That could cause our customers to cancel or decrease orders.

Our international sales and operations are subject to complex laws relating to foreign corrupt practices and bribery, among many other subjects. A violation of, or change in, these laws could adversely affect our business, financial condition or results of operations.

Our operations in countries outside the U.S. are subject to the Foreign Corrupt Practices Act of 1977 as amended from time to time, or the FCPA, which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. We have internal control policies and procedures and have implemented training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs will always protect us from reckless or criminal acts committed by our employees or agents. Allegations of violations of applicable anti-corruption laws, including the FCPA, may result in internal, independent, or government investigations. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, consolidated results of operations and consolidated financial condition. In addition, investigations by governmental authorities as well as legal, social, economic, and political issues in these countries could have a material adverse effect on our business and consolidated results of operations. We are also subject to the risks that our employees, joint venture partners or agents outside of the U.S. may fail to comply with other applicable laws. The costs of complying with these and similar laws may be significant and may require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on our business, financial condition or results of operations.

We may have to adapt our products in order to integrate them into our customers’ systems if new government regulations or industry standards are adopted or current regulations or standards are changed.

Some of our products are subject to government regulation in the countries in which they are used. For example, card readers used in the U.S. and in Europe require certification of compliance with regulations of the U.S. Federal Communications Commission and the European Telecommunications Standards Institute, respectively, regarding emission limits of radio frequency devices. In addition, governmental certification for the systems into which our products are integrated may be required. The International Standards Organization approved industry standards regulating the transfer of data between contactless smart cards and a reader that we generally meet.  If there is a change in government regulations or industry standards, we may have to make significant modifications to our products and, as a result, could incur significant costs and may be unable to deploy our products in a timely manner.

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

Our products may contain defects that are only discovered after the products have been deployed or used. This could harm our reputation, result in loss of customers and revenues or subject us to product liability claims.

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

In addition, we could be exposed to potential product liability claims. While we currently maintain product liability insurance, we cannot be certain that this insurance will be sufficient to cover any successful product liability claim. Any product liability claim could result in changes to our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirements. Any product liability claim in excess of our insurance coverage would have to be paid out of our cash reserves. Furthermore, the assertion of product liability claims, regardless of the merits underlying the claim, could result in substantial costs to us, divert management’s attention away from our operations and damage our reputation.

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

•
the need to compete for a particular contract against third parties that may be long-term, entrenched incumbents and that, as a result, have greater domain expertise and established customer relations;

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

The government may be in a position to obtain greater rights with respect to our intellectual property than we would grant to other entities. Government agencies also have the power to deem contractors unsuitable for new contract awards based on their financial difficulties or the outcome of investigations. Because we engage in the government contracting business, we will be subject to audits and may be subject to investigation by governmental entities. Failure to comply with the terms of any government contracts could result in substantial civil and criminal fines and penalties, as well as suspension from future government contracts for a significant period of time, any of which could adversely affect our business by requiring us to spend money to pay the fines and penalties and prohibiting us from earning revenues from government contracts during the suspension period.

We have significant operations in countries that may be adversely affected by political or economic instability.

We are a global company with worldwide operations. We derive significant portion of our sales and future growth from regions such as Latin America, Eastern Europe and Africa, which may be more susceptible to political or economic instability.

Significant portions of our operations are conducted outside the markets in which our products are sold, and accordingly we often import a substantial number of products into such markets. We may, therefore, be denied access to our customers or suppliers or denied the ability to ship products from any of our sites as a result of a closing of the borders of the countries in which we sell our products, or in which our operations are located, due to economic, legislative or political conditions.

Delays in the implementation stage in some of the projects we are involved with may prevent us from generating sales revenues as expected in the applicable year.

In 2010 and 2011 we experienced delays in some of the projects we are involved with. For example, in Panama, where we have been contracted to supply electronic immigration control systems, we have experienced delays in the project implementation. Delays in other projects might occur as a result of factors that are beyond our control such as customer readiness or shortage in purchased components needed for project implementation as well as our readiness to implement the projects. If such delays occur in the future, it might affect our revenues, profitability or our share price.

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

In addition, continuing uncertainties in the financial and credit markets may adversely affect the ability of our customers, suppliers, distributors and resellers to obtain financing for significant purchases and operations and to perform their contractual obligations with us. As a result, we could encounter, among other adverse effects, a decrease in or cancellation of orders for our products, and an increase in additional reserves for uncollectible accounts receivable being required.

We derive a portion of our revenues from sales to systems integrators that are not the end-users of our products. We are dependent, to a certain extent, on the ability of these integrators to maintain their existing business and secure new business.

In 2010, 2011 and 2012, 4%, 7% and 8%, respectively, of our revenues were derived from sales to systems integrators that incorporate our products into systems which they supply and install for use in a specific project. To the extent our revenues depend on the ability of systems integrators to successfully market, sell, install and provide technical support for systems in which our products are integrated or to sell our products on a stand-alone basis, our revenues may decline if the efforts of these systems integrators fail. Further, the faulty or negligent implementation and installation of our products by systems integrators may harm our reputation and dilute our brand name. We are one step removed from the end-users of our products, and therefore may be more difficult for us to rectify damage to our reputation caused by systems integrators that have direct contact with end-users. In addition, termination of agreements with systems integrators or revocation of exclusive distribution rights within certain countries might be difficult. If we are unable to maintain our current relationships with systems integrators or develop relationships with new systems integrators, we may not be able to sell our products and our results of operations could be impaired.

Unless we continue to expand our direct sales, our future success will depend upon the timing and size of future purchases by systems integrators and the success of the projects and services for which they use our products.

Terrorist attacks may have a material adverse effect on our operating results.

Terrorist attacks and other acts of violence or war may affect the financial markets on which our Ordinary Shares trade, the markets in which we operate, our operations and profitability and your investment. These attacks, or subsequent armed conflicts resulting from or connected to them, may directly impact our physical facilities or those of our suppliers or customers. For example, during the Second Lebanon War in 2006, numerous shells fired at Israel from Lebanese territory landed in Rosh Pina. Although such attacks did not have an adverse impact upon the Company or any of its operations, we cannot assure you that, in the future, any similar circumstances will have no such impact.  In addition, terrorist attacks may make travel and the transportation of our supplies and products more difficult and/or expensive and affect the results of our operations.

Risks Related to Our Ordinary Shares

We may not be able to meet NASDAQ Global Market continued listing requirements and our shares may be delisted.

We may not be able to meet NASDAQ Global Market continued listing requirements in the NASDAQ Listing Rules, or the NASDAQ Rules, and our Ordinary Shares may be moved to NASDAQ Capital Market or delisted.  Among other things, if the bid price of our Ordinary Shares is less than $1.00 for 30 consecutive business days or more, our shares may be moved to be traded on the NASDAQ Capital Market, or be delisted. After the bid price of a company goes below $1.00 for 30 consecutive business days, NASDAQ provides it a grace period before shares are being moved to be traded on the NASDAQ Capital Market or delisted. Since March 22, 2013, the bid price of our Ordinary Shares has been below $1.00.

Our share price has fluctuated in the past and may continue to fluctuate in the future.

The market price of our Ordinary Shares has fluctuated significantly and may continue to do so. The market price of our Ordinary Shares may be significantly affected by factors such as the announcements of new products or product enhancements by us or our competitors, technological innovations by us or our competitors or periodic variations in our results of operations. In addition, any statements or changes in estimates by analysts covering our shares or relating to the smart card industry could result in an immediate effect that may be adverse to the market price of our shares.

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

As of April 29, 2013, we had 32,104,312 outstanding Ordinary Shares, 1,178,699 Ordinary Shares we repurchased and are held by us as dormant shares, 371,730 warrants to purchase additional Ordinary Shares at a weighted average exercise price of $2.65 per share and 2,012,116 options to purchase additional Ordinary Shares at a weighted average exercise price of $1.34 per share.  We may, in the future, sell or issue additional Ordinary Shares. We have an effective shelf registration statement under which we raised approximately $16.6 million (net of issuance costs) from the public in exchange for 6,000,000 of our Ordinary Shares.  The market price of our Ordinary Shares could drop as a result of sales of substantial amounts of our Ordinary Shares in the public market or the perception that such sales may occur, including sales or perceived sales by our directors, officers or principal shareholders. These factors could also make it more difficult to raise additional funds through future offerings of our Ordinary Shares or other securities.

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

On January 12, 2009, our Board of Directors approved the adoption of a Shareholders Rights Plan, as amended on January 5, 2012, or the Plan. Pursuant to the terms of the Plan, each Ordinary Share of the Company shall give its holder one right, or Right, as detailed in the Plan. Each Right will become exercisable only after a person or a group becomes an “Acquiring Person” by obtaining beneficial ownership of, or by commencing a tender or exchange offer for, 15% or more of our Ordinary Shares (our Board of Directors may reduce this percentage, but not to less than 10%), unless our Board of Directors approves such “Acquiring Person” or redeems the Rights. Each Right, once it becomes exercisable, will generally entitle its holder, other than the “Acquiring Person”, to purchase from the Company either half (1/2), one, two or three Ordinary Shares, as shall be determined by the Board of Directors, in consideration for the par value thereof. Therefore, the Plan may dilute the holding of shareholders who are deemed “Acquiring Persons” under the Plan. In addition, certain institutions may be discouraged from purchasing or holding our Ordinary Shares due to the Plan’s presumed anti-takeover effect.  Furthermore, the existence of the Plan may discourage bids to acquire our Company at a price that may be attractive to our shareholders.

We may fail to maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of the Sarbanes-Oxley Act, and in particular with Section 404, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has determined that we had effective internal control over financial reporting as of December 31, 2012, we may identify material weaknesses or significant deficiencies in our future internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our Ordinary Shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. From time to time since late 2000, there has also been a high level of violence between Israel and the Palestinians, which has strained Israel’s relationships with its Arab citizens, with Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  In early 2011, riots and popular uprisings in various countries in the Middle East led to severe and continuing political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions relating to our business

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the OCS, for research and development programs that meet specified criteria. We are obligated to pay royalties with respect to the grants received. In addition, the terms of the OCS grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon OCS grants. Pursuant to the Israeli Encouragement of Research and Development in the Industry Law, we and any non-Israeli who becomes a holder of five percent (5%) or more of our share capital are generally required to notify the OCS and such non-Israeli shareholder is required to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

It may be difficult to enforce a U.S. judgment against us, our officers and directors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. Some of our executive officers and directors are not residents of the United States, and a substantial portion of our assets is located outside of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of these persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

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

                Our address is Z.H.R Industrial Zone, PO Box 32, Rosh-Pina 12000, Israel.  Our telephone number is +972-4-686-8000. In 1998, we established a wholly-owned subsidiary in the United States, OTI America, Inc., a Delaware corporation.  OTI America, Inc. is located at 111 Wood Ave South, Suite 105, Iselin, New Jersey 08830, and its telephone number is (732) 429-1900. The information contained on our website is not incorporated by reference into and should not be considered as part of this annual report.

Our agent for service of process in the United States is OTI America, Inc.

Principal Capital Expenditures

We have made and expect to continue to make capital expenditures in connection with expansion of our production capacity. The table below sets forth our principal capital expenditures incurred for the periods indicated (amounts in thousands):

	2010	2011	2012

Computers, software and manufacturing equipment	$2,262	$1,000	$830
Office furniture and equipment	31	71	59
Motor vehicles	53	120	154

Total	$2,346	$1,191	$1,043

B.           BUSINESS OVERVIEW

General

We design, develop and market turnkey and OEM solutions based on our secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Our solutions also include cards with a microprocessor that can store and process information and run multiple applications.  Our cards are referred to as “contactless” because they do not require physical contact with a card reader, as power and data are transferred to a card through a magnetic field generated by a card reader.  Our solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing.  Our products and solutions combine, among others, the benefits of both microprocessors and contactless cards.  We sell our contactless microprocessor-based smart cards as standalone products and as turnkey systems for secure, robust and scalable mass use of our contactless cards.  Such systems include our contactless cards as well as our enabling hardware with proprietary software applications.

Since our incorporation in 1990, we have focused on the development of our core technologies and products based thereon, which consist of proprietary smart cards, smart card readers, software tools and secure communication technology.  We currently offer three lines of solutions, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three vertical markets include:

•
SmartID Solutions: We offer complete, end-to-end, in-house solutions for credentialing, identifying and verifying individuals by combining the capability to support biometric identification with the portability of smart cards. The SmartID solutions include MAGNA™, a complete end-to-end solution for such items as electronic passports (e-Passport), national identity cards (national ID), voter identification cards, drivers licenses, and MediSmart, a medical card for patients, doctors and benefits verification.

•
Payment Solutions: We offer a cashless system and loyalty program to replace cash, which includes the contactless payments program offered by the major card associations including MasterCard’s PayPass™, Visa’s PayWave™, American Express’ ExpressPay™ and Discover’s Zip™. We focus on alternative form factors such as key fobs, smart stickers, and COPNI™ (a contactless payment product family that supports an NFC insert) which is an add-on to the SIM cards in mobile phones with a flexible antenna that supports applications such as credit and debit cards and mass transit ticketing. We also offer contactless readers for terminal providers and end users. Our payment solutions also include EasyPark, our integrated car parking information and payment system, as well as our mass transit electronic payment system.

•
Petroleum Systems: Our EasyFuel solutions are wireless, cashless, cardless, and paperless fuel management solutions, which include both our gasoline management system, or GMS, and our EasyFuel and EasyFuel Plus system. EasyFuel is a loyalty program for petroleum companies, fleets and retail customers. The system monitors and expedites the fueling and payment process, permitting fueling of designated vehicles only, thus reducing the possibility of fraud.

Most of our products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform incorporates our patented technologies and consists of our smart cards, our smart card readers, software that enables the development of applications for smart cards and a communications technology that ensures that the transmission of data to and from the card is secure and reliable.  The OTI Platform can be customized to support a large number of applications, such as credit and debit card functions, identification and loyalty programs.  The OTI Platform has been deployed in different markets, such as petroleum payment and management, mass transit and e-passport/national ID, and is being developed for other markets, such as medical services.  For some markets, we have developed extensively customized hardware and software systems based amongst others on our OTI Platform, such as the petroleum payment and management solution for fleet managers and an electronic parking payment system.

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

We market our products through our global network of subsidiaries and strategic relationships.  Our sales and marketing efforts are directed from our headquarters in Israel and carried out through our subsidiaries in the U.S. and other parts of the Americas, Israel, Europe, Africa and Asia.

Industry Background

What is a smart card?

Plastic cards that contain a semiconductor chip are generally referred to as “smart cards.”  Smart card technologies were first developed in response to the limitations of the magnetic strip commonly used in most credit and debit cards, telephone cards and hotel room access cards.  Smart cards store larger amounts of information than magnetic strip cards.  They can also allow this information to be updated, and they store it more securely than a magnetic strip card does.  Depending on the complexity of the chip that a smart card contains, smart cards can process the stored information and support more than one application.  For example, smart cards can act as a substitute for cash by storing a cash balance on the card that may later be reduced or increased.  The same card can also store information identifying its holder.

What is a smart card system?

A smart card system comprises a smart card, a reader that transmits and receives data from the smart card and a computer that processes data received from the reader.  A reader housed in a protective casing is known as a terminal.  Many terminals today are designed for “contact” smart cards.  These terminals rely on physical contact between the card and the reader and contain a slot into which the smart cards are inserted or through which they are swiped.  Most smart cards today are credit card-sized plastic cards.  However, with the introduction of “contactless” smart cards, which do not need any physical contact with a reader, the form smart cards and readers take can vary widely.

Types of smart card chips

The type of semiconductor chip on a smart card determines the amount of information and the number and complexity of applications that can be provided by the card – or how “smart” the card is.  In today’s market, there are three primary types of chips.  From the least technologically advanced to the most technologically advanced, they are as follows:

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

Application Specific Integrated Circuit, or ASIC, chip.  An ASIC chip can store data and perform limited pre-determined data processing tasks.  It cannot be reprogrammed once created.  ASIC-chips are primarily used for applications that require limited processing capabilities and lower levels of security, such as premises access control and mass transit.

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

The developers of contactless microprocessor-based smart cards face the following significant challenges:

•
Support of ISO standards.  The International Standard Organization, or ISO, established standards regulating the transfer of data between a contactless smart card and its reader, under the name ISO 14443.  Currently, two separate types – Type A and Type B – have been approved by ISO and supporting both is required for ISO compliance.  High-quality readers that support both types, such as ours, are more expensive but offer users the flexibility to use smart cards based on either standard.

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

The OTI Solutions

Our technology successfully combines the features of microprocessor-based cards and contactless cards.  This technology is not only available for new systems, but can be integrated with and upgrade existing contact systems and other contactless systems.  Our products have the benefits discussed below.

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

Strategy

Our goal is to be the leading provider of turnkey and OEM solutions based, among others, on our contactless microprocessor-based smart card products.  Key elements of our strategy for achieving this goal include:

•
Enhancing our technological position.  We intend to continue to invest in research and development in order to enhance our technological position, develop new technologies, extend the functionality of our products and services, and offer innovative products to our customers.

•
Expanding our global market presence.  We market our products through a global network of marketing subsidiaries in the U.S., Latin America, Europe, Africa, and our headquarters in Israel.  We intend to use these entities to strengthen our presence in existing markets, penetrate new markets, provide local customer service and technical support, and adapt our products to our local customers’ specific needs.

•
Increasing our focus on generating high-margin, recurring revenues.  We currently derive most of our revenues from one-time payments for our products and technologies.  We intend to generate additional recurring revenues by receiving service fees for ongoing customer services and technical support and transaction fees from our customers based on the volume of transactions or monthly licensing fees from systems that contain our products.  For example, we have entered into such transaction fee arrangements with respect to our parking systems in Israel, France, Italy, the United States, New Zealand and Bermuda and our gasoline management systems in South Africa.  By reducing our customers’ up-front payments for our products in return for receiving on-going participation in the revenue they generate from their customers, we intend to build and maintain long-term relationships with our customers and generate a constant stream of high-margin, recurring revenues and, at the same time, provide cost-effective turnkey solutions to our customers.

•
Leverage existing relationships and seek new relationships.  In 2000 we entered into a relationship with BP (formerly known as British Petroleum) to cover the South African petroleum market. In 2005 the relationship was extended and expanded by our granting to BP a worldwide license for our petroleum payment solution. In 2010 we entered into a relationship with Tokheim to cover the European petroleum market. We entered into these and other relationships in order to facilitate or accelerate our penetration into new markets, as well as assist us in defining and pursuing new applications for our products.  We are continuously seeking additional relationships to complement our marketing strategy and promote our brand worldwide.

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

•
Pursue strategic acquisitions.  We plan to pursue acquisitions of companies that enhance our manufacturing, sales, marketing, research and development capabilities.  In this way, we plan to expand our product offerings and provide more comprehensive service to our customers.  Since our initial public offering in 1999, we have acquired among others the following companies

o	InterCard Systemelectronic, a German company that provides OEM and electronics manufacturing services (June 2000 and January 2001);

o	ASEC, a Polish company that develops and markets card readers and reader modules based on radio frequency identification technologies (October 2004);

o	The primary assets of Vuance Ltd. (formerly SuperCom), an Israeli smart card company, including the purchase of Vuance’s International Project Solution (“IPS”) business (December 2006);

o	ID Parking (currently PARX France), a French company that provides electronic parking solutions across France (June 2008); and

o	The assets, including intellectual property, of Ganis System Ltd., an Israeli company, which provides electronic parking solutions primarily across Europe and North America (January 2011).

o
In April 2012, the Company completed, through its subsidiary PARX Ltd, the purchase of 100% of the share capital of CPI Communication Ltd. (“CPI”), an Israeli-based company that provides private parking management solutions across Israel (hereinafter- ”the CPI Transaction”). CPI was purchased for a purchase price of $247,000, consisting of $100,000 in cash and $147,000 in share based payment, by issuance of 90,361 warrants to purchase the Company's ordinary shares. The 90,361 warrants are issued with a par value exercise price and shall vest in five equal installments over a period of five years.

Core technologies

Our products are based on a number of core technologies, which are discussed below.

Power and data transmission technology

We refer to our reader power and data transmission technology as “matched antenna” technology.  The power, as well as the data, is transmitted to the microprocessor installed on the smart card through an electro-magnetic field generated by the reader.  Our reader matched antenna technology offers a number of key advantages:

•	The added flexibility manifested by the ability to locate the antenna at substantial distance from the reader without the need to retune the antenna.

•
The substantially decreased antenna detuning effect which is associated by the presentation of cards, or any metallic objects very close to the antenna. Such detuning has the negative effect of greatly reducing the reader transmission power. This is most critical with respect to contactless card features embedded in mobile phones. When the phone is brought close to the reader antenna its substantial metallic mass tends to detune the reader antenna and hence reduce the reader transmitted power. This may lead to inability of the reader to communicate with the Contactless feature embedded in the phone.

Contactless antenna interface design:

Dual chips solution: Our earlier dual chips antenna interface technology enabled a contact-only microprocessor to connect, or interface, with both contact and contactless readers by adding a separate antenna interface chip designed and provided by us.  We refer to this as a “dual interface” feature.  This enables customers with existing contact systems to gradually transition to contactless cards, rather than incurring up-front the full cost of replacing the contact system with a contactless system.

Monochip solution: Integrating an antenna interface into the microprocessor.  The antenna interface can be integrated into a microprocessor, which reduces the cost of manufacturing dual interface cards once manufacturing levels reach significant volumes of chips.  At that point, the additional upfront cost of engineering work required in order to successfully integrate the two components – the microprocessor and the antenna interface – into one chip is offset by the fact that only a single component is required.

Products

The OTI Platform

Most of our products are based on a common platform, which we refer to as the OTI Platform.  The OTI Platform incorporates some of our patented technologies and consists of:

•	smart cards, which can take a variety of forms, including tags, stickers, wristwatches, key chains and plastic, credit card-sized cards;

•	smart card readers;

•	a smart card operating system;

•	software that enables the development of applications on contactless microprocessor-based smart cards; and

•	a method of communication that regulates the transmission of data between a contactless smart card and a reader.

The following is a graphical representation of a combined contact and contactless microprocessor-based smart card in different form factors based on the OTI Platform:

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

Types of Products

Our products consist of:

Payment Solutions

We typically design our payment solutions while teaming up with financial institutions and back office providers.  These solutions offer a cashless system and loyalty program for small purchases, such as fast food, drug stores and movie tickets. Our payment solutions include the following:

•
PayPass™. OTI supplies key components of the technology for multiple contactless payment programs operated by major card associations: MasterCard International’s PayPass™ program, Visa’s PayWave™, American Express’s ExpressPay™ and Discover’s Zip™. The contactless payment programs are focused on replacing cash. OTI provides alternative form factors such as key fobs, smart stickers and COPNI™ (see below), as well as the operating systems, readers and more.

•
COPNI™. OTI’s Contactless Payments and NFC Insert (COPNI) is a contactless payment product that supports inserts based on NFC technology.  COPNI is an add-on to the SIM cards in mobile phones with a flexible antenna and is based on our intellectual property. COPNI can operate with multiple types and models of handsets and SIM cards.  COPNI enables users to have one device that is both a mobile phone and a mobile wallet. COPNI provides mobile network providers with potential new services and revenue opportunities.  It also supports various applications such as credit and debit cards and mass transit ticketing.  COPNI is an innovative bridge to NFC technologies and is an after-market solution.

•
COPNI Wave is an add-on to mobile devices such as smart phones or tablet computers, allowing contactless communication such as Proximity and/or NFC, and communicating with the mobile device via its headset socket.

The COPNI Wave includes JAVA Card OS and supports Global platform standard commands allowing downloading and usage of standard smart card applications, as well as fast development of new applications.

COPNI Wave is suitable for the following applications and markets:

•	Mobile payment - debit, credit, e-purse

•	e-Ticketing for Transport and events

•	Loyalty and e-coupon programs

•	Healthcare applications

•	Access control applications

The COPNI Wave includes a Secure Element and allows unlimited communication with phone applications via the phones audio socket. The COPNI Wave applications and issuing process is similar to standard ISO14443 compliant smartcards, and it supports adding additional applications over the air without hardware changes. The first version of the COPNI Wave supports Global Platform V2.1.1 and Java Card specification V2.2.2 and security features such as MIFARE Classic 4KB, DES, 3DES and AES.

•
E-purse (Stored Value Cards).  We have developed and begun to market a product that enables a person to load pre-paid value on a card, which provides float for issuers, while enabling cardholders to pay for small purchases in environments such as phone booths, vending machines and fast food restaurants, without the need for exact change.

•
Parking payment system.  Our EasyPark™ system offers a unique on-street and off-street parking management solution without expensive infrastructure and construction requirements or ongoing maintenance of parking meters or paper tickets. EasyPark™ utilizes small in-car device to create a uniquely convenient user experience that eliminates the need for cash or change and reduces the time to park. Drivers can securely deposit additional parking funds for the device either online or through public reloading stations. During 2012 we have broadened our offering by adding a mobile phone based payment solution alongside or as an alternative to the EasyPark in-car device.

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

The EasyPark™ system was selected as the national parking system for Israel.  During 2000, the system was widely implemented throughout the country. In 2005, the Union of Local Authorities in Israel extended EasyPark’s contract for an additional five year term. In 2010 the service was extended again for additional five years. About 750,000 EasyPark units have been sold in Israel to date, and the system is currently used in 42 cities across the country. We are currently marketing the EasyPark system through our global network of distributors and franchisers. In June 2008, we acquired, through our subsidiary PARX Ltd., a Paris based company that provided electronic parking solutions (formerly named “ID Parking”) and renamed it “PARX France”. This transaction provided us with a ready-made platform to immediately access the French electronic parking payment market, and today we offer the EasyPark™ solution to over 35 cities in France, and growing. We are also selling our EasyPark™ systems through local franchisers in over 20 cities in Italy and Bermuda. We have launched EasyPark in the United States in Dover and Portsmouth, New Hampshire and Austin, Texas  and we are in various stages of introduction and deployment in other cities in Europe and in Latin America.

In January 2011, we acquired through PARX Ltd. the assets of Ganis Systems Ltd., a company that provided competing electronic parking solutions mainly in Europe and North America, and we are gradually upgrading their customers to the EasyPark™ system.

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

Petroleum Systems

Our petroleum systems include GMS (gasoline management system), later upgraded to EasyFuel and EasyFuel Plus:

•
EasyFuel Plus.  Our wireless petroleum solution is named EasyFuel Plus. EasyFuel Plus incorporates options for retail and private fleets as well as a pay-at-the-pump solution.  The system monitors and expedites the fueling and payment process through a wireless detection and authorization system.  This system is also ideally positioned for the retail petroleum market by enabling drivers to pay for gasoline at the pump, pay for other services and products at the gas station and earn loyalty points for these purchases. EasyFuel Plus records and monitors the identity of the driver and the vehicle, the driver’s or fleet’s credit status, the vehicle’s fuel consumption and other information determined by the customer, such as periodic vehicle maintenance. By processing and managing this information, it allows oil companies and fleet managers to receive billing information automatically, thus simplifying payment processes, tracking the use of each vehicle and reducing the risk of theft or fraud.  EasyFuel also enhances the loyalty of fleet drivers and managers to oil companies operating participating gas stations.

The following diagram illustrates a typical EasyFuel Plus system:

We commenced sales of GMS in 1995.  Our petroleum solution is being used by a number of leading petroleum companies.

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

Customer Service and Technical Support

We provide our customers with training and installation support and ongoing customer service and technical support through our global network of subsidiaries. As of December 31, 2012, we had a support team of twenty nine (29) employees consisting of thirteen (13) employees located in our corporate headquarters in Rosh Pina, and our office in Zur Yigal, Israel, four (4) employees in Africa, two (2) employees in the United States and ten (10) employees in Europe. Our customer service teams in Rosh Pina and Zur Yigal, Israel provide central services to our network of local subsidiaries.  The subsidiaries, in turn, provide 24-hour customer support through telephone and email for an ongoing fee. On-site technical support is available to customers for a fee.

Sales and Marketing

We have built a global network of subsidiaries through which we sell and market our products.  As of December 31, 2012, we had a total sales and marketing staff of thirty two (32) employees in four locations.  We market our products in the Americas through OTI America, which employs three (3) persons in sales and marketing.  In Africa we sell and market through OTI Africa, which employs seven (7) persons in sales and marketing.  In Europe, we sell and market through InterCard Systemelectronic, Inseal, ASEC and PARX France, which together employ ten (10) persons in sales and marketing.  In Israel, we sell and market through our headquarters in Rosh Pina, which employs twelve (12) persons in sales and marketing. Our sales and marketing staff implements marketing programs to promote our products and services in order to enhance our global brand recognition.  Our current marketing efforts include participation in trade shows and conferences, press releases, our web site, face-to-face engagements, and advertisements in industry publications.  We also conduct technical seminars to inform customers, distributors and other industry participants of the benefits of our products and technologies.

Some of the independent systems integrators to which we provide our products also act as distributors for our products.  We have granted some of our systems integrators exclusive distribution rights within a particular country or region.  We generally guarantee exclusivity only if certain sales targets are met.

Seasonality

In most years prior to 2010, our revenues have been subject to seasonal fluctuations related to purchasing cycles of many end-users of our products during the second half of the year.  Hence, our sales in the second half of most of years prior to 2010 tended to be higher than in the first half. However, we did not experience this seasonality pattern in 2010, 2011 or in 2012 and cannot predict if we will experience this seasonality pattern in future years.

Manufacturing

We currently purchase substantially all of the principal raw materials used in the hardware and software components of our products from third-party suppliers and outsource some of the manufacturing and assembling of our products to manufacturing subcontractors.  We entered into a long-term supply agreement with SMARTRAC N.V. for the supply of wire-embedded and dual interface products on an exclusive basis, according to our needs, and for the supply of other products on a non-exclusive basis.  In addition, we purchase components on a purchase order basis.  Whenever possible, our policy is to use more than one supplier and manufacturing subcontractor for each part of our production process in order to limit dependence on any one supplier or manufacturer.

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

	2008	2009	2010	2011	2012
	(Dollars in millions)
Our expenditures	$10.3	$8.1	$8.4	$9.2	$8.6
Our net expenditures as a percentage of annual revenues	29%	26%	16%	18%	22%

Our research and development activities focus on three areas:

•	implementing our core technologies in microprocessors and readers;

•	enhancing the functionality of our components and expanding the range of our products to serve new markets; and

•	developing new innovative technologies related amongst others to the operation of contactless microprocessor- based smart cards.

As of December 31, 2012, we employed sixty three (63) employees in our research and development activities.  Our main research and development facilities are located at our headquarters in Rosh Pina, Israel.  We believe that our success is based on our experienced team of senior engineers and technicians who have extensive experience in their respective fields.  Our research and development facilities are ISO 9001:2008 certified.

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

Competition

Contactless microprocessor-based products and technologies.  We develop firmware for contactless cards using mostly STM chips.  We experience competition in sales of our products, systems and technologies from other providers of contactless microprocessor-based smart card technologies.  The main chip manufacturers that operate in the smart card market, in addition to STM, and which form the major competition for us, are NXP, Infineon, INSIDE Secure and Gieseke & Devrient are typical examples of competing companies which use such chips, utilizing their own firmware.

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

Israel

Easy Park Ltd.

Israel

100%

100%

100%

100%
100%

100%

94.33%(2)

94.33%(1)

InterCard
GMBH
Systemelectronic

Germany

100%

OTI-Panama S.A.

Panama

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

Easy Park Ltd.

Easy Park Ltd. markets our EasyPark system in Israel.  Easy Park is incorporated under the laws of the State of Israel and its registered office is at Rosh Pina, Israel.  By reason of our ownership of 94.33% of Easy Park Ltd.’s outstanding shares, we currently have the right to appoint all of the members of its board of directors.

OTI America, Inc.

OTI America, Inc., our wholly-owned U.S. subsidiary, is headquartered in Iselin, New Jersey, and is incorporated in Delaware. OTI America provides marketing and customer support services for our products in North and South America.

OTI Africa (Pty) Ltd.

OTI Africa (Pty) Ltd., our wholly-owned subsidiary, is headquartered and incorporated in Cape Town, South Africa, and provides marketing, distribution and customer support services for our products in Africa.

The InterCard Group

InterCard GmbH systemelectronic, our wholly-owned subsidiary, which is headquartered in Durrhiem, Germany, is a systems integrator for smart card systems.

ASEC Spolka Akcyjna

ASEC Spolka Akcyjna, our wholly-owned subsidiary, is headquartered in Krakow, Poland.  ASEC Spolka Akcyjna develops and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart cards as well as economically priced readers.

PARX Ltd.

PARX Ltd. is incorporated under the laws of the State of Israel.  We have the right to appoint all of the members of its board of directors.

PARX Ltd. is responsible for marketing parking solutions in international markets, which includes among others the successful EasyPark in-vehicle electronic parking solution.

PARX France S.A.S.

PARX France, our wholly-owned subsidiary, is headquartered in France, and distributes our electronic parking solutions in the French market.

OTIgnia Licensing LLP

OTIgnia is a limited liability partnership established for the purpose of operating our e-ID project in Tanzania (the “Tanzania Driver’s License Project”, described more fully in Item 5.A “—Operating Results”, below). Digoti Ltd., a fully owned Israel-based subsidiary of the Company, is the general partner of OTIgnia Licensing LLP.

OTI Panama S.A.

OTI Panama S.A., our wholly owned subsidiary, is headquartered and incorporated in Panama, and provides marketing, operation and customer support services for the Panama Border Control Project.

D.           PROPERTY, PLANT AND EQUIPMENT

We lease an aggregate of 10,639 square meters of land in Rosh Pina, Israel from the Israel Lands Authority.  Of the 10,639 square meters at Rosh Pina, 2,377 meters are leased under a 49-year lease that is set to expire on November 16, 2041, with an option to extend for an additional period of 49 years.  Our principal management, administration and marketing activities occupy a 1,188 square meter facility on the site.  The remaining 8,262 square meters of land are leased under a 49-year lease with the Israel Lands Administration, which is set to expire on September 14, 2047, with an option to extend for a further period of 49 years.  Our principal engineering, research and development facilities occupy a 4,000 square meter facility on this site.  Some of our manufacturing activities take place at this site as well. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority. Our rights under these leases, including the facilities built on the site, are pledged for the benefit of Bank Leumi Le-Israel Ltd. We lease an aggregate of 375.8 square meters in Tzur Ig'al, Israel, pursuant to a lease that is set to expire on February 28, 2014, with an option to extend it for an additional period of one year.

Our majority owned subsidiary, Easy Park Ltd., leases from us office space at our site in Rosh Pina. Easy Park Ltd. also leases and subleases to a third party an aggregate of 137 square meters in Tel Aviv pursuant to a lease that is set to expire on April 14, 2014.

OTI America, Inc. leases an aggregate of 2,200 square feet of office space in Iselin, New Jersey pursuant to a lease that is set to expire on August 31, 2014.

OTI Africa (Pty) Ltd. owns an aggregate of 770 square meters of office space in Century City, South Africa.

ASEC leases 495 square meters of office space in Krakow, Poland, pursuant to a lease terminable by giving a six months’ prior notice, 143 square meters of office space in Warsaw, Poland, pursuant to a lease that is set to expire on April 28, 2016, 60 square meters of office space in another location in Warsaw, Poland pursuant to a lease that expires on April 30, 2013, and that will be extended for another five-year period,  56 square meters of office space in Lublin, Poland pursuant to a lease that expires on October 11, 2015 and 86 square meters office space in Warsaw together with 87 square meters of warehouse space pursuant to a  lease that expires on May 2, 2016.

InterCard Systemelectronic GmbH owns an aggregate of 5,201 square meters of land in Bad Durrheim, Germany. The facility is pledged for the benefit of Bank Commerzbank in Germany.  The facility is used commercially for its manufacturing facility.

MCT leases office space in Futian in Causeway Bay, Hong Kong with an area of 132 square meters pursuant to a lease that is set to expire on May 13, 2013. The office space is used for administrative purposes.

PARX France leases an aggregate of 135 square meters of office space in Paris, France, pursuant to a nine-year lease that commenced January 2011.  The lease includes an option to terminate once every three years by giving six months’ notice.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in “Item 18. Financial Statements” of this annual report.The results of the discontinued operation and the cash flows from the discontinued operation have been removed from the results of continuing operations for all periods presented and are presented as a separate line item in the consolidated statements of operations and the consolidated statements of cash flows.

A.           OPERATING RESULTS

Overview

•
We design, develop and market turnkey solutions based, among others, on our secure contactless microprocessor-based smart card technology.  Our headquarters and main research and development activities are in Israel.  Our sales and marketing efforts are directed from our Israeli headquarters with sales support offices located in the Americas, Europe, Africa and Asia.  Our packaging, assembly and manufacturing facilities are located in Israel and in Germany. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to OEMs , other card manufacturers and companies for sale or incorporation into their own products.

Our three complete system product lines include:

•
Smart ID Solutions. OTI’s solutions for credentialing, identifying and verifying individuals combine the capability to support biometric identification with the portability of smart cards. In 2007 we began to market our end-to-end e-ID smart card solutions and realized revenues from these assets.  In 2007, we introduced and began to realize revenues from end to end e-ID smart card solution. Since 2009, we have been working with the government of Ecuador to supply a national electronic ID system (the “Ecuador National ID Project”). Since 2010, we have been working with the government of the United Republic of Tanzania on the Tanzania Driver’s License Project, through which we provide an electronic driver’s license system. Since 2011, we have been working with the Republic of Panama on the Panama Border Control Project, through which we provide E-visa and border control, a system for the issuance of biometric visa stickers and an electronic control border system.

•
Payments Solutions. Our payments solutions include systems we offer financial institutions to replace cash, our EasyPark system and our mass transit payment system. Since 2004, we have been involved in MasterCard and Visa’s contactless programs, providing payments devices and readers. In 2011, we began initial deployments for COPNI. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system that we refer to as EasyPark.  We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001. We have additional implementation of EasyPark in France, Belgium, Italy, the United States and Bermuda. We generate revenues from EasyPark through product sales and recurring transaction fees.

•
Petroleum Systems. OTI’s EasyFuel is a wireless, cashless, card-less, and paperless fuel management and petroleum solution.It includes both GMS and our EasyFuel systems. In 2003 we introduced and began to realize revenues from EasyFuel. We are working through channel partners to leverage our customers’ sales and marketing networks and enhance their product offerings to their existing customers.

We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in 2000.  During 2010, 2011and 2012, product sales to OEMs accounted for $5.9 million, $7.9 million and $6.0 million, respectively, of our total revenues.

Sources of Revenue

We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from engineering services, customer services and technical support. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems and their components.  We anticipate that revenues from such sales will continue to represent a substantial part of our revenues in the future.  During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2010		2011		2012
Sales	$49,590	92%	$39,200	76%	$34,920	87%

Licensing and transaction fees	4,037	8%	12,055	24%	5,044	13%
	$53,627	100%	$51,255	100%	$39,964	100%

Sales decreased by $10.4 million or 21% in 2011 compared to 2010 and decreased by $4.3 million or 11% in 2012 compared to 2011. The decrease in 2011 is mainly attributed to decrease in sales related to the execution of the majority of the Ecuador National ID Project  during 2010 and to the shortage we had in products available for sale due to a material decrease in production capacity and loss of inventory held by one of our main suppliers, located in Thailand,  was severely affected by the flooding there in 2011, partially offset by increase of revenues generated from the Tanzania Driver’s License Project, which started generating significant revenues in 2011, and an increase in sales to OEMs . The decrease in 2012 is mainly attributed to a decrease in sales related to the execution of the BOT project in Tanzania during 2011 and OEM sales decrease, partially offset by revenues from the Panama Border Control Project. In 2010, 2011 and 2012, our largest customer, the Ecuadorian government, represented 53%, 16% and 12% of our total revenues, respectively. In addition, revenues from two other major customers, the Tanzanian and Panamanian governments, accounted for 14% and 0% for 2011 and 12% and 15%, for 2012 of the total revenues, respectively.

Licensing and transaction fees include single and periodic payments for manufacturing or distribution rights for our products, as well as licensing our intellectual property rights to third parties.  Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products.  The increase in 2011 compared to 2010 is due to non-recurring license fees of $7 million we recognized from a license agreement with a corporation that is located in Asia and to a lesser degree an increase in transaction fees from the Warsaw Ticketing System project. The decrease of $7 million in 2012 compared to 2011 is due to the non-recurring license fees of $7 million we recognized in 2011 from a license agreement with a corporation that is located in Asia as mentioned above.

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

We have historically derived revenues from different geographical areas.  The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East		Americas		Israel
2010	$6,368	12%	$11,756	22%	$1,817	3%	$30,137	56%	$3,549	7%
2011	$12,396	24%	$16,612	32%	$9,214	18%	$9,528	19%	$3,505	7%
2012	$9,607	24%	$13,170	33%	$1,163	3%	$13,815	35%	$2,209	5%

Our revenues in 2011 from sales in Africa increased by $6 million, or 95% compared to 2010, due to increase in revenues in Tanzania. Our revenues in 2012 from sales in Africa decreased by $2.8 million, or 22% compared to 2011 mainly due to a decrease in revenues of our projects in Tanzania.  Our revenues in 2011 from sales in the Far East increased by $7.4 million, or 407% compared to 2010 and decreased by $8.1 million, or 87% in 2012 compared to 2011 mainly due to $7 million revenues recognized in 2011 for a license agreement with a corporation in Asia.  In 2010 we recognized revenues of $28.3 million from the Ecuador National ID Project, which caused our sales in the Americas to decrease by $20.6 million, or 68% in 2011 compared to 2010, in 2012 revenues in the Americas increase by $4.3 million, or 45% compared to 2011 mainly in our Panama Border Control Project and an increase in sales of payments readers in the U.S., partially offset by decrease in related revenues to the Ecuador National ID Project.  Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. Dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates versus the U.S. dollar.

Cost of Revenues and Gross Margin

Our cost of revenues, by revenue source, gross profit and gross margin percentage, for each of the past three years were as follows (dollar amounts in thousands):

	2010	2011	2012
Cost of revenues
Cost of sales	$24,748	$24,225	$20,041

Cost of licensing and transaction fees	-	714	-

Total cost of revenues	$24,748	$24,939	$20,041

Gross profit	$28,879	$26,316	$19,923
Gross margin percentage	54%	51%	50%
________________________

Cost of sales.  Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff that assemble our products.  The decrease of $523,000, or 2% in 2011 compared to 2010 is primarily the result of a decrease in our revenues from sales partially offset by increase in consumption of materials resulting from the change in the product revenues mix. The decrease of $4.2 million, or 17% in 2012 compared to 2011 resulted primarily from a decrease in our revenues from sales and from a decrease in consumption of materials resulting from change in the product revenues mix.

Cost of licensing and transaction fees.  Cost of licensing and transaction fees revenues do not have directly attributable cost of revenues for the years ended 2010 and 2012.  The increase in 2011 is due to transaction costs in connection with a license agreement.

Gross margin. Gross margin decreased from 54% in 2010 to 51% in 2011 and to 50% in 2012. The changes in our overall gross margin are mainly attributed to a change in our revenue mix

Operating expenses

Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31,
	2010	2011	2012
Operating expenses
Research and development	$8,373	$9,163	$8,649
Selling and marketing	11,643	13,705	16,468
General and administrative	9,479	9,346	11,283
Amortization of intangible assets	575	507	211

Total operating expenses	30,070	32,721	36,611

Operating loss	$(1,191)	$(6,405)	$(16,688)

Research and development.  Our research and development expenses consist primarily of the salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase of 790,000, or 9%, in 2011 compared to 2010 was primarily due to a $1.3 million increase in expenses related to salaries resulting from increase in the number of research and development employees in certain locations, increase in severance pay provision, the impact of the devaluation of the USD against the Israeli NIS and a $330,000 increase in subcontracting expenses mainly due to development of new products, partially offset by a $986,000 decrease in share-based compensation expenses. The decrease of $514,000, or 6%, in 2012 compared to 2011 is primarily attributed to a decrease in employment expenses resulting from the revaluation of the USD, a decrease in the number of research and development employees in certain locations and a $391,000 decrease in stock based compensation expense to employees and non-employees, partially offset by increase in severance pay provision. Our research and development expenses may increase in the future as we continue to develop new products and new applications for our existing products.

Selling and marketing.  Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, Latin America, Asia and Europe, as well as expenses related to advertising, professional expenses and participation in exhibitions and tradeshows.  The increase of $2.1 million, or 18%, in 2011 compared to 2010 was primarily due to a $633,000 increase in salaries resulting from increase in the number of selling and marketing employees in certain locations, increase in severance pay provision and the impact of the devaluation of the USD against the Israeli NIS, partially offset by decrease in expenses related to bonuses to sales and marketing employees (including certain executive officers) mainly due to the decrease in revenues, a $1.0 million increase in expenses related to the business operation of GANIS purchased in January 2011, the expansion of the Warsaw Ticketing System project compared to 2010 and market penetration of the new Easy Park device, a $406,000 increase in professional expenses resulting from marketing services for existing projects and future opportunities partially offset by a $242,000 decrease in share based compensation expenses to employees and non-employees. The increase of $2.8 million, or 20%, in 2012 compared to 2011 is primarily due to a provision for termination of the Company’s president in the amount of $2.4 million and termination of the Company's CEO in the amount of $568,000, increase in severance pay provision mainly due to increase in salary of the Company’s former CEO and the Company’s President , partially offset by a decrease due to the revaluation of the USD, a decrease in bonuses provisions to employees, and a $548,000 decrease in stock based compensation expenses to employees and non-employees. Our selling and marketing expenses may increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and in the event that we hire additional personnel.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related expenses of our executive management and financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses, insurance and vehicle expenses, which have collectively grown as a result of the growth in the scope, magnitude and complexity of our business, and provision for doubtful accounts. The decrease of $133,000, or 1%, in 2011 compared to 2010 was primarily due to a $618,000 decrease in expenses related to salaries resulting from decrease in bonuses to officers (including our CEO) partially offset by increase in severance pay provision and the impact of the devaluation of the USD against the Israeli NIS and a $405,000 increase in professional expenses. The increase of $1.9 million, or 21%, in 2012 compared to 2011 was primarily due to a provision for termination of the company's former CEO in the amount of $1.7 million, an increase in severance pay provision mainly due to increased salary of the Company's former CEO and a $843,000 increase in legal and other professional expenses, partially offset by decrease in expenses due to the revaluation of the USD and decrease in office expenses. General corporate and administrative expenses may increase in the future as we continue to expand our operations.

Amortization and impairment of intangible assets. The decrease of 68,000, or 12% in 2011 as compared to 2010 resulted from reduction in the amortization of intangible assets which became fully amortized during 2011 partially offset by an increase resulting from the acquisition of the business operation of GANIS in January 2011. The decrease of $296,000, or 58%, in 2012 compared to 2011 resulted from reduction in the amortization of intangible assets which became fully amortized in 2011.We have not incurred impairment charges in 2010, 2011 or 2012.

Financing income (expenses), net

Financing income consists primarily of interest earned on our investments in short term deposits, U.S. and Israeli treasury securities, corporate bonds and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans, bank commissions and foreign exchange losses. The increases in financing income of $272,000, or 81%,  in 2011 compared to 2010 are due to an increase in interest earned on investments in debt securities and short term deposits and the decrease of $289,000, or 47%,  in 2012 compared to 2011 resulting from a decrease in such income  The decrease in financing expenses in 2011 compared to 2010 of $706,000, or 41%, is mainly due to decreases in guaranties commission and expenses resulting from the changes of the U.S. Dollar against the Israeli NIS and the EURO. Our financing expenses, net for each of the past three years, have been as follows (in thousands):

	Year ended December 31,
	2010	2011	2012

Financing income	$337	$609	$320
Financing expenses	(1,734)	(1,028)	(1,027)
Financing expenses, net	$(1,397)	$(419)	$(707)

Net loss from continuing operations

The increase of $4.1 million, or 136%, in 2011 compared to 2010 is primarily due to a decrease in the Company’s gross profit, an increase in operating expenses mainly due to an increase in selling and marketing expenses, partially offset by a decrease in the financial expenses, net, as mentioned above. The increase of $10.5 million, or 148%,  in 2012 compared to 2011 is primarily due to a decrease in the Company’s gross profit, an increase in the operating expenses mainly due to an increase in selling and marketing expenses, general and administrative expenses and finance expenses, net, as mentioned above.

Our net loss from continuing operations for each of the past three years has been as follows (in thousands):

	Year ended December 31,
	2010	2011	2012

Net loss from continuing operations	$(2,999)	$(7,093)	$(17,562)

Net loss from discontinued operations

In 2009 we sold our inlay production business, including machinery, or the Smartrac Transaction. The decrease in 2011 as compared to 2010 is primarily due to accruing closing and operational expenses relating to the Smartrac Transaction in periods prior to January 1, 2011. There were no material expenses related to the discontinued operation in 2011 and 2012.

Our net loss from discontinued operations for each of the past three years has been as follows (in thousands):

	Year ended December 31,
	2010	2011	2012

Net loss from discontinued operations	$(3,292)	$-	$-

Net loss

The increase in net losses of $802,000, or 13%, in 2011 compared to 2010 is primarily due to decrease in the Company’s gross profit and an increase in the operating expenses mainly due to increase in selling and marketing expenses, partially offset by a decrease in net loss from discontinued operations, and a decrease in the financial expenses, net, as mentioned above. The increase of $10.5 million, or 148% in 2012 compared to 2011 is primarily due to a decrease in the Company’s gross profit, an increase in the operating expenses mainly due to an increase in selling and marketing expenses, general and administrative expenses and finance expenses, net, as mentioned above.

Our net loss for each of the past three years has been as follows (in thousands):

	2010	2011	2012

Net loss	$(6,291)	$(7,093)	$(17,562)

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

Goodwill and other intangible assets Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase businesses combination. Goodwill is reviewed for impairment at least annually, as of December every year.  In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

No impairment losses were recorded in 2010, 2011 and 2012.

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

During the years 2010, 2011 and 2012 part of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of most of these options was estimated to be equal to the Company’s share price as of the day of grant.

Recent accounting pronouncements

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

In February 2013, the FASB released Accounting Standards Update 2013-02, Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The Company will be required to apply ASU 2013-02 for annual reporting periods beginning on January 1, 2013.

In March 2013, the FASB released Accounting Standards Update 2013-05, Foreign Currency Matters - Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”).  ASU 2013-05 prescribes accounting treatment for entities that cease to hold a controlling financial interest (as described in Subtopic 810-10) in a subsidiary or group of assets within a foreign entity when there is a cumulative translation adjustment balance associated with that foreign entity. ASU 2013-05 also prescribes accounting treatment for entities that lose a controlling financial interest in an investment in a foreign entity and those that acquire a business in stages by increasing an investment in a foreign entity from one accounted for under the equity method to one accounted for as a consolidated investment. The Company will be required to apply ASU 2013-05 for annual reporting periods beginning on January 1, 2014. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s consolidated financial statements.

B.           LIQUIDITY AND CAPITAL RESOURCES. RETURNS OF LOANS Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks and cash from the exercise of options and warrants. We had cash and cash equivalents of $9.3 million as of December 31, 2012 and $12.5 million as of December 31, 2011.  In addition, we had short-term investments (representing bank deposits, U.S. and Israeli treasury securities and corporate bonds) of $8.7 million as of December 31, 2012 (amount of $5.7 million have been pledged as security in respect of guarantees granted to third parties, loans and credit lines received from a bank) and $16.0 million as of December 31, 2011.  On February 8, 2011, we closed a firm commitment underwritten public offering of 6,000,000 Ordinary Shares, including Ordinary Shares issued pursuant to the underwriters' over-allotment option, at a public offering price of $3.00 per Ordinary Share. The net proceeds for us were approximately $16.6 million. In May 2009, an Israeli court approved a repurchase program in a total amount of up to $2 million. Accordingly, we acquired during 2010 and 2011 an amount of 562,475 and 616,224 of our Ordinary Shares, respectively, for an aggregate purchase price of $1,136 and $864, respectively.  We believe that our working capital is sufficient to meet our present requirements.  We adhere to an investment policy which is intended to enable the Company to avoid being classified as a “passive foreign investment company” under United States law, or PFIC.  That said, we cannot provide complete assurance that PFIC status will be avoided in the future.  In addition, our investment policy requires investment in high-quality investment-grade securities.

Operating activities related to continuing operations. For the year ended December 31, 2012, net cash used in continuing operating activity was $4.5 million primarily due to a $17.6 million net loss, a $2.7 million increase in other receivables and prepaid expenses, a $295,000 gain on sale of property and equipment, and $258,000 in accrued interest and linkage differences, partially offset by a $5.6 million increase in other current liabilities mainly due to provisions for termination of senior employees, a $3.8 million decrease in trade receivables, net, a $1.8 million increase in trade payables, $1.5 million depreciation, a $1.2 million decrease in inventory, a $1.1 million increase in accrued severance pay, a $951,000 of stock based compensation issued to employees and others, and a $211,000 amortization of intangible assets. For the year ended December 31, 2011, net cash used in continuing operating activity was $10.9 million primarily due to a $7.1 million net loss, a $6.4 million increase in trade receivables, net, mainly due to consideration under a license agreement that is expected  to be paid in the first half of 2012, a $3.7 million decrease in other current liabilities, a $452,000 increase in other receivables and prepaid expenses, $370,000 in accrued interest and linkage differences on long term loans, a $68,000 linkage difference on receivable from sale of operation and a $19,000 decrease in deferred tax liabilities, partially offset by a $2.2 million increase in trade payables, $1.9 million of stock based compensation issued to employees and others, $1.7 million in depreciation, a $657,000 increase in accrued severance pay, $507,000 amortization of intangible assets, and a $219,000 decrease in inventory. For the year ended December 31, 2010 net cash used in continuing operating activity was $6.9 million primarily due to a $7.0 million decrease in other current liabilities, mainly due to a decrease in advanced payment received from a customer in 2009 in connection with the commencement of a turnkey project for that customer, a $3.0 million net loss, a $2.7 million decrease in trade payables and a $2.4 million increase in inventory, partially offset by $3.4 million of stock based compensation issued to employees and others, $1.6 million depreciation, a $1.5 million decrease in trade receivables, a $892,000 decrease in other receivables and prepaid expenses, $575,000 amortization of intangible assets, our recognition of $164,000 accrued interest and linkage differences on long term loans and a $111,000 increase in accrued severance pay.

Operating activities related to discontinued operations. For the year ended December 31, 2012, net cash used in discontinued operation activities was $150,000. For the year ended December 31, 2011, net cash used in discontinued operating activities was $539,000.  For the year ended December 31, 2010, net cash used in discontinued operating activities was $3.3 million. All such expenses relate to the Smartrac Transaction.

Investing and financing activities related to continuing operations. For the year ended December 31, 2012, net cash provided by continuing investing activities was $2.6 million, mainly due to $17.7 million in proceeds from the maturity and sale of short term investments and $299,000 proceeds from sale of property and equipment, partially offset by a $10.4 million investment in short term investments, a $3.9 million investment in restricted deposit for employees benefit, a $1.0 million purchase of property and equipment and a $100,000 acquisition of a business operation. For the year ended December 31, 2011, net cash used in continuing investing activities was $8.8 million, mainly due to a $14.7 million investment in short term investments, a $1.2 million purchase of property and equipment and a $400,000 acquisition of business operation, partially offset by $7.4 million in proceeds from the maturity and sale of short term investments and $93,000 in proceeds from sale of property and equipment. For the year ended December 31, 2010, net cash used in continuing investing activities was $5.7 million, mainly due to $5.2 million investment in available-for-sale securities, a $2.3 million purchase of property and equipment and a $186,000 payment of contingent consideration in connection with the purchase of a subsidiary, partially offset by $2.0 million proceeds from maturity and sale of available-for-sale securities.

For the year ended December 31, 2012, net cash used in continuing financing activities was $1.4 million mainly due to a $3.5 million repayment of long-term bank loans, partially offset by a $1.7 million increase in short-term bank credit, net, $390,000 in proceeds from long term bank loans, and a $12,000 in proceeds from the exercise of options and warrants. For the year ended December 31, 2011, net cash provided by continuing financing activities was $15.1 million mainly due to $16.6 million in proceeds from issuance of shares, net of issuance expenses, $2.8 million in proceeds from long term bank loans, and $208,000 in proceeds from the exercise of options and warrants partially offset by a $2.1 million repayment of long-term bank loans, a $1.5 million decrease in short-term bank credit, net, and a $864,000 payments to acquire treasury shares. For the year ended December 31, 2010, net cash provided by continuing financing activities was $2.3 million mainly due to $4.7 million proceeds from long term bank loans and $80,000 proceeds from exercise of options and warrants, partially offset by $1.1 million in payments to acquire treasury shares, a $1.0 million repayment of long-term bank loans and a $311,000 decrease in short-term bank credit, net.

Investing activities related to discontinued operations. For the years ended December 31, 2011 and 2010, net cash provided by discontinued investing activities was $2.4 million and $2.3 million, respectively, due to payments received related to the sale of assets to SMARTAC group in the assets sale agreement. For the year ended December 31, 2012 we didn't have cash provided by discontinued activities.

Over the past few years we had negative cash flow from operations.  In 2012 and 2011 we had a negative cash flow from operation of $4.5 million and $10.9 million, respectively.  We may continue to suffer from negative cash flow from operation. We are looking for ways to increase our cash resources, such as capitalize on our patent portfolio, sales of assets or parts of our business or raising funds. In addition, we are looking for ways to reduce our financial expenses, including repayment of debt instruments.

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

Interest Rate Risks

We are exposed to market risks resulting from changes in interest rates, primarily in connection with our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2012, we had long-term loan obligations of $4.4 million, the vast majority of which is subject to variable interest rates.  Of this amount, $1.5 million was denominated in USD, $1.1 million was denominated in Euros, $955,000 was denominated in Polish Zloty, $721,000 was denominated in NIS, and $82,000 was denominated in South African Rand. These loans will be repaid during the next eight years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

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

The annual rate of inflation in Israel was 1.6% in 2012, 2.2% in 2011, and 2.7% in 2010. The NIS revaluated by approximately 2.3%and 6.0% in 2012 and 2010, respectively, against the U.S. Dollar and devaluated by approximately 7.7% in 2011 against the U.S. Dollar.

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

Corporation Tax Rate

Under Israeli law, the corporation tax rates applicable as from the 2010 tax year are as follows: In the 2010 tax year – 25%, in the 2011 tax year – 24% and as from the 2012 tax year the corporation tax rate will be 25%. As of December 31, 2012, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $127.1 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2012, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

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

Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2012, we have received a total of $4.0 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future.  Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.           RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Discussed above in “Item 4.B. Business Overview.”

D.           TREND INFORMATION

Discussed above in Item 5.A.  “Operating Results.”

E.            OFF BALANCE SHEET ARRANGEMENTS

None.

F.            TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2012, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows (in thousands):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating lease obligations	$440	$575	$423	$-	$1,438
Long-term debt loans	$2,165	$674	$549	$1,001	$4,389
Total	$2,605	$1,249	$972	$1,001	$5,827

We are also required to pay royalties to the Office of the Chief Scientist as discussed above in Item 5.B, “Liquidity and Capital Resources”. The total amount of grants received, until December 31, 2012, net of royalties paid, is approximately $4.0 million, including interest. Timing of payment of this liability is dependent on our sales.

Our liability for severance pay for some of our Israeli employees is calculated pursuant to Israeli Severance Pay Law of 1963, or the Severance Pay Law, based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. Our liability for those Israeli employees is provided for partially by monthly deposits to insurance policies and/or pension funds and partially by an accrual. In respect of other Israeli employees, the Company has an approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Severance Pay Law, according to which the severance pay deposits to insurance policies and/or pension funds in the names of such employees exempt the Company from any additional obligation which may otherwise exist under the Severance Pay Law towards these employees, with regards to the salary for which such deposits are made and in respect of the employment period for which they are made. The value of the severance pay deposits in these policies and funds is recorded as an asset in our balance sheet. The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. Our total liability, net of deposited funds, as of December 31, 2012, was $4.2 million. Timing of payment of this liability is dependent on the date of termination of the employees. In addition, we have made a provision for termination in the amount of $4.7 million in connection with the termination of our former CEO and Chairman and our president, as discussed above in Item 5.A, “Operating Results”. These amounts together with our total liability of $4.2 million are not included in the table above.

For additional information on our contractual obligations as of December 31, 2012, under long-term bank loans and operating leases, see Notes 9 and 10 to our consolidated financial statements.  For a description of liens on our assets see Note 10C to our consolidated financial statements.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information concerning our current directors and executive officers

Name	Age	Position
Dimitrios Angelis (3)(4)(5)	43	Chairman of the board
Charles M. Gillman (3)(4)(5)	42	Director
Dilip Singh (3)(4)	64	Director
Eileen Segall (1)(2)(3)(4)	34	Director
Jeffrey E. Eberwein (1)(2)(3)	42	Director
John Knapp (1)(3)	61	Director
Mark Stolper (2)(3)	41	Director
Oded Bashan *	66	Director
Richard Kenneth Coleman (3)(4)	56	Director
Ronnie Gilboa	57	Director
Ofer Tziperman	51	Chief Executive Officer
Ohad Bashan **	42	President, Chief Marketing Officer; Chief Executive Officer, OTI America, Inc
Tanir Horn	37	Chief Financial Officer
Nehemya Itay	64	Vice President - Hardware Engineering
David Azoulay	48	Chief Operation Officer
Amir Eilam	34	Vice President – Research and Development

(1) Compensation committee member
(2) Audit committee member
(3) Independent director
(4) Corporate governance committee member
(5) Patent committee member

*	On April 26, 2013 the Board of Directors decided to replace Mr. Bashan as chairman of the Board of Directors with Mr. Dimitrios Angelis, effective immediately.

**	Based on an advanced notice delivered to the Company by Mr. Ohad Bashan, Mr. Bashan's positions specified herein shall terminate on June 23, 2013.

Dimitrios Angelis has served as a director since December 30, 2012, and on April 26, 2013, was appointed by the Company’s Board of Directors as the Chairman of the Board of Directors instead of Mr. Oded Bashan. On April 30, 2013, Mr. Angelis was appointed as the Chairman of OTI America, Inc., OTI Africa (Pty) Ltd., Easy Park Ltd., Easy Park Israel Ltd. and PARX Ltd., Digoti Ltd., and of PARX France S.A.S and a director of ASEC. Mr. Angelis is the General Counsel of Wockhardt Inc., a biologics and pharmaceutical company (generics) since 2012. From 2008 to 2012 Mr. Angelis was a senior counsel in Dr. Reddy’s Laboratories, Ltd., a publicly traded pharmaceutical company, and during 2008 he was the Chief Legal Officer and Corporate Secretary of Osteotech, Inc., a publicly traded medical device company with responsibility for managing the patent portfolio (approximately 42 patents). Prior to that, Mr. Angelis worked in the pharmaceutical industry in various corporate, strategic and legal roles. In addition, he has also worked for McKinsey & Company, Merrill Lynch, and the Japanese government. He began his legal career as a transactional associate with law firm Mayer Brown. Mr. Angelis holds a B.A. in Philosophy and English from Boston College (1992), a M.A. in Behavioral Science from California State University (1994) and Juris Doctor, New York University School of Law (2001).

Charles M. Gillman has served as a director since December 30, 2012. On April 30, 2013, Mr. Gillman was appointed as a director of OTI America, Inc., OTI Africa (Pty) Ltd., Easy Park Ltd., Easy Park Israel Ltd., PARX Ltd., Digoti Ltd., PARX France S.A.S. and of ASEC. In June 2001, Mr. Gillman was employed by Nadel and Gussman, LLC (“NG”) to serve as portfolio manager of certain investment portfolios of NG and its related family interests. NG is a management company located in Tulsa, Oklahoma that employs personnel for business entities related to family members of Herbert Gussman. In June 2002, Mr. Gillman founded Value Fund Advisors, LLC (“VFA”) to serve as investment advisor to certain NG family related assets. VFA discontinued its role as investment advisor to these assets in December 2008. In December 2008, Mr. Gillman entered into an employment agreement with NG to provide portfolio management services to NG. Pursuant to this employment agreement, Mr. Gillman serves as Portfolio Manager of certain NG and family assets. Mr. Gillman began his career as a strategic management consultant for McKinsey & Company, New York, where he worked to develop strategic plans for business units of companies located both inside the United States and abroad. Thereafter and prior to joining NG, Mr. Gillman held a number of positions in the investment industry and developed an expertise in the analysis of companies going through changes in their capital allocation strategy. Mr. Gillman holds a B.S., summa cum laude, from the Wharton School of the University of Pennsylvania. In addition, Mr. Gillman currently serves on the boards of directors of Digirad Corporation (NASDAQ:DRAD).   He also serves on the Board of the Penn Club of New York, the private charitable gaming company Littlefield Corp, and the the private medication management company CompuMed, Inc. Mr. Gillman previously served as a director of InfuSystem Holdings, Inc. (NYSEAMEX:INFU), MRV Communciations, Inc. (PINK:MRVC), and Aetrium, Inc. (NASDAQ:ATRM).

Dilip Singh has served as a director since December 30, 2012. Mr. Singh has 40 plus years of operational executive management and board experience with global Fortune 500 telecom carriers, entrepreneurial start-ups and early stage telecom software companies, network equipment providers and a venture capital firm. Mr. Singh currently serves as a director of Concurrent Computer Corporation, a video solutions and real-time products company. Mr. Singh recently served as the CEO, President and a director of InfuSystem Holdings Inc., a healthcare service company. Previously, Mr. Singh served as the CEO and a director of MRV Communications, communication equipment and Services Company, and CEO of Telia-Sonera Spice Nepal, a large Asian mobile operator.  He also served as President and Chief Executive Officer of Telenity, Inc., a convergence applications, service delivery platform and value added services telecom Software Company, and president of NewNet, a telecom infrastructure software startup, which was acquired by ADC Telecommunications Inc. where he served as the president of ADC’s software systems division. Prior, Mr. Singh was Executive Chairman of IntelliNet and an entrepreneur in residence with MC Venture Partners. Prior, Mr. Singh was an executive director at Sprint Corporation, where he directed strategic planning and development of intelligent network infrastructure services.  Prior to Sprint, he co-founded United Database Corporation, a start-up that led the introduction of yellow pages in three major metropolitan cities in India.  Mr. Singh began his career as an executive telecommunication consultant with AlcatelLucent switching systems division in the United States, England, Germany and Italy for over 10 years. Mr. Singh earned a Master’s Degree in Electronics and Electrical Communication Engineering from the Indian Institute of Technology and a Master’s of Science in Physics from the University of Jodhpur.

Eileen Segall has served as a director since December 30, 2012. Ms. Segall is the Founder and General Partner of Tildenrow Partners, LP, a private investment partnership, and sole managing member of Tildenrow Advisors, LLC, New York, New York, an investment advisory firm (2006 to present). Ms. Segall is a value investor with more than twelve years of professional experience analyzing companies from a financial and corporate strategic perspective.  Previously, from 2003 to 2006, Ms. Segall was an assistant Portfolio Manager and Director of Research at Nicusa Capital Partners, LP.  Prior to portfolio management, from 2000 to 2002, Ms. Segall covered publicly traded equities in the Telecommunications Equipment industry as an equity Research Associate at Robertson Stephens, Inc. investment bank. Ms. Segall holds a B.S. in Materials Science and Engineering from the Massachusetts Institute of Technology (M.I.T.) (2000).

Jeffrey E. Eberwein has served as a director since December 30, 2012.  Mr. Eberwein has 20 years of Wall Street experience and is the Founder and Chief Executive Officer of Lone Star Value Investors, LLC, an investment firm (“Lone Star”).  Prior to founding Lone Star in January 2013, Mr. Eberwein was a Portfolio Manager at Soros Fund Management from January 2009 to December 2011 and Viking Global Investors from March 2005 to September 2008.  Mr. Eberwein is Chairman of the Board of Digirad Corporation, a medical imaging company.  Mr. Eberwein also serves as a director of The Goldfield Corporation, NTS, Inc. and Aetrium Incorporated.  Mr. Eberwein is the Treasurer and serves on the Executive Committee of the Board of Hope for New York, a 501(c)(3) organization dedicated to serving the poor in New York City.  Mr. Eberwein earned an MBA from The Wharton School, University of Pennsylvania and a BBA with High Honors from The University of Texas at Austin.

John Knapp has served as a director since December 30, 2012. Mr. Knapp has been the President and principal shareholder of Andover Group, Inc. since 1978.  Andover’s two main business lines are real estate development and investment management.  In October 2005, Mr. Knapp became CEO of ICO, Inc. (NASDAQ: ICOC) and served in that capacity, as well as a Director, until April 2010, when ICO was acquired by A. Schulman, Inc. (NASDAQ: SHLM) for a significant premium.  During Mr. Knapp's tenure as CEO of ICO, the firm grew annual revenues from $250 million to over $400 million and the stock price rose from approximately $2.50 per share to over $8 per share. Mr. Knapp, through Andover Group, Inc., was a partner in San Juan Partners, LLC which in 1998 acquired Burlington Resources Coal Seam Royalty Trust (NYSE: BRU) for $100 million, the assets of which were subsequently sold at a significant premium.  Mr. Knapp is a CFA and serves as a partner of CCM Opportunistic Partners, an investment fund that invests with emerging managers.  Mr. Knapp has served as a trustee of Annunciation Orthodox School in Houston, and is currently a trustee of the Armand Bayou Nature Center.  Mr. Knapp is an honors graduate of Williams College.

Mark Stolper has served as a director since December 30, 2012. Mr. Stolper has served as the Executive Vice President and Chief Financial Officer of RadNet, Inc. (NASDAQ:  RDNT) the largest owner and operator of freestanding medical diagnostic imaging centers in the United States, since 2004.  At RadNet, Mr. Stolper is responsible for all accounting, finance, reimbursement operations, investor relations, treasury and related financial functions.  Prior to joining RadNet, Mr. Stolper had diverse experiences in investment banking, private equity, venture capital investing and operations.  Mr. Stolper began his career as a member of the corporate finance group at Dillon, Read and Co., Inc., executing mergers and acquisitions, public and private financings and private equity investments with Saratoga Partners LLP, an affiliated principal investment group of Dillon Read.  After Dillon Read, Mr. Stolper joined Archon Capital Partners, which made private equity investments in media and entertainment companies.  Mr. Stolper also worked for Eastman Kodak, where he was responsible for business development for Kodak's Entertainment Imaging subsidiary ($1.5 billion in sales).  Mr. Stolper was also co-founder of Broadstream Capital Partners, a Los Angeles-based investment banking firm focused on advising middle market companies engaged in financing and merger and acquisition transactions.  Mr. Stolper graduated Magna Cum Laude with a liberal arts degree from the University of Pennsylvania and a finance degree from the Wharton School.  Mr. Stolper also has a postgraduate Award in Accounting from UCLA.

Oded Bashan co-founded the Company in 1990 and since that time has continued to serve as our Chief Executive Officer until December 11, 2012 and as the Chairman of the Board of Directors until April 26, 2013.  Prior to founding the Company, he served as the president of Electo-Galil, an Israeli manufacturer of radio frequency identification cards, from 1984 to 1990.  Until April 30, 2013, Mr. Bashan acted as the Chairman of OTI America, Inc., OTI Africa (Pty) Ltd., Easy Park Ltd., Easy Park Israel Ltd., PARX Ltd., Digoti Ltd., and of PARX France, and a director of ASEC.  Mr. Bashan is Chairman of SoftChip Technologies (3000) Ltd., SoftChip Israel Ltd., President of InSeal SAS, and director of Millennium Card’s Technology Ltd. ,our Chinese joint venture and Z.H.R. Industrial Park Company Ltd. On December 23, 2012 Mr. Bashan submitted his letter of resignation, resigning from his respective positions in the Company and its subsidiaries, effective June 23, 2013, except for his position as a director in the Company. In 1997, Mr. Bashan was awarded the Leading Businessman Award in Management, Business and Economics by the Israeli Institute of Public Opinion.  Mr. Bashan is currently a member of the trustee committee of the Tel-Chai College.  Mr. Bashan holds both a B.Sc and an M.Sc. in economics and business management from the Hebrew University of Jerusalem.

Richard Kenneth Coleman serves as a director since December 30, 2012. Richard K. Coleman, Jr. is the founder and President of Rocky Mountain Venture Services (RMVS). He brings to the board almost 40 years’ executive leadership and operations experience in the high tech sector. As a private investor and advisor, Mr. Coleman helps companies develop and execute strategic changes, often serving as an interim executive and/or board member.  His clients have ranged from Fortune 500 companies to first phase start-ups.  Previously he served as CEO of Vroom Technologies, a Customer Relationship Management (CRM) software company and as Chief Operating Officer of Canadian telecom start-up, MetroNet Communications, where he led the company through its nationwide expansion and Initial Public Offering (IPO). Mr. Coleman previously was President of US West’s Long Distance Division and held senior executive positions with Frontier Telecommunications and Centex Telemanagement.  From 1983 to 1992, Mr. Coleman held multiple positions with Sprint Corporation, culminating in his appointment to lead the company’s Technology Management Division. Mr. Coleman began his career as an Air Force Telecommunications Officer managing Department of Defense R&D projects. He has served as an Adjunct Professor for Regis University’s Graduate Management program and is a guest lecturer for Denver University, focusing on leadership and ethics. Mr. Coleman has significant board level experience, having served on a number of private, public, and non-profit boards.  He currently serves on the Boards of three public technology companies:  NTS Inc. (a telecommunications service company - Chairman of the Technology Strategy Committee), our Company and Aetrium, Inc. (develops hardware and software test and compliance solutions for the semiconductor industry). Mr. Coleman holds a B. S. Degree from the United States Air Force Academy, an M.B.A. from Golden Gate University, and is a graduate of the United States Air Force Communications Systems Officer School.

Ronnie Gilboa co-founded the Company in 1990 and has continued to serve as a director since that time. From 1990 to the end of 2001 he served as Vice President R&D and since that date until December 2, 2012 he served as our Vice President-Projects.  Until April 30, 2013,  Mr. Gilboa served on the Board of Directors of OTI America, Inc., ASEC, OTI Africa Ltd., Easy Park Ltd., Easy Park Israel Ltd., and PARX Ltd. Mr. Gilboa serves on the Board of Directors of  Softchip Technologies (3000) Ltd., SoftChip Israel Ltd. and Origin GPS Ltd.  Prior to founding the Company, Mr. Gilboa was the manager of research and development at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1984 to 1990.  Mr. Gilboa holds a B.Sc. in Electrical Engineering from the Technion - Israeli Institute of Technology.

Mr. Tziperman has served as our Chief Executive Officer since March 7, 2013. Mr. Tziperman brings over 20 years of managerial experience in the international high-tech industry. He originally joined the Company in 1995, where for nearly five years as VP Marketing and Sales he played a major role in turning the Company into an international organization with subsidiaries and distributors around the world. He was deeply involved in the Company's initial public offering in 1999 in Germany. Mr. Tziperman left the Company in 2000 to co-found LocatioNet Systems Ltd., where he served as its CEO and President.  In this capacity he led LocatioNet Systems to become one of the pioneering technology providers in the Location-based Services market. During this period, Mr. Tziperman gained practical experience in monetizing the LocatioNet patents. Mr. Tziperman is an ex-attorney and practiced commercial and business law.  In 2001, the World Economic Forum honored Mr. Tziperman as a 'Technology Pioneer'. In 2011, Mr. Tziperman re-joined the Company to lead its global parking business as the President of PARX Ltd. On April 30, 2013, Mr. Tziperman was appointed as a director of OTI America, Inc., OTI Africa (Pty) Ltd., Easy Park Ltd., Easy Park Israel Ltd., PARX Ltd., Digoti Ltd., PARX France S.A.S. and of ASEC. He is a co-inventor of four new patent applications in the field of car parking. Mr. Tziperman holds an LLB degree from the Faculty of Law at Tel Aviv University, and is graduated from the Israeli Navy's Naval Officers Academy.

Ohad Bashan serves as our President (since August 2007), and as our Chief Marketing Officer and prior to that as our Head of Global Marketing and Strategy Development (since June 2000). Mr. Bashan also serves as the Chief Executive Officer of OTI America, Inc. (since 1998). Until April 30, 2013, Mr. Bashan served as a member of the Board of Directors of OTI America, PARX Ltd., ASEC and Digoti Ltd.  Mr. Bashan serves as a member of the Board of Directors of Millennium Card’s Technology Ltd., our Chinese joint venture. From 1996 to August 1998, he was our business development manager. On December 23, 2012 Mr. Bashan submitted his letter of resignation, resigning from his respective positions in the Company and its subsidiaries, effective June 23, 2013. Mr. Bashan holds a B.A. in business from the College of Business Management, Tel Aviv, with specializations in marketing and finance, and an M.B.A. from Pepperdine University, California.  Ohad Bashan is the son of Oded Bashan.

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

Nehemya Itay serves as our Vice President-Hardware Engineering, having served in that position since July 1995.  From 1990 to July 1995, he was employed by us as a research and development engineer.  Mr. Itay served as a director from 1991 to July 1999.  Mr. Itay is a member of the Joint Task Committee of the International Standards Organization on standards for contactless smart cards.  Prior to joining us, Mr. Itay was a hardware development engineer at Electo-Galil, an Israeli manufacturer of radio frequency-based identification cards, from 1986 to 1990.  From 1982 to 1985, Mr. Itay was a hardware electronic engineer at Elscint, an Israeli technology company. Mr. Itay holds a B.Sc. in electrical engineering from the Technion - Israeli Institute of Technology and an M.A. in Electronics from Drexel University, Philadelphia.

David Azoulay has served as the Chief Operating Officer since January 2005. Between 1989-2004 Mr. Azoulay worked at U.S.R. Electronic System, a leading EMS company, starting as a production manager and advancing to logistics manager. Mr. Azoulay holds a B.A. in Industrial Management and an MBA, both from University of Derby.

Amir Eilam has served as our Vice President of Research and Development since February 2012. Mr. Eilam has been with OTI since 2005, acting first as embedded software engineer, and then as manager of the Firmware and Petroleum departments. Mr. Eilam specializes in OS design for our company’s embedded products. He holds a B.Sc. in Electronics Engineering from Ort Brauda College of engineering in Israel.

Except for Ohad Bashan, our President, Chief Marketing Officer, and Chief Executive Officer of OTI America, Inc., who is the son of Oded Bashan, our co-founder and chairman of our Board of Directors, none of our directors or executive officers has any family relationship with any other director or executive officer.

B.           COMPENSATION

Executive Compensation

The aggregate compensation paid or accrued by us and our subsidiaries to our executive directors and executive officers listed above under “Management,” for the year ended December 31, 2012 was $7,958,897. This amount includes approximately $5,631,073 set aside or accrued to provide for termination, pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to officers, and other benefits commonly reimbursed or paid by companies in Israel. The Company is now reviewing the legality and interpretation for the above mentioned terms of agreement. During 2012 our non-executive directors were reimbursed for their expenses for each board meeting attended and in addition receive compensation for their service on the board.  Our executive directors do not receive separate compensation for their service on the Board of Directors or any committee of the Board of Directors.  The aggregate amount paid by us to our non-executive directors during 2012, who were Eliezer Manor, Ora Setter, Eli Akavia, Ra'anan Ellran, David P. Stone and Mark Green, was $258,492.

Directors’ Compensation

We currently pay no compensation to our non-executive directors.

We plan to bring to shareholders vote a monetary and equity based compensation to our non-executive directors.

See “Item 6.E. Share Ownership” for information on beneficial ownership of our shares by our directors and executive officers.  We have no outstanding loans to any of our directors or executive officers.

Employment Agreements

We maintain written employment and related agreements with all of our office holders.  These agreements provide for monthly salaries and contributions by us to executive insurance and vocational studies funds.  Certain salaries of our Israel-based officers are denominated by dollars, and are being converted into NIS at a fixed conversion rate of $1 = NIS4.3. The employment agreements of certain office holders provide that we may give the employee an annual bonus in accordance with targets to be determined by our compensation committee by December 31 of each calendar year in respect of the following year.  In determining the amount of the bonus, the compensation committee and the board of directors must relate it to our revenues or profits, as applicable to the employee. If justifiable in light of our quarterly financial results, we may make advances on bonus payments pursuant to a resolution of our board of directors. All of our office holders’ employment and related agreements contain provisions regarding noncompetition, confidentiality of information and assignment of inventions.  The enforceability of covenants not to compete in Israel is unclear.

Agreement with Ofer Tziperman. The employment agreement of Mr. Tziperman with Company’s subsidiary, Parx Ltd., dated January 1, 2011 provides that Mr. Tziperman shall act as Parx' President for a non-determined period.  Either party may terminate the employment upon a 90 days advance notice. In the event of termination (by either party), Mr. Tziperman is entitled to receive severance pay equal to twice the statutory rate of one month’s current salary multiplied by the number of years of employment, unless the termination occurs as a result of circumstances depriving him of the right to severance pay at law or as a result of a breach of fiduciary duty or a material breach of his undertakings. Under the employment agreement Mr. Tziperman was granted stock options of Parx equivalent to four percent (4%) of the then outstanding shares of Parx Ltd., vested in equal annual installments during a four year vesting period, subject to acceleration in the event Parx Ltd. offers its shares to the public (IPO), or is merged, acquired or sold to a third party (“Sale Event”). If before such Sale Event, Parx allocates additional shares, it will allocate to Mr. Tziperman additional stock options necessary to preserve his right to acquire four percent (4%) of the outstanding shares of Parx Ltd. immediately before such Sale Event. On March 7, 2013 the Company’s board of directors appointed Mr. Tziperman as the Company’s Chief Executive Officer. Until Mr. Tziperman's agreement is amended and approved at the Company’s general shareholders meeting, his current agreement shall govern his position and terms as the Company’s Chief Executive Officer.

Agreement with Oded Bashan.  On December 23, 2012 Mr. Oded Bashan delivered a letter of resignation, resigning from his respective positions with the Company and its subsidiaries, effective June 23, 2013.  Mr. Oded Bashan position as the chairman of the Board of Directors terminated on April 26, 2013 and he currently serves as a member of the Board of Directors. The Company is reviewing the legality and interpretation of Mr. Bashan employment and termination terms.

Agreement with Ronnie Gilboa.  The employment agreement of Mr. Ronnie Gilboa terminated on December 2, 2012.

Agreement with Tanir Horn.  The employment agreement of Tanir Horn was amended during 2012 following the approval of our compensation committee, audit committee and Board of Directors and provides for a period ending on December 31, 2015, and unless terminates, is being extended automatically for an undetermined employment period.  Mrs. Tanir may terminate her employment, and we may terminate her employment, in either case upon six months’ notice, provided that if we terminate the agreement (not for cause) or if Mrs., Horn terminates the agreement for a justified cause (as prescribed in the agreement) and the six months’ notice ends before December 31, 2015, Mrs. Horn shall be entitled to receive her monthly salary and other benefits through December 31, 2015.  In addition to the foregoing consideration, in the event of termination (by either party), Mrs. Horn is entitled to receive severance pay equal to twice the rate of her monthly current salary multiplied by the number of years of employment, unless the termination occurred as a result of cause.

Agreements with Moshe Aduk. The employment agreement of Mr. Moshe Aduk terminated on April 30, 2013.

Agreement with Nehemya Itay. The employment agreement of Nehemya Itay was amended during 2012 following the approval of our compensation committee, audit committee and Board of Directors and provides for a three-year term ending on December 31, 2014, and unless terminates, is being extended automatically for an undetermined employment period.  Mr. Itay may terminate his employment, and we may terminate his employment, in either case upon six months’ notice, provided that if we terminate the agreement (not for cause) and the six months’ notice ends before December 31, 2014, Mr. Itay shall be entitled to receive his monthly salary and other benefits through December 31, 2014.  In addition to the foregoing consideration, in the event of termination (by either party), Mr. Itay is entitled to receive severance pay equal to twice the rate of his monthly current salary multiplied by the number of years of employment, unless the termination occurred as a result of cause. Additionally, at the end of each calendar year, during the three-year term of the agreement, Mr. Itay shall be entitled to a retention bonus of NIS 103,200 (or a pro rata portion thereof, if his employment was terminated by the Company). Mr. Itay shall also be entitled to a bonus equal to 1% of the consideration paid to the Company for patents that he helped develop and with respect to which he is named as one of the inventors (including sums to be received from T-Mobile action, provided that the Company’s right to receive the consideration is established prior to the termination of Mr. Itay's employment or prior to the termination of his non-compete period). Notwithstanding the foregoing, Mr. Itay shall not be entitled to the foregoing bonus, in the event that the consideration for the said patents is being paid as part of an M&A transaction.

Agreement with Ohad Bashan.  On December 23, 2012 Mr. Ohad Bashan delivered a letter of resignation, resigning from his respective positions with the Company and its subsidiaries, effective June 23, 2013.  The Company is reviewing the legality and interpretation of Mr. Bashan employment and termination terms.

Agreement with Amir Eilam. In Employment agreements and addendums it is agreed that Amir may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case upon three months’ notice.   It was agreed that the arrangement regarding the executive insurance policy, is made in accordance with the general permit relating to employer's payments to pension funds and insurance funds, instead of severance payment under Section 14 of the Severance Pay Law 5723-1963 (the "Severance Pay Law") and thus, save if the event of termination pursuant to Section 10.2.2 below, and save if the Employee has drown funds from the executive insurance policy not due to a Qualifying Event (as defined in GN 4575 - 5758), the Company waives any and all rights for return of the amounts paid by it to the executive insurance policy and such payments shall be deemed as being in lieu of severance pay as specified in the Severance Pay Law (GN 2787-5742, 993; GN 2847- 5742, 2939; GN 4575-5758).

Agreement with David Azoulay. In Employment agreements and addendums it is agreed that David may terminate his employment, and we may terminate his employment for reasonable and justifiable cause, in either case upon three months’ notice.   It was agreed that the arrangement regarding the executive insurance policy, is made in accordance with the general permit relating to employer's payments to pension funds and insurance funds, instead of severance payment under Section 14 of the Severance Pay Law 5723-1963 (the "Severance Pay Law") and thus, save if the event of termination pursuant to Section 10.2.2 below, and save if the Employee has drown funds from the executive insurance policy not due to a Qualifying Event (as defined in GN 4575 - 5758), the Company waives any and all rights for return of the amounts paid by it to the executive insurance policy and such payments shall be deemed as being in lieu of severance pay as specified in the Severance Pay Law (GN 2787-5742, 993; GN 2847- 5742, 2939; GN 4575-5758).

C.           BOARD PRACTICES

Election of Directors; Appointment of Officers

Our current Board of Directors consists of ten (10) directors (out of maximum number of eleven directors that can serve on our Board of Directors at any time under our articles of association) and two external directors.  A majority of these directors must be non-executive directors, who are directors that are neither office holders nor our employees.  Our non-external directors are appointed, removed or replaced by a majority vote of our shareholders present in person or by proxy at a general meeting of our shareholders.

Once elected at a shareholders’ meeting, our directors, except for our external directors, hold office until the first general meeting of shareholders held at least thirty six months after their election, except for Mr. Oded Bashan and Mr. Ronnie Gilboa, who may not be replaced or removed unless by an affirmative vote of 75% of the Company’s shareholders entitled to vote and voting in person or by proxy at a general meeting of shareholders.  Incumbent directors may be reelected at that meeting. A director may be elected for consecutive terms, unless prohibited by the law.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  No person may be appointed as an external director of a company if the person is a family member of a controlling shareholder of the company, or if the person, or the person’s relative, partner, employer or any entity under the person’s control, has, or had within the two years preceding the person’s appointment as an external director, any affiliation or other than negligible business or professional relation with the company, a controlling shareholder or a family member thereof, or with any entity controlling, controlled by or under common control with the company, or, in the event there is no controlling shareholder in the company, with the Chairman of the Board of Directors, the Chief Executive Officer, a holder of 5% or more of the issued shares or voting rights of a company, or the most senior financial officer.  The term “affiliation” includes control, an employment relationship, a business or professional relationship maintained on a regular basis, or service as an office holder, excluding service as a director appointed to serve as an external director in a company that intends to make an initial offering of its shares to the public.  The term “office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.  The individuals listed in the table above are office holders.  The external directors were not office holders prior to their election.

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

In addition, the audit committee of our Board of Directors must include at least three independent directors within the meaning of Rule 5605(a) (2) to the NASDAQ Rules.  Our directors, Eileen Segall and Jeffrey E. Eberwein and Mark Stolper, qualify as external directors and independent director, respectively, under the Companies Law and as audit committee independent directors under the NASDAQ Rules.  In addition, our directors Charles M. Gillman, Dilip Singh, Richard Kenneth Coleman, Dimitrios Angelis and John Knapp are qualified as independent directors under the NASDAQ Rules.

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

Directors’ Service Contracts

Other than directors that serve as officers of the Company, none of our directors have any services contracts either with us, or with any of our subsidiaries, which provide for benefits upon termination of employment or service.

Board Committees

Our Board of Directors has established an audit committee, compensation committee, corporate governance committee and a patents committee.

Compensation Committee

Our Board of Directors established our compensation committee in July 1999.

Under a recent amendment to the Israeli Companies Law, effective December 12, 2012, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. The rest of the members of the compensation committee shall be directors who do not receive direct or indirect compensation for their role as directors (other than compensation paid or given in accordance with Israeli Companies Law regulations applicable to the compensation of external directors, or amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage).

The compensation committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director whose main livelihood is dependent on a controlling shareholder, nor a controlling shareholder or a relative thereof.

Under the Israeli Companies Law, our compensation committee is responsible for (i) proposing an office holder compensation policy to the Board of Directors, (ii) propose necessary revisions to the compensation policy and examine its implementation, (iii) determining whether to approve transactions with respect to compensation of office holders, and (iv) determining, in accordance with our office holder compensation policy, whether to exempt an engagement with an unaffiliated nominee for the position of chief executive officer from requiring shareholders’ approval.

The current members of our compensation committee are Eileen Segall, Jeffrey E. Eberwein and John Knapp.

Audit Committee

Our Board of Directors established our audit committee in July 1999.

Under the Israeli Companies Law, the Board of Directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the Company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director whose main livelihood is dependent on a controlling shareholder, nor a controlling shareholder or a relative thereof.

Under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An "unaffiliated director" is defined as either an external director or as a director, classified as an “unaffiliated director” by the Company, who meets the following criteria: (i) he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which in any event does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications, and the audit committee of the company confirmed such qualifications; and (ii) he or she has not served as a director of the Company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Our Board of Directors adopted an audit committee charter that sets forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as the requirements for such committee under the Israeli Companies Law, as described below.

Our Audit Committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management. We plan to form an audit committee shortly after the election of external directors to our board.

Under the Israeli Companies Law, our Audit Committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction should be deemed as material or extraordinary , (iii) where the Board of Directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor, and (vi) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee's members are present, which majority consists of unaffiliated directors including at least one external director, and it further complies with the committee composition set forth above.

The current members of our audit committee are Eileen Segall, Jeffrey E. Eberwein and Mark Stolper, all of whom are “independent directors” under Companies Law. Eileen Segall is the Audit Committee’s Chairman. Our Board of Directors has determined that Mark Stolper is an “Audit Committee Financial Expert” within the meaning of SEC rules and has the requisite experience under NASDAQ Rules.

Internal Auditor

Under the Companies Law, the Board of Directors must appoint an internal auditor that is recommended by the audit committee.  The role of the internal auditor is to examine, among other things, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an office holder or an interested party, as defined below, or a relative of an office holder or an interested party, or the company’s independent accountant or the independent accountant’s representative.  The Companies Law defines an “interested party” as a holder of 5% or more of the issued shares or voting rights of a company, a person or entity who has the right to designate at least one director or the general manager of the company, and a person who serves as a director or general manager.  On March 5, 2012, our audit committee recommended the appointment of Mr. Gali Gana, CPA, from the offices of Rosenblum Holzman & Co., as our internal auditor for the year 2012, and our Board of Directors approved the appointment on that date. On February 25, 2013, our audit committee recommended the reappointment of Mr. Gana, CPA, as our internal auditor for the year 2013, and our Board of Directors approved the appointment and the execution of a suggested annual internal auditors plan for the year 2013 on March 7, 2013.

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

Under Companies Law, compensation of executive officers (including exculpation, indemnification and insurance) is determined and approved by our compensation committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is required in the event (i) approval by our Board of Directors and our compensation committee is not consistent with our office holders compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions disinterested majority, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed two percent (2%) of the voting rights in our company.

Additionally, approval of the compensation of an executive officer, who is also a director, shall require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy. Our compensation committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our office holders compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon the terms of his or her compensation, unless the chairman of the board of directors (as applicable) determines that he or she should be present to present the transaction that is subject to approval.

Under Rule 5605(d)(1) to the NASDAQ Rules, compensation of the chief executive officer must be determined, or recommended to the Board of Directors for determination, either by: (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors. The Chief Executive Officer may not be present during voting or deliberations. Under Rule 5605(d)(2) to the NASDAQ Rules compensation of all executive officers, except the chief executive officer, must be determined, or recommended to the Board for determination, either by (i) a majority of the independent directors, or (ii) a compensation committee comprised solely of independent directors.

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

D.           EMPLOYEES

The breakdown of the number of our employees, including employees in our subsidiaries, by department, is as follows:

	Number of employees as of December 31,
Department	2010	2011	2012

Sales and marketing	27	32	32
Research and development	68	68	63
Manufacturing and operations	71	85	81
Customer support	23	28	29
Management and administration	99	66	62

Total	288	279	267

Of our employees, on December 31, 2012, 118 were based in Israel, 9 in the United States, 108 in Europe, 30 in South Africa and 2 in Asia.  Under applicable law and by order of the Israeli Ministry of Labor and Welfare, we and our Israeli employees are subject to certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel and the Coordination Bureau of Economic Organizations, including the Industrialists Association.  These provisions principally concern cost of living increases, length of the working day, minimum daily wages for professional employees, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacation, sick pay and other conditions of employment.  We provide our employees with benefits and working conditions above the required minimum and which we believe are competitive with benefits and working conditions provided by similar companies in Israel. Our employees are not represented by a labor union.  We have written employment agreements with substantially all of our employees.  Competition for qualified personnel in our industry is intense and it may be difficult to attract or maintain qualified personnel to our offices.  We dedicate significant resources to employee retention and have never experienced work stoppages, and we believe that our relations with our employees are good.

E.           SHARE OWNERSHIP

The following table sets forth certain information as of April 29, 2013, regarding the ownership of our Ordinary Shares by each of our directors and executive officers.

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

The share numbers and percentages listed below are based on 32,104,312 Ordinary Shares outstanding as of April 29, 2013.

Name of beneficial owner	Number of Shares Beneficially Owned (1)	% of Class of Shares	Number of Options Owned	Exercise Price	Date of Expiration
Dimitrios Angelis (1)	1,198,125	3.67%
Oded Bashan (2)	840,474	2.58%
Ronnie Gilboa (3)	202,089	*
Ofer Tziperman (4)	10,000	*	10,000	NIS 0.10	August 24, 2017
Tanir Horn (5)	45,000	*	45,000	$1.4	November 30, 2013
Moshe Aduk (6)	196,735	*
Nehemya Itay (7)	315,144	*	100,000	NIS 0.10	November 14,2015
Ohad Bashan (8)	557,268	1.71%	320,000	$1.00	March 29, 2015
David Azoulay (9)	39,058	*
Amir Eilam (10)	30,000	*	10,000	$2.37	March 24, 2016
			20,000	$1.20	May 30, 2017
All executive officers and directors as a group	3,433,893	10.53%	505,000

* Less than 1%
(*)
If a shareholder has the right to acquire shares by exercising options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) if a shareholder has the right to acquire by exercising options currently exercisable or exercisable within 60 days of the date of this table, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(1)	Includes 1,198,125 Ordinary Shares as to which Mr. Angelis has voting rights in his capacity as Chairman of the Board of Directors, pursuant to irrevocable proxies previously granted to the Chairman of the Board of Directors of the Company.
(2)
Includes 754,996 Ordinary Shares held by Mr. Bashan and 7,462 Ordinary Shares held by Mr. Bashan’s wife. Mr. Bashan disclaims beneficial ownership of the shares held by his wife. Also includes 78,016 Ordinary Shares as to which Mr. Bashan has voting power pursuant to irrevocable proxy granted to him personally. Mr. Bashan does not own any of the 78,016 Ordinary Shares. The number of shares does not include 1,198,125 Ordinary Shares as to which Mr. Bashan had voting pursuant to irrevocable proxy granted to him in his capacity as the Chairman of the Board of Directors, since as of April 26, 2013 Mr. Bashan no longer act as Chairman of the Board of Directors. Mr. Bashan does not own any of the 1,198,125 Ordinary Shares.

(3)	Includes 187,089 Ordinary Shares held by Mr. Gilboa and 15,000 Ordinary Shares held by Mr. Gilboa's wife. Mr. Gilboa disclaims beneficial ownership of the shares held by his wife.
(4)	Consists of options to purchase 10,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(5)	Consists of options to purchase 45,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(6)	Includes 149,487 Ordinary Shares held by Mr. Aduk, 37,248 Ordinary Shares held by Mr. Aduk and his mother, and 10,000 Ordinary Shares held by a company under Mr. Aduk’s control.
(7)	Includes 215,144 Ordinary Shares held by Mr. Itay and options held by Mr. Itay to purchase 100,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(8)	Includes 237,268 Ordinary Shares held by Mr. Bashan and options held by Mr. Bashan to purchase 320,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.
(9)	Includes 39,058 Ordinary Shares held by Mr. Azoulay.
(10)	Consists of options to purchase 30,000 Ordinary Shares currently exercisable or exercisable within 60 days of the date of this table.

Share Option Plans

The following is a description of the share option plans that we and our subsidiaries maintain. In addition to the discussion below, please refer to Note 11 to our consolidated financial statements.  Under Israeli law, except for issuances of options to directors, controlling shareholders or members of their families, adoption of a share option plan and revisions to it, as may be, are not subject to shareholders’ approval. Under NASDAQ Rules, however, absent an exemption, most new share option plans and material revisions are subject to shareholders' approval.

2001 Share Option Plan

We established our 2001 Share Option Plan, or the 2001 Plan, in February 2001.  The 2001 Plan provides for the grant of options to our employees, directors and consultants, and those of our subsidiaries and affiliates.  Upon establishment of the 2001 Plan, we initially reserved 75,000 Ordinary Shares for issuance.  During the years 2002-2007, and in November 2010 and November 2011, our Board of Directors adopted certain resolutions with regard to the 2001 Plan that increased the number of available options thereunder. As of April 29, 2013, the aggregate number of options available under the 2001 Plan is 13,200,000. In November 2010, our board of directors extended the 2001 Plan to be effective until February 28, 2016. Currently, in accordance with Israeli law, increasing the shares pool in an option plan does not require shareholders' approval.

Under the 2001 Plan, as of April 29, 2013, 10,240,697 options had been exercised and 1,436,116 options are outstanding and exercisable.  Of the options that are outstanding, as of April 29, 2013, 505,000 options are held by our directors and officers listed above under “Item 6.A Directors and Senior Management,” and have a weighted average exercise price of $0.86.

Our 2001 Plan is administered by our compensation committee, which makes recommendations to our board of directors regarding the grantees of options and the terms of the grant, including exercise prices, grant dates, vesting schedules, acceleration of vesting and forfeiture.  Under the Companies Law the allocation of options is solely within the authority of our board of directors. Under the 2001 Plan, the terms and conditions of options are set forth in individual option agreements with the grantee.

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

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           MAJOR SHAREHOLDERS

The following table provides summary information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our Ordinary Shares as of April 29, 2013, or a different date, if so provided in the table below or footnotes thereof.

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

	March 21, 2011		March 30, 2012		April 29, 2013
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares	Number of Shares Beneficially Owned	% of Class of Shares

Jerry Lafe Ivy, Jr. (2)	-	-	3,063,916	9.78%	3,063,916	9.54%
C. Silk & Sons, Inc., (3)	-	-	3,881,034	12.39%	3,881,034	12.09%
Jack Silver (4)	-	-	1,723,000	5.50%	1,651,500	5.14%

(1)	The percentages shown above are based on 32,104,312 Ordinary Shares outstanding as of April 29, 2013.

(2)
Pursuant to Schedule 13D filed with the SEC on January 17, 2013, Mr. Ivy beneficially owns 3,063,916 Ordinary Shares and Mrs. Ivy beneficially owns 422,800 Ordinary Shares.  Mr. Ivy has sole voting power and power of disposition over the 2,641,116 Ordinary Shares, and shared voting power and power of disposition over the 422,800 Ordinary Shares o owned in the joint account with Mrs. Ivy. We have no information as to the holdings of Mr. Ivy on or before March 21, 2011.

(3)
Pursuant to Amendment No. 5 of Schedule 13D/A filed with the SEC on January 11, 2012, C. Silk & Sons, Inc. beneficially owns 3,881,034 Ordinary Shares, and has sole voting power and dispositive power over such 3,881,034 Ordinary Shares.  We have no information as to the holdings of C. Silk & Sons, Inc. on or before March 21, 2011 or information as to the holdings of C. Silk & Sons, Inc. after January, 17, 2012 and up today.

(4)
Pursuant to Amendment No. 3 of Schedule 13G/A filed with the SEC on February 6, 2013, Mr. Silver beneficially owns 1,651,500 ordinary shares, and has the sole voting and dispositive power with respect thereof.  We have no information as to the holdings of Mr. Silver on or before March 21, 2011.

Major Shareholders Voting Rights

Subject to the terms of our articles of association, our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 29, 2013, there were 17 holders of record of our Ordinary Shares, of which 11 record holders holding approximately 1% of our Ordinary Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 98.87% of our outstanding Ordinary Shares as of said date).

B.           RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that are on the whole no less favorable to us than those that would be available from unaffiliated parties at arm’s length.  Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Agreement with HolyTech Ltd.

In January 1996, we entered into an agreement with HolyTech Ltd., a company that to our knowledge is owned by Varda Bashan, Ora Gilboa and certain other of our executive officers, which formalized an arrangement that had existed since 1992. Varda Bashan is the spouse of Oded Bashan, our co-founder and chairman of our Board of Directors, and Ora Gilboa is the spouse of Ronnie Gilboa, our co-founder and a director. In recent years, HolyTech provided us with management services through Mrs. Bashan. The aggregate consideration paid by us for the services that HolyTech provided to us was $81,000 in, 2010 $101,000 in 2011 and $80,000 in 2012. The agreement with HolyTech was terminated on February 3, 2013.

Agreements with Directors and Officers

We have entered into employment agreements with all of our officers.  In addition, we have granted options to purchase our Ordinary Shares to our officers and directors.

Agreement Relating to Insurance Services

We had been receiving insurance agency services from a family member of one of our officers.  On August 22, 2003, our Board of Directors ratified and approved such engagement in accordance with the applicable Companies Law provisions. The agreement was terminated in January 2013.

C.           INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

A.           CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required by this item are found in Item 18 of this annual report, beginning on page F-1.

Legal Proceedings

From time to time, we become involved in various routine legal proceedings incidental to the ordinary course of our business.  We do not believe that the outcomes of these legal proceedings have had in the recent past, or will have (with respect to any pending proceedings), significant effects on our financial position or profitability.

On March 26, 2012, OTI filed a patent infringement lawsuit in the United States District Court for the Southern District of New York against T-Mobile USA, Inc. for selling NFC enabled phones, including the Nokia Astound and HTC Amaze, that infringe OTI’s U.S. Patent No. 6,045,043.  OTI’s NFC technology in the phones enables contactless payments with mobile phones, loyalty programs, data mining, and other applications.  T-Mobile answered the complaint, denying that it infringes the patent, alleging that the patent is invalid, and asserting other defenses.  The parties have briefed claim construction, and hearings are scheduled for May 7 and 9, 2013.

On September 2, 2012, OTI filed an insurance lawsuit in Israel Court against Harel Insurance company for damages incurred by us due to flooding in our subcontractor’s (Smartrac) manufacturing site in Thailand, in the amount of approximately $11 million. This caused disruptions to our supply chain and specifically affected our ability to deliver products to our customers

On January 27, 2013, subsequent balance sheet date, a former employee of the Company (in this paragraph, the "Plaintiff"), filed a law suit against the Company in the District Labor Court in Tel Aviv in the amount of NIS 1,400,000 (approximately $375,000). The plaintiff alleges that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. At this early stage, the Company, based on legal advice, is unable to estimate the chances of the law suit.

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

Though we never declared or paid a cash dividend, in November 2008 our Board of Directors authorized the repurchase of our shares in a total aggregate amount not to exceed $5 million subject to approval by court, as required under the Companies Law. In May 2009 the court approved a repurchase program in a total amount of up to $2 million and in the course of the repurchase program, 1,178,699 of our Ordinary Shares were acquired for an aggregate purchase price of $2 million.

B.           SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

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

	NASDAQ Global Market per Share $
	High	Low
Year

2008	3.57	1.07
2009	1.94	0.83
2010	3.28	1.40
2011	4.00	1.08
2012	1.78	0.96

2011
First quarter	4.00	2.14
Second quarter	2.69	2.12
Third quarter	2.25	1.41
Fourth quarter	1.63	1.08
2012
First quarter	1.70	1.07
Second quarter	1.78	1.34
Third quarter	1.69	0.96
Fourth quarter	1.44	1.08

Month
September 2012	1.14	0.96
October 2012	1.22	1.08
November 2012	1.44	1.19
December 2012	1.44	1.28
January 2013	1.55	1.28
February 2013	1.41	1.12
March 2013	1.25	0.87

B.           PLAN OF DISTRIBUTION

Not applicable.

C.           MARKETS

Our Ordinary Shares have been quoted on the NASDAQ Global Market under the symbol “OTIV” since December 20, 2004, and were traded on the NASDAQ Small Cap Market from November 12, 2002 until December 20, 2004.

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

The following is a summary of the material provisions o our Articles of Association and related provisions of Israeli corporate law.  This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see “Item 4.  Information on the Company.  General” and “Item 19.  Exhibits.”

Description of Shares
Our authorized share capital consists of 50,000,000 Ordinary Shares, NIS 0.1 nominal value.

Description of Ordinary Shares

As of April 29 2013, our authorized share capital consists of 50,000,000 Ordinary Shares, nominal value of NIS 0.1 per share, of which 33,283,011 were issued, 32,104,312 were outstanding and 1,178,699 were held by the Company as dormant shares.

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

Modification of Class Rights

The rights attached to any class, such as voting, liquidation and dividend rights, may be amended by written consent of holders of three-fourths of the issued shares of that class, or by adoption of a resolution by a simple majority of the shares of that class represented at a separate class meeting.

Transfer of Shares and Notices

Fully paid Ordinary Shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by Israeli law, U.S. securities laws or the rules of a stock exchange on which the shares are traded.  Under the Companies Law and applicable regulations, unless otherwise provided in the articles of association or by applicable law, shareholders of record are entitled to receive a minimum of 35 or 21 days’ prior notice of meetings of shareholders, based on the matters that are on the agenda.  Subject to the foregoing provisions of the Companies Law and applicable regulations, our articles of association provide that each shareholder of record is entitled to receive at least 14 days’ prior notice of any annual or Extraordinary Shareholders’ Meeting and at least 21 days prior notice of any shareholders’ meeting at which a special resolution is proposed. Under current regulations, a longer advanced notice of at least 35 days is required in certain cases.

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

The Companies Law provides that an acquisition of shares of a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder 25% or greater of the voting rights in the company.  This rule does not apply if there is already another holder of 25% or greater voting rights in the company.  As of the date of this annual report, we are not aware of any single shareholder that holds 25% or more of the voting rights in the Company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is another holder of more than 45% of the voting rights in the company. The special tender offer must be extended to all shareholders but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s Board of Directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice.  Our articles of association provide that merger transactions may be approved by a simple majority of the shareholders present, in person or by proxy, at a general meeting of our shareholders.  Under the Companies Law, in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or holding at least 25% of the means of appointing directors of the other party to the merger, or anyone acting on their behalf, including their relatives or companies controlled by them, are excluded from the vote.  If a majority of shareholders of one of the parties does not approve the transaction because the votes of certain shareholders are excluded from the vote, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be executed unless at least 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

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

Exculpation, Indemnification and Insurance of Office Holders

Under the Companies Law, an Israeli company may only exculpate an office holder in advance, in whole or in part, for breach of duty of care only if a provision authorizing such exculpation is included in its articles of association.  Our articles of association include such a provision. A company may not exculpate an office holder in advance from his liability towards the company which is caused by a breach of duty of care in case of distribution (as defined in the Companies Law). A company may not exculpate an office holder for breach of duty of loyalty.  However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval.

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
• •
A financial liability imposed on the office holder in favor of a third party; and
any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

An Israeli company may not, however, exculpate, indemnify or insure an office holder against any of the following:

•
A breach of duty of loyalty, except for indemnification and insurance for actions in which the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	A breach of duty of care committed intentionally or recklessly except that such recklessness is made solely negligently;
•	An act or omission committed with intent to derive illegal personal benefit; or
•	A fine levied against the office holder.

Under the Companies Law, indemnification and insurance of office holders must be approved by our compensation committee and our Board of Directors and, in specified circumstances, by our shareholders.

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

The Panama  Border Control Project

In June 2011 we entered into an agreement with the Ministry of Public Security of the Republic of Panama for the supply, design, installation and integration of an electronic system for the issuance of biometric visa stickers and an electronic control border system on an end-to-end turnkey module, in consideration of $6.9 million, to monitor and improve immigration verification processes and overall immigration flow in the Republic of Panama. The contract provides for the supply of OTI’s end-to-end immigration solution, based on its proprietary e-ID Magna™ platform. The solution included data enrollment and issuing stations, as well as individual means to verify identity tied to Biometric Automatic Fingerprint Identification System (AFIS), allowing for better control at border points and increased efficiencies. The system is compliant with International Civil Aviation Organization (ICAO) standards and offers a migration path to additional e-Gov applications. The term of such agreement is twenty months. We completed supply of the IT solution during the fourth quarter of 2012.

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

Capital gain exemption to non-Israeli shareholders applies even in circumstances that Israel could tax according to the relevant tax treaty. Section 97(B3) determines that in order for a non-Israeli resident who is a resident of a contracting state (i.e. a country with which Israel has a double taxation treaty) to be exempt from Israeli capital gains on the sale of shares in an Israeli resident company, the seller must comply with the following:

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

U.S. Federal Income Taxation

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized in or under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is subject to U.S. federal income tax regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury Regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase or hold our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

 We do not at this time anticipate paying any dividends. But, if we do distribute property in the future, then subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in its Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%.  For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

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

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis in the sold Ordinary Shares and the amount realized on the disposition of such Ordinary Shares (or its U.S. Dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, this tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

A U.S. Holder of PFIC shares which are traded on qualifying public markets, including the NASDAQ, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years.

Based on our estimated gross income, the average value of our gross assets (assuming that we are entitled to value our intangible assets using the methods suggested for publicly traded corporations) and the nature of our business, we believe that we were not a PFIC in 2012, we will not be considered a PFIC for our current taxable year, and there is only a small chance that we will be a PFIC in the foreseeable future. Since PFIC status is a factual determination that must be made annually and is therefore subject to change, our status in the current and future years depends on our assets and activities in those years. Because the market value of our Ordinary Shares is likely to fluctuate and because the market price of the shares of a technology companies has been especially volatile, we cannot assure you whether or not we will be considered a PFIC for any taxable year. Also, because PFIC status is in part based on facts on and through December 31 of each year, it is not possible to determine whether we will have become a PFIC for a calendar year until after the close of the year, when we finalize our financial information on and through December 31. In addition, we cannot provide assurance that the applicable tax law will not change in a manner which adversely affects our PFIC determination. If we were a PFIC for a taxable year, a U.S. Holder could be subject to interest charges and higher tax rates with respect to any gain from the sale or exchange of, and certain distributions with respect to our Ordinary Shares.

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

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceeds from a disposition of Ordinary Shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares.”

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

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our ordinary shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

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

Our cash and cash equivalents and short term investments are held substantially in U.S. Dollars and NIS with financial banks and bear annual interest of approximately 2.6%.

As of December 31, 2012, we had fixed and variable interest rate long-term loan obligations of which 1.5 million was denominated in USD, $1.1 million was denominated in Euros, $955,000 was denominated in Polish Zloty, $721,000 was denominated in NIS, and $82,000 was denominated in South African Rand. These loans will be repaid during the next eight years. The carrying values of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

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

The annual rate of inflation in Israel was 1.6% in 2012, 2.2% in 2011, and 2.7% in 2010. The NIS revaluated by approximately 2.3% and 6.0% in 2012 and 2010, respectively, against the U.S. Dollar and devaluated by approximately 7.7% in 2011 against the U.S. Dollar.

The functional currency of InterCard Systemelectronic, Inseal SAS and PARX France is Euro, of ASEC Spolka Akcyjna is the Polish Zloty, of OTI Africa is the South-African Rand and of MCT is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the Euro, the Polish Zloty, the South-African Rand and/or the Chinese Yuan Renminbi versus the U.S. Dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. Our exposure to the exchange rate of the U.S. dollar against the Yuan Renminbi has decreased following the sale of assets of MCT the sale of our assets related to inlay production and machinery therefore.

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

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Item 12.A Debt Securities

Not applicable.

Item 12.B Warrants and Rights

Not applicable.

Item 12.C Other Securities

Not applicable.

Item 12.D American Depositary Shares

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

(a)           Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2012.  Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

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

(c)           Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2012,  that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERTS

Our Board of Directors has determined that Mark Stolper, member of our audit committee, is an audit committee financial expert, as that term is defined in Item 16A of Form 20-F and is independent as that term is defined in NASDAQ Listing Rule 5605(a)(2).

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

Principal Accountant Fees and Services

The following fees were billed by KPMG International for professional services rendered thereby for the years ended December 31:

	2011	2012

Audit fees (1)	$281,000	$290,904
Audit related fee (2)	$43,000	$24,930
Tax fees (3)	$24,000	$19,3000

	$348,000	$335,134

(1) The audit fees for the years ended December 31, 2011 and 2012, are the aggregate fees billed or billable (for the year) for the professional services rendered for the audits of our 2011 and 2012 annual consolidated financial statements, review of consolidated quarterly financial statements of 2011 and 2012, and services that are normally provided in connection with statutory audits of us and our subsidiaries, consents and assistance with review of documents filed with the SEC.

(2) The audit-related fees for the years ended December 31, 2011 and 2012 were for services in respect of employee benefit plan audits and internal control reviews.

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

None.

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

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.                  FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

Item 18.                  FINANCIAL STATEMENTS

Index to the Financial Statements of the Registrant

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3—F-4
Consolidated Statements of Operations	F-5
Consolidated Statements of Comprehensive Loss	F-6
Consolidated Statements of Changes in Equity	F-7
Consolidated Statements of Cash Flows	F-8—F-9
Notes to the Consolidated Financial Statements	F-10—F-40

Item 19.                  EXHIBITS.

Exhibit No.	Description
1	Articles of Association. (1)
2	Shareholders Rights Agreement, dated as of January 12, 2009, as amended and restated on January 11, 2012, between the Registrant and Continental Stock Transfer & Trust Company. (1)
4.1	Original Section 102 Share Option Plan of the Registrant.(2)
4.2	Stock Compensation Program and Stock Award Agreement of OTI America, Inc.(3)
4.3	2008 Employee Stock Purchase Plan of the Registrant. (4)
4.4	2001 Employee Share Purchase Plan of the Registrant.(3)
4.5	2001 Share Option Plan of the Registrant.(5)
4.6	Application to Approve a Trustee for an Option Plan pursuant to Section 102 of the Income Tax Ordinance; and Deed of Trust. (2)
4.7	Long Term Lease Agreement, dated as of March 6, 2002 by and between the Israel Lands Authority and the Registrant.(3)
4.8	Form of Letter of Exemption and Indemnification between the Registrant and its directors and officers.(6)
4.9	Form of Securities Purchase Agreement between the Registrant and various investors, dated as of October 27, 2005.(7)
4.10^	Agreement, dated November 25, 2009, by and between the Tanzania Revenue Authority and the Registrant. (8)
4.11^	Supply Agreement, dated December 22, 2009, by and between SMARTRAC N.V. and the Registrant. (8)
4.12	Asset Purchase Agreement, dated December 22, 2009, by and among SMARTRAC Singapore Trading PTE, Millennium Card´s Technology Limited, and the Registrant. (8)
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

4.15	Agreement dated June 20, 2011, between OTI Panama S.A. and the Ministy of Public Security of Panama (unofficial English translation from Spanish original).
8.1	List of subsidiaries (filed herewith).
12.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
12.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
13.1	Certification of Chief Executive Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (furnished herewith).
13.2	Certification of Chief Financial Officer, pursuant Rule 13a-14(b) under the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350 (furnished herewith).
15	Consent of Independent Registered Public Accounting Firm (filed herewith).
101
The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Comprehensive Loss; (iv) Consolidated Statements of Changes in Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail (furnished herewith).

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

On Track Innovations Ltd. and its Subsidiaries Consolidated Financial Statements As of December 31, 2012

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Financial Statements as of December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
On Track Innovations Ltd.:

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel
April 30, 2013

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2011	2012
Assets

Current assets
Cash and cash equivalents	$12,517	$9,304
Short-term investments	15,952	8,712
Trade receivables (net of allowance for doubtful
accounts of $233 and $431 as of December 31, 2011
and December 31, 2012, respectively)	11,328	7,516
Other receivables and prepaid expenses	1,947	5,349
Short term restricted deposit for employees benefit	-	2,922
Inventories	8,196	7,049

Total current assets	49,940	40,852

Long term restricted deposit for employees benefit	-	1,099

Severance pay deposits	1,473	836

Property, plant and equipment, net	13,227	13,074

Intangible assets, net	609	656

Goodwill	485	485

Total Assets	$65,734	$57,002

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Balance Sheets

US dollar in thousands except share and per share data

	December 31
	2011	2012
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$6,793	$7,368
Trade payables	8,441	10,696
Accrued severance pay	-	3,539
Other current liabilities	5,315	10,971
Total current liabilities	20,549	32,574

Long-Term Liabilities
Long-term loans, net of current maturities	4,026	2,224
Accrued severance pay	4,502	2,032
Deferred tax liability	65	53
Total long-term liabilities	8,593	4,309

Total Liabilities	29,142	36,883

Liabilities related to discontinued operation	150	-

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of December 31, 2011 and
December 31, 2012; issued: 32,313,761 and 32,938,011
shares as of December 31, 2011 and December 31, 2012,
respectively; outstanding: 31,135,062 and 31,759,312 shares
as of December 31, 2011 and December 31, 2012, respectively	808	820
Additional paid-in capital	209,741	210,853
Treasury shares at cost - 1,178,699 shares	(2,000)	(2,000)
Accumulated other comprehensive income (loss)	(83)	36
Accumulated deficit	(171,737)	(189,131)
Shareholder’s equity	36,729	20,578
Non-controlling interest	(287)	(459)

Total Equity	36,442	20,119

Total Liabilities and Equity	$65,734	$57,002

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Consolidated Statements of Operations

US dollar in thousands except share and per share data

	Year ended December 31
	2010	2011	2012
Revenues
Sales	$49,590	$39,200	$34,920
Licensing and transaction fees	4,037	12,055	5,044

Total revenues	53,627	51,255	39,964

Cost of revenues
Cost of sales	24,748	24,225	20,041
Cost of licensing and transaction fees	-	714	-
Total cost of revenues	24,748	24,939	20,041

Gross profit	28,879	26,316	19,923
Operating expenses
Research and development	8,373	9,163	8,649
Selling and marketing	11,643	13,705	16,468
General and administrative	9,479	9,346	11,283
Amortization of intangible assets	575	507	211

Total operating expenses	30,070	32,721	36,611

Operating loss	(1,191)	(6,405)	(16,688)
Financial expenses, net	(1,397)	(419)	(707)

Loss before taxes on income	(2,588)	(6,824)	(17,395)

Taxes on income	(411)	(269)	(167)

Net loss from continuing operations	(2,999)	(7,093)	(17,562)
Net loss from discontinued operations	(3,292)	-	-

Net loss	(6,291)	(7,093)	(17,562)

Net loss attributable to non-controlling interest	102	168	168
Net loss attributable to shareholders	$(6,189)	$(6,925)	$(17,394)
Basic and diluted net loss attributable to shareholders per
ordinary share
From continuing operations	$(0.12)	$(0.22)	$(0.54)
From discontinued operations	$(0.13)	$-	$-
	$(0.25)	$(0.22)	$(0.54)
Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	24,615,526	31,524,315	32,168,373

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Comprehensive Loss

US dollar in thousands

	Year ended December 31
	2010	2011	2012
Total comprehensive loss:
Net loss	$(6,291)	$(7,093)	$(17,562)
Foreign currency translation adjustments	(315)	(438)	171
Net unrealized gain (loss) on available-for-sale securities	405	(32)	43
Reclassification adjustment for gain on
available-for-sale securities	(14)	(253)	(99)

Total comprehensive loss	$(6,215)	$(7,816)	$(17,447)
Comprehensive loss attributable to the non-controlling interest	101	163	172
Total comprehensive loss attributable to shareholders	$(6,114)	$(7,653)	$(17,275)

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Changes in Equity

US dollar in thousands, except share and per share data

					Accumulated
			Additional		other		Non-
	Number of	Share	paid-in	Treasury	comprehensive	Accumulated	controlling	Total
	Shares issued	capital	capital	Shares	Income (loss)	deficit	interest	equity
Balance as of January 1, 2010	23,946,316	$571	$187,473	$-	$570	$(158,623)	$(23)	$29,968

Changes during the year ended
December 31, 2010:

Stock-based compensation related to options and shares issued to employees and others	-	-	3,419	-	-	-	-	3,419
Exercise of options and warrants	1,437,694	39	41	-	-	-	-	80
Payments to acquire treasury shares	-	-	-	(1,136)	-	-	-	(1,136)
Foreign currency translation adjustments	-	-	-	-	(316)	-	1	(315)
Change in net unrealized gain on available- for-sale securities
	-	-	-	-	391	-	-	391
Net loss	-	-	-	-	-	(6,189)	(102)	(6,291)
Balance as of December 31, 2010	25,384,010	$610	$190,933	$(1,136)	$645	$(164,812)	$(124)	$26,116

Changes during the year ended
December 31, 2011:

Stock-based compensation related to
options and shares issued to employees and others	-	-	1,933	-	-	-	-	1,933
Exercise of options and warrants	799,230	22	186	-	-	-	-	208
Shares issued in connection with the purchase of business operation	130,521	4	358	-	-	-	-	362
Adjustment to contingent consideration in connection with the purchase of business operation	-	-	(116)	-	-	-	-	(116)
Issuance of shares, net of issuance expenses of $268	6,000,000	172	16,447	-	-	-	-	16,619
Payments to acquire treasury shares	-	-	-	(864)	-	-	-	(864)
Foreign currency translation adjustments	-	-	-	-	(443)	-	5	(438)

Change in net unrealized gain on available- for-sale securities	-	-	-	-	(285)	-	-	(285)
Net loss	-	-	-	-	-	(6,925)	(168)	(7,093)
Balance as of December 31, 2011	32,313,761	$808	$209,741	$(2,000)	$(83)	$(171,737)	$(287)	$36,442

Changes during the year ended
December 31, 2012:

Stock-based compensation related to options issued to employees and others
	-	-	951	-	-	-	-	951
Exercise of options and warrants	624,250	12	-	-	-	-	-	12
Warrants issued in connection with the purchase of business operation	-	-	147	-	-	-	-	147
Adjustment to contingent consideration in connection with the purchase of business operation	-	-	14	-	-	-	-	14
Foreign currency translation adjustments	-	-	-	-	175	-	(4)	171
Change in net unrealized gain on available-for-sale securities
	-	-	-	-	(56)	-	-	(56)
Net loss	-	-	-	-	-	(17,394)	(168)	(17,562)
Balance as of December 31, 2012	32,938,011	$820	$210,853	$(2,000)	$36	$(189,131)	$(459)	$20,119

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries
Consolidated Statements of Cash Flows

US dollar in thousands

	Year ended December 31
	2010	2011	2012
Cash flows from operating activities
Net loss from continuing operations	$(2,999)	$(7,093)	$(17,562)
Adjustments required to reconcile net loss to
net cash used in continuing operating activities:
Stock-based compensation related to options and shares issued
to employees and others	3,419	1,933	951
Loss (gain) on sale of property and equipment	(3)	24	(295)
Amortization of intangible assets	575	507	211
Depreciation	1,553	1,679	1,537

Changes in operating assets and liabilities:
Accrued severance pay, net	111	657	1,132
Accrued interest and linkage differences	164	(370)	(258)
Decrease in deferred tax liability	(36)	(19)	(12)
Linkage differences on receivable from sale of operation	-	(68)	-
Decrease (increase) in trade receivables	1,484	(6,392)	3,524
Increase in allowance for doubtful accounts	29	28	319
Decrease (increase) in other receivables and prepaid expenses	892	(452)	(2,692)
Decrease (increase) in inventories	(2,377)	219	1,224
Increase (decrease) in trade payables	(2,704)	2,159	1,782
Increase (decrease) in other current liabilities	(7,020)	(3,693)	5,640
Net cash used in continuing operating activities	(6,912)	(10,881)	(4,499)

Cash flows from investing activities

Acquisition of business operation (Supplement C)	-	(400)	(100)
Purchase of property and equipment	(2,346)	(1,191)	(1,043)
Payment of contingent consideration in connection with the purchase of a subsidiary	(186)	-	-
Purchase of short term investments	(5,230)	(14,697)	(10,403)
Investment in restricted deposit for employees benefit	-	-	(3,891)
Proceeds from maturity or sale of short term investments	2,013	7,420	17,712
Proceeds from sale of fixed assets	20	93	299
Net cash provided by (used in) continuing investing activities	(5,729)	(8,775)	2,574

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(311)	(1,510)	1,700
Proceeds from long-term bank loans	4,650	2,814	390
Repayment of long-term bank loans	(1,031)	(2,146)	(3,496)
Proceeds from issuance of shares, net of issuance expenses	-	16,619	-
Payments to acquire treasury shares	(1,136)	(864)	-
Proceeds from exercise of options and
warrants	80	208	12
Net cash provided by (used in) continuing financing activities	2,252	15,121	(1,394)

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(3,305)	(539)	(150)
Net cash provided by discontinued investing activities	2,300	2,404	-
Total net cash provided by (used in) discontinued activities	(1,005)	1,865	(150)
Effect of exchange rate changes on cash and cash equivalents	(81)	(222)	256

Decrease in cash and cash equivalents	(11,475)	(2,892)	(3,213)
Cash and cash equivalents at the beginning of the year	26,884	15,409	12,517

Cash and cash equivalents at the end of the year	$15,409	$12,517	$9,304

The accompanying notes are an integral part of these consolidated financial statements.

On Track Innovations Ltd.
and its Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

US dollar in thousands

	Year ended December 31
	2010	2011	2012
Supplementary cash flows information:

A. Cash paid during the period for:
Interest paid	$136	$324	$329
Income taxes paid	$167	$237	$-

B. Non-cash transactions:
Other liabilities	$-	$116	$(14)
Receivables related to sale of operation	$2,336	$-	$-

C. Acquisition of business operations:
Assets acquired and liabilities assumed of the
business at date of acquisition:

Working capital surplus	$-	$(89)	$9
Property and equipment	-	(15)	-
Goodwill	-	(485)	-
Customer relationships	-	(102)	-
Brand	-	(28)	-
Technology	-	(43)	(256)
	-	(762)	(247)

Issuance of shares and warrants in consideration for the acquisition	-	362	147
	$-	$(400)	$(100)

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

Certain definitions

$ - United States Dollars
NIS - New Israeli Shekel

B.            Acquisition of subsidiaries and business operations:

1.
In April 2012, the Company completed, through its subsidiary PARX Ltd, the purchase of 100% of the share capital of CPI Communication Ltd. (“CPI”), an Israeli-based company that provides private parking solutions across Israel (hereinafter- "the CPI Transaction").

CPI was purchased in order to expand the Company’s product offering, for a purchase price of $247, comprised of $100 in cash and $147 in share based payment, by issuance of 90,361 warrants to purchase the Company's ordinary shares. The 90,361 warrants were issued with a par value exercise price and shell vest in five equal installments over a vesting period of five years.

The acquisition was accounted for as a business combination, using the purchase method of accounting and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. Transaction costs were expensed.

As part of the purchase price allocation, the Company recognized a technology intangible asset, at an estimated fair value of $256. The intangible asset will be amortized on a straight line basis, over its estimated useful life, which was determined to be eight years.

2.
On January 4, 2011 PARX Ltd., the Company’s subsidiary, entered into an assets acquisition agreement with Ganis Systems Ltd. (“Ganis”) for the acquisition of assets and intellectual property (IP). In consideration for this acquisition, the Company paid Ganis $400 in cash and issued to it 130,521 ordinary shares of the Company. The ordinary shares will be subject to lock-up, where 26,760 ordinary shares will be free from lock up seven months after the closing date and additional amounts of 34,587 ordinary shares will be released from lock-up 12, 18 and 24 months after the closing date. If the aggregate value of the shares when released from their lock-up is below a certain amount, the Company was to compensate Ganis. As of December 31, 2012 the Company recorded a liability in the amount of $116 for this matter.  In addition, under an earn-out agreement, Ganis may be entitled to certain earn-out payments of up to an additional $450 over the next three years, based on reaching certain success criteria determined by the companies. Under the terms of the agreement, the chairman of board of the Company (or the board) will be granted an irrevocable proxy to vote the shares that are issued as part of the transaction.

The acquisition was accounted for as a business combination, using the purchase method of accounting and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. Transaction costs were expensed.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 1 - General (cont’d)

B.           Acquisition of subsidiaries and business operations: (cont'd)

In connection with the acquisition, the Company recognized three intangible assets: (1) customer relationships, estimated fair value of $102, with an estimated useful life of 11 years, (2) technology, estimated fair value of $43 with an estimated useful life of 14 years, and (3) brand, estimated fair value of $28, with an estimated useful life of 12 years. Amortization is computed on a straight line basis over the estimated useful lives of the respective assets. The Company also recognized goodwill in the estimated amount of $485. Amortization of the goodwill is a recognized expense for tax purposes.

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

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses (which approximates the translation of each transaction). Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of equity (accumulated other comprehensive gain or loss).

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

B.           Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries and its majority owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

C.           Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Such estimates include the valuation of useful lives of long-lived assets, revenue recognition, valuation of accounts receivable and allowance for doubtful accounts, inventories, investments, legal contingencies, share based compensation, the assumptions used in the calculation of income taxes and other contingencies. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results, however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.           Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

E.           Short-term investments

The Company accounts for investments in U.S and Israeli treasury securities and in corporate bonds in accordance with ASC Topic 320, Investments – Debt and Equity Securities.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2011 and 2012, the Company's investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses, are reported as a separate component of equity (accumulated other comprehensive gain or loss) until realized. Interest income is recognized when earned and included in the consolidated statement of operations in financial income. Realized gains and losses, as well as premium or discount amortization, are included in financial income or expenses.

When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date is recognized in earnings. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to other factors is recognized as other comprehensive loss, net of applicable income taxes. On December 31, 2012, there was an unrealized gain on the Company’s investment in fixed-rate treasury securities and corporate bonds in the amount of $36.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

F.           Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. Collection of trade receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The consolidated financial statements include an allowance for loss from receivables for which collection is in doubt.  In determining the adequacy of the allowance consideration is given to the historical experience, aging of the receivable, adjusted to take into account current market conditions and information available about specific debtors, including their financial condition, the amount of receivables in dispute, current payment patterns, the volume of their operations, and evaluation of the security received from them or their guarantors.

G.           Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a "moving average" basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2010, 2011 and 2012, have been included in cost of revenues.

The Company applies ASC Topic 330, Inventory which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, the above topic requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

H.           Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Years
Leasehold land (over the terms of the lease, see note 7A(1))	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
(mainly - 10 ))
Motor vehicles	6

I.           Impairment of long-lived assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

No impairment losses were recorded in 2010, 2011 and 2012.

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

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement).

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

No impairment losses were recorded in 2010, 2011 and 2012.

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
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

K.           Revenue recognition (cont’d)

In arrangements that contain multiple elements, the Company implements the guidelines set forth in ASU 2010-13. Such multiple element arrangements may include providing an IT solution, selling products (such as smart cards) and rendering customer services. Accordingly, the overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, evidenced by vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE"). In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, the Company is required to estimate the selling prices of those elements. Such estimated selling price has been determined using a cost plus margin approach. Since the cost for each element in such arrangements were estimated reliably, the estimated selling price was calculated by multiplying the costs by an average gross margin applicable to each element. Once the standalone selling price for each element was determined, the consideration allocated to each element was recognized as revenues upon meeting the required criteria as described above.

In revenue arrangements that include software components, the Company implements the guidelines set forth in ASU 2010-14. Accordingly, software revenue recognition is not applied for tangible products that contain both software and non-software components that function together to deliver the tangible product’s essential functionality.

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

Pursuant to ASC 605-35, revenues from these contracts are recognized under the percentage of completion method.  The Company measures the percentage of completion based on output or input criteria, as applicable to each contract. For the reported years, the Company used in all of its projects output measures with respect to measuring the progress of completion. These measures are based on completion of milestones (i.e., contract milestones as stated in the agreement such as the delivery, installation or shipments of various deliverables) and the amount of operational sites (i.e., progress is measured as a percentage of the sites that are already operational, out of the total sites that are required to be operational under the agreement).

Provisions for estimated losses on uncompleted contracts are made during the period in which such losses are first identified, in the amount of the estimated loss on the entire contract. As of December 31, 2012, no such estimated losses were identified.

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

M. Stock-based compensation

Employees

The Company measures and recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated grant date fair values. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period, which is generally the vesting period.

ASC Topic 718, Compensation – Stock Compensation, requires estimating the fair value of share based payments awards on the date of the grant using an option pricing model. The Company uses the Black-Scholes option pricing model.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the straight-line method.

Non-Employees

The Company uses an option valuation model to measure the fair value of these options at the grant date and at each subsequent reported period until the exercise date is reached. During 2010 and 2012 all options were granted with a par value exercise price and during 2011 most of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s market share price at the grant date.

N.           Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year. Shares issuable for little or no cash consideration, are considered outstanding ordinary shares and included in the computation of basic net loss per ordinary share as of the date that all necessary conditions have been satisfied.

Outstanding stock options and warrants in the amounts of 2,547,530, 2,499,475 and 2,230,730 for December 31, 2010, 2011 and 2012, respectively, have been excluded from the calculation of the diluted net loss per ordinary share because all such securities have an anti-dilutive effect for all periods presented.

O.           Fair value of financial instruments

The Company's financial instruments consist mainly of cash and cash equivalents, short-term interest bearing investments, accounts receivable, restricted deposits for employee benefits, accounts payable and short-term and long-term loans.

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

O.           Fair value of financial instruments  (cont’d)

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

The fair value of the liability in respect of the contingent consideration included in business combinations (see note 1B(2)) is based on discounted future expected sales and thus is based on level 3 inputs. The liability was determined to be insignificant.

The carrying amounts of variable interest rate long-term loans are equivalent or approximate to their fair value as they bear interest at approximate market rates. At December 31, 2012, fair value of bank loans with fixed interest rates did not differ materially from the carrying amount.

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

The Company applies the guidelines of ASC Subtopic 740-10 regarding uncertainty in income taxes (previously known as “FIN 48”), which clarify the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements (“ASC 740-10”). ASC 740-10 prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

P.           Taxes on income (cont'd)

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Q.           Non-controlling Interest

The Company implements ASC Topic 810- Consolidation, which requires net loss attributable to non-controlling interests  to be classified in the consolidated statements of operations as part of consolidated net earnings ($102, $168 and $168 for the years ended December 31, 2010, 2011 and 2012, respectively) and to include the accumulated amount of non-controlling interests in the consolidated balance sheets as part of equity (($287) and $(459) at December 31, 2011 and December 31, 2012, respectively). The amount previously reported as ‘net loss’ is now presented as ‘net loss attributable to shareholders’. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured with the gain or loss reported in net earnings.

R.           Severance pay

The Company’s liability for severance pay for some of its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Those employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company records the liability as if it were payable at each balance sheet date on an undiscounted basis. The liability is classified based on the expected date of settlement, and therefore is usually classified as a long-term liability, unless the termination of the employees is expected during the upcoming year.

The Company’s liability for those Israeli employees is partially provided for by monthly deposits for insurance policies and the remainder by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash redemption value of these policies. In addition, during 2012 the Company deposited certain amounts with a trustee, to compensate for any severance pay liability that is not covered by other funds. These deposits are restricted and may be withdrawn only for payment of severance pay liabilities. The severance pay funds and the restricted deposits for employee benefits are classified based on the classification of the corresponding liability.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 2 - Significant Accounting Policies (cont'd)

R.           Severance pay

In respect of other Israeli employees, the Company obtained approval from the Israeli Ministry of Labor and Welfare, pursuant to the terms of Section 14 of the Israeli Severance Pay Law, 1963, according to which the current deposits in the pension fund and/or with the insurance company exempt the Company from any additional obligation to these employees for whom the said depository payments are made. These deposits are accounted as defined contribution payments.

Severance pay expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $561, $1,189 and $1,630, respectively. Defined contribution plan expenses were $383, $445 and $412 in the years ended December 31, 2010, 2011 and 2012, respectively.

S.           Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $1,078, $1,566 and $1,607, respectively.

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

The activity in the allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012 is as follows:

	2010	2011	2012
Allowance for doubtful accounts at beginning of year	$2,777	$2,832	$233
Additions charged to allowance for doubtful accounts	210	90	319
Write-downs charged against the allowance	(181)	(2,688)	(127)
Translation differences	26	(1)	6

Allowance for doubtful accounts at end of year	$2,832	$233	$431

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

V.           Recent accounting pronouncements

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

In February 2013, the FASB released Accounting Standards Update 2013-02, Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in financial statements. The Company will be required to apply ASU 2013-02 for annual reporting periods beginning on January 1, 2013.

In March 2013, the FASB released Accounting Standards Update 2013-05, Foreign Currency Matters - Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”).  ASU 2013-05 prescribes accounting treatment for entities that cease to hold a controlling financial interest (as described in Subtopic 810-10) in a subsidiary or group of assets within a foreign entity when there is a cumulative translation adjustment balance associated with that foreign entity. ASU 2013-05 also prescribes accounting treatment for entities that lose a controlling financial interest in an investment in a foreign entity and those that acquire a business in stages by increasing an investment in a foreign entity from one accounted for under the equity method to one accounted for as a consolidated investment. The Company will be required to apply ASU 2013-05 for annual reporting periods beginning on January 1, 2014. The adoption of ASU 2013-05 is not expected to have a material impact on the Company’s consolidated financial statements.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 3 – Short term investments:

A.	Consist of:

	December 31
	2011	2012
Investment securities	$4,837	$1,013
Short-term bank deposits *	11,115	7,699

	$15,952	$8,712

*See Note 10C as to restrictions on certain deposits.

B.	Investment securities

The carrying amount, gross unrealized holding gains and losses, and fair value of available-for-sale debt securities by major security type and class of security at December 31, 2012 and 2011 were as follows:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value
At December 31, 2012:
NIS treasury securities	669	22	(9)	682
Corporate bonds	308	23	(-)	331

	977	45	(9)	1,013

At December 31, 2011:
U.S. Treasury securities	1,236	15	(2)	1,249
NIS treasury securities	642	16	(14)	644
Corporate bonds	2,943	27	(26)	2,944

	4,821	58	(42)	4,837

At December 31, 2012, all marketable securities which were in an unrealized loss position, had been in such a position for less than 12 months.

Maturities of debt securities classified as available-for-sale were as follows at December 31, 2012:

	Cost basis
	amount	Fair value
Due after six months through one year	210	221
Due after one year through five years	518	529
Due after five years through ten years	249	263

	977	1,013

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 3 – Short term investments (cont'd)

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

During 2012, the Company received proceeds of $6,518 upon sale of investment securities, net realized gains included in finance income totaled $134.

During 2011, the Company received proceeds of $3,666 upon sale of investment securities, net realized gains included in finance income totaled $59.

Note 4 - Other Receivables and Prepaid Expenses

	December 31
	2011	2012
Government institutions	$625	$1,054
Prepaid expenses	492	563
Short term severance pay deposits	-	574
Receivables under contractual obligations to be transferred to others *	-	2,377
Other receivables	830	781

	$1,947	$5,349

*The Company’s subsidiary in Poland is required to collect certain fees that are to be transferred to local authorities.

Note 5 - Inventories

	December 31
	2011	2012
Raw materials	$3,087	$2,994
Work in progress	2,840	1,777
Finished products	2,269	2,278

	$8,196	$7,049

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net

A.           Goodwill

	December 31
	2011	2012
Balance as of January 1	$-	$485

Changes during the year – Goodwill resulting from acquisition of business operations combination	485	-

Balance as of December 31	$485	$485

B.           Intangible assets, net

	December 31
	2011	2012
Cost
Technology	$1,682	$1,938
Brand	607	607
Know-how	452	452
Customer contracts and relationships	6,243	6,243
Total cost	8,984	9,240

Accumulated amortization and impairments
Technology	1,566	1,710
Brand	584	586
Know-how	452	452
Customer contracts and relationships	5,773	5,836
Total Accumulated amortization	8,375	8,584
	$609	$656

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 6 - Goodwill and Intangible Assets, Net (cont’d)

                B.           Intangible assets, net (cont’d)

i.	Amortization expense amounted to $575, $507 and $211 for the years ended December 31, 2010, 2011 and 2012, respectively.

Amortization expenses of intangible assets were recorded in the statement of operations in the years incurred.

ii             Estimated amortization expense for the years ending:

December 31
2013	$97
2014	97
2015	97
2016	97
2017 and thereafter	268
$656

Note 7 - Property, Plant and Equipment, Net

A.           Consist of:

	December 31
	2011	2012
Cost
Land	$454	$461
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,356	4,356
Buildings	5,303	5,309
Computers, software and manufacturing equipment	13,154	14,444
Office furniture and equipment	1,869	1,958
Motor vehicles	404	570

Total cost	25,812	27,370

Total accumulated depreciation	12,585	14,296

Net book value	$13,227	$13,074

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

B.	As to liens - See Note 10C.

C.	Depreciation expenses amounted to $1,553, $1,679 and $1,537 for the years ended December 31, 2010, 2011 and 2012, respectively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 8 - Other Current Liabilities

	December 31	December 31
	2011	2012
Employees and related expenses	$1,635	$1,590
Provision for termination of employees(*)	-	4,852
Accrued expenses	1,633	2,305
Customer advances	1,486	1,693
Other current liabilities	561	531

	$5,315	$10,971

                (*) see note 10A

Note 9 - Bank Loans

A.           Composition of long-term loans:

	December 31	December 31
	2011	2012
Long-term loans	$7,337	$4,389
Less - current maturities	3,311	2,165

	$4,026	$2,224

As of December 31, 2012, the bank loans are denominated in the following currencies: U.S. dollars ($1,541; matures in the years 2013 - 2019), Euro ($1,090; matures in the years 2013 - 2026), New Israeli Shekel ($721; matures in the years 2013-2019) South African Rand ($82; matures in 2016) and Polish Zloty ($955; matures in 2013-2014). As of December 31, 2012 these loans bear interest at rates ranging from 3.9%-8.8% (mainly 4.5%) per annum.

B.           Repayment dates of long-term loans subsequent to December 31, 2012:

2013	$2,165
2014	349
2015	325
2016	281
2017	268
Thereafter	1,001

$4,389

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 9 - Bank Loans (cont’d)

C.           Composition of short-term loans, bank credit and current maturities of long-term loans:

	December 31		December 31
	2011	2012	2011	2012
	%	%
	Interest rate
In NIS	6.96	5.09	$984	$2,081
In USD	4.74	4.13	1,477	2,014
In Euro	5.50	5.50	1,021	1,108
			3,482	5,203
Current maturities of
long-term loans			3,311	2,165

			$6,793	$7,368

The weighted average interest rate of the short-term bank credit for the years ended December 31, 2011 and 2012 were 5.59% and 4.80%, respectively.

D.            Liens for short-term and long-term borrowings - see Note 10C.

E.	As of December 31, 2012, the Group has authorized and used credit lines of approximately $4,300 and $4,093, respectively.

F.
Agreements that were made with banks, in order to secure bank services and obtain bank credit and loans, include financial covenants and restrictive covenants. Under the covenants definitions, the Company is obligated to meet at least one of the following: (i) annual revenues of $15 million; (ii) operating profit; (iii) cash balances of $6 million; and equity at a level of 30% of the total assets.  As of the balance sheet date the Company is in compliance with all of its covenants.

Note 10 - Commitments and Contingencies

A.           Commitments and Contingencies:

1.
The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark received grants from the Government of Israel, and are therefore obligated to pay royalties to the Government of Israel at a rate of 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter).  The total amount of grants received until December 31, 2012, net of royalties paid, was approximately $4,000 (including accrued interest).

Royalties paid or accrued amounted to $250, $512 and $375 for the years ended December 31, 2010, 2011 and 2012, respectively, and were charged to cost of revenues.

2.
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
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 - Commitments and Contingencies (cont’d)

A.           Commitments and Contingencies (cont’d):

3.
At our shareholders meetings dated March 16, 2012, the Company’s shareholders approved the extension of the Company’s employment agreement with  Mr. Oded Bashan,  until December 31, 2015. Mr. Oded Bashan's agreement shall be automatically extended or terminated by either party upon a six months' notice, where if either party terminates the employment prior to December 31, 2015, the Company shall be obligated to continue paying Mr. Oded Bashan contract benefits for the full term of the agreement. On December 23, 2012 Mr. Oded Bashan notified the company of his impending resignation. Mr. Oded Bashan is no longer providing essential services to the Company. Consequently, the Company recorded a provision based on the employment agreement in the amount of $2,272.  The Company is currently reviewing the legality and interpretation for the above mentioned terms of agreement.

4.
Mr. Ohad Bashan’s agreement was amended at our board of director meetings dated May 24, 2012 and was extended until December 31, 2016. Mr. Ohad Bashan's agreement shall be automatically extended or terminated by either party upon a six months' notice, where if either party terminates the employment prior to December 31, 2016, the Company shall be obligated to continue paying Mr. Ohad Bashan contract benefits for the full term of the agreement. On December 23, 2012 Mr. Ohad Bashan notified the company of his impending resignation. Mr. Ohad Bashan is no longer providing services to the Company. Consequently, the Company recorded a provision based on the employment agreement in the amount of $2,447.  The Company is currently reviewing the legality and interpretation for the above mentioned terms of agreement.

5.	An additional provision of $133 was made for a third executive, who serves as a director, and whose employment was also terminated at the end of 2012.

B.           Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2013 through 2017.
Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2012 are as follows:

2013	$440
2014	300
2015	275
2016	240
2017	183

$1,438

Rent expenses amounted to $1,143, $625 and $554 for the years ended December 31, 2010, 2011 and 2012, respectively.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 10 - Commitments and Contingencies (cont’d)

C.           Liens

The Company and certain subsidiaries have recorded floating charges on all of its tangible assets in favor of banks.

The Company's and certain subsidiaries' manufacturing facilities and certain equipment have been pledged as security in respect of a loan received from a bank.

The Company's short term deposits in the amount of $5,700 have been pledged as security in respect of guarantees granted to third parties, loans and credit lines received from a bank. Such deposits cannot be pledged to others or withdrawn without the consent of the bank.

D.           Guarantees

As of December 31, 2012, the Company granted guarantees to third parties including performance guarantees and guarantees to secure customers advances in the sum of $4,881.
The expiration dates of the guarantees range from February 2013 to July 2015.

E.           Legal claims

On January 27, 2013, subsequent balance sheet date, a former employee of the Company (in this paragraph, the "Plaintiff"), filed a law suit against the Company in the District Labor Court in Tel Aviv in the amount of NIS 1,400 (approximately $375). The plaintiff alleges that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. At this early stage, the Company, based on legal advice, is unable to estimate the chances of the law suit.

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

3.
On February 8, 2011 the Company closed a firm commitment underwritten public offering of 6,000,000 ordinary shares, including shares issued pursuant to the underwriters over-allotment option, at a public offering price of $3.00 per share. The proceeds to the Company, net of issuance costs, were approximately $16,619.

4.	As to shares issued as part of business combinations, see Note 1B.

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

3.
In 2012, the Company issued 130,500 par value options and shares to non-employees with respect to services rendered.  The aggregate fair value of the options was $181, based on the share market price as of day of grant.

The fair value of each option granted to non employees during 2011 for which the exercise price was greater than par value (see note 2M), was estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.            Dividend yield of zero percent.

2.	Risk-free interest rate of 1.01%.

3.	Estimated expected lives of 2.5-5 years.

4.	Expected average volatility of 77% which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

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

The vesting period for the options ranges from immediate vesting to ratable vesting over a four- year period.  The exercise price of options under the plan is at varying prices. Those options expire up to four years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants.

During 2010, 2011 and 2012 some of the options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share’s market price at the grant date.

The fair value of each option granted to employees during 2010, 2011 and 2012, for which the exercise price was greater than par value, was estimated on the date of grant, using the Black-Scholes model and the following assumptions:

1.           Dividend yield of zero percent for all periods.

2.           Risk-free interest rate of 1.86%, 1.01% and 0.76% for, 2010, 2011 and 2012, respectively, based on U.S. Treasury yield curve in effect at the time of grant.

3.           Estimated expected lives of 2.5-5 years for all periods.

4.           Expected average volatility of 74%, 77% and 73% for 2010, 2011 and 2012, respectively, which represent a weighted average standard deviation rate for the price of the Company's Ordinary Shares in the NASDAQ Global Market.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont’d)

C.           Stock option plans

The Company’s options activity (including options to non-employees) and options outstanding and options exercisable as of December 31, 2010, 2011 and 2012 are summarized in the following table:

	Number of	Weighted
	options	average exercise
	outstanding	price per share
Outstanding – January 1, 2010	2,340,885	2.23
Options granted	1,799,000	0.76
Options cancelled or forfeited	(383,161)	9.42
Options exercised	(1,229,694)	0.06
Outstanding – December 31, 2010	2,527,030	1.16
Options granted	1,663,000	1.04
Options cancelled or forfeited	(235,643)	1.55
Options exercised	(799,230)	0.26
Outstanding – December 31, 2011	3,155,157	1.22
Options granted	650,500	0.72
Options cancelled or forfeited	(768,291)	1.94
Options exercised	(624,250)	0.03
Outstanding – December 31, 2012	2,413,116	1.16

Exercisable as of:
December 31, 2010	1,469,280	$1.17
December 31, 2011	1,749,990	$0.84
December 31, 2012	1,690,616	$1.03

The aggregate intrinsic value of outstanding options at December 31, 2012 is approximately $1,130. The aggregate intrinsic value of exercisable options at December 31, 2012 is approximately $1,040.

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2012:

	Options outstanding			Options Exercisable
	Number	Weighted		Number	Weighted
	outstanding	average	Weighted	Outstanding	average	Weighted
	as of	remaining	Average	As of	remaining	Average
Range of	December 31,	contractual	Exercise	December 31,	contractual	Exercise
exercise price	2012	life (years)	Price	2012	life (years)	Price
$0.03	614,616	2.45	$0.03	543,616	2.29	$0.03
0.99-1.42	976,500	2.64	1.09	725,000	2.27	1.07
1.67-2.00	336,000	3.79	1.70	120,000	3.38	1.70
2.08-2.58	486,000	2.91	2.37	302,000	2.40	2.40
	2,413,116	2.81		1,690,616	2.39

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 11 - Equity (cont'd)

C.           Stock option plans (cont’d)

The total grant date intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012, was approximately $3,200, $2,014 and $1,568, respectively. The total exercise date intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012, was approximately $2,370, $1,700 and $798, respectively.

As of December 31, 2012, there was approximately $408 of total unrecognized compensation cost related to non-vested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested during the year ended December 31, 2012 was approximately $1,056.

During 2010, 2011 and 2012, the Company recorded share-based compensation expenses in the amount of $3,419, $1,993 and $951, respectively, in accordance with ASC 718.

D.           Warrants

1.
The number of warrants issued by the Company during the year ended December 31, 2011, as part of its offering of shares described in note 11A(3), were 260,869, with a per share exercise price of $3.75.  No such warrants were issued in 2010.

2.
During 2012 the Company issued 90,361 warrants with a par value exercise price and shell vest in five equal installments over a vesting period of five years, as part of acquisition of business operations as described in note 1B(1).

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2012:

	Warrants outstanding
	Number	Weighted
	Outstanding	Average	Weighted
	as of	Remaining	Average
	December 31	Contractual	Exercise
Range of exercise price	2012	Life (Years)	Price
NIS 0.1 (par value)	110,861	4.1	$0.03
$3.75	260,869	3.1	3.75
	371,730		2.64

E.           Repurchase program

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

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the regular corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced as of December 31, 2012.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in the Approved Enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the consumer price index and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2012.

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

B.	Non-Israeli subsidiaries are taxed based on the income tax laws in their country of residence.

 C.            Deferred income taxes:

	December 31	December 31
	2011	2012
Deferred tax assets:
Net operating loss carryforwards	$32,084	$36,841
Goodwill	2,145	1,762
Other	3,414	3,399

Total gross deferred tax assets	37,643	42,002
Less – valuation allowance	(37,643)	(42,002)

Net deferred tax assets	$-	$-

Deferred tax liability -

Intangible assets	(65)	(53)

Net deferred tax liability	$(65)	$(53)

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

C.	Deferred income taxes (cont’d)

The net change in the total valuation allowance for each of the years ended December 31, 2010, 2011 and 2012, are comprised as follows:

	Year ended December 31
	2010	2011	2012
Balance at beginning of year	26,988	27,311	37,643
Additions during the year	481	1,520	4,336
Changes due to amendments to tax laws
and applicable future tax rates, see note 12A(4)	-	8,858	-
Other changes	(158)	(46)	23
Balance at end of year	27,311	37,643	42,002

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

D.
As of December 31, 2012, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $127,066. Tax loss carryforwards in Israel may be carried forward indefinitely to offset against future taxable operational income. Under the Income Tax (Inflationary Adjustments) Law, 1985, and based on the Company’s election (see note12A), tax loss carryforwards are linked to the USD.  Tax loss carryforwards relating to non-Israeli companies aggregate approximately $19,235, which will expire as follows: 2013 - $9, 2014 - $41, 2016- $237, 2025 - $123, 2026 - $3,206 and 2027- $533. The remaining balance of $15,086 can be utilized with no expiration date.

E.
The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiaries that arose in 2012 and prior years, because the Company considers these earnings to be indefinitely reinvested. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to indefinitely reinvest these undistributed earnings. As of December 31, 2012, the undistributed earnings of these foreign subsidiaries were approximately $4,213. It is impracticable to determine the additional taxes payable when these earnings are remitted.

F.	No current or net deferred taxes were recorded in Israel. Non-Israeli income tax expenses included in the consolidated statements of operations are as follows:

	Year ended December 31
	2010	2011	2012
Current	$(447)	$(288)	$(179)
Deferred	36	19	12

Income tax expenses	$(411)	$(269)	$(167)

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 12 - Income Taxes (cont’d)

Income tax expenses for the years ended December 31, 2010, 2011 and 2012, differed from the amounts computed by applying the Israeli statutory tax rates of 25%, 24% and 25% to loss from continuing operations before taxes on income, as a result of the following:

	Year ended December 31
	2010	2011	2012
Computed “expected” income tax benefit	$646	$1,638	$4,349
Decrease in income tax benefit
resulting from:
Change in valuation allowance, net	(481)	(1,520)	(4,336)
Stock-based compensation related to options
issued to employees	(418)	(235)	(188)
Non-deductible expenses	(220)	(133)	(35)
Other	62	(19)	43

Total income tax expenses	$(411)	$(269)	$(167)

G.	Income (loss) from continuing operations before taxes on income consists of the following:

	Year ended December 31
	2010	2011	2012
Israel	$(3,092)	$(5,580)	$(16,623)
Non-Israel	504	(1,244)	(773)

	$(2,588)	$(6,824)	$(17,396)

H.           Accounting for uncertainty in income taxes

As of December 31, 2010, 2011 and 2012, the Company did not have any unrecognized tax benefits. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

For the years ended December 31, 2010, 2011 and 2012, no interest and penalties related to unrecognized tax benefits have been accrued.

The Company and its major subsidiaries file income tax returns in Israel, Hong Kong, Poland and Germany. With few exceptions, the income tax returns of the Company and its major subsidiaries are open to examination by the Israeli and the respective foreign tax authorities for the tax years beginning in 2007.

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

Set forth below are the results of the discontinued operations:

	Year ended December 31
	2010	2011	2012

Revenues	$1,331	-	-
Expenses	(3,701)	-	-
Other loss	(922)	-	-

Results of the discontinued operations	$(3,292)	$-	$-

Expenses above are not a result of continuing involvement in the operations, rather expenses due to certain remaining contractual obligations. ‘Other loss’ represents loss from sale of the operations.

Note 14 - Related Party Balances and Transactions

Transactions

	Year ended December 31
	2010	2011	2012

Costs and expenses*	$81	$101	$80

* Cost and expenses relate to services provided to the Company by related parties.

Balances

As of December 31, 2011 and 2012 the Company has no related party balances.

On Track Innovations Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements

In thousands, except share and per share data

Note 15 - Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with ASC Topic 280, "Disclosures About Segments of an Enterprise and Related Information".

	Year ended December 31
	2010	2011	2012
Revenues by geographical areas from
external customers
Americas	$30,137	$9,528	$13,815
Far East	1,817	9,214	1,163
Africa	6,368	12,396	9,607
Europe	11,756	16,612	13,170
Total export	50,078	47,750	37,755
Domestic (Israel)	3,549	3,505	2,209

	$53,627	$51,255	$39,964

	December 31	December 31
	2011	2012
Long lived assets by geographical areas
Domestic (Israel)	$4,486	$4,531
Germany	4,469	4,371
Poland	3,411	3,407
France	391	347
Other	1,564	1,559

	$14,321	$14,215

Major Customers

	Year ended December 31
	2010	2011	2012
	%	%	%
Major Customers by percentage from total revenues
Customer A	53%	16%	12%
Customer B	0%	14%	-
Customer C	3%	14%	10%
Customer D	-	-	15%

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

Date:  April 30, 2013