Form 20-F/A
period 2012-12-31
ON TRACK INNOVATIONS LTD
filed 2013-05-28
CIK 1021604

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

☐  Yes   ☒  No

EXPLANATORY NOTE

This Amendment No. 1 to the registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 30, 2013, or the Annual Report, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

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

Exhibit

101
The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Comprehensive Loss; (v) Consolidated Statements of Cash Flows; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text and in detail (furnished herewith).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ON TRACK INNOVATIONS LTD.

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

By:	/s/ Tanir Horn
Tanir Horn Chief Financial Officer

Date:  May 28, 2013